Form 20-F/A
period 2001-12-31
AES GENER INC
filed 2003-04-18
CIK 926075

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

☐	Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transmission period from            to

Commission file number 1-13210

AES GENER S.A.

(Exact Name of Registrant as Specified in its Charter)

AES GENER INC.

(Translation of Registrant’s Name into English)

Republic of Chile

(Jurisdiction of Incorporation or Organization)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago, Chile

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
6½% Notes due 2006

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock at December 31, 2001 was: Shares of Capital stock of AES Gener S.A., without nominal (par) value 5,672,752,777.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☒

PRESENTATION OF INFORMATION

Our consolidated financial statements and, unless otherwise indicated, the other financial information presented in this annual report are presented in Chilean pesos in conformity with generally accepted accounting principles in the Republic of Chile (“Chilean GAAP”) and the rules of the Chilean Superintendency of Securities and Insurance, or “SVS”. Chilean GAAP differs in certain important respects from generally accepted accounting principles accepted in the United States (“U.S. GAAP”). See Note 36 to our audited consolidated financial statements for the years ended December 31, 1999, 2000 and 2001 contained in Item 18 of this annual report for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net income for the years ended December 31, 1999, 2000 and 2001, and our total shareholders’ equity at December 31, 2000 and 2001. Unless otherwise specified, financial data relating to us is presented in constant Chilean pesos of December 31, 2001 purchasing power.

Unless otherwise specified, references herein to “U.S. dollars”, “dollars”, “$”, or “US$” are to United States dollars, references to “peso” or “Ch$” are to Chilean pesos, the legal currency of Chile, references to “Col$” are to Colombian pesos, the legal currency of Colombia, references to “Arg$” are to Argentine pesos, the legal currency of Argentina, references to “RD$” are to Dominican Republic pesos, the legal currency of the Dominican Republic, and references to “UF” are to Unidades de Fomento. The Unidad de Fomento is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate.

Our principal business and that of the majority of our consolidated subsidiaries and related companies is the generation and sale of electricity. We sell both electrical capacity, which is expressed as kilowatts (“kW”), megawatts (“MW”) or gigawatts (“GW”) of electricity available for use at any point in time, and electrical energy, which is expressed as kilowatt hours (“kWh”), megawatt hours (“MWh”) or gigawatt hours (“GWh”) of electricity produced or consumed over a period of time. One kW = 1,000 watts, one MW = 1,000 kW and one GW = 1,000 MW. “MMm3” means million cubic meters. “Nominal capacity” means the amount of nominal capacity in any company or system, while “firm capacity” means the total probable capacity in any company or system at any point in time, calculated using historical data, statistical analyses and certain assumptions regarding hydrology. Firm capacity may be substantially less than nominal capacity, depending upon the number of hours per year that particular plants are operational and other factors.

For your convenience, we have translated certain peso amounts into U.S. dollars. Unless otherwise indicated, information regarding the U.S. dollar equivalents of amounts in pesos is based on the daily observed exchange rate reported by the Central Bank of Chile for December 31, 2001 (the rate we used for December 31, 2001 financial reporting purposes), which was Ch$654.79 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the peso, U.S. dollar or other currency amounts shown in this annual report could have been or could be converted into U.S. dollars or pesos at such rate or at any other rate. The observed exchange rate for December 10, 2002 was Ch$706.10= US$1.00. The exchange rate between the Colombian peso and the U.S. dollar used by us for December 31, 2001 financial reporting purposes was Col$ 2,229.18= US$1.00. The Representative Market Rate as reported by the Colombian Central Bank for December 10, 2002 was Col$ 2,815.0= US$1.00. The exchange rate between the Argentine peso and the U.S. dollar used for financial reporting purposes was Arg$1.7 = US$1.00. The Representative Market Rate as reported by the Argentine Central Bank on December 10, 2002 was Arg$3.57= US$1.00. The exchange rate between the Dominican Republic peso and the U.S. dollar used by us for December 31, 2001 financial reporting purposes was RD$ 16.56= US$1.00. The Representative Market Rate as reported by the Dominican Republic Central Bank for December 10, 2002 was RD$ 21.50= US$1.00

Statistical information contained in this annual report regarding the economies of, and electricity industries in Chile, Colombia, Argentina and the Dominican Republic and AES Gener S.A. and its related companies’ competitors in those industries is based on material obtained from public sources, including publications and materials from participants in those industries and from government entities. We believe such information is accurate, but we have not independently verified it.

In this annual report, the terms “AES Gener”, “the company”, “we”, “us” and “our” refer to AES Gener S.A. and its consolidated subsidiaries. As used in this annual report, the term “related company” refers to an entity in which we have a 50.0% or less ownership interest and, accordingly, whose results are not consolidated in our consolidated financial statements. Our most significant related companies are:

•	Empresa Eléctrica Guacolda S.A. (“Guacolda”), which is 50.0%-owned by us and operates a 304 MW generation facility in Chile;

•	Empresa Generadora De Electricidad Itabo S.A. (“Itabo”), which is 25.01%-owned by us and operates a 586.5 MW generation facility in the Dominican Republic;

•	Gasoducto GasAndes Argentina S.A., (“GasAndes Argentina”) an Argentine company that is 13.0%-owned by us and transports gas through a pipeline from the Province of Mendoza in Argentina to the Chilean border; and

•	Gasoducto GasAndes S.A. (“GasAndes Chile”) a Chilean company that is 13.0%-owned by us and transports gas through a pipeline from the Argentine border to the Santiago Metropolitan Region.

Unless otherwise indicated, information with respect to our electrical capacity includes the total capacity of AES Gener S.A. and each of our consolidated subsidiaries, as well as our proportional share of the capacity of our related companies.

SPECIAL NOTE WITH RESPECT TO THE CONSOLIDATED FINANCIAL STATEMENTS IN THIS ANNUAL REPORT

On July 16, 2002, we filed our Annual Report on Form 20-F with the Securities and Exchange Commission, which contained unaudited financial statements for the years ended December 31, 2001, 2000 and 1999 in lieu of audited financial statements for such years which would ordinarily be required to be included herein. We used unaudited financial statements on a temporary basis due to:

•	the inability of Langton Clarke, the former Chilean affiliate of Arthur Andersen LLP which is now affiliated with Ernst & Young LLP, to complete in time for the filing of our Annual Report the necessary procedures to provide us with signed audit reports on our restated consolidated financial statements for the years ended December 31, 2000 and 1999; and

•	as a consequence, the inability of our current auditors, Deloitte & Touche, to complete in time for the filing of our Annual Report the necessary procedures to issue an audit report with respect to our financial statements for the year ended December 31, 2001.

Simultaneously with the filing of our Annual Report on July 16, 2002, we had applied to the staff of the Securities and Exchange Commission (the “Staff”) for permission to proceed with the filing of this Annual Report on the basis described above and in further detail, in our original Annual Report filed July 16, 2002, in accordance with the Commission’s Release No.34-45590 (the “Release”), which provides affected issuers extensions of time to file audited financial statements under specified conditions. Subsequent to our July 16, filing, the Staff denied our application to proceed on such a manner.

We are amending our original Annual Report to include audited financial statements (including a reconciliation to U.S. GAAP), required selected financial data, a discussion of any material changes from the unaudited financial statements and any other changes to our Annual Report that should be made to reflect any changes in the financial statements. Accordingly, our audited financial statements and other audited data contained in this amendment to our Annual Report supersede in their entirety our unaudited financial statements and other unaudited data contained in our original Annual Report filed on July 16, 2002. You should rely only on the audited information that has been provided in this amendment to our Annual Report and not on the unaudited data that was previously provided.

Changes to Unaudited Financial Statements

The audited consolidated financial statements for the years ended December 31, 2001, 2000 and 1999 contained herein reflect the following changes which have been made to the unaudited consolidated financial statements for the years ended on such dates which were filed with our Annual Report on Form 20-F on July 16, 2002:

•	Reclassification of Account Receivable from Inversiones Cachagua Ltda.

The outstanding balance of an account receivable which AES Gener has established with Inversiones Cachagua Ltda. (a wholly owned subsidiary of AES Corporation and owner of 98.65% of AES Gener), and was classified as an asset in our unaudited financial statements, has been reclassified and is reflected in our audited financial statements as a deduction from shareholders’ equity for the year ended December 31, 2001.

•	Chivor Depreciation Expense (Prior Year adjustments)

This adjustment corresponds to the correction of a mathematical error made in the calculation of the depreciation of the fixed assets of the Colombian subsidiary Chivor S.A. E.S.P. (“Chivor”), during the years ended December 31, 1997, 1998 and 1999.

•	Interest Rate Swap

In 1998, the company entered into an interest rate swap whereby it receives variable and pays fixed in order to convert variable rate debt into fixed rate. This interest rate swap has been adjusted to its fair value in the audited financial statements with the effective portion of the gain or loss on the derivatives recorded in other comprehensive income and the ineffective portion in earnings.

•	Impairment of Long-Lived Assets

A new impairment test was performed for the InterAndes Project and the impairment loss previously recognized was adjusted accordingly. In addition, an impairment loss was recorded in connection with Compañía Carbones del Cesar Ltda, which is in the process of being sold.

•	Forward Exchange Contracts

An adjustment was made in connection with the forward exchange contracts between the U.S. dollar and the Chilean peso held by the Company. The changes in the fair value of these derivates were recognized in the income statement under U.S. GAAP.

•	Deferred Tax Effects of U.S. GAAP Adjustments

The deferred tax effects of the U.S. GAAP adjustments referred to above were recorded in the audited financial statements.

•	Minority Interest

The minority interest effects of the U.S. GAAP adjustments referred to above were recorded in the audited financial statements.

•	Investments in Sale Process

Additional disclosures were made concerning Chivor (in Note 9.o), Compañía de Carbones del Cesar Ltda. (in Note 36.II.p (viii)),, Itabo (in Note 36.II.p(ix)), and the sale of the assets of OilGener Inc. (USA) and the Fell Block assets as well as 100% ownership of OilGener Argentina Ltd. (in Note 36.II.p(xii)),    , and Explotaciones Sanitarias S.A. and Ecogener S.A. (in Note 36.II.p(xiii)),.

•	Contingencies

Additional disclosures were made concerning a guarantee in favor of Transportadora del Gas del Norte (“TGN”), certain Take-or-Pay contracts and other contingencies included in certain credit agreements.

•	New Accounting Pronouncements

A disclosure was made concerning Statements N°146, N° 147 and N°148, issued by the Financial Accounting Standards Board regarding “accounting for costs associated with exit or disposal activities”, ““acquisitions of certain financial institutions” and “accounting for stock-based compensation-transition and disclosures”, respectively.

•	Subsequent Events

Additional conditions and events occurring subsequent to the filing of our unaudited consolidated financial statements which are discussed in footnote 36 (ii) (p), to the consolidated audited financial statements, include:

•	the restructuring of certain debt which Energy Trade and Finance Corporation (“Energy Trade”), a wholly-owned subsidiary of AES Gener, owes to ABN Amro Bank (ABN Amro), executed on July 31, 2002;

•	the restructuring of certain debt which Energy Trade owes to Nova Gas International Holdings Ltd., executed on August 16, 2002;

•	the restructuring of certain put agreement between Energy Trade and Bank of America, executed on September 13, 2002;

•	the agreement reached between Norgener S.A. (“Norgener”), a wholly owned subsidiary of AES Gener, and its client Minera Escondida Limitada (“Escondida”) on designation of the arbitrator to rule on the claims Escondida has asserted under contracts currently in force between the parties and subsequently, submission of the lawsuit by Escondida on December 9, 2002;

•	litigation proceedings against AES Gener relating to the bankruptcy of Cordex Petroleums, Inc.;

•	the existence of potential non-compliance events pursuant to the terms and conditions contained in a note purchase agreement to which our Argentine subsidiary TermoAndes S.A. is a party and efforts by AES Gener to obtain a waiver relating to such events;

•	the successful refinancing of the US $330 million debt on August 27, 2002, that our Colombian subsidiary Chivor has with a syndicate of banks; and

•	the ordinary damages claim received on November 15, 2002 by the Company in the amount of Ch$ 13 million, filed by three distribution companies in Northern Chile against all generation companies located in Chile’s northern interconnected system (the “SING”).

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of such evaluation.

PART I

Item 1     Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2     Offer Statistics and Expected Timetable

Not Applicable

Item 3     Key Information

A.    Selected Financial Data

The following table presents selected consolidated financial and statistical information for each of the periods indicated. This information should be read in conjunction with “Item 5-Operating and Financial Review and Prospects” and our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 36 to our audited consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our net income for the years ended December 31, 1999, 2000 and 2001 and our total shareholders’ equity as of December 31, 2000 and 2001. Financial information presented below as of and for the years ended December 31, 1997–2001 is presented in constant pesos of December 31, 2001 purchasing power.

	1997	1998	1999	2000	2001	2001
	In million of constant Ch$	In million of constant Ch$	In million of constant Ch$	In million of constant Ch$	In million of constant Ch$	In million of US$
Income Statement Data:
Chilean GAAP:
Operating Revenue	311,491	313,525	476,784	455,314	347,009	530.0
Operating expense excluding depreciation	(154,558)	(171,940)	(296,437)	(293,121)	(202,510)	(309.28)
Depreciation	(31,218)	(35,018)	(53,171)	(54,935)	(45,109)	(68.89)
Administrative and selling expense	(21,414)	(22,747)	(40,812)	(26,977)	(29,149)	(44.52)
Operating Income	104,301	83,820	86,364	80,282	70,241	107.27

Share of net income and loss of related companies including Goodwill and Negative Goodwill	10,972	14,248	4,208	3,153	1,569	2.4
Financial income	15,033	21,916	7,354	12,917	16,920	25.8
Financial expense	(42,396)	(51,008)	(57,414)	(78,988)	(71,421)	(109.07)
Other non operating income (expense), net	4,305	(8,451)	(5,353)	(7,945)	(10,957)	(16.73)
Income Taxes	(8,015)	(1,077)	(10,784)	(2,402)	(9,793)	(14.96)
Minority interest	(1,858)	(11,044)	(17,444)	(4,743)	(1,587)	(2.42)
Net income	82,343	48,404	6,933	2,275	(5,027)	(7.7)
Consolidated ratio of earnings to fixed charges (unaudited)	2.93	2.07	1.48	1.18	1.16	1.16
Net income per share Ch $	14.7	8.7	1.2	0.4	(0.9)	(0.0)
Net income per ADS Ch $	1,002.2	589.1	83.7	27.3	(60.3)	(0.1)
Dividends per share Ch$	6.05763	2.80000	2.18994	1.15138	25.55038	0.03902
Shares outstanding at end of period (000s)	5,586,820.5	5,586,820.5	5,630,562.8	5,672,738.0	5,672,753.0	5,672,753.0
Dividends per ADS Ch$	411.9	190.4	148.9	78.3	1,737.4	2.7

	1997	1998	1999	2000	2001	2001
	In million of constant Ch$	In million of constant Ch$	In million of constant Ch$	In million of constant Ch$	In million of constant Ch$	In million of US$

U.S. GAAP :
Operating Revenue	311,491	313,525	476,784	455,314	347,009	530.0
Operating income	106,244	83,435	79,978	64,063	63,162	96.5
Depreciation	(29,275)	(30,480)	(53,302)	(53,930)	(44,357)	(67.7)
Financial income	15,033	21,916	7,354	12,917	16,920	25.8
Financial expense	(42,396)	(51,008)	(51,998)	(76,186)	(71,332)	(108.9)
Share of net income and loss of related companies	12,819	14,097	(3,981)	3,007	278	0.4
Other non operating income (expense), net	934	(18,895)	7,016	(23.091)	17,685	27.0
Net income	80,616	39,142	1,530	(25,443)	12,097	18.5
Consolidated ratio of earnings to fixed charges (unaudited)	2.93	2.09	1.63	1.20	1.15	1.15
Net income per share	14.4	7.0	0.3	(4.5)	2.1	0.0
Net income per ADS	981.2	476.4	17.7	(307.2)	145.0	0.2
Weighted average shares outstanding (000s)	5,586,821	5,586,821	5,881,996	5,632,079	5,672,743	5,672,743

Balance Sheet Data:
Chilean GAAP:
Total assets	1,589,266	1,819,123	2,116,396	2,251,432	1,851,998	2,828.4
Long term liabilities	509,005	762,387	891,678	807,843	770,261	1,176.3
Total interest bearing liabilities	563,793	688,018	891,066	1,040,422	953,753	1,456.6
Total shareholders´ equity	850,081	859,898	857,472	860,216	716,074	1,093.6
Ratio of total shareholder´s equity to total capitalization	0.60	0.56	0.49	0.45	0.43	0.43

U.S. GAAP :
Total assets	1,577,561	1,823,317	2,109,395	2,216,360	1,666,692	2,545.4
Long term liabilities	539,922	636,280	967,031	875,364	810,644	1,238.0
Total interest bearing liabilities	563,793	688,018	891,066	1,040,422	953,753	1,456.6
Total shareholders´ equity	807,458	810,537	803,517	780,213	482,359	736.7
Ratio of total shareholder’s equity to total capitalization	0.59	0.54	0.47	0.43	0.34	0.34

Exchange Rates

The Ley Orgánica Constitucional del Banco Central de Chile No. 18,840, or the “Central Bank Act”, enacted in 1989, liberalized the rules that govern the ability to buy and sell foreign exchange. Prior to 1989, Chilean law permitted the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank. The Central Bank Act now provides that the Central Bank may determine that certain classes of purchases and sales of foreign exchange specified by law must be carried out in the Mercado Cambiario Formal, or the “Formal Exchange Market”. The Formal Exchange Market is formed by banks and other entities so authorized by the Central Bank.

The daily observed exchange rate for a given date is the average exchange rate at which transactions were carried out in the Formal Exchange Market on the previous day, or the “Observed Exchange Rate”. On September 2, 1999, the Central Bank of Chile eliminated the band within which the Observed Exchange Rate could fluctuate, in order to effect greater flexibility in the exchange market. Nevertheless, the Central Bank has the power to intervene by buying or selling foreign exchange on the Formal Exchange Market during certain situations.

Purchases and sales of foreign exchange which may be effected outside the Formal Exchange Market can be carried out in the Mercado Cambiario Informal or the “ Informal Exchange Market”. The Informal Exchange Market and its predecessor, the “Unofficial Market”, reflect the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate.

The following table sets forth the annual low, high, average and year-end Observed Exchange Rate for U.S. dollars for each year starting in 1997 as reported by the Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Observed Exchange Rate of Ch$ per US$(1)

	Low(2)	High(2)	Average(3)	Year-end
1997	411.85	439.66	419.29	439.18
1998	439.18	475.41	460.26	472.41
1999	468.69	550.93	509.46	530.07
2000	501.04	580.37	539.49	573.65
2001	557.13	716.62	634.94	654.79
November, 2001	670.13	715.67	689.40
December, 2001	656.20	689.95	669.14
January, 2002	648.69	683.11	667.28
February, 2002	671.86	688.98	678.84
March, 2002	655.44	670.67	663.26
April, 2002	641.75	662.78	650.82
May, 2002	646.44	659.14	653.91
June, 2002	657.39	704.28	673.77
July, 2002	688.05	702.61	696.33
August, 2002	692.21	716.16	702.3
September, 2002	709.26	749.14	726.98
October, 2002	731.95	756.56	742.32
November, 2002	697.22	728.46	709.48
December 1-10, 2002	700.31	709.8	705.44

Source:  Central Bank of Chile

(1)	In nominal (i.e., non-inflation adjusted) pesos.
(2)	Exchange rates are the actual high and low, on a day-to-day basis, for each period.
(3)	The average of monthly rates during the period.

The observed exchange rate on December 10, 2002 was Ch$706.10= US$1.00.

B.    Capitalization and Indebtedness

Not Applicable

C.    Reasons for the Offer and Use of Proceeds

Not Applicable

D.    Risk Factors

Risk Factors Relating To AES Gener

The economies and financial markets of the countries in which we operate are influenced by economic conditions in the rest of the world.

All of our operations and investments are located in Latin America. We originally operated only in Chile, but have expanded our operations throughout Latin America through acquisitions and investments. Today our principal operations and investments are in Chile, Colombia, Argentina and the Dominican Republic. Accordingly, our consolidated revenues are affected by the overall performance of the Latin American economy as a whole and the economies of these countries specifically. If local, regional or worldwide economic trends adversely affect the economies of any of the countries in which we have investments or operations or the Latin American economy as a whole, our financial condition and results of operations could be adversely affected.

Our financial condition and results of operations could also be affected by changes in economic or other policies of the governments of the countries in which we operate (these governments have exercised and continue to exercise a substantial influence over many aspects of the private sector in such countries) or other political or economic developments in Latin America, as well as regulatory changes or administrative practices, over which we have no control. In addition, the political and economic risks associated with our operations in Argentina, Colombia and the Dominican Republic may be greater than the risks associated with our operations in Chile.

Our businesses are subject to extensive governmental legislation and regulation.

As public utilities, we and our related companies are subject to extensive regulation of various aspects of our businesses. The current regulatory framework governing electric utility businesses has been in existence in Chile since 1982, in Colombia since 1994, in Argentina since 1992 and in the Dominican Republic since 1999. We are also subject to environmental regulations, which, among other things, require us to perform environmental impact assessments on future projects and obtain regulatory permits. As with any regulated company, we cannot assure you that the laws or regulations in the countries where we have operations or investments will not change, or be interpreted, in a manner that could adversely affect us or our related companies or that any environmental impact assessment will be approved by government authorities. See “Regulation of Electricity Generation in Chile, Colombia, Argentina and Dominican Republic”.

We also cannot assure you that additional Chilean restrictions applicable to the holders of American Depositary Shares ADSs, the disposition of underlying shares or the repatriation of the proceeds for such disposition or the payment of dividends could not be imposed in the future, and we cannot predict the duration or impact of such restrictions if imposed.

A large part of our operations is conducted through subsidiaries and related companies.

We conduct a substantial portion of our operations through our subsidiaries and related companies. In 2001, about 48% of our consolidated operating revenues were accounted for by our subsidiaries and related companies. Generally, claims of creditors of a subsidiary or related company, guarantees issued by a subsidiary or related company and claims of preferred stockholders will have priority with respect to its assets and earnings over the claims of creditors of its parent company or other shareholders, except to the extent the claims of creditors of the parent company are guaranteed by the subsidiary or related company.

The ability of each of our subsidiaries and related companies to pay dividends may be restricted by, among other things:

•	the ability to generate cash flows from operations;

•	the laws of the jurisdiction of its incorporation; and

•	the financing agreements to which it is a party.

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a description of AES Gener’s and our subsidiaries’ outstanding debt.

Our financial results can be adversely affected by foreign exchange fluctuations.

The Chilean peso, the Colombian peso, the Argentine peso, and the Dominican Republic peso have been subject to large devaluations in the past and may be subject to significant fluctuations in the future. Historically, a significant portion of our indebtedness has been denominated in U.S. dollars, and a substantial portion of our revenues and expenses are indexed to, related to or denominated in U.S. dollars. As a result, fluctuations in the exchange rates between local currencies and the U.S. dollar may affect our financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects—Impact of Inflation and Price-Level Restatement”.

Our operations in the SING in Chile may be adversely affected by excess capacity.

In 1999, we increased our generating capacity in the SING, which is the smaller but historically faster-growing of the two interconnected systems in Chile, by building a combined-cycle natural gas-fired generation facility in the Province of Salta in Argentina that is connected to the SING by a transmission line. The generation facility, TermoAndes S.A. (“TermoAndes”) and transmission line InterAndes S.A. (“InterAndes”) are together known as the “InterAndes Project”. The InterAndes Project generation facility has a total nominal capacity of 642.8 MW. We have contracts with customers in the SING to supply 110 MW of capacity from the Salta facility until 2008. However, a significant amount of the Salta plant´s generation is not yet under contract and is sold on the spot market, where prices have declined as a result of capacity increases.

In addition to the InterAndes Project, three of our competitors in the SING, Electroandina S.A., Edelnor S.A. and Nopel S.A., installed natural gas-fired generation facilities in the SING with an aggregate nominal capacity of approximately 1,177 MW as of December 31, 2001. The Electroandina S.A. and Nopel S.A. units are each supplied by a separate natural gas pipeline originating in Argentina. Once they were completed there was a substantial oversupply of electricity in the SING, which has resulted in significantly lower prices in the SING and adverse effects on our operations.

The Centro de Despacho Económico de Carga del SING (“CDEC-SING”), has the possibility of determining the maximum level of dispatch for each unit between 150 MW and 270 MW. This limit has been typically set at 180 MW. This measure is part of the “Short Term Operational Reliability Plan” adopted by the CDEC in order to minimize the risk of energy failures in the SING, which in the past has been affected by black outs sanctioned by the Superintendency of Electricity and Fuels. As a result, our operations may be limited, and affect our business, operations and financial conditions. The effect that an eventual relaxation of such limitation could have on our business operations and financial condition is not clear.

TermoAndes may not be able to consume all the gas it has to pay under its take or pay obligations

TermoAndes has take or pay agreements with its Argentine natural gas suppliers that provide for paying for a certain minimum amount of gas whether it is consumed or not. The gas paid but not consumed may be consumed throughout the term of the supply contract and two years beyond its termination. Since TermoAndes has been producing much less electricity than originally projected, it has also been consuming less gas and it has been accumulating gas to be paid but not consumed. The only way to increase the use of gas is to have a higher dispatch level in the SING and sell electricity in Argentina. Even though TermoAndes has until December 2012 to consume its accumulated take or pay, there is the risk that it may not be able to recover the full amount before such date and therefore lose the gas already paid for.

TermoAndes has not been paying for the gas not consumed under its take or pay obligation because it has been negotiating with its suppliers the reduction of its take or pay obligations and/or the use of the gas to be paid but not consumed in another AES Corporation facility. TermoAndes believes that the application of the “most favored nation clause” in the supply contract may substantially reduce its take or pay obligations and has been discussing this with its suppliers.

There can be no assurance that TermoAndes will be successful in renegotiating its take or pay obligations and that it will be capable of using all the gas it has to pay for in the period provided under the contract.

Severe weather conditions in Chile have a direct effect on our operations in the electricity sector and could also lead to governmental involvement.

During the second half of 1998 and the first half of 1999, central Chile endured the most severe drought recorded in its history. This drought caused electricity shortages throughout central Chile. In the fourth quarter of 1998 and in the first half of 1999, the Chilean government decreed that companies involved in the electricity sector could impose power rationing for various periods, which they implemented.

In May 1999, Congress responded to these drought conditions and shortages of electricity by amending both the Electricity Law and the law that created the Superintendency of Electricity and Fuels. The amendments provide for proportional distribution of any system deficits during periods of rationing, compensation to end users for energy deficits and an increase in the level of fines for any infractions.

Considering the current level of energy contracted by AES Gener, a severe drought would have a negative impact on our operations and financial conditions.

In the years 2000, 2001 and 2002, Chile was not affected by severe weather conditions.

Severe weather conditions in Colombia have a direct effect on our operations in the electricity sector

In Colombia, severe drought conditions during 1997 associated with the “El Niño” weather phenomenon resulted in a 138% increase in the average price of electricity compared to 1996. Higher electricity prices resulted in substantially increased levels of operating revenue for Chivor which we believe are not likely to be repeated in future periods. Beginning in the second half of 1998 Colombia experienced a greater availability of water in its reservoirs and major waterways. Given that the national power system is principally based on hydrological resources, the increased water supply in the second half of 1998, most notably in the last quarter, caused prices on the spot market to decline significantly from those recorded in the corresponding period in 1997 and the beginning of 1998.

In general, the effect of a drought in higher electricity prices more than offset the negative effect of lower water availability in Chivor. In a wet year the lower prices have generally had a more negative impact than the positive effect of higher water availability in Chivor.

Since 1999, Colombia has not been affected by exceptional weather conditions.

Our operations could be adversely affected by fuel price variability.

AES Gener and its subsidiaries’ thermoelectric plants burn natural gas, coal and other petroleum based fuels. Argentine natural gas is purchased under long-term market-based contracts for Sociedad Eléctrica Santiago S.A. (“Eléctrica Santiago”) and TermoAndes’ combined cycle units. Additionally, coal is purchased internationally as the primary fuel for several of AES Gener and its subsidiaries’ plants, and the company’s peaking plants utilize petroleum based fuels such as fuel oil N° 2. Significant variations in the market prices for these fuels would lead to higher operating costs which could adversely affect the company’s operations, at least until the higher fuel costs are adequately reflected in electricity prices.

We may be unable to successfully implement our capital investment program.

The success of our capital investment program will depend on numerous factors, including the cost and availability of financing. Although we have experience with large scale construction projects, the construction of new facilities may be adversely affected by factors commonly associated with such projects, including:

•	delays or difficulties in obtaining regulatory approvals and permits;

•	the inability to obtain financing at affordable rates;

•	shortages or changes in the price of equipment, materials or labor;

•	adverse changes in the political and regulatory environment in the countries where we and our related companies operate;

•	adverse weather conditions;

•	natural disasters;

•	accidents; and

•	unforeseen circumstances.

Any of these factors may cause delays in completion of all or part of our capital investment program and may increase the costs of the projects contemplated.

Our ability to implement our growth strategy may be constrained by insufficient operational and management resources.

Our ability to implement our business strategy may be constrained, and the timing of our planned investment may be impacted, due to insufficient resources. Our failure to continue to expand our resources or expansion difficulties could adversely affect our operating results and financial condition.

Our refinancing could be affected by changes in our international and local credit ratings and for other reasons.

Our ability to obtain refinancing in more favorable terms for our corporate and subsidiaries’ indebtedness could be affected by adverse changes in our international and local credit ratings and for other reasons. We can not assure you whether we will be able to refinance our corporate and subsidiaries’ indebtedness.

Lawsuits against AES Gener or its affiliates could adversely affect operating results.

AES Gener and its affiliates sell electricity on a contractual basis to numerous distribution companies, industrial customers and electric generation companies, among others. Additionally, the company enters into other legal agreements customary to the normal conduct of business. The provisions of such contracts and agreements may be disputed by the parties from time to time and we cannot assure you that pending or future lawsuits brought against the company or its affiliates will not adversely affect the company’s operations or financial condition.

Risk Factors Related to Chile

We are substantially dependent on economic conditions prevailing in Chile.

As of December 31, 2001, 80% of our consolidated operating revenues were derived from our operations in Chile, including operations of TermoAndes which is located in Argentina although its generation is sold in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing from time to time in Chile. Although the Chilean economy has grown from 1984 through 2001, it is smaller than the economies of certain other Latin American countries. In 2001, the GDP of Chile increased at an inflation-adjusted rate estimated at 3.0%, compared to an increase of 5.4% in 2000. We cannot assure you that the Chilean economy will grow in the future or that future developments in the Chilean economy will not materially adversely affect our business, financial condition or results of operations.

In addition we cannot assure you that the Chilean financial and securities markets will not be adversely affected by events elsewhere, especially in other emerging markets. Between October 30, 1997 and July 31, 1998, the Selective Shares Price Index, or IPSA, an index comprised of the Santiago Stock Exchange’s 40 most active stocks, declined 14.5%. Between July 31, 1998 and October 16, 1998—the period when the Russian crisis began to compound the effects of the Asian crisis—the IPSA declined an additional 25.3%. From October 16, 1998 to December 31, 1998, the IPSA recovered 16.7%, in 1999 it increased 43.05%, in 2000 it decreased 3.6% and during 2001 it recovered 9.1%. In 2001, our shares on the Santiago Stock Exchange traded at an average price of Ch$ 131.26 per share (approximately US$0.2005per share).

Our business may be affected by natural gas supply interruptions from Argentina

Our subsidiary Eléctrica Santiago produces electricity by burning natural gas supplied from Argentina. Given the current situation in that country, interruptions in the supply and or transportation of natural gas may occur, which would adversely affect the operations and financial condition of Eléctrica Santiago. Such potential interruptions would increase the spot price, and therefore would negatively affect AES Gener’s business operations and financial condition.

Our financial statements are reported in a manner that generally differs from those reported based on U.S. accounting and reporting standards.

There are important differences between Chilean and U.S. accounting and reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards. See Note 36 to our consolidated financial statements contained in this Form 20-F for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to our business and a reconciliation to U.S. GAAP of our net income for the years ended December 31, 1999, 2000 and 2001 and our total shareholders’ equity as of December 31, 2000 and 2001.

Risk Factors Relating to Our Investments in Colombia

Our financial condition and results of operations are substantially dependent on economic conditions prevailing in Colombia.

We generate a significant portion of our consolidated operating revenue and consolidated operating income before taxes in Colombia. For the year ended December 31, 2001, our Colombian operations accounted for approximately 20% of our consolidated operating revenue (14% in 2000). Therefore, economic conditions in Colombia will have a significant impact on our results of operations and financial condition, including the risk to refinance existing debt in favorable terms.

Colombia’s foreign exchange policy may be subject to Colombian Central Bank intervention, and we may be unable to convert Colombian pesos to U.S. dollars or Chilean pesos.

While the Colombian government does not currently restrict the ability of Colombian persons or entities to convert Colombian pesos into U.S. dollars or Chilean pesos, we cannot assure you that it will not institute a restrictive exchange control policy that may affect Chivor’s ability to remit funds to us in the future. Colombia’s foreign currency markets have historically been heavily regulated. Currently, foreign exchange transactions occur at free, or market, rates of exchange. In real terms, the Colombian peso depreciated by 6.6%, in 1997, in 1998 it depreciated 4.9%, in 1999 depreciation was 11.23%, in 2000 depreciation was 9.4% and in 2001, the peso appreciated 4.5%. We cannot assure you that the Colombian Central Bank will continue to follow its current foreign exchange policy in the future or whether it will intervene in the foreign exchange markets to support the Colombian peso in the event of a substantial devaluation or that any such intervention would be effective.

Colombian law permits the Colombian Central Bank to impose foreign exchange controls if the foreign currency reserves of the Colombian Central Bank fall below a level equal to the value of three months of imports of goods and services into Colombia. The Colombian Central Bank reported net international reserves of US$ 10 billion at December 31, 2001, representing coverage of approximately 9 months of imports of goods and services as of such dates. Since 1990, the Colombian government has not imposed special requirements on the repatriation of dividends, capital investment or other distributions.

The Colombian electricity power industry has been adversely affected by guerilla attacks in the past.

Guerilla organizations have long been active in Colombia. Although our Colombian facilities have never been subject to attacks by any guerilla group, we cannot assure you that such attacks will not occur in the future. In many remote regions of the country that have traditionally lacked an effective government presence, the guerillas have exerted influence over the local population. In recent years, the guerilla organizations have employed acts of terrorism to draw attention to their causes. Despite efforts by the Colombian government to address the situation, Colombia continues to be affected by social friction and violence related to guerilla activity. Most of this activity has been directed towards the oil industry but it has also affected the electric power industry. Attacks by guerilla groups have disrupted power supplies which, in some cases, have led to short-term regional power outages.

Risk Factors Related to Our Investments in Argentina

Argentina’s legal regime and economy are susceptible to changes that could adversely affect our Argentine operations.

On November 28, 2000, AES Corporation (“AES”) entered into an agreement with TotalFinaElf (“Total”), pursuant to which AES agreed to cause AES Gener to sell to Total all of AES Gener’s Argentine assets and certain other interests for an aggregate of US$ 657.5 million. Finally, during 2001, we sold to Total our ownership interest of 63.94% in Central Puerto S.A. (“Central Puerto”) for US$ 255 million and our 70.02% participation in Hidroneuquén S.A. (“Hidroneuquén”), for US$ 72.45 million. On November 1, 2001 Total did not exercise its option to buy our interest in TermoAndes and InterAndes.

Although Argentina experienced five years of economic growth from 1990 to 1994, it suffered numerous adverse economic consequences in 1995, due in part to a loss of investor confidence resulting from the devaluation of the Mexican peso in December 1994, including among others: a decrease in the amount of foreign capital inflow, a substantial decrease in bank deposits, an increase in interest rates, a decrease in foreign reserves, and an increase in market volatility. In response, the Argentine government implemented a number of measures aimed at reaching a fiscal surplus and restoring confidence in the financial system. Argentine GDP declined 4.6% in 1995 but increased 4.3% in 1996 and 8.4% in 1997. In 1998, Argentina’s GDP grew 3.9%, in 1999 it decreased at an estimated rate of 2.9%, in 2000 it increased at an estimated rate of 0.2% and in 2001 the GDP decreased 4.5%.

As summarized below, since late 2001, the Argentine financial system has been faced with severe difficulties to which the government has responded by implementing new regulations. In November 2001, the collapse of confidence in Argentina’s financial system led to a dramatic deposit run. In response, in early December 2001, the Argentine authorities implemented several monetary and exchange control measures, including the restriction on the free availability of funds deposited in banking institutions and restrictions on transferring funds out of Argentina, except for those linked to foreign commerce. Subsequently, the Argentine government declared default on the external debt and on January 6, 2002, the National Congress passed Law N°

25,561 (Public Emergency and Reform to the Exchange Regime) which resulted in an extensive change in the economic model in place and the modification of the convertibility law that had been in force since 1991 and empowers the Executive Power to approve the additional monetary, financial and exchange measures in order to overcome the economic crisis in the medium term.

Decree N° 71/2002 and Communication A3425 and its modifications issued by the Central Bank of Argentina (“BCRA”) established an “official market” exchange market primarily for exports, certain imports and financial obligations, and a separate one, called the “free market” for other operations. The parity of the official market was established at 1.40 pesos per dollar and the free market rate, at the closing of the first day after the exchange market was reopened (January 11, 2002) after having been suspended since December 23, 2001, fluctuated between 1.60 and 1.70 pesos per dollar.

Several norms were later issued which introduced additional amendments to the new regulation, the most relevant of which is Decree 214/2002 (“Decree 214”), some of the principal provisions of which are summarized below. Decree 214 converted dollar deposits held in financial institutions to pesos (called “pesification”) at the exchange rate of 1.40 pesos per dollar and also pesified all obligations incurred in dollars as of January 6, 2002 at the exchange rate of 1.00 peso per dollar. Deposits and debts converted into pesos are subsequently adjusted by the reference stabilization ratio (“CER”) published by the BCRA, which is applied from the date of the publication of the decree. Additionally, the minimum interest rate to be applied for deposits and the maximum interest rate for obligations under the financial system is to be established by the BCRA. Decree 214 also converted all private contracts subscribed as of January 6, 2002 at an exchange rate of 1.00 peso per dollar, which are to be adjusted by the CER in the same manner mentioned above. A provision which suspended all personnel dismissals without fair ground for 180 days, which was again extended for the same period, was also included in the decree, as well as a sanction, if dismissal occurs, requiring the employer to duplicate the severance payment stipulated by law. After issuing Decree 214, the Argentine government issued other regulations which established specific exceptions to pesification such as debts with local financial institutions related to foreign trade, credit card purchases made abroad, and forward and options agreements, among others.

The Argentine financial system’s situation remains very unstable following the events of the past several months. The main problems which have been faced by financial institutions, particularly banks, include extremely tight liquidity, negative cash flows, deteriorating loan portfolios, insolvency, and a questionable future even if they manage to overcome their more immediate difficulties. From January to September 2002, there was an increase in the wholesale internal price index of 121%, as based on information from the Instituto Nacional de Estadisticas y Censos. Overall, the series of measures applied by the government has virtually erased the financial system’s equity and has had tremendous reputation costs for the system. Although the government provided in Law N° 25,561 that the losses resulting from the application of the new exchange rate over the net position of the assets and liabilities in foreign currency will be deductible annually through the 20% income tax during the 5 fiscal years subsequent to the date the law was enacted and announced that the losses would be compensated for with new government bonds, these measures are of dubious value given that the financial system’s situation remains highly critical.

With regard to our investments in Argentina, the pesification has benefited TermoAndes by converting into pesos its obligations under its gas supply and gas transportation contracts. The suppliers may request the payment in pesos at the 1:1 exchange rate plus the CER. Suppliers may also request judicially for an equitable adjustment of the contract. Pesification is expected to remain throughout 2003, however, there can be no assurance of how long pesification will continue. There is also a risk that the government could exclude contracts like TermoAndes’ from pesification.

Argentina’s tax regulations are susceptible to different interpretations from authorities

Argentine federal and provincial authorities have sometimes had different interpretation of tax regulations than private companies. We can not assure you that there will not be other different interpretations of the regulations in the future that could negatively affect our Argentine operations.

Item 4     Information on the Company

A.    History and Development of the Company

We changed our name from Chilgener S.A. to Gener S.A. (“Gener”) on March 27, 1998, and to AES Gener S.A. on September 4, 2001.

We trace our origin to Compañía Chilena de Electricidad S.A., which was formed in 1921, nationalized by the Chilean government in 1970 and operated as a government-owned electricity generation, transmission and distribution company until 1981. The privatization of Compañía Chilena de Electricidad S.A. was completed in 1988, when it was divided in two distribution companies and one generation company (Chilectra Generación S.A. which changed its name to Chilgener S.A.). At that time 100% of our share capital was held by the private sector.

Our registered address is Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago, Chile, and our telephone number 562 686 8900. The company is a Sociedad Anónima abierta operating under the laws of Chile.

We are the second largest electricity generation group in Chile in terms of operating revenue and generating capacity. As of December 31, 2001, we and our 50%-owned related company, Guacolda, accounted for approximately 22.2% of total generating capacity in the Sistema Interconectado Central, or SIC, while in the SING, AES Gener, through its subsidiaries Norgener and TermoAndes accounted for 26.7% of total generating capacity. During 2001, we also engaged, directly or through subsidiaries and related companies, in:

•	electricity generation in Colombia, Argentina and the Dominican Republic;

•	coal mining in Colombia;

•	natural gas transportation in Chile and Argentina;

•	oil and gas exploration and production in Argentina and Chile; and

•	water distribution and treatment for industrial customers in Chile.

At December 31, 2001, our consolidated total assets were Ch$1,851,998 million (about US$2,828 million). In 2001 we reported consolidated operating income of Ch$70,241 million (about US$107.3 million) and consolidated net loss of Ch$5,027 million (about US$7.7 million).

For additional information about our revenues and sales, see “Item 3. Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects”.

Capital Investment Program

We continually review opportunities for improving our production methods and developing new plants and markets. We intend to continue to make capital expenditures to meet expected increased demand for electricity in Chile.

Our capital expenditures amounted to:

•	US$ 407.9 million in 1999;

•	US$ 74.8 million in 2000; and

•	US$ 24.4 million in 2001

In 1999, we invested in fixed assets in Chile and Argentina, principally InterAndes and TermoAndes. In 2000, we continued investing in the InterAndes Project and also divested non-core assets, such as our minority stake in Metrogas and 50% of our interest in Merchant Energy Group of the Americas (“MEGA”).

In 2001, our capital expenditures were associated principally with: reinforcement of a transmission line in the SIC, the purchase of a gas turbine and boiler for our subsidiary Energía Verde S.A.’s Mostazal Project and the construction of a transmission line to connect TermoAndes’ Central Salta to the SADI in Argentina. During 2001, we divested the following interests:

•	our 63.94% interest in Central Puerto;

•	our 50% interest in MEGA;

•	our 70.02% interest in Hidroneuquén;

•	our 69.87% interest in Puerto Ventanas S.A;

•	our 26.02% interest in Compañía Chilena de Navegación Interoceánica;

•	our 21.18% interest in Cabo Froward S.A. ; and

•	our 26.70% interest in Agencias Universales S.A.

Additionally, during 2002, we divested the following interests:

•	our 100% in OilGener Argentina Ltd.

•	our 51% in Explotaciones Sanitarias S.A.

•	our 51% in Ecogener S.A.

•	our 40% interest in SIGEN S.A. (a joint venture with GE)

Planned capital expenditures for 2002 were US$26.1 million and for 2003 were US$10.2 million, which includes the projected investments, related to the conversion of the existing Renca facility. As of December 2002, this project has been delayed, which will imply that the projected capital expenditures will not be met for the next two years.

AES’ Acquisition of AES Gener

On November 3, 2000 AES, and its subsidiary Inversiones Cachagua Ltda., announced a tender offer for 61.57% of the outstanding shares of Gener, as of September 30, 2000, in Chile for cash, as well as a tender offer for all of Gener’s American Depositary Shares through an exchange offer for AES’ shares. The purchase price for the offer was US$16.50 per ADS, or its equivalent in Chilean pesos per common share.

On November 28, 2000, AES entered into an agreement with Total, pursuant to which, AES would cause Gener to sell to Total all of its Argentine assets and certain other interests for a total of US$657.5 million, if AES succeeded in its tender offer.

On December 28, 2000, AES acquired 61.11% of AES Gener’s total capital for the Chilean peso equivalent of US$841.2 million and effectively assumed control of Gener. On January 9, 2001, AES acquired an additional 34.56% of the Company for a total purchase price of US$475.6 million in the form of AES common stock and on February 28, 2001 AES acquired 2.87% of the Company for a total purchase price of US$38 million by purchasing shares on the Santiago Stock Exchange. In December 2001, AES acquired an additional 0.11% for an amount of US$ 1.2 million. At that time, the total aggregate value for the acquisition of 98.65% of Gener was US$ 1,356 million. It is important to mention that AES is the owner 98.65% of AES Gener through its wholly owned company, Inversiones Cachagua Ltda.

On March 2, 2001, AES Gener provided Total with an option to purchase all of our Argentine operations. As of March 2, 2001, our Argentine operations included Hidroneuquén, InterAndes, TermoAndes, Central Puerto and certain minor projects being undertaken by AES Gener in Argentina. Under the terms of the agreement Total or any of its subsidiaries could purchase any combination of the companies. On July 27, 2001 Total exercised its option to buy our 63.94% interest in Central Puerto, for approximately U.S$ 255 million in cash. On September 21, 2001, Total exercised its option to buy our 70.02% interest in Hidroneuquén for approximately US$ 72.45 million in cash. On November 1, 2001Total did not exercise its option to buy our ownership interest in TermoAndes and InterAndes, which caused us to consolidate the results of both companies for the entire year 2001.

B.    Business Overview

Generation

Chile.    AES Gener and Guacolda provide electricity to the largest interconnected system in Chile, the Sistema Interconectado Central, or “SIC”, which serves more than 90% of the country’s population, including the densely populated Santiago Metropolitan Region. We also provide electricity to the Sistema Interconectado del Norte Grande, or “SING”, the interconnected system that serves the northern part of the country, which is less populated but is growing at a faster rate than other areas of Chile due to growth in the mining and industrial sectors.

Demand for electrical energy in Chile’s two major power grids grew in 2001 by 3.9% in the SIC and 5.6% in the SING. Chile’s GDP increased by 3.0% in 2001. Our management believes that energy demand in Chile will continue to grow for the next few years at an annual rate that exceeds the annual rate of growth in Chile’s GDP.

AES Gener and Guacolda had 1,756.1 MW of installed capacity in Chile as of December 31, 2001, combining 1,511.2 MW of primarily thermoelectric capacity (974.0 MW of coal-fired capacity, 379.0 MW of combined-cycle capacity, 39.4 MW of forestry-waste capacity (part of this capacity produces steam and not electricity) and 118.8 MW of gas turbine-fired capacity) and 244.9 MW of run-of-the-river hydroelectric capacity. In order to take advantage of expected growth in electricity demand, we plan to increase generation capacity in the SIC by 505 MW, through two projects: one of them consists of the conversion of the existing Renca plant located in Santiago to burn natural gas instead of fuel oil/diesel, and increasing its current capacity from 100 MW to 235 MW. The other project implies the construction of a 370 MW combined cycle power plant in the Sixth Region of Chile.

Additionally, AES Gener has 642.8 MW of installed capacity in a combined-cycle natural gas-fired plant located in the province of Salta, Argentina, which is connected by a 345 kV transmission line to the SING, an area where the largest mining companies of northern Chile are concentrated. This plant started commercial operations on April 13, 2000. For additional information, see “Item 3.D.Risks Factors”

Colombia.    We began operations in Colombia in December 1996 through the purchase of the Chivor hydroelectric power plant from the Colombian government as part of its privatization process. The Chivor plant consists of eight 125 MW capacity units with a total nominal operating capacity of 1,000 MW. Chivor is one of the largest dam-based hydroelectric plants in Colombia, representing about 8.0% of the country’s total installed generating capacity. The Chivor plant, which is located on the Batá River, 160 km northeast of Bogotá, has been operating continuously since 1977. Availability averaged 93.1% during the 1997-2001 period. Forced non-availability (that is, stoppages for unscheduled maintenance or repair) has averaged 0.4% during the 1997-2001 period. The main facilities of the plant, in addition to the eight generators, consist of a reservoir with maximum useful water volume of 617 million cubic meters and storage capacity of 1,045.5 GWh, a main dam and two additional diversion dams. For additional information, see “Item 3.D.Risks Factors”

Argentina.    In 2001, we sold our 63.94% interest in Central Puerto and our related company Hidroneuquén, controller of Hidroeléctrica Piedra del Aguila, to Total for an amount equal to approximately US$327.45 million in cash. In accordance with Chilean GAAP, we recorded an extraordinary gain of approximately US$ 91.16 million as a result of the sale of Central Puerto, while in the case of Piedra del Aguila we recorded a loss of approximately US$ 28.08 in the transaction.

Our generating plant in Argentina, TermoAndes, located in the province of Salta, is currently supplying the SING in Chile through the use of a transmission line between our Salta power plant and the SING. The Argentine portion of the transmission lines is currently owned by InterAndes, an Argentine subsidiary wholly-owned by AES Gener. The Chilean portion of the line is owned directly by AES Gener. See”—Electricity Generation—Argentina” .

Dominican Republic.    On May 13, 1999, a consortium composed of AES Gener and an affiliate of Coastal Corporation of the United States was the successful bidder for a 50% interest in Itabo, a company formed as part of the Dominican Republic’s program to privatize its electricity sector. The transaction was completed on September 8, 1999. Itabo owns six thermoelectric generation facilities located near Santo Domingo with approximately 586.5 MW of installed capacity, representing about 24% of the total installed capacity in the country. The remaining 50% of Itabo is owned by the government of the Dominican Republic. The consortium acquired its 50% interest by acquiring newly issued shares from Itabo for a purchase price of US$178 million. With these funds, Itabo prepaid US$ 65 million of debt, is investing around US$ 100 million for the rehabilitation of some units, and is using the remaining funds for the construction of a coal unloading port. During 2002, we held discussions with interested parties for the sale of this asset, however, an agreement has not been reached.

Other Businesses

We participate in the Chilean natural gas industry through our 13% ownership interest in each of GasAndes Argentina and GasAndes Chile, which transport natural gas through a pipeline from the Province of Mendoza in Argentina to the Santiago Metropolitan Region.

Our investments in port, shipping and other businesses related to the trading of coal, the principal fuel for some of our thermoelectric facilities, were sold almost entirely in the year 2001 as part of our strategic plan to focus on our core business in the electric sector in Chile. We are the largest distributor of coal in Chile and own one coal mine in Colombia, for which we also entered into an agreement to sell our 100% interest and expect that this transaction will be completed by the first half of 2003. As of September 30, 2002, we recorded an estimated loss of Ch$ 1,372 million associated with this sale. In U.S. GAAP, an impairment loss amounting to Ch$ 1,320 million was recorded at December 31, 2001.

In December 1997, we commenced operations in the United States through our subsidiary, MEGA. MEGA is involved in the trading of natural gas and electricity in the U.S. market. In April 2000, AES Gener agreed to sell 50% of MEGA’s share capital to TransAlta Corporation (“TransAlta”). The transaction did not have a significant impact on our results, and involved the payment by TransAlta of US$ 12.5 million for the transfer of the stock, the pledging of collateral and the transfer of some trading positions. In June 2001, the remaining 50% of MEGA’s share capital was sold to TransAlta, which also did not have a material impact on our results.

In December 1998, we entered the oil and gas exploration and production business through our involvement in two joint ventures which hold concessions for five undeveloped gas fields in Argentina and Chile. We sold our interest in these joint ventures in November 2002 to Energy Holdings LLC for which we recorded a loss of Ch$ 8,084 million in 2001, equal to 100% of the book value of these assets, and an additional loss of Ch$ 4,616 million in 2002, which was associated with capital contributions made during 2002.

In December 1998, we also entered into a joint venture in which we held a 40% interest with General Electric International Benelux B.V. to provide operation and maintenance services to thermal generation plants in Chile, Argentina and other countries, including facilities owned by us and our related companies, as well as those owned by third parties. This investment was sold in January 2002 and did not have a material impact on our results.

In January 1999, we entered the water treatment production and distribution business in an industrial sector of Santiago through the purchase of 51% of a company that holds a concession for such services covering an industrial area in Santiago. We expanded this business by participating as 51% owner of an industrial liquid waste treatment company which was formed in February 1999. Both of these assets were sold in November 2002 for 220,000 UF to Inversiones Residuos y Tratamientos S.A. and the company registered a loss of Ch$ 1,451 million on this sale. In U.S. GAAP an impairment loss amounting to Ch$ 1,530 million was recorded at December 31, 2001.

Strategy

Historically our strategy has focused on :

•	looking for opportunities to expand our generating capacity in Chile in order to take advantage of the expected growth in demand; and

•	exploring opportunities with high margin potential

AES Gener intends to concentrate its efforts on the electricity generation business in Chile, and will continue focusing on supplying different customers. AES Gener will also continue to enter into long-term contracts for its most efficient units and will reserve less efficient units for sales in the spot market. AES Gener will use spot sales to attempt to take advantage of periods of low water conditions and/or high demand when the system marginal cost will generally exceed contractual prices.

As part of our growth strategy in Chile, we expanded our electricity generation business in the SING, which serves the northern part of the country. We commenced commercial operations in the SING in May 1995 with an installed generating capacity of 136.3 MW and doubled capacity to 277 MW in April 1997. On April 13, 2000, we increased our capacity in the SING with the start up of commercial operations of the InterAndes Project, a 642.8 MW combined-cycle natural gas-fired plant in Salta, Argentina that delivers electricity to the SING through a 408 km transmission line from Argentina to northern Chile. We also expect that the InterAndes Project will partly supply the Argentine grid once the situation in Argentina is stabilized. In August 2002, Argentina’s electric regulation agency (ENRE) authorized TermoAndes to connect 203 MW of its 642.8 MW installed capacity to the national grid. However, given the critical situation that Argentina continues to face as of December 2002, the management of the company believes it would not be desirable to connect to the Argentine system until the political, regulatory and economic situation demonstrates sufficient evidence of recovery or improvement.

In the central regions of Chile, which are served by the SIC and account for approximately 90% of the country’s population, including the Santiago Metropolitan Region, we along with Guacolda, plan to increase our installed generating capacity from 1,478.8 MW at December 31, 2001 to approximately 1,983.8 MW through the construction and operation of an additional combined-cycle natural gas-fired generation facility and a conversion project of one of our facilities to allow it to burn natural gas instead of fuel. Our strategy in the SIC is based on our expectations of an increase in both demand and the proportion of energy generated by thermoelectric sources as a result of the introduction of natural gas to Chile through the GasAndes pipeline. We plan to take advantage of the expertise that we have acquired as the leading thermoelectric energy producer using natural gas in Chile.

Operational Structure and Facilities

As of December 31, 2001, we were organized into six business units, all of which were supported by a central corporate services unit that provides financial, reporting, personnel, and legal services to the units as well as to subsidiaries and related companies. These six business units follow:

•	Santiago;

•	Costa;

•	Cordillera;

•	Norgener;

•	Energía Verde; and

•	Other Chilean operations different from generation and International operations;

Electricity Generation

The following table provides information about each of our existing electric generation facilities, including those of our subsidiaries and related companies.

Location, Operating Company and Facility	Type of Unit	Year of Commission	MW Capacity		Our Share of MW Capacity(1)
Chile:
AES Gener
Ventanas	Steam Turbine	1964,1977	338.0		338.0
Renca	Steam Turbine	1962	100.0		100.0
Laguna Verde	Steam Turbine	1939,1949	54.7		54.7
El Indio	Gas Turbine	1990	18.8		18.8
Alfalfal	Run of river	1991	160.0		160.0
Queltehues	Run of river	1928	41.1		41.1
Maitenes	Run of river	1923,1989	30.8		30.8
Volcán	Run of river	1944	13.0		13.0
Norgener
Nueva Tocopilla I	Steam Turbine	1995	136.3		136.3
Nueva Tocopilla II	Steam Turbine	1997	141.0		141.0
Guacolda
Guacolda I	Steam Turbine	1995	152.0		76.0
Guacolda II	Steam Turbine	1996	152.0		76.0
Energía Verde
Laja (non-electric)	Steam boiler	1995	8.7		8.7
San Francisco de Mostazal(3)	Vibrating grate boiler	2000	7.0		7.0
Constitución (non-electric)	Steam boiler	1995	8.7		8.7
Nacimiento	Fluidized bed boiler	1997	15.0		15.0
Eléctrica Santiago
Nueva Renca	Combined-cycle	1998	379		341.1

Total Chile			1,756.1		1,566.2
Colombia:
Chivor
Chivor	Dam Based	1977,1982	1,000		1,000.

Total Colombia			1,000		1,000
Argentina:
TermoAndes
Salta Plant	Combined-Cycle	1999	642.8		642.8

Total Argentina			642.8		642.8
Dominican Republic:
Itabo
Itabo	Steam Turbine	1984,1988,1998	260.0		65.0
Itabo	Gas Turbine	1984,1988,1998	103.5		25.9
Santo Domingo	Steam Turbine	1954,1964	39.1		9.8
Timbeque	Gas Turbine	1974	45.6		11.4
Los Mina	Gas Turbine	1981	68.8		17.2
Higuamo	Gas Turbine	1998	69.0		17.3

Total Dominican Republic			586.0	(2)	146.6

Total of All Facilities			3,984.9		3,355.6

NOTES:

(1)	Includes our proportionate share of capacity of unconsolidated related companies.
(2)	Total capacity of Itabo does not include an isolated generator with 0.5 MW of capacity.
(3)	Total capacity of Energía Verde does not include a 25 MW natural gas turbine installed in 2002.

The following table provides information about each of our planned electricity generation facilities, including those of our subsidiaries and related companies:

Location, Operating Company and Facility	Type of Unit	MW Capacity	Our Share of MW Capacity
Chile:
Renca conversion(1)	Natural gas	235	235
Combined - cycle Plant	Combined-cycle	370	370

Total Chile		605	605
Total of increase in all planned facilities (net)		505	505

(1)	Increases the capacity of the existing Central Renca from 100 MW to 235 MW.

Chile

Our core business is our operations in the Chilean electricity generation industry. AES Gener and Guacolda, our 50%-owned related company, own and operate 17 generation facilities in Chile, with an aggregate installed capacity of 1,756.1 MW. Our electricity generation capacity in Chile includes 1,511.2 MW of thermoelectric capacity (974.0 MW of primarily coal-fired capacity, 379.0 MW of combined-cycle natural gas-fired capacity, 39.4 MW of forestry-waste capacity and 118.8 MW of gas turbine-fired capacity) and 244.9 MW of run-of-the-river hydroelectric capacity. AES Gener and Guacolda’s aggregate electricity production of 7,480 GWh during 2001 accounted for 19% of all electricity produced in Chile, and our production of 8,011 GWh during 2000 accounted for 21% of all the electricity produced in Chile.

Regulation of Production and Price of Electricity in Chile.    The Chilean electricity industry regulatory framework is different from that in most areas of the United States in a number of respects. Specifically, large-scale generation and distribution of electricity in the United States is generally conducted by utility companies as integrated businesses, while in Chile the generation, transmission and distribution of electricity are conducted by separate entities. In addition, in the United States generators and distributors of electricity operate in concession areas which are often granted on an exclusive basis, while in Chile generation companies are free to sell electricity through the relevant system to any distribution company, to unregulated customers and to other generation companies.

In Chile, the regulation of production schedules for electricity generation facilities is based on the marginal cost of production, which is the cost of the most expensive unit required by the system at the time. The regulation of prices charged by generation companies for both electrical capacity (the amount of electricity available at any point in time) and electrical energy (the amount of electricity produced or consumed over a period of time) is based on the average expected marginal cost of production.

In order to meet demand for electricity at any point in time, the lowest marginal cost generating plant in an interconnected system is used before the next lowest marginal cost plant is dispatched. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible marginal cost of production available in the system considering transmission and reliability constraints. Generation companies are free to enter into sales contracts with distribution companies and other customers for the sale of capacity and energy. However, the electricity necessary to fulfill these contracts is provided by the contracting generation company only if the generation company’s marginal cost of production is low enough for its generating capacity to be dispatched to meet demand. Otherwise, the generation company will purchase electricity from other generation companies at the marginal cost of production in the system, if the contracting generation company’s marginal cost is above that of the last generator required to meet demand at the time.

According to existing law, during periods when production cannot meet system demands, regardless of whether the government has enacted a rationing decree, the price of energy exchanges between generation companies is valued at the “unserved energy cost” or “shortage cost” which is the cost to consumers for not having energy available. This law remained untested until November 1998 when generators in the SIC were unable to agree on the implementation of the shortage cost during the supply deficit and associated mandated rationing periods.

The prices paid to generation companies by distribution companies for capacity and energy to be resold to their retail customers are based on the marginal cost of capacity or energy. In order to ensure price stability, however, the regulatory authorities in Chile establish prices, known as “node prices”, every six months to be paid by distribution companies for the energy and capacity requirements of regulated consumers. Node prices for energy are calculated on the basis of the projections of the expected marginal costs within the system over the next 24-48 months in the SIC and the SING. The formula takes into account, among other things, assumptions regarding available supply and demand in the future. Node prices for capacity are based on the marginal investment required to meet peak demand, based on the cost of a diesel-fired turbine. Prices for capacity and energy sold to large customers over 2 MW and other generation companies purchasing on a contractual basis are unregulated. If average prices for capacity and energy sold to non-regulated customers differ from node prices by more than 10%, node prices are adjusted upward or downward, as the case may be, so that the difference between such prices equals 10%. In contrast, the spot price paid by one generation company to another for energy is referred to as the “system marginal cost”, which is based on the actual marginal cost of the highest cost generator producing electricity in the system during the relevant period, as determined on an hourly basis.

Since the system marginal cost for energy is set weekly (but may in certain circumstances be changed on a daily basis) based on variables that can change on an instantaneous basis, and the node price for energy is set every six months based on projections of these variables, the system marginal cost for energy of a system tends to be more volatile than the node price for energy of that system. In periods of low water conditions that require greater generation of energy by more costly thermoelectric plants, the system marginal cost typically exceeds the node price. In periods of high water conditions when lower cost hydroelectric facilities can meet the majority of demand, the system marginal cost is typically below the node price and may in fact decline to zero during some hours.

Our Sales Strategy in Chile.

Sales contract decisions as to how much of current and future production should be committed to long-term contracts, either at regulated or non-regulated prices, and how much should be left uncommitted to be sold at spot prices, are critical to our profitability.

The desired level of contractual commitments is one which permits us to take advantage of a low marginal cost environment and still maintain profitability in a high marginal cost environment. In order to determine the appropriate level of contractual commitments to maximize profits with a limited amount of risk, we estimate demand based on standard economic theory and estimate node prices and system marginal cost using dynamic programming models. Historically, this strategy has led us to enter into long-term contracts for our most efficient units and to reserve our less efficient units for sales in the spot market. We cannot assure you that the level of our contractual commitments during any given year will be appropriate for the conditions prevailing at that time. Additionally, our level of contracts has been increasing, however our installed capacity has remained unchanged, which would imply that in case of lower water availability, we may be adversely affected as we should generate electricity at a higher cost and buy energy at higher prices.

Since we plan to increase our installed generating capacity in the SIC, we intend to increase our long-term contractual commitments to supply electricity in line with our planned capacity increases, in order to reduce the risk of excess capacity in the SIC which would be caused by the construction of additional generating plants, hedge against the decline in electricity prices which has resulted from the introduction of combined-cycle natural gas-fired plants in the SIC, and minimize our exposure to significant changes in hydrological conditions and stabilize our level of cash flow.

We also plan to maintain our coal-fired thermoelectric plants, which have higher operating costs, for sales to the spot market in periods of low water conditions and/or high demand when the system marginal cost generally exceeds the node price.

Sales of Electricity in Chile

Regulated Sales. Our largest regulated customers in Chile are two distribution companies operating in the SIC, Chilectra S.A. (“Chilectra”) and Chilquinta Energía S.A. (“Chilquinta”). In 2001, Chilectra accounted for 38.7% of our total energy sales in Chile and 22.8% of our consolidated operating revenue. In 2001, Chilquinta accounted for 12.3% of our total energy sales in Chile and 9.4% of our consolidated operating revenue.

During 2001, we supplied Chilectra with an estimated 552 MW of capacity and 3,814 GWh of energy. Pursuant to a contract entered into between us and Chilectra on January 31, 1996, we have agreed to supply approximately 30% of Chilectra’s demand through 2010. The average of the maximum amount of energy to be supplied each year during the 15-year term of the contract is approximately 3,515 GWh.

During 2001, we supplied Chilquinta with an estimated 198.3 MW of capacity and 1,222 GWh of energy. We entered into our current capacity and energy contract with Chilquinta in January 1986. The contract was originally for a five-year term but was renewed in July 1990, May 1994 and in September 1998, for an additional term expiring on April 30, 2010. Under the terms of the contract, Chilquinta is required to pay for any capacity or energy that it actually uses.

In January 1994, AES Gener entered into a ten-year contract with Empresa Eléctrica de Coquimbo S.A., or “EMEC”, a distribution company in Chile’s Fourth Region, which is located north of the Santiago Metropolitan Region. The Fourth Region is becoming an increasingly important source of electricity demand in the SIC due to increased tourism and related construction. As contemplated at the time the contract was signed, AES Gener transferred the EMEC contract to its 50%-owned related company, Guacolda, following the commencement of commercial operation of Guacolda’s first thermoelectric unit in November 1995. In July 1998, this contract was extended to October 2015.

None of our other electricity contracts with distribution companies exceeds estimated annual sales of 220 GWh.

Non-Regulated Sales.    Prices of sales to non-regulated customers (principally large industrial companies and other generation companies) are negotiated directly between the parties. We continue to focus on sales to different customers in order to stabilize revenues. Non-regulated customers are generally stable customers which require large volumes of electricity with low seasonal variation in demand. Under such contracts, customers are generally only required to pay for energy they actually use.

Sales in the SIC.    In August 1994, AES Gener signed a ten-year contract with Compañía Minera Disputada Las Condes S.A. (“Disputada”), a copper mining company. In 2001, total energy sales to Disputada amounted to 259 GWh. AES Gener also sells electricity under a contract with expiration in 2004 to Cemento Polpaico which consumed 167 GWh in 2001. Eléctrica Santiago has contracts with two large unregulated customers, Codelco Andina and Enami Ventanas, which expire in 2005. During 2001, energy sales to Codelco Andina totaled 301 GWh and to Enami Ventanas totaled 308 GWh. Guacolda has several contracts with unregulated customers, including a long term contract (until 2012) with mining company Candelaria, to which it supplied 601 GWh during 2001. In 2001, our total unregulated sales together with sales made by Guacolda totaled 3,928 GWh, a 19.8% increase from 3,280 GWh recorded in 2000.

Sales in SING.    We entered into supply contracts during 1996 with two mining companies, Compañía Minera Zaldívar S.A. (“Zaldívar”) and Compañía Minera Lomas Bayas S.A. (“Lomas Bayas”), for a total of 110 MW of capacity and a minimum term of 12 years. Both contracts are being supplied by Central Salta of TermoAndes.

Norgener has two existing supply contracts for up to 172 MW with Escondida            , which operates one of the largest copper mines in the world and is our largest customer in the SING. In 2001, we supplied an estimated 1,320 GWh to Escondida, which represented 93.3% of Norgener’s total energy sales and 13.3% of our total energy sales in Chile in 2001. Norgener also has two long-term contracts with SQM Nitratos and SQM Salar, which expire in 2013 and 2017, respectively. Under the terms of the contract, SQM Nitratos may purchase up to 10 MW of capacity and SQM Salar up to 18 MW.

Spot Sales to and Purchases from Other Generators.    We become a spot purchaser of electricity from other generation companies in the SIC during relatively wet years which result in high water conditions. Our spot purchases of electricity decline in periods of low water conditions.

During 1998, extremely dry conditions prevailed in the SIC throughout the year, raising the marginal cost of generation. We increased our spot sales to 2,063 GWh in 1998, and thermoelectric generation increased to 41% of total electric generation in the SIC. Our increase in generation during this period was in large part made possible by commencement of operations of our Nueva Renca gas fired plant, which sold 1,668 GWh on the spot market in 1998. These extremely dry conditions prevailed in the SIC throughout the first half of 1999, when normal weather conditions resumed. In 2000, our spot sales in the SIC were 287 GWh, 72.8% lower than sales recorded in 1999, due to the reduction of our thermoelectric production during 2000 and the increase in contractual sales of our subsidiary, Eléctrica Santiago. In 2001, our spot sales in the SIC were 5.6 GWh, which is mainly explained by higher water reservoir levels and an increase in contractual sales. As our contractual sales have increased, our spot sales have decreased even in dry years.

In the SING, our energy sales to the spot market increased from 154 GWh in 1999 to 473 GWh in 2000 and to 629 GWh in 2001, mainly explained by the production from subsidiary TermoAndes’ combined cycle Central Salta which started its commercial operation in the second quarter of 2000.

Chile’s Planned Electricity Generating Plants.    The Chilean National Energy Commission, or “NEC”, periodically prepares projections of electricity supply and demand in the SIC and the SING. In addition, the NEC prepares a 10-year indicative plan for the construction of new energy projects (generation and transmission) designed to minimize the cost to supply the electricity required to meet projected demand in the SIC. The NEC receives information about plants and transmission facilities under construction from generation and transmission companies which is included in its indicative plan. The NEC cannot prevent a generation company from building a new plant which is not included in the indicative plan or from completing construction of a new plant ahead of schedule. If the aggregate capacity of all projects submitted to the NEC is insufficient to meet the NEC’s projected electricity demand, the NEC includes in its plan the construction of plants which have not been proposed by any generation company.

The following table shows the anticipated schedule for the construction of new generating plants in Chile for the years 2002-2011, based on the NEC’s most recently published 10-year indicative plan for the SIC and SING, which was issued in October 2002. References to “to be determined” refer to plants that have been proposed by the NEC but have not been adopted by any generation company.

NEC Indicative Plan for New Electricity Generation Plants in Chile

Expected Commercial Operation	Facility	Sponsor	System	Type of Unit	Estimated Capacity (MW)
November 2002	Cholguan	Arauco Generación	SIC	Turbine	15
January 2003	Licantén	Arauco Generación	SIC	Turbine	13
June 2003	Nehuenco II	Colbún	SIC	Open Cycle	253.5
January 2004	Valdivia	Arauco Generación	SIC	Turbine	70
April 2004	Nehuenco II	Colbún	SIC	Combined Cycle	130.7
July 2004	Ralco	Endesa	SIC	Dam based	570

October 2005	TalTal	To be determined	SIC	Combined Cycle	120 MW
April 2006	SIC-SING interconnection	To be determined	SIC	Transmission line	250

October 2006	Combined-cycle 1	To be determined	SIC	Combined-cycle	372.6

April 2007	Combined-cycle 2	To be determined	SIC	Combined-cycle	372.6
April 2008	Chile-Argentina Interconnection	To be determined	SIC	Transmission line	400.0
January 2009	Combined-cycle 3	To be determined	SIC	Combined-cycle	372.6
October 2009	Combined-cycle 4	To be determined	SIC	Combined-cycle	372.6

April 2010	Combined-cycle 5	To be determined	SIC	Combined-cycle	372.6
October 2010	Combined-cycle 6	To be determined	SIC	Combined-cycle	372.6
April 2011	Neltume	To be determined	SIC	Dam based	400

Our Generation Projects Under Development in Chile.    AES Gener is planning to construct an additional 370 MW combined-cycle plant, near the Santiago Metropolitan Region which will be connected to the SIC. Initially, AES Gener plans to operate this plant through a wholly-owned subsidiary. The construction of this plant may be affected by changes in demand for electricity in Chile and the construction plans of other generating companies. AES Gener is also planning to convert our existing Central Renca facility, with current installed capacity of 100 MW, into a natural gas fired–combined cycle plant which we anticipate would increase the nominal capacity to 235 MW.

Colombia

Electricity Generation in Colombia.    The installed electricity generation capacity in Colombia is estimated at 13,169 MW, of which about 66.5% is accounted for by hydroelectric plants and 33.5% is accounted for by either coal or gas-fired thermal plants. The electricity industry in Colombia is regulated by the Colombian Electricity Law, which divides the electricity industry into four sectors: generation, transmission, distribution and commercialization. Companies created after the approval of the Colombian Electricity Law in 1994 can engage exclusively in any of the first three activities. Commercialization activities can be combined with either generation or distribution.

The Colombian Electricity Law establishes participation limits on each activity of the electricity industry. Beginning in 2002, no generation company or distribution company can own more than 25% of the business assets, and no commercialization company can account for more than 25% of the demand of the system. In addition, beginning in 2002, there will also be vertical integration restrictions, whereby no distribution company can own more than 25% of a generation company and no generation company can own more than 25% of a distribution company.

The Colombian Electricity Law created the Regulatory Commission of Energy and Gas, or CREG, to act as the legal coordinator and regulator of the electricity industry. The CREG established two specific energy markets:

•	the wholesale market, which is divided into the long-term contract market and the Power Pool market; and

•	the free market, in which customers with an installed capacity greater than a certain capacity established by law can buy energy directly from commercialization companies.

Participation in the Power Pool is mandatory for all generators. The electricity dispatch is performed by the National Dispatch Center, or CND, which performs a function similar to that of the CDEC in the Chilean electricity market. For each hour of the day, the dispatch is prioritized according to the prices bid by each generator, with daily optimization and without considering energy contract sales.

The Colombian Electricity Law also establishes open access to the Transmission Grid. Transmission and distribution companies have regulated incomes established by the CREG. Since January 1, 2002 , generation companies do not have to pay for this concept.

Each customer’s electricity tariffs include:  (1) generation and commercialization costs, (2) fees paid to the distribution and transmission companies, (3) fees paid to the regulatory agencies, (4) costs of losses and (5) subsidies. Current electricity tariffs are partially subsidized by the government and large electricity consumers, but it is expected that these subsidies will be reduced in the future.

In 2001, several regulatory changes became effective. In particular:  the daily dispatch calculation methodology was modified; the security generation market was intervened and plants inflexibility economic treatment was also modified. The spot price of electricity on the Energy Exchange averaged Col$52.9/kWh in 2001 and ranged from Col$34.4/kWh to Col$85.7/kWh during the year.

The “El Niño” weather phenomenon that prevailed in Colombia during the second half of 1997 through the beginning of the second half of 1998 caused a drought throughout Colombia. From mid-1998 until the end of 2000 there had been greater availability of water in the system’s reservoirs and major waterways. Given that generation is principally based on hydrological resources, the increased water supply in the second half of 1998 (most notably in the last quarter) and in 1999 caused prices on the spot market to decline significantly from those recorded for the corresponding period in 1997 and the beginning of 1998. This weather phenomenon prevailed throughout all of 2000, keeping the system´s reservoirs at high levels. Thermal generation was only needed for system maintenance purposes and for satisfying demand in isolated zones where guerrillas attacked the energy transmission system. 2001, was a “normal year”, that means, weather conditions were in the average range based on historical data. However, there was an increase in thermal generation due to guerrilla activity which included continued attacks on the Colombian Grid.

Our Generating Operations in Colombia.    In December 1996, Gener commenced operations in Colombia through its purchase of the Chivor hydroelectric power plant from the Colombian government as part of its privatization process. The plant consists of eight 125 MW capacity units with a total nominal operating capacity of 1,000 MW. The Chivor plant is one of the largest dam-based hydroelectric plants in Colombia and represents about 8.0% of the country’s total installed capacity. The Chivor plant, which is located on the Batá River, 160 km northeast of Bogotá, has been in continuous operation since 1977 and averaged 93.1% availability during the 1997-2001 period. Forced non-availability (that is, stoppages for unscheduled maintenance or repair) averaged 0.4% during the 1997-2001 period. The main facilities of the plant, in addition to the eight generators, consist of a reservoir with maximum useful water volume of 617 MMm3, a main dam and two additional diversion dams.

The following table shows Chivor’s energy sales during the last three years, broken down into sales to distribution companies, sales on the spot market and production required to regulate the frequency of the grid:

	1999		2000		2001
	GWh	%	GWh	%	GWh	%
Distribution companies	1,835.4	40.8	2,044.5	42.5	2,109.5	45.2
Spot market	1,882.8	41.9	2,264.5	47.0	1,827.5	39.2
Grid regulation	777.8	17.3	465.9	9.6	729.9	15.6
Exchange	0.0	0.0	40.0	0.9	0.0	0.0

Total Chivor Sales	4,496.0	100.0	4,814.9	100.0	4,666.9	100.0

In order to reduce the high generation costs associated with excess capacity the company filed an application with the CREG to decommission on a temporary basis two of its eight units, which represents a total of 250 MW. The measure became effective on August 7, 1999 and was renewed yearly until May 2002, when both units entered into commercial operation because transmission costs were eliminated in January 2002. In addition, costs that were charged to generation companies due to electrical restrictions were eliminated in October 2000.

Argentina

Regulatory Framework and Industry.    The regulatory framework of the Argentine electricity industry is similar to the Chilean regulatory system. Production scheduling and prices are both based on a competitive generation market. Distribution companies and other large users purchase electricity (both capacity and energy) on the spot market (at a spot or seasonal price) or through long-term contracts on the Wholesale Electricity Market, or the “WEM”.

On the spot market, prices are based on the short-term marginal cost of the system and depend on supply, demand, available capacity, the marginal cost of each unit, reservoir levels of hydro plants and fuel cost (natural gas, fuel oil, gas oil or coal), among other factors. The seasonal price (at which most distribution companies purchase energy) corresponds to the average expected spot price for the following six months. This price is calculated by the Wholesale Electricity Market Management Company, or “CAMMESA”, and approved by the Secretary of Energy of Argentina. The seasonal price is the price paid on the spot market by distribution companies for electricity requirements that exceed their supply contracts.

In the long-term contracts market, the parties are free to negotiate conditions, schedules, volumes and prices. Distribution companies and other large users that have entered into supply contracts with generation companies pay the contract price. Generators, distributors and large users sell or buy energy in excess of contracted amounts on the spot market.

Our Investments in Argentina.    Until year 2000 we played an important role in the Argentine electricity sector, where we had interests in Central Puerto and Hidroeléctrica Piedra del Aguila (“Piedra del Aguila”) in the generation sector, with a total installed capacity of 3,565 MW. In March 2001, AES Gener signed a contract with Total in order to sell these assets. The sales became effective on July 27, when we sold our 63.94% direct and indirect interest in Central Puerto and on September 21 through the sale of our participation in Hidroneuquén, the owner of Piedra del Aguila. As a result of this process, in 2001 we recognized their earnings contributions until the date of their respective sales in the line of participation of related companies in our income statement.

Central Puerto.    Until July 27, 2001 we had a 63.94% direct and indirect interest in Central Puerto, a thermal-generating company in Argentina with 2,165 MW of generation capacity, representing 10.4% of the total installed capacity of the Argentine electricity grid. Central Puerto owns and operates four thermoelectric generating plants in Argentina, two of which, Puerto Nuevo (589 MW) and Nuevo Puerto (420 MW), are located in Buenos Aires, Argentina and one of which, Loma de la Lata (370 MW), is located in the Comahue zone in the province of Neuquén, Argentina. In an effort to lower its marginal cost of production, Central Puerto constructed a 786 MW combined-cycle natural gas-fired plant in Buenos Aires which began commercial operations in March 2000.

Hidroeléctrica Piedra del Aguila.    Hidroneuquén, a consortium which included AES Gener, was awarded an operating concession for the Piedra del Aguila hydroelectric generating facility in Argentina in November 1993. This facility, which is owned by the Argentine government and operated by Piedra del Aguila, is located in the Province of Neuquén. The concession, which is for 30 years, began in December 1993.

AES Gener owned 70% in Hidroneuquén, which in turn owns 59% of Piedra del Aguila, a reservoir fed by the Limay River with an installed capacity of 1,400 MW divided among four units. Piedra del Aguila is one of the largest hydroelectric power plants in Argentina, accounting for 6.3% of the generating capacity of the Argentine national grid system. AES Gener sold this participation to Total on September 27, 2001,

“ See Item 19. Exhibit 4(b) Purchase and Sale Agreement by and between AES Gener S.A. and Total Gas and Power Ventures.”

InterAndes Project.    This project began commercial operations on April 13, 2000, and consists of: 1) a 642.8 MW combined-cycle natural gas-fired generating facility, Central Salta, operated by TermoAndes, an Argentine subsidiary of AES Gener and 2) a transmission line of 345 kV operated by InterAndes, also an Argentine subsidiary of AES Gener, and by AES Gener in Chile which connects the generating unit to the SING, an area where the largest mining consumers in the north of Chile are concentrated. The TermoAndes plant was built in two stages. The first two units, which have a total capacity of 417 MW, started their testing period in April 1999, and started commercial operations in open cycle in December 1999, and as combined cycle together with the third unit on April 13, 2000.

The Centro de Despacho Económico de Carga del SING (“CDEC-SING”), has the possibility of determining the maximum level of dispatch for each unit between 150 MW and 270 MW. This limit has been set at 180 MW most of the time. This measure is part of the “Short Term Operational Reliability Plan” adopted by the CDEC in order to minimize the risk of energy failures in the SING, which in the past has been affected by black outs sanctioned by the Superintendency of Electricity and Fuels. As a result, operation of the plant may be limited, and affect our business, operations and financial conditions. It is not clear the effect that an eventual relaxation of such limitation could have on our business operations and financial condition. The CDEC-SING increased the maximum dispatch level for combined cycle plants such as TermoAndes to 220 MW in 2002.

While this project was originally designed to supply electricity to the SING, the construction of two natural gas pipelines that connect northern Argentina with northern Chile and their related new generation plants has led to an oversupply of electricity in the system. We have invested US$ 15 million in additional infrastructure to permit the sale of excess energy into the Argentine system. During the year 2001, we invested US$8 million and US$ 7 million during 2000. In August 2002, Argentina’s electric regulatory agency (ENRE) authorized TermoAndes to connect 203 MW of its installed capacity to the national grid. However, given the critical situation that Argentina is facing as of December 2002, the management of the company believes it would not be desirable to connect to the Argentine system until the political, regulatory and financial situation demonstrates sufficient evidence of recovery or improvement.

AES Gener as an individual entity, entered into a power purchase agreement to purchase 100% of the capacity and energy of TermoAndes, for which we have to make minimum capacity and energy payments in amounts sufficient, among other things, to service US$257.0 million of debt securities issued by TermoAndes and InterAndes to finance the project, as described below. We have already entered into long-term supply contracts with two mining companies in the SING, Zaldívar and Lomas Bayas, for a total of 110 MW of the capacity that is being supplied by TermoAndes.

We financed this project through equity contributions of approximately US$146.9 million, the issuance by TermoAndes and InterAndes of US$257.0 million aggregate principal amount of floating rate notes with maturities ranging from 2002 to 2007 and a US$18 million loan from Argentine banking institutions, which will principally be used to pay our value-added tax obligations. The notes are secured by substantially all the assets of TermoAndes and InterAndes, including our obligations to purchase capacity and energy pursuant to our power purchase agreement with TermoAndes. Up to US$ 236 million of the notes at a floating rate are hedged with a swap that fixed the rate at 6.36%. Additionally, US$82 million of the notes are subject to an option which permits Bank of America, the holder, to require AES Gener to purchase the notes at par value plus accrued interest for a period beginning October 31, 2002 and ending January 31, 2003. The put may be exercised before that period if TermoAndes and InterAndes Notes are in default or if two or more of Standard & Poor’s, Moody’s and Fitch IBCA, Duff & Phelps assign a rating lower than Investment Grade to AES Gener’s senior unsecured long-term foreign currency denominated debt. The put agreement was assigned to Energy Trade by AES Gener, with full guaranty by AES Gener, in April 2000. It was again modified in September 2002, and in parallel, a Purchase Agreement was executed by AES Gener and Bank of America. Under the terms of the Purchase Agreement, AES Gener agreed to pay US$ 20 million in 2002 and will continue to make quarterly payments which depend on the timing of the potential sale of Itabo. If Itabo is sold prior to maturity of the loan, the company must make a prepayment and quarterly amortize $5.1 million until June 2004. If Itabo is not sold prior to maturity of the loan, the company must make quarterly amortizations of $7.9 million until September 2004.

Dominican Republic

On May 13, 1999 AES Gener and an affiliate of Coastal Corporation of the United States formed a consortium which was the successful bidders for a 50% interest in Itabo, a company formed as part of the Dominican Republic’s program to privatize its electricity sector. The transaction was completed on September 8, 1999. Itabo owns six thermoelectric generation facilities located near Santo Domingo with approximately 586.5 MW of installed capacity, representing about 20% of the total installed capacity in the country. The remaining 50% of Itabo is owned by the state-owned company, Corporación Dominicana de Electricidad (CDE), but the consortium has management control and operates the company pursuant to an administration contract and through control of the board of directors. The purchase price for the consortium’s 50% interest in Itabo was approximately US$178 million. Our portion of that price was US$89 million. The consortium acquired its interest through the purchase of newly issued shares. Itabo has used those funds for the repayment of debt and for maintenance, repairs and capital expenditures. AES Gener has a 25.0% interest in Itabo and has the right to designate the president and a majority of the directors of the holding company formed to own the consortium’s investment in Itabo. Certain significant actions by the holding company or Itabo require the approval of both members of the consortium.

As part of the company’s efforts to focus on its core business in Chile, our participation in Itabo was identified as a potential asset sale and discussions were held with interested parties in 2002, however, an agreement has not been reached.

With regard to regulation in the Dominican Republic, the government passed Law N°125 in 2001 to reinforce the legal framework in the electrical sector. The Superintendency of Electricity emitted a draft rule for the implementation of this Law in the third quarter of 2002.

Itabo has contracts for approximately 200 MW with three local distribution companies, Empresa Distribuidora del Sur, and Empresa Distribuidora del Norte, both subsidiaries of Unión Fenosa, and Empresa Distribuidora del Este, a subsidiary of AES Corporation. In October 2001, Itabo and the distribution companies extended the term of the original agreements, from 5 to 15 years, its amendments were signed in October 2001. Additionally, beginning November 2001 Itabo has entered into an agreement with an industrial client to supply 2 MW of capacity for the next three years.

During 2001, Itabo supplied 1,722 GWh of the total 9,594 GWh generated by the whole Dominican system, representing 18% of such production and reaffirming Itabo´s position as one of the most important generation companies in the Dominican electrical system.

Itabo increased its effective capacity from 367 MW in the beginning of operations, to approximately 472 MW, satisfying our contractual obligation specified during the bidding process to increase capacity by 100 MW during the first 18 months of operations. An important factor in the increase of the effective capacity was the refurbishment of steam unit Itabo I, which supplied 42 MW in September 1999, contributed 110 MW to the year overall, and at year end 2001 contributed an effective capacity of 115 MW. The steam unit Itabo II, which originally contributed 60 MW, was out of service during the second half of 2001 as of June 30, in order to complete the refurbishment process. The refurbishment was completed in July 2002 and the resulting capacity is 128 MW. Additionally, Itabo 1 is now also able to burn both coal and fuel-oil indifferently. As of June 15, 2002, Itabo I was withdrawn from service to be submitted to a similar rehabilitation process. When the process is completed, Itabo 1 will have installed capacity of approximately 132 MW and will also be able to burn either coal or fuel-oil.

Itabo was awarded a contract in a bid process held by Empresa Distribuidora de Electricidad del Este, a subsidiary of AES Corporation, in 2000 and under which it was granted 50 MW of capacity each year for 15 years, starting in August 2001. Additionally, in April 2000, Itabo signed a representation contract with Falconbridge Dominicana, a large consumer of electricity, through which Itabo administers the surplus of energy and capacity of the mining company on the spot market. This contract is renewable every year.

Infrastructure and Fuels

Natural Gas Transportation and Distribution

We own 13% of each of GasAndes Argentina and GasAndes Chile, which together in August 1997 began to operate a pipeline that connects the Argentine national gas system in the province of Mendoza, Argentina with the Santiago Metropolitan Region. The pipeline is 463 km long and has a current capacity of approximately 10.0 million cubic meters per day.

Imports and Sales of Coal and Our Use of Fuels

As Chile’s largest thermoelectric generation company, we require large quantities of coal for our plants. We are currently Chile’s largest coal importer, which enables us to negotiate attractive prices and to directly arrange transport and delivery of coal. We have taken advantage of our position in Chile to market coal to third parties. We estimate that our market share in the bituminous coal market for the industrial sector in Chile was approximately 75% in 2001.

During 2001, AES Gener was supplied by six providers of coal located in Indonesia (44%), Canada (35%), New Zealand (13%) and Colombia (8%). These suppliers provide us with coal of proven and consistent quality. In 2001, we bought 1,339 million tons of coal directly from foreign suppliers. The following table shows certain information about our coal sales and consumption in 2001:

	Thousands of Tons	Millions of Ch$
AES Gener consumption	209		5,010
Sales to subsidiaries	66		1,409
Sales to related companies	438		10,380
Sales to third parties	583		19,210

Total	1,296	Ch$	36,009

As a principal thermoelectric generator in Chile, we require large volumes of combustible fuels for our business activities. In addition to our own consumption of coal, during 2001 we sold coal to our subsidiary company, Norgener, and to our related company, Guacolda, as well as other industrial customers.

We purchased about 1.34 million metric tons of coal in 2001, a 19% decrease in purchases compared to 2000.

Our total consumption of coal in 2001 for our main steam/coal plants in the SIC was 238,174 metric tons. AES Gener’s Ventanas power plant burned 209,000 metric tons. In the SING, Norgener burned 29,174 metric tons.

In addition to coal, sometimes we use diesel and fuel oil for our thermoelectric operations. Our subsidiary Energía Verde S.A. (“Energía Verde”) uses forestry waste as fuel, which is supplied by neighboring paper pulp companies, under long term agreements. Our Nueva Renca combined cycle facility in Chile utilized a total of 433,949 thousand cubic meters of natural gas in 2001.

During 2001, Energía Verde generated approximately 89 GWh in addition to the 938,578 tons of steam supplied to a lumber company in the south central area of Chile.

Coal Mining

We own one coal mine concession in Colombia, Compañía de Carbones del Cesar Limitada, which was incorporated as our 99%-owned subsidiary in September 1997. This company has been formed to mine a coal deposit at La Loma, Department of El Cesar, in northeastern Colombia. Currently, this company is in process of being sold and we expect the sale to be concluded in the first half of 2003.

Oil

In December 1998, AES Gener acquired six oil and gas exploratory concessions (in Argentina and Chile) and data base from Cordex Petroleums Inc. Specifically, in Argentina, OilGener Argentina Ltd. operates one concession in the Austral Basin and holds two exploratory areas in the Neuquén Basin. In Chile, the Fell Block area was operated through a joint operation agreement (JOA) between AES Gener and state-owned oil company ENAP (55% controlled by AES Gener). The assets of OilGener Inc. (USA), and the Fell Block, along with OilGener Argentina Ltd. were sold in November 2002 to Energy Holdings LLC for which we recorded a loss of Ch$ 8,084 million in 2001, equal to 100% of the book value of these assets, and an additional loss of Ch$ 4,616 million in 2002, which was associated with capital contributions made during 2002.

Shipping and Port Services

During 2001, the company divested its interests in its port, shipping and stevedoring assets, in furtherance of our strategy to focus on the generation business. We sold our interest in Puerto Ventanas S.A. (“Puerto Ventanas”), Compañía Chilena de Navegación Interoceánica S.A. (“CCNI”), Portuaria Cabo Froward S.A. (“Froward”) and Agencias Universales S.A. (“Agunsa”)

The sale of these assets was conducted in two stages, consisting of a bid and a negotiation process. 25 companies participated in the bid process, and on June 13, 2001 we selected Sudamericana Agencias Marítimas y Portuarias S.A. to purchase our 26.7% ownership interest of Agunsa for US$ 10,06 million and Compañía Sudamericana de Vapores S.A. to purchase our 26.02% ownership of CCNI for US$ 3.9 million.

A short list of participants was selected to negotiate the sale of the port assets. The 66.33% ownership of Puerto Ventanas was sold to Vitral, Sigdo Koppers & Cia for Ch$ 39.627 million and the remaining 3.54% was sold to Moneda Asset Management for approximately Ch$ 2.116 million. The 21.18% ownership of Froward was sold to the principal shareholder of this company, Empresas Navieras and another Chilean port company on July 12, 2001 for Ch$ 2.158 million.

As a result of these transactions we recorded a net gain of Ch$ 1,086 million (US$ 1.7 million).

Other Businesses

MEGA

In 1997, AES Gener established MEGA to engage in electricity marketing and trading activities in the United States and Canada. In April 2000, AES Gener agreed to sell 50% of MEGA’s share capital to TransAlta . The transaction was closed in June 2000 and did not have a significant impact on our results and involved the payment of US$12.5 million by TransAlta for the transfer of the stock at book value, the pledging of collateral and the transfer of certain trading positions. In June 12, 2001 AES Gener sold the remaining 50% interest in MEGA to TransAlta. Pursuant to the agreement signed in 2000 with TransAlta: (1) all the cash and accounting effects related to the transaction between MEGA and a large U.S. utility in which both entered into two call option contracts with a third party as of April 6 and 28, 1999 and (2) any hedge contract associated with this transaction were transferred to Energy Trade, one of AES Gener’s subsidiaries. The two call option contracts were sold to Morgan Stanley Group Inc. in 2000 and we recognized a loss of US$19.25 million in our results that year, because we had to pay for transferring these options.

Explotaciones Sanitarias S.A. and Ecogener S.A.

Explotaciones Sanitarias S.A., holds a concession for the treatment and distribution of drinking water and sewage collection and treatment in Quilicura, an industrial zone located in the Santiago Metropolitan Region. Ecogener S.A. was formed primarily to provide liquid industrial waste removal services in the industrial area of Quilicura. We sold our 51% interest in both of these companies in November 2002 for 220,000 UF to Inversiones Residuos y Tratamientos S.A. and the company registered a loss of Ch$ 1,451 million on this sale. In U.S. GAAP an impairment loss amounting to Ch$ 1,530 million was recorded at December 31, 2001.

General Electric Joint Venture (SIGEN S.A.)

In October 1998, we formed a joint venture with an affiliate of the General Electric Company, or “GE”, to operate and service thermoelectric power plants throughout Latin America. In January 2002, we sold our 40% interest to GE, which did not have a significant impact on our results as of March 2002.

Regulation of Electricity Generation in Chile, Colombia, Argentina and Dominican Republic

Chile

The electricity sector in Chile is regulated by the Electricity Law, which was originally enacted in 1982. Under the Electricity Law, the generation, transmission and distribution of electricity is supervised by the NEC and the Ministry of Economy acting through the NEC with respect to price setting and the Superintendency of Electricity and Fuels with respect to operational and technical issues. The Ministry of Economy regulates the granting of concessions to generation companies for hydroelectric facilities and to distribution companies for distribution networks. The NEC, through the application of certain tariff formulas set forth in the Electricity Law, calculates regulated prices for electricity sales to certain end users. The operation of electricity generation companies in each of the two major interconnected electricity systems in Chile, the SIC and the SING, is coordinated by independent dispatch centers, known as CDECs, in each of the two systems. The SIC and the SING are intended to be near-perfect markets for the operation of electricity producers in which the lowest cost producer is used to satisfy demand before the next lowest cost producer is dispatched. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible cost of production available.

The goal of the Electricity Law is to provide a simplified regulatory scheme and tariff-setting process which limits the discretionary role of the government through the establishment of objective criteria for setting prices in a manner which results in an economically efficient allocation of resources to and within the electricity sector. The principal tool for assuring economic efficiency is a pricing system based on marginal costs.

The electricity industry in Chile is divided into three sectors:

•	the generation sector consists of companies that generate electricity from thermoelectric and hydroelectric production sources;

•	the transmission sector consists of companies that transmit electricity at high voltage; and

•	the distribution sector consists of distribution companies that purchase electricity from generation companies for distribution at lower voltages for sale to customers.

The following discussion of the Electricity Law and the tariff-setting process focuses principally on the generation-transmission sector and is not a complete description. Although the regulatory scheme governing the electricity sector has remained relatively unchanged since its adoption in 1982, it is subject to legislative review and amendment from time to time. In May 1999, Congress passed a law amending both the Electricity Law and the law that created the Superintendency of Electricity and Fuels. Please see below “Item 4. B. Business Overview-Regulation of Electricity Generation in Chile, Colombia Argentina and Dominican Republic-Proposed Amendments.”

Summary of National Energy Policy.    The organization and operation of the electricity sector in Chile is intended to support the overall energy policy of the country, which seeks to achieve the greatest practical benefit by establishing conditions for economically efficient investment and operation and which relies principally on the private sector.

The basic strategy of Chile’s energy policy, as applied to the electricity sector, is to:

•	develop energy sources at the lowest aggregate cost, taking into account both investment and operating cost, as well as supply constraints;

•	achieve an adequate and reliable electrical power supply, balancing the costs of a constrained supply against the capital and operating costs of creating new capacity;

•	assure an efficient and economic mix of energy sources (thermoelectric and hydroelectric) within the electricity sector; and

•	maintain a stable and predictable regulatory scheme that will provide the necessary incentives for development of privately-owned generation and distribution companies in a competitive environment.

Under the policy, the role of the state in the electricity sector is principally three-fold:

•	to oversee development through planning and coordination of private sector initiatives and the granting of concessions and permits;

•	to supervise the operation of the tariff-setting system established by the Electricity Law; and

•	to promote or develop projects deemed to be of national importance that do not attract sufficient private sector investment.

Electricity Sales by Generation Companies.    Under the Electricity Law, generation companies may sell capacity and energy:

•	to distribution companies;

•	directly to certain large customers; and

•	to other generation companies.

Sales may be made pursuant to short or long-term contracts, or on a spot basis. Generation companies are free to determine whether and with whom to contract, the duration of contracts and the amount of electricity to be sold.

Sales to Distribution Companies.    Most sales of electricity to distribution companies are regulated. Under the Electricity Law and relevant regulations, all sales of electricity to distribution companies for resale to regulated customers, principally those customers which require 2,000 kW or less of installed capacity, must be made at the node prices then in effect. Node prices for capacity are based on the annual cost of installing a new diesel fuel gas turbine generation facility. Node prices for energy are calculated based on the projected short-term marginal cost of satisfying the demand for energy at a given point in the relevant interconnected system over the next 24-48 months in the SIC and in the SING on an expected value basis. In order to determine the cost of energy, a tariff formula is used which takes into account projections of the principal variables in the cost of energy at each substation in the system over the relevant time period, including:

•	projections of growth in demand;

•	reservoir levels, which are important in determining the availability and price of hydroelectric energy;

•	fuel costs for thermoelectric generating facilities;

•	changes in foreign currency prices relevant to raw materials;

•	planned maintenance schedules or other factors that would affect the availability of existing generating capacity;

•	scheduled new additions to generating capacity and the transmission system; and

•	forty different hydrologies.

These marginal cost projections assume efficiency in operations and future investment.

The Electricity Law requires that the difference between node prices and the actual prices charged to non-regulated customers in the prior six-month period may not, on average, exceed 10%. If node prices, as calculated by the NEC, do not meet this requirement, the node prices will be adjusted upward or downward so that the difference between such prices is 10%.

Node prices for capacity and energy are established every six months, in April and October, by a decree issued by the Ministry of Economy. Node prices thus established become effective in May and November. The Ministry of Economy acts on recommendations submitted by the NEC, which, prior to finalizing its recommendation, receives comments from generation companies and the relevant CDEC. Node prices are expressed as formulas, with industry-specific indexation which allows the node prices to be adjusted during the six-month period if changes in some of the underlying assumptions used to project the node prices then in effect would result in a change of more than 10% in the node price calculation.

Contractual Sales to Non-Regulated Customers.    Contractual sales of capacity or energy to other generation companies and other customers with more than 2,000 kW of capacity demand, whether directly by a generation company or through a distribution company, are not regulated. These customers are free to negotiate prices and may purchase the capacity or energy directly from generation companies or from distribution companies pursuant to short or long-term contracts.

Sales of electricity by generation companies directly to large customers are facilitated by provisions of the Electricity Law which enable any generation company to use the transmission lines of other generation companies, transmission companies and distribution companies upon payment of a toll charge. The toll is fixed according to a formula which reimburses the owner of the transmission lines for a portion of its investment and operating cost for the transmission lines used. As a result of these toll arrangements, a generation company can supply electricity directly to large customers that are located at a considerable distance from its own facilities, thus fostering enhanced competition in the sale of electricity to large customers.

Sales to Other Generation Companies in the Spot Market.    Spot sales of capacity and energy between generation companies are also regulated by the Electricity Law. These sales are made at the “system marginal cost” of the interconnected system in which the companies are located. System marginal costs are set twice a year in the case of sales of capacity and each week (with a daily review) on an hourly basis in the case of sales of energy. In each case, system marginal costs are set by the relevant CDEC. The system marginal cost for capacity is based on the cost of a new diesel fuel gas turbine generation facility. The system marginal cost for energy is based on such factors as demand projections, reservoir levels, fuel costs for thermoelectric generating facilities, maintenance schedules, and other factors that would affect the availability of existing capacity over the week.

The following graph sets forth the relationship between the node price and system marginal cost for energy in the SIC in the 1990-2001 period:

Node Price and System Marginal Cost in the SIC

(in mills/kWh)

The following graph sets forth the relationship between the node price and system marginal cost for energy in the SING in the 1993-2001 period:

Node Price and System Marginal Cost in the SING

(in mills/kWh)

Electricity Sales by Distribution Companies.    In 2001, 51% of our total physical sales of energy in Chile were to distribution companies. Under the Electricity Law, distribution companies may sell capacity and energy to large customers, customers with a capacity demand of more than 2,000 kW and to certain other short-term or special customers at unregulated prices. All other sales must be at regulated tariffs. These tariffs, which vary among distribution companies and among customers of a given distribution company are based on factors such as level of usage, variability of usage and proximity to generation facilities. They are calculated by adding a distribution charge, called the value added in distribution, which reflects the assumed costs incurred in distribution, to the applicable node prices charged by the generation company.

Distribution tariffs are adopted by the Ministry of Economy every four years, based on recommendations from the NEC, which develops its proposals through a prescribed process that includes participation by the distribution companies and specialized consultants. Tariff formulas provide for tariffs based on variations in node prices and other factors affecting distribution costs. Such indexation occurs on a monthly basis. As required by the Electricity Law, distribution tariffs were revised in 1988, 1992, 1996 and 2000, and the next revision of tariffs is expected to become effective in the year 2004.

Concessions.    Concessions for the operation of hydroelectric generation facilities are granted by the Ministry of Economy under the Electricity Law. Concessions for hydroelectric facilities are of indefinite duration but are subject to revocation for failure to comply with their terms. Concessions are not required for the operation of thermoelectric generation facilities.

Recent Changes in Electricity Regulation.    On May 20, 1999, the Chilean Congress passed a law amending both the Electricity Law and the law which created the Superintendency of Electricity and Fuels which was approved by the executive branch in June 1999.

The amended Electricity Law requires that, during rationing periods dictated by decree from the Ministry of Economy, the system deficit is to be distributed proportionally among generation companies, regardless of each company’s actual generation levels and contractual commitments. The amendments also require generation companies with supply deficits to pay generators with supply surpluses for energy transfers valued at the system marginal cost which is equal to the unserved cost of energy during shortages. Generation companies, in turn, must compensate their regulated customers for energy deficits in an amount equal to the difference between the unserved energy cost and the effective node price of energy. Finally, distribution companies are required to pass on all compensation received to their regulated customers. The amended Electricity Law provides that a generator cannot fail to meet its payment obligations by claiming that a drought situation is a force major event. In addition, those amendments to the law creating the Superintendency of Electricity and Fuels expand the powers granted to this regulatory agency, most notably in connection with the authority to impose fines for certain infractions of the law and to compensate consumers for energy supply failures.

A new regulation under the Electricity Law was officially promulgated by the Ministry of Mining and published in the Official Gazette on September 10, 1998. It became partially effective 60 days later. The regulation makes certain technical changes to the existing regulations and related statutes. The purpose of these changes is principally to clarify existing procedures and resolve differing interpretations of the regulations. The changes include establishing an independent CDEC in all interconnected systems, separating more distinctly electricity transmission from electricity generation, revising the toll system for transmission lines, establishing a new quality of service standards, and increasing participation in the CDECs.

Proposed Amendments

On May 6, 2002, the government sent to the Chilean Congress a series of proposed amendments to the current Electricity Law. These amendments may or may not be enacted into law in the future. A summary of the amendments proposed is as follows:

1.	Transmission ownership and tolls:

•	Defines “Main Transmission Grid” composed of system’s principal lines and substations. Tolls to be paid proportionally according to “use” by generators and consumers (50% each) to owner

•	Limits ownership participation limits in the Main Grid: Generation and distribution companies will not be able own individually more than 8%, or collectively more than 40%, of any main grid transmission company

•	NEC will calculate tariffs for the Main Grid every five years, based on long term development cost

•	New installations required by the system to be installed in the transmission grid will be determined by the government based on a technical and economical study supervised by a special committee.

2.	Ancillary services: new payments which are not mentioned in the current law are to be included.

3.	Decreases from 10% to 5% the market price band, which requires the regulated prices to be adjusted upward or downward to fall within the established price band.

4.	Modifies the methodology for calculating regulated prices in small and separate networks.

5.	Defines toll payments in the distribution grid.

The effect of these proposed changes on the Company is uncertain because there are many details to the proposed amendments that remain to be promulgated in complementary regulations. Additionally, the proposed amendments may be changed in Congress prior to their final enactment.

Colombia

The Colombian electricity sector is comprised of 50 electricity generation companies, 6 national transmission companies, 71 local and regional distribution companies and 101 licensed wholesale electricity traders.

Almost all the electricity used in Colombia is generated domestically, principally by hydroelectric plants. In addition, Colombia’s national transmission network is interconnected at three points to the Venezuelan grid and one point to the Ecuadorian grid, but in 2001 less than 0.1% of Colombia’s electricity consumption was supplied using these connections. Generally, electricity is delivered to end users through the local distribution companies’ networks, although some large consumers of electricity have direct connections to regional transmission networks or the national transmission network.

History.    From 1980 to 1985, the Colombian electricity sector expanded rapidly, financed largely by foreign currency-denominated project finance debt. During this period, the industry was heavily regulated by the Colombian government, which often set prices charged to retail end users of electricity below the cost of the electricity consumed, encouraging excess consumption and waste. The combination of a high debt load, artificially low prices and the devaluation of the peso in 1985 led to a financial crisis in the sector that culminated in the Colombian government assuming control of significant ownership stakes in a majority of Colombian electric utilities by exchanging debt owed by such utilities to the government for equity interests in the utilities.

Since 1991, the Colombian government has sought to restructure the electricity sector, seeking to reduce administrative inefficiency in electric enterprises, to establish a rational tariff structure to allow energy companies to recover the true economic cost of electric services, to strengthen the finances of electric enterprises, and to establish schemes for the participation of private entities in the energy sector.

In 1994, the Colombian government enacted laws which provide the basic structure and regulatory framework of the sector today. The principal reforms initiated by these laws were a change in the government’s role in the sector from direct management, ownership and control of electric utilities to ordinary regulation of electric utilities, the opening of the industry to private sector participation, the creation of an open and competitive wholesale electricity market, the regulation of monopolistic transmission and distribution activities, and the establishment of universal access to transmission and distribution networks.

Currently, the Colombian government continues to control a substantial majority of the electricity generation and distribution in Colombia through public entities and entities of mixed public and private share ownership.

The Electricity Market.    Substantially all the electricity generated in Colombia is initially purchased from generators on a wholesale, unregulated basis by licensed electricity traders. Many of these traders are themselves generators that are required to purchase electricity from other generators in order to meet their delivery commitments to customers. In addition to traders, several industrial electricity end users purchase electricity directly from generators. All these initial purchases, as well as any subsequent sales among traders, are made at unregulated, market-driven prices. All these purchases are conducted on the Major Electricity Market, or MEM, which began functioning in July 1995. Purchases on the MEM are made on a spot basis through the Bolsa de Energía (the “Energy Exchange”), although the effective cost to the purchaser is usually modified under long-term hedging contracts entered into between traders and generators. These contracts covered approximately 99% of the total demand in 2001. The spot price of electricity on the Energy Exchange averaged Col$ 52.9 in 2001 and ranged from Col$ 34.4/kWh to Col$ 85.7/kWh during the year.

Sales by electricity traders to most end users are made through local distribution systems at prices set by the CREG. Certain end users, currently including users with more than 0.1 MW or 55 MWh/month of installed capacity, purchase electricity at market-determined prices.

The following graph sets forth the average Energy Exchange Prices in the National Interconnected System, or SIN, in the 1995-2001 period. The spot price on the Energy Exchange is set hourly and equals the price at which the last generator was dispatched to produce electricity during that hour.

Average Energy Exchange Prices in SIN

(in mills/kWh)

Demand.    Approximately 94% of Colombia’s urban population and 58% of its rural population has electricity service. During the period from 1980 to 2001, electricity demand grew at a compounded annual growth rate of 3.9% from 19,533 GWh in 1980 to 43,379 GWh in 2001. By comparison, Colombia’s gross domestic product grew at a compounded annual growth rate of 3%, and its population grew at a compounded annual growth rate of 2% over the same period. Colombia’s electricity demand has increased steadily since 1980, with the exception of decreases in consumption in 1992 which resulted from rationing during a drought and in 1999 because of a GDP decrease in Colombia in that year.

Supply.    Electricity generation in Colombia has more than tripled over the past 21 years. In 1980, installed generating capacity was 4,108 MW, approximately 71% hydroelectric and 29% thermal. By 2001, installed generating capacity had grown to 13,169 MW, approximately 66.5% hydroelectric and 33.5% thermal. The following table illustrates the total amount of electricity generated in Colombia for the periods indicated:

	Year ended December 31,
	1997	1998	1999	2000	2001
Total GWh	43,618	43,952	41,795	42,460	43,379
Hydroelectric	71.5%	69.6%	80.1%	75.4%	75.5%
Thermal	28.5%	30.4%	19.9%	24.6%	24.5%

Total generation capacity is expected to increase by 376.4 MW during 2002, according to estimates of the Unidad de Planeación Minera y Energética (Mining and Energy Planning Agency, or the “UPME”). To satisfy the electric energy demand for the period from 2004 to 2010, it will be necessary to install additional capacity between 1,586 and 2,771 MW (depending on the demand scenario).

Laws and Regulations.    The Colombian Constitution provides that it is the government’s duty to ensure that public services are made available in an efficient manner to all of the country’s inhabitants. Law 142 provides the broad regulatory framework for the provision of residential public services, including electricity, distribution of gas and telecommunications, and Law 143 provides the regulatory framework for the generation, trading, transmission and distribution of energy. Resolutions promulgated by the CREG address the general principles set forth in Law 142 and Law 143.

Law 142.    Law 142 establishes that the provision of electricity, telecommunications, water and sewage and bottled gas distribution are essential public services which may be provided by public and private sector entities. Public service companies are required to:

•	ensure continuous and efficient service without monopolistic abuse;

•	subsidize low income users;

•	inform users regarding efficient and safe usage;

•	protect the environment;

•	allow universal access to their services; and

•	report to the appropriate regulatory commission and the Superintendency of Public Services.

Law 143.    Law 143 sets out the following principles for the electricity industry, which are implemented in the resolutions promulgated by the CREG and other regulatory bodies governing the electricity sector:

•	efficiency—the correct allocation and utilization of resources and the supply of electricity at minimum cost;

•	quality—compliance with the technical requirements established in regulations affecting the sector;

•	continuity—a continuous electricity supply without unjustified interruptions;

•	adaptability—the incorporation of modern technology and administrative systems to promote quality and efficiency;

•	neutrality—the impartial treatment of all electricity consumers;

•	solidarity—the provision of funds by higher-income consumers to subsidize the consumption of lower income consumers; and

•	equity—an adequate and non-discriminatory supply of electricity to all regions and sectors of the country.

Functional Separation.    Prior to the passage of Law 143, the Colombian electricity sector was extensively vertically integrated. Under Law 143, generation, trading, transmission and distribution of electricity have begun to be separated and are subject to distinct regulatory regimes. Most companies that were vertically integrated at the time Law 142 became effective may continue to engage in various sector activities but must keep separate accounting records of each business activity. Companies that did not engage in both generation and distribution at the time the electricity sector was restructured are currently prohibited from engaging in both activities. Any company may enter the transmission business. In addition, the participation by all electricity sector companies in other sector companies is limited. A generator may not own more than 25% of the effective installed generating capacity in Colombia. Individual distributors or traders may not account for over 25% of distribution capacity. These limitations do not currently apply to the government but will begin to do so in 2002.

Regulatory Authorities.    The electricity sector is under the jurisdiction of the Ministry of Mines and Energy, which defines the government’s policies for the energy sector. This duty is carried out in collaboration with other government agencies, such as:

•	the Superintendencia de Servicios Públicos Domiciliarios (the Superintendency of Residential Public Services, “SSP”);

•	the CREG;

•	the UPME;

•	the Ministry of Finance;

•	the Ministry of the Environment;

•	the Department of National Planning;

•	the National Operations Council; and

•	municipal and state governments.

The responsibilities of these principal governmental agencies are described below.

Ministry of Mines and Energy.    The MME is responsible for the overall policy-making and supervision of the electricity sector. It regulates generation, transmission, trading, interconnection and distribution and approves generation and transmission programs. The MME delegates direct supervisory authority over the electricity sector to a number of agencies under its control, including the CREG, UPME and the National Energy Finance Company.

CREG.    The CREG is a special administrative unit of the MME created in 1994 whose membership consists of the Minister of Mines and Energy, the Minister of Finance, the Director of the Department of National Planning and five experts appointed by the President for four year terms. Approval of CREG resolutions requires a favorable vote by either:(i) a majority of the experts and one other member or (ii) two ministers, the Director of the Department of National Planning and two experts.

The following functions have been assigned to the CREG by Laws 142 and 143 of 1994:

•	establishing the conditions for the gradual deregulation of the sector towards an open and competitive market;

•	approving connection and usage tariffs for the transmission and distribution of electricity;

•	establishing the methodology for calculating tariffs for the regulated market;

•	defining the regulated and unregulated end-user markets;

•	establishing the regulations for the planning and coordination of the operation of the National Transmission System;

•	establishing the technical criteria relating to the quality, reliability and security of supply; and

•	protecting the rights of consumers.

The CREG performs its functions by issuing Operations Regulations and Resolutions. The CREG’s Operations Regulations and Resolutions do not require congressional approval.

UPME.    The UPME is the special administrative unit of the MME which is responsible for preparing the National Energy Plan and the Electricity Sector Reference Expansion Plan for Ministry approval. The UPME prepares the Plan in consultation with representatives of the transmission distribution and generation industries by determining the overall energy requirements of the Colombian population and the most efficient way to satisfy national demand.

SSP.    The SSP is provided for in the Colombian Constitution and possesses supervisory authority over all public service companies, including those companies involved in either the electricity or telecommunications sector. The SSP monitors the quality and efficiency of all public service companies, including electricity and gas distribution companies and telecommunications companies. The SSP may impose sanctions provided for in Law 142 on electricity sector companies for nonpayment and violations of the Code of Operations and for noncompliance with any of the resolutions of the CREG or the UPME or the provisions of Laws 142 and 143. The SSP has not as of this date imposed any penalty on us.

Ministry of the Environment.    The Ministry of the Environment was created in 1993 by Law 99. All projects that affect the land or impact the environment must obtain a license from the Ministry of the Environment. While other environmental authorities can issue certain licenses, only the Ministry of the Environment has the authority to issue licenses for the construction of large-scale generation or transmission projects.

CREG Resolution No. 116.    In December 1998, the CREG adopted a resolution that applies to all companies involved in the wholesale electricity market. The resolution provides for interruptions in the supply of electricity from one to four hours per day when a distributor or dealer does not meet its payment obligations over a four-month period. If the distributor or dealer still does not pay after experiencing supply interruptions, the Superintendencia de Servicios Públicos, or “Superintendency of Public Services”, will intervene in the operations of the distributor or dealer.

CREG Resolution No 094/99:  In 1999, several regulatory changes became effective. In particular the CREG reduced the generators’ transmission charges. These charges were reduced by approximately 50% in the year 2000 and eliminated in January 2001.

CREG Resolution No 074/99:  The costs that are charged to the generation companies due to the system´s electrical restrictions were eliminated as of July 2000.

CREG Resolution No 063/00:  The costs that are charged to the generation companies due to the system´s electrical restrictions were effectively eliminated. This cost is currently charged to consumers.

CREG Resolution No. 064/00:  The Automatic Generation Control (AGC) market was modified. The complete cost corresponding to the whole system will be charged to all generators in proportion to their capacity.

CREG Resolution No. 034 /0:  For thermal plants, it establishes a cap on technical dispatch payments referenced to variable operating costs for each unit, based on fuel cost, thermal efficiency, variable O&M cost and start up cost. For hydro plants, it defines a curve referenced on thermal costs. This resolution makes trading less attractive for generators, because it changes the buying price from bid price (almost zero) to an average between bid and spot price.

Argentina

The Argentine electricity industry was restructured in 1992 as a result of the government’s privatization program. A new framework, similar to the Chilean regulatory system, was established to regulate the generation, transmission and distribution of electricity. The Argentine electricity industry is currently regulated by the Ente Nacional Regulador de la Electricidad (National Electricity Regulating Entity, or “ENRE”), which operates under the supervision and rules and regulations of the Secretariat of Energy, the Ministry of Economy and the Executive Power. The ENRE is responsible for enforcing compliance with the provisions of the regulatory framework and the applicable concessions. Previously, all such functions were conducted by the Argentine government through the Secretary of Energy. The new structure of the electricity industry separates the activities of generation, transmission and distribution.

The Argentine electricity industry is organized into the Sistema Interconectado Nacional (National Interconnected System or “SIN”), and the Sistema Interconectado Patagónico. Under the new framework, generation companies sell their electricity to distribution companies and other large users in the competitive wholesale electricity market through supply contracts or in the spot market at prices set by CAMMESA. The operation of the wholesale electricity market is the responsibility of CAMMESA. CAMMESA’s shareholders are the generation, transmission and distribution companies, large users, through their respective associations, and its President is the Secretary of Energy.

Most of the electric transmission system in Argentina has been privatized and is currently operated by Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. Three other companies own most of the remaining transmission system. Transmission companies have specific obligations and rights by law. They are required to provide third parties open access to available transmission capacity, prohibited from generating, buying or selling electricity, and authorized to charge a toll for transmission services.

The cost of transmission in Argentina charged to generation and distribution companies and large users consists of a charge for transportation of energy across the system, a charge for connection to the system, and a charge for line availability.

Within Argentina’s SIN, all generation companies pool electricity in a wholesale electricity market. Electricity is purchased from participants in the pool by distribution companies and other large users at the contractual, seasonal or spot price. The contractual price is paid by distribution companies and other large users that have entered into supply contracts with generation companies. Large users who contract directly with generation companies must also pay the distribution companies a toll for distribution. The seasonal price is the generation price passed-through the distribution companies to regulated customers; it is a fixed price reset every three months by CAMMESA and approved by the Secretary of Energy and it is supposed to represent the average expected spot prices for the next three months plus a correction for the difference between the current average spot price during the last three months and the previous seasonal price The spot price is the price paid by other generation companies for energy dispatched under CAMMESA’s direction and for electricity required by CAMMESA to maintain adequate reserves. The hourly price paid for energy reflects the marginal cost of generation according to the values declared by generators.

The actual operation of CAMMESA involves the dispatch of generating resources without regard to the contracts between generation companies and distribution companies or large users. Consequently, a generation company’s capacity may be dispatched to provide more or less energy to the pool irrespective of its contractual commitments. Under these circumstances, the generation company will be obligated to buy or sell excess energy from or to the pool at spot prices.

After the sale of our investments in Central Puerto and Piedra del Aguila, our participation in the Argentine market is related only to the operations of TermoAndes and InterAndes, which are currently connected to the Chilean system and do not currently sell to the Argentine market. Resolution ENRE 0385/2002 dated August 21, 2002, authorized TermoAndes to connect 203 MW of its installed capacity to the national grid. However, receiving the permission does not mean that supply to the Argentine grid will start any time soon.

Dominican Republic

For several years, the government of the Dominican Republic attempted to restructure and privatize the electricity sector through a capitalization program, but efforts were repeatedly frustrated. In March 1998, the government approved a decree that enabled capitalization through privatization. The decree created the Superintendency of Electricity, which oversees a competitive market in the country’s power sector.

Under the capitalization decree, private sector entities pledge an investment in the entity being privatized in exchange for a controlling interest. Before privatization, the National Electricity Company was split into three distribution units, three generation entities and one transmission unit.

The capitalization plan transfers the ownership of previously state-owned enterprises to the private sector by offering 100% management control in exchange for a 50% equity capital participation.

While the Dominican government made a decision to create incentives for private investment in the public utility service of generation, transmission and distribution of electrical power, the government retains its oversight functions. However, instead of intervening in company management, the government exerts control by aiming to promote efficiency and competition within the sector. The entire structure of the sector after the reform is under government supervision, which means that claims relating to the sector are within the jurisdiction of the civil and administrative courts.

Similar to the Chilean framework, companies engaged in the generation or distribution of electricity in the Dominican Republic operate under the coordination of the Superintendency of Electricity, which administers wholesale markets and tariffs. As a result of the reform, the government’s direct control over Corporación Dominicana de Electricidad or “CDE” has changed into oversight authority over the electrical subsector, exercised through specialized bodies such as the Ministry for Industry and Commerce and the Superintendency of Electricity.

The Ministry for Industry and Commerce, or the Ministry, is responsible for preparing and coordinating legislation drafts and regulations; proposing and adopting policies and standards, preparing guidelines for the proper functioning and development of the energy sector; proposing these guidelines to the executive branch and seeing to their implementation; promoting investment decisions in accordance with the guidelines, and advising the executive branch as to all matters relating to the sector. The Superintendency of Electricity is below the Ministry. The Superintendency is administered by a board consisting of three members designated by the executive branch. The chairman of the board is the Superintendent of Electricity, who is the top executive authority of the Superintendency and acts as its legal representative.

Legal Proceedings.

During 2001 and 2002, we have been involved in certain legal proceedings customary to the normal conduct of our business. The most important proceedings we are involved are:

•	On December 1999, AES Gener S.A filed a suit against Hidroeléctrica Guardia Vieja S.A. and Hidroeléctrica Aconcagua S.A. for non-compliance with the purchase and sale of energy and electric power agreement signed by those companies. The judgment of December 17, 2001, accepted most of the allegations of AES Gener S.A. and ordered the defendants to comply with the contract. For this reason, at December 31, 2001, the company recorded Ch$2,940 million as revenues, corresponding to approximately a 40% reversal of the contingent loss accrual that the Company had established for the total amount claimed. The Company has reversed only part of the contingent loss that had been accrued because on January 7, 2002, the defendants filed an appeal that is being reviewed by the Supreme Court and up to the date of the preparation of this annual report, no payment has been received with respect to the contract. In U.S. GAAP, this revenue has been reversed as it would represent a gain contingency that should not be recorded until it is realized.

•	On December 7, 2001, the Argentine DGR (the income general department) notified TermoAndes S.A. of its decision to charge this subsidiary with Arg$11,580,562 corresponding to the stamp tax applicable to the agreement on Fiduciary Assignment in Guarantee entered into between TermoAndes S.A. and the Banco Francés Uruguay S.A. on June 26, 1998, in which Banco Francés S.A., Banco Bilbao Vizcaya and Deutsche Bank N.Y appear as beneficiaries. Such decision was based on the amount of Arg$967,160,000, representing the sum of Arg$250,000,000 for the negotiable liabilities issued by TermoAndes S.A., Arg$73,080,000 for the interest rate swap, Arg$62,500,000 for the bail granted by TermoAndes S.A. so that InterAndes S.A. could finance the construction of the Transmission Line and Arg$98,000,000 for the actual guarantee collateral of TermoAndes S.A. shares.

Without prejudice to the stamp tax exemption that TermoAndes S.A. possess through the Decreto Provincial N°3928/97, the DGR considers that TermoAndes S.A. is jointly liable with respect to the non-exempt party (Banco Francés Uruguay S.A.). In addition, the DGR notified TermoAndes S.A. that an indictment would be carried out to consider the application of sanctions to TermoAndes S.A. (namely, the revocation of the exemption granted from the beginning in case of non-fulfillment), because it did not present the agreement in alleged infringement of the provisions established in article N°4 of the exemption decree. No provision had been made as of December 2001.

•	On May 24, 2002, the Company was notified of a suit submitted by Bankers Trust International Corporation (Delaware) Inc., as assignee of the trustee of the bankruptcy of Cordex Petroleums Inc., a company organized under the laws of Canada. The total amount of the suit is US$8.7 million plus interest and legal fees, on the ground of alleged collusion between the Company and the other defendant —Mr. Ralph Wilkerson—to breach contracts, incitement to breach contracts, fraud and incitement to infringe the fiduciary duties towards Cordex Petroleums Inc. The suit corresponds to case N°0101-05135 of the Superior Court of Alberta, Judicial District of Calgary, Canada. On July 19, 2002 the Company submitted a motion to dismiss the suit based on the lack of jurisdiction of the Canadian courts of law. A hearing was set for February 6, 2003. In our opinion, this jurisdiction issue will be resolved in our favor.

•	An AES Gener affiliate, Norgener, is facing an arbitration lawsuit from a mining customer, Escondida. Norgener and Escondida currently have a disagreement regarding the interpretation of the terms of two power supply agreements. The arbiter—Mr. Manuel Correa Ossa—was appointed on October 25, 2002. Escondida filed its claim on December 9, 2002, requesting: a) the nullification of the price adjustment clauses of both contracts and the payment of approximately US$ 47 million, b) the termination of both contracts based on Norgener’s breach of contract, c) the determination of a different price for the energy delivered to substations not contemplated in the contracts and the reimbursement of US$ 42.3 million, d) the authorization to assign the contracts to an affiliate, e) the payment of approximately US$ 3 million in damages caused by Norgener’s delay in adjusting the price of one contract, and f) a declaration that it is not obligated to call bidders for the supply of 58 MW. We believe that Norgener will obtain a favorable decision from the arbiter; nevertheless, the procedure is expected to last for at least two years. Escondida has committed to fully comply with the contracts while the litigation is in progress.

For further details concerning these and other contingencies see Notes 25 and 36. II. p) to the Financial Statements.

C.    Organizational Structure.

We are a holding company and operate some of our business through subsidiaries. As of December 31, 2001, the following charts present 1) our relationship with AES Corporation and 2) our corporate structure, the jurisdiction of incorporation of our subsidiaries, and the approximate percentage equity ownership interest that we hold in those subsidiaries.

As of December 10, 2002, AES Gener had sold its interest in the following companies: Servicios Integrales de Generación Eléctrica, Ecogener, Explotaciones Sanitarias, OilGener Argentina (Bermuda) and OilGener Argentina (Argentina).

D.    Property, Plant and Equipment.

Our corporate headquarters is located in Santiago, Chile. The address is: Mariano Sanchez Fontecilla 310 – 3rd Floor. In addition to the generation plants described below, we own about 666 km of high tension transmission lines and their corresponding substations.

AES Gener S.A.’s electricity generation facilities located in the SIC consist of four hydroelectric plants and four thermoelectric plants, including one gas turbine plant. Energía Verde, 100% owned by AES Gener S.A., also operates in the SIC, and its facilities consist of two thermoelectric co-generation units, one thermoelectric unit, and two steam generation plants. Energía Verde uses forestry waste to generate steam with a capacity of sixty tons of steam per hour. Sociedad Eléctrica Santiago, 90% owned by AES Gener S.A., has one combined-cycle and operates in the SIC. Norgener, 100% owned by AES Gener S.A., has two thermoelectric units operating in the SING. Chivor, 99.98% owned by Energy Trade, a 100% subsidiary of AES Gener S.A., is a 1,000 MW hydroelectric (dam-based) facility located in the SIN, the main Colombian interconnected system. TermoAndes, 100% owned by AES Gener S.A. owns one combined-cycle facility in the province of Salta in Argentina, and supplies electricity to the SING.

The following table provides information related to our electricity generation operations from 1997 to 2001:

AES Gener Electricity Generation 1997-2001

	1997	1998	1999	2000	2001
AES Gener S.A.(1)
Installed capacity (MW)	756.4	756.4	756.4	756.4	756.4
Number of plants	8	8	8	8	8
Energy generation (GWh)	3,250.1	3,583.3	3,565.0	2,647.8	2,052.3
Total energy purchases (GWh)	1,230.8	1,062.7	2,220.9	2,365.8	3,904.0
Total energy sales (GWh)	4,400.4	4,543.7	5,661.0	4,922.3	5,956.0
Losses + own consumption	78.1	102.3	125.0	97.6	79.0
Total sales + losses + own consumption	4,478.5	4,646.0	5,786.0	5,019.9	6,035.0
Percentage of total (power sales + losses):
Represented by own generation	72.6%	77.1%	61.6%	52,7%	34.0%

Norgener
Installed capacity (MW)	274.4	276.3	276.0	277.3	277.3
Number of plants	1	1	1	1	1
Energy generation (GWh)	1,602.6	1,839.8	1,276.6	510.5	60.7
Total energy purchases (GWh)	2.7	0.0	217.9	835.5	1,361.8
Total energy sales (GWh)	1,610.0	1,807.5	1,467.8	1,278	1,413.6
Losses + own consumption	0.1	32.3	26.7	52.3	7.2
Total sales + losses + own consumption	1,670.1	1,839.8	1,494.5	1,330.3	1,420.8
Percentage of total (power sales + losses):
Represented by own generation	99.5%	100.0%	92.6%	38.4%	4.3%

Energía Verde
Installed capacity (MW)	32.4	32.4	32.4	36.9	39.4
Number of plants	3	3	3	4	4
Energy generation (GWh)	87.1	96.8	107.4	79.1	88.8
Total energy purchases (GWh)	202.5	117.5	148.7	168.1	185.5
Total energy sales (GWh)	200.2	213.3	256.1	245.1	271.6
Losses + own consumption	0.1	1.0	0.0	0.0	2.7
Total sales + losses + own consumption	200.3	214.3	256.1	245.1	274.3
Percentage of total (power sales + losses):
Represented by own generation	100.0%	100.0%	41.9%	32.3%	32.7%

	1997	1998	1999	2000	2001
Eléctrica Santiago
Installed capacity (MW)		379.0	379.0	379.0	379.0
Number of plants		1	1	1	1
Energy generation (GWh)		2,509.4	2,060.4	1,796.9	1,979.3
Total energy purchases (GWh)		0.0	443.0	740.9	808.5
Total energy sales (GWh)		2,507.3	2,481.5	2,521.5	2,751.2
Losses + own consumption		2.1	21.9	58.1	85.3
Total sales + losses + own consumption		2,509.4	2,503.4	2,579.6	2,836.5
Percentage of total (power sales + losses):
Represented by own generation		100.0%	82.3%	69.7%	69.8%

TermoAndes
Installed capacity (MW)				640	640
Number of plants				1	1
Energy generation (GWh)				1,217	1,386
Total energy purchases (GWh)				0	3
Total energy sales (GWh)				1,131	1,353
Losses + own consumption				87.0	36.0
Total sales + losses + own consumption				1,217	1,386
Percentage of total (power sales + losses):
Represented by own generation				100.0%	99.8%

Chivor
Installed capacity (MW)	1,000	1,000	1,000	1,000	1.000
Number of plants	1	1	1	1	1
Energy generation (GWh)	3,274	3,125	3,016	3,118	3,401
Total energy purchases (GWh)	1,372	1,702	1,480	1,822	1,592
Total energy sales (GWh)	4,646	4,827	4,496	4,940	4,664
Losses + own consumption
Total sales + losses + own consumption	4,646	4,827	4,496	4,940	4,992
Percentage of total (power sales + losses):
Represented by own generation	70.5%	64.7%	67.1%	63.1%	68.1%

(1)	Information as of December 31 of each year.

Thermoelectric Facilities

The following table provides information related to AES Gener’s existing thermoelectric facilities in Chile and Argentina:

Thermoelectric Plants

Name	Years Commissioned	Type of Unit	Fuel Sources	Number of Units	Installed Capacity (MW)	Energy Generated in 2001 (GWh)
Ventanas	1964,1977	Steam Turbine	Coal/Fuel/Oil	2	338.0	547.1
Renca	1962	Steam Turbine	Diesel	2	100.0	0.0
Laguna Verde	1939,1949	Steam Turbine	Coal	2	54.7	1.4
El Indio	1990	Gas Turbine	Diesel	1	18.8	0.1

Total AES Gener S.A.				7	511.5	548.6
Norgener	1996,1997	Steam Turbine	Coal/Fuel Oil	2	277.3	60.7

Total Norgener				2	277.3	60.7

Name	Years Commissioned	Type of Unit	Fuel Sources	Number of Units	Installed Capacity (MW)	Energy Generated in 2001 (GWh)
Energía Verde	1995,1997	Steam Turbine	Forestry Waste	4	39.4	88.8

Total Energía Verde				4	39.4	88.8
Eléctrica Santiago	1995,1997	Combined Cycle	Natural Gas	1	379.0	1,979.3

Total Eléctrica Santiago				1	379.0	1,979.3

Total in Chile				14	1,207.2	2,677.4
Argentina
TermoAndes	2000	Combine Cycle	Gas	3	640	1,350.5

Total in Argentina.				3	640	1,350.5

Total				3	1,847.2	4,027.9

Hydroelectric Facilities

The following table provides information concerning our existing hydroelectric generation facilities in Chile and Colombia:

Name	Year(s) Commissioned	Type of Unit	River Source(s)	Number of Units	Installed Capacity (MW)	Energy Generated in 2001 (GWh)
Alfalfal	1991	Run-of-the-river	Colorado River	2	160.0	919.3
Queltehues	1928	Run-of-the-river	Maipo River	3	41.1	373.4
Maitenes	1923,1989	Run-of-the-river	Colorado River	5	30.8	123.5
Volcán	1944	Run-of-the-river	Volcán River	1	13.0	110.5
Total in Chile				11	244.9	1,526,7

Chivor	1977,1981	Dam based	Batá River	4	1,000.0	3,400.9
Total in Colombia				4	1,000.0	3,400.9

Total					1,244.9	4,927.6

All of our hydroelectric plants in Chile are run-of-the-river plants rather than dam based facilities. As a result, they depend on rainfall and melting snow to produce water flow. Even in drought conditions, run-of-the-river plants generally continue to operate, although at reduced capacity, while a dam based plant may not operate due to the dispatching authority’s reluctance to use scarce water supplies.

The principal source of water for our hydroelectric facilities located in Chile are the Colorado and Maipo Rivers, each located near our hydroelectric facilities. We have concessions under applicable Chilean law to use such water without charge for an indefinite period of time based on specified maximum levels that are adequate for our present needs. The Alfalfal, Maitenes, Queltehues and Volcán power stations maintained a high level of availability during the year 2001.Our hydroelectric facilities have suffered damage in the past as a result of natural disasters like floods and mud slides.

Our hydroelectric plant in Colombia, Chivor, is a 1,000 MW dam based facility which began service in 1977 with 500 MW and added an additional 500 MW in 1981. The main facilities of the plant consist of a reservoir with a maximum useful water volume of 617 million cubic meters, a main dam, two additional diversion dams, and a power house which consists of a plant with eight 125 MW generators. The plant is located approximately 160 km northeast of Bogotá, and its principal sources of water are the Tunjita, the Negro, the Rucio and the Batá Rivers, all of which provide water to the plant’s main reservoir, the Esmeralda Reservoir. Chivor has concessions under applicable Colombian law to use such water without charge for a renewable period of time. Both Colombian water right concessions granted to Chivor are for fifty year terms. Resolution 282 expires in 2019, and Resolution 294 is effective until 2034. Each concession allows Chivor to use the water for the purpose of electricity generation and is renewable during the last year of each term.

Liens and Encumbrances

Our generation facilities and other properties are subject to a variety of liens and encumbrances in favor of our creditors, which have arisen in the normal course of business. The principal liens and encumbrances at December 31, 2001 were the following:

Name of Facility or Property	Name of Principal Creditor	Pledge Value (Million US$)	Amount Owed to Creditor (MUS$)
Chivor:
Mortgage over land and constructions	Bank of America/syndicate	661.77	335.56
TermoAndes:
Mortgage over generators, gas turbines and steam turbine	Deutsche Bank Securities Inc.	153.84	210.00

Norgener:
Unit No. 2	Banco de Chile	96.58	53.12

Company Headquarters(1):
Las Américas Building, floors 4 to 7	Banco Bice	5.58	4.35

Energía Verde:
Mortgage over land and constructions	Scotiabank-Banco Crédito e Inversiones	23.07	25.0

Total		787.0	418.03

(1)	On January 3, 2002, AES Gener made an early payment of this debt, and on April 1, 2002 the mortgage was annulled.

Government Regulation

In addition to regulation under laws governing the electricity sector, we are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile, including labor laws, social security laws, public health and environmental laws, securities laws and anti-trust laws. These include regulations to insure sanitary and safe conditions in our facilities.

For details concerning material legal or administrative proceedings pending against us with respect to any regulatory matter see Note 25.

Environmental Regulation

Although the regulation of matters relating to the protection of the environment is not as well developed in Chile as in the United States and certain other countries, Chile, Colombia and Argentina have numerous laws, regulations, decrees and municipal ordinances relating to environmental matters.

In March 1994, Law No. 19,300 was enacted by the Chilean Congress to regulate certain environmental issues and in April 1997, regulations under this law were promulgated by the President of Chile. This law encourages companies to hire independent experts to conduct environmental impact studies of any future projects or activities. Regulations under Law 19,300 created the National Environmental Commission as well as regional commissions to supervise environmental impact studies of all new projects. We conducted environmental impact studies for Norgener’s Nueva Tocopilla plant, Eléctrica Santiago’s Nueva Renca plant and Guacolda’s thermoelectric facilities and Petróleos y Asfaltos Cordex. We also conducted an environmental study for our InterAndes Project, that complies with both Chilean and Argentine environmental laws. In addition, we conducted environmental studies for our subsidiary Norgener and our related company Guacolda, in order for both to obtain approvals for the use of petcoke as fuel. Currently, the company has pending environmental permit requests for its conversion project of the Renca power plant and a new combined cycle facility located close to Santiago.

In order to comply with restrictions on atmospheric sulfur dioxide levels, we operate our thermoelectric facilities using coal with a low sulfur content. In addition, our Renca thermoelectric facility operates using a special fuel oil due to restrictions on particulate emissions at that facility.

Our policy is to seek to conduct our operations on an environmentally sound basis consistent with applicable laws. There are no material legal or administrative proceedings pending against us with respect to any environmental matter, and we believe that we are in compliance in all material respects with all applicable environmental law and regulations.

We anticipate that additional laws and regulations related to environmental matters will be enacted over time. While we believe that we will continue to be in compliance with all applicable environmental regulations of which we are now aware, there can no be assurance that future legislative or regulatory developments will not impose material restrictions on us.

Item 5    Operating and Financial Review and Prospects

The audited consolidated financial statements contained in this amendment to our Annual Report reflect a number of changes to the unaudited consolidated financial statements contained in our original Annual Report filed on July 16, 2002. See “SPECIAL NOTE WITH RESPECT TO FINANCIAL STATEMENTS IN THIS ANNUAL REPORT” on page 4 herein.

A.    Operating Results

The following discussion is based on, and should be read in conjunction with, our audited consolidated financial statements and the accompanying notes included in Item 18 of this annual report. We prepare our audited financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. See Note 36 to our audited consolidated financial statements for a summary of the principal differences between Chilean GAAP and U.S. GAAP. Unless otherwise specified, financial data is presented in constant Chilean pesos of December 31, 2001 purchasing power.

An understanding of our financial condition and the results of our operations for the periods discussed in this annual report requires an understanding of the regulatory structure for the production and pricing of electricity in Chile, Colombia and Argentina, the principal countries in which we and our related companies operate. Factors such as the method of determining the dispatch of generating units in a system, the pricing of electricity sales to regulated and unregulated customers and in the spot market, the significance of a generation company’s mix of contract and spot market sales, the effect of a company’s mix between hydro and thermal generation and the effect of hydrological conditions on operations, are important in determining financial results. Accordingly, the following discussion should be read in conjunction with the discussion of these and related matters which appears elsewhere in this annual report, under the following headings:

•	“Item 4. Information on the Company—Electricity Generation—Chile—Regulation of Production and Price of Electricity in Chile” and “—Our Sales Strategy in Chile”;

•	“Item 4. Information on the Company —Electricity Generation—Colombia—Electricity Generation in Colombia”; and

•	“Item 4. Information on the Company — Electricity Generation—Argentina—Regulatory Framework and Industry”.

Results of Operations for the Years ended December 31, 1999, 2000 and 2001.

Operating Revenue

The following table shows operating revenue information for 1999, 2000 and 2001:

	Year ended December 31,
	1999		2000		2001
	(in millions of constant Ch$, except percentages)
		%		%		%
Operating Revenue
Chile(1)
Regulated electricity sales	63,152	13.2	74,600	16.4	114,118	32.9
Non-regulated electricity sales	80,669	16.9	85,061	18.7	117,432	33.8
Spot Sales in the SIC	47,418	9.9	7,261	1.6	(163)	0.0
Spot Sales in the SING	6,123	1.3	5,623	1.2	4,817	1.4
Chile Total	197,360	41.4	172,545	37.9	236,203	68.1

Argentina
Contractual electricity sales	156,952	32.9	85,037	18.7	—	—
Spot Sales	24,546	5.1	82,738	18.2	—	—
Colombia
Contractual electricity sales	22,949	4.8	25,749	5.7	33,943	9.8
Spot Sales	23,491	4.9	37,927	8.3	34,976	10.1
Total Electric	425,299	89.2	403,996	88.7	305,122	87.9
Other	51,486	10.8	51,318	11.3	41,887	12.1

Grand Total	476,784	100	455,314	100	347,009	100

(1)	Revenue from electricity generation. Sales of coal and services are included under “Other”.

The following table provides information about our sales volume and average sales prices of energy and capacity in 1999, 2000 and 2001:

	Year ended December 31,
	1999		2000		2001
	Energy (GWh)	Capacity (MW)	Energy (GWh)	Capacity (MW)	Energy (GWh)	Capacity (MW)
Sales Volume
Chile	8,690	15,244	8,772	14,436	9,948	15,697
Regulated	3,735	7,601	4,026	8,156	5,061	8,943
Non-regulated	3,745	5,254	3,987	5,001	4,252	4,968
Spot Sales in the SIC	1,056	2,389	287	1,279	6	920
Spot Sales in the SING	154		473		629	867
Colombia	4,496		4,941		4,664
Contract Sales	1,836		2,085		2,107
Spot Sales	2,660		2,856		2,557
Argentina	10,285		10,436		0
Contract Sales	8,472		5,793		0
Spot Sales	1,812		4,643		0

Total	23,471	15,244	24,149	14,436	14,612	15,697

	Year ended December 31,
	1999		2000		2001
	Energy (kWh)	Capacity (kW/month)	Energy (kWh)	Capacity (kW/month)	Energy (kWh)	Capacity (kW/month)
Chile (Ch$/unit)
Regulated (Ch$/unit)	11.76	2,513.20	13.40	2,074.06	16.83	3,230.35
Non-regulated (Ch$/unit)	14.25	4,571.61	15.05	5,229.54	19.52	6,932.19
Spot Sales in the SIC	39.51		18.45		—
Spot Sales in the SING	12.85		11.89		7.66
Colombia (avg. For energy and capacity)	10.36		12.89		14.78
Argentina (avg. For energy and capacity)	17.60		28.87		—

2001 Compared to 2000

For the year 2001, AES Gener’s consolidated operating revenues totaled Ch$347,009 million, 23.8% lower than in 2000 (Ch$455,314 million). This decrease is due primarily to the sale of Puerto Ventanas and Central Puerto that contributed Ch$199,142 million during 2000. Excluding this effect, operating revenues increased as a result of higher sales to regulated and non-regulated clients in Chile and higher contractual electricity sales in Colombia.

Electricity Revenues

Revenues from electricity totaled Ch$305,122 million for 2001, 24.5% lower compared to the same period in 2000 when revenues totaled Ch$403,996.

Factoring in the sale of our Argentine assets, AES Gener’s physical electric energy sales in 2001 compare favorably with those recorded the year before. Sales in 2001 were 14,612 GWh compared to 13,713 GWh in 2000. This was a result of an increase in sales in Chile from 8,772 GWh to 9,948 GWh, which was partially offset by a decrease in physical sales in Colombia from 4,941 GWh to 4,664 GWh. The sales to regulated and unregulated clients in Chile increased from 8,013 GWh to 9,313 GWh.

Chile Generation

The SIC:  The electricity supplied by AES Gener’s thermal plants was lower in the year 2001 than in the year 2000. In the year 2000 their contribution (including Guacolda) was 22% of the SIC’s total generation and in 2001 they contributed 20%.

Revenues from the electricity business in the SIC amounted to Ch$ 163,793 million in 2001, Ch$39,055 million more than in the year 2000. This was due primarily to (1) higher physical sales to regulated clients (1,036 GWh more than in 2000, especially in the case of AES Gener and Eléctrica Santiago), (2) an increase in the average sale price (due to the higher node prices effective during the period), and (3) higher sales to non-regulated clients. The latter was partially offset by lower sales of energy in the spot market, which went down by Ch$ 2,135 million.

The approximate average marginal cost of energy in the spot market was of 14.1 mills/kWh in 2001 as compared to 16.4 mills/kWh in 2000.

The SING:  This system does not feature price volatilities as marked as those of SIC, as it does not depend on hydraulic resources to meet demand. The average price during the year 2001 was 16.3 mills/kWh, higher than the average marginal cost during 2000 (15.9 mills/kWh). The growth of sales of electric energy in the SING over the last twelve months was 7.1%, compared to a growth of 3.8% the previous year.

The revenues generated by the activities of AES Gener and Norgener in the SING increased from Ch$47,807 million to Ch$72,410 million, due to the higher prices in sales to Escondida and because certain revenue generating assets used to supply electricity and capacity to Zaldívar and Lomas Bayas, came on-line in the second half of 2000 and therefore contributed a full year in 2001 and only a half year in 2000.

In summary, the revenues from the Chilean electricity sector increased from Ch$172,545 million to Ch$236,203 million between the years 2000 and 2001.

Colombia Generation

Chivor is one of the main operators of the SIN. During 2001 its sales represented 10,8% of the total demand for electricity in Colombia. The lower stock of water available in the dams, the decrease in water flowing into them and the lower availability of circuits in the National Interconnected System, as compared to the previous year, have made the average cost of energy in the spot market (the Exchange) higher than those recorded during the year 2000. Consistent with this cost increase, the average price on the Exchange during the year 2001 was 23.1 mills/kWh compared to 21.4 mills/kWh during the year 2000. In turn, demand for electricity on the SIN over the last twelve months increased by 2.2%, while demand in the year 2000 grew 0.7%.

The revenues of Chivor increased from Ch$63,676 to Ch$68,919 million between December 2000 and December 2001, as a consequence of higher sale prices and higher physical sales to contracted clients which increased Ch$ 8,153 million. This partially offset the decrease in physical sales in the spot market which accounted lower revenues of Ch$ 2,951 million.

Other Businesses

The revenues associated with other lines of business recorded income of Ch$41,887 million in 2001, showing a decrease of Ch$9,431 million compared to 2000. If we exclude the contribution Puerto Ventanas made last year (Ch$20,320 million) the revenues would have increased by Ch$11,242 million mainly due to higher coal sales to Guacolda and third parties.

1999 Compared to 2000

For the year 2000, AES Gener’s consolidated operating revenues totaled Ch$455,314 million, 4.5% lower than in 1999 (Ch$476,784 million). This decrease is explained by lower sales in Chile—which fell on account of lower spot sales in the SIC and in Argentina and was only partially offset by higher sales in Colombia.

Electricity Revenues

Revenues from electricity totaled Ch$403,996 million at December 2000, 5% lower than to the same period in 1999. These revenues decreased from Ch$425,299 to Ch$403,996 million. AES Gener’s physical electric energy sales in 2000 compare favorably with those recorded the year before. Sales in 2000 were 24,149 GWh compared to 23,471 GWh in 1999. Although contract sales in Argentina decreased, there was an increase in sales in Argentina from 10,285 GWh to 10,436 GWh, in Chile from 8,690 GWh to 8,772 GWh and in Colombia from 4,496 GWh to 4,941 GWh.

Chile Generation

The SIC: During the first half of 1999, the SIC faced a severe drought, which placed marginal prices at an average of 76 mills/kWh. During this period, thermal generation plants were dispatched at full capacity in order to meet the system’s demand. Rainfall during the second half of 1999 made marginal costs in the SIC decrease until March 2000. Nonetheless, the low availability of water in the dams and a lack of melting snow originated a new period of depressed hydraulic generation between April and May of the year 2000; however, as from mid-June the level of the dams increased considerably, reflected in an annual average marginal cost of 17.5 mills/kWh.

The electricity supplied by AES Gener’s thermal plants, constituted a smaller percentage of total generation in the SIC in the year 2000 as compared to the year 1999. In the year 2000, we (including Guacolda) contributed 22% of the total generation in the SIC, whereas in 1999 we contributed 31% of total generation.

It should be noted that the demand for electricity in the SIC increased by 9.3% in 2000.

The revenues from the electrical business in the SIC totaled Ch$118,936 million, down by 18% with respect to that recorded in 1999. This decrease is explained primarily by lower energy sales on the spot market, which dropped by Ch$40,157 million.

In terms of physical energy sales, the SIC recorded a 388 GWh decrease, due to lower sales in the spot market.

The SING:    The average marginal cost has tended to go down owing to the commissioning of new low cost combined cycle plants; in fact, the average price at December 2000 was 15.9 mills/kWh, below the average recorded for the same period in 1999 (26.1 mills/kWh). The demand for electricity in the SING increased by 3.8% in 2000.

During the first half of the year 2000, revenues from sales made by AES Gener in the SING were credited to fixed assets as TermoAndes (the operator of the Salta plant) was in the development stage until June 30 and began to consolidate with AES Gener as of July of that year. In 2001, all revenues generated by AES Gener in the SING have been consolidated.

The revenues for sales to mining company Escondida increased by Ch$7,203 million in 2000 as compared to 1999.

In summary, the revenues from the Chilean electricity sector decreased from Ch$197,360 to Ch$172,545 million between 1999 and 2000.

Argentina Generation

The demand for electricity on the Argentine market increased by 9.8% in the year 2000, as compared to 1999.

Central Puerto is one of the most important generation companies in the Argentine market and represents 13% of the country’s sales. During 2000, its revenues from sales were Ch$167,775 million, (of which 51% corresponds to sales to clients), a figure 8% lower than recorded during the same period in 1999.

In physical terms, sales increased from 7,402 GWh to 8,729 GWh, as a result of higher sales to clients other than Edenor and Edesur and on the spot market.

Colombia Generation

Chivor is one of the major operators on the SIN. During 2000, its sales represented 11.6% of Colombia’s sales. During 1999, the demand for electricity in Colombia went down by 5%, while in the year 2000 there was an 1.4% increase. As a result of this, along with the lower availability of water in the dams and rivers, as compared to the same period in the previous year, and the restrictions that affect the system, average sales prices for energy on the spot market were higher than those recorded in 1999. Accordingly, the average price in the SIN during 2000 was 21.4 mills/kWh as compared to 14.8 mills/kWh during 1999.

Chivor’s revenues went up from Ch$46,440 to Ch$63,676 million from 1999 to 2000 (a 37% increase) as a consequence of higher physical sales, up from 4,496 to 4,940 GWh (equivalent to a 10% increase) and an increase in the average sales price on the spot market of approximately 50%.

Sales to clients subject to contracts increased by 249 GWh, while sales on the spot market increased by 196 GWh, which in addition to the increase in average sales prices have driven sales up by Ch$17,236 million, relative to 1999.

Other Businesses

The revenues associated with other lines of business fell by Ch$168 million (0.3%) in 2000 compared to 1999. In spite of the lower coal sales of Ch$11,182 million, as a result of lower physical sales to third parties, the positive results of Puerto Ventanas offset this negative effect.

Operating Expense

The following table provides operating expense information for 1999, 2000 and 2001:

	Year ended December 31,
	1999		2000		2001
	(in millions of constant Ch$, except percentages)
Variable Costs:		%		%		%
Purchases of energy	73,068	20.9	71,107	20.43	68,820	27.79
Purchases of capacity	12,677	4.8	13,223	3.80	17,212	7.0
Use of transmission system	16,170	3.5	11,683	3.36	14,644	5.9
Fuel consumption	121,571	34.7	127,926	36.75	50,212	20.3
Costs of fuel sales	26,080	7.4	28,326	8.14	25,040	10.1
Costs of technical consultants and other	16,526	4.7	15,529	4.46	9,373	3.8

Total variable costs	266,093	76.0	267,794	76.9	185,301	74.8

Fixed Costs:
Energy production	30,344	8.7	25,325	7.28	17,208	6.9
Complementary pension benefits	—	—	—	—	—	—
Depreciation	53,171	15.2	54,935	15.78	45,109	18.2

Total fixed costs	83.515	24.0	80,260	23.1	62,317	25.2

Total Operating Expenses	349,608	100.0%	348,055	100.0%	247,618	100.0%

2001 Compared to 2000

In December 2001, operating costs dropped by 29% (Ch$100,437 million), mainly because the subsidiaries Central Puerto and Puerto Ventanas were no longer consolidated with the company and they contributed costs of Ch$147,659 and Ch$16,970 million, respectively. If we discount this effect, the operational costs increased by 64,193 million, as a consequence of operations in Chile associated with higher energy purchases and the fact that generating assets used to supply electricity and capacity to Zaldívar and Lomas Bayas, came on-line in the second half of 2000 and therefore incurred costs for a full year in 2001 and only half year in 2000.

Excluding the effect of Central Puerto and Puerto Ventanas not being consolidated with the company, variable costs increased by Ch$38,130 million as a result of higher purchases of energy of Ch$ 27,258 million (Ch$24,741 associated with more purchases in Chile), higher costs for purchases of capacity for Ch$6,142 million (Ch$4,990 million on the SIC) and higher costs associated with the use of transmission systems of Ch$4,730 million.

During the year 2000, AES Gener and its subsidiaries in the SIC generated 6,641 GWh of thermal power; while in 2001 thermal generation decreased to 5,932 GWh, given the higher water resources in the system. In the SING, in turn, net production in 2001 was 1,412 GWh; less than the generation recorded in the year 2000 (1,648 GWh).

Given the higher sales in Chile, mainly to regulated clients, energy purchases increased 1,793 GWh to meet the sales contracts. In turn, the purchases of capacity increased both in the SIC and SING.

Chivor increased its operational costs by Ch$8,127 million, due to higher cost of energy purchases of Ch$2,517 million, higher depreciation expenses of Ch$4,151 million, higher fixed costs related to energy production of Ch$ 818 million and higher transmission costs of Ch$ 616 million. Fixed costs went down by Ch$ 17,943 million reaching Ch$ 62,317 million in 2001 (Ch$ 80,260 million in the year 2000) due to the fact that Central Puerto and Puerto Ventanas were no longer consolidated with the company. They accounted for Ch$ 27,670 million in fixed costs in the year 2000.

2000 Compared to 1999

In 2000, operating costs dropped by 0.4%, mainly as a result of a decrease in fixed costs, specifically salaries, maintenance and operation expenses (Ch$5,019 million); which were partially offset by an increase in depreciation.

During the year 2000, variable costs showed an increase of Ch$1,701 million due to higher fuel consumption (Ch$6,819 million, explained chiefly by TermoAndes’ entry to the market and the increased consumption at Central Puerto, offset by lower consumption in Chile). This increase, however, was compensated by lower costs associated with the use of transmission systems (Ch$3,559 million accounted by Chivor and the companies operating in Chile) and with lower energy purchases (Ch$1,961 million).

Variable costs associated with operations in Chile fell by Ch$2,313 million. This savings is explained primarily by the lower costs for fuel consumption (Ch$12,580 million saved) and offsets the effect of the higher costs of technical assistance in the SIC.

Due to the drought that affected the SIC in 1999, during the first half of that year—the period when water was extremely scarce—AES Gener’s participation in thermal generation (including Guacolda) with respect to total generation in the SIC was more than 26% that year, a percentage which dropped to 18% of total generation in the year 2000, owing to a greater availability of water resources.

Within this context, Gener and its subsidiaries, played an important role in the SIC with a thermal contribution of 6,977 GWh in 1999, which went down to 5,255 GWh in the year 2000.This decrease accounts for the drop in fuel consumption in the SIC of approximately Ch$13,816 million.

In the SING, however, Norgener produced 819 GWh less in the year 2000 than in the year 1999, resulting in lower fuel consumption to an amount of Ch$5,632 million. The lower operation of Norgener is due mainly to the commissioning of the new lower cost combined cycle plants in this grid. During the second half of 2000 we included in our financial statements the results of the operations of TermoAndes and InterAndes which supplied electricity to Minera Zaldívar and Lomas Bayas; this implied higher costs mainly related with fuel consumption.

Energy purchases in Chile kept relatively stable. To meet sales contracts in the SING, the company utilized TermoAndes’ generation. In the SIC, however, energy purchases fell by Ch$2,337 million (increased purchases of 167 GWh, but at a lower price).

In turn, in 2000, capacity purchases went down by Ch$1,500 million in the SIC and went up by Ch$3,212 million in the SING, as a result of settlements in place with respect to previous periods.

Chivor lowered its operating costs from Ch$43,360 million in 1999 to Ch$38,924 million in 2000, due to a savings in transmission costs and maintenance costs, which was partially offset by higher energy purchases, up by Ch$7,438 million as compared to the previous year. It should be noted that Chivor’s physical purchases increased by 343 GWh, and that the price at which they were transacted during the year 2000 was higher on average than the previous year.

Central Puerto with operating costs totaling Ch$148,134 million, showed an increase of 11.1% with respect to 1999.This increase is explained by the higher consumption of fuel (Ch$18,935 million) associated with an increase in generation of 902 GWh, mainly by the new combined cycle plant, which in 1999 was in the construction stage. However, energy purchases were Ch$7,061 million lower than in 1999.

Administration and Sales Costs

2001 compared to 2000

For the year ended December 2001, administrative and selling costs increased by 8%, reaching Ch$ 29,149 million. This increase in cost is mainly explained by the lay-off of AES Gener’s personnel as a result of the restructuring of the company after its acquisition by AES Corporation at the end of year 2000 (Ch$6,774 million paid for severance) and the unusual expenses for financial advisory services in the process of selling assets and the search for strategic alliance (Ch$ 4,027 million), which did not offset the decrease of these costs given the fact that Central Puerto and Puerto Ventanas were no longer consolidated with the company (Ch$ 7.641 million).

2000 compared to 1999

For the year ended December 31, 2000, administrative and selling costs decreased by 34% (from Ch$40,812 to Ch$26,976 million), mainly as a result of the lower costs at Central Puerto (Ch$4,036 million) and incurred expenses of MEGA and Carbones Colombianos del Cerrejón in 1999 (Ch$3,928 million). MEGA and Carbones Colombianos del Cerrejón were no longer consolidated with Gener because we sold 50% of our interest in MEGA and our 100% interest in Carbones Colombianos del Cerrejón during the year 2000.

Operating Income

2001 compared to 2000

For the year ended December 31, 2001, AES Gener recorded a positive consolidated operational result of Ch$ 70,241 million, a figure that is 12.5% lower than Ch$ 80,282 million for the year 2000. The latter is explained primarily by the fact that Central Puerto and Puerto Ventanas were no longer consolidated with the company and during the year 2000 contributed Ch$ 16,294 million to operating income, and by the additional cost incurred in connection with the retirement plan in place during the year 2001(severance payments).

2000 compared to 1999

For the year ended December 31, 2000, AES Gener showed a consolidated operating income of Ch$80,282 million, an amount 7% lower than that recorded in 1999 (Ch$ 86,364 million). This is explained mainly by the lower contribution of Chilean operations (Ch$ 24,814 million) and Central Puerto (Ch$ 13,724 million), an effect which was in part offset by the improvement in Chivor’s operating income of Ch$ 17,237 million.

Non-Operating Income

The following table sets forth non-operating income information for 1999, 2000 and 2001

	Year ended December 31,
	1999	2000	2001
	(in millions of constant Ch$)
Interest income	7,354	12,917	16,920
Share of net income of related companies (net of amortization of goodwill and negative goodwill)	4,208	3,153	1,569
Other non-operating income	32,612	39,287	76,631

Total non-operating income items	44,174	55,357	95,120

2001 compared to 2000

Non-operating income increased by Ch$39,763 million, from Ch$ 55,357 in 2000 to Ch$ 95,120 in 2001. This variation is explained mainly by the increase in profits from the sale of Central Puerto and Puerto Ventanas for Ch$ 59,694 and Ch$ 9,917 million, respectively and gains on foreign exchange forwards liquidation for Ch$ 4,432 million. On the other hand, in the year 2000, profits were generated for the sale of the company’s interest in Metrogas, MEGA and Agua Negra for Ch$ 17,452 million and for the fines applied by Central Puerto to its combined-cycle equipment supplier (Ch$ 9,241 million). Other non-operating gains obtained in that year are detailed in Note 29 to the financial statements.

The increase in financial income of Ch$4,003 million is explained essentially by the greater availability of cash during the second half of the year 2001 from the proceeds of the assets sold during the year.

The lower profits of the related companies (Ch$1,584 million) compared to the year 2000, is due mainly to the fact that during the year 2001 Itabo and Guacolda lowered their contribution to AES Gener’s results by 5,275 million pesos with respect to the year 2000. The lower contribution of Itabo is mainly explained by the reduction of operating margin as a result of the combined effect of lower sales of electricity in the Dominican market as consequence of lower dispatch and lower prices. In the case of Guacolda, its contribution in 2001 was lower because of the negative effect of foreign exchange variation which reduced the results of the company by Ch$ 11,326 million as compared with the year 2000 when the impact of the devaluation of the Chilean peso accounted for a loss of Ch$ 5,353 million. The latter was offset in part by the results shown in 2000 by those investments sold during the year 2001, such as the Ch$5,615 million loss incurred by MEGA in that year.

2000 compared to 1999

Non-operating income increased by Ch$11,183 million, with respect to the previous year. The increase in non-operating income is due primarily to the profit obtained from the sale of 50% of MEGA and AES Gener’s investments in Metrogas and Gener Argentina’s in Agua Negra, plus the fines collected by Central Puerto for the delay in commissioning the new combined cycle unit.

The higher interest income was due in large part to the fact that, in 1999, interest earned from investment of the cash balance of the proceeds from the placement of the convertible bond were deducted from financial expenses Additionally, in 2000 we recognized interest income from the subordinated debt granted in December 1999 to Hidroeléctrica Piedra del Aguila (Ch$4,289 million) within the framework of its process to restructure liabilities.

The decrease in the profit from investments in related companies was due in large part to the loss resulting from AES Gener’s investment in MEGA (Ch$5,615 million) which did not appear as a related company in 1999 because it was consolidated with AES Gener. This, however, was partially offset by improved results of our related company in the Dominican Republic, Itabo, whose net income increased from Ch$7,211 million in 1999 to Ch$16,694 million in 2000. To this is added the contribution of Metrogas during the first quarter of the year 2000 (Ch$963 million).

Other non-operating income corresponds primarily to the proceeds from the sale of 50% of our interest in MEGA (Ch$6,239 million), AES Gener’s investments in Metrogas (Ch$7,019 million) and Gener Argentina’s investment in Agua Negra (Ch$4,194 million), plus the fines collected by Central Puerto for the delay in commissioning the new combined cycle unit (Ch$9,241 million).

Non-Operating Expenses

The following table sets forth non-operating expense information for 1999, 2000 and 2001:

	Year ended December 31,
	1999	2000	2001
	(in millions of constant Ch$)
Financial expenses	(57,414)	(78,988)	(71,421)
Other non-operating expenses	(25,075)	(43,034)	(62,878)

Total non-operating expense items	(82,489)	(122,022)	(134,299)

2001 compared to 2000

Financial expenses went down by Ch$ 7,567 million compared to 2000, due mainly to the fact that Central Puerto and Puerto Ventanas (Ch$ 17,369 million) were no longer consolidated with the company, which offset the inclusion of the financial expenses of the debts of TermoAndes and InterAndes companies, and the increase attributable to the effect of the variation of the closing exchange rate in both years (573,65 in the year 2000 versus 654,79 in the year 2001).

Other non-operating expenses in 2001 were Ch$ 19,844 million higher than that of the previous year, due to the losses incurred from the sale of Hidroneuquén (Ch$ 18.387 million), the provision for the loss on the sale of OilGener and Fell-Block assets (Ch$ 8,084 million) and the amortization of intangibles and the losses produced by the sale of our shipping assets for Ch$ 15,692 million. This, however, was partially offset by the Ch$ 12,635 million loss provision recorded in 2000 in connection with the agreement signed with Morgan Stanley Group Inc., mentioned below, and higher non-operating expenses incurred in that year.

2000 compared to 1999

Financial expenses increased by Ch$21,574 million (37.6%) with respect to year 1999, due in large part to the fact that Ch$5,714 million—corresponding to interest earned on the investment of the cash balance of the proceeds from the placement of the convertible bond—were deducted from financial expenses during the first half of 1999. In addition, financial expenses on bank loans increased by Ch$10,564 million (43.8%) due to the consolidation of InterAndes and TermoAndes’ liabilities in the second half of 2000.

Other non-operating expenses correspond primarily to a provision of Ch$12,635 million in connection with the agreement signed with Morgan Stanley Group Inc., in order to transfer the economic risks associated with the Spark Spread Position (SSP). Also, the expenses on the remittance of interest (with an increase of Ch$1,045 million), the provision for the final premium on the convertible bond (Ch$2,759 million) and other non-operating expenses of AES Gener (Ch$ 3.443 million) and subsidiaries (Ch$9,623 million) comprised additional non-operating expenses in year 2000.

Price-Level Restatement

2001 compared to 2000

Price-level restatement in 2001 generated earnings of Ch$ 3,808 million, which compares positively to the loss of Ch$ 3,850 million recorded in the year 2000. This difference is primarily explained by the variation in the CPI during 2001 as compared to 2000 (4,7% as compared to 3.1%).

The differences in the exchange rate generated profits in an amount of Ch$ 348 million in the year 2000 compared to losses of Ch$ 28,518 million in the year 2001. This difference is due in most part to the impact of the devaluation of the peso in dollar liabilities (mainly bonds) and the impact of the devaluation of the Argentine peso, which affected the investments in that country. The net effect of the devaluation of the Argentine Peso amounted to Ch$ 21,844 million pesos.

2000 compared to 1999

The result for price-level restatement was a Ch$4,198 million loss in 2000, which compares positively to the Ch$ 12,890 million loss recorded in 1999. This difference is due in most part to the value of the dollar having increased 12% in 1999, while in the same period of the year 2000 the increase was only 8%.

Impact of Inflation and Price-Level Restatement

We are required under Chilean GAAP to restate non-monetary assets and liabilities, equity and income and expense accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the period. During inflationary periods, monetary items generate a gain or loss in purchasing power depending upon the currency in which they are denominated. Non-monetary assets and liabilities are restated so as to correct the effect of inflation and remain constant in real terms from period to period. Under Chilean GAAP, liabilities in foreign currency or denominated in UFs are considered to be non-monetary, and all resulting foreign exchange adjustments and indexation are included in the price-level adjustment account. See Note 1(b) to the Consolidated Financial Statements.

Non-monetary assets and liabilities are generally restated using the consumer price index or “IPC” published by the Chilean National Institute of Statistics. Monetary assets and liabilities are not adjusted because their amounts are fixed by contract or otherwise in terms of currency regardless of changes in specific prices or in the general price level. Holders of monetary assets and liabilities lose or gain general purchasing power during periods of inflation. Monetary liabilities in foreign currency are stated at closing exchange rates and are affected by the relationship between local inflation and the exchange rate of the local currency with the U.S. dollar.

Our financial statements have been restated in accordance with Chilean GAAP for the purpose of reflecting the actual purchasing power of the peso. The effects of monetary restatement are summarized below:

	Year ended December 31.
	1999	2000	2001
	ThCh$	ThCh$	ThCh$
Property, plant and equipment	19,986,859	36,212,076	22,059,473
Other assets	20,982,107	28,364,562	6,773,625
Liabilities in foreign currency	(29,160,916)	(30,788,084)	(14,801,336)
UF Indexed liabilities	(1,763,232)	(3,585,074)	(14,223,731)
Shareholders’ equity	(21,661,480)	(38,317,111)	(23,468,453)

Net balance sheet effect reflected in income	(11,616,662)	(8,113,631)	(23,660,422)
Net price-level restatement of income statement accounts	(1,035,023)	(802,057)	(590,853)
Net losses due to foreign exchange differences	(238,113)	4,717,136	(458,553)

Credit (charge) to income	(12,889,797)	(4,198,552)	(24,709,828)

For additional information, please see “Item 3.D.Risks Factors”

Net Non-Operating Loss

2001 compared to 2000

We had a non-operating loss of Ch$66,012 million in 2001, Ch$8,026 million lower than the loss recorded in 2000. Although the effect of the currency variation was substantially higher than in 2000 (Ch$ 28,170 million), earnings from the assets sold during 2001 and lower interest expenses decreased the non-operating loss. The financial expenses decreased principally because Central Puerto and Puerto Ventanas were not consolidated in our 2001 results.

2000 compared to 1999

We had a non-operating loss of Ch$74,038 million in 2000, Ch$21,699 million higher than the loss recorded in 1999. This was the result of an increase in financial expenses due to the consolidation of TermoAndes and InterAndes in the second half of the year 2000, and the increase in other non-operating expenses. These factors were partially offset by higher non-operating income.

Income Taxes

2001 compared to 2000

The tax on income generated a negative effect of Ch$9,793 million, while at the same date in the year 2000 the effect was of Ch$2,402 million. This variation is explained mainly by the negative effect that the accounting for deferred taxes had in 2001 as compared to the previous year.

2000 compared to 1999

Income tax expense for the fiscal year 2000 was Ch$2,402 million representing a decrease of Ch$ 8,381 million as compared to 1999. This variation is explained mainly by Chivor and AES Gener’s deferred taxes, which recognized income of Ch$6,743 and Ch$1,688 million, respectively, in the year 2000.

Net Income

2001 compared 2000

During the year 2001, the Company recorded a loss of Ch$5,027 million, while in the previous year it obtained profit of Ch$2,275 million.

This decrease is mainly attributed to one-time charges (credits) incurred for the implementation of our retirement program and sale of non-core businesses, and the effect of the devaluation of the Argentine peso, which has considerably affected the investments of AES Gener in that country.

2000 compared 1999

During 2000, we recorded net income of Ch$ 2,275 million, lower than the net income of Ch$6,932 million for the year 1999. This was due to a decrease in operating income, explained mainly by the consolidation of TermoAndes.

B.    Liquidity and Capital Resources

Cash Flows Analysis

2001 compared to 2000

Net cash. Total net cash flow at December 2001 was negative in Ch$ 3.230 million, whereas on the same date of the previous year it was positive Ch$ 21.039 million.

Operating activities generated a positive net cash flow of Ch$23,602 million, lower than that recorded in the year 2000 (Ch$ 77,238 million positive). This change is mainly explained by lower collection of accounts receivable (Ch$228,344 million) that was offset by a lower payment to suppliers (Ch$158,804 million). Both reductions are explained by the fact that in the year 2001 the company did not consolidate Central Puerto and Puerto Ventanas. Another important increase was the VAT payment for Ch$9,668 million.

Financing activities generated a negative flow of Ch$151,739 million, as compared to the negative flow of Ch$24,871 million in the year 2000. The difference is explained by the payment of dividends during the year 2001 in an amount of Ch$148,397 million.

Finally, investment activities generated Ch$124,907 million, which is positively compared to the Ch$31,327 million of flow decrease during the year 2000. This difference is due to sale of permanent investments, which during 2000 totaled Ch$ 43,109 million compared to Ch$289,176 million in 2001, that offset the net increase of loans to related companies in the amount of Ch$1,983 million and Ch$142,350 million in 2000 and 2001, respectively.

2000 compared to 1999

Net cash. Total net positive cash flow for the year ended December 31, 2000 was Ch$21,039 million, whereas for the same period of the previous year it was negative Ch$155,342 million. This change is explained principally by the fact that during the year 1999 investing activities required approximately Ch$144,844 million, whereas in 2000 they required Ch$31,327 million.

Operating activities generated a positive flow of Ch$77,237 million, 36% less than that obtained in 1999 (Ch$121,043 million). This change is explained essentially by the termination of the supply contracts of Central Puerto with the distribution companies Edenor and Edesur.

Financing activities generated a negative cash flow of Ch$24,871 million, that compares favorably to the negative flow of Ch$131,541 million recorded in 1999. The difference is explained primarily by the December 1999 prepayment of a loan to Energy Trade in the amount of US$80 million (Ch$45,775 million), the payment of US$62 million (Ch$35,476 million ) by the parent company and US$138 million (Ch$78,962 million) by Central Puerto, funded mainly by a long-term loan. The negative flow recorded this year was due to the payment of loans by Central Puerto and the prepayment of a loan obtained by AES Gener.

Finally, investing activities involved resources in a negative amount of Ch$31,327 million, that compares with a negative flow of Ch$144,844 million in 1999. In 1999 permanent investments in the amount of Ch$124,398 million were made, for the purchase of an additional 32% in the ownership of Central Puerto and the equity contributions to related companies (contributions to Pacsa, OilGener, TermoAndes and InterAndes, and the purchase of 51% of Explotaciones Sanitarias). Additionally, there were investments in property, land and equipment in an amount of Ch$63,211 million associated mainly with the new combined cycle of Central Puerto. In turn, the lower negative cash flow from investing activities recorded in the year 2000 is associated with the sale of permanent investments (mainly Metrogas and 50% of MEGA).

2002 Capital Expenditures

We planned to make capital expenditures for approximately US$ 26.1 million in 2002, including current and planned expenditures for the Renca Conversion Project. As of December 10, 2002, this project had been delayed and the planned investment schedule will not be met.

Source of Company’s Cash Flows

The Company expects that it will have sufficient resources from operations to fund its currently anticipated capital expenditures, for working capital needs and for general corporate purposes.

We expect to fund our planned capital expenditures and investments with cash on hand and funds from operations. We also expect that in the event that we are the successful bidder in one or more of the bid processes in which we may participate, we would fund our investments with a combination of internally generated cash, sales of assets and additional indebtedness including project financing. Any additional indebtedness may or may not necessarily be guaranteed by AES Gener S.A. See “Item 4. Information on the Company Description of Business—Electricity Generation—Generation Projects under development in Chile”.

There are no material unused sources of liquidity

There are no restrictions for transfers of funds as dividends or loans from subsidiaries except for Argentine subsidiaries which can not distribute dividends or transfer money abroad without prior authorization of the Banco Central de la República Argentina.

Investment and Financial Policy.    Until 2001, each year, our shareholders had to approve an annual financing and investment policy proposed by management which sets forth limits on the amount of debt which we may incur. At the shareholders’ general meeting held on July 4, 2001, the assembly resolved to modify the company’s bylaws by eliminating all references to investment, financing and commercial policies, both with respect to the company and with respect to its subsidiaries.

Notwithstanding this, in order that the company may enforce what is established in its social objective, it may administer investments in each of the companies which it forms or to which it contributes; supervise and coordinate the management of the companies that it forms or to which it makes contributions; provide the companies which it forms or to which it makes contributions with management, auditing, financial, commercial, technical and legal services and in general all and any services of any nature that may seem necessary for better performance. It was resolved to maintain the clause that provides that, in the event companies are formed that make contributions directly related to electricity generation, AES Gener will maintain at least 51% participation in the ownership.

Long-term Debt.    Our long-term bank debt consists principally of foreign currency-denominated loans (primarily in U.S. dollars) from some financial institutions. See Note 17 to our consolidated financial statements for additional information. Total long-term bank debt (including the current portion of long-term debt and accrued interest) was Ch$270.303 million (approximately US$413 million) as of December 31, 2001.

Eléctrica Santiago Local Bonds

In September 1999, the Superintendencia de Valores y Seguros approved the issuance to Eléctrica Santiago of a local bond of US$ 100 million. This bond was divided into a U.S. dollar-denominated tranche of US$ 60 million and a UF-denominated tranche equivalent to US$ 40 million. In October 1999 Eléctrica Santiago placed US$ 57.5 million of the dollar-denominated tranche, due in October of 2009. Principal is to be paid semiannually beginning April 2005. Interest is paid semiannually and the annual interest rate is 8%. The outstanding amount as of December 31, 2001 was Ch$ 37,650 million, equivalent to US$ 57.5 million. In July 2000, Eléctrica Santiago placed the UF-denominated tranche of UF 1,086 million, equivalent to US$ 27 million. Principal is to be paid semiannually beginning April 2006. Interest is paid semiannually and the annual interest rate is 7.5%. The outstanding amount as of December 31, 2001 was Ch$ 17,661 million equivalent to US$ 27 million.

Convertible Debt

In September 1998 our shareholders approved the issuance of up to US$ 500 million of convertible debt securities. These bonds were placed in Chile between December 1998 and March 1999, and in the U.S. in June 1999, totaling US$ 499.9 million. As of December 31, 2001, Ch$312,098 million of convertible debt securities in the form of debentures are outstanding (US$476.6 million). Debentures outstanding in Chile account for

Ch$263,720 million (US$ 402.76 million), debentures outstanding in the U.S. account for Ch$48,378 million (US$ 73.88 million) and debentures that have already been converted amount to US$ 23.3 million. The Chilean debentures differ from the U.S. debentures in the following respects:

•	they are payable in Chilean pesos;

•	they are governed by Chilean law;

•	they are not entitled to the receipt of additional amounts with respect to withholding taxes;

•	they are exchangeable for U.S. debentures by non-Chileans, subject to certain conditions; and

•	U.S. debentures are not exchangeable for Chilean Debentures.

Chivor

In December 1996, our Colombian subsidiary Chivor borrowed US$400 million under a five year bank credit facility, the net proceeds of which were used principally to finance a portion of the acquisition price of Chivor. The Chivor credit facility was secured by substantially all of Chivor´s assets, including accounts receivable, payments under contracts, funds held offshore, insurance proceeds, real property and its plant and equipment. On December 28, 2001, Chivor failed to pay when due approximately US$336 million principal amount of indebtedness for money borrowed pursuant the terms of the bank credit facility (the “Chivor Default”).

On May 31, 2002, Chivor reached an agreement for refinancing its debt of US$ 336 million with the original bank syndicate led by Bank of America. This agreement, which involved 19 of the 20 members of the bank syndicate, specifies a new interest rate and amortization schedule and expires on December 31, 2006. The agreement stipulates that the refinancing will be structured under terms and conditions established under Chapter 11 of U.S. bankruptcy law –specifically in terms of a pre-packaged voluntary reorganization. The agreement assures the feasibility of the company and will not have any impact in its operations, which will continue without interruption, assuring the employees and lenders that they will continue to receive payments during the life of the agreement.

On July 6, 2002 a hearing regarding First Day Papers of Chivor was conducted in the United States Bankruptcy Court for the Southern District of New York. Pursuant to a court order, dates were scheduled in connection with the confirmation of Chivor’s prepackaged plan of reorganization. On August 13, 2002, Judge Burton R. Lifland in New York approved the financing restructuring plan. The confirmation of such plan gives Chivor a term extension up to December 2006, including a new payment schedule with interim payments. As of December 10, 2002 the outstanding amount of the debt under the approved Credit Agreement is approximately US$ 330 million. Additionally, a Support Agreement was contained in the Credit Agreement by which Energy Trade agreed to irrevocably and unconditionally provide funds to Chivor for payment of outstanding debt under the Credit Agreement, up to a maximum amount of US $50 million, if the outstanding amount of debt exceeds US$ 290 million and US$ 225 million, on March 31, 2004 and March 31, 2005, respectively. In the same Support Agreement, AES Gener agreed to irrevocably and unconditionally guarantee Energy Trade’s obligations. The corresponding agreements were signed on August 27, 2002.

Yankee Bond

In January 1996, we issued US$200 million aggregate principal amount of our 6½% notes due January 15, 2006 in the United States, of which the principal amount outstanding as of December 31, 2001 was Ch$130,958 million (approximately US$200 million). On January 9 ,2002, we solicited and obtained the required consent of a majority of the note holders to amend the indenture to eliminate the possibility that (i) a default on payments due or money borrowed by Chivor (unless AES Gener or another subsidiary guarantees or otherwise agrees to be liable, directly or indirectly, for such Chivor indebtedness), including the Chivor Default, or (ii) a bankruptcy proceeding involving Chivor would constitute, or be the basis for, an event of default with respect to the Notes under the indenture.

TermoAndes and InterAndes (InterAndes Project)

We financed the Argentine part of InterAndes Project through an equity contribution of approximately US$146.9 million made with our existing funds, floating rate debt securities of approximately US$257 million (aggregate principal amount) issued by TermoAndes and InterAndes and a US$18 million loan from Argentine banking institutions, which will primarily be used to pay our value-added tax obligations. The floating rate is hedged with a swap that fixes the rate at 6.36% up to an amount of US$236 million. The notes issued by TermoAndes and InterAndes are secured by substantially all the assets of both companies, including AES Gener’s obligations to purchase capacity and energy pursuant to its power purchase agreement with TermoAndes, which includes minimum payments in amounts sufficient, among others things, to serve the payments of the US$ 257 million of floating rate notes. In addition, US$82.0 million of the notes are subject to an option which permits Bank of America, the holder, to require AES Gener to purchase the notes at par plus accrued interest for a period beginning October 31, 2002 and ending January 31, 2003. The put may be exercised before that period if TermoAndes and InterAndes Notes are in default or if two or more credit ratings assigned by Standard & Poor’s, Moody’s and Fitch IBCA Duff & Phelps are lower than Investment Grade for AES Gener’s senior unsecured long-term foreign currency denominated debt. The put agreement was assigned to Energy Trade by AES Gener, with full guaranty by AES Gener, in April 2000. It was again modified in September 2002, and in parallel, a Purchase Agreement was executed by AES Gener and Bank of America. Under the terms of the Purchase Agreement, AES Gener agreed to pay US$ 20 million in 2002 and will continue to make quarterly payments which depend on the timing of the potential sale of Itabo. If Itabo is sold prior to March 31, 2003, the Company must make a prepayment of US$ 25 million and quarterly amortization payments of US$ 5.1 million until June 2004, and if Itabo is sold after March 31, 2003, the Company must prepay the same amount but the quarterly amortization payments will be adjusted, taking into consideration that the final amortization will be made in June 2004. If Itabo is not sold prior to maturity of the loan, the company must make quarterly amortization payments of US$ 7.9 million until September 2004.

Other liabilities

In 1997, we raised approximately US$500 million of equity funding through a preemptive rights offering completed on July 23, 1997. AES Gener has also issued four series of UF-denominated bonds in Chile, of which Ch$5,556 million principal amount was outstanding as of December 31, 2001 calculated at the UF/peso exchange rate at that date.

Guarantees and Contingencies

As of December 31, 2001, we had outstanding the following guaranties in favor of third parties and on behalf some subsidiaries and related companies:

•	US$12.5 million in the principal amount in connection with a loan incurred by Energy Trade n with Citibank. This line of credit was completely paid on May 28, 2002;

•	US$10 million in the principal amount in connection with a loan incurred by Energy Trade with TransCanada to finance the acquisition of 15% of Eléctrica Santiago which occurred in November 2001. As of December 10, 2002, the outstanding amount of this guarantee was US$2.8 million;

•	US$11.8 million in the principal amount in connection with a loan incurred by Energy Trade with Morgan Stanley as a result of the sale of 50% share capital of MEGA to TransAlta in June 2001; As of December 10, 2002, the outstanding amount of this guarantee was US$6.8 million,

•	US$22.5 million in the principal amount in connection with a loan incurred by the GasAndes company to finance a portion of the cost of construction of the GasAndes pipeline.

Additionally, the Company has outstanding the following contingencies relating to certain agreements in which AES Gener is also guarantor:

•	Bank of America Put Agreement, assigned to our subsidiary Energy Trade by AES Gener in April 2000, in connection with the credit granted to our subsidiaries TermoAndes and InterAndes for an amount of US$ 82 million. The lender may exercise its put option anytime during the period from October 31, 2002 until January 31, 2003, or earlier if TermoAndes and InterAndes Notes are in default or if two or more credit ratings assigned by Standard & Poor’s, Moody’s and Fitch IBCA -Duff & Phelps are lower than Investment Grade for AES Gener’s senior unsecured long-term foreign currency denominated debt. The put agreement was modified in September 2002, and in parallel, a Purchase Agreement, which includes an Amended and Restated Put Agreement, was executed. Under the terms of the Purchase Agreement, AES Gener agreed to pay US$ 20 million in 2002 and will continue to make quarterly payments which depend on the timing of the potential sale of Itabo. If Itabo is sold prior to March 31, 2003, the Company must make a prepayment of US$ 25 million and quarterly amortization payments of US$ 5.1 million until June 2004, and if Itabo is sold after March 31, 2003, the Company must prepay the same amount but the quarterly amortization payments will be adjusted, taking into consideration that the final amortization will be made in June 2004. If Itabo is not sold prior to maturity of the loan, the company must make quarterly amortizations of $7.9 million until September 2004. Additionally, under the terms of the contract, AES Gener agreed not to enter into a transaction similar to that contemplated by the Purchase Agreement and not to make dividend payments in excess of the minimum amount required under Chilean law. The Purchase Agreement also contains provisions allowing Bank of America to exercise its put right in the event of default by the Company, which may be caused by the Company, Norgener or Eléctrica Santiago’s failure to pay material indebtedness, defined as indebtedness of, or guaranteed by, the Company equal to or in excess of US$ 15 million in aggregate or, in the case of Norgener and Eléctrica Santiago, indebtedness equal to or in excess of US$ 10 million, among other events. Further, the Purchase Agreement also includes specific financial covenants and certain negative covenants restricting dividend payments and other note purchases.

•	ABN Amro Put Option in connection with the credit granted to our subsidiary Energy Trade for an amount of US$ 40 million. Under the agreement, ABN Amro may exercise at its sole discretion its option to receive early payment during July 2002. In a letter dated June 7, 2002, ABN Amro required the early payment of all outstanding debt. On July 31, 2002, the Company reached an agreement with the bank which eliminated the put option and modified the original payment schedule. Upon execution of this amendment, we made a payment of US$ 16 million while the balance will be paid in six quarterly installments of US$ 4 million each. The amendment also requires pari passu prepayment of the loan in the event that proceeds are received from potential assets sales, particularly Itabo, and contains provisions allowing for acceleration in the event that Energy Trade, the Company or a subsidiary fails to pay material debt, defined as debt in excess of US$ 10 million in the aggregate, any material debt becomes due prior to its scheduled maturity, or Bank of America exercises its put option, among other events. For the benefit of ABN Amro, Inversiones Cachagua Ltda. agreed that while the loan facility remains outstanding, it will vote its 98.65% ownership in AES Gener to limit dividends to the minimum required by Chilean law and will reinject any amount it receives as dividends as a capital contribution in AES Gener. Further, the agreement includes certain negative covenants and specific financial covenants.

•	As part of the financing obtained by our wholly-owned subsidiary Energía Verde S.A. in November 2001, we pledged all our shares in that subsidiary in favor of Banco Crédito e Inversiones and Scotia Bank Sudamericano.

•	As part of the financing obtained by our wholly-owned subsidiaries TermoAndes and InterAndes in September 1998, we pledged all our shares in these subsidiaries in favor of Banco Francés Uruguay S.A.

•	As part of the debt restructuring of our wholly-owned subsidiary Chivor completed in August 2002, AES Gener is a guarantor of Energy Trade’s obligations under the Support Agreement pursuant to which Energy Trade agreed to irrevocably and unconditionally provide funds to Chivor for payment of outstanding debt under the Credit Agreement, up to a maximum amount of US $50 million, if the outstanding amount of debt exceeds US$ 290 million and US$ 225 million, on March 31, 2004 and March 31, 2005, respectively.

None of our subsidiaries have guaranteed AES Gener’s debt.

Below is a brief description of the principal restrictions and contingencies related to AES Gener’s outstanding bonds as of December 31, 2001.

•	The indenture governing the convertible bonds issued in Chile and the U.S. restricts the incurrence of debt by the Company in excess of the amount approved at the annual shareholders’ meeting. Further, AES Gener and its subsidiaries may not issue, assume or guarantee debt secured by mortgages which, together with the aggregate outstanding principal amount of all other debt of the Company and its subsidiaries, exceeds 10% of total net consolidated assets. Nonetheless, the Company and its subsidiaries may incur indebtedness secured by a mortgage upon property or assets as long as such indebtedness shall be secured equally and ratably with these securities. The bond holders may require immediate payment if an event of default occurs, including failure by the Company or its subsidiaries to pay any indebtedness in an aggregate principal amount exceeding 1.5% of total consolidated assets.

•	Under the terms of the indenture for the Yankee bonds which is due in 2006, AES Gener and its subsidiaries may not issue, assume or guarantee debt secured by mortgages which, together with the aggregate outstanding principal amount of all other debt of the Company and its subsidiaries, exceeds 10% of consolidated net tangible assets. The provisions of the indenture governing this issue also allow for the holders to require immediate payment if an event of default occurs, including default in the payment of the note obligations as well as default by the Company or any subsidiary of any indebtedness with an aggregate principal amount exceeding US$ 15 million.

Other contingencies different from those related to financings are contained in Note 25 to our Financial Statements also included in this document.

Financial Covenants.    Under the terms of our publicly-issued bonds and credit agreements, certain financial covenants apply to AES Gener. The following shows these obligations for these agreements and our actual performance at December 31, 2001:

	Covenant	Ratio, percentage or amount at December 31, 2001
1.	The ratio of our consolidated debt to equity (including minority interest) may not exceed 1.5 to 1(1)	1.656 to 1

2.	Unpledged assets must equal at least 110% of unsecured liabilities on a consolidated basis	144%

3.	The ratio of our consolidated debt to equity (including minority interest) may not exceed 1.75 to 1(2)	1.60 to 1

4.	The indebtedness of any “principal subsidiary” may not exceed 15% of total assets	There is no “principal subsidiary” exceeding 15% of total assets

(1)	On April 10, 2001 a Local Bondholders Meeting was called in order to amend the Local Bonds Issuance Agreement. On April 25, 2001, a Bondholders Meeting was held during which an early payment provision was added to this Agreement. On January 3, 2002 this issuance was completely paid.
(2)	AES Gener is bound by this covenant by virtue of its guarantee of the obligations of Energy Trade to Royal Bank of Canada and ABN Amro.

Long-term liabilities were Ch$770.261 million as of December 31, 2001 compared to Ch$807.843 million as of December 31, 1999. The decrease in long-term liabilities resulted principally from the deconsolidation of Central Puerto and Puerto Ventanas, which both contributed in 2000 with $121.056 million pesos in long term debt.

Additionally, financial covenants are included in two other agreements executed in 2002. The Purchase Agreement between AES Gener and Bank of America, which modified the put option for the TermoAndes and InterAndes notes, includes the following financial covenants: 1) minimum interest coverage ratio of 1.8:1, 2) maximum leverage ratio of 1.65:1, and 3) maximum total debt to EBITDA ratio of 7.8:1. The amendment to the put agreement between Energy Trade and ABN Amro includes financial covenants which require the following: 1) minimum interest coverage ratio of 2.4:1, 2) maximum leverage ratio of 1.7:1, and 3) maximum total debt to EBITDA ratio of 8.5:1. The company is in full compliance with these covenants based on its most recent financial statements as of September 30, 2002.

Rating Trigger Clauses.    Under the terms of some credit arrangements, certain rating trigger clauses are applicable to AES Gener and may affect the liquidity of the Company:

•	Bank of America TermoAndes-InterAndes Put Agreement (US$ 82 million): The put right may be exercised prior to October 31, 2002 if “two or more of S&P, Moody’s and Fitch assign a rating lower than “investment grade” for AES Gener’s senior unsecured long-term foreign currency-denominated debt. As discussed previously, this agreement was modified in September 2002 and the rating trigger provision was removed.

•	ABN Amro loan agreement (US$ 40 million): The amended agreement executed in July 2002 establishes a range for the spread applied to calculate the interest rate which is based on the worst rating that the company is assigned by Fitch, Moody’s or S&P for the guarantor’s (AES Gener’s) senior unsecured long-term debt without credit enhancement.

•	Guarantee by AES Gener in favor of TransCanada Pipelines: As a part of the agreement by which AES Gener purchased a 15% interest in Eléctrica Santiago, TransCanada Pipelines may demand that AES Gener provide a letter of credit in support of guaranteed obligations (US$10 million outstanding as of May 2002) if AES Gener’s credit rating established from time to time by S&P falls below “BBB-” or if such rating is put on credit watch with negative implications. On July 4, 2002 our rating was reduced to BB by S&P. On August 16, 2002, the Company signed an agreement with Nova Holdings Ltd. (Cayman) which included making an advance payment of US$ 5 million which was originally scheduled to be paid in October 2002. The remaining amount of debt of US$ 5 million will be paid in seven monthly installments of US$ 0.7 million beginning October 1, 2002, with the last payment to be made on April 1, 2003. The agreement stipulates that if at any time prior to final payment, AES Gener’ s credit rating by S&P falls below “B+,” Nova Holdings Ltd. (Cayman) may demand full payment of the outstanding balance.

•	Under the transportation contract between TermoAndes and TGN, if AES Gener’s credit rating established from time to time by S&P, Moody’s or any other international credit agency falls below investment grade, AES Gener has to guarantee the obligations of TermoAndes pursuant to such contract.

•	The company’s affiliate Eléctrica Santiago has gas transportation agreements in place with GasAndes Chile and GasAndes Argentina to transport natural gas from Argentina to its combined cycle facility in Santiago. Similarly, AES Gener entered into contracts with GasAndes Chile and GasAndes Argentina for a future combined cycle project. These contracts require that Eléctrica Santiago or AES Gener, as the case may be, maintain an investment grade rating, international or national, with two rating agencies approved by the Chilean Central Bank, or provide a performance guarantee or letter of credit. As of October 31, 2002, AES Gener failed to meet the investment grade rating requirement under the contracts and is in the process of negotiating this issue with GasAndes Chile and GasAndes Argentina. As of December 10, 2002, Eléctrica Santiago satisfied the national investment grade requirement as defined under the contracts.

•	The company’s affiliate Eléctrica Santiago has a gas transportation agreement in place with TGN. This contract requires that Eléctrica Santiago maintain an investment grade rating, international or national, as defined in the contract, or provide a performance guarantee or letter of credit. As of December 10, 2002, Eléctrica Santiago satisfied the investment grade requirement as defined under the contract.

As of December 10, 2002, the credit rating level assigned to AES Gener’s unsecured long term debt is BB by Standard & Poor’s, BBB- by Fitch Ibca, and Ba2 by Moody’s.

Off-Balance Sheet Arrangements:

Power Purchase Agreement between TermoAndes and AES Gener

In January 1997, the Company entered into a contract with TermoAndes, which was modified on June 26, 1998, pursuant to which AES Gener purchases 100% of TermoAndes’ electric capacity and energy (the Power Purchase Agreement (“PPA”)). The contract provides for a minimum monthly payment in amounts sufficient to cover, among other things, the payment of interest and amortization of the US$ 257 million notes issued by TermoAndes and InterAndes, and its fixed and variable costs. The payment of the notes is guaranteed by all of TermoAndes’ and InterAndes’ assets. Furthermore, TermoAndes has collaterally assigned its interest under the PPA to the bank arranging the issuance of the notes. (Deutsche Bank A.G. New York). AES Gener has consented to such assignment and has assumed certain other obligations related to the PPA in favor of the bank arranger and noteholders.

Take or Pay natural gas supply contract between TermoAndes and YPF, Tecpetrol, Ledesma, CGC and Mobil

In January 1999, TermoAndes entered into a 12-year gas supply agreement with YPF, Tecpetrol, Ledesma, CGC and Mobil. The contracted base capacity is an average of 2,375 Dm3/day, and the contract establishes an 80% take or pay obligation. TermoAndes is able to recover the paid but not consumed gas during the contract term and for two years after the termination date. However, the take or pay contract may be suspended up to 35 days per year during the maintenance operations of TermoAndes.

Take or pay gas transportation contract between TermoAndes and Transportadora del Gas del Norte

In January 1998, TermoAndes entered into a 17-year gas transportation contract (irrevocable firm offer) with TGN which includes a 5-year extension. The daily contracted volume is 2,800,000 m3 as of January 1999. The base price is the “Enargas tariff” plus an additional US$ 0.033383 per m3 for firm capacity reserved.

Take or Pay natural gas supply contract between Eléctrica Santiago and Consorcio Sierra Chata

In 1997, Eléctrica Santiago entered into a 16-year gas supply agreement with Consorcio Sierra Chata (Mobil Exp. & Dev. Inc-Argentine Branch, Total Austral S.A., Atalaya Energy S.A., Canadian Hunter Argentina S.A. and Petrolera Santa Fe. S.A.). The base contracted capacity is 1,740 Dm3/day, and the contract establishes an average annual take or pay obligation of 75%, with a recovery period of three years for the gas not consumed, which also can be sold to other consumers in Chile or Argentina.

Take or pay gas transportation contract between Eléctrica Santiago and GasAndes Chile and GasAndes Argentina.

In 1997, Eléctrica Santiago, entered into two 25-year firm gas transportation contracts with GasAndes Chile and GasAndes Argentina, respectively. The daily contracted volume under each contract is 1,740 Dm3 with 100% take or pay obligation.

Take or pay gas transportation contract between Eléctrica Santiago and Transportadora del Gas Del Norte

In 1997, Eléctrica Santiago, entered into a 25-year firm gas transportation contract with Transportadora del Gas del Norte. The daily contracted volume is 1,740 Dm3 with 100% of take or pay obligation.

Take or pay gas transportation contract between AES Gener and GasAndes Chile and GasAndes Argentina.

AES Gener entered into two 25 year firm gas transportation contracts (from 2003 until 2028) with GasAndes Chile and GasAndes Argentina. The maximum daily contracted volume is 600 Dm3 with 100% take or pay obligation.

U.S. GAAP Reconciliation

The principal differences between Chilean and U.S. GAAP as they affected AES Gener’s reported results in 1999, 2000 and 2001 are:

•	reversal under U.S. GAAP of the technical revaluation of property, plant and equipment under Chilean GAAP, and the related impact on accumulated depreciation and depreciation expense;

•	adjustments to investments in related companies;

•	adjustments under U.S. GAAP for deferred taxes;

•	charges to income of subsidiary start-up deficit;

•	pension plan and post-retirement plan;

•	the capitalization of financing costs for construction of new fixed assets;

•	the recognition of gain on the sale of certain investments;

•	investments accounted for at equity method under Chilean GAAP that under U.S. GAAP would be recorded at cost;

•	accounting for certain intangible assets;

•	accounting for share purchase rights;

•	recognition of impairment losses for long-lived assets;

•	reversal under U.S. GAAP of a contingency gain;

•	accounting for penalties received from contractors;

•	accounting for an interest rate swap:

•	accounting for forward exchange contracts;

•	correction of an error in the calculation of 1999 depreciation of fixed assets;

•	classification of accounts receivable from majority shareholder; and

•	accounting for goodwill and negative goodwill which under Chilean GAAP are determined by comparing the cost of an equity investment with the amount of underlying equity in the carrying value of the investment’s net assets, instead of the fair value of such net assets as is required by U.S. GAAP. In addition, periods of amortization used for Chilean GAAP differ from those that would be used for U.S. GAAP;

The U.S. GAAP reconciliation items had a positive effect on net income reported under U.S. GAAP in 2001, primarily due to accounting differences in adjustments for deferred taxes corresponding to the subsidiaries that were sold in 2001 and the accounting for penalties received from contractors in 2000 of a subsidiary sold in 2001. The U.S. GAAP reconciliation items had a negative effect on shareholder’s equity reported in U.S. GAAP in 2001 mainly due to the reversal of a technical revaluation of property, plant and equipment made in prior years, the accounting differences regarding deferred taxes, the recognition of impairment losses in long-lived assets, which are partially offset by the capitalization of financing costs in construction-in-progress and the reclassification of an account receivable from the main shareholder.

The U.S. GAAP reconciliation items had a negative effect on net income reported under U.S. GAAP in 2000, primarily due to accounting for penalties received from contractors and the accrual for losses to be incurred in the sales of Argentine investments, which were in part compensated by the positive effect of accounting differences regarding deferred taxes. This resulted in a negative effect on shareholders’ equity as reported under U.S. GAAP in 2000. Other U.S. GAAP adjustments that had a negative effect on shareholders’ equity as reported under U.S. GAAP in 2000 are the reversal of a technical revaluation of property, plant and equipment made in prior years and the accounting differences regarding deferred taxes, which are in part compensated by the capitalization of financing costs in construction-in-progress.

The following table shows the difference between net income and shareholders´ equity determined on a Chilean GAAP and U.S. GAAP basis for 1999, 2000 and 2001 in millions of Chilean pesos:

	1999				2000				2001
	Chilean GAAP		U.S. GAAP		Chilean GAAP		U.S. GAAP		Chilean GAAP		U.S. GAAP
Net income	Ch$	6,933	Ch$	1,530	Ch$	2,275	Ch$	(25,443)	Ch$	(5,027)	Ch$	12,097
Shareholders equity	Ch$	857,472	Ch$	803,517	Ch$	860,216	Ch$	780,213	Ch$	716,074	Ch$	482,359

See Note 36 to our audited consolidated financial statements for a description and quantification of the principal differences between Chilean GAAP and U.S. GAAP.

Restatement of Reconciliation to U.S. GAAP

The Company restated the results in U.S. GAAP for the years 2000 and 1999 to correct certain errors identified in our December 31, 2000 and 1999 financial statements. These errors included the following:

1)	Participation in equity method investments: We have a 50% interest in Empresa Eléctrica Guacolda S.A. (“Guacolda”). This investment is accounted for using the equity method, both under Chilean GAAP and U.S. GAAP.However, the net income of Guacolda needs to be adjusted to U.S. GAAP, in order to reconcile the net earnings recorded in the Chilean GAAP financial statements to U.S. GAAP. During the years ended December 31, 2000 and 1999, Guacolda inadvertently omitted a reconciling item related to deferred taxes, which was necessary to reconcile Guacolda’s financial statements to U.S. GAAP.

2)	Difference between equity and cost method of accounting for investments: We had a 10% investment in Metrogas S.A. (“Metrogas”), which under Chilean GAAP was accounted for under the equity method, but under U.S. GAAP was accounted for as a cost basis investment. In 2000, we sold our investment in Metrogas, but did not reverse the adjustment that had been made in prior years to reflect this investment at cost under U.S. GAAP.

3)	Amortization of intangible assets: Under Chilean GAAP, our balance sheet includes net intangible assets relating to the revaluation of certain assets transferred from our predecessor, Compañía Chilena de Distribución Eléctrica S.A., at the time of our formation. Under U.S. GAAP, such intangible assets would not have been recorded, because the assets transferred from our predecessor would have been recorded in the amount of the predecessor’s basis in such assets. Accordingly, we must reverse for U.S. GAAP purposes the amortization of this intangible asset recorded in the Chilean GAAP financial statements. However, in 2000 we made a clerical error, and reversed an amount in excess of the amortization of this intangible asset.

4)	Minority interest: The effect of U.S. GAAP adjustments on the minority interests in the net income of certain of our subsidiaries was erroneously determined in 1999 and 2000.

5)	Depreciation of fixed assets: During 2001, a mathematical error was discovered relating to the calculation of fixed assets depreciation in the Company’s Colombian subsidiary Chivor relating to the years ended December 31, 1997, 1998 and 1999.

The effect of the restatement referred to above is as follows:

	Year ended December 31,
	1999	2000
	ThCh$	ThCh$
U.S. GAAP net loss as previously reported	(3,050,482)	(26,228,042)

Differences due to:
Participation in equity method investments		(1,851,950)
Difference between equity and cost method of accounting for investments		894,218
Amortization of intangible assets		(899,854)
Adjustment to 1999 depreciation of fixed assets	(1,447,803)
Minority interest	6,028,036	2,642,417

U.S. GAAP net income (loss) as adjusted	1,529,751	(25,443,211)

Earnings (loss) per share under U.S. GAAP as previously reported (in Chilean pesos)	(0.542)	(4.657)
Earnings (loss) per share under U.S. GAAP restated (in Chilean pesos)	0.260	(4,518)
Diluted earnings per share under U.S. GAAP restated (in Chilean pesos)	1,907

U.S. GAAP shareholders’ equity as previously reported	800,049,334	775,960,045

Differences due to:
Participation in equity method investments		(1,851,950)
Difference between equity and cost method of accounting for investments		894,218
Adjustment to 1999 depreciation of fixed assets	(1,447,803)
Adjustment to prior years depreciation of fixed assets	(1,112,259)	(2,560,062)
Amortization of intangibles assets		(899,854)
Minority interest	6,028,036	8,670,453

U.S. GAAP shareholders’ equity adjusted	803,517,308	780,212,850

Effects of Change in Accounting Policy and Presentation

In year 2001, there were no changes in accounting principles; however, the following changes were made in the year 2000.

1.    Income Taxes

Starting January 1, 2000, we recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, and with circular No. 1466 issued on January 27, 2000 by the Superintendency of Securities and Insurance (“SVS”), recognizing using the liability method, the deferred tax effects of all temporary differences between the financial and tax values of assets and liabilities and for loss carry forwards and for any other temporary differences that may arise. As a transitional provision, a counter asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such counter asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

The adoption of the rules quoted above led to the recognition of “complementary accounts” as at January 1, 2001. These accounts relate to the deferred tax differences, which had not previously been recognized. The asset at January 1, 2001 was Ch$9,062 million and the long-term liability was Ch$56,047 million. The long-term asset complementary account will be amortized at the average reversal time of 40 years. The amortization period of the deferred tax liability relating to tax losses will be amortized upon the use of such losses.

The effect of this accounting change in the year 2000 represented a net credit to income amounting to Ch$3,505 million.

2.    Amortization of Seismic Database

As from January 1, 2000, OilGener changed the method of amortization of the seismic database. In 1999, it had calculated the amortization according to the amount of use during the year. Beginning January 1, 2000 AES Gener began amortizing the Seismic Database on a straight-line basis over its estimated useful life of 15 years. As a result of this change in accounting policy, there was an extra charge to income amounting to Ch$304 million which was included within “Other non-operating expenses” in year 2000.

Critical Accounting Policies

The discussion and analysis of our results of operations and financial are based on our consolidated financial statements, which are prepared in accordance with the Chilean GAAP principles as described in Note 1 to the audited consolidated financial statements included elsewhere in this report. Some of the accounting methods and policies used in preparing these statements are based on difficult, complex or subjective judgments by management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the related circumstances. The actual value of our assets, liabilities and shareholders’ equity, and of our earnings, could differ from the value derived based on these judgments if there were a change in the estimates and assumptions relied upon.

We believe that the accounting methods and policies listed below are those most likely to be affected by these estimates and assessments:

1.-	Allowance for doubtful accounts: AES Gener determines this allowance based on of an individual analysis of each client and its capacity payment.

2.-	Goodwill and Negative Goodwill: According to Chilean Superintendency rule number 1.358 of December 1997, the excess of cost of an acquired enterprise over the net book value of the assets acquired and liabilities assumed (goodwill) or the excess of this net book value over the cost of the acquired enterprise (negative goodwill) are amortized over 20 years.

3.-	Intangibles: AES Gener has classified certain assets as intangible due to their nature and characteristics. These assets have resulted principally from the asset revaluation at the time of the division of the Company’s predecessor into three independent companies in 1981, one of which was AES Gener S.A. This intangible asset, representing the price-level restated excess of the market value over the book value of the assets that were transferred to AES Gener S.A. is being amortized over a period of 30 years, beginning on January 1, 1982. The dividend and voting rights in Compañía Chilena de Navegación Interoceánica S.A. are amortized since September 1993, over the 15-year period during which the Company is entitled to such rights. These voting rights were executed in April, 2001.

4.-

Deferred income taxes:  Starting January 1, 2000. we recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, and with circular No. 1466 issued on January 27, 2000 by the SVS, recognizing, using the liability method, the deferred tax effects of all temporary differences between the financial and tax values of assets and liabilities and for loss carry forwards and for any other temporary differences that may arise. As a transitional provision, a counter asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such counter asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates. At December 31, 1999, deferred income taxes were recognized on certain temporary differences between financial reporting and the tax basis of assets and liabilities. Deferred tax liabilities in 1999, primarily related to the temporary differences resulting from the use of a more accelerated method of depreciation of property, plant and equipment for tax purposes than for financial reporting purposes.

5.-	Revenue recognition:Revenues from the sales of electricity are recorded based on output delivery and capacity provided at rates as specified under contract terms or at prevailing spot market prices. Operating income includes uninvoiced income from energy supplied but not billed at each period-end, which has been valued at contracted rates existing at each respective period-end. These amounts are included in current assets, as trade accounts receivable. The related cost of this energy has been included in operating costs. We recognized revenues from sales of inventory such as coal and gas upon shipment and revenues from shipping and engineering services upon performance of such services.

6.-	Under U.S. GAAP, recognition of a loss from an analysis of the Impairment of Long- Lived Assets: In accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, (until December 31, 2000) and SFSA 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (since January 2001), AES Gener evaluates the carrying amount of property, plant and equipment and intangibles, including goodwill, in relation to the operating performance and future undiscounted cash flows of the underlying assets. These standards require that an impairment loss be recognized in the event that facts and circumstances indicate that the carrying amount of an asset may not be fully recoverable, when compared to the estimated future undiscounted cash flows.

New Accounting Standards

In June 2001, the U.S. Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (“SFAS”) N°141, “Business Combinations” and SFAS N°142,”Goodwill and Other Intangible Assets”. SFAS N°141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. Under SFAS N° 142 i) goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise, and ii) intangible assets with indefinitive lives will not be amortized. SFAS N°142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 may no longer be amortized. AES Gener adopted SFAS N° 142 on January 1, 2002 and has not yet determined the impact that this will have on goodwill and indefinite lived intangible assets or whether a cumulative effect adjustment will be required.

In June 2001 the U.S. Financial Accounting Standards Board issued Statement of Financial Accounting Standard SFAS N°143, “Accounting for Asset Retirement Obligations”, which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimated of fair value can be made. SFAS N°143 is effective for fiscal years beginning after June 15, 2002. AES Gener has not yet determined the impact that adoption of SFAS N°143 will have on its results of operations, its financial position and its cash flows.

In August 2001, the U.S. Financial Accounting Standards Board issued Statement of Financial Accounting Standards N°144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS N°121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. AES Gener adopted SFAS 144 as of January 1, 2001, and the impact of this adoption is included on its results of operations, financial position and cash flows.

In April 2002 the Financial Accounting Standards Board (FASB) issued Statement No. 145 (SFAS 145), Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This Statement updates, clarifies and simplifies existing accounting pronouncements. SFAS 145 shall be applied in fiscal years beginning after May 15, 2002. AES Gener has not yet determined the impact that adoption of this statement will have on its results of operations, its financial position and its cash flows.

In June 2002 the U.S. Financial Accounting Standards Board issued Statement N°146 (SFAS 146), “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred and indicates that an entity’s commitment to an exit plan does not by itself create a present obligation to others that meets the definition of a liability. This statement nullifies Emerging Issue Task Force (EITF) Issue N°94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)”. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. AES Gener has not yet determined the impact that adoption of this statement will have on its results of operations, its financial position and its cash flows.

In October, 2002 the U.S. Financial Accounting Standards Board (FASB) issued Statement N°147 (SFAS 147), Acquisitions of Certain Financial Institutions which removes acquisitions of financial institutions from the SFAS 72 “Accounting for Certain Acquisitions of Banking or Thrift Institutions” and Interpretation N°9, Applying APB Opinions N°16 and 17 “When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method” and requires that those transactions be accounted for in accordance with SFAS N°141, “Business Combinations”, and SFAS N°142, “Goodwill and Other Intangible Assets”. SFAS 147 is effective on October 1, 2002 and early application encouraged. AES Gener determined that the adoption of SFAS N°147 will have no impact on its results of operations, its financial position and its cash flows.

In December 2002, the U.S. Financial Accounting Standards Board (FASB) issued Statement N° 148, Accounting for Stock-Based Compensation – Transition and Disclosures, which amends FASB Statement N° 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosures requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS N° 148 is effective for fiscal years ending after December 15, 2002, with early application encouraged. AES Gener determined that the adoption of SFAS N° 148 will not have any significant impact on its results of operations, its financial position and its cash flows.

For additional information about New accounting Standards, please see Note 36.II. of our financial statements also included in this document.

C.    Research and Development, Patents and Licenses.

During the years 1999, 2000 and 2001, our company has not had any material research or development expenses.

D.    Trend Information.

As described under “Item 4. Information on the Company-Business Overview” and “Item 5. Operating and Financial Review and Prospects-Operating Results” the most significant trends affecting the Company´s results of operations currently are the prices of the energy and capacity in those countries where the company sells it products and the dependency on weather conditions in the different countries in which we operate.

Forward Looking Statements

This annual report contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this annual report and include statements regarding our intent, belief or current expectations, including with respect to:

•	AES Gener and its related companies’ asset growth and financing plans;

•	trends affecting AES Gener and its related companies’ financial condition or results of operations;

•	the future impact of competition and regulation; and

•	political and economic conditions in the countries in which we or our related companies operate or may operate in the future.

These forward looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward looking statements included in this annual report, depending upon a number of factors, including:

•	AES Gener and its related companies’ ability to implement our investment programs, including our ability to arrange financing where required;

•	our ability to successfully expand into new products and markets;

•	the nature and extent of future competition in our and our related companies’ principal markets; and

•	political, economic, regulatory and demographic developments in Chile, Colombia, Argentina, the Dominican Republic and other countries where we and our related companies currently do business or may do business in the future.

Item 6     Directors, Senior Management and Employees

A.    Directors and Senior Management

We are managed by our board of directors, which in accordance with our by-laws is comprised of seven regular directors and seven alternate directors who are elected at an annual regular shareholders’ meeting. The entire board of directors is elected every three years. The current board of directors was elected in April 2002. If a vacancy occurs, the board of directors will elect a temporary director to fill the vacancy until the next regularly scheduled meeting of shareholders, at which time the entire board of directors will be elected or re-elected. Regularly scheduled meetings of the board of directors are held once a month, while extraordinary meetings are convened when called by the chairman, requested by any other director with the assent of the chairman, or requested by a majority of the directors.

The table below sets forth, as of December 31, 2001, our regular directors, their names and ages, their position with our company, the dates of their initial appointment as directors, the expiration dates of their terms and their principal occupation or employment. There is no family relationship between any of the persons listed in this chart.

Name (age)	Position	Current Position held since	Term expires	Principal occupation or Employments
Robert Morgan (36)(1)	Chairman	2002	2005	President of AES Gener
Jeffery Safford (42)	Director	2002	2005	Director of AES Gener
Stuart Ryan (45)(2)	Director	2002	2005	Executive Vice-president of AES Corporation
Joseph Brandt (36)(3)	Director	2001	2005	Chairman of AES Andes
Victor Hugo Galleguillo (30)(4)	Director	2001	2005	Chief Financial Officer of AES Andes
Daniel Yarur Elsaca (46)	Director	2001	2005	Director of BCI and Invertec
René Cortázar (50)	Director	2001	2005	Director of ICARE

(1)	Resigned as President in October 2002 but remains as director.
(2)	Resigned as director in August 2002 and was replaced by Mark Fitzpatrick.
(3)	Designated President in October 2002.
(4)	Resigned as director in October 2002 and was replaced by Javier Giorgio.

Robert Morgan, Jeffery Safford, Stuart Ryan, Joseph Brandt and Victor Hugo Galleguillo are officers or employees of AES Corporation. The remaining directors are not affiliated with the Company or AES Corporation.

Robert Morgan    Mr. Morgan has been with AES since 1989, beginning in corporate planning. He has been responsible for business development efforts in the U.S., Canada and Kazakhstan, starting AES’ business in the former Soviet Union. Mr. Morgan spent two years in AES New Energy, leading the Western Region and the Information Services group for the period 2000-2001. Mr. Morgan graduated from Stanford University in 1988 with a M.S. Degree in Engineering Economic Systems and a B.A. Degree in economics.

Jeffery Safford    Until 2002, Mr. Safford was Vice President and Chief Financial Officer of AES Americas. From April 1994 until September 1998, he served as the Vice President, Chief Financial Officer and Secretary of the AES China Generating Co., Ltd. He was Director of Finance and Administration of AES from 1988 to April 1994. He graduated from Pennsylvania State University with a degree in accounting and is a Certified Public Accountant.

Stuart Ryan    Mr. Ryan was appointed Executive Vice President of AES Corporation in February 2000. From 1998 and February 2000 was Senior Vice President . Between 1994 and 1998, Mr. Ryan lead the AES Transpower group responsible for AES’s activities in Asia (excluding China). From 1994 through 1997, he also served as Vice President of AES. Currently, he is responsible for AES business in North America He is also on the Board of Directors of C.A. La Electricidad de Caracas.

Joseph Brandt    Mr. Brandt is Vice President and Chief Restructuring Officer of the AES Corporation. Prior to assuming these positions, Mr. Brandt was Associate General Counsel for the AES Corporation from 1999-2000. Between 2000-2002 he led a number of significant business development projects for the company in various regions of the world. In 2002 he was appointed President and Group Manager for AES Andes, which is responsible for AES’s investments in Argentina. He received his undergraduate degree at George Mason University where he was awarded a Fulbright scholarship to study in Finland. Upon completion of his studies abroad, Mr. Brandt earned masters degrees at each of the University of Virginia and the University of California at Berkeley. Mr. Brandt subsequently earned a law degree at Georgetown University.

Víctor Hugo Galleguillo    Mr. Galleguillo received his degree in Accounting from the University of Buenos Aires. He has been with the AES Corporation since 1998.

Daniel Yarur    Mr. Yarur received his degree in Information Engineering and Accounting from the University of Chile. He also received his AMP from Harvard University and his Masters of Science in Finance from The London School of Economics, Mr. Yarur was the former Superintendente de Valores y Seguros (Superintendent of Securities and Insurance) from March 1994 to March 2000.

René Cortázar    Mr. Cortázar received his degree in Commercial Engineering from Pontifical Catholic University of Chile. He received his Ph.D. in Economics from The Massachusetts Institute of Technology. Mr. Cortázar was the Chilean Labor Minister between 1990 and 1994 and the General Manager of Televisión Nacional de Chile until 2000. He is a director of the Empresa Nacional de Telecomunicaciones S.A.

Executive Officers

Our executive officers are appointed by the board of directors and hold office at the board’s discretion. There is no family relationship between any of the persons listed in this chart.

As of December 31, 2001, these were our executive officers:

Name (age)	Position	Current Position held since	Number of Years with AES Gener
Andrés Gluski (44)(1)	Executive President	2001	1
Felipe Cerón (41)	Chief Executive Officer	2001	2
Rodrigo Villa (39)(2)	Chief Financial Officer	2001	4
Francisco Castro (33)	Chief Financial Officer	2002	8
Humberto Soto (43)(3)	Cordillera Unit Manager	2001	14
Juan Carlos Olmedo (40)	Cordillera Unit Manager	2002	14
Osvaldo Martínez (47)	Costa Unit Manager	2001	16
Héctor Rojas (54)	Santiago Unit Manager	2001	30
María Francisca Cea (35)	General Counsel	2001	4
Kim Anderson (34)	Human Resources Manager	2001	8
María Teresa Bravo (34)	Communications Manager	2001	8

(1)	Executive President until April 2002.
(2)	Chief Financial Officer until February 2002.
(3)	Cordillera Unit Manager until July 2002.

The following biographies provide certain information about our executive officers.

Andrés Gluski received an undergraduate degree (magna cum laude) in Economics from Wake Forest University in 1979. He earned a Masters and Ph.D. in Economics and International Finance from the University of Virginia in 1989. Before assuming as CEO and then as Executive President of AES Gener, he was Executive Vice President of Shared Services at Grupo EDC for C.A. La Electricidad de Caracas and Corporación EDC. He has also served as Executive Vice President of Banco de Venezuela, Grupo Santander; Executive Vice President of Finance at the national telephone company, CANTV; Economist at the International Monetary Fund; Director General of Public Finance at the Venezuelan Ministry of Finance and Principal Director of the Venezuelan Investment Fund. He has been with the AES Corporation since 1998.

Felipe Cerón has been our Chief Executive Officer since August 2001. Prior to this appointment, Mr. Cerón served as Chief Chilean Power Officer from 1999 to 2001, Chief Executive Officer of Santiago’s International Airport 1998-1999, Chief Executive Officer of Central Puerto (Argentina) from 1995 to 1998, and Chief Executive Officer of Guacolda from 1993 to 1995. Mr. Cerón received a degree in Civil Industrial Engineering from the Pontifical Catholic University of Chile and a MSc in Accounting and Finance from the London School of Economics.

Rodrigo Villa was our Chief Financial Officer since April 2001 until February 2002 after serving as Financial Manager since 1997. Mr. Villa is a Commercial Engineer with a degree from the University of Chile. He earned a Master in Economics from the University of California.

Francisco Castro received a degree in Civil Industrial Engineering from the Pontifical Catholic University of Chile and joined the company in 1994. Since February 2002, he has acted as our Chief Financial Officer.

Humberto Soto is an Electric Civil Engineering graduated from Universidad de Chile (1983). Since January 2001 he has been working as Cordillera Unit Director and before that he was Managing Director of Centrogener (1998). He also acted as Manager of Research and Development (1997), Corporate Commercial Manager (1994) and Commercial Sub-Manager of the related company Central Puerto S.A. in Argentina (1992). Also, he was Managing Director of the subsidiary Norgener S.A. between 1999 and 2001.

Juan Carlos Olmedo is a Civil Industrial Engineering from the Pontifical Catholic University of Chile and joined the company in 1988. Since July, 2002, he has acted as the Cordillera Unit Director. He was previously, the Commercial Manager of the operations division from 1994 to 2001. During 2001 until July 2002, he was the Commercial Manager in the Cordillera Unit. He earned his MBA from the Adolfo Ibañez University.

Osvaldo Martínez is an Auditor Accountant graduated from Universidad de Santiago (1980). Before joining the company, he worked at Deloitte, Haskins and Sells—an auditing company—for six years. He joined the company in April 1985 Between May 1991 and September 1996, he was the Manager of Finance and Administration at Puerto Ventanas S.A. and he held the same post at Centrogener, (management unit) from October 1996. Since 2001 he has been Costa Unit Manager.

Hector Rojas is a Mechanical Engineering graduated from Universidad de Chile and he joined the company in 1972. From December, 1980 to April, 1981 he was Chief of the Technical Office of Thermo-electrical Plants and then Chief of the Fuel Division. From October, 1985 to October, 1987 he worked in the Alfalfal Project Management, until he started working as Chief of the Construction Division. On January, 1990 he became Chief of the Equipment and Lines Division. From May, 1992 he began performing as the Sub-Manager of the Guacolda Project and on October, 1995 he was named Manager of Sociedad Eléctrica Santiago S.A., a subsidiary of AES Gener. Since February 2001 he has been working as Santiago Unit Manager.

María Francisca Cea is a Lawyer graduated from the Pontificia Universidad Católica de Chile. She joined the company in 1998 as Lawyer of the Legal Corporate Management. Since July 2001, she has acted as AES Gener ‘s General Counsel.

Kim Anderson is an Industrial Engineering graduated from Universidad Técnica Federico Santa María. She joined the company in 1994 and has worked in the Management Control Department, Ports and Shipping Division and as Chief of the Personnel Services Department in the Corporate Management of Human Resources and Communications. From November, 2001 she has held the post of Human Resources Manager.

María Teresa Bravo is a journalist who graduated from the Pontificia Universidad Católica de Chile. She joined the company on January 10, 1994 and she worked in the Labor Relations Department. In 1999, she began working as Journalist of the Communications Division at the Corporate Management of Human Resources and Communications. From March, 2001 she has held the post of AES Gener Communications Manager.

B.    Compensation

For the year ended December 31, 2001, AES Gener paid an aggregate compensation of Ch$1,470 million to its directors, executive officers and deputy officers. During 2001, the item for severance payments, that are usually paid according to contract to former executives for years of service amounted to Ch$ 1,703 million.

The table below shows certain compensation information for the Board of Directors as of December 31, 2001, in thousands of Chilean pesos.

2001
Patricio Claro Grez(1)	3,422
Andrés Concha Rodríguez(1)	3,422
René Cortázar Sanz y Cía. Ltda.(2)	24,625
Centro de Estudios e Investigación Financiera S.A.(3)	27,037
Oscar Guillermo Garretón y Cía.(4)	30,959
Claro y Cía.(5)	45,994
Andrés Gluski	58,429

(1)	Patrico Claro and Andrés Concha were directors until April 2001.
(2)	Related company with René Cortázar, serving as director of the company.
(3)	Related company with Daniel Yarur, serving as director of the company.
(4)	Related company with Oscar Garretón, serving as alternate director of the company until June 2000.
(5)	Related company with José María Eyzaguirre, Cristián Lagos, Rodrigo Ochagavía and Ismael Ureta, directors of the Company during 2001.

In the Shareholders Meeting held on April 25, 2001, it was decided that members of the Board will no longer be paid any compensation except for the members of the Executive Committee who receive compensation of US$ 2,000 per session with a cap of US$12,000 per year. However, during the last Shareholders Meeting held on April 30, 2002, this was modified and it was determined that the members of the Executive Committee will receive a compensation equivalent to 160UF per month.

C.    Board practices

Management of the Company´s business is vested in the Board of Directors. The Company´s by-laws provide that the shareholders are entitled to elect seven regular directors and up to an equal number of alternate directors. Alternate directors can only replace the regular director for whom they have been appointed, and are authorized to serve on the Board of Directors in place of those directors who are unable to attend a meeting. Directors and alternate directors are elected at the annual meeting of shareholders for three-year terms.

Committee of the Board of Directors

Our board of directors has an Executive Committee, which approves or disapproves the Independent External Auditors and Account Inspectors reports, the financial statements and balance sheet to be presented before an ordinary shareholders meeting, proposes to the Board the Independent External Auditors and rating agencies to be presented before a shareholders meeting, examines the operations with related companies and gives a report regarding such operations and examines the managers and key officers compensation plans. The executive Committee is composed of 3 directors: Jeffery Safford, Daniel Yarur and René Cortázar. Mr. Yarur is the President of the Committee.

D.    Employees

AES Gener had 508 employees as of December 31, 2001.

	2001	2000	1999
AES Gener S.A.
Executives	18	28	35
Professionals	79	119	138
Technicians and administrative staff	122	190	227

TOTAL	219	337	400

	2001	2000	1999
Related Companies
Agmac		63
Carbones Colombianos Del Cerrejon			18
Carbones Del Cesar		2	3
Central Puerto		273	265
Chivor	89	105	106
Ecogener	12	10	6
Eléctrica Santiago	10	11	12
Energía Verde	74	68	59
Explotaciones Sanitarias	13	14	14
Gener Argentina		7	5
Mega			64
Norgener	43	41	38
OilGener Argentina	9	10	10
OliGener		3	6
Pacsa			14
Puerto Ventanas		56	44
Servicios de Asistencia Técnica		83	84
TermoAndes	39	38	37

Total Related Companies	289	784	785

TOTAL	508	1121	1185

Labor relations for employees are governed by collective bargaining agreements executed separately by each of AES Gener S.A. and its consolidated subsidiaries with their employees. These collective bargaining agreements establish compensation levels and other benefits.

AES Gener S.A. is party to two collective bargaining agreements which were signed in January 2001 and September 2001, and encompass 61% of all workers at the parent company level. These agreements are to be renegotiated in December 2003. AES Gener’s current collective bargaining agreements provide for a profit-sharing bonus and a performance bonus.

Norgener’s existing collective bargaining agreement was executed in July 2001 and is to be renegotiated in June 2004.

On December 12, 2001 an arbitration panel rendered its decision in connection with Chivor´s negotiations with union representatives. The most important issues were:

•	The new labor agreement was ratified for a 2 year period April 1, 2001—March 31, 2003. Prior agreement was only for 1 year.

•	Economic conditions: Salaries increased by IPC (Consumer Price Index) plus 2.5%.

•	Union permissions had a reduction of 30%. These permissions changed from 820 to 574 days per year.

•	From February to June 30, 2002 an early retirement plan was in effect which was accepted by approximately 22% of the personnel.

E.    Share Ownership

No single Director or Executive Officer of the Company owns 1% or more of AES Gener’s equity. For more information see “Item 7. Major Shareholder and Related Party Transactions”

Item 7     Major Shareholder and Related Party Transactions

A.    Major Shareholders

Our sole outstanding equity security is shares of common stock. The following table sets forth certain information concerning ownership of the common stock as of December 31, 2001 with respect to each shareholder known to us to own more than five percent of the outstanding common stock and with respect to all of our directors and executive officers as a group. Shareholder information is derived from our records and reports filed by certain of the parties named below with the Superintendencia de Valores y Seguros de Chile (Superintendency of Securities and Insurance), or “SVS”, the Chilean stock exchange and the New York Stock Exchange.

Shareholders	Number of Shares of Common Stock Held of Record	Percentage Ownership of Common Stock
Inversiones Cachagua Ltda.	5,596,329,349	98.65%
Citibank N.A., as depositary of ADR holders	13,198,528	0.23%
Francisco Ebel Vial	2,443,293	0,05%
Banchile Corredores de Bolsa S.A.	2,177,224	0,04%
Ricardo Contreras Fischer	1,723,091	0,03%
Asesorías e Inversiones Ililhue S.A.	1,500,000	0.03%
Santiago Corredores de Bolsa Ltda.	1,477,604	0.03%
Directors and Executive officers as a group	0	0.00%

There are no special voting rights applicable to our major shareholders.

As of December 10, 2002 the main shareholder of AES Gener S.A. was Inversiones Cachagua Ltda. (98.65%) 100% owned by AES Corporation and the remaining 1.35% is owned by certain minority investors. To our knowledge, on November 30, 2002, (i) the portion of our outstanding shares held in the United States was 9,377,948 and (ii) the numbers of record holders in the United States was 8, which include CEDE & Co, DTC’S nominee name whose participants include securities brokers and dealers, banks, trust companies and clearing corporations.

Significant Changes in Ownership by Major Shareholders

AES’ Acquisition of Gener

On November 3, 2000 AES announced a tender offer for 61.57% of the outstanding shares of Gener, as of September 30, 2000, in Chile for cash, as well as a tender offer for all of AES Gener’s American Depositary Shares through an exchange offer for AES’ shares. The purchase price for the offer was US$16.50 per ADS, or its equivalent in Chilean pesos per common share.

On November 28, 2000, AES entered into an agreement with Total, pursuant to which, AES would cause AES Gener to sell to Total all of its Argentine assets and certain other interests for a total of US$657.5 million if AES succeeded in its tender offer.

On December 28, 2000, AES acquired 61.11% of AES Gener’s total capital for the Chilean peso equivalent of US$841.2 million and effectively assumed control of Gener. On January 9, 2001, AES acquired an additional 34.56% of the Company for a total purchase price of US$475.6 million in the form of AES common stock and on February 28, 2001 AES acquired 2.87% of the Company for a total purchase price of US$38 million by purchasing shares on the Santiago Stock Exchange. On December 2001, AES acquired an additional 0.11% for an amount of US$ 1.2 million resulting in a final 98.65% ownership of Gener for a total amount of US$1,356 million.

B.    Related Party Transactions

Chilean Law provides several rules that govern transactions between limited liability open stock corporations (sociedades anónimas abiertas) and its related parties. Article 89 of Law N° 18.046 (Chilean Companies Act) requires that our transactions with related parties be based on market conditions or on an arm’s-length basis. Also, the Committee of Directors of Article 50 Bis, studies each related parties’ transaction and prepares a report for presentation before the Board meeting called to approve or reject such transactions. Related parties’ transactions are disclosed annually at the corresponding Ordinary Shareholders Meeting.

For additional information concerning our transactions with related companies and other related parties, see Notes 23 and 36 I r) to our consolidated financial statements contained in Item 18 of this annual report.

C.    Interests of Experts and Counsel

None

Item 8     Financial Information

Financial Statements

See “Item 18. Financial Statements” for a list of the financial statements filed with this document.

Legal Proceedings

See “Item 4. Information on The Company- Regulation of Electricity Generation in Chile, Colombia, Argentina and Dominican Republic and Legal Proceedings”.

Item 9     The Offer and Listing

Not applicable, except for Item 9.A.(4) and Item 9.C.

The Market for our Common Stock

The Santiago Stock Exchange, which is Chile’s principal exchange and which accounted for over 71.5% of Chile’s 2001 equity trading volume, had a market capitalization of approximately US$56,857 million as of December 31, 2001. The ten largest companies in terms of market capitalization represented approximately 41.4% of the aggregate market capitalization of the Santiago Stock Exchange as of December 31, 2001. The ten most widely-traded stocks in terms of trading volume accounted for approximately 60.8% of all shares traded in 2001. During 2001, the percentage of securities listed and traded on the Santiago Stock Exchange that traded on an average of 90% or more of the trading days was approximately 11.4%.

Shares of AES Gener’s common stock were traded in the United States on the New York Stock Exchange from July 1994 in the form of ADSs until January 2001, after the exchange offer made by AES when the ADSs of AES Gener were delisted from the NYSE, because the number of publicly-held shares was less than 600,000.

Each ADS currently represents 68 shares of common stock. As of September 30, 2002, there were 137,911 ADRs outstanding equivalent to 9,377,948 shares, The ADSs in turn are evidenced by ADRs.

The table below shows the quarterly high and low closing sale prices of AES Gener’s common stock and the quarterly trading volume as reported on the Santiago Stock Exchange for the indicated periods. It also shows the quarterly low and high daily closing prices of the ADSs and the quarterly trading volume on the NYSE for the indicated periods, as reported by Bloomberg L.P. until 2001. The following information reflects actual historical amounts at the trade dates and has not been restated in constant pesos. Information has been restated to reflect a 17 to 1 stock split which took place on April 10, 1997.

	Santiago Stock Exchange Per Share			NYSE per ADS
Year ended December 31	Share Volume	Low	High	Share Volume	Low	High
1997
First Quarter	326,124,458	126.18	162.06	8,664,400	21.01	27.63
Second Quarter	577,111,219	158.24	178.50	12,335,900	26.00	29.75
Third Quarter	490,973,539	160.00	178.00	7,172,300	26.88	30.00
Fourth Quarter	948,366,242	152.50	168.00	17,631,300	24.00	28.00
1998
First Quarter	364,961,203	125.00	158.00	13,597,500	18.94	24.50
Second Quarter	185,719,503	121.00	158.00	8,192,500	18.06	23.94
Third Quarter	256,126,041	75.10	138.00	6,957,200	10.81	20.56
Fourth Quarter	223,894,432	96.50	138.00	17,631,600	13.94	19.25
1999
First Quarter	229,778,696	92.0	130.5	3,521,600	13.00	18.38
Second Quarter	194,130,571	132.5	158.0	4,477,800	17.50	22.25
Third Quarter	434,748,822	120.0	158.0	9,924,900	15.25	20.63
Fourth Quarter	355,185,375	108.0	127.0	3,727,000	13.75	16.06
2000
First Quarter	275,864,379	99.0	126.0	2,425,000	13.06	16.87
Second quarter	157,441,213	102.0	110.0	2,318,000	12.81	14.87
Third Quarter	262,110,209	104.5	119.0	3,971,800	13.37	15.43
Forth Quarter	4,721,495,885	90.0	138.0	37,896,100	10.75	18.00

	Santiago Stock Exchange Per Share			NYSE per ADS
Year ended December 31	Share Volume	Low	High	Share Volume	Low	High
2001
First Quarter	202,671,567	91.5	139.3	—	—	—
Second Quarter	6,830,044	91.0	122.6	—	—	—
Third Quarter	4,335,130	110.0	159.0	—	—	—
Fourth Quarter	11,198,419	104.0	128.0	—	—	—
2002
First Quarter	2,668,120	80.0	110.0	—	—	—
Second Quarter	1,297,554	66.0	82.0	—	—	—
Third Quarter	4,055,777	31.0	82.0	—	—	—
June	654,998	75.0	82.0	—	—	—
July	473,632	48.0	75.0	—	—	—
August	2,778,969	31.0	61.0	—	—	—
September	1,124,357	42.7	57.0	—	—	—
October	513,930	45.0	57.0	—	—	—
November	85,783	50.0	52.0	—	—	—
December	80,869	49.0	52.0	—	—	—

On December 10, 2002, the closing sale price for AES Gener’s common stock on the Santiago Stock Exchange was Ch$50 per share. As of December 10, 2002 there was US$476,638,900 an aggregate principal amount of Chilean debentures outstanding that are exchangeable into approximately 2,151,868,623 shares of common stock. The current conversion price is US$ 0.2205 per share.

Dividend Policy

Our dividend policy for each year is announced to the shareholders at our annual shareholders’ meeting, including the policy intended to be followed by the board of directors for interim dividends for that year. At the meeting, shareholders consider and approve the final dividend proposed by the board of directors with respect to the prior year’s results, and ratify the interim dividends previously declared and paid. As required by Chilean law, unless otherwise decided by all shareholders, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year, determined on a Chilean GAAP basis, unless and except to the extent to which we have accumulated losses.

Since July 2001 our bylaws (estatutos) incorporated a provision that states that dividends in excess of the legally required minimum may only be agreed to if:

(i) the Corporation’s senior unsecured credit rating is at least BBB- by Standard and Poor’s Ratings Services (“S&P”), and prior to such dividend the corporation has received confirmation from S&P that, as a result of such dividend, the senior unsecured debt rating will not be downgraded below BBB- by S&P, or (ii) the Interest Coverage Ratio is equal to or greater than 2.4 for the immediately preceding four fiscal quarters; provided that with respect to dividends pursuant to clause (ii) the aggregate of such dividend during any fiscal quarter shall not exceed the equivalent of US$40 million.

For purposes of this Article:

A)	Dividends shall include the declaration, payment or distribution of any dividend, whether in cash or kind, directly or indirectly, by the company.

B)	Interest Coverage Ratio shall be the ratio of Cash Flow to Interest Expense.

C)	Cash Flow shall be the aggregate of (i) Operational Cash Flow, (ii) Other Income and (iii) Dividends received by AESGener S.A. from non-operating companies.

D)	Operational Cash Flow shall be the aggregate of (ONE) and (TWO), (ONE) being the aggregate of (i) operating income, (ii) depreciation, and (iii) amortization of intangibles of AES Gener S.A., all the above items considered on an individual basis and (TWO) being the aggregate of (i), (ii) and (iii) calculated on an individual basis for each of the companies Energía Verde S.A., Norgener S.A., Sociedad Eléctrica Santiago S.A. and Empresa Eléctrica Guacolda S.A., adjusted by AES Gener S.A’s direct or indirect interest in the equity of each such company.

E)	Other Income shall mean the aggregate of (ONE), (TWO) and (THREE), (ONE) being financial income considered on an individual basis and received by AES Gener S.A., (TWO) the aggregate of financial income considered on an individual basis for each of Energía Verde S.A., Norgener S.A., Sociedad Eléctrica Santiago S.A. and Empresa Eléctrica Guacolda S.A., adjusted by AES Gener S.A’s direct or indirect interest in the equity of each such company and (THREE) cash being received by AES Gener S.A. within the corresponding fiscal year, representing the proceeds from business interruption insurance claims.

F)	The dividends received from non operational companies shall mean the aggregate of all dividends received by AES Gener S.A. from all its affiliates and related companies, other than Energía Verde S.A., Norgener S.A., Sociedad Eléctrica Santiago S.A. and Empresa Eléctrica Guacolda S.A.

G)	Interest Expense shall mean the aggregate, considered on an individual basis, of the interest expense of (i) AES Gener S.A. and (ii) each of Energía Verde S.A., Norgener S.A., Sociedad Eléctrica Santiago S.A., Empresa Eléctrica Guacolda S.A. and Energy Trade, adjusted by AES Gener’s direct or indirect interest in the equity of each such companies.

Calculations of Interest Expense ratios, operating income, depreciation, amortization of intangibles and financial income shall be made in accordance with Chilean GAAP as supplemented or amended by the provisions of the Circular N° 1501 issued by the Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros) on October 4, 2000 regarding the presentation of financial statements by open stock corporations (Sociedades Anónimas Abiertas). The above mentioned provisions shall apply mutatis mutandis to capital reductions of, and other distributions made by, the company.

Dividends are not price-level adjusted between the end of the preceding year and the declaration of the final dividend.

The amount and timing of dividend payments are subject to revision from time to time and depend upon: revenues, costs, cash flow, capital requirements, and market conditions. Accordingly, we cannot assure you as to the amount or timing of dividend payments in the future. Any change in dividend policy would ordinarily be effective for dividends declared in the year following adoption of the change. In addition, we must file a notice as to any such change of policy with Chilean regulatory authorities. Accordingly, a change in policy would become publicly available information.

Some of our subsidiaries and related companies are or may become parties to credit agreements containing restrictions on the payment of dividends. We cannot assure you that these contractual restrictions will not limit our ability to maintain our current dividend policy in the future.

In the last Shareholders meeting held on April 30, 2002, our board decided not to declare dividends for the year given the financial results obtained by the Company in 2001.

Dividends

The following table sets forth the amounts of annual dividends, on a per share basis in nominal Chilean pesos, for each of the calendar years indicated. The amounts represent, for each given year, the provisional and final dividends paid in respect of that year. Information has been adjusted to reflect a 17 to 1 stock split that took place on April 10, 1997 and has been translated into U.S. dollars at historical observed exchange rates on the respective dates of payment of dividends. One ADS equals 68 shares. Per ADS amounts are shown without deduction of Chilean withholding taxes.

Year	Per Share		Per ADS
	(Ch$)	(US$)	(US$)
1996	6.65	0.016	1.08
1997	8.11	0.019	1.27
1998	4.70	0.010	0.67
1999	0.66	0.001	0.09
2000(1)	0.50	0.001	0.06
2001(2)	25.55	0.040	2.65

(1)	Provisory Dividends
(2)	Extraordinary Dividends

Dividends payable to holders of ADRs will be paid net of conversion expenses of the depositary and will be subject to Chilean withholding tax, currently imposed at the rate of 35%. This withholding tax may be subject to credits in certain cases as described under “Item 10. Taxation”.

As a general requirement, a shareholder who is not a resident of Chile must register as a foreign investor under Chilean law to have dividends, sale proceeds or other amounts with respect to its shares remitted outside Chile through the Formal Exchange Market. However, under the Foreign Investment Contract, the depositary, on behalf of ADR holders, will be granted access to the Formal Exchange Market to convert cash dividends from pesos to U.S. dollars and to pay such U.S. dollars to ADR holders outside Chile net of taxes.

Item 10     Additional Information

A.    Share Capital

Not applicable.

B.    Memorandum and Articles of Association.

General

Shareholder’s rights in Chilean companies are governed by a company’s estatutos, which effectively serve the purpose of both the articles of incorporation and the by-laws of a company incorporated in the United States, and by the Chilean Companies Law.

The Chilean securities markets are principally regulated by the SVS under the Securities Market Law and the Chilean Companies Law. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation and protection of minority investors. The Securities Market Law sets forth requirements relating to public offerings, stock exchanges and brokers and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Companies Law sets forth the rules and requirements for establishing open stock corporations while eliminating government supervision of closed companies. Open stock corporations are those with 500 or more shareholders or companies in which 100 or more shareholders own at least 10% of the subscribed capital, excluding all shareholders which directly or indirectly own more than such 10% and all other companies that publicly offer their stock in accordance with the Chilean Companies Law. We are an open stock corporation.

Ownership Restrictions

Under Article 12 of the Securities Market Law and Circular 585 of the SVS, certain information regarding transactions in shares of open stock corporations such as AES Gener must be reported to the SVS and the Chilean stock exchanges. Our shareholders are required to report the following to the SVS and the Chilean stock exchanges:

(a)	any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or disposing, directly or indirectly, 10% or more of our share capital; and

(b)	any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of our capital or if made by a director, general manager , manager or key officers.

Under Article 54 of the Securities Market Law and Circular 608 of the SVS, persons or entities intending to acquire control, directly or indirectly, of an open stock corporation such as AES Gener are also required to inform the public in advance through a notice published in a Chilean newspaper. The notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations, at least five business days in advance of the date of actual purchase or immediately after beginning negotiations, whichever happens first.

Together with such publication, a written communication as to the proposed publication must be sent to the SVS, the company to be controlled and the Chilean stock exchanges. Title XV of the Securities Market Law sets forth the basis to determine what constitutes a controlling power, a direct holding and a related party.

Certain By-Law Provisions

Under our by-laws, directors are elected using cumulative voting. Each shareholder has one vote per share and may cast all of his votes in favor of one nominee or may apportion his votes among any number of nominees. These voting provisions currently ensure that a shareholder owning more than 12.5% of our outstanding shares is able to elect at least one representative to our board of directors.

Capitalization

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in the company’s capital. When an investor subscribes for issued shares, the shares are registered in that investor’s name, and the investor is treated as a shareholder for all purposes, except with regard to receipt of dividends and the return of capital. The investor becomes eligible to receive dividends once he or she has paid for the shares, or, if he or she has paid for only a portion of such shares, he or she is entitled to receive a corresponding pro-rata portion of the dividends declared with respect to such shares, unless the company’s estatutos provide otherwise. If an investor does not pay for shares for which he or she has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the stock exchange, and it has a cause of action against the investor for the difference between the subscription price and the price received at auction. However, until such shares are sold at auction, the investor continues to exercise all the rights of a shareholder, except the right to receive dividends and return of capital. Authorized shares and issued shares which have not been paid for within the period fixed by the extraordinary shareholders’ meeting for their payment, which in any case cannot exceed three years from the date of the shareholders’ meeting that authorized the increase in capital, are canceled and are no longer available for us to issue.

As of December 31, 2001, our share capital consisted of 7,981,108,657 authorized shares of which 5,672,752,777 were subscribed for and fully paid. Chilean law recognizes the right to issue ordinary shares and preferred shares. To date, we have issued and are authorized to issue only ordinary shares.

Of our total authorized share capital, 2,375,000,000 shares have been reserved for issuance upon the conversion of our 6% Senior Convertible Notes due 2005, or the “Notes”, and the Chilean Debentures and cannot be used for any other purpose. By December 31, 2001 we had increased our fully paid capital by 85,932,258 shares as a result of holders of convertible bonds exercising their right of conversion.

Each share is entitled to one vote.

Preemptive Rights and Increases of Share Capital

The Chilean Companies Law requires a Chilean company to offer existing shareholders the right to purchase a sufficient number of shares to maintain their existing percentage of ownership in the company whenever it issues new shares. Although, under this requirement, any preemptive rights will be offered by us to the depositary as the registered owner of the shares underlying the ADSs, U.S. holders of ADSs are not entitled to exercise their preemptive rights, unless a registration statement under the Securities Act is effective with respect to the underlying shares or an exemption from the registration requirements is available. We intend to evaluate at the time of any preemptive rights offering the costs and potential liabilities associated with any such registration as well as the indirect benefits to us of thereby enabling the exercise by the holders of ADSs of their preemptive rights and any other factors we consider appropriate at the time and then to make a decision as to whether to file such registration statement. We cannot assure you that any registration statement would be filed. If no registration statement is filed and no exemption from the registration requirements under the Securities Act is available, the depositary will, if practical, sell such holders’ preemptive rights and distribute the proceeds.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period of 30 days following the grant of such rights. During such period and for an additional 30-day period, a Chilean company is not permitted to offer any unsubscribed shares for sale to third parties on terms which are more favorable than those offered to its shareholders. At the end of the additional 30-day period, a Chilean open stock corporation is authorized to sell unsubscribed shares to third parties on any terms, provided, that, if such unsubscribed shares are sold on more favorable terms, they must be sold on a Chilean stock exchange. Unsubscribed shares that are not sold on a Chilean stock exchange can be sold to third parties only on terms no more favorable for the purchasers than those offered to shareholders.

Public offerings of shares of an existing company are regulated under Law N° 19.705 effective as of December 20, 2000. New rules establish that all public offerings for shares of an open stock company must follow a special procedure. The offeror has to give public notice of its intention of purchase and has to provide each shareholder with a prospectus with all the information regarding the offer. The offers must have a minimum term of 20 days and a maximum of 30 days. Nevertheless, the offer can be extended to up to 15 days. The offer shall be directed to all the shareholders of the company and the shares shall be purchased pro-rata if they exceed the number of the offer. Public offers are irrevocable unless the offeror establishes circumstances under which the offer lapses. Such circumstances shall be stated at the beginning of the public offer. The offer can be changed during its term, but only in order to increase the price or the number of shares to purchase. The acceptance of a public offer is retractable until the end of its term. The offeror has to give public notice of the results of the offer.

Shareholders’ Meetings and Voting Rights

An ordinary annual meeting of our shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders is the corporate body that approves our annual report and annual financial statements, approves all dividends to be paid, elects the board of directors and approves any other matter which is not required to be decided by an extraordinary shareholders’ meeting. Our last ordinary annual meeting of shareholders was held on April 30, 2002. Extraordinary meetings may be called by the board of directors when deemed appropriate and must be called by the board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the SVS.

The following matters may only be dealt with at extraordinary shareholder’s meetings:

•	our dissolution;

•	a merger, division or other change in our corporate form or the amendment of our by-laws;

•	the issuance of bonds or notes convertible into shares;

•	the disposal of our fixed assets and liabilities or of all our assets;

•	the granting of security, pledge or mortgages over our assets to secure the obligations of third parties, except for those of affiliated companies, in which case the approval of the board of directors shall suffice; and

•	other matters determined by Chilean law, our by-laws or the board of directors.

Notice to convene the annual regular meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile, currently Santiago, or in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and given to the SVS and the Chilean stock exchanges. Currently, we publish our official notice in El Diario which is published in Santiago, Chile.

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of our issued voting shares. If a quorum is not present at the first meeting, the meeting can be reconvened and, upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. The shareholders’ meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. Such resolutions may involve all matters that may be submitted to the shareholders’ meeting, such as the amount of the yearly dividend, the designation of our auditors, the approval of our annual report and balance sheet, the election of directors, the issuance of bonds and the granting of security, pledges or mortgages over our assets to secure third-party obligations. In addition, a two-thirds majority of the issued voting stock is required to approve the following actions:

•	a change of organization, merger or division;

•	an amendment to our term of duration or for our early dissolution;

•	a change in corporate domicile;

•	a decrease in corporate capital;

•	approval of capital contributions in kind and assessment of such assets;

•	a modification of the powers of a shareholders’ meeting or limitations on the powers of the board of directors;

•	a reduction in the number of members of the board of directors;

•	the transfer of 50% or more of our corporate assets or of our corporate assets and liabilities and the approval of a Business plan that addresses the transfer of such percentage ;

•	the form of distributing corporate benefits;

•	the granting of guarantees that exceed 50% of corporate assets for the benefit of third parties;

•	the repurchase of shares;

•	other actions specified in the by-laws; and

•	to free invalidity based on formal circumstances and to modify the by-laws in case such modification involves one or more of the above mentioned actions.

In general, Chilean law does not require a Chilean open stock corporation to provide the level and type of information that U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine our books within the 15-day period before the scheduled ordinary annual shareholders’ meeting. Under Chilean law, a notice of a shareholders’ meeting listing the issues to be addressed at the meeting must be mailed not fewer than 15 days prior to the date of such meetings, and, in cases of an ordinary annual meeting, shareholders holding a prescribed minimum investment must be sent an annual report of our activities which includes audited financial statements. Shareholders who do not fall into this category but who request it must also be sent a copy of our annual report.

Only shareholders registered as such on the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual who need not be a shareholder as his proxy to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders’ meeting has one vote for every share subscribed.

Dividend and Liquidation Rights

In accordance with Chilean law, we must distribute an annual cash dividend equal to at least 30% of our annual consolidated net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the holders of the issued shares and provided there are no accumulated losses. If there is no net income in a given year, we can elect, but are not legally obligated, to distribute dividends out of retained earnings.

We may grant an option to our shareholders to receive any dividend in excess of 30% of net income in cash, in our own shares or in shares of corporations we hold. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. A U.S. holder of ADSs may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash. See “—Preemptive Rights and Increases of Share Capital”.

Dividends which are declared but not paid within the appropriate time period set forth in the Chilean Companies Law (as to minimum dividends, 30 days after declaration; as to additional dividends if any, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of the UF from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable. After that period, the amount not claimed is given to a non-profit organization, Junta Nacional de Cuerpos de Bomberos de Chile. (“National Corporation of Firefighters”)

In the event of a liquidation, the holders of fully and partially paid shares would participate equally and ratably in the assets available in proportion to the number of paid-in shares they hold after payment to all creditors.

Approval of Financial Statements

The board of directors is required to submit our consolidated financial statements to the shareholders annually for their approval. If the shareholders reject the financial statements, the board of directors must submit new financial statements not later than 60 days from the date of such meeting. If the shareholders reject the new financial statements, the entire board of directors is deemed removed from office and a new board is elected at the same meeting. Directors who individually approved such financial statements are disqualified for reelection for the ensuing period.

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Companies Law provides that, upon the adoption at an extraordinary shareholders meeting of any of the resolutions enumerated below, dissenting holders of voting shares have the right to withdraw from a Chilean company and to compel that company to repurchase their shares, subject to the fulfillment of certain terms and conditions described below.

“Dissenting” shareholders are defined as those who vote against a resolution which results in the withdrawal right or, if absent at such a meeting, those who state in writing to the company their opposition to such resolution within the following 30 days. Dissenting shareholders must secure their withdrawal rights by tendering their stock to the company within 30 days after adoption of the resolution.

The price paid to a dissenting shareholder of an open stock corporation, such as us, whose shares are quoted and actively traded on a Chilean stock exchange is the weighted average of the sales prices for the shares as reported on the stock exchanges on which the shares are quoted for the two-month period preceding the shareholders’ meeting giving rise to the withdrawal right. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not shares actively traded on a stock exchange or stock exchanges (acciones sin transacción bursátil), the price paid to the dissenting shareholder shall be the book value. Book value for this purpose is paid-in capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid. For the purposes of making this calculation, the last annual balance sheet shall be used, as adjusted to reflect inflation up to the date of the shareholders’ meeting which gave rise to the withdrawal right.

The resolutions that result in a shareholder’s right to withdraw are the following:

(a)	The transformation of the company into an entity which is not an open stock corporation governed by the Chilean Companies Law;

(b)	The merger of the company with and/or into another company;

(c)	The transfer of 50% or more of all the assets of the company or of all of its assets and liabilities;

(d)	The granting of guarantees in the benefit of third parties that exceed 50% of corporate assets.

(e)	The creation of preferential rights for a class of shares or an amendment to those already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

(f)	To free of invalidity based on formal circumstances and to modify the by-laws in case such modification involves this withdraw right; and

(g)	Such other causes as may be established by law and a company’s estatutos.

Registrations and Transfers

On March 27, 2001, we executed an agreement with Sonda S.A. as our registrar and transfer agent. This contract is renewable every three years. On May 16, 2002 Sonda S.A. transferred this contract to its subsidiary Empresa de Servicios BPO Sonda S.A.

C.    Material Contracts

During the years 1999 and 2000, the Company did not execute material contracts, other than contracts entered into in the ordinary course of business. On March 2, 2001, AES Gener signed a Purchase and Sale

Agreement with Total Power Ventures, pursuant to which agreement, AES Gener agreed to sell its interest in certain Argentine assets to Total and/or its subsidiaries. An amendment of this agreement was signed on July 16, 2002. On July 27, 2001, we sold to Total Austral (Argentine Branch) our 63.94% participation in Central Puerto, equivalent to 56.589.164 shares, for a total amount of US$ 255 million. On September 21, 2001 we sold to Total Austral (Argentine Branch) our 70.02% interest in Hidroneuquén, equivalent to 196.220.631 shares, for a total amount of US$ 72.45 million.

D.    Exchange Controls

Foreign Investment and Exchange Controls in Chile

The Central Bank is responsible for monetary policies and for exchange controls in Chile, among other things. Appropriate registration of a foreign investment in Chile permits the investor access to the formal currency market. Foreign investments can be registered with the Foreign Investment Committee under Decree-Law 600 of 1974 or with the Central Bank under the Central Bank Act, Law No. 18,840, October 1989.

American Depositary Shares

A foreign investment and exchange contract was entered in 1994 between us, the Central Bank and the depositary for our ADR facility (the “ADR Foreign Investment Contract”) in accordance with Article 47 of the Central Bank Act and Chapter XXVI of the Compendium which addresses the issuance of ADSs by a Chilean company. In order to benefit from the ADR Foreign Investment Contract and provisions of Chapter XXVI of the Compendium, investors that convert their debentures into common stock must request permission to do so from the Central Bank, directly or through us. Any such request must be accompanied by a certificate signed by us stating, among other things, that the shares to be deposited were issued upon the conversion of debentures and setting forth the domicile and residence of the shareholder. Requests which comply with the Central Bank’s regulations are expected to be routinely granted. Investors that fail to make such a request will be subject to the normal foreign investment regime that grants access to the formal market to remit dividends but requires that the invested capital remain in the country for one year before it may be repatriated. At the end of the one-year period foreign currency must be obtained through the purchase with the proceeds from the sale of shares. The following is a summary of certain provisions of the ADR Foreign Investment Contract. This summary is not complete and is qualified in its entirety by reference to Chapter XXVI and the ADR Foreign Investment Contract, each of which have been incorporated by reference as an exhibit to this annual report.

Under Chapter XXVI and the ADR Foreign Investment Contract, the Central Bank grants to the depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws shares of common stock upon delivery of ADRs, such shares of common stock being referred to in this annual report as “withdrawn shares”, access to the formal exchange market to convert pesos to dollars and remit those dollars outside of Chile, This access is granted with respect to amounts received in transactions involving shares of common stock represented by ADSs or withdrawn shares, including amounts received as:

•	cash dividends;

•	proceeds from the sale of withdrawn shares in Chile, subject to receipt by the Central Bank of a certificate from the holder of the withdrawn shares or from an institution authorized by the Central Bank that such holder’s residence and domicile are outside of Chile and a certificate from a Chilean exchange or from a brokerage or securities firm established in Chile that such withdrawn shares were sold on a Chilean exchange;

•	proceeds from the sale, in Chile, of rights to subscribe for additional shares of common stock;

•	proceeds from a liquidation, merger or consolidation; and

•	other distributions, including those resulting from any recapitalization, as a result of holding shares of common stock represented by ADSs or withdrawn shares.

Transferees of withdrawn shares are not entitled to any of the foregoing rights under Chapter XXVI. Unless the withdrawn shares are redeposited with the depositary, investors receiving withdrawn shares in exchange for ADRs have the right to redeposit such shares in exchange for ADRs, provided that certain conditions are satisfied.

Common stock acquired as described above may be deposited in the ADR facility and receive the benefits of the contract once the Central Bank has received a certificate from the depositary that such deposit has been effected and that the related ADRs have been issued and a declaration has been made by the person making such deposit waiving the benefits of the ADR Foreign Investment Contract with respect to the deposited shares.

Chapter XXVI provides that access to the formal exchange market in connection with dividend payments will be conditional upon our certification to the Central Bank of Chile that a dividend payment has been made and any applicable tax has been withheld. Chapter XXVI also provides that the access to the formal exchange market in connection with the sale of withdrawn shares or distributions in connection with withdrawn shares will be conditional upon receipt by the Central Bank of certification by the depositary that such shares have been withdrawn in exchange for ADRs and receipt of a waiver of the benefit of the ADR Foreign Investment Contract with respect thereto, except in connection with the proposed sale of shares of common stock, until such withdrawn shares are redeposited.

Chapter XXVI and the ADR Foreign Investment Contract provides that a person who brings foreign currency into Chile to purchase shares of common stock with the benefit of the ADR Foreign Investment Contract must convert it into pesos on the same date and has five business days within which to invest in shares of common stock in order to receive the benefits of the ADR Foreign Investment Contract. If such person decides within such period not to acquire shares of common stock, that person can access the formal exchange market to reacquire U.S. dollars, provided that the applicable request is presented to the Central Bank within seven banking business days of the initial conversion into pesos. Shares of common stock acquired as described above may be deposited for ADSs and receive the benefits of the ADR Foreign Investment Contract, subject to receipt by the Central Bank of a certificate from the depositary that such deposit has been made and that the related ADRs have been issued and receipt by the custodian of a declaration from the person making such deposit waiving the benefits of the ADR Foreign Investment Contract with respect to the deposited shares of common stock.

Access to the formal exchange market under any of the circumstances described above is not automatic. According to Chapter XXVI, such access requires Central Bank approval based on a request presented through a banking institution established in Chile. The ADR Foreign Investment Contract provides that, if the Central Bank has not acted on such request within a period of seven business days, the request will be deemed approved.

Under current Chilean law and judicial precedents the ADR Foreign Investment Contract cannot be changed unilaterally by the Central Bank, but the Central Bank has not publicly agreed with this interpretation. While the authorization to issue the debentures is a unilateral act of the Central Bank, other authorizations of the Central Bank have not been rescinded historically. We cannot assure you, however, that the Central Bank will not impose, in the future, additional Chilean restrictions applicable to:

•	the holders of the debentures or of ADRs;

•	the disposition of any such security; or

•	the repatriation of the proceeds from disposition.

Convertible Bonds

Qualifying Chilean issuers have been authorized to offer convertible debentures in Chile and internationally by Chapter XIV, Title I of the Compendium of Rules on Foreign Exchange of the Central Bank, as amended, or the “Compendium”. Any international issue of convertible debentures must be approved by the Central Bank.

Absent the Central Bank’s authorization, issuers would not be able to make an international issuance of convertible bonds. Additionally, absent such authorization, international purchasers of debentures would not be able to take advantage of the foreign investment contract entered into in connection with our issuance of ADRs upon conversion of the debentures. The following summarizes the relevant portions of the Central Bank’s regulations regarding an offering of convertible debentures outside Chile denominated in a currency other than pesos. This summary is not complete and is qualified in its entirety by reference to Chapters XIV, Title I and XXVI of the Compendium, as applicable, and the resolutions of the Central Bank authorizing the issuance of the debentures, each of which has either been included or incorporated by reference as an exhibit to this annual report.

Convertible debentures that are the subject of an application must be issued in an aggregate principal amount of at least US$25 million or its equivalent in other foreign currency. Additionally, the debentures must have an average weighted term of not less than four years, weighted on the basis of principal installments and on the assumption that, if the issuer has the ability to call the debentures, they will be deemed to have been called at the earliest possible date.

Convertible debentures must first be offered to existing shareholders of the issuer in a preemptive rights offering. Subscribers in such offering must purchase the debentures with pesos and receive peso-payable debentures, while international investors must purchase the debentures in a foreign currency and receive debentures that are payable in a foreign currency. Persons who are not resident or domiciled in Chile may exchange their peso-payable debentures for the international debentures, subject to compliance with various conditions.

The foreign currency received by the issuer from the international sale of the debentures must either be brought to Chile and converted into pesos in the formal exchange markets or be held outside of Chile and used for direct payment abroad of import operations (or the expenses incurred in connection therewith), for services contracted abroad, for the expenses of the issue, for the repayment at maturity of external indebtedness registered with and approved by the Central Bank or for investment in financial instruments abroad.

On April 15, 1999, the Central Bank amended Chapter XIV of the Compendium, which modified some of the then current regulations. Such modifications became effective on June 1, 1999. Under the amended Chapter XIV, foreign exchange transactions made under Chapter XIV, Title I of the Compendium as in effect before June 1, 1999 will continue to be governed by the regulations absent such modifications that, under such chapter, will be applicable to such transactions. Such issuers, however, had the right to request, within 120 days after June 1, 1999, that the Central Bank apply the new Chapter XIV regulations to their securities. The Central Bank then had the unilateral right to accept or deny such request and, upon acceptance, to determine the terms and conditions under which the new regulations will be applied.

The new Chapter XIV does not change the treatment of non-Chilean holders of convertible debentures. It does, however, allow the issuer to buy foreign currency in the foreign exchange market to make capital and interest payments on the debentures once the foreign currency received by the issuer from the international sale of the debentures has been brought to Chile and converted into pesos in the formal exchange markets.

On April 18, 2001 the Central Bank issued a new version of the Compendium of Rules on Foreign Exchange which modified Chapter XIV and revoked Chapter XXVI. According with the new regulation, access to the formal exchange market does not require a Central Bank prior approval. Nevertheless, old rules are still applicable for AES Gener’s ADS program (ADR Foreign Investment Contract).

On January 17, 2002 the Central Bank issued a new version of the Compendium of Rules on Foreign Exchange, which modified Chapter XIV in terms of facilitating its application. This new Compendium became effective on March 1, 2002.

E.    Taxation

Chilean Tax Considerations

The following discussion summarizes the principal Chilean tax consequences of acquiring debt securities and the ownership and disposition of debt securities and any shares into which convertible debt securities are converted or any ADRs representing such shares by an individual holder that is not domiciled or resident in Chile or by a legal entity that is not organized under the laws of Chile and does not have a permanent establishment in Chile (a “Foreign Holder”). For purposes of Chilean taxation, an individual holder is a resident of Chile if he has resided in Chile for more than six consecutive months in one calendar year or a total of more than six months, whether consecutive or not, in two consecutive years. A Chilean citizen generally will be treated as a domiciliary and resident of Chile for Chilean tax purposes unless such person can demonstrate the contrary.

Interest Payments and Redemption

Payments of interest and premium (including all amounts paid by AES Gener in excess of the issue price of the debt securities which, under Chilean income tax law, are deemed to be interest) with respect to the debt securities will be subject to a Chilean withholding tax at a rate of 4% (the “Chilean Interest Withholding Tax”) imposed on the date of payment.

Pursuant to the indentures that govern our convertible bonds, subject to specified exceptions and limitations, all payments made by AES Gener to the holders of the debt securities will be made free and clear of any withholding taxes imposed by Chile and, therefore, AES Gener will pay Additional Amounts to holders of debt securities in respect of the Chilean Interest Withholding Tax.

Taxation of Capital Gain on the Debt Securities

Although there is no direct authority on point and the issue is not free from doubt, any capital gains realized on the sale or other disposition by a Foreign Holder of the debt securities will not be subject to any Chilean taxes provided that such sales or other dispositions occur outside of Chile (except that, any premium payable on redemption of the debt securities will be treated as interest and will be subject to Chilean Interest Withholding Tax).

Conversion of Convertible Debt Security Into Shares

The conversion of the debt securities into shares is not subject to any Chilean taxes except to the extent of any cash received for fractional shares. Although there is no direct authority on point and the issue is not free from doubt, the tax basis of a Foreign Holder for the shares received in the conversion of convertible debt securities should be equal to the Foreign Holder’s tax basis in the convertible debt securities, reduced by any cash received for fractional shares.

Deposit and Withdrawal of Shares in Exchange for ADRs

The deposit and withdrawal of shares in exchange for ADRs is not subject to any Chilean taxes.

Taxation of Dividends

AES Gener is currently subject to income tax (the “First Category Tax”) which is imposed at a rate of 15%. Additionally, dividends paid by AES Gener with respect to shares held by a Foreign Holder are subject to Chilean withholding tax at a rate of 35% (the “Additional Tax”). The First Category Tax paid by AES Gener on its profits to which the dividends are attributable will be credited against the Additional Tax, although the credit will also increase the base upon which the Additional Tax is imposed. Consequently, dividends which are attributable to current profits will be subject to an effective dividend withholding tax rate of 23.5%, calculated as follows:

Company taxable income		100
First Category Tax (15% of Ch$100)(1)		(15)

Net distributable income		85
Dividend distributed by AES Gener		85
Additional Tax (35% of the sum of Ch$85 plus Ch$15 First Category Tax Paid)	(35)
Credit for First Category Tax	15

Net Additional Tax withheld		(20)

Net dividend received		65

Effective dividend withholding tax rate	20/85	23.5%

(1)	First Category Tax rate will be 16% in 2002, 16.5% in 2003 and 17% from 2004 onward. As a result of this change, the net distributable income and effective dividend withholding tax rate will decrease.

The foregoing tax consequences apply to cash dividends paid by AES Gener to the Depositary as representative of the holders of ADRs.

Dividend distributions made in property (other than shares) will be subject to the same Chilean tax rules as cash dividends. Stock dividends are not subject to Chilean taxation.

The exercise of preemptive rights relating to the shares will not be subject to Chilean taxes, but amounts received in exchange for the sale of such rights will be subject to Chilean taxation.

Taxation of Capital Gain on the Sale of Shares and ADRs

The Ruling is expected to provide that gain from the sale or other disposition of ADRs is not subject to any Chilean taxes, provided that such sale occurs outside of Chile.

Gain recognized on a sale or exchange of shares held by Foreign Holders will be subject to Chilean income taxes at an effective rate of 35% if either (i) the Foreign Holder has held the shares for less than one year since converting the convertible debt securities into shares or exchanging ADRs for shares or (ii) the Foreign Holder acquired and disposed of the shares in the ordinary course of its business or as a habitual trader of shares. In all other cases, gain on the disposition of shares will be subject to a Chilean tax imposed at a rate of 16%in 2002, 16.5% in 2003 and 17% from 2004 onwards.

Withholding Tax Certificates

Upon request, AES Gener will provide to Foreign Holders appropriate documentation evidencing the payment of the Chilean Interest Withholding Tax and the Additional Tax (net of the applicable First Category Tax).

United States Tax Considerations

The following discussion of certain United States federal income tax considerations deals only with investors who own the debt securities, who own or will receive on conversion of the convertible debt securities shares or ADRs evidencing ADSs as capital assets and whose functional currency is the U.S. dollar. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant and does not address the United States federal income tax consequences applicable to investors that are subject to special tax rules such as banks, dealers, traders, who elect to mark their investments to market, tax-exempt entities, insurance companies, persons that own (or are deemed to own for United States tax purposes) 10% or more of the voting stock of Gener or, except as described below, persons that are not U.S. Holders as defined below. In addition, it does not describe any tax consequences arising under the tax laws of any state, locality or foreign jurisdiction.

As used the term “U.S. Holder” means a beneficial owner of debt securities, shares or ADSs that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other business entity organized in or under the laws of the United States or any political subdivision thereof, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or that has another wise validly elected to be treated as a U.S. person or (iv) an estate the income of which is subject to United States federal income taxation regardless of its source. “Non-U.S. Holder” means any Holder that is not a U.S. Holder.

Tax Treaties

The United States is party to bilateral income tax treaties with certain countries. However, there is presently no income tax treaty between the United States and Chile

Taxation of Interest

Each U.S. Holder of a Note is required to report, as ordinary income, stated interest on debt securities in accordance with such holder’s method of accounting for United States federal income tax purposes. Thus, accrual method holders will report stated interest on debt securities as it accrues, and cash method holders will report stated interest when it is received or unconditionally made available for receipt.

A U.S. Holder may elect to amortize any “amortizable bond premium” relating to a debt security over the remaining term of the debt security. The amount of “amortizable bond premium” on a debt security is generally the excess of the purchase price of the debt security over the sum of all payments on the debt security other than stated interest (the “amount payable at maturity”). For this purpose however, the purchase price of a debt security is reduced by the value of the conversion feature inherent on the debt security (determined using any reasonable method), based on AES Gener’s ADR price on the date of the offering of convertible debt securities and the fact that it exceeds the conversion price for debt securities. AES Gener believes that the excess of the purchase price of debt securities over the amount payable at maturity is entirely attributable to the value of the conversion feature. Accordingly, no amount of bond premium should be amortizable. However, U.S. Holders are urged to consult their tax advisors regarding the application of these rules.

Payments of interest on debt securities will generally be subject to a Chilean Interest Withholding Tax of 4% (see “‘Chilean Tax Considerations”), which AES Gener will withhold from such payments. AES Gener has agreed, subject to specific exemptions and limitations, to make additional payments (the “Additional Amounts”) in respect of any Chilean withholding taxes imposed on payments of interest on the debt securities so that the Holders will be paid the amount they would have received if no Chilean withholding taxes were payable.

For United States federal income tax purposes, a holder must treat the gross amount of interest on debt securities and any Additional Amounts paid in respect of Chilean withholding taxes as interest income. The 4% Chilean Interest Withholding Tax will be treated as a foreign income tax eligible, subject to limitations and conditions, for credit against a holder’s United Stated federal income tax liability, or at the holder’s election, for deduction in computing the holder’s taxable income. Interest and Additional Amounts paid on debt securities generally will constitute foreign source “passive income” for United States foreign tax credit purposes.

The calculation of foreign tax credits involves the application of rules that depend on a holder’s particular circumstances. Holders of debt securities should consult their own tax advisors regarding the application of the foreign tax credit rules to interest income on debt securities.

Disposition of Debt Securities

In general, each U.S. Holder of debt securities will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of debt securities (but generally not upon conversion of debt securities into shares) measured by the difference (if any) between (i) the amount realized by such holder on the disposition (excluding amounts representing interest not previously included in income) and (ii) the holder’s adjusted basis in debt securities. Any gain or loss on the sale, exchange, redemption, retirement or other disposition of a debt securities will be capital gain or loss and will be long-term capital gain or loss if, at the time of disposition, the debt security had been held for more than one year (except that any gain will be ordinary income to the extent of accrued market discount). Any gain or loss (other than loss attributable to accrued but unpaid interest) on a disposition of debt securities will generally be from United States sources.

Conversion into Shares or ADS

Conversion.    In general, no gain or loss will be recognized for United States federal income tax purposes on a conversion of convertible debt securities into shares. However, cash paid in lieu of a fractional share will result in taxable gain (or loss) to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted tax basis of convertible debt securities allocable to such fractional share.

Basis and Holding Period.    The adjusted tax basis of shares received on conversion of debt securities will equal the adjusted tax basis on the debt securities converted, reduced by the portion of the adjusted tax basis allocated to any fractional share exchanged for cash. The holding period for shares received on conversion will include the period during which the converted debt securities were held.

Adjustment of Conversion Price.    The conversion ratio of debt securities is subject to adjustment under certain circumstances. Section 305 of the Code and the regulations issued thereunder may treat the holders of debt securities as having received a constructive distribution, resulting in ordinary income to the extent of AES Gener’s current and accumulated earnings and profits, if, and to the extent that, certain adjustments of the conversion ratio increase the proportionate interest of a holder of debt securities in the fully diluted shares, whether or not such holder exercises his conversion privilege. Moreover, if there is not a full adjustment of the conversion ratio of debt securities to reflect a stock dividend or other event increasing the proportionate interest of the holder of outstanding shares or ADSs in shares or ADSs, such event generally will be treated as a distribution to such holders, taxable as ordinary income.

Ownership of Shares or ADS

U.S. Holders may deposit their shares into our ADR facility. See “Description of American Depositary Receipts”. U.S. Holders of ADSs will be treated as owners of the shares underlying their ADSs. Accordingly, except as noted, the Unites States federal tax consequences discussed below apply equally to U.S. Holders of ADSs and shares.

Distributions.    In general, distributions (other than in liquidation) paid by AES Gener with respect to the shares into which debt securities are converted, will be taxed to a U.S. Holder as dividends to the extent that such distributions do not exceed AES Gener’s current and accumulated earnings and profits, regardless of whether such distributions are treated as a return of capital for non-tax purposes. Distributions paid by AES Gener will not be eligible for any dividends received deduction. To the extent that the amount of any distribution exceeds AES Gener’s current and accumulated earning and profits, the distribution will first be treated as a tax-free return of capital to the extent of the holder’s adjusted basis in the shares and will be applied against and reduce such basis (thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of shares or ADSs). To the extent that such distribution exceeds the holder’s adjusted basis, the distribution will be taxed as gain recognized on a sale or exchange of a capital asset.

The amount of the distribution will be measured by the amount of cash (converted into U.S dollars at the exchange rate in effect on the date of receipt by the Depositary, in the case of amounts paid in Chilean pesos) and the fair market value of any property other than cash distributed, and will also include the net amount of the Chilean Withholding Tax (after taking into account the credit for Chilean taxes imposed on AES Gener) withheld on the amount distributed. See “—Chilean Tax Considerations”. Distributions made in shares that are made as part of a pro-rata distribution to all shareholders of AES Gener generally will not be subject to United States federal income tax (except as noted under “Adjustment of Conversion Price”). Chilean pesos received as dividends will have a tax basis equal to their United States dollar value on the date of receipt. Any gain or loss on a subsequent disposition of Chilean pesos attributable to exchange rate changes generally will be ordinary gain or loss.

The net amount of Chilean Withholding Tax (after taking into account the credit for the Chilean taxes imposed on AES Gener) will be treated as foreign income tax eligible, subject to limitations and conditions for the U.S. foreign tax credit, or at the holder’s election, for deduction in computing the holder’s taxable income. Distributions paid by AES Gener on the shares generally will constitute foreign source “passive income” for United States foreign tax credit purposes.

The calculation of foreign tax credits involves the application of rules that depend on a holders particular circumstances. Holders of shares or ADSs should consult their own tax advisors regarding the application of the foreign tax credit rules to distributions made on the shares or ADSs.

Dispositions.    U.S. Holders will not recognize gain or loss on deposits or withdrawals of shares in exchange for ADSs. In general, each U.S. Holder of shares or ADSs will recognize gain or loss upon the sale, exchange, redemption or other disposition of the shares or ADSs (including a distribution in liquidation) measured by the difference (if any) between (i) the amount gained or lost by such holder on the disposition and (ii) the holder’s adjusted basis in the shares or ADSs. Any gain or loss on such sale, exchange, redemption or other disposition (including a distribution in liquidation) will be capital gain or loss and will be long-term capital gain or loss if, at the time of disposition, the shares or ADSs had been held for more than one year. Such gain or loss will generally be from United States sources, so that, in the case of dispositions of shares or ADSs, the foreign tax credit may not be available to reduce United States federal income tax on any such gain.

Non—U.S. Holders

Subject to the discussion of backup withholding below, payments of interest and Additional Amounts on debt securities and of dividends on shares or ADSs will be exempt from United States federal income tax, including withholding tax, if paid to a Non – U.S. Holder unless the holder has an office or other fixed place of business in the United States to which the interest or dividend income is attributable and such income is derived in the active conduct of a banking, financing or similar business within the United States or is received by a corporation whose principal business is the trading of stock or securities for its own account and certain other conditions are met.

A Non—U.S. Holder of debt securities, shares or ADSs will not be subject to United States federal income or withholding tax on gain realized on the sale or other disposition of debt securities, shares or ADSs, unless (i) such gain is effectively connected with the holder´s conduct of a trade or business within the United States, or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Backup Withholding and Information Reporting

In general, payments to a U.S. Holder of principal and interest (including Additional Amounts) on the debt securities, dividends on the shares or ADSs and the proceeds of a disposition of debt securities, shares or ADSs will be subject to U.S. information reporting requirements. In general, subject to certain exceptions, such payments will be subject to U.S. backup withholding tax if the U.S. Holder does not provide a taxpayer identification number or otherwise establish an exemption.

In general any such payments to a Non-U.S. Holder that are made by a U.S. office of a custodian or broker or that are otherwise paid or considered to be paid in the United States will be subject to U.S. information reporting requirements and, under certain circumstances, to a U.S. backup withholding tax, unless the holder certifies his or her non-U.S. status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) also applies to a payment of the proceeds of a sale of debt securities, shares or ADSs by a foreign office of a broker that (a) is a U.S. person, (b) is a U.S. controlled foreign corporation, (c) is a foreign person that derives at least 50% of his or her gross income from the conduct of a trade or business within the United States or (d) is a foreign partnership with certain connections to the United States, in each case unless the broker has documentary evidence in its records that the holder is a Non—U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

Foreign, State and Local Taxes.

Holders of debt securities may be liable for foreign, state and local taxes in the country, state, or locality in which they are resident or do business. Since the tax laws of each country, state, and locality may differ, each prospective investor should consult his or her own tax counsel with respect to any taxes other than U.S. Federal income taxes that may be payable as a result of an investment in the debt security, shares or ADSs.

THE ABOVE DISCUSSION IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IS STRONGLY URGED TO CONSULT HIS OR HER OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN DEBT SECURITIES, SHARES OR ADSs.

F.    Dividends and Paying Agents

Not Applicable

G.    Statement by Experts

Not Applicable

H.    Documents on Display

We are subject to the informational requirement of the Securities Exchange Act of 1934 and, in accordance with these requirements, file reports and information statements and other information with the Securities and Exchange Commission. These reports, information statements and other information filed by us with the Securities and Exchange Commission can be inspected and copied at the Public Reference Section of the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549, and at regional offices of the Securities and Exchange Commission located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can be obtained from the Public Reference Section of the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may also call at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

I.    Subsidiary Information

See Item 4.C of this annual report

Item 11     Quantitative and Qualitative Disclosure About Market Risk

We face primary market risk exposures in two categories: interest rate risk and exchange rate risk

We periodically review our exposure to risks arising from fluctuations in foreign exchange rates and interest rates and determine at our senior management level how to reduce such risks. We have entered into a limited number of derivative contracts for the purpose of hedging the interest rate risk that arises from certain liabilities. See Note 24 to the consolidated financial statements. We do not enter into derivative contracts related to fluctuations in interest rates or foreign exchange rates for purposes that are speculative in nature.

Interest Rate Risks

Of our long-term interest bearing debt on December 31, 2001, 94% was fixed rate and 6% was variable rate. All of our variable rate long-term debt was denominated in U.S. dollars and bore interest at rates tied to the London interbank offered rate, or “LIBOR”, the rates that banks in the London interbank market offer for U.S. dollar deposits of varying maturities. We have entered into a limited number of derivative contracts for the purpose of hedging approximately 98% of our variable-rate debt against fluctuations in LIBOR.

Our current interest rate exposure arises principally from the US$ 20 million ABN Amro credit facility of our subsidiary Energy Trade and the US$ 25 million Scotia Bank Sudamericano and Banco Crédito e Inversions credit facility of our subsidiary Energía Verde.

We do not hedge our Chilean peso-denominated debt against fluctuations in interest rates. All of such debt is fixed-rate, inflation-indexed, UF-denominated debt.

The following table summarizes the debt obligations and derivative instruments held by us at December 31, 2001. The table presents principal payment obligations in millions of Chilean pesos that exist by maturity date and the related weighted-average interest rates. The table also presents the notional amounts and effective interest rates by settlement date for our interest rate swaps. U.S. dollar-denominated liabilities and notional amounts have been converted to Chilean pesos based on the observed exchange rate as of December 31, 2001, which was U.S.$1.00 = Ch$ 654.79

Liabilities(1)	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Long-Term Debt
Bank loans
Variable Rate
(US$-denominated)	219,724	655	28,156	5,566	8,185	0	262,285	256,839
Weighted average interest rate	8.25%	4.09%	4.84%	4.09%	4.09%

Bonds
Fixed Rate
(Ch$-denominated)	5,557	0	0	0	97	17,564	23,218	25,274
Weighted average interest rate	5.63%	0.00%	0.00%	0.00%	7.50%	7.50%

(US$-denominated)	13,883	28,608	29,028	349,080	169,199	59,191	648,988	647,462
Weighted average interest rate	7.49%	7.49%	7.49%	6.17%	6.75%	7.69%

Interest Rate Swaps
Notional amount of variable to fixed (US$ denominated)	154,714	134,601	122,998	99,017	74,263	61,886	0	(8,311)
average pay rate	6.36%	6.36%	6.36%	6.36%	6.36%
average receive rate(2)	3.75%	3.75%	3.75%	3.75%	3.75%

(1)	This table does not include the reclassifications disclosed in Note 36.II.g
(2)	This rate is based on the 180-day LIBOR rate on the last day of settlement of the applicable interest rate.

Foreign Currency Exchange Rate Risks

As of December 31, 2001, approximately 98% of our long-term interest bearing debt was exposed to exchange rate fluctuations between the Chilean peso and the U.S. dollar. The remaining 2% was UF-denominated and therefore not subject to currency exchange rate risk.

We have not entered into any derivative contracts to limit our exposure to fluctuations between the Chilean peso and the U.S. dollar. Although node prices for electricity sales in Chile are quoted in Chilean pesos, the most significant components of the formula used to set such prices are based on U.S. dollars. We believe that such a formula mitigates in part the effect of U.S. dollar versus Chilean peso currency fluctuations.

This table presents principal payment obligations in millions of Chilean pesos by maturity date for U.S. dollar-denominated debt. U.S. dollar-denominated liabilities and notional amounts have been converted to Chilean pesos based on the observed exchange rate of December 31, 2001, which was U.S.$1.00 = Ch$ 654.79.

EXCHANGE RATES(1)

On Balance Sheet Financial Instruments

	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Long-Term Interest-Bearing Debt
Fixed Rate (US$)	13,883	28,608	29,028	349,080	169,199	59,191	648,988	647,462
Variable Rate (US$)	219,724	655	28,156	5,566	8,185	0	262,285	256,839

(1)	This table does not include the reclassifications disclosed in Note 36.II.g

Item 12     Description of Securities Other than Equity Securities

Not applicable

Part II

Item 13     Defaults, Dividend Arrearages and Delinquencies

In December 1996, our Colombian subsidiary Chivor, borrowed US$400 million under a five year bank credit facility, the net proceeds of which were used principally to finance a portion of the acquisition price of Chivor. The Chivor credit facility was secured by substantially all of Chivor’s assets, including accounts receivable, payments under contracts, funds held offshore, insurance proceeds, real property and its plant and equipment. On December 28, 2001, Chivor failed to pay when due approximately US$336 million principal amount of indebtedness for money borrowed pursuant the terms of the bank credit facility.

On May 31, 2002, Chivor reached an agreement for refinancing its debt of US$ 336 million, with the original bank syndicate led by Bank of America. This agreement, which involved 19 of the 20 members of the bank syndicate, specifies a new interest rate and amortization schedule and expires on December 31, 2006. The agreement stipulates that the refinancing will be structured under terms and conditions established under Chapter 11 of U.S. bankruptcy law—specifically in terms of a pre-packaged voluntary reorganization. The agreement assures the feasibility of the company and will not have any impact in its operations, which will continue without interruption, assuring the employees and lenders that they will continue to receive payments during the life of the agreement.

On July 6, 2002 a hearing regarding First Day Papers of Chivor was conducted in the United States Bankruptcy Court for the Southern District of New York. Pursuant to a court order, dates were scheduled in connection with the confirmation of Chivor’s prepackaged plan of reorganization. On August 13, 2002, Judge Burton R. Lifland in New York approved the financing restructuring plan. The confirmation of such plan gives Chivor a term extension up to December 2006, including a new payment schedule with interim payments. As of December 10, 2002 the outstanding amount of the debt under the approved Credit Agreement is approximately US$ 330 million. Additionally, a Support Agreement was contained in the Credit Agreement by which Energy Trade agreed to irrevocably and unconditionally pay Chivor for payment of the Credit Agreement, up to a maximum amount of US $50 million, if the outstanding amount of debt exceeds US$ 290 million and US$ 225 million, on March 31, 2004 and March 31, 2005, respectively. In the same Support Agreement, AES Gener agreed to irrevocably and unconditionally guarantee Energy Trade’s obligations. The corresponding agreements were signed on August 27, 2002.

There are no dividend arrearages.

Item 14     Material Modifications to the Rights of Security Holders and Use of Proceeds

To our knowledge, no one (i) has materially modified the instruments defining the rights of our shareholders or (ii) has modified materially or qualified the rights evidenced by our registered securities by issuing or modifying any other class of securities.

Item 15     Controls and Procedures

There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of such evaluation.

Item 16     (Reserved)

Item 17     Financial Statements

Not applicable

Item 18     Financial Statements

Refer to pages F-1 to F-118

For a discussion of the changes which were made to the unaudited consolidated financial statements contained in our original Annual Report and which are reflected in the audited consolidated financial statements contained in this amendment to our Annual Report, see “SPECIAL NOTE WITH RESPECT TO FINANCIAL STATEMENTS IN THIS ANNUAL REPORT” on page 4 herein.

Item 19     Exhibits

1.	Current By-laws (estatutos) of Registrant as amended.(7) (unofficial English translation)

2.(a).

Form of Deposit Agreement dated as of July 18, 1994 among the Registrant, Citibank, N.A. as Depositary, and the holders from time to time of American Depositary Receipts issued thereunder, including the Form of American Depositary Receipt.(2)

Form of Foreign Investment Contract among Registrant, Citibank, N.A., and the Central Bank of Chile relating to the foreign exchange treatment of the investment in ADSs.(3)

Form of Modification.(4)

Central Bank Chapter XXVI (published on June 28, 1990).(4)

Central Bank Chapter XIV.(5)

2.(b)	Form of Indenture dated as of January 26, 1996, between the Registrant and the Chase Manhattan Bank, as trustee.(5)

Form of Indenture dated as of June 23, 1999, between the Registrant and the Bank of New York, as trustee.(6)

4.(b)	Electricity Sales Contract between Gener S.A. and Chilectra S.A.(3)

Addendum No. 5 to Electricity Sales Contract between Gener S.A. and Chilquinta Energía S.A.(2)

Purchase Contract between Chilgener S.A. and ISAGEN S.A. E.S.P. dated as of December 20, 1996.(4)

Credit Agreement among Chivor S.A. E.S.P., various financial institutions, Bank of America National Trust and Savings Association and BANCAMERICA Securities Inc.(4)

Purchase and Sale Agreement by and between Gener S.A. and Total Gas and Power Ventures dated as of March 2, 2001.(6)

Amendment of Purchase and Sale Agreement by and between Gener S.A. and Total Gas and Power Ventures dated as of July 16, 2001.(7)

8.	List of Subsidiaries.(7)

99.0	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Sarbanes-Oaxley Act of 2002.(1)

(1)	Filed herewith.
(2)	Incorporated by reference from the Registrant’s Registration Statement on Form F- 6, Registration No. 33-80778, previously filed with the Commission.
(3)	Incorporated by reference from the Registrant’s Registration Statement on Form F-3, Registration No. 33-80776, previously filed with the Commission.
(4)	Incorporated by reference from the Registrant’s Registration Statement on Form F-3, Registration No. 333-7056, previously filed with the Commission.
(5)	Incorporated by reference from the Registrant’s Registration Statement on Form F-3, Registration No. 333-00206, previously filed with the Commission.
(6)	incorporated by reference from the Registrant’s Registration Statement on Form F-3, Registration No. 333-8934, previously filed with the Commission.
(7)	Incorporated by reference from the Registrant’s Registration Statement on Form 20-F, Registration No.001-13210, previously filed with the Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AES GENER S.A.

By:	/S/ FRANCISCO CASTRO C.
Name:	Francisco Castro C.
Title:	Chief Financial Officer

April 16, 2003

CERTIFICATIONS

I, Felipe Cerón, Chief Executive Officer of AES Gener S.A., certify that:

1.	I have reviewed this annual report on Form 20-F of AES Gener S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

Date:  April 16, 2003

/S/ FELIPE CERÓN
Felipe Cerón Chief Executive Officer

CERTIFICATIONS

I, Francisco Castro, Chief Financial Officer of AES Gener S.A., certify that:

1.	I have reviewed this annual report on Form 20-F of AES Gener S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

Date:  April 16, 2003

/S/ FRANCISCO CASTRO
Francisco Castro Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

AES Gener S.A.

We have audited the accompanying consolidated balance sheet of AES Gener S.A and subsidiaries as of December 31, 2001 and the related consolidated statements of income and cash flows for the year then ended. These consolidated financial statements (including the corresponding notes) are the responsibility of AES Gener S.A.’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet of AES Gener S.A. (former Gener S.A.) as of December 31, 2000 and the related consolidated statements of income and cash flows for the years ended December 31, 2000 and 1999 were audited by other auditors whose report, dated February 28, 2001 (except for Note 36 for which the date is July 24, 2002), expressed an unqualified opinion on those statements and included two explanatory paragraphs, one describing the accounting changes disclosed in Note 2 concerning the adoption of new procedures for the recognition of deferred income taxes and the amortization of its seismic database, and the other one to emphasize that the consolidated financial statements for each of the two years ended December 31, 2000 are prepared in accordance with accounting principles generally accepted in Chile and that the differences to conform with accounting principles generally accepted in the United States of America are disclosed in Note 36, as restated.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of AES Gener S.A. and subsidiaries as of December 31, 2001 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income expressed in Chilean pesos for the year ended December 31, 2001 and the determination of shareholders’ equity, also expressed in Chilean pesos, at December 31, 2001 to the extent summarized in Note 36 to the consolidated financial statements.

As mentioned in Note 9 (n), AES Gener S.A. has direct and indirect investments in five subsidiaries and one investee in Argentina, whose financial statements reflect total assets and revenues constituting 15.29% and 13.58%, respectively, of the corresponding consolidated totals of AES Gener S.A. Due to the economic situation of Argentina and considering the effects of the application of the Public Emergency Law mentioned in Note 35 (b), these subsidiaries and this investee are exposed to situations that could affect the value of their assets, liabilities and equity and that raise doubts about their ability to continue as going concerns. The present financial statements do not include adjustments which might arise from the solutions to these problems.

DELOITTE & TOUCHE

Santiago, Chile

March 12, 2002, except for Note 36 for which the date is December 10, 2002

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of

AES Gener S.A. (formerly Gener S.A.) and its subsidiaries

We have audited the accompanying consolidated balance sheet, of AES Gener S.A. and subsidiaries (“the Company”) as of December 31, 2000 and the related consolidated statements of income and cash flows for each of the two years in the period ended December 31, 2000, all expressed in thousands of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of the consolidated subsidiaries Merchant Energy Group of the Americas Inc. (“MEGA”), Chivor S.A. E.S.P. (“Chivor”), and Carbones Colombianos del Cerrejón S.A. for the year ended December 31, 1999, which statements reflect total revenues of ThCh$ 97,606,716; or the financial statements of the consolidated subsidiary Chivor as of and for the year ended December 31, 2000, which statements reflect total assets of ThCh$ 400,510,773 and total revenues of ThCh$ 63,677,013 of the related consolidated totals. In addition, we did not audit the financial statements of the equity method investments Hidroneuquén S.A., MEGA, Empresa de Generación Itabo S.A., and CDEC-SIC Limitada with an aggregate net investment of ThCh$147,173,144 as of December 31, 2000 and an aggregate equity participation in net income of ThCh$ 1,700,809 and net loss of ThCh$ 765,552 for the years ended December 31, 1999 and 2000, respectively. Those statements were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements, referred to above present fairly, in ah material respects, the financial position of Gener SA. and subsidiaries as of December 31, 2000 and the results of their operations and cash flows for the two years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected consolidated shareholder’s equity as of December 31, 2000, and the consolidated results of operations for each of the two years in the period ended December 31, 2000, to the extent summarized in Note 36, as restated, of the Notes to the consolidated financial statements.

As explained in Note 2 to the financial statements, beginning in 2000, the Company and its subsidiaries adopted the new procedures for the recognition of deferred income taxes as prescribed by Technical Bulletin No. 60 issued by the Chilean Association of Accountants and changed the method of amortization of its seismic database.

ERNST & YOUNG CHILE LIMITADA

Santiago, Chile February 28, 2001

(except for Note 36 for which the date is July 24, 2002)

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of

Merchant Energy Group of the Americas, Inc.

In our opinion, the balance sheets and the related statements of operations, stockholders’ equity and of cash flows (not included herein) present fairly, in all material respects, the financial position of Merchant Energy Group of the Americas, Inc. (the Company) at December 31, 2000 arid 1999 and its results of operations and cash flows for the years then ended as presented in United States Dollars and in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’ s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

February 27, 2001

INDEPENDENT AUDlTORS’ REPORT

To the Stockholders of

Chivor S.A. E.S.P.

1.	We have audited the balance sheets of Chivor S.A. E.S.P as of December 31, 2000 and 1999 and the related statements of income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chivor SA. E.S.P. as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in Chile and the standards of the Superintendency of Securities and Insurance of Chile.

4.	As explained in Note 3 to the financial statements, the Company changed its accounting method for income taxes by recognizing deferred taxes according to generally accepted accounting principles contained in Technical Bulletin N0 60 of the Colegio de Contadores de Chile A.G.

5.	The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern. However, as mentioned in Note 29 to the financial statements, in December 2001 the Company failed to comply with the payment of its obligations established in the Credit Agreement entered into with the Bank of America N.A., dated December 30, 1996 The Company has initiated a restructuring process of these obligations, accepting the mechanisms established in the US Bankruptcy Act (Chapter 11). The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

DELOITTE & TOUCHE

Bogota, Colombia

July 24, 2002.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of

Carbones Colombianos del Cerrejon S.A.

January 14, 2000

1.	We have audited the accompanying statements of income and of cash flows of Carbones Colombianos del Cerrejon S.A. for the year ended December 31, 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. We have not audited the financial statements of Carbones Colombianos del Cerrejon for any period subsequent to December 31,2000.

3.	In our opinion, the statements of income and of cash flow referred to above present fairly, in all material respects, the results of the operations and the cash flows of Carbones Colombianos del Cerrejon SA for the year ended December 31, 1999 in conformity with generally accepted accounting principles in Chile.

4.	The accompanying statements of and of cash flows have been prepared considering that the Company will continue operating as a going concern. As explained in Note 27 to the financial statements, at December 31, 1999, the Company shows accumulated losses of MS$ 5,409,564, which exceed 50% of the paid-in capital; therefore the Company is considered technically bankrupt according to Article 457 of the Colombian Code of Commerce. The measures instructed by the Shareholders to be taken by the Company’s management are described in Note 27. The financial statements do not include any adjustments, that might result from the outcome of this uncertainty.

PRICEWATERHOUSECOOPERS

INDEPENDENT AUDlTORS’ REPORT

To the Chairman and Director of

Hidroneuquén Sociedad Anónima

1.	We have audited the special consolidated balance sheets of Hidroneuquén Sociedad Anónima and its subsidiary, Hidroeléctrica Piedra del Aguila S.A., as of December 31, 2000 and 1999 and the related special consolidated statements of income and changes in shareholders’ equity for the years then ended (not submitted herewith). These special consolidated financial statements (which include the related Notes 1 through 22) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these special consolidated financial statements based on our audit.

2.	We conducted our audit in accordance with auditing standards generally accepted in the United States of América. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	As explained in Note 1 to the special consolidated financial statements, such special consolidated financial statements have been prepared for purposes of incorporation into the financial statement of one of the shareholders by the equity method. Accordingly, management has decided not to include the special consolidated statements of cash flows which are required by accounting principles generally accepted in Chile.

4.	In our opinion, except that the omission of the special consolidated statement of cash flows results in an incomplete presentation as explained in the preceding paragraph, the special consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hidroneuquén Sociedad Anónima and subsidiary at December 31, 2000 and 1999 and the results of their operations for the years then ended, in conformity with accounting principles generally accepted in Chile.

5.	As further described in note 19 b) and c) the Board of Directors understands that the final resolution of the royalty related claims of the Neuquén province, will not require significant adjustments. The effect of these issues, if any, in the financial statement will only be determined upon the resolution of the outstanding matters.

6.	As further described in note 21, the ultimate recoverability of the other non current assets is dependant upon the resolution of the outstanding controversy or the generation of an amount large enough of taxable earnings before the expiration of the tax credits.

7.	As explained in note 5 to the financial statements, the Company has applied for the first time the Technical Bulletin 60 regarding accounting for income tax and deferred income taxes.

8.	We have performed an audit of the financial statements of Hidroneuquén, and subsidiary in accordance with auditing standards generally accepted in Argentina as of the year ended on December 31, 2001, to comply with Argentine Laws and Regulations in force (“the statutory financial statements prepared on the basis of Argentine GAAP”). Our report dated March 7, 2002 emphasized the following matters:

•	The final resolution of the claims described above in paragraph 5

•	The ultimate recoverability of the other non current asset described above in paragraph 6

•	The effect of devaluation and potential additional regulations mentioned below in paragraph 9b) upon the level of revenues, expenses and the financial position of the Company

9.	We have not audited in accordance with international generally accepted auditing standards, financial statements of Hidroneuquén S.A. and subsidiary prepared on the basis of Chilean GAAP, for any period subsequent to December 31, 2000. However, we have become aware that subsequent lo January 19, 2001:

a)	The Federación Argentina de Trabajadores de Luz y Fuerza (the ”union”) and the Dirección Provincial de Rentas (Provincial Revenue Department) of the Neuquén Province filed certain claims for approximately US$ 2,000,000 against the company that, as of the date of this report remain unconcluded. The Board of Directors understands that the recording of a provision is not required.

b)	On January 6, 2002 the National Government decided the end of the convertibility between the Argentine Peso and the U.S. dollar and established a free exchange market system.

Later on, several supplementary rules were passed, which include the “Pesification”—mandatory conversion of foreign currency denominated balances—at the rate of $1.00 to U$S 1.00 of local debts with banks, and all payable obligations arising from private contracts. This pesification was extended to the public work contract price and public utility rates, freezing such rates by revoking indexatory clauses.

Since the National Government is still analyzing potential additional changes, other measures could be released that might change the aforesaid.

As of the date of this report, the exchange rate is $3.60 per U$S1.00.

The Board of Directors informed that the current economic crisis affects the market in which Hidroeléctrica Piedra del Aguila S.A. operates. The measures resulting from Public Emergency and Exchange System Reform Act No. 25,561/02 and relevant subsequent decrees materially changed the electricity market, where the company has “pesified” revenues while part of its expenses and a significant portion of its debt are denominated in US dollars.

The Members of the Board of Directors consider that the future effects of the economic crisis on the Company’ s financial condition and results cannot be determined, and that the current price level would not allow the generation of enough finds to cover the financial services and the payment of the principal due in the short term.

The Company’s Management is continuously evaluating the impacts that such economic measures could have on its financial condition (including the recoverable value of non-current assets and the maturity of liabilities presently classified as long term) as well as the results of its operations.

Finally, the Board of Directors has recently announced that the operating Company would not pay the accrued interest and principal installment due on June 30, 2002. Furthermore, they have also informed about the appointment of a financial advisor to deal with the forthcoming debt restructuring.

Buenos Aires, Argentina, January 19, 2001

except for paragraphs 8 and 9 of this report

for which the date is July 24, 2002

DELOITTE & Co. S.R.L.

Héctor A. Maggi (Partner)

CONTADOR PUBLICO U.B.A.

C.P.C.E. DE LA CAP. FED.

TOMO 87—FOLIO 63

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Empresa Generadora de Electricidad ITABO, S. A.

We have audited the balance sheets of Empresa Generadora de Electricidad ITABO, S. A., as of December 31, 2000 and 1999, and the related statements of income for the year ended December 31, 2000 and for the period from September 8 (beginning of operations) to December 31, 1999. These financial statement are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The financial statements were prepared in order for them to be used by one of the shareholders, who will record its interest under the equity method of accounting and therefore do not include the related statement of cash flows, that is required by the accounting principles generally accepted in Chile.

In our opinion, except for the omission from the financial statements of the statements of cash flows described in the preceding paragraph, which results in an incomplete presentation, such financial statements present fairly, in all material respects, the financial position of Empresa Generadora de Electricidad ITABO, S. A. at December 31, 2000 and 1999, and the results of its operations for the year ended December 31, 2000 and for the period from September 8, (beginning of operations) to December 31, 1999, in conformity with accounting principles generally accepted in Chile.

DELOITTE & TOUCHE

Fernández, Santos, González & Asociados

July 24, 2002

INDEPENDENT AUDITORS’ REPORT

To the Partners of

Centro de Despacho Económico de Carga del Sistema Eléctrico Interconectado Central CDEC-SIC Ltda.

We have audited the accompanying balance sheets of Centro de Despacho Económico de Carga del Sistema Eléctrico Interconectado Central CDEC-SIC Ltda. at December 31, 2000 and 1999, and the related statements of income and of cash flows for the year ended December 31, 2000 and the period of 214 days ended December 31, 1999. These financial statements (including the related notes) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Centro de Despacho Económico de Carga del Sistema Eléctrico Interconectado Central CDEC-SIC Ltda. at December 31, 2000 and 1999 and the results of its operations and its cash flows for the year ended December 31, 2000 and the period of 214 days ended December 31, 1999, in conformity with accounting principles generally accepted in Chile.

DELOITTE & TOUCHE

July 24, 2002

Jorge R. Rodríguez

ITEM 18.    FINANCIAL STATEMENTS AND EXHIBITS

CONSOLIDATED FINANCIAL STATEMENTS OF AES GENER S.A. AND SUBSIDIARIES

Contents

Cover note	F –11
Consolidated balance sheets as of December 31, 2000 and 2001	F –12
Consolidated statements of income for the years ended December 31, 1999, 2000 and 2001	F –14
Consolidated statements of cash flow for the years ended December 31, 1999, 2000 and 2001	F –15
Notes to the consolidated financial statements	F –17

Ch$	Chilean pesos
ThCh$	Thousands of Chilean pesos
US$	United States dollars
ThUS$	Thousands of United States dollars
Col$	Colombian pesos
Arg$	Argentine pesos
UF	Unidad de Fomento (An inflation-indexed, peso-denominated monetary unit. The UF is set daily in advance on changes in the previous month’s consumer price index)

For a discussion of the changes which were made to the unaudited financial statements contained in our original Annual Report and which are reflected in the audited financial statements contained in this amendment to our Annual Report, see “SPECIAL NOTE WITH RESPECT TO FINANCIAL STATEMENTS IN THIS ANNUAL REPORT” on page 2 herein.

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001 and thousands of US dollars)

	As of December 31,
	2000	2001	2001
	ThCh$	ThCh$	ThUS$
ASSETS
Current assets
Cash	8,202,543	43,171,250	65,931
Time deposits, including restricted cash of ThCh$4,295,321 in 2001 (Note 3)	60,574,896	16,634,844	25,405
Marketable securities	753,976	1,583,571	2,418
Trade accounts receivable, net of allowance for doubtful accounts of ThCh$2,344,022 and ThCh$3,477,442 respectively (Note 13)	63,483,548	30,799,516	47,037
Miscellaneous accounts receivable, net of allowance for doubtful accounts of ThCh$70,538 and ThCh$91,092 respectively (Note 13)	23,814,689	8,208,116	12,535
Accounts and notes receivable from related companies (Note 23)	2,949,785	281,364	430
Inventories (Note 4)	25,136,127	25,721,288	39,282
Recoverable taxes, net (Note 5)	4,783,644	254,125	388
Deferred taxes (Note 15)	273,079	3,938,592	6,015
Prepayments	3,028,159	4,230,589	6,461
Other current assets (Note 7)	17,281,230	16,753,585	25,586

Total current assets	210,281,676	151,576,840	231,488

Property, plant and equipment (Note 8)
Land	28,551,414	8,080,197	12,340
Constructions and infrastructure	798,035,930	771,756,616	1,178,632
Machinery and equipment	1,355,565,017	951,182,610	1,452,653
Other property, plant and equipment	27,735,867	12,532,044	19,139
Technical revaluation	40,784,455	40,631,207	62,052
Accumulated depreciation	(543,281,214)	(475,014,525)	(725,446)

Net property, plant and equipment	1,707,391,469	1,309,168,149	1,999,370

Other non-current assets
Investments in related companies (Note 9)	221,361,109	120,674,572	184,295
Goodwill (Note 10)	15,278,556	13,943,711	21,295
Negative goodwill (Note 10)	(59,479,723)	—	—
Long-term accounts receivable (Note 13)	10,428,443	9,149,236	13,973
Long-term receivables from related companies (Note 23)	32,563,221	172,984,845	264,184
Intangibles (Note 11)	26,287,092	8,033,782	12,269
Accumulated amortization of intangibles (Note 11)	(11,107,772)	(3,775,615)	(5,766)
VAT account receivable	47,680,947	31,082,497	47,469
Other (Note 12)	50,746,674	39,160,095	59,806

Total other non-current assets	333,758,547	391,253,123	597,525

TOTAL ASSETS	2,251,431,692	1,851,998,112	2,828,383

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001 and thousands of US dollars)

	As of December 31,
	2000	2001	2001
	ThCh$	ThCh$	ThUS$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term bank liabilities (Note 16)	63,107,991	26,302,507	40,169
Short-term portion of long-term bank liabilities (Note 16)	223,186,120	224,736,748	343,220
Bonds payable (Note 21)	78,327,578	30,683,718	46,860
Short-term portion of long-term liabilities, net (Note 18)	10,638,711	10,087,593	15,406
Dividends payable	67,146	65,260	100
Trade accounts and notes payable (Note 14)	57,190,561	50,777,868	77,548
Accounts and notes payable to related companies (Note 23)	3,439,303	2,358,939	3,603
Provisions (Note 19)	8,351,490	12,377,337	18,903
Withholding taxes	2,195,318	700,097	1,069
Income taxes	3,654,066	—	—
Unearned income	32,084,139	—	—

Total current liabilities	482,242,423	358,090,067	546,878

Long-Term Liabilities
Long-term bank liabilities (Note 17)	129,502,477	45,566,221	69,589
Bonds payable (Note 21)	609,407,317	652,765,904	996,909
Notes payable (Note 18)	8,288,517	9,214,509	14,072
Provisions (Note 19)	11,677,693	15,608,801	23,838
Deferred taxes (Note 15)	6,372,551	8,302,993	12,680
Other (Note 18)	42,594,231	38,802,211	59,259

Total long-term liabilities	807,842,786	770,260,639	1,176,347

Contingencies and Commitments (Note 25)

Minority Interest (Note 30)	101,130,858	7,573,447	11,566

Shareholders’ Equity (Note 22)
Paid-in capital; 7,981,108,657 shares authorized as of December 31, 2000 and 2001, 5,672,737,898 and 5,672,752,777 shares issued and outstanding as of December 31, 2000 and 2001, respectively; no par value	635,022,392	635,023,898	969,813
Share premium	28,390,128	28,391,186	43,359
Other reserves	109,173,333	47,970,242	73,260
Subsidiary development stage deficit	(691,040)	(118,387)	(181)
Future dividends reserve	26,889,030	8,942,067	13,656
Retained earnings	62,123,204	892,307	1,363
Net income (loss) for the year	2,274,990	(5,027,354)	(7,678)
Interim dividends	(2,966,412)	—	—

Total Shareholders’ Equity	860,215,625	716,073,959	1,093,592

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,251,431,692	1,851,998,112	2,828,383

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001 and thousands of US dollars)

	For the year ended December 31,
	1999	2000	2001	2001
	ThCh$	ThCh$	ThCh$	ThUS$
Operating results:
Operating revenue (Note 27)	476,784,408	455,314,499	347,009,311	529,955
Operating expense (Note 28)	(349,607,612)	(348,055,474)	(247,618,788)	(378,165)
Gross profit	127,176,796	107,259,025	99,390,523	151,790

Administration and sales costs (Note 28)	(40,812,591)	(26,976,554)	(29,149,226)	(44,517)

Operating Income	86,364,204	80,282,471	70,241,297	107,273

Non-operating results
Financial income (Note 29)	7,354,475	12,917,099	16,920,233	25,840
Equity share in net income of related companies (Note 29)	6,317,389	8,634,240	8,210,501	12,539
Other non-operating income (Note 29)	32,611,794	39,287,773	76,631,340	117,032
Equity share in net loss of related companies (Note 29)	(2,432,945)	(7,773,089)	(7,664,556)	(11,705)
Amortization of goodwill (Note 10)	(811,026)	(883,688)	(1,100,603)	(1,681)
Financial expense (Note 29)	(57,414,002)	(78,987,924)	(71,421,159)	(109,075)
Other non-operating expenses (Note 29)	(25,075,048)	(43,034,454)	(62,878,343)	(96,028)
Price-level restatement (Note 1(b))	(12,889,797)	(4,198,552)	(24,709,828)	(37,737)

Non-operating loss, net	(52,339,160)	(74,038,595)	(66,012,415)	(100,815)

Income before income taxes and minority interest	34,025,044	6,243,876	4,228,882	6,458
Income taxes (Note 15)	(10,783,536)	(2,402,091)	(9,793,112)	(14,956)
Minority interest (Note 30)	(17,443,529)	(4,742,388)	(1,586,881)	(2,423)
Amortization of negative goodwill (Note 10)	1,134,955	3,175,593	2,123,757	3,243

Net income (Loss)	6,932,934	2,274,990	(5,027,354)	(7,678)

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001 and thousands of US dollars)

	For the year ended December 31,
	1999	2000	2001	2001
	ThCh$	ThCh$	ThCh$	ThUS$
Cash Flow from operating activities
Collection of accounts receivable	1,538,378,995	556,884,156	328,540,444	501,749
Financial income received	5,583,333	5,902,589	18,186,205	27,774
Dividends and other distributions received	2,858,120	8,541,501	9,279,345	14,171
Other income received	5,572,495	14,356,948	8,814,738	13,462
Payment to suppliers and personnel	(1,340,490,226)	(389,278,816)	(230,474,820)	(351,983)
Financial expenses	(63,434,585)	(82,156,811)	(67,141,811)	(102,539)
Payment for income taxes	(6,577,655)	(188,391)	(57,448)	(88)
Other expenses	(6,339,826)	(15,869,961)	(12,923,370)	(19,737)
VAT and other similar items paid	(14,507,458)	(20,953,337)	(30,621,039)	(46,765)

Net cash provided by operating activities	121,043,193	77,237,878	23,602,244	36,044

Cash Flow from financing activities
Proceeds from issuance of shares	18,448	558,459	—	—
Borrowings from Banks and others	187,486,544	164,256,360	111,043,076	169,586
Proceeds from issuance of bonds	90,624,248	16,948,943	—	—
Dividends paid	(34,275,273)	(8,089,124)	(148,396,793)	(226,633)
Repayment of loans	(360,901,908)	(188,837,467)	(108,172,275)	(165,201)
Repayment of bonds	(9,451,521)	(9,442,660)	(6,213,417)	(9,489)
Payment of costs associated with issuance of shares	—	(19,301)	—	—
Payment of costs associated with issuance of bonds	(5,041,359)	(241,908)	—	—
Other financing activities	(263)	(4,503)	—	—

Net cash used in financing activities	(131,541,084)	(24,871,201)	(151,739,409)	(231,737)

Cash flow from investing activities
Sales of property, plant and equipment	666,811	246,162	217,824	333
Sales of financial instruments	70,377,038	35,894,839	32,005,991	48,880
Sales of permanent investments	52,821,441	43,109,014	289,176,376	441,632
Proceeds from other loans to related companies	10,017,831	692,880	28,842,540	44,049
Other investment revenues	405,050	2,140,676	—	—
Acquisition of fixed assets	(63,210,727)	(44,243,500)	(21,861,177)	(33,387)
Payment of capitalized interest	(12,120,946)	(2,418,084)	(632,760)	(966)
Permanent investments	(124,398,586)	(4,345,666)	(5,544,350)	(8,467)
Investment in financial instruments	(58,691,346)	(55,826,389)	(25,832,269)	(39,451)
Other loans to related companies	(18,843,644)	(2,676,307)	(171,193,374)	(261,448)
Other investing activities	(1,866,633)	(3,900,708)	(271,501)	(415)

Net cash provided by (used in) investing activities	(144,843,711)	(31,327,083)	124,907,300	190,760

Net increase (decrease) in cash and cash equivalents before the effects of price-level restatement	(155,341,602)	21,039,594	(3,229,865)	(4,933)
Price-level restatement of cash and cash equivalents	1,627,906	129,824	1,539,911	2,352

Net increase (decrease) in cash and cash equivalents	(153,713,696)	21,169,418	(1,689,954)	(2,581)
Cash and cash equivalents at beginning of year	190,581,384	44,243,053	65,412,471	99,898

Cash and cash equivalents at end of year	36,867,688	65,412,471	63,722,517	97,317

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2001 and thousands of US dollars)

RECONCILIATION BETWEEN NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES AND NET INCOME FOR THE YEAR

	For the year ended December 31,
	1999	2000	2001	2001
	ThCh$	ThCh$	ThCh$	ThUS$
Net income (Loss)	6,932,934	2,274,990	(5,027,354)	(7,678)
(Gain) loss on sales of fixed assets	66,905	(233,439)	(216,453)	(331)
Gain on sale of investments	(6,692,810)	(17,452,157)	(69,610,590)	(106,310)
Loss on sale of investments	—	—	27,926,364	42,649

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	53,526,567	55,005,047	45,132,329	68,926
Amortization of intangibles	3,681,789	2,036,104	7,247,784	11,069
Provisions and write–offs	8,719,185	7,759,845	15,905,548	24,291
Equity share in net income from investment in related companies	(6,317,389)	(8,634,240)	(8,210,501)	(12,539)
Equity share in net loss from investment in related companies	2,432,945	7,773,089	7,664,556	11,705
Amortization of goodwill	811,026	883,688	1,100,603	1,681
Amortization of negative goodwill	(1,134,955)	(3,175,593)	(2,123,757)	(3,243)
Net price-level restatement	12,889,797	4,198,552	24,709,828	37,737
Others credits to income that do not represent cash flow	(16,580,378)	(18,542,664)	(2,005,346)	(3,063)
Others debits to income that do not represent cash flow	7,989,494	26,057,485	7,805,684	11,921

Change in operating assets
(Increase) decrease of accounts receivable	(29,611,017)	(8,148,266)	2,630,705	4,018
(Increase) decrease of inventories	1,562,915	(5,822,104)	(5,336,731)	(8,150)
(Increase) decrease of other assets	11,862,406	(3,969,325)	(4,293,144)	(6,557)

Change in operating liabilities
Increase (decrease) of accounts payable to related companies	38,219,380	5,236,411	(26,137,828)	(39,918)
Increase of interest payable	2,735,584	3,255,463	2,620,989	4,003
Net increase of income taxes payable	895,445	6,428,432	5,465,174	8,346
Increase (decrease) of other accounts payable related to non-operating Activities	8,472,341	10,619,613	(1,980,310)	(3,024)
Increase (decrease) of other similar payables, net of VAT	3,137,500	6,944,559	(1,252,187)	(1,912)
Minority interest in net income	17,443,529	4,742,388	1,586,881	2,423

Net cash provided by operating activities	121,043,193	77,237,878	23,602,244	36,044

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Organization	and Basis of Presentation

AES Gener S.A. (“Gener”) and its subsidiaries (collectively referred to as the “Company”) are engaged in the generation and sale of electricity both within Chile and internationally, shipping and port services (until August 2001), the production of fuels (until July 2001), and engineering services and other services both internally and externally. AES Gener S.A. consolidates its financial statements with those of the Companies detailed below, eliminating any intercompany transactions and balances between related companies:

	Percentage Of Participation
	31/12/2000		31/12/2001
Name Of Company	Total	Direct	Indirect	Total
PETROLEOS, ASFALTOS Y COMBUSTIBLES S.A.	97,9000	97,9000	0,0000	97,9000
ENERGIA VERDE S.A.	99,9800	99,9900	0,0000	99,9900
NORGENER S.A.	99,9900	99,9900	0,0000	99,9900
SOCIEDAD ELECTRICA SANTIAGO S.A.	75,0000	51,0000	39,0000	90,0000
NEW CARIBBEAN INVESTEMENT S.A.	50,0100	49,9800	0,0300	50,0100
GENER COLOMBIA S.A.	100,0000	94,6300	5,3700	100,0000
GENER INTERNACIONAL S.A.	100,0000	99,9000	0,1000	100,0000
ENERGY TRADE & FINANCE CORPORATION	100,0000	100,0000	0,0000	100,0000
CHIVOR S.A. E.S.P.	99,9800	0,0000	99,9800	99,9800
GENER BLUE WATER ISLAS CAIMAN	100,0000	0,0000	100,0000	100,0000
INVERSIONES TERMOENERGIA CHILE LTDA.	99,9800	0,0000	99,9900	99,9900
GENER ARGENTINA S.A.	100,0000	99,9900	0,0100	100,0000
TERMOANDES S.A.	100,0000	0,0000	100,0000	100,0000
INTERANDES S.A.	100,0000	0,0000	100,0000	100,0000
SERVICIO TECNICO DE GENERACION S.A.	100,0000	0,0000	0,0000	0,0000
ECOGENER	51,0000	0,0000	0,0000	0,0000
EXPLOTACIONES SANITARIAS	51,0000	0,0000	0,0000	0,0000
SERVICIO DE ASISTENCIA TECNICA S.A.	99,9900	99,9900	0,0000	99,9900
CENTRAL PUERTO S.A.	63,9400	0,0000	0,0000	0,0000
PUERTO VENTANAS S.A.	69,9700	0,0000	0,0000	0,0000
NAVIERA VENTANAS S.A.	69,8600	0,0000	0,0000	0,0000
DEPOSITO ADUANERO VENTANAS S.A.	69,1700	0,0000	0,0000	0,0000
AGENCIA MARITIMA ACONCAGUA S.A.	69,0900	0,0000	0,0000	0,0000
PACSA AGENCIA DE NAVES S.A.	69,8600	0,0000	0,0000	0,0000
PACSA NAVIERA S.A.	69,8500	0,0000	0,0000	0,0000
NOVAGAS GEN DE CHILE S.A.	0,0000	0,0000	99,9900	99,9900
NOVAGAS ANDES POWER LIMITED (ISLAS CAYMAN)	0,0000	0,0000	100,000	100,0000
OILGENER INC. U.S.A.	100,0000	0,0000	0,0000	0,0000

Puerto Ventanas S.A. (“Puerto Ventanas”) is engaged primarily in port operations and shipping activities.

Agencia Marítima Aconcagua S.A.(“Agmac”), a subsidiary 98.89%-owned by Puerto Ventanas, was established as an agent to administer port operations.

Depósito Aduanero Ventanas is a subsidiary 99%-owned by Puerto Ventanas.

Puerto Ventanas, Agmac S.A. and Depósito Aduanero Ventanas were sold during year 2001.

Sociedad Eléctrica Santiago, a 51%-owned subsidiary by AES Gener S.A. and 39% owned by Energy Trade and Finance Co., is engaged principally in the generation of electricity.

Norgener S.A. (“Norgener”) is engaged principally in the generation of electricity.

Termoandes S.A. is engaged principally in the generation of electricity.

Interandes S.A. is engaged principally in the transmission of electricity.

Energía Verde S.A. (“Energía Verde”) is engaged principally in the generation of electricity for forest product factories.

Energy Trade and Finance Corporation (Cayman Islands) is a wholly-owned subsidiary established to facilitate Company financing.

New Caribbean Investment is a subsidiary which provides administration services to Compañía Generadora de Electricidad Itabo in Dominican Republic. AES Gener owns 49.98% of its subsidiary and Norgener, Energía Verde and Energy Trade and Finance Co. each one owns 0.1% on NCI equity, totalizing a participation of 50.01%.

Gener Colombia is a wholly-owned subsidiary established to facilitate business in Colombia.

Inversiones Termoenergía, 100% owned subsidiary which owns a 24% interest in Sociedad Eléctrica Santiago S.A.

Chivor S.A. E.S.P. (Colombia) is engaged principally in the generation of electricity.

Inversiones Termoenergía de Chile Ltda., which owns a 24% interest in Sociedad Eléctrica Santiago S.A., is a subsidiary wholly-owned by Gener Blue Water, which in turn is a subsidiary wholly-owned by Energy Trade and Finance Co.

Nova Gas Andes Generación de Chile S.A., which owns a 15% interest in Sociedad Eléctrica Santiago S.A., is a subsidiary wholly-owned by Nova Gas Andes Power Limited, which in turn is a subsidiary wholly—owned by Energy Trade and Finance Co.

Carbones del Cesar Ltda., a wholly-owned subsidiary, is engaged principally in coal production activities. As of December 31, 2001, this company was in the development stage and is not consolidated in the financial statements of AES Gener S.A.

Petróleos, Asfaltos y Combustibles S.A. (Ex Petróleos y Asfaltos Cordex S.A.) is engaged principally in the construction and operation of a fuel oil and asphalt terminal in the area of Puerto Ventanas, in the Fifth Region of Chile.

Gener International S.A. engages in investment activities and provides administrative services.

Gener Argentina S.A., an indirectly wholly-owned subsidiary, manages the Company’s investments in Argentina.

Oilgener Inc USA was formed to provide operational and developmental support, primarily to Gener Argentina and to the Company, regarding oil and gas services, based upon geological and geophysical analysis and engineering.

Servicios Técnicos de Generación S.A. (“SETEGSA”) provides engineering services.

Servicios de Asistencia Técnica S.A. provides engineering, quality-control, and administration and inspection services.

Central Puerto S.A. is engaged principally in the generation of electricity. This company was sold during year 2001.

Ecogener S.A. provides steam to industrial customers and engages in the disposal of both solid and liquid industrial waste.

Explotaciones Sanitarias S.A. is engaged in the construction, development and operation of facilities that produce and distribute drinking water in Chile.

These consolidated financial statements have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Chilean Superintendency of Securities and Insurance (the “SVS”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. Investments in companies in the development stage are accounted for using the equity method, except that any participation in income or losses is included directly in shareholders’ equity instead of being reflected in the Company’s consolidated statement of income. Certain amounts in the prior year’s financial statements have been reclassified to conform with the current year’s method of presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b)	Price-level restatement

The financial statements have been price-level restated in order to reflect the effect of changes in the purchasing power of the Chilean currency during each period. All non-monetary assets and liabilities and income statement accounts have been restated to reflect the changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the period.

The purchasing power gains and losses have been included in net income within the account “price-level restatement” and reflect the effects of Chilean inflation on the value of monetary assets and liabilities held by the Company.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics (“CPI”) and based on the “prior month rule”, in which inflation adjustments are based on the consumer price index at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

The values of the Chilean consumer price index are as follows:

	Index	Change over-Previous December 31
December 31, 1999	102.31	2.3%
December 31, 2000	106.94	4.5%
December 31, 2001	109.76	2.6%

The values of the Chilean consumer price index used for financial accounting price-level restatement purposes are as follows:

	Index	Change over-Previous November 30
November 30, 1999	102.04	2.6%
November 30, 2000	106.82	4.7%
November 30, 2001	110.10	3.1%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

Assets and liabilities that are denominated in index-linked units of account are stated at the period-end values of the respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (UF), which changes daily to reflect the changes in Chile’s consumer price index. Many of the Company’s financial investments are denominated in UFs. As the Company’s indexed liabilities exceed its indexed assets, the increase in the index results in a net loss on indexation.

Values for the UF are as follows (historical pesos per UF):

Ch$
December 31, 1999	15,066.96
December 31, 2000	15,769.92
December 31, 2001	16,262.66

Comparative financial statements:

For comparative purposes, the December 31, 1999, 2000 and 2001 consolidated financial statements, and the amounts disclosed in the related notes to the consolidated financial statements, have been restated in terms of Chilean pesos of December 31, 2001 purchasing power. This updating does not change the prior period’s statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

Credit (Charge) to income for price-level restatement and foreign exchange gains and losses:

The credit or charge to income for price-level restatement in each of the periods consists of the restatements of non-monetary assets and liabilities and net losses due to foreign exchange differences as follows:

	Credit (charge) to income Year ended December 31,
	1999	2000	2001
	ThCh$	ThCh$	ThCh$
Property, plant and equipment	19,986,859	36,212,076	22,059,473
Other assets in local currency	10,463,685	20,138,362	20,032,058
Other assets in foreign currency	10,518,422	8,226,200	(13,258,433)
Liabilities in foreign currency	(29,160,916)	(30,788,084)	(14,801,336)
UF Indexed liabilities	(1,763,232)	(3,585,074)	(14,223,731)
Shareholders’ equity	(21,661,480)	(38,317,111)	(23,468,453)

Net balance sheet effect reflected in income	(11,616,662)	(8,113,631)	(23,660,422)
Net price-level restatement of income statement accounts	(1,035,022)	(802,057)	(590,853)
Net losses due to foreign exchange differences	(238,113)	4,717,136	(458,553)

Credit (charge) to income	(12,889,797)	(4,198,552)	(24,709,828)

c)	Assets and liabilities denominated in foreign currency

Balances denominated in foreign currencies or indices have been translated into Chilean pesos at the following rates, which are the Observed Exchange Rates, as reported by the Central Bank of Chile:

	As of December 31,
	1999	2000	2001
	Ch$/Unit	Ch$/Unit	Ch$/Unit
Observed Dollar (US$)	530,07	573,65	654,79
Brazilian Reales (R$)	295,80	294,33	281,03
Argentine Pesos (Arg$)	530,07	573,65	385,17
Colombian Pesos (Col$)	0,2800	0,2600	0,2900

To reduce its exposure to the volatility of foreign currencies, the Company enters into currency swap agreements to manage the Company’s foreign currency exposure to US dollars.

d)	Time deposits, marketable securities and investments under agreements to resell

Time deposits and investments under agreements to resell are shown at cost plus price-level restatement and accrued interest, which approximates the market value of these items. Marketable securities are shown at the lower of cost plus indexation adjustments or market value.

Financial instruments purchased under agreements to resell are classified as other current assets. Such financial instruments include:

Pagaré Reajustable del Banco Central de Chile (Central Bank Adjustable Promissory Notes or “PRBC”), These notes are bearer, short and long-term debt securities with the principal denominated in UF.

Pagaré Reajustable del Banco Central de Chile con Pago en Cupones (Central Bank Adjustable Promissory Notes with Coupon Payments or “PRC”). These are long-term debt securities issued by the Central Bank of Chile. The principal is denominated in UF. PRCs are bearer financial instruments with equal consecutive semiannual principal and interest payments.

e)	Allowance for doubtful accounts

The Company determines this allowance over the basis of an individual analysis of each client and its capacity of payment.

f)	Inventories

Inventories consist of raw materials, parts and accessories valued at their corresponding acquisition cost. The values shown do not exceed their estimated net realizable values and are reflected in income on the basis of weighted-average cost.

g)	Other current assets

Other current assets mainly include financial instruments purchased under agreement to resell and Colombian Fiduciary Rights related to the affiliate Chivor S.A. ESP which are presented at cost plus accrued interest.

h)	Property, plant and equipment

Property, plant and equipment is valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted on June 30, 1986 in accordance with the regulations of the Chilean Superintendency of Securities and Insurance. (See Note 8)

Depreciation is included in operating costs and includes depreciation for technical reappraisal of fixed assets. Depreciation has been calculated on a straight-line basis over the following useful lives, with the exception of the Termoandes Power Plant, in which case depreciation is amortized on a usage basis, which uses the total estimated hours of service for the plant’s useful life.

Years
Construction and infrastructure	18-77
Machinery and equipment	15-31
Other property, plant and equipment	5-13
Technical revaluation	10

The Company capitalizes the direct costs of financing its construction-in progress, including indexation, foreign currency gains and losses, interest and other similar expenses. Similarly, income from deposits of funds identified for specific projects is recorded as a decrease in the cost of financing the related work in progress. The Company ceases capitalization of interest when the asset is in a position to be used for its intended purpose.

Repair and maintenance costs are charged against income while renewals and improvements are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any related gain or loss reflected in other non-operating income or expense.

i)	Leasing contracts

These agreements convey the Company the right to use property, plant and equipment for a stated period of time, with an option to buy the assets at the end of the lease term.

These assets are shown in “other fixed assets” and are recorded according to Technical Bulletin N°22 of the Chilean Association of Accountants.

j)	Software

The Company has internally developed computer software and has acquired software packages too. The cost incurred in software development is charged to income and the cost paid by software packages is included in other current assets and amortized over 36 months.

k)	Investments in related companies and companies in the development stage

Investments in companies that are effectively 50%-or-less owned, over which the Company exercises significant influence, and investments in companies in the development stage are shown under Other Non-Current Assets and are accounted for using the equity method. The Company’s proportionate share in net income and losses of related companies is recognized in non-operating results in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies. The losses of companies in the development stage are not consolidated in the Company results in accordance with Chilean GAAP. See Note 34.

In accordance with Technical Bulletin No 64 of the Chilean Association of Accountants and dispositions of Official Circular No 5294 of the SVS, permanent foreign investments established in countries defined by Technical Bulletin No 64 as being unstable, whose activities do not constitute an extension of the parent company’s operations are controlled and measured in US dollars. Differences between the Chilean peso and the US dollar exchange rate variation and fluctuations in the Chilean Consumer Price Index (IPC) are accounted for as a charge or credit to the equity reserve account called “Accumulated Adjustment for Conversion”. Foreign Exchange differences on US dollar denominated liabilities that have been designated as a hedge of such investments are also included in the same equity account to the extent the hedge is effective. This rule corresponds to subsidiaries Chivor S.A. E.S.P,. Compañía Carbones del Cesar Ltda., Termoandes S.A. and Interandes S.A. and Gasoducto Gasandes (Argentina) S.A.

The financial statements of Compañía Carbones del Cesar Ltda., is not consolidated as this company is in the development stage.

l)	Goodwill and Negative Goodwill

According to Chilean Superintendency rule number 1.358 of December 1997, the excess of cost of an acquired enterprise over the net book value of the assets acquired and liabilities assumed (goodwill) or the excess of this net book value over the cost of the acquired enterprise (negative goodwill) are amortized over 20 years.

m)	Intangibles

The Company has classified certain assets as intangible due to their nature and characteristics. These assets have resulted principally from the following:

The asset revaluation at the time of the division of the Company’s predecessor into three independent companies in 1981, one of which being AES Gener S.A. This intangible asset, representing the price-level restated excess of the market value over the book value of the assets that were transferred to AES Gener S.A. is being amortized over a period of 30 years, beginning on January 1, 1982.

Dividend and voting rights in Compañía Chilena de Navegación Interoceánica S.A. Such amounts are amortized since September 1993, over the 15-year period during which the Company is entitled to such rights. These voting rights were executed in April, 2001.

n)	Income taxes

The Company has recorded provisions at each period-end for income taxes currently payable in accordance with current tax regulations. A detail of such provisions is shown in Note 15.

o)	Deferred income taxes

Starting January 1, 2000. the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, and with circular No. 1466 issued on January 27, 2000 by the SVS, recognizing, using the liability method, the deferred tax effects of all temporary differences between the financial and tax values of assets and liabilities and for loss carry forwards and for any other temporary differences that may arise. As a transitional provision, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

At December 31, 1999, deferred income taxes were recognized on certain temporary differences between financial reporting and the tax basis of assets and liabilities. Deferred tax liabilities in 1999, primarily related to the temporary differences resulting from the use of a more accelerated method of depreciation of property, plant and equipment for tax purposes than for financial reporting purposes.

p)	Bonds payable

Bonds payable are shown at each period-end at their nominal value plus accrued interest and price-level restatement. The discount amount, the cost of obtaining such financing and other expenses directly related to the issuance of bonds at the time of their placement are presented in “Other Assets” and are amortized over the contracted term of the bonds.

q)	Staff severance indemnities

The liability for long-term service indemnities is accrued in accordance with agreements entered into with the employees. This liability is shown at the present value of the expected future payments.

r)	Vacation provision

The Company has recorded a provision for vacations on an accrual basis, in accordance with Technical Bulletin N°47 of the Chilean Association of Accountants.

s)	Post-retirement benefits

Beginning January 1, 1999 the Company has accounted for the total liabilities related to voluntary pension plans to retired employees (no active employee is entitled to this benefit when he or she retires) and other post retirement benefits, as stipulated in collective bargaining agreements. Pension benefits include the payment of a complementary pension in addition to that provided by the Chilean social security system, which is payable for life to retired employees. In addition, these benefits include health services and electricity subsidies. This liability has been recorded at the actuarially determined projected benefit obligation, discounted at an annual rate of 10% and includes the likelihood of such payments or benefits based on mortality (in the case of retired employees) and employee turnover. In the case of current employees, who are only entitled to medical benefits and the electricity subsidies, benefits are recognized based on an estimate of the proportion of such benefits earned as of the balance sheet date. The obligations for medical benefits and electricity subsidies have been determined considering a trend for future medical costs and the fixed electricity bonus granted to retired employees and to active employees after retirement.

t)	Revenue recognition

Revenues from the sales of electricity are recorded based on output delivery and capacity provided at rates as specified under contract terms or at prevailing market rates.

Operating income includes uninvoiced income from energy supplied but not billed at each period-end, which has been valued at contracted rates existing at each respective period-end. These amounts are included in current assets, as trade accounts receivable. The related cost of this energy has been included in operating costs. The Company recognized revenues from sales of inventory such as coal and gas upon shipment and revenues from shipping and engineering services upon performance of such services.

u)	Research and development expenses

The costs of research, project development and special studies are charged to income in the year in which they are incurred, except for the cost of fixed assets once development has been approved. The costs of research and development charged to income were ThCh$943,639, ThCh$423,234 and ThCh$157,219 for the years ended December 31, 1999, 2000 and 2001, respectively.

v)	Forward exchange and swap contracts

Unrealized gains or losses on forward exchange and swap agreements that are not both designated and effective as hedges are accounted for at market value basis until these contracts are liquidated. Gains or losses on instruments designated and effective as hedges are included in the carrying amounts of the underlying items being hedged and are ultimately recognized in income in the same period in which underlying items are settled. Gains and losses related to qualifying hedges of firm commitments or anticipated transactions also are deferred and recognized in income in the same period in which the underlying items are settled. These contracts are recorded according to Technical Bulletin 57.

Termoandes and Interandes have a swap agreement with Deutsche Bank Securities and Bank BBV Securities in order to fix its variable interest rate (LIBOR) choosing a fixed rate at 180 days. This hedging covers the 92% of the debt.

w)	Translation to US dollars

The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2001 observed exchange rate of Ch$654.79 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into United States dollars at such a rate or at any other rate.

x)	Statement of cash flows

The statements of cash flows have been prepared using the direct method in accordance with Technical Bulletin No 50 of the Chilean Association of Accountants.

Cash and cash equivalents represent cash, time deposits, marketable securities and investments in financial instruments with agreements to resell that can be converted to cash within a term not exceeding 90 days and without risk of material loss of value.

“Cash flow from operating activities” includes those cash flows related to the operations of the Company, paid interest, financial income collected and all other cash flows that are not defined as either investing or financing.

2.  CHANGES IN ACCOUNTING PRINCIPLES AND PRESENTATION

In the year 2001 the Company does not have any changes in accounting principles.

In the year 2000 the following accounting changes were made:

Income Taxes

As of January 1, 2000, the Company has accounted for income taxes and deferred taxes in accordance with Technical Bulletin No 60 released by the Chilean Association of Accountants and Circular No 1466 released by the Superintendency of Securities and Insurance. Up until December 31, 1999, the Company accounted for deferred tax differences that had arisen between the accounting and the tax treatment of depreciation of fixed assets. Since January 1, 2000 the Company recognizes deferred tax assets and liabilities for all of temporary differences between accounting and tax treatments of fixed assets, tax losses and any other event which would cause such a temporary difference.

The adoption of the rules quoted above led to the recognition of “complementary accounts” as at January 1, 2000. These accounts relate to the deferred tax differences, which had not previously been recognized. The asset recognized at January 1, 2000 amounted to ThCh$9,062,586 and the long-term liability recognized at that date amounted to ThCh$56,046,787. The long-term asset complementary account is being amortized at the average reversal time of 40 years. The amortization period of the deferred tax liability relating to tax losses will be amortized upon the use of such losses. (See note 15).

The effect of this accounting change in the year 2000, represented a net credit to income amounting to ThCh$3,505,400.

Amortization of Seismic Database

As from January 1, 2000, Oilgener changed the method of amortization of the seismic database. In 1999, it had calculated the amortization according to the amount of use during the year. Beginning January 1, 2000 the Company began amortizing the Seismic Database on a straight-line basis over its estimated useful life of 15 years.

As a result of this change in accounting policy, there was an additional charge to income amounting to ThCh$304,320 which was included within “Other non-operating expenses” in year 2000.

3.    TIME DEPOSITS

The detail of time deposits at December 31, 2000 and 2001 is as follows:

		As of December 31,
	Average Interest rate	2000	2001
		ThCh$	ThCh$
Chilean currency time deposit	6.60	5,163	—
Chilean currency time deposit	6.77	45,708,884	—
Time deposit in U.S. dollar	6.56	272,158	—
Time deposit in U.S. dollar	0.53	—	89,894
Time deposit in U.S. dollar(1)	4.06	—	4,295,321
Time deposit in U.S. dollar	6.38	1,267,900	—
Dresdner Banque National	2.20	1,560,739	1,049,457
Banco Santiago	2.10	1,441,167	2,651,902
Banco Bhif	2.10	—	2,652,097
Banco Citibank	2.19	—	5,896,173
Banco Chile New York	6.60	2,574,622	—
Banco Chile New York	6.75	420,990	—
Banco Corpbanca	6.77	601,776	—
Banco Security	6.70	1,560,335	—
Banco Security	6.65	706,780	—
Banco Security	6.75	1,561,369	—
Banco ABN AMOR BANK	6.50	2,893,013	—

Total		60,574,896	16,634,844

(1)	Restricted cash, see Notes 25.6.g.1 and 25.6.g.2

4.    INVENTORIES

Inventories have been valued in accordance with the policy described in Note 1 (f).

The principal components at each year-end are as follows:

	2000	2001
	ThCh$	ThCh$
Coal	8,376,338	12,625,647
Oil	7,301,950	273,485
Gas	693,432	—
Coal in transit	3,532,501	5,030,325
Imported gas in transit	1,190,247	2,073,709
Materials	4,018,805	5,136,757
Others	22,854	581,365

Total	25,136,127	25,721,288

Coal is presented net of an allowance for shrinkages amounting to ThCh$319,090 and ThCh$484,277 at December 31, 2000 and 2001, respectively.

5.    RECOVERABLE TAXES, NET

The detail of recoverable taxes is as follows:

	2000	2001
	ThCh$	ThCh$
VAT credit surplus (Chile)	3,664,486	33,262
VAT credit surplus (Argentina)	312,345	10,053
VAT credit surplus (Colombia)	38,440	—
Excess of income tax estimated monthly payments over the year’s tax liability (Chile)	438,774	59,041
Excess of income tax estimated monthly payments over the year’s tax liability (Argentina)	204,298	143,428
Excess of income tax estimated monthly payments over the year’s tax liability (Colombia)	125,301	8,341

Total	4,783,644	254,125

6.    FINANCIAL INSTRUMENTS PURCHASED UNDER AGREEMENT TO RESALE

The detail of these financial instruments is as follows:

Dates		Counter Party	Original Currency	Initial Amounts	Interest Rate	Final Amount	Instrument	Market Value
Initial Date	Maturity Date
						ThCh$		ThCh$

Dec, 26 2001	Jan, 02 2002	INVERLINK	Ch$	1,500,000	0.60%	1,501,500	PDBC	1,501,500

Dec, 28 2001	Jan, 04 2002	INVERLINK	Ch$	120,000	0.38%	120,106	PDBC	120,046

Dec, 28 2001	Jan, 04 2002	VALORES SECURITY	Ch$	580,000	0,35%	580,000	BCAST-C3 BSTGL-SGB	580,203

Dec, 27 2001	Jan, 03 2002	BBVA CORREDOR DE BOLSA	Ch$	321,000	0.57%	321,427	PAGARE CITI102003	321,244

Dec, 27 2001	Jan, 03 2002	SECURITY	UF	233,350	0.57%	233,661	PAGARÉ REAJUSTABLE	233,528

Dec, 27 2001	Jan, 03 2002	CENTRAL	UF	636	0.57%	637	PDBC	637

Dec, 27 2001	Jan, 03 2002	CENTRAL	UF	39,463	0.57%	39,516	PRBC	39,493

7.    OTHER CURRENT ASSETS

Other current assets at the end of each year are as follows:

	2000	2001
	ThCh$	ThCh$
Fiduciary Rights(1)	10,629,082	13,520,805
Deposits on guarantees	80,629	7,285
Financial instruments purchased under agreement to resell	2,539,330	2,522,993
Line San Pedro Project	225,146	420,712
Financial instruments purchased under agreement to resell (U.F)	2,031,840	273,658
Other Current Assets	1,775,203	8,132

Total	17,281,230	16,753,585

(1)	It represents collections of energy sales deposited at financial institutions to guarantee the payment of a syndicated bank loan obtained by the subsidiary Chivor in Colombia.

8.    PROPERTY, PLANT AND EQUIPMENT

a)	Detail of fixed assets

Property, plant and equipment has been valued and its depreciation has been calculated in accordance with Note 1(h). The items comprising property, plant and equipment at each period-end include mainly the buildings, generating systems and transmission systems comprising the Company’s power plants, as follows:

	Fixed Asset As of December 31,		Accumulated Depreciation As of December 31,
	2000	2001	2000	2001
	ThCh$	ThCh$	ThCh$	ThCh$
Land	28,551,414	8,080,197	—	—
Buildings	724,639,516	759,262,473	(179,052,456)	(157,503,680)
Transmission and generation System	1,331,578,326	933,775,328	(325,845,473)	(279,162,398)
Process and communication equipment	15,382,059	14,150,725	(9,008,500)	(7,924,336)
Furniture and others	8,604,632	3,256,557	(2,255,159)	(1,983,753)
Others fixed assets	27,735,867	12,532,044	(1,639,251)	(1,441,969)
Technical revaluation	40,784,455	40,631,207	(25,480,375)	(26,998,389)

Subtotal	2,177,276,269	1,771,688,531	(543,281,214)	(475,014,525)
Project under development	73,396,414	12,494,143	—	—

Total fixed asset before depreciation	2,250,672,683	1,784,182,674	(543,281,214)	(475,014,525)
Total fixed asset net of depreciation	1,707,391,469	1,309,168,149	—	—

b)	Technical revaluation and adjustment of book value

Property, plant and equipment includes net increases arising from the technical revaluation of certain assets performed during 1986, in accordance with regulations of the Superintendency of Securities and Insurance.

The accumulated net effect of these revaluations as of each year-end is detailed below by class of asset:

•	Technical Revaluation that increased the book value of fixed assets:

	Fixed Asset As of December 31,		Accumulated Depreciation As of December 31,
	2000	2001	2000	2001
	ThCh$	ThCh$	ThCh$	ThCh$
Transmission and generation System	40,778,514	40,625,266	(25,473,360)	(26,992,470)
Process and communication equipment	5,453	5,453	(6,527)	(5,431)
Furniture and others	488	488	(488)	(488)

Total technical revaluation (positive asset)	40,784,455	40,631,207	(25,480,375)	(26,998,389)

•	Technical Revaluation that decreased the book value of fixed assets:

	Fixed Asset As of December 31,		Accumulated Depreciation As of December 31,
	2000	2001	2000	2001
	ThCh$	ThCh$	ThCh$	ThCh$
Land	(484,262)	(484,262)	—	—
Buildings	(112,170)	(112,170)	59,912	59,912

Total technical revaluation (negative asset)	(596,432)	(596,432)	59,912	59,612

The technical revaluation that decreased the value of land and buildings has been directly deducted from the book value of these fixed assets.

c)	Detail of other fixed assets is as follows:

	Fixed Asset As of December 31,		Accumulated Depreciation As of December 31,
	2000	2001	2000	2001
	ThCh$	ThCh$	ThCh$	ThCh$
Materials and parts	25,223,884	8,306,276	—	—
Others	2,511,983	4,225,768	(1,639,251)	(1,441,969)

Total	27,735,867	12,532,044	(1,639,251)	(1,441,969)

d)	Charge to depreciation for the period is as follows:

	As of December 31,
	2000	2001
	ThCh$	ThCh$
Property, plant and equipment	53,381,001	43,494,728
Leasing contracts	—	16,441
Technical Revaluation	1,624,046	1,621,160

Total	55,005,047	45,132,329

9.	INVESTMENTS IN RELATED COMPANIES

a)	Investments in related companies are accounted for in accordance with Note 1 (k). The detail is as follows:

Company	Country	Currency	Number of Shares	Percentage of Participation			Equity of The Company
				1999	2000	2001	2000	2001
				%	%	%	ThCh$	ThCh$
Central Puerto S.A.(1)	Argentina	Dollar		63.94	63.94	—
Empresa Eléctrica Guacolda S.A.	Chile	Ch$	64,779,500	50.00	50.00	50.00	86,520,558	77,624,444
Compañía Chilena de Navegación Interoceánica S.A.	Chile	Ch$	—	13.01	13.01	—	34,430,604	—
Portuaria Cabo Froward S.A.	Chile	Ch$	—	21.18	21.18	—	12,436,921	—
Agencias Universales S.A.	Chile	Ch$	—	26.70	26.70	—	31,353,881	—
Gasoducto Gasandes S.A.	Chile	Ch$	22,464	13.00	13.00	13.00	31,709,097	33,546,833
Gasoducto Gasandes S.A.(1)	Argentina	Dollar	10,850,710	13.00	13.00	13.00	68,979.440	78,718,849
Hidroneuquén S.A. (1)	Argentina	Dollar	—	50.00	50.00	—	182,702,739	—
Agua Negra S.A.(1)	Argentina	Dollar	—	17.34	—	—	—	—
Metrogas S.A.	Chile	Ch$	—	10.00	—	—	—	—
Compañía Carbones del Cesar Ltda.(1)	Colombia	Dollar	—	100.00	100.00	100.00	3,259,880	3,529,072
Inversiones Dominion Perú S.A.(1)	Perú	Ch$	—	—	—	—	—	—
C.G.E. Itabo S.A.(1)	Dominican Republic	Dollar	14,091,707	25.01	25.01	25.01	221,686,089	229,742,865
CDEC-SING Ltda.	Chile		117,414,992	28.58	28.58	33.33	469,715	443,998
Inversión MEGA Inc	U.S.A.	Dollar	—	100.00	50.00	—	707,376	—
Servicios Integrales de Generación de E. Eléctrica S.A.	Chile	Ch$	400	40.00	40.00	40.00	1,555,925	2,391,867
CDEC-SIC Ltda.	Chile	Ch$	68,000,000	16.75	18.75	16.50	222,694	186,309
Energía do Sul Ltda.(1)	Brasil	Dollar	—	63.93	63.93	—	5,038	—
Naviera Ventanas S.A.	Chile	Ch$	100	—	69.87	—	103,409	—
Gener Brasil Energía Ltda.	Brasil	Ch$	—	—	—	—	—	—
Puerto Ventanas S.A.	Chile	Ch$	—	—	—	—	—	—
Oilgener Inc	U.S.A.	Dollar	—	—	—	100.00	—	3,846,231
Explotaciones Sanitarias S.A.	Chile	Ch$	51,000	—	—	51.00	—	1,727,556
Ecogener S.A.	Chile	Ch$	669,018	—	—	51.00	—	434,049
Energen S.A.(1)	Argentina	Dollar	11,999	—	—	99.99	—
Oilgener LTD.(1)	Argentina	Dollar	12,000	—	—	100.00	—	1,887,377
TOTAL

1)	These companies operate in countries considered unstable. The foreign exchange gains included in income that are attributable to the remeasuring of the financial statements of these companies into US Dollar amount to ThCh$1,689,434, ThCh$10,889,550 and ThCh$458,552 for the years ended December 31, 1999, 2000 and 2001, respectively.

Company	Net income (loss) of the Company			Net income (loss) of Investment			Investment Value
	1999	2000	2001	1999	2000	2001	2000	2001
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Central Puerto S.A.(1)				—	—	2,738,171	—	—
Empresa Eléctrica Guacolda S.A.	800,828	(2,968,610)	(8,896,113)	400,414	(1,484,305)	(4,448,057)	43,260,279	38,812,222
Compañía Chilena de Navegación Interoceánica S.A.	(17,047,662)	(3,772,206)	—	(2,217,506)	(490,677)	(107,894)	4,478,624	—
Portuaria Cabo Froward S.A.	652,719	1,090,989	—	138,238	231,057	61,896	2,633,980	—
Agencias Universales S.A.	5,833,621	5,854,922	—	1,557,579	1,563,266	116,495	8,371,496	—
Gasoducto Gasandes S.A.	(821,948)	(1,231,955)	(1,559,602)	(106,853)	(160,155)	(202,748)	4,122,182	4,361,088
Gasoducto Gasandes S.A.(1)	3,459,623	4,671,730	8,191,423	449,751	607,325	1,064,885	8,967,328	10,233,450
Hidroneuquén S.A.(1)	(2,135,094)	1,383,899	—	(77,402)	691,950	453,028	91,351,621	—
Agua Negra S.A.(1)	1,369,952	—	—	464,242	—	—	—	—
Metrogas S.A.	1,390,681	—	—	139,068	963,267	—	—	—
Compañía Carbones del Cesar Ltda.(1)	—	—	—	1,268,350	—	—	3,259,880	3,529,072
Inversiones Dominion Perú S.A.(1)	—	—	—	—	—	—	—	—
C.G.E. Itabo S.A.(1)	7,210,335	16,693,625	7,451,055	1,802,945	4,174,241	1,863,136	55,432,608	57,447,203
CDEC-SING Ltda.	(22,576)	77,911	(30,512)	(6,452)	22,260	(10,171)	134,204	147,999
Inversión MEGA Inc		(7.535,467)	—	—	(5,615,107)	(433,785)	353,689	—
Servicios Integrales de Generación de E. Eléctrica S.A.	175,160	827,375	835,375	70,064	330,950	334,377	622,370	956,747
CDEC-SIC Ltda.	(147,312)	(88.473)	(36.385)	(24,732)	(16,634)	(6,365)	35,226	30,750
Energía do Sul Ltda.(1)	—	—	—	—	—	—	5,038	—
Naviera Ventanas S.A.	—	—	—	—	—	—	98,299	—
Gener Brasil Energía Ltda.	—	—	—	—	(6,211)	—	—	—
Puerto Ventanas S.A.	—	—	—	—	—	1,499,404	—	—
Oilgener Inc	—	—	(868,133)	—	—	(868,133)	—	3,846,231
Explotaciones Sanitarias S.A.	—	—	287,363	—	—	146,555	—	881,054
Ecogener S.A.	—	—	294,043	—	—	149,962	—	221,365
Energen S.A.(1)	—	—	(395,177)	—	—	(395,144)	—	—
Oilgener LTD.(1)	—	—	(1,192,259)	—	—	(1,192,259)	—	1,887,377

TOTAL							223,126,824	122,354,558

1)	These companies operate in countries considered unstable. The foreign exchange gains included in income that are attributable to the remeasuring of the financial statements of these companies into US Dollar amount to ThCh$1,689,434, ThCh$10,889,550 and ThCh$458,552 for the years ended December 31, 1999, 2000 and 2001, respectively.

Company	Unrealized Results		Book Value of The Investment
	2000	2001	2000	2001
	ThCh$	ThCh$	ThCh$	ThCh$
Central Puerto S.A.(1)	—	—	—	—
Empresa Eléctrica Guacolda S.A.	(1,765,715)	(1,679,986)	41,494,564	37,132,236
Compañía Chilena de Navegación Interoceánica S.A.	—	—	4,478,624	—
Portuaria Cabo Froward S.A.	—	—	2,633,980	—
Agencias Universales S.A.	—	—	8,371,496	—
Gasoducto Gasandes S.A.	—	—	4,122,182	4,361,088
Gasoducto Gasandes S.A.(1)	—	—	8,967,328	10,233,450
Hidroneuquén S.A.(1)	—	—	91,351,621	—
Agua Negra S.A.(1)	—	—	—	—
Metrogas S.A.	—	—	—	—
Compañía Carbones del Cesar Ltda.(1)	—	—	3,259,880	3,529,072
Inversiones Dominion Perú S.A.(1)	—	—	—	—
C.G.E. Itabo S.A.(1)	—	—	55,432,608	57,447,203
CDEC-SING Ltda.	—	—	134,204	147,999
Inversión MEGA Inc	—	—	353,689	—
Servicios Integrales de Generación de E. Eléctrica S.A.	—	—	622,370	956,747
CDEC-SIC Ltda.	—	—	35,226	30,750
Energía do Sul Ltda.(1)	—	—	5,038	—
Naviera Ventanas S.A.	—	—	98,299	—
Gener Brasil Energía Ltda.	—	—	—	—
Puerto Ventanas S.A.	—	—	—	—
Oilgener Inc	—	—	—	3,846,231
Explotaciones Sanitarias S.A.	—	—	—	881,054
Ecogener S.A.	—	—	—	221,365
Energen S.A.(1)	—	—	—	—
Oilgener LTD.(1)	—	—	—	1,887,377

TOTAL	(1,765,715)	(1,679,986)	221,361,109	120,674,572

1)	These companies operate in countries considered unstable. The foreign exchange gains included in income that are attributable to the remeasuring of the financial statements of these companies into US Dollar amount to ThCh$1,689,434, ThCh$10,889,550 and ThCh$458,552 for the years ended December 31, 1999, 2000 and 2001, respectively.

b) Authorization obtained for not consolidating the financial statements of those subsidiaries that are in process of being sold.

In accordance with the authorization obtained from the Chilean Superintendency of Securities, AES Gener S.A. did not consolidate its financial statements with those of Oilgener Inc, Central Puerto S.A., Puerto Ventanas S.A. and subsidiaries, Explotaciones Sanitarias S.A., Ecogener S.A. and Servicios de Asistencia Técnica S.A. In addition, Gener Argentina S.A. was authorized to not consolidate its financial statements with those of Termoandes S.A., Interandes S.A. and Oilgener Argentina Limited Bermuda.

Finally, the Superintendency established that these investments should be included in “Other Long term Assets” until the date of their sale or the date when the promise to sell agreements are signed.

The authorization obtained from the Superintendency was based on the Company’s intention of selling its equity on those subsidiaries, whose selling process was initiated. As the selling process of Servicios de Asistencia Técnica S.A., Termoandes S.A. and Interandes S.A. was suspended, their financial statements were consolidated with those of AES Gener S.A.

Activities and events occurring during the year ended December 31, 2001.

a)    The Merchant Energy Group of the Americas, Inc (MEGA)

During May 2000 AES Gener sold 50% of its shares in MEGA to Trans Alta, in ThCh$6,550,000 (ThUS$12,500), and as a result reduced its participation to 50%.

During June, 2001 AES Gener S.A. sold to Transalta the remaining 50% of shares in ThCh$180,288 (ThUS$288).

b)    Puerto Ventanas S.A. and Petróleos, Asfaltos y Combustibles S.A.

On July 26, 2001. AES Gener sold in ThCh$39,627,000 its 53,190,000 shares of Puerto Ventanas S.A. (66.33%) reducing its participation to 3.54%.

During July, 2001 AES Gener sold in ThCh$2,116,287 its remaining participation in this company.

c)    Hidroneuquén S.A. (Argentina)

On September 21, 2001 AES Gener S.A. exercised its option to purchase 53,306,844 shares of Hidroneuquén (19.02%), increasing its direct participation in this Company to 43.28%. The price paid for this transaction was US$4.402.363 (equivalent to ThCh$2,362,421).

On September 21, 2001 AES Gener S.A. sold to Total Austral S.A. 121,283,366 shares of Hidroneuquén S.A. (43.28%) at a price of US$44,781,121 (equivalent to ThCh$24,032,619).

On the same date, Gener Argentina S.A. sold to Total Austral S.A. (an Argentinean company) its 74,937,265 shares of Hidroneuquén S.A. (26.74%) at a price of US$27,668,879 (equivalent to ThCh$14,849,122).

d)    Portuaria Cabo Froward S.A.

On August 27, 2001, AES Gener sold to Empresas Navieras S.A. 10,158,935 shares of Portuaria Cabo Froward S.A., equivalent to 8.97% of its total shares, at a price of ThCh$914,304.

On August 31,2001 AES Gener sold to Inmobiliaria Dos Robles S.A. 2,623,458 shares of Portuaria Cabo Froward S.A., equivalent to 2.32% of its total shares, at a price of ThCh$236,111.

On the same date, AES Gener sold to Puerto Lirquén S.A. 11,200,000 shares of Portuaria Cabo Froward S.A. equivalent to 9.89% of its total shares, at a price of ThCh$1,008,000.

e)    Central Puerto S.A. (Argentina)

On July 27, 2001 AES Gener S.A. sold to Total Austral 56,589,164 shares of Central Puerto S.A., (63.94%) at a price of ThCh$169,320,000.

f)    CDEC—SING

During January, 2001, SITRANOR S.A. took the decision of selling its rights in the company to the other partners.

For this reason AES Gener S,A. increased its total participation to 33.33% paying ThCh$17,580 for the additional rights purchased.

g)    Compañía Chilena de Navegación Interoceánica (CCNI)

On February 9, 2001 AES Gener S.A. exercised the option to buy 35,564,602 shares of CCNI (13.01% of the equity).

On June 12, 2001 AES Gener sold to Compañía Sudamericana de Vapores S.A. 71,129,207 shares of CCNI, equivalent to 26.02% of the equity, for an amount of ThCh$2,369,121.

h)    Agencias Universales S.A. (Agunsa)

On June 14, 2001 AES Gener sold to Sudamericana Agencias Marítimas y Aéreas S.A. 228,311,092 shares of Agunsa, equivalent to 26.70% of the equity, for an amount of ThCh$6,166,780.

i)    Oilgener Inc.

During the year 2001, AES Gener made capital contributions of US$498,000 to this company.

j)    Compañía Carbones del Cesar Ltda. (Colombia)

This Company is in development stage at December 31, 2001.

k)    Information on Foreign Investment

The US dollar denominated liabilities that have been designated as a hedge of foreign investments controlled in US Dollars in accordance with Technical Bulletin N°64 of the Chilean Association of Accountants are as follows:

•	US$200,000,000 (equivalent to ThCh$130,958,000) U.S.A. Bonds. Capital amortization on January 15, 2006.

•	US$476,638,900 (equivalent to ThCh$312,098,385) Convertible Bond. Capital amortization on March 1, 2005.

•	US$30,000,000 (equivalent to ThCh$19,643,700) Citibank loan. Amortization in the short term.

•	US$10,000,000 (equivalent to ThCh$6,547,900) Royal Bank of Canada loan. Capital amortization during year 2001.

•	US$40.000.000 (equivalent to ThCh$26,191,600) ABN AMRO BANK Capital amortization during year 2004.

l)    Unrealized gains

The unrealized gains correspond to services provided by AES Gener to its related company Guacolda for the construction of their plants. Such amounts are part of the construction cost of those fixed assets and are amortized over the average useful life of each plant.

m)    Remittable earnings

The earnings of the foreign companies that are potentially remittable in accordance with the accounting principles of each country are C.G.E. Itabo S.A. for US$13,502,198 and New Caribbean Investment S.A. for US$3,461,043.

n)    Argentinean Companies

AES Gener S.A. owns the following direct investments in Argentina:

•	Gener Argentina S.A. (100%) that consolidates with TermoAndes S.A. (100%) and InterAndes S.A. (100%) and that has investments in OilGener Argentina Limited (100%).

•	Energen S.A. (100%)

•	Gasoducto Gas Andes Argentina S.A. (13%)

These investments have been valued in accordance with the accounting standards established by the Technical Bulletin N°64 of the Chilean Association of Accountants.

These investments represent 15.29% of AES Gener S.A. consolidated assets and 13.58% of the consolidated operating revenues of the current year. The application of the Oficio Circular N°81 of the SVS (Superintendence of Securities and Insurance) implied the recognition of a ThCh$21,844,047 loss in the year 2001 (note 35 b).

o)    Investments in Selling Process

The sale process of certain investments initiated by AES Gener S.A. in accordance with the agreement adopted by the Board of Directors during its 437th session held in February 28th 2001, has not yet been completed. At the date of issuing these financial statements, the sale of AES Gener equity in the following companies is still pending:

i)	Empresa Generadora de Electricidad Itabo S.A.

ii)	Chivor S.A. E.S.P.

iii)	Explotaciones Sanitarias S.A. and Ecogener S.A.

iv)	Oilgener Argentina Ltda., the assets of Oilgener Inc., as well as the rights AES Gener has according to the contract subscribed with the Government of Chile to develop Fell-Block area.

v)	Compañía Carbones del Cesar Ltda.

The sale process of the assets assigned with i), iii), iv) and v) are in the most advanced stage and its conclusion is expected for the years 2002 and 2003. With respect to the selling of the participation in the other companies, negotiations have not yet started or they are in a preliminary stage.

In the case of the sale of Oilgener Argentina S.A., the assets of Oilgener Inc. and the rights in the joint venture with ENAP for the exploration of oil and gas in the area of Fell-Block, a ThCh$8,084,326 provision was made in order to cover the probable losses that its selling could cause. In the case of the sale of the equity interest that AES Gener S.A. has in the other companies, no provision has been made for the eventual losses that those sales could cause, except for the provision in US GAAP included in Note 36 for Explotaciones Sanitarias S.A. and Ecogener S.A.

Regarding Chivor, we have neither initiated a sale process of our interests in that Company nor received any offer for those interests. Therefore, we do not know what the realization value of such an asset would be. The sum of the undiscounted cash flows expected to result from the use of the long-lived assets of this subsidiary, exceed their net book value. However, given the present situation of Colombia and of Colombian electricity market, we believe that the sale proceeds may ultimately be less than book value, if we were to sale this investment in the next few years.

10.    GOODWILL AND NEGATIVE GOODWILL

This note includes the difference between the acquisition cost and the proportional equity value of investments in related companies. The amortization of these values is recognized in income on a straight-line basis over a 20 year period, in accordance with Circular N°1358 of the S.V.S.

Company	Balances as of December 31, 2000	Amortization			Balances as of December 31, 2001
		1999	2000	2001
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
a) Goodwill:
Empresa Eléctrica Guacolda S.A.	711,196	(54,707)	(54,707)	(54,707)	656,489
Gasoducto Gasandes S.A.	1,475,807	(98,387)	(98,387)	(98,387)	1,377,420
Gasoducto Gasandes (Argentina) S.A.	2,186,811	(141,043)	(145,788)	(161,405)	2,259,667
Metrogas S.A.	—	(66,621)	(21,571)	—	—
Inversiones Dominion Perú S.A.(2)	—	(103,676)	—	—	—
Explotaciones Sanitarias S.A.	4,563,324	(209,326)	(251,191)	(251,192)	4,312,132
Oilgener Argentina Ltd.	2,487,122	(137,266)	(139,735)	(152,886)	—
Gener Blue Water (Islas Caymán)	1,130,433	—	(44,043)	(50,152)	1,080,281
Nova Gas Generación Chile S.A.	—	—	—	(3,513)	839,482
Sociedad Eléctrica Santiago S.A.	2,723,863	—	(128,266)	(328,361)	3,418,240

Total	15,278,556	(811,026)	(883,688)	(1,100,603)	13,943,711

b) Negative goodwill:
Hidroneuquén S.A. (Argentina)(1)	(38,815,013)	471,576	2,051,895	1,527,837	—
Puerto Ventanas S.A.(1)	(723,591)	40,922	40,922	20,144	—
Central Puerto S.A. (Argentina)(1)	(19,941,119)	622,456	1,082,776	575,776	—

Total	(59,479,723)	1,134,954	3,175,593	2,123,757	—

(1)	These companies were sold in 2001.
(2)	Sold to Duke Energy International S.A., in October 1999.

11.    INTANGIBLE

The detail of intangible is as follows:

	As of December 31,
	2000	2001
	ThCh$	ThCh$
Revalued asset from the Company’s predecessor	5,661,297	5,661,297
CCNI Share purchase rights(2)	13,577,708	—
Geographic information (computer software)	4,564,798	—
Water and land rights	336,495	21,767
Fell Block ENAP(1)	2,146,794	2,350,718

Total	26,287,092	8,033,782
Accumulated Amortization	(11,107,772)	(3,775,615)

Total Intangible net of Accumulated Amortization	15,179,320	4,258,167

Charge to net results	2,036,104	7,247,784

(1)	It corresponds to rights in a joint venture with ENAP for the exploration of oil and gas in the area of Fell Block, in the South of Chile.

(2)	In 1994 AES Gener bought a 26.02% of CCNI. However, 50% of the shares acquired (i.e. 13.01% of CCNI) were given in usufruct to a third party, who signed a draft for an amount equal to the 13.01% equity in CCNI investment received in usufruct. That draft bears an interest equal to the participation in the profits or losses of CCNI that belong to the referred third party. In addition, a contract was signed with the third party that gives an option to Gener for reacquiring the 13.01% interest in CCNI that had been given in usufruct. As a result of this contract, the goodwill paid by Gener in the acquisition of the 26.02% interest in CCNI was transferred to the intangible account called CCNI share purchase right. The price to exercise the right is equal to the amount of the draft receivable at the time the purchase option is exercised. The period granted to Gener to exercise the right is 20 years and for this reason this intangible asset was being amortized in 20 years.

On February 09, 2001 AES Gener S.A. exercised the right to buy the CCNI shares. Consequently, on April 4, 2001 AES Gener S.A. bought 35,564,602 shares which represented the 13.01% of Companía Chilena de Navegación Interoceánica shares.

12.    OTHER LONG TERM ASSETS

The detail of other long term assets is as follows:

	2000	2001
	ThCh$	ThCh$
Advances to suppliers	4,843,632	4,216,317
Discount in bonds issuance	2,675,703	2,152,796
Deferred expenses in issuance of bonds and others	17,046,995	8,480,697
Materials	1,370,769	1,352,824
Pension plans deferred assets	1,672,335	1,455,884
Power supply to 5th. Region	1,971,444	1,920,717
Time deposits (restricted cash, see Notes 25. 6.g.1 and 25.6.g.2)	13,119,959	17,310,391
Other deferred charges	8,045,837	2,270,469

Totals	50,746,674	39,160,095

a)	Discount in bonds issuance correspond to the difference between its par value and the issuance amount . These amounts are amortized over the life of the instrument.
b)	Deferred expenses in the issuance of bonds and others correspond to expenses incurred in their issuance, legal expenses and insurance expenses which are amortized over the maturity date of the bonds.

At December 31, 2000 this item includes ThCh$4,627,620, of direct costs net of the over price obtained in the issuance and placement of convertible bonds made in 1998 and 1999.

The amortization of the period amounts to ThCh$3,179,173 and ThCh$5,375,300 in 2000 and 2001 respectively, and is included in non operating expenses.

c)	Pension plan deferred assets: The total amount of ThCh$1,455,884 includes ThCh$380,130 which are amortized over the period of 4 years and ThCh$1,075,754 which are amortized in the period of 13 years. The amortization for the year 2000 is ThCh$216,263 and ThCh$212,383 for year 2001.
d)	Power Supply to 5th Region correspond to the prepayment made for the transfer energy contract from the SIC (Central Interconnected System) to the 5th Region for a period of 10 years that started on May 1, 2000.
e)	Long term time deposits correspond to the obligation of Termoandes S.A. and Interandes S.A. to make time deposits with JP Morgan on a monthly basis to guarantee the payment of negotiable liabilities.

13.    SHORT-TERM AND LONG-TERM ACCOUNTS RECEIVABLE

The detail of short-term and long-term accounts receivable is as follows:

	Short-term Maturities
	Less than 90 Days		More than 90 Days Less than 1 Year		SubTotals	Total Current Assets		Long-term Maturities
	2000	2001	2000	2001		2000	2001	2000	2001
	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$
Trade Account Receivable	60,450,994	32,333,402	5,193,725	1,943,556	34,276,958	63,483,548	30,799,516	—	—
Allowance for doubtful	—	—	—	—	3,477,442	—	—	—	—
Notes Receivable	1,633,069	4,146	—	9,062	13,208	1,633,069	13,208	—	—
Allowance for doubtful	—	—	—	—	—	—	—	—	—
Sundry Accounts Receivable	20,400,796	4,391,177	1,780,824	3,894,823	8,286,000	22,181,620	8,194,908	10,428,443	9,149,236
Allowance for doubtful	—	—	—	—	91,092	—	—	—	—

Total Long-Term								10,428,443	9,149,236

Long-term sundry accounts receivable at December 31, 2000 included loans given to the owners of 13.01% interest on CCNI (Compañía Chilena de Navegación Interoceánica). AES Gener had the right to keep the corresponding shares as a guarantee.

These loans were compensated on April, 2001, in order to acquire 35,564,602 shares of CCNI.

Long—term accounts receivable at December 31, 2001 mainly include ThCh$7,550,294 of amounts paid under a take-or pay contract for the transportation of gas, in excess of the gas received. In accordance with the terms of the contract, the minimum payments in excess of the gas received are applied to future purchases of gas and bear no interest. The balance at December 31, 2001 also includes ThCh$1,591,230 of Management fees due from Hidroeléctrica Piedra del Aguila, an Argentinean power Company that was related to AES Gener until September 2001, which bear no interest.

14.    CURRENT LIABILITIES

The following liabilities, excluding bank liabilities, are due within one year:

	As of December 31.
	2000	2001
	ThCh$	ThCh$
Short-term portion of long-term liabilities(b)	10,638,711	10,087,593
Dividends payable	67,146	65,260
Bonds payable(a)	78,327,578	30,683,718
Trade accounts and notes payable	57,190,561	50,777,868
Accounts and notes payable to related companies	3,439,303	2,358,939
Taxes, withholdings and other	46,285,014	13,077,434

Total	195,948,313	107,050,812

Accounts payable and other short-term liabilities mainly correspond to purchases of coal, energy and electricity power.

Average annual interest rates were as follows:

	As of December 31.
	2000	2001
	ThCh$	ThCh$
(a) Average annual interest rate: UF obligations	5.30%	6.51%
(b) Average annual interest rate: US$ obligations	9.58%	6.80%

15.    INCOME TAXES

a)	Taxes payable

As of December 31, 2000, and 2001, the income taxes payable amounted to ThCh$3,654,066 and ThCh$2,927,447. These items are shown net of the recoverable taxes in current assets.

b)	Undistributed Dividend tax credits

As of December 31, 2000 and 2001, the Company and subsidiaries have no undistributed dividend tax credits.

c)	Deferred taxes

The deferred tax assets and liabilities arising from accumulated temporary differences and the deferred tax complementary accounts are set out below:

	2000				2001
	Deferred Asset		Deferred Liability		Deferred Asset		Deferred Liability
	Short-term	Long-term	Short-term	Long-term	Short-term	Long term	Short-term	Long term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Vacation Provision	—	—	—	—	158,638	—	—	—
Accelerated depreciation	—	—	—	91,952,637	—	—	—	86,439,797
Staff severance indemnities	—	—	—	209,067	—	—	—	80,485
Intangibles	—	—	—	311,122	—	—	—	320,566
Benefit of tax losses	—	37,626,666	—	—	—	39,445,335	—	—
Other	313,115	1,514,455	17,567	1,179,052	3,779,954	—	—	1,290,752

Subtotal	313,115	39,141,121	17,567	93,651,878	3,938,592	39,445,335	—	88,131,600
Net Complementary Accounts	(22,469)	(20,606,841)	—	(68,745,047)	—	(18,850,945)	—	(59,234,217)

Total deferred taxes	290,646	18,534,280	17,567	24,906,831	3,938,592	20,594,390	—	28,897,383

These deferred taxes are presented on a net basis in the balance sheet.

	As of December, 31.
	1999	2000	2001
	ThCh$	ThCh$	ThCh$
Current income tax	(8,844,701)	(3,955,693)	(2,927,447)
Adjustment to income taxes of prior periods	11,976	—	(1,093,274)
Deferred income tax	(1,950,811)	4,589,994	(8,437,317)
Benefit of tax losses	—	—	(6,719,457)
Amortization of complementary accounts	—	(3,036,392)	8,757,900
Other	—	—	626,483

Charge to income	(10,783,536)	(2,402,091)	(9,793,112)

16.    SHORT-TERM BANK LIABILITIES

Short-term bank liabilities as of December 31, 2000 and 2001 are as follows:

	Type Of Currency
	Us Dollars		Other Foreign Currencies		U.F.		Totals
Bank	2000	2001	2000	2001	2000	2001	2000	2001
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short-Term
Citibank	18,054,977	19,754,607	—	—	—	—	18,054,977	19,754,607
Bank of America	23,785,299	—	—	—	—	—	23,785,299	—
Royal Bank of Canada	—	6,547,900	—	—	—	—	—	6,547,900
Bancolombia	—	—	545,464	—	—	—	545,464	—
Banco de Chile	3,301,340	—	—	—	—	—	3,301,340	—
Banco Río (Argentina)	—	—	151	—	—	—	151	—
Bank Boston	6,256,840	—	—	—	—	—	6,256,840	—
Banco Roberts (Argentina)	—	—	16	—	—	—	16	—
ABN-AMRO	8,051,919	—	—	—	—	—	8,051,919	—
Banco Santander	—	—	—	—	3,111,985	—	3,111,985	—

Totals	59,450,375	26,302,507	545,631	—	3,111,985	—	63,107,991	26,302,507

Principal	55,284,830	26,191,600	530,795	—	3,089,170	—	58,904,795	26,191,600

Annual Average Interest rate	7.76%	5.89%	16,50%	—	5.78%	—	—	—

Short-term portion of long-Term bank liabilities
Royal Bank of Canada	358,330	136,232	—	—	—	—	358,330	136,232
Banco de Chile	—	—	—	—	689,417	—	689,417	—
Bank of America	214,732,080	219,874,845	—	—	—	—	214,732,080	219,874,845
Citibank	4,625,065	—	—	—	—	—	4,625,065	—
BBVA Banco Francés	2,636,886	2,403,968	—	—	—	—	2,636,886	2,403,908
Swap (Bco. Francés and Deutstche)	67,327	1,531,694	—	—	—	—	67,327	1,531,694
Banco Santiago	46,225	—	—	—	—	—	46,225	—
Banco Crédito e Inversiones	30,790	36,824	—	—	—	—	30,790	36,824
Banco BCI-Scotiabank	—	24,549	—	—	—	—	—	24,549
ABN AMRO Colombia	—	728,696	—	—	—	—	—	728,696

Totals	222,496,703	224,736,808	—	—	689,417	—	223,186,120	224,736,748

Principal	219,263,506	205,148,554	—	—	585,316	—	219,848,822	205,148,554

Annual Average interest rate	7,87%	8,02%	—	—	5.83%	—	—	—

17.    LONG-TERM BANK LIABILITIES

The detail of this item is as follows:

			2000	Expiration			2001	Average Annual Interest Rate%
Bank	Type of Currency		Totals Long Term	1-2 years	2-3 years	3-5 years	Total Long Term
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
BBVA Banco Francés S.A.	US$		5,932,025	3,004,883	—	—	3,004,883	—
ABN AMRO Bank	US$		—	—	26,191,600	—	26,191,600	5.99
Scotiabank	US$		—	261,916	785,748	5,500,232	6,547,896	4.09
Banco Crédito Inversiones	US$		—	392,874	1,178,622	8,250,346	9,821,842	4.09
Banco de Chile		UF	11,435,212	—	—	—	—	5.83
Royal Bank of Canada	US$		11,828,663	—	—	—	—	7.68
Bank of America	US$		100,306,577	—	—	—	—	7.96

Totals			129,502,477	3,659,673	28,155,970	13,750,578	45,566,221	—

18.    LONG-TERM LIABILITIES (EXCLUDING BANK LIABILITIES)

			Balances as of December 31, 2000			Balances as of December 31, 2001
Bank	Type of Currency		Long-Term portion	Short-term portion	Total	Long-term portion	Short-term portion	Total
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds payable		UF	23,212,609	6,799,617	30,012,226	17,661,248	6,008,246	23,669,494
Bonds payable	US$		34,007,406	563,298	34,570,704	37,650,425	623,641	38,274,066
Bonds payable in foreign countries	US$		270,284,950	65,311,042	335,595,991	285,355,845	17,792,352	303,148,197
Convertible bonds	US$		281,902,352	5,653,621	287,555,974	312,098,386	6,259,479	318,357,865
Subtotal			609,407,317	78,327,578	687,734,895	652,765,904	30,683,718	683,449,622
Notes payable (a)	US$		8,288,517	3,890,953	12,179,470	9,214,509	7,693,877	16,908,386
Subtotal			8,288,517	3,890,953	12,179,470	9,214,509	7,693,877	16,908,386
Provision for staff severance indemnities	Ch$		721,530	343,723	1,065,253	769,122	195,469	964,591
Provision for post-retirement pension plan	Ch$		4,022,076	608,817	4,630,893	3,962,806	599,845	4,562,651
Provision for staff severance indemnities	Col$		1,229,990		1,229,990	1,493,822		1,493,822
Other provisions	Ch$		251,628	6,043,106	6,294,733	485,821	9,968,467	10,454,288
Other provisions	Col$		383,329	1,355,844	1,739,173	391,794	1,613,556	2,005,350
Provisions for the conversion of convertible bonds	US$		5,069,140		5,069,140	8,505,436		8,505,436
Subtotal			11,677,693	8,351,490	20,029,182	15,608,801	12,377,337	27,986,138
Deferred taxes	Ch$		(208,863)		(208,863)	8,222,107		8,222,107
Deferred taxes	Arg$		6,581,414		6,581,414	80,886		80,886
Deferred customs duties	US$		10,101,449	6,747,758	16,849,207	10,343,178	2,393,716	12,736,894
Other long-term liabilities(b)	US$		31,417,667	5,969,849	37,387,516	28,459,033	6,565,498	35,024,531
Other long-term liabilities(b)	Ch$		1,075,115		1,075,115
Subtotal			48,966,782	12,717,607	61,684,389	47,105,204	8,959,214	56,064,418
Totals			678,340,306	103,287,628	781,627,933	724,694,418	59,714,146	784,408,564

a)	Notes payables include obligations with Morgan Stanley Group Inc. amounting to ThCh$10,467,461 in 2000 and ThCh$8,685,605 in 2001, which bear an annual interest rate of 5.35%. In 2000 it also includes Chivor obligations totaling ThCh$1,712,008. In 2001 it also includes ThCh$8,222,781 due to suppliers for the purchase of property, plant and equipment, which bear a annual interest rate of 6.50%.
b)	Other long term liabilities correspond to direct credit given to Norgener by its supplier Mitsubishi to finance the construction of the thermoelectric plant Tocopilla, which bear an annual interest rate of 8.17%. The short-term portion of these liabilities is included in trade accounts and notes payable.

The balances reflected in the caption short-term portion of long-term liabilities are the following:

	2000	2001
	ThCh$	ThCh$
Notes payable	3,890,953	7,693,877
Deferred customs duties	6,747,758	2,393,716

Total	10,638,711	10,087,593

19.    PROVISIONS AND WRITE-OFFS

a)	Provisions as of each year-end are as follows:

	2000	2001
	ThCh$	ThCh$
Current liabilities
Provision for Staff Severance indemnities	343,723	195,469
Provision for vacation and other employee benefits	3,551,400	1,241,780
Provision for pensions and post-retirement benefits(2)	608,817	599,845
Provision for loss on sale of Oilgener Inc., Oilgener Argentina and Fellblock		8,084,326
Other provisions	3,847,550	2,255,917

Total	8,351,490	12,377,337

Long-term liabilities
Provision for Staff Severance indemnities	1,951,520	2,262,944
Provision for pension and post-retirement benefits	4,022,076	3,962,806
Provisions for the conversion of convertible Bonds(1)	5,069,140	8,505,436
Other provisions	634,957	877,615

Total	11,677,693	15,608,801

(1)	The provision for conversion of convertible bonds charged to income in 2000 and 2001 amounted to ThCh$2,758,996 and ThCh$3,588,714, respectively, and it is included in “Non operating expenses”. For further information see Note 21.
(2)	The provision for pensions and post retirements benefits charged to income in 2000 and 2001 amounted to ThCh$757,548 and ThCh$719,163, respectively, and it is included in “non operating expenses”.

b)	Other provisions, that are presented as a deduction of the corresponding assets at each year-end, are as follows:

	2000	2001
	ThCh$	ThCh$
Allowance for future retirement of Fixed Assets	669,691	544,974
Allowance for doubtful accounts	2,414,560	3,568,534
Allowance for shrinkage of coal inventory	319,090	484,277

Total	3,403,341	4,597,785

c)	Write-offs

At December 31, 2000 and 2001, fixed assets amounting to ThCh$34,415 and ThCh$664,224 were written off, respectively. These amounts are included in other non-operating expenses and represent the not book value of fixed assets retired from service that will mainly be sold as scrap. In 2001, 82% of these write-downs correspond to the Cordillera business segment, where a transmission line has been replaced, and 14% to the Costa business segment.

20.    STAFF SEVERANCE INDEMNITIES

	December 31,
	2000	2001
	ThCh$	ThCh$
a) Balance of Provision
Short term provision	343,723	195,469
Long Term provision	1,951,520	2,262,944

Balance at December 31,	2,295,243	2,458,413

b) Charge to income
Staff severance indemnities	844,485	6,214,942
Pensions plans (Chivor)	341,914	264,823
c) Payments
Staff severance indemnities	940,212	6,215,948
Pensions Plans (Chivor)	81,949	95,903

Staff severance indemnities provision is discounted at an interest rate of 10% and at an average capitalization of 31 years.

During 1985 and 1986 AES Gener S.A. paid 50% and 20% of the staff severance indemnities to the employees according to D.L. 2.200, modified by Law number 18,372.

Long term- provision includes ThCh$1,229,990 (year 2000) and ThCh$1,493,822 (year 2001) of Chivor S.A. pensions plans and it is calculated according to Superintendencia de Sociedades de Colombia rules.

21.    BONDS

a)	The terms and conditions of the bonds issued as of December 31, 2001 are as follows:

	First Issuance	Second Issuance	Third Issuance	Fourth Issuance	First foreign Issuance	First issuance Convertible Bonds	ESSA Bonds	Gener Argentina S.A.
Issue date	February 4, 1987	December 16, 1987	April 25, 1989	March 8, 1991	January 23, 1996	December 24, 1998	September 29, 1999	July 30, 1998

Securities issued	Bearer bonds denominated in UF	Bearer bonds denominated in UF	Bearer bonds denominated in UF	Bearer bonds denominated in UF	Bearer bonds denominated in US$	Convertible Bonds	Bearer bonds denominated in US$	Medium Term Notes denominated in US$

Amount of issuance	UF 1,000,000 divided into:	UF 1,000,000 divided into:	UF 2,000,000 divided into:	UF 225,000 divided into:	US$200,000,000	US$500,000,000	US$60,000,000 UF1.388.000	US$257,000,000

	Series AA:	Series DA:	Series FA:	Series JA:		Series LA1	Series A1	10 Series
	4,500 bonds of UF 100 each	1,000 bonds of UF 100 each	800 bonds of UF 500 each	50 bonds of UF 500 each		7,416 bonds of US$100 each	500 bonds of US$ 10,000 each	Total value of US$210,000,000
	Series BA:	Series EA:	Series GA:	Series KA:		Series LA2	Series A2	5 Series
	700 bonds of UF 500 each	900 bonds of UF 1,000 each	400 bonds of UF 1,000 each	200 bonds of UF 1,000 each		2,717 bonds of US$1,000 each	550 bonds of US$ 100,000 each	Total value of US$47,000,000
	Series CA:		Series HA:			Series LA3	Series B1
	200 bonds of UF 1,000 each		1,200 bonds of UF 500 each			3,517 bonds of US$5,000 each	198 bonds of UF1,000 each
			Series IA:			Series LA4	Series B2
			600 bonds of UF 1,000 each			1,139 bonds of US$100,000 each	119 bonds of UF10,000 each
Series LA5
565 bonds of US$500,000 each
Series M
US$82,500,000

	First Issuance	Second Issuance	Third Issuance	Fourth Issuance	First foreign Issuance	First issuance Convertible Bonds	ESSA Bonds	Gener Argentina S.A.

Basis for readjustment	Variation in UF	Variation in UF	Variation in UF	Variation in UF	Variation in US$	Variation in US$	Variation in US$	Variation in US$

Amortization term	15.5 years (4 years grace period and 11,5 years for principal)	14.5 years (2,5 years grace period and 12 years for principal)	12 years (4 years grace period and 8 years for principal)	21 years (7.5 years grace period and 13.5 years for principal)	10 years	6.2 years	10 years (5 years grace period and 5 years for principal)	From December 31, 2002 to December, 2007

Principal payments	24 semiannual payments commencing January 1, 1991	24 semiannual payments commencing January 1, 1991	16 semiannual payments commencing November 1, 1993	27 semiannual payments commencing January 1, 1999	Repayment of principal due January 15, 2006	Repayment of principal due March 1, 2005	10 semiannual payments commencing April 15, 2005	11 semiannual payments commencing December 31, 2002

Nominal annual interest rate	6.00%	6.00%	5.00%	7.00%	6.50%	6.00%	8.00%	LIBOR + 1.125% up to December 31, 2002 LIBOR + 1.5% to December 31, 2005 LIBOR + 1.875% to December 31, 2007

Interest payments	Semiannually on January 1 and July 1 each year, commencing July 1, 1987	Semiannually on January 1 and July 1 each year, commencing July 1, 1988	Semiannually on May 1 and November 1 each year, commencing November 1, 1989	Semiannually January 1 and July 1 each year, commencing July 1, 1991	Semiannually on January 15 and July 15 each year, commencing July 15, 1996	Semiannually on March 1 and September 1 of each year, commencing March 1, 1999	Semiannually on April 15 and October 15 of each year, commencing April 15, 2000	Semiannually on June 30 and December 31 from June 30, 2000

b)	The detail of the outstanding bonds at December 31, 2000 and 2001 is as follows:

Number of Instruments	Series	Amount of issuance	Basis for Readjustment	Nominal annual Interest rate %	Scheduled Maturity	Interest payments	Terms	Current Value		Country of Placing Bonds
							Amortization payments	2000	2001
Bonds Payable short-Term portion
84	AA BA CA	37,507 29,167 16,667	UF UF UF	6.00 6.00 6.00	01/07/2002 01/07/2002 01/07/2002	Semiannually Semiannually Semiannually	Semiannually Semiannually Semiannually	645,551 502,100 286,914	627,891 488,283 279,018	Chile Chile Chile
95	DA EA	8,335 75,001	UF UF	6.00 6.00	01/07/2002 01/07/2002	Semiannually Semiannually	Semiannually Semiannually	143,456 1,291,114	139,531 1,255,584	Chile Chile
108	FA GA HA IA	— — — —	UF UF UF UF	5.00 5.00 5.00 5.00	01/05/2001 01/05/2001 01/05/2001 01/05/2001	Semiannually Semiannually Semiannually Semiannually	Semiannually Semiannually Semiannually Semiannually	655,676 655,676 983,513 983,513	— — — —	Chile Chile Chile Chile
136	JA KA	19,444 155,556	UF UF	7.00 7.00	01/01/2012 01/01/2012	Semiannually Semiannually	Semiannually Semiannually	42,422 335,664	327,039 2,616,319	Chile Chile
N.A.	Unit	200,000,000	US	6.50	15/01/0206	Semiannually	Repayment of principal due	3,530,920	3,909,167	Foreign
208	LA1 LA2 LA3 LA4 LA5 M	659,900 2,591,000 15,705,000 110,800,000 273,000,000 73,883,000	US US US US US US	6.00 6.00 6.00 6.00 6.00 6.00	01/03/2005 01/03/2005 01/03/2005 01/03/2005 01/03/2005 01/03/2005	Semiannually Semiannually Semiannually Semiannually Semiannually Semiannually	Repayment of principal due Repayment of principal due Repayment of principal due Repayment of principal due Repayment of principal due Repayment of principal due	7,850 30,757 186,282 1,314,236 3,238,145 875,854	8,666 34,025 206,238 1,455,023 3,585,030 970,497	Chile Chile Chile Chile Chile Foreign
214	A B	57,500,000 1,086,000	US UF	8.00 7.50	15/10/2009 15/10/2024	Semiannually Semiannually	Semiannually Semiannually	563,298 274,516	623,641 274,581	Chile Chile
N.A.	O1	—	US	10.70	01/08/2001	Semiannually	Semiannually	61,780,121	—	Foreign
N.A.		210,000,000	US	6.36	30/12/2007	Semiannually	Semiannually	—	11,344,237	Foreign
N.A.		47,000,000	US	6.36	30/12/2007	Semiannually	Semiannually	—	2,538,948	Foreign
Totals Short-Term								78,327,578	30,683,718

Number of Instruments	Series	Amount of issuance	Basis for Readjustment	Nominal annual Interest rate %	Scheduled Maturity	Interest payments	Terms Amortization payments	Current Value		Country of Placing Bonds
								2000	2001
Bonds Long Term
84	AA BA CA	— — —	UF UF UF	6.00 6.00 6.00	01/07/2002 01/07/2002 01/07/2002	Semiannually Semiannually Semiannually	Semiannually Semiannually Semiannually	609,812 474,223 270,985	— — —	Chile Chile Chile
95	DA EA	— —	UF UF	6.00 6.00	01/07/2002 01/07/2002	Semiannually Semiannually	Semiannually Semiannually	135,514 1,219,431	— —	Chile Chile
136	JA KA	— —	UF UF	7.00 7.00	01/01/2012 01/01/2012	Semiannually Semiannually	Semiannually Semiannually	315,679 2,529,146	— —	Chile Chile
N.A.	Unit	200,000,000,	US	6.50	15/01/2006	Semiannually	Repayment of principal due	118,286,630	130,958,000	Foreign
208	LA1 LA2 LA3 LA4 LA5 M	659,900 2,591,000 15,705,000 110,800,000 273,000,000 73,883,000	US US US US US US	6.00 6.00 6.00 6.00 6.00 6.00	01/03/2005 01/03/2005 01/03/2005 01/03/2005 01/03/2005 01/03/2005	Semiannually Semiannually Semiannually Semiannually Semiannually Semiannually	Repayment of principal due Repayment of principal due Repayment of principal due Repayment of principal due Repayment of principal due Repayment of principal due	391,411 1,533,585 9,288,457 65,530,793 161,461,250 43,697,633	432,096 1,696,561 10,283,477 72,550,732 178,757,670 48,377,850	Chile Chile Chile Chile Chile Foreign
214	A B	57,500,000 1,086,000	US UF	8.00 7.50	15/10/2009 15/10/2024	Semiannually Semiannually	Semiannually Semiannually	34,007,406 17,657,043	37,650,425 17,661,248	Chile Chile
N.A.		210,000,000	US	6.36	30/12/2007	Semiannually	Semiannually	124,200,962	126,161,663	Foreign
N.A.		47,000,000	US	6.36	30/12/2007	Semiannually	Semiannually	27,797,357	28,236,182	Foreign
Totals Long Term								609,407,317	652,765,904

The parent company has issued six series of bonds, the first three of which were to finance the construction of the Alfalfal Hydroelectric power station.

The fourth issuance of bonds (JA to JK) issued on March 8, 1991 were used to purchase floors 4 to 7, along with parking and storage space of the Las Americas building in Santiago.

The first foreign issuance of bonds on January 23, 1996 was used to finance the capital investment program.

In 1998, the company issued its first convertible bonds amounting to 500 million dollars of which US$499,943,600 (equivalent to ThCh$327,358,070) (99,99%) were placed. The funds were used to refinance existing debt. These bonds pay annual interest of 6% and have a resale date of March 2005. The conversion price is determined on the basis of the average market stock price, expressed in US Dollars, plus 15%. Such average market stock price is computed for the 10 days preceding the twentieth second by before the preferential shares offering. Under no circumstances the conversion price may be lowers thon US$0,211 (21.1 cents of a US Dollars). The stock price at the time of the bonds issuance was US$0,2712 (27.12 cents of a US Dollars). As of December 31, 2001, a total of US$23,304,700 (equivalent to ThCh$15,259,685) have been converted to shares.

The parent company has made a provision for the eventual conversion to shares of the bonds amounting to ThCh$8,505,436 which will be paid to holders who have not converted their bonds to shares by march 1, 2005. The estimated liability at March 1, 2005 is accrued over the period from the date of debt issuance to the expiration date for converting the bonds.

The non conversion prime provisioned by the Company is ThCh$8,505,436 at December 31, 2001.

During 1999, Eléctrica Santiago completed its first issuance of bonds for the aggregate principal amount of ThUS$100,000 (equivalent to ThCh$65,479,000) (Series A and B). As of December 31, 2001, 95.8% of the Series A bonds had been placed, totaling ThUS$57,500 (equivalent to ThCh$37,650,425) and 78.2% of the Series B bonds had been placed totaling UF 1,086,000. The proceeds of this issuance were used to prepay the obligation to General Electric for the construction pf its power plant, Nueva Renca.

Between September 4, 1998 and December 31, 2001, the subsidiary Termoandes S.A. has issued 5 series of bonds amounting to ThUS$210,000 (equivalent to ThCh$137,505,900), which were approved in the extraordinary shareholders meeting that took place on January 22, 1998. The funds raised from the bonds have been used to invest in the Nueva Guemes power station.

Between September 4, 1998 and December 31, 2001, the subsidiary Interandes S.A. has issued 5 series of bonds amounting to ThUS$47,000 (equivalent to ThCh$30,775,130) (of a total of ThUS$50,000 (equivalent to ThCh$32,739,500)), which were approved in the extraordinary shareholders meeting that took place on January 22, 1998. The funds raised from the bonds have been used to invest in the pipeline from Salta to Paso Sico.

Accrued interest as of December 31, 2000 and December 31, 2001 amounted to ThCh$12,951,782 and ThCh$11,243,690, respectively and are included in short-term liabilities.

c)	The schedule maturities of bonds payable is as follows:

	2000	2001
	ThCh$	ThCh$
2001	78,327,578	—
2002	15,521,105	30,683,718
2003	26,110,683	28,607,775
2004	26,490,679	29,028,478
2005	315,574,507	349,077,651
2006	153,195,885	169,296,510
2007	40,264,511	44,263,668
2008	7,240,191	7,697,867
2009	7,275,510	7,733,189
2010	509,339	238,427
2011	544,652	2 73,749
2012	444,604	309,072
2013	344,312	344,394
2014	379,626	379,717
2015	414,941	415,039
2016	450,255	450,362
2017	485,569	485,684
2018	520,883	521,007
2019	582,682	582,821
2020	653,311	653,466
2021	882,853	883,062
2022	1,589,134	1,589,512
2023	3,884,548	3,885,475
2024	6,047,537	6,048,978

Total	687,734,895	683,449,622

d)	The expenses deferred for the issuance of bonds as of December 31, 2000 and 2001 are as follows:

	2000	2001
	ThCh$	ThCh$
Legal fees	641,303	470,769
Financial fees	1,882,419	1,370,771
Commissions	6,136,487	1,935,507
Taxes	6,828,598	3,938,728
Other expenses	1,558,188	764,922

Total	17,046,995	8,480,697

22.    SHAREHOLDERS’ EQUITY

a) The movement in the shareholders’ equity during each period is as follows:

	Paid-in Capital	Share Premium Account	Other Reserves	Future Dividends Reserve	Retained Earnings	Interim Dividends	Subsidiary development Stage Deficit	Net Income For the period
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
1999
Balance as of January 1,	565,110,846	22,598,958	98,066,662	24,278,532	84,086,903	(14,017,333)	(3,709,598)	42,390,854
Distribution of earnings from last year	—	—	—	—	2,713,014	—	3,709,598	(42,390,854)
Final dividends	—	—	—	—	(12,330,584)	—	—	—
Issuance of shares, due to conversion of bonds	4,374,224	995,101	—	—	—	—	—	—
Subsidiary start-up accumulated deficit	—	—	—	—	—	—	(765,034)	—
Other reserves	—	—	(1,940,274)	—	—	—	—	—
Currency translation adjustment	—	—	1,116,496	—	—	—	—	—
Price-level restatement	14,766,187	604,114	2,549,733	631,241	1,515,738	—	—	—
Net income for the period	—	—	—	—	—	—	—	6,422,612
Interim dividends	—	—	—	—	(14,017,333)	14,017,333	—	—

Totals	584,251,257	24,198,173	99,792,617	24,909,773	61,967,738	—	(765,034)	6,422,612
Balances at Dec. 31, 1999 restated	630,674,109	26,120,887	107,721,840	26,889,029	66,891,509	—	825,821	6,932,936

2000
Balances as of January, 1	584,251,257	24,198,173	99,792,618	24,909,773	61,967,738	—	(765,034)	6,422,612
Distribution of earnings from last year	—	—	—	—	(765,034)	—	765,034	(6,422,612)
Final dividends	—	—	—	—	(3,716,171)	—	—	—
Issuance of shares due to conversion of bonds	4,217,514	2,200,995	—	—	—	—	—	—
Subsidiary start-up accumulated deficit	—	—	—	—	—	—	(670,262)	—
Other reserves	—	—	262,082	—	—	—	—	—
Currency translation adjustment	—	—	1,145,768	—	—	—	—	—
Price-level restatement	27,459,834	1,137,329	4,690,253	1,170,760	2,768,757	(61,937)	—	—
Net income for the period	—	—	—	—	—	—	—	2,206,586
Interim dividends	—	—	—	—	—	(2,815,281)	—	—

Totals	615,928,605	27,536,497	105,890,721	26,080,533	60,255,290	(2,877,218)	(670,262)	2,206,586
Balances Dec. 31, 2000 restated	635,022,392	28,390,128	109,173,333	26,889,030	62,123,204	(2,966,412)	(691,040)	2,274,990

	Paid-in Capital	Share Premium Account	Other Reserves	Future Dividends Reserve	Retained Earnings	Interim Dividends	Subsidiary development Stage Deficit	Net Income For the period
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2001
Balances as of January 1,	615,928,605	27,536,497	105,890,721	26,080,533	60,255,290	(2,877,218)	(670,262)	2,206,586
Distribution of earnings from last year	—	—	—	—	(1,340,894)	2,877,218	670,262	(2,206,586)
Issuance of shares due to conversion of bonds	1,488	1,046	—	—	—	—	—	—
Capitalization of reserves	—	—	(67,448,654)	67,448,654	—	—	—	—
Subsidiary start-up accumulated deficit	—	—	—	—	—	—	(118,387)	—
Dividend payments	—	—	—	(86,024,114)	(58,914,396)	—	—	—
Prior—period adjustment	—	—	(2,560,062)	—	—	—	—	—
Other reserves	—	—	23,205	—	—	—	—	—
Currency translation adjustment	—	—	10,873,328	—	—	—	—	—
Price-level restatement	19,093,805	853,643	1,191,704	1,436,994	892,307	—	—	—
Net income for the period		—	—	—	—	—	—	(5,027,354)
Interim dividends	—	—	—	—	—	—	—	—

Totals	635,023,898	28,391,186	47,970,242	8,942,067	892,307	—	(118,387)	(5,027,354)

b)    PAID-IN CAPITAL

The Extraordinary General Shareholders Meeting held on September 14, 1998, agreed to increase the social capital to ThCh$237,500,000 million issuing 2,357,000,000 shares of common stock for the purpose of supporting the conversion of the convertible bonds into company shares (Note 21). Such shares were issued in November 13, 1998, according to its inscription in the Securities registry. As of December 31, 2001, ThCh$23,304,700 in bonds have been converted into shares, which represents 85,932,258 shares.

During session N°416 of the Board of Directors held on March 13, 2000, it was agreed not to place in the market the remaining 19,288,138 shares available from the capital increase approved by the Extraordinary Shareholders Meeting held on March 25, 1997. The latter because such shares were not subscribed nor paid within the three years term established in such meeting.

c)    DIVIDENDS PAYMENT

The following shows a detail of final dividends paid as of December 31, 1999, 2000 and 2001 against the profits of 1998 and 1999, and against reserve for future dividend and retained earnings, as well as the interim dividends declared against 1998, 1999 and 2000 profits:

Date of payment	Dividend Per share	Dividend in Historical Chilean pesos	Total restated Dividend
	ThCh$	ThCh$	ThCh$
1999
Final dividends 1998:
April 1999	2.20	12,330,584	13,536,611

Date of payment	Dividend Per share	Dividend in Historical Chilean pesos	Total restated Dividend
	ThCh$	ThCh$	ThCh$

2000
Final dividends 1999:
April 2000	0.66	3,716,171	3,831,372
Interim dividends 2000:
July 2000	0.50	2,815,281	2,902,555

2001
Final dividends against reserves and retained earnings:
July 2001	5.95	33,752,804	34,259,096
September 2001	19.6	111,185,706	112,186,377

d)    DIVIDENDS POLICY

The policy on the distribution of dividends for the year 2000 that was approved by the General Ordinary Shareholders Meeting held on April 25, 2001 establishes the distribution of 100% of the net income for the year.

e)    Accumulated foreign currency translation adjustment

	As of December 31,
	1999		2000		2001
	Year	Accumulated	Year	Accumulated	Year	Accumulated
	ThCh$		ThCh$		ThCh$
Price–level restatement		(7,817)		40,252	—	62,480
Merchant Energy Group of the Americas MEGA (USA)	160,639	140,445	258,273	348,302	13,634	—
Reversal of cumulative translation adjustment	—	—	(44,112)	—	(351,463)	—
Reversal of foreign exchange hedge MEGA	—	—	114,572	—	797,320	—
Central Puerto S.A. (Argentina)	4,133,469	4,098,166	6,005,744	9,919,943	13,375,133	—
Reversal of cumulative translation adjustment	—	—	—	—	(22,996,803)	—
Reversal of foreign exchange hedge Central Puerto	—	—	—	—	17,960,072	—
Compañía Carbones del Cesar Ltda. (Colombia)	187,998	274,327	112,251	454,629	342,690	783,648
Energy Trade & Finance Corporation	8,822,035	8,822,035	4,182,032	12,608,044	13,773,094	26,002,042
Gener Argentina S.A.	11,044,056	12,762,198	1,085,920	14,874,651	2,563,207	16,990,609
Gasoducto Gasandes (Argentina) S.A.	369,981	487,888	332,874	908,471	1,214,337	2,095,493
Inversión OilGener Inc. (U.S.A.)	445,352	455,421	183,987	618,972	414,771	1,015,132
Compañía General de Electricidad Itabo S.A. (Dominican Republic)	231,970	231,971	1,660,583	1,882,140	5,763,502	7,589,049
Other investments	(30,454)	(30,455)	102,622	(221,137)	786,104	(188,171)
Reversal of cumulative translation adjustment Hidroneuquén S.A.	—	—	—	—	(798,829)	—
Reversal of foreign exchange hedge Hidroneuquén S.A (Argentina)	—	—	—	—	15,175,684	—
Reversal of foreign exchange hedge Agua Negra S.A (Argentina)	1,017,820	1,017,820	483,718	—	—	—
Net foreign investments hedge	(29,738,003)	(33,533,832)	(13,297,177)	(39,356,290)	(37,159,125)	(41,398,977)

Total Year	1,205,209		1,181,287		10,873,328

Total Accumulated		896,690		2,077,977		12,951,305

f)    Other Reserves

The detail of other reserves is as follows:

	As of December, 31,
	2000	2001
	ThCh$	ThCh$
Accumulated foreign currency translation adjustment	2,077,977	12,951,305
Fixed assets technical revaluation reserve	40,961,073	40,961,073
Reserve for future capitalization	69,539,562	—
Variations in the equity of subsidiaries	(3,405,279)	(5,942,136)

Total	109,173,333	47,970,242

g)    Prior-period adjustment

This adjustment corresponds to the correction of a mathematical error in the calculation of the depreciation of certain fixed assets of the Colombian subsidiary Chivor, related to the three-year period ending December 31, 1997, 1998 and 1999. The accumulated effect of such amounts has been recognized as of January 1, 2001, as authorized by the Chilean Superintendency of Securities and Insurance.

23.    RELATED COMPANY TRANSACTIONS

a)	Balances with related companies relate to transactions completed in the normal course of business in accordance with current legislation and at market prices. The detail of those balances is as follows:

•	Account receivable

	Short-term As of December 31,		Long-term As of December 31,
Companies	2000	2001	2000	2001
	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Guacolda S.A.	1,243,958	6,622	—	—
Hidroeléctrica Piedra del Aguila S.A. (Argentina)	258,826	—	26,178,411	—
Gasoducto Gasandes S.A.	16,625	16,125	2,797,687	1,422,314
Gasoducto Gasandes (Argentina) S.A.	—	—	2,919,643	3,507,798
SCL Terminal Aéreo Santiago S.A.	24,861	—	—	—
Servicios Integrales de Generación Eléctrica S.A.	13,501	15,893	—	—
Explotaciones Sanitarias S.A.	—	805	—	—
C.G.E. Itabo S.A. (República Dominicana)	1,363,495	208,421	—	—
Mega Inc. (Estados Unidos)	941	—	—	—
Inversiones Cachagua Ltda	—	—	—	168,054,733
Energen S.A.	—	33,031	—	—
Ecogener S.A.	—	455	—	—
Coastal Itabo Ltd. (República Dominicana)	11	12	—	—
Sociedad Inmobiliaria La Huerta Ltda.	5	—	—	—
Naviera Ventanas S.A.	1,425	—	667,480	—
CPT Agencia Marítima S.A.	26,137	—	—	—

	2,949,785	281,364	32,563,221	172,984,845

The account receivable from Inversiones Cachagua Ltda. (main shareholder of the Company) has no guarantee and bears and average interest rate of 7.18% at December 31, 2001. The contract signed between AES Gener S.A. and Inversiones Cachagua Ltda. covering this account receivable has no amortization schedule. Although this contract matures on February 28, 2004, such maturity may be changed with the mutual agreement of the parties.

•	Accounts Payable

	Short-term as of December 31,
Companies	2000	2001
	ThCh$	ThCh$
Empresa Eléctrica Guacolda S.A.	2,190	—
Gasoducto Gasandes (Argentina) S.A.	149,505	166,602
Servicios Integrales de Generación Eléctrica S.A.	939,218	1,503,433
Mega Inc. (Estados Unidos)	1,792,868	—
Cordex Petroleum Inc.	—	512,898
Socios U.T.E. (Argentina)	528,798	—
Aylwin Abogados Ltda	1,626	—
CPT Agencia Marítima S.A.	25,098	—
AES Corp.	—	176,006

	3,439,303	2,358,939

b)	Related company transactions

The detail of the transactions made with related companies in 1999, 2000 and 2001 is as follows:

Companies	Nature of the Relationship	Transactions	(Charge) Credit to income For the year of December, 31
			1999	2000	2001
			ThCh$	ThCh$	ThCh$
Petróleos, Asfaltos y Combustibles S.A.	Subsidiary	Services rendered	1,106,329	—	—
Egenor S.A.	Affiliate	Other services	34,130	—	—
Termoandes S.A.	Subsidiary	Generation and sale of electricity	8,917	—	—
Agencias Universales S.A.	Affiliate	Services of gas transport contracts	129,816	—	—
CPT Agencia Marítima S.A.	Affiliate	Towing services and others	(118,347)	—	—
Empresa Eléctrica Guacolda S.A.	Affiliate	Other services	1,176,724	458,271	(1,865,387)
		Purchase and sale of energy—net	(477,314)	(430,398)	—
Empresa Eléctrica Pilmaiquén S.A.	Director in common	Purchase of electrical energy	(306,348)	—	—
CDEC—SIC Ltda.	Affiliate	Administrative and coordination services	—	(189,367)	(125,682)
CDEC—SING Ltda.	Affiliate	Other services	—	(372,371)	(258,700)
Explotaciones Sanitarias S.A.	Subsidiary	Other services	—	—	212
Serv.Integrales de Generación Eléctrica S.A.	Affiliate	Operating maintenance and other services	—	(3,717,125)	(5,502,658)
C.G.E. ITABO S.A.	Affiliate	Technical assistance and other Services	—	6,632,550	442,774
		Administrative services	—	—	2,912,947
SCL Terminal Aéreo Santiago	Partners in common	Miscellaneous administrative services	52,079	56,743	108,994
Hidroeléctrica Piedra del Aguila S.A.	Affiliate	Interest	—	4,259,574	4,336,064
		Technical assistance	230,408	998,807	241,182
Gasoducto Gasandes S.A.	Affiliate	Transport of gas and commissions	(1,113,177)	(1,663,408)	(1,490,834)
Gasoducto Gasandes (Argentina) S.A.	Affiliate	Transport of gas and commissions	(2,452,479)	(3,493,242)	(3,915,172)
Compañía de Petróleos de Chile S.A.	Shareholder in common	Oil purchase	(6,700,965)	—	—
René Cortazar y Cía. Ltda.	Director in common	Other services	—	—	(24,625)

Companies	Nature of the Relationship	Transactions	(Charge) Credit to income For the year of December, 31
			1999	2000	2001
			ThCh$	ThCh$	ThCh$
Centro de Estudios e Investigación Financiera S.A.	Director in common	Other services	—	—	(27,037)
Oscar Guillermo Garretón y Cía. Ltda.	Director in common	Other services	—	—	(30,959)
Estudio Jurídico Claro y Cía.	Director in common	Other services	—	—	(45,994)
Pedro Lizama Greve	Director	Professional fees	—	—	(25,613)
Sergio de la Cuadra F.	Director	Professional fees	—	—	(2,574)
Eugenio Ortega R.	Director	Professional fees	—	—	(1,716)
José Joaquín Brunner R.	Director	Professional fees	—	—	(11,950)
Andrés Sanfuentes V.	Director	Professional fees	—	—	(17,067)
Gabriel del Real	Director	Professional fees	—	—	(10,241)
Security Valores S.A. Corredores de Bolsa	Director in common	Interest on deposits	37,599	61	—
Banco Bice	Director in common	Interest on deposits	88,572	29,042	—
Banco Security	Director in common	Interest on deposits	147,860	—	—
Bice Corredores de Bolsa S.A.	Director in common	Interest on deposits	695	2,837	—
Fondo Mutuo Security S.A.	Director in common	Interest on deposits	45,949	—	—
Fondo Mutuo de Valores Bice S.A.	Director in common	Interest on deposits	—	455	—
Security Adm. de Fondos Mutuos S.A.	Director in common	Interest on deposits	—	39,462	—
Metrogas S.A.	Affiliate	Miscellaneous services	505,727	—	—
Mega Inc.	Affiliate	Advances SSP and other	—	(13,167,331)	—
Sociedad Inmobiliaria la Huerta Ltda	Director in common	Office rent	—	(15,979)	—
Aylwin Abogados Ltda.	Director in common	Legal fees	—	(21,105)	—
Coastal Power Dominicana	Affiliate shareholder	Administrative services	—	(983)	—
Inversiones Cachagua Ltda.	Main shareholder	Interest on loans			6,656,504
Patricio Claro Grez	Director	Professional fees			(3,422)
Andrés Concha Rodríguez	Director	Professional fees			(3,422)

24.    DERIVATIVES CONTRACTS

The detail of derivatives outstanding at December 31, 2001 is as follows:

			Agreements Descriptions					Net income effect
Kind of derivative	Kind of agreement	Amount of agreement	Due Date	Specific Item	Position Sale/ Buy	Item hedged	Amount of item hedged	Realized	Unrealized loss
		ThCh$					ThCh$	ThCh$	ThCh$
FR	CCTE	5,523,920	01/2002	T/C US$	B	Revenues	5,257,440		(266,480)
FR	CCTE	5,544,320	01/2002	T/C US$	B	Revenues	5,274,720		(269,600)
FR	CCTE	5,563,520	01/2002	T/C US$	B	Revenues	5,290,000		(273,520)
FR	CCTE	5,584,320	11/2002	T/C US$	B	Revenues	5,306,720		(277,600)
FR	CCTE	5,605,120	11/2002	T/C US$	B	Revenues	5,314,000		(291,120)
FR	CCTE	2,129,011	01/2002	T/C US$	B	Revenues	2,026,305		(102,706)
FR	CCTE	2,136,873	01/2002	T/C US$	B	Revenues	2,032,965		(103,908)
FR	CCTE	2,144,273	01/2002	T/C US$	B	Revenues	2,038,854		(105,419)
FR	CCTE	2,152,290	11/2002	T/C US$	B	Revenues	2,045,299		(106,992)
FR	CCTE	2,160,306	11/2002	T/C US$	B	Revenues	2,048,150		(112,156)

FR	=	Forward
CCTE	=	Hedge transaction coverage
Item hedged	=

Revenues of the distribution of energy and capacity to customers in Chile, based on contracts in force at sales prices established by the tariff regulations of the Ministry of Economy, Development and Reconstruction. The reason for hedging these revenues is that the cost of sales are mainly in US Dollars.

25.    CONTINGENCIES AND COMMITMENTS

Guarantees received and granted as of each year-end are as follows:

1)    GUARANTEES RECEIVED

	2000	2001
	ThCh$	ThCh$
Contract completion guarantees and advances against contract ASCO702. and other guarantees associated with the Expansion of the Northern Interconnected Grid (part 2)	1,078,154	107,190
Contract completion guarantees from contractors and advance works-Proyecto Nueva Scada	154,028	—
Contract completion guarantees to cover shipping services	340,535	—
Guarantee for advance works from contractor—Project Salta-Zaldívar	2,677,944	—
Contract completion guarantee for construction work of Termoandes thermoelectric power plant	69,159,955	—
Contract completion guarantee for construction work of Interandes High Tension Line	3,268,933	—
Guarantee from General Electric for trust and availability associated with Nueva Renca power plant	20,700,160	22,917,650
Notes received as guarantee from General Electric to Eléctrica Santiago	2,957,166	4,779,967
Guarantee from General Electric for maintenance of similar conditions of the construction contract of the Nueva Renca power plant N°1 for the construction of Power Plant N°2	—	67,597
Contract guarantees of equipment. General Electric	1,360,296	—
Contract completion guarantees from contractors Proyecto Terminal Ventanas (PACSA)	1,951,729	—
Others	443,145	339,077

Total	104,092,045	28,211,481

2) DIRECT GUARANTEES GRANTED

				Assets		Amount not paid at December 31,		Redemption of guarantees at December 31,
Beneficiary	Debtor	Relation	Kind of Guarantee	Kind of asset	Book value	2001	2000	2002	Assets	2003	Assets	2004 and more	Assets
Deutsche bank and others	Gener Argentina S.A.	Subsidiary	Pledge	Shares	91,268,373	168,281,030	153,030,316	13,883,185	—	13,883,185	—	140,514,660	—
Banco de Chile	Norgener S.A.	Subsidiary	Industrial Pledge	Thermal Unit	59,778,631	35,024,531	37,387,516	4,517,923	—	4,259,674	—	4,001,425	—
Sulzer	Chivor S.A.	Subsidiary	Aval Bancafe	—	—	2,530,756	3,156,693	401,497	—	460,736	—	519,975	—
DirecciónNacional de Aduanas	Soc. Elec.Santiago S.A.	Subsidiary	Bill of exchange	—	—	1,201,270	6,155,117	641,926	—	—	—	—	—
Banco BCI y Scotia Bank	Energía Verde S.A.	Subsidiary	Pledge	Laja and Constitución Plant	—	16,639,750	—	—	—	—	—	—	—
Bank of America	Chivor	Subsidiary	Mortgage	Land and constructions	433,320,378	219,721,332	214,732,080	219,721,332	—	—	—	—	—
Bice	AES Gener S.A.	—	Mortgage	Building	3,157,085	2,889,063	3,162,614	2,889,063	—	—	—	—	—
Ministro de Minería	AES Gener S.A.	—	Bill	—	—	982,360	—	982,360	—	—	—	—	—
Minera Mantos Blancos	AES Gener S.A.	—	Bill	—	239,956	261,916	—	261,916	—	—	—	—	—
Secretaría De Energía y Minería	AES Gener S.A.	—	Bill	—	65,479	65,479	—	65,479	—	—	—	—	—
Secretaría De Energía y Minería	AES Gener S.A.	—	Bill	—	91,671	91,671	—	91,671	—	—	—	—	—

3)    OTHER GUARANTEES GRANTED

At December 31, 2001 the Company had granted the following additional guarantees:

a)	Obligations with financial entities

The credit agreements subscribed by AES Gener S.A. with several financial institutions impose on the company certain covenants on financial ratios and statistics during the credit term, which are standard requirements for this type of financing. In accordance with the terms and dates agreed upon in its credit agreements, the company reports to these financial institutions its compliance with such debt covenants.

b)	Guarantees for maintenance of Economic Offer

AES Gener issued two Guarantee Bills to the account of the Minister of Infrastructure and Housing, Secretary of Energy and Mining of Argentina, through which it guarantees to keep the Economic Offer presented by TermoAndes S.A. to participate with the “Comité de Administración del Fondo Fiduciario para el Transporte Eléctrico Federal (CAF)” as initiators of the enlargements of electric energy transport in high tension included in the federal plan of transport in 500 Kw. These bills amount to US$100,000 (equivalent to ThCh$65,479,000) and US$140,000 (equivalent to ThCh$91,670,600) respectively and they are valid until March 12, 2002.

c)	Guarantors to third parties

AES Gener S.A. is guarantor of the timely payment of capital and interests for a loan given by a trustee of international banks to Consorcio Gasandes. The amount guaranteed is US$22,5 million (equivalent to Ch$16,500 million). Such credit is due on October 2002.

d)	Deferred customs duties

Norgener S.A., Energía Verde S.A. and Eléctrica Santiago S.A. record and control the contingency for the customs duties resorted to deferred payment, originated by the import of capital assets for the construction of power generation plants until such obligation is compensated through the amortization of those import duties during the 7 years term, according to Law N°18,634 that empowers the Servicio Nacional de Aduanas (Customs National Service) to approve the write-off of such duties.

These companies keep contracts with goods’ exporters, which, according to the legal disposition, would allow them to reduce such obligations by the direct supply of electricity to exporter customers.

As of December 31, 2001, the contingency for customs duties amount to ThCh$1,461,947 for Eléctrica Santiago S.A., ThCh$885,268 for Energía Verde S.A. and ThCh$1,865,470 for Norgener.

e)	Guarantee by AES Gener in favor of Transportadora del Gas del Norte

Guarantee by AES Gener in favor of Transportadora del Gas del Norte (TGN) under the transportation contract between Termoandes and TGN. If AES Gener’s credit rating established from time to time by S&P, Moody’s or other international credit agency, falls below investment grade, AES Gener has to provide a bank guaranty to cover the obligations established in this contract.

f)	Guarantee on obligations of Energía Verde

As part of the financing obtained by our wholly-owned subsidiary Energía Verde S.A. in November 2001, we pledged all our shares in that subsidiary in favor of Banco Crédito e Inversiones and Scotia Bank Sudamericano.

G)	Power Purchase Agreement between TermoAndes and AES Gener

In January, 1997, the company entered into a contract with TermoAndes, which was modified on June 26, 1998, pursuant to which agreement AES Gener purchases 100% of TermoAndes’ electric capacity and energy (the Power Purchase Agreement “PPA”). The contract provides for a minimum monthly payment in amounts sufficient to cover, among other things, the payment of interest and amortization of the US$257 million notes issued by TermoAndes and InterAndes, and its fixed and variable costs. The payment of the notes is guaranteed by all of TermoAndes’ and InterAndes’ assets. Furthermore, TermoAndes has collaterally assigned its interest under the PPA to the bank arranging the issuance of the notes (Deutsche Bank A.G. New York). AES Gener has consented to such assignment and has assumed some other obligations related to the PPA in favor of the bank arranger and noteholders.

4)    TRIALS AND BAILS

a) Up to the day of the elaboration of these financial statements, the Superintendence of Fuels and Electricity formulated charges and applied fines to AES Gener S.A. and other generators of the Interconnected Central Grid (SIC), such as Eléctrica Santiago S.A. The company has presented the corresponding discharges and complaints before the competent organisms. It believes it will be exempt of all charges and sanctions.

Up to the day of the issuance of the these financial statements, the Superintendence of Fuels and Electricity have also presented charges to all generators of the Great North Interconnected System (SING), such as Norgener S.A. The company has presented its discharges to the corresponding authorities, but so far it has not received any answer about the fines applied. Currently, the case (n°22-2000) related to the SEC Resolution N°1809 of November 19, 1999, is awaiting sentence.

b) With respect to the energy transfers in May and June 2000, there was a divergence between the companies belonging to CDEC-SIC with respect to the value of the marginal cost that should be applied for the valuation of energy transfers between May 1 and June 6, 2000, because during such period a security plan was under operation, which was proposed by the Dirección de Operaciones. Its objective was to increase the dispatch of thermal units over the level indicated by the operation models in order to accumulate water reserves in case of an eventual shortage during winter. The Ministry of Economy, Development and Reconstruction decided that the situation was similar to that registered in May and June 1999, when a security plan was implemented under a rationing condition.

The Ministry issued Resolution N°80 that is exactly the same as N°65 and N°77 from 1999 and which establishes that the marginal cost for the period under discussion is that indicated by the operation models and that the cost associated to the additional dispatch of thermal units should be settled by all the integrants of CDEC-SIC. The application of this resolution created a divergence that’s still pending from the Ministry. It is important to mention that the resolution of such divergence will also relate to July and August 1999, which are affected by the provisions in Resolutions N°65 and 77.

c) Regarding power transfers in CDEC-SIC, the determination of the definite payment corresponding to the following periods is still outstanding:

c.1) With respect to power transfers in 2000 and 2001 in SIC, only preliminary payments have been made, as it’s usual in these kind of operations. On November 2, 2001, the divergence was settled through RM N°119 of the Ministry of Economy, Development and Reconstruction, which is under implementation stage in CDEC- SIC.

c.2) Energy transferences between CDEC-SIC generators since August 2000 have been paid as preliminary, because there were differences between the generators about the prices of such transfers. The Ministry of Economy, Development and reconstruction decided on the different conflicts through the ministerial resolutions N°39 from May 22, 2000, N°59 from September 22, 2000, N°72 from November 16, 2000 and N°74 from November 17, 2000. The application of such resolutions is currently under divergence. Likewise, due to the complexity and contradictory of previous resolutions, the Dirección de Operaciones have not been able to calculate on the definite energy transfers and is waiting for the divergence resolutions.

c.3) In terms of the power transferences in the year 2000 in the SING, as well as the SIC, only preliminary payments have been made, as it’s normal in these kind of operations. The latter, because the definite regulation on computation and power transfers between generators is submitted to the divergence mechanism before the Ministry of Economy, Development and Reconstruction. On December 28, 2001, Resolution N°163 from the Ministry of Economy solved such divergence, which is under implementation and it must be completed within the first trimester of the year 2002.

d) AES Gener was suit by the Junta de Vigilancia of the Maipo River before the 2nd Civil Court of Santiago for an alleged debt of ThCh$92,899 that AES Gener would owe it for concept of contributions. AES Gener opposed to such suit because it states that it should not pay anything since it doesn’t use the facility mentioned by the Junta de Vigilancia. Nevertheless, the plaintiff has placed on embargo over money of AES Gener. The Company believes that it won’t have to pay such amounts because they have been imposed arbitrarily, unilaterally and without reason.

e) The company in undergoing an executory process for monetary compensation. It was suit by a neighbor of Central Renca who claims to have suffered certain damages and losses due to the operation of such power plant, so he’s suiting for ThCh$120,000. The suit was rejected in first instance, but the process in now before the Appeal Court. AES Gener believes that the suit will be rejected again because the facts established by the plaintiff are false, there isn’t a causality relation between the facts invoked and the alleged damages, there is no responsibility from the company and the rights are expired.

5)  FINANCIAL RESTRICTIONS

Quarterly, the Company must meet the following covenants established in the bonds issuance agreements that was inscribed in the Registro de Valores of the Superintendency of Securities and Insurance under number 136:

-	Unpledged assets must equal at least 110% of unsecured liabilities on a consolidated basis.

-	The ratio of consolidated debt to equity (including minority interest) may not exceed 1.5 to 1.

This bonds issuance was paid in anticipation in January 2, 2002.

As guarantor of the credits that ABN Amro Bank and Royal Bank of Canada granted to Energy Trade and Finance Corporation, the Company must meet the following covenants calculated on the basis of the consolidated financial statements prepared in accordance with Chilean GAAP:

-	The ratio of consolidated debt to equity (including minority interest) may not exceed 1.75 to 1 (on a quarterly base).

-	The debt of any significant subsidiary should not exceed 15% of the total assets (on a yearly base).

-	The ABN Amro Bank has an option to request the anticipated payment of the loan during July 2002.

The credit granted by Royal Bank of Canada was fully paid in February 2002.

Bank of America holds bonds issued by the Argentinean subsidiaries Termoandes S.A. and Interandes S.A. for a capital of US$82 million (ThCh$53,692,780). In accordance with the terms and conditions set forth, such bank has the right to sell those bonds to AES Gener S.A. between October 31, 2002 and January 31, 2003. Exceptionally, it may exercise this right before October 31, 2002 if Standard & Poors, Moody’s and Fitch would assign a rating lower than “investment grade” to the non-guaranteed long-term dollar debt of AES Gener. In case the option is exercised, the transaction shall be done within a 10 days term. The sale price of the bonds will be equal to their nominal price.

6)    OTHER CONTINGENCIES

a)	The Regional Commission on the Environment of the Metropolitan Region imposed a sanction for U.T.M.350 (Ch$10,033) to Sociedad Eléctrica Santiago S.A. for the eventual non fulfillment of Resolution N°007/96 of Environmental Assessment. Such company presented a legal claim in order to challenge such sanction. It asked the judge to leave it without effect, since there was no such non-fulfillment. Up to day, there has not been any pronunciation from the Court.

b)	Sociedad Eléctrica Santiago keeps a discrepancy with Servicios Integrales de Generación de Energía Eléctrica S.A. (SIGEN), which is a company that operates and maintains Central Nueva Renca. The discrepancy is related to an interpretation of the contract signed, specifically with respect to the responsibility of a failure occurred in June 2000, which could derive in fines or bond payments. The amount under dispute is US$1,5 million. Notwithstanding the eventual loss, the company has an availability guarantee of Central Nueva Renca given by General Electric pursuant to the contract for construction of the Plant, which would lower the loss.

c)	Bank of America credit.

In December 28, 2001, the subsidiary Chivor S.A. E.S.P. sent a Notice of Default to Bank of America, according to sections 7.1 (f) (i), 7.1 (f) (vii) and 11.5 of the credit agreement.

According to the communication released, Chivor S.A. ESP wasn’t successful in its attempt to place bonds in the Colombian market for ThUS$200,000 (equivalent to ThCh$130,958,000), resources that would have been used to pay the liabilities derived from the credit agreement.

Due to the above, Chivor did not have the necessary funds to pay the US$343,146,636 (equivalent to ThCh$224,688,986) capital balance, which was due on December 30, 2001. Chivor is in conversations with Bank of America N.A. and the banks trust in order to obtain a longer term to meet its obligations. Despite that, on December 21, 2001, the company paid US$7,582,890 (equivalent to ThCh$4,965,200) corresponding to capital and US$10,842,480 (equivalent to ThCh$7,099,547) to interest.

The banks trust, led by Bank of America N.A. as collateral agent, may collect the guarantees backing-up the unpaid liability.

d)	Guarantors from third parties

Bancafe is guarantying the obligation that Chivor keeps with Sulzer (supplier).

e)	Claim for the stamp tax imposed to TermoAndes S.A.

On December 7, 2001, the DGR (the income general department) notified TermoAndes S.A. about its decision to charge this subsidiary with A$11,580,562 corresponding to the stamp tax applicable to the agreement on Fiduciary Assignment in Guarantee subscribed between TermoAndes S.A. and the Banco Francés Uruguay S.A. on June 26, 1998, by which Banco Francés S.A., Banco Bilbao Vizcaya and Deutsche Bank N.Y appear as beneficiaries. (“the agreement”)

Such decision was based on the amount of A$967,160,000 corresponding to the addition of A$250,000,000 for the negotiable liabilities issued by TermoAndes S.A., A$73,080,000 for the interest rate swap, A$62,500,000 for the bail granted by TermoAndes S.A. so that InterAndes S.A. could finance the construction of the Transmission Line and A$98,000,000 for the actual guarantee collateral of TermoAndes S.A. shares.

Without prejudice of the stamp tax exemption that TermoAndes S.A. possess through the Decreto Provincial N°3928/97, the DGR considers that TermoAndes S.A. is jointly liable with respect to the non-exempt party (Banco Francés Uruguay S.A.).

In addition, DGR notified that an indictment would be carried out to consider the application of sanctions to TermoAndes S.A. (loss of the exemption granted from the beginning in case of non-fulfillment), because if did not present the agreement in alleged infringement to the provisions established in article n°4 of the exemption decree.

TermoAndes S.A. prepared two writs stating the following arguments:

In one writ it stated (i) the inexistence of the joint liability of TermoAndes S.A.; (ii) that the agreement on Fiduciary Assignment in Guarantee was not an onerous contract, which is one of the essential characteristics of the stamp tax and that is established in article 9 of the “Ley de Copartición Federal” (Federal Copartition Law) N°23,548 (iii) The inexistence of effects in the Province where the agreement was signed.

In another writ, it established that the sanctions had no legal grounds, based on the following arguments: (i) the presentation of the agreement is not a condition imposed by the decree that granted the stamp tax exemption; (ii) the loss of such exemption is not seen as a sanction for the infringement of the benefit granting conditions; (iii) in a subsidiary manner, TermoAndes S.A. presented the so-called Theory of the Ritual Excess as defense, which means the irregular use of the forms in a way it’s not proper for the aims they have been established; (iv) finally, it indicated a presumed lack of proportionality between the alleged infringement and the sanction.

On January 25, 2002, DGR resolution N°03/02 from January 23, 2002 was notified, by which: a) the discharge formulated by TermoAndes S.A. was rejected, b) the initial charge of A$11,589,142 is kept, c) a sanction consisting on applying the omitted tax twice is applied, whose amount is A$11,605,920.

On February 8, 2002, TermoAndes presented a petition for reconsideration to DGR against the previously mentioned resolution. It requires: a) to declare that the taxing jurisdiction of Provincia de Salta is inapplicable with respect to the contract; b) to approve the lack of passive legitimization from TermoAndes by virtue of the inexistence of the joint responsibility invoked by DGR; c) to consider the amount of the considerations received by Banco Francés Uruguay as taxable base in the case the contract is considered to have effects in the province; d) on the contrary, to exclude from the amount of the taxable base the A$483,000,000 (corresponding to the collateral guarantee of the shares made by the company) and the A$73,080,000 (the loan to pay the VAT); e) to declare that the sanction imposed to TermoAndes has no legal grounds.

Up to day, no answer has been received from DGR. According to the legal advisers and the management of the company, the legal arguments used in the defense of TermoAndes are enough for an objective Court to reject the intimidation presented by the province.

f)	InterAndes S.A. shares sale

According to the provisions in article 31 of the Law N°24,065 (law on electrical energy), resolution 1,029/97 from the Board of Directors of the Ente Nacional Regulador de la Electricidad (ENRE) makes the granting of the International Haulage Concession conditional on the shares transfer necessary for InterAndes S.A and TermoAndes S.A to stop having Gener Argentina S.A. controlling both companies.

Afterwards, ENRE, through resolution 730/99, decided to change the executory condition established in article 3 of resolution 1,029/97 to the moment in which a new agent that didn’t start the project request authorization to enter into the Güemes—Paso Sico Haulage System, granted to InterAndes S.A.

g)	Trust Agreement between TermoAndes and InterAndes

g.1)	TermoAndes signed a trust agreement (hereinafter called “the agreement”) with Deutsche Bank AG, New York Branch (hereinafter called “Deutsche Bank”) and the Banco Francés Uruguay by which the funds collected by TermoAndes shall be initially transferred to the banking accounts (hereinafter called “the accounts”) opened in such banks according to the provisions established in the agreement, which shall be exclusively controlled by the Deutsche Bank or the Banco Francés Uruguay, depending on the account.

While the amounts owed by TermoAndes S.A are not paid—debts related to the issuance of the negotiable obligations and to the credit agreement to finance the VAT—TermoAndes S.A. shall only use the amounts deposited in the accounts in accordance with the contract.

Likewise, such company assigns, transfers and grants a first degree guarantee right to Deutsche Bank for a) all rights TermoAndes has over the accounts controlled by the Deutsche Bank, b) all rights TermoAndes has over the amounts either credited or deposited in such accounts, c) all rights TermoAndes has over the proceeds from the insurance and the expropriation, as well as the proceeds from the civil liability insurances or delays in the start-up or for the interruptions of the business that it may suffer.

As of December 31, 2001, the deposits in such accounts amount to ThCh$10,574,674 that were invested in Investment Common Funds. Such funds are shown in the Balance Sheet according to the following detail:ThCh$3,209,373 under “time deposits” and ThCh$7,365,301 under “other long term assets”.

From provisions established in this agreement, TermoAndes S.A. estimates that ThCh$2,444,603 will be used to pay financial debts, ThCh$2,218,130 will be used in the prepayment of the negotiable obligations and ThCh$5,146,643 will constitute a reserve to cover fund needs for the payment of interests and capital of the negotiable obligations. The rest of the funds will be used to pay TermoAndes normal expenses.

g.2)	InterAndes S.A. signed a trust agreement (hereinafter called “the agreement”) with Deutsche Bank Ag, New York Branch (hereinafter called “Deutsche Bank”) stating that the funds collected by InterAndes shall be initially transferred to the banking accounts (“the accounts”) opened by it in such banks according to the provisions established in the agreement. These accounts shall be controlled exclusively by the Deutsche Bank or the Banco Francés Uruguay, depending on the account.

With respect to the issuance of the Negotiable Obligations, InterAndes S.A may only use the amounts deposited in the accounts in accordance to the agreement, while the amount owed is not completely paid.

Likewise, such company assigns, transfers and grants a first degree guarantee right to Deutsche Bank for a) all rights InterAndes has over the accounts controlled by the Deutsche Bank, b) all rights InterAndes has over the amounts either credited or deposited in such accounts, c) all rights InterAndes has over the proceeds of the insurance and the expropriation, as well as the proceeds from the civil liability insurances or delays in the start-up or for the interruptions of business it may suffer.

As of December 31, 2001, the deposits in such accounts amount to ThCh$11,031,038 that were invested in Investment Common Funds. Such funds are shown in the Balance Sheet according to the following detail: ThCh$1,085,948 under “time deposits” and ThCh$9,945,090 under “other long term assets”.

From provisions established in this agreement, InterAndes S.A. estimates that ThCh$835,178 will be used to pay financial debts, ThCh$250,769 will be used to pay for the company’s normal expenses, ThCh$698,403 will be used in the prepayment of the negotiable obligations and ThCh$2,996,976 will constitute a reserve to cover fund needs for the payment of interests and capital of the negotiable obligations. The rest of the funds will be used to pay the Negotiable Obligations if TermoAndes has enough money to pay the same debt percentage than InterAndes S.A.

g.3)	In January 1997, the company entered into a contract with Termoandes, which was modified on June 26, 1998, pursuant to which agreement AES Gener purchases 100% of Termoandes’ electric capacity and energy (The Purchase Power Agreement “PPA”). The contract provides for a minimum monthly payment in amounts sufficient to cover, among other things, the payment of interest and amortization of the US$257 million notes issued by Termoandes and Interandes, and its fixed and variable costs. The payment of the notes is guaranteed by all of Termoandes and Interandes assets. Furthermore, Termoandes has collaterally assigned its interest under the PPA to the bank arranging the issuance of the notes (Deutsche Bank A.G. New York). AES Gener has consented to such assignment and has assumed some other obligations related to the PPA in favor of the bank arranger and noteholders.

h)	On December 1999, AES Gener S.A filed a suit against Hidroeléctrica Guardia Vieja S.A. and Hidroeléctrica Aconcagua S.A. for the due compliance of the purchase and sale of energy and electric power agreement signed with those companies. The sentence of December 17, 2001, accepted most of the allegations of AES Gener S.A. and it condemned the defendants to comply with the contract. For this reason, at December 31, 2001, the company recorded ThCh$2,940,374 as revenues, corresponding to approximately a 40% reversal of the contingent loss accrual that the Company had established for the total amount claimed.

The Company has reversed only part of the contingent loss that had been accrued, because on January 7, 2002, the defendants filed an appeal that is being studied by the Supreme Court and up to the date of the preparation of these financial statements, no payment has been received for such concept.

i)	As a result of the restrictions imposed by the “Centro de Despacho Económico de Carga del Sistema Interconectado del Norte Grande” (CDEC-SING)—for supply security issues—the combined cycle power plant of TermoAndes has limited its dispatch to a fraction of its generation capacity. The eventual relaxation of these restrictions will allow a greater dispatch in the future, but it could be limited due to the excessive offer of energy available in the North. Therefore, TermoAndes, InterAndes and the transmission facilities in the north of Chile belonging to AES Gener and related to the imports of energy from Argentina are negatively affected. In the case of the investments in Colombia (mainly Chivor), they are affected by the political and financial instability of that country.

7)    TAKE-OR-PAY CONTRACTS

To assure a long-term supply of natural gas through 2005, 2013 and 2022, the company and some of its subsidiaries have entered into take-or-pay contracts with natural gas suppliers, that require the payment of certain minimum amounts of gas whether it is consumed or not. The minimum payments required to be made, whether or not the Company and its subsidiaries are able to take delivery of the gas, are as follow:

	ThUS$	ThCh$
2002	114,268	74,821,545
2003	115,781	75,812,240
2004	113,962	74,621,178
2005	113,914	74,589,748
2006	114,642	75,066,435
Later years	747,103	489,195,573

Total	1,319,670	864,106,719

26.    FOREIGN CURRENCY

A summary of the assets and liabilities in foreign currency is as follows:

Assets

		December 31,
	Currency	2000	2001
		ThCh$	ThCh$
Current Assets
Cash	US$	5,529,781	35,667,479
Cash	Other currency	69,657	2,225,859
Time deposits	US$	60,574,896	16,634,844
Marketable securities	US$	369,628	462,571
Marketable securities	Other currency	384,187	1,225
Trade account receivable	US$	25,768,377	99,545
Miscellaneous accounts receivable	US$	358,229	4,293,218
Miscellaneous accounts receivable	Other currency	—	64
Accounts and notes receivable from related companies	US$	1,381,143	2,278,772
Accounts and notes receivable from related companies	Other currency	—	1,155
Inventories	US$	20,553,735	19,302,589
Inventories	Other currency	—	2,062,052
Recoverable taxes	US$	—	(9,661)
Prepayments	US$	792,032	3,106,486
Prepayments	Other currency	—	1,049,972
Other currents assets	US$	—	23,589,065
Other currents assets	Other currency	—	26,418

Other non current assets
Long-term accounts receivable	US$	1,538,318	9,142,187
Long-term receivable from related companies	US$	26,178,410	172,984,845
Other	US$	7,632,386	25,677,019

CURRENT LIABILITIES

		Less than 90 days				More than 90 days and less than 1 year
		December 31, 2000		December 31, 2001		December 31, 2000		December 31, 2001
	Currency	Amount	Average interest rate	Amount	Average interest rate	Amount	Average interest rate	Amount	Average interest rate
		ThCh$		ThCh$		ThCh$		ThCh$
Short-term bank liabilities	US$	48,797,042	—	26,302,507	—	—	—	—	—
Short-term bank liabilities	Other currency	14,310,949	—	—	—	—	—	—	—
Short-term portion of long-term bank liabilities	US$	—	—	864,928	—	14,469,946	—	—	—
Short-term portion of long-term bank liabilities	US$	208,716,174	—	223,810,447	—	—	—	—	—
Bonds payable	US$	70,964,165	—	10,168,646	6%	563,298	—	14,506,826	6%
Short-term portion of long-term liabilities	US$	3,894,525	—	9,004,692	—	2,762,708	—	983,812	—
Short-term portion of long-term liabilities	Other currency(1)	1,162,579	—	18,160	—	2,818,899	—	59,129	—
Dividends payable	US$	11	—	584	—	—	—	—	—
Dividends payable	Other currency	—	—	—	—	—	—	—	—
Accounts payable	US$	25,938,256	—	8,629,309	6,13%	2,856,151	—	3,162,115	6,13%
Accounts payable	Other currency	935,272	—	4,869,235	1,49%	—	—	—	1,49%
Trade accounts and notes payable	US$	2,481,734	—	2,313,115	10,43%	4,882,746	—	1,708,053	10,43%
Trade accounts and notes payable	Other currency	—	—	—	—	—	—	—	—
Sundry accounts receivables	US$	12	—	1,726,722	—	—	—	—	—
Sundry accounts receivables	Other currency	—	—	—	—	—	—	—	—
Accounts and notes payable to related companies	US$	149,505	—	1,503,433	—	1,792,867	—	—	—
Accounts and notes payable to related companies	Other currency	—	—	176,006	—	—	—	—	—

		Less than 90 days				More than 90 days and less than 1 year
		December 31, 2000		December 31, 2001		December 31, 2000		December 31, 2001
	Currency	Amount	Average interest rate	Amount	Average interest rate	Amount	Average interest rate	Amount	Average interest rate
		ThCh$		ThCh$		ThCh$		ThCh$
Provisions	45US$	317,094	—	—	—	—	—	—	—
Provisions	Other currency	1,490,460	—	1,631,664	—	—	—	—	—
Withholding tax	US$	195,391	—	207,567	—	—	—	—	—
Withholding tax	Other currency	80,547	—	183,835	—	976,159	—	—	—
Income tax payable	US$	—	—	—	—	—	—	—	—
Income tax payable	Other currency	—	—	—	—	3,654,066	—	—	—

(1)

		From 1 to 3 years			From3 to 5 years		From 5 to 10 years		More than 10 years
2000	Currency	Amount	Average interest rate		Amount	Average interest rate	Amount	Average interest rate	Amount	Average interest rate
		ThCh$			ThCh$		ThCh$		ThCh$
Short-term bank liabilities	US$	118,067,265	7.68%		11,121,011	—	—	—	—	—
Short-term bank liabilities	Other currency	—	—		—	—	—	—	—	—
Bonds	US$	7,018,833	—		551,969,950	6.15%	27,502,925	8.00	—	—
Long-term notes payable	US$	7,365,926	7.00%		922,591	6.50%	—	—	—	—
Provisions	US$	5,069,140	—		—	—	—	—	—	—
Provisions	Other currency	103	—		634,854	—	—	—	1,313,604	—
Deferred tax	US$	—	—		1,243,582	—	—	—	—	—
Deferred tax	Other currency	—	—		5,064,998	—	—	—	—	—
Other long term liabilities	US$	19,811,576	9.62%		13,138,400	10.04%	8,568,455	8.17%	—	—

		From 1 to 3 years			From3 to 5 years		From 5 to 10 years		More than 10 years
2001	Currency	Amount	Average interest rate		Amount	Average interest Rate	Amount	Currency	Amount	Average interest rate
		ThCh$			ThCh$		ThCh$		ThCh$
Bank liabilities	US$	31,815,644	5.25%		13,750,577	—	—	—	—	—
Bonds	US$	369,734,638	6.00	%0	236,086,171	7.25%	29,283,846	8.00%	—	—
Long term notes payables	US$	8,493,871	6.13%		680,948	6.50%	—	—	—	—
Long term notes payables	Other currency	8,942	—		—	—	—	—	—	—
Provisions	Other currency	1,979,643	—		2,266,090	—	—	—	—	—
Deferred tax	Other currency	80,885	—		—	—	—	—	—	—
Other long term liabilities	US$	22,410,158	10.43%		13,229,939	10.22%	316,244	8.17%	—	—

27.    OPERATING REVENUE

Operating revenue is generated primarily from the sale of electrical energy and capacity on the domestic market, and is detailed as follows:

Customers	1999	2000	2001
	ThCh$	ThCh$	ThCh$
Sales to Chilectra S.A.	43,809,266	49,891,941	79,093,978
Sales to Chilquinta S.A	19,041,026	24,342,125	32,606,615
Sales to Minera Escondida	29,172,301	36,375,227	51,922,207
Sales to CDEC	53,540,141	12,884,456	4,653,448
Sales to Interconexión Eléctrica S.A. ISA (Colombia)	23,491,508	37,927,401	34,976,301
Sales to Colombian customers	22,949,092	25,749,612	33,942,963
Sales to Argentine Energy Market	24,545,824	82,737,895	—
Sales to contracted Argentine customers	156,952,366	85,036,733	—
Sales to other customers	51,796,722	49,050,899	67,927,225
Sales of fuel, technical advice and others	51,486,158	51,318,210	41,886,574

Total	476,784,408	455,314,499	347,009,311

The distribution of energy and capacity to customers in Chile is based on the contracts in force for the period and the sales prices are those established by the tariff regulations of the Ministry of Economy, Development and Reconstruction.

In Chile, Argentina and Colombia, the contracts with non-regulated customers are defined through negotiation with the counter parties. In addition, the sales in the spot market, are defined by the current market prices in the respective countries.

Operating revenue includes energy, capacity, transmission and other services supplied and not billed amounting to ThCh$81,430,394 in 1999, ThCh$35,781,999 in 2000 and ThCh$29,301,028 in 2001. These amounts are included in Trade accounts receivable at December 31 of each year.

Sales of energy and capacity to other customers are related to Hidroeléctrica Guardia Vieja S.A., Pilmaiquén S.A., Compañía Minera Disputada Las Condes S.A., Cemento Polpaico S.A., Compañía Minera Zaldivar and others.

The companies that sold electricity in the Argentinean Market and to contracted Argentine customers (Central Puerto and Hidroneuquén) were sold in 2001.

28.    OPERATING EXPENSES

These items are detailed as follows:

	Year ended December 31,
	1999	2000	2001
	ThCh$	ThCh$	ThCh$
Variable costs

Purchases of energy	73,068,382	71,107,543	68,820,633
Purchases of capacity	12,677,844	13,222,574	17,212,393
Use of transmission system	16,169,210	11,682,826	14,643,587
Fuel consumption	121,572,024	127,926,873	50,212,091
Costs of fuel sales	26,080,085	28,325,633	25,040,138
Costs of technical consultants and others	16,524,997	15,529,017	9,373,223

Total variable costs	266,092,542	267,794,466	185,302,065

Fixed Costs
Energy production	30,344,678	25,325,778	17,208,136
Depreciation	53,170,392	54,935,230	45,108,587

Total fixed costs	83,515,070	80,261,008	62,316,723

Total Operating costs	349,607,612	348,055,474	247,618,788
Total administration and sales costs	40.812.591	26,976,554	29,149,226

Total	390,420,203	375,032,028	276,768,014

Administration and sales costs

Salaries and employee benefits	19,158,781	12,107,805	6,032,898
Staff Severance indemnities	1,127,888	844,485	7,618,288
Depreciation	356,175	69,817	23,742
External services	10,034,058	6,070,846	10,098,485
Insurance	2,010,324	852,297	875,836
Other	8,125,365	7,031,304	4,499,977

Total	40,812,591	26,976,554	29,149,226

29.    NON-OPERATING INCOME AND EXPENSES

The detail of non-operating income and expenses is as follows:

	Year ended December 31,
	1999	2000	2001
	ThCh$	ThCh$	ThCh$
Financial Income
Interest on notes receivable	3,431,346	4,993,155	11,033,543
Other financial income	3,923,129	7,923,944	5,886,690

	7,354,475	12,917,099	16,920,233

Gain On Investments In Related Companies
Equity share in net income of related companies(1)	6,317,389	8,634,240	8,210,501
Equity share in net loss of related companies(1)	(2,432,945)	(7,773,089)	(7,664,556)
Amortization of goodwill	(811,026)	(883,688)	(1,100,603)
Amortization of negative goodwill	1,134,954	3,175,593	2,123,757

	4,208,372	3,153,056	1,569,099

Other non—operating income
Gain on sale of property, plant and equipment and others	776,305	2,154,594	—
Other income	31,835,489	37,133,179	76,631,340

Other non-operating income(2)	32,611,794	39,287,773	76,631,340

Total non-operating income	44,174,640	55,357,928	95,120,672

Financial expenses
Interest on bank loans	(24,131,698)	(34,694,848)	(21,951,881)
Interest on bonds	(15,489,005)	(38,384,459)	(44,116,912)
Miscellaneous interest and commissions	(17,793,299)	(5,908,617)	(5,352,366)

	(57,414,002)	(78,987,924)	(71,421,159)

Other non-operating expenses(3)	(25,075,048)	(43,034,454)	(62,878,343)

Total non-operating expenses	(82,489,050)	(122,022,378)	(134,299,502)

(1)	These amounts include unrealized results of the following companies:

	Year ended December 31,
	1999	2000	2001
	ThCh$	ThCh$	ThCh$
Empresa Eléctrica Guacolda S.A.	26,738	49,924	84,629
Puerto Ventanas S.A.			(323,437)
Petróleos, Asfaltos y Combustibles S.A.			21,400

	26,738	49,924	(217,408)

	Year ended December 31,
	1999	2000	2001
	ThCh$	ThCh$	ThCh$
(2) OTHER NON-OPERATING INCOME

Gain on the sale of participation in Central Puerto S.A.	—	—	59,693,788
Gain on sale of fixed assets	—	2,154,594	—
Gain on the sale of Puerto Ventanas S.A.	—	—	9,916,802
Gain on the sale of shares in Inversiones Dominion Perú S.A.	6,692,810	—	—
Penalties received by Central Puerto S.A. for the late delivery of the combined cycle plant	1,645,086	9,241,095	—
Gain on the sale of the participation in Agua Negra	—	4,194,576	—
Net credit to income from implementing Gener’s accounting calculation in determining deferred taxes	4,892,994	—	—
Reversal of provision in SIGEN S.A. investment	—	—	603,657
Transfer of CAMMESA surplus from La Cuarta Línea COMAHUE to Central Puerto	5,240,328	—	—
Gain on the sale of Metrogas S.A.	—	7,019,263	—
Gain on the sale of Mega	—	6,238,318	—
Gain on Forwards liquidation	—	—	4,431,882
Gain on the sale of Laguna Los Capones by Oilgener	—	1,767,186	—
Central Puerto’s sale of fuel, oil and gasoline	—	1,929,430	—
Other	14,140,576	6,743,311	1,985,211

Totals other non-operating income	32,611,794	39,287,773	76,631,340

(3) OTHER NON-OPERANTING EXPENSES

Loss from sales and write-offs of property, plant and equipment	748,844	998,427	664,701
Amortization of intangible assets	3,681,789	2,036,104	7,247,784
Amortization of bond issue discount and expenses	4,530,795	3,179,173	5,375,300
Taxes on interest payments	2,645,573	3,691,025	607,391
Bond conversion provisions	2,393,701	2,758,996	3,588,714
Loss on purchase rights	2,263,285	490,678	107,894
Customs and duty rebates	—	753,091	1,102,739
Provision against SSP—Morgan Stanley contract	—	12,635,379	—
Loss on sale of investment in Agencias Universales S.A.	—	—	1,785,343
Post-retirement pension plan	2,646,897	973,911	931,546
Allowance for doubtful accounts	—	2,450,274	—
Loss on sale of investment in Hidroneuquén S.A.	—	—	18,387,419
Loss on sale of investment CCNI	—	—	6,659,101
Provision for loss on sale of Oilgener Arg. Ltda., Assets of Oilgener Inc. and Fell—Block	—	—	8,084,326
Other non-operating expenses of subsidiaries	6,164,164	13,067,396	8,336,085

Total other non-operating expenses	25,075,048	43,034,454	62,878,343

30.    MINORITY INTEREST

As described in Note 1(a), AES Gener S.A. consolidates its financial statements with those of its subsidiaries in which other companies have a minority interest.

Amounts recorded related to minority shareholders as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001 are as follows:

				Minority interest
	Percentage minority Interest As of December 31,			Participation in equity December 31,		Participation in net income (loss) for the year ended December 31,
	1999	2000	2001	2000	2001	1999	2000	2001
	%	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Subsidiary
Puerto Ventanas S.A.	39.23	30.13	—	16,222,503	—	(1,524,576)	(1,446,972)	—
Norgener S.A.	0.01	0.01	0.01	9	11	—	—	—
Energía Verde S.A.	0.02	0.02	0.01	188	12	(109)	(169)	(2)
Agencia Marítima Aconcagua S.A.	1.11	1.11	—	896	—	(142)	(43)	—
Chivor S.A. E.S.P. (Colombia)	0.02	0.02	0.02	41,867	40,952	3,366	(959)	295
Carbones del Cerrejón Central S.A. (Colombia)	40.00	—	—	—	—	2,103,972	0
Sociedad Eléctrica Santiago S.A.	49.00	25.00	10	14,930,481	6,305,840	(3,828,357)	(1,000,529)	(452,896)
Servicios de Asistencia Técnica S.A.	0.10	0.10	0.1	163	(1,269)	(161)	(163)	1,433
Explotaciones Sanitarias S.A.	49.00	49.00	—	885,868	—	(61,180)	(162,315)	—
Ecogener S.A.	49.00	49.00	—	114,646	—	(15,023)	(31,336)	—
Oilgener Argentina Ltda. Bermuda	33.34	—	—	8	—	(59,971)	(8)	—
Central Puerto S.A. (Argentina)	36.06	36.06	—	67,519,385	—	(14,005,705)	(736,803)	—
New Caribbean S.A. (Dominican Republic)	49,99	49.99	49.99	1,345,697	1,155,177	(55,643)	(1,324,165)	(1,132,356)
Inversiones Termoenergía de Chile S.A.	—	—	0.01	—	226	—	—	(5)
Petróleos, Asfaltos y Combustibles S.A.	—	2.10		69,147	72,498	—	(38,926)	(3,350)

Total				101,130,858	7,573,447	(17,443,529)	(4,742,388)	(1,586,881)

31.    ENVIRONMENT COSTS

In connection with the environment the Company incurred in the following costs during 2001.

2001
ThCh$
Air quality measuring station	29,115
Noise measuring	3,769
ISO 14001	21,034
Ashes	31,893
Gas emanation measuring	44,154
Maritime evaluation	12,791
Electrostatic Precipitators	91,885
Waste water System	10,202
Others	4,271

Total	249,114

All costs that represent acquisitions, construction or improvements to property, plant and equipment have been capitalized.

32.    CASH FLOW STATEMENTS

At December 31, 2001, the cash flows of the following companies are not included in the cash flows statements:

Oilgener Inc, Explotaciones Sanitarias S.A., Ecogener S.A. and Oilgener Argentina Ltd. Bermuda; which were authorized by the S.V.S. for not consolidating Ecogener S.A. its financial statements with the Financial Statements of AES Gener.

Additionally, the consolidated cash flows statements of Central Puerto S.A. and Puerto Ventanas S.A. are not included because those companies were sold before December 31, 2001.

The items referred to above were included in the December, 2000 cash flows statements.

For the year ended December 31, 2000, the beginning balance of cash and cash equivalents include amounts to ThCh$7,375,365 that correspond to the balances as of January 1, 2000 of cash and cash equivalents related to Sociedades Petróleos Asfaltos y Combustibles S.A., Pacsa Agencia de Naves. PACSA Naviera S.A., Termoandes S.A. and Interandes S.A. These amounts were not included in the ending balance of cash and cash equivalents as of the previous year end because on that date, these companies were accounted for as equity-method investments or they were in development stage and, therefore, not included in the December 31, 1999 consolidation.

33.    INSURANCE CONTRACTS

a)	AES Gener S.A.

As of December 31, 2001, Gener S.A held insurance policies with deductible against all risks, machine breakdown and also damages from shutdowns except for war, terrorism, radioactive contamination or any deliberate act of the policy holder. In addition, AES Gener holds public liability and transport insurance policies in order to provide adequate protection for its assets and commercial operations.

The operational policies are effective until October 2002 whereas the commercial public liability policy is effective until December 1, 2002.

b)	Norgener S.A.

As of December 31, 2001 Norgener S.A held insurance policies with deductible over its assets against all risks, machine breakdown and damages from shutdowns except for war, terrorism, radioactive contamination or any deliberate act of the policy holder. In addition, Norgener S.A holds public liability insurance policies and transport insurance policies in order to provide adequate protection for its assets and commercial operations.

The operational policies are effective until October 31, 2002 whereas the commercial public liability policy is effective until December 1, 2002.

c)	Energía Verde S.A.

As of December 31, 2001, Energía Verde S.A. held insurance policies with deductible over its assets against all risks, machine breakdown and also damages from shutdowns except for war, terrorism, radioactive contamination or any deliberate act of the policy holder. These policies are effective until November 1, 2002. In addition, Energía Verde S.A. holds commercial public liability insurance policies in order to provide adequate protection for its assets and commercial operations. The operational policies are effective until November 31, 2002, whereas the commercial public liability policy is effective until December 1, 2002.

d)	Sociedad Eléctrica Santiago S.A.

As of December 31, 2001, Sociedad Eléctrica Santiago S.A. held insurance policies with deductible over its assets against all risks, machine breakdown and also damages from shutdowns except for war, terrorism, radioactive contamination or any deliberate act of the policy holder. These policies are effective until October 31, 2001. In addition, Sociedad Eléctrica Santiago S.A. holds commercial public liability insurance policies in order to provide adequate protection for its assets and commercial operations. The operational policies are effective until October 31, 2002, whereas the commercial public liability policy is effective until December 1, 2002.

e)	Chivor S.A. E.S.P.

As of December 31, 2001, Chivor S.A. E.S.P. held insurance policies with deductible over its assets against all risks, machine breakdown and also damages from shutdowns except for war, terrorism, radioactive contamination or any deliberate act of the policy holder. These policies are effective until November 2002 October 31, 2001. In addition, Chivor S.A. E.S.P. holds commercial public liability and transport insurance policies in order to provide adequate protection for its assets and commercial operations. The operational policies are effective until November 2002.

f)	Oilgener

The company holds a policy on its assets equivalent to US$ 1,000,000. In addition, Oilgener Inc subscribes to a policy equivalent to US$ 2,000,000 that includes operations in the United States, Chile and Argentina. Both polices have deductibles.

g)	Interandes S. A.

As of December 31, 2001 , Interandes S.A. holds Insurance agreements as follows:

US$
Civil Responsibility of Directors and Managers	5,000,000
Civil Responsibility of Company	10,000,000

This policy, has deducible.

h)	Termoandes S.A

As of December 31, 2001, Termoandes S.A. holds Insurance agreements as follows:

US$
Over its assets against all risks, including Civil responsibility of the Company.	327,500,000
Civil responsibility of plant machinery and total or partial loss as a consequence of Accidents, fires, robbery and other.	204,500
Civil Responsibility of the Company.	10,000,000
Civil Responsibility of the directors.	5,000,000
Assembly risks, including benefits, losses, civil responsibility and material damage.	24,242,180

This policy, has deducible.

34.    SUBSIDIARIES IN DEVELOPMENT STAGE

In accordance with the official Circular N° 981 of the SVS issued on December 28, 1990, AES Gener S.A. does not consolidated the subsidiaries Nacional Naviera Ventanas S.A., Compañía de Carbones del Cesar Ltda. and Energía do Sul Ltda., as they are in their development stage.

Energía do Sul Ltda. and Naviera Ventanas S.A. were sold during 2001.

The subsidiary Petróleos, Asfaltos y Combustibles S.A. began its operations in May 2000 thereby ending its development stage. The subsidiaries Interandes S.A. and Termoandes S.A. began their operations in May 2000 thereby ending their development stage.

The subsidiary SETEGSA began its operations in October 1999, thereby ending its development stage.

As of December 31, 2001 and 2000, the condensed balance sheets of development stage investments are as follows:

a)	Chilean subsidiaries

Naviera Ventanas 2000
ThCh$
Assets
Current assets	56,142
Property, plant and equipment	851,229

Total assets	907,371

Liabilities
Current liabilities	118,489
Long-term liabilities	690,586
Paid-in capital	103,409
Development stage loss during the year	(5,113)

Total liabilities and shareholders’ equity	907,371

b)	Foreign subsidiaries

	Energía Do Sul Ltda.	Cía. Carbones Del Cesar Ltda.
	2000	2000	2001
	ThCh$	ThCh$	ThCh$
Assets
Current assets	14,621	77,752	59,094
Property, plant and equipment	—	244,890	253,662
Other non-current assets	—	2,952,919	3,233,064

Total assets	14,621	3,275,561	3,545,820

Liabilities
Current liabilities	14,626	15,678	15,748
Long-term liabilities	6,429	—
Shareholders’ equity	(6,434)	3,259,883	3,529,072

Total liabilities and shareholders’ equity	14,621	3,275,561	3,545,820

35.    SUBSEQUENT EVENTS

a)    Bonds

On January 9, 2002, AES Gener S.A. informed the Superintendencia de Valores y Seguros—S.V.S. (Superintendency of Securities and Insurance) that it had initiated a process to request the modification of certain provisions contained in the indenture governing the US$200 million bonds placed in the United States of America in January 1996, due on January 2006 (Yankee Bonds). On January 22, 2002, AES Gener S.A. informed the S.V.S that it had obtained the required numbers of consents to such modification and that such modification would therefore become effective.

b)    Argentinean Situation

During the past months, Argentina implemented a deep change in its economic model and the law on convertibility in force since March 1991. The main consequences of the measures adopted by the National Government are the following: (1) devaluation of the Argentinean peso with respect to the US dollar and the pesification of certain assets, liabilities and contracts in foreign currency kept in the country, whose effects will be recognized in the following year in accordance with the accounting standards in force in Argentina; (2) the introduction of restrictions on the withdrawal of funds deposited in financial institutions; (3) restrictions on the transfer of money abroad for the payment of financial loans and distribution of dividends without the prior authorization of the Banco Central de la República de Argentina (Central Bank) and (4) increases in internal prices.

Future developments regarding of the economic crisis could require additional measures from the National Government. The accounting reports attached must be read in light of the issues previously mentioned and those stated below.

In the years ended December 31, 2000 and 2001, the exchange rate between the Argentinean peso and the US dollar did not experience any variation whatsoever, so that one Argentinean peso was equivalent to one US Dollar. However, as there was no exchangeability of US Dollars and Argentinean Pesos at December 31, 2001 (no exchanges of US Dollars and Argentinean Pesos took place during the period from December 20, 2001 through January 11, 2002), after year end the SVS issued the Oficio Circular N°81 requiring that the exchange rate in the first subsequent date of trading should be used to translate the December 31, 2001 financial statements of the Argentinean subsidiaries and of the associated companies accounted for as equity—method investments ($1.70 Argentinean pesos per US Dollar).

AES Gener S.A. adjusted its financial statements as of December 31 2001 in accordance with the instructions contained in such Oficio Circular and the Argentinean situation previously described. The net effect of the devaluation of the Argentinean Peso represented a translation loss amounting to ThCh$21,844,047. The increase in the exchange rate between the one used at the closing date of the financial statements and the one in force at the date these financial statements were issued (exchange rate of 2.15 Argentinean pesos per US dollar versus 1.70 Argentinean pesos per US dollar) resulted in an additional translation loss of ThCh$6,531,381, which will be recorded in 2002.

It is important to mention that in the case of the subsidiaries Termoandes S.A. and Interandes S.A., the loss generated by the Argentinean devaluation does not imply a higher use of funds today, but may represent a higher payment of taxes in the long term, as the amount of the value-added tax credit available at December 31, 2001 was significantly reduced as a result of such devaluation. Notwithstanding the above, considering the unstable political and economic situation in Argentina, as well as the uncertainty concerning the exchange rate that should be used in the future to settle each transaction (i.e. the official exchange rate or the free market exchange rate), it is not possible to determine the final effects that the Argentinean crisis may have on future financial statements.

c)    Board of Directors

On March 5, 2002, AES Gener S.A. informed the S.V.S that during the Ordinary Session N°454 of the Board of Directors held on March 1, 2002, the following people submitted their resignation to the Board of Directors of AES Gener S.A.: Director Naveed Ismail and his alternate Richard Bulger, Director Andres Gluski and his alternate Jose María Eyzaguirre, Director Paul Hanrahan and his alternate Rodrigo Ochagavía, and Cristian Lagos resigned as alternate director of René Cortázar. The following people were named to their positions: Robert Morgan as director and Andrés Gluski as his alternate; Jeffery Safford as director and Luis Buzato as his alternate, Stuart Ryan as director and Naveed Ismail as his alternate, and Paul Hanrahan as alternate of René Cortázar Sanz.

Likewise, it was informed that Andrés Gluski Weilert submitted his resignation to the position of Chairman of the company effective March 10, 2002 and that Robert Morgan was designated to replace him.

Between the closing date of the financial statements and March 12, 2002, the original date of the independent auditors’ report, the Company’s Management is not aware of any other facts that may significantly affect the financial statements as of December 31, 2001. For events subsequent to the original date of the auditors’ report, see Note 36 II (p).

36.    DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

I.    Differences in Measuring Methods

The Company’s consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Chile, which differ in certain respects from U.S. GAAP.

Under Chilean GAAP, financial statements are restated to reflect the full effects of the gain (loss) in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end.

The inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy even though the cumulative inflation rate for the last three years does not exceed 100%. Accordingly, the effect of price-level changes is not eliminated in the reconciliation to U.S. GAAP included under paragraph (v) below.

The principal methods applied in the preparation of the accompanying financial statements that have resulted in amounts which differ from those that would have otherwise been determined under U.S. GAAP are as follows:

a)    Revaluation of property, plant and equipment:

As mentioned in Note 1(h), certain property, plant and equipment are reported in the financial statements at amounts determined in accordance with a technical appraisal performed in 1986. The difference between the previous book value and the revalued amount is included in equity as a surplus, and is subject to adjustments for price-level restatement and depreciation. Revaluation of property, plant and equipment is an accounting principle not generally accepted in the United States. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense for the year is shown under paragraph (v) below.

b)    Deferred income taxes:

Under Chilean GAAP, until December 31,1999, deferred income taxes were recorded based on non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes. Accordingly, there was an orientation toward the income statement focusing on differences in the timing of recognition of revenues and expenses in pre-tax accounting income and taxable income. Chilean GAAP also permitted not providing for deferred income taxes where a deferred tax asset or liability is not expected to be realized. Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. As a transitional provision, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates, thereby mitigating the effect of recording deferred income taxes relating to prior periods that were previously not recorded.

Under U.S. GAAP, companies must account for deferred taxes in accordance with SFAS No. 109, which requires an asset and liability approach for financial accounting and reporting of income taxes, under the following basic principles:

(i)	A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards.

(ii)	The measurement of deferred tax liabilities and assets is based on the provisions of the enacted tax law. The effects of future changes in tax laws or rates are not anticipated.

(iii)	The measurement of deferred tax assets are reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset and liability that at some future date will reverse, thereby resulting in taxable income or expense. Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the amount of taxes payable or refundable in future years as a result of temporary differences at the end of the current year. The effects of recording deferred income taxes and the reversal of the defer tax adjustments of Companies that were sold in 2001 are included under paragraph (v) below. The net effect of this adjustment is summarized as follows:

ThCh$
Reversal of net deferred tax liabilities recorded for US GAAP and not for Chilean GAAP, of companies that were sold in 2001:
Hidroneuquén	19,681,663
Central Puerto	14,440,350
Puerto Ventanas S.A.	1,874,436
Reversal of the amortization of the contra asset or liability accounts, recorded as of January 1, 2000	(8,492,653)

Total	27,503,796

c)    Intangibles:

Under Chilean GAAP, the Company’s balance sheets include net intangible assets relating to the transfer of revalued assets from the Company’s predecessor, Compañía Chilena de Distribución Eléctrica S.A., at the time of the Company’s formation. Under U.S. GAAP, such intangible assets would not be recorded, because the assets transferred from the Company’s predecessor would be recorded in the amount of the predecessor’s basis in such assets. The effects of adjusting the Company’s equity (for the intangible asset net of accumulated amortization, inclusive of the accumulated price-level restatement) and the Company’s income statement (for the annual amortization charge) are included under paragraph (v) below.

Under Chilean GAAP, in the year 2000 intangibles include a seismic database owned by Oilgener Inc. consisting of well data related to properties in Chile and Argentina. Under US GAAP, such an intangible asset would not be recorded because it does not meet the definition of an intangible asset. Consequently, the database was not recognized as an asset and the costs were taken to the income statement when the database was set up in 2000. The reversal of capitalization of the asset and the subsequent reversal of the amortization are included under paragraph (v) below.

As indicated in Notes 9 (o) and 29, in 2001 a provision was made in order to cover the possible loss that the Company expects will be generated in the sale of Oilgener Inc. Such loss is equivalent to 100% of the net book value of this investment (as well as of the other investments referred to in the penultimate paragraph of Note 9 (o)). The seismic data base referred to in the preceding paragraph is the main asset of Oilgener Inc. and represents 96.9% of the net book value of this investment. As in US GAAP this seismic base bas was charged to income in 2000, the provision for the loss to be incurred in the sale of Oilgener Inc. that was made in Chilean GAAP in 2001 has been reversed under paragraph (v) below.

d)    Staff severance indemnities:

Pursuant to agreements between the Company and its employees, the Company has committed to provide a lump sum payment to each employee with more than five years of service, at the end of his or her employment, based upon total years of service. Under Chilean GAAP, the financial statements include a liability which is the discounted value, using a 10% rate, of the amount calculated using total expected service and current salary levels of all employees covered by such agreements with more than five years of service.

Under U.S. GAAP, this arrangement is considered to be a pension plan, and the liability would be measured by projecting future expected severance payments using an assumed salary progression rate and discounting the resulting amounts to their present value.

In practice, the Company believes that the salary progression rate will not differ significantly from the general inflation rate. The application of U.S. GAAP would not have produced results materially different from the acceptable method under Chilean GAAP. As a result, the effects of these differences have not been included in paragraph (v) below.

Under Chilean GAAP, in 1997 the Company capitalized certain non-recurring staff severance costs incurred in connection with the acquisition of Chivor S.A. E.S.P., which were amortized over a three year period. Under U.S. GAAP, such costs would be expensed as incurred. The effects are included under paragraph (v) below.

e)    Capitalized interest:

Under Chilean GAAP, all interest on debt directly associated with a construction project are capitalized, including interest, price-level restatement and, with respect to foreign currency borrowings, foreign currency translation gains and losses. The capitalization of interest costs associated with projects under construction is optional when incurred on debt that is not directly related to such projects.

Under U.S. GAAP, the Company reverses those amounts capitalized due to foreign currency exchange gains and losses and the related monetary gain on foreign currency borrowings for construction costs for purposes of reconciling to U.S. GAAP. The net effect of this item for all periods presented in paragraph (v) below was immaterial.

Additionally, under U.S. GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project. The effect of the capitalization and the related depreciation expense of this difference are included in paragraph (v) below.

f)    Results of subsidiaries during the development stage:

Under Chilean GAAP, costs incurred during the development stage of a subsidiary company are not charged to the income statement during the year in which they were incurred, being charged instead directly to an equity account (Subsidiary development stage deficit). U.S. GAAP requires that all such costs be charged to the income statement in the year incurred. The effects are included under paragraph (v) below.

g)    Goodwill and negative goodwill:

Under Chilean GAAP, the Company generally records goodwill or negative goodwill for the differences between the cost of an equity investment and the amount of the underlying equity in the carrying value of the investee’s net assets. Circular Nº1358, dated December 3, 1997, issued by the SVS, extended the maximum amortization period of both goodwill and negative goodwill to 20 years from the previous 10 and 5 years, respectively. As a result, beginning in 1998 the Company has increased the amortization period of such amounts to 20 years under Chilean GAAP. All investments that had originated negative goodwill were sold in 2001. Under U.S. GAAP, a difference between the cost of an investment and the amount of underlying equity in net assets is allocated to the fair value of the underlying assets and liabilities. Any excess of the cost of the investment over such fair value is treated as goodwill and amortized in a period not in excess of 40 years. Any excess in fair value over cost is allocated to reduce proportionately the values assigned to non-current assets in determining their fair values. If the allocation reduces the non-current assets to zero, the remainder of the excess is recorded as a contra-asset account called negative goodwill. In the opinion of the Company, the book value of the net assets acquired did not materially differ from their fair values. In accordance with BT No. 64, goodwill and negative goodwill related to investments made in foreign countries determined to be unstable are controlled and measured in U.S. dollars. The effects of the different amortization periods as wall as the reversal of accumulated difference in negative goodwill, due to the sale of the investments that originated such negative goodwill, are included under paragraph (v) below.

As indicated in Note 36 II (o), the U.S. Financial Accounting Standards Board (FASB) issued statement of Financial Accounting Standards (“SFAS”) N°141, “Business Combinations” and SFAS N°142, “Goodwill and Other Intangible Assets”, which modify the accounting treatment referred to above. In accordance with the new accounting pronouncement, goodwill generated from transactions consummated after July 1, 2001 would not be amortized. The reversal of the amortization of the goodwill generated in Chilean GAAP in the acquisition of an additional interest in Sociedad Eléctrica Santiago, made in the second semester of 2001, has been reversed under paragraph (v) below.

Push-down accounting has not been applied, from the purchase of Gener S.A by the AES Corporation, due to the fact that the Company has a significant amount of publicly traded debt.

h)    Investments in related companies (difference between cost and equity method):

As shown in Note 9, the Company has a series of investments that represent an interest of less than 20% in the particular company (Gasoducto Gasandes Chile S.A., Gasoducto Gasandes Argentina S.A. and CDEC SIC Ltda.). Under Chilean GAAP, these have been accounted for under the equity method, because it is presumed that an investor whose investment in voting stocks is more than 10% gives it the ability to exercise significant influence over an investee. Under U.S. GAAP, these investments would generally be accounted for at cost less any non—temporary impairment in value, except those for which the Company has the ability to exercise significant influence, which is presumed if the investor has an investment of 20% of more of the voting stock. The effects of this difference are included in paragraph (v) below.

i)    Accounting for foreign exchange contracts not effective as hedges:

As of December 31, 1993, the Company held foreign exchange contracts to transfer its Yen-denominated construction commitments to U.S. dollars. Under Chilean GAAP, the Company accounts for foreign exchange contracts not effective as hedges, which on a U.S. GAAP basis are defined as being speculative in nature, on a lower of cost or market basis. Such contracts, under U.S. GAAP, must be reflected at market value. During 1994, such contracts were settled, resulting in a loss that has been deferred and amortized over the period that the above construction costs were being depreciated. The adjustments made in 1999, 2000 and 2001 reflect the reversal of such amortization for U.S. GAAP purposes. The effects of the above differences are included under paragraph (v) below.

j)    Translation of Financial Statements of Investments Outside of Chile:

In accordance with Technical Bulletin 64 (“BT64”), the financial statements of foreign subsidiaries that operate in countries exposed to significant risks, and are not considered to be an extension of the parent company’s operations, must be remeasured into US dollars. The Company has remeasured its foreign subsidiaries into US dollars under this requirement as follows:

•	Monetary assets and liabilities are translated at year-end rates of exchange between the US dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the US dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the US dollar and local currency.

•	The effects of any exchange rate fluctuations are included in the results of operations for the period.

Under BT 64, the investment in a foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gain or loss between the Chilean Peso and the US Dollar are reflected in equity in the account “Cumulative Translation Adjustment”; as the foreign investment itself is measured in US dollars.

In the opinion of the Company, the Chilean GAAP procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Inclusion of inflation and translation effects in the financial statements is considered appropriate under the inflationary conditions that have historically affected the Chilean economy and, accordingly, are not eliminated in the reconciliation to U.S. GAAP.

k)    Effect of U.S. GAAP adjustments in related Companies accounted for under the equity method:

The principal U.S. GAAP adjustments affecting the Company’s equity investees are:

i)	Capitalization of interest cost that are not capitalized under Chilean GAAP.

ii)	Accounting for deferred tax assets and liabilities.

iii)	The deferred tax effects of the U.S. GAAP adjustments.

The effect of these differences is included under paragraph (v) below.

l)    Complementary pension plan and Post-retirement benefits:

Prior to 1999, amounts paid to retired employees related to complementary pension plan benefits, medical benefits and electricity subsidies provided upon retirement to certain employees, were expensed as cash disbursements were made. Under Chilean GAAP, the accumulated unrecorded effects of such amounts must be recognized in net income for the period due to the fact that retroactive restatement of the financial statements is not permitted in Chile. Therefore during 1999, the accumulated value of the unrecorded service costs was recorded in net income for the year ended December 31, 1999, and the corresponding intangible asset and additional minimum liability amounts were recorded in the balance sheet as of December 31, 1999.

Under US GAAP, such amounts would be recorded in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions”. The effect of accounting for the effects of such differences is included under paragraph (v) below.

m)    Accounting for Share Purchase Rights

During 1999, the Company received certain rights to acquire shares in two related companies (Sociedad Eléctrica Santiago and Hidroneuquén), as partial consideration related to the contract it signed with Duke International. Inc. to sell its ownership stake in Inversiones Dominion Perú. Under the terms of the contract, if certain conditions are not met, the rights may be settled through cash payments. Under Chilean GAAP, the rights are recorded and measured in United States dollars as stated in the contract and are converted to pesos at the period-end exchange rate.

Under US GAAP, the rights would be translated into pesos as of the date of the transaction and adjusted for the effects of price-level restatement until the period-end as it is the intent of the Company to receive the shares. These rights were exercised in 2000, and at year end the accumulated difference in the value of these purchase rights was reclassified as a difference in goodwill determined under US GAAP and Chilean GAAP. The effect of accounting for the effects of such differences and the reclassification referred to above are included under paragraph (v) below.

n)    Recognition of Gain on Sale of Agua Negra

The Company entered into a legally enforceable share transfer agreement to sell the remaining (Class B) shares of its investment in Agua Negra. The transfer price of the investment was for a fixed amount payable in January of 2001, and was protected through a price adjustment mechanism. Under the terms of the agreement, the contracted sales price was indexed, and adjusted for payments of dividends. Under Chilean GAAP, as of December 31, 1999 the Company recognized the legal form of the contract but did not recognize the sale of its investment, and continued to account for the investment using the equity method of accounting. The sale was subsequently recognized during 2000 under Chilean GAAP.

Under US GAAP, in 1999, the Company ceased accounting for the investment under the equity method and instead recognized a gain on the sale of the above investment having considered that the risks and rewards of ownership had been transferred during 1999. The effect of accounting for the difference in timing on the recognition of the sale is included under paragraph (v) below.

o)    Property, plant and equipment construction penalties received:

During 2000, the company received penalty payments from a contractor for the late completion of a project to build a combined cycle power plant. Under Chilean GAAP, the penalty payments are recognized as income within the income statement.

Under US GAAP, the payments should be treated as a reduction in the asset value. This asset was sold in 2001. The effect of these differences is included in paragraph (v) below.

p)    Recognition of a loss from an analysis of the Impairment of Long-Lived Assets:

In accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”, until December 31, 2000 the Company evaluated the carrying amount of property, plant and equipment and intangibles including goodwill, in relation to the operating performance and future undiscounted cash flows of the underlying assets. This standard required that an impairment loss be recognized in the event that facts and circumstances indicated that the carrying amount of an asset might not be fully recoverable, when compared to the estimated future undiscounted cash flows. As a result of this review, there were no additional amounts written off due to impairment under US GAAP for the year ended December 31, 1999.

On March 2, 2001 the Company entered into an agreement with TotalFinaElf to sell four Argentine electric related investments, of which three would be sold below their carrying value, and the other one in an amount greater than its carrying value. Notwithstanding the fact that the agreement was signed after December 31, 2000, a provision was accrued at such date in order to recognize the net loss that the agreement would generate if TotalFinalElf exercised the purchase option on all the companies envisaged in such agreement, since negotiations had started in 2000. SFAS 121 refers to APB Opinion No. 30. Reporting of Results of Operations-Reporting the Effects of Disposal of a Segment of a Business and states that assets to be disposed of should be measured at the lower of carrying amount or net realizable value. All long lived assets to be disposed of that are not covered by APB opinion N°30 shall be reported at the lower of carrying amount or fair value less cost to sell, in accordance with SFAS 121. In November 2001, TotalFinaElf purchased two of the AES Gener Argentine electric related investments, but did not exercise its purchase option regarding Termoandes and Interandes and as indicated in Note 9b, their selling process was suspended. For this reason, in accordance with SFAS 144, these investments are now considered as held and used and as such the financial statements of these subsidiaries have been consolidated with those of AES Gener S.A. Since Termoandes and Interandes were not disposed of as of December 31, 2001 and the other Argentine electric related investments were sold, the loss for impairment of long lived assets established at December 31, 2000 was reversed in 2001 instead of restating the 2000 financial statements. However, a new impairment test was performed on the different assets of the Interandes Project, which showed that the Chilean side of the transmission system is impaired. Accordingly, an impairment loss has been recorded at December 31, 2001 in connection with these assets. In addition, an impairment loss has also been recorded in 2001 in connection with the investments in Explotaciones Sanitarias S.A., Ecogener S.A. and Compañía Carbones del Cesar Ltda., which as indicated in Note 9 (o) are in the process of being sold. The effects of these matters are described in paragraph (v) below.

q)    Reversal of contingent loss

On December 1999, AES Gener S.A filed a suit against Hidroeléctrica Guardia Vieja S.A. and Hidroeléctrica Aconcagua S.A. for the due compliance of the purchase and sale of energy and electric power agreement signed with those companies. The sentence of December 17, 2001, accepted most of the allegations of

AES Gener S.A. and it condemned the defendants to comply with the contract. Under Chilean GAAP, at December 31, 2001 the company recorded ThCh$2,940,374 as revenues, corresponding to approximately a 40% reversal of the contingent loss accrual that the Company had established for the total amount claimed. The Company reversed only part of the contingent loss that had been accrued, because on January 7, 2002, the defendants filed an appeal that is being studied by the Supreme Court. Under US GAAP, this would represent a gain contingency that would not be recorded until it is realized. The effect of this difference is included in paragraph (v) below.

r)    Reclassification of account receivable from main shareholder

On February 28, 2001, AES Gener S.A. and Inversiones Cachagua Ltda. signed a contract for a mercantile current account whose balances are indexed to the United States dollar, accrue interest every 30 days at Libor plus a spread, and have a final maturity date of February 28, 2004.

AES Gener S.A. transferred ThCh$290,392,280 to Inversiones Cachagua Ltda. in the abovementioned mercantile current account. That amount came from proceeds of the sale of investments in Argentina and in Chile. According to a Board of Directors’ agreement dated July 30, 2001, these funds were transferred to the principal shareholder and charged to the mercantile current account instead of distributing them as interim dividends, as there was no certainty that the Company would be able to generate the profits needed to cover such interim dividends.

At December 31, 2001, Inversiones Cachagua Ltda. has only repaid ThCh$128,121,517 from dividends it received from AES Gener S.A. in July and September 2001. Such dividends were distributed by AES Gener S.A. against retained earnings and a reserve for future dividends established in prior years. This repayment was made in accordance with the above mentioned Board of Directors’ agreement, which states that dividends and capital distributions envisaged by AES Gener S.A. will be credited to the above mentioned mercantile current account if there is any balance pending collection when such dividends and capital distributions occur.

Under Chilean GAAP, the mercantile current account receivable balance is classified as an asset, as it is subject to indexation, accrues interest and has a maturity date. However, under US GAAP, it has to be shown as a deduction from shareholders’ equity, as its recovery depends basically upon the payment of dividends or distribution of capital that AES Gener S.A. might be able to make in the future. The effect of this matter is included in paragraph (v) below.

s)    Prior-period adjustment

During 2001, a mathematical error was discovered relating to the calculation of fixed assets depreciation in the Company’s Colombian subsidiary Chivor relating to the years ended December 31, 1997, 1998 and 1999. Under Chilean GAAP, as authorized by the Chilean Superintendency of Securities and Insurance, the accumulated effect of such amounts has been recognized in other reserves as of January 1, 2001 due to the fact that retroactive restatement of the financial statements is not permitted in Chile. Under US GAAP, such amounts would be retroactively restated in the years to which they related, as presented in paragraph (v) below.

t)    Interest rate swap

In 1998 the Company entered into an interest rate swap, whereby it receives variable interest payments and pays fixed interest payments in order to convert variable rate debt into fixed rate. Under Chilean GAAP the Company has recorded the interest expense using the short cut method and the fair value of the swap has not been recorded in the books. As the swap and the debt have different repricing dates, the short cut method cannot be applied under US GAAP and the carrying amount of the swap needs to be adjusted to its fair value, with the effective portion of the gain or loss on the derivative recorded in other comprehensive income and the ineffective portion in earnings. The effects of the differences in the method of recording this cash flow hedge are included in paragraph (v).

u)    Forward exchange contracts

The Company has forward exchange contracts between the US dollar and the Chilean peso. Under Chilean GAAP, these forward exchange contracts are recorded at fair value with the changes in the fair value recorded as unrealized gains and losses. These derivates are considered cash flow hedges of forecasted transactions (future sales of energy to regulated customers price adjusted every six months by the fluctuation in the US Dollar exchange rate during that same period, while most of the energy costs are fixed in U.S. dollars). The initial premium or discount on these contracts is deferred and amortized over the life contract.

Under US GAAP, these forward exchange contracts are also valued at fair value, with the initial premium or discount deferred and amortized over life of the contract. However, as the Company’s formal documentation at the inception of the hedge did not qualify for hedged accounting treatment, the changes in the fair value of these derivates are recognized through the income statement.

v)    Effects of conforming to U.S. GAAP:

The adjustments to reported net income required to conform with accounting principles generally accepted in the United States are as follows:

	Years ended December 31.
	1999 Restated	2000 Restated	2001
	ThCh$	ThCh$	ThCh$
Net income as reported under Chilean GAAP	6,932,934	2,274,990	(5,027,354)
Reversal of additional depreciation of technical revaluation (paragraph(a))	1,627,247	1,594,945	1,621,159
Adjustment to deferred income taxes (paragraph(b))	(12,268,209)	4,303,705	27,503,796
Intangibles (paragraph(c))	188,465	1,136,250	188,465
Reversal of provision for loss on sale of Oilgener Inc. (paragraph(c))	—	—	3,726,820
Staff severance indemnities (paragraph(d))	250,974	250,974	—
Capitalization of financing costs for construction of fixed assets (paragraph(e))	5,104,964	2,212,067	(868,739)
Charge to income of subsidiary development stage deficit (paragraph(f))	(2,920,263)	(504,652)	(118,387)
Goodwill (paragraph(g))	89,069	126,322	266,144
Negative goodwill (paragraph(g))	(395,720)	(1,262,962)	(1,655,407)
Effect of U.S. GAAP adjustments on investments in related companies (paragraph(k))	(5,945,320)	(1,445,335)	(1,310,433)
Foreign exchange contracts not effective as hedges (paragraph(i))	9,839	9,840	9,840
Difference between equity and cost method of accounting for investments (paragraph(h))	(151,186)	(233,839)	(595,979)
Pensions (paragraph(l))	2,576,196	366,213	(366,213)
Accounting for Share purchase rights (paragraph(m))	233,732	1,281,684
Gain on the sale of shares (paragraph(n))	4,635,259	(4,635,259)	—
Property. plant and equipment construction penalties received (paragraph(o))	—	(10,886,182)	10,886,182
Recognition of a loss from an analysis of the Impairment of Long-Lived Assets (paragraph(p))	—	(29,234,755)	3,349,666
Reversal of contingent loss (paragraph(q))			(2,940,374)
Prior—period adjustment to depreciation of Colombian fixed assets(s)	(1,447,803)	—	—
Interest rate swap(t)	—	—	89,204
Forward exchange contracts(u)	—	—	(1,909,501)
Effect of Minority interest on US GAAP adjustments	4,949,426	(7,074,909)	(21,703,595)
Deferred tax effects of U.S. GAAP adjustments	(1,939,853)	2,127,874	951,516

Net income (loss) in accordance with U.S. GAAP	1,529,751	(25,443,211)	12,096,810

	Years ended December 31.
	1999 Restated	2000 Restated	2001
	ThCh$	ThCh$	ThCh$
Other comprehensive income, net of tax
Effect of U.S. GAAP adjustments on cumulative translation adjustment	(31,305)	(793,932)	(866,250)
Loss on foreign currency debt designated as an economic hedge	(33,533,832)	(13,297,177)	(37,159,125)
Cumulative translation adjustment—Chilean GAAP	34,739,041	14,478,464	48,032,453
Cash flow hedge	—	—	(3,652,006)
Realization of loss on derivative held by Central Puerto	—	—	1,557,328
Cash flow hedge—transition adjustment	—	—	(3,365,683)

Comprehensive income in accordance with U.S. GAAP	2,703,655	(25,055,856)	16,643,527

The adjustments required to conform shareholders’ equity amounts to U.S. GAAP are as follows:

	Years ended December 31,
	2000 Restated	2001
	ThCh$	ThCh$
Shareholders’ equity as reported under Chilean GAAP	860,215,625	716,073,959
Reversal of technical revaluation of property. plant and equipment (paragraph (a))
Cost	(40,223,853)	(40,062,547)
Accumulated depreciation	25,478,624	26,938,479
Adjustment to deferred income taxes (paragraph(b))	(67,887,068)	(40,383,272)
Intangibles (paragraph(c))	(1,126,877)	(938,412)
Reversal of provision for loss on sale of Oilgener Inc. (paragraph(c))	—	3,726,820
Capitalization of financing costs for construction of fixed assets (paragraph(e))	19,638,760	18,770,021
Goodwill (paragraph(g))	1,868,304	2,134,448
Negative goodwill (paragraph(g))	1,655,407	—
Effect of U.S. GAAP adjustments on investments in related companies (paragraph(k))	(635,581)	(1,946,014)
Foreign exchange contracts not effective as hedges (paragraph(i))	(236,155)	(226,315)
Difference between equity and cost accounting for investments (paragraph(h))	1,190,492	594,513
Accrued pension liability (paragraph(l))	366,213	—
Difference in Share purchase rights (paragraph(m))	1,515,415	—
Reclassification of difference Share purchase rights (paragraph(m))	(1,515,415)	—
Property, plant and equipment construction penalties received (paragraph(o))	(10,886,182)	—
Reversal of contingent loss (paragraph(q))		(2,940,374)
Prior years adjustment to depreciation of Colombian fixed assets(s)	(2,560,062)	—
Interest rate swap(t)	—	(8,311,351)
Forward exchange contracts(u)	—	(1,909,501)
Effect of minority interest on US GAAP Adjustment	21,957,377	253,782
Deferred tax effects of U.S. GAAP adjustments	632,581	4,524,291
Recognition of a loss from an analysis of the Impairment of Long-Lived Assets (paragraph(p))	(29,234,755)	(25,885,089)
Reclassification of account receivable from main shareholder(r)	—	(168,054,733)

Shareholders’ equity in accordance with U.S. GAAP	780,212,850	482,358,705

The following summarizes the changes in shareholder’s equity under U.S. GAAP during the years ended December 31, 2000 and 2001:

	Year ended December 31,
	2000	2001
	ThCh$	ThCh$
Balance at January 1	803,517,308	780,212,850
Issue of 1,488 shares (2000—42,175,142). net of costs	6,617,485	2,534
Final Dividends (prior year)	(3,979,555)	(146,445,473)
Interim Dividend	(886,532)	—
Reclassification of account receivable from main shareholder(r)	—	(168,054,733)
Adjustments for exchange differences	387,355	10,007,078
Cash flow hedge, net of tax	—	(3,652,006)
Realization of loss on derivative held by Central Puerto	—	1,557,328
Cash flow hedge, transition adjustment, net of tax	—	(3,365,683)
Net (loss) income in accordance with U.S. GAAP	(25,443,211)	12,096,810

Balance at December 31.	780,212,850	482,358,705

s)    Comprehensive Income

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income” the Company reports a measure of all changes in shareholder’s equity that result from transactions and other economic events of the period other than transactions with owners (“comprehensive income”). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity. The components of other comprehensive income are reported net of the related tax effects.

The following represents accumulated other comprehensive income balances as of December 31, 1999, 2000 and 2001 (in thousands of constant Chilean pesos as of December 31, 2001).

	1999
	Effect of US GAAP
	Chilean GAAP cumulative translation adjustment	Adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income
Beginning balance	(308,519)	(787,870)	(1,096,389)
Credit (charge) for the period	1,205,209	(31,305)	1,173,904

Ending balance	896,690	(819,175)	77,515

	2000
	Effect of US GAAP
	Chilean GAAP cumulative translation adjustment	Adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income
Beginning balance	896,690	(819,175)	77,515
Credit (charge) for the period	1,181,287	(793,932)	387,355

Ending balance	2,077,977	(1,613,107)	464,870

	2001
	Effect of US GAAP
	Chilean GAAP cumulative translation adjustment	Adjustments on cumulative translation adjustment	Cash flow hedge	Accumulated Other Comprehensive Income
Beginning balance	2,077,977	(1,613,107)		464,870
Credit (charge) for the period	10,873,328	(866,250)	(5,460,361)	(4,546,717)

Ending balance	12,951,305	(2,479,357)	(5,460,361)	(4,081,847)

x)    Restatement of Reconciliation to US GAAP

The Company restated the results in US GAAP for the years 2000 and 1999 to correct certain clerical errors regarding the participation in equity method investments, difference between equity and cost method of accounting for investments, amortization of intangible assets and minority interest. The effect of this restatement is as follows:

	Year ended December 31,
	1999	2000
	ThCh$	ThCh$
US GAAP net loss as previously reported	(3,050,482)	(26,228,042)

Differences due to:
Participation in equity method investments	—	(1,851,950)
Difference between equity and cost method of accounting for investments	—	894,218
Amortization of intangible assets	—	(899,854)
Adjustment to depreciation of Colombian fixed assets	(1,447,803)	—
Minority interest	6,028,036	2,642,417

US GAAP net income (loss) as adjusted	1,529,751	(25,443,211)

Earnings (loss) per share under US GAAP as previously reported (in Chilean pesos)	(0.542)	(4.657)
Earnings (loss) per share under US GAAP restated (in Chilean pesos)	0.260	(4.518)
Diluted earnings per share under US GAAP restated (in Chilean pesos)	1,907	—

US GAAP shareholders’ equity as previously reported	800,049,334	775,960,045

Differences due to:
Participation in equity method investments	—	(1,851,950)
Difference between equity and cost method of accounting for investments	—	894,218
Adjustment to depreciation of Colombian fixed assets	(2,560,062)	(2,560,062)
Amortization of intangibles assets	—	(899,854)
Minority interest	6,028,036	8,670,453

US GAAP shareholders’ equity adjusted	803,517,308	780,212,850

II.    Additional Disclosure Requirements:

a)	Earnings per share:

The following earnings (loss) per share information, presented in Chilean pesos per share, is not required to be presented in the financial statements under Chilean GAAP but is a required disclosure under U.S. GAAP:

	Year ended December 31,
	1999	2000	2001
Basic earnings (loss) per share (Chilean GAAP)	1.1787	0.4039	(0.89)

Basic earnings (loss) per share (U.S. GAAP)	0.2601	(4.5180)	2.1324
Weighted average number of shares outstanding (in thousands)	5,881,996	5,632,079	5,672,743

Basic earnings (loss) per share shown above is determined by dividing net income (loss) available to common shareholders by the weighted-average number of shares outstanding during the period.

As described in Note 21, AES Gener placed ThUS$499,944 (ThCh$327,358,070) in convertible bonds during 1998 and 1999; of this issuance, ThUS$23,305 (ThCh$15,259,685) had been converted into shares as of December 31, 2001 (ThUS$12,231 as of December 31, 2000). No further convertible bonds were placed during 2000 and 2001. These convertible bonds, having a potential dilutive effect in the future, were not included in the computation of diluted earnings (loss) per share for the year 2000, because to do so would have been antidilutive. The dilutive earnings per share for the years 1999 and 2001 were computed as follows:

	Year ended December 31, 1999	Year ended December 31, 2001
	ThCh$	ThCh$
Net income in accordance with U.S. GAAP	1,529,751	12,096,810
Plus: Interest on convertible bonds (after tax)	7,969,845	15,660,990
Plus: Amortization of expenses on convertible bonds (after tax)	4,128,366	1,652,724
Plus: Provision for the conversion of convertible bonds (after tax)	2,034,645	3,050,407

Net income adjusted for calculation of diluted earnings per share	15,662,607	32,460,931

Weighted—average shares reconciliation
Weighted—average shares fully paid (in thousands)	5,881,996	5,672,743
Incremental shares from assumed conversion (in thousands)	2,331,258	2,289,068

Adjusted weighted – average shares (in thousands)	8,213,254	7,961,811

Diluted earnings per share (in Chilean pesos)	1.9070	4.0771

b)	Income taxes:

The provision for income taxes differs under Chilean GAAP from the charge calculated in accordance with U.S. GAAP, as a result of the following differences:

	1999
	Chile	Colombia	Argentina	Dom. Rep.	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current income taxes as determined under Chilean GAAP	41,564	21,106	8,744,883	37,147	8,844,700
Deferred income taxes as determined under Chilean GAAP	581,507	—	1,357,329	—	1,938,836
U.S. GAAP adjustments:
Deferred tax effect applying SFAS N°109	12,315,303	(11,405,963)	11,358,869	—	12,268,209
Minority interests	(837,358)	—	1,051,153	—	213,795
Deferred tax effect of U.S. GAAP adjustments	798,820	72,802	1,068,231	—	1,939,853

Charge (credit) for the period under U.S. GAAP	12,899,836	(11,312,055)	23,580,465	37,147	25,205,393

	2000
	Chile	Colombia	Argentina	Dom. Rep.	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current income taxes as determined under Chilean GAAP	79,267	40,456	2,952,408	883,561	3,955,692
Deferred income taxes as determined under Chilean GAAP	2,957,132	(6,742,932)	2,232,199	—	(1,553,601)
U.S. GAAP adjustments:
Deferred tax effect applying SFAS N°109	(1,282,752)	(4,060,227)	1,039,274	—	(4,303,705)
Deferred tax effect of U.S. GAAP adjustments	1,724,038	37,646	(3,889,558)	—	(2,127,874)

Charge (credit) for the period under U.S	3,477,685	(10,725,057)	2,334,323	883,561	(4,029,488)

	2001
	Chile	Colombia	Argentina	Dom. Rep.	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current income taxes as determined under Chilean GAAP	631	63,433	2,118,537	744,847	2,927,448
Deferred income taxes as determined under Chilean GAAP	6,165,904	247,300	452,460	—	6,865,664
U.S. GAAP adjustments:
Deferred tax effect applying SFAS N°109	1,089,268	5,583,028	(34,176,092)	—	(27,503,796)
Deferred tax effect of U.S. GAAP adjustments	(4,741,196)	(20,484)	3,810,164	—	(951,516)

Charge (credit) for the period under U.S GAAP	2,514,607	5,873,277	(27,794,931)	744,847	(18,662,200)

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	2000			2001
	SFAS N°109 applied to Chilean GAAP Balances	SFAS N°109 Applied to US GAAP Adjustments	Total Deferred Taxes under SFAS N°109	SFAS N°109 applied to Chilean GAAP Balances	SFAS N°109 Applied to US GAAP Adjustments	Total Deferred Taxes under SFAS N°109
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred income tax assets:
Tax loss carry forwards (1)	37,626,666	26,565,147	64,191,813	39,445,335	—	39,445,335
Impairment of long-lived assets	—	—	—	—	4,366,740	4,366,740
Provision Allowance	—	(26,565,147)	(26,565,147)	—	—	—
Cash flow hedge	—	—	—	—	2,908,973	2,908,973
Forward exchange contracts	—	—	—	—	305,520	305,520
Other	1,827,570	—	1,827,570	3,938,592	(131,878)	3.806.714

Total deferred income tax assets	39,454,236	—	39,454,236	43,383,927	7,449,355	50.833.282

Deferred income tax liabilities:
Staff severance indemnities	(209,067)	—	(209,067)	(80,485)	—	(80,485)
Amortization of intangibles	(311,122)	34,052	(277,069)	(320,566)	—	(320,566)
Depreciation	(111,789,799)	—	(111,789,799)	(86,439,797)	—	(86,439,797)
Late delivery of combined cycle plant	—	3,810,164	3,810,164	—		—
Capitalized interest	—	(2,945,814)	(2,945,814)	—	(2,963,538)	(2,963,538)
Other	(1,196,619)	(265,821)	(1,462,440)	(1,290,752)	38,474	(1,252,278)

Total deferred income tax liabilities	(113,506,607)	632,581	(112,874,026)	(88,131,600)	(2,925,064)	(91,056,664)

Net deferred tax liabilities from application of	—	—	—

SFAS N°109	(74,052,371)	632,581	(73,419,790)	(44,747,673)	4,524,291	(40.223.382)

(1)	Tax loss carryforwards relate to Chilean entities and to Energy Trade & Finance Corp. In accordance with the current enacted tax law in Chile, tax losses may be carried-forward indefinitely.

The provision for income taxes differs from the amount of income tax determined by applying the applicable local statutory income tax rate to pretax income, calculated in accordance with U.S. GAAP, as a result of the following differences:

	1999
	Chile	Colombia	Argentina	Dom. Rep	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Pretax income multiplied by the applicable tax rate	10,543,942	(5,252,456)	21,790,656	37,114	27,119,256
Differences in price-level restatement	1,721,716	—	—	—	1,721,716
Deductible items	(2,696,665)	(5,716,548)	(3,340,494)	—	(11,753,707)
Non-deductible items	2,349,039	—	2,620,856	—	4,969,895
Permanent differences arising from adjustments to U.S. GAAP	72,978	—	2,080,862	—	2,153,840
Minority interests	(837,357)	—	1,051,153	—	213,796
Other	1,746,183	(343,052)	(622,567)	33	780,597

Tax expense (benefit)	12,899,836	(11,312,056)	23,580,466	37,147	25,205,393

	2000
	Chile	Colombia	Argentina	Dom. Rep	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Pretax income multiplied by the applicable tax rate	1,723,801	(8,861,138)	(1,784,152)	883,139	(8,038,350)
Differences in price-level restatement	3,228,254	—	—	—	3,228,254
Deductible items	(3,257,746)	(1,863,920)	154,022	—	(4,967,644)
Non-deductible items	1,111,392	—	2,024,320	—	3,135,712
Permanent differences arising from adjustments to U.S. GAAP	278,638	—	1,940,131	—	2,218,769
Other	393,349	—	—	422	393,771

Tax expense (benefit)	3,477,688	(10,725,058)	2,334,321	883,561	(4,029,488)

	2001
	Chile	Colombia	Argentina	Dom. Rep	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Pretax income multiplied by the applicable tax rate	2,313,879	(277,544)	(11,149,793)	752,500	(8,360,958)
Differences in price-level restatement	1,752,787	376,171	384,414	—	2,513,372
Deductible items	(4,721,149)	—	—	—	(4,721,149)
Non-deductible items	4,963,328	4,303,998	—	—	9,267,326
Permanent differences arising from adjustments to U.S. GAAP	(3,383,729)	—	—	—	(3,383,729)
Tax loss in the sale of Hidroneuquen in excess of the book loss	—	—	(15,268,286)	—	(15,268,286)
Other	1,589,491	1,470,652	(1,761,266)	(7,653)	1,291,224

Tax expense (benefit)	2,514,607	5,873,277	(27,794,931)	744,847	(18,662,200)

(c)	Segment information:

1.    Information by Business segments

Until December 31, 2000, the Company operated substantially in four business segments, which, were comprised of (i) the Chilean Power Division, which provides electricity generation in Chile, and includes water companies (ii) the International Power and New Business Division, which engages in electricity generation in Colombia, Argentina, Dominican Republic and until 1999 Perú, electricity distribution in Argentina and energy trading in the United States (iii) the Infrastructure and Fuels Division, which includes shipping and port services in Chile, coal mining in Colombia, coal sales in Colombia and Chile, oil and gas exploration and production in Argentina and Chile and natural gas transportation in Argentina and Chile and (iv) the Engineering and Services Division, which provides services for the operation and maintenance of thermal generating plants. The Chilean Power Division and the International Power and New Business Division include uninvoiced income from electricity supplied but not billed at each period end, the Infrastructure and Fuels Division recognizes revenues from sales of inventory upon shipment and the Engineering and Services Division recognizes revenues upon performance of such services. During 1999, the Company combined its Shipping and Port Services Division with its Fuels Division for internal management reporting purposes, forming the Infrastructure and Fuels Division. As indicated in Note 9, during 2001, the Company sold its port operations and shipping activities in Chile and its energy trading activities in the USA. In addition, since January 1, 2001, under the new AES Corp. administration, AES Gener operates in 6 business segments. Five of these business segments (Cordillera, Costa, Santiago, Norgener and Energía Verde) relate to the power generation plants located in different regions of Chile and the other business segment includes the international operations and all the Chilean operations different from generation of electricity. For practical reasons this last segment has been identified in the table below as “International Non – core business”.

As at is not practical to restate the segment information of prior years in accordance with the new structure of the Company’s internal organization, the segment information for the current year is presented below under both the new basis and the old basis of segmentation.

The Company’s segmented information presented in accordance with Chilean GAAP and the explanations referred to above is as follows:

Old Basis of segmentation

	Chilean Power Division	International Power and New Business Division	Infrastructure and Fuels Division	Engineering and Services Division	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Year ended December 31. 1999
Revenues from external customers	201,043,472	228,484,981	43,133,767	3,514,781	607,407	476,784,408
Revenues from transactions with otheroperating segments of the same enterprise.	47,346,978	515,811	36,731,967	3,461,678	3,222,287	91,278,728
Interest income	1,321,630	3,184,739	62,285	8	2,785,813	7,354,475
Interest expense	(8,988,337)	(21,516,479)	(1,393,921)	—	(25,515,265)	(57,414,002)
Depreciation	(27,040,095)	(21,726,538)	(3,878,675)	(4,505)	(876,754)	(53,526,567)
Amortization	(728,170)	712,048	(368,721)	—	(3,296,946)	(3,681,789)
Income tax expense	(765,456)	(10,052,541)	(209,928)	(3,045)	247,434	(10,783,536)
Earnings from equity-method investees…	395,969	3,458,133	(39,723)	70,065	—	3,884,444
Net Income	58,731,234	(19,788,761)	2,795,767	669,970	(35,475,275)	6,932,934
Segment Assets	759,096,158	999,826,964	73,177,150	8,271,346	276,025,095)	2,116,396,713
Capital expenditures	35,051,782	22,264,057	5,567,419	—	327,469	63,210,727

Year ended December 31, 2000
Revenues from external customers	149,450,760	212,748,760	65,616,909	2,898,750	24,599,320	455,314,499
Revenues from transactions with other operating segments of the same enterprise.	58,982,779	22,234,558	15,379,839	1,837,288	4,663	98,439,127
Interest income	864,834	2,378,005	510,474	—	9,163,781	12,917,099
Interest expense	(5,635,331)	(42,130,718)	(517,960)	(1,009)	(30,702,906)	(78,987,924)
Depreciation	(28,861,157)	(24,311,851)	(1,829,917)	(2,122)	—	(55,005,047)
Amortization of intangibles	(18,186)	(923,756)	—	—	(1,094,162)	(2,036,104)
Amortization of negative goodwill	1,082,776	2,051,895	40922	—	—	3,175,593
Amortization of goodwill	(571,644)	(139,735)	—	—	(172,309)	(883,688)
Income tax expense	(3,882,877)	2,017,389	(855,502)	(26,027)	344,926	(2,402,091)
Earnings from equity-method investees…	(1,480,497)	4,496,109	2,714,085	330,950	(5,199,496)	861,151
Net Income	18,145,934	7,705,961	5,171,747	785,828	(29,534,480)	2,274,990
Segments assets	793,024,724	1,062,908,921	112,054,439	1,848,499	281,595,109	2,251,431,692
Capital expenditures	26,150,260	15,822,119	1,972,516	15,836	282,769	44,243,500
Price level restatement	(2,263,646)	(3,611,473)	110,060	10,498	1556,009	(4,198,552)

Year ended December 31, 2001
Revenues from external customers	241,770,117	72,914,823	29,033,236	861,101	2,430,034	347,009,311
Revenues from transactions with other operating segments of the same enterprise	38,079,735	46,116,656	31,786,678	2,885,247	1,243,399	120,111,715
Interest income	2,831,658	2,115,535	231,277	—	11,741,763	16,920,233
Interest expense	(8,138,201)	(35,087,715)	(71)	—	(28,195,172)	(71,421,159)
Depreciation	(28,740,989)	(16,391,340)	—	—	—	(45,132,329)
Amortization of Intangibles	(2,065)	—	—	—	(7,245,719)	(7,247,784)
Amortization of Negative Goodwill	—	—	—	—	2,123,757	2,123,757
Amortization of Goodwill	—	—	(152,886)	—	(947,717)	(1,100,603)
Income tax expense	(6,156,703)	(3,626,578)	(9,831)	—	—	(9,793,112)
Earnings from equity-method investees	(4,083,446)	4,225,405	69,608	334,378	—	545,945
Net Income	47,311,106	(23,364,721)	1,918	—	(28,975,656)	(5,027,354)
Segments assets	793,238,179	737,307,953	7,689,142	—	313,762,838	1,851,998,112
Capital expenditures	19,535,944	960,426	—	—	1,364,807	21,861,177
Price level restatement	7,755,427	(36,798,642)	22,353	—	4,311,031	(24,709,.828)

New Basis of segmentation

						International
Year ended December 31, 2001	Cordillera	Costa	Santiago	Norgener	Energía Verde	Non-core business	Others	Total
Revenues from external customers	52,898,654	93,476,512	44,073,863	55,405,095	9,801,247	17,531,178	73,822,762	347,009,311
Revenues from transactions with other operating segments of the same enterprise	4,033,441	32,652,452	26,461,487	4,166,099	1,109,497	31,493,842	20,194,897	120,111,715
Interest income	—	—	2,747,725	53,880	30,054	—	14,088,574	16,920,233
Interest expense	(14,790)	318,682	(4,779,493)	(3,571,641)	(90,959)	—	(63,282,958)	(71,421,159)
Depreciation	(7,369,372)	(5,349,457)	(7,223,234)	(6,218,236)	(1,393,729)	—	(17,578,301)	(45,132,329)
Amortization of intangibles	—	—	—	—	(2,065)	—	(7,245,719)	(7,247,784)
Amortization of Negative Goodwill	—	—	—	—	—	—	2,123,757	2,123,757
Amortization of Goodwill	—	—	—	—	—	—	(1,100,603)	(1,100,603)
Income tax expense	—	—	(1,065,088)	(3,328,035)	(405,129)	—	(4,994,860)	(9,793,112)
Earnings from equity-method Investees	—	—	—	—	—	—	545,945	545,945
Net income (loss)	27,032,116	16,811,505	4,655,414	14,419,357	2,331,336	(23,184,234)	(47,092,849)	(5,027,354)
Segments Assets	11,303,376	433,662,885	130,318,114	185,545,214	29,946,162	2,307,960	1,058,914,401	1,851,998,112
Capital expenditures	2,512,762	4,710,593	2,031,609	6,805,707	3,475,273		2,325,233	21,861,177
Price level restatement	5,439,118	3,470,064	(450,876)	(4,000,548)	386,085		(29,553,671)	(24,709,828)

2.    Information by geographical segments

	Chile	Argentina	Colombia	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Year ended December 31, 1999
Revenues from external customers	238,038,638	182,208,450	55,938,893	598,427	476,784,408
Long-lived assets other than financial instruments and deferred tax assets	900,606,889	473,262,716	376,964,815	61,243,297	1,812,077,717
Year ended December 31, 2000
Revenues from external customers	200,338,622	191,281,229	63,677,013	17,635	455,314,499
Long-lived assets other than financial instruments and deferred tax assets	855,750,596	646,961,933	380,786,710	60,690,141	1,944,189,380
Year ended December 31, 2001
Revenues from external customers	273,186,549	1,920,354	68,989,461	2,912,947	347,009,311
Long-lived assets other than financial instruments and deferred tax assets	760,611,631	217,170,721	408,968,590	61,293,657	1,448,044,599

The total of the segments revenues and income for the year agree to the consolidated revenues and income.

(d)    Investments in related companies:

The following tables show the financial information of the related companies accounted for using the equity method. All amounts are in thousands of constant Chilean pesos of December 31, 2001 purchasing power.

The condensed information shown here has been taken from the companies’ financial statements prepared in accordance with Chilean GAAP or Argentine GAAP, which the Company believes is not materially different from Chilean GAAP. For the overall effect that the application of U.S.GAAP has on the financial statements of these companies, see paragraph 1 (k) in Note 36 above.

Condensed information of companies that were sold during 2001 is as follows:

HIDRONEUQUEN S.A. AND SUBSIDIARIES

	December 31,
	1999	2000
	ThCh$	ThCh$
Percentage interest	51.00%	51.00%
Current assets	26,727,455	25,517,657
Non-current assets	545,936,989	549,249,811

Total assets	572,664,444	574,767,468

Current liabilities	23.159.771	23.158.681
Non-current liabilities	252.340.468	242.559.324

Total liabilities	275.500.239	265.718.005

Minority interest	120.002.685	125.136.696
Net sales	38.150.434	67.071.533
Gross profit	17.499.049	30.982.530
Net income (loss)	(2.135.093)	1.383.899

On December 14, 1999 AES Gener S.A. increased its ownership in Hidroneuquén S.A. to 51% with the legal right to 1% of those shares being granted to Transalta S.A., the seller, until December 31, 2001.

AGENCIAS UNIVERSALES S.A.

	December 31,
	1999	2000
	ThCh$	ThCh$
Percentage interest	26.70%	26.70%
Current assets	11,721,400	12,485,289
Non-currents assets	35,133,821	37,954,146

Total assets	46,855,221	50,439,435

Current liabilities	11,074,552	10,393,763
Non-current liabilities	8,551,545	8,691,792

Total liabilities	19,626,097	19,085,555

Net sales	18,538,246	19,948,989
Gross profit	5,611,509	6,195,758
Net income	5,833,621	5,854,922

MEGA INC.

December 31 2000
ThCh$
Percentage interest	50.00%
Current assets	174,866,452
Non-current assets	1,293,563

Total assets	176,160,015

Current liabilities	175,452,638
Non-current liabilities

Total liabilities	175,452,638

Net sales	1,022,232
Gross profit	759,185
Net loss	(7,535,466)

For the year ended December 31, 1999, MEGA Inc. was included in the Company’s consolidated financial statements.

COMPANIA CHILENA DE NAVEGACION INTEROCEANICA S.A. AND SUBSIDIARIES

	December 31,
	1999	2000
	ThCh$	ThCh$
Percentage interest	13.01%	13.01%
Current assets	34,839,247	37,499,209
Non-current assets	50,646,386	48,180,930

Total assets	85,485,633	85,680,139

Current liabilities	27,561,295	30,779,083
Non-current liabilities	11,404,101	11,270,912

Total liabilities	38,965,396	42,049,995

Minority interest	(770)	(5,367)
Net sales	160,853,815	217,345,500
Gross profit	(11,025,676)	2,402,470
Net income (loss)	(17,047,662)	(3,772,206)

PORTUARIA CABO FROWARD S.A.

	December 31,
	1999	2000
	ThCh$	ThCh$
Percentage interest	21.18%	21.18%
Current assets	855,766	905,991
Non-current assets	17,033,723	16,057,444

Total assets	17,889,489	16,963,435

Current liabilities	2,063,950	1,431,471
Non-current liabilities	4,158,859	3,093,003

Total liabilities	6,222,809	4,524,474

Net sales	4,141,378	5,237,930
Gross profit	2,209,526	2,734,265
Net income	652,719	1,090,989

EMPRESA ELECTRICA GUACOLDA S.A.

	December 31
	1999	2000	2001
	ThCh$	ThCh$	ThCh$
Percentage interest	50.00%	50.00%	50.00%
Current assets	18,652,791	13,337,956	15,445,153
Non-current assets	220,159,126	215,156,500	207,689,294

Total assets	238,811,917	228,494,456	223,134,447

Current liabilities	12,414,478	75,692,073	22,491,726
Non-current liabilities	129,481,978	66,281,825	123,018,277

Total liabilities	141,896,456	141,973,898	145,510,003

Net sales	57,978,524	48,042,804	55,289,397
Gross profit	24,853,149	14,586,968	14,959,914
Net income	800,828	(2,968,610)	(8,896,113)

GASODUCTO GASANDES S.A.

	December 31,
	1999	2000	2001
	ThCh$	ThCh$	ThCh$
Percentage interest,,	13,00%	13,00%	13,00%
Current assets	4,768,040	2,266,963	2,166,700
Non-current assets	101,726,975	102,727,207	110,788,504

Total assets	106,495,015	104,994,170	112,955,204

Current liabilities	3,235,150	58,908,516	66,180,280
Non-current liabilities	71,390,152	14,375,966	13,227,413

Total liabilities	74,625,302	73,284,482	79,407,693

Net sales	7,111,149	8,216,190	9,590,054
Gross profit	3,591,050	4,664,634	5,314,930
Net loss	(821,662)	(1,231,955)	(1,559,055)

GASODUCTO GASANDES (ARGENTINA) S.A.

	December 31
	1999	2000	2001
	ThCh$	ThCh$	ThCh$
Percentage interest	13.00%	13.00%	13.00%
Current assets	8,582,244	15,176,175	10,596,777
Non-current assets	98,281,261	96,065,303	101,319,250

Total assets	106,863,505	111,241,478	111,916,027

Current liabilities	2,070,748	4,774,639	29,483,343
Non-current liabilities	36,340,790	37,487,399	3,713,661

Total liabilities	38,411,538	42,262,038	33,197,004

Net sales	14,736,124	17,071,127	20,267,715
Gross profit	9,592,156	11,986,576	14,093,700
Net income	3,459,447	4,671,730	8,191,592

EMPRESA GENERADORA DE ELECTRICIDAD ITABO S.A.

	December 31
	1999	2000	2001
	ThCh$	ThCh$	ThCh$
Percentage interest	25.01%	25.01%	25.01%
Current assets	96,718,781	108,012,202	57,605,541
Non-current assets	123,335,401	137,583,390	187,270,705

Total assets	220,054,182	245,595,592	244,876,246

Current liabilities	9,399,306	14,868,217	8,869,071
Non-current liabilities	—	3,326,956	6,264,308

Total liabilities	9,399,306	18,195,173	15,133,379

Net sales	31,754,265	128,424,672	103,626,252
Gross profit	9,423,837	22,898,683	13,983,376
Net income	7,210,335	16,693,625	7,451,055

CDEC-SING LTDA.

	December 31
	1999	2000	2001
	ThCh$	ThCh$	ThCh$
Percentage Interest	28.58%	28.58%	33.33%
Current assets	461.118	383,538	313,277
Non-current assets	132.686	252,125	213,829

Total assets	593.804	635,663	527,106

Current liabilities	213.571	141,695	72,999
Non current liabilities	—	19,458	10,109

Total liabilities	213.571	161,153	83,108

Net sales	267.802	1,318,505	1,167,490
Gross profit	(24.098)	90,904	(21,704)
Net income	(22.576)	94,277	(30,512)

CDEC-SIC LTDA.

	December 31,
	1999	2000	2001
	ThCh$	ThCh$	ThCh$
Percentage interest	28.58%	16.75%	16.50%
Current assets	251.228	190,688	215,593
Non-current assets	214.971	227,372	174,691

Total assets	466.199	418,060	390,284

Current liabilities	155.031	195,366	203,975
Non-current liabilities	—	—	—

Total liabilities	155.031	195,366	203,975

Net sales	696.471	1,289,229	1,305,213
Gross loss	(163.395)	(109,788)	(1.401.400)
Net loss	(134.536)	(88,473)	(36,385)

SIGEN S.A.

	December 31,
	1999	2000	2001
	ThCh$	ThCh$	ThCh$
Percentage interest	40.00%	40.00%	40.00%
Current assets	2,503,033	2,879,619	2,955,141
Non-current assets	4,210	28,324	174,091

Total assets	2,507,243	2,907,943	3,129,232

Current liabilities	892,463	1,352,019	737,366
Non-current liabilities	886,230	—	—

Total liabilities	1,778,693	1,352,019	737,366

Net sales	933,454	5,914,657	6,458,818
Gross profit	303,919	1,626,886	1,512,861
Net income	175,158	827,374	835,942

(e)	Consolidation of Hidroneuquén and Companies in the Development Stage.

As discussed in Note 1(k), investments in companies in the development stage are accounted for using the equity-method and are presented in Other Assets. The net income or net losses of such companies are not consolidated into AES Gener’s results in accordance with Chilean GAAP. Under US GAAP, the financial statements of Compañía Carbones del Cesar Ltda. would be consolidated as of and for the year ended December 31, 2000 and 2001.

As indicated in note 36 d), on December 14, 1999 Gener S.A. increased its ownership in Hidroneuquén S.A. to 51% with the legal right to 1% of those shares being granted to Transalta S.A., the seller, until December 31, 2001. For this reason, under Chilean GAAP this investment was recorded using the equity method (Note 9). Under US GAAP, the granting of the 1% of those shares would not permit the Company to account for the investment in Hidroneuquén using the equity method, because as a result of the increase in its participation, Gener was entitled to assign the General Manager and the Personnel Manager of Piedra del Aguila, a 59% subsidiary of Hidroneuquén that represents 99% of its total consolidated assets and 100% of its total consolidated revenues. In addition, it receives an administration fee from Piedra del Aguila.

A summary of the impact of these differences on the consolidated financial statements of AES Gener, presented on a Chilean GAAP basis, as of and for the year ended December 31, 2000 and 2001 are as follows:

2000	Gener Consolidated	Hidroneuquén	Development- Stage Subsidiaries	Consolidation Adjustments	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balance Sheet
Current assets	210,281,676	25,517,657	151,217	—	235,950,550
Property, Plant and equipment. net	1,707,391,469	—	1,096,119	—	1,708,487,588
Investments in related companies	221,361,109	—	30,727	(94,714,837)	126,676,999
Other assets	112,397,438	549,249,811	2,922,192	(26,845,891)	637,723,550

Total assets	2,251,431,692	574,767,468	4,200,255	(121,560,728)	2,708,838,687

Current liabilities	482,242,423	23,158,681	151,495	(26.845,891)	478,706,708
Long-term liabilities	807,842,786	242,559,324	697,015	—	1,051,099,125
Minority interest	101,130,858	125,136,696	—	92,549,675	318,817,229

Shareholders’ equity	860,215,625	183,912,767	3,351,745	(187,264,512)	860,215,625

Total liabilities and shareholders’ equity	2,251,431,692	574,767,468	4,200,255	(121,560,728)	2,708,838,687

Income Statement
Operating revenue	455,314,499	67,071,533	—	—	522,386,032
Operating expense	(348,055,474)	(36,089,001)	—	—	(384,144,475)

Gross profit	107,259,025	30,982,532	—	—	138,241,557
Administration and sales cost	(26,976,554)	(2,352,423)	—	—	(29,328,978)

Operating income	80,282,471	28,630,109	—	—	108,912,579

Financial income (expense), net	(66,070,825)	(24,853,870)	—	—	(90,924,695)
Equity share in net income (loss) of related companies, net	861,151	—	—	(691,950)	169,201
Other non-operating income (loss), net	(8,828,921	554,746	(863,633)	863,633	(8,274,175
Income taxes	(2,402,091)	(1,849,333)	828,092	(828,092)	(4,251,424)
Minority interest	(4,742,388)	(1,097,753)	—	(691,948)	(6,532,089)
Amortization of negative goodwill	3,175,593	—	—	—	3,175,593

Net income (loss)	2,274,990	1,383,899	(35,541)	(1,348,357)	2,274,990

2001	Gener Consolidated	Development- Stage Subsidiaries	Consolidation Adjustments	Total
Balance Sheet
Current assets	151,576,840	59,094	—	151,635,934
Property, plant and equipment, net	1,309,168,149	253,662	—	1.309,421,811
Investments in related companies	120,674,572	—	(3,529,072)	117,145,500
Other assets	270,578,551	3,233,064	—	273.811.615

Total assets	1,851,998,112	3,545,820	(3,529,072)	1.852,014,860

Current liabilities	358,090,067	16,748	—	358,106,815
Long-term liabilities	770,260,639	—	—	770,260,639
Minority interest	7,573,447	—	—	7,573,447
Shareholders’ equity	716,073,959	3,529,072	(3,529,072)	716,073,959

Total liabilities and shareholders’ equity	1,851,998,112	3,545,820	(3,529,072)	1,852,014,860

Income Statement
Operating revenue	347,009,311	—	—	347,009,311
Operating expense	(247,618,788)	—	—	(247,618,788)

Gross profit	99,390,523	—	—	9,390,523
Administration and sales cost	(29,149,226)	—	—	(29,149,226)

Operating income	70,241,297	—	—	70,241,297
Financial income (expense). net	(54,500,926)	—	—	(54,500,926)
Equity share in net income (loss) of related companies, net	545,945	—	—	545,945
Other non-operating income (loss), net	(12,057,434)	(108,030)	108,030	(12,057,434)
Income taxes	(9,793,112)	—	—	(9,793,112)
Minority interest	(1,586,881)	—	—	(1,586,881)
Amortization of negative goodwill	2,123,757	—	—	2,123,757

Net income (loss)	(5,027,354)	(108,030)	108,030	(5,027,354)

Other significant balance sheet reclassifications not affecting shareholders’ equity that would be required to conform with U.S. GAAP are as follows (increase (decrease)):

	Property. Plant and Equipment	Trade Accounts Receivable	Other non- Current Assets	Investments	Other Assets	Intangibles (Net)	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
December 31, 2000
Voting rights and right to receive dividends of CCNI				7,015,150		(7,015,150)
Investments	1,096,118	—	—	(3,363,216)	3,101,435	2,952,919	845,808
Reversal of off-set of foreign currency swap receivables and payables	—	—	2,881,726	—	—	—	(2,881,726)
Discount on issue of Bonds	—	—	—	—	(2,675,703)	—	2,675,703
Other currents assets of Chivor S.A. E.S.P.		10,629,082	—		(10,629,082)

Total	1,096,118	10,629,082	2,881,726	3,651,934	(10,203,350)	(4,062,231)	639,785

December 31, 2001
Discount on issue of Bonds	—	—	—	—	(2,152,796)	—	2,152,796
Other currents assets of Chivor S.A. E.S.P.	—	12,608,680	—	—	(12,608,680)	—	—

Total	—	12,608,680	—	—	(14,761,476)	—	2,152,796

Certain reclassifications would be made to the line items of the Chilean GAAP income statement to show the same presentation as would be required under a US GAAP format. These reclassifications are as follows (the column labeled “US GAAP” discloses amounts using a US GAAP presentation, although the amounts displayed have been determined in accordance with Chilean GAAP):

	Year ended December 31, 1999
	Chilean GAAP	Reclassification	US GAAP presentation
	ThCh$	ThCh$	ThCh$
Operating income	86,364,204	(6,693,918)	79,670,286
Non-operating income	43,039,687	1,134,955	44,174,642
Non-operating expenses	(25,075,048)	11,224,713	(13,850,335)
Interest Expense	(57,414,002)	(4,530,795)	(61,944,797)
Income Taxes	(10,783,536)		(10,783,536)
Amortization negative goodwill	1,134,955	(1,134,955)	—

	Year ended December 31, 2000
	Chilean GAAP	Reclassification	US GAAP presentation
	ThCh$	ThCh$	ThCh$
Operating income	80,282,471	(18,610,862)	61,671,609
Non-operating income	52,182,335	3,175,593	55,357,928
Non-operating expenses	(43,034,454)	21,790,035	(21,244,419)
Interest Expense	(78,987,924)	(3,179,173)	(82,167,097)
Income taxes	(2,402,091)		(2,402,091)
Amortization negative goodwill	3,175,593	(3,175,593)	—

	Year ended December 31, 2001
	Chilean GAAP	Reclassification	US GAAP presentation
	ThCh$	ThCh$	ThCh$
Operating income	70,241,297	(8,020,379)	62,220,918
Non-operating income	92,996,915	2,123,757	95,120,672
Non-operating expenses	(62,878,343)	13,395,679	(49,482,664)
Interest Expense	(71,421,159)	(5,375,300)	(76,796,459)
Income taxes	(9,793,112)		(9,793,112)
Amortization negative goodwill	2,123,757	(2,123,757)	—

(f)	Cash flows:

Information for inclusion in the statement of cash flows required by U.S. GAAP including the cash flow information of Hidroneuquén S.A. and development-stage companies, which are not consolidated under Chilean GAAP, is as follows:

	December 31,
	1999	2000	2001
	ThCh$	ThCh$	ThCh$
Net income (loss) under US GAAP	1,529,751	(25,443,211)	12,096,810
Loss (gain) on sales of fixed assets	66,259	(233,439)	(216,453)
Gain on sales of investments	(11,328,069)	16,417,855	(62,497,228)

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	53,376,855	53,400,262	44,379,908
Amortization of intangibles	3,493,324	899,854	7,059,319
Provisions and write-offs	6,055,852	7,393,633	18,891,761
Equity share in net income from investment in related companies	(6,317,389)	(6,267,229)	(6,467,392)
Equity share in net loss from investment in related companies	2,432,945	7,366,474	7,664,556
Amortization of goodwill	1,206,746	2,146,650	(468,459)
Amortization of negative goodwill	(1,224,025)	(3,301,915)	834,459
Net price-level restatement	11,136,240	4,257,164	24,709,828
Other, net	(4,820,382)	18,875,991	7,957,905
Change in operating assets
Decrease (increase) of accounts receivable	(31,126,746)	(8,113,539)	5,571,079
Decrease (increase) of inventories	(4,088,645)	(5,822,104)	(5,336,731)
Decrease (increase) of other assets	(12,456,688)	(5,655,957)	(4,265,092)
Change in operating liabilities
Increase (decrease) of accounts payable to related companies	34,882,869	5,278,962	(26,137,828)
Increase of interest payable	2,735,584	3,255,463	2,620,989
Increase (decrease) of income taxes payable (net)	15,146,310	(38,628)	(22,977,765)
Increase (decrease) of other accounts payable related to non-operating results	8,903,368	10,616,051	(1,980,310)
Increase (decrease) of VAT and other similar payables (net)	3,107,191	6,941,859	(1,252,187)
Minority interest in net income	12,477,155	(2,332,521)	23,335,098

Net cash provided by operating activities under U.S. GAAP	85,188,505	79,641,675	23,522,267

Cash flow from financing activities
Proceeds from issuance of shares	607,366	558,459	—
Borrowings from banks and others	241,621,635	164,256,360	111,043,076
Proceeds from issuance of bonds	90,624,248	16,948,943	—
Proceeds from accounts payable to related companies	—	665,551	(148,396,793)
Transfers to main shareholder in mercantile current account	—	—	(168,054,733)
Dividends paid	(34,275,273)	(8,089,124)	(108,172,275)
Repayment of loans	(360,901,908)	(188,837,467)	(6,213,417)
Repayment of bonds	(9,451,521)	(9,442,660)	—

	December 31,
	1999	2000	2001
	ThCh$	ThCh$	ThCh$
Payment of costs associated with issuance of shares	—	(19,301)	—
Payment of costs associated with issuance of bonds	(5,041,359)	(241,908)	—
Other financing activities	(263)	(4,504)	(6,946)

Net cash used in financing activities under U.S. GAAP	(76,817,075)	(24,205,651)	(319,801,088)

Cash flow from investing activities
Sales of property, plant and equipment	666,811	246,162	217,824
Sales of financial instruments	52,821,441	43,109,014	289,176,376
Sales of permanent investments	70,377,038	35,894,839	32,005,991
Proceeds from other loans to related companies	10,017,831	692,880	—
Other investment revenues	405,050	2,140,676	28,842,540
Acquisition of property. plant and equipment	(121,644,635)	(47,224,622)	(21,861,177)
Payment of capitalized interest	(12,120,946)	(2,418,084)	(632,760)
Permanent investments	(99,610,760)	(4,242,257)	(5,501,453)
Investment in financial instruments	(58,691,346)	(55,826,389)	(25,832,269)
Other loans to related companies	(18,843,644)	(2,676,307)	(3,138,641)
Other investing activities	(1,866,633)	(3,900,707)	(271,501)
Reclassification of dividends and other cash acquired	3,524,149	—	—

Net cash provided by (used in) investing activities under U.S. GAAP	(174,965,644)	(34,204,795)	293,004,930

Net increase (decrease) in cash and cash equivalents	(166,594,214)	21,231,229	(3,273,891)
Effect of exchange rate changes on cash and cash equivalents	4,767,813	17,161	1,539,911
Net increase (decrease) of cash and cash equivalents	(161,826,401	21,248,390	(1,733,980)
Cash and cash equivalents at beginning of year	206,034,699	44,208,298	65,456,688

Cash and cash equivalents at end of year	44,208,298	65,456,688	63,722,708

ii.) For the purposes of the U.S. GAAP statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents:

	December 31,
	1999	2000	2001
	ThCh$	ThCh$	ThCh$
Cash	5,182,009	8,202,543	43,171,250
Time deposits that are cash equivalents	20,020,127	52,270,911	16,634,844
Marketable securities that are cash equivalents	1,892,829	367,847	1,583,571
Other deposit instruments that are cash Equivalents(*)	17,113,333	4,615,387	2,333,043

Total cash and cash equivalents	44,208,298	65,456,688	63,722,708

(*)	These items consist of investments made for cash management purposes with original maturities of less than three months and are included on the balance sheet with similar investments with longer terms in “Other current assets”. See Note 7.

(iii.)    Supplementary Cash Flow information

	Year ended December 31,
	1999	2000	2001
	ThCh$	ThCh$	ThCh$
Interest paid	63,434,585	82,156,811	67,141,811
Taxes paid	6,577,655	188,391	57,448

(g)	Short-term and long-term liabilities

(i)    Renegotiations

•	As indicated in Note 25 5), ABN AMRO Bank had an option to request the anticipated payment of its loan during July 2002. Such loan amounted to US$40 million (ThCh$26,191,600) at December 31, 2001 and it was classified as long-term liabilities in the Chilean GAAP financial statements (Note 17). As indicated in Note 36 II p) iii), AES Gener and ABN AMRO reached an agreement in order to renegotiate this debt based on new terms, that included a down payment of US$16 million (ThCh$11,264,000) on July 31, 2002 and US$4 million (ThCh$2,619,160) on October 30, 2002. According to US GAAP, these amounts should be classified as short-term liabilities at December 31, 2001.

•	As indicated in Note 25 6) c), on December 28, 2001, the subsidiary Chivor S.A. E.S.P. sent a Notice of default to Bank of America, according to sections 7.1 (f) (i), 7.1 (f) (vii) and 11.5 of the credit agreement for ThCh$219,874,845, which was classified as short-term liabilities in the Chilean GAAP financial statements (Note 16). As mentioned in Note 36 II (p) i), this subsidiary has successfully closed a refinancing of this debt with the syndicate of banks. A new calendar for the debt repayment will be established, with an amortization schedule up to December 30, 2006, which implies the payment of ThCh$9,867,685 in 2002. Under US GAAP, the remaining ThCh$210,007,160 should be classified as long-term liabilities at December 31, 2001.

•	As indicated in Note 25 5), Bank of America holds bonds issued by the Argentinean subsidiaries Termoandes S.A. and Interandes S.A. for a capital of US$82 million (ThCh$53,692,780), which in the Chilean GAAP financial statements are classified in short-term and long-term liabilities in accordance with their original maturities. As mentioned in Note 36 II (p), vi), AES Gener has contacted the Bank and agreed a preliminary term sheet which is to be signed in the near future. This Term sheet contains the elimination of the right of Bank of America to request the full purchase of the notes, the purchase in 2002 of notes amounting to US$20 million (ThCh$13,095,800) and a new amortization schedule by which the obligation will end in June 2004. Under US GAAP, the US$20 million (ThCh$13,095,800) should be classified as short-term liabilities at December 31, 2001.

•	As more fully described in Note 36 II (p) (vii), the Company faces potential non-compliance events under the terms of loan agreements entered into by Termoandes S.A. and Interandes S.A. with the syndicate of banks lead by Deutsche Bank. To date, Deutsche Bank has not exercised, nor are they starting to exercise, any of the rights described in Note 36 II (p) (vii). The Boards of Directors of Termoandes and Interandes believe that Deutsche Bank would not benefit from exercising such rights. Termoandes and Interandes are currently gathering the evidence needed to obtain a waiver from Deutsch Bank, and management has no reason to believe such evidence would not satisfy the requirements necessary to maintain the debts as long-term obligations. However, under U.S. GAAP, because the Company cannot be certain of Deutsche Bank’s future actions, the related debts have been reclassified in their entirety as short-term liabilities at December 31, 2001.

(ii)    Balances at December 31, 2001:

Due to the renegotiations referred to above, the detail of short-term bank liabilities and long-term liabilities as of December 31, 2001 in accordance with US GAAP, is as follows:

	TYPE OF CURRENCY
BANK	US DOLLARS	OTHER FOREIGN CURRENCIES	U.F.	TOTALS
	ThCh$	ThCh$	ThCh$	ThCh$
Short-Term
Citibank	19,754,607	—	—	19,754,607
Bank of America	—	—	—	—
Royal Bank of Canada	6,547,900	—	—	6,547,900
Bancolombia	—	—	—	—
Banco de Chile	—	—	—	—
Banco Río (Argentina)	—	—	—	—
Bank Boston	—	—	—	—
Banco Roberts (Argentina)	—	—	—	—
ABN-AMRO	—	—	—	—
Banco Santander	—	—	—	—

Totals	26,302,507	—	—	26,302,507

Principal	26,191,600	—	—	26,191,600

Annual Average Interest rate	5.89%	—	—	—

Short-term portion of long-term bank liabilities
Royal Bank of Canada	136,232	—	—	136,232
Banco de Chile	—	—	—	—
Bank of America	9,867,685	—	—	9,867,685
Citibank	—	—	—	—
BBVA Banco Francés	2,403,968	—	—	2,403,908
Swap (Bco. Francés and Deutstche)	1,531,694	—	—	1,531,694
Banco Santiago	—	—	—	—
Banco Crédito e Inversiones	36,824	—	—	36,824
Banco BCI-Scotiabank	24,549	—	—	24,549
ABN AMRO Colombia	728,696	—	—	728,696
ABN AMRO Bank	13,095,800	—	—	13,095,800

Totals including interest payable	27,825,388	—	—	27,825,388

Principal	8,237,194	—	—	8,237,194

Annual Average interest rate	8,02%	—	—	—

Long-term bank liabilities

	December 31, 2001
Bank	Type of Currency	Total Long Term	Average Annual Interest Rate%
		ThCh$
BBVA Banco Francés S.A.	US$	3,004,883	7.52
ABN AMRO Bank	US$	13,095,800	5.99
Scotiabank	US$	6,547,896	4.09
Banco Crédito Inversiones	US$	9,821,842	4.09
Bank of America	US$	210,007,160	7.96

Totals		242,477,581	—

Long-term liabilities (excluding bank liabilities)

	Balances as of December 31, 2001
Bank	Type of Currency	Long-term portion	Short-term portion	Total
		ThCh$	ThCh$	ThCh$
Bonds payable	UF	17,661,248	6,008,246	23,669,494
Bonds payable	US$	37,650,425	623,641	38,274,066
Bonds payable in foreign countries	US$	130,956,363	172,191,834	303,148,197
Convertible bonds	US$	312,098,386	6,259,479	318,357,865

Subtotal		498,366,422	185,083,200	683,449,622

Notes payable	US$	9,214,509	7,693,877	16,908,386

Subtotal		9,214,509	7,693,877	16,908,386

Provision for staff severance indemnities	Ch$	769,122	195,469	964,591
Provision for post-retirement pension plan	Ch$	3,962,806	599,845	4,562,651
Provision for staff severance indemnities	Col$	1,493,822		1,493,822
Other provisions	Ch$	485,821	9,968,467	10,454,288
Other provisions	Col$	391,794	1,613,556	2,005,350
Provisions for the conversion of convertible bonds	US$	8,505,436		8,505,436

Subtotal		15,608,801	12,377,337	27,986,138

Deferred taxes	Ch$	8,222,107		8,222,107
Deferred taxes	Arg$	80,886		80,886
Deferred customs duties	US$	10,343,178	2,393,716	12,736,894
Other long-term liabilities	US$	28,459,033	6,565,498	35,024,531

Subtotal		47,105,204	8.959.214	56,064,418

Totals		570,294,936	214,113,628	784,408,564

(iii)    Maturities of debt:

Following are total principal maturities of debt in each of the next five years:

ThCh$
2002	253,470,470
2003	39,863,525
2004	24,277,296
2005	340,030,685
2006	329,601,971
Thereafter	44,744,068

Total	1,031,988,015

(h)	Disclosure regarding the fair value of financial instruments and derivative financial instruments:

In accordance with Statement of Financial Accounting Standards (“SFAS”) N° 107, “Disclosures About Fair Value of Financial Instruments”, information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

For the purposes of SFAS N° 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

There are certain limitations inherent in the fair value data since while the data represents management’s best estimates, the data is subjective, involving significant estimates regarding current economic and market conditions. The methods and assumptions used to estimate the fair values are as follows:

For cash, short-term deposits and investments, and current receivables and payables, the carrying amounts approximate the fair value due to the short-term maturity of these instruments.

For interest earning assets and interest bearing liabilities, which are contracted at variable interest rates, the book value is considered to be equivalent to their fair value.

For financial instruments where an active secondary market exists the fair value was determined by reference to the quoted market price at the respective balance sheet date.

For interest earning assets with an original maturity of more than one year the fair values were calculated by discounting contractual cash flows at the current market origination rates for financial instruments with similar terms.

For the Company’s long-term fixed rate debt the contractual cash flows were discounted at prevailing interest rates at the balance sheet dates.

	Book value 2000	Estimated fair Value 2000	Book value 2001	Estimated fair Value 2001
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Cash and cash equivalents	8,202,543	8,202,543	43,171,250	43,171,250
Time deposits	60,574,896	60,574,896	16,634,844	16,634,844
Trade accounts receivable	63,483,548	63,483,548	30,799,516	30,799,516
Marketable securities	753,976	753,976	1,583,571	1,583,571
Other investments	20,716,043	20,716,043	16,324,741	16,324,741
Liabilities
Short-term debt	286,294,111	113,964,028	251,039,255	288,003,410
Long-term debt	731,284,393	687,959,125	652,765,904	672,737,001
Derivative financial Instruments(1):
Interest rate swap agreement	—	5,177,974	—	8,311,351
Forward exchange contacts	1,182,866	1,182,866	38,543,953	38,543,953

(1)	AES Gener enters into forward exchange swaps interest rate swaps and foreign currency forward contracts in order to hedge its exposure to non-U.S. dollar foreign currency and interest rate fluctuations related to Long-term bank liabilities and Bonds payable, respectively. The Company also, from time to time enters into foreign currency exchange contracts to transfer its exposure in U.S. dollars to an exposure in UF. The Company’s accounting policy for such contracts is described in Note 1(v).

The Company is exposed to credit related losses in the event of non-performance by counterparties to these financial instruments, but does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

The notional amounts, carrying amounts and fair values of these contracts are as follows:

	As of December 31, 2000			As of December 31, 2001
Derivative Financial Instrument	Notional amount	Carrying Amount	Fair Value	Notional Amount	Carrying Amount	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Interest rate swap agreement	260,998,458	—	(5,177,974)	154,713,851	—	(8,311,351)

Total	260,998,458	—	(5,177,974)	154,713,851	—	(8,311,351)

The amounts of credit risk to which the Company is exposed in the event of the nonperformance by counterparts under these agreements is shown by the fair values of the gross amounts receivable by the Company in the above table.

i)	Disclosure regarding interest capitalization:

	Year ended December 31,
	1999	2000	2001
	ThCh$	ThCh$	ThCh$
Interest cost incurred	48,161,209	40,134,208	71,421,159
Interest capitalized under Chilean GAAP	8,762,536	8,004,052	627,289
Interest capitalized under U.S. GAAP	13,867,501	10,216,119	627,289

(j)	Marketable Securities

Under U.S. GAAP, investments other than those accounted for under the equity method are required to be accounted for under SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. This standard requires investments to be accounted for as follows: (1) held-to-maturity securities, which are defined as debt securities that a company has a positive intent and ability to hold to Maturity are reported at amortized cost. (2) trading securities, which are defined as those that are bought and held principally for the purpose of selling them in the near term, are reported at fair value with unrealized gains and losses included in earnings, and (3) available-for-sale securities, which include securities not classified in either of the other two categories, are reported at fair value with unrealized gains and losses excluded from earnings and included as a separate component of shareholders’ equity. The effect of this difference is not material.

Under Chilean GAAP, the Company presents marketable securities at the lower of cost plus indexation adjustments or market, except for investments in mutual funds that are presented at market value. Under U.S. GAAP, these investments would be classified as available-for-sale and be presented at fair value with unrealized gains and losses included as a separate component of shareholders’ equity. The effect of this difference is not material.

Available-for-sale securities are as follows:

	As of December 31, 2000
	Carrying Value	Unrealized Holding Gains or (Losses)	Market Value
	ThCh$	ThCh$	ThCh$
Units in mutual funds	753,976	—	753,976
Others	182	—	182

Total	754,158	—	754,158

	As of December 31, 2001
	Carrying Value	Unrealized Holding Gains or (Losses)	Market Value
	ThCh$	ThCh$	ThCh$
Units in mutual funds	1,583,571	—	1,583,571

The investments were included in current assets on the consolidated balance sheet, and mature within one year.

(k)	Employee Benefit Plans

AES Gener S.A. and its subsidiaries sponsor various benefit plans for its current and retired employees. A description of such benefits follows:

I.    Staff Severance Indemnities

The provision for staff severance indemnities, included in the account “Other long-term liabilities” is calculated in accordance with the policy set forth in Note 1 (q), using the current salary levels of all employees covered under the staff severance indemnities agreement, an assumed discount rate of 10% for the years ended December 31, 2000 and 2001 and an estimated average service period of 31 years for the years ended December 31, 2000 and 2001, respectively.

The present value of the liability for staff severance indemnity as of December 31, 2000 and 2001 was ThCh$2,295,243 and ThCh$2,458,413, respectively. Amounts charged to income related to staff severance indemnities were ThCh$1,407,482, ThCh$1,186,399 and ThCh$6,479,765 for the years ended December 31, 1999, 2000 and 2001, respectively. Payments for the years ended December 31, 1999, 2000 and 2001 were ThCh$919,592, ThCh$1,022,161 and ThCh$6,311,851, respectively.

II.    Other Benefits for Retired Personnel

Other benefits provided to certain retired personnel of AES Gener include electrical service rate subsidies, additional medical insurance and additional post-retirement benefits. For the years ended December 31, 1999, 2000 and 2001, the Company paid ThCh$611,262, ThCh$655,731 and ThCh$630,400 respectively, for electrical rate service, medical expenses and pension expenses of such retired personnel.

i)	Electrical rate service

This benefit is extended only to certain retired personnel that had this benefit when they were active employees of AES Gener. Gener subsidizes a portion of the public rate charge that the distribution companies Chilectra and Chilquinta charge such retired employees. The electric rate subsidies result in the eligible retired employees paying approximately 30% of their total monthly electricity costs, with AES Gener paying the difference.

ii) Medical	benefits

This benefit provides supplementary health insurance, which covers a portion of health benefits not covered under the institutional health benefits maintained by employees of Gener. This benefit continues in the event of the death of a pensioner, to cover the surviving-spouse, and it is measured assuming a trend for future medical costs.

iii)	Supplementary pension benefits

Eligible employees are able to receive a monthly amount designed to cover a portion, up to a maximum of 50%, of the difference between their salary at the point of retirement and the theoretical pension that would have been received had the employee reached the legal retirement age of the Institución de Previsión Social (Institute of Social Welfare). This benefit expires at the time of death of the pensioner and this plan no longer covers any active employee.

As discussed in Note 1 s, the Company has accounted for the total liabilities related to voluntary pension plan benefits and other post-retirement benefits as stipulated in collective bargaining agreements beginning January 1, 1999 under Chilean GAAP. Prior to 1999, amounts paid to retired employees related to such benefits were expensed as cash disbursements were made. Under US GAAP, post-retirement employee benefits have been accounted for in accordance with SFAS No. 87 and SFAS No. 106. The effects of accounting for post- retirement benefits under US GAAP have been presented in Note 36. The following data are presented under US GAAP for Gener’s post-retirement benefit plans:

	Pension Benefits		Other Benefits
	2000	2001	2000	2001
	ThCh$	ThCh$	ThCh$	ThCh$
Changes in Benefit (obligations)
Benefit (obligations) at January 1	(2,264,082)	(2,540,947)	(2,439,913)	(2,089,946)
Interest cost	(226,408)	(254,095)	(243,991)	(208,995)
Actuarial gain (loss)	(411,920)	(314,536)	103,664	(413,605)
Benefits paid	361,463	343,235	490,294	287,165

Benefit (obligations) at December 31	(2,540,947)	(2,137,271)	(2,089,946)	(2,425,381)

Funded Status of the Plans
Obligation (greater than) assets	(2,540,947)	(2,137,271)	(2,089,946)	(2,425,381)
Unrecognized net transition obligation	484,085	380,130	1,113,177	1,075,754
Unrecognized net prior service cost	—	—	—	—
Unrecognized actuarial (gain) loss	—	—	—	—

Net liability recorded under US GAAP	(2,056,862)	(1,757,141)	(976,769)	(1,349,627)

	Pension Benefits		Other Benefits
	2000	2001	2000	2001
	ThCh$	ThCh$	ThCh$	ThCh$
Net (liability) recorded in Gener’s consolidated balance sheet consists of:
Accrued benefit liability	(2,540,947)	(2,137,271)	(2,089,946)	(2,425,381)
Intangible asset	484,085	380,130	1,113,177	1,075,754

Net liability recorded under US GAAP	(2,056,862)	(2,163,803)	(976,769)	(1,349,627)
Assumptions as of December 31
Discount rate	10%	10%	10%	10%
Components of net periodic benefit cost
Interest cost	(226,408)	(254,095)	(243,991)	(208,995)
Amortization of transition obligation	(121,021)	(126,710)	(85,629)	(89,740)

Net periodic benefit cost	(347,429)	(380,805)	(318,667)	(298,735)

Assumed medical benefits cost trend rates have a significant effect on the amounts reported for the medical benefits plan. A one—percentage—point change in assumed medical benefits cost trend rates would have the following effect:

	1 Percentage Point increase	1 Percentage Point decrease
	ThCh$	ThCh$
Effect on total of service and interest cost component	1,474	(1,475)
Effect on postretirement benefit obligations	14,742	(14,743)

Pension Retirement Benefits—Chivor

Colombian law requires that pension benefits be paid to all retired employees who have reached certain requirements of age and length of service. In accordance with Law N° 100 of 1993, beginning April 1, 1994. Chivor has funded its pension obligation through payments made to the Instituto de Seguros Sociales (Colombian Institute of Social Security) and other private pension funds. For pensioners not covered by the provisions of Law N° 100, (10 in 1998 and none in 1997), Chivor obtains an actuarial report each year updating the value of its pension obligation. Benefits covered in this reserve amount include monthly pension benefits, surviving-spouse pension benefits, Christmas bonuses and the additional one-month’s pension paid to pensioners in June of each year. The following data is provided for Chivor’s pension plan:

	Pension Benefits		Other Benefits
	2000	2001	2000	2001
	ThCh$	ThCh$	ThCh$	ThCh$
Changes in Obligations
Obligation as of January 1	(1,197,733)	(1,229,990)	(416,919)	(305.308)
Service cost	—			—
Interest cost	—		(44,056)	(23.908)
Actuarial gain (loss)	(271,142)	(264,823)	66,453	(310.652)
Benefits paid	81,787	95,903	34,529	118.499
Currency adjustments	157,098	(94,912)	54,684	(23.560)

Obligation as of December 31	(1,229,990)	(1,493,822)	(305,308)	(544.929)

Assumptions as of December 31
Discount rate	27.42%	25.06%	27.42%	25.06%
Rate of compensation increase	21.42%	19.06%	—	—

	Pension Benefits		Other Benefits
	2000	2001	2000	2001
	ThCh$	ThCh$	ThCh$	ThCh$
Components of Net Periodic
Benefit Expenses
Service cost	—
Interest cost	—		44,056	23.908
Recognized actuarial loss (gain)	271,142	264,823	(66,453)	310.652

Net periodic benefit expense	271,142	264,823	(22,397)	334.560

(l)    Restrictions on payment of dividends

The Company has no undistributed earnings in companies accounted for under the equity method. Therefore there are no restrictions on the payment of dividends. Dividends received from such companies totaled ThCh$23,393,094 for the year ended December 31, 2001.

(m) Pledges	granted

On December 31, 2001, Gener Argentina S.A. pledged to Banco Frances Uruguay S.A., its shares in Interandes S.A. and Termoandes S.A., to guarantee all of the existing financing contracts in these companies. In addition, Energy Trade and Finance Corporation has placed in trust its shares in Chivor, for the purpose of guaranteeing the contracted obligations of Chivor with respect to the Bank of America NT&SA. During year 2001, Chivor S.A. was not successful in its attempt to place bonds in the Colombian market; for that reason, the Company did not have funds to pay the US$343,146,636 capital balance due on December 31, 2001. In this case, the guaranties can be executed by Bank of America NT & SA.

As part of the financing obtained by our wholly-owned subsidiary Energía Verde S.A., in November 2001 AES Gener S.A. pledged all our shares in favor of Banco Crédito e Inversiones and Scotia Bank Sudamericano.

Summarized financial information for each of these companies is as follows:

	Percentage of Participation 2001	Net assets of subsidiary
		ThCh$
Interandes S.A.	100%	21,719,055
Termoandes S.A.	100%	63,445,668
Chivor S.A. E.S.P.	99.98%	204,716,521
Energía Verde S.A.	100%	17,849,410

(n)	Derivate instruments and hedging activities

Beginning January 1, 2001, for purpose of the U.S. GAAP reconciliation, AES Gener adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and the corresponding amendments under SFAS No. 138. SFAS 133 as amended establishes accounting and reporting standards that require every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability, measured at its fair value. SFAS 133 also requires that changes in the derivative’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the income statement. However, a company must formally document, designate the relationship between the hedging instrument and the hedged underlying transaction, and assess the effectiveness of transactions that receive hedge accounting.

AES Gener enters into derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates and interest rates. All derivative instruments held or issued by AES Gener are economic hedges of existing or anticipated commercial or financial transactions.

(o)	Recently issued pronouncements

In June 2001, the U.S. Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (“SFAS”) N°141, “Business Combinations” and SFAS N°142,”Goodwill and Other Intangible Assets”. SFAS N°141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS N°141 requires intangible assets to be recognized if they arise from contractual or legal rights or are “separable”, that is, it is possible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS N°141 than its predecessor, APB Option N°16, although in some instances previously recognized intangibles will be included as part of goodwill.

SFAS 141 requires that upon adoption of SFAS 142, companies reclassify the carrying amounts of certain intangible assets and goodwill based on the criteria of SFAS 141.

Under SFAS N°142, goodwill will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as a SFAS N°131 operating segment or one level lower. Goodwill will no longer be allocated to other long-Lived Assets for impairment testing under SFAS N°121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived to be Disposed of”. Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion N°18, “The Equity Method of Accounting for Investments in Common Stock”. Under SFAS N°142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives. AES Gener adopted SFAS N°142 on January 1, 2002 and has not yet determined the impact that SFAS 142 will have on goodwill and indefinite lived intangible assets or whether a cumulative effect adjustment will be required upon adoption.

SFAS N°142 is effective for fiscal years beginning after December 15, 2001 although goodwill on business combinations consummated after July 1, 2001 may no longer be amortized. Upon adoption, all goodwill and indefinite lived intangible assets must be tested for impairment and a cumulative effect adjustment to net income is recognized at that time. The application of these statements, for business combinations that occur after June 30, 2001, has the effect of not amortizing in the December 31, 2001 AES Gener’s consolidated financial statements under U.S. GAAP, the goodwill that arose in the acquisition of an additional 15% interest in Sociedad Eléctrica Santiago S.A. made in November 2001. (See Note 36 1 g).

In June 2001 the U.S. Financial Accounting Standards Board issued Statement of Financial Accounting Standard SFAS N°143, “Accounting for Asset Retirement Obligations”. SFAS N°143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimated of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depreciated over the life of the associated fixed asset. An entity shall measure changes in the liability for an asset retirement obligation due to passage of time by applying an interest method of allocation to the amount of the liability at the beginning of the period. The interest rate used to measure that change shall be the credit-adjusted risk-free rate that existed when the liability was initially measured. That amount shall be recognized as an increase in the carrying amount of the liability and as an expense classified as an operating item in the statement of income. SFAS N°143 is effective for fiscal years beginning after June 15, 2002. AES Gener determined that the adoption of SFAS N°143 will have no impact on its results of operations, its financial position and its cash flows.

In August 2001, the U.S. Financial Accounting Standards Board issued Statement of Financial Accounting Standards N°144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale consistent with the fundamental provisions of SFAS N°121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. While it supersedes portions of APB Opinion 30 “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, it retains the discontinued operations presentation, but broadens that presentation to include a component of an entity (rather than a segment of a business). However, discontinued operations are no longer recorded at net realizable value and future operating losses are no longer recognized before they occur. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale.

SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. AES Gener adopted SFAS 144 as of January 1, 2001, and the impact of this adoption is included on its results of operations, financial position and cash flows.

In April 2002 the U.S. Financial Accounting Standards Board (FASB) issued Statement No. 145 (SFAS 145), Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This Statement updates, clarifies and simplifies existing accounting pronouncements.

SFAS 145 rescinds Statement 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Opinion 30 will now be used to classify those gains and losses.

SFAS 145 amends Statement 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB’s goal of requiring similar accounting treatment for transactions that have similar economic effects.

This Statement also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice.

SFAS 145 shall be applied in fiscal years beginning after May 15, 2002. AES Gener has not yet determined the impact that adoption of this statement will have on its results of operations, its financial position and its cash flows.

In June 2002 the U.S. Financial Accounting Standards Board issued Statement N°146 (SFAS 146), “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred and indicates that an entity’s commitment to an exit plan does not by itself create a present obligation to others that meets the definition of a liability.

This statement nullifies Emerging Issue Task Force (EITF) Issue N°94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)”.

The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. AES Gener has not yet determined the impact that adoption of this statement will have on its results of operations, its financial position and its cash flows.

In October, 2002 the U.S. Financial Accounting Standards Board (FASB) issued Statement N°147 (SFAS 147), Acquisitions of Certain Financial Institutions.

This Statement removes acquisitions of financial institutions from the SFAS 72 “Accounting for certain Acquisitions of Banking or thrift Institutions” and Interpretation N°9, Applying APB Opinions N°16 and 17 “When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method” and requires that those transactions be accounted for in accordance with SFAS N°141, “Business Combinations”, and SFAS N°142, “Goodwill and Other Intangible Assets” Thus, the requirement in paragraph 5 of SFAS 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this statement. In addition, this statement amends SFAS N°144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS 144 requires for other long-lived assets that are held and used.

SFAS 147 is effective on October 1, 2002 and early application encouraged. AES Gener determined that the adoption of SFAS N°147 will have no impact on its results of operations, its financial position and its cash flows.

In December 2002, the U.S. Financial Accounting Standards Board (FASB) issued Statement N° 148, Accounting for Stock-Based Compensation—Transition and Disclosures.

This statement amends FASB Statement N° 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosures requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

This Statement permits two additional transition methods for entities that adopt the preferable method of accounting for stock-based employee compensation. Both of those methods avoid the ramp-up effect arising from prospective application of the fair value based method. In addition, to address concerns raised by some constituents about the lack of comparability caused by multiple transition methods, this Statement does not permit the use of the original Statement 123 prospective method of transition for changes to the fair value based method made in fiscal years beginning after December 15, 2003.

Also, in the absence of a single accounting method for stock-based employee compensation, this Statement requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value based method of accounting. This Statement improves the prominence and clarity of the pro forma disclosures required by Statement 123 by prescribing a specific tabular format and by requiring disclosure in the “Summary of Significant Accounting Policies” or its equivalent. In addition, this Statement improves the timeliness of those disclosures by requiring their inclusion in financial reports for interim periods.

SFAS N° 148 is effective for fiscal years ending after December 15, 2002, with early application encouraged. AES Gener determined that the adoption of SFAS N° 148 will not have any significant impact on its results of operations, its financial position and its cash flows.

(p)	Events subsequent to the original date of the independent auditor’s report

i)    Chivor

The Colombian subsidiary Chivor S.A. E.S.P. has successfully closed a refinancing process for the US$330 (ThCh$216,080,700) million debt that it has with a syndicate of banks. The corresponding agreements were signed on August 27, 2002.

Such process has concluded with the attainment of the judicial approvals required for the implementation of the voluntary pre-package reorganization plan submitted by the subsidiary.

Accordingly with the later, the subsidiary will continue its normal operations without interruption. A new calendar for the debt payment was established, with an amortization schedule up to December 30, 2006.

Under this agreement, AES Gener S.A. agreed to guarantee Energy Trade and Finance Corporation’s obligations under the support agreement pursuant to which Energy Trade agrees to provide an irrevocable commitment to fund in cash, which would take the form of unsecured subordinated debt, up to an amount of US$50 (ThCh$32,739,500) million under certain circumstances.

ii)    Argentinean Companies

As indicated in Note 9 (n), AES Gener S.A. owns direct investments in Argentina. These investments have been valued in accordance with the accounting standards established by the Technical Bulletin N° 64 of the Chilean Association of Accountants.

At September 30, 2002 these investments represent 5.53% of AES Gener S.A. consolidated assets and 19.52% of the consolidated operating revenues for the nine months end of September 2002. During such period, the Company had ThCh$13,418,971 of equity share in the net losses of these Argentinean companies.

As indicated in Note 35(b), the exchange rate in force at December 31, 2001 was 1.70 Argentinean Pesos per U.S. Dollar and the exchange rate in force at the original date of the independent auditors’ report was 2.15 Argentinean Pesos per US Dollar.

The consolidated financial statements at September 30, 2002 of Gener Argentina S.A. were translated from Argentinean pesos to U.S. dollars at the exchange rate of 3.71 Argentinean pesos per U.S. dollar.

The exchange rate in force at December 9, 2002 is 3.43 Argentinean Pesos per US Dollar.

iii)    Energy Trade & Finance Corporation

On June 7, 2002, AES Gener received a letter from ABN AMRO exercising its right to request the early payment of the US$40 (ThCh$26,191,600) million loan granted to this subsidiary, under the terms of the Credit Agreement executed on January 17, 2001 and which matures in January 2004. On July 23, 2002, AES Gener and ABN AMRO reached an agreement in order to renegotiate this debt. This agreement included, among other matters, a down payment of US$16 million (ThCh$11,264,000) on July 31, 2002 and US$4 million (ThCh$2,619,160) on October 30, 2002, a new amortization schedule preserving the maturity date on January 31, 2003, an increase in the interest rate and new financial covenants.

iv)    AES Gener

On June 24, 2002 after AES Gener’s investment grade credit rating was put on credit watch with negative implications, Nova Gas International Holdings Ltd. (Nova Holdings) issued a written demand for a letter of credit to be provided by AES Gener on or before July 15, 2002, under the guarantee agreement (Guarantee) granted to support the Share Purchase and Sale Agreement of its indirect interest in Sociedad Eléctrica Santiago signed on November 13, 2001 by Nova Holding and Energy Trade & Finance Corporation (ETFC). The Company failed to provide this letter of credit in breach of the terms of the Guarantee, and as a result of this on July 19, 2002 Nova Holdings demanded from ETFC the immediate payment in full of the balance of the purchase price plus interest. Later in a letter dated July 29, 2002 and in accordance with the terms of the Guarantee, Nova Holdings demanded from AES Gener the immediate payment in full of the obligations equal to the purchase price outstanding together with accrued and unpaid interest. In subsequent negotiations, AES Gener and Nova Holdings reached an agreement in order to restate this debt, as follows: US$5 (ThCh$3,273,950) million plus accrued interest to be paid on August 16, 2002 and the balance to be paid in seven monthly installments of US$714,286 (ThCh$467,520) each from October 10, 2002 to April 10, 2003. Nova Holding is entitled to request the early payment of this debt if AES Gener fails in complying with the new amortization schedule or if its credit rating is downgraded below B + by Standard and Poor’s.

v)    Termoandes and Interandes

The put option held by Bank of America in connection with Termoandes and Interandes floating rate notes, and whose exercise period is from October 31, 2002 until January 31, 2003, was modified in September 2002, and in parallel, a Purchase Agreement was executed. Under the terms of the Purchase Agreement, AES Gener agreed to pay US$20 million (ThCh$13,095,800) in 2002 and will continue to make quarterly payments which depend on the timing of the potential sale of Itabo. If Itabo is sold prior to maturity of the loan, the Company must make a prepayment and quarterly amortize US$5.1 million (ThCh$3,339,429) until June 2004. If Itabo is not sold prior to maturity of the loan, the company must make quarterly amortizations of US$7.9 million (ThCh$5,172,841) until September 2004. The Purchase Agreement also includes specific financial covenants and certain negative covenants restricting dividend payments and other note purchases.

vi)    Bankers Trust International Corporation (Delaware) Inc. vs. AES Gener S.A. and Ralph Wilkerson

On May 24, 2002 the Company was served a complaint filed by Bankers Trust International Corporation (Delaware) Inc. in its capacity as assignee of the Trustee for the bankruptcy of Cordex Petroleums Inc., a company incorporated under the laws of Canada. The plaintiff is seeking the payment of US$8,681,082.28 (ThCh$5,684,232) in damages plus interest and expenses, alleging a supported collusion between the Company and the defendant, Mr. Wilkerson, to violate contracts, incitement to violate contracts and incitement to violate fiduciary obligations with Cordex Petroleums Inc. The complaint is number 0101-05135 in the High Court of Alberta, in the District of Calgary, Canada. On July 19, 2002 the Company filed a motion alleging that the Canadian courts have no jurisdiction on the matter. It is the opinion of the Company’s legal counsel that the jurisdiction incident will be resolved in favor of the Company.

vii)    Termoandes and Interandes potential non-compliance events

The Company faces potential non-compliance events under the Terms and Conditions of loan agreements, entered into by Termoandes S.A. and Interandes S.A. with a syndicate of banks lead by Deutsche Bank (the “Terms and Conditions”).

The non-compliance events indicated by Deutsche Bank are as follows: (i) non-compliance at December 31, 2001 with Section 5.1.16 of the Terms and Conditions, resulting from non-compliance by Interandes S.A. with Section 5.1.4 of the Terms and Conditions which sets forth the insurance requirements to be met by Interandes S.A. as long as the loan is in force; (ii) non-compliance at December 31, 2001 with Section 5.1.4 of the Terms and Conditions which sets forth the insurance requirements to be met by Termoandes S.A. as long as the loan ruled by the Terms and Conditions is in force (Deutsche Bank claims in particular that Termoandes S.A. has not demonstrated that all the insurance policies hired contain the endorsements required under Section 7.3.1c of the

Terms and Conditions as well as the wording required under Section 7.3.1.e of the Terms and Conditions); and (iii) non-compliance subsequent to year end with Section 5.1.10 of the Terms and Conditions with respect to the effectiveness and the effects of the collateral provided by Termoandes S.A., because, due to the fact that Law No. 25,563 suspended foreclosure sales, the mortgage established on the Nueva Güemes power plant by Termoandes S.A. in favor of the creditor banks, is invalid, thus affecting the rights of such creditors.

On June 19, 2002 the Company requested from Deutsche Bank and the other creditor banks a waiver of the non-compliance events described above, providing solid grounds for the request. Regarding non-compliance with insurance requirements, the Company submitted a letter from AON, its insurance broker, which states that (i) some of the insurance policies required by the Terms and Conditions are not available in the international insurance market, and (ii) certain endorsements required by the Terms and Conditions are not valid under Argentine laws. Regarding the non-validity of the mortgage as a result of Law No. 25,563, the Company informed that Law No. 25,563 has been almost completely amended, and that the only right of the creditors that would still be affected by it is the right to auction off the mortgaged property as part of the foreclosure sale, but only until August 14, 2002. On July 17, 2002 Deutsche Bank denied the request for a waiver on its own behalf and on behalf of the other creditor banks. Their arguments, as regards insurance policies, are merely formal.

As regards the restrictions established by Law No. 25,563, the creditors indicated that they would be willing to study a new request for a waiver, if submitted, after August 14, 2002, when the restrictions expire. The suspension on auctions was released on November 12, 2002, after which date, on November 19, 2002, Termoandes and Interandes sent a new letter to Deutsche Bank offering to work together to solve the insurance problems. Deutsche Bank responded that the events of default relating to insurance are still occurring. Termoandes and Interandes immediately responded to such letter rejecting with solid grounds Deutsche Bank’s arguments.

Under the Terms and Conditions, if a non-compliance event occurs and as long as it persists, Deutsche Bank, in its capacity as administrator of the loan, can exercise all the legal and contractual rights to which it is entitled, including the following: (i) after a two-day notice, it can accelerate all payments associated with Termoandes and Interandes security agreements and related agreements, making those payments due immediately; (ii) it can take possession of the Nueva Güemes power plant and take all the steps needed for ensuring its operation and maintenance; (iii) it can pay off debts with any Termoandes S.A. and Interandes S.A. owned-cash existing in accounts subject to security agreements; and (iv) it can exercise any other right arising from any other related agreement.

To date the creditors have not exercised, nor are they starting to exercise, any of the rights described in the preceding paragraph. The Boards of Directors of Termoandes S.A. and Interandes S.A. believe that the creditors would not benefit from exercising such rights.

Termoandes and Interandes S.A. are currently gathering the evidence needed to obtain the waiver from the creditors (see Note 36 II (g)).

viii)    Compañía de Carbones del César

In June 2002, AES Gener and its subsidiary Energy Trade and Finance Corporation offered to sell their interest in Compañía de Carbones del César in Colombia to a potential buyer, at a price that would generate a loss amounting to approximately ThCh$1,320,000. AES Gener expects the sale of this assets to be concluded in the first half of 2003. This impairment loss has been recorded for US GAAP purposes in Note 36.

ix)    Itabo

AES Gener held discussions to sell its interests in Itabo and New Caribbean Investment in the Dominican Republic with a potential buyer during 2002, however an agreement has not been reached. The terms under negotiation included a price and certain conditions precedent to an eventual closing. If the transaction materializes at the price considered in the terms under negotiation, there would be no material effect on AES Gener net income.

x)    Emelari, Eliqsa and Elecda versus AES Gener and others

On November 15, 2002 the company was notified about an ordinary damages claim (reimbursement of settlements paid to regulated customers) in an amount of Ch$13,000,000 filed with the 12th Civil Court for Santiago by the distribution companies Empresa Eléctrica de Arica S.A., Empresa Eléctrica de Iquique S.A. and Empresa Eléctrica de Antofagasta S.A. against all the SING generation companies. On December 6, 2002 the company presented dilatory objections taking into account formal defects of the claim, a matter that to date has not been resolved by the Court. It is estimated that the claim shall be directly answered in March of 2003.

xi)    Minera Escondida Limitada versus Norgener S.A.

AES Gener affiliate, Norgener S.A. (Norgener), is facing an arbitration lawsuit from mining customer, Minera Escondida Limitada (Escondida). Norgener and Escondida currently have a disagreement regarding the interpretation of the terms of two power supply agreements entered into between Norgener and said mining company on June 30, 1993 and November 20, 1994. The mix arbiter—Mr. Manuel Correa Ossa – was appointed on October 25, 2002. Escondida filed its claim on December 9, 2002, requesting: a) the nullity of the price adjustment clauses of both contracts and the payment of approximately US$47 million (ThCh$30,775,130), b) the termination of both contracts based on Norgener’s breach of contract, c) determination of a different price for the energy injected in substations not contemplated in the contracts and reimbursement of US$42.3 million (ThCh$27,697,617), d) the authorization to assign the contracts to an affiliate, e) the payment of approximately US$3 million (ThCh$1,964,370) in damages caused by Norgener’s delay in adjusting the price of one contract, and f) a declaration in terms that it is not obligated to call bidders for the supply of 58 MW. The Company believes that Norgener will obtain a favorable decision from the arbiter; nevertheless, the procedure is expected to last for at least two years. Escondida has committed to fully comply with the contracts while the litigation is in progress.

xii)    Oilgener Inc.

In November 2002, AES Gener sold the assets of Oilgener Inc. (USA), and the Fell Block, along with Oilgener Argentina Ltd. to Energy Holdings LLC for which the Company recorded a loss of Ch$8,084 million in 2001, equal to 100% of the book value of these assets, and an additional loss of Ch$4,616 million in 2002 which was associated with capital contributions made during 2002.

xiii) Explotaciones Sanitarias S.A. and Ecogener S.A.

In November 2002, AES Gener sold its 51% interest in Explotaciones Sanitarias S.A. and Ecogener S.A. to Inversiones Residuos y Tratamientos S.A. for UF 220,000 (ThCh$3,577,782), generating a loss amounting to Ch$1,451 million. This impairment loss has been recorded for US GAAP purposes in Note 36.

Gener S.A. and Subsidiaries

Schedule II- Valuation and Qualifying Accounts

(in thousands of constant Chilean pesos of December 31, 2001)

	Balance at Beginning of period	Additions charged to costs and expenses	Deductions	Other	Balance at end of period
December 31, 1999
Allowance for doubtful Accounts receivable	20,516	129,652	—	—	150.168
December 31. 2000
Allowance for doubtful Accounts receivable	150,168	2,264,392	—	—	2.414.560
December 31. 2001
Allowance for doubtful Accounts receivable	2,414,560	1,160,491	6.517	—	3,568,534