Form 20-F
period 2002-12-31
AES GENER INC
filed 2003-06-30
CIK 926075

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transmission period from            to

Commission file number 1-13210

AES GENER S.A.

(Exact Name of Registrant as Specified in its Charter)

AES GENER INC.

(Translation of Registrant’s Name into English)

Republic of Chile

(Jurisdiction of Incorporation or Organization)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago, Chile

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
6½% Notes due 2006	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock at December 31, 2002 was: Shares of Capital stock of AES Gener S.A., without nominal (par) value 5,672,752,777.

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

PRESENTATION OF INFORMATION

Our consolidated financial statements and, unless otherwise indicated, the other financial information presented in this annual report are presented in Chilean pesos in conformity with generally accepted accounting principles in the Republic of Chile (“Chilean GAAP”) and the rules of the Chilean Superintendency of Securities and Insurance, or “SVS”. Chilean GAAP differs in certain important respects from generally accepted accounting principles accepted in the United States (“U.S. GAAP”). See Note 36 to our audited consolidated financial statements for the years ended December 31, 2000, 2001 and 2002 contained in Item 18 of this annual report for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us and a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2000, 2001 and 2002, and our total shareholders’ equity at December 31, 2001 and 2002. Unless otherwise specified, financial data relating to us is presented in constant Chilean pesos of December 31, 2002 purchasing power.

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

Our principal business and that of the majority of our consolidated subsidiaries and equity method investees is the generation and sale of electricity. We sell both electrical capacity, which is expressed as kilowatts (“kW”), megawatts (“MW”) or gigawatts (“GW”) of electricity available for use at any point in time, and electrical energy, which is expressed as kilowatt hours (“kWh”), megawatt hours (“MWh”) or gigawatt hours (“GWh”) of electricity produced or consumed over a period of time. One kW = 1,000 watts, one MW = 1,000 kW and one GW = 1,000 MW. “MMm3” means million cubic meters. “Nominal capacity” means the total amount of nominal capacity in any company or system, while “firm capacity” means the total probable capacity in any company or system at any point in time, calculated using historical data, statistical analyses and certain assumptions regarding hydrology. Firm capacity may be substantially less than nominal capacity, depending upon the number of hours per year that particular plants are operational and other factors.

For your convenience, we have translated certain peso amounts into U.S. dollars. Unless otherwise indicated, information regarding the U.S. dollar equivalents of amounts in pesos is based on the daily observed exchange rate reported by the Central Bank of Chile for December 31, 2002 (the rate we used for December 31, 2002 financial reporting purposes), which was Ch$718.61 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. No representation is made that the peso, U.S. dollar or other currency amounts shown in this annual report could have been or could be converted into U.S. dollars or pesos at such rate or at any other rate. The observed exchange rate as reported by the Chilean Central Bank on May 31, 2003 was Ch$ 712.22 = US$ 1.00. The exchange rate between the Colombian peso and the U.S. dollar used by us for December 31, 2002 financial reporting purposes was Col$ 2,874.44= US$1.00. The commercial sale rate as reported by the Colombian Central Bank on May 31, 2003 was Col$ 2,855.88 = US$ 1.00. The exchange rate between the Argentine peso and the U.S. dollar used for financial reporting purposes was Arg$ 3.32 = US$1.00. The commercial sale rate as reported by the Argentine Central Bank on May 31, 2003 was Arg$ 2.90 = US$ 1.00. The exchange rate between the Dominican Republic peso and the U.S. dollar used by us for December 31, 2002 financial reporting purposes was RD$ 20.80= US$1.00. The commercial sale rate as reported by the Dominican Republic Central Bank on May 31, 2003 was RD$ 27.67 = US$ 1.00.

Statistical information contained in this annual report regarding the economies of, and electricity industries in, Chile, Colombia, Argentina and the Dominican Republic and AES Gener S.A. and its subsidiaries and equity method investees’ competitors in those industries is based on material obtained from public sources, including publications and materials from participants in those industries and from government entities. We believe such information is accurate, but we have not independently verified it.

In this annual report, the terms “AES Gener”, “the Company”, “we”, “us” and “our” refer to AES Gener S.A. and its consolidated subsidiaries. Our most significant consolidated subsidiaries include:

•	Norgener S.A. (“Norgener”), which is 100% owned by us and operates a 277 MW coal-fired plant in northern Chile;

•	Energía Verde S.A. (“Energía Verde”), which is 100% owned by us and which operates two cogeneration plants and a gas peaking turbine, with total installed capacity of 42.4 MW, as well as two steam generation plants in south-central Chile;

•	Eléctrica Santiago S.A. (“Eléctrica Santiago”), which is 90% owned by us and operates a 379 MW combined cycle plant in Santiago, Chile;

•	TermoAndes S.A. (“TermoAndes”), which is 100% owned by us and operates a 642.8 MW combined cycle plant located in Salta, Argentina;

•	InterAndes S.A. (“InterAndes”), which is 100% owned by us and operates a 345 kV transmission line from the TermoAndes plant in Argentina to the Chilean border; and

•	Chivor S.A. E.S.P. (“Chivor”), which is 100% owned by us and operates a 1,000 MW hydroelectric plant in Colombia.

In accordance with the segment definitions found in Note 36 of our Financial Statements included in this annual report, it should be noted that in this report our Chilean Operations refers to the operations of AES Gener S.A., Norgener, Energía Verde and Eléctrica Santiago, our Argentine Operations refers to TermoAndes and InterAndes and our Colombian Operations are limited to Chivor.

As used in this annual report, the term “equity method investee” refers to an entity in which we have ownership interest between 10% and 50%, in accordance with Chilean GAAP, and, accordingly, whose financial statements are not consolidated in our consolidated financial statements. Our most significant equity method investees are:

•	Empresa Eléctrica Guacolda S.A. (“Guacolda”), which is 50.0%-owned by us and operates a 304 MW generation facility in Chile;

•	Empresa Generadora De Electricidad Itabo S.A. (“Itabo”), which is 25.01%-owned by us and operates a 586.5 MW generation facility in the Dominican Republic;

•	Gasoducto GasAndes Argentina S.A. (“GasAndes Argentina”), an Argentine company that is 13.0%-owned by us and transports gas through a pipeline from the Province of Mendoza in Argentina to the Chilean border; and

•	Gasoducto GasAndes S.A. (“GasAndes Chile”), a Chilean company that is 13.0%-owned by us and transports gas through a pipeline from the Argentine border to the Santiago Metropolitan Region.

Unless otherwise indicated, information with respect to our electrical capacity includes the total capacity of AES Gener S.A. together with that of each of our consolidated subsidiaries, as well as our proportional share of the capacity of our equity method investees.

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

These forward looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward looking statements included in this annual report, depending upon a number of factors, including:

•	AES Gener and its related companies’ ability to implement investment programs, including the ability to arrange financing where required;

•	the nature and extent of future competition in our and our related companies’ principal markets; and

•	political, economic, regulatory and demographic developments in Chile, Colombia, Argentina, the Dominican Republic and other countries where we and our related companies currently do business or may do business in the future.

PART I

Item 1 Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2 Offer Statistics and Expected Timetable

Not Applicable

Item 3 Key Information

A. Selected Financial Data

The following table presents selected consolidated financial and statistical information for each of the periods indicated. This information should be read in conjunction with “Item 5—Operating and Financial Review and Prospects” and our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 36 to our audited consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2000, 2001 and 2002 and our total shareholders’ equity as of December 31, 2001 and 2002. Financial information presented below as of and for the years ended December 31, 1998 – 2002 is presented in constant pesos of December 31, 2002 purchasing power.

	1998	1999	2000	2001	2002	2002
	In million of constant Ch$	In million of constant Ch$	In million of constant Ch$	In million of constant Ch$	In million of constant Ch$	In million of US$
Income Statement Data:
Chilean GAAP:
Operating Revenue	322,931	491,088	468,974	357,420	370,551	515.6
Operating expense excluding depreciation	-177,098	-305,330	-301,914	-208,585	-182,199	-253.5
Depreciation	-36,069	-54,766	-56,583	-46,462	-49,570	-69.0
Operating Expenses	-213,167	-360,096	-358,497	-255,047	-231,769	-322.5
Administrative and selling expense	-23,429	-42,036	-27,786	-30,024	-20,911	-29.1
Operating Income	86,335	88,955	82,691	72,349	117,871	164.0

Share of net income and loss of related companies including Goodwill and Negative Goodwill	14,675	4,334	3,248	1,616	-1,366	-1.9
Financial income	22,573	7,575	13,305	17,428	35,956	50.0
Financial expense	-52,538	-59,136	-81,358	-73,564	-72,715	-101.2
Other non operating income (expense), net	-8,705	-5,514	-8,183	-11,286	-41,052	-57.1
Income Taxes	-1,109	-11,108	-2,474	-10,087	-4,454	-6.2
Minority interest	-11,375	-17,967	-4,885	-1,634	-1,823	-2.5
Net income	49,856	7,141	2,343	-5,178	-32,416	-45.1

Consolidated ratio of earnings to fixed charges (unaudited)	2.07	1.48	1.18	1.16	1.54	1.54

Net income per share Ch $	8.96	1.24	0.41	-0.93	-5.71	-0.01
Net income per ADS Ch $	606.77	86.25	28.09	-62.07	-388.57	-0.54
Dividends per share Ch$	3.29	2.48	1.22	26.56	0.00	0.00
Shares outstanding at end of period (000s)	5,586,821	5,630,563	5,672,738	5,672,753	5,672,753	5,672,753
Dividends per ADS Ch$	223.93	168.39	83.14	1.806.25	0.00	0.00

Balance Sheet Data:
Chilean GAAP:
Total assets	1,873,697	2,179,888	2,318,975	1,907,558	1,884,696	2,623
Long term liabilities	785,259	918,428	832,078	793,368	971,851	1,352
Total interest bearing liabilities	708,659	917,798	1,071,636	982,365	968,217	1,347
Total shareholders’ equity	885,695	883,196	886,022	737,556	771,093	1,073

Ratio of total shareholder’s equity to total capitalization	0.56	0.49	0.45	0.43	0.44	0.44

Income Statement Data:
U.S. GAAP :
Operating Revenue	322,931	491,088	468,974	360,030	370,551	515.6
Operating income	85,938	82,377	31,424	58,242	110,965	154.4
Operating income from continuing operations	—	—	-24,894	21,428	-1,601	-2,2
Depreciation	-31,394	-54,901	-55,620	45,885	-48,765	-67.9
Financial income	22,573	7,575	13,305	15,870	501	0.7
Financial expense	-52,538	-53,558	-81,746	-79,008	-75,600	-105.2
Share of net income and (loss) of related companies including amortization of goodwill and negative goodwill	14,520	-4,100	-2,123	-2,271	-929	-1.3
Other non operating income (expense), net	-19,462	3,387	9,267	23,255	-24,986	-34.8
Net income	40,316	-2,916	-26,207	10,896	-4,757	-6.6
Consolidated ratio of earnings to fixed charges (unaudited)	2.09	1.63	1.20	1.15	1.50	1.50

Net income per share	7.22	-0.50	-4.65	1.92	-0.84	0.00
Net income per ADS	490.71	-33.71	-316.41	130.56	-57.0	-0.08
Diluted net income per share	6.27	1.91	—	4.00	—	—

Net income from continuing operations per share	—	—	-4.42	3.77	-0.28	0.00

Weighted average shares outstanding (000s)	5,586,822	5,881,996	5,632,079	5,672,743	5,672,753	5,672,753
Capital stock	5,586,822	5,630,563	5,672,738	5,672,753	5,672,753	5,672,753

Balance Sheet Data:
U.S. GAAP :
Total assets	1,878,017	2,168,838	2,199,822	1,654,460	1,599,112	2,225
Long term liabilities	655,368	996,042	809,897	813,485	846,703	1,199
Total interest bearing liabilities	708,659	917,798	1,071,635	974,120	953,295	1,347
Total shareholders’ equity	834,853	823,784	800,622	493,643	468,681	652
Ratio of total shareholder’s equity to total capitalization	0.54	0.47	0.43	0.33	0.33	0.33

Exchange Rates

In Chile, purchases and sales of foreign exchange which may be effected outside the Formal Exchange Market can be carried out in the Mercado Cambiario Informal (the “ Informal Exchange Market”), a recognized foreign currency market, reflecting its supply and demand. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. Both the Formal and Informal Exchange Market are driven by free market forces.

For the purposes of the operation of the Formal Exchange Market, the autonomous Central Bank of Chile sets a dólar acuerdo (the “Reference Exchange Rate”). The Reference Exchange Rate is reset daily by the Central Bank, taking into account internal and external inflation and variations in parities between the Chilean peso and each of the U.S. dollar, the Japanese yen and the Euro in a ratio of 80:5:15 respectively. In order to keep the average exchange rate within certain limits, the Central Bank intervenes by buying or selling foreign exchange in the Formal Exchange Market. The daily observed exchange rate or dólar observado (the “Observed Exchange Rate”) reported by the Central Bank and published daily in the Chilean newspapers is computed by taking the weighted average of the previous business day’s transactions in the Formal Exchange market. On September 2, 1999, the Central Bank of Chile eliminated the band within which the Observed Exchange Rate could fluctuate, in order to provide greater flexibility in the exchange market. Nevertheless, the Central Bank has the power to intervene by buying or selling foreign exchange on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.

The Informal Exchange Market reflects transactions carried out at informal exchange rates (the “Informal Exchange Rate”) by entities not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses, travel agencies and others. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. Since 1993, the Observed Exchange Rate and the Informal Exchange rate have typically been within less than 1% of each other.

The following table sets forth the annual low, high, average and year-end Observed Exchange Rate for U.S. dollars for each year starting in 1998 as reported by the Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Observed Exchange Rate of Ch$ per US$ (1)

	Low (2)	High (2)	Average (3)	Year-end
1998	439.18	475.41	461.64	473.77
1999	468.69	550.93	512.43	527.70
2000	501.04	580.37	542.62	572.68
2001	557.13	716.62	636.39	656.20
2002	641.75	756.56	694.46	712.38
December, 2002	692.94	712.38	701.95
January, 2003	709.22	738.87	722.48
February, 2003	733.10	755.26	745.21
March, 2003	725.79	758.21	743.28
April, 2003	705.32	731.56	717.91
May, 2003	694.22	713.73	703.52

Source: Central Bank of Chile

(1)	In nominal (i.e., non-inflation adjusted) pesos.
(2)	Exchange rates are the actual high and low, on a day-to-day basis, for each period.
(3)	The average of monthly rates during the period.

B. Capitalization and Indebtedness

Not Applicable

C. Reasons for the Offer and Use of Proceeds

Not Applicable

D. Risk Factors

General Risk Factors Relating to AES Gener

The economies and financial markets of the countries in which we operate are influenced by economic conditions in the rest of the world.

All of our operations and investments are located in Latin America. We originally operated only in Chile, but later expanded our operations throughout Latin America through acquisitions and investments. Today our principal operations and investments are in Chile, Colombia, Argentina and the Dominican Republic. Accordingly, our consolidated revenues are affected by the overall performance of the Latin American economy as a whole and the economies of these countries specifically. If local, regional or worldwide economic trends adversely affect the economies of any of the countries in which we have investments or operations or the Latin American economy as a whole, our financial condition and results of operations could be adversely affected.

Our financial condition and results of operations could also be affected by changes in economic or other policies of the governments of the countries in which we operate. These governments have exercised and continue to exercise a substantial influence over many aspects of the private sector in such countries. In addition, our financial condition and results of operations could also be affected by other political or economic developments in Latin America, as well as regulatory changes or administrative practices, over which we have no control. In addition, the political and economic risks associated with our operations in Argentina, Colombia and the Dominican Republic may be greater than the risks associated with our operations in Chile.

Our businesses are subject to extensive governmental legislation and regulation.

As public utilities, we and our equity method investees are subject to extensive regulation of various aspects of our businesses. The current regulatory framework governing electric utility businesses has been in existence in Chile since 1982, in Colombia since 1994, in Argentina since 1992 and in the Dominican Republic since 1999. We are also subject to environmental regulations, which, among other things, require us to perform environmental impact assessments of future projects and obtain regulatory permits. As with any regulated company, we cannot assure you that the laws or regulations in the countries where we have operations or investments will not change, or be interpreted, in a manner that could adversely affect us or our equity method investees or that any environmental impact assessment will be approved by government authorities. See “Item 4 B. Business Overview—Regulation of Electricity Generation in Chile, Colombia, Argentina and Dominican Republic”.

A large part of our operations is conducted through subsidiaries and equity method investees.

We conduct a substantial portion of our operations through our subsidiaries and equity method investees. In 2002, about 47% of our consolidated operating revenues were accounted for by our subsidiaries. Generally, claims of creditors of a subsidiary or equity method investee, guarantees issued by a subsidiary or equity method investee and claims of preferred stockholders of a subsidiary or equity method investee will have priority with respect to its assets and earnings over the claims of creditors of its parent company or other shareholders, except to the extent the claims of creditors of the parent company are guaranteed by the subsidiary or equity method investee. Additionally, the ability of each of our subsidiaries and equity method investees to pay dividends may be restricted by, among other things: the ability to generate cash flows from operations, the laws of the jurisdiction of its incorporation, and the financing agreements to which it is a party. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for a description of AES Gener’s and our subsidiaries’ outstanding debt.

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

The success of our capital investment program will depend on numerous factors, including the cost and availability of financing. Although we have experience with large-scale construction projects, the construction of new facilities may be adversely affected by factors commonly associated with such projects, including:

•	delays or difficulties in obtaining regulatory approvals and permits;

•	the inability to obtain financing at affordable rates;

•	shortages or changes in the price of equipment, materials or labor;

•	adverse changes in the political and regulatory environment in the countries where we and our equity method investees operate;

•	adverse weather conditions;

•	natural disasters;

•	accidents; and

•	unforeseen circumstances.

Any of these factors may cause delays in completion of all or part of our capital investment program and may increase the costs of the projects contemplated.

Our ability to refinance our debt facilities could be adversely affected by changes in our international and local credit ratings and for other reasons.

The Company has plans to refinance a significant portion of its debt, including AES Gener S.A.’s Chilean convertible and Yankee bonds which come due in 2005 and 2006, respectively. Our ability to refinance our indebtedness could be adversely affected by variations in our international and local credit ratings and for other reasons.

Lawsuits against AES Gener or its equity method investees could adversely affect operating results.

AES Gener and its equity method investees sell electricity on a contractual basis to numerous distribution companies, industrial customers and electric generation companies, among others. Additionally, the Company enters into other legal agreements customary to the normal conduct of business. The provisions of such contracts and agreements may be disputed by the parties from time to time, and we cannot assure you that pending or future lawsuits brought against the Company or its equity method investees will not adversely affect the Company’s operations or financial condition See Item 8 “Financial Information—Legal Proceedings” below.

Our operations could be adversely affected by fuel price variability.

AES Gener and its equity method investees’ thermoelectric plants burn natural gas, coal and other petroleum based fuels. Argentine natural gas is purchased under long-term market-based contracts for Eléctrica Santiago and TermoAndes combined cycle units. Additionally, coal is purchased internationally as the primary fuel for several of AES Gener and its subsidiaries and equity method investees’ plants, and the Company’s peaking plants utilize petroleum based fuels such as fuel oil N° 2. Our equity method investees, Guacolda and Itabo, also burn fossil fuels. Significant variations in the market prices for these fuels would lead to higher operating costs which could adversely affect the Company’s operations, at least until the higher fuel costs are adequately reflected in electricity prices.

Risk Factors Related to Our Chilean Operations

We are substantially dependent on economic conditions prevailing in Chile.

As of December 31, 2002, 78% of our consolidated operating revenues were derived from our operations in Chile, including the operations of TermoAndes which is located in Argentina although its generated electricity is sold in Chile. Accordingly, our financial condition and results of operations are substantially dependent upon economic conditions prevailing in Chile. Although the Chilean economy has grown from 1984 through 2002, it is smaller than the economies of certain other Latin American countries. In 2002, the gross domestic product of Chile increased at an inflation-adjusted rate estimated at 2.1%, lower than the 3.0% increase experienced in 2001. We cannot assure you that the Chilean economy will grow in the future or that future developments in the Chilean economy will not materially adversely affect our business, financial condition or results of operations.

In addition we cannot assure you that the Chilean financial and securities markets will not be adversely affected by events elsewhere, especially in other emerging markets. Between December 31, 1999 and December 31, 2000, the Selective Shares Price Index, or IPSA, an index comprised of the Santiago Stock Exchange’s 40 most active stocks, decreased 3.6%, and in 2001 it recovered 9.1%. During 2002, the IPSA decreased by 15%; however, it has recovered in early 2003, rising by 23% between December 31, 2002 and May 31, 2003. In 2002, our shares on the Santiago Stock Exchange traded at an average price of Ch$ 68.54 per share (approximately US$ 0.10 per share), which is considerably lower than the average price in 2001 of Ch$ 131.26 per share (approximately US$ 0.20 per share).

Severe weather conditions in Chile could have a direct effect on our operations in the electricity sector and could also lead to governmental involvement.

During the second half of 1998 and the first half of 1999, central Chile endured the most severe drought recorded in its history. This drought caused electricity shortages throughout central Chile. In the fourth quarter of 1998 and in the first half of 1999, the Chilean government decreed that companies involved in the electricity sector could impose power rationing for various periods, which they implemented. In May 1999, Congress responded to these drought conditions and shortages of electricity by amending both the law which was issued in 1982 to govern the electric sector (“the Electricity Law”), and the law that created the Superintendency of Electricity and Fuels. The amendments provide for proportional distribution of any system deficits during periods of rationing, compensation to end users for energy deficits and an increase in the level of fines for any infractions.

In recent years, our level of contracts has been increasing, while our installed capacity has remained unchanged. Accordingly, in a dry year, we may be adversely affected as we would generate electricity at a higher cost and buy energy at higher prices. Considering the current level of energy contracted by AES Gener, a severe drought would have a negative impact on our operations and financial conditions. Although in the years 2000, 2001 and 2002, Chile was not affected by severe weather conditions, we cannot assure you that the level of our contractual commitments in the future will be appropriate for the weather conditions prevailing at that time.

Our operations in the SING in Chile may be adversely affected by imposed dispatch limitations.

In 1999, we increased our generating capacity in the SING, which is the smaller but historically faster-growing of the two interconnected electric systems in Chile, by building a combined-cycle natural gas-fired generation facility in the Province of Salta in Argentina that is connected to the SING by a transmission line. The generation facility, TermoAndes, and the transmission line, InterAndes, are together known as the “InterAndes Project”. The InterAndes Project generation facility has a total nominal capacity of 642.8 MW. We have contracts with customers in the SING to supply them with 110 MW of capacity from the Salta facility until 2008. However, a significant amount of the Salta plant´s generation is not yet under contract and is sold on the spot market, where prices have declined as a result of capacity increases.

In addition to the InterAndes Project, three of our competitors in the SING, Electroandina S.A., Edelnor S.A. and Nopel S.A., installed natural gas-fired generation facilities in the SING with an aggregate nominal capacity of approximately 1,411 MW as of December 31, 2002. The Electroandina S.A. and Nopel S.A. units are each supplied by a separate natural gas pipeline originating in Argentina. Once they were completed there was a substantial oversupply of electricity in the SING, which has resulted in significantly lower prices in the SING and adverse effects on our operations. Based on this, an impairment test for TermoAndes was performed which did not result in an impairment loss.

The Centro de Despacho Económico de Carga del SING, or Economic Load Dispatch Center, (“CDEC-SING”), has the power to mandate the maximum level of dispatch for each independent unit between 150 MW and 270 MW. While this limit had previously been set at 180 MW, it was increased to 220 MW during peak hours in 2002, as ratified by the Board of Directors of the CDEC-SING on May 9, 2002. This measure is part of the “Short Term Operational Reliability Plan” adopted by the CDEC in order to minimize the risk of energy failures in the SING, which in the past has been affected by black outs sanctioned by the Superintendency of Electricity and Fuels.

As a result, dispatch of the plant may be limited, which may affect our business operations and financial conditions. It is not clear what effect any such change, whether an increase or decrease, would have on our business operations and financial condition.

Our business may be affected by natural gas supply interruptions from Argentina.

Our subsidiary, Eléctrica Santiago, produces electricity by burning natural gas supplied from a natural gas pipeline which originates in Argentina and crosses into Chile in the Andes’ Mountains. Given the current situation of economic, social and political instability in Argentina, interruptions in the supply and/or transportation of natural gas may occur, which would adversely affect the operations and financial condition of Eléctrica Santiago. Such potential interruptions would increase the spot price of electricity, as a result of the required use of higher cost generation units to meet the demand for electricity, and therefore would negatively affect AES Gener’s business operations and financial condition See “Risk Factors Related to Our Investments in Argentina” below.

Our financial statements are reported in a manner that generally differs from that reported based on U.S. accounting and reporting standards.

There are important differences between Chilean and U.S. accounting and reporting standards. As a result, Chilean financial statements and reported earnings generally differ from those reported based on U.S. accounting and reporting standards. See Note 36 to our consolidated financial statements contained in this Form 20-F for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to our business and a reconciliation to

U.S. GAAP of our net income for the years ended December 31, 2000, 2001 and 2002, and our total shareholders’ equity as of December 31, 2001 and 2002.

Risk Factors Relating to Our Colombian Operations

Our financial condition and results of operations are substantially dependent on economic conditions prevailing in Colombia.

We generate a significant portion of our consolidated operating revenue and consolidated operating income before taxes in Colombia. For the years ended December 31, 2002 and 2001, our Colombian operations accounted for approximately 22% and 20%, respectively, of our consolidated operating revenue. Therefore, economic conditions in Colombia will have a significant impact on our results of operations and financial condition.

Severe weather conditions in Colombia have a direct effect on our operations in the electricity sector.

Given that the national power system in Colombia is principally based on hydrological resources, weather conditions in any given year substantially impact the price of energy. In 1997 severe drought conditions associated with the “El Niño” weather phenomenon resulted in a 138% increase in the average price of electricity compared to 1996, which significantly increased Chivor’s operating revenues to levels we believe are not likely to be repeated in future periods. In the second half of 1998, water availability in the country’s reservoirs and major waterways increased, and from 1999 to late 2002, normal weather conditions have prevailed. During the second half of 2002, the El Niño phenomenon returned which moderately decreased the system’s inflows in the last three months of the year. However, overall, the country experienced normal weather conditions in 2002.

In the past the effect of a drought and the resulting higher electricity prices more than offset the negative effect of lower water availability in Chivor. However, in a wet year the negative effect of lower prices has generally outweighed the positive effect of higher water availability in Chivor.

Colombia’s foreign exchange policy may be subject to Colombian Central Bank intervention, and we may be unable to convert Colombian pesos to U.S. dollars or Chilean pesos.

While the Colombian government does not currently restrict the ability of Colombian persons or entities to convert Colombian pesos into U.S. dollars or Chilean pesos, we cannot assure you that it will not institute a restrictive exchange control policy that may affect Chivor’s ability to remit funds to us in the future. Colombia’s foreign currency markets have historically been heavily regulated. Currently, foreign exchange transactions occur at free, or market, rates of exchange. In real terms, the Colombian peso depreciated by 4.9% in 1998, 11.23% in 1999 and 9.4% in 2000. In 2001, the peso appreciated 4.5% and in 2002 it depreciated 16.8%, in each case in real terms. We cannot assure you that the Colombian Central Bank will continue to follow its current foreign exchange policy in the future or whether it will intervene in the foreign exchange markets to support the Colombian peso in the event of a substantial devaluation or that any such intervention would be effective.

Colombian law permits the Colombian Central Bank to impose foreign exchange controls if the foreign currency reserves of the Colombian Central Bank fall below a level equal to the value of three months of imports of goods and services into Colombia. The Colombian Central Bank reported net international reserves of US$ 10.8 billion at December 31, 2002, representing coverage of approximately 14 months of imports of goods and services as of such date. Since 1990, the Colombian government has not imposed special requirements on the repatriation of dividends, capital investment or other distributions.

The Colombian electricity power industry has been adversely affected by guerilla attacks in the past.

Guerilla organizations have long been active in Colombia. Although our Colombian facilities have never been subject to attacks by any guerilla group, we cannot assure you that such attacks will not occur in the future. In many remote regions of the country that have traditionally lacked an effective government presence, the guerillas have exerted influence over the local population. In recent years, the guerilla organizations have employed acts of terrorism to draw attention to their causes. Despite efforts by the Colombian government to address the situation, Colombia continues to be affected by social friction and violence related to guerilla activity. Most of this activity has been directed towards the oil industry, but it has also affected the electric power industry. Attacks by guerilla groups have disrupted power supplies which, in some cases, have led to short-term regional power outages.

Risk Factors Related to Our Argentine Operations

Argentina’s legal regime and economy are susceptible to changes that could adversely affect our Argentine operations.

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation. To address these pressures, the Argentine government implemented various plans and utilized a number of exchange rate systems during this period. In 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy enacting Law N° 23,928 and its Regulatory Decree N° 529/91 (together, the “Convertibility Law”). This law fixed the exchange rate at one Argentine peso per U.S. dollar, among other provisions. The country’s economy experienced growth throughout most of the period from 1991 to 1997, but entered into a recession in 1998. During the second half of 2001, Argentina’s recession worsened significantly, precipitating the current ongoing political and economic crisis.

In 2001, in response to the severe difficulties faced by the Argentine financial system, the government responded by implementing new regulations. The lack of confidence in the country’s economic future and the inability to sustain the peso’s parity with the U.S. dollar led to massive withdrawals of deposits from the financial system. Despite prior assurances to the contrary, on December 1, 2001, the Argentine government enacted Decree 1570/2001 by which it effectively froze bank deposits and introduced exchange controls restricting capital outflows. Later, on January 7, 2002, Congress enacted the Public Emergency and Foreign Exchange System Reform Law No. 25,561 (“the Public Emergency Law”), which abrogated several sections of the Convertibility Law and granted the executive branch the power to determine the new exchange rate between the peso and foreign currencies and to approve the corresponding monetary regulations. Thereafter, the executive branch issued several supplementary resolutions. Decree N° 71/2002 and Communication A3425, as modified, issued by the Central Bank of Argentina (“BCRA”) created an “official exchange market” primarily for exports, certain imports and financial obligations and a separate one, called the “free exchange market,” for other operations. The exchange rate of the official market was established at 1.40 pesos per dollar, and the free market rate, at the closing of the first day after the exchange market was reopened on January 11, 2002, after having been suspended since December 23, 2001, fluctuated between 1.60 and 1.70 pesos per dollar.

On February 3, 2002, Decree 214/2002 (“Decree 214”) was issued by the executive branch and established the conversion of dollar deposits held in financial institutions to pesos (called “pesofication”) at the exchange rate of 1.40 pesos per dollar and also converted into pesos (“pesofied”) all obligations incurred in dollars as of January 6, 2002 at the exchange rate of 1.00 peso per dollar. Deposits and debts converted into pesos are subsequently adjusted by the reference stabilization ratio (“CER”) published by the BCRA, which is applied from the date of the publication of the decree. Additionally, the minimum interest rate to be applied for deposits and the maximum interest rate for obligations under the financial system are to be established by the BCRA. Decree 214 also converted all obligations in U.S. dollars related to private contracts subscribed as of January 6, 2002 at an exchange rate of 1.00 peso per dollar, which are to be adjusted by the CER in the same manner mentioned above. After issuing Decree 214, the Argentine government issued other regulations which established specific exceptions to pesofication such as debts with local financial institutions related to foreign trade, credit card purchases made abroad, and forward and options agreements, among others.

The Argentine financial system’s situation remains very unstable following the events of recent years. The main problems which have been faced by financial institutions, particularly banks, include extremely tight liquidity, negative cash flows, deteriorating loan portfolios, insolvency, and a questionable future. From December 2001 through April 2003, the consumer price index and the wholesale price index exhibited cumulative increases of 45% and 114%, respectively, and according to the Instituto Nacional de Estadística y Censos, or the National Statistics and Census Institute, Argentina’s gross domestic product decreased by 10.9% in 2002.

Overall, the series of measures applied by the government has severely affected the financial system’s stability and has had a materially negative impact on its reputation. Although the government provided in Law N° 25,561 that the losses resulting from the application of the new exchange rate over the net position of the assets and liabilities in foreign currency will be deductible annually from income tax during the five fiscal years subsequent to the date the law was enacted and announced that the losses would be compensated for with new government bonds, these measures are of dubious value given that the financial system’s situation remains highly critical. We cannot predict how the new Argentine government, which assumed power on May 25, 2003, will attempt to resolve the economic crisis, and the extent to which it will be able to maintain a strict monetary policy and control inflation.

TermoAndes gas supply and gas transportation costs could vary significantly as a result of changes in monetary policy.

The pesofication established by the Public Emergency Law and related Decrees in Argentina has benefited TermoAndes by converting into pesos its obligations under its gas supply and gas transportation contracts, while its income, as an exporter, has remained in U.S. dollars. In accordance with the new regulations, suppliers may request payment in pesos at a 1:1 exchange rate plus the CER, and may also legally request an equitable adjustment of the contract.

During 2002, TermoAndes’ gas and transportation service providers made presentations to regulatory authorities requesting the re-dollarization of TermoAndes’ gas supply and gas transport contracts, citing Decrees 689/2002 and 1491/2002, which state that the Public Emergency Law does not apply to gas export contracts, gas transportation for gas exports or electricity exports. TermoAndes responded to both presentations, clarifying that it is an Argentine generation company and that all of the gas it purchases is consumed within Argentina and is not intended for export. A resolution from the regulatory authorities is pending.

Although TermoAndes believes pesofication will remain throughout 2003, there can be no assurance of how long this measure will continue, and there is also a risk that the government could exclude TermoAndes’ contracts from pesofication. Similarly, while pesofication is in place, appreciation in the Arg$/US$ exchange rate would increase the cost of gas and transportation to TermoAndes, and there can be no assurance regarding the longevity of the current level of the Arg$/US$ exchange rate.

Argentina’s tax regulations are susceptible to differing interpretations and future modifications.

Argentine federal and provincial authorities have sometimes had different interpretation of tax regulations than private companies. For example, see Item 8 “Financial Statements—Legal Proceedings” for a discussion of a dispute between TermoAndes and the Argentine tax authority regarding the imposition of a stamp tax on a certain agreement in 2001. We cannot assure you that there will not be other different interpretations of the regulations in the future that could negatively affect our Argentine operations.

Until April 2002, no export taxes were applied to energy exports. In May 2002, a 5% export tax was imposed on all energy exports. We cannot assure you that new taxes or contributions will not be created that could materially adversely affect our financial condition and operations.

TermoAndes may not be able to consume all the gas it has to pay for under its take or pay obligations.

TermoAndes has take or pay agreements with its Argentine natural gas suppliers that provide for paying for a certain minimum amount of gas whether or not it is consumed. The gas paid but not consumed may be consumed throughout the term of the supply contract and two years beyond its termination. Since TermoAndes has been producing much less electricity than originally projected, it has also been consuming less gas and accumulating gas to be paid for but not consumed. The only way to increase the use of gas is by increasing production, either by a higher level of dispatch in the SING or by selling electricity in Argentina. Even though TermoAndes has until December 2012 to consume its accumulated take or pay gas, there is the risk that it may not be able to recover the full amount before such date and therefore lose the gas already paid for.

TermoAndes believes that the application of the “most favored nation clause” in the supply contract may substantially reduce its take or pay obligations and has been discussing this with its gas suppliers. In accordance with the negotiations, TermoAndes has not been invoiced for the take or pay obligations and it has not paid for the gas which is not consumed. However, there can be no assurance that TermoAndes will be successful in renegotiating its take or pay obligations and that it will be capable of using all the gas it has to pay for in the period provided under the contract.

Item 4	Information on the Company

A.	History and Development of the Company

We changed our name from Chilgener S.A. to Gener S.A. (“Gener”) on March 27, 1998 and to AES Gener S.A. on September 4, 2001.

We trace our origin to Compañía Chilena de Electricidad S.A., which was formed in 1921, nationalized by the Chilean government in 1970 and operated as a government-owned electricity generation, transmission and distribution company until 1981. The privatization of Compañía Chilena de Electricidad S.A. was completed in 1988, when it was divided into two distribution companies and one generation company, Chilectra Generación S.A., which changed its name to Chilgener S.A. At that time, 100% of our share capital was held by the private sector.

Our registered address is Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago, Chile, and our telephone number is 562 686 8900. The company is a sociedad anónima abierta operating, under the laws of Chile.

We are the second largest electricity generation group in Chile in terms of operating revenue and generating capacity. As of December 31, 2002, we and our 50%-owned equity method investee, Guacolda, accounted for approximately 22% of total generating capacity in the Sistema Interconectado Central, or SIC, while in the SING, we, through our subsidiaries Norgener and TermoAndes, accounted for 25% of total generating capacity. During 2002, we also engaged, directly or through subsidiaries and equity method investees, in:

•	electricity generation in Colombia, Argentina and the Dominican Republic;

•	coal mining in Colombia;

•	natural gas transportation in Chile and Argentina;

•	oil and gas exploration and production in Argentina and Chile; and

•	water distribution and liquid waste treatment for industrial customers in Chile.

At December 31, 2002, our consolidated total assets were Ch$ 1,884,696 million (approximately US$ 2,623 million). In 2002 we reported consolidated operating income of Ch$ 117,871 million (approximately US$ 164.0 million) and consolidated net earnings of Ch$ 32,416 million (about US$ 45.1 million).

For additional information about our revenues and sales, see “Item 3 A. Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects”.

AES Corporation Acquisition of Gener

On November 3, 2000 AES Corporation, and its subsidiary Inversiones Cachagua Ltda., announced a tender offer for 61.57% of the outstanding shares of Gener, in Chile for cash, as well as a tender offer for all of Gener’s American Depositary Shares, through an exchange offer for AES Corporation’s shares. The purchase price for the offer was US$16.50 per ADS, or its equivalent in Chilean pesos per common share.

On November 28, 2000, AES Corporation entered into an agreement with Total Fina Elf S.A.(“Total”), pursuant to which AES Corporation agreed to cause Gener to sell to Total all of its Argentine assets and certain other interests for a total of US$ 657.5 million if AES Corporation succeeded in its tender offer.

On December 28, 2000, AES Corporation acquired 61.11% of Gener’s total capital for the Chilean peso equivalent of US$841.2 million and effectively assumed control of Gener. On January 9, 2001, AES Corporation acquired an additional 34.56% of the Company for a total purchase price of US$475.6 million in the form of AES Corporation common stock, and on February 28, 2001 AES Corporation acquired 2.87% of the Company for a total purchase price of US$38 million by purchasing shares on the Santiago Stock Exchange. In December 2001, AES Corporation acquired an additional 0.11% for an amount of US$ 1.2 million. At that time, the total aggregate value for the acquisition of 98.65% of Gener was US$ 1,356 million. It is important to note that AES Corporation is currently the owner of 98.65% of AES Gener through its wholly owned subsidiary, Inversiones Cachagua Ltda.

On March 2, 2001, AES Gener provided Total with an option to purchase all of our Argentine operations. As of March 2, 2001, our Argentine operations included Hidroneuquén S.A. (“Hidroneuquén”), InterAndes, TermoAndes, Central Puerto S.A. (“Central Puerto”) and certain minor projects being undertaken by AES Gener in Argentina. Under the terms of the agreement Total or any of its subsidiaries could purchase any combination of the companies. On July 27, 2001, Total exercised its option to buy our 63.94% interest in Central Puerto for approximately US$ 255 million in cash. On September 21, 2001, Total exercised its option to buy our 70.02% interest in Hidroneuquén for approximately US$ 72.45 million in cash. On November 1, 2001, however, Total declined to exercise its option to buy our ownership interest in TermoAndes and InterAndes.

Capital Investment Program

We continually review opportunities for improving our production methods and developing new plants and markets. We intend to continue to make capital expenditures to meet expected increased demand for electricity in Chile, our principal market.

Over the past three years, our capital expenditures amounted to:

•	US$ 74.8 million in 2000;

•	US$ 24.4 million in 2001; and

•	US$ 7.6 million in 2002.

In 2000, we made additional investments in the InterAndes Project and also divested non-core assets, such as our minority stake in Metrogas S.A. and 50% of our interest in Merchant Energy Group of the Americas (“MEGA”). In 2001, our capital expenditures related to transmission line investments and a gas turbine project by our subsidiary Energía Verde. During 2001, we divested our share in Central Puerto and Hidroneuquén in Argentina as well as our remaining 50% interest in MEGA, and our shipping and port services investments in Chile (which included our 69.87% interest in Puerto Ventanas S.A, our 26.02% interest in Compañía Chilena de Navegación Interoceánica, our 21.18% interest in Cabo Froward S.A., and our 26.70% interest in Agencias Universales S.A.).

In 2002, our principal capital expenditures were related to the completion of the gas turbine project by Energía Verde, transmission line investments and business development projects. We also divested the following interests during the past year:

•	our 100% interest in OilGener Argentina Ltd. and the assets of OilGener Inc. (USA) and the Fell Block (an oil and natural gas concession granted for the Fell Block area in southern Chile);

•	our 51% interest in Explotaciones Sanitarias S.A.;

•	our 51% interest in Ecogener S.A.; and

•	our 40% interest in SIGEN S.A. (a joint venture with General Electric International Benelux B.V.).

Our budget projections include capital expenditures of US$ 3.6 million in 2003 and US$ 21.8 million in 2004. The substantial increase in 2004 is related to planned capital expenditures by TermoAndes. Our capital expenditures currently in progress will be financed with the Company’s operating cash flow, while external financing will be utilized for future capacity expansions. With regard to potential divestments during 2003, we are in the process of selling our 100%-owned subsidiary Compañia de Carbones del Cesar Limitada, a coal mine located in Colombia. In addition, we also held discussions in 2002 to sell our participation in the Itabo generation facility, however, no agreement has been reached. Finally, in 2003 we initiated discussions to sell our 13% interest in GasAndes Chile and GasAndes Argentina.

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

Demand for electrical energy in Chile’s two major power grids grew in 2002 by 4.1% in the SIC and 5.5% in the SING. By comparison, Chile’s gross domestic product increased by 2.1% in real terms in 2002. Our management believes that energy demand in Chile will continue to grow for the next few years at an annual rate that exceeds the annual rate of growth in Chile’s gross domestic product.

AES Gener and Guacolda had 1,803.7 MW of installed capacity in Chile as of December 31, 2002, combining 1,533.0 MW of primarily thermoelectric capacity (974.0 MW of coal-fired capacity, 379.0 MW of combined-cycle capacity, 36.2 MW of forestry-waste capacity (a portion of which produces steam and not electricity) and 143.8 MW of gas/oil turbine-fired capacity) and 270.7 MW of run-of-the-river hydroelectric capacity. In order to take advantage of expected growth in electricity demand, we plan to increase generation capacity in the SIC by 539 MW, with the execution of two development projects. The first project consists of the conversion of the existing Renca power plant located in Santiago to burn natural gas instead of fuel oil/diesel which will increase its current net installed capacity from 100 MW to 237 MW. The other project is the construction of a 370 MW combined cycle power plant in the Sixth Region of Chile.

Additionally, AES Gener has 642.8 MW of installed capacity in the TermoAndes facility, a combined-cycle natural gas-fired plant located in the province of Salta, Argentina, which is connected by a 345 kV transmission line to the SING, an area where the largest mining companies of northern Chile are concentrated. This plant started commercial operations on April 13, 2000. For additional information, see “Item 3.D Risks Factors”

Colombia. We began operations in Colombia in December 1996 through the purchase of the Chivor hydroelectric power plant from the Colombian government as part of its privatization process. The Chivor plant consists of eight 125 MW capacity units with a total nominal operating capacity of 1,000 MW. Chivor is one of the largest dam-based hydroelectric plants in Colombia, representing about 8.0% of the country’s total installed generating capacity. The Chivor plant, which is located on the Batá River, 160 km northeast of Bogotá, has been operating continuously since 1977. Availability averaged 93.7% during the 1997-2002 period. Forced non-availability (that is, interruptions for unscheduled maintenance or repair) has averaged 0.42% during the 1997-2002 period. The main facilities of the plant, in addition to the eight generators, consist of a reservoir with maximum useful water volume of 617 million cubic meters and storage capacity of 1,045.5 GWh, a primary dam and two additional diversion dams.

Argentina. As mentioned above (see “Item 4 A. History and Development of the Company”), we sold our interest in two large generation facilities to Total In 2001. Currently, our electricity investments in Argentina are limited to the InterAndes Project, consisting of the TermoAndes generation plant located in the province of Salta and the InterAndes transmission line, which delivers electricity produced by TermoAndes to the SING. The Argentine portion of the transmission line is currently owned by InterAndes, an Argentine subsidiary wholly-owned by AES Gener. The Chilean portion of the line is owned directly by AES Gener. See this section “—Electricity Generation—Argentina” .

Dominican Republic. On May 13, 1999, a consortium composed of AES Gener and an affiliate of Coastal Corporation of the United States was the successful bidder for a 50% interest in Itabo, a company formed as part of the Dominican Republic’s program to privatize its electricity sector. Itabo owns six thermoelectric generation facilities located near Santo Domingo with approximately 586.5 MW of nominal installed capacity, but only three of these units (approximately 432.5 MW of nominal capacity) are currently in commercial operation. The other units have been decommissioned based on their low level of efficiency. The consortium acquired its 50% interest by acquiring newly issued shares from Itabo for a purchase price of US$ 178 million. With these funds, Itabo prepaid US$ 65 million of debt and used the remaining portion for the rehabilitation of some units and the construction of a coal unloading port. During 2002, we held discussions with interested parties for the sale of this asset, however, an agreement has not been reached.

Other Businesses

AES Gener also has ownership interests in other non-electric businesses, principally related to fuels. We are the largest distributor of coal in Chile and own one coal mine in Colombia, for which we have entered into an agreement to sell and we expect such to be completed in 2003. We also participate in the Chilean natural gas industry through our 13% ownership interest in each of GasAndes Argentina and GasAndes Chile, which transport natural gas through a pipeline from the Province of Mendoza in Argentina to the Santiago Metropolitan Region in Chile. In December 1998, we entered the oil and gas exploration and production business through the purchase of undeveloped gas fields in Argentina operated by our 100% owned subsidiary OilGener Argentina Ltd. and a joint venture and operating agreement to develop the Fell Block concession area in southern Chile. Our 100% subsidiary OilGener Inc. (USA) also provided technical assistance for the development of our oil and gas exploration business. We sold our interest in OilGener Argentina Ltd. and the assets of the Fell Block joint venture and OilGener Inc. (USA) in November 2002.

In December 1998, we also entered into a joint venture, SIGEN S.A., in which we held a 40% interest with General Electric International Benelux B.V. to provide operation and maintenance services to thermal generation plants in Chile, Argentina and other countries, including facilities owned by us and our equity method investees, as well as those owned by third parties. We sold this investment in January 2002.

In January 1999, we entered the water treatment production and distribution business in an industrial sector of Santiago through the purchase of a 51% interest in, Explotaciones Sanitarias S.A., a company that holds a concession for such services covering an industrial area in Santiago. We expanded this business by participating as 51% owner of an industrial liquid waste treatment company, Ecogener S.A., which was formed in February 1999. Both of these assets were sold in November 2002.

Principal Market Revenues

As explained above, our principal market is the electricity generation market in Chile, which in 2001 and 2002 contributed 68% of our operating revenues. In 2000, prior to divestiture of our Hidroneuquén and Central Puerto electricity assets in Argentina, revenue from electricity generation in Chile represented 38% of total operating revenue, while revenue from electricity generation in Argentina represented 37%. It should be noted that although our TermoAndes facility is located in Argentina, the electricity generated by this plant is sold in the SING in Chile and thus, is registered in the Chilean market. Additionally, also as a result of the change in the Company’s asset base in 2001, the revenue contribution made by our Colombian subsidiary Chivor increased from 14% in 2000 to 20% and 22% in 2001 and 2002, respectively. Our non-electric, or other business operations, primarily fuel sales, represented 12% of total operating revenue in 2001 and 10% in 2002. The table below details the revenue contribution by market segment in 2000, 2001 and 2002.

Operating Revenues in Million Ch$

Market	2000	2001	2002
Chile	230.579	286.433	289.744
Electricity	177.721	243.289	253.217
Other	52.858	43.144	36.527

Colombia	65.587	70.987	80.807
Electricity	65.587	70.987	80.807

Argentina	172.808	0	0
Electricity	172.808	0	0

Total	468.974	357.420	370.551

Seasonal Business Variations

The Company’s operating income is affected less by seasonal demand variations than most electric generation companies in the U.S. due to less pronounced seasonal changes in temperature. For example, in the SING in northern Chile, as well as in Colombia, there are no significant seasonal cycles which affect the supply or demand of electricity. Nevertheless, in the SIC in Chile, where approximately 43% of our Chilean operating revenue was generated in 2002, there is higher consumption of electricity in the winter (from May to August) by residential consumers, who account for around 65% of the system’s demand. The residential customer class is characterized by having a low load factor and vegetative growth. Consumption of electricity by industrial customers in the SIC presents little seasonal variation, and growth in this customer class depends principally on the development of new industrial projects.

The impact of seasonal variations is more significant with regard to supply in the SIC, given that approximately 60% of the SIC’s installed capacity comes from hydroelectric plants which depend on inflow from rainfall, melting snow, or both. Hydroelectric plants which depend on rainfall inflow generate more electricity in winter months, from May to August, while those plants which depend on snow melt-off generate at higher levels in the spring and early summer, usually between September and January, as a result of warmer temperatures melting the snow accumulated in the mountains throughout the winter. The rest of the system’s power plants, namely thermoelectric facilities fueled by natural gas, coal and fuel oil, experience higher or lower levels of generation based on the seasonal evolution of the SIC’s hydroelectric facilities, as well as the particular hydrological conditions in any given year (dry, wet or normal).

Fuel Supply

Approximately 63% of the capacity owned by the Company, including its participation in equity method investees, is thermoelectric capacity which is fueled by natural gas, coal and fuel oil or other petroleum derivatives. Argentine natural gas is purchased under long-term market-based contracts for Eléctrica Santiago and TermoAndes’ combined cycle units. Additionally, coal is purchased internationally as the primary fuel for several of AES Gener and its subsidiaries’ and equity method investees’ plants. AES Gener S.A. is the largest coal importer in Chile, which enables us to negotiate attractive prices and to directly arrange transport and delivery of coal. We have also taken advantage of our position in Chile to market coal to third parties and also to our 50% equity method investee Guacolda, being selected after participating in competitive bid processes. During 2002, AES Gener purchased its total coal requirements from producers located in Indonesia (65%), Canada (18%) and New Zealand (17%). The Company’s peaking plants, which are typically only dispatched in order to meet system demand during high consumption periods, utilize petroleum based fuels such as fuel oil N° 2. Our 25% equity method investee located in the Dominican Republic, Itabo, also purchases fossil fuels, which include coal, fuel oil N° 2 and fuel oil N° 6, from international suppliers.

Although significant variations in the market prices for these fuels would lead to higher operating costs which could adversely affect the Company’s operations in the short-term, given that all of these fuels are purchased under similar market conditions as those which affect our competitors, under the marginal cost regulatory framework that is in effect in each of these systems, such fluctuations should eventually be incorporated into the price of electricity. The price of the fossil fuels consumed by our power plants has not experienced significant volatility in recent years.

Strategy

AES Gener’s historic business strategy has been to focus on the development of efficient electric generation in Chile. In the 1990’s we expanded this strategy to take advantage of electric generation opportunities presented by privatization activities in other Latin American countries, as well as opportunities in other non-electric businesses such as fuels. As demonstrated by the divestitures that we have made over the past few years, we have returned to focus principally on electricity generation in Chile as our core business activity. In that respect, an important strategic challenge for us in the short-term is the refinancing of existing debt in order to improve our credit rating, increase our stock price and finance future expansions in the Chilean electricity generation market.

In July 2002, we completed our most recent project in Chile, the installation of a 25 MW gas turbine by subsidiary Energía Verde. This turbine was connected to the SIC and is used to provide energy and capacity to meet existing contractual requirements. In the SING, our last expansion was in April 2000, when we more than doubled our capacity in the system with the start up of commercial operations of the TermoAndes generation facility, a 642.8 MW combined-cycle natural gas-fired plant in Salta, Argentina that delivers electricity to the SING through a 408 km transmission line from Argentina to northern Chile. We also expect that the InterAndes Project will partially supply the Argentine grid in the future. In August 2002, Argentina’s electric regulatory agency (“ENRE”) authorized TermoAndes to connect 203 MW of its installed capacity to the national grid. However, given the difficult economic situation that Argentina continues to face as of May 2003, connection to the Argentine grid is not projected in the short-term..

In the central regions of Chile, which are served by the SIC and account for approximately 90% of the country’s population, including the Santiago Metropolitan Region, we are developing two projects to increase our installed generating capacity from 1,526 MW at December 31, 2002 to approximately 2,065 MW through the construction and operation of an additional combined-cycle natural gas-fired generation facility and the conversion of one of our facilities to allow it to burn natural gas instead of fuel. Our strategy in the SIC is based on our expectations of an increase in both demand and the proportion of energy generated by thermoelectric sources, in order to reduce the country’s dependence on hydrological conditions and the risk of an electricity shortage during dry years. Prior to 1997, the year in which the GasAndes pipeline, which transports natural gas from Argentina to Chile, was completed, natural gas was not an alternative fuel source for electricity generation. We plan to take advantage of the expertise we have acquired in Chile as the principal thermoelectric energy producer by developing future combined-cycle projects.

Operational Structure and Facilities

In 2002, the Company’s organizational structure was modified with the goal of improving administrative efficiency. In October 2002, a functional organization structure was adopted which is composed of the following divisions, all reporting to the Chief Executive Officer:

•	Administration and Finance;

•	Commercial;

•	Regulation and Development;

•	Operations;

•	Legal; and

•	Communications.

It should be noted that this restructuring at the executive level was accomplished with existing personnel and did not result in a material reduction in personnel or the incurrence of restructuring charges.

Electricity Generation

The following table provides information about each of our existing electric generation facilities, including those of our subsidiaries and equity method investees. All of these facilities are currently in operating condition and available for dispatch, with the exception of six of Itabo’s generation units (Santo Domingo V and VIII, Los Mina I and II and Timbeque I and II), representing approximately 150 MW in installed capacity, which were removed from commercial operation in 2002.

Location, Operating Company and Facility	Type of Unit	Year of Commission	Capacity (MW)	Our Share of Capacity (MW)(1)
Ventanas	Steam Turbine	1964, 1977	338.0	338.0
Renca	Steam Turbine	1962	100.0	100.0
Laguna Verde	Steam Turbine	1939, 1949	54.7	54.7
El Indio	Gas Turbine	1990	18.8	18.8
Alfalfal	Run of river	1991	178.0	178.0
Queltehues	Run of river	1928	48.9	48.9
Maitenes	Run of river	1923, 1989	30.8	30.8
Volcán	Run of river	1944	13.0	13.0

Norgener
Nueva Tocopilla I	Steam Turbine	1995	136.3	136.3
Nueva Tocopilla II	Steam Turbine	1997	141.0	141.0

Guacolda
Guacolda I	Steam Turbine	1995	152.0	76.0
Guacolda II	Steam Turbine	1996	152.0	76.0

Energía Verde
Laja (non- electric)	Steam Boiler	1995	8.7	8.7
San Francisco de Mostazal(2)	Vibrating Grate Boiler, Gas Turbine	2000, 2002	28.8	28.8
Constitución (non-electric)	Steam Boiler	1995	8.7	8.7
Nacimiento(3)	Fluidized Bed Boiler	1997	15.0	15.0

Eléctrica Santiago
Nueva Renca	Combined-Cycle	1998	379.0	341.1

Total Chile			1.803.7	1.613.8

Colombia:
Chivor
Chivor	Dam Based	1977, 1982	1.000.0	1.000.0

Total Colombia			1.000.0	1.000.0

Argentina:
TermoAndes
Salta Plant	Combined-Cycle	1999	642.8	642.8

Total Argentina			642.8	642.8

Dominican Republic:
Itabo
Itabo	Steam Turbine	1984, 1988, 1998	260.0	65.0
Itabo	Gas Turbine	1984, 1988, 1998	103.5	25.9
Santo Domingo	Steam Turbine	1954, 1964	39.1	9.8
Timbeque	Gas Turbine	1974	45.6	11.4
Los Mina	Gas Turbine	1981	68.8	17.2
Higuamo	Gas Turbine	1998	69.0	17.3

Total Dominican Republic(4)			586.0	146.6

Total of All Facilities			4.032.5	3.403.2

Notes:

(1)	Includes our proportionate share of capacity of unconsolidated equity method investees.
(2)	Includes 3.8 MW of electric equivalent capacity from steam plant.
(3)	15 MW of electric equivalent capacity from steam plant.
(4)	Total capacity of Itabo does not include an isolated generator with 0.5 MW of capacity.

The following table provides information about each of our planned electricity generation facilities, including those of our subsidiaries and equity method investees:

Location, Operating Company and Facility	Type of Unit	Capacity (MW)	Our Share of Capacity (MW)

Renca Plant Conversion(1)	Combined-Cycle	237	237

Combined-Cycle Plant	Combined-Cycle	370	370

Total of increase in all planned facilities (net)	Combined-Cycle	607	607

(1)	Increases the capacity of our existing Renca power facility, from 100 MW to 237 MW.

Chile

Our core business is our operations in the Chilean electricity generation industry. AES Gener and Guacolda, our 50%-owned equity method investee, own and operate 18 generation facilities in Chile, with an aggregate installed capacity of 1,803.7 MW. Our electricity generation capacity in Chile includes 1,533.0 MW of primarily thermoelectric capacity (974.0 MW of coal-fired capacity, 379.0 MW of combined-cycle capacity, 36.2 MW of forestry-waste capacity (a portion of which produces steam and not electricity) and 143.8 MW of gas/oil turbine-fired capacity) and 270.7 MW of run-of-the-river hydroelectric capacity. AES Gener and Guacolda’s aggregate electricity production of 7,829 GWh during 2002, including TermoAndes’ production which is sold in the SING, represented 19% of all electricity produced in Chile, and our production of 7,480 GWh during 2001 also accounted for 19% of all the electricity produced in Chile.

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

In Chile, the regulation of production schedules for electricity generation facilities is based on the marginal cost of production, which is the cost of the most expensive unit required by the system at the time. In order to meet demand for electricity at any point in time, the lowest marginal cost generating plant in an interconnected system is used before the next lowest marginal cost plant is dispatched. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible marginal cost of production available in the system considering transmission and reliability constraints. Generation companies are free to enter into sales contracts with distribution companies and other customers for the sale of capacity and energy. However, the electricity necessary to fulfill these contracts is provided by the contracting generation company only if the generation company’s marginal cost of production is low enough for its generating capacity to be dispatched to meet demand. Otherwise, the generation company will purchase electricity from other generation companies at the marginal cost of production in the system.

According to existing law, during periods when production cannot meet system demands, regardless of whether the government has enacted a rationing decree, the price of energy exchanges between generation companies is valued at the “unserved energy cost” or “shortage cost” which is the cost to consumers for not having energy available. Although this law was promulgated in 1990, it was not applied until November 1998 when generators in the SIC were unable to agree on the implementation of the shortage cost during the supply deficit and associated mandated rationing periods.

The prices paid to generation companies by distribution companies for capacity and energy to be resold to their retail customers are based on the marginal cost of capacity or energy. In order to ensure price stability, however, the regulatory authorities in Chile establish prices, known as “node prices”, every six months to be paid by distribution companies for the energy and capacity requirements of regulated consumers. Node prices for energy are calculated on the basis of projections of the expected marginal costs within the system over the next 24-48 months in the SIC and the SING. The formula takes into account, among other things, assumptions regarding available supply and demand in the future. Node prices for capacity are based on the marginal investment required to meet peak demand, based on the cost of a diesel-fired turbine. Prices for capacity and energy sold to large customers over 2 MW and other generation companies purchasing on a contractual basis are unregulated. If average prices for capacity and energy sold to unregulated customers differ from node prices by more than 10%, node prices are adjusted upward or downward, as the case may be, so that the difference between such prices equals 10%. In contrast, the spot price paid by one generation company to another for energy is referred to as the “system marginal cost”, which is based on the actual marginal cost of the highest cost generator producing electricity in the system during the relevant period, as determined on an hourly basis.

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

Our Sales Strategy in Chile.

Sales contract decisions as to how much of current and future production should be committed to long-term contracts, either at regulated or unregulated prices, and how much should be left uncommitted to be sold at spot prices, are critical to our profitability. The desired level of contractual commitments is one which permits us to take advantage of a low marginal cost environment and still maintain profitability in a high marginal cost environment. In order to determine the appropriate level of contractual commitments to maximize profits with a limited amount of risk, we estimate demand based on standard economic theory and estimate node prices and system marginal cost using dynamic programming models. Historically, this strategy has led us to enter into long-term contracts for our most efficient units and to reserve our less efficient units for sales in the spot market. Additionally, in recent years, our level of contracts has been increasing, while our installed capacity has remained unchanged. Accordingly, in case of a dry year, we may be adversely affected as we would generate electricity at a higher cost and buy energy at higher prices.

Since we plan to increase our installed generating capacity in the SIC, we intend to increase our long-term contractual commitments to supply electricity in line with our planned capacity increases. This will reduce the risk of excess capacity in the SIC, caused by the construction of additional generating plants, hedge against the decline in electricity prices which has resulted from the introduction of combined-cycle natural gas-fired plants in the SIC, minimize our exposure to significant changes in hydrological conditions and stabilize our level of cash flow. In addition, we plan to maintain our coal-fired thermoelectric plants, which have higher operating costs, for sales to the spot market in periods of low water conditions and/or high demand when the system marginal cost generally exceeds the node price.

Sales of Electricity in Chile

Regulated Sales. Our largest regulated customers in Chile are two distribution companies operating in the SIC, Chilectra S.A. (“Chilectra”) and Chilquinta Energía S.A. (“Chilquinta”). In 2002, Chilectra accounted for 36.3% of our total energy sales in Chile and 22.5% of our consolidated operating revenue. In 2002, Chilquinta accounted for 12.3% of our total energy sales in Chile and 9.6% of our consolidated operating revenue.

During 2002, we supplied Chilectra with an estimated 530 MW of capacity and 3,542 GWh of energy. Pursuant to a contract entered into between us and Chilectra on January 31, 1996, we have agreed to supply approximately 30% of Chilectra’s demand through 2010. The average maximum amount of energy to be supplied each year during the 15-year term of the contract is approximately 3,515 GWh.

During 2002, we supplied Chilquinta with an estimated 210 MW of capacity and 1,197 GWh of energy. We entered into our current capacity and energy contract with Chilquinta in January 1986. The contract was originally for a five-year term but was renewed in July 1990, May 1994 and in September 1998, for an additional term expiring on April 30, 2010. Under the terms of the contract, Chilquinta is required to pay for the capacity or energy that it actually uses.

Our equity method investee, Guacolda, also has a contract with a distribution company in Chile’s Fourth Region, which is located north of the Santiago Metropolitan Region, Empresa Eléctrica de Coquimbo S.A., or “EMEC”. During the year 2002, Guacolda sold 718 GWh to EMEC, representing approximately 34% of Guacolda’s total sales. The Fourth Region is becoming an increasingly important source of electricity demand in the SIC due to increased tourism and related construction. In July 1998, this contract was extended to October 2015.

None of our other electricity contracts with distribution companies exceeds estimated annual sales of 220 GWh.

Unregulated Sales. Prices of sales to unregulated customers (principally large industrial companies and other generation companies) are negotiated directly between the parties. We continue to focus on sales to different customers in order to stabilize revenues. Unregulated customers are generally stable customers which require large volumes of electricity with low seasonal variation in demand. Under such contracts, customers are generally only required to pay for energy they actually use.

Sales in the SIC. In August 1994, AES Gener signed a ten-year contract with Compañía Minera Disputada Las Condes S.A. (“Disputada”), a copper mining company, which contract was transferred to subsidiary Eléctrica Santiago in January 2003. In 2002, total energy sales to Disputada amounted to 258 GWh. AES Gener also sells electricity under a contract expiring in 2004 to Cemento Polpaico which consumed 162 GWh in 2002. Eléctrica Santiago also has contracts with two large unregulated customers, Codelco Andina and Enami Ventanas, which expire in 2005. During 2002, energy sales to Codelco Andina totaled 308 GWh and to Enami Ventanas totaled 304 GWh. Guacolda also has several contracts with unregulated customers, including a long-term contract (expiring in 2012) with mining company Candelaria, to which it supplied 614 GWh during 2002. In 2002, our total unregulated sales together with sales made by Guacolda totaled 2,888 GWh, a 14% decrease from 3,356 GWh recorded in 2001. The reduction in unregulated sales from 2001 to 2002, is primarily explained by the termination of subsidiary Eléctrica Santiago’s contract in 2001 with electric generation company, Empresa Nacional de Electricidad.

Sales in SING. We entered into supply contracts during 1996 with two mining companies, Compañía Minera Zaldívar S.A. (“Zaldívar”) and Compañía Minera Lomas Bayas S.A. (“Lomas Bayas”), for a total of 110 MW of capacity and a minimum term of 12 years. Both contracts are being supplied by TermoAndes’ Salta power plant. Total consumption under both contracts reached 688 GWh during 2002.

Norgener has two existing supply contracts for up to 172 MW of capacity with Minera Escondida Limitada (“Escondida”), which operates one of the largest copper mines in the world and is our largest customer in the SING. The first contract for 110 MW expires in 2007 and the second, for 62 MW, expires in 2008. In 2002, we supplied an estimated 1,253 GWh to Escondida, which represented 92.8% of Norgener’s total energy sales and 12.8% of our total energy sales in Chile. Norgener also has two long-term contracts with SQM Nitratos and SQM Salar, which expire in 2013 and 2017, respectively. Under the terms of the contract, SQM Nitratos may purchase up to 10 MW of capacity and SQM Salar may purchase up to 18 MW.

Spot Sales to and Purchases from Other Generators. We become a spot purchaser of electricity from other generation companies in the SIC during relatively wet years which result in high water conditions and lower marginal costs. Our spot purchases of electricity decline in periods of low water conditions. In 2001, our spot sales in the SIC were 5.6 GWh, which was mainly explained by normal water reservoir levels and an increase in contractual sales. A similar situation prevailed in 2002 when our spot sales totaled 30.6 GWh. Since our contractual sales have continued to increase, our spot sales have decreased even in dry years. Moreover, as a result of normal hydrological conditions and the increase in our contract requirements over the past two years, our spot market purchases have increased from 1,493 GWh in 2000 to 2,728 GWh and 2,544 GWh in 2001 and 2002, respectively.

In the SING, our energy sales to the spot market have been increasing steadily from 154 GWh in 1999 to 998 GWh in 2002, primarily as a result of production from subsidiary TermoAndes’ combined-cycle plant, the Salta facility, which commenced commercial operation in the second quarter of 2000.

Chile’s Planned Electricity Generating Plants. The Chilean National Energy Commission, or “NEC”, periodically prepares projections of electricity supply and demand in the SIC and the SING. In addition, the NEC prepares a 10-year indicative plan for the construction of new energy projects, both generation and transmission, designed to minimize the cost to supply the electricity required to meet projected demand in the SIC and the SING. The NEC receives information about plants and transmission facilities under construction from generation and transmission companies which is included in its indicative plan. The NEC cannot prevent a generation company from building a new plant which is not included in the indicative plan or from completing construction of a new plant ahead of schedule. If the aggregate capacity of all projects submitted to the NEC is insufficient to meet the NEC’s projected electricity demand, the NEC includes in its plan the construction of plants which have not been proposed by any generation company.

The following table shows the anticipated schedule for the construction of new generating plants in Chile for the years 2003-2013, based on the NEC’s most recently published 10-year indicative plan for the SIC, which was issued in April 2003. Given the current excess capacity situation in the SING, an indicative plan is not currently established. References to “to be determined” refer to plants that have been proposed by the NEC but have not been adopted by any generation company.

NEC Indicative Plan for New Electricity Generation Plants in Chile

Expected Commercial Operation	Facility	Sponsor	System	Type of Unit	Estimated Capacity (MW)
April 2003	Cholguan	Arauco Generación	SIC	Turbine	15

April 2003	Licantén	Arauco Generación	SIC	Turbine	13

June 2003	Nehuenco II	Colbún	SIC	Open Cycle	253.5

January 2004	Valdivia	Arauco Generación	SIC	Turbine	70

July 2004	Nehuenco II	Colbún	SIC	Combined Cycle	130.7

July 2004	Ralco	Endesa	SIC	Dam Based	570

July 2006	SIC-SING interconnection	To be determined	SIC	Transmission Line	250

April 2007	Combined-Cycle 1	To be determined	SIC	Combined-Cycle	372.6

January 2008	Combined-Cycle 2	To be determined	SIC	Combined-Cycle	372.6

October 2008	Combined-Cycle 3	To be determined	SIC	Combined-Cycle	372.6

April 2009	Chile-Argentina Interconnection	To be determined	SIC	Transmission Line	400.0

January 2010	Combined-Cycle 4	To be determined	SIC	Combined-Cycle	372.6

October 2010	Combined–Cycle 5	To be determined	SIC	Combined-Cycle	372.6

October 2011	Combined–Cycle 6	To be determined	SIC	Combined-Cycle	372.6

October 2011	Neltume	To be determined	SIC	Dam Based	400

April 2012	Combined–Cycle 7	To be determined	SIC	Combined-Cycle	372.6

October 2012	Combined–Cycle 8	To be determined	SIC	Combined-Cycle	372.6

January 2013	Combined–Cycle 9	To be determined	SIC	Combined-Cycle	372.6

Our Generation Projects Under Development in Chile. AES Gener has plans to convert our existing Renca power facility, with current installed capacity of 100 MW, into a natural gas fired–combined cycle plant which we estimate would increase the net installed capacity to 237 MW. The environmental impact study for this project was approved in March 2003. We are also planning to construct an additional 370 MW combined-cycle plant, south of the Santiago Metropolitan Region which will be connected to the SIC. The construction of this plant may be affected by changes in demand for electricity in Chile and the construction plans of other generating companies.

Colombia

Electricity Generation in Colombia. Total installed electricity generation capacity in Colombia is estimated at 13,453 MW, of which about 66% is accounted for by hydroelectric plants and 34% is accounted for by either coal or gas-fired thermal plants. The electricity industry in Colombia is regulated by the Colombian Electricity Law, which divides the electricity industry into four sectors: generation, transmission, distribution and commercialization. Companies created after the approval of the Colombian Electricity Law in 1994 may engage exclusively in any of the first three activities. Commercialization activities may be combined with either generation or distribution by any single company.

The Colombian Electricity Law establishes participation limits on each activity of the electricity industry. As of 2002, no generation company or distribution company may own more than 25% of the business assets, and no commercialization company may account for more than 25% of the demand, of the system. In addition, also in 2002, vertical integration restrictions were put in place, whereby no distribution company may own more than 25% of a generation company and no generation company may own more than 25% of a distribution company.

The Colombian Electricity Law created the Regulatory Commission of Energy and Gas, or CREG, to act as the legal coordinator and regulator of the electricity industry. The CREG established two specific energy markets:

•	the wholesale market, which is divided into the long-term contract market and the wholesale power pool market; and

•	the unregulated market, in which customers with an installed capacity greater than a certain capacity established by law may buy energy directly from commercialization companies.

Participation in the power pool market is mandatory for all generators. Electricity dispatch is performed by the National Dispatch Center, or CND, which performs a function similar to that of the CDEC in the Chilean electricity market. For each hour of the day, dispatch is prioritized according to the prices bid by each generator, with daily optimization and without considering energy contract sales.

The Colombian Electricity Law also establishes open access to the transmission grid. Transmission and distribution companies have regulated revenues established by the CREG. As of January 1, 2002, generation companies do not have to pay for the use of transmission facilities.

Each customer’s electricity tariffs include: (1) generation and commercialization costs, (2) fees paid to the distribution and transmission companies, (3) fees paid to the regulatory agencies, (4) costs for energy losses, and (5) government determined subsidies. Current electricity tariffs are partially subsidized by the government and large electricity consumers, but it is expected that these subsidies will be reduced in the future.

The “El Niño” weather phenomenon that prevailed in Colombia during the second half of 1997 through the beginning of the second half of 1998 caused a drought throughout Colombia and significantly increased spot market prices. Reservoir levels recovered to high levels in late 1998, and normal weather conditions continued until the second half of 2002. Thermoeletric generation was only needed for system maintenance purposes and for satisfying demand in isolated zones where guerrillas attacked the energy transmission system. In the second half of 2002, the El Niño current returned, producing a moderate decrease in system inflows and, accordingly, an increase in spot prices. Nonetheless, overall, 2002 was a “normal year”, which means that weather conditions were in the average range based on historical data. However, there was an increase in thermoelectric generation due to guerrilla activity where continued attacks were made on the Colombian electric grid. The spot price of electricity averaged Col$ 48.68/kWh in 2002 and ranged from Col$ 35.02/kWh to Col$ 64.27/kWh during the year. In comparison, the average spot price in 2001 was Col$ 52.9/kWh.

Our Generating Operations in Colombia. In December 1996, Gener commenced operations in Colombia through its purchase of the Chivor hydroelectric power plant from the Colombian government as part of its privatization process. The plant consists of eight 125 MW capacity units with a total nominal operating capacity of 1,000 MW. The Chivor plant is one of the largest dam-based hydroelectric plants in Colombia and represents about 8.0% of the country’s total installed capacity. The Chivor plant, which is located on the Batá River, 160 km northeast of Bogotá, has been in continuous operation since 1977 and averaged 93.66% availability during the 1997-2002 period. Forced non-availability (that is, interruptions for unscheduled maintenance or repair) averaged 0.42% during the 1997-2002 period. The main facilities of the plant, in addition to the eight generators, consist of a reservoir with maximum useful water volume of 617 MMm3, a main dam and two additional diversion dams. The following table shows Chivor’s energy sales during the last three years, broken down into sales to distribution companies, sales on the spot market and production required to regulate the frequency of the grid:

Market	2000		2001		2002
	GWh	%	GWh	%	GWh	%
Distribution	2,044.5	42.5	2,109.5	45.2	2,491.2	39.3
Spot Market	2,304.5	47.9	1,827.5	39.2	3,677.8	58.0
Grid Regulation	465.9	9.7	729.9	15.6	169.8	2.7

Total Chivor	4,814.9	100.0	4,666.9	100.0	6,338.8	100.0

In order to reduce the high generation costs associated with excess capacity the Company filed an application with the CREG to decommission on a temporary basis two of its eight units, which represents a total of 250 MW. The measure became effective on August 7, 1999 and was renewed yearly until May 2002, when both units re-commenced commercial operation, as a result of improved economic viability caused by the elimination of transmission costs in January 2002.

Argentina

Regulatory Framework. The regulatory framework of the Argentine electricity industry is similar to the Chilean regulatory system. Production scheduling and prices are both based on a competitive generation market. Distribution companies and other large users purchase electricity (both capacity and energy) on the spot market (at a spot or seasonal price) or through long-term contracts on the Wholesale Electricity Market, or the “WEM”.

On the spot market, prices are based on the short-term marginal cost of the system and depend on supply, demand, available capacity, the marginal cost of each unit, reservoir levels and fuel costs (natural gas, fuel oil, gas oil or coal), among other factors. The seasonal price (at which most distribution companies purchase energy) corresponds to the average expected spot price for the following six months. This price is calculated by the Wholesale Electricity Market Management Company, “CAMMESA”, and approved by the Secretary of Energy of Argentina. The seasonal price is the price paid on the spot market by distribution companies for electricity requirements that exceed their supply contracts.

In the long-term contract market, the parties are free to negotiate conditions, schedules, volumes and prices. Distribution companies and other large users that have entered into supply contracts with generation companies pay the contract price. Generators, distributors and large users sell or buy energy in excess of contracted amounts on the spot market.

Our Investments in Argentina. Until year 2000 we played an important role in the Argentine electricity sector, where we held interests in Central Puerto and Hidroeléctrica Piedra del Aguila S.A. (“Piedra del Aguila”) in the generation sector, with a total installed capacity of 3,565 MW. In 2001, AES Gener sold its 63.94% direct and indirect interest in Central Puerto and its participation in Hidroneuquén, the owner of Piedra del Aguila. Currently, the Company’s only investment in Argentina is the InterAndes Project.

InterAndes Project. This project began commercial operations on April 13, 2000 and consists of: (1) a 642.8 MW combined-cycle natural gas-fired generating facility, Central Salta, operated by TermoAndes, an Argentine subsidiary of AES Gener and (2) a transmission line of 345 kV operated by InterAndes in Argentina, also an Argentine subsidiary AES Gener, and by AES Gener in Chile which connects the generating unit to the SING, an area where the largest mining consumers in the north of Chile are concentrated. The TermoAndes plant was built in two stages. The first two units, which have a total capacity of 417 MW, started their testing period in April 1999 and started commercial operations in open cycle in December 1999, and the second stage was completed when these units began to operate in combined cycle together with the third unit on April 13, 2000.

While this project was originally designed to supply electricity to the SING, the construction of two unaffiliated natural gas pipelines that connect northern Argentina with northern Chile and their related new generation plants has led to an oversupply of electricity in the system. Based on this, an impairment test for TermoAndes was performed which did not result in an impairment loss. To date, in 2000 and 2001, we have invested US$ 15 million in additional infrastructure to permit the sale of excess energy into the Argentine system. In August 2002, Argentina’s electric regulatory agency, ENRE, authorized TermoAndes to connect 203 MW of its installed capacity to the national grid. However, given the difficult economic situation that Argentina continues to face, connection to the Argentine grid is not projected in the short-term.

The Centro de Despacho Económico de Carga del SING (“CDEC-SING”) has the authority to determine the maximum level of dispatch for each independent unit between 150 MW and 270 MW. This limit for combined cycle plants like TermoAndes had previously been set at 180 MW. In 2002, this limit was increased to 220 MW during peak hours, as ratified by the Board of Directors of the CDEC-SING on May 9, 2002. This measure is part of the “Short Term Operational Reliability Plan” adopted by the CDEC in order to minimize the risk of energy failures in the SING, which in the past has been affected by black outs sanctioned by regulatory authorities. It is not clear what effect an eventual variation of such limitation would have on our business operations and financial condition.

AES Gener, as an individual entity, entered into an agreement to purchase 100% of the capacity and energy of TermoAndes, for which we are obligated to make minimum capacity and energy payments in amounts sufficient, among other things, to service the US$ 257.0 million of debt securities issued by TermoAndes and InterAndes to finance the project, as described below. We have already entered into long-term supply contracts with two mining companies in the SING, Zaldívar and Lomas Bayas, for a total of 110 MW of the capacity that is being supplied by TermoAndes, and during 2002, we supplied these customers with approximately 688 GWh.

We financed this project through equity contributions of approximately US$146.9 million, the issuance by TermoAndes and InterAndes of US$257.0 million aggregate principal amount of floating rate notes (“TermoAndes and InterAndes Notes”) with maturities ranging from 2002 to 2007 and a US$18 million loan from Argentine banking institutions, which will principally be used to pay our value-added tax obligations. TermoAndes and InterAndes Notes are secured by substantially all the assets of TermoAndes and InterAndes, including our obligations to purchase capacity and energy pursuant to our power purchase agreement with TermoAndes. Up to US$ 236 million of the notes, which accrue interest at a floating rate, are hedged with a swap that fixes the rate at 6.36%.

Additionally, US$ 82 million of TermoAndes and InterAndes Notes are subject to a put option executed in 1998 which permits Bank of America N.A. (“Bank of America”), the holder, to require AES Gener to purchase the notes at par value plus accrued interest under certain defined circumstances. The put agreement was assigned to Energy Trade by AES Gener, with full guarantee by AES Gener, in April 2000. It was again modified by the “Amended and Restated Put Agreement” in September 2002, and in parallel, a “Purchase Agreement” was executed by AES Gener and Bank of America.

Under the terms of the Purchase Agreement, AES Gener agreed to pay principal of US$ 20 million in 2002 and will continue to make quarterly principal installments of US$ 7.9 million until September 2004, assuming that we do not sell our share in the Itabo generation facility in the Dominican Republic prior to payment of the final installment. If our share in Itabo is sold, the Company must prepay US$ 25 million, and the quarterly installments will be adjusted, taking into consideration that the final amortization must be made in June 2004. The Company made its first amortization payment to Bank of America for $7.9 million in March 2003. In accordance with the provisions of the Amended and Restated Put Agreement, Bank of America may exercise its put right at any time prior to payment of the final installment of the Purchase Agreement, if there is a default under the terms of the TermoAndes or InterAndes Notes, an acceleration of the TermoAndes or InterAndes Notes or a default under the Purchase Agreement.

Dominican Republic

Regulatory Framework. With regard to regulation in the Dominican Republic, the government initiated a capitalization program to encourage private investments in state-owned electric companies in 1998. In July 2001, Law N° 125 was enacted to define the legal framework for the electric sector, and in July 2002, the executive branch passed the regulations for implementation of the law. The law and its regulations are designed with the objective of meeting the country’s energy consumption needs through governmental energy institutions namely, the National Energy Commission (“NEC”) and the Superintendency of Electricity (“Superintendency”). The principal role of the NEC is to develop regulations and policies and to promote investments, acting as advisor to the executive branch. The Superintendency’s duties include the setting of tariffs, processing of permits, supervision of compliance and the prevention of monopolistic activity in areas where competition is required. The new law and its regulations establish that generation, transmission and distribution companies, as well as self-producers and cogenerators that sell surpluses to the system, be members of an organization that coordinates the operation of facilities and transmission and distribution systems.

Our Investments in the Dominican Republic. On May 13, 1999, a consortium composed of AES Gener and an affiliate of Coastal Corporation of the United States was the successful bidder for a 50% interest in Itabo, a company formed as part of the Dominican Republic’s program to privatize its electricity sector. Currently, the ownership of Itabo is composed of: AES Gener with 25.01%, Coastal Itabo Ltd., a subsidiary of El Paso Energy International with 24.99%, the Dominican government with 49.98% and the remaining 0.02% is owned by the employees of the former state-owned company. AES Gener has the right to designate the president and a majority of the directors of the holding company formed to own the consortium’s investment in Itabo. For certain significant actions, the approval of both members of the consortium is required.

As part of the Company’s efforts to focus on its core business in Chile, our participation in Itabo was identified as a potential asset sale and discussions were held with interested parties in 2002, however, an agreement has not been reached as of May 30, 2003.

Itabo owns six thermoelectric generation facilities located near Santo Domingo with approximately 586.5 MW of installed capacity, but only three of these units (approximately 432.5 MW) are currently in commercial operation, and the others have been decommissioned based on their low level of efficiency. The consortium acquired its 50% interest by purchasing newly issued shares from Itabo for a purchase price of US$ 178 million. With these funds, Itabo prepaid US$ 65 million of debt and used the remaining portion for the rehabilitation of some units and the construction of a coal unloading port.

Itabo holds contracts for approximately 250 MW, with an option for an additional 50 MW, with three local distribution companies, Empresa Distribuidora del Sur and Empresa Distribuidora del Norte, both subsidiaries of Unión Fenosa, and Empresa Distribuidora del Este, a subsidiary of AES Corporation. In October 2001, Itabo and the distribution companies extended the term of the original agreements from 5 to 15 years. Additionally, in November 2001 Itabo entered into an agreement with an industrial client to supply 2 MW of capacity for the next three years.

During 2002, Itabo supplied the Dominican Republic with 1,214 GWh, representing 19% of the Dominican system’s total production. Generation by Itabo decreased by 30% from 2001 to 2002, primarily due to the fact that steam unit Itabo II was out of service for rehabilitation from June 2001 until July 2002. The rehabilitation process permitted the unit to increase its available capacity from 80 MW to 128 MW and additionally, provided it with dual fuel capability, or the ability to burn coal or fuel-oil indifferently. As of June 15, 2002, Itabo I was taken out of service to be submitted to a similar rehabilitation process. When the process is completed, Itabo I will have available capacity of approximately 132 MW (an increase of 32 MW from the current level of 100 MW) and will also be able to burn either coal or fuel-oil. The benefits from the rehabilitation process include an increase in available capacity, higher levels of efficiency and a reduction in production costs, which allows them to be dispatched as base load plants.

Itabo removed six of its generation units (Santo Domingo V and VIII, Los Mina I and II and Timbeque I and II), representing approximately 150 MW in installed capacity, from commercial operation in 2002. Two of these units are steam units, and the remaining four are gas turbine units. The decommissioned facilities are older inefficient units with low production and dispatch levels and received low firm capacity remunerations which did not contribute to Itabo’s commercial margin. The removal of these units, together with the rehabilitation of Itabo I, reduced the available capacity to approximately 285 MW as of December 31, 2002. Available capacity will increase to around 432 MW in 2003 when Itabo I is returned to service.

Significant progress was made in the construction of Itabo’s fuel unloading port during 2002, and the project’s completion is scheduled for the second half of 2003. The port facility will have the capacity to unload 1,600 metric tons per hour, allowing the entrance of Panamax ships (with higher capacity). It will also lead to an important reduction in fuel transportation costs and frequency, considerably reducing the unloading time for each vessel. The port also creates a new business opportunity through the potential provision of service to third parties.

Non-Electric Businesses

Natural Gas Transportation and Distribution

We own 13% of each of GasAndes Argentina and GasAndes Chile, which together in August 1997 began to operate a pipeline that connects the Argentine national gas system in the province of Mendoza, Argentina with the Santiago Metropolitan Region in Chile. The pipeline is 463 km long and has a current capacity of approximately 10.0 MMm3 per day. In 2003, we initiated discussions to sell our interest in GasAndes Chile and GasAndes Argentina..

Imports and Sales of Coal and Our Use of Fuels

As Chile’s largest thermoelectric generation company, we require large quantities of coal for our plants. In addition, we are currently Chile’s largest coal importer, which enables us to negotiate attractive prices and to directly arrange transport and delivery of coal. We have taken advantage of our position in Chile to market coal to third parties. We estimate that our market share in the bituminous coal market for the industrial sector in Chile was approximately 75% in 2002.

In 2002, we bought 796 thousand tons of coal directly from foreign suppliers located in Indonesia (66%), Canada (18%) and New Zealand (17%). These suppliers provide us with coal of proven and consistent quality. In comparison with 2001, coal purchases decreased by 39% in 2002, which is explained by the use of stock piled coal by the Company during the year and lower expected dispatch of our coal-fired plants due to more humid hydrological conditions in the SIC. The following table contains information regarding our coal sales and consumption in 2002:

	Thousands of Tons	Millions of Ch$
AES Gener consumption	184		5,884
Sales to equity method investees	212		4,532
Sales to third parties	434		17,027

Total	830	Ch$	27,443

As the principal thermoelectric generator in Chile, we require large volumes of fossil fuels for our business activities. In addition to our own consumption of coal, during 2002 we sold coal to our equity method investee, Guacolda, as well as other industrial customers. Sales to Norgener are made at cost and we sold coal to Guacolda after being selected in an international coal supply bid process held by the company. In 2002, AES Gener’s Ventanas power plant burned 68,518 metric tons, and in the SING, Norgener burned 115,677 metric tons.

In addition to coal, we sometimes use petroleum-based fuels such as natural gas, diesel and fuel oil for our thermoelectric operations. Our Nueva Renca combined cycle facility in Chile utilizes natural gas originating in Argentina.

In 2002, this plant consumed a total of 392,301 thousand cubic meters of natural gas.

Our subsidiary Energía Verde uses forestry waste as fuel, which is supplied by neighboring paper pulp companies under long-term agreements. During 2002, Energía Verde generated approximately 68 GWh in addition to the 996,786 tons of steam supplied to several sawmills and pulp and paper companies in south-central Chile.

Coal Mining

We own one coal mine concession in Colombia, Compañía de Carbones del Cesar Limitada, which was incorporated as our 100%-owned subsidiary in September 1997. This company was formed to mine a coal deposit at La Loma, Department of El Cesar, in northeastern Colombia. Currently, this company is in the process of being sold.

Oil

In December 1998, AES Gener acquired six oil and gas exploratory concessions (in Argentina and Chile) from Cordex Petroleums Inc. In Argentina, OilGener Argentina Ltd. operates one concession in the Austral Basin and holds two exploratory areas in the Neuquén Basin. In southern Chile, the Fell Block area was operated through a joint operation agreement between AES Gener and state-owned oil company ENAP (55% controlled by AES Gener). The assets of OilGener Inc. (USA) and the Fell Block, along with OilGener Argentina Ltd., were sold in November 2002 to Energy Holdings LLC for which we recorded a loss of Ch$ 8,326 million in 2001, equal to 100% of the book value of these assets, and an additional loss of Ch$ 4,616 million in 2002, which was associated with previously committed capital contributions made during 2002.

Explotaciones Sanitarias S.A. and Ecogener S.A.

Explotaciones Sanitarias S.A., holds a concession for the treatment and distribution of drinking water and sewage collection and treatment in Quilicura, an industrial zone located in the Santiago Metropolitan Region. Ecogener S.A. was formed primarily to provide liquid industrial waste removal services in the industrial area of Quilicura. We sold our 51% interest in both of these companies in November 2002 for 220,000 UF to Inversiones Residuos y Tratamientos S.A., and we registered a loss of Ch$ 1,451 million on this sale. In U.S. GAAP an impairment loss amounting to Ch$ 1,576 million had been recorded prior to the sale as of December 31, 2001.

General Electric Joint Venture (SIGEN S.A.)

In October 1998, we formed a joint venture with an affiliate of the General Electric International Benelux B.V., or “GE”, to operate and service thermoelectric power plants throughout Latin America. In January 2002, we sold our 40% interest to GE, which transaction did not have a significant impact on our results for the year ended December 31, 2002.

Regulation of Electricity Generation in Chile, Colombia, Argentina and Dominican Republic

Chile

The electricity sector in Chile is regulated by the Electricity Law, which was originally enacted in 1982. Under the Electricity Law, the generation, transmission and distribution of electricity is supervised by the NEC and the Ministry of Economy acting through the NEC with respect to price setting and the Superintendency of Electricity and Fuels with respect to operational and technical issues. The Ministry of Economy regulates the granting of concessions to generation companies for hydroelectric facilities and to distribution companies for distribution networks. Concessions are not required for thermoelectric power plants. The NEC, through the application of certain tariff formulas set forth in the

Electricity Law, calculates regulated prices for electricity sales to certain end users. The operation of electricity generation companies in each of the two major interconnected electricity systems in Chile, the SIC and the SING, is coordinated by independent dispatch centers, known as CDECs, in each of the two systems. The SIC and the SING are intended to be near-perfect markets for the operation of electricity producers in which the lowest cost producer is used to satisfy demand before the next lowest cost producer is dispatched. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible cost of production available.

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

The following discussion of the Electricity Law and the tariff-setting process focuses principally on the generation-transmission sector and is not a complete description. Although the regulatory scheme governing the electricity sector has remained relatively unchanged since its adoption in 1982, it is subject to legislative review and amendment from time to time. In May 1999, Congress passed a law amending both the Electricity Law and the law that created the Superintendency of Electricity and Fuels. (See below “Item 4. B. Business Overview-Regulation of Electricity Generation in Chile, Colombia, Argentina and Dominican Republic-Proposed Amendments”).

Summary of National Energy Policy. The organization and operation of the electricity sector in Chile is intended to support the overall energy policy of the country, which seeks to achieve the greatest practical benefit by establishing conditions for economically efficient investment and operation and which relies principally on the private sector.

The basic strategy of Chile’s energy policy, as applied to the electricity sector, is to:

•	develop energy sources at the lowest aggregate cost, taking into account both investment and operating cost, as well as supply constraints;

•	achieve an adequate and reliable electrical power supply, balancing the costs of a constrained supply against the capital and operating costs of creating new capacity;

•	assure an efficient and economic mix of energy sources (thermoelectric and hydroelectric) within the electricity sector; and

•	maintain a stable and predictable regulatory scheme that will provide the necessary incentives for development of privately-owned generation and distribution companies in a competitive environment.

Under the policy, the role of the state in the electricity sector is principally three-fold:

•	to oversee development through planning and coordination of private sector initiatives and granting concessions and permits;

•	to supervise the operation of the tariff-setting system established by the Electricity Law; and

•	to promote or develop projects deemed to be of national importance that do not attract sufficient private sector investment.

Electricity Sales by Generation Companies. Under the Electricity Law, generation companies may sell capacity and energy:

•	to distribution companies;

•	directly to certain large customers; and

•	to other generation companies.

Sales may be made pursuant to short or long-term contracts or on a spot basis. Generation companies are free to determine whether and with whom to contract, the duration of contracts and the amount of electricity to be sold.

Sales to Distribution Companies. Most sales of electricity to distribution companies are regulated. Under the Electricity Law and relevant regulations, all sales of electricity to distribution companies for resale to regulated customers, principally those customers which require 2,000 kW or less of installed capacity, must be made at the node prices then in effect. Node prices for capacity are based on the annual cost of installing a new diesel fuel gas turbine generation facility. Node prices for energy are calculated based on the projected short-term marginal cost of satisfying the demand for energy at a given point in the relevant interconnected system over the next 48 months in the SIC and the next 24 months in the SING on an expected value basis. In order to determine the cost of energy, a tariff formula is used which takes into account projections of the principal variables in the cost of energy at each substation in the system over the relevant time period, including:

•	projections of growth in demand;

•	reservoir levels, which are important in determining the availability and price of hydroelectric energy;

•	fuel costs for thermoelectric generating facilities;

•	changes in foreign currency prices relevant to raw materials;

•	planned maintenance schedules or other factors that would affect the availability of existing generating capacity;

•	scheduled new additions to generating capacity and the transmission system; and

•	historic hydrological conditions from forty different years.

These marginal cost projections assume efficiency in operations and future investment.

The Electricity Law requires that the difference between node prices and the actual prices charged to unregulated customers in the prior six-month period not, on average, exceed 10%. If node prices, as calculated by the NEC, do not meet this requirement, the node prices will be adjusted upward or downward so that the difference between such prices is 10%.

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

Contractual Sales to Unregulated Customers. Contractual sales of capacity or energy to other generation companies and other customers with more than 2,000 kW of capacity demand, whether directly by a generation company or through a distribution company, are not regulated. These customers are free to negotiate prices and may purchase the capacity or energy directly from generation companies or from distribution companies pursuant to short or long-term contracts.

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

Sales to Other Generation Companies in the Spot Market. Spot sales of capacity and energy between generation companies are also regulated by the Electricity Law. These sales are made at the “system marginal cost” of the interconnected system in which the companies are located. System marginal costs are set twice a year in the case of sales of capacity and each week (with daily review) on an hourly basis in the case of sales of energy. In each case, system marginal costs are set by the relevant CDEC. The system marginal cost for capacity is based on the cost of installing a new diesel fuel gas turbine generation facility. The system marginal cost for energy is based on such factors as demand projections, reservoir levels, fuel costs for thermoelectric generating facilities, maintenance schedules and other factors that would affect the availability of existing capacity during the week.

The following graph sets forth the relationship between the node price and system marginal cost for energy in the SIC in the 1990-2002 period:

Node Price and System Marginal Cost in the SIC

(in US$/MWh)

The following graph sets forth the relationship between the node price and system marginal cost for energy in the SING in the 1993-2002 period:

Node Price and System Marginal Cost in the SING

(in US$/MWh)

Electricity Sales by Distribution Companies. In 2002, 50% of our total volume of sales of energy in Chile were to distribution companies. Under the Electricity Law, distribution companies may sell capacity and energy to large customers, customers with a capacity demand of more than 2,000 kW and certain other short-term or special customers at unregulated prices. All other sales must be at regulated tariffs. These tariffs, which vary among distribution companies and among customers of a given distribution company, are based on factors such as level of usage, variability of usage and proximity to generation facilities. They are calculated by adding a distribution charge, called the value added in distribution, which reflects the assumed costs incurred in distribution, to the applicable node prices charged by the generation company.

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

The amended Electricity Law requires that, during rationing periods dictated by decree from the Ministry of Economy, any system shortage or deficit is to be distributed proportionally among generation companies, regardless of each company’s actual generation levels and contractual commitments. The amendments also require generation companies with supply deficits to pay generators with supply surpluses for energy transfers valued at the system marginal cost which is equal to the unserved cost of energy during shortages. Generation companies, in turn, must compensate their regulated customers for energy deficits in an amount equal to the difference between the unserved energy cost and the effective node price of energy. Finally, distribution companies are required to pass on all compensation received to their regulated customers. The amended Electricity Law provides that a generator cannot fail to meet its payment obligations by claiming that a drought situation is a force majeure event. In addition, those amendments to the law creating the Superintendency of Electricity and Fuels expand the powers granted to this regulatory agency, most notably in connection with the authority to impose fines for certain infractions of the law and to compensate consumers for energy supply failures.

A new regulation under the Electricity Law was officially promulgated by the Ministry of Mining and published in the Official Gazette on September 10, 1998. It became partially effective 60 days later. The regulation makes certain technical changes to the existing regulations and related statutes. The purpose of these changes is principally to clarify existing procedures and resolve differing interpretations of the regulations. The changes include establishing an independent CDEC in all interconnected systems, separating more distinctly electricity transmission from electricity generation, revising the toll system for transmission lines, establishing a new quality of service standards and increasing participation in the CDECs.

Proposed Amendments

In May 2002, the Ministry of Economy, Development and Reconstruction sent to Congress a bill known as the “Ley Corta” or “Short Law”. This bill proposes amendments to the existing Electricity Law, principally in relation to tolls charged for the use of high voltage and distribution transmission systems, the determination of the bands between unregulated and regulated prices and the pricing mechanism for medium-sized electric systems.

Since the proposed amendments were submitted to Congress in May 2002, numerous discussions have been held both within the government and with the private sector regarding the proposal, particularly with regard to the transmission related issues. The government has indicated that the original proposal will be modified in some manner, but no definitive new proposal has been revealed. Thus, the effect of these proposed changes on the Company is still uncertain.

AES Gener has actively participated in the analysis and discussion of this bill, making proposals that, if implemented, we believe will improve it. Specifically, we have focused on the transmission system issues, attempting to avoid that eventual structural changes alter the adequate existing transmission pricing signals, including the optimal localization of future generation projects in the country. We have also proposed that the government’s participation in planning not be increased.

As of May 31, 2003 the bill was still being processed by the corresponding governmental organizations.

Colombia

The Colombian electricity sector is comprised of 67 electric generation companies, 12 national transmission companies, 77 local and regional distribution companies and 123 licensed wholesale electricity traders.

Almost all the electricity used in Colombia is generated domestically, principally by hydroelectric plants. In addition, Colombia’s national transmission network is interconnected at three points to the Venezuelan grid and at two points to the Ecuadorian grid. In March 2003, operation of the second interconnection project with Ecuador was initiated, and the new line of 230 kV is expected to supply approximately 2% of Colombia’s electricity demand in the year 2003. Generally, electricity is delivered to end users through the local distribution companies’ networks, although some large consumers of electricity have direct connections to regional transmission networks or the national transmission network.

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

Since 1991, the Colombian government has sought to restructure the electricity sector, seeking to reduce administrative inefficiency in electric enterprises, establish a rational tariff structure to allow energy companies to recover the true economic cost of electric services, strengthen the finances of electric enterprises and establish a framework for the participation of private entities in the energy sector.

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

The Electricity Market. Substantially all the electricity generated in Colombia is initially purchased from generators on a wholesale, unregulated basis by licensed electricity traders. Many of these traders are themselves generators that are required to purchase electricity from other generators in order to meet their delivery commitments to customers. In addition to traders, several industrial electricity end users purchase electricity directly from generators. All these initial purchases, as well as any subsequent sales among traders, are made at unregulated, market-driven prices. All of these purchases are conducted on the Major Electricity Market, or MEM, which began functioning in July 1995. Purchases on the MEM are made on a spot basis through the wholesale power market, the Bolsa de Energía (the “Energy Exchange”), although the effective cost to the purchaser is usually modified under long-term hedging contracts entered into between traders and generators. These contracts covered approximately 99% of the total demand in 2002. During 2002, the spot price of electricity on the Energy Exchange averaged Col$ 48.68 in 2002 and ranged from Col$ 35.02/kWh to Col$ 64.27/kWh during the year.

Sales by electricity traders to most end users are made through local distribution systems at prices set by the CREG. Certain end users, currently including users with more than 0.1 MW or 55 MWh/month of installed capacity, purchase electricity at market-determined prices.

The following graph sets forth the average Energy Exchange prices on Colombia’s electricity grid, the National Interconnected System, or SIN, in the 1995-2002 period. The spot price on the Energy Exchange is set hourly and equals the price at which the last generator was dispatched to produce electricity during that hour.

Average Energy Exchange Prices in the SIN

(in mills/kWh)

Demand. Approximately 94% of Colombia’s urban population and 58% of its rural population have electricity service. During the period from 1980 to 2002, electricity demand grew at a compounded annual growth rate of 3.9%, from 19,533 GWh in 1980 to 44,811 GWh in 2002. By comparison, Colombia’s gross domestic product grew at a compounded annual growth rate of 3%, and its population grew at a compounded annual growth rate of 2.5% over the same period. Colombia’s electricity demand has increased steadily since 1980, with the exception of decreases in consumption in 1992 which resulted from rationing during a drought and in 1999 because of a decrease in gross domestic product that year.

Supply. Electricity generation in Colombia has more than tripled over the past 21 years. In 1980, installed generating capacity was 4,108 MW, approximately 71% hydroelectric and 29% thermal. By 2002, installed generating capacity had grown to 13,489 MW, approximately 67% hydroelectric and 33% thermal. The following table illustrates the total amount of electricity generated in Colombia for the periods indicated:

	Year Ended December 31
	1998	1999	2000	2001	2002
Total GWh	43.952	41.795	42.460	43.379	44.811
Hydroelectric	69.6%	80.1%	75.4%	75.5%	77.8%
Thermoelectric	30.4%	19.9%	24.6%	24.5%	22.2%

Total generation capacity is expected to increase by 1,065 MW during 2003 according to estimates of the Unidad de Planeación Minera y Energética (the Mining and Energy Planning Agency, or the “UPME”). To satisfy demand for the period from 2004 to 2010, it will be necessary to install additional capacity between 1,232 and 2,172 MW, depending on demand growth assumptions.

Laws and Regulations. The Colombian Constitution provides that it is the government’s duty to ensure that public services are made available in an efficient manner to all of the country’s inhabitants. Law 142 provides a broad regulatory framework for the provision of residential public services, including the distribution of electricity, gas, water, sewage and telecommunications, and Law 143 provides the regulatory framework for the generation, trading, transmission and distribution of energy. Resolutions promulgated by the CREG address the general principles set forth in Law 142 and Law 143.

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

Functional Separation. Prior to the passage of Law 143, the Colombian electricity sector was extensively vertically integrated. Under Law 143, generation, trading, transmission and distribution of electricity have begun to be separated and are subject to distinct regulatory regimes. Most companies that were vertically integrated at the time Law 142 became effective may continue to engage in various sector activities but must keep separate accounting records of each business activity. Companies that did not engage in both generation and distribution at the time the electricity sector was restructured are currently prohibited from engaging in both activities. Any company may enter the transmission business. In addition, the participation by all electric sector companies in other companies within the sector is limited. For example, a generator may not own more than 25% of the effective installed generating capacity in Colombia, and individual distributors or traders may not account for over 25% of distribution capacity.

Regulatory Authorities. The electricity sector is under the jurisdiction of the Ministry of Mines and Energy, which defines the government’s policies for the energy sector. This duty is carried out in collaboration with several other government agencies. Listed below are the principal governmental organizations involved in the regulation of the electric sector and their responsibilities.

Ministry of Mines and Energy. The MME is responsible for the overall policy-making and supervision of the electricity sector. It regulates generation, transmission, trading, interconnection and distribution and approves generation and transmission programs. The MME delegates direct supervisory authority over the electricity sector to a number of agencies under its control, including the CREG and UPME.

CREG. The CREG is a special administrative unit of the MME created in 1994 whose membership consists of the Minister of Mines and Energy, the Minister of Finance, the Director of the Department of National Planning and five experts appointed by the President for four-year terms. Approval of CREG resolutions requires a favorable vote by either: (i) a majority of the experts and one other member or (ii) both ministers, the Director of the Department of National Planning and two experts.

The following functions have been assigned to the CREG by Laws 142 and 143:

•	establishment of the conditions for gradual deregulation of the sector towards an open and competitive market;

•	approval of connection and usage tariffs for the transmission and distribution of electricity;

•	establishment of the methodology for calculating tariffs for the regulated market;

•	definition of the regulated and unregulated end-user markets;

•	establishment of regulations for the planning and coordination of the operation of the National Transmission System;

•	establishment of the technical criteria relating to quality, reliability and security of supply; and

•	protection of the rights of consumers.

The CREG performs its functions by issuing Operational Regulations and Resolutions. The CREG’s Operational Regulations and Resolutions do not require congressional approval.

UPME. The UPME is the special administrative unit of the MME which is responsible for preparing the National Energy Plan and the Electric Sector Reference Expansion Plan for Ministry approval. The UPME prepares these plans in consultation with representatives of the transmission, distribution and generation industries by determining the overall energy requirements of the Colombian population and the most efficient way to satisfy national demand.

SSP. The Superintendency of Residential Public Services, the SSP, is provided for in the Colombian Constitution and possesses supervisory authority over all public service companies, including those companies involved in the electric sector. The SSP monitors the quality and efficiency of all public service companies and may impose sanctions provided for in Law 142 on electric sector companies for nonpayment and violations of the Code of Operations and for noncompliance with any of the resolutions of the CREG or the UPME or the provisions of Laws 142 and 143. To date, the SSP has not imposed any penalty on Chivor.

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

Argentina

The Argentine electricity industry was restructured in 1992 as a result of the government’s privatization program. A new framework, similar to the Chilean regulatory system, was established to regulate the generation, transmission and distribution of electricity. The Argentine electricity industry is currently regulated by the ENRE, which operates under the supervision and rules and regulations of the Secretariat of Energy, the Ministry of Economy and the Executive Office. The ENRE is responsible for enforcing compliance with the provisions of the regulatory framework and the applicable concessions. Previously, all such functions were conducted by the Argentine government through the Secretary of Energy. The new structure of the electricity industry separates the activities of generation, transmission and distribution.

The Argentine electricity industry is divided into the Sistema Interconectado Nacional (National Interconnected System or “SIN”), and the Sistema Interconectado Patagónico (the Patagonian Interconnected System). Under the new framework, generation companies sell their electricity to distribution companies and other large users in the competitive wholesale electricity market through supply contracts or in the spot market at prices set by CAMMESA. The operation of the wholesale electricity market is the responsibility of CAMMESA. CAMMESA’s participants include generation, transmission and distribution companies and large users through their respective industrial associations, and its President is the Secretary of Energy.

Most of the electric transmission system in Argentina has been privatized and is currently operated by Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. Three other companies own most of the remaining transmission system. Transmission companies have specific obligations and rights by law. They are required to provide third parties open access to available transmission capacity, prohibited from generating, buying or selling electricity and authorized to charge a toll for transmission services. The cost of transmission in Argentina charged to generation and distribution companies and large users consists of a charge for transportation of energy across the system, a charge for connection to the system, and a charge for line availability.

Within Argentina’s SIN, all generation companies pool electricity in a wholesale electricity market. Electricity is purchased from participants in the pool by distribution companies and other large users at the contractual, seasonal or spot price. The contractual price is paid by distribution companies and other large users that have entered into supply contracts with generation companies. Large users who contract directly with generation companies must also pay the distribution companies a toll for distribution. The seasonal price is the generation price passed through by distribution companies to regulated customers. It is a fixed price reset every three months by CAMMESA and approved by the Secretary of Energy, and it is supposed to represent the average expected spot prices for the next three months plus a correction for the difference between the current average spot price during the last three months and the previous seasonal price. The spot price is the price paid by other generation companies for energy dispatched under CAMMESA’s direction as discussed in the immediately succeeding paragraph and for electricity required by CAMMESA to maintain adequate reserves. The hourly spot price paid for energy reflects the marginal cost of generation according to the values declared by generators.

The actual operation of CAMMESA involves the dispatch of generating resources without regard to contracts between generation companies and distribution companies or large users. Consequently, a generation company’s capacity may be dispatched to provide more or less energy to the pool irrespective of its contractual commitments. Under these circumstances, the generation company will be obligated to buy or sell excess energy from or to the pool at spot prices.

Upon conclusion of the sale of our investments in Central Puerto and Piedra del Aguila in 2001, our participation in the Argentine market is limited to the operations of TermoAndes and InterAndes, which are connected to the Chilean system and do not currently sell to the Argentine market. In August 2002, Argentina’s electric regulation agency (ENRE) authorized TermoAndes to connect 203 MW of its installed capacity to the national grid. However, given the critical situation that Argentina continues to face as of December 2002, the management of the Company believes it would not be desirable to connect to the Argentine system until the political, regulatory and economic situation demonstrates sufficient evidence of recovery or improvement.

Dominican Republic

After several attempts to restructure and privatize the electricity sector, in March 1998, the Dominican government approved a decree that enabled capitalization through privatization. The capitalization decree transferred the ownership of previously state-owned enterprises to the private sector by offering 100% management control in exchange for a 50% equity capital participation.

In July 2001, the government passed Law N°125 to define the legal framework for the electric sector, and in July 2002, the executive branch passed the regulations for implementation of the law. The law and its regulations are very similar to those in effect in Chile and were designed with the objective of meeting the population’s energy consumption needs through two governmental institutions, the National Energy Commission (“NEC”) and the Superintendency of Electricity (“Superintendency”). The role of the NEC is to develop and coordinate regulations, propose and adopt policies, design plans for the adequate operation and development of the sector and ensure that they are complied with, and promote investments, acting as advisor to the executive branch. The Superintendency’s duties include the setting of tariffs, supervision of compliance with regulatory and technical rules related to electric generation, transmission and distribution and the prevention of monopolistic activity in areas where competition is required. The Superintendency also has responsibility for evaluating and processing permits for generation, transmission and distribution facilities.

The new law and its regulations establishes that generation, transmission and distribution companies, as well as self-producers and cogenerators that sell surpluses to the system, retain membership in the organization that coordinates the operation of the system’s electric installations. This coordinating organization, similar to the CDECs in Chile, is responsible for planning and coordinating the operation of generation units and transmission and distribution systems and additionally for calculating and valuing power transfers and promoting fair competition.

C.	Organizational Structure.

We are a holding company and operate some of our business through subsidiaries. As of December 31, 2002, the following charts present (1) our relationship with AES Corporation and (2) our corporate structure, the jurisdiction of incorporation of our subsidiaries and the approximate percentage equity ownership interest that we hold in those subsidiaries.

D.	Property, Plant and Equipment.

Our corporate headquarters is located in Santiago, Chile. The address is: Mariano Sanchez Fontecilla 310 – 3rd Floor and our telephone number is 562 686 8900. In addition to the generation plants described below, in Chile, we and our equity method investee, Guacolda, own about 1,327 km of high voltage transmission lines (transmitting voltage greater than or equal to 220 kV) and their corresponding substations.

AES Gener S.A.’s electricity generation facilities located in the SIC consist of four hydroelectric plants and four thermoelectric plants, including one gas turbine plant. Energía Verde, 100% owned by AES Gener S.A., also operates in the SIC, and its facilities consist of two thermoelectric co-generation units, one thermoelectric unit, two steam generation plants and one gas turbine. Energía Verde uses forestry waste to generate steam with a capacity of sixty tons of steam per hour. Sociedad Eléctrica Santiago, 90% owned by AES Gener S.A., has one combined-cycle plant and operates in the SIC. Norgener, 100% owned by AES Gener S.A., has two thermoelectric units operating in the SING. Chivor, 99.98% owned by Energy Trade, a 100% owned subsidiary of AES Gener S.A., is a 1,000 MW hydroelectric (dam-based) facility located in the SIN, the main Colombian interconnected system. TermoAndes, 100% indirectly owned by AES Gener S.A. owns one combined-cycle facility in the province of Salta in Argentina and supplies electricity to the SING.

The following table provides information related to our electricity generation operations from 1998 to 2002:

AES Gener Electricity Generation 1998-2002 as of December 31 of each year

	1998	1999	2000	2001	2002
AES Gener S.A.
Installed capacity (MW)	756	756	756	756	782
Number of plants	8	8	8	8	8
Energy generation (GWh)	3,583	3,565	2,648	2,052	1,715
Total energy purchases (GWh)	1,063	2,221	2,366	3,904	4,279
Total energy sales (GWh)	4,544	5,661	4,922	5,956	5,942
Losses + own consumption	102	125	98	79	52
Total sales + losses + own consumption	4,646	5,786	5,020	6,035	5,994
Percentage of total (power sales + losses):
Represented by own generation	77%	62%	53%	34%	29%

Norgener
Installed capacity (MW)	276	276	277	277	277
Number of plants	1	1	1	1	1
Energy generation (GWh)	1,840	1,277	511	61	284
Total energy purchases (GWh)	0	218	836	1,362	1,089
Total energy sales (GWh)	1,808	1,468	1,278	1,414	1,350
Losses + own consumption	32	27	52	7	23
Total sales + losses + own consumption	1,840	1,495	1,330	1,421	1,372
Percentage of total (power sales + losses):
Represented by own generation	100%	85%	38%	4%	21%

	1998	1999	2000	2001	2002
Energía Verde*
Installed capacity (MW)	32	32	32	37	42
Number of plants	3	3	3	4	5
Energy generation (GWh)	87	97	107	79	71
Total energy purchases (GWh)	203	118	149	168	227
Total energy sales (GWh)	200	213	256	245	291
Losses + own consumption	0	1	0	0	7
Total sales + losses + own consumption	200	214	256	245	298

Percentage of total (power sales + losses):
Represented by own generation	43%	45%	42%	32%	24%

Eléctrica Santiago
Installed capacity (MW)	379	379	379	379	379
Number of plants	1	1	1	1	1
Energy generation (GWh)	2,509	2,060	1,797	1,979	1,910
Total energy purchases (GWh)	0	443	741	809	812
Total energy sales (GWh)	2,507	2,482	2,522	2,751	2,720
Losses + own consumption	2	22	58	85	50
Total sales + losses + own consumption	2,509	2,503	2,580	2,837	2,770
Percentage of total (power sales + losses):
Represented by own generation	100%	82%	70%	70%	69%

TermoAndes
Installed capacity (MW)			643	643	643
Number of plants			1	1	1
Energy generation (GWh)			1,217	1,386	1,768
Total energy purchases (GWh)			0	3	43
Total energy sales (GWh)			1,131	1,353	1,686
Losses + own consumption			87	36	125
Total sales + losses + own consumption			1,218	1,389	1,811
Percentage of total (power sales + losses):
Represented by own generation			100%	100%	98%

Chivor
Installed capacity (MW)	1,000	1,000	1,000	1,000	1,000
Number of plants	1	1	1	1	1
Energy generation (GWh)	3,125	3,016	3,118	3,401	4,421
Total energy purchases (GWh)	1,702	1,480	1,822	1,592	2,312
Total energy sales (GWh)	4,827	4,496	4,940	4,664	6,339
Losses + own consumption
Total sales + losses + own consumption	4,827	4,496	4,940	4,992	6,733
Percentage of total (power sales + losses):
Represented by own generation	65%	67%	63%	68%	66%

*	Energía Verde’s installed capacity does not include 18.8 MW of electric equivalent capacity from steam plants.

Thermoelectric Facilities

The following table provides information related to AES Gener’s existing thermoelectric facilities in Chile and Argentina:

Name	Year Commissioned	Type of Unit	Fuel Sources	Number of Units	Installed Capacity (MW)	2002 Energy Generation (GWh)
Chile:
Ventanas	1964, 1977	Steam Turbine	Coal/Fuel/Oil	2	338.0	164.6
Renca	1962	Steam Turbine	Diesel	2	100.0	0.0
Laguna Verde	1939, 1949	Steam Turbine	Coal	2	54.7	0.3

El Indio	1990	Gas Turbine	Diesel	1	18.8	0.0

Total AES Gener S.A.				7	511.5	164.9

Norgener	1996, 1997	Steam Turbine	Coal/Fuel Oil	2	277.3	283.8

Total Norgener				2	277.3	60.7

Energía Verde*	1995, 1997	Steam Turbine	Forestry Waste	4	42.4	70.9

Total Energía Verde				4	42.4	70.9

Eléctrica Santiago	1995, 1997	Combined Cycle	Natural Gas	1	379.0	1.909.9

Total Eléctrica Santiago				1	379.0	1.909.9

Total in Chile				14	1,210.2	2,145.6

Argentina:
TermoAndes	2000	Combined Cycle	Natural Gas	3	642.8	1,768.3

Total in Argentina				3	642.8	1,768.3

Total Thermoelectric				17	1,853.0	3,913.9

*	Energía Verde’s installed capacity does not include 18.8 MW of electric equivalent capacity from steam plants.

Hydroelectric Facilities

The following table provides information concerning our existing hydroelectric generation facilities in Chile and Colombia:

Name	Year Commissioned	Type of Unit	River Source	Number of Units	Installed Capacity (MW)	2002 Energy Generation (GWh)
Chile:
Alfalfal	1991	Run-of-River	Colorado River	2	178.0	926.4
Queltehues	1928	Run-of-River	Maipo River	3	48.9	290.8
Maitenes	1923, 1989	Run-of-River	Maipo River	5	30.8	133.1
Volcán	1944	Run-of-River	Volcán River	1	13.0	201.3

Total AES Gener S.A.				11	270.7	1.551.5

Total in Chile				11	270.7	1,551.5

Colombia:
Chivor	1977, 1981	Dam-Based	Batá River	8	1,000.0	4,420.7

Total in Colombia.				8	1,000.0	4,420.7

Total Hydroelectric				15	1,270.7	5,972.2

All of our hydroelectric plants in Chile are run-of-the-river plants rather than dam based facilities. As a result, they depend on rainfall and melting snow to produce water flow. Even in drought conditions, run-of-the-river plants generally continue to operate, although at reduced capacity, while a dam-based plant may not operate due to the dispatching authority’s reluctance to use scarce water supplies.

The principal sources of water for our hydroelectric facilities located in Chile are the Colorado and Maipo Rivers, each located near our hydroelectric facilities. We have concessions under applicable Chilean law to use such water sources without charge for an indefinite period of time based on specified maximum levels that are adequate for our present needs. The Alfalfal, Maitenes, Queltehues and Volcán power stations maintained a high level of availability during the year 2002. However, our hydroelectric facilities have suffered damage in the past as a result of natural disasters such as floods and mud slides.

Our hydroelectric plant in Colombia, Chivor, is a 1,000 MW dam based facility which began service in 1977 with 500 MW and added an additional 500 MW of capacity in 1981. The main facilities of the plant consist of a reservoir with a maximum useful water volume of 617 MMm3, a main dam, two additional diversion dams, and a power house which consists of a plant with eight 125 MW generators. The plant is located approximately 160 km northeast of Bogotá, and its principal sources of water are the Tunjita, the Negro, the Rucio and the Batá Rivers, all of which provide water to the plant’s main reservoir, the Esmeralda Reservoir. Chivor has concessions under applicable Colombian law to use such water sources without charge. Both Colombian water rights concessions granted to Chivor are for fifty year terms. Resolution 282 expires in 2019, and Resolution 294 is effective until 2034. Each concession allows Chivor to use the water sources for the purpose of electricity generation and is renewable during the last year of each term.

New Planned Facilities

As detailed in the table below, in order to take advantage of expected growth in electricity demand, we plan to increase generation capacity in the SIC by 539 MW, with the execution of two development projects. The first project consists of the conversion of the existing Renca power plant located in Santiago to burn natural gas instead of fuel oil/diesel which will increase its current capacity from 100 MW to 237 MW. The other project is the construction of a 370 MW combined cycle power plant in the Sixth Region of Chile.

Location, Operating Company and Facility	Type of Unit	Capacity (MW)	Our Share of Capacity (MW)
Renca Plant Conversion(1)	Combined-Cycle	237	237

Combined-Cycle Plant	Combined-Cycle	370	370

Total of increase in all planned facilities (net)	Combined-Cycle	607	607

(1)	Increases the capacity of our existing Renca power facility from 100 MW to 237 MW.

Liens and Encumbrances

Our generation facilities and other properties are subject to a variety of liens and encumbrances in favor of our creditors, which have arisen in the normal course of business. The principal liens and encumbrances at December 31, 2002 were the following:

Name of Facility or Property	Name of Principal Creditor	Mortgage Value	Amount Owed to Creditor
		(Million US$)	(Million US$)
Chivor: Mortgage over land and constructions	Bank of America/syndicate	607.9	320.6

TermoAndes: Mortgage over generators, gas turbines and steam turbine	Deutsche Bank Securities Inc.	153.8	169.9

Norgener: Unit No. 2	Banco de Chile	96.6	43.5

Energía Verde: Mortgage over land and constructions	Scotiabank-Banco Crédito e Inversiones	22.7	25.0

Total		881.0	559.0

Government Regulation

In addition to regulation under laws governing the electricity sector, we are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile and the other countries where we operate, including labor laws, social security laws, public health and environmental laws, securities laws and antitrust laws. These include regulations to insure sanitary and safe conditions in our facilities.

For details concerning material legal or administrative proceedings pending against us with respect to regulatory matters, see Note 25.

Environmental Regulation

Although the regulation of matters relating to the protection of the environment is not as well developed in the countries where AES Gener operates as in the United States and certain other countries, Chile, Colombia and Argentina have numerous laws, regulations, decrees and municipal ordinances relating to environmental matters.

In March 1994, Law No. 19,300 was enacted by the Chilean Congress to regulate certain environmental issues, and in April 1997, regulations under this law were promulgated by the President of Chile. This law encourages companies to hire independent experts to conduct environmental impact studies of any future projects or activities. Regulations under Law 19,300 created the National Environmental Commission as well as regional commissions to supervise environmental impact studies of all new projects. We conducted environmental impact studies for Norgener’s Nueva Tocopilla plant, Eléctrica Santiago’s Nueva Renca plant and Guacolda’s thermoelectric facilities. We also conducted an environmental study for our InterAndes Project, which complies with both Chilean and Argentine environmental laws. In addition, we conducted environmental studies for our subsidiary, Norgener, and our equity method investee, Guacolda, in order for both to obtain approvals for the use of petcoke as fuel. Recently, in March 2003, the Company’s environmental permit request for the Company’s conversion project of the Renca power plant was approved by the authorities, and currently, an environmental approval application is pending for a new combined cycle facility located in Chile’s Sixth Region.

In order to comply with restrictions on atmospheric sulfur dioxide levels in Chile, we operate our thermoelectric facilities using coal with a low sulfur content. In addition, our existing Renca thermoelectric facility operates using a special fuel oil due to restrictions on particulate emissions at that facility. Our policy is to seek to conduct our operations on an environmentally sound basis consistent with applicable laws. There are no material legal or administrative proceedings pending against us with respect to any environmental matter, and we believe that we are in compliance in all material respects with all applicable environmental law and regulations.

In Colombia, the Ministry of the Environment was created in 1993 by Law 99. This law requires that projects which affect the land or impact the environment must obtain a license from the Ministry of the Environment. While regional environmental authorities can issue licenses for generation projects with capacity of less than 100 MW, only the Ministry of the Environment has the authority to issue licenses for the construction of large-scale generation or transmission projects. Our subsidiary Chivor initiated operations in 1977, prior to implementation of the environmental law.

There are several environmental laws in Argentina which affect the electric sector. The recent General National Environmental Law, N° 25,675 promulgated in 2002, establishes a base line for environmental protection and mandates the submission of environmental impact studies prior to the initiation of construction projects, among other provisions. The Electric Regulatory Framework Law, N° 24,065 of 1992 provides the ENRE with the power to protect the environment in relation to the construction and operation of electric generation, transmission and distribution projects. In addition to environmental regulations at the federal level, provinces may establish new rules or rules that supplement the federal policies. Resolution N° 555/01 issued by the ENRE requires all members of the MEM wholesale power market to implement and certify environmental management systems based on ISO 14,001. TermoAndes’ initial environmental management system audit was approved in April 2003, and the final audit for certification will be performed in the second half of 2003.

We anticipate that additional laws and regulations related to environmental matters will be enacted over time in the countries where we operate. While we believe that we will continue to be in compliance with all applicable environmental regulations currently in effect, there can be no assurance that future legislative or regulatory developments will not impose material restrictions on us.

Item 5	Operating and Financial Review and Prospects

This section is intended to assist in the understanding and assessment of the trends and significant changes in our results of operations and financial condition. Historical results may not indicate future performance. Our forward-looking statements are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. This review should be read in conjunction with our consolidated financial statements and accompanying notes.

A. Operating Results

The following discussion is based on, and should be read in conjunction with, our audited consolidated financial statements and the accompanying notes included in Item 18 of this annual report. We prepare our audited financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. See Note 36 to our audited consolidated financial statements for a summary of the principal differences between Chilean GAAP and U.S. GAAP. Unless otherwise specified, financial data is presented in constant Chilean pesos (Ch$) of December 31, 2002 purchasing power.

An understanding of our financial condition and the results of our operations for the periods discussed in this annual report requires an understanding of the regulatory structure for the production and pricing of electricity in Chile, Colombia and Argentina, the principal countries in which we and our related companies operate. Factors such as the method of determining the dispatch of generating units in a system, the pricing of electricity sales to regulated and unregulated customers and in the spot market, the significance of a generation company’s mix of contract and spot market sales, the effect of a company’s mix between hydro and thermal generation and the effect of hydrological conditions on operations, are important factors in determining financial results. Accordingly, the following discussion should be read in conjunction with the discussion of these and related matters which appears elsewhere in this annual report, under the following headings:

•	“Item 4. Information on the Company—Electricity Generation—Chile—Regulation of Production and Price of Electricity in Chile” and “Our Sales Strategy in Chile”;

•	“Item 4. Information on the Company—Electricity Generation—Colombia—Electricity Generation in Colombia”; and

•	“Item 4. Information on the Company—Electricity Generation—Argentina—Regulatory Framework”.

It is important to not that our Argentine operating results shown below relate to the Central Puerto and Piedra del Aguila generation assets which were sold in 2001. Our TermoAndes and InterAndes facilities are included in Chilean operations, given that currently they only receive revenue from the Chilean market. The results of our Chilean operations are separated between the two primary electric systems, the SIC and SING. Colombian operations correspond to our subsidiary Chivor.

Results of Operations for the Years ended December 31, 2000, 2001 and 2002.

Operating Revenue

The following table shows operating revenue information for 2000, 2001 and 2002:

	2000		2001		2002
	MCh$	%	MCh$	%	MCh$	%
Operating Revenue
Chile(1)
Regulated electricity sales	76,838	16.4	117,542	32.9	123,084	33.2
Unregulated electricity sales	87,612	18.7	120,955	33.8	102,857	27.8
Spot Sales in the SIC(2)	7,479	1.6	-168	0.0	-1,522	-0.4
Spot Sales in the SING(2)	5,792	1.2	4,961	1.4	28,799	7.8

Chile Total	177,721	37.9	243.290	68.1	253,217	68.3

Argentina
Contractual electricity sales	87,588	18.7	—	—	—	—
Spot Sales	85,220	18.2	—	—	—	—

Colombia
Contractual electricity sales	26,522	5.7	34,961	9.8	46,028	12.4
Spot Sales	39,065	8.3	36,025	10.1	34,779	9.4

Total Electric	416,116	88.7	314,276	87.9	334,024	90.1

Other	52,858	11.3	43,144	12.1	36,527	9.9

Grand Total	468,974	100	357,420	100	370,551	100

(1)	Revenue from electricity generation. Sales of coal and services are included under “Other”.
(2)	Includes revenue related to annual electrical capacity reconciliation settlement payments which are determined by the CDECs in each system at the end of every year and may be positive, if the Company receives capacity payments in excess of the amount provisioned, or negative, as was the case in the SIC in 2001 and 2002, when the Company paid for electricity capacity in excess of the amount provisioned.

The following table provides information about our sales volume and average sales prices of energy and capacity in 2000, 2001 and 2002:

	2000		2001		2002
	Energy	Capacity	Energy	Capacity	Energy	Capacity
	(GWh)	(MW/month)	(GWh)	(MW/month)	(GWh)	(MW/month)
Sales Volume

Chile	8,773	14,436	9,948	15,698	9,758	16,050
Regulated	4,026	8,156	5,061	8,943	5,039	9,279
Unregulated	3,987	5,001	4,252	4,968	3,690	5,417
Spot Sales in the SIC	287	1,279	6	920	31	153
Spot Sales in the SING	473		629	867	998	1,201
Colombia	4,941		4,664		6,339
Contract Sales	2,085		2,107		2,491
Spot Sales	2,856		2,557		3,848
Argentina	10,436		0		0
Contract Sales	5,793		0		0
Spot Sales	4,643		0		0

Total	24,150	14,436	14,612	15,698	16,097	16,050

	2000		2001		2002
	Energy	Capacity	Energy	Capacity	Energy	Capacity
	(kWh)	(kW/month)	(kWh)	(kW/month)	(kWh)	(kW/month)
Average Sales Price

Chile (Ch$/unit)

Regulated (Ch$/unit)	13.80	2,136.3	17.33	3,327.3	17.06	3,998.1
Unregulated (Ch$/unit)	15.50	5,386.4	20.11	7,140.2	18.03	6,709.6
Spot Sales in the SIC	19.00		—		—
Spot Sales in the SING	12.25		7.89		10.96
Colombia (avg. for energy and capacity)	13.27		15.22		12.75
Argentina (avg. for energy and capacity)	29.74		—		—

2002 compared to 2001

Operating Revenues

As an electric generation company with its primary market located in Chile, our operational revenues are relatively stable and generally, are only subject to significant variations under extreme hydrological conditions. Our primary revenue source comes from our two principal products, electrical energy and capacity, which are sold both under contracts, to regulated and unregulated customers, and on the spot market. It is difficult to distinguish specific revenue trends with respect to the electricity generation business, except with regard to weather variations, and these are impossible to predict with any degree of certainty.

In 2002, AES Gener’s consolidated operating revenues totaled Ch$370,551 million, Ch$13,131 million higher than in 2001. This increase is mainly due to: (1) higher revenues obtained in the SING, due to the firm capacity reconciliation settlements and higher physical sales of approximately Ch$9,672 million, (2) an increase in monetary sales to our principal regulated clients, Chilectra and Chilquinta, due to the variation of the node price expressed in pesos, of approximately Ch$3,865 million and (3) an increase in sales in the Colombian market of approximately Ch$9,820 million, which offset lower revenues of Ch$6,616 million from fuel sales due to lower physical coal sales to industrial clients and Guacolda, and from consulting services and others source of revenue.

The contribution to total sales from the different markets where the AES Gener group operates was as follows: SIC 43%, SING 25%, Colombia 22%, and fuel sales and technical assistance to third parties 10%.

Chile

Sistema Interconectado Central (SIC):

Physical sales of electricity in the SIC during 2002 decreased by 7.8% due to lower sales to unregulated customers. Revenues from the electric operations in the SIC amounted to Ch$160,563 million, Ch$ 10,510 million less than the Ch$171,073 million recorded in 2001. This variation is explained mainly by the termination of the contract between Eléctrica Santiago and electric generation company Empresa Nacional de Electricidad, which ended in June 2001. This decrease in revenue was partially offset by higher revenues from sales to regulated clients due to an increase in the average capacity sale price of 24% compared to 2001.

Sistema Interconectado del Norte Grande (SING):

Revenues generated by AES Gener and Norgener’s activities in the SING increased from Ch$72,216 million to Ch$92,654 million, due to: (1) the net effect of the above mentioned firm capacity settlement which positively affected TermoAndes’ income, offsetting the opposite negative impact on our Norgener subsidiary, (2) an increase in physical sales to the spot market in the SING which was made possible by an increase in the dispatch limitation imposed by the CDEC-SING from 180 MW to 220 MW during peak periods for all independent combined-cycle units in the SING, including TermoAndes’ Central Salta, and (3) to a lesser extent, an increase in the exchange rate affecting sales contracts with the Zaldivar and Lomas Bayas mining clients.

In summary, revenues from the Chilean electricity sector increased from Ch$243,290 to Ch$253,217 million from 2001 to 2002.

Colombia

Sistema Interconectado Nacional Colombiano (SIN):

Chivor’s revenues increased by Ch$9,901 million, as a consequence higher sale prices to clients. The average sale price to clients under contract increased from Col$ 57/kWh to Col$ 65/kWh from 2001 to 2002. In addition, physical sales in 2002 increased by 1,675 GWh compared to 2001, mainly due to an increase in sales in the spot market. However, revenues generated from increased sales in the spot market were offset by lower prices. In the spot market the average price decreased from Col$ 53/kWh in 2001 to Col$ 49/ kWh in 2002. These lower prices were a result of more favorable hydrological conditions in the country.

Other Businesses:

Revenues associated with other lines of business were Ch$36,527 million, representing a decrease of Ch$6,617 million compared to 2001. This decrease is explained by lower coal sales to Guacolda (Ch$10,482 million in 2001 compared to Ch$4,532 million in 2002) and to industrial clients (Ch$19,786 million in 2001 compared to Ch$17,430 million in 2002). In terms of sales volume, tonnage decreased by approximately 376 thousand metric tons, 227 thousand of which resulted from the decrease in sales to Guacolda because of the existence of other competitors which offered better contract terms in the bidding process held in 2002 and the remaining portion resulted from lower sales to industrial clients. This decrease was partially offset by an increase of Ch$923 million in sales of steam by our subsidiary Energía Verde, as a result higher demand by its sawmill and paper company customers.

2001 compared to 2000

Operating Revenues

In the year 2001, AES Gener’s consolidated operating revenues totaled Ch$ 357,284 million, 23.8% lower than in 2000, which totaled Ch$ 468,973 million. This decrease in operating revenue is due primarily to the sale of Puerto Ventanas and Central Puerto that contributed Ch$ 205,116 million to our operating revenue in 2000. Excluding this effect, operating revenues increased as a result of higher sales to regulated and unregulated clients in Chile and higher contractual electricity sales in Colombia in accordance with the commercial policy of our Chivor subsidiary.

Revenues from electric operations totaled Ch$ 314,276 million in 2001, 24.5% lower compared to the same period in 2000 when revenues totaled Ch$ 416,116.

After removing the effect of the sale of our Argentine assets, AES Gener’s physical electric energy sales were 14,612 GWh compared to 13,713 GWh in 2000. This increase was a result of an increase in sales in Chile from 8,772 GWh to 9,948 GWh, which was partially offset by a decrease in physical sales in Colombia from 4,941 GWh to 4,664 GWh. Sales to regulated and unregulated clients in Chile increased from 8,013 GWh in 2000 to 9,313 GWh in 2001.

Chile

Sistema Interconectado Central (SIC):

The electricity supplied by AES Gener’s thermal plants was lower in 2001 than in 2000. In 2000 our thermal plants’ contribution (including Guacolda) was 22% of the SIC’s total generation while in 2001 this contribution was equal to 20% of the SIC’s total generation.

Revenues from the electricity business in the SIC amounted to Ch$ 168,707 million in 2001, Ch$ 40,227 million more than in the year 2000. This increase was due primarily to (1) higher physical sales to regulated clients (1,036 GWh more than in 2000, particularly in the case of AES Gener and Eléctrica Santiago), (2) an increase in the average sale price (due to the higher node prices effective during the period), and (3) greater sales to unregulated clients. This was partially offset by lower sales of energy in the spot market, which decreased by Ch$ 2,199 million. The lower sales reflect the favorable weather conditions prevailing during 2001 which determined our status as energy trader.

The average marginal cost of energy in the spot market was 14.1 mills/kWh in 2001 compared to 16.4 mills/kWh in 2000.

Sistema Interconectado del Norte Grande (SING):

The SING is not as susceptible to price volatilities as those experienced in the SIC, as it does not depend on hydrological resources to generate electricity. The average marginal cost during the year 2001 was 16.3 mills/kWh, higher than the average marginal cost during 2000 of 15.9 mills/kWh. Sales of electric energy in the SING grew by 7.1% in 2001, compared to growth of 3.8% in the previous year.

Revenues generated by the activities of AES Gener and Norgener in the SING increased from Ch$49,241 million to Ch$74,582 million. This increase is due to higher prices charged to Escondida which are adjusted by foreign exchange variations and to revenue generating asset, TermoAndes’ Salta plant, which supplies electricity and capacity to Zaldívar and Lomas Bayas and came on-line in the second half of 2000 and therefore contributed a full year in 2001 as compared to the partial year 2000.

In summary, the revenues from the Chilean electricity sector increased from Ch$177,721 million in 2000 to Ch$243,289 million in 2001.

Colombia

Sistema Interconectado Nacional Colombiano (SIN):

Chivor is one of the main operators in the SIN. During 2001, its sales represented 10,8% of the total demand for electricity in Colombia. The lower stock of water available in the dams, the decrease in water flow and the lower availability of circuits in the SIN, as compared to 2000, made the average cost of energy in the spot market (the “Exchange”) higher than those recorded during the year 2000. Consistent with this cost increase, the average price on the Exchange during 2001 was 23.1 mills/kWh compared to 21.4 mills/kWh during the year 2000. In turn, demand for electricity in the SIN in 2001 increased by 2.2%, while demand in the year 2000 grew 0.7%.

Revenues of Chivor increased from Ch$65,587million in 2000 to Ch$70,986 million in 2001, as a consequence of higher sale prices and higher physical sales to contracted clients which increased by Ch$8,398 million. This increase was partially offset by a decrease in physical sales in the spot market which accounted for lower revenues of Ch$3,040 million in 2001 compared to 2000.

Other Businesses

Revenues associated with other lines of business recorded income of Ch$43,144 million in 2001, showing a decrease of Ch$9,714 million compared to 2000. After excluding the sale of Puerto Ventanas which occurred in 2001, revenues would have increased by Ch$11,216 million mainly due to higher coal sales to Guacolda and third parties.

Operating Expenses

The following table provides operating expense information for 2000, 2001 and 2002:

	Year ended December 31,
	2000		2001		2002
	(in million of constant Ch$, except percentages)
		%		%		%
Variable Costs:
Purchases of energy	73,240	20.43	67,539	27.79	61,663	26.66
Purchases of capacity	13,620	3.80	17,728	7.0	15,303	6.62
Use of transmission system	12,033	3.36	14,586	0.9	12,517	5.41
Fuel consumption	131,764	36.75	51,718	20.3	42,631	18.43

Costs of fuel sales	29,176	8.14	25,791	10.1	19,817	8.57
Costs of technical consultants and other	15,995	4.46	14,471	3.8	11,434	4.73

Total variable costs	275,828	76.9	191,835	74.8	163,366	70.42

Fixed Costs:
Energy production	26,085	8.7	16,750	7.28	18,833	8.14
Depreciation	56,583	15.2	46,462	15.78	49,570	21.43

Total fixed costs	82,668	23.1	63,212	25.2	68,403	29.58

Total Operating Expenses	358,496	100.0%	255,047	100.0%	231,769	100.0%

2002 compared to 2001

In 2002, operating costs decreased by 10%, or Ch$23,278 million, primarily as a result of a decrease in:) fuel consumption, capacity purchases in the SIC and SING markets, electricity prices, and coal sale costs, as explained in more detail below.

Variable Costs

Variable costs decreased by Ch$28,470 million in 2002, as a result of: (1) a reduction of Ch$9,335 million in TermoAndes’ fuel consumption costs due to the “pesofication” of gas supply and transportation contracts, (2) lower costs associated with energy and capacity purchases (Ch$11,647 million), primarily as a result of lower energy costs in the SIC due to higher rainfall and (3) lower costs related to fuel sales (Ch$5,974 million) due to a decrease in physical sales to Guacolda and industrial clients.

Chile

During the year 2002, generation produced by AES Gener and its thermal generation subsidiaries in the SING was 2,146 GWh, while during 2001 thermal generation was 2,595 GWh. However, as a result of the termination of subsidiary Eléctrica Santiago’s contract with generation company Empresa Nacional de Electricidad, it was not necessary to increase purchases in the spot market, contributing to a decrease in costs. In the SING, net generation (gross generation less own consumption) was 2,051 GWh, representing an increase of 640 GWh in net generation from 2001. This increase in net generation is primarily due to the higher dispatch of TermoAndes’ Central Salta, which resulted from a regulatory change allowing all combined-cycle units operating in the SING to increase their maximum generation from 180 MW to 220 MW during peak periods and the substantial increase in generation of Norgener’s coal plant during the second quarter of 2002 as a result of the interruption of a natural gas pipeline supplying northern Chile.

Colombia

Variable operating costs increased by Ch$2,410 million in 2002, mainly due to costs associated with energy purchases of Ch$2,860 million as a result of an increase in sales volume by 720 GWh.

Fixed Costs

Fixed costs increased by Ch$5,191 million from 2001 to 2002, primarily due to an increase in depreciation. Higher depreciation costs resulted in an increase of Ch$3,108 million in fixed costs, principally caused by the higher dispatch of TermoAndes, which depreciates its assets based on generation hours and the exchange rate effect on foreign subsidiaries’ costs.

2001 compared to 2000

In 2001, operating costs decreased by 29% or Ch$103,450 million, mainly because our subsidiaries Central Puerto and Puerto Ventanas, were no longer consolidated and they had contributed costs of Ch$152,089 and Ch$17,479 million, respectively in the previous year. Otherwise, our operational costs could have increased by Ch$66,118 million, as a result of our operations in Chile, associated with higher energy purchases and the fact that our TermoAndes generating assets used to supply electricity and capacity to Zaldívar and Lomas Bayas, came on-line in the second half of 2000 and therefore incurred costs for a full year in 2001 and only a half year in 2000.

Variable Costs

Chile

Excluding the effect of unconsolidating Central Puerto and Puerto Ventanas, variable costs increased by Ch$39,274 million, as a result of a greater volume of energy purchases of Ch$ 28,076 million (Ch$25,483 of which is associated with greater purchases in Chile), higher costs for purchases of capacity of Ch$6,326 million (Ch$5,140 million of which is associated with higher purchase costs in the SIC) and higher costs associated with the use of transmission systems of Ch$4,872 million.

During the year 2000, AES Gener and its subsidiaries in the SIC generated 6,641 GWh of thermal power, while in 2001 thermal generation decreased to 5,932 GWh, as a result of an increase in the level of water in the system. In the SING, in turn, net production in 2001 was 1,412 GWh, less than the generation recorded in the year 2000 of 1,648 GWh due to the lower dispatch of Norgener. In 2001, Norgener was a net purchaser within the system, because its variable production cost was higher than the average marginal cost in the SING.

Given increased sales in Chile, mainly to regulated clients, energy purchases increased by 1,793 GWh, from 2,801 GWh to 4,824 GWh to meet these sales contracts’ requirements

Colombia

Chivor increased its operational costs by Ch$8,371 million, from Ch$ 40,092 million in 2000 to Ch$48,463 million in 2001, due to higher energy purchase costs of Ch$2,593 million, higher depreciation expenses of Ch$4,276 million, from Ch$5,046 million in 2000 to Ch$ 9,322 million in 2001, higher fixed costs related to energy production of Ch$ 843 million and higher transmission costs of Ch$ 634 million.

Fixed Costs

Fixed costs decreased by Ch$ 19,456 million reaching Ch$ 63,212 million in 2001 compared to Ch$ 82,668 million in 2000, mainly due to the fact that Central Puerto and Puerto Ventanas were no longer consolidated with the Company. They accounted for Ch$ 28,500 million in fixed costs in the year 2000. If we exclude the impact of not consolidating Central Puerto and Puerto Ventanas in our results, our fixed costs would have increased Ch$9,044 million, of which Ch$ 5,825 are explained by the increase in fixed costs of TermoAndes and InterAndes which were accounted for the entire year 2001 and only a portion of the year in 2000. In addition, Chivor increased its depreciation by Ch$4,276 million due to the correction of mathematical error in prior years.

Administration and Sales Costs

2002 compared to 2001

In 2002, administrative and selling expenses decreased by 30% reaching Ch$20,911 million, from Ch$30,023 in 2001. This decrease is explained by the fact that the cost related to our employee retirement program of Ch$ 6,398 million, was included in our results in 2001, which was the result of a major staff reduction in 2001, initiated after our acquisition by AES Corporation in 2000. In addition, in 2002 there was a reduction of Ch$ 1,265 million in remunerations and social benefits due to a minor reduction in personnel which occurred in October 2002, and a reduction of Ch$1,727 million in services from third parties. On the other hand, insurance costs increased by Ch$ 1,604 million mainly as result of and increase in insurance premiums based on market conditions.

2001 compared to 2000

In 2001, administrative and sales costs increased by 8%, reaching Ch$ 30,023 million. This increase in cost is mainly explained by the voluntary retirement of AES Gener employees as a result of our restructuring after AES Corporation’s acquisition in 2000, which included Ch$6,977 million paid for severance costs, and the non-recurring expenses for financial advisory services incurred in the process of asset sales and the search for a strategic alliance, which included Ch$ 4,148 million. This increase was not offset by the decrease in cost relating to the disposition of Central Puerto and Puerto Ventanas in 2001, which had accounted for Ch$ 7,870 million of costs in that year.

Operating Income

2002 compared to 2001

In 2002, Gener reported positive consolidated operating income of Ch$117,871 million, which is Ch$45.523 million higher than that recorded in the year 2001, which was Ch$72,348 million. This increase resulted from: (1) a decrease in fuel and capacity costs in the SIC and SING markets of Ch$ 11,513 million, (2) the positive impact on operating income of the capacity settlement in the SING of Ch$ 9,672 million, (3) higher revenues from sales in the SING from the spot market and unregulated clients of Ch$10,766 million, (4) an increase in sales to the Colombian market of Ch$ 9,820 million, and (5) a decrease in administrative and sales costs of Ch$ 9,112 million.

2001 compared to 2000

In 2001, AES Gener recorded positive consolidated operating income of Ch$72,348 million, a 12.5% decrease from Ch$ 82,690 million in 2000. The decrease is explained primarily by the fact that Central Puerto and Puerto Ventanas were no longer consolidated with the Company which contributed Ch$ 16,783 million to operating income in 2000, as well as the additional cost incurred in connection with the retirement plan in place during the year 2001.

Non-Operating Income

The following table sets forth non-operating income information for 2000, 2001 and 2002:

	For the year ended December 31,
	2000	2001	2002
	(in millions of constant Ch$)
Interest income	13,304	17,428	35,956
Share of net income in equity-method investees (net of amortization of goodwill and negative goodwill)	3,248	1,616	(1,366)
Other non-operating income	40,466	78,930	6,734

Total non-operating income items	57,018	97,974	41,324

2002 compared to 2001

Non-operating income decreased by Ch$56,650 million compared to the year 2001. This variation is explained primarily by the gain on asset sale process finalized during the year 2001 involving Central Puerto and Puerto Ventanas which had contributed Ch$71,699 million to non-operating income in 2001.

The increase in financial income of Ch$18,528 million in 2002, from Ch$ 17,428 to Ch$ 35,956 million, is due to higher interest income related to the intercompany loan between AES Gener and its parent company Inversiones Cachagua, This intercompany loan was executed in February 2001 and its last disbursement was in September 2001. Since then, the variation in the balance of the loan is due to accrued interest.

Equity contributions from related companies were Ch$2,982 million lower in 2002, due to the decrease in capital contributions from subsidiaries that were sold during the year 2001, primarily, Puerto Ventanas and Central Puerto, and the loss of Ch$ 1,815 million, recorded by Itabo in the Dominican Republic, as a result of lower operating results.

2001 compared to 2000

Non-operating income increased by Ch$40,956 million, from Ch$57,018 in 2000 to Ch$97,974 in 2001. This variation is explained mainly by the increase in gains from the sale of Central Puerto and Puerto Ventanas for Ch$61,485 and Ch$ 10,215 million, respectively, and gains on foreign exchange forward derivatives for Ch$ 4,565 million. On the other hand, in the year 2000, non-operating income was generated by the sale of the Company’s interest in Metrogas, MEGA and Agua Negra for Ch$ 17,976 million and for the fines received by Central Puerto from its combined-cycle equipment supplier (Ch$ 9,518 million). Other non-operating income is detailed in Note 29 to the financial statements. The increase in financial income of Ch$4,123 million in 2001 resulted from interest income received on proceeds from the sales of assets during the second half of the year.

The lower profits from related companies of Ch$1,616 million compared to Ch$ 3,248 million in 2000, is due mainly to the fact that during the year 2001 Itabo and Guacolda lowered their contribution to AES Gener’s results by Ch$5,433 million, compared to 2000. The lower contribution of Itabo is mainly explained by the reduction in operating margin as a result of the combined effect of lower sales of electricity in the Dominican market as consequence of lower dispatch levels and lower prices charged during the year. In the case of Guacolda, its contribution in 2001 was lower because of the negative effect of foreign exchange variations which reduced the results of the Company by Ch$ 11,666 million as compared with the year 2000 when the impact of the devaluation of the Chilean peso accounted for a loss of only Ch$ 5,514 million. This reduction was offset in part by the results shown in 2000 by those investments sold during the year 2001, such as the Ch$5,783 million loss incurred by MEGA in that year.

Non-Operating Expenses

The following table sets forth non-operating expense information for 2000, 2001 and 2002:

	For the year ended December 31,
	2000	2001	2002
	(in millions of constant Ch$)
Financial expenses	(81,358)	(73,564)	(72,715)
Other non-operating expenses	(44,325)	(64,765)	(29,859)

Total non-operating expense items	(125,683)	(138,329)	(102,574)

2002 compared to 2001

Financial expenses decreased by Ch$849 million in 2002, from Ch$ 73,564 million to Ch$72,715, due to a decrease in the bank and financial institution debt of Energy Trade and Chivor as a result of scheduled principal payments during the period.

Non-operating expenses in 2002 decreased by Ch$34,906 million compared to 2001. This decrease is explained mainly by non-recurring losses of Ch$27,637 million derived from the sale of Hidroneuquén, CCNI and Agencias Universales S.A. and the losses of Ch$8,326 million associated with the sale process of OilGener and the Fell Block assets, that took place in 2001. For further details concerning non-operating expenses incurred in both years see Note 29 to the Financial Statements.

2001 compared to 2000

Financial expenses decreased by Ch$ 7,794 million in 2001, from Ch$81,358 to Ch$ 73,564 million compared to 2000, due mainly to the deconsolidation of Central Puerto and Puerto Ventanas, which contributed Ch$ 17,890 million to financial expenses in 2000. This effect of deconsolidation was partially offset by the inclusion of the financial expenses from TermoAndes and InterAndes’ debt, contributing Ch$6,282 million to financial expenses, and the increase attributable to the variation of the closing exchange rate in each year (573,65 in 2000 compared to 654,79 in 2001).

Other non-operating expenses in 2001 were Ch$ 20,439 million higher than in 2000, due to losses of Ch$ 18,939 million incurred from the sale of Hidroneuquén, the provision for the loss on the sale of OilGener and the Fell-Block assets of Ch$ 8,327 million, the higher amortization of intangibles of Ch$5,368 million and losses produced by the sale of our shipping assets for Ch$ 8,698 million, which was partially offset by the Ch$ 13,014 million loss provision recorded in 2000 in connection with the agreement signed with Morgan Stanley Capital Group Inc. and higher non-operating expense of subsidiaries also recorded in 2000 of Ch$ 4,873 million.

Price-Level Restatement

2002 compared to 2001

The price-level restatement generated earnings of Ch$1,406 million, approximately Ch$2,517 million less than that recorded in the year 2001. The difference is primarily explained by the variation in the Chilean Consumer Price Index, which during 2002 was 3.0% compared to a 3.1% factor used in the year 2001, and the decrease in the price level restatement of shareholders’ equity, originated by the distribution of dividends in 2001.

Exchange rate differences generated a negative effect of Ch$19,334 million in the year 2002, compared to Ch$29,374 million in losses in the year 2001. The lower effect is mainly due to the devaluation of the Argentine peso during the year 2002, which affected investments in Argentina, and the devaluation of the Chilean peso during 2002, affecting our consolidated debts. The exchange rate effect showed a nominal devaluation of the Chilean peso by 9.8 % between the closing of the year 2001 to 2002, as compared with a nominal devaluation of 14.2 % in the same period for 2000 to 2001.

2001 compared to 2000

Price-level restatement in 2001 generated earnings of Ch$ 3,923 million, which was a significant increase compared to the loss of Ch$ 3,966 million recorded in the year 2000. This difference is primarily explained by the variation in the Chilean Consumer Price Index of 4.7% in 2000 as compared to 3.1% in 2001.

The differences in the exchange rate generated profits in an amount equal to Ch$ 358 million in the year 2000 compared to losses of Ch$ 29,374 million in the year 2001. This difference is due mainly to the impact of the devaluation of the Chilean peso on our U.S. dollar-denominated liabilities and the impact of the devaluation of the Argentine peso, which affected our Argentine investments. The net effect of the devaluation of the Argentine peso amounted to Ch$ 22,499 million.

Impact of Inflation and Price-Level Restatement

We are required under Chilean GAAP to restate non-monetary assets and liabilities, equity and income and expense accounts to reflect changes in the Chilean Consumer Price Index from the date they were acquired or incurred to the end of the period. During inflationary periods, monetary items generate a gain or loss in purchasing power depending upon the currency in which they are denominated. Non-monetary assets and liabilities are restated so as to correct the effect of inflation and remain constant in real terms from period to period. Under Chilean GAAP, liabilities in foreign currency or denominated in UFs are considered to be non-monetary, and all resulting foreign exchange adjustments and indexation are included in the price-level adjustment account. See Note 1(b) to our consolidated Financial Statements located in Item 18.

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

Our financial statements have been restated in accordance with Chilean GAAP for the purpose of reflecting the actual purchasing power of the peso. The effects of monetary restatement are summarized below

	Credit (charge) to income Year ended December 31,
	2000	2001	2002
	ThCh$	ThCh$	ThCh$
Property, plant and equipment	34,758,830	22,721,257	21,184,937
Other assets in local currency	36,904,437	20,633,020	19,139,045
Other assets in foreign currency	20,587,490	(13,656,186)	13,241,916
Liabilities in foreign currency	(25,804,673)	(15,245,376)	(29,408,953)
UF Indexed liabilities	(35,326,701)	(14,650,443)	(15,297,868)
Shareholders’ equity	(39,466,624)	(24,172,507)	(21,482,219)

Net balance sheet effect reflected in income	(8,347,241)	(24,370,235)	(12,623,142)
Net price-level restatement of income statement accounts	(835,915)	(608,578)	(2,137,762)
Net losses due to foreign exchange differences	4,858,650	(472,310)	(3,166,617)

Charge to income	(4,324,509)	(25,451,123)	(17,927,521)

For additional information, please see “Item 3.D.Risks Factors”

Net Non-Operating Loss

2002 compared to 2001

We had a non-operating loss of Ch$79,177 million in 2002, Ch$11,184 million higher than the loss recorded in 2001, mainly due to the fact that in 2001 we sold Central Puerto and Puerto Ventanas at a significant gain of Ch$ 71,699, compared to the gains of Ch$ 2,411 million recorded in the sale of other assets. This decrease in other non-operating income was not offset by the reduction in the effect of the U.S. dollar exchange rate variation of Ch$ 10,040 million, the decrease in other non-operating expenses of Ch$ 34,906 million related to the losses in the sales of assets in 2001 (CCNI, Hidroneuquén and Agunsa) and the increase in financial income of Ch$18,528 million in that year.

2001 compared to 2000

We had a non-operating loss of Ch$67,993 million in 2001, Ch$8,267 million lower than the loss recorded in 2000. Although the effect of the currency variation of Ch$ 29,015 million was substantially higher than in 2000, gains on assets sold during 2001 and lower interest expenses decreased the non-operating loss. Our financial expenses decreased principally because Central Puerto and Puerto Ventanas were not consolidated in our 2001 results.

Income Taxes

2002 compared to 2001

Income tax decreased from ThCh$10,087 million in 2001 to ThCh$4,454 million in 2002. This decrease is explained by tax losses related to exchange differences of our Argentine subsidiaries and a decrease in the valuation allowance set up by our subsidiary Chivor for deferred tax assets for tax loss carryforwards. The latter decrease resulted from a lengthening of tax depreciable lives of fixed assets.

2001 compared to 2000

Tax on income was Ch$10,087 million in 2001, compared to Ch$2,474 million in 2000. This variation is explained mainly by higher deferred tax expense in 2001 as compared to the previous year.

Net Income

2002 compared to 2001

During the year 2002, the Company recorded net income of Ch$32,416 million, while the Company recorded a net loss of Ch$5,178 million in 2001. This increase is attributable to higher operating income of Ch$45,522 million, a 63% increase from the previous year, offsetting the higher non-operating losses by Ch$11,184 million due to lower revenues from related companies and the impact of the extraordinary gains obtained from sales of Central Puerto and Puerto Ventanas in 2001, which were not totally offset by the increase in financial income and the decrease in exchange losses

2001 compared to 2000

During the year 2001, the Company recorded a net loss of Ch$5,178 million, while in 2000 the Company recorded net income of Ch$2,343 million. This decrease is mainly attributed to a decrease in operating income of Ch$ 10,342 million, due to one-time charges incurred for the implementation of our retirement program and from losses obtained in the sale of non-core businesses, and the effect of the devaluation of the Argentine peso, which has considerably impacted our investments in that country.

B.	Liquidity and Capital Resources

Cash Flows Analysis

As an electric generation company with its primary market located in Chile, our operational cash flows are relatively stable and generally, are only subject to significant variations under extreme hydrological conditions. Our primary operational revenue comes from our two principal products, electrical energy and capacity, which are sold both under contracts, to regulated and unregulated customers, and on the spot market. Since the Company was acquired by AES Corporation at the end of 2000, two significant non-recurring cash flow items related to asset sales and personnel benefits as a result of a major staff reduction have been registered in recent years, as a result of a major restructuring plan that has been completed. In terms of our financing cash flow, the Company has plans to refinance a significant portion of its debt, including AES Gener S.A.’s Chilean convertible and Yankee bonds which come due in 2005 and 2006, respectively, which would have an impact on our long-term cash flow.

2002 compared to 2001

In 2002, we generated a negative cash flow of Ch$29,777 million, while in 2001 we generated negative cash flow of Ch$3,327 million.

Operating activities generated a positive flow of Ch$82,586 million in 2002, higher than that recorded in the year 2001 of Ch$ 24,310 million. This increase is explained by a higher collection of trade receivables of Ch$46,609 million, lower payments to suppliers and personnel of Ch$28,658 million, and lower VAT and other payments of Ch$8,278 million. This increase was partially offset by e higher interest payments of Ch$3,938 million, a decrease in dividends, other income and distributions received of Ch$14,293 million and a decrease in financial revenue of Ch$5,102 million.

Financing activities generated a negative cash flow of Ch$101,479 million during the year 2002, compared to our negative cash flow of Ch$156,291 million in 2001. The difference is mainly explained by reduced dividend payments of Ch$149,858 million, partially offset by the net negative effect between borrowings and loan payments of Ch$59,652 million, higher payments of public liabilities of Ch$25,824 million related to payments of the TermoAndes and InterAndes Notes, and higher payments of other financing activities by Ch$9,575 million.

Finally, investing activities contributed a negative cash flow of Ch$10,884 million, compared to the Ch$128,655 million positive cash flow generated in 2001. This decrease was the result of reduced proceeds from investment sales of Ch$271,297 million during 2002, lower loan collections from related companies by Ch$22,285 million and lower revenues from other investments by Ch$ 26,818 million. In addition, during 2002, there was a decrease in permanent investments and the acquisition of fixed assets of Ch$16,170 million, less loans to related companies of Ch$146,844 million and a decrease of Ch$17,303 in investments in financial instruments

2001 compared to 2000

Total net cash flow in 2001 was negative in Ch$ 3,327 million, whereas in 2000 it was positive in Ch$ 21,670 million.

Operating activities generated a positive net cash flow of Ch$24,310 million in 2001, which was lower than that recorded in the year 2000 of Ch$ 79,555 million. This decrease is mainly explained by lower collection of accounts receivable of Ch$235,194 million and higher VAT payments of Ch$9,958 million, that were offset by lower payments to suppliers and personnel of Ch$163,568 million and lower interest payments of Ch$15,465 million. These reductions are explained by the fact that the Company did not consolidate Central Puerto and Puerto Ventanas in 2001. Financing activities generated a negative cash flow of Ch$156,291 million, as compared to the negative flow of Ch$25,617 million generated in the year 2000. The difference is mainly explained by the payment of dividends during the year 2001 in an amount of Ch$152,849 million as compared to Ch$ 8,332 million paid in 2000, offset by the lower net payment of bank loans and public liabilities of Ch$ 14,144 million.

Finally, investment activities generated Ch$128,654 million in 2001, which compares positively to the Ch$32,267 million in negative cash flow during 2000. This difference is due to the significant difference between the sale price of Mega and Metrogas, which during 2000 totaled Ch$ 36,972 million, and the sale price of Central Puerto, Piedra del Aguila and Puerto Ventanas, which during 2001 totaled Ch$297,852 million, the decrease of Ch$21,819 million in permanent investments and acquisition of fixed assets, and the increase of Ch$ 30,761 million in revenues from other investments. This was partially offset by the net increase in loans to related companies in the amount of Ch$144,578 million and the net increase in financial investments by Ch$ 13,508 million.

2003 Capital Expenditures

We have included in our budget capital expenditures for approximately US$ 3.6 million in 2003 for minor routine maintenance repairs.

Source of Company’s Cash Flows

The Company expects that it will have sufficient resources from operations to fund its currently anticipated capital expenditures, for working capital needs and for general corporate purposes.

We expect to fund our future projects and investments with a combination of internally generated cash, sales of assets and additional indebtedness including project financing.. Any additional indebtedness may or may not necessarily be guaranteed by AES Gener S.A. See “Item 4. Information on the Company—Business Overview—Description of Business—Electricity Generation—Our Generation Projects Under Development in Chile”.

Certain of our credit agreements contain provisions which impose restrictions on the transfer of funds in the form of cash dividends, loans or advances. Our subsidiary Chivor is restricted from declaring or paying any dividends or return on any capital, or authorizing or making any other distribution, payment or delivery of cash to its shareholders in accordance with the Second Amendment and Waiver to the Credit Agreement executed by Chivor and a bank syndicate led by Bank of America on August 27, 2002. The credit agreement executed by our subsidiary Energía Verde and Banco de Crédito e Inversiones and Scotia Bank Sudamericano establishes a minimum cash flow coverage ratio for the distribution of dividends. Additionally, the provisions of the TermoAndes and InterAndes Notes prohibit these companies from making or declaring any distribution, unless such distribution is made from the funds available for distribution in accordance with the terms of these agreements. Finally, our Argentine subsidiaries TermoAndes and InterAndes cannot distribute dividends or transfer money abroad without prior authorization of the Banco Central de la República Argentina (the Central Bank of the Republic of Argentina). Nonetheless, these restrictions have been incorporated in our financial projections and we do not expect them to affect the ability of the company to meet its cash obligations, as we estimate that we will have sufficient operational resources to meet our projected capital expenditures and working capital needs.

Investment and Financial Policy. Until 2001, each year, our shareholders had to approve an annual financing and investment policy proposed by management which sets forth limits on the amount of debt which we may incur. At the shareholders’ general meeting held on July 4, 2001, the assembly resolved to modify the Company’s by-laws by eliminating all references to investment, financing and commercial policies, both with respect to the Company and with respect to its subsidiaries.

Notwithstanding this, in order to comply with our social objective, we may administer investments in each of the companies which we form or to which we make capital contribution; supervise and coordinate the management of the companies that we form or to which we make capital contributions; provide the companies which we form or to which we make capital contributions with management, auditing, financial, commercial, technical and legal services and in general all and any services of any nature that may be necessary .. Notwithstanding the foregoing, we are required to maintain in the event companies are formed with electric generation asset contributions at least a 51% interest in such company.

Long-term Debt. Our long-term bank debt consists principally of foreign currency-denominated loans (primarily in U.S. dollars) from certain financial institutions. The tables below detail the Company’s long-term bank and bond liabilities as of December 31, 2002. See Note 17 to our consolidated Financial Statements for additional information. It should be noted that the Company has plans to refinance a significant portion of its debt, including AES Gener S.A.’s Chilean convertible and Yankee bonds which come due in 2005 and 2006, respectively. Our ability to refinance our debt could be adversely affected by variations in international and local credit ratings and for other reasons.

Long-Term Bank Liabilities

Bank	Currency	Years to Expiration			Total Long-Term	Average Annual Interest Rate%
		1-2 Years	2-3 Years	3-5 Years
		Million Ch$	Million Ch$	Million Ch$	Million Ch$
ABN Amro Bank	US$	2,874			2,874	5.31%
Bank of America	US$	13,654	9,342	193,711	216,707	4.65%
BBVA Banco Francés S.A.	Arg$	746			746	6.36%
Scotiabank	US$	862	2,443	3,593	6,899	3.29%
Banco Crédito Inversiones	US$	1,293	3,665	5,390	10,348	3.29%

Total		19,430	15,450	202,694	237,573

Long-Term Bond Liabilities

Series	Issue Amount Outstanding (in issue currency)	Issue Currency	Interest Rate %	Maturity Date	Periodicity Interest Payments	Periodicity Principal Payments	Par Value 2002	Place of Issuance
							Million Ch$
—	200,000,000	US$	6.50%	15-Jan-2006	Semiannual	Upon Maturity	143,722	U.S.
LA1	659,900	US$	6.00%	1-Mar-2005	Semiannual	Upon Maturity	474	Chile
LA2	2,591,000	US$	6.00%	1-Mar-2005	Semiannual	Upon Maturity	1,862	Chile
LA3	15,705,000	US$	6.00%	1-Mar-2005	Semiannual	Upon Maturity	11,286	Chile
LA4	110,800,000	US$	6.00%	1-Mar-2005	Semiannual	Upon Maturity	79,622	Chile
LA5	273,000	US$	6.00%	1-Mar-2005	Semiannual	Upon Maturity	196,181	Chile
M	73,883,000	US$	6.00%	1-Mar-2005	Semiannual	Upon Maturity	53,093	Chile
A	57,500,000	US$	8.00%	15-Oct-2009	Semiannual	Semiannual	41,320	Chile
B	1,086,000	UF	7.50%	15-Oct-2024	Semiannual	Semiannual	18,184	Chile
O	210,000,000	US$	6.36%	31-Dec-2007	Semiannual	Semiannual	104,025	Argentina
O	47,000,000	US$	6.36%	31-Dec-2007	Semiannual	Semiannual	23,282	Argentina

Total							673,051

Eléctrica Santiago Local Bonds

In September 1999, the Superintendencia de Valores y Seguros approved the issuance by Eléctrica Santiago of a local bond of US$ 100 million, which was principally used to prepay debt to General Electric for the construction of the Nueva Renca combined-cycle plant. This bond was divided into a U.S. dollar-denominated tranche of US$ 60 million and a UF-denominated tranche equivalent to US$ 40 million. In October 1999, Eléctrica Santiago placed US$ 57.5 million of the dollar-denominated tranche, which comes due in October 2009. A portion of the outstanding principal is to be paid semiannually beginning April 2005. Interest is paid semiannually and the annual interest rate is 8%. The outstanding amount as of December 31, 2002 was US$ 57.5 million. In July 2000, Eléctrica Santiago placed the UF-denominated tranche of UF 1,086 million. A portion of the outstanding principal is to be paid semiannually beginning April 2006. Interest is paid semiannually and the annual interest rate is 7.5%. The outstanding amount as of December 31, 2002 was UF 1,086 million equivalent to US$ 25.3 million.

The indentures governing these issuances establish the following financial restrictions, which were fully complied with as of December 31, 2002:

•	Unpledged assets must equal at least 125% of unsecured liabilities;

•	The ratio of debt to equity may not exceed 1.75 to 1.00;

•	A minimum equity level of UF 2 million (approximately US$ 47 million) must be maintained; and

•	“Essential Assets” which represent more than 40% of Total Assets may not be sold, without previous authorization of the bondholders.

Convertible Debt

In September 1998, our shareholders approved the issuance of up to US$ 500 million of convertible debt securities. These bonds totaling US$ 499.9 million were placed in Chile between December 1998 and March 1999,and in the U.S. in June 1999,. As of December 31, 2002, Ch$ 342.490 million of convertible debt securities in the form of debentures are outstanding (approximately US$ 476.6 million). Debentures outstanding in Chile account for Ch$ 289.427 million (approximately US$ 402.76 million), debentures outstanding in the U.S. account for US$ 73.88 million, approximately Ch$53,091 million and debentures that have already been converted amount to US$ 23.3 million approximately Ch$ 16,747 million). The Chilean debentures differ from the U.S. debentures in the following respects:

•	they are payable in Chilean pesos;

•	they are governed by Chilean law;

•	they are not entitled to the receipt of additional amounts with respect to withholding taxes; and

•	they are exchangeable for U.S. debentures by non-Chileans, subject to certain conditions.

In addition, the U.S. debentures are not exchangeable for Chilean Debentures.

The indenture governing the convertible bonds issued in Chile and the U.S. restricts the incurrence of debt by the Company in excess of the amount approved at the annual shareholders’ meeting. Further, AES Gener and its subsidiaries may not issue, assume or guarantee debt secured by mortgages which, together with the aggregate outstanding principal amount of all other debt of the Company, exceeds 10% of total net consolidated assets. Nonetheless, the Company may incur indebtedness secured by a mortgage upon property or assets as long as such indebtedness shall be secured equally and ratably with these securities. The bondholders may require immediate payment if an event of default occurs, including failure by the Company to pay any indebtedness in an aggregate principal amount exceeding 1.5% of total consolidated assets.

As mentioned previously, the Company has plans to refinance its convertible bonds. However, our ability to refinance this debt could be adversely affected by variations in international and local credit ratings and for other reasons.

Chivor

In December 1996, our Colombian subsidiary, Chivor, borrowed US$400 million under a five year bank credit facility, the net proceeds of which were used principally to finance a portion of the acquisition price of Chivor. The Chivor credit facility was secured by substantially all of Chivor´s assets, including accounts receivable, payments under contracts, funds held offshore, insurance proceeds, real property and its plant and equipment. On December 28, 2001, Chivor failed to pay when due approximately US$ 336 million of the principal amount of indebtedness for money borrowed pursuant the terms of the bank credit facility (the “Chivor Default”).

On May 31, 2002, Chivor reached an agreement for refinancing its debt of US$ 336 million with the original bank syndicate led by Bank of America. This agreement, which involved 19 of the 20 members of the bank syndicate, specifies a new interest rate and amortization schedule and expires on December 31, 2006. The agreement stipulates that the refinancing will be structured under terms and conditions established under Chapter 11 of U.S. bankruptcy law, specifically in terms of a pre-packaged voluntary reorganization. The agreement assures the feasibility of Chivor and will not have any impact on its operations, which will continue without interruption, assuring the employees and lenders that they will continue to receive payments during the life of the agreement.

On July 6, 2002 a hearing regarding First Day Papers of Chivor was conducted in the United States Bankruptcy Court for the Southern District of New York. Pursuant to a court order, dates were scheduled in connection with the confirmation of Chivor’s prepackaged plan of reorganization. On August 13, 2002, Judge Burton R. Lifland in New York approved the financing restructuring plan. The agreement which was executed on August 27, 2002, the Second Amendment and Waiver to the Credit Agreement (“Second Amendment and Waiver”), amends the Credit Agreement entered into on December 30, 1996 providing Chivor with a term extension up to December 2006, including a new payment schedule with interim payments. Under the terms of the new agreement Chivor paid US$ 15 million in 2002 and will pay US$ 19 million in 2003 and 2004. The contract also requires Chivor to maintain a debt service coverage ratio of 1.0 and restricts the company from paying dividends and other distributions to its shareholders or from incurring additional debt outside of the ordinary course of business, with a limit on working capital indebtedness of US$ 10 million. Finally, in accordance with the Second Amendment and Waiver, the lenders may declare the principal and any accrued interest due and payable if Chivor defaults in the payment of all or any portion of other indebtedness or in the performance of any agreement which requires other indebtedness to become due. The conditions of default under the agreement also include a default by AES Gener S.A. in the performance of any agreement, covenant or condition relating to its indebtedness, the effect of which causes such indebtedness to become due prior to its stated maturity.

In parallel with the execution of the Second Amendment and Waiver, also on August 27, 2002, a Support Agreement was entered into by which Energy Trade agreed to irrevocably and unconditionally provide funds to Chivor for payment of outstanding debt under the Second Amendment and Waiver, up to a maximum amount of US $50 million, if the outstanding amount of debt exceeds US$ 290 million on March 31, 2004, and US$ 225 million, on March 31, 2005. In the same Support Agreement, AES Gener agreed to irrevocably and unconditionally guarantee Energy Trade’s obligations. As of December 31, 2002 the outstanding amount of the debt under the approved Credit Agreement was approximately US$ 320 million.

Yankee Bond

In January 1996, we issued US$ 200 million aggregate principal amount of our 6½% notes due January 15, 2006 in the United States, of which the principal amount outstanding as of December 31, 2002 US$ 200 million, approximately Ch$143,722 million. On January 9, 2002, we solicited and obtained the required consent of a majority of the note holders to amend the indenture to eliminate the possibility that (i) a default on payments due or money borrowed by Chivor (unless AES Gener or a subsidiary guarantees or otherwise agrees to be liable, directly or indirectly, for such Chivor indebtedness), including the Chivor Default, or (ii) a bankruptcy proceeding involving Chivor would, in each case, constitute, or be the basis for, an event of default with respect to the notes under the indenture.

Under the terms of the indenture for the Yankee bonds, AES Gener and its subsidiaries may not issue, assume or guarantee debt secured by mortgages which, together with the aggregate outstanding principal amount of all other debt of the Company and its subsidiaries, exceeds 10% of consolidated net tangible assets. The provisions of the indenture governing this issue also allow for the holders to require immediate payment if an event of default occurs, including default in the payment of the note obligations as well as default by the Company or any subsidiary of any indebtedness with an aggregate principal amount exceeding US$ 15 million.

As mentioned previously, the Company has plans to refinance its Yankee bonds. However, our ability to refinance this debt could be adversely affected by variations in international and local credit ratings and for other reasons.

TermoAndes and InterAndes (InterAndes Project)

We financed the Argentine part of the InterAndes Project through an equity contribution of approximately US$ 146.9 million made with our existing funds, floating rate debt securities of approximately US$ 257 million (aggregate principal amount) issued by TermoAndes and InterAndes and a US$ 18 million loan from Argentine banking institutions, which will primarily be used to pay our value-added tax obligations. The floating rate debt is hedged with a swap that fixes the interest rate at 6.36% up to an amount of US$236 million. The notes issued by TermoAndes and InterAndes are secured by substantially all the assets of both companies, including AES Gener’s obligations to purchase capacity and energy pursuant to its power purchase agreement with TermoAndes, which includes minimum payments in amounts sufficient, among others things, to serve the payments of the US$ 257 million of floating rate notes.

Additionally, US$ 82 million of TermoAndes and InterAndes Notes are subject to a put option executed in 1998 which permits Bank of America to require AES Gener to purchase the notes at par value plus accrued interest under certain defined circumstances. The put agreement was assigned to Energy Trade by AES Gener, with full guarantee by AES Gener, in April 2000. It was again modified by the “Amended and Restated Put Agreement” in September 2002, and in parallel, a “Purchase Agreement” was executed by AES Gener and Bank of America.

Under the terms of the Purchase Agreement, AES Gener agreed to purchase US$ 20 million in principal in 2002 and will continue to make quarterly principal installments of US$ 7.9 million until September 2004, assuming that we do not sell our share in the Itabo generation facility in the Dominican Republic prior to payment of the final installment. If our share in Itabo is sold, the Company must prepay US$ 25 million, and the quarterly installments will be adjusted, taking into consideration that the final amortization must be made in June 2004. The Company made its first amortization payment to Bank of America for $7.9 million in March 2003. In accordance with the provisions of the Amended and Restated Put Agreement, Bank of America may exercise its put right at any time prior to payment of the final installment of the Purchase Agreement, if there is a default under the terms of the TermoAndes or InterAndes Notes, an acceleration of the TermoAndes or InterAndes Notes or a default under the Purchase Agreement. The outstanding principal under this agreement as of December 31, 2002 was US$ 55.2 million and as of May 31, 2003, was US$ 47.3 million

Guarantees and Contingencies

As of December 31, 2002, we had outstanding the following guaranties in favor of third parties and on behalf of some subsidiaries and related companies:

•	US$ 2.9 million in the principal amount in connection with a loan incurred by Energy Trade with TransCanada Pipelines Ltd. to finance the acquisition of 15% of Eléctrica Santiago which was incurred in November 2001;

•	US$ 6.8 million in the principal amount in connection with a loan incurred by Energy Trade with Morgan Stanley Capital Group Inc. as a result of the sale of our 50% share capital of MEGA to TransAlta Corporation in June 2001;

•	US$ 22.5 million in the principal amount in connection with a loan incurred by GasAndes to finance a portion of the cost of construction of the GasAndes pipeline. This credit comes due in October 2003.

Additionally, the Company has outstanding the following contingencies relating to certain agreements in which AES Gener is also guarantor:

•	Bank of America Put Agreement, assigned to our subsidiary Energy Trade by AES Gener in April 2000, in connection with the loan granted to our subsidiaries TermoAndes and InterAndes for an amount of US$ 82 million. . The put agreement was modified in September 2002, and in parallel, a Purchase Agreement, which includes an Amended and Restated Put Agreement, was executed.

Bank of America may exercise its put option, requiring AES Gener to purchase the notes at par value plus accrued interest at any time prior to payment of the final installment under the Purchase Agreement, if there is a default under the terms of the TermoAndes or InterAndes Notes, an acceleration of the TermoAndes or InterAndes Notes or a default under the Purchase Agreement. The Purchase Agreement also contains provisions allowing Bank of America to exercise its put right in the event of default by the Company, which may be caused by the Company, Norgener or Eléctrica Santiago’s failure to pay material indebtedness, defined as indebtedness of, or guaranteed by, the Company equal to or in excess of US$ 15 million in aggregate or, in the case of Norgener and Eléctrica Santiago, indebtedness equal to or in excess of US$ 10 million, among other events.

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

•	ABN Amro Put Option in connection with the loan granted to our subsidiary Energy Trade for an amount of US$ 40 million. Under the agreement, ABN Amro may exercise at its sole discretion its option to receive early payment during July 2002. In a letter dated June 7, 2002, ABN Amro exercised its option and on July 31, 2002, Energy Trade reached an agreement with the bank which eliminated the put option and modified the original payment schedule. Upon execution of this amendment, Energy Trade made a payment of US$ 16 million and the balance will be paid in six quarterly installments of US$ 4 million each. The outstanding principal as of December 31, 2002 was US$ 20 million.

The amendment also requires pari passu prepayment of the loan in the event that proceeds are received from potential assets sales, particularly Itabo, and contains provisions allowing for acceleration in the event that Energy Trade, the Company or a subsidiary fails to pay material debt, defined as debt in excess of US$ 10 million in the aggregate, any material debt becomes due prior to its scheduled maturity, or Bank of America exercises its put option under the Purchase Agreement, among other events. For the benefit of ABN Amro, Inversiones Cachagua Ltda. agreed that, while the loan facility remains outstanding, it will vote its 98.65% ownership in AES Gener to limit dividends to the minimum required by Chilean law and will reinject any amount it receives as dividends as a capital contribution in AES Gener. Further, the agreement includes certain negative covenants and specific financial covenants.

•	As part of the financing obtained by our wholly-owned subsidiary, Energía Verde S.A., in November 2001, we pledged all our shares in that subsidiary in favor of Banco de Crédito e Inversiones and Scotia Bank Sudamericano.

•	As part of the financing obtained by our wholly-owned subsidiaries, TermoAndes and InterAndes, in September 1998, we pledged all our shares in these subsidiaries in favor of Banco Francés Uruguay S.A.

•	As part of the debt restructuring of our wholly-owned subsidiary, Chivor, completed in August 2002, AES Gener is a guarantor of Energy Trade’s obligations under the Support Agreement pursuant to which Energy Trade agreed to irrevocably and unconditionally provide funds to Chivor for payment of outstanding debt under the Credit Agreement, up to a maximum amount of US $50 million, if the outstanding amount of debt exceeds US$ 290 million on March 31, 2004 and US$ 225 million, on March 31, 2005.

None of our subsidiaries have guaranteed AES Gener’s debt.

Other non-financing related contingencies are contained in Note 25 to our Financial Statements included in Item 18.

Financial Covenants. Under the terms of our credit agreements with ABN Amro and Bank of America, certain financial covenants apply to AES Gener. The following table shows these obligations for these agreements and our actual performance at December 31, 2002:

Covenant	Credit Agreement	Ratio, percentage or amount at December 31, 2002
1. Minimum interest coverage ratio of 1.8 to 1	Bank of America	2.325 to 1

2. Minimum interest coverage ratio of 2.4 to 1	ABN Amro	2.820 to 1

3. Maximum leverage coverage ratio of 1.65 to 1	Bank of America	1.320 to 1

4. Maximum leverage coverage ratio of 1.7 to 1	ABN Amro	1.320 to 1

5. Maximum total debt to equity ratio of 7.8 to 1	Bank of America	6.071 to 1

6. Maximum total debt to EBITDA ratio of 8.5 to 1	ABN Amro	5.006 to 1

Long-term liabilities were Ch$ 971.851 million as of December 31, 2002 compared to Ch$ 793,368 million as of December 31, 2001. The increase in long-term liabilities resulted principally from Chivor’s debt being reclassified from short-term to long-term debt as a result of the refinancing completed in 2002.

Rating Trigger Clauses. Under the terms of some credit arrangements, certain rating trigger clauses are applicable to AES Gener and may affect the liquidity of the Company:

•	ABN Amro loan agreement (US$ 40 million): The amended agreement executed in July 2002 establishes a range for the spread applied to calculate the interest rate which is based on the worst rating that AES Gener S.A. has been assigned by Fitch, Moody’s or S&P for the guarantor’s (AES Gener’s) senior unsecured long-term debt without credit enhancement.

•	Guarantee by AES Gener in favor of TransCanada Pipelines: As a part of the agreement by which AES Gener purchased a 15% interest in Eléctrica Santiago, TransCanada Pipelines may demand that AES Gener provide a letter of credit in support of guaranteed obligations of US$10 million if AES Gener’s credit rating established from time to time by S&P falls below “BBB-” or if such rating is put on credit watch with negative implications. On July 4, 2002 our rating was reduced to “BB” by S&P. On August 16, 2002, the Company signed an agreement with Nova Holdings Ltd. (Cayman) and made an advance payment of US$ 5 million which was originally scheduled to be paid in October 2002. The remaining amount of debt of US$ 5 million was to be paid in seven monthly installments of US$ 0.7 million beginning October 1, 2002, with the last payment recently made on April 1, 2003. The agreement stipulates that if at any time prior to final payment, AES Gener’ s credit rating by S&P falls below “B+,” Nova Holdings Ltd. (Cayman) may demand full payment of the outstanding balance. This loan has now been paid in full.

•	Under the transportation contract between TermoAndes and Transportadora de Gas del Norte S.A.(TGN), TermoAndes must maintain an investment grade credit rating granted by S&P, Moody’s or any other international credit agency or provide a performance guarantee from one or more of its shareholders with an investment grade rating or a letter of credit. As of December 31, 2002, TermoAndes’ local credit rating satisfied the investment grade requirement under the contract.

•	Our subsidiary, Eléctrica Santiago, has gas transportation agreements in place with GasAndes Chile and GasAndes Argentina to transport natural gas from Argentina to its combined cycle facility in Santiago. Similarly, AES Gener entered into contracts with GasAndes Chile and GasAndes Argentina for a future generation project. These contracts require that Eléctrica Santiago or AES Gener, as the case may be, whether they are classified locally or internationally, maintain an investment grade rating, international or national, with two rating agencies approved by the Chilean Central Bank, or provide a performance guarantee or letter of credit. As of October 31, 2002, AES Gener failed to meet the investment grade rating requirement under the contracts and this issue is under discussion with GasAndes Chile and GasAndes Argentina. As of December 31, 2002, Eléctrica Santiago satisfied the local investment grade requirement as defined under the contracts.

•	Our subsidiary, Eléctrica Santiago, has a gas transportation agreement in place with TGN. This contract requires that Eléctrica Santiago maintain an investment grade rating, international or national, as defined in the contract, or provide a performance guarantee or letter of credit. As of December 31, 2002, Eléctrica Santiago satisfied the investment grade requirement as defined under the contract.

As of December 31, 2002, the international credit rating level assigned to AES Gener’s unsecured long- term debt is “BB” by Standard & Poor’s, “BBB-” by Fitch Ibca, and “B2” by Moody’s. As of May 31, 2003, the international credit rating level to our unsecured long- term debt is “B”, “B+” and “B2”, by Standard & Poor’s, Fitch Ibca, and Moody’s,

respectively. As of December 31, 2002, we were assigned a local credit rating of A- by both Feller Rate and Fitch Ibca and as of May 31, 2003, our local credit rating was BBB- by Feller Rate and BB+ by Fitch Ibca.

Off-Balance Sheet Arrangements:

Power Purchase Agreement between TermoAndes and AES Gener S.A.

In January 1997, the Company entered into a contract the “PPA” with TermoAndes, which was modified on June 26, 1998, pursuant to which AES Gener purchases 100% of TermoAndes’ electric capacity and energy. The PPA provides for a minimum monthly payment in amounts sufficient to cover, among other things, the payment of interest and amortization of the US$ 257 million notes issued by TermoAndes and InterAndes and its fixed and variable costs. The payment of the notes is guaranteed by all of TermoAndes’ and InterAndes’ assets. Furthermore, TermoAndes has collaterally assigned its interest under the PPA to the bank arranging the issuance of the notes,(Deutsche Bank A.G. New York. AES Gener has consented to such assignment and has assumed certain other obligations related to the PPA in favor of the bank arranger and noteholders.

Take or Pay natural gas supply contract between TermoAndes and YPF S.A., Tecpetrol S.A., Ledesma S.A.I.I., Compañía General de Combustibles S.A. and Mobil Argentina S.A.

In January 1999, TermoAndes entered into a 12-year gas supply agreement with YPF, Tecpetrol, Ledesma, CGC and Mobil. The contracted base capacity is an average of 2,375 Dm3/day and TermoAndes has the option to increase or decrease the contracted capacity by 10%. Given that the plant’s current level of gas consumption is less than the contracted level, the company has exercised this option reducing its requirement by 10%. The contract establishes an 80% take or pay obligation which is applied to 95% of the monthly contracted capacity and the take or pay contract may be suspended up to 35 days per year during maintenance periods. TermoAndes is able to recover the paid but not consumed gas during the contract term and for two years after the termination date.

Take or pay gas transportation contract between TermoAndes and Transportadora del Gas del Norte

In January 1998, TermoAndes entered into a 17-year gas transportation contract with TGN which includes a 5-year extension. The daily contracted volume is 2,800,000 m3 as of January 1999. The base price is the “Enargas tariff” plus an additional US$ 0.033383 per m3 for firm capacity reserved.

Take or Pay natural gas supply contract between Eléctrica Santiago and Consorcio Sierra Chata

In 1997, Eléctrica Santiago entered into a 16-year gas supply agreement with Consorcio Sierra Chata, consisting of the following members, Mobil Exp. & Dev. Inc-Argentine Branch, Total Austral S.A., Atalaya Energy S.A., Canadian Hunter Argentina S.A. and Petrolera Santa Fe. S.A.. The base contracted capacity is 1,740 Dm3/day, and the contract establishes an average annual take or pay obligation of 75%, with a recovery period of three years for the gas not consumed, which also can be sold to other consumers in Chile or Argentina.

Take or pay gas transportation contract between Eléctrica Santiago and GasAndes Chile and GasAndes Argentina.

In 1997, Eléctrica Santiago entered into two 25-year firm gas transportation contracts with GasAndes Chile and GasAndes Argentina, respectively. The daily contracted volume under each contract is 1,740 Dm3, with a 100% take or pay obligation.

Take or pay gas transportation contract between Eléctrica Santiago and Transportadora del Gas Del Norte

In 1997, Eléctrica Santiago entered into a 25-year firm gas transportation contract with Transportadora del Gas del Norte. The daily contracted volume is 1,740 Dm3, with a 100% of take or pay obligation.

Take or pay gas transportation contract between AES Gener and GasAndes Chile and GasAndes Argentina.

AES Gener entered into two 25 year firm gas transportation contracts, starting in August 2003 with GasAndes Chile and GasAndes Argentina. The maximum daily contracted volume, which is subject to a 100% take or pay obligation, increases from 400 Dm3 in 2003 and 2004, to 500 Dm3 in 2005 and finally to the long-term level of 600 Dm3 in 2006.

Please see Note 25 (8) to the Financial Statements Included in Item 18 of this report for additional information related to our take or pay contracts.

U.S. GAAP Reconciliation

The principal differences between Chilean and U.S. GAAP as they affected AES Gener’s reported results in 2000, 2001 and 2002 are:

•	reversal under U.S. GAAP of the technical revaluation of property, plant and equipment under Chilean GAAP, and the related impact on accumulated depreciation and depreciation expense;

•	adjustments to investments in related companies;

•	adjustments under U.S. GAAP for deferred taxes;

•	charges to income of subsidiary start-up deficits;

•	pension plan and post-retirement plan;

•	the capitalization of financing costs for construction of new fixed assets;

•	the recognition of gain and losses on the sale of certain investments;

•	investments accounted for under the equity method under Chilean GAAP that under U.S. GAAP would be recorded at cost;

•	accounting for certain intangible assets;

•	accounting for share purchase rights;

•	recognition of impairment losses for long-lived assets;

•	reversal under U.S. GAAP of a contingency gain;

•	accounting for penalties received from contractors;

•	accounting for an interest rate swap:

•	accounting for forward exchange contracts;

•	correction of an error in the calculation of 1999 depreciation of fixed assets;

•	classification of accounts receivable from majority shareholder; and

•	accounting for goodwill and negative goodwill which under Chilean GAAP are determined by comparing the cost of an equity investment with the amount of underlying equity in the carrying value of the investment’s net assets, instead of the fair value of such net assets as is required by U.S. GAAP. In addition, periods of amortization used for Chilean GAAP differ from those that would be used for U.S. GAAP;

The U.S. GAAP reconciliation items had a negative effect on net income reported under U.S. GAAP in 2002, principally because the interest income on the note from Inversiones Cachagua Ltda. has been reversed and classified as shareholders’ equity for U.S. GAAP purposes.

The U.S. GAAP reconciliation items had a positive effect on net income reported under U.S. GAAP in 2001, primarily due to accounting differences in adjustments for deferred taxes corresponding to the subsidiaries that were sold in 2001 and the accounting for penalties received from contractors in 2000 of a subsidiary sold in 2001. As in 2002, the U.S. GAAP reconciliation items had a negative effect on shareholder’s equity reported in U.S. GAAP in 2001 mainly due to the reversal of a technical revaluation of property, plant and equipment made in prior years, the accounting differences regarding deferred taxes, the recognition of impairment losses in long-lived assets, and the reclassification of an account receivable and its interest income from the main shareholder, which are partially offset by the capitalization of financing costs in construction-in-progress.

The U.S. GAAP reconciliation items had a negative effect on net income reported under U.S. GAAP in 2000, primarily due to accounting for penalties received from contractors and the accrual for losses to be incurred in the sales of Argentine investments, which were in part compensated by the positive effect of accounting differences regarding deferred taxes.

The following table shows the difference between net income and shareholders´ equity determined on a Chilean GAAP and U.S. GAAP basis for 2000, 2001 and 2002 in millions of Chilean pesos:

	2000				2001				2002
	Chilean GAAP		U.S. GAAP		Chilean GAAP		U.S. GAAP		Chilean GAAP		U.S. GAAP
Net income	Ch$	2,243	Ch$	(26,206)	Ch$	(5,178)	Ch$	12,460	Ch$	32,416	Ch$	31,050

Shareholders equity	Ch$	886,022	Ch$	803,619	Ch$	737,556	Ch$	493,643	Ch$	771,093	Ch$	469,689

See Note 36 to our audited consolidated financial statements for a description and quantification of the principal differences between Chilean GAAP and U.S. GAAP.

Effects of Change in Accounting Policy and Presentation

In the year 2002 the following accounting change was made:

Staff Severance Indemnities

As of January 1, 2002, the Company changed the interest rate used for determining the present value of the provisions for staff severance indemnities and for pensions and post-retirement benefits, reducing it from 10% to 8%. The effect of this change at the beginning of the year amounted toThCh$667,161, amount that was charged to deferred assets in accordance with Technical Bulletin N°8 of the Chilean Association of Accountants and will be amortized in an average period of 10 years.

In the year 2001 the Company did not have any changes in accounting principles.

Critical Accounting Policies

•	Revenue Recognition

•	Property Plant and Equipment

•	Post-Retirement Benefits

•	Severance Indemnities

•	Accounting for Income Taxes

•	Intangible Assets

Critical Accounting Policies and Estimates

Preparation of our financial statements requires us to make estimates and judgments that affect the amounts of our assets, liabilities, revenues and expenses. We continually evaluate these estimates, including those related to allowances for doubtful accounts, inventories, allowances for recoverable taxes, restructuring of our operations, useful lives of property, plant and equipment, goodwill, contingent liabilities, income tax valuation allowances, pension plans and the fair value of financial instruments. We base our estimates on historical experience and other assumptions, which we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying value of our assets and liabilities. Actual results may differ from these estimates under different assumptions and conditions. We have identified below the accounting policies that are critical to our financial statements.

Revenue Recognition: Revenues from the sales of electricity are recorded based on output delivery and capacity provided at rates as specified under regulated market, under contract terms or at prevailing spot market prices. Operating income includes unbilled income from energy supplied but not yet invoiced at each period-end, which has been valued at contracted rates existing at each respective period-end.

Regulated market revenues rates, mainly energy capacity sales to distributors companies, are determined by the local energy authority and are subject to changes every 6 months. Revenue under this market would be affected based by local consumption demand and rate changes, affecting our gross profit margin. In addition, demand requirements may necessitate that the Company buy electricity from other suppliers to resell to its customers. Purchases and sales of energy in the Company’s market is determined based on the optimum operation of the local electric system. Our gross margin may be significantly impacted by these factors

A large volume of the Company’s revenues is based upon long-term contractual agreements. The Company, therefore, bases its contractual agreements on consumption projections, future spot market prices and demand estimates. Should the actual market perform differently than the circumstance under which the Company performed its pricing models, the Company’s profit margin could be significantly impacted

Property Plant and Equipment: Property, plant and equipment is capitalized. Work in progress includes labor, materials, financing debt, interest and an allocation of some general and overhead costs. Maintenance and repairs, including replacement of minor items of property, are charged to maintenance expense as incurred. When depreciable property units are retired, the original cost and dismantling charges, less salvage value, are charged to accumulated depreciation. The direct and indirect financing costs associated with projects under construction are capitalized as a component of the asset value, however under Chilean GAAP the capitalization of interest cost associated with projects under construction is optional when incurred in debt that is not directly related to such projects. Under U.S. GAAP the capitalization of interest on qualifying assets under construction is required, for the interest that could have been avoided if the expenditure cost had not taken place. These costs are being capitalized considering a real average financing cost rate.

The interest costs associated with plant projects under construction are to be capitalized until the Company is operating them for their use which is when operation certification approval from the regulatory agency is received and/or when a minimum of 50% of total plant capacity is being used. In the cases where the certification approval from the regulatory agency is received and the plant use is less than 50% of total plant capacity, the Company could either adopt the criteria of continuing to capitalize their plant costs or recognized them as operational costs. For revenues received under such situation, the Company could either recognize them as operational revenue or as a credit to fixed asset accounts. In 2001, AES Gener S.A. subsidiaries TermoAndes’ plant was under 50% of total capacity use and the certification approval from the regulatory agency was received. The Company decided to adopt the criteria of recognizing operational cost and revenues. The operating results of the Company would have been different if the other criteria would have been adopted.

The Company and its subsidiaries had evaluated the carrying amount of their goodwill and intangible assets based on the provisions of SFAS N°142, such testing results were also utilized for local GAAP purposes as its complied with the requirements of local Technical Bulletin N°33. This standard requires that goodwill and indefinite intangible assets be tested for impairment on an annual basis and whenever indicators of impairment arise. Additionally, goodwill on equity method was tested in accordance with Accounting Principles Board Opinion N°18. AES Gener S.A. adopted SFAS N°142 on January 1, 2002 and performed an impairment test of both goodwill and indefinite intangible assets at December 31st, 2002 arriving to the conclusion that an impairment recognition was not necessary to be made. Changes in the facts and circumstances mentioned above could result in material changes in income results affecting annual local minimum dividend distributions of 30% over current earnings.

The Company and its subsidiaries had evaluated the impairment or disposal of long-lived assets amount based on the provisions of SFAS N°144. This standard requires that long-lived assets be tested for impairment or disposal. AES Gener S.A. adopted SFAS 144 on January 1, 2001 and the impact of this adoption was included on its results of operations, financial position and cash flows for that year.

Post-Retirement Benefits: Our employees participate in unfunded benefit pension plans. Our pension and post-retirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions provided by us to our actuaries, such as the discount rate. Material changes in our pension and postretirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants, and changes in the level of benefits provided.

We used a discount rate of 8%, a decline of 200 basis points from the 10% rate used as of December 31, 2001. This decline in the discount rate originated a higher charge to income amounting to ThUS$521. If the Company were to use a rate more in line with the discount rate prevailing in the Chilean market for high quality fixed income investments of 6%, the accrual for this benefit would have increased by ThUS$697.

Severance Indemnities: Severance indemnities with our employees are calculated based on the liability projected cost present value, considering a discount rate of 8%, a decline of 200 basis points from the 10% rate used as of December 31, 2001. This decline in the discount rate originated a higher charge to income amounting to ThUS$800. If the Company were to use a rate more in line with the discount rate prevailing in the Chilean market for fixed income investments of 6%, the accrual for severance indemnities would have increased by ThUS$1,045.

Accounting for Income Taxes: We follow the guidelines of Technical Bulletin N°60, “Accounting for Income Taxes,” which requires that we use the balance sheet method of accounting for deferred income taxes and provide deferred income taxes for all significant income tax temporary differences and for tax loss carryforwards.

As part of the process of preparing our financial statements, we are required to calculate our income tax expense based on rates in effect at the present time (which are subject to change affecting the calculation as any new tax rates are enacted) as well as estimates of when the above-mentioned temporary differences will reverse. We provision for income tax according to Chilean tax law. These taxes comprise a First Category tax rate set at a 16% rate for year 2002 (15% for prior years); our Subsidiaries provision for income tax according to stipulations in force in Chile and in the countries where they operate. We record valuation allowances to reduce our deferred tax assets to the amount that we are likely to realize. Our estimate of realization of such deferred tax assets results from consideration of, among other things, the Company’s future taxable income and its tax planning strategies, which may differ from actual results.

In addition, under Chilean GAAP, upon adoption of the mentioned Bulletin, a contra asset or liability account was created in which the effects of through-adoption-date temporary difference were recorded. This account is being amortized into income over the estimated period of reversal with the exception of tax loss carryforwards which are being amortized as utilized. The actual period of reversal could differ.

For U.S. GAAP the assessment is “more likely than not”, however under both Chilean and U.S. GAAP, the valuation allowance was determined to be the same.

Intangible Assets: AES Gener has classified certain assets as intangible due to their nature and characteristics. These assets have resulted principally from the asset revaluation at the time of the division of the Company’s predecessor into three independent companies in 1981, one of which was AES Gener S.A. This intangible asset, representing the price-level restated excess of the market value over the book value of the assets that were transferred to AES Gener S.A. is being amortized over a period of 30 years, beginning on January 1, 1982. Assessment of the useful life of this asset is an estimate which, if changed, could significantly impact our results.

For U.S. GAAP purposes, this asset is reversed against stockholder’s equity.

New Accounting Standards

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

In June 2002, FASB issued Statement N°146 (SFAS 146), “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred and indicates that an entity’s commitment to an exit plan does not by itself create a present obligation to others that meets the definition of a liability. This statement nullifies Emerging Issue Task Force (EITF) Issue N°94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)”. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. AES Gener has not yet determined the impact that adoption of this statement will have on its results of operations, its financial position and its cash flows.

In October 2002, FASB issued Statement N°147 (SFAS 147), Acquisitions of Certain Financial Institutions, which had no impact on AES Gener’s results of operations, financial position and cash flows.

In December 2002, FASB issued Statement N° 148, Accounting for Stock-Based Compensation—Transition and Disclosures (SFAS 148), which amends FASB Statement N° 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years ending after December 15, 2002, with early application encouraged. AES Gener determined that the adoption of SFAS 148 will not have any significant impact on its results of operations, its financial position and its cash flows.

The Company adopted FASB Statement N° 143 (SFAS 143), Accounting for Asset Retirement Obligations, effective January 1, 2003. Under SFAS 143, entities are required to record the fair value of a legal liability for an asset retirement obligation in the period in which it is incurred. When a new liability is recorded the entity capitalizes the costs of the liability by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. At retirement, an entity settles the obligation for its recorded amount or incurs a gain or loss.

In April 2003, FASB issued Statement N° 149 (SFAS 149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. SFAS 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist. AES Gener S.A. is evaluating the effect, if any, that SFAS 149 will have on its results of operations, its financial position and its cash flows.

In January 2003, EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” was issued, which is applicable for all revenue arrangements of this nature entered into after June 15, 2003. This EITF applies to all deliverables within contractually binding arrangements in all industries in which a vendor will perform multiple revenue-generating activities with certain exceptions. The application guidance contains guidance on 1) how these arrangements should be measured; 2) whether the arrangement should be divided into separate units of accounting, and 3) how the arrangement consideration should be allocated among the separate units of accounting. The Company believes that the issuance of this EITF will have no impact on its statements of financial condition, its statements of operations or cash flows.

In June, 2003, the FASB issued Statement of Financial Accounting Standards N° 150 (SFAS 150), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement clarifies classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires classification of financial instruments within a company’s scope as liabilities. Such financial instruments may include mandatorily redeemable shares, financial instruments which embody an obligation to repurchase shares or require issuer to settle the obligation by transferring assets, or financial instruments that embody an unconditional obligation, or, in certain circumstances, an unconditional obligation. The Company believes that the adoption of this pronouncement will not have an impact on its statements of financial condition, its statements of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51). FIN 46 addresses consolidation by business enterprises of variable interest entities, which are entities subject to consolidation according to the provisions of FIN 46. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For existing interests as of January 31, 2003, FIN 46 is effective on July 1, 2003. The Company does not believe that it has any variable interest entities.

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires additional disclosures by guarantors about obligations under guarantees that it has issued. This statement also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of obligations undertaken in issuing guarantees. The disclosure requirements for FIN 45 are effective for financial statements of interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The Company does not believe that the adoption of this Interpretation will have an impact on its statements of financial condition, its statements of operations or cash flow.

For additional information about New Accounting Standards, please see Note 36.II. of our financial statements also included in this document.

C.	Research and Development, Patents and Licenses.

During the years 2000, 2001 and 2002, our company has not had any material research or development expenses.

D.	Trend Information.

As described under “Item 4. Information on the Company-Business Overview” and “Item 5. Operating and Financial Review and Prospects-Operating Results” the most significant variables affecting the Company’s results of operations currently are the prices of the energy and capacity in those countries where the Company sells it products and dependence on weather conditions and foreign exchange variations in the different countries in which we operate. However, overall our operational revenues are relatively stable, except in cases of extreme weather conditions.

It is difficult to distinguish specific trends in the electric generation business, except with regard to technological improvements. The introduction of natural gas as a source of fuel for electric generation in Chile in the SIC in 1997, and in the SING in 1999, with the construction of the pipelines which transport natural gas from Argentina to Chile, led to a significant technological change in the industry, reducing energy prices and the country’s reliance on hydrological conditions. It is expected that the trend toward the construction of natural gas-fired facilities will continue in the future and in accordance, as discussed in “Item 4. Information on the Company—Business Overview—Description of Business—Electricity Generation—Our Generation Projects Under Development in Chile,” we are currently developing two gas-fired generation projects.

Item 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

We are managed by our board of directors, which in accordance with our by-laws is comprised of seven regular directors and seven alternate directors who are elected at an annual regular shareholders meeting. The entire board of directors is elected every three years. The board of directors as of December 31, 2002 was elected in April 2002. If a vacancy occurs, the board of directors will elect a temporary director to fill the vacancy until the next regularly scheduled meeting of shareholders, at which time the entire board of directors will be elected or re-elected. Regularly scheduled meetings of the board of directors are held once a month, while extraordinary meetings are convened when called by the chairman, requested by any other director with the assent of the chairman, or requested by a majority of the directors.

The first table below sets forth, as of December 31, 2002, our regular directors, their names and ages, their position with our company, the dates of their initial appointment as directors, the expiration dates of their terms and their principal occupation or employment. The second table below provides the same detail for AES Gener S.A.’s current board of directors which was elected during the shareholders meeting held on April 29, 2003. It should be noted that the change in the AES Gener S.A.’s board of directors and executive officers in 2002 is the result of global restructuring plan carried out by AES Corporation. There is no family relationship between any of the persons listed in either chart.

AES Gener S.A. Board of Directors as of December 31, 2002

Name (age)	Position	Current Position held since	Term expires	Principal occupation or Employments
Joseph Brandt (37)	Chairman	2002	2003	Vice President AES Corporation
Robert Morgan (37)	Director	2002	2003	Director of AES Gener
Jeffery Safford (43)	Director	2002	2003	Chief Financial Officer Electropaulo
Mark Fitzpatrick (52)	Director	2002	2003	Executive Vice-President AES Corporation
Javier Giorgio (33)	Director	2002	2003	Chief Executive Officer of TermoAndes
Daniel Yarur Elsaca (47)	Director	2001	2003	Director of BCI and Invertec
René Cortázar (51)	Director	2001	2003	Director of ICARE

AES Gener S.A. Board of Directors as of April 29, 2003

Name (age)	Position	Current Position held since	Term expires	Principal occupation or Employments
Joseph Brandt (37)	Chairman	2002	2006	Vice President AES Corporation
Andrés Gluski (45)	Director	2003	2006	President of Electricidad de Caracas
Erik Luckau (33)	Director	2003	2006	Asst. General Counsel—Latin America AES Corp.
Eduardo Dutrey (43)	Director	2003	2006	Group Manager AES Andes
Javier Giorgio (33)	Director	2002	2006	Chief Executive Officer of TermoAndes
Daniel Yarur Elsaca (47)	Director	2001	2006	Director of BCI and Invertec
René Cortázar (51)	Director	2001	2006	Director of ICARE

Joseph Brandt, Jeffery Safford and Erik Luckau are currently officers or employees of AES Corporation, and Robert Morgan and Mark Fitzpatrick were previously officers or employees of AES Corporation. Javier Giorgio is currently Chief Executive Officer of AES Gener S.A.’s wholly owned subsidiary TermoAndes and also director of several AES Corporation subsidiaries in Argentina. Andrés Gluski and Eduardo Dutrey are officers of AES Corporation subsidiaries. Daniel Yarur and René Cortázar are not affiliated with the Company or AES Corporation.

Joseph Brandt Mr. Brandt is Vice President and Chief Restructuring Officer of the AES Corporation. Prior to assuming these positions, Mr. Brandt was Associate General Counsel for the AES Corporation from 1999-2000. In 2002 he was appointed President and Group Manager for AES Andes. He received his undergraduate degree at George Mason University, earned masters degrees at each of the University of Virginia and the University of California at Berkeley and received a law degree at Georgetown University.

Robert Morgan Mr. Morgan joined AES Corporation in 1989, beginning his career in corporate planning. He has been responsible for business development efforts in the United States, Canada and Kazakhstan, starting AES Corporation’s business in the former Soviet Union. Mr. Morgan spent two years in AES New Energy, leading the Western Region and the Information Services group for the period 2000-2001. Mr. Morgan graduated from Stanford University in 1988 with a M.S. Degree in Engineering Economic Systems and a B.A. Degree in economics.

Jeffery Safford Mr. Safford was Vice President and Chief Financial Officer of AES Americas until 2002. From April 1994 until September 1998, he served as the Vice President, Chief Financial Officer and Secretary of the AES China Generating Co., Ltd. He was Director of Finance and Administration of AES Corporation from 1988 to April 1994. He graduated from Pennsylvania State University with a degree in accounting and is a Certified Public Accountant.

Mark Fitzpatrick Mr. Fitzpatrick joined AES Corporation in 1984, where he led the company’s engineering efforts for its second power project. From 1990 to 2002, he was Executive Vice President and Group Managing Director responsible for the development of power plant projects in numerous countries, primarily in Europe and Africa. He received Master of Science and Bachelor of Science degrees in Mechanical Engineering from Purdue University.

Javier Giorgio Mr. Giorgio is an electric engineer and received an MBA from Universidad del CEMA in Argentina. He has twelve years of experience in the electric sector. He is currently Chief Executive Officer of TermoAndes. At AES Corporation he previously worked as commercial manager of distribution companies and as a project developer. He is also on the board of directors of several AES Corporation companies in Argentina.

Daniel Yarur Mr. Yarur received his degree in Systems Engineering and Accounting from the University of Chile. He also received a Masters of Science in Finance from The London School of Economics and completed the Advanced Management Program at Harvard University Mr. Yarur was the former Superintendente de Valores y Seguros (Superintendent of Securities and Insurance) from March 1994 to March 2000.

René Cortázar Mr. Cortázar received his degree in Commercial Engineering from the Pontificia Catholic University of Chile. He received his Ph.D. in Economics from The Massachusetts Institute of Technology. Mr. Cortázar was the Chilean Labor Minister between 1990 and 1994 and the General Manager of Televisión Nacional de Chile until 2000. He is currently President of the Latin American Economic Research Corporation and is a director of the Empresa Nacional de Telecomunicaciones S.A. and CorpBanca S.A.

Andrés Gluski Mr. Gluski received an undergraduate degree in Economics from Wake Forest University and earned a Masters and Ph.D. in Economics and International Finance from the University of Virginia. He is currently President of Electricidad de Caracas, an AES Corporation subsidiary. He was Chief Executive Officer of AES Gener S.A. from January 2001 to August 2001 and acted as Executive President of AES Gener S.A. from August 2001 to April 2002. Prior to joining AES Gener, he was Executive Vice President of Shared Services at AES Corporation subsidiary, Grupo EDC for C.A. La Electricidad de Caracas and Corporación EDC. He has also served as Executive Vice President of Banco de Venezuela, Grupo Santander; Executive Vice President of Finance at the Venezuelan national telephone company, CANTV; Economist at the International Monetary Fund; Director General of Public Finance at the Venezuelan Ministry of Finance and Principal Director of the Venezuelan Investment Fund.

Erik Luckau Mr. Luckau has held the position of Assistant General Counsel with AES Corporation since 2001. He is currently Assistant General Counsel—Latin America. Prior to that, he was an attorney with the law firm of Shearman & Sterling. Mr. Luckau received a JD from Georgetown University Law Center and a BBA from the University of Kentucky.

Eduardo Dutrey Mr. Dutrey received a degree in electromechanical engineering from the University of Buenos Aires and an MBA from Dartmouth College. Mr. Dutrey joined AES Corporation in February 2000 as Chief Executive Officer for AES Juramento and in August 2000, he became Chief Executive Officer for AES Alicura. In May 2003, he was appointed group manager of the AES Andes group in Argentina. Prior to joining AES Corporation, he was Chief of Investor Relations for Repsol YPF.

Executive Officers

Our executive officers are appointed by the board of directors and hold office at the board’s discretion. There is no family relationship between any of the persons listed in this chart.

As of December 31, 2002, our executive officers were as follows:

Name (age)	Position	Current Position held since	Number of Years with AES Gener
Felipe Cerón (42)	Chief Executive Officer	2001	3
Francisco Castro (33)	Chief Financial Officer	2002	9
Juan Carlos Olmedo (41)	Commercial Manager	2002	15
Juan Ricardo Inostroza (43)	Development & Regulation Manager	2002	1
Enio Belmonte (56)	Operations Manager	2002	28
María Francisca Cea (36)	General Counsel	2001	5
María Teresa Bravo (35)	Communications Manager	2001	9

The following biographies provide certain information about our executive officers.

Felipe Cerón has been our Chief Executive Officer since September 2001. Prior to this appointment, Mr. Cerón served as Chief Chilean Power Officer from 1999 to 2001, Chief Executive Officer of Santiago’s International Airport from 1998 to 1999, Chief Executive Officer of Central Puerto (Argentina) from 1995 to 1998 and Chief Executive Officer of Guacolda from 1993 to 1995. Mr. Cerón received an undergraduate degree in Civil Industrial Engineering from the Pontificia Catholic University of Chile and a Master of Science in Accounting and Finance from the London School of Economics.

Francisco Castro received a degree in Civil Industrial Engineering from the Pontificia Catholic University of Chile and joined the Company in 1994. Since February 2002, he has acted as our Chief Financial Officer. From February 2001 to February 2002, he was Finance Manager and previously acted as the Company’s Treasurer from January 1999 to February 2001.

Juan Carlos Olmedo is a Civil Industrial Engineer from the Pontificia Catholic University of Chile and joined the Company in 1988. Since October 2002, he has acted as the Commercial Division Manager. He has held previous positions in the Company in the commercial area, including Director of Cordillera Plants from May 2001 to October 2002 and Commercial Manager of Non-Affiliate Operations from September 1996 to May 2001. He received a degree in Civil Industrial Engineering from the Pontificia Catholic University of Chile and earned his MBA from the Adolfo Ibañez University.

Juan Ricardo Inostroza is a Civil Electrical Engineer from the University of Chile and was appointed as Manager of Regulation and Development in October 2002. He has worked for the Company, including appointments in equity method investees, since 1986. His previous positions include Chief Executive Officer of Energén S.A. (March 2000 to October 2002), Commercial Manager of Central Puerto (December 1995 to March 2000), Assistant Commercial Manager of Guacolda (February 1994 to December 1995) and Commercial Manager of Non-Affiliate Operations (January 1990 to February 1994).

Enio Belmonte is a Civil Mechanical Engineer from Universidad Federico Santa María. He has been with the Company since 1974, holding various positions in the Company’s production area, including Production Manager of Eléctrica Santiago from November 1997 to November 2002, Production Manager of Norgener from July 1995 to November 1997 and Technical Manager of Thermoelectric Plants from October 1992 to July 1995. He was appointed Operating Manager in October, 2002.

María Francisca Cea is an Attorney who received her degree from the Pontificia Catholic University of Chile. She joined the Company in 1998 as Attorney in Legal Corporate Management. Since July 2001, she has acted as AES Gener S.A.’s General Counsel.

María Teresa Bravo is a journalist who graduated from the Pontificia Catholic University of Chile. She joined the Company in 1994 working in the Labor Relations Department. In 1999, she began working as Journalist of Communications in the Division of Corporate Management of Human Resources and Communications. Since March 2001, she has held the post of AES Gener Communications Manager.

B.	Compensation

For the year ended December 31, 2002, AES Gener paid an aggregate compensation of Ch$ 617 million to its executive officers and deputy officers, including bonuses which depend on performance and corporate earnings and are also granted to the Company’s other employees.

In accordance with the Company’s by-laws, the Board of Directors does not receive compensation. However, members of the Executive Committee receive compensation of UF 160 per month, equivalent to approximately US$ 3,728, as determined at the shareholders meeting held in April 2002 and ratified for the current period at the shareholders meeting held in April 2003. Board members are compensated for professional services that are provided to the Company by them or their related companies. The table below shows compensation paid to members of the Board of Directors and their related companies as of December 31, 2002, in thousands of Chilean pesos.

Board Member or Related Company	2002
René Cortázar Sanz y Cía. Ltda.(1)	8,225
Centro de Estudios e Investigación Financiera S.A.(2)	8,222
Claro y Cía.(3)	21,582
Jefferey Safford(4)	74,246
Robert Morgan(5)	91,796
Andrés Gluski(6)	106,759

(1)	Related company of director René Cortázar.
(2)	Related company of director Daniel Yarur.
(3)	Related company of José María Eyzaguirre, Cristián Lagos and Rodrigo Ochagavía directors or alternate directors until March 1, 2002.
(4)	Director until April 29, 2003.
(5)	Director until April 29, 2003.
(6)	Director until March 1, 2003 when he was designated alternate director. He was again named director on April 29, 2003.

C.	Board practices

Management of the Company’s business is vested in the Board of Directors. The Company’s by-laws provide that the shareholders elect seven regular directors and up to an equal number of alternate directors. Alternate directors can only replace the regular director for whom they have been appointed, and are authorized to serve on the Board of Directors in place of those directors who are unable to attend a meeting. Directors and alternate directors are elected at the annual meeting of shareholders for three-year terms. At present, there are no service contracts among any of the directors and AES Gener S.A. providing for benefits upon termination of employment.

Committee of the Board of Directors

Our Board of Directors also has an Executive Committee composed of three board members. As of December 31, 2002, the directors serving on AES Gener’s Executive Committee were René Cortázar, Daniel Yarur and Jefferey Safford. At the Board of Directors meeting held on April 29, 2003, Mr. Safford was replaced by Eduardo Dutrey. Mr. Yarur is the President of the Executive Committee which has the following duties and attributions:

(1)	To review external audit reports, the balance sheet and other financial statements presented by the Company’s administrators and trustees and make a declaration regarding such reports and financial statements prior to them being submitted to the shareholders for approval.

(2)	To propose to the board of directors, the names of independent auditors and credit rating agencies that will be submitted for approval at the annual shareholders’ meeting.

(3)	To review relevant operational information and provide a report regarding such, as required in certain defined cases.

(4)	To review the salary system and compensation plan for officers and senior management.

(5)	To perform any other responsibility entrusted in the Executive Committee by the by-laws, shareholders’ meeting or board of directors.

D.	Employees

AES Gener had 421 employees as of December 31, 2002. The table below details the number of individuals employed by AES Gener S.A. and each existing subsidiary as of December 31, 2002. Additionally, the country in which the company is located is indicated.

	2002	2001	2000
AES Gener S.A. (Chile)
Executives	11	18	28
Professionals	69	79	119
Technicians and administrative staff	114	122	190

TOTAL	194	219	337

Subsidiaries
Agmac (Chile)			63
Carbones Del Cesar (Colombia)			2
Central Puerto (Argentina)			273
Chivor (Colombia)	70	89	105
Ecogener (Chile)		12	10
Eléctrica Santiago(Chile)	9	10	11
Energía Verde (Chile)	66	74	68
Explotaciones Sanitarias (Chile)		13	14
Gener Argentina (Argentina)			7
Norgener (Chile)	44	43	41
OilGener Argentina (Argentina)		9	10
OilGener (Chile)			3
Puerto Ventanas (Chile)			56
Servicios de Asistencia Técnica (Chile)			83
TermoAndes (Argentina)	38	39	38

Total Subsidiaries	227	289	784

TOTAL	421	508	1121

Labor relations for employees are governed by collective bargaining agreements executed separately by each of AES Gener S.A. and its consolidated subsidiaries with their employees. These collective bargaining agreements establish compensation levels and other benefits.

AES Gener S.A. is party to two collective bargaining agreements which were signed in January 2001 and September 2001. These collective bargaining agreements encompass 61% of all workers at the parent company level.

These agreements are to be renegotiated in December 2003. AES Gener S.A.’s current collective bargaining agreements provide for a profit-sharing bonus and a performance bonus.

Norgener’s existing collective bargaining agreement was executed in July 2001 and is to be renegotiated in June 2004.

•	Chivor’s current collective bargaining agreement was resolved by an arbitration panel in December 2001. Negotiations with Chivor’s union for a new agreement will be initiated in June 2003. It is important to note that this company experienced a significant personnel reduction in 2002, as an early retirement plan was offered and accepted by approximately 22% of Chivor’s personnel.

E.	Share Ownership

No single Director or Executive Officer of the Company owns 1% or more of AES Gener’s equity. For more information see “Item 7. Major Shareholder and Related Party Transactions.”

Item 7	Major Shareholder and Related Party Transactions

A.	Major Shareholders

Our sole outstanding equity security is shares of common stock. The following table sets forth certain information concerning ownership of AES Gener S.A.’s common stock as of December 31, 2002 with respect to the twelve shareholders known to us to have the highest level of ownership participation in the outstanding common stock and for all of our directors and executive officers as a group. Shareholder information is derived from our records and reports filed by certain of the parties named below with the Superintendencia de Valores y Seguros de Chile (Superintendency of Securities and Insurance), or “SVS” and the Chilean stock exchange.

Shareholders	Number of Shares of Common Stock Held of Record	Percentage Ownership of Common Stock
Inversiones Cachagua Ltda.	5,596,329,349	98.65%
Citibank N.A., as depositary of ADR holders	9,377,948	0.17%
Banchile Corredores de Bolsa S.A.	3,019,930	0.05%
Francisco Ebel Vial	2,995,000	0.05%
Bancard S.A.	2,359,116	0.04%
Asesorías e Inversiones Ililhue S.A.	2,322,274	0.04%
Santiago Corredores de Bolsa Ltda.	1,946,435	0.03%
Ricardo Contreras Fischer	1,723,091	0.03%
Tanner Corredores de Bolsa S.A.	1,558,584	0.03%
Santander Investment S.A., Corredores de Bolsa	1,220,584	0.02%
Sucesión Alvarez Jiménez Manuel Hernán	1,215,000	0.02%
Larraín Vial S.A., Corredores de Bolsa	1,007,140	0.02%
Directors and Executive officers as a group	0	0.00%

There are no special voting rights applicable to our major shareholders.

As of December 31, 2002 the main shareholder of AES Gener S.A., with 98.65% of AES Gener’s outstanding common stock, was Inversiones Cachagua Ltda. a wholly owned subsidiary of AES Corporation. The remaining 1.35% of AES Gener’s outstanding common stock is owned by certain minority investors. To our knowledge, on December 31, 2002, (i) the number of outstanding shares held in the United States was 9,377,948 and (ii) the numbers of record holders in the United States was 8, which include CEDE & Co, DTC’S nominee whose participants include securities brokers and dealers, banks, trust companies and clearing corporations. As of May 31, 2003 the Company has no outstanding shares held in the United States (See Item 10 D. Exchange Controls—American Depositary Shares).

Significant Changes in Ownership by Major Shareholders

AES Corporation’s Acquisition of Gener

On November 3, 2000 AES Corporation announced a tender offer for 61.57% of the outstanding shares of Gener (the predecessor to AES Gener S.A.) in Chile for cash, as well as a tender offer for all of Gener’s American Depositary Shares (“ADSs”) through an exchange offer for AES Corporation shares. The purchase price for the offer was US$ 16.50 per ADS, or its equivalent in Chilean pesos per common share.

On November 28, 2000, AES Corporation entered into an agreement with Total, pursuant to which, AES Corporation agreed to cause Gener to sell to Total all of its Argentine assets and certain other interests for a total of US$ 657.5 million if AES Corporation succeeded in its tender offer.

On December 28, 2000, AES Corporation acquired 61.11% of Gener’s total capital for the Chilean peso equivalent of US$ 841.2 million and effectively assumed control of Gener. On January 9, 2001, AES Corporation acquired an additional 34.56% of the Company for a total purchase price of US$ 475.6 million in the form of AES Corporation common stock, and on February 28, 2001 AES Corporation acquired 2.87% of Gener for a total purchase price of US$ 38 million by purchasing shares on the Santiago Stock Exchange. On December 2001, AES Corporation acquired an additional 0.11% for a purchase price of US$ 1.2 million resulting in a final 98.65% ownership of Gener for a total amount of approximately US$1,356 million.

B.	Related Party Transactions

Chilean Law provides several rules that govern transactions between limited liability open stock corporations (sociedades anónimas abiertas) and its related parties. Article 89 of Law N° 18.046 (Chilean Corporations Law) requires that our transactions with related parties be based on market conditions or on an arm’s-length basis. Also, the Executive Committee of the Board of Directors is required by Article 50 Bis, to review each related party transaction and prepare a report for presentation before the Board of Directors during the meeting called to approve or reject such transactions. Related party transactions are disclosed annually at the corresponding Ordinary Shareholders’ Meeting.

For additional information concerning our transactions with equity method investees and other related parties, see Notes 23 and 36 I r) to our consolidated financial statements contained in Item 18 of this annual report.

C.	Interests of Experts and Counsel

None

Item 8	Financial Information

Financial Statements

See “Item 18. Financial Statements” for a list of the financial statements filed with this document.

Legal Proceedings

In 2002, we were involved in certain legal proceedings customary to the normal conduct of our business. The most important proceedings are summarized as follows:

•	In December 1999, AES Gener S.A. filed a suit against Hidroeléctrica Guardia Vieja S.A. and Hidroeléctrica Aconcagua S.A. for non-compliance with the purchase and sale of energy and electric power pursuant to an agreement signed by those companies. The judgment entered on December 17, 2001 accepted most of the allegations of AES Gener S.A. and ordered specific compliance by the defendants . As a result, at December 31, 2001, the Company recorded Ch$ 2,940 million as revenues, corresponding to approximately a 40% reversal of the contingent loss accrual that the Company had established for the total amount claimed. To date, the Company has reversed only part of the contingent loss that had been accrued, because on January 7, 2002 the defendants filed an appeal that is currently under review by the Supreme Court and as of the date hereof, no payment has been received with respect to the contract. Pursuant to U.S. GAAP, this revenue recognition has been reversed as it would represent a gain contingency that should not be recorded until it is realized.

•	On December 7, 2001, the Argentine Dirección General de Rentas (the General Income Department, or “DGR”) notified TermoAndes of its decision to impose upon it a stamp tax in the amount of Arg$ 11,580,562 corresponding to an agreement on the “Fiduciary Assignment in Guarantee Contract” entered into between TermoAndes and the Banco Francés Uruguay S.A. on June 26, 1998. Without prejudice to the stamp tax exemption that TermoAndes was granted by the Province of Salta, the DGR claims that TermoAndes is jointly liable for the non-exempt portion due by the Banco Francés Uruguay S.A. The amount was calculated on a base amount of Arg$ 967,160,000, representing the sum of Arg$ 250,000,000 for the negotiable liabilities issued by TermoAndes, Arg$ 73,080,000 for the interest rate swap, Arg$ 62,500,000 for the bond granted by TermoAndes so that InterAndes could finance the construction of the transmission line, and Arg$ 98,000,000 for the actual guarantee collateral of TermoAndes shares. The DGR also notified TermoAndes that sanctions would be applied for its failure to submit the agreement as required by law.

In response, TermoAndes presented two petitions. In the first petition, TermoAndes argued (1) the inexistence of the joint liability of TermoAndes, (2) that the agreement was not an onerous contract, which is an essential prerequisite of the applicability of a stamp tax and (3) the lack of tax jurisdiction by the Salta Province. In the second petition, TermoAndes alleged that the sanctions had no legal grounds, arguing that the failure to present the agreement was not a requirement of the stamp tax exemption and, additionally, that the permissible sanctions for non-compliance with the exemption agreement do not include loss of the exemption. On January 23, 2002, the DGR rejected TermoAndes’ petitions and applied a sanction, equal to two times the amount of the tax, increasing the claim to approximately US$ 23 million.

On February 8, 2002, TermoAndes presented a petition for reconsideration to the DGR, and the DGR rejected this petition on March 20, 2002. On April 9, 2002, TermoAndes presented an appeal to the Treasury Ministry of Salta Province which was supplemented on April 12, 2002. On May 6, 2002 TermoAndes was notified that its appeal to the Treasury Ministry had been rejected. On May 20, 2002, TermoAndes filed an appeal for reconsideration. No response was received with regard to this appeal, and in June 2002 TermoAndes filed two additional actions, an appeal to the Governor of Salta Province and an unconstitutionality claim before a federal court in Salta Province On August 27, 2002, the federal judge dismissed our claim. We filed an appeal with the Federal Appeals Court, which on October 29, 2002 dismissed our appeal due to lack of jurisdiction over the case. On November 15, 2002, we filed an appeal with Argentina’s Supreme Court. As of December 31, 2002, TermoAndes registered a short-term liability provision of Arg$ 3,500,000 (equivalent to US$ 1.1 million).

On January 31, 2003, an agreement was reached with the DGR, under which TermoAndes paid Arg$ 4.2 million.

•	On May 24, 2002, the Company was notified of a suit filed by Bankers Trust International Corporation (Delaware) Inc., as assignee of the trustee in the bankruptcy of Cordex Petroleums Inc., a company organized under the laws of Canada. Bankers Trust International Corporation (Delaware) Inc. sued us for an amount equal to US$8.7 million plus interest and legal fees, on the grounds of alleged collusion between us and the other defendant, Mr. Ralph Wilkerson, breach contracts, incitement to breach contracts, and fraud and incitement to infringe the fiduciary duties towards Cordex Petroleums Inc. The suit corresponds to case N°0101-05135 of the Superior Court of Alberta, Judicial District of Calgary, Canada. On July 19, 2002 we submitted a motion to dismiss the suit based on lack of jurisdiction of the Canadian courts of law. A hearing was set for February 6, 2003 but was later suspended due to the plaintiff’s delay in the presentation of an affidavit supporting its claim. In March 2003, the judge decided to accept the plaintiff’s affidavit solely for the purpose of amending the plaintiff’s claim, and on April 14, 2003, the plaintiff appealed this decision. A hearing date has not been scheduled. Although no assurance can be given, we do not expect the outcome of this litigation to have a materially adverse effect on our financial condition or results of operations.

•	Our subsidiary, Norgener, is facing in arbitration a mining customer, Escondida. Norgener and Escondida currently disagree with respect to the interpretation of the terms of two power supply agreements executed on June 30, 1993 and November 20, 1994. An arbiter was appointed on October 25, 2002. The two parties agreed to the litigation procedure that will be followed on November 14, 2002, and Escondida subsequently filed its claim on December 9, 2002. The claim requests: (a) the nullification of the price adjustment clauses of both contracts and the payment by Norgener to Escondida of approximately US$ 47 million, (b) the termination of both contracts based on Norgener’s breach of contract, (c) the determination of a different price for the energy delivered to substations not contemplated in the contracts and the reimbursement by Norgener to Escondida of US$ 42.3 million, (d) the authorization to assign the contracts to an affiliate, (e) the payment of approximately US$ 3 million in damages by Norgener to Escondida as a result of Norgener’s delay in adjusting the price of one contract, and (f) a declaration that Escondida is not obligated to call bidders for the supply of 58 MW. In January 2003, Norgener answered Escondida’s complaint and also filed a counter-suit for damages incurred as a result of Escondida’s failure to comply with certain obligations of one of the contracts. Under the procedure agreed upon by the parties, the discussion period has concluded and the arbiter has resolved to summon the parties in order to attempt to reach an agreement. This negotiation period will end on June 26, 2003. Again, while no assurance can be given, we believe that Norgener will obtain a favorable decision from the arbiter; nevertheless, the procedure is expected to last for at least two years. Escondida has committed to fully comply with the contracts while the litigation is in progress.

•	On November 15, 2002, the Company was notified of a suit filed in Santiago by three distribution companies located in Northern Chile, Empresa Eléctrica de Arica S.A., Empresa Eléctrica de Iquique S.A. and Empresa Eléctrica de Antofagasta S.A., against all generation companies operating in the SING for a total amount of Ch$ 13 million. We filed a response to the suit in May 2003.

For further details concerning these and other contingencies see Note 25 to the Financial Statements.

Dividend Policy

Our dividend policy for each year is announced to the shareholders at our annual shareholders meeting, including the policy intended to be followed by the board of directors for interim dividends for that year. At the meeting, shareholders consider and approve the final dividend proposed by the board of directors with respect to the prior year’s earnings, and ratify the interim dividends previously declared and paid. As required by Chilean law, unless otherwise decided by all shareholders, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year, determined on a Chilean GAAP basis, unless and except to the extent to which we have accumulated losses.

The Board of Directors provided notice at the annual shareholders’ meeting held on April 30, 2002 that it intended to distribute dividends in the amount of 30% of earnings generated in the year 2002. In the last shareholders’ meeting held on April 29, 2003, dividends equal to 30% of adjusted consolidated net income for the year 2002 were declared, as required by Chilean law. Dividend payments were made on May 19, 2003, however, dividends owed to our parent company, Inversiones Cachagua, will be used to offset the outstanding intercompany loan between it and AES Gener.

Dividends are not price-level adjusted between the end of the preceding year and the declaration of the final dividend. The amount and timing of dividend payments are subject to revision from time to time and depend upon revenues, costs, cash flow, capital requirements, and market conditions. Accordingly, we cannot assure you as to the amount or timing of dividend payments in the future. Any change in dividend policy would ordinarily be effective for dividends declared in the year following adoption of the change. In addition, we must file a notice as to any such change of policy with Chilean regulatory authorities. Accordingly, a change in policy would become publicly available information.

Some of our subsidiaries and equity method investees are or may become parties to credit agreements containing restrictions on the payment of dividends. We cannot assure you that these contractual restrictions will not limit our ability to maintain our current dividend policy in the future.

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

	Per Share		Per ADS
Year	(Ch$)	(US$)	(US$)
1998	4.70	0.010	0.67
1999	0.66	0.001	0.09
2000(1)	0.50	0.001	0.06
2001(2)	25.55	0.040	2.65
2002	0.00	0.000	0.00

(1)	Provisional Dividends
(2)	Extraordinary Dividends

As a general requirement, a shareholder who is not a resident of Chile must register as a foreign investor under Chilean law to have dividends, sale proceeds or other amounts with respect to its shares remitted outside Chile through the Formal Exchange Market.

Item 9	The Offer and Listing

Not applicable, except for Item 9.A.(4) and Item 9.C.

The Market for our Common Stock

The Santiago Stock Exchange is Chile’s principal exchange, and accounting for over 72.5% of Chile’s 2002 equity trading volume. The market capitalization of all of the stocks traded on the exchange was approximately US$ 47,693 million as of December 31, 2002. The ten largest companies listed on the Santiago Stock Exchange in terms of market capitalization represented approximately 47% of the aggregate market capitalization of the Santiago Stock Exchange as of December 31, 2002. The ten most widely traded stocks trading on the Santiago Stock Exchange in terms of trading volume accounted for approximately 61% of all shares traded in 2002. During 2002, the percentage of securities listed and traded on the Santiago Stock Exchange that traded on an average of 90% or more of the trading days was approximately 10%.

Shares of AES Gener’s common stock were traded in the United States on the New York Stock Exchange, from July 1994 in the form of ADSs until January 2001. After the exchange offer made by AES Corporation, the ADSs of AES Gener were delisted from the New York Stock Exchange, because the number of publicly-held shares was less than 600,000. As explained below, as of May 31, 2003, all remaining ADSs have been converted and sold on the Chilean stock exchange.

As of December 31, 2002, each ADS represented 68 shares of common stock and on that same date, there were 137,911 ADRs outstanding equivalent to 9,377,948 shares. The ADSs in turn were evidenced by ADRs.

The table below shows the quarterly high and low closing sale prices of AES Gener’s common stock and the quarterly trading volume as reported on the Santiago Stock Exchange for the indicated periods. It also shows the quarterly low and high daily closing prices of the ADSs and the quarterly trading volume on the New York Stock Exchange for the indicated periods, as reported by Bloomberg L.P., until 2001. The following information reflects actual historical amounts at the trade dates and has not been restated in constant pesos.

	Santiago Stock Exchange Per Share			NYSE per ADS
Year ended December 31	Share Volume	Low	High	Share Volume	Low	High
1998
First Quarter	364,961,203	125.00	158.00	13,597,500	18.94	24.50
Second Quarter	185,719,503	121.00	158.00	8,192,500	18.06	23.94
Third Quarter	256,126,041	75.10	138.00	6,957,200	10.81	20.56
Fourth Quarter	223,894,432	96.50	138.00	17,631,600	13.94	19.25

1999
First Quarter	229,778,696	92.0	130.5	3,521,600	13.00	18.38
Second Quarter	194,130,571	132.5	158.0	4,477,800	17.50	22.25
Third Quarter	434,748,822	120.0	158.0	9,924,900	15.25	20.63
Fourth Quarter	355,185,375	108.0	127.0	3,727,000	13.75	16.06

2000
First Quarter	275,864,379	99.0	126.0	2,425,000	13.06	16.87
Second quarter	157,441,213	102.0	110.0	2,318,000	12.81	14.87
Third Quarter	262,110,209	104.5	119.0	3,971,800	13.37	15.43
Forth Quarter	4,721,495,885	90.0	138.0	37,896,100	10.75	18.00

2001
First Quarter	202,671,567	91.5	139.3	—	—	—
Second Quarter	6,830,044	91.0	122.6	—	—	—
Third Quarter	4,335,130	110.0	159.0	—	—	—
Fourth Quarter	11,198,419	104.0	128.0	—	—	—

2002
First Quarter	2,668,120	80.0	110.0	—	—	—
Second Quarter	1,297,554	66.0	82.0	—	—	—
Third Quarter	4,055,777	31.0	82.0	—	—	—
Fourth Quarter	2,490,369	57.0	45.0
December	80,869	49.0	52.0	—	—	—
2003
First Quarter	3,963,369	50.0	40.0	—	—	—
January	504,106	50.0	45.0	—	—	—
February	2,563,415	46.0	40.8	—	—	—
March	895,848	41.2	40.0	—	—	—
April	13,330,467	56.0	28.6	—	—	—
May	22,407,262	50.0	70.0

On December 31, 2002, the closing sale price for AES Gener’s common stock on the Santiago Stock Exchange was Ch$ 46 per share. As of December 31, 2002, the aggregate principal amount of Chilean convertible debentures outstanding was US$ 476,638,900, which are exchangeable into approximately 2,161,627,664 shares of common stock. The current conversion price is US$ 0.2205 per share.

Item 10	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association.

General

Shareholder’s rights in Chilean companies are governed by a company’s estatutos or by-laws, which effectively serve the purpose of both the certificate of incorporation and the by-laws of a company incorporated in the United States, and by the Chilean Corporations Law.

The Chilean securities markets are principally regulated by the SVS under the Securities Market Law and the Chilean Corporations Law. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation and protection of minority investors. The Securities Market Law sets forth requirements relating to public offerings, stock exchanges and brokers and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Corporations Law sets forth the rules and requirements for establishing open stock corporations while eliminating government supervision of closed companies. Open stock corporations are those with 500 or more shareholders or companies in which 100 or more shareholders own at least 10% of the subscribed capital, excluding all shareholders which directly or indirectly own more than such 10%, and all other companies that publicly offer their stock in accordance with the Chilean Corporations Law. We are an open stock corporation.

Registration and Corporate Purpose

AES Gener S.A. is an open stock corporation (sociedad anónima abierta) organized by means of a public deed (escritura pública) dated June 19, 1981. AES Gener S.A.’s by-laws were approved by the SVS by resolution N° 410-S dated July 17, 1981 and published in the Official Gazette N° 31,023 on July 23, 1981. It was recorded in Folio 13,107 N° 7,274 of Santiago’s Registry of Commerce in 1981.

As established in AES Gener S.A.’s by-laws, the company’s principal objective is the generation, transmission, purchase, distribution and sale of electricity, although the by-laws include other business activities such as fuel marketing and sales, project engineering services, and port services, among others. As demonstrated by the Company’s divestiture of non-electric assets in recent years, we have refocused principally on electricity generation in Chile as our core business activity.

Directors

The Chilean Corporations Law (Ley 18,046) contains several rules that govern transactions between limited liability open stock corporations (sociedades anónimas abiertas) and its related parties. Article 89 of Law N° 18.046 requires that our transactions with related parties be based on market conditions or on an arm’s-length basis. Also, the Executive Committee of the Board of Directors is required by Article 50 Bis, to review each related party transaction and prepare a report for presentation before the Board of Directors during the meeting called to approve or reject such transactions, and directors with an interest in the related party must abstain from voting. Related party transactions are disclosed annually at the corresponding Ordinary Shareholders’ Meeting.

During the shareholders meeting held on April 25, 2001, it was decided that members of the Board of Directors will no longer be paid any compensation except for the members of the Executive Committee. Directors are prohibited from borrowing or otherwise making use of corporate funds or assets for their own benefit, unless previously approved by the Board of Directors. There is no requirement for directors to hold shares of the company and there is no age limit established for the retirement of directors.

Ownership Restrictions

Under Article 12 of the Securities Market Law and Circular 585 of the SVS, certain information regarding transactions in shares of open stock corporations such as AES Gener must be reported to the SVS and the Chilean stock exchanges. Our shareholders are required to report the following to the SVS and the Chilean stock exchanges:

(a)	any direct or indirect acquisition or sale of shares that results in the holder acquiring or disposing of directly or indirectly, 10% or more of our share capital; and

(b)	any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of our capital or if made by a director, general manager, manager or key officers.

Under Article 54 of the Securities Market Law and Circular 608 of the SVS, persons or entities intending to acquire control, directly or indirectly, of an open stock corporation such as AES Gener are also required to inform the public in advance through a notice published in a Chilean newspaper. The notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations, at least five business days in advance of the date of actual purchase or immediately after beginning negotiations, whichever occurs first.

Together with such publication, a written communication as to the proposed publication must be sent to the SVS, the target company and the Chilean stock exchanges. Title XV of the Securities Market Law sets forth the basis to determine what constitutes a controlling power, a direct holding and a related party.

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

Capitalization

Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders meeting, have the power to authorize an increase in the company’s capital. When an investor subscribes for issued shares, the shares are registered in that investor’s name, and the investor is treated as a shareholder for all purposes, except with regard to receipt of dividends and the return of capital. The investor becomes eligible to receive dividends once he or she has paid for the shares, and, if he or she has paid for only a portion of such shares, he or she is entitled to receive a corresponding pro-rata portion of the dividends declared with respect to such shares, unless the company’s estatutos provide otherwise. If an investor does not pay for shares for which he or she has subscribed on or prior to the date agreed upon for payment, the company is entitled under Chilean law to auction the shares on the stock exchange, and it has a cause of action against the investor for the difference between the subscription price and the price received at auction. However, until such shares are sold at auction, the investor may continue to exercise all the rights of a shareholder, except the right to receive dividends and return of capital. Authorized shares and issued shares which have not been paid for within the period fixed by the extraordinary shareholders meeting for their payment, which in any case cannot exceed three years from the date of the shareholders meeting that authorized the increase in capital, are canceled and are no longer available to be issued.

As of December 31, 2002, our share capital consisted of 7,981,108,657 authorized shares of which 5,672,752,777 were subscribed for and fully paid. Chilean law recognizes the right to issue ordinary shares and preferred shares. To date, we have issued and are authorized to issue only ordinary shares.

Of our total authorized share capital, 2,375,000,000 shares have been reserved for issuance upon the conversion of our 6% Senior Convertible Notes due 2005 and the Chilean Debentures, and cannot be used for any other purpose. By December 31, 2002, we had increased our fully paid capital by 85,932,258 shares as a result of holders of convertible bonds exercising their right of conversion.

Each share is entitled to one vote.

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Law requires a Chilean company to offer existing shareholders the right to purchase a sufficient number of shares to maintain their existing percentage of ownership in the company whenever it issues new shares. Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period of 30 days following the grant of such rights. During such period and for an additional 30-day period, a Chilean company is not permitted to offer any unsubscribed shares for sale to third parties on terms which are more favorable than those offered to its shareholders. At the end of the additional 30-day period, a Chilean open stock corporation is authorized to sell unsubscribed shares to third parties on any terms, provided that, if such unsubscribed shares are sold on more favorable terms, they must be sold on a Chilean stock exchange. Unsubscribed shares that are not sold on a Chilean stock exchange can be sold to third parties only on terms no more favorable for the purchasers than those offered to shareholders.

Public offerings of shares of an existing company are regulated under Law N° 19.705 effective as of December 20, 2000. New rules establish that all public offerings for shares of an open stock company must follow a special procedure. The offeror has to give public notice of its intention to sell and has to provide each shareholder with a prospectus with all the information regarding the offer. The offers must have a minimum term of 20 days and a maximum of 30 days. Nevertheless, the offer can be extended to up to 15 days. The offer must be directed to all the shareholders of the company, and the shares must be allocated on a pro-rata basis if interest exceeds the number of shares offered. Public offers are irrevocable unless the offeror establishes circumstances under which the offer lapses. Such circumstances shall be stated at the beginning of the public offer. The offer cannot be changed during the term, except to increase the price or the number of shares offered. The acceptance of a public offer is retractable until the end of its term. The offeror has to give public notice of the results of the offer.

Shareholders’ Meetings and Voting Rights

An ordinary annual meeting of our shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders is the corporate body that approves our annual report and annual financial statements, approves all dividends to be paid, elects the board of directors and approves any other matter which is not required to be decided by an extraordinary shareholders’ meeting. Our last ordinary annual meeting of shareholders was held on April 29, 2003. Extraordinary meetings may be called by the board of directors when deemed appropriate and must be called by the board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the SVS.

The following matters may only be dealt with at extraordinary shareholder’s meetings:

•	our dissolution;

•	a merger, division or other change in our corporate form or the amendment of our by-laws;

•	the issuance of bonds or notes convertible into shares;

•	the disposal of a substantial portion of our fixed assets and liabilities or of all our assets;

•	the granting of security, pledge or mortgages over our assets to secure the obligations of third parties, except for those of affiliated companies, in which case the approval of the board of directors shall suffice; and

•	other matters determined by Chilean law, our by-laws or the board of directors.

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

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of our issued voting shares. If a quorum is not present at the first meeting, the meeting can be reconvened, and upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. The shareholders’ meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. Such resolutions may involve all matters that may be submitted to the shareholders’ meeting, such as the amount of the yearly dividend, the designation of our auditors, the approval of our annual report and financial statements, the election of directors, the issuance of bonds and the granting of security, pledges or mortgages over our assets to secure third-party obligations. In addition, a two-thirds majority of the issued voting stock is required to approve the following actions:

•	a change of organization, merger or division;

•	an amendment to our term of duration or for our early dissolution;

•	a change in corporate domicile;

•	a decrease in corporate capital;

•	approval of capital contributions in kind and assessment of such assets;

•	a modification of the powers of a shareholders’ meeting or limitations on the powers of the board of directors;

•	a reduction in the number of members of the board of directors;

•	the transfer of 50% or more of our corporate assets or of our corporate assets and liabilities and the approval of a business plan that addresses the transfer of such percentage;

•	the form of distributing corporate benefits;

•	the granting of guarantees that exceed 50% of corporate assets for the benefit of third parties;

•	the repurchase of shares;

•	certain other actions specified in the by-laws; and

•	correction of procedural errors in the constitution of the company and to modify the by-laws in case such modification involves one or more of the above mentioned actions.

In general, Chilean law does not require a Chilean open stock corporation to provide the level and type of information that U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine our books within the 15-day period before the scheduled ordinary annual shareholders’ meeting. Under Chilean law, a notice of a shareholders’ meeting listing the issues to be addressed at the meeting must be mailed not fewer than 15 days prior to the date of such meetings, and in cases of an ordinary annual meeting, shareholders holding a prescribed minimum investment must be sent an annual report of our activities which includes audited financial statements. Shareholders who do not fall into this category but who request it must also be sent a copy of our annual report.

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

Dividends which are declared but not paid within the appropriate time period set forth in the Chilean Corporations Law (as to minimum dividends, 30 days after declaration; as to additional dividends if any, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of the UF from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date such dividend is payable. After that period, the amount not claimed is given to a non-profit organization, Junta Nacional de Cuerpos de Bomberos de Chile (“National Corporation of Firefighters”).

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

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Corporations Law provides that, upon the adoption at an extraordinary shareholders’ meeting of any of the resolutions enumerated below, dissenting holders of voting shares have the right to withdraw from a Chilean company and to compel that company to repurchase their shares, subject to the fulfillment of certain terms and conditions described below.

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

The price paid to a dissenting shareholder of an open stock corporation, such as us, whose shares are quoted and actively traded on a Chilean stock exchange is the weighted average of the sale prices for the shares as reported on the stock exchanges on which the shares are quoted for the two-month period preceding the shareholders meeting giving rise to the withdrawal right. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not shares actively traded on a stock exchange or stock exchanges, the price paid to the dissenting shareholder shall be the book value. Book value for this purpose is paid-in capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid. For the purposes of making this calculation, the last annual balance sheet shall be used, as adjusted to reflect inflation up to the date of the shareholders meeting which gave rise to the withdrawal right.

The resolutions that result in a shareholder’s right to withdraw are the following:

(a)	The transformation of the company into an entity which is not an open stock corporation governed by the Chilean Corporations Law;

(b)	The merger of the company with and/or into another company;

(c)	The transfer of 50% or more of all the assets of the company or of all of its assets and liabilities;

(d)	The granting of guarantees in the benefit of third parties that exceed 50% of corporate assets.

(e)	The creation of preferential rights for a class of shares or an amendment to those already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

(f)	Correction of procedural errors in the constitution of the company and to modify the by-laws in case such modification involves this withdraw right; and

(g)	Such other causes as may be established by law and a company’s estatutos.

Registrations and Transfers

On March 27, 2001, we executed an agreement with Sonda S.A. as our registrar and transfer agent. This contract is renewable every three years. On May 16, 2002, Sonda S.A. transferred this contract to its subsidiary, Empresa de Servicios BPO Sonda S.A.

C.	Material Contracts

On March 2, 2001, AES Gener signed a Purchase and Sale Agreement with Total, pursuant to which agreement, AES Gener agreed to sell its interest in certain Argentine assets to Total and/or its subsidiaries. An amendment of this agreement, which extended the term of Total’s option to purchase all of our Argentine operations to November 1, 2001, was signed on July 16, 2002. On July 27, 2001, we sold to Total Austral (Argentine Branch) our 63.94% participation in Central Puerto, equivalent to 56.589.164 shares, for a total amount of US$ 255 million. On September 21, 2001, we sold to Total Austral (Argentine Branch) our 70.02% interest in Hidroneuquén, equivalent to 196.220.631 shares, for a total amount of US$ 72.45 million. In 2002, the Company did not execute material contracts, other than contracts entered into in the ordinary course of business.

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

American Depositary Shares

In July 1994, the Company issued 4,882,880 American Depositary Shares (“ADSs”) at a price of US$ 23 per ADS, for a total amount of US$ 61.9 million. As mentioned previously, on November 3, 2000, AES Corporation, and its subsidiary, Inversiones Cachagua Ltda., announced a tender offer for the outstanding shares of Gener, as well as a tender offer for all of Gener’s ADSs through an exchange offer for AES Corporation’s shares. The purchase price for the offer was US$16.50 per ADS, or its equivalent in Chilean pesos per common share. As a result of the tender offer, less than 600,000 ADSs were held by the public, and therefore, application was made by the New York Stock Exchange (“Exchange”) to the SEC to strike the ADSs from listing and registration on the Exchange at the opening trading session on March 28, 2001 and such application was approved.

Subsequently, in March 2001, we directed the Depositary (Citibank N.A.) to terminate the deposit agreement. On August 19, 2001, a Notice of Termination of ADR Facility was sent to the holders and beneficial owners of the ADRs, requesting them to arrange for the surrender of ADRs and withdrawal of the deposited securities. The Notice of Termination of ADR Facility also informed all holders and beneficial owners that, upon the expiration of one year after the termination date of August 19, 2001, the Depositary may and intends to sell the deposited securities held by or for the Depositary and may thereafter hold the net proceeds of any sale, without liability for interest, for the pro rata benefit of the holders of the ADRs not theretofore surrendered. In accordance with such notice, the Depository sold the remaining deposited securities on April 25, 2003 on the Chilean stock exchange.

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

Convertible debentures that are the subject of an application must be issued in an aggregate principal amount of at least US$25 million or its equivalent in other foreign currency. Additionally, the convertible debentures must have an average weighted term of not less than four years, weighted on the basis of principal installments and on the assumption that, if the issuer has the ability to call the convertible debentures, they will be deemed to have been called at the earliest possible date.

Convertible debentures must first be offered to existing shareholders of the issuer in a preemptive rights offering. Subscribers in such offering must purchase the convertible debentures with pesos and receive peso-payable debentures, while international investors must purchase the convertible debentures in a foreign currency and receive debentures that are payable in a foreign currency. Persons who are not resident or domiciled in Chile may exchange their peso-payable convertible debentures for the international convertible debentures, subject to compliance with various conditions.

The foreign currency received by the issuer from the international sale of the convertible debentures must either be brought to Chile and converted into pesos in the formal exchange markets or be held outside of Chile and used for direct payment abroad of import operations (or the expenses incurred in connection therewith), for services contracted abroad, for the expenses of the issue, for the repayment at maturity of external indebtedness registered with and approved by the Central Bank or for investment in financial instruments abroad.

On April 15, 1999, the Central Bank amended Chapter XIV of the Compendium, which modified some of the then current regulations. Such modifications became effective on June 1, 1999. Under the amended Chapter XIV, foreign exchange transactions made under Chapter XIV, Title I of the Compendium as in effect before June 1, 1999 will continue to be governed by the regulations absent such modifications. Such issuers, however, had the right to request, within 120 days after June 1, 1999, that the Central Bank apply the new Chapter XIV regulations to their securities. The Central Bank then had the unilateral right to accept or deny such request and, upon acceptance, to determine the terms and conditions under which the new regulations will be applied.

The new Chapter XIV does not change the treatment of non-Chilean holders of convertible debentures. It does, however, allow the issuer to buy foreign currency in the foreign exchange market to make capital and interest payments on the convertible debentures once the foreign currency received by the issuer from the international sale of the convertible debentures has been brought to Chile and converted into pesos in the formal exchange markets.

On April 18, 2001 the Central Bank issued a new version of the Compendium of Rules on Foreign Exchange which modified Chapter XIV and revoked Chapter XXVI. According to the new regulation, access to the formal exchange market does not require a Central Bank prior approval.

On January 17, 2002, the Central Bank issued a new version of the Compendium of Rules on Foreign Exchange, which modified Chapter XIV in terms of facilitating its application. This new Compendium became effective on March 1, 2002.

E. Taxation

Chilean Tax Considerations

The following discussion summarizes the principal Chilean tax consequences of acquiring debt securities and the ownership and disposition of debt securities and any shares into which convertible debt securities are converted by an individual holder that is not domiciled or resident in Chile or by a legal entity that is not organized under the laws of Chile and does not have a permanent establishment in Chile (a “Foreign Holder”). For purposes of Chilean taxation, an individual holder is a resident of Chile if he has resided in Chile for more than six consecutive months in one calendar year or a total of more than six months, whether consecutive or not, in two consecutive years. A Chilean citizen generally will be treated as a domiciliary and resident of Chile for Chilean tax purposes unless such person can demonstrate the contrary.

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

United States Tax Considerations

The following discussion summarizes the material United States federal income tax considerations, under present law, of the purchase, ownership and disposition of any debt securities, shares of common stock and any shares of common stock into which convertible debt securities are converted. This discussion deals only with investors whose functional currency is the U.S. dollar. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant and does not address the United States federal income tax consequences applicable to investors that are subject to special tax rules such as banks, securities dealers and traders who elect to mark their investments to market, tax-exempt entities, investors that will hold shares of common stock as a position in a “straddle” of hedging or conversion transaction, insurance companies, persons that own (or are deemed to own for United States tax purposes) 10% or more of the voting stock of Gener or, except as described below, persons that are not U.S. Holders, as defined below. In addition, this discussion does not describe any tax consequences arising under the tax laws of any state, locality or foreign jurisdiction. AES Gener believes, and this discussion assumes, that AES Gener is not, and will not become a passive foreign investment company or foreign personal holding company for United States federal income tax purposes.

This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

As used herein the term “U.S. Holder” means a beneficial owner of debt securities or shares of common stock that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other business entity organized in or under the laws of the United States or any political subdivision thereof, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or that has otherwise validly elected to be treated as a U.S. person or (iv) an estate, the income of which is subject to United States federal income taxation regardless of its source. “Non-U.S. Holder” means any Holder that is not a U.S. Holder.

Tax Treaties

The United States is party to bilateral income tax treaties with certain countries. However, there is presently no income tax treaty between the United States and Chile.

Taxation of Interest

Each U.S. Holder of a debt security is required to report, as ordinary interest income, all interest paid on debt securities in accordance with such holder’s method of accounting for United States federal income tax purposes. Thus, accrual method holders will report interest on debt securities as it accrues, and cash method holders will report interest when it is received or unconditionally made available for receipt.

A U.S. Holder may elect to amortize any “amortizable bond premium” relating to a debt security over the remaining term of the debt security. The amount of “amortizable bond premium” on a debt security is generally the excess of the purchase price of the debt security over the sum of all payments on the debt security other than stated interest (the “amount payable at maturity”). For this purpose however, the purchase price of a debt security is reduced by the value of the conversion feature inherent on the debt security (determined using any reasonable method), based on the amount by which AES Gener’s stock price on the date of the offering of any such convertible debt securities exceeds the conversion price for such debt securities. AES Gener believes that the excess of the purchase price of debt securities over the amount payable at maturity is entirely attributable to the value of the conversion feature. Accordingly, no amount of bond premium should be amortizable. However, U.S. Holders are urged to consult their tax advisors regarding the application of these rules.

As of December 31, 2002, the aggregate principal amount of Chilean convertible debentures outstanding was US$ 476,638,900, which are exchangeable into approximately 2,161,627,664 shares of common stock. The current conversion price is US$ 0.2205 per share.

Payments of interest on debt securities will generally be subject to a Chilean Interest Withholding Tax of 4% (see “‘Chilean Tax Considerations”), which AES Gener will withhold from such payments. AES Gener has agreed, subject to specific exemptions and limitations, to make additional payments (the “Additional Amounts”) in respect of any Chilean withholding taxes imposed on payments of interest on the debt securities so that the holders of debt securities will be paid the amount they would have received if no Chilean withholding taxes were applied.

For United States federal income tax purposes, a holder must treat the gross amount of interest received on debt securities and any Additional Amounts paid in respect of Chilean withholding taxes as ordinary interest income. The 4% Chilean Interest Withholding Tax will be treated as a foreign income tax eligible, subject to limitations and conditions, for credit against a holder’s United Stated federal income tax liability, or at the holder’s election, for deduction in computing the holder’s taxable income. Interest and Additional Amounts paid on debt securities generally will constitute foreign source “passive income” for United States foreign tax credit purposes.

The calculation of foreign tax credits involves the application of rules that depend on a holder’s particular circumstances. Holders of debt securities should consult their own tax advisors regarding the application of the foreign tax credit rules to interest income on debt securities.

Disposition and Conversion of Debt Securities

In general, each U.S. Holder of debt securities will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of debt securities (but generally no gain or loss will be recognized upon conversion of debt securities into shares) measured by the difference (if any) between (i) the amount realized by such holder on the disposition (excluding amounts representing interest not previously included in income) and (ii) the holder’s adjusted basis in debt securities. A U.S. Holder’s adjusted basis in a debt security will generally equal the cost of such security reduced by any principal payments received by the U.S. Holder. Any gain or loss on the sale, exchange, redemption, retirement or other disposition of a debt securities will be capital gain or loss and will generally be long-term capital gain or loss if, at the time of disposition, the debt security had been held for more than one year (except that any gain will be ordinary income to the extent of accrued market discount). Any gain or loss (other than loss attributable to accrued but unpaid interest) on a disposition of debt securities will generally be from United States sources.

Cash Dividends and Other Distributions

U.S. Holders will include in gross income the gross amount of any dividend paid (after reduction for any applicable Chilean First-Category Tax that is credited against Chilean Withholding Tax, but before reduction for the net amount of Chilean Withholding Tax) by AES Gener out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder. The dividend will generally not be eligible for the dividends received deduction allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includable in income of a U.S. Holder will be the U.S. dollar value of the Chilean Peso payments made, determined at the spot Chilean Peso/U.S. dollar rate on the date such dividend distribution is includable in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

U.S. Holders will recognize capital gain or loss on the sale or other disposition of shares of common stock held by the U.S. Holder. Any gain recognized by a U.S. Holder upon a disposition of shares of common stock will generally be treated as a U.S. source income.

Non-U.S. Holders

Subject to the discussion of backup withholding below, payments of interest and Additional Amounts on debt securities and of dividends on shares of common stock will be exempt from United States federal income tax, including withholding tax, if paid to a Non-U.S. Holder unless the holder has an office or other fixed place of business in the United States to which the interest or dividend income is attributable and such income is derived in the active conduct of a banking, financing or similar business within the United States or is received by a corporation whose principal business is the trading of stock or securities for its own account and certain other conditions are met.

A Non-U.S. Holder of debt securities or shares of common stock will not be subject to United States federal income or withholding tax on gain realized on the sale or other disposition of debt securities or shares, unless (i) such gain is effectively connected with the holder´s conduct of a trade or business within the United States, or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Backup Withholding and Information Reporting

In general, payments to a U.S. Holder of principal and interest (including Additional Amounts) on the debt securities or dividends on the shares of common stock and the proceeds of a disposition of debt securities or shares will be subject to U.S. information reporting requirements. In general, subject to certain exceptions, such payments will be subject to U.S. backup withholding tax if the U.S. Holder does not provide a taxpayer identification number or otherwise establish an exemption.

In general any such payments to a Non-U.S. Holder that are made by a U.S. office of a custodian or broker or that are otherwise paid or considered to be paid in the United States will be subject to U.S. information reporting requirements and, under certain circumstances, to a U.S. backup withholding tax, unless the holder certifies his or her non-U.S. status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) also applies to a payment of the proceeds of a sale of debt securities or shares by a foreign office of a broker that (a) is a U.S. person, (b) is a U.S. controlled foreign corporation, (c) is a foreign person that derives at least 50% of his or her gross income from the conduct of a trade or business within the United States or (d) is a foreign partnership with certain connections to the United States, in each case unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

Foreign, State and Local Taxes

Holders of debt securities and shares of common stock may be liable for foreign, state and local taxes in the country, state, or locality in which they are resident or do business. Since the tax laws of each country, state, and locality may differ, each prospective investor should consult his or her own tax counsel with respect to any taxes other than U.S. federal income taxes that may be payable as a result of an investment in the debt securities or shares of common stock.

THE ABOVE DISCUSSION IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IS STRONGLY URGED TO CONSULT HIS OR HER OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN DEBT SECURITIES OR SHARES.

F.	Dividends and Paying Agents

Not Applicable

G.	Statement by Experts

Not Applicable

H.	Documents on Display

We are subject to the informational requirement of the Securities Exchange Act of 1934 and, in accordance with these requirements, file reports and information statements and other information with the Securities and Exchange Commission. These reports, information statements and other information filed by us with the Securities and Exchange Commission can be inspected and copied at the Public Reference Section of the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549, and at regional offices of the Securities and Exchange Commission located at 233 Broadway, New York , New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can be obtained from the Public Reference Section of the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may also call at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

I.	Subsidiary Information

Not Applicable

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

Interest Rate Risks

Of our long-term interest bearing debt on December 31, 2002, 74% was fixed rate (including the swap executed to fix the interest rate for the TermoAndes and InterAndes Notes) and 26% was variable rate. All of our variable rate long-term debt was denominated in U.S. dollars and bore interest at rates tied to the London interbank offered rate, or “LIBOR”, the rates that banks in the London interbank market offer for U.S. dollar deposits of varying maturities. We have entered into a limited number of derivative contracts for the purpose of hedging approximately 98% of our variable-rate debt against fluctuations in LIBOR.

Our current interest rate exposure arises principally from the US$ 320 million Bank of America led syndicate credit of our subsidiary Chivor, the US$ 20 million ABN Amro credit facility of our subsidiary Energy Trade and the US$ 25 million Scotia Bank Sudamericano and Banco Crédito e Inversiones credit facility of our subsidiary Energía Verde.

We do not hedge our Chilean peso-denominated debt against fluctuations in interest rates. All of such debt is fixed-rate, inflation-indexed, UF-denominated debt.

The following table summarizes the debt obligations and derivative instruments held by us at December 31, 2002. The table presents principal payment obligations in millions of Chilean pesos that exist by maturity date and the related weighted-average interest rates. The table also presents the notional amounts and effective interest rates by settlement date for our interest rate swaps. U.S. dollar-denominated liabilities and notional amounts have been converted to Chilean pesos based on the observed exchange rate as of December 31, 2002, which was U.S.$1.00 = Ch$ 718.61.

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Liabilities
Long-Term Debt

Bank loans
Variable Rate
(US$-denominated)	25,870	18,684	15,450	202,694	0	0	262,698	368,806
Weighted average interest rate	4.91%	4.59%	4.11%	4.59%	0.00%

Bonds
Fixed Rate
(Ch$-denominated)	0	0	0,0	100.0	136.4	17,948	18,184	17,874

Weighted average interest rate	0.00%	0.00%	0.00%	7.50%	7.50%	7.50%

(US$-denominated)	28,953	29,379	380,586	183,068	45,307	16,528	683,820	560,562
Weighted average interest rate	7.49%	7.49%	6.17%	6.75%	0.00%	7.64%

Interest Rate Swaps

Notional amount of variable to fixed (US$ denominated)	147,720	134,986	108,668	81,501	67,917	0		(14,922)
average pay rate	6.36%	6.36%	6.36%	6.36%	6.36%
average receive rate(1)	2,90%	2,90%	2,90%	2,90%	2,90%

(1)	This rated is based on the 180-day Libor on the date of last settlement of the applicable interest rate.

Foreign Currency Exchange Rate Risks

As of December 31, 2002, approximately 98% of our long-term interest bearing debt was denominated in U.S. dollars and therefore, exposed to exchange rate fluctuations between the Chilean peso and the U.S. dollar. The remaining 2% was UF-denominated and therefore not subject to currency exchange rate risk.

In 2002, we entered into short-term derivative contracts to limit our exposure to revenue variations as a result of fluctuations between the Chilean peso and the U.S. dollar. As of December 31, 2002, only our subsidiary Eléctrica Santiago had outstanding exchange rate derivative contracts. Although node prices for electricity sales in Chile are quoted in Chilean pesos, the most significant components of the formula used to set such prices are based on U.S. dollars. We believe that such a formula mitigates in part the effect of U.S. dollar versus Chilean peso currency fluctuations. See the detail of the derivative contracts outstanding as of December 31, 2002 in Note 24 to our consolidated financial statements contained in this Form 20-F.

This table presents principal payment obligations in millions of Chilean pesos by maturity date for U.S. dollar-denominated debt. U.S. dollar-denominated liabilities and notional amounts have been converted to Chilean pesos based on the observed exchange rate of December 31, 2002, which was U.S.$1.00 = Ch$ 718.61.

On Balance Sheet Financial Instruments

	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Long-Term Interest-Bearing Debt
Fixed Rate (US$)	28.953	29.379	380.586	183.068	45.307	16.528	683.820	560.562
Variable Rate (US$)	25.870	18.684	15.450	202.694	0	0	262.698	368.806

Item 12	Description of Securities Other than Equity Securities

Not applicable

Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies

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

On July 6, 2002 a hearing was conducted in the United States Bankruptcy Court for the Southern District of New York. Pursuant to a court order, dates were scheduled in connection with the confirmation of Chivor’s prepackaged plan of reorganization. On August 13, 2002, Judge Burton R. Lifland in New York approved the financing restructuring plan. The confirmation of such plan gives Chivor a term extension up to December 2006, including a new payment schedule with interim payments. Additionally, a Support Agreement was contained in the Credit Agreement by which Energy Trade agreed to irrevocably and unconditionally pay Chivor for payment of the Credit Agreement, up to a maximum amount of US $50 million, if the outstanding amount of debt exceeds US$ 290 million and US$ 225 million, on March 31, 2004 and March 31, 2005, respectively. In the same Support Agreement, AES Gener agreed to irrevocably and unconditionally guarantee Energy Trade’s obligations. The corresponding agreements were signed on August 27, 2002. As of December 31, 2002 the outstanding amount of the debt under the approved Credit Agreement is approximately US$ 320 million.

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

Our Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are responsible for establishing and maintaining the company’s disclosure controls and procedures. These controls and procedures were designed to ensure that material information relating to AES Gener S.A. and its subsidiaries is recorded, processed, summarized and reported to the CEO and CFO. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO within 90 days of filing this report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to material information required to be included in our periodic reports to the Securities and Exchange Commission. It should be noted that the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

During 2002, AES Corporation hired PriceWaterhouseCoopers (“PWC”) to perform an initial evaluation with regard to the existing internal control structure in all of its Latin American affiliates. In the case of AES Gener, this study consisted of the review and verification of the controls established in its power plants and affiliates. As a result, PWC delivered an internal controls report which identified certain weaknesses and deficiencies. On the basis of this report, the Company’s administration initiated a series of activities aimed at strengthening its control procedures.

In late 2002, AES Corporation, considering the specific risk of the electric industry, determined the following critical cycles for its subsidiaries:

(1)	Purchases

(2)	Treasury

(3)	Fixed Assets

(4)	Revenue

(5)	Human Resources

For each one of these cycles, the Internal Audit Department of AES Gener documented the functioning of the processes, controls and documents generated. This documentation included the creation of flowcharts. Additionally, this documentation included a description of the principal risks in each of the critical cycles. For each of the identified risks, a study was made of the best policies and applicable procedures which were labeled best control procedures.

AES Gener subsequently contracted Ernst & Young as permanent advisors in Internal Auditing. To date, together we have reviewed the flowcharts prepared by each of the departments, analyzed and determined control weaknesses and deficiencies based on our best control procedures, and identified alternative controls to mitigate these weaknesses and deficiencies.

With the objective of minimizing control risks, AES Corporation has designed a series of tasks to be performed by its affiliates, including AES Gener, in 2003. These tasks include the following:

(1)	Establishment of procedures to resolve identified control weaknesses;

(2)	Implementation of these procedures;

(3)	Periodic internal audits, which prove, to the satisfaction of management, that the control structure and the functioning are adequate.

Item 16	(Reserved)

Item 17	Financial Statements

Not applicable

Item 18	Financial Statements

Refer to pages F-1 to F-119

Item 19	Exhibits

1.	Current By-laws (estatutos) of Registrant as amended.[7] (unofficial English translation)

2.(a).	Central Bank Chapter XIV.[5]

2.(b)

Form of Indenture dated as of January 26, 1996, between the Registrant and the Chase Manhattan Bank, as trustee.[5]

Form of Indenture dated as of June 23, 1999, between the Registrant and the Bank of New York, as trustee.[6]

4.(b)

Electricity Sales Contract between Gener S.A. and Chilectra S.A.[3]

Addendum No. 5 to Electricity Sales Contract between Gener S.A. and Chilquinta Energía S.A.[2]

Purchase Contract between Chilgener S.A. and ISAGEN S.A. E.S.P. dated as of December 20, 1996.[4]

Credit Agreement among Chivor S.A. E.S.P., various financial institutions, Bank of America National Trust and Savings Association and BANCAMERICA Securities Inc.[4]

Second Amendment and Waiver among Chivor S.A.E.S.P., various financial institutions and Bank of America, N.A.[1]Purchase and Sale Agreement by and between Gener S.A. and Total Gas and Power Ventures dated as of March 2, 2001.[6]Amendment of Purchase and Sale Agreement by and between Gener S.A. and Total Gas and Power Ventures dated as of July 16, 2001.[7]

8.	List of Subsidiaries.[1]

99.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350.[1]

99.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350.[1]

[1]	Filed herewith.
[2]	Incorporated by reference from the Registrant’s Registration Statement on Form F- 6, Registration No. 33-80778, previously filed with the Commission.
[3]	Incorporated by reference from the Registrant’s Registration Statement on Form F-3, Registration No. 33-80776, previously filed with the Commission.
[4]	Incorporated by reference from the Registrant’s Registration Statement on Form F-3, Registration No. 333-7056, previously filed with the Commission.
[5]	Incorporated by reference from the Registrant’s Registration Statement on Form F-3, Registration No. 333-00206, previously filed with the Commission.
[6]	incorporated by reference from the Registrant’s Registration Statement on Form F-3, Registration No. 333-8934, previously filed with the Commission.
[7]	Incorporated by reference from the Registrant’s Registration Statement on Form 20-F, Registration No.001-13210, previously filed with the Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AES GENER S.A.

By:	/s/ FRANCISCO CASTRO
Name: Francisco Castro
Title: Chief Financial Officer

June 30, 2003

Chief Executive Officer Certification

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Felipe Cerón, Chief Executive Officer of AES Gener S.A., certify that:

1.	I have reviewed this annual report on Form 20-F of AES Gener S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 30, 2003

/s/ FELIPE CERON
Felipe Cerón
Chief Executive Officer

Chief Financial Officer Certification

Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Francisco Castro, Chief Financial Officer of AES Gener S.A., certify that:

1.	I have reviewed this annual report on Form 20-F of AES Gener S.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 30, 2003

/s/ FRANCISCO CASTRO
Francisco Castro Chief Financial Officer

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of AES Gener S.A.

We have audited the accompanying consolidated balance sheets of AES Gener S.A. and Subsidiaries (the “Company”) as of December 31, 2002 and 2001 and the related consolidated statements of income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of income and cash flows of AES Gener S.A. (formerly Gener S.A.) for the year ended December 31, 2000 were audited by other auditors whose report, dated February 28, 2001 (except for Note 36 for which the date is July 24, 2002), expressed an unqualified opinion on those statements and included an explanatory paragraph to emphasize that the consolidated financial statements for the year ended December 31, 2000 are prepared in accordance with accounting principles generally accepted in Chile and that the differences to conform with accounting principles generally accepted in the United States of America are disclosed in Note 36.

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

In our opinion, the 2002 and 2001 consolidated financial statements referred to above present fairly, in all material respects, the financial position of AES Gener S.A. and Subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for the years ended December 31, 2002 and 2001 and the determination of shareholders’ equity at December 31, 2002 and 2001 to the extent summarized in Note 36 to the consolidated financial statements. As discussed in Note 36 II (b) to the consolidated financial statements, the reconciliation to US GAAP as of December 31, 2001 and for the year then ended has been restated.

DELOITTE & TOUCHE

January 31, 2003,

(except for Note 36 for which the date is June 15, 2003)

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders of AES Gener SA. Formerly Gener and its subsidiaries

We have audited the accompanying consolidated statements of income and cash flows for the year ended December 31 2000 of AES (Gener S.A. and subsidiaries (“the Company’), all expressed in thousands of constant Chilean pesos. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of the consolidated subsidiary Chivor S.A. E.S.P. for the year ended December 3 1, 2000, which statements reflect total revenues of ThCh$ 65,651,000 of the related consolidated totals. In addition, we did not audit the financial statements of the equity method investment Hidroneuquén S.A., MEGA, Empresa de Generación Itabo S.A., and CDEC-SIC Limitada with an aggregate equity participation in net loss of ThCh$ 789,284 for the year ended of December 31, 2000. Those statements were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements, referred to above present fairly, in all material respects, the results of operations and cash flows of AES Gener S.A. and subsidiaries for the year ended December 3 1, 2000 in conformity with accounting principles generally accepted in Chile.

Accounting principles generally accepted in Chile vary in certain significant respects from generally accepted accounting principles in the United States of America. Application of generally accepted accounting principles in the United States of America would have affected consolidated shareholder’s equity as of December 31, 2000, and the consolidated results of operations for the year ended December 3 1, 2000, to the extent summarized in Note 36, of the Notes to the consolidated financial statements.

Ernest & Young Limitada

Santiago, Chile Februarv 28, 2001

(except for Note 36 for which the date is Julv 24 ,2002)

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

2.	We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

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

Deloitte & Touche

Bogota, Colombia

July 24, 2002.

INDEPENDENT AUDlTORS’ REPORT

To the Chairman and Director of Hidroneuquén Sociedad Anónima

1.	We have audited the special consolidated balance sheets of Hidroneuquén Sociedad Anónima and its subsidiary, Hidroeléctrica Piedra del Aguila S.A., as of December 31, 2000 and 1999 and the related special consolidated statements of income and changes in shareholders’ equity for the years then ended (not submitted herewith). These special consolidated financial statements (which include the related Notes 1 through 22) are the responsibility of the Company’s management. Our responsibility is to express an opinion on these special consolidated financial statements based on our audit.

2.	We conducted our audit in accordance with auditing standards generally accepted in the United States of América. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	As explained in Note 1 to the special consolidated financial statements, such special consolidated financial statements have been prepared for purposes of incorporation into the financial statement of one of the shareholders by the equity method. Accordingly, management has decided not to include the special consolidated statements of cash flows which are required by accounting principles generally accepted in Chile.

4.	In our opinion, except that the omission of the special consolidated statement of cash flows results in an incomplete presentation as explained in the preceding paragraph, the special consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hidroneuquén Sociedad Anónima and subsidiary at December 31, 2000 and 1999 and the results of their operations for the years then ended, in conformity with accounting principles generally accepted in Chile.

5.	As further described in note 19 b) and c) the Board of Directors understands that the final resolution of the royalty related claims of the Neuquén province, will not require significant adjustments. The effect of these issues, if any, in the financial statement will only be determined upon the resolution of the outstanding matters.

6.	As further described in note 21, the ultimate recoverability of the other non current assets is dependant upon the resolution of the outstanding controversy or the generation of an amount large enough of taxable earnings before the expiration of the tax credits.

7.	As explained in note 5 to the financial statements, the Company has applied for the first time the Technical Bulletin 60 regarding accounting for income tax and deferred income taxes.

8.	We have performed an audit of the financial statements of Hidroneuquén, and subsidiary in accordance with auditing standards generally accepted in Argentina as of the year ended on December 31, 2001, to comply with Argentine Laws and Regulations in force (“the statutory financial statements prepared on the basis of Argentine GAAP”). Our report dated March 7, 2002 emphasized the following matters:

•	The final resolution of the claims described above in paragraph 5

•	The ultimate recoverability of the other non current asset described above in paragraph 6

•	The effect of devaluation and potential additional regulations mentioned below in paragraph 9b) upon the level of revenues, expenses and the financial position of the Company

9.	We have not audited in accordance with international generally accepted auditing standards, financial statements of Hidroneuquén S.A. and subsidiary prepared on the basis of Chilean GAAP, for any period subsequent to December 31, 2000. However, we have become aware that subsequent lo January 19, 2001:

a)	The Federación Argentina de Trabajadores de Luz y Fuerza (the union”) and the Dirección Provincial de Rentas (Provincial Revenue Department) of the Neuquén Province filed certain claims for approximately US$ 2,000,000 against the company that, as of the date of this report remain unconcluded. The Board of Directors understands that the recording of a provision is not required.

b)	On January 6, 2002 the National Government decided the end of the convertibility between the Argentine Peso and the U.S. dollar and established a free exchange market system.

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

The Company’s Management is continuously evaluating the impacts that such economic measures could have on its financial condition (including the recoverable value of non-current assets and the maturity of liabilities presently classified as long term) as well as the results of its operations

Finally, the Board of Directors has recently announced that the operating Company would not pay the accrued interest and principal installment due on June 30, 2002. Furthermore, they have also informed about the appointment of a financial advisor to deal with the forthcoming debt restructuring.

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

Jorge Rodríguez

ITEM 18. FINANCIAL STATEMENTS AND EXHIBITS

CONSOLIDATED FINANCIAL STATEMENTS OF

AES GENER S.A. AND SUBSIDIARIES

Contents

Consolidated balance sheets as of December 31, 2002 and 2001	F – 12
Consolidated statements of income for the years ended December 31, 2000, 2001 and 2002	F – 14
Consolidated statements of cash flow for the years ended December 31, 2000, 2001 and 2002	F – 15
Notes to the consolidated financial statements	F – 17

Ch$	Chilean pesos
ThCh$	Thousands of Chilean pesos
US$	United States dollars
ThUS$	Thousands of United States dollars
Col$	Colombian pesos
Arg$	Argentine pesos
UF	Unidad de Fomento (An inflation-indexed, peso-denominated monetary unit. The UF is set daily in advance on changes in the previous month’s consumer price index)

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2002 and thousands of US dollars)

	As of December 31,
	2001 ThCh$	2002 ThCh$	2002 ThUS$
ASSETS
Current assets
Cash	44,466,388	4,517,561	6,287
Time deposits, including restricted cash of ThCh$4,424,181 in 2001and ThCh$3,086,561 in 2002 (Note 3)	17,133,889	22,538,232	31,364
Marketable securities	1,631,078	5,006,520	6,967
Trade accounts receivable, net of allowance for doubtful accounts of ThCh$65,942 and ThCh$94,133 respectively (Note 13)	35,239,325	33,650,611	46,827
Miscellaneous accounts receivable, net of allowance for doubtful accounts of ThCh$93,821 in 2001 (Note 13)	8,454,359	3,130,316	4,356
Accounts and notes receivable from related companies (Note 23)	289,805	2,900,309	4,036
Inventories (Note 4)	26,492,927	21,892,867	30,466
Recoverable taxes, net (Note 5)	261,749	4,510,850	6,277
Deferred taxes (Note 15)	4,056,750	725,864	1,010
Prepayments	4,357,507	6,662,833	9,272
Other current assets (Note 7)	13,740,369	16,644,734	23,162

Total current assets	156,124,146	122,180,697	170,024

Property, plant and equipment (Note 8)
Land	8,322,603	8,413,624	11,708
Constructions and infrastructure	794,909,314	809,605,265	1,126,627
Machinery and equipment	979,718,088	1,004,176,204	1,397,387
Other property, plant and equipment	12,908,005	11,428,557	15,904
Technical revaluation	41,850,143	41,795,668	58,162
Accumulated depreciation	(489,264,961)	(535,486,774)	(745,170)

Net property, plant and equipment	1,348,443,192	1,339,932,544	1,864,618

Other non-current assets
Investments in related companies (Note 9)	124,294,809	121,338,441	168,852
Goodwill (Note 10)	14,362,022	9,301,701	12,944
Long-term accounts receivable (Note 13)	9,423,713	6,572,469	9,146
Long-term receivables from related companies (Note 23)	178,174,390	220,162,603	306,373
Intangibles (Note 11)	8,274,795	5,851,223	8,142
Accumulated amortization of intangibles (Note 11)	(3,888,883)	(4,083,003)	(5,682)
VAT account receivable	32,014,972	19,040,701	26,497
Other (Note 12)	40,334,898	44,398,488	61,784

Total other non-current assets	402,990,716	422,582,623	588,056

TOTAL ASSETS	1,907,558,054	1,884,695,864	2,622,698

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2002 and thousands of US dollars)

	As of December 31,
	2001 ThCh$	2002 ThCh$	2002 ThUS$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term bank liabilities (Note 16)	27,091,582	12,268,928	17,073
Short-term portion of long-term bank liabilities (Note 16)	231,478,850	16,514,072	22,981
Bonds payable (Note 21)	31,604,230	41,079,385	57,165
Short-term portion of long-term liabilities, net (Note 18)	10,390,221	14,258,548	19,842
Dividends payable	67,218	147,207	205
Trade accounts and notes payable (Note 14)	52,301,204	39,794,898	55,378
Accounts and notes payable to related companies (Note 23)	2,429,707	1,674,478	2,330
Provisions (Note 19 )	12,748,657	7,408,499	10,309
Withholding taxes	721,100	1,164,977	1,621
Income taxes	—	229,248	319
Unearned income	—	382,435	532

Total current liabilities	368,832,769	134,922,675	187,755

Long-Term Liabilities
Long-term bank liabilities (Note 17)	46,933,208	237,573,498	330,601
Bonds payable (Note 21)	672,348,881	673,050,820	936,601
Notes payable (Note 18)	9,490,944	2,470,740	3,438
Provisions (Note 19)	16,077,065	21,286,005	29,621
Deferred taxes (Note 15)	8,552,083	9,874,993	13,742
Other (Note 18)	39,966,275	27,594,966	38,400

Total long-term liabilities	793,368,456	971,851,022	1,352,403

Contingencies and Commitments (Note 25)

Minority Interest (Note 30)	7,800,650	6,828,749	9,503

Shareholders’ Equity (Note 22)
Paid-in capital; 7,981,108,657 shares authorized as of December 31, 2001 and 2002 and 5,672,752,777 shares issued and outstanding as of December 31, 2001 and 2002, respectively; no par value	654,074,615	654,074,615	910,194
Share premium	29,242,922	29,242,922	40,694
Other reserves	49,409,349	50,530,190	70,317
Subsidiary development stage deficit	(121,937)	—	—
Future dividends reserve	9,210,329	4,829,292	6,720
Retained earnings	919,076	—	—
Net income (loss) for the year	(5,178,175)	32,416,399	45,112
Interim dividends	—	—	—

Total Shareholders’ Equity	737,556,179	771,093,418	1,073,037

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,907,558,054	1,884,695,864	2,622,698

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2002 and thousands of US dollars)

	For the year ended December 31,
	2000 ThCh$	2001 ThCh$	2002 ThCh$	2002 ThUS$
Operating results:
Operating revenue (Note 27)	468,973,934	357,419,590	370,550,999	515,650
Operating expense (Note 28)	(358,497,138)	(255,047,352)	(231,768,516)	(322,523)
Gross profit	110,476,796	102,372,238	138,782,483	193,127

Administration and sales costs (Note 28)	(27,785,851)	(30,023,703)	(20,911,481)	(29,100)

Operating Income	82,690,945	72,348,535	117,871,002	164,027

Non-operating results
Financial income (Note 29)	13,304,612	17,427,840	35,955,623	50,035
Equity share in net income of related companies (Note 29)	8,893,267	8,456,816	1,781,306	2,479
Other non-operating income (Note 29)	40,466,406	78,930,280	6,734,523	9,372
Equity share in net loss of related companies (Note 29)	(8,006,282)	(7,894,493)	(2,162,555)	(3,009)
Amortization of goodwill (Note 10)	(910,199)	(1,133,621)	(985,210)	(1,371)
Financial expense (Note 29)	(81,357,562)	(73,563,794)	(72,714,795)	(101,188)
Other non-operating expenses (Note 29)	(44,325,488)	(64,764,693)	(29,858,808)	(41,551)
Price-level restatement (Note 1(b))	(4,324,509)	(25,451,123)	(17,927,521)	(24,947)

Non-operating loss, net	(76,259,755)	(67,992,788)	(79,177,437)	(110,180)

Income before income taxes and minority interest	6,431,192	4,355,747	38,693,565	53,847
Income taxes (Note 15)	(2,474,154)	(10,086,905)	(4,453,760)	(6,198)
Minority interest (Note 30)	(4,884,660)	(1,634,487)	(1,823,406)	(2,537)
Amortization of negative goodwill (Note 10)	3,270,861	2,187,470	—	—

Net income (Loss)	2,343,239	(5,178,175)	32,416,399	45,112

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2002 and thousands of US dollars)

	For the year ended December 31,
	2000 ThCh$	2001 ThCh$	2002 ThCh$	2002 ThUS$
Cash Flow from operating activities
Collection of accounts receivable	573,590,681	338,396,657	385,005,373	535,764
Financial income received	6,079,667	18,731,791	13,629,540	18,967
Dividends and other distributions received	8,797,746	9,557,725	684,681	953
Other income received	14,787,656	9,079,180	3,659,344	5,092
Payment to suppliers and personnel	(400,957,180)	(237,389,065)	(208,730,879)	(290,465)
Financial expenses	(84,621,515)	(69,156,065)	(73,093,567)	(101,715)
Payment for income taxes	(194,043)	(59,171)	(169,115)	(235)
Other expenses	(16,346,060)	(13,311,071)	(15,137,366)	(21,065)
VAT and other similar items paid	(21,581,937)	(31,539,670)	(23,262,114)	(32,371)

Net cash provided by operating activities	79,555,015	24,310,311	82,585,897	114,925

Cash Flow from financing activities
Proceeds from issuance of shares	575,213	—	6,975	10
Borrowings from Banks and others	169,184,051	114,374,368	22,957,755	31,947
Proceeds from issuance of bonds	17,457,411	—	—	—
Dividends paid by subsidiaries to minority interest shareholders	(8,331,798)	(152,848,697)	(2,990,810)	(4,162)
Repayment of loans	(194,502,591)	(111,417,443)	(79,654,258)	(110,845)
Repayment of bonds	(9,725,940)	(6,399,820)	(32,223,470)	(44,841)
Payment of costs associated with issuance of shares	(19,880)	—	—	—
Payment of costs associated with issuance of bonds	(249,165)	—	—	—
Other financing activities	(4,638)	—	(9,574,738)	(13,324)

Net cash used in financing activities	(25,617,337)	(156,291,592)	(101,478,546)	(141,215)

Cash flow from investing activities
Sales of property, plant and equipment	253,547	224,359	2,692,224	3,746
Sales of financial instruments	36,971,684	—	—	—
Sales of permanent investments	44,402,284	297,851,667	26,554,537	36,953
Proceeds from other loans to related companies	713,666	29,707,816	7,422,905	10,330
Other investment revenues	2,204,896	32,966,171	6,148,400	8,556
Acquisition of fixed assets	(45,570,805)	(22,517,012)	(11,057,545)	(15,387)
Payment of capitalized interest	(2,490,627)	(651,743)	(604,603)	(841)
Permanent investments	(4,476,036)	(5,710,681)	(999,850)	(1,391)
Investment in financial instruments	(57,501,181)	(26,607,237)	(9,303,772)	(12,947)
Other loans to related companies	(2,756,596)	(176,329,175)	(29,484,695)	(41,030)
Other investing activities	(4,017,729)	(279,646)	(2,251,929)	(3,134)

Net cash provided by (used in) investing activities	(32,266,897)	128,654,519	(10,884,328)	(15,145)

Net increase (decrease) in cash and cash equivalents before the effects of price-level restatement	21,670,781	(3,326,762)	(29,776,977)	(41,435)
Price-level restatement of cash and cash equivalents	133,719	1,586,108	4,096,427	5,700

Net increase (decrease) in cash and cash equivalents	21,804,500	(1,740,654)	(25,680,550)	(35,735)
Cash and cash equivalents at beginning of year	45,570,345	67,374,845	65,634,191	91,335

Cash and cash equivalents at end of year	67,374,845	65,634,191	39,953,641	55,600

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant

Chilean pesos as of December 31, 2002 and thousands of US dollars)

RECONCILIATION BETWEEN NET CASH FLOWS

PROVIDED BY OPERATING ACTIVITIES AND NET

INCOME FOR THE YEAR

	For the year ended December 31,
	2000 ThCh$	2001 ThCh$	2002 ThCh$	2002 ThUS$
Net income (Loss)	2,343,239	(5,178,175)	32,416,399	45,112

(Gain) loss on sales of fixed assets	(240,442)	(222,947)	1,080,837	1,504
Gain on sale of investments	(17,975,722)	(71,698,908)	—	—
Loss on sale of investments	—	28,764,155	5,647,623	7,859

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	56,655,198	46,486,299	49,574,794	68,987
Amortization of intangibles	2,097,187	7,465,218	255,088	355
Provisions and write–offs	7,992,640	16,382,714	5,535,682	7,703
Equity share in net income from investment in related companies	(8,893,267)	(8,456,816)	(1,781,306)	(2,479)
Equity share in net loss from investment in related companies	8,006,282	7,894,493	2,162,555	3,010
Amortization of goodwill	910,199	1,133,621	985,210	1,371
Amortization of negative goodwill	(3,270,861)	(2,187,470)	—	—
Net price-level restatement	4,324,509	25,451,123	17,927,521	24,947
Others credits to income that do not represent cash flow	(19,098,944)	(2,065,506)	(12,910,882)	(17,966)
Others debits to income that do not represent cash flow	26,839,211	8,039,855	4,171,582	5,803

Change in operating assets
(Increase) decrease of accounts receivable	(8,392,714)	(806,198)	(1,681,479)	(2,340)
(Increase) decrease of inventories	(5,996,767)	(5,496,833)	4,298,252	5,982
(Increase) of other assets	(4,088,405)	(906,114)	(24,817,183)	(34,535)

Change in operating liabilities
Increase (decrease) of accounts payable to related companies	5,393,503	(26,921,963)	(13,697,547)	(19,061)
Increase (decrease) of interest payable	3,353,127	2,699,619	(2,517,213)	(3,503)
Net increase of income taxes payable	6,621,285	5,629,129	11,040,219	15,363
Increase (decrease) of other accounts payable related to non-operating Activities	10,938,201	(2,039,719)	1,181,329	1,645
Increase (decrease) of other similar payables, net of VAT	7,152,896	(1,289,753)	1,891,010	2,631
Minority interest in net income	4,884,660	1,634,487	1,823,406	2,537

Net cash provided by operating activities	79,555,015	24,310,311	82,585,897	114,925

The accompanying Notes 1 to 36 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2002 and thousands of US dollars, except as indicated)

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

	Percentage of participation
	2001	2002
Name of Company	Total	Direct	Indirect	Total
Petroleos, Asfalto y Combustible S.A.	97,90%	97,90%	0,00%	97,90%
Energía Verde S.A.	99,99%	99,99%	0,00%	99,99%
Norgener S.A.	99,99%	99,99%	0,00%	99,99%
Sociedad Eléctrica Santiago S.A.	75,00%	90,00%	0,00%	90,00%
New Caribbean Investment S.A.	50,01%	49,98%	0,03%	50,01%
Gener Colombia S.A.	100,00%	94,63%	5,37%	100,00%
Gener Internacional S.A.	100,00%	99,90%	0,10%	100,00%
Energy Trade & Finance Corporation	100,00%	100,00%	0,00%	100,00%
Chivor S.A. E.S.P.	99,98%	0,00%	99,98%	99,98%
Gener Blue Water (Islas Cayman)	100,00%	0,00%	100,00%	100,00%
Inversiones Termoenergía Chile Ltda.	99,99%	0,00%	99,99%	99,99%
Gener Argentina S.A.	100,00%	99,99%	0,01%	100,00%
Termoandes S.A.	100,00%	0,00%	100,00%	100,00%
Interandes S.A.	100,00%	0,00%	100,00%	100,00%

Servicio de Asistencia Técnica S.A.	99,99%	99,99%	0,00%	99,99%
Genergia S.A.	99,99%	0,00%	99,99%	99,99%
Genergia Ltd. (Islas Cayman)	100,00%	0,00%	100,00%	100,00%

Sociedad Eléctrica Santiago S.A., a 90%-owned subsidiary by AES Gener S.A., is engaged principally in the generation of electricity.

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

New Caribbean Investment is a subsidiary which provides administration services to Compañía Generadora de Electricidad Itabo in Dominican Republic. AES Gener owns 49.98% of its subsidiary and Norgener, Energía Verde and Energy Trade and Finance Co. each one owns 0.01% on NCI equity, totalizing a participation of 50.01%.

Gener Colombia is a wholly-owned subsidiary established to facilitate business in Colombia.

Chivor S.A. E.S.P. (Colombia) is engaged principally in the generation of electricity.

Inversiones Termoenergía de Chile Ltda. is a subsidiary wholly-owned by Gener Blue Water, which is a subsidiary wholly-owned by Energy Trade and Finance Co.

Genergía S.A. is a subsidiary wholly-owned by Genergía Ltda (Islas Cayman), which in turn is a subsidiary wholly—owned by Energy Trade and Finance Co.

Carbones del Cesar Ltda., a wholly-owned subsidiary, is engaged principally in coal production activities. As of December 31, 2002, this company was under development stage and was not consolidated in the financial statements of AES Gener S.A.

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

These consolidated financial statements have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Chilean Superintendence of Securities and Insurance (the “SVS”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. Investments in companies in the development stage are accounted for using the equity method, except that any participation in income or losses is included directly in shareholders’ equity instead of being reflected in the Company’s consolidated statement of income. Certain amounts in the prior year’s financial statements have been reclassified to conform with the current year’s method of presentation.

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

In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold or the amount at which a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available, quoted market prices in active markets have been used a the basis for the measurement; however, where quoted market prices in active markets are not available, the Company has estimated such values based on the best information available, including using modeling and other valuation techniques.

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

The values of the Chilean consumer price index are as follows:

	Index	Change over–Previous December 31
December 31, 2000	106.94	4.5%
December 31, 2001	109.76	2.6%
December 31, 2002	112.86	2.8%

The values of the Chilean consumer price index used for financial accounting price-level restatement purposes are as follows:

	Index	Change over–Previous November 30
November 30, 2000	106.82	4.7%
November 30, 2001	110.10	3.1%
November 30, 2002	113.36	3.0%

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

Assets and liabilities that are denominated in index-linked units of account are stated at the period–end values of their respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (UF), which changes daily to reflect the changes in Chile’s consumer price index. Many of the Company’s financial investments are denominated in UFs. As the Company’s indexed liabilities exceed its indexed assets, the increase in the index results in a net loss on indexation.

Values for the UF are as follows (historical pesos per UF):

Ch$
December 31, 2000	15,769.92
December 31, 2001	16,262.66
December 31, 2002	16,744.12

Comparative financial statements:

For comparative purposes, the December 31, 2000, 2001 and 2002 consolidated financial statements, and the amounts disclosed in the related notes to the consolidated financial statements, have been restated in terms of Chilean pesos of December 31, 2002 purchasing power. This updating does not change the prior period’s statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

Credit (Charge) to income for price-level restatement and foreign exchange gains and losses:

The credit or charge to income for price-level restatement in each of the periods consists of the restatements of non-monetary assets and liabilities and net losses due to foreign exchange differences as follows:

	Credit (charge) to income Year ended December 31,
	2000	2001	2002
	ThCh$	ThCh$	ThCh$
Property, plant and equipment	34,758,830	22,721,257	21,184,937
Other assets in local currency	36,904,437	20,633,020	19,139,045
Other assets in foreign currency	20,587,487	(13,656,186)	13,241,916
Liabilities in foreign currency	(25,804,673)	(15,245,376)	(29,408,953)
UF Indexed liabilities	(35,326,701)	(14,650,443)	(15,297,868)
Shareholders’ equity	(39,466,624)	(24,172,507)	(21,482,219)

Net balance sheet effect reflected in income	(8,347,244)	(24,370,235)	(12,623,142)
Net price-level restatement of income statement accounts	(835,915)	(608,578)	(2,137,762)
Net losses due to foreign exchange differences	4,858,650	(472,310)	(3,166,617)

Charge to income	(4,324,509)	(25,451,123)	(17,927,521)

c)	Assets and liabilities denominated in foreign currency

Balances denominated in foreign currencies or indices have been translated into Chilean pesos at the following rates, which are the Observed Exchange Rates, as reported by the Central Bank of Chile:

	As of December 31,
	2000	2001	2002
	Ch$/Unit	Ch$/Unit	Ch$/Unit
Observed Dollar (US$)	573,65	654,79	718,61
Argentine Pesos (Arg$)	573,65	385,17	216,45
Colombian Pesos (Col$)	0,26	0,29	0,25

To reduce its exposure to the volatility of foreign currencies, the Company enters into currency swap agreements to manage the Company’s foreign currency exposure to US dollars.

d)	Time deposits, marketable securities and investments under agreements to resell

Time deposits and investments under agreements to resell are shown at cost plus price-level restatement and accrued interest, which approximates the market value of these financial instruments. Marketable securities are shown at the lower of cost plus indexation adjustments or market value.

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

The Company determines this allowance over the basis of an individual analysis of each client and its payment capacity.

f)	Inventories

Inventories consist of raw materials, parts and accessories valued at their corresponding acquisition cost. The values shown do not exceed their estimated net realizable values and are reflected in income on the basis of weighted-average cost.

An allowance for inventory shrinkage is determined according to technical and environmental studies based on factors affecting the coal in stock.

g)	Other current assets

Other current assets mainly include financial instruments purchased under agreement to resell and Colombian Fiduciary Rights related to the affiliate Chivor S.A. ESP which are presented at cost plus accrued interest.

h)	Property, plant and equipment

Property, plant and equipment is valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted on June 30, 1986 in accordance with the regulations of the Chilean Superintendence of Securities and Insurance. (See Note 8)

Depreciation is included in operating costs and includes depreciation for technical reappraisal of fixed assets. Depreciation has been calculated on a straight-line basis over the following useful lives, with the exception of the Termoandes Power Plant, in which case depreciation is amortized on a usage basis, which uses the total estimated hours of service for the plant’s useful life.

Years
Construction and infrastructure (1)	18-77
Machinery and equipment	15-31
Other property. plant and equipment	5-13
Technical revaluation	10

(1)	Construction and infrastructure included in Central Alfalfal is depreciated over 77 years.

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

The Company has internally developed computer software and has acquired software packages too. The cost incurred in software development is charged to income and the cost paid by software packages is included in “other fixed assets” and amortized over 36 months. All significant internally developed software was completed prior to 1997.

k)	Investments in related companies and companies underdevelopment stage

Investments in companies that are effectively 50%-or-less owned, over which the Company exercises significant influence, and investments in companies in the development stage are shown under Other Non-Current Assets and are accounted for using the equity method. The Company’s proportionate share in net income and losses of related companies is recognized in non-operating results in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies. The losses of companies in the development stage are not consolidated in the Company’s results in accordance with Chilean GAAP. See Note 34.

In accordance with Technical Bulletin No 64 of the Chilean Association of Accountants and dispositions of Official Circular No 368 of the SVS, permanent foreign investments established in countries defined by Technical Bulletin No 64 as being unstable, whose activities do not constitute an extension of the parent company’s operations are controlled and measured in US dollars. Differences between the Chilean peso and the US dollar exchange rate variation and fluctuations in the Chilean Consumer Price Index (IPC) are accounted for as a charge or credit to the equity reserve account called “Accumulated Foreign Currency Translation Adjustment”. Foreign Exchange differences on US dollar denominated liabilities that have been designated as a hedge of such investments are also included in the same equity account to the extent the hedge is effective. This rule corresponds to subsidiaries Chivor S.A. E.S.P,. Compañía Carbones del Cesar Ltda., Termoandes S.A. and Interandes S.A. and Gasoducto Gasandes (Argentina) S.A.

The financial statements of Compañía Carbones del Cesar Ltda., are not consolidated as this company is in selling process.

l)	Goodwill and Negative Goodwill

According to Chilean Superintendence rule number 1.358 of December 1997, the excess of cost of an acquired enterprise over the net book value of the assets acquired and liabilities assumed (goodwill) or the excess of this net book value over the cost of the acquired enterprise (negative goodwill) are amortized over 20 years.

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

Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, and with circular No. 1466 issued on January 27, 2000 by the SVS, recognizing by using the liability method, the deferred tax effects of all temporary differences between the financial and tax values of assets and liabilities and for loss carry forwards and for any other temporary differences that may arise. As a transitional provision, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

p)	Bonds payable

Bonds payable are shown at each period-end at their nominal value plus accrued interest and price-level restatement. The discount amount, the cost of obtaining such financing and other expenses directly related to the issuance of bonds at the time of their placement are presented in “Other Assets” and are amortized using the straight—line method over the contracted term of the bonds. The difference between the straight—line method and the effective interest rate method is not material.

q)	Staff severance indemnities

The liability for long-term severance indemnities is accrued in accordance with agreements entered into with the employees. This liability is shown at the present value of the expected future payments. At December 31, 2002 the staff severance indemnities provision is discounted at an interest rate of 8% (10% at December 31, 2001) and at an average capitalization period of 31 years.

r)	Vacation provision

The Company has recorded a provision for vacations on an accrual basis, in accordance with Technical Bulletin N°47 of the Chilean Association of Accountants.

s)	Post-retirement benefits

Beginning January 1, 1999 the Company has accounted for the total liabilities related to voluntary pension plans to retired employees (no active employee is entitled to this benefit when he or she retires) and other post retirement benefits, as stipulated in collective bargaining agreements. Pension benefits include the payment of a complementary pension in addition to that provided by the Chilean social security system, which is payable for life to retired employees. In addition, these benefits include health services and electricity subsidies. This liability has been recorded at the actuarially determined projected benefit obligation, discounted at an annual rate of 8% at December 31, 2002 (10% at December 31, 2001) and includes the likelihood of such payments or benefits based on mortality (in the case of retired employees) and employee turnover. In the case of current employees, who are only entitled to medical benefits and the electricity subsidies, benefits are recognized based on an estimate of the proportion of such benefits earned as of the balance sheet date. The obligations for medical benefits and electricity subsidies have been determined considering a trend for future medical costs and the fixed electricity bonus granted to retired employees and to active employees after retirement.

t)	Revenue recognition

Revenues from the sales of electricity are recorded based on output delivery and capacity provided at rates as specified under contract terms or at prevailing market rates.

Operating income includes uninvoiced income from energy supplied but not billed at each period-end, which has been valued at contracted rates existing at each respective period-end. These amounts are included in current assets, as trade accounts receivable. The related cost of this energy has been included in operating costs. The Company recognizes revenues from sales of inventory such as coal and gas upon shipment and revenues from shipping and engineering services upon performance of such services.

u)	Research and development expenses

The costs of research, project development and special studies are charged to income in the year in which they are incurred, except for the cost of fixed assets once development has been approved. The costs of research and development charged to income were ThCh$435,931, ThCh$161,936 and ThCh$79,271 for the years ended December 31, 2000, 2001 and 2002, respectively.

v)	Forward exchange and swap contracts

Unrealized gains or losses on forward exchange and swap agreements that are not both designated and effective as hedges are accounted for at market value basis with the effect of the changes in the fair value recorded in income. Net losses on derivatives designated and effective as hedges of assets and liabilities are charged to income. Gains and losses related to qualifying hedges of anticipated transactions and net gains of derivatives designated and effective as hedges of assets and liabilities are deferred and recognized in income in the same period in which the underlying items are settled. These contracts are recorded according to Technical Bulletin 57.

Termoandes and Interandes have a swap agreement with Deutsche Bank Securities and Bank BBV Securities in order to fix its variable interest rate (LIBOR) choosing a fixed rate at 180 days. This hedging covers the 92% of the debt.

w)	Translation to US dollars

The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2002 observed exchange rate of Ch$718,61 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into United States dollars at such a rate or at any other rate.

x)	Statement of cash flows

The statements of cash flows have been prepared using the direct method in accordance with Technical Bulletin No 50 of the Chilean Association of Accountants.

Cash and cash equivalents represent cash, time deposits, marketable securities and investments in financial instruments with agreements to resell that can be converted to cash within a term not exceeding 90 days from the acquisition date and without risk of material loss of value.

“Cash flow from operating activities” includes those cash flows related to the operations of the Company, interest paid, financial income collected and all other cash flows that are not defined as either investing or financing.

2.	CHANGES IN ACCOUNTING PRINCIPLES AND PRESENTATION

In the year 2002 the following accounting changes were made:

Staff Severance Indemnities

As of January 1, 2002, the Company changed the interest rate used for determining the present value of the provisions for staff severance indemnities and for pensions and post-retirement benefits, reducing it from 10% to 8%. The effect of this change at the beginning of the year amounted to ThCh$667,161, amount that was charged to deferred assets in accordance with Technical Bulletin N°8 of the Chilean Association of Accountant and will be amortized in an average period of 10 years.

In the year 2001 the Company does not have any changes in accounting principles.

3.	TIME DEPOSITS

The detail of time deposits at December 31, 2001 and 2002 is as follows:

	Average Interest rate	As of December 31,
		2001 ThCh$	2002 ThCh$
Time deposit in U.S. dollar	0.53	92,590	—
Time deposit in U.S. dollar (1)	4.06	4,424,181	3,086,561
JP Morgan	1.80	—	946,622
Banco Crédito e Inversiones	1.63	—	5,846,707
Banco Chile	1.75	—	5,637,303
Banco Bhif	1.95	2,731,660	4,996,278
Banco Santander A.G. Valores	1.75	—	2,024,761
Dresdner Banque National Paris	2.20	1,080,941	—
Banco Santiago	2.10	2,731,459	—
Banco Citibank	2.19	6,073,058	—

Total		17,133,889	22,538,232

(1)	Restricted cash, see Note 25.4.a

4.	INVENTORIES

Inventories have been valued in accordance with the policy described in Note 1 (f).

The principal components at each year-end are as follows:

	2001 ThCh$	2002 ThCh$
Coal	13,004,416	13,617,019
Oil	281,690	274,794
Coal in transit	5,181,235	408,946
Imported gas in transit	2,135,920	3,249,903
Tolls	5,290,860	3,939,792
Others	598,806	402,413

Total	26,492,927	21,892,867

Coal is presented net of an allowance for shrinkages amounting to ThCh$498,805 and ThCh$211,850 at December 31, 2001 and 2002, respectively.

5.	RECOVERABLE TAXES, NET

The detail of recoverable taxes is as follows:

	2001 ThCh$	2002 ThCh$
VAT credit surplus (Chile)	34,260	165,604
VAT credit surplus (Argentina)	10,355	3,414,869
VAT credit surplus (Colombia)	—	—
Excess of income tax estimated monthly payments over the year’s tax liability (Chile)	60,810	655,209
Excess of income tax estimated monthly payments over the year’s tax liability (Argentina)	147,371	176,436
Excess of income tax estimated monthly payments over the year’s tax liability (Colombia)	8,953	98,732

Total	261,749	4,510,850

6.	FINANCIAL INSTRUMENTS PURCHASED UNDER AGREEMENT TO RESALE

The detail of these financial instruments is as follows:

DATES		COUNTER PARTY	ORIGINAL CURRENCY	INITIAL AMOUNTS	INTEREST RATE	FINAL AMOUNT	INSTRUMENT	MARKET VALUE
INITIAL DATE	MATURITY DATE					ThCh$		ThCh$
Dec, 26 2002	Jan, 03 2003	Scotiabank CB	Ch$	750,000	0.30	750,525	CERO-PDBC	750,375
Dec, 26 2002	Jan, 03 2003	Inverlink CB	Ch$	600,000	0.35	600,490	DPF CHIL–PRC	600,350
Dec, 26 2002	Jan, 06 2003	BBVA BHIF CB	Ch$	1,000,000	0.29	1,001,063	PDBC-PRC	1,000,483
Dec, 26 2002	Jan, 07 2003	Scotiabank CB	Ch$	600,000	0.30	600,720	CERO-PODBC	600,300
Dec, 26 2002	Jan, 09 2003	Inverlink CB	Ch$	600,000	0.35	600,980	HNS-DPF SUD—PDBC-PRC	600,350
Dec, 26 2002	Jan, 13 2003	Inverlink CB	Ch$	736,800	0.35	738,347	DPF HNS-DPF SUD-PRC	737,230
Dec, 26 2002	Jan, 13 2003	Inverlink CB	Ch$	2,680,000	0.35	2,685,628	DPF CHIL–DPF BICE	2,681,563
Dec, 30 2002	Jan, 10 2003	BBVA CB BHIF	Ch$	500,000	0.25	500,458	PDBC	500,042
Dec, 27 2002	Jan, 03 2003	Inverlink CB	Ch$	212,546	0.32	212,704	DPF	212,636
Dec, 27 2002	Jan, 03 2003	Inverlink CB	Ch$	104,277	0.32	104,355	DPR	104,321
Dec, 27 2002	Jan, 03 2003	Inverlink CB	Ch$	9,445	0.32	9,452	PDBC	9,449
Dec, 27 2002	Jan, 03 2003	Inverlink CB	Ch$	2,733	0.32	2,735	PRC	2,734
Dec, 30 2002	Jan, 10 2003	Inverlink CB	Ch$	33,569	0.34	33,610	PDBC	33,572
Dec, 30 2002	Jan, 10 2003	Inverlink CB	Ch$	319,431	0.34	319,830	AAA	319,469

						8,160,897		8,152,874

7.	OTHER CURRENT ASSETS

Other current assets at the end of each year are as follows:

	2001 ThCh$	2002 ThCh$
Fiduciary Rights (1)	9,471,115	7,730,036
Investments in Colombian Financial instruments	939,490	403,793
Deposits on guarantees	7,504	—
Financial instruments purchased under agreement to resell ($)	2,598,683	8,152,874
Line San Pedro Project	433,333	—
Financial instruments purchased under agreement to resell (U.F)	281,868	—
Other Current Assets	8,376	358,031

Total	13,740,369	16,644,734

(1)	Chivor S.A. E.S.P. is a subsidiary of Energy Trade & Finance Corp. (subsidiary of AES Gener S.A.) located in Colombia. Chivor must constitute trust deposits (financial investments) with the proceeds of the collection of its energy and capacity sale invoices to guarantee the payment of a syndicated bank loan. Such obligation is part of the credit agreement subscribed with a syndicate of banks led by Bank of America. In Colombia, trust deposits are investment instruments similar to a mutual fund in Chile, as it does not have a maturity date and its profitability changes from day to day.

At December 31, 2001 and 2002 the balance of the trust deposits is presented net of an allowance for bad debts amounting to ThCh$3,515,824 and ThCh$2,924,511, respectively.

Below is a detail of the steps followed by the energy and capacity sale invoices paid by Chivor customers:

•	The invoices sent by Chivor to their clients are registered in trust accounts. The truster must keep a trust balance, which has to be a mirror of the one kept by Chivor in terms of billing and collection of invoices

•	After collecting the revenue, the truster leaves in Chivor’s current bank accounts only the necessary amount to operate during the month. The remaining revenue amounts are invested in trust deposits.

•	Then, the trust deposits surplus resources expressed in Colombian pesos are converted into dollars and transferred to an authorized truster, able to keep dollar trust deposits in Colombia.

8.	PROPERTY, PLANT AND EQUIPMENT

a)	Detail of fixed assets

Property, plant and equipment has been valued and its depreciation has been calculated in accordance with Note 1(h). The items comprising property, plant and equipment at each period-end include mainly the buildings, generating systems and transmission systems comprising the Company’s power plants, as follows:

	Fixed Asset As of December 31,		Accumulated Depreciation As of December 31,
	2001 ThCh$	2002 ThCh$	2001 ThCh$	2002 ThCh$
Land	8,322,603	8,413,624	—	—
Buildings	782,040,346	796,805,890	(162,228,790)	(181,096,278)
Transmission and generation System	961,788,588	985,673,323	(287,537,270)	(312,483,908)
Process and communication equipment	14,575,247	14,712,885	(8,162,065)	(8,990,577)
Furniture and others	3,354,253	3,789,996	(2,043,266)	(1,807,477)
Others fixed assets	12,908,005	11,428,557	(1,485,228)	(1,675,285)
Technical revaluation	41,850,143	41,795,668	(27,808,342)	(29,433,249)

Subtotal	1,824,839,185	1,862,619,943	(489,264,961)	(535,486,774)
Project under development	12,868,968	12,799,375	—	—

Total fixed asset before depreciation	1,837,708,153	1,875,419,318	(489,264,961)	(535,486,774)
Total fixed asset net of depreciation	1,348,443,192	1,339,932,544

b)	Technical revaluation and adjustment of book value

Property, plant and equipment includes net increases arising from the technical revaluation of certain assets performed during 1986, in accordance with regulations of the Superintendence of Securities and Insurance.

The accumulated net effect of these revaluations as of each year-end is detailed below by class of asset:

•	Technical Revaluation that increased the book value of fixed assets:

	Fixed Asset As of December 31,		Accumulated Depreciation As of December 31,
	2001 ThCh$	2002 ThCh$	2001 ThCh$	2002 ThCh$
Transmission and generation System	41,844,024	41,789,549	(27,802,245)	(29,427,145)
Process and communication equipment	5,617	5,617	(5,595)	(5,602)
Furniture and others	502	502	(502)	(502)

Total technical revaluation (positive asset)	41,850,143	41,795,668	(27,808,342)	(29,433,249)

•	Technical Revaluation that decreased the book value of fixed assets:

	Fixed Asset As of December 31,		Accumulated Depreciation As of December 31,
	2001 ThCh$	2002 ThCh$	2001 ThCh$	2002 ThCh$
Land	(498,790)	(498,790)	—	—
Buildings	(115,535)	(115,535)	61,709	64,820

Total technical revaluation (negative asset)	(614,325)	(614,325)	61,709	64,820

The technical revaluation that decreased the value of land and buildings has been directly deducted from the book value of these fixed assets.

c)	Detail of other fixed assets is as follows:

	Fixed Asset As of December 31,		Accumulated Depreciation As of December 31,
	2001 ThCh$	2002 ThCh$	2001 ThCh$	2002 ThCh$
Materials and parts	8,555,464	8,691,678	—	—
Leasing contracts	81,287	81,264	—	—
Others	4,271,254	2,655,615	(1,485,228)	(1,675,285)

Total	12,908,005	11,428,557	(1,485,228)	(1,675,285)

d)	Charge to depreciation for the period is as follows:

	As of December 31,
	2001 ThCh$	2002 ThCh$
Property, plant and equipment	44,799,570	47,881,409
Leasing contracts	16,934	22,579
Technical Revaluation	1,669,795	1,670,806

Total	46,486,299	49,574,794

9.	INVESTMENTS IN RELATED COMPANIES

a) Investments in related companies are accounted for in accordance with Note 1 (k). The detail is as follows:

Company	Country	Currency	Number Of Shares	Percentage of Participation			Equity of The Company		Net income (loss) of the Company
				2000%	2001%	2002%	2001 ThCh$	2002 ThCh$	2000 ThCh$	2001 ThCh$	2002 ThCh$
Central Puerto S.A (1)	Argentina	Dollar	—	—	—	—	—	—	—	—	—
C.G.E. Itabo S.A (1)	R. Dominicana	Dollar	14,091,707	25.01	25.01	25.01	236,635,156	244,875,139	17,194,434	7,674,587	(7,259,935)
Hidroneuquén S.A. (1)	Argentina	Dollar	—	50.00	—	—	—	—	1,425,416	—	—
Empresa Eléctrica Guacolda S.A.	Chile	Ch$	64,779,500	50,00	50,00	50,00	79,953,179	81,573,577	(3,057,668)	(9,162,996)	1,620,400
Puerto Ventanas S.A.	Chile	Ch$	—	—	—	—	—	—	—	—	—
Gasoducto Gasandes S.A. (1)	Argentina	Dollar	10,850,710	13.00	13.00	13.00	81,080,410	91,966,271	4,.811,882	8,437,166	5,574,976
Agencias Universales S.A.	Chile	Ch$	—	26.70	—	—	—	—	6,030,570	—	—
Oilgener Inc.	U.S.A.	Dollar	1,000		100.00	100.00	3,961,618	—	—	(894,177)	—
Cía. Chilena de Navegación Interoceánica S.A.	Chile	Ch$	—	13.01	—	—	—	—	(3,885,372)	—	—
Gasoducto Gasandes S.A.	Chile	Ch$	22,464	13.00	13.00	13.00	34,553,234	37,112,588	(1,268,914)	(1,606,386)	296,067
Cía. Carbones del Cesar Ltda. (1).	Colombia	Dollar	9,080,008	100.00	100.00	100.00	3,635,015	3,999,143	—	—	—
Portuaria Cabo Froward S.A.	Chile	Ch$	—	21.18	—	—	—	—	1,123,719	—	—
Explotaciones Sanitarias S.A.	Chile	Ch$	—	0.00	51.00	—	1,779,385	—	—	295,984	—
SIGEN S.A	Chile	Ch$	—	40.00	40.00	—	2,463,624	—	852,196	861,020	—
Ecogener S.A.	Chile	Ch$	—	0.00	51.00	—	447,072	—	—	302,864	—
CDEC-SING Ltda.	Chile	Ch$	117,414,992	28,38	33,34	33,33	457,315	431,495	80,248	(31,427)	(25,825)
CDEC-SIC Ltda.	Chile	Ch$	62,769,168	18.75	16.51	15.38	191,898	450,737	(91,127)	(37,477)	(7,352)
Energen S.A (1) (2).	Argentina	Dollar	11,999	100.00	100.00	100.00	—	—	—	(406,998)	(40,329)
Metrogas S.A.	Chile	Ch$	—	—	—	—	—	—	—	—	—
MEGA Inc.	U.S.A	Dollar	—	50.00	—	—	—	—	(7,761,531)	—	—
Gener Brasil	Ch$	—	—	—	—	—	—	—	—	—	—
Oilgener Ltd (1).	Argentina	Dollar	—	—	100.00	—	1,943,998	—	—	(1,228,027)	—

TOTAL

Company	Country	Currency	Net income (loss) of Investment			Investment Value		Unreralized Results		Book Value of The Investment
			2000 ThCh$	2001 ThCh$	2002 ThCh$	2001 ThCh$	2002 ThCh$	2001 ThCh$	2002 ThCh$	2001 ThCh$	2002 ThCh$
Central Puerto S.A (1)	Argentina	Dollar	—	2,820,316	—	—	—	—	—	—	—
C.G.E. Itabo S.A (1)	R. Dominicana	Dollar	4,299,468	1,919,030	(1,815,347)	59,170,620	61,231,029	—	—	59,170,620	61,231,029
Hidroneuquén S.A. (1)	Argentina	Dollar	712,709	212,394	—	—	—	—	—	—	—
Empresa Eléctrica Guacolda S.A.	Chile	Ch$	(1,528,834)	(4,581,499)	810,200	39,976,588	40,786,789	(1,730,386)	(1,671,868)	38,246,202	39,114,921
Puerto Ventanas S.A.	Chile	Ch$	—	1,544,386	—	—	—	—	—	—	—
Gasoducto Gasandes S.A. (1)	Argentina	Dollar	625,545	1,096,832	724,747	10,540,453	11,955,615	—	—	10,540,453	11,955,615
Agencias Universales S.A.	Chile	Ch$	1,610,164	119,990	—	—	—	—	—	—	—
Oilgener Inc.	U.S.A.	Dollar	—	(894,177)	—	3,961,618	—	—	—	3,961,618	—
Cía. Chilena de Navegación Interoceánica S.A.	Chile	Ch$	(505,397)	(111,131)	—	—	—	—	—	—	—
Gasoducto Gasandes S.A.	Chile	Ch$	(164,960)	(208,830)	38,489	4,491,921	4,824,636	—	—	4,491,921	4,824,636
Cía. Carbones del Cesar Ltda. (1).	Colombia	Dollar	—	—	—	3,634,944	3,999,064	—	—	3,634,944	3,999,064
Portuaria Cabo Froward S.A.	Chile	Ch$	237,989	63,753	—	—	—	—	—	—	—
Explotaciones Sanitarias S.A.	Chile	Ch$	—	150,952	51,106	907,486	—	—	—	907,486	—
SIGEN S.A	Chile	Ch$	340,879	344,408	—	985,449	—	—	—	985,449	—
Ecogener S.A.	Chile	Ch$	—	154,461	98,246	228,007	—	—	—	228,007	—
CDEC-SING Ltda.	Chile	Ch$	22,928	(10,476)	(8,607)	152,439	143,832	—	—	152,439	143,832
CDEC-SIC Ltda.	Chile	Ch$	(17,134)	(6,556)	(1,131)	31,673	69,344	—	—	31,673	69,344
Energen S.A (1) (2).	Argentina	Dollar	—	(406,998)	(40,324)	—	—	—	—	—	—
Metrogas S.A.	Chile	Ch$	992,165	—	—	—	—	—	—	—	—
MEGA Inc.	U.S.A	Dollar	(5,783,560)	(446,799)	—	—	—	—	—	—	—
Gener Brasil	Ch$	—	(6,397)	—	—	—	—	—	—	—	—
Oilgener Ltd (1).	Argentina	Dollar	—	(1,228,027)	(297,145)	1,943,997	—	—	—	1,943,997	—

TOTAL						126,025,195	123,010,309	(1,730,386)	(1,671,868)	124,294,809	121,338,441

1)	These companies operate in countries considered unstable. The foreign exchange gains included in income that are attributable to the remeasuring of the financial statements of these companies into US Dollar amount to ThCh$11,216,237, ThCh$472,309 and ThCh$ (3,166,617) for the years ended December 31, 2000, 2001 and 2002, respectively.
2)	This company is treated as an equity-method investee as it has not initiated its operations, it is not expected to be financed, and the net book value of this investment is zero as of December 31, 2002 and 2001, respectively.

Additional information concerning this item is as follows:

a) Authorization obtained for not consolidating the financial statements of those subsidiaries that are in process of being sold.

The Superintendence of Securities and Insurance (SVS), in accordance with its communication N°02385 from April 12th 2001, authorized AES Gener S.A. for not consolidating its results with those of its subsidiaries Oilgener Inc., Explotaciones Sanitarias S.A, Ecogener S.A. and Servicios de Asistencia Técnica S.A. In addition, the SVS also authorized Gener Argentina S.A. for not consolidating its financial statements with those of its subsidiaries TermoAndes S.A., InterAndes S.A. and Oilgener Argentina Ltd. Bermuda.

Finally, the Superintendence established—through such communication—that the investments in these subsidiaries must be presented under the item “investment in related companies” until they are sold or there is a purchase promise.

The authorization requested to the Superintendence was based on the intention of AES Gener Management of selling its interest in those subsidiaries and initiating the bid process over such investments. Note 36 shows the financial statements of the non-consolidated subsidiaries.

As of December 31, 2002, Explotaciones Sanitarias S.A. and Ecogener S.A. have been sold. In addition, the assets of the subsidiary Oilgener Inc. were sold in 2002.

b) The Merchant Energy Group of the Americas, Inc. ( M.E.G.A )

In June 2001, AES Gener S.A. sold its 50% interest in MEGA for ThUS$289 . The net income after tax originated by this transaction amounted to ThCh$222,741 in 2001.

c) Compañía Carbones del Cesar Ltda. (Colombia)

During 2002, AES Gener S.A. made contributions for US$176,746.-

d) Puerto Ventanas S.A.

On July 26th 2001, AES Gener S.A. sold 53.190.000 shares of Puerto Ventanas S.A equivalent to 66,33% of its outstanding shares, for ThCh$39,627,000. On the same month the company sold its remaining 2,840,611 shares of Puerto Ventanas S.A. equivalent to 3,54% of the total outstanding shares for Th$2,116,284. The net income after tax originated by this transaction amounted to ThCh$8,682,160.

e) Compañía Chilena de Navegación Interoceánica S.A. (CCNI)

On February 9th 2001, AES Gener S.A informed Sociedades de Inversiones Paine S.A., Inversiones Tongoy S.A. and Inversiones Patagonia Ltda its decision of exercising its option over all the shares of Compañía Chilena de Navegación Interoceánica S.A. given in usufruct. On April 4th 2001, AES Gener S.A. bought, acquired and accepted the ownership of the 35.564.602 shares kept in usufruct, which represents a 13,01% of the outstanding shares of Compañía Chilena de Navegación Interoceánica S.A.. The price of this transaction was paid throughout the compensating loan existing with the sellers.

On June 12th 2001, AES Gener sold 71,129,207 shares of Compañía Chilena de Navegación Interoceánica S.A. to Compañía Sud Americana de Vapores S.A., equivalent to 26.02% of the outstanding shares, for US$3,903,000. This transaction generated a net loss after tax amounting to ThCh$5,830,043.

f) Agencias Universales S.A. (Agunsa)

On June 14th 2001, AES Gener sold to Sudamericana Agencias Maritimas y Areas S.A. 228.311.092 shares of Agencias Universales S.A. equivalent to 26.70% of the outstanding shares, for US$10,060,000. Such transaction generated a net loss after tax amounting to ThCh$1,563,068

g) Portuaria Cabo Froward S.A.

On August 27th 2001, AES Gener S.A. transferred to Empresas Navieras S.A. 10,158,935 shares of Portuaria Cabo Froward S.A. equivalent to 8.97% of the outstanding shares, for $914,304,150.

On August 31st 2001, AES Gener S.A. transferred to Inmobiliaria Dos Robles S.A. 2,623,458 shares of Portuaria Cabo Froward equivalent to 2.32% of the outstanding shares, for $236,111,220.-

On August 31st 2001, AES Gener S.A transferred to Puerto de Lirquén S.A. 11.200.000 shares of Portuaria Cabo Froward equivalent to 9.89% of the outstanding shares, for $1.008.000.000. These transactions generated a net loss after tax amounting to ThCh$337,911.-

h) Hidroneuquén S.A. (Argentina)

On September 21st 2001, AES Gener S.A exercised its option to buy 53,306,844 shares of Hidroneuquén equivalent to 19.02% of the outstanding shares. Such transaction increased the Company’s interest in Hidroneuquén to 43.28%, including 1% given in usufruct. AES Gener S.A. paid US$4,402,363 for such shares.

On September 21st 2001, AES Gener SA sold to Total Austral S.A. (Argentinean branch) 121,283,366 shares of Hidroneuquén S.A. equivalent to 43.28% of the outstanding shares, for US$44,781,121.-

Likewise, on that same date, Gener Argentina S.A.—subsidiary of AES Gener S.A.—sold to Total Austral S.A. (Argentinean branch) 74,937,265 shares of Hidroneuquén S.A. equivalent to 26.74% of the outstanding shares, for US$27,668,879. These transactions generated a net loss after tax amounting to ThCh$16,098,186.-

i) Central Puerto S.A. (Argentina)

On July 27th 2001, AES Gener S.A. sold to Total Austral S.A. (Argentinean branch) 56,589,164 shares of Central Puerto S.A. equivalent to 63.94% of the outstanding shares, for US$255,000,000. Such transaction generated a net income after taxes amounting to ThCh$52,261,912.-

j) Oilgener Inc.

During 2002, AES Gener S.A. made contributions for US$353,312. On November 5th 2002, Oilgener Inc. sold its assets to Energy Holdings LLC and AES Gener S.A. sold its rights in the agreement signed with the Chilean State for the development of the fell block area. These assets together with the investment in Oilgener Argentina Ltda. were sold for US$500,000. Such transaction generated a net loss after tax amounting to ThCh$3,877,474.-

k) Explotaciones Sanitarias S.A. and Ecogener S.A.

On November 25th 2002, AES Gener S.A sold to Inversiones Residuos y Tratamientos S.A. 51.000 shares of Explotaciones Sanitarias and 663.918 shares of Ecogener equivalent to 51% and 50.61% respectively of the outstanding shares of those companies. The remaining 0.39 interest in Ecogener S.A. equivalent to 5.100 shares was sold to Explotaciones Sanitarias S.A. The total amount obtained in the sale of these companies was UF 220.000, which generated a net loss after tax amounting to ThCh$1,219,053.-

l) Information on Investments overseas

The liabilities of AES Gener S.A. and subsidiaries that have been particularly designated and accounted for as foreign investment hedge instruments are as follows:

U.S.A. bond for US$200,000,000, sole amortization of capital on January 15th 2006.

Convertible bond for US$476,638,900, sole amortization of capital on March 1st 2005.

m) Unrealized Gains

The unrealized gains correspond to services provided by AES Gener S.A. for the constructions of their plants. Such amounts are part of the construction cost of the related fixed assets and are amortized over the useful life of each plant.

n) Argentinean Companies

AES Gener S.A. owns the following direct investments in Argentina:

Gener Argentina S.A. (100%) that consolidates with Termoandes S.A. (100%) and InterAndes S.A. (100%) owns an investment in Energen S.A. (100%) and Gasoducto Gasandes Argentina S.A. (13%). These investments, which have been valued in accordance with the accounting standards of the Technical Bulletin N°64 issued by the Chilean Association of Accountants, represent a 5.64% of the total consolidated assets of AES Gener S.A. as of December 31st 2002.

o) Investments in Selling Process

In accordance with the agreement adopted by the Board of Directors during its 437th session held on February 28th 2001, the Company was authorized to sell certain assets, several of which sales have not been completed yet . At the date of issuing these financial statements, the sale of AES Gener S.A. equity participation in the following investments is still pending:

I) Empresa Generadora de Electricidad Itabo S.A.

II) Compañía Carbones del Cesar Ltda.

III) Oilgener Inc.

IV) Chivor S.A. E.S.P.

V) Gasoducto Gasandes S.A.

VI) Gasoducto Gasandes S.A. (Argentina)

The sale process of companies I), II) and III) is in an advanced stage and its conclusion is expected in 2003.

As of December 2002, the eventual losses that will result from the sale of Compañía de Carbones del Cesar Ltda. and the remaining assets of Oilgener Inc. have been accrued and amount to ThCh$1,372,233 and ThCh$1,559,137, respectively.

Regarding Chivor S.A. E.S.P., we have neither initiated a sale process of our interest in such company nor received any offer for our interest.

Additionally, in 2003 we initiated conversations to sell our 13% interest in Gasoducto Gasandes S.A. and Gasoducto Gasandes (Argentina) S.A., however, no offer for our participation in these companies has been received.

Finally, as of December 31st 2002 and 2001, TermoAndes S.A. and InterAndes S.A. have been consolidated, as their sale process was cancelled, after Total FinaElf decided not to exercise its purchase option.

p) SIGEN S.A.

On January 25th 2002, AES Gener S.A. sold to General Electric Internacional 400 shares of Servicios Integrales de Generación Eléctrica S.A., equivalent to 40% of the outstanding shares, for ThCh$298,454. This transaction generated a net loss after tax amounting to ThCh$665,725.

q) Sociedad Eléctrica Santiago S.A.

AES Gener S.A. has increased its direct interest in Sociedad Eléctrica Santiago S.A. buying an additional 39% of the total outstanding shares previously owned by Sociedad Termoenergía Ltda and Genergía S.A. with a 24% and 15% interest, respectively. The operation took place on May 27th 2002.

r) Remittable earnings from overseas investments.

As of December 31st 2002, there were accumulated earnings pending distribution by New Caribbean Investment S.A. amounting to RD$61,845,373 (ThCh$2,136,668).

s) Valuation of Investments

Based on Circular N°150 from the Superintendence of Securities and Insurance (SVS), an impairment test of investments was made, including the Argentinean and Colombian consolidated subsidiaries. Such impairment test established that the expected cash flows that would generate these investments and the consolidated subsidiaries are enough to recover their book value, except for Oilgener Inc and Compañía de Carbones del Cesar Ltda., for which an allowance was established to cover the expected losses.

10.	GOODWILL AND NEGATIVE GOODWILL

This note includes the difference between the acquisition cost and the proportional equity value of investments in related companies. The amortization of these values is recognized in income on a straight-line basis over a 20 year period, in accordance with Circular N°1358 of the S.V.S.

The detail of goodwill and negative goodwill is as follows:

Company	Balances as of December 31, 2001 ThCh$	2000 ThCh$	Amortization 2001 ThCh$	2002 ThCh$	Balances as of December 31, 2002 ThCh$
a) Goodwill:
Empresa Eléctrica Guacolda S.A.	676,184	56,348	56,348	56,349	619,835
Gasoducto Gasandes S.A.	1,418,743	101,339	101,339	101,339	1,317,404
Gasoducto Gasandes S.A. (Argentina)	2,327,457	150,162	166,247	177,136	2,302,772
Explotaciones Sanitarias S.A. (1)	4,441,496	258,727	258,728	213,932	—
Oilgener Ltd. (Argentina) (1) y	—	143,927	157,473	—	—
Gener Blue Water (Islas Cayman)	1,112,689	45,364	51,657	55,021	1,057,668
Sociedad Eléctrica Santiago S.A.	3,520,787	132,114	338,212	338,213	3,182,575
Genergía Power Ltd.	864,666	—	3,617	43,220	821,447
Metrogas S.A.	—	22,218	—	—	—

Total	14,362,022	910,199	1,133,621	985,210	9,301,701

b) Negative goodwill:
Puerto Ventanas S.A. (1)	—	42,150	20,748	—	—
Central Puerto S.A. (Argentina) (1)	—	1,115,259	593,049	—	—
Hidroneuquén S.A. (Argentina ) (1)	—	2,113,452	1,573,673	—	—

Total	—	3,270,861	2,187,470	—	—

(1)	These companies were sold in 2001 and 2002.

11.	INTANGIBLES

The detail of intangibles is as follows:

	As of December 31,
	2001 ThCh$	2002 ThCh$
Revalued asset from the Company´s predecessor (1981)	5,831,136	5,831,136
Water and land rights	22,420	—
Others	2,421,239	20,087

Total	8,274,795	5,851,223
Accumulated Amortization	(3,888,883)	(4,083,003)

Total Intangible net of Accumulated Amortization	4,385,912	1,768,220

Net charge to income (1)	7,465,218	255,088

(1)	Amortization expense is included in Other non-operating expenses (Note 29)

12.	OTHER LONG-TERM ASSETS

The detail of other long-term assets is as follows:

	2001 ThCh$	2002 ThCh$
Advances to suppliers (f)	4,342,807	4,830,316
Discount in bonds issuance (a)	2,217,380	1,929,266
Deferred expenses in issuance of bonds and others (b)	8,735,118	6,350,990
Materials (g)	1,393,409	1,381,824
Pension plans deferred assets (c)	1,499,561	1,943,874
Power supply to 5th. Region (d)	1,978,338	1,820,479
Time deposits (restricted cash, see Note 25. 4) (e)	17,829,702	22,249,785
Other deferred charges	2,338,583	3,891,954

Totals	40,334,898	44,398,488

a)	Discount in bonds issuance correspond to the difference between its par value and the issuance amount. These amounts are amortized over the life of the instrument.
b)	Deferred expenses in the issuance of bonds and others correspond to expenses incurred in their issuance, legal expenses and insurance expenses which are amortized over the maturity date of the bonds.

At December 31, 2002 this item includes ThCh$3,261,472, of direct costs net of the over price obtained in the issuance and placement of convertible bonds made in 1998 and 1999. The amortization of the period amounts to ThCh$5,536,559 and ThCh$2,847,897 in 2001 and 2002 respectively, and is included in non-operating expenses.

c)	Pension plan deferred assets: The total amount of ThCh$1,943,874 as of December 31, 2002 includes ThCh$261,023 which are amortized over a 3 years period, ThCh$1,015,691 which are amortized over a 12 years period, and ThCh$667,160 which will be amortized over a 10 years period (Note 2). The amortization for the years 2001 and 2002 amount to ThCh$218,754 and ThCh$222,847, respectively.
d)	Power Supply to 5th Region corresponds to the prepayment made for the transfer energy contract from the SIC (Central Interconnected System) to the 5th Region for a period of 10 years, starting May 1st, 2000.
e)	Long term time deposits correspond to the obligation of Termoandes S.A. and Interandes S.A. to make time deposits with JP Morgan on a monthly basis to guarantee the payment of negotiable liabilities

f)	The advances to suppliers at December 31, 2002 include ThCh$2,584,140 (ThCh$2,128,538 in 2001) of Gener Colombia S.A. that was drawn up as a loan to Carbones Colombianos del Cerrejón, with a 13.9433% annual effective interest rate, due monthly in 5 equal payments of US$1,025,399.45 from July 1, 2005. In addition, advances to suppliers also includes ThCh$2,246,176 (ThCh$2,214,268 in 2001) from Sociedad Eléctrica Santiago S.A. for prepayment of an operation and maintenance contract made to SIGEN S.A. for the operation and maintenance of the Central Nueva Renca. This amount will be amortized in 12 years, in accordance with the contract’s life.
g)	Materials include specific equipment and material of low rotation, which are expected to be used in the long term.

13.	SHORT-TERM AND LONG-TERM ACCOUNTS RECEIVABLE

The detail of short-term and long-term accounts receivable is as follows:

	SHORT-TERM MATURITIES							LONG-TERM MATURITIES
	Less than 90Days		More than 90Days Less than 1 Year		SubTotals 2002	Total Short-term maturities (net)
	2001 ThCh$	2002 ThCh$	2001 ThCh$	2002 ThCh$		2001 ThCh$	2002 ThCh$	2001 ThCh$	2002 ThCh$
Trade Account Receivable	33,303,404	24,870,791	2,001,863	8,873,953	33,744,744	35,239,325	33,650,611	—	—
Allowance for doubtful accounts	—	—	—	—	94,133	—	—	—	—
Notes Receivable	4,270	609,186	9,334	11,914	621,100	13,604	621,100	—	—
Allowance for doubtful accounts	—	—	—	—	—	—	—	—	—
Sundry Accounts Receivable	4,522,912	1,979,043	4,011,668	530,173	2,509,216	8,440,755	2,509,216	9,423,713	6,572,469
Allowance for doubtful	—	—	—	—	—	—	—	—	—

Total Long-Term								9,423,713	6,572,469

Long-term accounts receivable at December 31, 2001 and 2002 mainly include ThCh$7,776,803 and ThCh$5,805,486, respectively, of amounts accrued under a take-or pay contract for the transportation of gas, in excess of the gas received. In accordance with the terms of the contract, the minimum payments in excess of the gas received are applied to future purchases of gas and bear no interest. The balance at December 31, 2001 and 2002 also includes ThCh$1,638,967 and ThCh$739,192 respectively of management fees due from Hidroeléctrica Piedra del Aguila, an Argentinean power Company that was related to AES Gener until September 2001, which bear no interest.

14.	CURRENT LIABILITIES

The following liabilities, excluding bank liabilities, are due to within a year:

	As of December 31.
	2001 ThCh$	2002 ThCh$
Short-term portion of long-term liabilities	10,390,221	14,258,548
Dividends payable	67,218	147,207
Bonds payable	31,604,230	41,079,385
Trade accounts and notes payable	52,301,204	39,794,898
Accounts and notes payable to related companies	2,429,707	1,674,478
Taxes, withholdings and other	13,469,757	9,185,159

Total	110,262,337	106,139,675

Accounts payable and other short-term liabilities mainly correspond to purchases of coal, energy and electricity power.

Average annual interest rates were as follows:

	As of December 31,
	2001	2002
(a) Average annual interest rate: UF obligations	6,51%	7,50%
(b) Average annual interest rate: US$ obligations	6,80%	6,32%

15.	INCOME TAXES

a) Taxes payable

As of December 31, 2001, and 2002, the income taxes payable amounted to ThCh$3,015,270 and ThCh$979,584. These items are shown net of the recoverable taxes in current assets.

b) Undistributed Dividend tax credits

As of December 31, 2001 and 2002, the Company and subsidiaries have no undistributed dividend tax credits.

c) Deferred taxes

The deferred tax assets and liabilities arising from accumulated temporary differences and the deferred tax complementary accounts are set out below:

	2001				2002
	Deferred Asset		Deferred Liability		Deferred Asset		Deferred Liability
	Short- term ThCh$	Long-term ThCh$	Short- term ThCh$	Long-term ThCh$	Short- term ThCh$	Long term ThCh$	Short- term ThCh$	Long term ThCh$
Allowance for doubtful accounts					10,884
Vacation Provision	163,397	—	—	—	191,602	—	—	—
Accelerated depreciation	—	—	—	89,032,991	—	417,464	—	96,291,927
Staff severance indemnities	—	—	—	82,900	—	—	—	91,977
Intangibles amortization	—	—	—	330,183	—	42,266	—	297,183
Tax deductible expenses, capitalized for financial purposes	—	—	—	—	—	—	—	601,771
Benefit of tax loss carryforward	—	40,628,695	—	—	—	36,249,299	—	—
Other	3,893,353	—	—	1,329,475	523,378	3,155,893	—	973,066

Subtotal	4,056,750	40,628,695	—	90,775,549	725,864	39,864,922	—	98,255,924
Net Complementary Accounts	—	19,416,473	—	61,011,244	—	8,321,347	—	56,837,356

Total deferred taxes	4,056,750	21,212,222	—	29,764,305	725,864	31,543,575	—	41,418,568

These deferred taxes are presented on a net basis in the balance sheet.

	As of December 31,
	2000 ThCh$	2001 ThCh$	2002 ThCh$
Current income tax	(4,074,364)	(3,015,270)	(979,584)

Adjustment to income taxes of prior periods	—	(1,126,072)	—

Deferred income tax	4,727,694	(8,690,437)	(7,117,391)

Benefit of tax loss carryforward	—	(6,921,041)	8,647,055

Amortization of complementary accounts	(3,127,484)	9,020,637	(5,003,538)

Other	—	645,278	(302)

Charge to income	(2,474,154)	(10,086,905)	(4,453,760)

d) Tax loss carryforwards

The Company and its subsidiaries have deferred tax assets related to tax loss carryforwards as follows:

Country	Deferred asset ThCh$	Year to expiration of tax loss carryforward
Chile	18,720,673	Indefinite
Colombia	16,540,353	Five
Argentina	988,273	Ten

	36,249,299

16.	SHORT-TERM BANK LIABILITIES

Short-term bank liabilities as of December 31, 2001 and 2002 are as follows:

	TYPE OF CURRENCY
	US DOLLARS		OTHER FOREIGN CURRENCIES		U.F.		TOTALS
BANK	2001 ThCh$	2002 ThCh$	2001 ThCh$	2002 ThCh$	2001 ThCh$	2002 ThCh$	2001 ThCh$	2002 ThCh$
Short-Term
Citibank	20,347,245	—	—	—	—	—	20,347,245	—
ABN AMRO Colombia	—	11,497,760	—	—	—	—	—	11,497,760
Banco Royal Bank of Canada	6,744,337	—	—	—	—	—	6,744,337	—
Banco Crédito e Inversiones	—	462,701	—	—	—	—	—	462,701
Scotiabank	—	308,467	—	—	—	—	—	308,467

Totals	27,091,582	12,268,928	—	—	—	—	27,091,582	12,268,928

Principal	26,977,348	11,497,760	—	—	—	—	26,977,348	11,497,760

Annual Average Interest rate	5.89%	5.32%

Short-term portion of long-Term bank liabilities
Royal Bank of Canada	140,319	—	—	—	—	—	140,319	—
Bank of America	226,471,090	13,683,345	—	—	—	—	226,471,090	13,683,345
BBVA Banco Francés	2,476,025	964,921	—	—	—	—	2,476,025	964,921
Swap (Bco. Francés and Deutstche)	1,577,645	1,737,710	—	—	—	—	1,577,645	1,737,710
Banco Crédito e Inversiones	37,929	—	—	—	—	—	37,929	—
Scotiabank	25,285	—	—	—	—	—	25,285	—
ABN AMRO Colombia	750,557	128,096	—	—	—	—	750,557	128,096

Totals	231,478,850	16,514,072	—	—	—	—	231,478,850	16,514,072

Principal	228,048,735	14,372,185	—	—	—	—	228,048,735	15,421,055

Annual Average interest rate	8.02%	8.25%	—	—	—	—	—	—

17.	LONG-TERM BANK LIABILITIES

The detail of this item is as follows:

Bank	Type of Currency	2001	Expirity			2002	Average Annual Interest Rate%
		Totals Long Term ThCh$	1-2 years ThCh$	2-3 years ThCh$	3-5 years ThCh$	Total Long Term ThCh$
ABN AMRO Bank BBVA	US$	—	2,874,440	—	—	2,874,440	5.31%
Bank of America	US$	26,977,348	13,653,590	9,341,930	193,711,203	216,706,723	4.65%
BBVA-Banco Francés S.A.	Argentinean Pesos	3,095,029	745,710	—	—	745,710	6.36%
Scotiabank	US$	6,744,333	862,332	2,443,274	3,593,050	6,898,656	3,29%
Banco Crédito Inversiones	US$	10,116,498	1,293,484	3,664,911	5,389,574	10,347,969	3.29%

Totals		46,933,208	19,429,556	15,450,115	202,693,827	237,573,498	—

18.	LONG-TERM LIABILITIES (EXCLUDING BANK LIABILITIES)

	Balances as of December 31, 2001					Balances as of December 31, 2002
	Type of Currency	Long-Term portion ThCh$	Short-term portion ThCh$		Total ThCh$	Long-term portion ThCh$	Short-term portion ThCh$		Total ThCh$
Bonds payable	UF	18,191,085	6,188,494		24,379,579	18,184,114	282,710		18,466,824
Bonds payable	US$	38,779,938	642,350		39,422,288	41,320,075	684,425		42,004,500
Bonds payable in foreign countries	US$	293,916,520	18,326,122		312,242,642	271,029,151	33,242,977		304,272,128
Convertible bonds	US$	321,461,338	6,447,264		327,908,602	342,517,480	6,869,273		349,386,753

Subtotal		672,348,881	31,604,230		703,953,111	673,050,820	41,079,385		714,130,205

Notes payable (a)	US$	9,490,944	7,924,693	(c)	17,415,637	2,470,740	6,113,634	(c)	8,584,374

Subtotal		9,490,944	7,924,693		17,415,637	2,470,740	6,113,634		8,584,374

Provision for staff severance indemnities	Ch$	792,195	201,333		993,528	672,793	195,469		868,262
Provision for pension plan	Ch$	4,081,690	617,840		4,699,530	4,362,867	660,003		5,022,870
Provision for pension plan	Col$	1,538,637	—		1,538,637	2,133,013	—		2,133,013
Other provisions	Ch$	403,548	—		403,548	1,320,086	—		1,320,086
Other provisions	Col$	500,396	60,881		561,277	287,501	30,677		318,178
Provision for the conversion of convertible bonds	US$	8,760,599	—		8,760,599	12,509,745	—		12,509,745

Subtotal		16,077,065	880,054		16,957,119	21,286,005	886,149		22,172,154

Deferred taxes	Ch$	8,468,770	—		8,468,770	9,259,122	—		9,259,122
Deferred taxes	Arg$	83,313	—		83,313	615,871	—		615,871
Deferred customs duties	US$	10,653,471	2,465,528	(c)	13,118,999	3,302,764	8,144,914	(c)	11,447,678
Other long-term liabilities (b)	US$	29,312,804	6,762,463		36,075,267	24,292,202	7,164,259		31,456,461

Subtotal		48,518,358	9,227,991		57,746,349	37,469,959	15,309,173		52,779,132

Totals		746,435,248	49,636,968		796,072,216	734,277,524	63,388,341		797,665,865

(a)	Notes payables include obligations with Morgan Stanley Group Inc. amounting to ThCh$8,946,173 in 2001 and ThCh$5,066,508 in 2002, which bear an annual interest rate of 5.35%. In 2001 it also includes ThCh$3,491,095 due to suppliers for the purchase of property, plant and equipment, which bear an annual interest rate of 6.50%.
(b)	Other long term liabilities correspond to direct credit given to Norgener by its supplier Mitsubishi to finance the construction of the thermoelectric plant Tocopilla, which bear an annual interest rate of 8.17%. The short-term portion of this liability is included in trade accounts and notes payable.

(c)	The balances reflected in the caption short-term portion of long-term liabilities are the following:

	2001 ThCh$	2002 ThCh$
Notes payable	7,924,693	6,113,634
Deferred customs duties	2,465,528	8,144,914

Total	10,390,221	14,258,548

19.	PROVISIONS AND WRITE-OFFS

a)	Provisions as of each year-end are as follows:

	2001 ThCh$	2002 ThCh$
Current liabilities
Provision for Staff Severance indemnities	262,214	226,146
Provision for vacation and other employee benefits	1,218,152	1,348,602
Provision for complementary pension plan (2)	617,840	660,003
Provision for loss on sale of Oilgener Inc., Oilgener Argentina and Fellblock	8,326,856	1,559,137
Provision for tax Argentina (3)	—	1,234,269
Other provisions (4)	2,323,595	2,380,342

Total	12,748,657	7,408,499

Long-term liabilities
Provision for Staff Severance indemnities	1,292,591	960,294
Provision for pension and post-retirement benefits	1,538,637	2,133,013
Provision for complementary pension plan (2)	4,081,690	4,362,867
Provisions for the conversion of convertible Bonds (1)	8,760,599	12,509,745
Other provisions (5)	403,548	1,320,086

Total	16,077,065	21,286,005

(1)	The provision for conversion of convertible bonds charged to income in 2001 and 2002 amounted to ThCh$3,696,375 and ThCh$4,004,309, respectively, and it is included in “Non operating expenses”. For further information see Note 29.
(2)	The provision for complementary pension plan charged to income in 2001 and 2002 amounted to ThCh$740,738 and ThCh$541,719, respectively, and it is included in “non operating expenses”. For further information see Note 29.
(3)	This provision includes a contingent stamp tax complaint for ThCh$ 757,571 (Note 25.4).
(4)	Primarily, includes the provision for the loss on the sale of Sociedad Carbones del César Ltda. for ThCh$1,372,232 in 2002; provision for energy purchases for ThCh$1,118,164 and ThCh$241,829 in 2001 and 2002, respectively; and the provision for legal contingencies for ThCh$176,616 and ThCh$150,505 in 2001 and 2002, respectively.
(5)	It includes the provision for tax sanction on Chivor S.A. E.S.P. for ThCh$862,332 in 2002 and provision for income tax of Gener Argentina for ThCh390,075 and ThCh$449,463 in 2001 and 2002 respectively.

b)	Other provisions, that are presented as a deduction of the corresponding assets at each year-end, are as follows:

	2001 ThCh$	2002 ThCh$
Allowance for fixed assets’ impairment loss	561,323	428,669
Allowance for doubtful accounts (1)	3,675,590	3,018,644
Allowance for shrinkage of coal inventory	498,805	211,850

Total	4,735,718	3,659,163

(1)	This provision includes ThCh$94,133 (ThCh$159,766 in 2001) for trade account receivable and ThCh$2,924,511 (ThCh$3,515,824 in 2001)which relates to the accounts receivable associated with trust deposits set up for clients of Chivor E.S.P., which trust deposits are classified as “other current assets”.

c)	Write-offs

At December 31, 2001 and 2002, fixed assets amounting to ThCh$684,642 and ThCh$1,342,450 were written off, respectively (Note 29). These amounts are included in other non-operating expenses and represent the net book value of fixed assets retired from service that will mainly be sold as scrap. Of the write-offs made in 2002, ThCh$1,214,652 correspond to the parent company, ThCh$5,954 to its Chilean subsidiary Sociedad Eléctrica Santiago S.A. and ThCh$121,844 to the Colombian subsidiary Chivor

20.	STAFF SEVERANCE INDEMNITIES

		December 31,
		2001 ThCh$	2002 ThCh$
a)	Balance of Provision for staff severance indemnities
	Short term
	GENER	201,333	195,469
	CHIVOR	60,881	30,677

	Total short-term	262,214	226,146

	Long Term
	GENER	792,196	672,793
	CHIVOR	500,395	287,501

	Total long-term	1,292,591	960,294

	Provision for pensions and post-retirement benefits (CHIVOR)	1,538,637	2,133,013

b)	Charge to income
	Staff severance indemnities	6,401,390	491,748
	Pension plan (Chivor)	272,768	648,042
c)	Payments
	Staff severance indemnities	6,402,426	658,823
	Pension Plan (Chivor)	98,780	185,648
d)	Deferred actuarial loss	—	87,818

Staff severance indemnities provision is discounted at an interest rate of 8% at December 31, 2002 (10% at December 31, 2001) and at an average capitalization period of 31 years.

During 1985 and 1986 AES Gener S.A. paid 50% and 20% of the staff severance indemnities to the employees according to D.L. 2.200, modified by Law number 18,372.

Long term- provision includes ThCh$1,538,637 (year 2001) and ThCh$2,133,013 (year 2002) of Chivor S.A. pensions plans and it is calculated according to Superintendencia de Sociedades de Colombia rules.

21.	BONDS

a) The terms and conditions of the bonds issued as of December 31, 2002 and December 31, 2001 as applicable are as follows:

	Fourth Issuance	First foreign Issuance	First issuance Convertible Bonds	ESSA Bond	Gener Argentina S.A.
Issue date	March 8, 1991	January 23, 1996	December 24, 1998	September 29, 1999	July 30, 1998

Securities issued	Bearer bonds denominated in UF	Bearer bonds denominated in US$	Convertible Bonds	Bearer bonds denominated in US$	Medium Term Notes denominated in US$

Amount of issuance	UF 225,000 divided into:	US$200,000,000	US$500,000,000	US$60,000,000 UF1.388.000	US$257,000,000
	Series JA:		Series LA1	Series A1	10 Series
	50 bonds of UF 500 each		7,416 bonds of US$100 each	500 bonds of US$ 10,000 each	Total value of US$210,000,000
	Series KA:		Series LA2	Series A2	5 Series
	200 bonds of UF 1,000 each		2,717 bonds of US$1,000 each	550 bonds of US$ 100,000 each	Total value of US$47,000,000
			Series LA3	Series B1
			3,517 bonds of US$5,000 each	198 bonds of UF1,000 each
			Series LA4	Series B2
			1,139 bonds of US$100,000 each	119 bonds of UF10,000 each
Series LA5
565 bonds of US$500,000 each
Series M
US$82,500,000

Basis for readjustment	Variation in UF	Variation in US$	Variation in US$	Variation in US$ UF	Variation in US$

Amortization term	21 years (7.5 years grace period and 13.5 years for principal)	10 years	6.2 years	10 years (5 years grace period and 5 years for principal) and 25 years (15 years and 19)	From December 31, 2002 to December, 2007

Principal payments	27 semiannual payments commencing January 1, 1999	Repayment of principal due January 15, 2006	Repayment of principal due March 1, 2005	10 semiannual payments commencing April 15, 2005	11 semiannual payments commencing December 31, 2002

Nominal annual interest rate	7.00%	6.50%	6.00%	8.00% - 7,5%	LIBOR + 1.125% up to December 31, 2002 LIBOR + 1.5% to December 31, 2005 LIBOR + 1.875% to December 31, 2007

Interest payments	Semiannually January 1 and July 1 each year, commencing July 1, 1991	Semiannually on January 15 and July 15 each year, commencing July 15, 1996	Semiannually on March 1 and September 1 of each year, commencing March 1, 1999	Semiannually on April 15 and October 15 of each year, commencing April 15, 2000	Semiannually on June 30 and December 31 from June 30, 2000

b) The detail of the outstanding bonds at December 31, 2001 and 2002 is as follows:

Number of Instruments	Series	Amount of issuance	Basis for Readjustment	Nominal annual Interest rate %	Scheduled Maturity	Interest payments	Terms	Current Value		Country of Placing Bonds
							Amortization payments	2001	2002

Bonds Payable short- Term portion
84	AA BA CA	— — —	UF UF UF	6.00 6.00 6.00	01/07/2002 01/07/2002 01/07/2002	Semiannually Semiannually Semiannually	Semiannually Semiannually Semiannually	646,728 502,931 287,389	— — —	Chile Chile Chile
95	DA EA	— —	UF UF	6.00 6.00	01/07/2002 01/07/2002	Semiannually Semiannually	Semiannually Semiannually	143,717 1,293,252	— —	Chile Chile
136	JA KA	— —	UF UF	7.00 7.00	01/01/2012 01/01/2012	Semiannually Semiannually	Semiannually Semiannually	336,850 2,694,809	— —	Chile Chile
N.A.	Unit	200,000,000	US	6.50	15/01/0206	Semiannually	Repayment of principal due	4,026,442	4,290,180	Foreign
208	LA1 LA2 LA3 LA4 LA5 M	659,900 2,591,000 15,705,000 110,800,000 273,000,000 73,883,000	US US US US US US	6.00 6.00 6.00 6.00 6.00 6.00	01/03/2005 01/03/2005 01/03/2005 01/03/2005 01/03/2005 01/03/2005	Semiannually Semiannually Semiannually Semiannually Semiannually Semiannually	Repayment of principal due Repayment of principal due Repayment of principal due Repayment of principal due Repayment of principal due Repayment of principal due	8,926 35,046 212,425 1,498,674 3,692,581 999,612	9,510 37,341 226,339 1,596,839 3,934,449 1,064,795	Chile Chile Chile Chile Chile Foreign
214	A B	57,500,000 1,086,000	US UF	8.00 7.50	15/10/2009 15/10/2024	Semiannually Semiannually	Semiannually Semiannually	642,350 282,818	684,425 282,710	Chile Chile
N.A.		210,000,000	US	6.36	31/12/2007	Semiannually	Semiannually	11,684,564	23,657,927	Foreign
N.A.		47,000,000	US	6.36	31/12/2007	Semiannually	Semiannually	2,615,116	5,294,870	Foreign

Totals Short-Term								31,604,230	41,079,385

Bonds Long Term

N.A.	Unit	200,000,000	US	6.50	15/01/2006	Semiannually	Repayment of principal due	134,886,740	143,722,000	Foreign
208	LA1 LA2 LA3 LA4 LA5	659,900 2,591,000 15,705,000 110,800,000 273,000,000	US US US US US	6.00 6.00 6.00 6.00 6.00	01/03/2005 01/03/2005 01/03/2005 01/03/2005 01/03/2005	Semiannually Semiannually Semiannually Semiannually Semiannually	Repayment of principal due Repayment of principal due Repayment of principal due Repayment of principal due Repayment of principal due	445,059 1,747,458 10,591,981 74,727,254 184,120,400	474,211 1,861,919 11,285,770 79,621,988 196,180,530	Chile Chile Chile Chile Chile
N.A.	M	73,883,000	US	6.00	01/03/2005	Semiannually	Repayment of principal due	49,829,186	53,093,062	Foreign
214	A B	57,500,000 1,086,000	US UF	8.00 7.50	15/10/2009 15/10/2024	Semiannually Semiannually	Semiannually Semiannually	38,779,938 18,191,085	41,320,075 18,184,114	Chile Chile
N.A.		210,000,000	US	6.36	31/12/2007	Semiannually	Semiannually	129,946,513	104,025,299	Foreign
N.A.		47,000,000	US	6.36	3112/2007	Semiannually	Semiannually	29,083,267	23,281,852	Foreign

Totals Long Term								672,348,881	673,050,820

SHORT AND LONG TERM OBLIGATIONS WITH THE PUBLIC

a) The Company has issued six series of bonds, the first four are not outstanding as of December 31, 2002 and were used to finance the construction of Alfalfal Hydroelectrical Power Station.

The fourth bond issuance serie (JA and KA series) placed on March 8, 1991 was used to finance the purchase of floors fourth to seventh along with parking and storage space of the Las Americas building in Santiago. On January 2002, the company pre-paid all its existing debt of issuance N°136, which was originally due to on January 2012.

The first foreign bond issuance on January 23, 1996 was used to finance part of the capital investment program

In 1998, the company issued its first convertible bonds amounting to 500 million dollars from which US$499,943,600 (equivalent to ThCh$359,264,470) (99,99%) were placed. The funds were used to refinance existing debt. These bonds pay an annual interest of 6% and are due to on March 2005. As of December 31st 2002, a total of US$23,304,700 have been converted into shares. The conversion price was determined on the basis of the average market stock price, expressed in US Dollar, plus 15%. Such average market stock price was computed for the 10 days preceding the twenty second day before the bonds were offered first to the shareholders for a limited amount of time. Under no circumstances may the conversion price be lower than US$0.211 (21.1 cent of a US Dollar). The conversion price at the time of bonds issuance was US$0.2712 (27.12 cents of a US Dollar) and at December 31, 2002 is US$0.2205 (22.05 cents of a US dollar). The parent company has made a provision for the eventual conversion to shares of bonds amounting to ThCh$12,509,745 which will be paid to holders who have not converted their bonds to shares by March 1, 2005. This provision is accrued over the period from the date of debt issuance to the expiration date for converting the bonds.

During 1999, Sociedad Eléctrica Santiago S.A. completed its first bonds issuance for the aggregate principal amount of US$100 million (series A and B). US$ 60 million in A series bonds and UF 1,388,000 in B series bonds, from which as of December 31st 2002, 96% of the A series bonds had been placed, totaling US$57,5 million and 78.2% of the B series bonds had been placed totaling UF 1,086,000. The issuance proceeds were used to finance the prepayment of General Electric debt related to the construction of its power plant, Nueva Renca and other short- term debits.

On July 30th 1998, the National Commission of Securities, through Resolution N°12337, authorized the entrance of Termoandes S.A. and Interandes S.A. to the public tender offer regime to issue negotiable obligations and authorized both companies to create a Global Program without re-issuance in order to issue secured and non-convertible negotiable obligations for up to US$250,000,000 and US$50,000,000 respectively.

As of December 31, 2002, Termoandes S.A. has issued ten series of bonds under such program amounting to US$210,000,000. During the last month of this period, it cancelled the first portion of capital, amounting to US$17,325,000.

As of December 31, 2002, Interandes S.A, has issued five series of bonds under such program amounting to US$47,000,000. During the last month of this period, it cancelled the first portion of capital amounting to US$3,887,500.

Termoandes S.A. and Interandes S.A. hedged the180-day Libor rate, which applies to a 92% average of the debt amounts, which is effective from January 10th 1998 until September 30th 2007. Through this operation, TermoAndes S.A. and InterAndes S.A. pay fix rate and receive variable rate.

The placement discounts and the bond issuance expenses are shown under other long-term assets (Note 12).

The company has accrued ThCh$8,760,599 at December 31, 2001 and ThCh$12,509,745 at December 31, 2002 for the eventual premium to be paid to holders of convertible bonds who would have not converted their bonds into shares before March 1, 2005.

Accrued interest as of December 31st 2001 2002 amounted to ThCh$11,581,001 and ThCh$12,126,588 respectively and are included under short-term obligations with the public.

c) The schedule maturities of bonds payable is as follows:

	2001 ThCh$	2002 ThCh$
2002	31,604,230
2003	29,466,008	41,079,385
2004	29,899,332	29,378,573
2005	359,549,981	380,585,845
2006	174,375,405	183,167,707
2007	45,591,578	45,442,947
2008	7,928,803	8,436,764
2009	7,965,185	8,473,132
2010	245,580	245,486
2011	281,961	281.854
2012	318,344	318,222
2013	354,726	354,590
2014	391,109	390,958
2015	427,490	427,327
2016	463,874	463,695
2017	500,255	500,063
2018	536,637	536,431
2019	600,306	600,076
2020	673,070	672,812
2021	909,554	909,206
2022	1,637,197	1,636,570
2023	4,002,039	4,000,505
2024	6,230,447	6,228,059

Total	703,953,111	714,130,205

d) The deferred expenses for the bonds issuance as of December 31, 2001 and 2002 are as follows:

	2001 ThCh$	2002 ThCh$
Legal fees	484,892	451,305
Financial fees	1,411,894	1,316,776
Commissions	1,993,572	1,524,388
Taxes	4,056,890	3,037,764
Other expenses	787,870	20,757

Total	8,735,118	6,350,990

22.	SHAREHOLDERS’ EQUITY

a)	The movement in the shareholders’ equity during each year is as follows:

	Paid-in Capital ThCh$	Share Premium Account ThCh$	Other Reserves ThCh$	Future Dividends Reserve ThCh$	Retained Earnings ThCh$	Interim Dividends ThCh$	Subsidiary development Stage Deficit ThCh$	Net Income For the year ThCh$
2000
Balance as of January 1,	584,251,257	24,198,173	99,792,618	24,909,773	55.,545,126	—	(765,034)	6,422,612
Distribution of earnings from last year	—	—	—	—	5,657,578	—	765,034	(6,422,612)
Final dividends	—	—	—	—	(3,716,171)	—	—	—
Issuance of shares, due to conversion of bonds	4,217,514	2,200,995	—	—	—	—	—	—
Subsidiary start-up accumulated deficit	—	—	—	—	—	—	(670,262)	—
Other reserves	—	—	262,082	—	—	—	—	—
Currency translation adjustment	—	—	1,145,768	—	—	—	—	—
Price-level restatement	27,459,834	1,137,329	4,690,253	1,170,760	2,768,757	(61,937)	—	—
Net income for the year	—	—	—	—	—	—	—	2,206,586
Interim dividends	—	—	—	—	—	(2,815,281)	—	—

Totals	615,928,605	27,536,497	105,890,721	26,080,533	60,255,290	(2,877,218)	(670,262)	2,206,586
Balances at Dec.31, 2000 restated	654,073,064	29,241,8322	112,448,533	27,695,700	63,986,900	((3,055,404))	(711,771))	2,343,240

2001
Balances as of January, 1	615,928,605	27,536,497	105,890,721	26,080,533	60,255,290	(2,877,218)	(670,262)	2,206,586
Distribution of earnings from last year	—	—	—	—	(1,340,894)	2,877,218	670,262	(2,206,586)
Issuance of shares due to conversion of bonds	1,488	1,046	—	—	—	—	—	—
Capitalization of reserves	—	—	(67,448,654)	67,448,654	—	—	—	—
Subsidiary start-up accumulated deficit	—	—	—	—	—	—	(118,387)	—
Dividend payments	—	—	—	(86,024,114)	(58,914,396)	—	—	—
Other reserves	—	—	(2,536,857)	—	—	—	—	—
Prior-period adjustment	—	—	—	—	—	—	—	—
Currency translation adjustment	—	—	10,873,328	—	—	—	—	—
Price-level restatement	19,093,805	853,643	1,191,704	1,436,994	892,307	—	—	—
Net income for the year	—	—	—	—	—	—	—	(5,027,354)

Totals	635,023,898	28,391,186	47,970,242	8,942,067	892,307	—	(118,387)	(5,027,354)
Balances Dec. 31, 2001 Restated	654,074,615	29,242,922	49,409,349	9,210,329	919,076	—	(121,937)	(5,178,175)

2002
Balances as of January 1,	635,023,898	28,391,186	47,970,242	8,942,067	892,307	—	(118,387)	(5,027,354)
Distribution of earnings from last year	—	—	—	(4,253,434)	(892,307)	—	118,387	5,027,354
Currency translation adjustment	—	—	1,120,841	—	—	—	—	—
Price-level restatement	19,050,717	851,736	1,439,107	140,659	—	—	—	—
Net income for the year	—	—	—	—	—	—	—	32,416,399

Balances at Dec. 31, 2002	654,074,615	29,242,922	50,530,190	4,829,292	—	—	—	32,416,399

b)	PAID-IN CAPITAL

The Extraordinary General Shareholders Meeting held on September 14, 1998, agreed to increase the authorized capital to ThCh$237,500,000 issuing 2,375,000,000 shares of common stock for the purpose of supporting the conversion of convertible bonds into company shares (Note 21). Such shares were issued in November 13, 1998, according to its inscription in the Securities registry. As of December 31, 2002, US$23,304,700 in bonds have been converted into shares, which represents 85,932,258 shares.

c)	DIVIDEND PAYMENT

The following shows a detail of final dividends paid as of December 31, 2000 and 2001 against the profits of 1999 and 2000, and against reserve for future dividends and retained earnings, as well as the interim dividends declared against 2000 and 2001 profits:

Date of payment	Dividend Per share ThCh$	Dividend in Historical Chilean pesos ThCh$	Total restated Dividend ThCh$
2000

Final dividends 1999:
April 2000	0.66	3,716,171	3,946,313

Interim dividends 2000:
July	0.50	2,815,281	2,989,631

2001

Final dividends against reserves and retained earnings:
July 2001	5.95	33,752,804	35,286,868
September 2001	19.60	111,185,706	115,551,968

d)	DIVIDEND POLICY

The dividends distribution policy for the year 2001, that was approved by the General Ordinary Shareholders Meeting held on April 30, 2002 establishes a distribution of 30% over the net income for the year.

e)	Accumulated foreign currency translation adjustment

	As of December 31,
	2000 ThCh$		2001 ThCh$		2002 ThCh$
	Year	Accumulated	Year	Accumulated	Year	Accumulated
Price–level restatement	—	41,460	—	64,354	—	204,252
Merchant Energy Group of the Americas MEGA (USA)	266,021	358,751	14,043	—	—	—
Reversal of cumulative translation adjustment	(45,435)	—	(362,007)	—	—	—
Reversal of foreign exchange hedge MEGA	118,009	—	821,240	—	—	—
Central Puerto S.A. (Argentina)	6,185,916	10,217,541	13,776,387	—	—	—
Reversal of cumulative translation adjustment	—	—	(23,686,707)	—	—	—
Reversal of foreign exchange hedge Central Puerto	—	—	18,498,874	—	—	—
Compañía Carbones del Cesar Ltda. (Colombia)	115,619	468,268	352,971	807,157	238,103	1,021,751
Energy Trade & Finance Corporation	4,307,493	12,986,285	14,186,287	26,782,103	11,401,782	37,403,823
Gener Argentina S.A.	1,118,498	15,320,891	2,640,103	17,500,327	5,567,882	22,558,491
Gasoducto Gasandes (Argentina) S.A.	342,860	935,725	1,250,767	2,158,357	802,886	2,938,358
Investment OilGener Inc. (U.S.A.)	189,507	637,541	427,214	1,045,586	—	—
Compañía General de Electricidad Itabo S.A. (Dominican Republic)	1,710,400	1,938,604	5,936,407	7,816,720	3,871,567	11,460,617
Other investments	105,701	(227,771)	809,687	(193,814)	77,127	95,744
Reversal of cumulative translation adjustment Hidroneuquén S.A.	—	—	(822,794)	—	—	—
Reversal of accumulative translation adjustment Oilgener Inc.	—	—	—	—	(1,015,132)	—
Reversal of accumulative translation hedge adjustment Hidroneuquén S.A.	—	—	15,630,955	—	—	—
Reversal of accumulative translation hedge adjustment Agua Negra S.A.	498,230	—	—	—	—	—
Net foreign investments hedge	(13,696,092)	(40,536,979)	(38,273,899)	(42,640,946)	(19,823,374)	(61,222,351)

Total year	1,216,727	—	11,199,528	—	1,120,841	—

Total accumulated	—	2,140,316	—	13,339,844	—	14,460,685

f)	Other Reserves

The detail of other reserves is as follows:

	As of December 31,
	2001 ThCh$	2002 ThCh$
Accumulated foreign currency translation adjustment	13,339,844	14,460,685
Fixed assets technical revaluation reserve	42,189,905	42,189,905
Investeeadjustments posted directly to other reserves	(6,120,400)	(6,120,400)

Total	49,409,349	50,530,190

g)	Prior-period adjustment

The item investee adjustments posted directly to other reserves includes ThCh$2,585,663, that correspond to the correction of a mathematical error in the calculation of the depreciation of certain fixed assets of the Colombian subsidiary Chivor, related to the three-year period ended December 31, 1999.

23.	RELATED COMPANY TRANSACTIONS

a)	Balances with related companies relates to transactions completed within the normal course of business in accordance with current legislation and at market prices. The detail of those balances is as follows:

•	Account receivable

Companies	Short-term As of December 31,		Long-term As of December 31,
	2001 ThCh$	2002 ThCh$	2001 ThCh$	2002 ThCh$
Empresa Eléctrica Guacolda S.A.	6,821	8,637	—	—
Gasoducto Gasandes S.A.	16,609	134,300	1,464,983	1,590,968
Gasoducto Gasandes (Argentina) S.A.	—	573,996	3,613,032	3,014,778
SIGEN S.A.	16,370	—	—	—
Ecogener S.A.	469	—	—	—
Explotaciones Sanitarias S.A.	829	—	—	—
C.G.E. Itabo S.A. (República Dominicana)	214,674	1,788,326	—	—
Inversiones Cachagua Ltda.	—	356,202	173,096,375	215,556,857
Energen S.A.	34,021	33,387	—	—
AES America	—	5,450	—	—
Coastal Itabo Ltd. (República Dominicana)	12	11	—	—

Totals	289,805	2,900,309	178,174,390	220,162,603

On February 28th 2001, AES Gener S.A. signed a mercantile account agreement with Inversiones Cachagua Limitada, whose balance in current account is adjusted in US dollars and it accrues interests at 30-day Libor plus spread. This agreement is due on February 28th 2004.

The account receivable of Gasoducto Gasandes S.A. and Gasoducto Gasandes Argentina S.A. represents a down payment of gas transport due to Sociedad Eléctrica Santiago S.A.. Such down payment accrues an interest rate of 15% a year and it’s payable in monthly installments from 2002.

•	Accounts Payable

Companies	Short-term as of December 31,
	2001 ThCh$	2002 ThCh$
Gasoducto Gasandes (Argentina) S.A.	171,600	174,781
Gener Blue Water	—	122,051
Sigen S.A.	1,548,536	—
Cordex Petroleum Inc.	528,285	512,898
The AES Corporation	181,286	864,748

Totals	2,429,707	1,674,478

b)	Related company transactions

The detail of the transactions between related companies in 2000, 2001 and 2002 is as follows:

Companies	Nature of the Relationship	Transactions	(Charge) Credit to income For the year of December, 31
			2000 ThCh$	2001 ThCh$	2002 ThCh$
Explotaciones Sanitarias S.A.	Former subsidiary	Other services	—	218	—
Empresa Eléctrica Guacolda S.A.	Affiliate	Other services	472,019	(1,921,349)	—
Empresa Eléctrica Guacolda S.A.	Affiliate	Purchase and sale of energy—net	(443,310)	—	—
Inversiones Cachagua Ltda.	Main shareholder	Interest on loans	—	6,856,199	31,771,226
Inversiones Cachagua Ltda.	Main shareholder	Exchange gain (loss)	—	(4,994,558)	10,689,257
Inversiones Cachagua Ltda.	Main shareholder	Price level restatement		4,095,846	5,041,642
CDEC-SIC Ltda.	Affiliate	Administrative and coordination Services	(195,048)	(129,452)	(362,933)
CDEC-SING Ltda.	Affiliate	Other services	(383,542)	(266,461)	(136,896)
SIGEN S.A.	Former subsidiary	Operating maintenance and other Services	(3,828,639)	(5,667,738)	—
C.G.E. ITABO S.A.	Affiliate	Technical assistance and other Services	6,831,527	3,000,335	—
SCL Terminal Aéreo Santiago	Partners in common	Other services	58,445	112,264	—
Hidroeléctrica Piedra del Aguila S.A.	Affiliate	Interest	4,387,361	4,466,146	—
Hidroeléctrica Piedra del Aguila S.A	Affiliate	Technical assistance	1,028,771	248,417	—
Gasoducto Gasandes S.A.	Affiliate	Transport of gas and commissions	(1,713,310)	(1,535,559)	(1,658,718)
Gasoducto Gasandes (Argentina) S.A.	Affiliate	Transport of gas and commissions	(3,598,039)	(4,032,627)	(4,328,275)
René Cortazar y Cía. Ltda.	Director in common	Other services	—	(25,364)	(8,225)
Centro de Estudios e Investigación Financiera S.A.	Director in common	Other services	—	(27,848)	(8,222)
Oscar Guillermo Garretón y Cía. Ltda.	Director in common	Other services	—	(31,888)	—
Estudio Jurídico Claro y Cía.	Director in common	Other services	—	(47,374)	—
Jeffery Safford	Director	Work contract	—	—	(74,426)
Robert Morgan	Director	Work contract	—	—	(91,796)
René Cortazar	Director	Professional fees	—	—	(23,907)
Daniel Yarur	Director	Professional fees	—	—	(25,303)
José Joaquín Brunner R.	Director	Professional fees	—	(12,309)	(15,801)
Andrés Sanfuentes V.	Director	Professional fees	—	(17,579)	(15,791)
Gabriel del Real C.	Director	Professional fees	—	(10,548)	(15,803)
Sergio de la Cuadra	Director	Professional fees	—	(2,651)	—
Eugenio Ortega R.	Director	Professional fees	—	(1,767)	—
Pedro Lizana Greve	Director	Professional fees	—	(26,381	(26,333)
Security Valores S.A. Corredores de Bolsa	Director in common	Interest on deposits	63	—	—
Banco BICE	Director in common	Interest on deposits	29,913	—	—
BICE Corredores de Bolsa S.A.	Director in common	Interest on deposits	2,922	—	—
Fondos Mutuos Valores Bice S.A.	Director in common	Interest on deposits	469	—	—
Security Adm. Fondos Mutuos S.A.	Director in common	Interest on deposits	40,646	—	—
Mega Inc.	Affiliate	Advances SSP and other	(13,562,351)	—	—
Sociedad inmobiliaria La Huerta Ltda.	Director in common	Office rent	(16,456)	—	—
Aylwin Abogados Ltda.	Director in common	Legal fees	(21,738)	—	—
Coestal Power Dominicana	Affiliate shareholder	Administrative services	(1,012)	—	—

24.	DERIVATIVES CONTRACTS

The detail of derivatives outstanding as of December 31, 2002 is as follows:

Agreements Descriptions								Net income effect
Kind of derivated	Kind of agreement	Amount of agreement ThCh$	Due Date	Specific Item	Position Sale/ Buy	Item hedged	Amount of item hedged ThCh$	Realized ThCh$	Unrealized loss ThCh$
FR	CCTE	2,735,924	I/2003	US$	C	Revenues	2,733,948	—	(1,976)
FR	CCTE	2,741,700	I/2003	US$	C	Revenues	2,735,848	—	(5,852)
FR	CCTE	2,736,000	II/2003	US$	C	Revenues	2,741,928	—	5,928
S	CCTE	12,651,227	III/2007	US$-LIBOR-BBA	C	Bonds in U.S. dollars	120,705,216	(5.385,275)	(1,419,919)
S	CCTE	2,831,458	III/2007	US$-LIBOR-BBA	C	Bonds in U.S. dollars	27,014,908	(1,203,567)	(317,791)

FR	=	Forward

S	=	Swap

CCTE	=	Hedge transaction coverage

Item hedged	=	Revenues of the distribution of energy and capacity to customers in Chile, based on contracts in force at sales prices established by the tariff regulations of the Ministry of Economy, Development and Reconstruction. The reason for hedging these revenues is that the components of cost of sales are mainly in US Dollars.

25.	CONTINGENCIES AND COMMITMENTS

1)	DIRECT GUARANTEES GRANTED

Beneficiary	Debtor		Kind of Guarantee	Assets		Amount not paid at December 31,		Redemption of guarantees at December 31,
	Name	Relation		Kind of asset	Book value	2002	2001	2003	Assets	2004	Assets	2005	Assets
Deutsche bank and others	Gener Argentina S.A.	Subsidiary	Pledge	Shares	184,682,770	155,074,241	173,329,461	31,396,071	—	31,857,778	—	91,820,392	—
Banco de Chile	Norgener S.A.	Subsidiary	Pledge	Thermal Unit	59,320,661	31,390,925	35,826,760	3,612,025	—	3,612,025	—	24,166,875	—
Sulzer	Chivor S.A.	Subsidiary	Guarantee Bancafe Colombia	—	—	1,419,519	1,652,771	1,419,519	—	—	—	—	—
Bank of America	Chivor S.A.	Subsidiary	Mortgage	Land and construction	436,843,019	230,386,366	226,312,792	216,706,723	—	203,053,133	—	193,711,203	—
Deutsche Bank	Termoandes	Subsidiary	Mortgage	Generations, gas and turbines	110,522,218	222,091,839	—	112,588	—	86,772	—	60,363	—
Securities Inc.
DirecciónNacional de Aduanas (Customs Authorities)	ESSA	Subsidiary	Bill of exchange	—	—	—	2,845,966	—	—	—	—	—	—
BCI and Scotiabank	Energía Verde S.A.	Subsidiary	Pledge-Mortgage	Plant/Shares	17,965,250	17,965,250	16,860,843	771,168	—	2,155,816	—	15,038,266	—
Bice	AES Gener S.A.	—	Mortgage	Building	—	—	2,975,735	—	—	—	—	—	—
Mining Ministry	AES Gener S.A.	—	Bill	—	—	—	1,011,831	—	—	—	—	—	—
Minera Mantos Blancos	AES Gener S.A.	—	Bill	—	—	—	269,773	—	—	—	—	—	—
Secretaría De Energía y Minería (Energy and Mining Secretary)	AES Gener S.A.	—	Bill	—	—	—	94,421	—	—	—	—	—	—
Secretaría De Energía y Minería (Energy and Mining Secretary)	AES Gener S.A.	—	Bill	—	—	—	67,443	—	—	—	—	—	—

2)	INDIRECT GUARANTEES GRANTED

Beneficiary	Debtor		Kind of Guarantee	Assets		Amount not paid at December 31,		Redemption of guarantees at December 31,
	Name	Relation		Kind of asset	Book value	2002	2001	2003	Assets	2004	Assets	2005	Assets
Sindícate of Banks	Gasandes	Affiliate	Guarantee	—	—	16,168,725	15,174,758	16,168,725	—	—	—	—	—
BOFA	ETFC	Subsidiary	PUT	—	—	39,692,423	55,303,563	22,708,076	—	16,984,347	—	—	—
Citibank	ETFC	Subsidiary	Guarantee	—	—	—	20,233,011	—	—	—	—	—	—
ABN AMRO	ETFC	Subsidiary	Guarantee	—	—	14,372,200	26,977,348	11,497,760	—	2,874,440	—	—	—
Royal Bank of Canada	ETFC	Subsidiary	Guarantee	—	—	—	6,744,337	—	—	—	—	—	—
Morgan Stanley Group	ETFC	Subsidiary	Agreement	—	—	4,862,200	7,936,047	3,843,173	—	1,019,027	—	—	—
Nova Gas International Holdings	ETFC	Subsidiary	Agreement	—	—	2,053,171	6,744,337	2,053,171	—	—	—	—	—

3)	OTHER GUARANTEES GRANTED

The Company has the following additional commitments for guarantees granted:

a) Commitments with financial entities and others

Financial Institutions:

The credit agreements subscribed by AES Gener S.A. with a variety of financial institutions impose certain financial covenants restrictions during the term of the credits, which are common for this kind of financing. Likewise, the Company informs such institutions about the compliance with such debt covenants, according to each contract terms and conditions.

Convertible Bonds issued in Chile and overseas:

The main financial covenants contained in the convertible bonds issuance contracts are:

- AES Gener may not incur in indebtedness higher than that established annually by the Shareholders Board.

AES Gener S.A must have insurances to reasonable protect its assets.

AES Gener S.A. or any of its subsidiaries may grant guarantees if the secured debt plus the addition of the secured debts does not exceed 10% of the total that results from the difference between the consolidated assets of the issuers and the current consolidated liability as of the date of the last FECU submitted to the Superintendence of Securities and Insurance Nevertheless, it may always grant collaterals for new bond issuance or any financial credit, credit operation or other existing credit, if prior and simultaneous, the company constitutes guarantees at least proportionally equivalent in favor to the bond holders.

-In case AES Gener or any of its subsidiaries is in default in the payment of credit amortizations amounts higher than 1.5% of the total consolidated assets of AES Gener S.A., the bond holders may request the upfront payment of such obligation.

Overseas Bonds issued:

•	AES Gener S.A. or any of its subsidiaries may only grant guarantees lower than 10% of the consolidated net tangible assets defined as the total of consolidated assets minus the total current liabilities.

•	In case AES Gener S.A. or any of its subsidiaries—except Chivor - is in default in the payment of a credit amortization higher than US$15 million, the holders may request the upfront payment of such obligation.

Financial Institutions and Bank Obligations:

AES Gener is guarantor of the credit subscribed between ABN AMRO Bank and Energy Trade and Finance Corporation, and as such it is committed to:

•	Only sell the assets allowed under the credit agreement.

•	Only pay dividends equal or less than the minimum required by the law.

•

Likewise, Inversiones Cachagua Limitada committed with ABN AMRO Bank to keep within the company all dividends to be received during the term of the credit. If the guarantor, or any of its subsidiaries, except for Chivor, or the principal debtor is in default in debt payments amounts higher than US$10 million, the bank may request the upfront payment of such obligation.

AES Gener S.A.—under the contract subscribed with Bank of America with respect to the purchase of negotiable obligations of Termoandes and Interandes

•	commits to avoid making any transaction similar to that referred to in the agreement.

•	only pay dividends equal or less than the minimum required by the law.

AES Gener S.A.—within the framework of the refinancing process of its subsidiary Chivor—guaranteed to Energy Trade and Finance Corporation the payment of up to US$50,000,000. Such guarantee will only be enforceable if Energy Trade and Finance Corporation does not pay such amount to Chivor’s creditors, in case the latter does no comply with certain debt balances in the dates defined in the contract. The first date is March 31st 2004.

As of December 31st 2002, all restrictions or covenants associated to the obligations with financial institutions or the public (bonds) are being met.

b) Third Guarantees Parties

AES Gener S.A is guarantor of the timely payment of 15% of the capital and interests related to the loan granted to the related companies Gasoducto Gasandes S.A and Gasoducto Gasandes Argentina S.A by an international banks syndicate. The amount guaranteed by the company amounts to US$22,5 million. The guarantee granted is due to on October 2003.

The company has a natural gas purchase agreement with Petrolera Santa Fe, which contains a take or pay clause (minimum consumption) whose monthly commitment is an average of 75% of the volume hired. It also contains a 36 months term from the transaction date to recover the payments. The annual minimum payments committed are US$24 million due to on December 2013. Also, such clause is also applied to the natural gas sale agreement subscribed with the subsidiary Sociedad Eléctrica Santiago S.A..

Sociedad Eléctrica Santiago S.A. has gas transport agreements with Transportadora de Gas del Norte S.A, Gasandes Argentina S.A. y Gasandes Chile S.A., which consider two guarantees: a) basic guarantee of compliance with all its obligations for an amount equal to a year of natural gas firm transport service and b) additional guarantee of compliance with the commitment to invest in a project that uses natural gas. To the extend the loader has investment grade, its not necessary to grant any guarantee whatsoever, but in case it losses such grade it has to be reconstituted through a banking deposit guarantee, according to the provision set forth in the agreements.

The gas transport agreement subscribed by Termoandes S.A. and Transportadora de Gas del Norte S.A. considers two guarantees: a) basic guarantee in compliance with all its obligations for an amount equal to a year of natural gas firm transport service and b) additional guarantee of compliance with the commitment to invest in a project that uses natural gas. As long as the loader has investment grade, it’s not necessary to grant any guarantee whatsoever, but in case it losses such grade it has to be reconstituted through a banking deposit guarantee, according to the provisions set forth in the agreement.

The gas transport agreements between AES Gener S.A., and Gasoducto Gasandes S.A. and Gasoducto Gasandes Argentina S.A. considers two guarantees: a) basic guarantee in compliance with all its obligations for an amount equal to a natural gas firm transport service and b) additional guarantee, of compliance with the commitment to invest in a project that uses natural gas. While AES Gener S.A. keeps its investment grade rating, it complies with these requirements. Because of investment grade lost of the company, it’s currently under discussions with Gasandes in order to comply with this requirement.

c) Guarantees to Subsidiaries

AES Gener S.A. is guarantor of the obligation between Energy Trade and Finance Corporation with ABN AMRO bank for US$24 million. The balance of the debt capital as of December 31st 2002, amounts to US$20 million; this credit is due to on January 2004.

AES Gener S.A. is guarantor of the obligation between Energy Trade and Finance Corporation with Nova Gas International holding Ltd. for US$5 million as a result of the acquisition of 100% of the shares of Genergía S.A.. Such obligation establishes that it may be enforceable if there is default or the risk rating of AES Gener SA. fails below B+ according to Standard & Poor’s classification risk. The balance of the debt capital as of the closing of the financial statements is US$2,857,143. The maturity date of this guarantee is April 2003.

On June 12th 2000, Energy Trade and Finance Corporation signed an agreement with Morgan Stanley by which it transferred to the latter the risks related to the SSP15 position (Spark Spread Position of the former subsidiary of AES Gener S.A., M.E.G.A.) and all the hedge agreement associated to them. The liability guaranteed by AES Gener S.A. as of December 31st 2002, amounts to US$6,766,118 (US$11,766,979 as of December 31st, 2001). Such obligation is due to on March 2004.

The subsidiary Energía Verde S.A has a syndicated loan for US$25 million with Banco de Crédito e Inversiones and Banco Scotiabank. AES Gener S.A. gave as collateral for the aforementioned loan the shares it owned in Energía Verde S.A. Such loan is due to on November 2006.

As part of the financing granted to the subsidiaries Termoandes S.A. and Interandes S.A., AES Gener S.A. has pledged 100% of its shares in those companies. This pledge has been constituted in favor of Banco Francés-Uruguay. This credit is due to on December 2007.

4)	TRIALS AND BAILS

a) As of the date of issuance of these financial statement, the Superintendence of Fuels an Electricity (“SEC”) has presented charges and applied penalties against AES Gener S.A and other generation companies of the Central Interconnected Grid (SIC) and the Northern Interconnected Grid (SING), such as Sociedad Eléctrica Santiago S.A. and Norgener S.A. With respect to such charges and penalties, the Company has presented its corresponding defense and claims to the SEC. The Administration estimates that it will be release from all charges and sanctions.

b) Divergences in the CDEC-SIC.

With respect to the energy transfers that occurred on May and June 2000, there was a divergence between the companies member of the CDEC-SIC with respect to the value of the marginal cost that had to be applied to value the energy transfers between May 16th and June 6th 2000, since during such period a security plan proposed by the Direction of Operations was operating, which increased the dispatch of thermal units over the level indicated by the operation models in order to accumulate hydro reserves in case of an eventual shortage in winter. The Ministry of Economy, Development and Reconstruction resolved that the situation was similar to that occurred in May and June 1999 when a security plan under rationing conditions was implemented. Due to the latter, the Minister issued Resolution N°80 that is identical to Resolutions N°65 and 77 from 1999 and establishes that the marginal cost for the period under discussion was the one indicated by the operation models, and the cost associated to the additional dispatch of thermal units should be paid by all members of the CDEC-SIC. The application of such resolution originated a divergence that is currently pending of resolution from the Ministry of Economy. It is important to mention that this resolution will also impact the months of July and August 1999, which were affected by the provisions set forth in resolution 65 and 77.

As for the estimate of the capacity transfers in the CDEC-SIC, final decision for the payments of 2000 and 2001 is pending resolution, since payments so far have only been preliminary, as it is normal in this kind of operations. On November 2nd 2001, the divergence was resolved through RM N°119 from the Ministry of Economy, Development and Reconstruction. During the implementation stage in the CDEC-SIC there was no unanimity, so there was another divergence that was submitted to the resolution of the Minister of Economy in April 2002. Also, Colbún and Endesa have submitted a motion against resolution N°119/2001 whose response from the Minister is still pending.

Nevertheless, the CDEC-SIC Board has unanimously resolved to provisionally pay the capacity transfer charges corresponding to years 2000, 2001 and 2002 following the calculation procedure established in resolution N°119/01, while awaiting resolution of the divergence and their related motion.

c) Divergences in the CDEC-SING.

The Company has divergent positions with some generation companies members of the CDEC-SING, such as Electroandina and Nopel, related to the way to calculate and value the energy and capacity transfers within the CDEC-SING.

The energy transfers in the CDEC-SIC from August 1999 were preliminary paid, as there were differences between generators with respect to the prices set to the valuation of such transfers. The Minister has resolved the different conflicts through the issuance of exempt ministerial resolutions N°39 from May 22 th 2000, N°59 from September 2000, N°72 from November 16th 2000 and N°74 from November 17th 2000. The application of such resolutions from the Direction of Operations is currently under divergence. Likewise, since previous resolutions were complex and contradictory, the Direction of Operations has not yet been able to calculate the final energy transferences and it is awaiting for the divergence resolution.

Nevertheless, the CDEC-SING Board reached an agreement on December 26th 2002, which solves the divergence about the valuation of the energy transfers between March 1999 and March 2000 and it established definitive values that do not imply payments to AES Gener S.A.

As for capacity transfers in 2000 and following years, a new divergence arose that was solved through exempt ministerial resolution N°163 from December 28th 2001, which presented a new method to calculate the firm capacity and it instructed the CDEC-SING to calculate the firm capacity and the definite transfers of the peak capacity for those years. However, the companies have submitted new motions against such resolution and at the same time, a new divergence arose between the members of the CDEC-SING with respect to the application given by the Direction of Operations to certain aspects of the methodology given by the authority. Due to the latter, the re-liquidations between companies based on the new procedure continue to be provisional. According to RM 163, the Direction of Operations established the amounts to be paid as interests, which were not paid by Electroandina, as a result, Nopel filed an accusation to the latter in the SEC. Through SEC Circular N°5512 Nopel presented charges against Electroandina for not paying the interests of the firm capacity re-liquidations to them and AES Gener SA. Final sentence is pending until the SEC analyzes the discharges presented by Electroandina.

d) Legal Proceedings.

Junta de Vigilancia de Rio Maipo with Gener S.A.

AES Gener S.A. was suit by the Junta de Vigilancia of Río Maipo (security committee) who filed a lawsuit in the 2nd Civil Court of Santiago ROL 1062-01 for an alleged debt of Ch$146,798,915 as of December 31st 2002, related to the payment of installments that would be owed to such committee. AES Gener S.A has opposed to such lawsuit, since it estimates that it should not have to make any payment at all, because it does not make use of any of the facilities of such committee. Without detriment of that, the plaintiff has practiced seizures over approximately ThCh$40,000 in cash of AES Gener S.A. The Company firmly believes it should not be forced to pay the aforementioned amounts, since they have been imposed arbitrarily, unilaterally and without reason.

Justo Gallardo with Gener S.A.

The Company has been suit for monetary compensation by a neighbor of Renca, who claims to have suffered certain damages due to the operation of such power plant; he is claiming the payment of Ch$120,000,000 filing a lawsuit in the 28th Civil Court of Santiago ROL 4070-99. The lawsuit was rejected in first instance and it is currently in the Appeal Court awaiting final sentence.

AES Gener S.A. estimates that the appeal will be rejected since it does not have any grounds, there is no causality relation between the alleged facts invoked and the damages caused, there is no liability from our company neither on the facts nor on the damages and the rights invoked have prescribed.

Bankers Trust International Corporation (Delaware) Inc. against AES Gener S.A. and Ralph Wilkerson.

On May 24, 2002, the company was notified of a suit submitted by Bankers Trust International Corporation (Delaware) Inc. as trustee in the bankruptcy of Cordex Petroleum Inc, a company constituted under the laws of Canada. The total amount of the suit is US$8,681,082.28 plus interests and legal fees. The lawsuit is based on a foreseeable collusion between the company and the other defendant—Mr. Ralph Wilkerson—to breach contracts, incitement to breach contracts, fraud and incitement to infringe the fiduciary duties towards Cordex Petroleums Inc. The suit has a case N° 0101-05135 filed in the Superior Court of Alberta, Judicial District of Calgary, Canada. On July 19, 2002 the company submitted a motion against the lack of jurisdiction of the Canadian courts of law. An audience was originally set for February 6th 2003, but it was requested to be delayed, judge has not resolve yet. In our opinion, the jurisdiction issue shall be resolved in our favor.

Bankruptcy of Frutas y Vegetales S.A.

The company verified a credit for $97 million for debt coal for the bankruptcy of Sociedad Frutas y Vegetales S.A. The bankruptcy process is in the 20th civil court of Rengo, under case N°1835/99. We believe it may only be possible to obtain the payment of a minor part of the credit, since only the fruit in stock is left to sell and the workers have privilege over it. Therefore, the company would participate in conjunction with the other non-secured creditors over the remaining amount. As of today, the company has approximately recovered Ch$24,903,725 of the credit in such bankruptcy. An allowance to cover 100% of this receivable has been established at December 31, 2001 and 2002.

EMELARI, ELIQSA and ELECDA with AES Gener S.A. and others.

On November 15th 2002, the company was notified of a suit for monetary compensation (reimbursement of compensations paid to regulated customers) for Ch$13 million submitted against all the generators of the SING by Empresa Eléctrica de Arica S.A. Empresa Eléctrica de Iquique S.A. and Empresa Eléctrica de Antofagasta S.A.; the lawsuit was filed in the 12th Civil court of Santiago. On December 6th 2002, the company submitted Dilatory Exceptions due to formal defects of the lawsuit, which has not been resolved by the Court so far. Lawsuit is estimated to be responded during March 2003 and it is not possible to foresee the outcome of it.

Minera Escondida Limitada with Norgener S.A.

Arbitration lawsuit referring to some disagreement regarding the terms interpretation and execution of two power supply agreements subscribed between Norgener S.A. and Minera Escondida Limitada on June 30th 1993 and November 20th 1994. The mix arbiter—Mr. Manuel Correa Ossa—was appointed on October 25th 2002. Subsequently, on November 14th the companies agreed on the procedures to follow, according to this the lawsuit was filed on December 9th 2002. Escondida claims the nullity of the price adjustment clauses on both agreements, the termination of both agreements based on breach of contract from Norgener and the authorization to assign the agreements to a subsidiary. On January 8th 2003, Norgener S.A. answered the lawsuit and filed lawsuit against Escondida for the damages caused as a result of the breach of contract from Escondida with respect to certain obligations of agreement N°2. No account has been established to cover this contingency, as we believe that Norgener will obtain a favorable decision from the arbiter.

5)	FINANCIAL COVENANTS

a) The company, as guarantor of the credit that ABN AMRO Bank granted to Energy Trade and Finance Corporation, must comply with the following financial indicators calculated over the consolidated financial statements:

i)	Indebtedness level lower than 1.75 times of equity amount plus minoritary interests (measured quarterly)

ii)	Coverage ratio of financial expenses must be higher than 2.4 times (measured over twelve months)

iii)	Total debt lower than 8,5 times of EBITDA (measured over twelve months)

As of December 31st 2002, AES Gener S.A. complies with the provisions set forth in the contract.

b) The company, as part of the renegotiation of the Put Agreement between AES Gener S.A. and Bank of America, must comply with the following financial indicators calculated over the consolidated financial statements:

i)	Indebtedness level lower than 1,65 times of equity amount plus minority interest (measured quarterly).

ii)	Coverage ratio of financial expenses must be higher than 1,8 times (measured over twelve months).

iii)	Total debt lower than 7,8 times of EBITDA (measured over twelve months).

As of December 31st 2002, AES Gener S.A. complies with the provisions set forth in the contract.

6)	OTHER CONTINGENCIES

a)	Contingencies associated to subsidiaries Termoandes and Interandes, Argentina:

Power Supply Agreement.

AES Gener S.A. has a contract by which it is obliged to buy 100% of the energy and capacity produced by Termoandes. Such contract establishes a minimum monthly payment that covers, among other aspects, the debt service for US$257 million corresponding to the bonds issued by Termoandes and Interandes to finance those projects. The payment of such bonds is guaranteed with the assets of Termoandes and Interandes and the power supply agreement subscribed between AES Gener S.A. and Termoandes.

Put Agreement with Bank of America.

Originally, US$82 million of the bonds corresponding to the debt of Termoandes and Interandes were subject to an option which allowed the holders to request AES Gener S.A. the anticipated purchase of these bonds at the par value plus accrued interests. Although the term to execute such option was from October 31st 2002 to January 31st 2003, the company and Bank of America agreed its renegotiation before such period.

Therefore, AES Gener and Bank of America subscribed a Purchase Agreement by which the company commits to make partial purchases of the bonds kept by Bank of America reducing to zero the exposure of this entity before September 2004. AES Gener S.A. has already bought US$20 million in negotiable obligations from Bank of America. As a result of the amortizations of the credits of Termoandes and Interandes, Bank of America has received an additional US$6.8 million, so its net exposure as of December 31st 2002 amounted to US$55.2 million.

Termoandes S.A. stamp tax complaint

On December 7th 2001, the Argentinean DGR (the Income Tax Revenue Service ) notified Termoandes about its decision to charge this subsidiary with Ar $11,580,562 corresponding to the stamp tax applicable to the agreement on fiduciary assignment in guarantee subscribed between Termoandes S.A. and Banco Francés Uruguay SA. on June 26th 1998 by which Banco Francés S.A., Banco Bilbao Vizcaya and Deutsche Bank N.Y. appear as beneficiaries (“the agreement”).

Such decision was based on the amount of Ar$967,160,000 corresponding to the addition of Ar$250,000,00 for the negotiable liabilities issued by Termoandes S.A., Ar $73,080,000 for the interest rate swap, Ar$62,500,000 for the bail granted by Termoandes S.A. so that Interandes S.A could finance the construction of the transmission line and Ar$98,000,000 for the bail granted by Termoandes S.A. so that Interandes S.A. could finance the construction of the transmission line and Ar$483,580,000 for the pledge of Termoandes S.A. shares.

Without prejudice of the stamp tax exemption that Termoandes S.A. posses through the provincial decree N°3928/97, the DGR considers that Termoandes is jointly liable with respect to the non-exempt party (Banco Francés Uruguay). Likewise, the DGR notified that an indictment would be carried out to consider the application of sanctions to Termoandes S.A (loss of the exemption granted from the beginning in case of non-compliance), because it did not present the agreement in alleged infringement to the provisions established in article 4th of the exemption decree.

Termoandes S.A has submitted two writs with the following defense arguments:

- The first writ: i) the inexistence of joint liability of Termoandes S.A; ii) the lack of onerousness of the agreement on fiduciary assignment in guarantee, as one of the key elements of the stamp tax and foreseen on article 9 of the federal co-partition law N°23,548; iii) the inexistence of effects in the province of the agreement.

- The second writ establishes the inadmissibility of sanctions based on the following arguments: I) the presentation of the agreement is not a condition imposed by the decree that granted the stamp tax exemption; ii) the loss of the exemption is not foreseen as a sanction for the non-compliance with the granting conditions of the benefit; iii) the subsidiary Termoandes S.A. defended itself arguing that the so-called theory of the ritual excess, understood as the irregular use of the foams in a way that is not appropriate for the purposes established; iv) Finally, the lack of proportionality between the alleged offence and the sanction.

On January 25th 2002, the resolution of the DGR N°03/02 was notified by which: a) it rejects the charges formulated by Termoandes; b) it ratifies the previous sentence for the Ar$11,589,142.48; c) it applies a sanction of two times the tax omitted, which amounts to Ar$11,605,920.

On February 8th 2002, Termoandes submitted a motion before the DGR against such resolution, by which it request: a) to declare the taxing jurisdiction of the province of Salta inapplicable with respect to the agreement; b) accept the offence of passive legitimize of Termoandes by virtue of the lack of jointly liability invoked by the DGR; c) in the event the agreement was considered to have effects on the Province, to consider as assessment the amount of the counter-services received by the Banco Francés Uruguay; d) in a subsidiary manner, exclude from the assessment the Ar$483,000,000 (corresponding to the pledge of shares made by the company ) and the Ar$73,080,000 (corresponding to the loan to pay the VAT); e) declare the inadmissibility of the sanction imposed to Termoandes.

On March 20th 2002, the DGR issued resolution N°123 by which it rejected the motion submitted by Termoandes S.A. against resolution 032/02 and it ratified such resolution and declare that Termoandes was debtor of the amounts indicated in articles second (with the accessories corresponding to the payment date ) and third of the aforementioned resolution.

On April 9th 2002, the company submitted an appeal to the Ministry of Finance of Salta by which it broaden its defense arguments. Such appeal was broaden on April 12th 2002, which enhances article 9th of the provincial law N° 7.085 on the inexistence of a joint liability over the agreements by which the stamp tax base is higher than Ar$1,000,000, and April 26th 2002 highlighting the stamp tax exemption with respect to the financing agreements and guarantees referred to contracts with a tax base higher than Ar$1,000,000 according to article 10 of such provincial law.

On May 6th 2002, Termoandes S.A. was notified of resolution N°71 dated April 2002 by which the Ministry of Finance rejected the appeal submitted by the company. On may 20th 2002, Termoandes filed a motion to the Ministry of Finance against such resolution. Since there was no resolution on such motion, on June 18th 2002 an appeal was submitted to the Governor of the Province of Salta, which is pending resolution.

Likewise, on June 12th 2002, a motion for unconstitutionality was submitted to the federal justice of Salta, as well as a motion asking the superior court to stop the process while the motion was resolved, based on the violation of several federal principles and norms.

On August 27th 2002, the Judge did not accept the precautionary motion requested. An appeal was submitted, resolution is pending.

On October 29th 2002, the Federal Appeal Court of Salta declared federal justice of Salta incompetent to continue to this process, since the original jurisdiction corresponds to the Supreme Court of the Nation.

On November 15th 2002, the process was submitted to the Supreme Court of the Nation and it is currently being analyzed by the General Attorney Office. According to the legal advisors of the company, the legal arguments used in its defense are enough to make the court reject the accusations filed by the province.

The Board of Directors of the subsidiary has decided to set up an accrual for Ar$3,500,000, equivalent to US$1,054,217 (ThCh$ 757,571) at December 31, 2002, which is included under the item “provisions” within current liabilities.

On January 31, 2003, the company reached an agreement with the DGR accepting the payment of A$4,200,000, amount that will be deducted from the long-term VAT receivable.

Potential default under the credit agreements

During 2002, as a consequence of a request from Interandes S.A. to make Deutsche Bank AG N.Y. to release certain funds existing in their account, which according to the contractual dispositions has to be released, Deutsche Bank refused to release the funds as in his opinion there were potential events of default under the terms and conditions of the financing contained in exhibit b of the Note Purchase agreement dated September 4th 1998 subscribed between Termoandes, Deutsche Bank and the Termoandes purchasers listed in schedule 1 of such agreement (terms and conditions).

The events of default mentioned by Deutsche Bank are as follows: i) non-compliance with section 5.1.16 of the Terms and Conditions as a result of the non-fulfillment from Interandes S.A. of section 5.1.4 of the terms and conditions of its refinancing related to the insurances requirements that Interandes must keep during the term of the referred financing credit; ii) non-compliance with section 5.1.4 of the Terms and Conditions with respect to the insurances requirements that Termoandes must keep during the term of the financing credit set by the Terms and Conditions (Deutsche Bank claims that Termoandes has not proved that each of the insurance policies contracted includes the endorsements required according to section 7.3.1.c of the Terms and Conditions and the text required according to section 7.3.1.e of the Terms and Conditions) and (iii) non-compliance with section 5.1.10 of the Terms and Conditions related to the effectiveness and the effect of the guarantees granted by Termoandes, because as a result of the suspension of the mortgage enforcement set forth in law 25.563, the mortgage granted by Termoandes over the Central Nueva Guemes to the creditor banks, could not be executed, affecting the rights of such creditors.

On June 19th 2002, the company requested to Deutsche Bank and the other creditor banks a waiver to the events of default aforementioned, with solid arguments. With respect to the non-compliance related to the insurance requirements, a letter from AON—insurance company—was attached which indicated: i) that some of the insurances required in the Terms and Conditions were not available in the international insurance market and ii) certain endorsements required in the Terms and Conditions were not valid under the Argentinean law.

With respect to the mortgage guarantee invalidity law 25.563 it was informed that it had been amended, and that the only right that would still be affected was the auction in the mortgage enforcement process, but only until August 14th 2002. However, on July 17th 2002, Deutsche Bank answered negatively to the waiver request on his behalf and on behalf the other creditor banks. The arguments on the insurances were merely formal and with respect to the restrictions to law 25.563, the Deutsch Bank indicated that they would consider a new waiver request after August 14th, when such restrictions were originally supposed to cease. The suspension was extended for 90 more days and therefore it was due to on November 12th 2002.

On November 19th 2002, the company and Interandes send a new letter to Deutsche Bank indicating the inexistence of events of default and requesting the release of the existing funds in the distribution account of Interandes.

On November 25th, the Deutsche Bank responded to such letter and rejected the request of the company indicating that according to them, the events of default related to the insurances requirements were still present. Likewise it informed that there were potential events of default related to the information obligation under the financing agreements and the absence of an adequate reserve to cover the stamp tax complaints of the Salta Province.

On December 23rd the companies send a new letter to the Deutsche Bank arguing the inexistence of such potential events of default mentioned in the letter dated November 25th 2002.

According to the Terms and Conditions, before and during an event of default, Deutsche Bank—as loan administrator—may execute all the legal and contractual rights its entitled to, including the following rights: i) acceleration of the outstanding payments under the negotiable liabilities of Termoandes and their contract annex in order to became immediately payables, previous two days notification notice; ii) take the possession of Central Nueva Guemes and do everything necessary for its operation and maintenance; iii) compensate against indebtedness any money existing in Termoandes accounts subject to guarantee of the negotiable obligations and iv) exercise any other right granted under other related contract.

Up to now, the creditors have not exercised any of the rights aforementioned listed . Since the events of default declared do not relate to payment defaults from Termoandes or contract breach from AES Gener S.A under the power purchase agreement or PPA, according to company legal advisors, there are reasons to believe that it would not be in the creditors interest to exercise such rights.

Likewise, according to clause 2.14 of Termoandes Trust Agreement subscribed between Termoandes, Deutsche Bank AG, New York branch and Banco Frances S.A. dated September 4th 1998 (the Trust Agreement), in case of an event of default. Deutsche Bank—acting as Termoandes depositary bank—may pay the Termoandes operating expenses according to the Termoandes collateral Agent instructions . On October 17th 2002, Deutsche Bank send a letter to the company informing that it would request instructions from the other creditor banks to decide whether or not they would exercise such right. Likewise, within the same letter request the opinion of Termoandes on the convenience to act in such way.

The Company sent to Deutsche Bank a response to that letter explaining the reasons why it should not be convenient to act in such way. The main argument for such response was the fact that Termoandes considers that the event of default will cease shortly.

It is important to mention that the financing scheme used to fund the construction of Central Nueva Guemes was based on a “project financing” and therefore several accounts were opened and the rights on those accounts were assigned to creditors as trust accounts. As a result when Termoandes receives the collection of its electric energy exports, such funds are deposited in an account, from which a cascade of funds is generated to different accounts, some of which are used to cover operating expenses of Termoandes, others to serve the debt and some others to guarantee the obligation of Termoandes under such financing. Once all these accounts reach the amounts required by the financing agreements, the surplus is deposited in a distribution account, and such funds are available to be used by Termoandes for any purpose, except if there is an event of default or potential event of default.

The company is currently working with their insurance advisors, to solve the insurance issue, and also in conversations with Deutsche Bank to achieve the modification of the financing terms with respect to insurances requirements that are against the Argentinean law.

According to the opinion of company legal advisors, legal and factual arguments used by Termoandes are solid enough to achieve that Deutsche Bank in a short term period, leaves without effect the events of default.

b)	Contingencies associated to the subsidiary Chivor in Colombia

Syndicated Credit with Bank of America

As part of the syndicated credit agreement with Bank of America NT & SA, Chivor S.A. E.S.P. signed a trust agreement with Lloyds Trust SA by which it assigned in trust the rights over the collection of the receivables portfolio originated by the company’s sales and the management of the funds collected. The purposes of this trust if to guarantee the payment of the obligations acquired by the company under the credit agreement.

By virtue of such agreement, the company has certain restrictions concerning the payment of dividends, related economic transactions and purchase or sale of certain assets.

In accordance with the provisions set forth in the First Amendment to the Credit Agreement subscribed with Bank of America, Chivor S.A. E.S.P. agreed to regularize the property deeds over the property where the La Esmeralda dam and facilities of the hydroelectric power plant Chivor are located. For this purpose, the properties were classified in two categories; the first,considered “necessary” for the plant’s operation with a total of 12 estates that are currently completely owned by Chivor. The other category, is called “other properties”, over which Chivor has and exercises possession rights and for which the company should make every effort to acquire it full ownership. In order to comply with its contractual obligations, Chivor presented 217 ownership claims to initiate the process so that it can judicially be declared full owner of such properties. As a result of procedural problems, 149 of the previously mentioned lawsuits must be submitted again, of which 24 received positive results and two are pending resolution. Currently, there are 66 processes in which favorable final sentences have been rendered and registered. It is important to mention that these processes do not have any effect on the financial statements of the company.

Refinancing of syndicated loan

On December 28th 2001, the Company sent to Bank of America N.A. a notice of default in accordance with sections 7.1 (f) (i) ; 7.1 (f) (vii) and 11.5 of the Credit Agreement.

On July 6th 2002, Chivor S.A. E.S.P. initiated a prepackaged voluntary process under Chapter 11th of U.S. law, in the Court of the Southern District of New York. The only and exclusive purpose of such process was to refinance the external debt agreement with the international bank syndicate.

The restructuring plan submitted to the court was approved by Judge Burton Lifland on August 13th, 2002and it became effective on August 27th, 2002 once all the predecedent conditions of the second amendment of the syndicated credit agreement were met.

The conditions of the refinanced credit included a term extension until 2006, Libor rate plus an incremental spread on each refinancing anniversary date and incentives to participate in the capital markets, among some others.

The structure of the guarantee is the same. The credit is guaranteed by the company’s assets, pledge over the offices, total pledge over all of Chivor S.A. E.S.P. shares and two mercantile trust agreements, administration and payment sources, which are administered by one local and one foreign trust entity.

In parallel with the execution of the Second Amendment and Waiver, also on August 27, 2002, a Support Agreement was entered into in connection with the Second Amendment and Waiver by which Energy Trade agreed to irrevocably and unconditionally provide funds to Chivor for payments of outstanding debt under the Second Amendment and Waiver, up to a maximum amount of US$50 million, if the outstanding amount of debt exceeds US$290 million on March 31, 2004, and US$225 million, on March 31, 2005. In the same Support Agreement, AES Gener agreed to irrevocably and unconditionally guarantee Energy Trade’s obligations.

Trials

In the civil court of Guateque, five extra-contractual civil liability lawsuits were filed against Chivor S.A. E.S.P for the construction of the tunnel of the deviation of rivers Negro and Rucio to the Quebrada Trabajos. The claim of the plaintiffs is Col$600,000,000 for the alleged damages caused in their properties.

As of December 31st 2002, an accrual of US$209,439 is still recorded in the company’s books.

Presumptive Income

Based on a concept from the division of doctrine of the DIAN, such entity has required Chivor to pay US$2,000,567 as presumptive income. As of December 31st 2002 the penalties and interests for that concept amounted to US$2,421,330 (ThCh$1,739,992). Chivor is objecting DIAN decision and, if necessary, it is prepared to take the issue to the administrative / contentious jurisdiction. Chivor has indicated—among other legal and factual aspects—that a previous concept issued by the Director of the DIAN in 1995 indicated that electricity generators were not subject to presumptive income and such concept should prevail over the one used by the DIAN for its decision.

Restrictions to dividend payments

Chivor S.A. E.S.P. could distribute dividends, as long as it is up to date with the obligations mentioned per credit agreement subscribed with the syndicate of banks led by the Bank of America NT & SA.

c) Contingences and Covenants on Sociedad Eléctrica Santiago S.A.

•	Deferred Customs Duties

The Company has decided to register in off-balance sheet accounts around 11% of the capital and interests related to the deferred customs rights originated from the capital goods imports related to the construction of Nueva Renca, based on the provisions set forth in Law N°18.634 that empowers the Customs National Service to write off the debt if the production associated to such goods is being exported. As of December 30th 2001 and 2002, deferred customs rights subject to the write off benefit indicated in Law N°18.634 amounted to ThCh$1,230,458 and ThCh$1,505,805 respectively.

•	Other Contingences

i) As of the date of the issuance of these financial statements, certain charges have been formulated by the SEC to all SIC generation companies, such as Sociedad Eléctrica Santiago S.A., which could eventual penalties sanctions result in. The company has presented the corresponding discharges to such entity, but no response has been received. The suit is at the early stages of discovery where no assessment of the ultimate outcome is possible.

ii) The Regional Commission of Environment of the Metropolitan Region imposed a penalty for UTM 350 (ThCh$ 10,286) for the eventual infringement of Resolution N°007/96 on Environmental Qualification. The company has presented a legal complaint in order to appeal such sanction and asked the judge to void it, since the infringement situation claim did not actually occurred. As up today no response to legal complaint has been issued.

•	Covenants

The company must quarterly meet the following financial indicators established in the bond issuance agreement filed in the Securities Registry under number 214 and calculated over the individual financial statements.

1.- Lien Free Assets higher than 125% of the un-secured current liabilities.

2.- Indebtedness lower than 1.75% times of equity amount plus interest.

3.- Minimum equity amount higher than UF 2 million (ThCh$ 33,488,240).

4. Essential assets which represent more than 40% of total assets may not be sold, in a single, or several transaction, without previous authorization of the bond holders.

d) Contingences and Obligations of Energía Verde S.A.

•	Sawdust Pile Agreement

Mutual supply agreement subscribed with Forestal Copihue S.A. in June 1994 by which care and protection obligations are set forth for the sawdust pile to be used at Constitución Station by Energía Verde S.A. Likewise, it is established that the sawdust pile is the property of Forestal Copihue S.A. and it is only deposited in favor of Energía Verde S.A, which implies that such sawdust pile is not an asset of the latter. Energía Verde S.A. uses the sawdust in its production of energy and has committed to maintain the sawdust pile and insure its value through this contract.

•	Deferred Customs Duties

As of December 31st 2002, there is a current liability for customs duties subject to deferred payment totaling ThCh$217,753 (ThCh$430,136 in 2001) originated by the import of capital goods for the construction of thermoelectrical power plants in Constitución, Laja, Nacimiento and San Francisco de Mostazal until such liability is offset through the write-off of the amortization installments during the seven years term, based on Law N°18.634 which empowers Customs National Service to write-off the debt. The company has process steam sale agreements subscribed with export companies, which according to such legal provisions it would allow to write-off such liabilities because of the direct supply to exporting customers.

•	Loan

As of December 31st 2002, the company has a syndicated loan with Banco de Crédito e Inversions and Banco Scotiabank. The power plants located in Laja, Constitución and San Francisco de Mostazal were pledged as collateral of such loan.

•	Third Party Guarantees

The company does not have third party guarantees and as of December 31st 2002, the parent company of Energía Verde S.A. (AES Gener S.A) pledged the shares of the company as collateral of the syndicated loan with Banco de Crédito e Inversiones and Scotiabank.

e) Contingences and Covenants on Norgener S.A.

The portion of the customs duties that the company expects to write-off using the benefit granted by Law N°18,634/87 to deferred customs duties is recorded in off-balance sheet accounts. As of December 31st 2002, these duties amounted to ThCh$1,889,102; they started to be written—off in June 1996.

f) As a result of the restrictions imposed by the CDEC-SING—for back up generation reasons, Termoandes combined cycle has limited its dispatch to a fraction of its generation capacity. The eventual release of these restrictions in the future would allow higher dispatch, but it could be limited by the over-offer of energy in the north. As a result of the latter, Termoandes, Interandes and the transmission facilities of the north of Chile that belong to AES Gener and are related to the energy imports from Argentina are negatively affected. The investments in Colombia—mainly Chivor—are affected by the financial instability of the country.

g) In December 1999, AES Gener S.A. filed a suit for breach of a capacity and energy purchase contract against Hidroeléctrica Guardia Vieja S.A. and Hidroeléctrica Aconcagua, which was accepted by the arbiter who condemned the defendant to the due compliance with such contract.

On December 14th 2001, the arbiter Mr. Cesar Parada pronounced sentence in which it accepted the suit submitted by AES Gener S.A. and it ordered the amendment to the energy and capacity purchase agreement subscribed between AES Gener and Hidroeléctrica Guardia Vieja and Hidroeléctrica Aconcagua S.A. on November 2nd 1993.

Such sentence, according to the amendments introduced to the agreement, ordered the re-liquidation of the invoices occurred between both parties from April 1998 until the definite compliance with the sentence in accordance with the rules established in the same sentence.

The claim of AES Gener S.A. was for ThCh$5,444,617; such amount updated as of December 31st 2002—including interests and indexations—amounted to ThCh$8,339,284.

HGV—HASA submitted two motions to the Appeal Court of Santiago. The first one was declared inadmissible and the second is under pending resolution.

Since the arbiter accepted the suit submitted by AES Gener S.A, the company accrued as revenue only a portion of the total amount claimed, crediting ThCh$2,940,374 to operating revenues of the second quarter of 2001, as a reversal of a contingent loss The company behaved conservatively, because a motion is still pending resolution, which according to the opinion of the company legal advisor is unlikely to prosper.

7)	CHANGE IN THE MONETARY REGIME AND DEVALUATION OF THE ARGENTINEAN CURRENCY

From the beginning of December 2001, the national authorities implemented several monetary and exchange control measures that included the restriction to the free availability of the funds deposited in banks and the impossibility to make transfers overseas, except for those linked to foreign trade. Then, the Government declared the default of the foreign debt and on January 6th 2002, the National Congress passed Law N°25,561 (public emergency and reform to the exchange regime) that meant a deep change in the current economic model in force and the amendment to the convertibility law in force since March 1991 and that empowers the Executive to approve additional monetary, financial and exchange measures to overcome the current economic crisis in the medium term.

Decree N°71/2002 from the Executive and Communication A3425 and its exhibits from the Central Bank (BCRA) established an “official” exchange market for exports and certain imports and financial obligations and a “free” exchange market for the other operations. The par value of the official market was established in 1.40 Pesos per Dollar and in the free market at the closing of the first re-opening day of the exchange market (January 11, 2002) that had been suspended from December 23rd 2001, fluctuated between 1.60 and 1.70 pesos per dollar, selling rate.

Afterwards, several norms were issued that introduced additional amendments to the new regulation in force, whose main aspects as of the date of the approval of these financial statements are summarized as follows:

a) The unification of the exchange market into a “free market” by which the foreign trade operations would be negotiated and, prior authorization of the BCRA, the financial operations.

b) The restrictions to the free availability of the funds deposited in the financial institutions;

c) The pesification of the deposits in dollars kept in the financial institutions of the country at the exchange rate of 1.40 pesos per dollar and all the obligations in such currency contracted in the country as of January 6, 2002 at the exchange rate of 1peso per dollar. Deposits and debts converted into peso will be indexed by a “reference stabilization ratio” (CER) to be published by the BCRA that will be applied from the publication date decree N°214/2002 plus a minimum interest rate for deposits and a maximum interest rate for the obligations with the financial system established by the BCRA;

d) Pesification of all the private contracts subscribed as of January 6, 2001 at 1 peso per dollar and its later indexation by the CER in the same terms indicated in paragraph c);

e) The pesification of the tariffs of the public services previously agreed in dollars and its later renegotiation case by case;

f) The prior authorization of the BCRA for 90 days from February 11, 2002 in order to make transfers overseas for financial loan services with certain exceptions established in regulations “A3471” and “13501” of the BCRA and for distribution of dividends, whatever payment method may be;

g) The collection of exports must be paid in the single market and exchange free, within particular terms;

h) The suspension of lay-offs without fair grounds during 180 days from January 6, 2002 and the penalization of paying twice as much the compensation foreseen in the labor legislation, if lay-off occurs;

i) Suspension for two years of the law on the intangibility of deposits.

j) The suspension for 180 days from February 3, 2002 of all judicial processes and precautionary and executory measures over the credits, debts, deposits or financial rescheduling affected by the new economic measures;

k) The declaration of productive and credit emergency until December 10, 2003 that includes, among other things:

1.	suspension of any type of financial obligation guarantees that allow the transfer of control of the bankrupt companies or their subsidiaries from February 14, 2002 to December 10, 2003.

2.	suspension for 180 days, from February 14, 2002, of i) all the judicial and extra-judicial executions, including mortgages and pledges, either for debtors in preventive bankruptcy or the rest of the debtors of mortgages and private sectors; (ii) bankruptcy request proceedings, which does not include the possibility to decree precautionary measures to protect the integrity of the debtor’s property and (iii) other precautionary measures, old or new, over the goods that are indispensable for the continuity of the activities related to the normal line of business of the debtor.

3.	extension of the maturity of the exclusivity period in all bankruptcy processes initiated before February 14, 2002 and governed by Law N°24,522 for a period no higher than 180 days from the due date foreseen or the date of the last extension granted.

As of the date of the approval of the present financial statements, the National Government is still analyzing complementary policies that should define, among other issues, how to pesify the loans guaranteed in dollars corresponding to the local phase of the public debt conversion and the instrumentation of the external private debt payment.

On the other hand and as a consequence of the structured exchanges, during the fiscal year there was an 118% increase in the wholesale domestic price index, according to the information provided by the Instituto Nacional de Estadísticas y Censos (National Institute on Statistics and Census)

In accordance with the emergency law, the loss resulting from the application of the new exchange rate over the assets and liabilities net position in foreign currency as of January 6, 2002 will be deductible in the profit tax at 20% annually during 5 fiscal years closed after the validity of the law.

As for the natural gas and firm transport supply agreements subscribed by Termoandes S.A., they were timely agreed in dollars and then pesified by virtue of letter d) above. Without detriment of that, both gas suppliers and the gas transport company have presented administrative complaints by which they intend to keep the price and tariffs in US dollars. Their argument is an extensive interpretation of Decree 689/02 and 1491/02 that established the dollarization of the gas and electricity export agreements. In both cases, Termoandes S.A. has rejected such position with the corresponding arguments.

8)	TAKE-OR-PAY CONTRACTS

To assure a long-term supply of natural gas through 2005, 2013 and 2022, the company and some of its subsidiaries have entered into take-or-pay contracts with natural gas suppliers and transportation, that require the payment of certain minimum amounts of gas whether it is consumed or not. The minimum payments required to be made, whether or not the Company and its subsidiaries are able to take delivery of the gas, are as follow:

	ThUS$	ThUS$
2003	49,644	35,675,393
2004	49,791	35,780,311
2005	49,791	35,780,311
2006	49,791	35,780,311
2007	49,791	35,780,311
Later year	440,281	316,389,611

Total	689,089	495,186,248

26.	FOREIGN CURRENCY

A summary of the assets and liabilities in foreign currency is as follows:

Assets

	Currency	December 31,
		2001	2002
		ThCh$	ThCh$
Current Assets
Cash	US$	36,737,503	1,696,351
Cash	Other currency	2,292,636	2,251,036
Time deposits	US$	17,133,889	22,538,232
Marketable securities	US$	476,448	11,023
Marketable securities	Other currency	1,262	250,524
Trade account receivable	US$	102,531	3,637,598
Trade account receivable	Other currency	31,620,970	30,013,013
Miscellaneous accounts receivable	US$	4,422,015	589,306
Miscellaneous accounts receivable	Other currency	66	—
Accounts and notes receivable from related companies	US$	2,347,135	(20,611,646)
Accounts and notes receivable from related companies	Other currency	1,190	650
Inventories	US$	19,881,667	14,636,043
Inventories	Other currency	2,123,914	788,178
Recoverable taxes	US$	6,595	6,403
Recoverable taxes	Other currency	(9,951)	4,331,558
Prepayments	US$	3,199,681	5,029,320
Prepayments	Other currency	1,081,471	1,588,608
Other currents assets	US$	24,296,737	8,133,829
Other currents assets	Other currency	27,211	—
Land	US$	2,219,280	2,364,646
Constructions and infraestructure	US$	411,524,030	438,507,640
Machinery and equipment	US$	255,026,847	273,355,212
Machinery and equipment	Other currency	78,266	94,826
Others fixed assets	US$	2,849,530	3,036,431
Others fixed assets	Other currency	237	—
Depreciation	US$	(50,935,434)	(72,574,144)
Depreciation	Other currency	(29,793)	—
Investments in related companies	US$	81,945,666	89,151,395
Investments in related companies	Other currency	1,944,217	234
Goodwill	US$	5,723,557	5,499,291
Goodwill	Other currency	—	—
Negative goodwill	US$	—	—
Negative goodwill	Other currency	—	—
Long-term receivable	US$	9,416,453	6,545,397
Long-term receivable	Other currency	—	—
Accounts and notes receivable from related companies	US$	178,174,390	220,162,603
Other assets	US$	26,447,330	33,010,332
Other assets	Other currency	32,014,972	19,040,701

Total assets		1,102,142,518	1,093,084,590

CURRENT LIABILITIES

		Less than 90 days				More than 90 days and less than 1 year
		December 31, 2001		December 31, 2002		December 31, 2001		December 31, 2002
	Currency	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate
Short-term bank liabilities	US$	27,091,582	—	—	—	—	—	12,268,928	—
Short-term bank liabilities	Other currency	—	—	—	—	—	—	—	—
Short-term portion of long-term bank liabilities	US$	890,876	—	128,096	—	—	—	—	—
Short-term portion of long-term bank liabilities	Other currency	230,524,760	—	16,385,976	—	—	—	—	—
Bonds payable	US$	10,473,705	—	11,159,453	—	642,350	—	684,425	—
Bonds payable	Other currency	—		—	—	14,299,682	—	28,952,797	—
Short-term portion of long-term liabilities	US$	8,944,910	—	5,835,389	—	1,013,326	—	4,054,098	—
Short-term portion of long-term liabilities	Other currency (1)	348,627	—	348,290	—	60,904	—	3,996,045	—
Dividends payable	US$	602	—	470	—	—	—	—	—
Dividends payable	Other currency	—	—	—	—	—	—	—	—
Accounts payable	US$	8,888,188	—	7,778,855	—	3,256,978	—	7,164,259	—
Accounts payable	Other currency	5,015,312	—	2,558,705	—	—	—	—	—
Trade accounts and notes payable	US$	2,382,508	3,66%	—	—	1,759,295	—	—	—
Trade accounts and notes payable	Other currency	—	—	—	—	—	—	—	—
Sundry accounts receivables	US$	1,778,524	—	578	—	—	—	—	—
Sundry accounts receivables	Other currency	—	—	—	—	—	—	—	—
Accounts and notes payable to related companies	US$	1,548,536	—	174,781	—	—	—	—	—
Accounts and notes payable to related companies	Other currency	181,286	—	—	—	—	—	—	—
Provision	US$	—	—	—	—	—	—	—	—
Provision	Other currency	1,680,614	—	1,383,294	—	—	—	691,503	—
Withholding taxes	US$	213,794	—	987,801	—	—	—	—	—
Withholding taxes	Other currency	189,350	—	55,032	—	—	—	—	—
Income taxes	US$	—	—	—	—	—	—	—	—
Income taxes	Other currency	—	—	229,428	—	—	—	—	—
Unearned income	US$	—	—	—	—	—	—	—	—
Unearned income	Other currency	—	—	361,898	—	—	—

Totals current liabilities		300,153,174		47,388,046		21,032,535		57,812,055

Long Term Liabilities

		From 1 to 3 years		From3 to 5 years		From 5 to 10 years		More than 10 years
2001	Currency	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate
Short—term bank liabilities	US$	32,770,113	5.25%	14,163,095	—	—	—	—	—
Bonds	US$	380,826,677	6.00%	243,168,756	7.25%	30,162,361	8.00%	—	—
Bonds	Other currency	—	—	—	—	—	—	—	—
Long-term notes payable	US$	8,748,687	6.13%	701,376	6.50%	—	—	—	—
Long term notes payable	Other currency	9,210	—	—	—	—	—	—	—
Provisions	Other currency	2,039,032	—	2,334,073	—	—	—	—	—
Deferred tax	Other currency	83,312	—	—	—	—	—	—	—
Other long term liabilities	US$	23,082,463	10.43%	13,626,837	10.22%	3,256,977	8.17%	—	—

Total long term liabilities		447,559,494		273,994,137		33,419,338		—

		From 1 to 3 years		From3 to 5 years		From 5 to 10 years		More than 10 years
2002	Currency	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest Rate	Amount ThCh$	Currency	Amount ThCh$	Average interest rate
Bank liabilities	US$	227,845,177	3.29%	8,982,611	3.29%	—	—	—	—
Bank liabilities	Other currency	745,710	—	—	—	—	—	—	—
Bonds	US$	441,046,097	6.07%	197,292,579	8.00%	16,528,030	8.00%	—	—
Bonds	Other currency	—	—	—	—	—	—	—	—
Long term notes payables	US$	2,459,073	—	—	—	—	—	—	—
Long term notes payables	Other currency	—	—	—	—	—	—	—	—
Provisions	US$	3,291,137	—	—	—	—	—	—	—
Provisions	Other currency	449,463	—	—	—	—	—	—	—
Deferred tax	Other currency	615,871	—	—	—	—	—	—	—
Other long term liabilities	US$	17,136,685	10.39%	10,458,281	9.64%	—	—	—	—

Total long term liabilities		693,589,213		216,773,471		16,528,030		—	—

27.	OPERATING REVENUE

Operating revenue is generated primarily from the sale of electrical energy and capacity on the domestic market, and is detailed as follows:

Customers	2000 ThCh$	2001 ThCh$	2002 ThCh$
Sales to Chilectra S.A.	51,388,699	81,466,797	83,349,637

Sales to Chilquinta S.A	25,072,389	33,584,813	35,566,668

Sales to Minera Escondida	37,466,484	53,479,873	54,046,334

Sales to CDEC	13,270,990	4,793,051	27,276,305

Sales to Interconexión Eléctrica S.A. ISA (Colombia)	39,065,223	25,269,944	27,856,666

Sales to Colombian customers	26,522,100	34,961,252	46,028,085

ACG Frequency regulation service	—	10,755,646	6,922,188

Sales to Argentine Energy Market	85,220,032	—	—

Sales to contracted Argentine customers	87,587,835	—	—

Sales to other customers	50,522,426	69,965,042	52,977,923

Sales of fuel, technical advice and others	52,857,756	43,143,172	36,527,193

Total	468,973,934	357,419,590	370,550,999

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

Operating revenue includes energy, capacity, transmission and other services supplied and not billed amounting to ThCh$36,855,459 in 2000, ThCh$30,180,059 in 2001 and ThCh$22,789,571 in 2002. These amounts are included in Trade accounts receivable at December 31st, of each year.

Sales of energy and capacity to other customers are related to Hidroeléctrica Guardia Vieja S.A., Pilmaiquén S.A., Compañía Minera Disputada Las Condes S.A., Cemento Polpaico S.A., and others.

The companies that sold electricity in the Argentinean Market and contracted Argentine customers (Central Puerto and Hidroneuquén) were sold in 2001.

28.	OPERATING EXPENSES

These items are detailed as follows:

	Year ended December 31,
	2000 ThCh$	2001 ThCh$	2002 ThCh$
Variable costs

Purchases of energy	73,240,769	67,538,660	61,663,387
Purchases of capacity	13,619,251	17,728,765	15,303,370
Use of transmission system	12,033,311	14,586,348	12,516,704
Fuel consumption	131,764,679	51,718,454	42,631,256
Costs of fuel sales	29,175,402	25,791,342	19,817,085
Costs of technical consultants and others	15,994,888	14,471,913	11,434,114

Total variable costs	275,828,300	191,835,482	163,365,916

Fixed Costs
Energy production	26,085,551	16,750,025	18,833,096
Depreciation	56,583,287	46,461,845	49,569,504

Total fixed costs	82,668,838	63,211,870	68,402,600

Total Operating costs	358,497,138	255,047,352	231,768,516
Total administration and sales costs	27,785,851	30,023,703	20,911,481

Total	386,282,989	285,071,055	252,679,997

Administration and sales costs

	Year ended December 31,
	2000 ThCh$	2001 ThCh$	2002 ThCh$
Salaries and employee benefits	12,471,039	6,213,885	4,948,484
Staff Severance indemnities	869,820	7,846,837	359,925
Depreciation	71,912	24,454	5,290
External services	6,252,971	10,401,440	8,674,281
Insurance	877,866	902,111	2,506,047
Other	7,242,243	4,634,976	4,417,454

Total	27,785,851	30,023,703	20,911,481

29.	NON-OPERATING INCOME AND EXPENSES

The detail of non-operating income and expenses is as follows:

	Year ended December 31,
	2000 ThCh$	2001 ThCh$	2002 ThCh$
Financial Income	—	—	—
Interest on notes receivable	5,142,950	11,364,549	31,771,225
Other financial income	8,161,662	6,063,291	4,184,398

	13,304,612	17,427,840	35,955,623

Gain On Investments In Related Companies	—	—	—
Equity share in net income of related companies (1)	8,893,267	8,456,816	1,781,306
Equity share in net loss of related companies (1)	(8,006,282)	(7,894,493)	(2,162,555)
Amortization of goodwill	(910,199)	(1,133,621)	(985,210)
Amortization of negative goodwill	3,270,861	2,187,470	—

	3,247,647	1,616,172	(1,366,459)

Other non-operating income
Gain on sale of investments	17,975,722	71,698,908
Gain on sale of property, plant and equipment and others	2,219,232	—	2,410,760
Other income	20,271,452	7,231,372	4,323,763

Other non-operating income (2)	40,466,406	78,930,280	6,734,523

Total non-operating income	57,018,665	97,974,292	41,323,687

Financial expenses
Interest on bank loans	(35,735.693)	(22,610,437)	(19,827,648)
Interest on bonds	(39,535,993)	(45,440,419)	(47,487,481)
Miscellaneous interest and commissions	(6,085,876)	(5,512,938)	(5,399,666)

	(81,357,562)	(73,563,794)	(72,714,795)

Other non-operating expenses (3)	(44,325,488)	(64,764,693)	(29,858,808)

Total non-operating expenses	(125,683,050)	(138,328,487)	(102,573,603)

(1)	These amounts include the amortization of prior years unrealized results of the following companies:

	Year ended December 31,
	2000 ThCh$	2001 ThCh$	2002 ThCh$
Empresa Eléctrica Guacolda S.A.	51,422	87,168	58,518
Puerto Ventana S.A.	—	(333,140)	—
Petróleos, Asfaltos y Combustibles S.A.	—	22,042	—

	51,422	(223,930)	58,518

	Year ended December 31,
	2000 ThCh$	2001 ThCh$	2002 ThCh$
(2) OTHER NON-OPERATING INCOME

Gain on the sale of participation in Central Puerto S.A.	—	61,484,602	—
Gain on sale of fixed assets	2,219,232	—	—
Gain on the sale of Puerto Ventanas S.A.	—	10,214,306	—
Penalties received by Central Puerto S.A. for the late delivery of the combined cycle plant	9,518,328	—	—
Gain on the sale of the participation in Agua Negra	4,320,413	—	—
Reversal of provision in SIGEN S.A. investment	—	621,767	—
Reimbursement from insurance company to subsidiary	—	—	498,538
TGN advance interest	—	25,249	111,527
Interest for client’s default	—	21,603	139,605
Gain on the sale of Metrogas S.A.	7,229,841	—	—
Gain on the sale of Mega	6,425,468	—	—
Gain on Forwards settlement	—	4,564,838	1,111,884
Gain on the sale of Laguna Los Capones by Oilgener	1,820,202	—	—
Central Puerto’s sale of fuel, oil and gasoline	1,987,313	—	—
Sale land and buildings Club de Campo Maipú	—	—	1,198,538
Sale buildings Miraflores #222 floor 4th to al 7th	—	—	1,212,222
Other	6,945,610	1,997,915	2,462,209

Totals other non-operating income	40,466,407	78,930,280	6,734,523

(3) OTHER NON-OPERANTING EXPENSES

Loss from sales and write-offs of property, plant and equipment	1,028,380	684,152	1,342,450
Cost of sales of land and buildings	—	—	3,706,744
Amortization of intangible assets	2,097,187	7,465,218	255,088
Amortization of bond issue discount and expenses	3,274,548	5,536,559	2,847,897
Taxes on interest payments	3,801,756	625,613	674,574
Bond conversion provisions	2,841,766	3,696,375	4,004,309
Loss on purchase rights	505,398	111,130	—
Customs and duty rebates	775,685	1,135,821	296,387
Provision against SSP-Morgan Stanley contract	13,014,440	—	—
Loss on sale of investment in Agencias Universales S.A.	—	1,838,903	—
Post-retirement pension plan	1,003,128	959,492	764,566
Allowance for doubtful accounts	2,523,782	—	—
Loss on sale of investment in Hidroneuquén S.A.	—	18,939,042	—
Loss on sale of investment CCNI	—	6,858,874	—
Loss on forward	—	—	1,752,179
Loss on sale of investment in Ecogener and Explotaciones Sanitarias S.A.	—	—	1,451,253
Provision for loss on sale of Carbones del Cesar Ltd.	—	—	1,372,233
Loss on sale of data base of Oilgener Inc. and Fell-Block (1)	—	8,326,855	4,616,041
Research and development expenses	—	—	81,616
Provision Río Maipo security	—	—	131,250
Write-off of interest receivable from a former subsidiary	—	—	1,572,904
Other non-operating expenses of subsidiaries	13,459,418	8,586,659	4,989,317

Total other non-operating expenses	44,325,488	64,764,693	29,858,808

(1)	The loss recorded in 2002 relates to capital contributions to Fell-Block made in that year.

30.	MINORITY INTEREST

As described in Note 1(a), AES Gener S.A. consolidates its financial statements with those of its subsidiaries in which other companies have a minority interest.

Amounts recorded related to minority shareholders as of December 31, 2000, 2001 and 2002 and for the years then ended are as follows:

	Minority interest
	Percentage minority Interest As of December 31,			Participation in equity December 31,		Participation in net income (loss) for the year ended December 31,
	2000%	2001%	2002%	2001 ThCh$	2002 ThCh$	2000 ThCh$	2001 ThCh$	2002 ThCh$
Subsidiary
Norgener S.A.	0.01	0.01	0.01	11	12	—	—	(1)
Energía Verde S.A.	0.02	0.01	0.01	12	13	(174)	(2)	(1)
Agencia Marítima Aconcagua S.A.	1.11	—	—	—	—	(44)	—	—
Chivor S.A. E.S.P. (Colombia)	0.02	0.02	0.02	42,181	46,087	(988)	304	(1,144)
Sociedad Eléctrica Santiago S.A.	25.00	10.00	10.00	6,495,015	5,595,087	(1,030,545)	(466,483)	(732,116)
Servicios de Asistencia Técnica S.A.	0.10	0.10	0.10	(1,307)	(56)	(168)	1,476	(1,251)
New Caribbean Investments S.A. (República Dominicana)	49.99	49.99	49.99	1,189,832	1,105,468	(1,363,890)	(1,166,327)	(1,083,210)
Petróleos, Asfaltos y Combustibles S.A	2.10	2.10	2.10	74,673	80,871	(40,094)	(3,450)	(6,198)
Inversiones Termoenergía de Chile Ltda..	—	0.01	0.01	233	1,267	—	(5)	515
Puerto Ventanas S.A.	30.13	—	—	—	—	(1,490,381)	—	—
Explotaciones Sanitarias S.A.	49.00	—	—	—	—	(167,184)	—	—
Ecogener S.A.	49.00	—	—	—	—	(32,276)	—	—
Oilgener Argentina Ltda. (Bermuda)	—	—	—	—	—	(8)	—	—
Central Puerto S.A. (Argentina)	36.06	—	—	—	—	(758,908)	—	—

Total				7,800,650	6,828,749	(4,884,660)	(1,634,487)	(1,823,406)

31.	ENVIRONMENT COSTS

In connection with the environment the Company incurred in the following costs during 2001 and 2002.

	2001 ThCh$	2002 ThCh$
Air quality measuring station	29,988	46,828
Noise measuring	3,882	20,650
ISO 14001	21,665	15,408
Ashes	45,479	16,408
Gas emanation measuring	94,642	47,808
Maritime evaluation	10,508	10,114
Electrostatic Precipitators	32,850	4,222
Waste water System	13,175	7,046
Road improvements	—	4,354
Others	4,399	7,823

Total	256,588	180,661

All costs that represent acquisitions, construction or improvements to property, plant and equipment have been capitalized.

On November 29, 2002 Sociedad Eléctrica Santiago S.A. obtained the ISO 14.001 certification.

32.	CASH FLOW STATEMENTS

As of December 31, 2001, the cash flows of the following companies were not included in the cash flows statement:

Oilgener Inc., Explotaciones Sanitarias S.A., Ecogener S.A. and Oilgener Argentina Ltd. Bermuda, which were authorized by the S.V.S for not consolidating with the financial statements of AES. Gener S.A. Of these four companies, only Oilgener Inc. has not yet been sold at December 31, 2002; however, based on the S.V.S. authorization referred to above, its cash flows were not included in the cash flows statement for the year ended December 31, 2002.

Additionally, the consolidated cash flows statements of Central Puerto S.A. and Puerto Ventanas S.A. are not included in the cash flows statement for the year ended December 31, 2001because those companies were sold before that date.

For the year ended December 31, 2000, the beginning balance of cash equivalents include ThCh$7,596,626 that correspond to the balances as a January 1, 2000 of cash and cash equivalents related to Petróleos, Asfaltos y Combustibles S.A., Pacsa Agencia de Naves. PACSA Naviera S.A., Termoandes S.A. and Interandes S.A. These amounts were not included in the ending balance of cash and cash equivalents as of the previous year end because on that date, these companies were accounted for as equity-method investments or they were in development stage and, therefore, were not included in the December 31, 1999 consolidation.

33.	INSURANCE CONTRACTS

a)	AES Gener S.A.

As of December 31, 2002, AES Gener S.A. had all insurance risk in place for its generation facilities which covers property damage, machine breakdown and business interruption. In addition, AES Gener S.A. holds public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. The current insurance policies are effective until November 2003.

b)	Norgener S.A.

As of December 31, 2002, Norgener S.A. had all insurance risk in place for its generation facilities which covers property damage, machine breakdown and business interruption. In addition, Norgener S.A. holds public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. The current insurance policies are effective until November 2003.

c)	Energía Verde S.A.

As of December 31, 2002, Energía Verde S.A. had all insurance risk in place for its generation facilities which covers property damage, machine breakdown and business interruption. In addition, Energía Verde S.A. holds public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. The current insurance policies are effective until November 2003.

d)	Sociedad Eléctrica Santiago S.A.

As of December 31, 2002, Sociedad Eléctrica Santiago S.A. had all insurance risk in place for its generation facilities which covers property damage, machine breakdown and business interruption. In addition, Sociedad Eléctrica Santiago S.A. holds public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. The current insurance policies are effective until November 2003.

e)	Chivor S.A. E.S.P.

As of December 31, 2002, Chivor S.A. E.S.P. had all insurance risk in place for its generation facilities which covers property damage, machine breakdown and business interruption and also includes coverage for sabotage and terrorism. In addition, Chivor S.A. E.S.P. holds general and employer’s liability insurance policies. The current insurance policies are effective until October 31, 2003.

f)	Oilgener

Oilgener Argentina Ltd. had a public liability insurance policy in place throughout 2002. Additionally, Oilgener Argentina Ltd. had all insurance risk policies for its operations until April 30, 2002.

g)	Interandes S. A.

As of December 31, 2002, Interandes S.A. had in place directors’, and officers’ and public liability insurance policies with expiration dates until June 15, 2003 and November 29, 2003, respectively.

h)	Termoandes S.A

During 2002, Termoandes S.A. maintained all insurance risk to cover property damage, machine breakdown and business interruption. The expiration date of this policy is November 1, 2003. As of December 31, 2002, Termoandes S.A. had in place directors’, officers’ and public liability insurance policies with expiration dates until June 15, 2003 and November 29, 2003, respectively.

34.	SUBSIDIARIES IN DEVELOPMENT STAGE

In accordance with the official Circular N° 981 of the SVS issued on December 28, 1990, AES Gener S.A. does not consolidated the subsidiaries Nacional Naviera Ventanas S.A., Compañía de Carbones del Cesar Ltda. and Energía do Sul Ltda., as they are in their development stage.

Energía do Sul Ltda. and Naviera Ventanas S.A. were sold during 2001.

The subsidiary Petróleos, Asfaltos y Combustibles S.A. began its operations in May 2000 thereby ending its development stage. The subsidiaries Interandes S.A. and Termonades S.A. began their operations in May 2000 thereby ending their development stage.

As of December 31, 2002 and 2001, the condensed balance sheets of development stage investments is as follows:

Foreign subsidiaries

Cía. Carbones Del Cesar Ltda. 2001 ThCh$
Assets
Current assets	60,867
Property, plant and equipment	261,272
Other non-current assets	3,330,056

Total assets	3,652,195

Liabilities
Current liabilities	17,251
Long-term liabilities	0
Shareholders’ equity	3,634,944

Total liabilities and shareholders’ equity	3,652,195

35.	SUBSEQUENT EVENTS

No significant events have occurred from December 31st 2002 until the elaboration date of these financial statements, that could significantly affect them

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

The inclusion of price-level adjustments in the accompanying financial statements is not in agreement with U.S. GAAP, because the cumulative inflation rate for the last three years does not exceed 100%. However, as permitted by paragraph (c)(2)(IV) of Item 17 of Form 20-F, the effect of price-level changes has not been eliminated in the reconciliation to U.S. GAAP included under paragraph (v) below.

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

Temporary differences are defined as any difference between the financial reporting basis and the tax basis of an asset and liability that at some future date will reverse, thereby resulting in taxable income or expense. Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled. A deferred tax liability or asset represents the amount of taxes payable or refundable in future years as a result of temporary differences at the end of the current year. The effects of recording deferred income taxes and the reversal of the defer tax adjustments of Companies that were sold in 2001 are included under paragraph (v) below. The net effect of the 2001 adjustment is summarized as follows:

ThCh$
Reversal of net deferred tax liabilities recorded for US GAAP and not for Chilean GAAP, of companies that were sold in 2001:
Hidroneuquén	20,272,113
Central Puerto	14,873,561
Puerto Ventanas S.A.	1,930,669
Reversal of the amortization of the contra asset or liability accounts, recorded as of January 1, 2000	(8,747,433)

Total	28,328,910

The effect in 2002 corresponds to the reversal of the amortization of the contra asset or liability accounts, recorded as of January 1, 2000.

c)	Intangibles:

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

Under Chilean GAAP, in the year 2000 intangibles include a seismic database owned by Oilgener Inc. consisting of well data related to properties in Chile and Argentina. Under US GAAP, such an intangible asset should have not been recorded because it does not meet the definition of an intangible asset. Consequently, the database should have not been recognized as an asset and the costs should have been taken to the income statement when the database was set up in 1999. The effect of this matter has been included in paragraph (v) below as a restatement of opening January 1, 2001 shareholders’ equity.

As indicated in Notes 9 (o) and 29, in 2001 a provision was made in order to cover the contingent loss that the Company expected would be generated in the sale of Oilgener Inc. Such loss was equivalent to 100% of the net book value of this investment (as well as of other investments that were in the process of being sold at December 31, 2001). The seismic data base referred to in the preceding paragraph was the main asset of Oilgener Inc. and at December 31, 2001 represented a 96.9% of the net book value of this investment. This seismic data base was sold in 2002. As in US GAAP this seismic base should have been charged to income in 1999, the provision for the loss to be incurred in the sale of Oilgener Inc. that was made in Chilean GAAP in 2001 was reversed under paragraph (v) below.

d)	Staff severance indemnities:

Pursuant to agreements between the Company and its employees, the Company has committed to provide a lump sum payment to each employee with more than five years of service, at the end of his or her employment, based upon total years of service. Under Chilean GAAP, the financial statements include a liability which is the discounted value, using a 8% rate, of the amount calculated using total expected service and current salary levels of all employees covered by such agreements with more than five years of service. Until December 31, 2001, the Company used a discount rate of 10%; the additional liability originated by the reduction in the discount rate to 8% was debited to deferred charges in accordance with Chilean GAAP.

Under U.S. GAAP, this arrangement is considered to be a pension plan, and the liability would be measured by projecting future expected severance payments using an assumed salary progression rate and discounting the resulting amounts to their present value.

In practice, the Company believes that the salary progression rate will not differ significantly from the general inflation rate. The application of U.S. GAAP would not have produced results materially different from the acceptable method under Chilean GAAP. As a result, the effects of these differences have not been included in paragraph (v) below. However, the effect of reducing the discount rate to 8% should be charged to income in accordance with U.S. GAAP. This effect has been included in paragraph (v) below.

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

Under Chilean GAAP, the Company generally records goodwill or negative goodwill for the differences between the cost of an equity investment and the amount of the underlying equity in the carrying value of the investee’s net assets. Circular Nº1358, dated December 3, 1997, issued by the SVS, extended the maximum amortization period of both goodwill and negative goodwill to 20 years from the previous 10 and 5 years, respectively. As a result, beginning in 1998 the Company has increased the amortization period of such amounts to 20 years under Chilean GAAP. All investments that had originated negative goodwill were sold in 2001. Under U.S. GAAP, a difference between the cost of an investment and the amount of underlying equity in net assets was allocated to the fair value of the underlying assets and liabilities. Any excess of the cost of the investment over such fair value is treated as goodwill and until December 31, 2001 was being amortized in a period not in excess of 40 years. Any excess in fair value over cost was allocated to reduce proportionately the values assigned to non-current assets in determining their fair values. If the allocation reduced the non-current assets to zero, the remainder of the excess was recorded as a contra-asset account called negative goodwill. In the opinion of the Company, the book value of the net assets acquired did not materially differ from their fair values. In accordance with BT No. 64, goodwill and negative goodwill related to investments made in foreign countries determined to be unstable are controlled and measured in U.S. dollars. The effects of the different amortization periods as well as the reversal of accumulated difference in negative goodwill, due to the sale of the investments that originated such negative goodwill, are included under paragraph (v) below.

As indicated in Note 36 II (o), the U.S. Financial Accounting Standards Board (FASB) issued statement of Financial Accounting Standards (“SFAS”) N°141, “Business Combinations” and SFAS N°142, “Goodwill and Other Intangible Assets”, which modify the accounting treatment referred to above. In accordance with the new accounting pronouncement, from January 1, 2002 the Company is no longer amortizing for US GAAP the goodwill generated in prior yeas. Also in accordance with this pronouncement, the goodwill generated from transactions consummated after July 1, 2001 would not be amortized. In addition any excess in the fair value cost, after reducing to zero the book value of all the acquired assets except financial assets other than investments accounted for by equity method, assets to be disposed of by sale, deferred tax assets, prepaid assets relating to pension or other past retirement benefits plans and any other current assets, shall be recognized as extraordinary gain. The reversal of the amortization of the goodwill generated in Chilean GAAP in the acquisition of an additional interest in Sociedad Eléctrica Santiago, made in the second semester of 2001, and of the amortization of goodwill recorded in 2002, as well as the reversal of the accumulated difference in goodwill of the companies that were sold in 2002, have been included under paragraph (v) below.

Push-down accounting has not been applied, from the purchase of Gener S.A by the AES Corporation, due to the fact that the Company has a significant amount of publicly traded debt.

h)	Investments in related companies (difference between cost and equity method):

As shown in Note 9, the Company has a series of investments that represent an interest of less than 20% in the particular company (Gasoducto Gasandes Chile S.A., Gasoducto Gasandes Argentina S.A. and CDEC SIC Ltda.). Under Chilean GAAP, these have been accounted for under the equity method, because it is presumed that an investor whose investment in voting stocks is more than 10% gives it the ability to exercise significant influence over an investee. Under U.S. GAAP, these investments would generally be accounted for at cost less any non - temporary impairment in value, except those for which the Company has the ability to exercise significant influence, which is presumed if the investor has an investment of 20% of more of the voting stock. The effects of this difference are included in paragraph (v) below.

i)	Accounting for foreign exchange contracts not effective as hedges:

As of December 31, 1993, the Company held foreign exchange contracts to transfer its Yen-denominated construction commitments to U.S. dollars. Under Chilean GAAP, the Company accounted for foreign exchange contracts not effective as hedges, which on a U.S. GAAP basis are defined as being speculative in nature, on a lower of cost or market basis. Such contracts, under U.S. GAAP, must be reflected at market value. During 1994, such contracts were settled, resulting in a loss that has been deferred and amortized over the period that the above construction costs were being depreciated. The adjustments made in 2000, 2001 and 2002 reflect the reversal of such amortization for U.S. GAAP purposes. The effects of the above differences are included under paragraph (v) below.

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

In the opinion of the Company, the Chilean GAAP procedures described above are part of the comprehensive basis of preparation of price-level adjusted financial statements required by Chilean GAAP. Accordingly, as permitted by paragraph (c)(2)(IV) of item 17 of form 20-F, the effect as price-level changes has not been eliminated in the reconciliation to U.S. GAAP.

k)	Effect of U.S. GAAP adjustments in related Companies accounted for under the equity method:

The principal U.S. GAAP adjustments affecting the Company’s equity investees are:

i)	Capitalization of interest cost that are not capitalized under Chilean GAAP.

ii)	Accounting for deferred tax assets and liabilities.

iii)	The deferred tax effects of the U.S. GAAP adjustments.

iv)	Accounting for forward exchange contracts.

v)	Reversal of a provision for maintenance of fixed assets.

The effect of these differences is included under paragraph (v) below.

l)	Complementary pension plan and Post-retirement benefits:

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

In addition, until December 31, 2001, the present value of this liability was determined using a discount rate of 10%. Such rate was reduced to 8% at December 31, 2002 and under Chilean GAAP the corresponding additional liability was debited to deferred charges. Under US GAAP, the effect of the change in the discount rate should be charged to income, adjustment that has been included in paragraph (v) below.

On the other hand, an early voluntary retirement plan was established in 2002 by the subsidiary Chivor, which was taken by 14 employees. The additional minimum liability that excluded unrecognized prior service costs was charged to income under Chilean GAAP. This charge was reversed against other comprehensive income under US GAAP (see paragraph V bellow).

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

p)	Recognition of a loss from an analysis of the Impairment of Long- Lived Assets:

On March 2, 2001 the Company entered into an agreement with TotalFinaElf to sell four Argentine electric related investments, of which three would be sold below their carrying value, and the other one in an amount greater than its carrying value. Notwithstanding the fact that the agreement was signed after December 31, 2000, a provision was accrued at such date for U.S. GAAP in order to recognize the net loss that the agreement would generate if TotalFinalElf exercised the purchase option on all the companies envisaged in such agreement, since negotiations had started in 2000. SFAS 121 refers to APB Opinion No. 30. Reporting of Results of Operations-Reporting the Effects of Disposal of a Segment of a Business and states that assets to be disposed of should be measured at the lower of carrying amount or net realizable value. All long lived assets to be disposed of that are not covered by APB opinion N°30 should be reported at the lower of carrying amount or fair value less cost to sell, in accordance with SFAS 121. In November 2001, TotalFinaElf purchased two of the AES Gener Argentine electric related investments, but did not exercise its purchase option regarding Termoandes and Interandes and as indicated in Note 9(o), their selling process was cancelled. For this reason, in accordance with SFAS 144, these investments are now considered as held and used and as such the financial statements of these subsidiaries have been consolidated with those of AES Gener S.A. at December 31, 2001 and 2002 Since Termoandes and Interandes were not disposed of as of December 31, 2001 and the other Argentine electric related investments were sold, the loss for impairment of long lived assets established at December 31, 2000 was reversed in 2001 instead of restating the 2000 financial statements. However, a new impairment test was performed on the different assets of the Interandes Project, which showed that the Chilean side of the transmission system is impaired. Accordingly, an impairment loss was recorded at December 31, 2001 in connection with these assets. In addition, an impairment loss was also recorded in 2001 in connection with the investments in Explotaciones Sanitarias S.A. and Ecogener S.A. which as indicated in Note 9 k were sold in 2002, and in Compañía Carbones del Cesar Ltda., which as indicated in Note 9 (o) is in the process of being sold. Under Chilean GAAP an impairment loss was recorded in 2002 concerning Compañía Carbones del Cesar Ltda., reason why the impairment loss recorded for U.S. GAAP in 2001 was reversed in 2002. The effects of these matters are included in paragraph (v) below.

q)	Reversal of contingent loss

On December 1999, Aes Gener S.A filed a suit against Hidroeléctrica Guardia Vieja S.A. and Hidroeléctrica Aconcagua S.A. for the due compliance of the purchase and sale of energy and electric power agreement signed with those companies. The sentence of December 17, 2001, accepted most of the allegations of AES Gener S.A. and it condemned the defendants to comply with the contract. Under Chilean GAAP, at December 31, 2001 the company recorded ThCh$3,028,585 as revenues, corresponding to approximately a 40% reversal of the contingent loss accrual that the Company had established for the total amount claimed. The Company reversed only part of the contingent loss that had been accrued, because on January 7, 2002, the defendants filed an appeal that is being studied by the Supreme Court. Under US GAAP, this would represent a gain contingency that would not be recorded until it is realized.The effect of this difference is included in paragraph (v) below.

r)	Reclassification of account receivable from main shareholder

On February 28, 2001, AES Gener S.A. and Inversiones Cachagua Ltda. signed a contract for a mercantile current account whose balances are indexed to the United States dollar, accrue interest every 30 days at Libor plus a spread, and have a final maturity date of February 28, 2004.

AES Gener S.A. transferred ThCh$299,104,048 to Inversiones Cachagua Ltda. in the above mentioned mercantile current account. That amount came from proceeds of the sale of investments in Argentina and in Chile. According to a Board of Directors’ agreement dated July 30, 2001, these funds were transferred to the principal shareholder and charged to the mercantile current account instead of distributing them as interim dividends, as there was no certainty that the Company would be able to generate the profits needed to cover such interim dividends.

At December 31, 2002, Inversiones Cachagua Ltda. has only repaid ThCh$131,965,163 from dividends it received from AES Gener S.A. in July and September 2001. Such dividends were distributed by AES Gener S.A. against retained earnings and a reserve for future dividends established in prior years. This repayment was made in accordance with the above mentioned Board of Directors’ agreement, which states that dividends and capital distributions envisaged by AES Gener S.A. will be credited to the above mentioned mercantile current account if there is any balance pending collection when such dividends and capital distributions occur.

Under Chilean GAAP, the mercantile current account receivable balance is classified as an asset, as it is subject to indexation, accrues interest and has a maturity date. However, under US GAAP, it has to be shown as a deduction from shareholders’ equity, as its recovery depends basically upon the payment of dividends or distribution of capital that AES Gener S.A. might be able to make in the future. In addition, interest and exchange differences accrued each year have been reclassified from income to shareholders’ equity The effect of this matter is included in paragraph (v) below.

s)	Interest rate swap

In 1998 the Company entered into an interest rate swap, whereby it receives variable interest payments and pays fixed interest payments in order to convert variable rate debt into fixed rate. Under Chilean GAAP the Company has recorded the interest expense using the short cut method and the fair value of the swap has not been recorded in the books. As the swap and the debt have different repricing dates, the short cut method cannot be applied under USGAAP and the carrying amount of the swap needs to be adjusted to its fair value, with the effective portion of the gain or loss on the derivative recorded in other comprehensive income and the ineffective portion in earnings. The effects of the differences in the method of recording this cash flow hedge are included in paragraph (v).

t)	Forward exchange contracts

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

u)	Minimum dividend

As required by the Chilean companies Act, unless otherwise decided by the unanimous vote of the holders of issue and paid –in shares, the company must distribute a cash dividend in an amount equal to at least 30% of the company’s net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the company has unabsorbed prior year losses .Since the payment of the 30% dividend from each years income is a legal requirement in Chile, a provision has been made in the accompanying US GAAP reconciliation in paragraph (w) below to recognize the corresponding decrease in shareholders equity as of December 31 of the period to which the net income is attributed .

v)	Effects of conforming to U.S. GAAP:

The adjustments to reported net income required to conform with accounting principles generally accepted in the United States are as follows:

	Years ended December 31,
	2000 ThCh$	2001 Restated ThCh$	2002 ThCh$
Net income as reported under Chilean GAAP	2,343,240	(5,178,175)	32,416,399
Reversal of additional depreciation of technical revaluation (paragraph (a))	1,642,793	1,669,794	1,670,806
Reversal of technical revaluation of fixed assets retired during the year (paragraph (a))
Cost			83,080
Accumulated depreciation			(49,010)
Adjustment to deferred income taxes (paragraph (b))	4,432,816	28,328,910	(6,921,239)
Intangibles (paragraph (c))	1,170,338	194,119	(781,569)
Reversal of provision for loss on sale of Oilgener Inc. (paragraph (c))	—	3,838,625
Staff severance indemnities (paragraph (d))	258,503	—	(87,818)
Capitalization of financing costs for construction of fixed assets (paragraph (e))	2,278,429	(894,801)	(84,976)
Charge to income of subsidiary development stage deficit (paragraph (f))	(519,792)	(121,939)	—
Goodwill (paragraph (g))	130,112	274,128	413,803
Negative goodwill (paragraph (g))	(1,300,851)	(1,705,069)	—
Effect of U.S. GAAP adjustments on investments in related companies (paragraph (k))	(1,488,695)	(1,349,746)	506,825
Foreign exchange contracts not effective as hedges (paragraph (i))	10,135	10,135	10,135
Difference between equity and cost method of accounting for investments (paragraph (h))	(240,854)	(613,858)	(483,630)
Pensions (paragraph (l))	377,199	(377,199)	(579,343)
Reclassification of Chivor additional minimum liability, net of tax(paragraph l)	—	—	654,874
Accounting for Share purchase rights (paragraph (m))	1,320,135	—	—
Gain on the sale of shares (paragraph (n))	(4,774,317)	—	—
Property. plant and equipment construction penalties received (paragraph (o))	(11,212,767)	11,212,767	—
Recognition of a loss from an analysis of Impairment of Long-Lived Assets (paragraph (p)	(30,111,798)	3,450,156	3,510,765
Reversal of contingent loss (paragraph (q))	—	(3,028,585)	—
Interest rate swap (paragraph (s))	—	91,880	(847,542)
Forward exchange contracts (paragraph (a))	—	(1,966,786)	1,964,886
Effect of Minority interest on US GAAP adjustments	7,287,156	(22,354,703)	(9,276)
Deferred tax effects of U.S. GAAP adjustments, excluding tax effect of reclassification per paragraph (l)	2,191,710	980,061	(689,735)
Interest on account receivable from main shareholder, net of tax (paragraph (r))		(1,563,779)	(35,454,503)

Net income (loss) in accordance with U.S. GAAP (See Note 36 II f)	(26,206,508)	10,895,935	(4,757,068)

Other comprehensive income, net of tax
Effect of U.S. GAAP adjustments on cumulative translation adjustment	(817,750)	(892,238)
Loss on foreign currency debt designated as an economic hedge	(13,696,092)	(38,273,899)	(19,823,374)
Cumulative translation adjustment—Chilean GAAP	14,912,818	49,473,427	20,944,215
Cash flow hedge (paragraph (s))	—	(3,761,566)	(3,583,916)
Chivor additional minimum liability (paragraph l)	—	—	(654,874)
Realization of loss on derivative held by Central Puerto (paragraph (s))	—	1,604,048	—
Cash flow hedge—transition adjustment (paragraph (s))	—	(3,466,653)	—

Comprehensive income in accordance with U.S. GAAP	(25,807,532)	15,579,054	(7,875,017)

The adjustments required to conform shareholders’ equity amounts to U.S. GAAP are as follows:

	Years ended December 31,
	2001 Restated ThCh$	2002 ThCh$
Shareholders’ equity as reported under Chilean GAAP	737,556,179	771,093,418
Reversal of technical revaluation of property. plant and equipment (paragraph (a))	—	—
Cost	(41,264,423)	(41,181,343)
Accumulated depreciation	27,746,633	29,368,429
Adjustment to deferred income taxes (paragraph (b))	(41,594,770)	(48,516,009)
Intangibles (paragraph (c))	(966,564)	(1,748,133)
Staff severance indemnities (paragraph (d))	—	(87,818)
Capitalization of financing costs for construction of fixed assets (paragraph (e))	19,333,122	19,248,146
Goodwill (paragraph (g))	2,198,481	2,612,284
Negative goodwill (paragraph (g))	—	—
Effect of U.S. GAAP adjustments on investments in related companies (paragraph (k))	(2,004,394)	(1,497,569)
Foreign exchange contracts not effective as hedges (paragraph (i))	(233,104)	(222,969)
Difference between equity and cost accounting for investments (paragraph (h))	612,348	128,718
Accrued pension liability (paragraph (l))	—	(579,343)
Accrual for minimum dividends (paragraph (u))	—	(9,724,920)
Recognition of a loss from an analysis of Impairment of Long-Lived Assets (p)	(26,661,642)	(23,150,877)
Interest rate swap (paragraph (s))	(8,560,692)	(14,921,951)
Forward exchange contract	(1,966,786)	(1,900)
Reversal of contingent loss (paragraph (q))	(3,028,585)	(3,028,585)
Deferred tax effects of U.S. GAAP adjustments	5,312,586	6,552,652
Effect of minority interest on US GAAP Adjustment	261,395	252,119
Reclassification of account receivable from main shareholder (paragraph (r))	(173,096,375)	(215,913,059)

Shareholders’ equity in accordance with U.S. GAAP	493,643,409	468,681,290

The following summarizes the changes in shareholder’s equity under U.S. GAAP during the years ended December 31, 2001 and 2002:

	Year ended December 31,
	2001 Restated ThCh$	2002 ThCh$
Balance at January 1, (restated for 2001)	800,433,177	493,643,409
Issue of 1,488 shares (2000—42,175,142). net of costs	2,611	—
Final Dividends (prior year)	(150,838,837)	—
Reclassification of interest on account receivable from main shareholder	1,563,779	35,454,503
Reclassification of account receivable from main shareholder (r)	(173,096,375)	(42,816,684)
Adjustments for exchange differences	10,307,290	1,120,840
Accrual for minimum dividends	—	(9,724,920)
Chivor additional minimum liability, net of tax	—	(654,874)
Cash flow hedge, net of tax	(3,761,566)	(3,583,916)
Realization of loss on derivative held by Central Puerto	1,604,048	—
Cash flow hedge, transition adjustment, net of tax	(3,466,653)	—
Net income (loss) in accordance with U.S. GAAP	10,895,935	(4,757,068)

Balance at December 31.	493,643,409	468,681,290

w)	Comprehensive Income

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

The following represents accumulated other comprehensive income balances as of December 31, 2000, 2001and 2002 (in thousands of constant Chilean pesos as of December 31, 2002).

	2000
	Effect of US GAAP
	Chilean GAAP cumulative translation adjustment	Adjustments on cumulative translation adjustment	Accumulated Other Comprehensive Income
Beginning balance	923,590	(843,750)	79,840
Credit (charge) for the period	1,216,726	(817,750)	398,976

Ending balance	2,140,316	(1,661,500)	478,816

	2001
	Effect of US GAAP
	Chilean GAAP cumulative translation adjustment	Adjustments on cumulative translation adjustment	Cash flow hedge	Accumulated Other Comprehensive Income
Beginning balance	2,140,316	(1,661,500)	—	478,816
Credit (charge) for the period	11,199,528	(892,238)	(5,624,172)	4,683,118

Ending balance	13,339,844	(2,553,738)	(5,624,172)	5,161,934

	2002
	Effect of US GAAP
	Chilean GAAP cumulative translation adjustment	Adjustments on cumulative translation adjustment	Cash flow hedge	Chivor additional minimum liability	Accumulated Other Comprehensive Income
Beginning balance	13,339,844	(2,553,738)	(5,624,172)	—	5,161,934
Credit (charge) for the period	1,120,841		(3,583,916)	(654,874)	(3,117,949)

Ending balance	14,460,685	(2,553,738)	(9,208,088)	(654,874)	2,043,985

II.	Additional Disclosure Requirements:

a)	Earnings per share:

The following earnings (loss) per share information, presented in Chilean pesos per share, is not required to be presented in the financial statements under Chilean GAAP but is a required disclosure under U.S. GAAP:

	Year ended December 31,
	2000	2001	2002
Earnings (loss) per share (U.S. GAAP):
Income (loss) from continuing operations	(4.4200)	3.7773	(0.2823)
Loss from discontinued operations	(0.2331)	(1.8565)	(0.5563)
Net income (loss)	(4.6531)	1.9208	(0.8386)

Weighted average number of shares outstanding (in thousands)	5,632,079	5,672,743	5,672,753

Basic earnings (loss) per share shown above is determined by dividing net income (loss) available to common shareholders by the weighted-average number of shares outstanding during the period.

As described in Note 21, AES Gener placed ThUS$499,944 (ThCh$359,264,470) in convertible bonds during 1998 and 1999; of this issuance, ThUS$23,305 (ThCh$16,746,990) had been converted into shares as of December 31, 2002 and 2001. No further convertible bonds were placed after 1999. These convertible bonds, having a potential dilutive effect in the future, were not included in the computation of diluted earnings (loss) per share for the years 2000 and 2002, because to do so would have been antidilutive.

The dilutive earnings per share for the year 2001 were computed as follows:

	Year ended December 31, 2001
	Continuing operations ThCh$	Discontinued operations ThCh$	Net income ThCh$
Income (loss) in accordance with U.S. GAAP from continuing operations, discontinued operations and net income, respectively	21,427,565	(10,531,630)	10,895,935
Plus: Interest on convertible bonds (after tax).	16,130,820	16,130,820	16,130,820
Plus: Amortization of expenses on convertible bonds (after tax)	1,702,306	1,702,306	1,702,306
Plus: Provision for the conversion of convertible bonds (after tax	3,141,919	3,141,919	3,141,919

Net income adjusted for calculation of diluted earnings per share	42,402,610	10,443,415	31,870,980

Weighted—average shares reconciliation

Weighted—average shares fully paid (in thousands)	5,672,743	5,672,743	5,672,743
Incremental shares from assumed conversion (in thousands)	2,289,068	2,289,068	2,289,068

Adjusted weighted—average shares (in thousands)	7,961,811	7,961,811	7,961,811

Diluted earnings per share (in Chilean pesos)	5.3257	1.3117	4.003

b)	Restatement of reconciliation to US GAAP

The Company restated the results in US GAAP for the year 2001 to reclassify the interest and exchange loss accrued on the accounts receivable from main shareholder, net of tax, from income to shareholders’ equity.

Year ended December 31 2001 ThCh$
US GAAP net income as previously reported	12,459,714
Reclassification of interest on account receivable from main shareholder, net of tax	(1,563,779)

US GAAP net income as restated	10,895,935

Earnings per share under US GAAP as previously reported (in Chilean pesos)	2.1964
Earnings per share under US GAAP restated (in Chilean pesos)	1.9208
Diluted per share under US GAAP as previously reported (in Chilean pesos)	4.1994
Diluted earnings per share under US GAAP restated (in Chilean pesos)	4.003

As described in Note 36 (I)(v), the Company restated its opening shareholders’ equity balance at January 1, 2001 (see explantation at Note 36 (I)(c), 2nd paragraph) as follows:

2001
ThCh$
Balance at January 1, 2001 as previously reported	803,619,236
Write-off of Seismic Data Base	(3,838,625)
Deferred tax effect	652,566

Balance at January 1, 2001, restated	800,433,177

c)	Income taxes:

The provision for income taxes differs under Chilean GAAP from the charge calculated in accordance with U.S. GAAP, as a result of the following differences:

	2000
	Chile ThCh$	Colombia ThCh$	Argentina ThCh$	Dom. Rep. ThCh$	Total ThCh$
Current income taxes as determined under Chilean GAAP	81,645	41,670	3,040,980	910,068	4,074,363
Deferred income taxes as determined under Chilean GAAP	3,045,846	(6,945,220)	2,299,165	—	(1,600,209)
U.S. GAAP adjustments:
Deferred tax effect applying SFAS N°109	(1,321,233)	(4,182,035)	1,070,452	—	(4,432,816)
Minority interests		—		—
Deferred tax effect of U.S. GAAP adjustments	1,775,759	38,776	(4,006,245)		(2,191,710)

Charge (credit) for the period under U.S. GAAP	3,582,017	(11,046,809)	2,404,352	910,068	(4,150,372)

	2001
	Chile (Restated) ThCh$	Colombia ThCh$	Argentina ThCh$	Dom. Rep. ThCh$	Total ThCh$
Current income taxes as determined under Chilean GAAP	650	65,336	2,182,093	767,192	3,015,271
Deferred income taxes as determined under Chilean GAAP	6,350,881	254,719	466,034	—	7,071,634
U.S. GAAP adjustments and reclassifications:
Deferred tax effect applying SFAS N°109	1,121,946	5,750,519	(35,201,375)	—	(28,328,910)
Deferred tax effect of U.S. GAAP adjustments	(4,883,432)	(21,098)	3,924,469	—	(980,061)
Reclassification to shareholders’ equity of tax effect on interest on account receivable from main shareholder	297,862				297,862

Charge (credit) for the period under U.S	2,887,907	6,049,476	(28,628,779)	767,192	(18,924,204)

	2002
	Chile ThCh$	Colombia ThCh$	Argentina ThCh$	Dom. Rep. ThCh$	Total ThCh$
Current income taxes as determined under Chilean GAAP	—	207,032	47,886	724,666	979,584
Deferred income taxes as determined under Chilean GAAP	13,694,954	(7,663,421)	(2,557,357)	—	3,474,176
U.S. GAAP adjustments and reclassifications:
Deferred tax effect applying SFAS N°109	738,779	5,996,175	186,285	—	6,921,239
Deferred tax effect of U.S. GAAP adjustments	954,218		(264,483)	—	689,735
Reclassification to shareholders’ equity of tax effect on:
Interest on account receivable from main shareholder	(7,005,980)				(7,005,980)
Chivor additional minimum liability		352,625			352,625

Charge (credit) for the period under U.S GAAP	8,381,971	(1,107,589)	(2,587,669)	724,666	5,411,379

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	2001			2002
	SFAS N°109 applied to Chilean GAAP Balances	SFAS N°109 Applied to US GAAP Adjustments	Total Deferred Taxes under SFAS N°109	SFAS N°109 applied to Chilean GAAP Balances	SFAS N°109 Applied to US GAAP Adjustments	Total Deferred Taxes under SFAS N°109
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred income tax assets:
Tax loss carry forwards (1)	40,628,695	—	40,628,695	36,249,299	—	36,249,299
Impairment of long-lived assets	—	4,497,742	4,497,742	—	3,935,649	3,935,649
Provision Allowance	—	—	—	—	—	—
Cash flow hedge	—	2,996,242	2,996,242	—	4,926,043	4,926,043
Forward exchange contracts		314,686	314,686	—	323	323
Other	4,056,750	(135,834)	3,920,916	4,341,487	811,499	5,152,986

Total deferred income tax assets	44,685,445	7,672,836	52,358,281	40,590,786	9,673,514	50,264,300

Deferred income tax liabilities:
Staff severance indemnities	(82,900)	—	(82,900)	(91,977)	113,418	21,441
Amortization of intangibles	(330,183)	—	(330,183)	(297,183)	—	(297,183)
Depreciation	(89,032,991)	—	(89,032,991)	(96,291,927)	—	(96,291,927)
Late delivery of combined cycle plant	—	—	—	—		—
Capitalized interest		(3,052,444)	(3,052,444)	—	(3,272,185)	(3,272,185)
Other	(1,329,475)	39,628	(1,289,847)	(1,574,837)	37,905	(1,536,932)

Total deferred income tax liabilities	(90,775,549)	(3,012,816)	(93,788,365)	(98,255,924)	(3,120,862)	(101,376,786)

Net deferred tax liabilities from application of	—	—	—

SFAS N°109	(46,090,104)	4,660,020	(41,430,084)	(57,665,138)	6,552,652	(51,112,486)

(1)	Tax loss carryforwards relate to Chilean entities and to Energy Trade & Finance Corp. In accordance with the current enacted tax law in Chile, tax losses may be carried-forward indefinitely.

The provision for income taxes differs from the amount of income tax determined by applying the applicable local statutory income tax rate to pretax income, calculated in accordance with U.S. GAAP, as a result of the following differences:

	2000
	Chile ThCh$	Colombia ThCh$	Argentina ThCh$	Dom. Rep ThCh$	Total ThCh$
Pretax income multiplied by the applicable tax rate	1,775,515	(9,126,972)	(1,837,677)	909,633	(8,279,501)
Differences in price-level restatement	3,325,102	—	—	—	3,325,102
Deductible items	(3,355,478)	(1,919,838)	158,643	—	(5,116,673)
Non-deductible items	1,144,734	—	2,085,050	—	3,229,784
Differences arising from adjustments to U.S. GAAP	286,997	—	1,998,335	—	2,285,332
Other	405,149		—	435	405,584

Tax expense (benefit)	3,582,019	(11,046,810)	2,404,351	910,068	(4,150,372)

	2001
	Chile (Restated) ThCh$	Colombia ThCh$	Argentina ThCh$	Dom. Rep ThCh$	Total ThCh$
Pretax income multiplied by the applicable tax rate	2,681,157	(285,870)	(11,484,287)	775,075	(8,313,925)
Differences in price-level restatement	1,805,371	387,456	395,946	—	2,588,773
Deductible items	(4,862,783)		—	—	(4,862,783)
Non-deductible items	5,112,228	4,433,118		—	9,545,346
Differences arising from adjustments to U.S. GAAP	(3,485,241)		—	—	(3,485,241)
Tax loss in the sale of Hidroneuquén in excess of the book loss	—	—	(15,726,335)	—	(15,726,335)
Other	1,637,176	1,514,772	(1,814,104)	(7,883)	1,329,961

Tax expense (benefit)	2,887,908	6,049,476	(28,628,780)	767,192	(18,924,204)

	2002
	Chile ThCh$	Colombia ThCh$	Argentina ThCh$	Dom. Rep ThCh$	Total ThCh$

Pretax income multiplied by the applicable tax rate	6,379,854	(249,573)	(6,146,713)	679.214	662,782
Differences in price-level restatement	1,844,476	200,250			2,044,726
Deductible items	(68,251)	—	(339,263)	—	(407,514)
Non-deductible items	1,546,715	1,042,573	5,761,295	—	8,350,583
Differences arising from adjustments to U.S. GAAP	(224,450)		—	—	(224,450)
Other	(1,096,373)	(2,100,839)	(1,862,988)	45,452	(5,014,748)

Tax expense (benefit)	8,381,971	(1,107,589)	(2,587,669)	724,666	5,411,379

(c)	Segment information:

1.	Information by Business segments

Until December 31, 2000, the Company operated substantially in four business segments, which, were comprised of (i) the Chilean Power Division, which provides electricity generation in Chile, and includes water companies (ii) the International Power and New Business Division, which engages in electricity generation in Colombia, Argentina, Dominican Republic and until 1999 Peru, electricity distribution in Argentina and energy trading in the United States (iii) the Infrastructure and Fuels Division, which includes shipping and port services in Chile, coal mining in Colombia, coal sales in Colombia and Chile, oil and gas exploration and production in Argentina and Chile and natural gas transportation in Argentina and Chile and (iv) the Engineering and Services Division, which provides services for the operation and maintenance of thermal generating plants. The Chilean Power Division and the International Power and New Business Division include uninvoiced income from electricity supplied but not billed at each period end, the Infrastructure and Fuels Division recognizes revenues from sales of inventory upon shipment and the Engineering and Services Division recognizes revenues upon performance of such services. During 1999, the Company combined its Shipping and Port Services Division with its Fuels Division for internal management reporting purposes, forming the Infrastructure and Fuels Division. As indicated in Note 9, during 2001, the Company sold its port operations and shipping activities in Chile and its energy trading activities in the USA. In addition, during 2001, under the new AES Corp. administration, AES Gener identified 6 business segments, which available financial information was evaluated regularly by the chief operating decision maker. Five of these business segments (Cordillera, Costa, Eléctrica Santiago, Norgener and Energía Verde) relate to the power generation plants located in different regions of Chile and the other business segment includes the international operations and all the Chilean operations different from generation of electricity. During 2002, the Cordillera and Costa business segments were combined under Gener unit and the international operations were divided in two business segments (Argentinean operations and Colombian operations).

As at is not practical to restate the segment information of year 2000 in accordance with the new structure of the Company’s internal organization, the segment information for the year 2001 is presented below under both the new basis and the old basis of segmentation.

The Company’s segmented information presented in accordance with Chilean GAAP and the explanations referred to above is as follows:

Old Basis of segmentation

	Chilean Power Division ThCh$	International Power and New Business Division ThCh$	Infrastructure and Fuels Division ThCh$	Engineering and Services Division ThCh$	Other ThCh$	Total ThCh$
Year ended December 31, 2000
Revenues from external customers	153,934,283	219,131,223	67,585,416	2,985,713	25,337,299	468,973,934
Revenues from transactions with other operating segments of the same enterprise.	60,752,262	22,901,595	15,841,234	1,892,407	4,803	101,392,301
Interest income	890,779	2,449,345	525,788	—	9,438,700	13,304,612
Interest expense	(5,804,391)	(43,394,640)	(533,499)	(1,039)	(31,623,993)	(81,357,562)
Depreciation	(29,726,992)	(25,041,207)	(1,884,815)	(2,184)	—	(56,655,198)
Amortization of intangibles	(18,732)	(951,469)	—	—	(1,126,986)	(2,097,187)
Amortization of negative goodwill	1,115,259	2,113,452	42,150	—	—	3,270,861
Amortization of goodwill	(588,793)	(143,927)	—	—	(177,479)	(910,199)
Income tax expense	(3,999,363)	2,077,911	(881,167)	(26,808)	355,273	(2,474,154)
Earnings from equity-method investees	(1,524,912)	4,630,992	2,795,508	340,879	(5,355,482)	886,985
Net Income	18,690,312	7,937,140	5,326,899	809,403	(30,420,513)	2,343,239
Segments assets	816,815,466	1,094,796,189	115,416,072	1,903,954	290,042,962	2,318,974,643
Capital expenditures	26,934,768	16,296,783	2,031,691	16,311	291,252	45,570,805
Price level restatement	(2,331,555)	(3,719,817)	113,362	10,813	1,602,688	(4,324,509)

Year ended December 31, 2001
Revenues from external customers	249,023,221	75,102,268	29,904,233	886,934	2,502,934	357,419,590
Revenues from transactions with other operating segments of the same enterprise	39,222,127	47,500,156	32,740,278	2,971,804	1,280,701	123,715,066
Interest income	2,916,608	2,179,001	238,215	—	12,094,016	17,427,840
Interest expense	(8,382,347)	(36,140,346)	(73)	—	(29,041,028)	(73,563,794)
Depreciation	(29,603,219)	(16,883,080)	—	—	—	(46,486,299)
Amortization of Intangibles	(2,127)	—	—	—	(7,463,091)	(7,465,218)
Amortization of Negative Goodwill	—	—	—	—	2,187,470	2,187,470
Amortization of Goodwill	—	—	(157,473)	—	(976,148)	(1,133,621)
Income tax expense	(6,341,404)	(3,735,375)	(10,126)	—	—	(10,086,905)
Earnings from equity-method investees	(4,205,949)	4,352,167	71,696	344,409	—	562,323
Net Income	48,730,439	(24,065,663)	1,976	—	(29,844,927)	(5,178,175)
Segments assets	817,035,324	759,427,192	7,919,816	—	323,175,722	1,907,558,054
Capital expenditures	20,122,022	989,239	—	—	1,405,751	22,517,012
Price level restatement	7,988,090	(37,902,601)	23,024	—	4,440,364	(25,451,123)

New Basis of segmentation

Year ended December 31, 2001	Gener	Santiago	Norgener	Energía Verde	Argentinian Operations	Colombian Operations	Other	TOTAL
Revenues from external customers	150,766,421	45,396,079	57,067,248	10,095,284	1,133,735	71,059,145	21,901,678	357,419,590
Revenues from transactions with other operating segments of the same enterprise	37,786,469	27,255,332	4,291,082	1,142,782	47,395,003	14,206	5,830,192	123,715,066
Interest income	—	2,830,157	55,496	30,956	959,389	751,392	12,800,450	17,427,840
Interest expense	313,008	(4,922,877)	(3,678,790)	(93,688)	(13,227,652)	(22,921,669)	(29,032,126)	(73,563,794)
Depreciation	(13,100,394)	(7,439,931)	(6,404,783)	(1,435,541)	(7,560,987)	(9,322,075)	(1,222,588)	(46,486,299)
Amortization of intangibles	—	—	—	(2,127)	—	—	(7,463,091)	(7,465,218)
Amortization of Negative Goodwill	—	—	—	—	—	—	2,187,470	2,187,470
Amortization of Goodwill	—	—	—	—	(157,473)	(393,486)	(582,662)	(1,133,621)
Income tax expenses	—	(1,097,040)	(3,427,878)	(417,282)	(2,648,128)	(254,719)	(2,241,858)	(10,086,905)
Earnings from equity-method investees	—	—	—	—	(973,803)	—	1,536,126	562,323
Net income	45,158,929	4,795,077	14,851,938	2,401,277	(46,673,113)	(28,649,476)	2,937,193	(5,178,175)
Segment Assets	458,315,249	134,227,657	191,111,570	30,844,547	278,997,627	447,408,934	366,652,470	1,907,558,054
Capital expenditures	7,440,056	2,092,558	7,009,878	3,579,531	551,322	187,554	1,656,113	22,517,012
Price Level Restatements	9,176,458	(464,403)	(4,120,565)	397,668	(19,456,516)	(17,952,639)	6,968,874	(25,451,123)

New Basis of Segmentation

Year ended December 31, 2002	Gener	Santiago	Norgener	Energía Verde	Argentinean Operations	Colombian Operations	Other	Total
Revenues from external Customers	192,783,476	23,849,482	58,063,765	12,191,861	6,976	80,889,760	2,765,679	370,550,999
Revenues from transactions with other operating segments of the same enterprise	46,226,305	39,063,288	230,653	1,723,454	30,374,236	84,229	1,797,031	119,499,196
Interest income	33,081,252	269,733	44,497	87,815	727,782	1,344,846	399,698	35,955,623
Interest expense	(30,748,796)	(4,608,320)	(2,519,194)	(765,876)	(13,102,448)	(20,969,327)	(834)	(72,714,795)
Depreciation	(18,422,373)	(4,888,212)	(6,353,519)	(1,432,002)	(9,211,361)	(9,267,305)	(22)	(49,574,794)
Amortization of intangibles	(194,119)	—	—	—	—	(60,969)	—	(255,088)
Amortization of Negative Goodwill	—	—	—	—	—	—	—	—
Amortization of Goodwill	(777,405)	—	—	—	—	(207,805)	—	(985,210)
Income tax expense	(8,469,956)	(1,135,098)	(3,595,750)	(494,151)	2,509,471	7,645,296	(913,572)	(4,453,760)
Losses from equity-method Investees	(79,235)	(566)	(4,304)	—	(297,144)	—	—	(381,249)
Net income (loss)	32,416,398	7,321,160	18,052,955	2,039,809	(14,205,023)	(19,080,854)	5,871,954	32,416,399
Segments Assets	807,478,862	121,617,599	186,412,696	34,023,509	272,058,196	457,230,306	5,874,696	1,884,695,864
Capital expenditures	(2,785,847)	(19,906)	(6,792,745)	(1,262,140)	(37,771)	(159,136)	—	(11,057,545)
Price level restatement	18,126,318	(1,431,026)	(1,761,617)	(856,989)	(12,667,725)	(19,542,461)	205,979	(17,927,521)

The total of the segments revenues and income for the year agree to the consolidated revenues and income.

(d)	Investments in related companies:

The following tables show the financial information of the related companies accounted for using the equity method and of those companies that have been sold in 2001 and 2002. All amounts are in thousands of constant Chilean pesos of December 31, 2002 purchasing power.

The Company decided to sell certain assets related to non-core activities in Chile and its foreign investments. This decision was taken as the result of strategy changes related to acquisition of a controlling interest in the Company by AES Corp. in December, 2000 (See Note 9).

The condensed information shown here has been taken from the companies’ financial statements prepared in accordance with Chilean GAAP or Argentine GAAP, which the Company believes is not materially different from Chilean GAAP. For the overall effect that the application of U.S.GAAP has on the financial statements of these companies, see paragraph 1 (k) in Note 36 above.

Condensed information of companies that were sold during 2001 is as follows:

HIDRONEUQUEN S.A. AND SUBSIDIARIES

December 31, 2000 ThCh$
Percentage interest	51.00%
Current assets	26,283,187
Non-current assets	565,727,305

Total assets	592,010,492

Current liabilities	23,853,441
Non-current liabilities	249,836,104

Total liabilities	273,689,545

Minority interest	128,890,797
Net sales	69,083,679
Gross profit	31,912,006
Net income (loss)	1,425,416

On December 14, 1999 Aes Gener S.A. increased its ownership in Hidroneuquén S.A. to 51% with the legal right to 1% of those shares being granted to Transalta S.A., the seller, until December 31, 2001.

AGENCIAS UNIVERSALES S.A.

December 31, 2000 ThCh$
Percentage interest	26.70%
Current assets	12,859,848
Non-currents assets	39,092,770

Total assets	51,952,618

Current liabilities	10,705,576
Non-current liabilities	8,952,546

Total liabilities	19,658,122

Net sales	20,547,459
Gross profit	6,381,631
Net income	6,030,570

MEGA INC.

December 31, 2000 ThCh$
Percentage interest	50.00%
Current assets	180,112,446
Non-current assets	1,332,370

Total assets	181,444,816

Current liabilities	180,716,217
Non-current liabilities

Total liabilities	180,716,217

Net sales	1,052,899
Gross profit	781,961
Net loss	(7,761,530)

COMPAÑIA CHILENA DE NAVEGACION INTEROCEANICA S.A. AND SUBSIDIARIES

December 31, 2000 ThCh$
Percentage interest	13.01%
Current assets	38,624,185
Non-current assets	49,626,358

Total assets	88,250,543

Current liabilities	31,702,455
Non-current liabilities	11,609,039

Total liabilities	43,311,494

Minority interest	(5,528)
Net sales	223,865,865
Gross profit	2,474,544
Net income (loss)	(3,885,372)

PORTUARIA CABO FROWARD S.A.

December 31, 2000 ThCh$
Percentage interest	21.18%
Current assets	933,171
Non-current assets	16,539,167

Total assets	17,472,338

Current liabilities	1,474,415
Non-current liabilities	3,185,793

Total liabilities	4,660,208

Net sales	5,395,068
Gross profit	2,816,293
Net income	1,123,719

Condensed information of companies that were sold during 2002 is as follows:

ECOGENER S.A.

December 31, 2001 ThCh$
Percentage interest	51.00%
Current assets	770,256
Non-current assets	512,265

Total assets	1,282,521

Current liabilities	511,745
Non-current liabilities	323,704

Total liabilities	835,449

Net sales	814,000
Gross profit	448,919
Net income	(302,864)

EXPLOTACIONES SANITARIAS S.A.

December 31, 2001 ThCh$
Percentage interest	51.00%
Current assets	987,543
Non-current assets	1,696,854

Total assets	2,684,397

Current liabilities	842,203
Non-current liabilities	62,809

Total liabilities	905,012

Net sales	1,580,950
Gross profit	689,036
Net income	295,984

SIGEN S.A.

	December 31,
	2000 ThCh$	2001 ThCh$
Percentage interest	40.00%	40.00%
Current assets	2,966,008	3,043,795
Non-current assets	29,174	179,314

Total assets	2,995,182	3,223,109

Current liabilities	1,392,580	759,487
Non-current liabilities	—	—

Total liabilities	1,392,580	759,487

Net sales	6,092,097	6,652,583
Gross profit	1,675,693	1,558,247
Net income	852,195	861,020

Condensed information of companies recorded at the equity method at year end.

EMPRESA ELECTRICA GUACOLDA S.A.

	December 31,
	2000 ThCh$	2001 ThCh$	2002 ThCh$
Percentage interest	50.00%	50.00%	50.00%
Current assets	13,738,095	15,908,508	18,335,905
Non-current assets	221,611,195	213,919,973	205,338,838

Total assets	235,349,290	229,828,481	223,674,743

Current liabilities	77,962,835	23,166,478	88,573,524
Non-current liabilities	68,270,280	126,708,825	53,527,641

Total liabilities	146,233,115	149,875,303	142,101,165

Net sales	49,484,088	56,948,079	63,343,699
Gross profit	15,024,577	15,408,711	24,088,481
Net income	(3,057,668)	(9,162,996)	1,620,400

GASODUCTO GASANDES S.A.

	December 31,
	2000 ThCh$	2001 ThCh$	2002 ThCh$
Percentage interest	13,00%	13,00%	13,00%
Current assets	2,334,972	2,231,701	3,084,993
Non-current assets	105,809,023	114,112,159	126,731,185

Total assets	108,143,995	116,343,860	129,816,178

Current liabilities	60,675,771	68,165,688	77,741,386
Non-current liabilities	14,807,245	13,624,235	14,961,460

Total liabilities	75,483,016	81,789,923	92,702,846

Net sales	8,462,676	9,877,756	9,796,092
Gross profit	4,804,573	5,474,378	5,419,038
Net loss	(1,268,914)	(1,605,827)	296,067

GASODUCTO GASANDES (ARGENTINA) S.A.

	December 31,
	2000 ThCh$	2001 ThCh$	2002 ThCh$
Percentage interest	13.00%	13.00%	13.00%
Current assets	15,631,460	10,914,680	11,007,437
Non-current assets	98,947,262	104,358,828	122,699,343

Total assets	114,578,722	115,273,508	133,706,780

Current liabilities	4,917,878	30,367,843	32,450,526
Non-current liabilities	38,612,021	3,825,071	8,820,231

Total liabilities	43,529,899	34,192,914	41,270,757

Net sales	17,583,261	20,875,746	21,793,620
Gross profit	12,346,173	14,516,511	15,554,287
Net income	4,811,882	8,437,340	6,044,762

EMPRESA GENERADORA DE ELECTRICIDAD ITABO S.A.

	December 31,
	2000 ThCh$	2001 ThCh$	2002 ThCh$
Percentage interest	25.01%	25.01%	25.01%
Current assets	111,252,568	59,333,707	45,259,367
Non-current assets	141,710,892	192,888,826	231,118,895

Total assets	252,963,460	252,222,533	276,378,262

Current liabilities	15,314,264	9,135,143	25,123,545
Non-current liabilities	3,426,764	6,452,237	6,379,584

Total liabilities	18,741,028	15,587,380	31,503,129

Net sales	132,277,412	106,735,040	93,236,641
Gross profit	23,585,643	14,402,877	4,742,100
Net income	17,194,434	7,674,587	(7,259,935)

CDEC-SING LTDA.

	December 31,
	200 ThCh$	2001 ThCh$	2002 ThCh$
Percentage Interest	28.58%	33.33%	33,33%
Current assets	395,044	322,675	350,014
Non-current assets	259,689	220,244	164,835

Total assets	654,733	542,919	514,849

Current liabilities	145,946	75,189	86,175
Non current liabilities	20,042	10,412	—

Total liabilities	165,988	85,601	86,175

Net sales	1,358,060	1,202,515	1,198,342
Gross profit	93,631	(22,355)	(26,199)
Net income	97,105	(31,427)	(28,644)

CDEC-SIC LTDA.

	December 31,
	2000 ThCh$	2001 ThCh$	2002 ThCh$
Percentage interest	16.75%	16.50%	15,38%
Current assets	196,409	222,061	339,552
Non-current assets	234,193	179,932	366,142

Total assets	430,602	401,993	705,694

Current liabilities	201,227	210,094	254,957
Non-current liabilities	—	—	—

Total liabilities	201,227	210,094	254,957

Net sales	1,327,906	1,344,369	1,533,274
Gross loss	(113,082)	(1,443,442)	(54,261)
Net loss	(91,127	(37,477)	(7,352)

ENERGEN

	December 31,
	2000 ThCh$	2001 ThCh$	2002 ThCh$
Percentage interest	100%	100%	100%
Current assets	1,828	21,243	7,349
Non-current assets	—	4,663	3,352

Total assets	1,828	25,906	10,701

Current liabilities	—	39,380	18,990
Non-current liabilities	—	—	—

Total liabilities	—	39,380	18,990

Net sales	—	—	—
Gross loss	—	—	—
Net loss	—	(407,032)	(40,328)

(e)	Consolidation of majority owned subsidiaries, excluded from consolidation in Chilean GAAP

1.	Consolidation of Hidroneuquén and Companies under Development Stage.

As discussed in Note 1(k), investments in companies under development stage are accounted for using the equity-method and are presented in Other Assets. The net income or net losses of such companies are not consolidated into AES Gener’s results in accordance with Chilean GAAP. Under US

GAAP, the financial statements of Compañía Carbones del Cesar Ltda. would be consolidated as of and for the year ended December 31, 2000.

As indicated in note 36 II d), on December 14, 1999 Gener S.A. increased its ownership in Hidroneuquén S.A. to 51% with the legal right to 1% of those shares being granted to Transalta S.A., the seller, until December 31, 2001. For this reason, under Chilean GAAP this investment was recorded using the equity method (Note 9). Under US GAAP, the granting of the 1% of those shares would not permit the Company to account for the investment in Hidroneuquén using the equity method, because as a result of the increase in its participation, Gener was entitled to assign the General Manager and the Personnel Manager of Piedra del Aguila, a 59% subsidiary of Hidroneuquén that represents 99% of its total consolidated assets and 100% of its total consolidated revenues. In addition, it receives an administration fee from Piedra del Aguila.

A summary of the impact of these differences on the consolidated financial statements of AES Gener, presented on a Chilean GAAP basis, as of and for the year ended December 31, 2000 are as follows:

2000

Balance Sheet	Gener Consolidated ThCh$	Hidroneuquén ThCh$	Development- Stage Subsidiaries ThCh$	Consolidation Adjustments ThCh$	Total ThCh$
Current assets	216,590,126	26,283,187	155,753	—	243,029,066
Property, plant and equipment, net	1,758,613,213	—	1,129,003	—	1,759,742,216
Investments in related companies	228,001,942	—	31,649	(97,556,282)	130,477,309
Other assets	115,769,362	565,727,305	3,009,858	(27,651,268)	656,855,257

Total assets	2,318,974,643	592,010,492	4,326,263	(125,207,550)	2,790,103,848

Current liabilities	496,709,696	23,853,441	156,040	(27,651,268)	493,067,909
Long-term liabilities	832,078,070	249,836,104	717,925	—	1,082,632,099
Minority interest	104,164,783	128,890,797	—	95,326,165	328,381,745

Shareholders’ equity	886,022,094	189,430,150	3,452,297	(192,882,447)	886,022,094

Total liabilities and shareholders’ equity	2,318,974,643	592,010,492	4,326,263	(125,207,550)	2,790,103,848

Income Statement
Operating revenue	468,973,934	69,083,679	—	—	538,057,613
Operating expense	(358,497,138)	(37,171,671)	—	—	(395,668,809)

Gross profit	110,476,796	31,912,008	—	—	142,388,804
Administration and sales cost	(27,785,851)	(2,422,996)	—	—	(30,208,847)

Operating income	82,690,945	29,489,012	—	—	112,179,957

Financial income (expense), net	(68,052,949)	(25,599,486)	—	—	(93,652,435)
Equity share in net income (loss) of related companies, net	886,986	—	—	(712,709)	174,277
Other non-operating income (loss), net	(9,093,790)	571,388	(889,542)	889,542	(8,522,402)
Income taxes	(2,474,154)	(1,904,813)	852,935	(852,935)	(4,378,967)
Minority interest	(4,884,659)	(1,130,686)	—	(712,707)	(6,728,052)
Amortization of negative goodwill	3,270,861	—	—	—	3,270,861

Net income (loss)	2,343,240	1,425,415	(36,607)	(1,388,809)	2,343,239

2.	Consolidation of Explotaciones Sanitarias S.A., Ecogener S.A., Oilgener Inc., Oilgener Ltd. and development stage enterprise

As described in Note 9(a), certain majority-owned subsidiaries were not consolidated under Chilean GAAP for the year ended December 31, 2001, which were sold in 2002. In addition, as described in Note 36 II (e) 1., under U.S. GAAP, the financial statements of Compañía Carbones del Cesar Ltda. would also be consolidated as of and for the years ended December 31, 2001 and 2002.

The following tables present the consolidation of the Chilean GAAP financial statements in conformity with the U.S. GAAP bases of presentation for all majority-owned subsidiaries.

2001	Gener Consolidated ThCh$	Explotaciones Sanitarias S.A. ThCh$	Ecogener S.A. ThCh$	Oilgener Inc ThCh$	Oilgener Argentina ThCh$	Development- Stage Subsidiaries ThCh$	Consolidation Adjustments ThCh$	Total ThCh$
Balance Sheet
Current assets from continuing operations	156.124.146			53.664		60.867	(1.298)	156.237.379
Current assets from discontinued operations		987.543	770.256		880.069			2.637.868
Property, plant and equipment, net	1.348.443.192			71.949		261.272	—	1.348.776.413
Investments in related companies	124.294.809					—	(10.676.052)	113.618.757
Long-term assets from discontinued operations		1.696.854	512.265		1.112.229			3.321.348
Other assets	278.695.907			3.838.625		3.330.056	—	285.864.588

Total assets	1.907.558.054	2.684.397	1.282.521	3.964.238	1.992.298	3.652.195	(10,677,350)	1.910.456.354

Current liabilities from continuing operations	368.832.769			2.620		17.251	(1.298)	368.851.342
Current liabilities from discontinued operations		842.203	511.745		48.301			1.402.249
Long-term liabilities from continuing operations	793.368.459					—	—	793.368.458
Long-term liabilities from discontinued operations		62.809	323.704					386.513
Minority interest	7.800.650					—	1.090.964	8.891.614
Shareholders’ equity	737.556.179	1.779.385	447.072	3.961.618	1.943.997	3.634.944	(11.767.016)	737.556.178

Total liabilities and shareholders’ equity	1.907.558.054	2.684.397	1.282.521	3.964.238	1.992.298	3.652.195	(10,677,350)	1.910.456.353

Income Statement
Operating revenue	357.419.590	1.580.950	814.000	1.166	214.226	—	—	360.029.932
Operating expense	(255.047.352)	(891.914)	(365.081)		(556.856)	—	—	(256.861.203)

Gross profit	102.372.238	689.036	448.919	1.166	(342.630)	—	—	103.168.729
Administration and sales cost	(30.023.703)	(349.158)	(74.278)	(895.343)	(295.924)	—	—	(31.638.406)

Operating income	72.348.535	339.878	374.641	(894.177)	(638.554)	—	—	71.530.323

Financial income (expense). net	(56.135.954)	5.802				—	—	(56.130.152)
Equity share in net income (loss) of related companies, net	562.323					—	1.816.791	2.379.114
Amortization of goodwill	(1,133,621)							(1,133,621)
Other non-operating income (loss), net	(11,285,536)	(3.269)	(19.270)		(558.437)	(111.271)	111.271	(11,866,512)
Income taxes	(10.086.905)	(46.427)	(52.507)		(31.036)	—	—	(10.216.875)
Minority interest	(1.634.487)					—	(293.435)	(1.927.922)
Amortization of negative goodwill	2.187.470					—	—	2.187.470

Net income (loss)	(5.178.175)	295.984	302.864	(894.177)	(1.228.027)	(111.271)	1.634.627	(5.178.175)

See reclassification to discontinued operations financial statements caption in Note 36 (II) (f).

2002	Gener Consolidated	Development- Stage Subsidiaries	Consolidation Adjustments	Total
Balance Sheet
Current assets	122,180,697	5,022	—	122,185,719
Property, plant and equipment, net	1,339,932,544	443	—	1,339,932,987
Investments in related companies	121,338,441	—	(3,753,218)	117,585,223
Other assets	301,244,182	3,747,753	—	304,991,935

Total assets	1,884,695,864	3,753,218	(3,753,218)	1,884,695,864

Current liabilities	134,922,675	—	—	134,922,675
Long-term liabilities	971,851,022	—	—	971,851,022
Minority interest	6,828,749	—	—	6,828,749
Shareholders’ equity	771,093,418	3,753,218	(3,753,218)	771,093,418

Total liabilities and shareholders’ equity	1,884,695,864	3,753,218	(3,753,218)	1,884,695,864

Income Statement
Operating revenue	370,550,999	—	—	370,550,999
Operating expense	(231,768,516)	—	—	(231,768,516)

Gross profit	138,782,483	—	—	138,782,483
Administration and sales cost	(20,911,481)	—	—	(20,911,481)

Operating income	117,871,002	—	—	117,871,002

Financial income (expense). net	(36,759,172)	—	—	(36,759,172)
Equity share in net income (loss) of related companies, net	(381,249)	—	—	(381,249)
Other non-operating income (loss), net	(42,037,016)	—	—	(42,037,016)
Income taxes	(4,453,760)	—	—	(4,453,760)
Minority interest	(1,823,406)	—	—	(1,823,406)
Amortization of negative goodwill	—	—	—	—

Net income (loss)	32,416,399	—	—	32,416,399

See reclassification to discontinued operations financial statements caption in Note 36 (II) (f).

Other significant balance sheet reclassifications not affecting shareholders’ equity that would be required to conform with U.S. GAAP are as follows (increase (decrease) for assets and (increase) decrease for liabilities):

	Trade Accounts Receivable ThCh$	Property. Plant and Equipment ThCh$	Other Assets ThCh$	Short-term liabilities ThCh$	Long-term Liabilities ThCh$
December 31, 2001
Discount on issue of Bonds	—	—	(2,217,380)	—	2,217,380
Other currents assets of Chivor S.A. E.S.P.	9,471,115	—	(9,471,115)	—	—
Goodwill of Electrica Santiago	—	3,520,787	(3,520,787)	—	—
Intangible assets			(1,108,027)		1,108,027

Total	9,471,115	3,520,787	(16,317,309)	—	3,325,407

December 31, 2002
Discount on issue of Bonds		—	(1,929,266)	—	1,929,266
Other currents assets of Chivor S.A. E.S.P.	7,730,036	—	(7,730,036)	—	—
Goodwill of Electrica Santiago	—	3,182,575	(3,182,575)	—	—
Bonds payable in foreign countries	—	—	—	(127,307,151)	127,307,151
Intangible assets			(1,015,691)		1,015,691

Total	7,730,036	3,182,575	(13,857,568)	(127,307,151)	130,252,108

Certain reclassifications would be made to the line items of the Chilean GAAP income statement to show the same presentation as would be required under a US GAAP format. These reclassifications are as follows (the column labeled “US GAAP” discloses amounts using a US GAAP presentation, although the amounts displayed have been determined in accordance with Chilean GAAP):

	Year ended December 31, 2000
	Chilean GAAP ThCh$	Reclassification ThCh$	US GAAP presentation ThCh$
Operating income	82,690,945	(20,948,001)	61,742,944
Non-operating income	53,747,805	3,270,861	57,018,666
Non-operating expenses	(44,325,488)	24,222,549	(20,102,939)
Interest Expense	(81,357,562)	(3,274,548)	(84,632,110)
Income Taxes	(2,474,154)	—	(2,474,154)
Amortization negative goodwill	3,270,861	(3,270,861)	—

	Year ended December 31, 2001
	Chilean GAAP ThCh$	Reclassification ThCh$	US GAAP presentation ThCh$
Operating income	72,348,536	(14,118,320)	58,230,216
Non-operating income	95,786,822	(2,377,368)	93,409,454
Non-operating expenses	(64,764,693)	24,219,717	(40,544,976)
Interest Expense	(73,563,764)	(5,536,559)	(79,100,323)
Income taxes	(10,086,905)	—	(10,086,905)
Amortization negative goodwill	2,187,470	(2,187,470)	—

	Year ended December 31, 2002
	Chilean GAAP ThCh$	Reclassification ThCh$	US GAAP presentation ThCh$
Operating income	117,871,002	(12,034,297)	105,836,705
Non-operating income	41,323,687	(3,522,644)	37,801,043
Non-operating expenses	(29,858,808)	18,404,838	(11,453,970)
Interest Expense	(72,714,795)	(2,847,897)	(75,562,692)
Income taxes	(4,453,760)	—	(4,453,760)

(f)    In addition to the above reclassifications between operating income/expense and non-operating income/expense for Chilean GAAP and U.S. GAAP purposes, the Company, for U.S. GAAP purposes, reclassified from continuing operations, in accordance with the definition of a “component” of an entity under Statement of Financial Accounting Standards No. 144, ThCh$1,312,912, ThCh$10,531,630, and ThCh$3,155,808 of losses to discontinued operations in its income statements for the years ended 2000, 2001, and 2002, as follows:

	2000 ThCh$	2001 ThCh$	2002 ThCh$
Income (loss) from continuing operations before income taxes	(28,812,278)	4,509,386	4,433,722
Income tax benefit (expense)	3,918,682	16,918,179	(6,034,982)

Income (loss) from continuing operations	(24,893,596)	21,427,565	(1,601,260)

DISCONTINUED OPERATIONS
Profit (loss) from operation of discontinuing subsidiaries	(1,544,602)	(700,036)	149,352
Loss on disposal		(11,837,619)	(3,928,763)
Income tax benefit	231,690	2,006,025	623,603

Loss from discontinued operations	(1,312,912)	(10,531,630)	(3,155,808)

NET INCOME (LOSS)	(26,206,508)	10,895,935	(4,757,068)

The following information related to the discontinued operations respective financial statement captions for the years ended December 31, 2000, 2001 and 2002, respectively are:

	2000 ThCh$	2001 ThCh$	2002 ThCh$
Revenue	2,609,176	2,056,522	1,843,973

Profit (loss) before income taxes	499,209	1,530,682	(5,255,280)

All “components” of entities as defined under SFAS No. 144 which have been included in discontinued operations were reported in Note 36 (2) (c) under the segment “Other”.

(g)	Cash flows:

Information for inclusion in the statement of cash flows required by U.S. GAAP including the cash flow information of Hidroneuquén S.A. and development-stage companies, which are not consolidated under Chilean GAAP, is as follows:

	December 31,
	2000 ThCh$	2001 ThCh$	2002 ThCh$
Net income (loss) under US GAAP	(26,206,508)	10,895,935	(4,757,068)

Loss (gain) on sales of fixed assets	(240,442)	(222,947)	1,080,837
Loss (gain) on sales of investments	16,910,391	(64,372,145)	5,647,623
Loss (gain) on sales of other assets	—	—	—

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	55,002,270	45,884,793	48,037,974
Amortization of intangibles	926,850	7,287,702	1,036,657
Provisions and write-offs	7,615,442	19,392,172	2,024,917
Equity share in net income from investment in related companies	(6,455,246)	(6,062,566)	(1,804,501)
Equity share in net loss from investment in related companies	7,587,468	6,246,204	2,162,555
Amortization of goodwill	2,211,050	(482,513)	571,407
Amortization of negative goodwill	(3,400,972)	859,493	—
Net price-level restatement	4,384,879	25,456,810	17,927,521
Other, net	19,442,269	10,886,263	25,516,934
Change in operating assets
Decrease (increase) of accounts receivable	(8,356,945)	(2,166,924)	(9,411,515)
Decrease (increase) of inventories	(5,996,767)	(5,496,833)	4,298,252
Decrease (increase) of other assets	(5,825,636)	4,153,373	(17,087,147)
Change in operating liabilities
Increase (decrease) of accounts payable to related companies	5,437,331	(26,371,276)	(13,697,547)
Increase of interest payable	3,353,127	2,698,844	(2,517,213)
Increase (decrease) of income taxes payable (net)	(39,787)	(23,623,622	18,651,190
Increase (decrease) of other accounts payable related to non-operating results	10,934,533	(2,113,656)	1,181,329
Increase (decrease) of VAT and other similar payables (net)	7,150,115	(1,239,509)	1,891,010
Minority interest in net income	(2,402,497)	23,597,004	1,832,682

Net cash provided by operating activities under U.S. GAAP	82,030,925	25,206,602	82,585,897

Cash flow from financing activities
Proceeds from issuance of shares	575,213	—	6,975
Borrowings from banks and others	169,184,051	114,991,132	23,083,755
Proceeds from issuance of bonds	17,457,411	—	—
Proceeds from accounts payable to related companies	685,518	(152,836,038)	—
Transfers to main shareholder in mercantile current account	—	(173,096,375)	—
Dividends paid by subsidiaries to minority interest shareholders	(8,331,798)	(111,891,204)	(2,990,810)
Repayment of loans	(194,502,591)	(6,401,476)	(79,654,258)
Repayment of bonds	(9,725,940)	—	(32,223,470)
Payment of costs associated with issuance of shares	(19,880)	—	(8,837,041)
Payment of costs associated with issuance of bonds	(249,165)	—	—
Other financing activities	(4,640)	(7,154)	(737,697)

Net cash used in financing activities under U.S. GAAP	(24,931,821)	(329,241,115)	(101,352,546)

-Cash flow from investing activities
Sales of property, plant and equipment	253,547	224,359	2,953,053
Sales of financial instruments	44,402,284	297,851,667	26,554,537
Sales of permanent investments	36,971,684	32,966,171	6,148,400
Proceeds from other loans to related companies	713,666	(215,866)	—
Other investment revenues	2,204,896	29,707,816	7,422,905
Acquisition of property. plant and equipment	(48,641,361)	(22,826,309)	(11,057,545)
Payment of capitalized interest	(2,490,627)	(651,743)	(604,603)
Permanent investments	(4,369,525)	(5,666,497)	(999,850)
Investment in financial instruments	(57,880,064)	(28,238,315)	(14,310,292)
Other loans to related companies	(2,756,596)	(4,043,795)	(29,484,695)
Other investing activities	(4,017,726)	(279,646)	(2,669,626)
Reclassification of dividends and other cash acquired	—	—	—

Net cash provided by (used in) investing activities under U.S. GAAP	(35,609,822)	298,827,842	(16,047,716)

Net increase (decrease) in cash and cash equivalents	21,489,282	(5,206,671)	(34,814,365)
Effect of exchange rate changes on cash and cash equivalents	17,677	1,580,055	4,132,126
Net increase (decrease) of cash and cash equivalents	21,506,959	(3,626,616)	(30,682,239)
Cash and cash equivalents at beginning of year	45,534,547	67,891,423	65,634,382

Cash and cash equivalents at end of year	67,041,506	64,264,807	34.952.143

(i) For the purposes of the U.S. GAAP statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents:

	December 31,
	2000 ThCh$	2001 ThCh$	2002 ThCh$
Cash	8,448,619	44,727,884	4,522,583
Time deposits that are cash equivalents	53,839,038	17,133,889	22,538,232
Other deposit instruments that are cash Equivalents (*)	4,753,849	2,403,034	7,891,328

Total cash and cash equivalents	67,041,506	64,264,807	34,952,143

(*)	These items consist of investments made for cash management purposes with original maturities of less than three months and are included in the balance sheet with similar investments with longer terms in “Other current assets”. See Note 7.

(ii)	Supplementary Cash Flow information

	Year ended December 31,
	2000 ThCh$	2001 ThCh$	2002 ThCh$
Interest paid	84,621,515	69,156,065	73,093,567
Taxes paid	194,043	59,171	169,115

(h)	Short - term and long-term liabilities

(i)	Renegotiations

As more fully described in Note 25 6 (a), the Company faces potential non-compliance events under the terms of loan agreements entered into by Termoandes S.A. and Interandes S.A. with the syndicate of banks lead by Deutsche Bank. To date, Deutsche Bank has not exercised, nor are they starting to exercise, any of the rights described in Note 25 6 (a). The Boards of Directors of Termoandes and Interandes believe that Deutsche Bank would not benefit from exercising such rights. Termoandes and Interandes are currently gathering the evidence needed to obtain a waiver from Deutsch Bank, and management has no reason to believe such evidence would not satisfy the requirements necessary to maintain the debts as long-term obligations. However, under U.S. GAAP, because the Company cannot be certain of Deutsche Bank’s future actions, the related debts have been reclassified in their entirety as short-term liabilities at December 31, 2002.

(ii)	Long-term liabilities (excluding bank liabilities)

	Balances as of December 31, 2002
	Long-term portion ThCh$	Short-term portion ThCh$	Total ThCh$
Bonds payable	18,184,114	282,710	18,466,824
Bonds payable	41,320,075	684,425	42,004,500
Bonds payable in foreign countries	143,722,000	160.550,128	304,272,128
Convertible bonds	342,517,480	6,869,273	349,386,753

Subtotal	545,743,669	168,386,536	714,130,205

Notes payable (a)	2,470,740	6,113,634	8,584,374

Subtotal	2,470,740	6,113,634	8,584,374

Provision for staff severance indemnities	672,793	195,469	868,262
Provision for post-retirement pension plan	4,362,867	660,003	5,022,870
Provision for staff severance indemnities	2,133,013	—	2,133,013
Other provisions	1,320,086		1,320,086
Other provisions	287,501	30,677	318,178
Provisions for the conversion of convertible bonds	12,509,745	—	12,509,745

Subtotal	21,286,005	886,149	22,172,154

Deferred taxes	9,259,122	—	9,259,122
Deferred taxes	615,871	—	615,871
Deferred customs duties	3,302,764	8,144,914	11,447,678
Other long-term liabilities (b)	24,292,202	7,164,259	31,456,461

Subtotal	37,469,959	15,309,173	52,779,132

Totals	606,970,373	190,695,492	797,665,865

(iii)	The schedule maturities of bonds payable is as follows:

2002 ThCh$
2003	168,386,536
2004	—
2005	350,781,495
2006	152,086,027
2007	8,400,396
There after	34,475,751

Total	714,130,205

(i)	Disclosure regarding the fair value of financial instruments and derivative financial instruments:

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

For the Company’s long-term fixed rate debt the contractual cash flows were discounted at prevailing interest rates at the balance sheet dates.

	Book value 2001 ThCh$	Estimated fair Value 2001 ThCh$	Book value 2002 ThCh$	Estimated fair Value 2002 ThCh$
Assets
Cash	44,466,388	44,466,388	4,517,561	4,517,561
Time deposits	17,133,889	17,133,889	22,538,232	22,538,232
Trade accounts receivable	35,239,325	35,239,325	33,650,611	33,650,611
Marketable securities	1,631,078	1,631,078	5,006,520	5,006,520
Other investments	12,359,170	12,359,170	15,882,610	15,882,610

Liabilities
Short-term debt	258,570,432	296,643,512	69,862,385	74,749,473
Long-term debt	672,348,881	692,919,111	910,624,318	875,752,421
Derivative financial Instruments (1):
Interest rate swap agreement		(8,560,692)	—	(14,921,951)
Forward exchange contacts	39,700,272	39,700,272	8,213,624	8,211,724

(1)	AES Gener enters into forward exchange swaps, interest rate swaps and foreign currency forward contracts in order to hedge its exposure to non-U.S. dollar foreign currency and interest rate fluctuations related to Long-term bank liabilities and Bonds payable, respectively. The Company also, from time to time enters into foreign currency exchange contracts to transfer its exposure in U.S. dollars to an exposure in UF. The Company’s accounting policy for such contracts is described in Note 1(v).

The Company is exposed to credit related losses in the event of non-performance by counterparties to these financial instruments, but does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

The notional amounts, carrying amounts and fair values of these contracts are as follows:

	As of December 31, 2001			As of December 31, 2002
	Notional amount ThCh$	Carrying Amount ThCh$	Fair Value ThCh$	Notional Amount ThCh$	Carrying Amount ThCh$	Fair Value ThCh$
Derivative Financial Instrument
Interest rate swap agreement	159,355,267	—	(8,560,692)	147,720,125	—	(14,921,951)

Total	159,355,267	—	(8,560,692)	147,720,125	—	(14,921,951)

The amounts of credit risk to which the Company is exposed in the event of the nonperformance by counterparts under these agreements is shown by the fair values of the gross amounts receivable by the Company in the above table.

(j)	Disclosure regarding interest capitalization:

	Year ended December 31,
	2000 ThCh$	2001 ThCh$	2002 ThCh$
Interest cost incurred	41,338.234	73,563,794	72,714,795
Interest capitalized under Chilean GAAP	8,244,174	646,108	107,792
Interest capitalized under U.S. GAAP	10,522,603	646,108	917,617

(k)	Marketable Securities

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

Available-for-sale securities are as follows:

	As of December 31, 2001
	Carrying Value ThCh$	Unrealized Holding Gains or (Losses) ThCh$	Market Value ThCh$
Units in mutual funds	1,631,078	—	1,631,078
Others	—	—	—

Total	1,631,078	—	1,631,078

	As of December 31, 2002
	Carrying Value ThCh$	Unrealized Holding Gains or (Losses) ThCh$	Market Value ThCh$
Units in mutual funds	4,756,045	—	4,756,045
Others	250,475	—	250,475

Total	5,006,520	—	5,006,520

The investments were included in current assets on the consolidated balance sheet, and mature within one year.

(l)	Employee Benefit Plans

AES Gener S.A. and its subsidiaries sponsor various benefit plans for its current and retired employees. A description of such benefits are as follows:

I. Staff Severance Indemnities

The provision for staff severance indemnities, included in the account “Other long-term liabilities” is calculated in accordance with the policy set forth in Note 1 (q), using the current salary levels of all employees covered under the staff severance indemnities agreement, an assumed discount rate of 8% for the year ended December 31, 2002 (10% at December 31, 2001) and an estimated average service period of 31 years.

The present value of the liability for staff severance indemnity as of December 31, 2001 and 2002 was ThCh$1,554,805 and ThCh$1,186,440, respectively. Amounts charged to income related to staff severance indemnities were ThCh$869,820, ThCh$6,401,390 and ThCh$491,748 for the years ended December 31, 2000, 2001 and 2002, respectively. Payments for the years ended December 31, 2000, 2001 and 2002 were ThCh$968,418, ThCh$6,402,426 and ThCh$658,823, respectively.

II. Other Benefits for Retired Personnel

Other benefits provided to certain retired personnel of AES Gener include electrical service rate subsidies, additional medical insurance and additional post-retirement benefits. For the years ended December 31, 2000, 2001 and 2002, the Company paid ThCh$675,403, ThCh$649,312 and ThCh$308,955 respectively, for electrical rate service, medical expenses and pension expenses of such retired personnel.

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

As discussed in Note 1 (s), the Company has accounted for the total liabilities related to voluntary pension plan benefits and other post-retirement benefits as stipulated in collective bargaining agreements beginning January 1, 1999 under Chilean GAAP. Prior to 1999, amounts paid to retired employees related to such benefits were expensed as cash disbursements were made. Under US GAAP, post-retirement employee benefits have been accounted for in accordance with SFAS No. 87 and SFAS No. 106. The Company’s policy is to recognize actuarial gains/losses immediately in the income statement. The effects of accounting for post-retirement benefits under US GAAP have been presented in Note 36. The following data are presented under US GAAP for Gener’s post-retirement benefit plans:

	Pension Benefits		Other Benefits
	2001 ThCh$	2002 ThCh$	2001 ThCh$	2002 ThCh$
Changes in Benefit (obligations)
Benefit (obligations) at January 1	(2,617,175)	(2,201,389)	(2,152,644)	(2,498,142)
Interest cost	(261,718)	(176,111)	(215,265)	(199,851)
Actuarial gain (loss)	323,972	(106,364)	(426,013)	(472,978)
Benefits paid	353,532	337,167	295,780	294,798

Benefit (obligations) at December 31	(2,201,389)	(2,146,697)	(2,498,142)	(2,876,173)

Funded Status of the Plans
Obligation (greater than) assets	(2,201,389)	(2,146,697)	(2,498,142)	(2,876,173)
Unrecognized net transition obligation	391,534	261,023	1,108,027	1,015,691
Unrecognized net prior service cost	—	—	—	—
Unrecognized actuarial (gain) loss	—	—	—	—

Net liability recorded under US GAAP	(1,809,855)	(1,885,674)	(1,390,115)	(1,860,482)

Net (liability) recorded in Gener’s consolidated balance sheet consists of:
Accrued benefit liability	(2,201,389)	(2,146,697)	(1,390,115)	(1,860,482)
Intangible asset	391,534	261,023		—

Net liability recorded under US GAAP	(1,809,855)	(1,885,674)	(1,390,115)	(1,860,482)
.
Assumptions as of December 31
Discount rate	10%	8%	10%	8%

Components of net periodic benefit cost
Interest cost	(261,718)	(176,111)	(215,265)	(199,851)
Amortization of transition obligation	(130,511)	(130,511)	(92,432)	(92,336)

Net periodic benefit cost	(392,229)	(306,622)	(307,697)	(292,187)

Assumed medical benefits cost trend rates have a significant effect on the amounts reported for the medical benefits plan. A one—percentage—point change in assumed medical benefits cost trend rates would have the following effect:

	1 Percentage Point increase ThCh$	1 Percentage Point decrease ThCh$
Effect on total of service and interest cost component	0.843	(0.974)
Effect on postretirement benefit obligations	8,428	(9,744)

Pension Retirement Benefits—Chivor

Colombian law requires that pension benefits be paid to all retired employees who have reached certain requirements of age and length of service. In accordance with Law N° 100 of 1993, beginning April 1, 1994. Chivor has funded its pension obligation through payments made to the Instituto de Seguros Sociales (Colombian Institute of Social Security) and other private pension funds. For pensioners not covered by the provisions of Law N° 100, Chivor obtains an actuarial report each year updating the value of its pension obligation. In addition, as of December 31, 2002 there was a special voluntary early retirement plan which was taken by 14 employees. Benefits covered in this reserve amount include monthly pension benefits, surviving-spouse pension benefits, Christmas bonuses and the additional one-month’s pension paid to pensioners in June of each year. The following data is provided for Chivor’s pension plan:

	Pension Benefits		Other Benefits
	2001 ThCh$	2002 ThCh$	2001 ThCh$	2002 ThCh$
Changes in Obligations
Obligation as of January 1	(1,266,890)	(1,538,637)	(314,467)	(561,276)
Service cost	—	(40,366)	—	—
Interest cost	—	(147,430)	(24,625)	(30,968)
Actuarial gain (loss)	(272,768)	—	(319,971)	(147,494)
Additional minimum liability		(757,153)
Benefits paid	98,780	185,649	122,054	354,928
Currency adjustments	(97,759)	164,924	(24,267)	66,632

Obligation as of December 31, (1)	(1,538,637)	(2,133,013)	(561,276)	(318,178)

Assumptions as of December 31,
Discount rate	5%	5%	—	—
Rate of compensation increase	0%	0,5%	—	—

Components of Net Periodic
Benefit Expenses
Service cost	—	40,366	—
Interest cost	—	147,430	24,625	30,969
Recognized actuarial loss (gain)	272,768	—	319,972	64,514

Net periodic benefit expense	272,768	187,796	344,597	95,483

(1)	The provision for others benefits has been classified as a provision for staff severance indemnity in Chilean GAAP (Note 20).

(m)	Restrictions on payment of dividends

The Company has no undistributed earnings in companies accounted for under the equity method. Therefore there are no restrictions on the payment of dividends. Dividends received from such companies totaled ThCh$23,393,094 for the year ended December 31, 2002

(n)	Pledges granted

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

As part of the financing obtained by our wholly-owned subsidiary Energía Verde S.A., in November 2001, AES Gener S.A. pledged all our shares in favor of Banco Crédito e Inversiones and Scotia Bank Sudamericano.

Summarized financial information for each of these companies is as follows:

	Percentage of Participation 2002	Net assets of subsidiary ThCh$
Interandes S.A.	100%	30,269,346

Termoandes S.A.	100%	63,700,122

Chivor S.A. E.S.P.	99.98%	230,388,141

Energía Verde S.A.	100%	20,424,700

(o)	Asset Retirement Obligations:

The Company will adopt Statement of Financial Accounting Standards (“SFAS”) N° 143, Accounting for Asset Retirement Obligations, effective January 1, 2003. Under SFAS 143, entities are required to record the fair value of a legal liability for an asset retirement obligation in the period in which it is incurred. When a new liability is recorded the entity capitalizes the costs of the liability by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. At retirement, an entity settles the obligation for its recorded amount or incurs a gain or loss.

The Company has completed a detailed assessment of the specific applicability and implications of SFAS 143, determining that it will have an effect on the following subsidiaries:

Energía Verde S.A.

Sociedad Eléctrica Santiago S.A.

A general description of the asset retirement obligations and the associated long-lived assets is as follows:

a)	Energía Verde S.A. has energy, capacity and steam supply contracts for its power plants located in San Francisco de Mostazal, Laja and Constitución. Such contracts were entered into on January 1st 2000; September 1st 1995; and March 1st 1995, respectively, and they are in force until 2010, 2012 and 2016, respectively.

The power plants are located on land given in usufruct and, when the contracts terminate, the lands must be returned in the same condition in which it was contracted out, in accordance with the provisions set forth in the contracts.

b)	Sociedad Eléctrica Santiago S.A. signed a lease contract with its parent company Gener S.A. for land where Central Nueva Renca was built, on March 4th 1996, due in March 2029.

One of the clauses sets forth that, at the end of the contract, Sociedad Eléctrica Santiago has to return the land in the same condition in which it was contracted out, for which it shall have a year from the termination date to do.

The fair value of the liability for the asset retirement obligation that will be capitalized on January 1, 2003 amounts to ThCh$916,871. This amount will be amortized in the remaining useful life of the assets, and the liability will increase during the same period at an annual interest rate of 9.89%.

(p)	Derivate instruments and hedging activities

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

(q)	Resent accounting pronouncement

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

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement N°149 (SFAS N°149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities. FAS N° 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS N°133. SFAS N°149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS N°133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist. AES Gener S.A. is evaluating the effect, if any, that SFAS N°149 will have on its results of operating its financial position and its cash flows.

In June, 2003, the Financial Accounting Standards Board (“FASB”)issued Statement of Financial Accounting Standards No. 150 (“SFAS No. 150”), “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement clarifies classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires classification of financial instruments within a company’s scope as liabilities. Such financial instruments may include mandatorily redeemable shares, financial instruments which embody an obligation to repurchase shares or require issuer to settle the obligation by transferring assets, or financial instruments that embody an unconditional obligation, or, in certain circumstances, an unconditional obligation. The Company believes that the adoption of this pronouncement will not have an impact on its statements of financial condition, its statements of operations or cash flows.

In January, 2003, Emerging Issues Task Force (“EITF”) 00-21, “Revenue Arrangements with Multiple Deliverables,” was issued, which is applicable for all revenue arrangements of this nature entered into after June 15, 2003. This EITF applies to all deliverables within contractually binding arrangements in all industries in which a vendor will perform multiple revenue-generating activities with certain exceptions. The application guidance contains guidance on 1) how these arrangements should be measured; 2) whether the arrangement should be divided into separate units of accounting, and 3) how the arrangement consideration should be allocated among the separate units of accounting. The Company believes that the issuance of this EITF will have no impact on its statements of financial condition, its statements of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FIN 45). FIN 45 requires additional disclosures by guarantors about obligations under guarantees that it has issued. This statement also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of obligations undertaken in issuing guarantees. The disclosure requirements for FIN 45 are effective for financial statements of interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements are applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The Company does not believe that the adoption of this Interpretation will have an impact on its statements of financial condtion, its statements of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51). FIN 46 addresses consolidation by business enterprises of variable interest entities, which are entities subject to consolidation according to the provisions of FIN 46. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For existing interests as of January 31, 2003, FIN 46 is effective on July 1, 2003. The Company does not believe that it has any variable interest entities.

Gener S.A. and Subsidiaries

Schedule II—Valuation and Qualifying Accounts

(in thousands of constant Chilean pesos of December 31, 2001)

	Balance at Beginning of period	Additions charged to costs and expenses	Deductions	Other	Balance at end of period
December 31, 2000
Allowance for doubtful Accounts receivable	154,673	2,332,324	—	—	2,486,997
December 31. 2001
Allowance for doubtful Accounts receivable	2,486,997	1,195,306	6,713	—	3,675,590
December 31. 2002
Allowance for doubtful Accounts receivable	3,675,590	343,822	1,000,768	—	3,018,644