Form 20-F
period 2003-12-31
AES GENER INC
filed 2004-02-20
CIK 926075

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2003
or
☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transmission period from to
Commission file number 1-13210

AES GENER S.A.
(Exact Name of Registrant as Specified in its Charter)

AES GENER INC.
(Translation of Registrant's Name into English)

Republic of Chile
(Jurisdiction of Incorporation or Organization)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago, Chile
(Address of Principal Executive Offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
6 1/2% Notes due 2006	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

The number of outstanding shares of each of the issuer's classes of capital or common stock at December 31, 2003 was: 5,672,752,777 shares of capital stock of AES Gener S.A., without nominal (par) value.

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

Item 17 ☐                             Item 18 ☒

i

PRESENTATION OF INFORMATION

        In this annual report, unless the context requires otherwise, the terms "AES Gener", "we", "us" and "our" refer to AES Gener S.A. and its subsidiaries on a consolidated basis.

        Our audited consolidated financial statements and, unless otherwise indicated, the other financial information presented in this annual report, are presented in Chilean pesos in conformity with generally accepted accounting principles in Chile, or Chilean GAAP, and the rules of the Superintendencia de Valores y Seguros, the Chilean Superintendency of Securities and Insurance, or SVS. Chilean GAAP differs in certain important respects from generally accepted accounting principles in the United States, or U.S. GAAP. See note 37 to our audited consolidated financial statements for the years ended December 31, 2002 and 2003 contained in Item 18 herein for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us. Note 37 to our audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 also contains a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2001, 2002 and 2003 and our total shareholders' equity at December 31, 2002 and 2003. Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency of a company. Management has determined the U.S. dollar to be AES Gener's functional currency in accordance with the Statement of Financial Accounting Standards, or SFAS, No. 52. Therefore, by applying the procedures specified in SFAS No. 52, we have remeasured the audited consolidated financial statements as of December 31, 2001 and 2002 into U.S. dollars, in accordance with U.S. GAAP. Subsequent to the filing of our December 31, 2002 and 2001 financial statements, we determined that an error had been made in accounting for the provision for current tax expenses for the years 2001 and 2002, which resulted in a higher tax loss carryforward for those years. This increase in the tax loss carryforward resulted in the recognition of a higher deferred tax asset of Ch$3,139 million and Ch$ 2,835 million for the years 2001 and 2002, respectively. The financial data relating to the years ended December 31, 2001, 2002 and 2003 is presented in constant Chilean pesos of December 31, 2003 purchasing power.

        Unless otherwise specified, references herein to "U.S. dollars", "dollars", "$" or "US$" are to United States dollars, references to "peso" or "Ch$" are to Chilean pesos, the legal currency of Chile, references to "Col$" are to Colombian pesos, the legal currency of Colombia, references to "Arg$" are to Argentine pesos, the legal currency of Argentina, references to "RD$" are to Dominican Republic pesos, the legal currency of the Dominican Republic, and references to "UF" are to Unidad de Fomento. The Unidad de Fomento is an inflation-indexed, Chilean peso-denominated monetary unit that is linked to, and set daily in advance to reflect changes in, the previous month's Chilean consumer price index. As of December 31, 2003, one UF was equivalent to Ch$16,920.

        For your convenience, we have translated certain peso amounts into U.S. dollars. Unless otherwise indicated, information regarding the U.S. dollar equivalents of amounts in pesos is based on the daily observed exchange rate reported by the Chilean Central Bank for December 31, 2003 (the rate we used for December 31, 2003 financial reporting purposes), which was Ch$593.8 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. The exchange rate between the Colombian peso and the U.S. dollar used by us for December 31, 2003 financial reporting purposes was Col$2,778.21 = US$1.00. The exchange rate between the Argentine peso and the U.S. dollar used by us for December 31, 2003 financial reporting purposes was Arg$2.935 = US$1.00. The exchange rate between the Dominican Republic peso and the U.S. dollar used by us for December 31, 2003 financial reporting purposes was RD$35.0 = US$1.00. No representation is made that the peso, U.S. dollar or other currency amounts shown in this annual report could have been or could be converted into U.S. dollars or pesos at such rate or at any other rate.

        For the purposes of Chilean GAAP, we consolidate the results of operations of a company defined as a filial, or subsidiary, in accordance with Ley Sobre Sociedades Anónimas, Ley No. 18,046, or the Chilean Corporations Law. In order to consolidate the results of operations of a company, we must satisfy, in general, one of two criteria. We must either:

  •
  control, directly or indirectly, more than a 50.0% voting interest in such company; or

  •
  nominate or have the power to nominate a majority of the board of directors of such company if we control 50.0% or less of the voting interest in such company.

        Our most significant consolidated subsidiaries include:

  •
  Norgener S.A., or Norgener, which is 100.0% owned by us and operates a 277 MW coal-fired plant in northern Chile;

  •
  Energía Verde S.A., or Energía Verde, which is 100.0% owned by us and operates two cogeneration plants and a gas peaking turbine with a total nominal capacity of 42.4 MW, as well as two steam generation plants in south-central Chile;

  •
  Sociedad Eléctrica Santiago S.A., or Eléctrica Santiago, which is 90.0% owned by us and operates a 379 MW combined-cycle plant in Santiago, Chile;

  •
  TermoAndes S.A., or TermoAndes, which is 100.0% owned by us and operates a 642.8 MW combined-cycle plant in Salta, Argentina;

  •
  InterAndes S.A., or InterAndes, which is 100.0% owned by us and operates a 345 kV transmission line from the TermoAndes plant in Argentina to the Chilean border; and

  •
  Chivor S.A. E.S.P., or Chivor, which is 99.9% owned by us and operates a 1,000 MW hydroelectric plant in Colombia.

        In accordance with the segment definitions found in note 37 to our audited consolidated financial statements included in this annual report, the term "our Chilean Operations" refers to the operations of AES Gener, Norgener, Energía Verde and Eléctrica Santiago, "our Argentine Operations" refers to TermoAndes and InterAndes and "our Colombian Operations" refers solely to Chivor.

        As used in this annual report the term "equity-method investee" refers to an entity in which we have an ownership interest between 10% and 50%, in accordance with Chilean GAAP, and, accordingly, whose results of operations are not consolidated in our results of operations. Our most significant equity-method investees are:

  •
  Empresa Eléctrica Guacolda S.A., or Guacolda, which is 50.0% owned by us and operates a 304 MW generation facility in Chile;

  •
  Empresa Generadora de Electricidad Itabo S.A., or Itabo, which is 25.0% owned by us and operates a 586.5 MW generation facility in the Dominican Republic;

  •
  Gasoducto GasAndes Argentina S.A., or GasAndes Argentina, an Argentine company that is 13.0% owned by us and transports natural gas through a pipeline from the Province of Mendoza in Argentina to the Chilean border; and

  •
  Gasoducto GasAndes S.A., or GasAndes Chile, a Chilean company that is 13.0% owned by us and transports natural gas through a pipeline from the Argentine border to the Santiago Metropolitan Region.

        Unless otherwise indicated, information with respect to our electrical capacity includes the total capacity of AES Gener S.A., together with the total capacity of each of our consolidated subsidiaries.

CALCULATION OF ECONOMIC INTEREST

        Except in our audited consolidated financial statements, and unless otherwise specified, references to our percentage interest in a subsidiary or equity-method investee refer to our level of economic interest in that subsidiary or equity-method investee. Our economic interest in a subsidiary or equity-method investee is calculated by multiplying our percentage ownership interest in a directly held subsidiary or equity-method investee by the percentage ownership interest of any entity in the chain of ownership of such ultimate subsidiary or equity-method investee. For example, if we own 60% of a directly held subsidiary that owns 40% of an equity-method investee, our economic ownership interest in that equity-method investee would be 24%.

TECHNICAL TERMS

        In this annual report references to "GW" and "GWh" are to gigawatts and gigawatt hours, respectively, references to "MW" and "MWh" are to megawatts and megawatt hours, respectively, references to "kW" and "kWh" are to kilowatts and kilowatt-hours, respectively, and references to "kV" are to kilovolts. Unless otherwise indicated, statistics provided throughout this annual report with respect to electricity generation facilities are expressed in MW, in the case of the nominal capacity of such facilities, and in GWh, in the case of the aggregate electricity production of such facilities. One GW = 1,000 MW, and one MW = 1,000 kW. Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours. "Nominal capacity" means the total amount of capacity in any company or system.

STATISTICAL INFORMATION

        Statistical information contained in this annual report regarding the economies of, and electricity industries in, Chile, Colombia, Argentina and the Dominican Republic, and regarding the competitors of AES Gener S.A. and its subsidiaries and equity-method investees in those industries, is based on material obtained from public sources, including publications and materials from participants in those industries and from government entities, such as CDEC-SIC, CDEC-SING, the Chilean Central Bank and CAMMESA, among others. We believe such information is accurate, but we have not independently verified it.

FORWARD-LOOKING STATEMENTS

        Except for the historical information contained in this annual report, certain matters discussed herein, including without limitation under "Information on the Company" and "Operating and Financial Review and Prospects", contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Although we believe that in making any such statements our expectations are based on reasonable assumptions, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. When used in this annual report the words "anticipates", "believes", "expects", "intends" and similar expressions, as they relate to us or our management, are intended to identify such forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties. There are important factors that could cause actual results to differ materially from those in forward-looking statements, certain of which are beyond our control. These factors, risks and uncertainties include the following:

  •
  our and our equity-method investees' ability to implement capital investment programs, including the ability to arrange financing where required, and to complete contemplated refinancings;

  •
  trends affecting our and our equity-method investees' financial condition or results of operations;

  •
  the nature and extent of future competition in our and our equity-method investees' principal markets;

  •
  political, economic, regulatory and demographic developments in Chile, Colombia, Argentina, the Dominican Republic and other countries where we and our equity-method investees currently do business or may do business in the future; and

  •
  our dividend policy.

        Accordingly, we cannot assure you that any of the events anticipated by the forward-looking statements will transpire or occur, or, if any of them do, what impact they will have on our results of operations or financial condition. We do not intend, and undertake no obligation, to publicly revise any forward-looking statements that have been made to reflect the occurrence of events after the date hereof.

v

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

Not Applicable.

Item 3.    Key Information

A.    Selected Financial Data

        The following table presents selected consolidated financial and statistical information for each of the periods indicated. This information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 37 to our audited consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2001, 2002 and 2003 and our total shareholders' equity as of December 31, 2001, 2002 and 2003. Financial information presented below as of and for the years ended December 31, 1999-2003 is presented in constant pesos of December 31, 2003 purchasing power.

	For the year ended December 31,
	1999	2000	2001	2002	2003	2003
	(millions of constant Ch$ of December 31, 2003)					(millions of US$) (1)
Income Statement Data:
Chilean GAAP: (2)
Operating Revenues	495,999	473,664	360,994	374,257	362,332	610
Income from operations	89,846	83,518	73,072	119,049	109,953	185
Net Income (3)	7,211	2,367	(2,091)	35,576	53,678	90
Income from operations per share	16	15	13	21	19	0.03
Weighted average shares outstanding (000s)	5,881,996	5,632,079	5,672,743	5,672,753	5,672,753	5,672,753
Capital stock (000s)	5,630,563	5,672,738	5,672,753	5,672,753	5,672,753	5,672,753
U.S. GAAP:
Operating Revenues	438,920	441,624	376,011	358,375	315,393	531
Income from operations	76,465	77,869	115,150	117,406	96,904	163
Income from continuing operations	17,205	2,207	59,377	40,944	20,552	35
Net income (3)	17,205	2,207	50,789	38,309	20,348	34
Income from operations per share	13	14	20	21	17	0.03
Income from continuing operations per share	3	0	10	7	4	0.01

	At December 31,
	1999	2000	2001	2002	2003	2003
	(In millions of constant Ch$ of December 31, 2003)					(millions of US$, except ratios) (1)
Balance Sheet Data:
Chilean GAAP: (2)
Total assets	2,201,687	2,342,165	1,926,634	1,903,543	1,657,046	2,791
Long term liabilities	927,612	840,399	798,163	975,596	739,118	1,245
Total shareholders' equity	892,028	894,882	748,071	784,778	808,604	1,362
Ratio of total shareholder's equity to total assets (4)	0.41	0.38	0.39	0.41	0.49	0.49
U.S. GAAP:
Total assets	1,657,510	1,954,784	1,518,858	1,573,160	1,229,033	2,070
Long term liabilities	812,958	788,444	664,630	896,414	677,888	1,142
Total shareholders' equity	523,221	598,284	332,154	394,793	359,767	606
Ratio of total shareholder's equity to total assets (4)	0.32	0.31	0.22	0.25	0.29	0.29
	At December 31,
	1999		2000		2001		2002		2003		2003
	(in millions of constant Ch$ of December 31, 2003)										(In US$ except ratio, share and operating data) (1)
Other Consolidated Financial Data: (2)
Chilean GAAP
Consolidated ratio of earnings to fixed charges (5)	1.48		1.18		1.16		1.54		1.89		1.89
Net income per share (Ch$)	1.28	(7)	0.42	(7)	(0.37)	(8)	6.27	(8)	9.46	(8)	0.02
Dividends per share (Ch$)	2.5	(7)	1.23	(7)	26.83	(8)	0.00	(8)	5.24	(8)	0.01
U.S. GAAP
Consolidated ratio of earnings to fixed charges (5)	1.63		1.20		1.61		1.52		1.82		1.82
Net income per share	2.93	(7)	0.39	(7)	8.95	(8)	6.75	(8)	3.59	(8)	0.01
Diluted net income per share	1.91	(7)	—	(7)	8.22	(8)	N/A		N/A		N/A
Dividends per share	0.00	(7)	0.00	(7)	0.04	(8)	—	(8)	0.01	(8)	0.01
Operating Data: (6)
Total MW Installed Capacity	4,608		5,252		3,092		3,123		3,123
Total GWh Produced	16,433		16,718		8,958		10,169		10,188
Total GWh Sold	23,471		24,149		14,612		15,748		15,263

(1)
Solely for the convenience of the reader, Chilean peso amounts have been translated into dollars at the rate of Ch$593.8 per U.S. dollar, the daily observed exchange rate for December 31, 2003, for amounts given as of or through December 31, 1999, 2000, 2001, 2002 and 2003. You should not construe the translation of currency amounts in this 20-F report to be representations that the Chilean peso amounts actually represent current U.S. dollar amounts or that you could convert Chilean peso amounts into U.S. dollars at the rate indicated or at any other rate.

(2)
For the sole purpose of our annual report filed on Form 20-F, we have modified our Chilean financial statements previously filed with the SVS in order to recognize the error made in accounting for the accrual related to the tax deductible net loss for the years ended December 31, 2001 and 2002.

(3)
Includes the effects under U.S. GAAP of discontinued operations.

(4)
Ratio of total shareholders' equity to total assets is calculated by dividing total shareholders' equity by total assets. Total shareholders' equity as presented under "Chilean GAAP" in the Balance Sheet Data above includes paid-in capital, reserve for monetary correction of capital, share premium accounts, other reserves, future dividends reserve, retained earnings and net income for the period.

(5)
For the purposes of calculating the consolidated ratio of earnings to fixed charges, "earnings" consist of income before income taxes plus fixed charges (excluding capitalized interest), and amortization of previously capitalized interest. "Fixed Charges" include interest expense, capitalized interest and amortization of debt issuance costs.

(6)
Data for each period is on a pro forma basis to give effect to decreases in MW of nominal capacity, GWh produced and GWh sold resulting from asset sales after each such period.

(7)
For the years 1999 and 2000, the effects of both price-level restatement and the remeasurement are excluded.

(8)
For the years 2001, 2002 and 2003, the effects of price-level restatement are excluded while the remeasurement effect is included.

Exchange Rates

        Chile has two currency markets, the Mercado Cambiario Formal, or Formal Exchange Market, and the Mercado Cambiario Informal, or Informal Exchange Market. The Formal Exchange Market is comprised of banks and other entities authorized by the Chilean Central Bank. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Chilean Central Bank is empowered to determine that certain purchases and sales of foreign currencies must be carried out on the Formal Exchange Market. Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Chilean Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market.

        For the purposes of the operation of the Formal Exchange Market, the Chilean Central Bank sets a dólar acuerdo, or Reference Exchange Rate. The Reference Exchange Rate is reset daily by the Chilean Central Bank, taking into account internal and external inflation and variations in parities between the Chilean peso and each of the U.S. dollar, the Japanese yen and the Euro at a ratio of 80:5:15, respectively. In order to keep the average exchange rate within certain limits, the Chilean Central Bank may intervene by buying or selling foreign currency on the Formal Exchange Market. The dólar observado, or Observed Exchange Rate, which is reported by the Chilean Central Bank and published daily in the Chilean newspapers, is computed by taking the weighted average of the previous business day's transactions on the Formal Exchange Market. On September 2, 1999, the Chilean Central Bank eliminated the band within which the Observed Exchange Rate could fluctuate, in order to provide greater flexibility in the exchange market. Nevertheless, the Chilean Central Bank has the power to intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.

        The Informal Exchange Market reflects transactions carried out at an informal exchange rate, or the Informal Exchange Rate. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. Since 1993, the Observed Exchange Rate and the Informal Exchange Rate have typically been within less than 1% of one another.

        The following table sets forth the annual low, high, average and year-end Observed Exchange Rate for U.S. dollars for each year starting in 1999 as reported by the Chilean Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Observed Exchange Rate of Ch$ per US$ (1)

	Low (2)	High (2)	Average (3)	Year-end
1999	468.69	550.93	512.43	527.70
2000	501.04	580.37	542.62	572.68
2001	557.13	716.62	636.39	656.20
2002	641.75	756.56	694.46	712.38
2003	593.10	758.21	691.54	599.42
August 2003	697.11	713.22	703.77	—
September 2003	655.92	697.91	675.44	—
October 2003	628.10	661.63	646.07	—
November 2003	616.34	632.23	625.47	—
December 2003	593.10	621.27	602.90	—
January 2004	559.21	596.78	573.64	—

Source:    Chilean Central Bank

(1)
In nominal (non-inflation adjusted) pesos.

(2)
Exchange rates are the actual high and low, on a day-to-day basis, for each period.

(3)
The average of monthly rates during the period.

        On February 12, 2004, the Observed Exchange Rate as reported by the Chilean Central Bank was Ch$582.45 per US$1.00.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

  Risk Factors Related to AES Gener

  Our businesses are subject to extensive governmental legislation and regulation.

        As regulated electric companies, we and our equity-method investees are subject to the extensive regulation of various aspects of our businesses. The current regulatory framework governing electricity utility businesses has been in existence in Chile since 1982, in Colombia since 1994, in Argentina since 1992 and in the Dominican Republic since 1999. We are also subject to environmental regulations, which, among other things, require us to perform environmental impact assessments of future projects and obtain regulatory permits. As with any regulated company, we cannot assure you that the laws or regulations in the countries where we have operations or investments will not change, or be interpreted, in a manner that could adversely affect us or our equity-method investees or that any environmental impact assessment will be approved by government authorities. For example, in May 2001 the Chilean government issued Resolution No. 88, under which electricity generators such as AES Gener are required to provide power to distribution companies in the Sistema Interconectado Central, or SIC, if such companies are unable to freely contract for adequate power to meet their customers' needs. This resolution effectively requires us to supply more energy to distribution companies than we have otherwise freely contracted for, thereby increasing our exposure to the spot market. See

"Item 4. Information on the Company—Business Overview—Regulation of Electricity Generation in Chile, Colombia, Argentina and the Dominican Republic".

  Weather conditions in the SIC and Colombia could have a direct effect on our operations in the electricity sector and could also lead to governmental involvement.

        Our operations in the SIC and Colombia can be substantially impacted by hydrological conditions and the effects that such weather conditions can have on the prices of energy.

        In recent years, our contracted energy in the SIC has grown beyond our generation capabilities, particularly during peak hours. Therefore, we have to purchase electricity at spot prices in order to meet our commitments. As a result, future drought conditions, which generally result in higher prices for energy, will necessitate purchases at higher prices on the spot markets in addition to generation by our less cost-efficient units. Although we have plans to construct a transmission line between Chile and Argentina, to convert an oil/diesel-fired facility we own in the SIC into a combined-cycle natural gas dependent plant, and to develop new combined-cycle plants in the SIC to reduce our exposure to drought conditions, droughts could adversely affect our operations and financial condition until these projects are completed. In addition, during periods of extreme drought conditions, Chilean authorities may impose electricity rationing and may require us to pay regulatory penalties related to the operation of our business. For example, if we are required to buy electricity on the spot market during a period in which a rationing decree is in effect, we may be required to pay a "shortage cost", which is the cost to consumers for not having energy available that is set by regulatory authorities to other generators. If any end-consumers fail to receive electricity, we must pay them a compensation payment based on the "shortage cost".

        In Colombia, our energy output generated under contract is presently lower than our expected hydroelectric generation. As a result, since 2001, we have been selling between 22% and 30% of our electricity on the spot market. Due to the Colombian market structure, our Chivor business must submit bids for the sale of its generation, and its revenues from spot market sales are subject to the variable price of electricity, which depend on current market and electric system conditions at any point in time. Spot market prices depend directly on hydrological weather conditions, with prices increasing in dry years and falling in wet years. Thus, revenues received from Chivor's spot market transactions may fluctuate and affect our operating results.

        We cannot assure you that the level of our future contractual commitments in the SIC or Colombia will be appropriate for the weather conditions prevailing at that time. In addition, severe weather conditions may lead to governmental intervention, imposing power rationing and penalties on companies involved in the electricity sector, which could have a negative impact on our operations and financial condition.

  In the future, we may review the book values of our assets and may determine that such book values have been impaired.

        When events or circumstances warrant, we review the book values of our assets to determine whether there has been an impairment of the value of any of our assets. Due to unfavorable economic and regulatory conditions in Colombia and excess capacity in the SING that had resulted in dispatch limitations and low prices to our Argentine asset TermoAndes/InterAndes, we have recently performed impairment tests under Chilean GAAP and U.S. GAAP with respect to our Colombian asset, Chivor, and our Argentine asset, TermoAndes/InterAndes. At this time, we do not believe that any impairment-related adjustments to the book values of these assets are necessary. In the future, we will continue to review the book values of our assets. We cannot assure you that any such review will not require adjustments to the book values of our assets, including Chivor and TermoAndes/InterAndes.

A substantial portion of our operations is conducted through subsidiaries and equity-method investees.

        We conduct a substantial portion of our operations through our subsidiaries and equity-method investees. In 2003, about 49% of our operating revenues were accounted for by our subsidiaries. Generally, claims of creditors of a subsidiary or an equity-method investee, guarantees issued by a subsidiary or an equity-method investee and claims of preferred stockholders of a subsidiary or an equity-method investee will have priority with respect to its assets and earnings over the claims of creditors of its parent company or other shareholders, except to the extent that the claims of creditors of the parent company are guaranteed by the subsidiary or the equity-method investee. Additionally, the ability of each of our subsidiaries and equity-method investees to pay dividends may be restricted by, among other things, its ability to generate cash flows from operations, the laws of the jurisdiction of its incorporation, and the financing agreements to which it is a party. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources" in our Form 20-F attached hereto for a description of AES Gener S.A.'s and its subsidiaries' outstanding debt.

  Our financial results can be adversely affected by foreign exchange fluctuations.

        The Chilean peso, the Colombian peso and the Argentine peso have been subject to large devaluations in the past and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in U.S. dollars and, although a substantial portion of our revenues in Chile is linked in part to U.S. dollars, we generally have been, and will continue to be, exposed to fluctuations of the Chilean peso against the dollar because of time lags and other limitations in the indexation of Chilean tariffs to the U.S. dollar. Furthermore, in the event of a devaluation of the Chilean peso under Chilean GAAP, we are required to account in Chilean pesos for 100% of the losses relating to our U.S. dollar-denominated indebtedness in the year that such losses occur. This can materially reduce our earnings under Chilean GAAP, thereby limiting our ability to pay or preventing us from paying dividends in excess of retained earnings. Historically, in Colombia a significant portion of our indebtedness has been denominated in U.S. dollars, but approximately 50% of our revenues have been denominated in Colombian pesos. As a result, a devaluation of the Colombian peso in relation to the U.S. dollar may adversely affect our financial condition and results of operations. In Argentina, our earnings are denominated in U.S. dollars, except for net tax credits, including VAT and others, which are denominated in Argentine pesos, and in 2003 amounted to approximately US$24.3 million. Consequently, a further devaluation of the Argentine peso may result in a decrease in our tax credits in U.S. dollar terms. Since the U.S. dollar is our functional currency for U.S. GAAP reporting purposes, our financial results are not affected by foreign exchange fluctuations, except for those asset and liability line items expressed in Chilean pesos and other non U.S.-denominated currencies, such as the UF-denominated local bond of Electrica Santiago, marketable securities and time-bank deposits held at AES Gener S.A. and our Chilean subsidiaries, among others. See "Item 5. Operating and Financial Review and Prospects—Operating Results—Impact of Inflation and Price-Level Restatement" in this annual report.

  We may be unable to successfully implement our capital investments.

        The success of our capital investments will depend on numerous factors, including the cost and availability of financing and the effect of delays or difficulties in obtaining regulatory approvals and permits. Although we have experience with large-scale construction projects, the construction of new facilities may be adversely affected by factors commonly associated with such projects, which will have an adverse effect on our market share.

  A significant portion of our revenues is derived from long term energy supply contracts, and we cannot assure you that we will be able to renew these contracts on favorable terms or at all.

        For the year ended December 31, 2003, we derived approximately 40.5% of our Chilean operating revenues from long term electricity sales contracts with unregulated customers. Such contracts are entered into at the market prices prevailing at the time of execution and, given their long term nature, their value may deviate from the market price of electricity at different points during the lives of the contracts. We cannot assure you that we will be able to renew any such contracts upon expiration, or that if we do renew such contracts, the renewal will be at prices that are as favorable as the original prices.

  Our ability to refinance our debt facilities could be adversely affected by variations in our international and local credit ratings and for other reasons.

        We have plans to refinance a significant portion of our debt, including AES Gener S.A.'s Chilean convertible notes and Yankee notes, which come due in 2005 and 2006, respectively. Our ability to refinance our indebtedness could be adversely affected by variations in our international and local credit ratings and for other reasons.

  Lawsuits against AES Gener or its equity-method investees could adversely affect operating results.

        We and our equity-method investees sell electricity on a contractual basis to numerous distribution companies, industrial customers and electricity generation companies, among others. Additionally, we enter into other legal agreements customary to the normal conduct of business. The provisions of such contracts and agreements may be disputed by the parties from time to time, and we cannot assure you that pending or future lawsuits brought against us or our equity-method investees will not adversely affect our operations or financial condition. See "Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings" in this annual report.

  Our operations could be adversely affected by fuel price variability.

        Our and our equity-method investees' thermoelectric plants burn natural gas, coal and other petroleum-based fuels. Argentine natural gas is purchased under long term market-based contracts for the Eléctrica Santiago and TermoAndes combined-cycle units. Additionally, coal is purchased internationally as the primary fuel for several of our plants, while our peaking plants utilize petroleum-based fuels. In addition, two of our equity-method investees, Guacolda and Itabo, also burn fossil fuels. Significant increases in the market prices for these fuels would lead to higher operating costs, which could adversely affect our operations, at least until the higher fuel costs are adequately reflected in electricity prices.

  Our cash flow may be adversely affected by difficulties in collecting accounts receivable from our customers.

        In Colombia we have had difficulties in recent years in collecting payments from some of our customers, in particular distribution companies. In 2003, after repeated collection problems with a certain distribution company that owed Chivor approximately US$2 million, Chivor sold that company's debt to a third party for 10% of the balance, or US$200,000. Additionally, in the

SIC during the severe drought that occurred in 1998 and 1999, generation companies disputed the amounts to be paid for purchases made on the spot market during rationing periods, resulting in collection difficulties. We have also experienced minor problems collecting outstanding payments from certain customers in Chile. Difficulties in collecting payments for electricity supply from contract or spot market customers may adversely affect our cash flow.

Risk Factors Related to Our Chilean Operations

  We are substantially dependent on economic conditions prevailing in Chile.

        For the year ended December 31, 2003, 78% of our consolidated operating revenues were derived from our operations in Chile, including the operations of TermoAndes, which is located in Argentina although its generated electricity is sold in Chile. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions prevailing in Chile. In turn, economic conditions are substantially dependent on exports of raw materials, which depend on international prices for those raw materials. In addition, in recent years, as a result of a general deterioration in Latin American economic conditions and a reduction in both price and demand for commodities, the growth of the Chilean economy has slowed. In 2003, the gross domestic product of Chile increased at an inflation-adjusted rate estimated at 3.2%, compared to the 2.1% increase experienced in 2002. We cannot predict with certainty whether the Chilean economy or electricity consumption will grow or decline in the future or if future developments in the Chilean economy will not materially adversely affect our business, financial condition or results of operations.

  Our financial results could be adversely affected by overcapacity in the SIC and the SING.

        At present, there is no overcapacity in the SIC. In the next few years, any growth in electricity supply that outpaces growth in demand, including from certain potential interconnection projects, such as SIC-SING and SIC-SADI, as defined below, and the construction of new combined-cycle power plants, may create overcapacity in the SIC. Under those circumstances our operating revenues from regulated customers, spot sales and potential new unregulated customers could decline, and our financial results could be adversely affected.

        In the SING, excess capacity currently exists and, as a result of reliability constraints, the Economic Load Dispatch Center of the SING, or the CDEC-SING, has the power to set the maximum level of dispatch for each independent unit in the SING between 150 MW and 270 MW. While this limit had previously been set at 180 MW, it was increased in 2002 to 220 MW during peak hours and on June 17, 2003 to 240 MW during peak hours. This measure is part of the "Short-Term Operational Reliability Plan" adopted by the CDEC-SING in order to minimize the risk of energy outages in the SING, which in the past have been affected by blackouts sanctioned by the Superintendencia de Electricidad y Combustibles, the Chilean Superintendency of Electricity and Fuels, or CSEC. This dispatch restriction limits generation from all power plant facilities in the SING. As a result, TermoAndes is only able to produce and sell up to 240 MW. The dispatch limitation level set by the CDEC-SING tracks total electricity demand in the SING, which principally relates to mining activities. If further system blackouts occur, or the demand for electricity in the SING declines, the dispatch limitation may be reduced. If the dispatch level were to be reduced, TermoAndes' operating income, and over the long term, Norgener's operating income, would be adversely affected.

  Our business may be affected by natural gas supply interruptions from Argentina.

        Our subsidiary Eléctrica Santiago produces electricity by burning natural gas produced in southern Argentina and transported from there to central Argentina through a pipeline owned by

Transportadora Gas del Norte S.A., or TGN. The natural gas is then transported to Eléctrica Santiago through a pipeline owned and operated by GasAndes Argentina S.A. and GasAndes Chile S.A. that originates in Argentina and crosses into Chile through the Andes Mountains. The TGN pipeline supplies consumers in Argentina and Chile. TGN is currently experiencing financial difficulties and may not be able to invest in necessary expansions. Given the current economic, social and political instability in Argentina, interruptions in the supply and/or transportation of natural gas may occur, which would adversely affect the operations and financial condition of Eléctrica Santiago. Such potential interruptions would materially impair Eléctrica Santiago's ability to generate electricity and would force it to rely on the spot market to purchase electricity to meet its contractual commitments. Furthermore, because all combined-cycle plants in the SIC use the same pipeline to obtain their natural gas supplies from Argentina, a disruption of this supply would materially increase prices in the spot market, and therefore would negatively affect our business, operations and financial condition. See "—Risk Factors Related to Our Argentine Operations" below.

  Our financial statements are reported, and our dividends are declared, based on Chilean GAAP, which generally differs from U.S. GAAP.

        There are important differences between Chilean GAAP and U.S. GAAP. As a result, Chilean financial statements and reported earnings generally differ from those that are reported based on U.S. GAAP. In particular, our earnings and the amount of dividends that we declare under Chilean GAAP may be subject to a higher degree of fluctuation as compared to U.S. GAAP, due to accounting pronouncements or other modifications required under Chilean GAAP. See note 37 to our audited consolidated financial statements contained in this annual report for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to our business and a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2001, 2002 and 2003 and our total shareholders' equity as of December 31, 2001, 2002 and 2003.

Risk Factors Related to Our Colombian Operations

  If Chivor is not successful in reducing indebtedness, AES Gener S.A. will be obligated to make certain payments to Chivor's creditors.

        On May 31, 2002, Chivor entered into a refinancing agreement with a bank syndicate, led by Bank of America, to restructure its defaulted debt of US$335.5 million through a "prepackaged" Chapter 11 bankruptcy proceeding in the United States, which became effective in August 2002. As of December 31, 2003, Chivor had US$283.6 million of outstanding indebtedness owed to its creditors. Pursuant to the terms of the prepackaged plan, Chivor must reduce its indebtedness to US$225 million by March 31, 2005 through scheduled amortization payments and a cash sweep of any excess amounts. If Chivor is not successful in reducing its indebtedness to that level by that date, then the interest rate on the indebtedness will increase, both prospectively and retroactively, and AES Gener S.A. will be obligated to make certain principal payments to Chivor's creditors. Any such principal payments will be limited to US$50 million in the aggregate. We cannot assure you that Chivor will be able to reduce its debt as required.

  If Chivor is unable to refinance its outstanding indebtedness prior to maturity, Chivor's creditors may have the right to foreclose on Chivor's assets.

        As of December 31, 2003, Chivor had outstanding US$283.6 million of indebtedness. By March 31, 2005, Chivor must reduce its indebtedness to US$225 million through scheduled amortization payments and a trust-managed "cash sweep account" of any excess amounts to avoid an increase in interest rates, both prospectively and retroactively, and recourse to AES Gener S.A., as discussed above. The remaining outstanding balance at that time is scheduled to mature on December 31, 2006. We cannot assure you that Chivor will be able to refinance this indebtedness prior to maturity on favorable terms or at all. Chivor previously attempted to consensually restructure its indebtedness, but was unable to do so outside of a "prepackaged" Chapter 11 bankruptcy proceeding. Additionally, the Chivor credit agreement includes a "go to market" clause under which we have agreed to use our best efforts to place Chivor bonds or to syndicate a refinancing loan on or before December 30, 2004 in order to repay, in whole or in part, outstanding amounts due under the Chivor credit agreement. If Chivor is unable to refinance or repay this indebtedness prior to maturity, Chivor's creditors will have the right to foreclose on Chivor's assets, which have been pledged in favor of the banks to secure the indebtedness.

  Our financial condition and results of operations are substantially dependent on economic conditions prevailing in Colombia.

        We generate a significant portion of our consolidated operating revenue and consolidated operating income before taxes in Colombia. For both years ended December 31, 2003 and 2002, our Colombian operations accounted for approximately 22% of our consolidated operating revenue. Therefore, economic conditions in Colombia have a significant impact on our results of operations and financial condition. In recent years, economic conditions in Colombia have deteriorated as a result of political instability. As a result of the adverse economic conditions in Colombia, their impact on Chivor and the terms of Chivor's credit agreement, we do not expect Chivor to distribute any dividends to AES Gener S.A. in the near future.

  Colombia's foreign exchange policy may be subject to intervention by the Colombian Central Bank, and we may be unable to convert Colombian pesos to U.S. dollars or Chilean pesos.

        While the Colombian government does not currently restrict the ability of Colombian persons or entities to convert Colombian pesos into U.S. dollars or Chilean pesos, we cannot assure you that it will not institute a restrictive exchange control policy that may affect Chivor's ability to remit funds to us in the future. Although the government has not imposed foreign exchange restrictions since 1990, Colombia's foreign currency markets have historically been heavily regulated. Currently, foreign exchange transactions occur at free, or market, rates of exchange. In 2001, the Colombian peso appreciated against the U.S. dollar by 4.5%, in 2002 it depreciated by 16.8% and in 2003 it appreciated by 9.7%, in each case in real terms. We cannot assure you that the Colombian Central Bank will continue to follow its current foreign exchange policy in the future or whether it will intervene in the foreign exchange markets to support the Colombian peso in the event of a substantial devaluation or that any such intervention would be effective.

        Colombian law permits the Colombian Central Bank to impose foreign exchange controls if the foreign currency reserves of the Colombian Central Bank fall below a level equal to the value of three months of imports of goods and services into Colombia. The Colombian Central Bank reported net international reserves of US$10.6 billion at December 31, 2003, representing coverage of approximately eight months of imports of goods and services as of such date.

  The Colombian electricity power industry has been adversely affected by guerilla attacks in the past.

        Guerilla organizations have long been active in Colombia. In many remote regions of the country that have traditionally lacked an effective government presence, guerilla organizations have engaged in acts of terrorism to draw attention to their causes. Most of this activity has been directed towards the oil industry, but the electric power industry has been affected as well.

Attacks by guerilla groups have disrupted power supplies, which disruption, in some cases, has led to short-term regional power outages. If any of these attacks were to damage Chivor's facilities or the related transmission lines, Chivor's revenues and its ability to refinance its debt would be adversely affected. With the exception of one incident in August 2003, on the transmission lines that connect our facilities to the electricity grid, Chivor's facilities have not been subject to attacks by any guerilla group. We cannot assure you, however, that such attacks will not occur in the future.

  Regulatory changes in Colombia may adversely affect Chivor's operating results.

        AES Gener S.A. purchased Chivor in December 1996 as part of the Colombian government's privatization process. Since our purchase of this company, there has been frequent governmental intervention in the electricity market, including changes in the methodology for the determination of capacity payments paid to generation companies and payments made by distribution companies to generators for electricity purchases. Chivor's capacity payments have decreased significantly in recent years, from approximately US$31 million in 2000 to approximately US$17 million in 2003, as a result of Resolution No. 077, implemented in 2000 by the Comisión de Regulación de Energía y Gas, a Colombian regulatory agency. This resolution effectively reduced the level of capacity payments received by hydroelectric generation companies such as Chivor, while increasing the level received by thermoelectric generation companies. We cannot assure you that payments for Chivor's capacity will not decrease in the future as a result of further regulatory changes or that additional regulatory changes will not adversely affect Chivor's operating results.

  Chivor has exposure to spot market price fluctuations, which, depending on hydrological conditions in any given year, may adversely impact our operating results.

        Since 2001, Chivor has historically sold between 22% and 30% of its electricity on the spot market, which in Colombia consists of a wholesale energy exchange with hourly spot market transactions. As a participant in this market, Chivor must submit bids for the sale of its generation, and its revenue from spot market sales is subject to the variable price of electricity, which depends on current market and electric system conditions at any point in time. Spot market prices depend directly on hydrological weather conditions, with prices increasing in dry years and falling in wet years. Revenue received from Chivor's spot market transactions may fluctuate, and we cannot assure you that it will not adversely affect our operating results.

Risk Factors Related to Our Argentine Operations

  Argentina's legal regime and economy are susceptible to changes that could adversely affect our Argentine Operations.

        The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation. To address these pressures, the Argentine government has implemented various plans and utilized a number of exchange rate systems. In 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy enacting Law No. 23,928 and its Regulatory Decree No. 529/91, together, the Convertibility Law. This law fixed the exchange rate at Arg$1.00 to US$1.00, among other provisions. The country's economy experienced growth throughout most of the period from 1991 to 1997, but entered into a recession in 1998. During the second half of 2001, Argentina's recession worsened significantly, precipitating the current ongoing economic and political crisis.

        In 2001, in response to the severe difficulties faced by the Argentine financial system, the government responded by implementing new regulations. The lack of confidence in the country's economic future and the inability to sustain the Argentine peso's parity with the U.S. dollar led to massive withdrawals of deposits from the financial system. Despite prior assurances to the contrary, on December 1, 2001, the Argentine government enacted Decree 1570/2001, which effectively froze bank deposits and introduced exchange controls restricting capital outflows. On January 7, 2002, the Argentine Congress enacted the Public Emergency and Foreign Exchange System Reform Law, Law No. 25,561, or the Public Emergency Law, which abrogated several sections of the Convertibility Law and granted the executive branch the power to determine the new exchange rate between the Argentine peso and foreign currencies and to approve the corresponding monetary regulations. Thereafter, the executive branch issued several supplementary resolutions. Decree No. 71/2002 and Communication A3425, as modified, issued by the Argentine Central Bank, created a dual currency system in which certain transactions were settled at a fixed rate of Arg$1.40=US$1.00, while non-qualifying transactions were settled using a market rate. On the first day of operations of the market rate on January 11, 2002, the exchange rate was between Arg$1.60 and Arg$1.70 per US$1.00.

        On February 3, 2002, Decree 214/2002, or Decree 214, was issued by the executive branch and established the conversion of dollar deposits held in financial institutions to pesos, or pesification, at an exchange rate of Arg$1.40 per US$1.00, and also converted into Argentine pesos (pesified) all obligations incurred in dollars as of January 6, 2002 at the exchange rate of ARG$1.00 per US$1.00. Deposits and debts converted into Argentine pesos are subsequently adjusted by the reference stabilization ratio, or the CER, an inflation index published by the Argentine Central Bank, which is applied from the date of the publication of the decree. In addition, the minimum interest rate to be applied for deposits and the maximum interest rate for obligations under the financial system are to be established by the Argentine Central Bank. Decree 214 also converted all obligations in U.S. dollars related to private contracts subscribed as of January 6, 2002 at an exchange rate of Arg$1.00 per US$1.00, which are to be adjusted by the CER in the same manner mentioned above. After issuing Decree 214, the Argentine government issued other regulations that established specific exceptions to pesification, such as debts with local financial institutions related to foreign trade, credit card purchases made abroad and forward and options agreements, among others.

        The Argentine financial system's situation remains very unstable after the events of recent years. The main problems that have been faced by financial institutions, particularly banks, include extremely tight liquidity, negative cash flows, deteriorating loan portfolios and insolvency. From December 2001 through December 2003, the consumer price index, the wholesale price index and the CER exhibited cumulative increases of 44.6%, 115.12% and 45.68%, respectively. However, in 2003 the inflationary trend slowed, with the consumer price index rising 3.7% from January to December 2003 and the wholesale price index rising 2.0% in the same period. In 2003, Argentina's gross domestic product increased by an estimated 7.9%.

        Overall, the series of measures applied by the Argentine government has severely affected the financial system's stability and has had a materially negative impact on its reputation. We cannot predict how the current Argentine government, which took office on May 25, 2003, will attempt to resolve the economic crisis, and the extent to which it will be able to maintain a strict monetary policy and control inflation. The unpredictability, timing and scope of economic measures enacted by the Argentine government, including expropriations, higher taxes and exchange controls, may adversely affect our Argentine Operations and our results of operations.

  TermoAndes' gas supply and gas transportation costs could increase significantly as a result of changes in monetary policy and disputes with gas and gas transportation suppliers.

        Pursuant to the pesification established by the Public Emergency Law and related decrees in Argentina, TermoAndes, as a local consumer of gas, has, since the beginning of 2002, converted its obligations under its gas supply and gas transportation agreements into pesos, while the income it receives from its electricity exports is accounted for in U.S. dollars. In accordance with current regulations, payments must be made in Argentine pesos at a 1:1 exchange rate plus the CER, and suppliers may legally request an equitable adjustment of the contract.

        During 2002, TermoAndes' gas and transportation service providers requested that regulatory authorities redollarize TermoAndes' gas supply and gas transportation agreements, citing Decrees 689/2002 and 1491/2002, which state that the Public Emergency Law does not apply to gas export contracts, gas transportation for gas exports or electricity exports. TermoAndes responded to both requests, clarifying that it is an Argentine generation company and that all of the gas it purchases is consumed within Argentina and is not intended for export. Furthermore, TermoAndes has been making payments under its gas supply and transportation contracts in Argentine pesos at a 1:1 exchange rate against the U.S. dollar, excluding the CER, which has not been invoiced by the gas suppliers. TermoAndes currently believes that prices for local transportation contracts do not include the CER. We cannot assure you that TermoAndes' gas supply and transportation contracts payments will not be redollarized in the future or that the CER will not be applied to such payments, even with respect to retroactive payments. Any such redollarization could negatively impact our cash flow and financial condition.

        On August 20, 2003, the Natural Gas Regulatory Agency in Argentina, or Enargas, ruled in favor of a preliminary injunction filed by TermoAndes against its natural gas transportation service provider, TGN, ordering it to provide the requested service and to invoice TermoAndes for such service in Argentine pesos. The injunction was appealed by TGN but no further ruling has been issued by Enargas.

        On January 30, 2004, the consortium of gas suppliers composed of Tecpetrol S.A., Mobil Argentina S.A. and Compañía General de Combustibles S.A. presented a demand for arbitration at the International Chamber of Commerce, or the ICC, requesting the redollarization of the gas price. TermoAndes intends to respond to this demand within the 30-day period allowed under the ICC rules.

        On February 2, 2004 and February 3, 2004, TermoAndes received letters from Tecpetrol S.A., Mobil Argentina S.A. and Compañía General de Combustibles S.A., which are members of the consortium that provides gas to TermoAndes, stating that the companies intended to reduce the volumes of gas to be supplied to TermoAndes, commencing on or about February 16, 2004.

Suppliers have reduced volumes of gas supplied as of this date, but such reductions have been smaller than those which were stated in their respective letters. Since this time, TermoAndes has been able to secure sufficient quantities of gas to cover this deficit and generate electricity, and has continued its discussions with other gas suppliers to secure sufficient quantities of gas to enable TermoAndes to generate electricity. In addition, TermoAndes can buy gas on the spot market. TermoAndes is currently commissioning the liquid fuel burning system of a facility, to permit operations to continue in the event of a gas interruption, thereby preventing it from losing its capacity payments.

  TermoAndes may have to pay for gas it may not be able to consume under its take-or-pay obligations.

        TermoAndes has take-or-pay agreements with its Argentine natural gas suppliers that provide for payments of a certain minimum amount of gas, regardless of whether it is consumed. The gas that is purchased but not consumed may be consumed throughout the term of the supply contract and two years beyond its termination. Since TermoAndes has been producing much less electricity than originally projected, it has also been consuming less gas and therefore accumulating volumes of gas that must be paid for or consumed at a later date. The only way to increase the use of gas is by increasing electricity production, either by a higher level of dispatch in the SING or by selling electricity in Argentina; however, neither option is likely to occur in the near future. Even though TermoAndes has until December 2012 to consume its accumulated take-or-pay gas, TermoAndes may not be able to consume the full amount before such date, and therefore may not be able to use the gas for which it will be required to pay, unless it is able to renegotiate its agreements as described below.

        TermoAndes believes that the application of the "most favored nation" clause in the supply contracts may substantially reduce or eliminate its take-or-pay obligations, and has consistently communicated this position to its gas suppliers. In August 2003, TermoAndes was invoiced for take-or-pay obligations for 2001 and 2002 by one of its gas suppliers, and these invoices were rejected on the basis of the aforementioned "most favored nation" clause. In January 2004, the supplier wrote again to TermoAndes to demand payment of the aforementioned invoices, and TermoAndes intends to reject this demand again on the basis of the "most favored nation" clause. We cannot assure you that TermoAndes will be successful in renegotiating, reducing or eliminating its take-or-pay obligations. If TermoAndes is not successful in renegotiating, reducing or eliminating its take-or-pay obligations, it will have a material adverse effect on our financial conditions or operations.

  Argentina's tax regulations are susceptible to differing and changing interpretations as well as future modifications.

        Argentine federal, provincial and other local authorities have interpreted some tax regulations differently from private companies and have also changed their interpretations over time. As a result of different tax interpretations, there was a dispute between TermoAndes and the Argentine tax authority in the Salta province regarding the imposition of a stamp tax on a certain agreement, which was resolved in January 2003. We cannot assure you that there will not be other different interpretations of the regulations in the future that could negatively affect our Argentine Operations.

        Until April 2002, no export taxes were applied to energy exports. In May 2002, a 5% export tax was imposed on all energy exports and an additional tax was imposed equal to Arg$3.80 per thousand cubic meters of natural gas consumed. We cannot assure you that new taxes or contributions will not be created or that interpretations will not change that could materially adversely affect our financial condition and operations.

        On November 19, 2003, the Argentine Congress passed Law 25,822, relating to the expansion of the Argentine electric transmission system. This law provides that the financing of such expansion will in part be provided by a tax of Arg$3.00 per megawatt hour imposed on electricity exports. The same law provides that this amount may be adjusted, but does not identify the circumstances or the method of adjustment. As of December 31, 2003, the law had not become effective because the executive branch had not yet approved it. We cannot assure you that, if this law becomes effective, it will not adversely affect our Argentine Operations and our results of operations.

  Creditors have alleged events of default under TermoAndes' and InterAndes' debt securities.

        In 1998, TermoAndes and InterAndes issued US$257 million aggregate principal amount of debt securities pursuant to two separate note purchase agreements with Deutsche Bank AG, New York Branch, or Deutsche Bank, as administrative agent, and the note purchasers identified therein. Since 2002, Deutsche Bank, on behalf of the note purchasers, has alleged events of default under certain provisions of the TermoAndes and InterAndes notes, relating to, among other things, a failure to obtain insurance as required by the respective note purchase agreements.

        In addition, pursuant to the terms of the notes, all cash flows that TermoAndes and InterAndes receive are deposited into trust accounts from which funds are distributed to service their debt and cover their operating expenses. Subject to a minimum reserve and required funding of certain other accounts, funds may be distributed from these trust accounts to AES Gener S.A. As of December 31, 2003, these trust accounts had a balance of approximately US$29 million. Under the terms of the notes, Deutsche Bank has the right during the continuance of an event of default to prohibit distributions from the trust accounts. Deutsche Bank has exercised this right in connection with the events of default it has alleged, and as a result, TermoAndes and InterAndes are unable to distribute any amounts to AES Gener S.A. in the form of dividends.

        We have responded to Deutsche Bank's allegations by challenging the existence of the events of default or seeking waivers thereof. If we fail to cure the events of default or to obtain waivers, TermoAndes' and InterAndes' debt under the notes could be accelerated and the note purchasers could foreclose on the collateral securing that debt. As of December 31, 2003, US$151 million was outstanding under these debt securities to all purchasers other than AES Gener S.A.

        We are in the process of restructuring our TermoAndes and InterAndes outstanding debt. Under the proposed terms, the holders of TermoAndes and InterAndes outstanding notes would receive an upfront payment to be funded with cash currently held in the TermoAndes and InterAndes' trust accounts, along with a portion of the proceeds from AES Gener's proposed recapitalization plan. In exchange for this paydown, the holders of the TermoAndes and InterAndes notes have agreed to extend a loan to AES Gener S.A. to enable it to repurchase the notes, which loan will have an expected maturity in 2010. The restructuring of this debt will be conditioned upon the successful restructuring of AES Gener's other indebtedness. Although negotiations with the holders of the TermoAndes and InterAndes notes have advanced significantly during the past several months, there can be no assurance that we will be able to restructure these debt obligations on favorable terms, if at all.

Item 4. Information on the Company

A. History and Development of the Company

        AES Gener S.A. is a sociedad anónima abierta, or an open stock corporation, organized under the laws of Chile by means of an escritura pública, or a public deed, dated June 19, 1981. Our by-laws were approved by the SVS by Resolution No. 410-S dated July 17, 1981, published in the Official Gazette No. 31,023 on July 23, 1981, and recorded on Page 13,107, No. 7,274 of Santiago's Registry of Commerce in 1981. We changed our name from Chilgener S.A. to Gener S.A. on March 27, 1998 and to AES Gener S.A. on September 4, 2001.

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

        Our registered address is Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago, Chile, and our telephone number is (562) 686-8900.

        We are the largest thermal generator and the second largest electricity generation company in Chile based on our operating revenue and generating capacity. As of December 31, 2003, we and our 50% owned equity-method investee, Guacolda, accounted for approximately 22.4% of the total generating capacity in the SIC, while in the SING, through our subsidiaries Norgener and TermoAndes, we accounted for approximately 25.3% of total generating capacity. During 2003, we also engaged, directly or through subsidiaries and equity-method investees, in:

  •
  electricity generation in Colombia and the Dominican Republic;

  •
  coal mining in Colombia; and

  •
  natural gas transportation in Chile and Argentina.

        As of December 31, 2003, our consolidated total assets were Ch$1,657,046 million (approximately US$2,791 million). In 2003, we reported consolidated operating income of Ch$109,953 million (approximately US$185.2 million) and consolidated net income of Ch$53,678 million (approximately US$90.4 million).

        For additional information about our revenues and sales, see "Item 3. Key Information—Selected Financial Data" and "Item 5. Operating and Financial Review and Prospects".

Our Acquisition by The AES Corporation

        On November 3, 2000, The AES Corporation, through its subsidiary Inversiones Cachagua Limitada, or Cachagua, announced a tender offer for cash for 61.57% of our outstanding shares in Chile, as well as an exchange tender offer of all of our American Depositary Shares, or ADSs, for The AES Corporation's shares. The purchase price for the offer was US$16.50 per ADS, or its equivalent in Chilean pesos per common share.

        On November 28, 2000, The AES Corporation entered into an agreement with Total Fina Elf S.A., or Total, pursuant to which The AES Corporation agreed to cause us to sell to Total all of our Argentine assets and certain other interests for a total of US$657.5 million, if The AES Corporation succeeded in its tender offer.

        On December 28, 2000, The AES Corporation acquired 61.11% of our total capital for the Chilean peso equivalent of US$841.2 million and effectively assumed control of us. On January 9, 2001, The AES Corporation acquired an additional 34.56% of us for a total purchase price of US$475.6 million in the form of The AES Corporation's common stock. On February 28,

2001, The AES Corporation acquired 2.87% of us for a total purchase price of US$38 million by purchasing our shares on the Santiago Stock Exchange. In December 2001, The AES Corporation acquired an additional 0.11% of our shares for a purchase price of US$1.2 million. At that time, the total aggregate value for the acquisition of 98.65% of AES Gener was US$1,356 million. The AES Corporation is currently the owner of 98.65% of AES Gener through its wholly owned subsidiary, Cachagua.

        On March 2, 2001, we provided Total with an option to purchase all of our Argentine Operations, which, as of March 2, 2001, included Hidroneuquén S.A., or Hidroneuquén, InterAndes, TermoAndes, Central Puerto S.A., or Central Puerto, and certain of our minor projects in Argentina. Under the terms of the agreement, Total or any of its subsidiaries could purchase any combination of the companies. On July 27, 2001, Total exercised its option to buy our 63.94% interest in Central Puerto for approximately US$255 million in cash. On September 21, 2001, Total exercised its option to buy our 70.02% interest in Hidroneuquén for approximately US$72.45 million in cash. On November 1, 2001, however, Total declined to exercise its option to buy our ownership interest in TermoAndes and InterAndes.

Capital Investments

        We continually review opportunities for improving our production methods and developing new plants and markets. We intend to continue to make capital expenditures to meet expected increased demand for electricity in Chile, our principal market. Over the past three years, our capital expenditures amounted to US$24.4 million in 2001, US$7.3 million in 2002 and US$5.4 million in 2003.

        In 2001, our capital expenditures related to transmission line investments and a gas turbine project by our subsidiary, Energía Verde. In 2002, our principal capital expenditures were related to the completion of the gas turbine project by Energía Verde, transmission line investments and business development projects, and in 2003, our capital expenditures were related to the minor maintenance of certain of our generation units, including Chivor.

        Our budget projections include capital expenditures of US$15.4 million in 2004 and US$13.2 million in 2005, exclusive of expansion projects. The substantial increase in 2004 and 2005 is due primarily to planned capital expenditures by TermoAndes associated with the first major gas turbine (TG11) maintenance scheduled at 30,000 Equivalent Operating Hours.

        We believe that energy demand in Chile will continue to grow at a rate exceeding the growth rate of Chile's gross domestic product. Our expansion strategy in the SIC is based on this expected demand growth, as well as an expected increase in the proportion of energy generated by thermoelectric sources to reduce Chile's dependence on hydrological conditions and the risk of an electricity shortage during dry years. We plan to take advantage of the expertise we have acquired in Chile as the largest thermoelectric energy producer by developing combined-cycle projects.

        Consistent with this strategy, in July 2002, we completed our most recent project in Chile, the installation of a 25 MW gas turbine generator by our subsidiary, Energía Verde. This turbine was connected to the SIC and is used to provide energy and capacity to meet existing contractual requirements.

        We are currently pursuing several development projects in the SIC. In addition, we intend to construct a transmission line connecting the southern portion of the SIC with the Argentine interconnected system, the Sistema Argentino de Interconección, or SADI, which we estimate will have an interchange capacity of approximately 250 MW, giving us the option to sell electricity in both Chile and Argentina and to take advantage of favorable local demand conditions. We expect this transmission line to begin operations in 2006, as long as environmental permits are obtained and demand in the SIC continues to grow as expected. We also intend to convert our existing Renca power plant in Santiago, which city accounts for most of the electricity consumption in the SIC, from a steam turbine that burns fuel oil or diesel, into a cleaner combined-cycle plant that burns natural gas. This conversion is expected to increase Renca's nominal capacity from 100 MW to approximately 240 MW. We expect that the conversion of our Renca plant, for which we already have the environmental approval, will begin in the second half of 2005 and expect construction to be completed in 18 months. We estimate that our total investment in both projects will be approximately US$150 million over the next three years.

        In the future, we plan to construct additional combined-cycle plants to meet growing demand in the SIC. We have already requested environmental approval for the construction of two 370 MW combined-cycle power plants in the Sixth Region of Chile, south of Santiago. We are also considering the Laguna Verde 394 MW combined-cycle project in the Fifth Region of Chile, near Santiago, and as of January 2004, the Estudio de Impacto Ambiental, or Environmental Impact Study, was submitted to the Comisión Regional del Medioambiente, or Fifth Region Environmental Commission. We expect to complete the approval process by the end of 2004.

        Our maintenance capital expenditures that are currently in progress will be financed with our operating cash flow, while external financing as well as operating cash flow will be utilized for future capacity expansions, including those described above, and are subject to our ability to implement a recapitalization plan, as described below.

Divestitures

        During 2001, we divested our interests in Central Puerto and Hidroneuquén in Argentina as well as our remaining 50% interest in Merchant Energy Group of the Americas Inc., or MEGA, and our shipping and port services investments in Chile, which included our 69.87% interest in Puerto Ventanas S.A, our 26.02% interest in Compañía Chilena de Navegación Interoceánica, our 21.18% interest in Portuaria Cabo Froward S.A. and our 26.70% interest in Agencias Universales S.A.

        In 2002, we divested our 100% interest in OilGener Argentina Ltd., the assets of OilGener Inc. (USA) and the Fell Block (an oil and natural gas concession granted for the Fell Block area in southern Chile), our 51% interest in Explotaciones Sanitarias S.A., our 51% interest in Ecogener S.A. and our 40% interest in SIGEN S.A. (a joint venture with General Electric International Benelux B.V.).

        With regard to potential divestitures, during 2003 we held discussions to sell our 100% owned subsidiary Compañía de Carbones del Cesar Limitada, a coal deposit located in Colombia, our 25% interest in the Itabo generation facility and our 13% interest in GasAndes Chile and GasAndes Argentina. We have entered into an agreement to sell the coal deposit and expect such sale to be completed in the first half of 2004. No agreement has been reached with respect to any of the other assets.

        We do not believe that these potential divestitures will have a material effect on our long term results of operations or financial condition.

B. Business Overview

Electricity Generation

  Chile

        AES Gener and Guacolda provide electricity to the largest interconnected system in Chile, the SIC, which serves central Chile from Rada Paposo in the north (Chile's Second Region) to Isla Grande de Chiloé in the south (Chile's Tenth Region). More than 90% of the country's population lives in this region, which includes the densely populated Santiago Metropolitan Region. We also provide electricity to the SING, the interconnected system that serves the northern part of the country from Tarapacá (Chile's First Region) to Antofagasta (Chile's Second Region). Mining industry consumption prevails over residential consumption in this region, and thermoelectric facilities accounted for 99.6% of the region's nominal generation capacity in 2003. The following table provides further information about the two major electric systems operating in Chile:

Major Electric Systems in Chile

		SIC		SING
		2002	2003	2002	2003
Nominal Capacity (MW)		6,737	7,003	3,634	3,634

Thermoelectric	Coal steam Oil Gas	838 485 1,359	847 485 1,616	1,206 303 2,112	1,206 303 2,112
Hydroelectric	Run-of-the-river Reservoir	1,302 2,753	1,302 2,753	13 —	13 —

Max. Demand peak hour (MW)		4,385	4,517	1,360	1,382

Gross Generation (GWh)		31,971	33,710	10,400	11,424
Thermoelectric	Coal steam Oil Gas	3,458 5 5,984	3,997 18 7,836	3,818 30 6,485	1,296 1,789 8,273
Hydroelectric	Run-of-the-river Reservoir	9,568 12,956	9,523 12,336	67 —	66 —

Energy Sales (GWh)		30,331	32,092	9,482	10,480

	Regulated	20,491	21,681	1,009	9,433
	Non-regulated	9,840	10,411	8,473	1,047

        Source: CDEC-SIC, CDEC-SING

        Demand for electrical energy in Chile's two major power grids grew in 2003 by 5.4% in the SIC and 9.8% in the SING. In comparison, Chile's gross domestic product increased by an estimated 3.2% in real terms in 2003. Our management believes that energy demand in Chile will continue to grow for the foreseeable future at an annual rate that exceeds the annual rate of growth in Chile's gross domestic product, which is also in accordance with the Chilean National Energy Commission forecast.

        Our generation capacity in the SIC is comprised of hydroelectric, combined-cycle, coal, peaking diesel and biomass facilities, and, accordingly, our plants are well distributed across the dispatch curve. This distribution allows us to operate our facilities competitively in a variety of hydrological and pricing conditions, and to effectively manage our contractual obligations with limited exposure to the spot market.

        AES Gener and Guacolda had 1,803.4 MW of nominal capacity in Chile as of December 31, 2003, which consisted of:

  •
  1,533 MW of primarily thermoelectric capacity, comprised of 974 MW of coal-fired capacity, 379 MW of combined-cycle capacity, 36 MW of forestry waste cogeneration capacity (18.8 MW of which produces steam and not electricity) and 144 MW of gas/oil turbine-fired capacity; and

  •
  271 MW of run-of-the-river hydroelectric capacity.

        In order to take advantage of expected growth in electricity demand, we plan to increase generation capacity in the SIC by 390 MW through the execution of two development projects. See "—History and Development of the Company—Capital Investments", for further details.

        Additionally, AES Gener has 642.8 MW of nominal capacity at its TermoAndes facility, a combined-cycle natural gas-fired plant located in the province of Salta, Argentina, which is connected by a 345 kV transmission line to the SING. This plant began commercial operations on April 13, 2000.

  Colombia

        We began operations in Colombia in December 1996 when we purchased the Chivor hydroelectric power plant from the Colombian government as part of its privatization process. The Chivor plant consists of eight units with a total nominal capacity of 1,000 MW. Chivor is one of the largest dam-based hydroelectric plants in Colombia, representing approximately 7.5% of the country's total generating capacity in 2003. The Chivor plant, which is located on the Batá River, 160 km northeast of Bogotá, has been operating continuously since 1977.

  Argentina

        Our electricity investments in Argentina consist of the TermoAndes generation plant in the province of Salta and the InterAndes transmission line, which delivers electricity produced by TermoAndes to the SING. The Argentine portion of the transmission line is currently owned by InterAndes, our wholly owned Argentine subsidiary. The Chilean portion of the line is directly owned by AES Gener S.A.

  The Dominican Republic

        On May 13, 1999, a consortium comprised of AES Gener and an affiliate of Coastal Corporation of the United States was the successful bidder for a 50% interest in Itabo, a company formed as part of the Dominican Republic's program to privatize its electricity sector. Itabo owns six thermoelectric generation facilities, with a total of 13 units located near Santo Domingo, with approximately 586.5 MW of nominal capacity, but of the facility's 13 units, only seven, with approximately 432.5 MW of nominal capacity, are currently in commercial operation. The other units have been decommissioned based on their low levels of efficiency. During 2003, discussions were held with interested parties for the sale of this asset; however, no agreements were reached.

Other Businesses

        We also have ownership interests in other non-electricity businesses, principally related to fuels. We are the largest distributor of coal in Chile and own one coal deposit in Colombia. We have entered into an agreement to sell the coal deposit and expect such sale to be completed in the first quarter of 2004. We also participate in the Chilean natural gas industry through our 13% ownership interest in each of GasAndes Argentina and GasAndes Chile, which transport natural gas through a pipeline from the Province of Mendoza in Argentina to the Santiago Metropolitan Region in Chile. We have held discussions with interested parties regarding the sale of GasAndes Argentina and GasAndes Chile, which are non-core businesses; however, no agreements have been reached.

Principal Market Revenues

        Our principal market is the electricity generation market in Chile, which in 2001, 2002 and 2003 accounted for 68%, 68% and 70% of our operating revenues, respectively. Although our TermoAndes facility is located in Argentina, the electricity generated by this plant is sold in the SING in Chile and, therefore, is registered in the Chilean market and considered to be a part of our Chilean operations. In addition, the revenue contribution made by our Colombian subsidiary Chivor accounted for 20%, 22% and 22% of our operating revenues in 2001, 2002 and 2003, respectively. Our non-electric, or other business operations, primarily fuel sales, represented 12%, 10% and 8% of our operating revenues in 2001, 2002 and 2003, respectively. The table below details the revenue contribution by market segment in 2001, 2002 and 2003.

Operating Revenues in Million Ch$

Market	2001	2002	2003
Chile	289,298	292,641	283,668
Electricity	245,723	255,749	252,691
Other	43,575	36,892	30,977
Colombia	71,696	81,615	78,664
Electricity	71,696	81,615	78,664

Total	360,994	374,256	362,332

Seasonal Business Variations

        Our operating income is less affected by seasonal demand variations resulting from pronounced changes in temperature than the operating income of electricity generation companies in the United States. For example, in the SING, there are no significant seasonal cycles that affect the supply or demand of electricity. Nevertheless, the demand in the SIC is subject to seasonal variations due to higher consumption of electricity during the winter from May to August, by residential consumers in general. Approximately 46% of our operating revenue in 2003 was generated in the SIC, and approximately 68% of the consumption in the SIC is classified as residential. Residential customers are characterized by having a low-load factor and a continuous growth curve. Load factor is the consumption ratio with respect to nominal capacity. Consumption of electricity by industrial customers in the SIC presents little seasonal variation, and growth in this customer class depends principally on the development of new industrial projects.

        The impact of seasonal variations is more significant with regard to supply in the SIC, given that approximately 58% of the SIC's nominal capacity comes from hydroelectric plants that depend on inflow from rainfall, melting snow or both. Hydroelectric plants that depend on rainfall inflow generate more electricity in winter months, while those plants that depend on snow melt-off generate at higher levels in the spring and early summer, usually between September and January, as a result of warmer temperatures melting the snow that accumulated in the mountains throughout the winter. The rest of the SIC's power plants, namely thermoelectric facilities fueled by natural gas, coal and fuel oil, experience higher or lower levels of generation based on the seasonal evolution of the hydroelectric facilities, as well as the particular hydrological conditions in any given year.

        In Colombia, the impact of hydro inflow variations is also significant with regard to supply in the Sistema Interconectado Nacional Colombiano, the National Interconnected System, or the SIN, given that approximately 70% of the SIN's nominal capacity comes from hydroelectric plants that are dependent on rainfall inflow. Hydroelectric plants generate more electricity in wet months, from May to November, and less in dry months between December and April. This condition is accentuated when the "El Niño" weather phenomenon is present because water inflows decrease and spot market prices significantly increase.

Fuel Supply

        Approximately 63% of the capacity we own in Chile, including our participation in equity-method investees, is thermoelectric capacity that is fueled by natural gas, coal and fuel oil or other kinds of petroleum derivatives. Additionally, coal is purchased internationally as the primary fuel for several of our equity-method investees' plants. During 2003, we were the second largest coal importer in Chile, which position enables us to negotiate attractive prices and directly arrange coal transportation and delivery. We have taken advantage of our position in the Chilean coal market by selling coal to third parties and to our 50% equity-method investee, Guacolda, upon being selected to supply coal to these entities after participating in competitive bidding processes. During 2003, AES Gener purchased all of its coal requirements from producers in Indonesia (28%), Canada (50%), Australia (7%) and New Zealand (15%). Our peaking plants, which are typically only dispatched in order to meet system demand during high consumption periods, utilize petroleum-based fuels such as fuel oil No. 2. Itabo, our 25% equity-method investee located in the Dominican Republic, also purchases fossil fuels, which include coal, fuel oil No. 2 and fuel oil No. 6, from international suppliers.

        The significant variations in the market prices for these fuels could lead to higher operating costs that could adversely affect our operations in the short-term. However, all of these fuels are purchased under market conditions similar to those that affect our competitors, and under the marginal cost regulatory framework that is in effect in the SIC and the SING, such variations should eventually be incorporated into the price of electricity. The price of the fossil fuels consumed by our power plants increased considerably during 2003: coal prices increased approximately 40% over prices in 2002 and freight costs have, in some cases, increased by 100%. It is expected that current prices in the market for coal and freight will remain constant throughout 2004.

        Argentine natural gas is purchased under long term market-based contracts for Eléctrica Santiago and TermoAndes' combined-cycle units.

Strategy

        AES Gener's historic business strategy has been to focus on the development of efficient electricity generation in Chile. In the 1990's we expanded this strategy to take advantage of electricity generation opportunities presented by privatization activities in other Latin American countries, as well as opportunities in other non-electricity businesses, such as fuels and infrastructure. In December 2000, The AES Corporation acquired a controlling interest in our company. As a result of The AES Corporation's involvement we returned our focus to our core business activity, principally electricity generation in Chile, as demonstrated by the divestitures that we have made since 2001 and future divestitures that we are pursuing. Consistent with our focus, we are continuing to implement the following strategy:

  •
  divesting non-core assets;

  •
  expanding our electricity generating capacity in the SIC; and

  •
  restructuring our balance sheet.

        Divesting Non-Core Assets.    As discussed above under "—History and Development of the Company—Divestitures", we have divested a number of assets since 2001, many of which were non-core assets. The total consideration that we have received for all divestitures since 2001 is US$414 million. We expect to continue to divest non-core operations and business lines, including the potential divestitures that were previously discussed. We do not believe that any of the divestitures under consideration will have a material effect on our long term results of operations or financial condition.

        Expanding Our Electricity Generating Capacity in the SIC.    As discussed above under "—History and Development of the Company—Capital Investments", in order to take advantage of expected growth in electricity demand, we plan to increase generation capacity in the SIC by 390 MW with the execution of two development projects.

        Restructuring Our Balance Sheet.    At the corporate level, AES Gener S.A. has restructured a portion of its outstanding debt in the past few years. For additional information, see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources". We continue to pursue opportunities to restructure debt and strengthen our balance sheet, including a recapitalization plan.

        As of December 31, 2003, US$676.6 million of our outstanding indebtedness will become due and payable in March 2005 and January 2006. As a result of these upcoming maturities, as well as a widespread decline in economic conditions in Latin America, we have been unable to access the capital markets on favorable terms, thereby exposing us to significant refinancing risk for this debt. Based on this refinancing risk, our restricted access to the capital markets and, at that time, low liquidity, we lost our investment grade rating in July 2002. To improve our financial condition, we are pursuing a recapitalization plan designed to do the following:

  •
  reduce the amount of our outstanding indebtedness and strengthen our balance sheet;

  •
  extend the maturity dates of our long term indebtedness;

  •
  provide increased operating and financial flexibility; and

  •
  broaden our shareholder base.

        We believe that the implementation of a recapitalization plan, which will reduce the amount of our outstanding indebtedness and extend the maturities of our long term debt, will improve our financial condition and enhance our financial flexibility and our ability to generate cash flow for the upcoming years. We expect our recapitalization plan to consist of the following transactions:

  •
  the payment to us by our immediate parent company, Cachagua, of US$298 million, representing all amounts due to us under an intercompany account receivable, known as the mercantile account;

  •
  private offerings of debt and/or equity securities;

  •
  new bank financings; and

  •
  cash tender offers for and/or redemption of certain of our outstanding debt obligations.

Operational Structure

        In 2002, our operational structure was modified to improve administrative efficiency. In October 2002, a functional operational structure was adopted and remains in place, with the following divisions reporting to our Chief Executive Officer:

  •
  Finance and Administration;

  •
  Commercial;

  •
  Regulation and Development;

  •
  Operations;

  •
  Legal; and

  •
  Communications.

        This restructuring at the executive level was accomplished with existing personnel and did not result in a material reduction in personnel or the incurrence of restructuring charges.

Electricity Generation Facilities

        The following table provides information about each of our existing electricity generation facilities, including those of our subsidiaries and equity-method investees. All of these facilities are currently in operating condition and available for dispatch, with the exception of six of Itabo's generation units (Santo Domingo V and VIII, Los Mina I and II and Timbeque I and II), representing approximately 150 MW of nominal capacity, which were removed from commercial operation in 2002.

Location, Operating Company and Facility	Type of Unit	Year of Commission	Nominal Capacity (MW)	Our Share of Capacity (MW)(1)
Chile
AES Gener
Ventanas	Steam Turbine	1964, 1977	338.0	338.0
Renca	Steam Turbine	1962	100.0	100.0
Laguna Verde	Steam Turbine	1939, 1949	54.7	54.7
El Indio	Gas Turbine	1990	18.8	18.8
Alfalfal	Run-of-the-river	1991	178.0	178.0
Queltehues	Run-of-the-river	1928	48.9	48.9
Maitenes	Run-of-the-river	1923, 1989	30.8	30.8
Volcán	Run-of-the-river	1944	13.0	13.0
Norgener
Nueva Tocopilla I	Steam Turbine	1995	136.3	136.3
Nueva Tocopilla II	Steam Turbine	1997	141.0	141.0
Guacolda
Guacolda I	Steam Turbine	1995	152.0	76.0
Guacolda II	Steam Turbine	1996	152.0	76.0
Energía Verde
Laja	Steam Boiler	1995	8.7	8.7
San Francisco de Mostazal(3)	Vibrating Grate Boiler(2) and Gas Turbine	2000, 2002	28.8	28.8
Constitución	Steam Boiler	1995	8.7	8.7
Nacimiento(4)	Fluidized Bed Boiler(2)	1997	15.0	15.0
Eléctrica Santiago
Nueva Renca	Combined-Cycle	1998	379.0	341.1

Total Chile			1,803.7	1,613.8

Colombia
Chivor
Chivor	Reservoir	1977, 1982	1,000.0	1,000.0

Total Colombia			1,000.0	1,000.0

Argentina
TermoAndes
Salta Plant	Combined-Cycle	1999	642.8	642.8

Total Argentina			642.8	642.8

The Dominican Republic
Itabo(5)
Itabo Steam Turbines	Steam Turbine	1984, 1988, 1998	260.0	65.0
Itabo Gas Turbines	Gas Turbine	1984, 1988, 1998	103.5	25.9
Santo Domingo	Steam Turbine	1954, 1964	39.1	9.8
Timbeque	Gas Turbine	1974	45.6	11.4
Los Mina	Gas Turbine	1981	68.8	17.2
Higuamo	Gas Turbine	1998	69.0	17.3

Total The Dominican Republic(6)			586.0	146.6

Total for all facilities			4,032.5	3,403.2

Notes:

(1)
Includes our proportionate share of capacity of unconsolidated equity-method investees.

(2)
Units that produce steam for industrial applications and do not generate electricity.

(3)
Includes 3.8 MW of electric equivalent capacity from a steam plant.

(4)
Includes 15 MW of electric equivalent capacity from a steam plant.

(5)
Santo Domingo V and VIII, Timbeque I and II and Los Mina I and II units are not operative.

(6)
Total capacity of Itabo does not include an isolated generator with 0.5 MW of capacity.

        The following table provides information about each of our planned electricity generation facilities, including those of our subsidiaries and equity-method investees:

Project	Type of Unit	Nominal Capacity (MW)	Our Share of Capacity (MW)
SIC-SADI Transmission Line(1)	Transmission Line	250	250
Renca Plant Conversion(2)	Combined-Cycle	240	240

Total of increase in all planned facilities (net).		390	390

(1)
Interconnection between southern Argentina and Chile.

(2)
Net capacity increase of our existing Renca power facility is 140 MW.

Electricity Generation in Chile

        Our core business is our operation in the Chilean electricity generation industry. AES Gener and Guacolda, our 50% owned equity-method investee, own and operate 18 generation facilities in Chile, with an aggregate nominal capacity of 1,803.4 MW, which as of December 31, 2003, consisted of:

  •
  1,533 MW of primarily thermoelectric capacity, comprised of 974 MW of coal-fired capacity, 379 MW of combined-cycle capacity, 36 MW of forestry waste cogeneration capacity (18.8 MW of which produces steam and not electricity) and 144 MW of gas/oil turbine-fired capacity; and

  •
  271 MW of run-of-the-river hydroelectric capacity.

        AES Gener and Guacolda's aggregate electricity production of 7,829 GWh during 2002, which includes TermoAndes' production that is sold in the SING, represented 19% of all electricity produced in Chile, while in 2003 our production, including that of TermoAndes, was 9,005 GWh which represented 20% of all electricity produced in Chile.

  Our Sales Strategy in Chile

        Sales contract decisions regarding the amount of current and future production that should be committed to long term contracts, either at regulated or unregulated prices, and the amount of production that should be left uncommitted to be sold at spot prices, are critical to our profitability. The desired level of contractual commitments is one that permits us to take advantage of a low marginal cost environment and still maintain profitability in a high marginal cost environment. In order to determine the appropriate level of contractual commitments to maximize profits with limited risk, we estimate demand based on standard economic theory and estimate node prices and system marginal cost using dynamic programming models. Historically, this strategy has led us to enter into long term contracts for our most efficient units and to reserve our less efficient units for sales in the spot market; however, in recent years, our contract volume commitments have been increasing, while our nominal capacity has remained unchanged. Accordingly, in the case of a dry year, we may be adversely affected, as we would have to either generate or buy electricity in the spot market at high prices in order to fulfill our commitments.

        Since we plan to increase our nominal generating capacity in the SIC, we intend to increase our long term contractual commitments to supply electricity in line with our planned capacity increases. This will reduce the risk of excess capacity in the SIC, caused by the construction of additional generating plants, hedge against the decline in electricity prices that has resulted from the introduction of combined-cycle natural gas-fired plants in the SIC, minimize our exposure to significant changes in hydrological conditions and stabilize our level of cash flow. In addition, we plan to maintain our coal-fired thermoelectric plants, which have higher operating costs, for sales to the spot market in periods of low water conditions and/or high demand when the system marginal cost generally exceeds the node price.

        Regulated Sales in the SIC and the SING.    Our largest regulated customers in Chile are two distribution companies operating in the SIC, Chilectra S.A., or Chilectra, and Chilquinta Energía S.A., or Chilquinta. In 2003, Chilectra accounted for 42.4% of our total energy sales in Chile and 24.0% of our consolidated operating revenue. In 2003, Chilquinta accounted for 11.2% of our total energy sales in Chile and 9.5% of our consolidated operating revenue.

        During 2003, we supplied Chilectra with an estimated 526 MW of capacity and 3,729 GWh of energy. Pursuant to a contract entered into between Chilectra and us on January 31, 1996, we have agreed to supply Chilectra's demand until 2010. The average maximum amount of energy to be supplied each year during the 15-year term of the contract is approximately 3,500 GWh.

        During 2003, we supplied Chilquinta with an estimated 166 MW of capacity and 985 GWh of energy. We entered into our current capacity and energy contract with Chilquinta in January 1986. The contract was originally for a five-year term but was renewed in July 1990, May 1994 and in September 1998, for an additional term expiring on April 30, 2010. Under the terms of the contract, Chilquinta is required to pay for the capacity or energy that it actually uses.

        In addition to those contracts, during 2003, AES Gener supplied Río Maipo with an estimated 3 MW of capacity and 29 GWh of energy. We entered into our current contract with Río Maipo in January 1991, which expires in March 2006.

        During 2003, we supplied SAESA, SOCOEPA and CODINER, distribution companies in the SIC, with an aggregate of 28 MW of capacity and 148 GWh of energy. Although we have not entered into supply agreements with these companies, pursuant to Resolution No. 88, AES Gener and all other electricity generators in the SIC are required to provide power to distribution companies in the SIC if such companies are unable to freely contract for adequate power to meet their customers' needs. We supplied electricity to these distribution companies in 2003 pursuant to this requirement.

        Our equity-method investee, Guacolda, has a contract with Empresa Eléctrica de Coquimbo S.A., or EMEC, a distribution company in Chile's Fourth Region, which is located north of the Santiago Metropolitan Region. During 2003, Guacolda sold 74 GWh to EMEC, representing approximately 34% of Guacolda's total sales. The Fourth Region is becoming an increasingly important source of electricity demand in the SIC resulting from growth in the Chilean tourism industry. This contract expires in October 2015.

        In 2003, none of our other electricity contracts with distribution companies exceeded estimated annual sales of 220 GWh each.

        Unregulated Sales in the SIC and the SING.    Prices of sales to unregulated customers (principally large industrial companies and other generation companies) are negotiated directly between the parties. We continue to focus on sales to different customers in order to stabilize revenues. Unregulated customers are generally stable customers that require large volumes of electricity with low seasonal variation in demand. The majority of our contracts with unregulated customers require them to pay for only the energy that they actually use.

        In the SIC, in August 1994, AES Gener S.A. signed a ten-year contract with Compañía Minera Disputada de Las Condes S.A., or Disputada, a copper mining company, which contract was transferred to our 90% owned subsidiary Eléctrica Santiago in January 2003. In 2003, total energy sales to Disputada amounted to 261 GWh. AES Gener S.A. also sells electricity under a contract expiring in April 2004 to Cemento Polpaico S.A., which consumed 168 GWh in 2003. Eléctrica Santiago also has contracts with two large unregulated customers, Codelco-Chile, División Andina and Empresa Nacional de Minería-Ventanas, which expire in 2005. During 2003, energy sales to Codelco-Chile, Andina and Empresa Nacional de Minería-Ventanas were 311 GWh each. Guacolda also has several contracts with unregulated customers, including a long term contract expiring in 2012 with the mining company Candelaria, to which it supplied 620 GWh during 2003. In 2003, our total unregulated sales, together with sales made by Guacolda, totaled 2,877 GWh.

        In the SING, we entered into supply contracts during 1996 with two mining companies, Compañía Minera Zaldívar S.A., or Zaldívar, and Compañía Minera Lomas Bayas S.A., or Lomas Bayas, for a total of 110 MW of capacity and a minimum term of 12 years. Energy under both contracts is being supplied by TermoAndes' Salta power plant. Total consumption under the two contracts totaled 726 GWh during 2003. Norgener has two existing supply contracts for up to 172 MW of capacity with Minera Escondida Limitada, or Escondida, which operates one of the largest copper mines in the world and is our largest customer in the SING. The first contract for 110 MW expires in 2007 and the second for 62 MW expires in 2008. In 2003, we supplied an estimated 1,287 GWh to Escondida, which represented 93.0% of Norgener's total energy sales and 14.6% of our total energy sales in Chile. On February 16, 2004, Norgener and Escondida entered into an agreement that consists of (i) a decrease in price for both supply contracts effective July 2004 and an upfront indemnification payment to us of US$40 million, (ii) the extension of the current contracts for an amount covering 172 MW until 2015 and (iii) the execution of a new contract of 80 MW beginning 2004 and expiring in 2015. This agreement must be approved by both our board of directors and Escondida's board of directors, which we expect to occur in the first quarter of 2004 and is conditioned upon the completion of our proposed recapitalization plan. In the event that board approvals are not obtained, or if we do not complete our proposed recapitalization plan, the arbitration proceedings will be reinstated. We believe that these transactions will not change the net present value of the original contracts. Norgener also has two long term contracts with SQM Nitratos and SQM Salar, which expire in 2013 and 2017, respectively. Under the terms of these contracts, SQM Nitratos may purchase up to 10 MW of capacity and SQM Salar may purchase up to 18 MW. During 2003, Norgener supplied an estimated total of 97 GWh to these companies.

        Spot Sales to and Purchases from Other Generators.    In the SIC, we become a spot purchaser of electricity from other generation companies during relatively wet years that result in high hydro conditions and lower marginal costs. Our spot purchases of electricity decline in periods of low hydro conditions. As our contractual sales in the SIC have continued to increase as a result of higher production, our spot market purchases have decreased from 2,728 GWh to 2,544 GWh and 1,831 GWh in 2001, in 2002 and 2003, respectively.

        In the SING, our energy sales to the spot market have increased from 629 GWh in 2001 to 998 GWh and 1,089 GWh in 2002 and 2003, respectively, due to higher production from TermoAndes' combined-cycle plant. On the other hand, our subsidiary Norgener has to purchase on the spot market due to its own low production; however, the net purchases, on a consolidated basis, have been decreasing steadily from 736 GWh in 2001 to 390 GWh in 2002 and 221 GWh in 2003, primarily as a result of the increase of the TermoAndes production.

  Chile's Planned Electricity Generating Plant Expansion

        The Chilean National Energy Commission, or NEC, periodically prepares projections of electricity supply and demand in the SIC and the SING. In addition, the NEC prepares a 10-year indicative plan for the construction of new energy projects, both generation and transmission, designed to minimize the cost to supply the electricity required to meet projected demand in the SIC and the SING. The NEC receives information about plants and transmission facilities under construction from generation and transmission companies, which it includes in its indicative plan. The NEC cannot prevent a generation company from building a new plant that is not included in the indicative plan or from completing construction of a new plant ahead of schedule. If the aggregate capacity of all projects submitted to the NEC is insufficient to meet the NEC's projected electricity demand, the NEC will include the construction of plants that have not been proposed by any generation company in its plan.

        The following table shows the anticipated schedule for the construction of new generating plants in Chile for 2004-2015, based on the NEC's most recent 10-year indicative plan for the SIC, which was issued in October 2003. Given the current excess capacity in the SING, an indicative plan is not currently established. References to a particular sponsor mean "under construction", otherwise, "TBD" refers to plants that have been proposed by the NEC but have not been adopted by any generation company.

SIC Plant Expansion Schedule

Expected Commercial Operation	Facility	Sponsor	Type of Unit	Capacity Estimated (MW)
March 2004	Valdivia	Arauco	Steam turbine	70.0
April 2004	Licantén	Arauco	Steam turbine	11.0
April 2004	Arauco	Arauco	Steam turbine	24.0
June 2004	Nehuenco II	Colbún	Combined-Cycle	130.7
July 2004	Ralco	Endesa	Dam-Based	570.0
July 2006	Combined-Cycle 1	TBD	Combined-Cycle	358.7
July 2007	Combined-Cycle 2	TBD	Combined-Cycle	358.1
October 2008	SIC-SING Interconnection	TBD	Transmission Line	600.0
January 2009	Geothermal power plant I	TBD	Steam turbine	100.0
January 2010	Geothermal power plant II	TBD	Steam turbine	100.0
April 2010	Chile-Argentina Interconnection	TBD	Transmission Line	400.0
January 2011	Geothermal power plant III	TBD	Steam turbine	100.0
April 2011	Combined-Cycle 3	TBD	Combined-Cycle	385.1
October 2011	Combined-Cycle 4	TBD	Combined-Cycle	381.0
October 2012	Combined-Cycle 5	TBD	Combined-Cycle	381.0
April 2013	Neltume	TBD	Dam-Based	400.0
October 2013	Combined-Cycle 6	TBD	Combined-Cycle	379.4
January 2015	Combined-Cycle 7	TBD	Combined-Cycle	379.4

Source: Chilean National Energy Commission, October 2003

        During 2003, several plants entered into operation in the SIC with a total nominal capacity of 266 MW, increasing the total nominal capacity available in the SIC by 4% when compared to 2002.

  Other Generation Projects Under Development in Chile

        As discussed above, we plan to construct a 250 MW transmission line connecting the southern SIC with the SADI (Argentina), and to convert our existing fuel oil/diesel Renca power facility into a natural gas fired-combined cycle plant, which we estimate would increase the nominal capacity of the plant from 100 MW to 240 MW. See "—History and Development of the Company—Capital Investments", for further details. The construction of these projects may be affected by changes in demand for electricity in Chile and the construction plans of other generating companies.

Electricity Generation in Colombia

        Chivor's main facilities, in addition to the eight 125 MW generators, consist of a reservoir with a maximum useful water volume of 617 million cubic meters and storage capacity of 1,045.5 GWh, a primary dam and two additional diversion dams. The plant's availability averaged 93.4% during the 1997-2003 period. Forced non-availability, which is, interruptions for unscheduled maintenance or repair, averaged 0.38% during the 1997-2003 period. The following table shows Chivor's energy sales during the last three years, broken down into contract sales, sales on the spot market and reconciliation sales:

Market	2001 GWh	%	2002 GWh	%	2003 GWh	%
Contract	2,110	45	2,491	39	2,544	44
Spot Market	1,828	39	3,678	58	3,049	52
Reconciliation	730	16	170	3	229	4

Total Chivor	4,668	100	6,339	100	5,822	100

Electricity Generation in Argentina

        Our electricity investments in Argentina consist of the TermoAndes generation plant in the province of Salta, and the InterAndes transmission line. The Argentine portion of the transmission line is owned by InterAndes, our wholly owned Argentine subsidiary, and the Chilean portion of the line is directly owned by AES Gener S.A.

        The TermoAndes generation plant was built in two stages. The first two units, which have a total capacity of 417 MW, began commercial operations in open cycle in December 1999, and the second stage was completed when these units began to operate in combined-cycle, together with a third unit on April 13, 2000.

        While this project was originally designed to supply electricity to the SING, the construction of two unaffiliated natural gas pipelines that connect northern Argentina with northern Chile and their related new generation plants has led to an oversupply of electricity in the system. In addition, in 2000 and 2001, we invested US$15 million in additional infrastructure to permit the sale of excess energy into the Argentine system. In August 2002, Argentina's electric regulatory agency, ENRE, authorized TermoAndes to connect 203 MW (approximately 32% of its nominal capacity) to the national grid. However, connection to the Argentine grid is not projected in the short term, because of the economic instability in that country. Therefore, no further investments were made during 2002 and 2003.

        The CDEC-SING has the authority to set the maximum level of dispatch for each independent unit in the SING between 150 MW and 270 MW. While this limit for combined cycle plants, such as the TermoAndes plant, had previously been set at 180 MW, it was increased in 2002 to 220 MW during peak hours, and on June 17, 2003 to 240 MW during peak hours. This measure is part of the "Short-Term Operational Reliability Plan" adopted by the CDEC-SING in order to minimize the risk of energy outages in the SING, which in the past have been affected by blackouts sanctioned by regulatory authorities.

        AES Gener S.A. entered into an agreement to purchase 100% of the capacity and energy of TermoAndes, for which it is obligated to make minimum capacity and energy payments in amounts sufficient, among other things, to service the US$257.0 million of debt securities issued by TermoAndes and InterAndes to finance the project, as further described in "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Long Term Debt—

TermoAndes and InterAndes". We have entered into long term supply contracts with two mining companies in the SING, Zaldívar and Lomas Bayas, for a total of 110 MW of the capacity that is being supplied by TermoAndes. During 2003, we supplied these customers with a total of approximately 726 GWh.

Electricity Generation in the Dominican Republic

        On May 13, 1999, a consortium composed of AES Gener and an affiliate of Coastal Corporation of the United States was the successful bidder for a 50% interest in Itabo, a company formed as part of the Dominican Republic's program to privatize its electricity sector. Currently, the ownership of Itabo is comprised of AES Gener with 25.01%, Coastal Itabo Ltd., a subsidiary of El Paso Energy International, with 24.99%, the Dominican Republic government with 49.98% and employees of the former state-owned company owning the remaining 0.02%. AES Gener has the right to designate the president and a majority of the directors of the holding company formed to own the consortium's investment in Itabo. For certain significant actions, the approval of both members of the consortium is required.

        As part of our efforts to focus on our core business in Chile, discussions were held with interested parties for the sale of this asset during 2003; however, no agreements were reached.

        Itabo owns six thermoelectric generation facilities located near Santo Domingo with approximately 586.5 MW of nominal capacity, but of the facility's 13 units, only seven with approximately 432.5 MW of nominal capacity are currently in commercial operation. The other units have been decommissioned based on their low level of efficiency.

        Itabo holds contracts for 200 MW of capacity with Empresa Distribuidora del Sur and Empresa Distribuidora del Norte, which the government acquired in 2003 from Union Fenosa. Additionally, Itabo has 100 MW of capacity contracted with Empresa Distribuidora del Este, a subsidiary of The AES Corporation. In October 2001, Itabo and these three distribution companies extended the terms of their original agreements from five to 15 years. The agreements now expire in July 2016. Additionally, in November 2001, Itabo entered into an agreement with an industrial client to supply 2 MW of capacity for three years, which will expire in October 2004.

        During 2003, Itabo supplied the Dominican Republic with 1,435 GWh, representing 15% of the Dominican Republic system's total production. Itabo generation increased by 18% from 2002 to 2003, due to the fact that the Itabo I and II steam units resumed operation after the completion of their rehabilitation. The rehabilitation permitted the units to increase their available capacity from 80 MW to 128 MW, and from 100 MW to 132 MW, respectively, and additionally provided them with dual fuel capability, or the ability to burn either coal or fuel oil. The benefits of the rehabilitation include an increase in available capacity, higher levels of efficiency and a reduction in production costs, allowing them to be dispatched as base load plants. Available capacity increased from 285 MW to approximately 432 MW when Itabo I and II were returned to service.

        Itabo removed six of its generation units (Santo Domingo V and VIII, Los Mina I and II and Timbeque I and II), representing approximately 150 MW in nominal capacity, from commercial operation in 2002. Two of these units are steam units, and the remaining four are gas turbine units. The decommissioned facilities are older, inefficient units with low production and dispatch levels and received low firm capacity remunerations that did not contribute to Itabo's commercial margin.

        Itabo's construction of a fuel unloading port during 2003 was delayed due to technical revisions. We expect the port facility to have the capacity to unload 1,600 metric tons of coal per hour, allowing the entry of high-capacity Panamax ships. It is also expected to lead to a reduction in fuel transportation costs and frequency by significantly reducing the unloading time for each vessel. We expect the port to create new business opportunities through the potential provision of services to third parties.

Non-Electricity Businesses

  Imports and Sales of Coal and Our Use of Fuels

        As the largest Chilean thermoelectric generation company, we require large quantities of coal for our plants. In addition, during 2003 we were the second largest coal importer in Chile, which enables us to negotiate attractive prices and directly arrange coal transportation and delivery. We have taken advantage of our position in the Chilean coal market, selling coal to third parties and to our 50% equity-method investee, Guacolda. We estimate that in 2003 our market share in the bituminous coal market for the industrial sector in Chile was approximately 45%.

        In 2003, we bought 639,000 metric tons of coal directly from foreign suppliers in Indonesia (28%), Canada (50%), Australia (7%) and New Zealand (15%). These suppliers provide us with coal of proven and consistent quality. In comparison with 2002, coal purchases decreased by 19.7%, due to our use of stockpiled coal during 2002. The following table provides information regarding our coal sales and consumption in 2003:

	Thousands of metric tons	Millions of Ch$
AES Gener consumption	167	5,405
Sales to equity-method investees	271	6,298
Shipment ceded	242	9,785

Total	680	21,488

        Our industrial customers are located across Chile, and they are important participants in the cement, food and fishing sectors. Our main customers are Polpaico (cement company), CCSA (coal distributor), Soprocal and Inacesa (lime companies) and Nestlé (food company).

        As one of the principal thermoelectric generators in Chile, we require large volumes of fossil fuels for our business activities. During 2003, in addition to our own consumption of coal in the amount of 167,000 metric tons, we sold approximately 271,000 metric tons of coal to our equity-method investee Guacolda, as well as approximately 242,000 metric tons to other industrial customers. We were able to sell coal to Guacolda after being selected in an international coal supply bid process held by such company. In 2003, in the SING, our subsidiary Norgener consumed 31,091 metric tons of coal.

        In addition to coal, we use petroleum-based fuels such as natural gas, diesel and fuel oil for our thermoelectric operations. Eléctrica Santiagos' Nueva Renca combined-cycle facility in Chile utilizes natural gas imported from Argentina. In 2003, this plant consumed approximately 496 million cubic meters of natural gas. In addition, our subsidiary TermoAndes, through its combined-cycle facility in Argentina, consumed approximately 392 million cubic meters of natural gas in 2003. Our subsidiary Energía Verde uses forestry waste as fuel, which is supplied by neighboring paper pulp and sawmill companies under long term agreements. During 2003, Energía Verde generated approximately 75 GWh in addition to the approximately 1.0 million metric tons of steam supplied by its four facilities to several sawmills and pulp and paper companies in the south-central region of Chile.

  Coal Mining

        We own one coal mine concession in Colombia, Compañía de Carbones del Cesar Limitada, which was incorporated as our 100% owned subsidiary in September 1997. This company was formed to mine a coal deposit at La Loma, Department of El Cesar, in northeastern Colombia. We have entered into an agreement to sell the coal deposit and expect such sale to be completed in the first half of 2004.

  Oil

        In December 1998, AES Gener acquired six oil and gas exploratory concessions in Argentina and Chile from Cordex Petroleums Inc. In Argentina, OilGener Argentina Ltd. operates one concession in the Austral Basin and holds two exploratory areas in the Neuquén Basin. In southern Chile, the Fell Block area, which was 55% controlled by AES Gener, was operated through a joint operation agreement between the state-owned oil company ENAP and AES Gener. We sold the assets of OilGener Inc. (USA) and the Fell Block, along with OilGener Argentina Ltd., in November 2002, for US$500,000, to Energy Holdings LLC, for which we recorded a loss of Ch$8,409 million in 2001, equal to the book value of OilGener, and an additional loss of Ch$4,664 million in 2002, for contributions made to assets in the Fell Block area, according to the joint venture agreement with ENAP.

  Natural Gas Transportation and Distribution

        We own 13% of each of GasAndes Argentina and GasAndes Chile, which together in August 1997, began to operate a pipeline that connects the Argentine national gas system in the Province of Mendoza, Argentina with the Santiago Metropolitan Region in Chile. The pipeline is 463 km long and has a current capacity of approximately ten million cubic meters per day. In 2003, we initiated discussions to sell our interest in GasAndes Chile and GasAndes Argentina; however, no agreements have been reached.

  Explotaciones Sanitarias S.A. and Ecogener S.A.

        Explotaciones Sanitarias S.A. holds a concession for the treatment and distribution of drinking water and sewage collection and treatment in Quilicura, an industrial zone located in the Santiago Metropolitan Region. Ecogener S.A. was formed primarily to provide liquid industrial waste removal services in the industrial area of Quilicura. We sold our 51% interest in both of these companies in November 2002 for 220,000 UF to Inversiones Residuos y Tratamientos S.A., and we registered a loss of Ch$1,466 million on this sale. Prior to the sale, under U.S. GAAP an impairment loss amounting to Ch$1,592 million was recorded as of December 31, 2001.

  General Electric Joint Venture (SIGEN S.A.)

        In October 1998, we formed a joint venture with an affiliate of General Electric International Benelux B.V., or GE, to operate and service thermoelectric power plants throughout Latin America. In January 2002, we sold our 40% interest to GE, which transaction did not have a significant impact on our results for the year ended December 31, 2002.

Regulation of Electricity Generation in Chile, Colombia, Argentina and the Dominican Republic

  Chile

        The electricity sector in Chile is regulated by the Chilean Electricity Law, or the Electricity Law, which was originally enacted in 1982. Under the Electricity Law, the generation, transmission and distribution of electricity is supervised with respect to price setting by the NEC and the Chilean Ministry of Economy and Energy acting through the NEC and by the CSEC with respect to operational and technical issues. The Chilean Ministry of Economy and Energy regulates the granting of concessions to generation companies for hydroelectric facilities and to distribution companies for distribution networks. Concessions are not required for thermoelectric power plants. The NEC, through the application of certain tariff formulas set forth in the Electricity Law, calculates regulated prices for electricity sales to certain end users. The operation of electricity generation companies in each of the two major interconnected electricity systems in Chile, the SIC and the SING, is coordinated by independent dispatch centers, known as CDECs, in each of the two systems. The SIC and the SING are intended to be near-perfect markets for the operation of electricity producers in which the lowest cost producer is used to satisfy demand before the next lowest cost producer is dispatched. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible cost of production available, constrained to maintain the safety and reliability of the service in the electrical system.

        The purpose of the Electricity Law is to provide a simplified regulatory scheme and tariff-setting process that limits the discretionary role of the government through the establishment of criteria for setting prices in a manner that results in an economically efficient allocation of resources to and within the electricity sector. The principal tool for assuring economic efficiency is a pricing system based on marginal costs.

        The electricity industry in Chile is divided into three sectors:

  •
  the generation sector consists of companies that generate electricity from thermoelectric and hydroelectric production sources;

  •
  the transmission sector consists of companies that transmit electricity at high voltage; and

  •
  the distribution sector consists of distribution companies that purchase electricity from generation companies for distribution at lower voltages to be sold to customers.

        The following discussion of the Electricity Law and the tariff-setting process focuses principally on the generation-transmission sector and is not a complete description. Although the regulatory scheme governing the electricity sector has remained relatively unchanged since its adoption in 1982, it is subject to legislative review and amendment from time to time. In May 1999, the Chilean Congress passed a law amending both the Electricity Law and the law that created the CSEC, and in January 2004, the Chilean Congress passed a bill known as the Ley Corta, or the Short Law, which is expected to be effective in the following months. For more information relating to the changes in the Chilean Electricity Law, see "—Changes in the Chilean Electricity Regulation" and "—Changes in the Chilean Electricity Law".

        The Chilean electricity industry regulatory framework is different from the framework in most areas of the United States in a number of aspects. Specifically, large-scale generation and distribution of electricity in the United States is generally conducted by utility companies as integrated businesses, while in Chile the generation, transmission and distribution of electricity is conducted by separate entities. In addition, in the United States generators and distributors of electricity operate in concession areas that are often granted on an exclusive basis, while in

Chile generation companies are free to sell electricity through the relevant system to any distribution company, to unregulated customers and to other generation companies.

        In Chile, the regulation of production schedules for electricity generation facilities is based on the marginal cost of production, which is the cost of the most expensive unit required by the system at the time. In order to meet demand for electricity at any point in time, the lowest marginal cost generating plant in an interconnected system is used before the next lowest marginal cost plant is dispatched. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible marginal cost of production available in the system, considering transmission and reliability constraints. Generation companies are free to enter into sales contracts with distribution companies and other customers for the sale of capacity and energy. However, the electricity necessary to fulfill these contracts is provided by the contracting generation company only if the generation company's marginal cost of production is low enough for its generating capacity to be dispatched to meet demand. Otherwise, the generation company will purchase electricity from other generation companies at the marginal cost of production in the system.

        Under existing law, during periods when production cannot meet system demands, regardless of whether the government has enacted a rationing decree, the price of energy exchanges between generation companies is valued at the "shortage cost" determined by NEC, by considering the cost to consumers for not having energy available. This "shortage cost" is significantly higher than market price at normal conditions. Although this law was promulgated in 1990, it was not applied until November 1998, when generators in the SIC were unable to agree on the implementation of the shortage cost during the supply deficit and associated mandated rationing periods.

        Also, under existing law, the prices paid to generation companies by distribution companies for capacity and energy to be resold to their retail customers are based on the marginal cost of capacity or energy. In order to ensure price stability, however, the regulatory authorities in Chile establish prices, known as "node prices", every six months to be paid by distribution companies for the energy and capacity requirements of regulated consumers. Node prices for energy are calculated on the basis of projections of the expected marginal costs within the system over the next 24-48 months in the SING and the SIC. The formula takes into account, among other things, assumptions regarding available supply and demand in the future. Node prices for capacity are based on the marginal investment required to meet peak demand, based on the cost of a diesel-fired turbine. Prices for capacity and energy over 2.0 MW sold to large customers and for other generation companies purchasing on a contractual basis are unregulated. If average prices for capacity and energy sold to unregulated customers differ from node prices by more than 10%, node prices are adjusted upward or downward, as the case may be, so that the difference between such prices equals 10%. In contrast, the spot price paid by one generation company to another for energy is referred to as the "system marginal cost", which is based on the actual marginal cost of the highest cost generator producing electricity in the system during the relevant period, as determined on an hourly basis. The recently approved Short Law will amend some of those points. See "—Changes in the Chilean Electricity Law".

        Since the system marginal cost for energy is set weekly (but may in certain circumstances be changed on a daily basis) based on variables that can change instantaneously, and the node price for energy is set every six months based on projections of these variables, the system marginal cost for energy tends to be more volatile than the node price for energy of that system. In periods of low water conditions that require greater generation of energy by more costly thermoelectric plants, the system marginal cost typically exceeds the node price. In periods of high water conditions when lower cost hydroelectric facilities can meet the majority of the demand, the system marginal cost is typically below the node price and may in fact decline to zero during some hours.

  Summary of National Energy Policy

        The organization and operation of the electricity sector in Chile is intended to support the overall energy policy of the country, which seeks to achieve the greatest practical benefit by establishing conditions for economically efficient investment and operation and which relies principally on the private sector.

        The basic strategy of Chile's energy policy, as applied to the electricity sector, is to:

  •
  develop energy sources at the lowest aggregate cost, taking into account both investment and operating cost, as well as supply constraints and environmental impact;

  •
  achieve an adequate and reliable electrical power supply, balancing the costs of a constrained supply against the capital and operating costs of creating new capacity;

  •
  assure an efficient and economic mix of energy sources (thermoelectric and hydroelectric) within the electricity sector; and

  •
  maintain a stable and predictable regulatory scheme that will provide the necessary incentives for the development of privately owned generation and distribution companies in a competitive environment.

        Under the policy, the role of the state in the electricity sector is principally threefold:

  •
  to oversee development by planning and coordinating private sector initiatives and granting of concessions and permits;

  •
  to supervise the operation of the tariff-setting system established by the Electricity Law; and

  •
  to promote or develop projects deemed to be of national importance that do not attract sufficient private sector investment.

  Changes in the Chilean Electricity Regulation

        An administrative regulation under the Electricity Law was officially promulgated by the Chilean Ministry of Mining and published in the Official Gazette on September 10, 1998 or the Supreme Decree No. 327. The regulation makes certain technical changes to the existing regulations and related statutes. The primary purpose of these changes is to clarify existing procedures and resolve differing interpretations of the regulations. The changes include the establishment of an independent CDEC in all interconnected systems, in order to more effectively separate electricity transmission from electricity generation, make revisions to the toll system for transmission lines and establish new standards for quality of service.

        On May 20, 1999, the Chilean Congress passed a law amending both the Electricity Law and the law that created the CSEC, which was approved by the executive branch in June 1999.

        The amended Electricity Law requires that, during rationing periods dictated by decree from the Chilean Ministry of Economy, any system shortage or deficit is to be distributed proportionally among generation companies, regardless of each company's actual generation levels and contractual commitments. The amendments also require generation companies with supply deficits to pay generators with supply surpluses for energy transfers valued at the system marginal cost that is equal to the unserved cost of energy during shortages. Generation companies, in turn, must compensate their regulated customers for energy deficits in an amount equal to the difference between the unserved energy cost and the effective node price of energy. Finally, distribution companies are required to pass on all compensation received to their regulated customers. The amended Electricity Law provides that a generator cannot fail to meet its payment obligations by claiming that a drought situation is a force majeure event. In addition, the amendments to the law creating the CSEC expand the powers granted to this regulatory agency, most notably in connection with the authority to impose fines for certain infractions of the law and the compensation of consumers for energy supply failures.

        On October 9, 2003, the Chilean Ministry of Economy and Energy issued an amendment to Supreme Decree 327 that specifies the administrative norms that will prevail in case of electrical rationing, dictates complementary norms for the calculation of transmission tolls and standardizes the procedures for determining the node price. The primary impact of the new regulation is the following:

  •
  in the event of a failure during a drought situation or a failure of a thermoelectric plant, the compensatory payment will be made according to non-supplied energy;

  •
  the entire transmission system will receive payments from users according to a new model; and

  •
  the introduction of a more detailed methodology for the calculation of the node price, which will provide greater certainty to the market about the process for setting the node price.

  Changes in the Chilean Electricity Law

        The Short Law, which was passed by the Chilean Congress in January 2004, establishes amendments to the existing Electricity Law, principally in relation to tolls charged for the use of high voltage and transmission systems.

        In addition to the amendments to modify the procedures used to determine transmission tolls, the Short Law contains other important modifications, including a reduction in the minimum demand requirement for a customer to qualify as an unregulated customer and a reduction of the range outside of which the node price must fall in order to be subject to readjustment. The Short Law reduces the minimum demand requirement from the current level of 2.0 MW to 0.5 MW. Such modification provides generation companies with a larger unregulated customer base and allows them to sell electricity to those customers directly, rather than to regulated distributors that resell the energy to those customers. The previous law required that the difference between regulated node prices and the actual prices charged to unregulated customers, on average, not exceed 10%. If the prices determined by the Chilean regulatory agency do not meet this requirement, the node prices are adjusted upward or downward to fall within a range of 10%. The Short Law reduces the range to 5%, effectively moving the regulated price closer to unregulated market prices.

        We believe that the modifications contained in the Short Law maintain or improve our position, with regard to both our current status and projected development, particularly in regard to issues related to transmission tolls. In addition, Supreme Decree No. 327, which was modified on October 9, 2003 with respect to the clarification of the methodology utilized to calculate transmission tolls and the procedures to be used during rationing periods, will be replaced by the Short Law.

  Electricity Sales by Generation Companies

        Under the Electricity Law, generation companies may sell capacity and energy:

  •
  to distribution companies;

  •
  directly to certain unregulated customers; and

  •
  to other generation companies.

        Sales may be made pursuant to short or long term contracts or on a spot basis. Generation companies are free to determine whether and with whom to contract, the duration of contracts, and the amount of electricity to be sold.

  Sales to Distribution Companies

        Most sales of electricity to distribution companies are regulated. Under the Electricity Law and relevant regulations, all sales of electricity to distribution companies for resale to regulated customers, principally those customers who require 2.0 MW of nominal capacity or less, must be made at the node prices then in effect. As mentioned above, the recently approved Short Law, once effective, will reduce this limit to 0.5MW. Node prices for capacity are based on the annual cost of installing a new diesel fuel gas turbine generation facility. Node prices for energy are calculated on the basis of projected short-term marginal cost of satisfying the demand for energy at a given point in the relevant interconnected system over the next 48 months in the SIC and the next 24 months in the SING on an expected value basis. In order to determine the cost of energy, a tariff formula is used which takes into account projections of the principal variables in the cost of energy at each sub-station in the system over the relevant time period, including:

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

  •
  scheduled new additions to generating capacity and the transmission system; and

  •
  historic hydrological conditions for the last 40 years.

        These marginal cost projections assume efficiency in operations and future investment.

        The current Electricity Law requires that the difference between node prices and the actual prices charged to unregulated customers in the prior six-month period not, on average, exceed 10%. The recently approved Short Law, once effective, will amend the range outside of which the node price must fall by reducing it from 10% to 5%.

        Node prices for capacity and energy are established every six months, in April and October, by a decree issued by the Chilean Ministry of Economy and Energy. Node prices thus established become effective in May and November. The Chilean Ministry of Economy and Energy acts on recommendations submitted by the NEC, which, prior to finalizing its recommendation, receives comments from generation companies and the relevant CDEC. Node prices are expressed as formulas, with industry-specific indexation that allows the node prices to be adjusted during the six-month period if changes in some of the underlying assumptions used to project the node prices then in effect would result in a change of more than 10% in the node price calculation.

        As with any regulated company, we cannot assure you that the laws or regulations in Chile will not change, or be interpreted, in a manner that could adversely affect our equity-method investees or us. For instance in May 2001, the Chilean government issued Resolution No. 88, under which electricity generators such as AES Gener are required to provide power to distribution companies in the SIC if such companies are unable to freely contract for adequate power to meet their customers' needs. This resolution effectively requires us to supply more energy to distribution companies than we have otherwise freely contracted for, thereby increasing our exposure to the spot market.

  Contractual Sales to Unregulated Customers

        Contractual sales of capacity or energy to other generation companies and other customers with more than 2.0 MW of capacity demand, whether directly by a generation company or through a distribution company, are not regulated. As mentioned above, the recently approved Short Law, once effective, will reduce this limit to 0.5 MW. These customers are free to negotiate prices and may purchase the capacity or energy directly from generation companies or from distribution companies pursuant to short or long term contracts.

        Sales of electricity by generation companies directly to large customers are facilitated by provisions of the Electricity Law, which enable any generation company to use the transmission lines of other generation companies, transmission companies and distribution companies upon payment of a toll charge. The toll is fixed according to a formula that reimburses the owner of the transmission lines for a portion of its investment and operating cost for the transmission lines used. As a result of these toll arrangements, a generation company can supply electricity directly to large customers that are located at a considerable distance from its own facilities, thus fostering enhanced competition in the sale of electricity to large customers.

  Sales to Other Generation Companies in the Spot Market

        Spot sales of capacity and energy between generation companies are also regulated by the Electricity Law. These sales are made at the "system marginal cost" of the interconnected system in which the companies are located. System marginal costs are set twice a year in the case of sales of capacity, and each week, with daily review, on an hourly basis in the case of sales of energy. In each case, system marginal costs are set by the relevant CDEC. The system marginal cost for capacity is based on the cost of installing a new diesel fuel gas turbine generation facility. The system marginal cost for energy is based on such factors as demand projections, reservoir levels, fuel costs for thermoelectric-generating facilities, maintenance schedules and other factors that would affect the availability of existing capacity during the week.

        The following graph sets forth the relationship between the node price and the system marginal cost for energy in the SIC in the 1990-2003 period:

Node Price and System Marginal Cost in the SIC
(in US$/MWh)

        The following graph sets forth the relationship between the node price and the system marginal cost for energy in the SING in the 1993-2003 period:

Node Price and System Marginal Cost in the SING
(in US$/MWh)

  Electricity Sales by Distribution Companies

        In 2003, 55.8% of our energy sales in Chile were to distribution companies. Under the Electricity Law, distribution companies may sell capacity and energy to large customers, customers with a capacity demand of more than 2.0 MW and certain other short-term or special customers at unregulated prices. The recently approved Short Law, once effective, will reduce this limit to 0.5MW. All other sales must be at regulated tariffs. These tariffs, which vary among distribution companies and among customers of a given distribution company, are based on factors such as level of usage, variability of usage and proximity to generation facilities. They are calculated by adding a distribution charge, called the value added in distribution, and reflect the assumed costs incurred in distribution in the applicable node prices charged by the generation company.

        Distribution tariffs are adopted by the Chilean Ministry of Economy every four years, based on recommendations from the NEC, which develops its proposals through a prescribed process that includes participation by the distribution companies and specialized consultants. Tariff formulas provide for tariffs based on variations in node prices and other factors affecting distribution costs. Such indexation occurs on a monthly basis. As required by the Electricity Law, distribution tariffs were revised in 1988, 1992, 1996 and 2000, and the next revision of tariffs is expected to become effective in 2004.

  Concessions

        Concessions for the operation of hydroelectric generation facilities are granted by the Chilean Ministry of Economy under the Electricity Law. Concessions for hydroelectric facilities are of indefinite duration but are subject to revocation for failure to comply with their terms. Concessions are not required for the operation of thermoelectric generation facilities.

  Colombia

        The Colombian electricity sector is comprised of 66 electric generation companies, 12 national transmission companies, 75 local and regional distribution companies and 123 licensed wholesale electricity traders.

        Almost all of the electricity used in Colombia is generated domestically, principally by hydroelectric plants. In addition, Colombia's national transmission network is interconnected at three points to the Venezuelan grid and at two points to the Ecuadorian grid. As of December 31, 2003, the gross capacity to both countries was 371 MW (imports) and 621 MW (exports). In March 2003, a new line of 230 kV interconnecting the Colombian and Ecuadorian transmission network began operations. During 2003, the total energy exported to Ecuador represented about 2.7% of Colombian demand. In addition, during 2003, Colombia was a net exporter of energy (exported 94% and imported 6%); this condition allowed increases in spot prices of approximately Col$2/kWh.

        Generally, electricity is delivered to end users through local distribution companies' networks, although some large consumers of electricity have direct connections to regional transmission networks or the national transmission network.

        From 1980 to 1985, the Colombian electricity sector expanded rapidly, financed largely by foreign currency-denominated project finance debt. During this period, the industry was heavily regulated by the Colombian government, which often set prices charged to retail end users of electricity below the cost of the electricity consumed, encouraging excess consumption and waste. The combination of a high debt load, artificially low prices and the devaluation of the Colombian peso in 1985 led to a financial crisis in the sector that culminated in the Colombian government assuming control of significant ownership stakes in a majority of Colombian electric utilities by exchanging debt owed by such utilities to the government for equity interests in the utilities.

        Since 1991, the Colombian government has sought to restructure the electricity sector, seeking to reduce administrative inefficiency in electricity enterprises, establish a rational tariff structure to allow energy companies to recover the true economic cost of electricity services, strengthen the finances of electricity enterprises and establish a framework for the participation of private entities in the energy sector.

        In 1994, the Colombian government enacted laws that provide the basic structure and regulatory framework of the sector today. The principal reforms initiated by these laws represented a change in the government's role in the sector from direct management, ownership and control of electric utilities to ordinary regulation of electric utilities, the opening of the industry to private sector participation, the creation of an open and competitive wholesale electricity market, the regulation of monopolistic transmission and distribution activities, and the establishment of universal access to transmission and distribution networks. Currently, the Colombian government continues to control a substantial majority of the electricity generation and distribution in Colombia through public entities and entities of mixed public and private share ownership.

        The majority of the electricity generated in Colombia is initially purchased from generators on a wholesale, unregulated basis by licensed electricity traders. Many of these traders are themselves generators that are required to purchase electricity from other generators in order to meet their delivery commitments to customers. In addition to traders, several industrial electricity end users purchase electricity directly from generators. All of these initial purchases, as well as any subsequent sales among traders, are made at unregulated, market-driven prices. All of these purchases are conducted on the Major Electricity Market, or MEM, which began functioning in July 1995. Purchases on the MEM are made on a spot basis through the wholesale power market, the Bolsa de Energía, or Colombian Energy Exchange, although the effective cost to the purchaser is usually modified under long term hedging contracts entered into between traders and generators. These contracts covered approximately 89% of the total demand in 2003.

        Total nominal capacity in Colombia in 2003 is estimated to be 13,265 MW, of which about 67% is accounted for by hydroelectric plants and 33% is accounted for by either coal or gas-fired thermal plants. The electricity industry in Colombia is regulated by the Colombian Electricity Law, which divides the electricity industry into four sectors: generation, transmission, distribution and commercialization. Companies created after the approval of the Colombian Electricity Law in 1994 may engage in only one of the first three activities. Commercialization activities may be combined with either generation or distribution by any single company.

        The Colombian Electricity Law establishes participation limits on each activity in the electricity industry. As of 2002, no generation company or distribution company may own more than 25% of the business assets, and no commercialization company may account for more than 25% of the demand of the system. Vertical integration restrictions were established in 2002 as well, whereby no distribution company may own more than 25% of a generation company and no generation company may own more than 25% of a distribution company. In 2003, this regulation remained in force.

        The Colombian Electricity Law created the Regulatory Commission of Energy and Gas, or CREG, to act as the legal coordinator and regulator of the electricity industry. The CREG established two specific energy markets:

  •
  the wholesale market, which is divided into the long term contract market and the wholesale power pool market; and

  •
  the unregulated market, in which customers with a nominal capacity greater than a certain capacity established by law may buy energy directly from commercialization companies.

        Participation in the power pool market is mandatory for all generators. Electricity dispatch is performed by the National Dispatch Center, or the CND, which performs a function similar to that of the CDEC in the Chilean electricity market. For each hour of the day, dispatch is prioritized according to the prices bid by each generator, with daily optimization and without considering energy contract sales.

        The Colombian Electricity Law also establishes open access to the transmission grid. Sales by electricity traders to most end users are made through local distribution systems at prices set by the CREG. Certain end users, currently including users with more than 0.1 MW or 55 MWh/month of nominal capacity, purchase electricity at market-determined prices. Transmission and distribution companies have regulated revenues established by the CREG. As of January 1, 2002, generation companies do not have to pay for the use of transmission facilities.

        Each customer's electricity tariffs include: (1) generation and commercialization costs, (2) fees paid to the distribution and transmission companies, (3) fees paid to the regulatory agencies, (4) costs for energy losses and (5) subsidies determined by the government. Current electricity tariffs are partially subsidized by the government and large electricity consumers, but it is expected that these subsidies will be reduced in the future.

        The El Niño weather phenomenon that prevailed in Colombia during the second half of 1997 through the beginning of the second half of 1998 caused a drought throughout Colombia and significantly increased spot market prices. Reservoir levels recovered, reaching high levels in late 1998, and normal weather conditions continued until the second half of 2002. Thermoeletric generation was only needed for system maintenance purposes and to satisfy demand in isolated zones where guerrillas attacked the energy transmission system. From the second half of 2002 through April 2003, El Niño returned, producing a moderate decrease in system inflows and, accordingly, an increase in spot prices. Nonetheless, 2003 was a normal year overall, which means that weather conditions were in the average range based on historical data. However, there was an increase in the amount of necessary thermoelectric generation due to guerrilla activity that resulted in continued attacks on the Colombian electric grid. The spot price of electricity averaged Col$67.01/kWh in 2003, ranging from Col$63.02/kWh to Col$79.98/kWh during the year. In comparison, the average spot price in 2002 was Col$48.68/kWh.

        The following graph sets forth the average Colombian Energy Exchange prices on the SIN, Colombia's electricity grid, for the 1995-2003 period. The spot price on the Colombian Energy Exchange is set hourly and is equal to the price at which the last generator was dispatched to produce electricity during that hour.

Average Energy Spot Prices in the SIN
(in US$/Mwh)

        As of December 31, 2003, approximately 94% of Colombia's urban population and 58% of its rural population had electricity service. During the period from 1980 to 2003, electricity demand grew at a compounded annual growth rate of 3.8%, from 19,533 GWh in 1980 to 46,090 GWh in 2003. By comparison, from 1980 through 2003, Colombia's gross domestic product grew at a compounded annual growth rate of 3.7% on a U.S. dollar basis, and its population grew at a compounded annual growth rate of 2.1%. Colombia's electricity demand has increased steadily since 1980, with the exception of decreases in consumption in 1992, which resulted from rationing during a drought and in 1999 because of a decrease in gross domestic product that year.

        Electricity generation in Colombia has more than tripled over the past 23 years. In 1980, nominal generating capacity was 4,108 MW, approximately 71% hydroelectric and 29% thermal. By 2003, nominal generating capacity had grown to 13,265 MW, approximately 67% hydroelectric and 33% thermal. The following table illustrates the total amount of electricity generated in Colombia for the years indicated:

	1999	2000	2001	2002	2003
Total GWh	41,795	42,460	43,379	44,811	46,090
Hydroelectric	80.1%	75.4%	75.5%	77.8%	78.9%
Thermoelectric	19.9%	24.6%	24.5%	22.2%	21.2%

        Total generation capacity in 2004 is expected to increase by 133 MW (31.5 MW Hydro, 82 MW Gas and 19.5 MW Wind Power) according to estimates of the Unidad de Planeación Minera y Energética, the Mining and Energy Planning Agency, or UPME. To satisfy demand for the period from 2004 to 2013, it will be necessary to install additional capacity of 1,000 to 1,900 MW, depending on the reliability of the system.

        The Colombian Constitution places a duty on the part of the government to ensure public services are made available to all of the country's inhabitants in an efficient manner. Law 142 provides a broad regulatory framework for the provision of residential public services, including the distribution of electricity, gas, water, sewage and telecommunications, and Law 143 provides the regulatory framework for the generation, trading, transmission and distribution of energy. Resolutions promulgated by the CREG address the general principles set forth in Law 142 and Law 143.

        Law 142.    Law 142 establishes that the provision of electricity, telecommunications, water, sewage and bottled gas distribution are essential public services that may be provided by public and private sector entities. Public service companies are required to:

    •
    ensure continuous and efficient service without monopolistic abuse;

    •
    subsidize low income users;

    •
    inform users about efficient and safe usage;

    •
    protect the environment;

    •
    allow universal access to their services; and

    •
    report to the appropriate regulatory commission and the Superintendency of Residential Public Services, or SSP.

        Law 143.    Law 143 sets out the following principles for the electricity industry, which are implemented in the resolutions promulgated by the CREG and other regulatory bodies governing the electricity sector:

    •
    efficiency—the correct allocation and utilization of resources and the supply of electricity at minimum cost;

    •
    quality—compliance with the technical requirements established by regulations affecting the sector;

    •
    continuity—a continuous electricity supply without unjustified interruptions;

    •
    adaptability—the incorporation of modern technology and administrative systems to promote quality and efficiency;

    •
    neutrality—the impartial treatment of all electricity consumers;

    •
    solidarity—the provision of funds by higher income consumers to subsidize the consumption of lower income consumers; and

    •
    equity—an adequate and non-discriminatory supply of electricity to all regions and sectors of the country.

        Prior to the effectiveness of Law 143, the Colombian electricity sector was extensively vertically integrated. Under Law 143, generation, trading, transmission and distribution of electricity have begun to be separated and are subject to distinct regulatory regimes. Most companies that were vertically integrated at the time Law 142 became effective may continue to engage in various sector activities but must keep separate accounting records of each business activity. Companies that did not engage in both generation and distribution at the time the electricity sector was restructured are currently prohibited from engaging in both activities. Any company may enter the transmission business. In addition, the participation by all electric sector companies in other companies within the sector is limited. For example, a generator may not own more than 25% of the effective nominal generating capacity in Colombia, and individual distributors or traders may not account for over 25% of distribution capacity.

        The electricity sector is under the jurisdiction of the Colombian Ministry of Mines and Energy, or the MME, which defines the government's policies for the energy sector. This duty is carried out in collaboration with several other government agencies. Listed below are the principal government agencies involved in the regulation of the electricity sector and their responsibilities:

    •
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

    •
    CREG. The CREG is a special administrative unit of the MME created in 1994 whose membership consists of the Colombian Minister of Mines and Energy, the Colombian Minister of Finance, the Director of the Colombian Department of National Planning and five experts appointed by the president for four-year terms. Approval of CREG resolutions requires a favorable vote by either: (i) a majority of the experts and one other member or (ii) both ministers, the Director of the Colombian Department of National Planning and two experts.

        The following functions have been assigned to the CREG by Laws 142 and 143:

    •
    establishment of the conditions for a gradual deregulation of the sector for movement toward an open and competitive market;

    •
    approval of connection and usage tariffs for the transmission and distribution of electricity;

    •
    establishment of the methodology for calculating tariffs for the regulated market;

    •
    definition of the regulated and unregulated end-user markets;

    •
    establishment of regulations for the planning and coordination of the operation of the Colombian National Transmission System;

    •
    establishment of the technical criteria relating to quality, reliability and security of supply; and

    •
    protection of the rights of consumers.

        The CREG performs its functions by issuing operational regulations and resolutions. The CREG's operational regulations and resolutions do not require congressional approval.

    •
    UPME. The UPME is the special administrative unit of the MME that is responsible for preparing the Colombian National Energy Plan and the Electric Sector Reference Expansion Plan for Ministry approval. The UPME prepares these plans in consultation with representatives of the transmission, distribution and generation industries by determining the overall energy requirements of the Colombian population and the most efficient way to satisfy national demand.

    •
    SSP. The SSP is provided for in the Colombian Constitution and possesses supervisory authority over all public service companies, including those companies involved in the electric sector. The SSP monitors the quality and efficiency of all public service companies and may impose sanctions provided for in Law 142 on electric sector companies for nonpayment and violations of the Colombian Code of Operations and for noncompliance with any of the resolutions of the CREG or the UPME or the provisions of Laws 142 and 143. To date, the SSP has not imposed any penalty on Chivor.

    •
    The Colombian Ministry of the Environment. The Colombian Ministry of the Environment was created in 1993 by Law 99. All projects that affect the land or impact the environment must obtain a license from the Colombian Ministry of the Environment. While other environmental authorities can issue certain licenses, only the Colombian Ministry of the Environment has the authority to issue licenses for the construction of large-scale generation or transmission projects.

  Argentina

        The Argentine electricity industry was restructured in 1992 as a result of the government's privatization program. A new framework, similar to the Chilean regulatory system, was established to regulate the generation, transmission and distribution of electricity. Production scheduling and prices are both based on a competitive generation market. Distribution companies and other large users purchase electricity (both capacity and energy) on the spot market at a spot or seasonal price or through long term contracts on the Wholesale Electricity Market, or the WEM.

        The Argentine electricity industry is currently regulated by the Ente Nacional Regulador de la Electricidad, which is the Argentine National Electricity Regulating Entity, or the ENRE. The ENRE operates under the supervision and rules and regulations of the Argentine Secretariat of Energy, the Argentine Ministry of Economy and the Argentine Executive Branch of the government and is responsible for enforcing compliance with the provisions of the regulatory framework and the applicable concessions.

        The Argentine electricity industry is divided into the Sistema Argentino de Interconexión, which is the National Interconnection System, or SADI, and the Sistema Interconectado Patagónico, which is the Patagonian Interconnected System. Under the current framework, generation companies sell their electricity to distribution companies and other large users in the competitive wholesale electricity market through supply contracts or in the spot market at prices set by the Wholesale Electricity Market Management Company, or CAMMESA. The operation of the wholesale electricity market is the responsibility of CAMMESA. CAMMESA's participants include generation, transmission and distribution companies and large users through their respective industrial associations. CAMMESA's president is the Argentine Secretary of Energy.

        Most of the electric transmission system in Argentina has been privatized and is currently operated by Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. Three other companies own most of the remaining transmission system. Transmission companies have specific obligations and rights by law. For example, they are required to provide third parties open access to available transmission capacity, prohibited from generating, buying or selling electricity and authorized to charge a toll for transmission services. The cost of transmission in Argentina charged to generation and distribution companies and large users consists of a charge for transportation of energy across the system, a charge for connection to the system, and a charge for line availability.

        Within the Argentine electricity industry, all generation companies pool electricity in a wholesale electricity market. Electricity is purchased from participants in the pool by distribution companies and other large users at the contractual, seasonal or spot price. The contractual price is paid by distribution companies and other large users that have entered into supply contracts with generation companies. Large users who contract directly with generation companies must also pay the distribution companies a toll for distribution. The seasonal price is the generation price passed through by distribution companies to regulated customers. It is a fixed price reset every three months by CAMMESA and approved by the Argentine Secretary of Energy, and it is supposed to represent the average expected spot prices for the next three months plus a correction for the difference between the current average spot price during the last three months and the previous seasonal price. The spot price is the price paid by other generation companies for energy dispatched under CAMMESA's direction, as discussed in the immediately succeeding paragraph, and for electricity required by CAMMESA to maintain adequate reserves. The hourly spot price paid for energy reflects the marginal cost of generation according to the values declared by generators.

        The actual operation of CAMMESA involves the dispatch of generating resources without regard to contracts between generation companies and distribution companies or large users. Consequently, a generation company's capacity may be dispatched to provide more or less energy to the pool, irrespective of its contractual commitments. Under these circumstances, the generation company will be obligated to buy or sell excess energy from or to the pool at spot prices.

        As a consequence of the Public Emergency Law, since November 2002 the seasonal price has not been adjusted, and its level has been consistently below the spot price. Thus, the funds collected by CAMMESA from distributors have been insufficient to pay generators the spot price. In order to avoid greater differences between the spot price and seasonal price, Resolution 240/03 was issued in August 2003, establishing that the spot price will be set using the variable costs of thermal plants, assuming they consumed natural gas, even though they actually consumed other more expensive fuels. This measure considerably reduced the spot price in the winter season when gas restrictions were in effect.

        Since the seasonal price has systematically been below the spot prices, collections from the electricity market have not been high enough to pay generators. As a result, in September 2003 Resolution 406/03 was issued to change the proportional criteria used to pay generators for their sales in the spot market, giving priority to thermal generators on the basis of their variable operating costs. In the event that CAMMESA observes some unexpected shortage of generators that it might consider unusual, the resolution requires it to inform the Argentine Secretary of Energy of the situation and to retain the whole payment to this generator if it considers there to be no reasonable explanation for such unavailability.

  The Dominican Republic

        After several attempts to restructure and privatize the electricity sector, in March 1998, the Dominican government approved a decree that enabled capitalization through privatization. The capitalization decree transferred the ownership of previously state-owned enterprises to the private sector by offering 100% management control in exchange for a 50% equity interest. In July 2001, Law No. 125 was enacted to define the legal framework for the electricity sector, and, in July 2002, the Dominican executive branch passed regulations for the implementation of the law. The law and its regulations are very similar to those in effect in Chile and were designed to meet the country's energy consumption needs through governmental energy institutions, namely the Comisión Nacional de Energía, the National Energy Commission, or CNE, and the Superintendencia de Electricidad, the Superintendency of Electricity, or Superintendency. The principal role of the CNE, acting as advisor to the executive branch is to develop and coordinate regulations, propose and adopt policies, design plans for the adequate operation and development of the sector and ensure that they are complied with, and to promote investments. The Superintendency's duties include the setting of tariffs, processing of permits, supervision of compliance with regulatory and technical rules related to electricity generation, transmission and distribution companies and the prevention of monopolistic activity in areas where competition is required. The new law and its regulations establish that generation, transmission and distribution companies, as well as self-producers and co-generators that sell surpluses to the system, be members of an organization that coordinates the operation of facilities, and transmission and distribution systems.

        In October 2003, the Dominican government created a commission to revise the laws related to the electricity sector and the process of capitalization through Decree 1036-03. The objective of the commission is to evaluate the current legal framework, including issues such as allowing the complete privatization of the companies formed during the capitalization process, the privatization of the transmission sector and the vertical integration of the sector.

C. Organizational Structure

        We are a holding company and conduct some of our business through subsidiaries. The following charts present as of December 31, 2003, (1) our relationship with The AES Corporation, (2) our corporate structure and the approximate percentage equity ownership interest that we hold in those subsidiaries and equity-method investees.

AES Gener
OilGener (USA)
PACSA
Soc. Eléctrica Santiago
CDEC-SIC Ltda.
Guacolda
GasAndes Chile
GasAndes Argentina
Gener Argentina
Gener Internacional
Servicios de Asistencia Técnica
Norgener
CDEC-SING Ltda.
Energía Verde
AES Colombia
Energy Trade
Compañía Carbones del Cesar
Chivor
Energen
New Caribbean Investment
Itabo
InterAndes
TermoAndes
Gener Blue Water
Inv. Termoenergía Chile
Genergía Power Ltd.
Genergía S.A.
Subsidiaries
Equity-Method Investees
100.00%
97.90%
90.00%
7.69%
50.00%
13.00%
99.99%
99.90%
0.01%
0.10%
14.29%
94.63%
5.34%
0.82%
99.98%
99.18%
49.98%
25.005%

D. Property, Plant and Equipment

        AES Gener S.A.'s electricity generation facilities in the SIC consist of four hydroelectric plants and four thermoelectric plants, including one gas turbine plant. Energía Verde, 100% owned by AES Gener S.A., also operates in the SIC, and its facilities consist of two thermoelectric co-generation units, one thermoelectric unit, two steam generation plants and one gas turbine. Energía Verde uses forestry waste to generate steam, with a capacity of 60 metric tons of steam per hour. Eléctrica Santiago, 90% owned by AES Gener S.A., has one combined-cycle plant and operates in the SIC. Norgener, 100% owned by AES Gener S.A., has two thermoelectric units operating in the SING. Chivor, 99.98% owned by Energy Trade, a 100% owned subsidiary of AES Gener S.A., is a 1,000 MW hydroelectric (dam-based) facility located in the SIN. TermoAndes, 100% indirectly owned by AES Gener S.A., owns one combined-cycle facility in the province of Salta in Argentina and supplies electricity to the SING. InterAndes, 100% indirectly owned by AES Gener S.A., owns the portion of the transmission line in Argentina, which delivers electricity produced by TermoAndes in the SING.

        The following table provides information related to our electricity generation operations from 1999 to 2003:

AES Gener Electricity Generation 1999-2003 as of December 31 of Each Year

	1999	2000	2001	2002	2003
AES Gener S.A.
Nominal capacity (MW)	756	756	756	782	782
Number of plants	8	8	8	8	8
Energy generation (GWh)	3,565	2,648	2,052	1,715	1,815
Total energy purchases (GWh)	2,221	2,366	3,904	4,279	3,988
Total energy sales (GWh)	5,661	4,922	5,956	5,942	5,743
Losses + own consumption	125	98	79	52	59
Total sales + losses + own consumption	5,786	5,020	6,035	5,994	5,803
Percentage of total (power sales + losses)
represented by own generation	62%	53%	34%	29%	31%
Norgener
Nominal capacity (MW)	276	277	277	277	277
Number of plants	1	1	1	1	1
Energy generation (GWh)	1,277	511	61	284	128
Total energy purchases (GWh)	218	836	1,362	1,089	1,271
Total energy sales (GWh)	1,468	1,278	1,414	1,350	1,383
Losses + own consumption	27	52	7	23	17
Total sales + losses + own consumption	1,495	1,330	1,421	1,372	1,399
Percentage of total (power sales + losses)
represented by own generation	85%	38%	4%	21%	9%
Energía Verde(1)
Nominal capacity (MW)	32	32	37	42	42
Number of plants	3	3	4	5	5
Energy generation (GWh)	97	107	79	71	75
Total energy purchases (GWh)	118	149	168	227	221
Total energy sales (GWh)	213	256	245	291	290
Losses + own consumption	1	—	—	7	6
Total sales + losses + own consumption	214	256	245	298	296
Percentage of total (power sales + losses)
represented by own generation	45%	42%	32%	24%	25%
Eléctrica Santiago
Nominal capacity (MW)	379	379	379	379	379
Number of plants	1	1	1	1	1
Energy generation (GWh)	2,060	1,797	1,979	1,910	2,450
Total energy purchases (GWh)	443	741	809	812	435
Total energy sales (GWh)	2,482	2,522	2,751	2,720	2,885
Losses + own consumption	22	58	85	50	—
Total sales + losses + own consumption	2,503	2,580	2,837	2,770	2,885
Percentage of total (power sales + losses)
represented by own generation	82%	70%	70%	69%	85%

TermoAndes
Nominal capacity (MW)	—	643	643	643	643
Number of plants	—	1	1	1	1
Energy generation (GWh)	—	1,217	1,386	1,768	1,903
Total energy purchases (GWh)	—	—	3	43	37
Total energy sales (GWh)	—	1,131	1,353	1,686	1,815
Losses + own consumption	—	87	36	125	125
Total sales + losses + own consumption	—	1,218	1,389	1,811	1,940
Percentage of total (power sales + losses)
represented by own generation	—	100%	100%	98%	98%
Chivor
Nominal capacity (MW)	1,000	1,000	1,000	1,000	1,000
Number of plants	1	1	1	1	1
Energy generation (GWh)	3,016	3,118	3,401	4,421	3,817
Total energy purchases (GWh)	1,480	1,822	1,592	2,312	2,504
Total energy sales (GWh)	4,496	4,940	4,664	6,339	5,822
Losses + own consumption
Total sales + losses + own consumption	4,496	4,940	4,992	6,733	6,322
Percentage of total (power sales + losses)
represented by own generation	67%	63%	68%	66%	62%

(1)
Energía Verde's nominal capacity does not include 18.8 MW of electric equivalent capacity from steam plants.

Thermoelectric Facilities

        The following table provides information related to AES Gener's existing thermoelectric facilities in Chile and Argentina:

Name	Year Commissioned	Type of Unit	Fuel Sources	Number of Units	Nominal Capacity (MW)	2003 Net Generation (GWh)
Chile:
Ventanas	1964, 1977	Steam Turbine	Coal/Fuel/Oil	2	338.0	399.0
Renca	1962	Steam Turbine	Diesel	2	100.0	—
Laguna Verde	1939, 1949	Steam Turbine	Coal	2	54.7	0.3
El Indio	1990	Gas Turbine	Diesel	1	18.8	—

Total AES Gener S.A.				7	511.5	399.3

Norgener	1996, 1997	Steam Turbine	Coal/Fuel Oil	2	277.3	128.0

Total Norgener				2	277.3	128.0

Energía Verde(1)	1995, 1997	Steam Turbine	Forestry Waste	4	42.4	75.0

Total Energía Verde				4	42.4	75.0
Eléctrica Santiago	1995, 1997	Combined-Cycle	Natural Gas	1	379.0	2,450.0

Total Eléctrica Santiago				1	379.0	2,450.0

Total in Chile				14	1,210.2	3,052.3

Argentina:
TermoAndes	2000	Combined-Cycle	Natural Gas	3	642.8	1,903.0

Total in Argentina				3	642.8	1,903.0

Total Thermoelectric				17	1,853.0	4,955.0

(1)
Energía Verde's nominal capacity does not include 18.8 MW of electric equivalent capacity from steam plants.

Hydroelectric Facilities

        The following table provides information concerning our existing hydroelectric generation facilities in Chile and Colombia:

Name	Year Commissioned	Type of Unit	River Source	Number of Units	Nominal Capacity (MW)	2003 Net Generation (GWh)
Chile:
Alfalfal	1991	Run-of-the-River	Colorado River	2	178.0	792.0
Queltehues	1928	Run-of-the-River	Maipo River	3	48.9	376.0
Maitenes	1923, 1989	Run-of-the-River	Maipo River	5	30.8	136.0
Volcán	1944	Run-of-the-River	Volcán River	1	13.0	111.0

Total AES Gener S.A.				11	270.7	1,415.0

Total in Chile				11	270.7	1,415.0

Colombia:
Chivor	1977, 1981	Reservoir	Batá River	8	1,000.0	3,817.0

Total in Colombia.				8	1,000.0	3,817.0

Total Hydroelectric				19	1,270.7	5,232.0

        All of our hydroelectric plants in Chile are run-of-the-river plants rather than dam-based facilities. As a result, they depend on rainfall and melting snow to produce water flow. Even in drought conditions, run-of-the-river plants generally continue to operate, although at reduced capacity, while a dam-based plant may not operate due to the dispatching authority's reluctance to use scarce water supplies.

        The principal sources of water for our hydroelectric facilities located in Chile are the Colorado and Maipo rivers, each located near our hydroelectric facilities. We have concessions under applicable Chilean law to use such water sources without charge for an indefinite period of time based on specified maximum levels that are adequate for our present needs. The Maitenes, Queltehues and Volcán power stations maintained a high level of availability during 2003. On the other hand, unexpected damage in some areas of the Alfalfal power station's tunnel, in the Colorado branch, was discovered during the programmed draw-down in April 2003. Substantial repairs were recommended and activities in this branch of the tunnel were suspended for three months. A claim was presented to the insurance company for generation losses and costs incurred for the repairs. Repairs were concluded in August 2003, in accordance with the scheduled plan, and the plant was fully operational from this point forward. This claim is in the process of loss adjustment in order to determine the amounts to be indemnified. Our hydroelectric facilities have suffered damage in the past as a result of natural disasters such as floods and mud slides.

        Chivor, our hydroelectric plant in Colombia, is a 1,000 MW dam-based facility that began service in 1977 with 500 MW and added an additional 500 MW of capacity in 1981. The main facilities of the plant consist of a reservoir with a maximum useful water volume of 617 million cubic meters, a main dam, two additional diversion dams, and a powerhouse that consists of a plant with eight generators. The plant is located approximately 160 km northeast of Bogotá, and its principal sources of water are the Tunjita, Negro, Rucio and Batá rivers, all of which provide water to the plant's main reservoir, the Esmeralda reservoir. Chivor has concessions under applicable Colombian law to use such water sources without charge. Both Colombian water rights concessions granted to Chivor are for fifty-year terms. Resolution 282 expires in 2019, and Resolution 294 is effective until 2034. Each concession allows Chivor to use the water sources for the purpose of electricity generation and is renewable during the last year of each term.

        In Chile, we and our equity-method investee, Guacolda, also own about 1,610 km of medium and high voltage transmission lines and their corresponding substations. The following table summarizes the transmission lines we own in Chile:

Voltage	System	Length (km)	Property
345 kV	SING	140.0	AES Gener S.A.
	SING	280.0	InterAndes S.A.
220 kV	SIC	43.4	AES Gener S.A.
	SIC	168.0	Guacolda S.A.
	SING	696.0	Norgener S.A.
110 kV	SIC	249.4	AES Gener S.A.
	SING	33.0	Norgener S.A.

Total Transmission Lines in Chile	—	1,609.8	—

Liens and Encumbrances

        Our generation facilities and other properties are subject to a variety of liens and encumbrances in favor of our creditors, which have arisen in the normal course of business. The principal liens and encumbrances at December 31, 2003 were the following:

Name of Facility or Property	Name of Principal Creditor	Mortgage Value	Amount Owed to Creditor
		(in millions of US$)
Chivor:
Mortgage over land and constructions	Bank of America/syndicate	400.0	283.6
TermoAndes:
Mortgage over generators, gas turbines and steam turbine	Deutsche Bank Securities Inc.	153.8	151.3
Norgener:
Mortgage over Unit No. 2	Banco de Chile	96.6	38.3
Energía Verde:
Mortgage over land and constructions	Scotiabank - Banco Crédito e Inversiones	22.7	24.0

Total	—	673.1	499.9

Government Regulation

        In addition to regulation under laws governing the electricity sector, we are subject to a full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile and the other countries where we operate, including labor laws, social security laws, public health and environmental laws, securities laws and antitrust laws. These include regulations to ensure sanitary and safe conditions in our facilities.

        For details concerning material legal or administrative proceedings pending against us with respect to regulatory matters, see note 25 to our audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003.

Environmental Regulation

        Although the regulation of matters relating to the protection of the environment is not as well-developed in the countries where AES Gener operates as in the United States and certain other countries, Chile, Colombia, Argentina and the Dominican Republic have numerous laws, regulations, decrees and municipal ordinances relating to environmental matters.

        We anticipate that additional laws and regulations related to environmental and other regulatory matters will be enacted over time in the countries in which we operate. While we believe that we will continue to be in compliance with all applicable environmental regulations currently in effect, there can be no assurance that future legislative or regulatory developments will not impose material restrictions on us.

  Chilean Regulation

        In March 1994, Law No. 19,300 was enacted by the Chilean Congress to regulate certain environmental issues, and, in April 1997, the Chilean President promulgated regulations under this law. This law encourages companies to hire independent experts to conduct environmental impact studies of any future projects or activities. Regulations under Law 19,300 created the NEC, as well as regional commissions, to supervise environmental impact studies of all new projects. We have conducted environmental impact studies for Norgener's Nueva Tocopilla plant, Eléctrica Santiago's Nueva Renca plant and Guacolda's thermoelectric facilities. We also have conducted an environmental study for our InterAndes Project, which complies with both Chilean and Argentine environmental laws. In addition, we have conducted environmental studies for our subsidiary, Norgener, and our equity-method investee, Guacolda, so that both may obtain approvals for the use of petcoke as fuel. In March 2003, our environmental permit request for the conversion project of the Renca power plant was approved by the authorities, and, currently, an environmental approval application is pending for a new combined-cycle facility located in Chile's Sixth Region.

        In order to comply with restrictions on atmospheric sulfur dioxide levels in Chile, we operate our thermoelectric facilities with coal that has a low sulfur content. In addition, our existing Renca thermoelectric facility operates using a special fuel oil due to restrictions on particulate emissions from that facility. Our policy is to seek to conduct our operations on an environmentally sound basis that is consistent with applicable laws. There are no material legal or administrative proceedings pending against us with respect to any environmental matter, and we believe that we are in compliance in all material respects with all applicable environmental laws and regulations.

  Colombian Regulation

        In Colombia, Law 99 created the Colombian Ministry of the Environment in 1993. This law requires that projects that affect the land or impact the environment must obtain a license from the Colombian Ministry of the Environment. While regional environmental authorities can issue licenses for generation projects with capacity of less than 100 MW, only the Colombian Ministry of the Environment has the authority to issue licenses for the construction of large-scale generation or transmission projects. Our subsidiary Chivor initiated operations in 1977, prior to implementation of the environmental law.

  Argentine Regulation

        There are several environmental laws in Argentina that affect the electric sector. The recent General National Environmental Law, Law No. 25,675 promulgated in 2002, establishes a baseline for environmental protection and mandates the submission of environmental impact studies prior to the initiation of construction projects, among other provisions. The Electric Regulatory Framework Law, Law No. 24,065, provides the ENRE with the power to protect the environment in relation to the construction and operation of electric generation, transmission and distribution projects. In addition to environmental regulations at the federal level, provinces may establish new rules or rules that supplement the federal policies. Resolution No. 555/01 issued by the ENRE requires all members of the MEM wholesale power market to implement and certify environmental management systems based on the environmental certification ISO 14,001. TermoAndes' initial environmental management system audit was approved in April 2003, and the final audit for certification was approved in July 2003.

  The Dominican Republic Regulation

        The Environmental and Natural Resources Law was adopted on August 18, 2000 in order to prevent, regulate and control any activity that causes the deterioration of the environment, pollutes ecosystems, degrades, changes or destroys the natural environment. This same law created and appointed the Dominican Ministry of the Environment, whose functions include: (i) control and prevention of environmental pollution from emission sources and (ii) compliance with environmental standards and regulations by all human settlements, mining activities, industrial activities, tourism and transportation and any activities or services that generate direct or indirect environmental damage.

        In order to assure the enforcement of the policies, programs and projects related to the environment and natural resources, the Environmental Management and Natural Resources National System, or Environmental Management Authority, was created. The Environmental

Management Authority is in charge of issuing environmental permits and licenses. The Environmental and Natural Resources Law states that every installation established before the law was adopted must obtain an environmental permit. The law also states that, in order to prevent atmospheric pollution, the Dominican Ministry of the Environment will regulate gas emissions from power generators, boilers, internal combustion engines and industrial activities.

Item 5. Operating and Financial Review and Prospects

        This section is intended to assist in the understanding and assessment of the trends and significant changes in our results of operations and financial condition. Our historical results may not be indicative of our future performance. The forward-looking statements contained in this section are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements.

Overview

        Our principal business and that of the majority of our consolidated subsidiaries and equity-method investees is the generation and sale of electricity. The most significant variables affecting our results are the prices of energy and capacity, weather conditions and foreign exchange variations in the countries in which we operate.

        We are the second largest electricity generation group in Chile in terms of operating revenue and generating capacity with an installed capacity of 2,428 MW, composed of 2,157 MW of thermal and 271 MW of hydro generating capacity. We are the largest thermal generator in Chile, and we serve both the SIC and the SING. Through various subsidiaries and equity-method investees, we own a dam-based hydroelectric plant in Colombia with a total nominal operating capacity of 1,000 MW (Chivor); a combined-cycle natural gas-fired unit with 643 MW of installed capacity in Argentina (TermoAndes), connected to the SING by a 345 kV transmission line of 420 km, 140 km of which are owned by AES Gener S.A. and 280 km are owned by InterAndes; a 25% interest in a thermoelectric generation facility located in the Dominican Republic with approximately 586.5 MW of installed capacity (Itabo); and a 13% interest in a natural gas transportation company in Chile and Argentina (GasAndesChile and GasAndes Argentina). The following table presents the percentage of revenues contributed by each of the different markets in which we operate and the percentage of sales of energy to regulated and unregulated customers and spot sales for the years ended December 31, 2003, 2002 and 2001.

Revenues	2001	2002	2003
SIC	47%	43%	46%
SING	21%	25%	24%
Colombia	20%	22%	22%
Other Income	12%	10%	8%
Revenues in Chile	2001	2002	2003
Regulated	48%	49%	49%
Unregulated	50%	44%	44%
Spot Sales	2%	7%	7%

        Our largest customers in Chile are two distribution companies, Chilectra S.A. and Chilquinta Energía S.A., operating in the SIC and Minera Escondida, operating in the SING.

        Most of our sales in the spot markets are in the SING as a result of production from subsidiary TermoAndes' combined-cycle plant. In the SIC, we become a spot purchaser of electricity from other generation companies during relatively wet conditions, while spot purchases of electricity decline in periods of low water conditions.

        In Chile, the amount of our capacity that is contracted or left uncommitted to be sold at spot prices is critical to our profitability. The desired level of contractual commitments depends on our estimation of demand, based on standard economic theory, node prices and system marginal cost using dynamic programming models. Historically, this strategy has led us to enter into long term contracts for our most efficient units and to reserve our less efficient units for sales in the spot market. According to our current level of contracted capacity, in case of a dry year, we may be adversely affected as we would generate electricity at a higher cost and buy energy at higher prices.

        The introduction of natural gas as a source of fuel for electric generation in Chile in the SIC in 1997 and in the SING in 1999, with the construction of the pipelines which transport natural gas from Argentina to Chile, led to a significant technological change in the industry, reducing energy prices and the country's reliance on hydrological conditions. We are currently analyzing the conversion of one of our existing fuel generation plants into a gas-fired generation unit.

        We plan to increase our installed generating capacity in the SIC to reduce our exposure to significant changes in hydrological conditions and stabilize our level of cash flow. In addition, we plan to maintain our coal-fired thermoelectric plants, which have higher operating costs, for sales to the spot market in periods of low water conditions and/or high demand when the system marginal cost generally exceeds the node price.

A. Operating Results

        The following discussion is based on, and should be read in conjunction with, our audited consolidated financial statements and the accompanying notes included in Item 18 of this annual report. We prepare our audited consolidated financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. See Note 37 to our audited consolidated financial statements for a summary of the principal differences between Chilean GAAP and U.S. GAAP. Unless otherwise specified, financial data is presented in constant Chilean pesos of December 31, 2003 purchasing power.

        An understanding of our financial condition and the results of our operations for the periods discussed in this annual report requires an understanding of the regulatory structure for the production and pricing of electricity in Chile, Colombia, Argentina and the Dominican Republic, the principal countries in which we and our equity-method investees operate. Factors such as the method of determining the dispatch of generating units in a system, the pricing of electricity sales to regulated and unregulated customers and in the spot market, the significance of a generation company's mix of contract and spot market sales, the effect of a company's mix of hydro and thermal generation and the effect of hydrological conditions on operations are important factors in determining financial results. Accordingly, the following discussion should be read in conjunction with the discussion of these and related matters that appears elsewhere in this annual report under the following headings:

  •
  "Item 4. Information on the Company—Business Overview—Electricity Generation in Chile";

  •
  "Item 4. Information on the Company—Business Overview—Electricity Generation in Colombia",

  •
  "Item 4. Information on the Company—Business Overview—Electricity Generation in Argentina";

  •
  "Item 4. Information on the Company—Business Overview—Electricity Generation in the Dominican Republic"; and

  •
  "Item 4. Information on the Company—Business Overview—Regulation of Electricity Generation in Chile, Colombia, Argentina and the Dominican Republic".

        Our TermoAndes and InterAndes facilities are included in Chilean operations, given that currently they only receive revenue from the Chilean market. The results of our Chilean operations are separated between the two primary electric systems, the SIC and SING. Colombian operations correspond to our subsidiary Chivor.

Operating Revenues

        The following table shows operating revenue information for 2001, 2002 and 2003:

	For the Year Ended December 31,
	2001		2002		2003
	(in millions of Ch$, except percentages)
Operating Revenues
Chile(1)
Regulated electricity sales	118,717	32.9%	124,315	33.2%	125,966	34.8%
Unregulated electricity sales	122,165	33.8	113,542	27.8	111,285	30.7
Spot sales in the SIC(2)	(170)	—	(1,537)	(0.4)	154	—
Spot sales in the SING(2)	5,011	1.4	19,429	7.8	15,286	4.2

Total	245,723	68.1	255,749	68.3	252,691	69.7
Colombia
Contractual electricity sales	35,311	9.8	46,488	12.4	39,223	10.8
Spot sales	36,385	10.1	35,127	9.4	39,441	10.9

Total	71,696	19.9	81,615	21.8	78,664	21.7

Total Electricity	317,419	87.9	337,364	90.1	331,355	91.5

Other	43,575	12.1	36,892	9.9	30,977	8.5

Total	360,994	100	374,257	100	362,332	100.0

(1)
Includes revenue from electricity generation. Sales of coal and services are included in "Other".

(2)
Includes revenue related to annual electrical capacity reconciliation settlement payments that are determined by the CDECs in each system at the end of every year. These payments may be positive if we receive capacity payments in excess of the amount provisioned, or negative as was the case in the SIC in 2001 and 2002, when we paid for electricity capacity in excess of the amount provisioned.

        The following table provides information about our sales volume and average sales prices of energy and capacity in 2001, 2002 and 2003:

	For the Year Ended December 31,
	2001		2002		2003
	Energy (GWh)	Capacity (MW/month)	Energy (GWh)	Capacity (MW/month)	Energy (GWh)	Capacity (MW/month)
Sales Volume
Chile	9,948	15,698	9,409	16,050	9,447	16,277
Regulated	5,061	8,943	5,039	9,279	5,023	8,842
Unregulated	4,252	4,968	3,690	5,417	3,754	5,457
Spot sales in the SIC	6	920	31	153	8	—
Spot sales in the SING	629	867	649	1,201	662	1,978
Colombia	4,664	—	6,339	—	5,816	—
Contract sales	2,107	—	2,491	—	2,542	—
Spot sales	2,557	—	3,848	—	3,274	—
Total	14,612	15,698	15,748	16,050	15,263	16,277

  2003 Compared to 2002

        As an electricity generation company with our primary market located in Chile, our operating revenues are relatively stable and generally are only subject to significant variations under extreme hydrological conditions. Our primary revenue source comes from our two principal products, electrical energy and capacity, which are sold both under contracts to regulated and unregulated customers and in the spot market.

        Our consolidated operating revenues decreased by Ch$11,925 million to Ch$362,332 million in 2003 from Ch$374,257 million in 2002. This decrease was mainly due to: (1) a Ch$3,058 million decrease in revenues from energy and capacity sales in Chile, attributable to higher capacity reconciliation settlement payments received during the first quarter of 2002, (2) a Ch$5,915 million decrease in revenues from fuel sales, consulting services and other sales to third parties, and (3) a Ch$2,951 million decrease in revenues in the Colombian electricity sales market. Although U.S. dollar-denominated revenues in Colombia increased significantly, exchange rate declines resulted in decreased peso-equivalent revenues. Electrical capacity reconciliation settlement payments are determined by the CDECs in each of the SIC and the SING at the beginning of each year with respect to the prior year, may be positive or negative in any given year and are applied to revenue in the year of determination.

        In 2003, the contribution to total sales in the different markets in which we operate was as follows: SIC 46%, SING 24%, Colombia 22%, and fuel sales and technical assistance to third parties 8%.

  Chile

        Our revenues from the Chilean electricity sector decreased by Ch$3,058 million to Ch$252,691 million in 2003 from Ch$255,749 million in 2002 for the reasons described below.

  Sistema Interconectado Central (SIC)

        Revenues from our electricity operations in the SIC were Ch$166,798 million in 2003, as compared to Ch$162,287 million in 2002, primarily due to an increase in capacity sales. Revenues from capacity sales increased by Ch$4,163 million in 2003 primarily as the result of higher prices, as physical sales of capacity remained virtually unchanged in 2003. Revenues from energy sales in the SIC increased by Ch$347 million in 2003 primarily due to a 1% increase in physical sales of electricity, which was partially offset by a 0.9% decrease in the average sale price per unit sold. The increase in physical sales was due to increased sales to Chilectra of 188 GWh, partially offset by decreased sales to Chilquinta of 81 GWh.

  Sistema Interconectado del Norte Grande (SING)

        Revenues generated by our activities in the SING decreased by Ch$7,569 million to Ch$85,893 million in 2003 from Ch$93,462 million in 2002. This decrease was primarily due to a decrease in capacity revenues of Ch$5,765 million, which resulted primarily from the Ch$9,769 million net effect of an extraordinary capacity reconciliation settlement for the years ended 2000 and 2001 that positively affected our operating income in the first quarter of 2002. The reconciliation settlement adjusted 2000 and 2001 capacity payment distributions among SING generators, and it is not expected to occur in the future. Energy sales also decreased by Ch$1,804 million in 2003 due to a decrease in the average sale price.

  Colombia

  Sistema Interconectado Nacional Colombiano (SIN)

        Chivor's revenues decreased by Ch$2,951 million to Ch$78,664 million in 2003 from Ch$81,615 million in 2002, mainly due to exchange rate declines. Although U.S. dollar-denominated revenues in Colombia increased significantly, peso-equivalent revenues decreased. U.S. revenues denominated in dollars but paid in Colombian pesos increased, mainly as a result of higher revenues from services provided for transmission frequency regulation. These higher revenues were partially offset by a 523 GWh decrease in physical sales in 2003, mainly due to lower physical sales on the spot market. Although in Colombian pesos the average spot market price increased to Col$67/kWh in 2003 from Col$49/kWh in 2002, and the average sale price to contracted customers increased to Col$74/kWh in 2003 from Col$65/kWh in 2002, these increases were insufficient to offset the overall decrease in physical sales. Average Colombian peso sale prices increased in 2003 due to the effects of the El Niño weather phenomenon, which caused a reduction in hydrological resources in almost the entire Colombian system.

  Other Revenues

        Our other revenues are comprised mainly of coal and natural gas sales to third parties and steam sales to industrial clients through our subsidiary, Energía Verde. Other revenues decreased by Ch$5,915 million to Ch$30,977 million in 2003 from Ch$36,892 million in 2002. This decrease was primarily due to a Ch$7,819 million decrease in coal sales to industrial customers and a Ch$1,720 million decrease in sales to Guacolda. In terms of sales volume, tonnage decreased by approximately 132 thousand metric tons, as a result of lower sales to industrial clients. Large volumes of coal are sold in bidding processes. Therefore, fluctuations in quantities sold may vary from year to year.

  2002 Compared to 2001

        Our consolidated operating revenues increased by Ch$13,263 million to Ch$374,257 million in 2002 from Ch$360,994 million in 2001. This increase was mainly due to: (1) a Ch$9,769 million increase in revenues in the SING due to firm capacity reconciliation settlements and higher physical sales volumes, (2) a Ch$3,904 million increase to our principal regulated clients, Chilectra and Chilquinta, due to an increase in the node price expressed in pesos, and (3) a Ch$9,918 million increase in sales in the Colombian market. These increases were offset by a decrease in revenues of Ch$6,682 million from fuel sales, due to lower physical coal sales to industrial clients and Guacolda, and from consulting services and other sources of revenue and a decrease of Ch$3,647 million in sales to other clients.

        In 2002, the contribution to total sales from the different markets in which we operate was as follows: SIC 43%, SING 25%, Colombia 22%, and fuel sales and technical assistance to third parties 10%.

  Chile

        Our revenues from the Chilean electricity sector increased by Ch$10,026 million to Ch$255,749 million in 2002 from Ch$245,723 million in 2001.

  Sistema Interconectado Central (SIC)

        Revenues from electricity operations in the SIC decreased by Ch$10,615 million to Ch$162,169 million in 2002 from Ch$172,784 million in 2001. This decrease was primarily due to the termination of the contract between Eléctrica Santiago and the Empresa Nacional de

Electricidad, or Endesa Chile, in June 2001. The decrease in revenue was partially offset by higher revenues from sales to regulated customers in 2002 due to an increase in the average capacity sale price of 24% compared to 2001. During 2002, physical sales of electricity in the SIC decreased by 7.8% due to lower sales to unregulated customers.

  Sistema Interconectado del Norte Grande (SING)

        Revenues generated by our activities in the SING increased from Ch$72,938 million in 2001 to Ch$93,581 million in 2002 due to: (1) the net effect of the above-mentioned firm capacity settlement which positively affected TermoAndes' income, offsetting the negative impact on our Norgener subsidiary, (2) an increase in physical sales to the spot market in the SING, which was made possible by an increase in the dispatch limitation imposed by the CDEC-SING from 180 MW to 220 MW during peak periods for all independent combined-cycle units in the SING, including TermoAndes' Central Salta plant, and (3) to a lesser extent, an increase in exchange rates that affected sales contracts with our Zaldivar and Lomas Bayas mining clients.

  Colombia

  Sistema Interconectado Nacional Colombiano (SIN)

        Chivor's revenues increased by Ch$9,918 million to Ch$81,615 million in 2002 from Ch$71,697 million in 2001 as a result of higher sale prices. The average sale price to customers under contract increased to Col$65/kWh in 2002 from Col$57/kWh in 2001. In addition, physical sales in 2002 increased by 1,675 GWh compared to 2001, mainly due to an increase in sales on the spot market. However, revenues generated from increased physical sales on the spot market were offset by lower prices. On the spot market, the average sale price decreased to Col$49/kWh in 2002 from Col$53/kWh in 2001. These lower sale prices were a result of more favorable hydrological conditions in Colombia during 2002.

  Other Revenues

        Other revenues decreased by Ch$6,683 million to Ch$36,892 million in 2002 from Ch$43,575 million in 2001. This decrease was due to lower coal sales to Guacolda (Ch$4,577 million in 2002 compared to Ch$10,587 million in 2001) and to industrial clients (Ch$17,604 million in 2002 compared to Ch$19,984 million in 2001). In terms of sales volume, tonnage decreased by approximately 376 thousand metric tons in 2002, 227 thousand of which resulted from a decrease in sales to Guacolda because of competitors that offered better contract terms to Guacolda in the 2002 bidding process. The remaining decrease in tonnage resulted from lower sales to industrial clients. The decrease in tonnage was partially offset by a Ch$932 million increase in sales of steam by our subsidiary, Energía Verde, as a result of higher demand by its sawmill, paper and pulp company customers.

  Operating Expenses

        The following table provides our operating expense information for 2001, 2002 and 2003:

	Year Ended December 31,
	2001		2002		2003
	(in millions of Ch$, except percentages)
Variable Costs:
Purchases of energy	68,214	26.5%	64,109	27.4%	73,008	31.0%
Purchases of capacity	17,906	7.0	13,910	5.9	12,775	5.4
Use of transmission system	14,732	5.7	12,203	5.2	11,972	5.1
Fuel consumption	52,236	20.3	35,972	15.4	44,096	18.7
Costs of fuel sales	26,049	10.1	27,022	11.5	17,960	7.6
Costs of technical consultants and other	14,617	5.7	9,521	4.1	6,686	2.8

Total Variable Costs	193,754	75.2	162,737	69.5	166,497	70.8

Fixed Costs:
Energy production	16,918	6.6	21,284	9.1	22,837	9.7
Depreciation	46,926	18.2	50,065	21.4	45,980	19.5

Total Fixed Costs	63,844	24.8	71,349	30.5	68,817	29.2

Total Operating Expenses	257,598	100.0	234,086	100.0	235,314	100.0

  2003 Compared to 2002

        Operating expenses increased by Ch$1,228 million to Ch$235,314 million in 2003 from Ch$234,086 million in 2002 primarily as a result of an increase in variable costs partially offset by a decrease in fixed costs, as explained in greater detail below. Costs of our subsidiaries in Colombia and Argentina are recorded in accordance with Boletín Técnico No. 64 of the Colegio de Contadores de Chile, or Chilean Accounting Board, which requires certain investments to be accounted for in U.S. dollars.

  Variable Costs

        Our variable costs consist primarily of purchases of electricity and capacity on the spot market, fuel consumption, mainly natural gas by Eléctrica Santiago and TermoAndes, and purchases of coal by AES Gener S.A. and Norgener. Variable costs increased by Ch$3,760 million to Ch$166,497 million in 2003 from Ch$162,737 million in 2002, primarily as the result of a Ch$8,899 million increase in electricity purchases and a Ch$8,124 million increase in fuel consumption, partially offset by a Ch$9,062 million decrease in the cost of fuel sales and a decrease in capacity purchases of Ch$1,135 million.

  Chile

        Variable costs for our Chilean Operations consist primarily of purchases of energy and capacity on the spot market in the SIC and the SING and fuel consumption. Variable costs for our Chilean Operations increased by Ch$3,556 million to Ch$135,983 million in 2003 from Ch$132,427 million in 2002.

        Energy purchases in the SIC increased by Ch$7,056 million in 2003 as compared to 2002 due to an increase in the average purchase price partially offset by a 2.3%, or 690 GWh, decrease in the amount of energy purchased. During 2003, our thermal generation in the SIC increased to 2,925 GWh from 2,146 GWh during 2002, but was partially offset by 136 GWh decrease in hydroelectric generation in 2003, mainly due to the maintenance and repair of our Alfalfal plant. Capacity purchases in the SIC decreased by Ch$710 million in 2003 as compared to 2002 due to the positive net effect of readjustments of Ch$374 million and a 4% (245 MW) decrease in amounts purchased.

        Energy purchases in the SING increased by Ch$1,640 million and 235 GWh in 2003 as compared to 2002, mainly as a result of the unexpected generation of Norgener units in 2002. In the SING, net generation (gross generation less own consumption) decreased by 20 GWh to 2,031 GWh in 2003 from 2,051 GWh in 2002. This decrease was caused by lower generation of Norgener, which was partially offset by the 180 GWh increase in generation by our TermoAndes plant due to a regulatory change in June 2003 that increased the maximum level of dispatch for combined-cycle units operating in the SING from 220 MW to 240 MW during peak periods. The increase was partially offset by a 155 GWh decrease in generation by Norgener, which substantially increased its generation during the second quarter of 2002 as a result of the interruption of a natural gas pipeline supplying northern Chile. Capacity purchases in the SING decreased by Ch$799 million in 2003 as compared to 2002 due to the positive net effect of Norgener's capacity reconciliation settlements and a decrease in the average purchase price.

        Fuel consumption increased by Ch$8,124 million in 2003 as compared to 2002 due to an 804 GWh increase in thermal generation, primarily as the result of a 541 GWh increase in generation by Eléctrica Santiago due to higher requirements imposed by the SIC.

  Colombia

        Variable costs for our Colombian Operations, which consist primarily of purchases of energy on the spot market, decreased by Ch$1,867 million to Ch$37,006 million in 2003 from Ch$38,873 million in 2002, mainly due to lower costs of technical assistance, connection costs and expenses related to an environmental tax (Law No. 99) that is imposed on the amounts of energy generated during the year. A 193 GWh increase in energy purchases in 2003 was partially offset by a decrease in exchange rates resulting in lower peso-equivalent amounts.

  Fixed Costs

        Our fixed costs consist primarily of maintenance costs and salaries of technical personnel. Fixed costs decreased by Ch$2,532 million to Ch$68,817 million in 2003, from Ch$71,349 million in 2002. The decrease was the result of a decrease in depreciation of Ch$4,085 million, mainly due to the exchange rate effect on our foreign subsidiaires, Chivor and TermoAndes, partially offset by an increase in operating and maintenance fixed costs of Ch$1,553 million.

  2002 Compared to 2001

        Operating expenses decreased by Ch$23,512 million to Ch$234,086 million in 2002 from Ch$257,598 million in 2001 primarily as a result of a decrease in fuel consumption, capacity purchases in the SIC and SING markets, lower electricity prices and coal sale costs, as explained in greater detail below. Costs of our subsidiaries in Colombia and Argentina are recorded in accordance with Boletín Técnico No. 64 of the Colegio de Contadores de Chile, or the Chilean Accounting Board, which requires certain investments to be accounted for in U.S. dollars.

  Variable Costs

        Variable costs decreased by Ch$31,017 million to Ch$162,737 million in 2002 from Ch$193,754 million in 2001 as a result of: (1) a Ch$9,428 million reduction in TermoAndes' fuel consumption costs due to the "pesification" of gas supply and transportation contracts, (2) a Ch$8,100 million decrease in costs associated with energy and capacity purchases, primarily as a result of lower costs of energy purchases in the SIC due to higher rainfall, (3) a Ch$6,835 million decrease in costs related to fuel consumption due to a lower dispatch of our thermal plants and (4) lower transmission costs of Ch$2,529 million.

  Chile

        During 2002, our thermal generation in the SIC was 2,146 GWh as compared to 2,595 GWh during 2001. However, as a result of the termination of our subsidiary Eléctrica Santiago's contract with Endesa Chile, it was not necessary to increase purchases in the spot market, which contributed to a decrease in costs. In the SING, our net generation (gross generation less own consumption) was 2,051 GWh, representing an increase of 640 GWh in net generation from 2001. This increase in net generation was primarily due to the higher dispatch of TermoAndes' Central Salta plant, which resulted from a regulatory change allowing all combined—cycle units operating in the SING to increase their maximum generation from 180 MW to 220 MW during peak periods, and the substantial increase in generation of Norgener's coal-fired plant during the second quarter of 2002 as a result of the interruption of a natural gas pipeline supplying northern Chile.

  Colombia

        Variable operating costs increased by Ch$3,287 million to Ch$38,873 million in 2002 from Ch$35,586 million in 2001, mainly due to Ch$2,889 million in costs associated with energy purchases as a result of a 720 GWh increase in sales volume.

  Fixed Costs

        Fixed costs increased by Ch$7,504 million to Ch$71,349 million in 2002 from Ch$63,844 million in 2001, primarily due to an increase in depreciation. Higher depreciation costs resulted in an increase of Ch$3,138 million in fixed costs, principally caused by the higher dispatch of TermoAndes, which depreciates its assets based on generation hours, and the exchange rate effect on foreign subsidiaries' costs.

Administrative and Selling Expenses

  2003 Compared to 2002

        Our administrative and selling expenses consist primarily of administrative personnel salaries, services rendered by third parties and insurance premiums. Administrative and selling expenses decreased by Ch$4,056 million to Ch$17,065 million in 2003 from Ch$21,121 million in 2002. This decrease was mainly due to a Ch$4,169 million decrease in services rendered by third parties and in other items relating to legal and advisory fees incurred in connection with Chivor's debt refinancing during 2002. This reduction was offset by a Ch$716 million increase in insurance costs and information technology systems and communications expenses.

  2002 Compared to 2001

        Administrative and selling expenses decreased by Ch$9,113 million to Ch$21,121 million in 2002 from Ch$30,324 million in 2001. This decrease was primarily due to the inclusion in our 2001 results of Ch$6,462 million in costs related to our employee retirement program as the result of a staff reduction in 2001 initiated after our acquisition by The AES Corporation in 2000. In addition, in 2002 there was a Ch$1,278 million reduction in remunerations and social benefits due to a minor reduction in personnel, which occurred in October 2002, and a Ch$1,744 million reduction in services rendered by third parties. Insurance costs increased by Ch$1,620 million in 2002 mainly as the result of an increase in insurance premiums based on market conditions.

  Operating Income

  2003 Compared to 2002

        Operating income decreased by Ch$9,097 million to Ch$109,953 million in 2003 from Ch$119,050 million in 2002. This decrease was primarily due to a higher capacity settlement of Ch$8,220 million in 2002, as a result of the extraordinary impact on operating income in the first quarter of 2002 resulting from a Ch$9,769 million capacity reconciliation settlement in the SING for 2000 and 2001. In addition, in 2003 there was an increase in the average energy purchase price in the SIC and higher fuel consumption, offset by higher income from capacity sales.

  2002 Compared to 2001

        Operating income increased by Ch$45,978 million to Ch$119,050 million in 2002 from Ch$73,072 million in 2001. This increase resulted from: (1) a Ch$11,628 million decrease in fuel and capacity costs in the SIC and SING markets, (2) a Ch$9,769 million positive impact on operating income from the capacity settlement in the SING, (3) higher revenues from sales in the SING from the spot market and unregulated clients of Ch$10,874 million, (4) a Ch$9,918 million increase in sales to the Colombian market, and (5) a Ch$9,203 million decrease in administrative and sales costs.

Non-Operating Income

        The following table sets forth non-operating income information for 2001, 2002 and 2003:

	For the year ended December 31,
	2001	2002	2003
	(in millions of constant Ch$)
Interest income	17,602	36,315	22,794
Other non-operating income	79,720	6,802	2,874

Total non-operating income items	97,322	43,117	25,668

  2003 Compared to 2002

        Our non-operating income consists primarily of financial income. Our non-operating income decreased by Ch$17,449 million to Ch$25,668 million in 2003 from Ch$43,117 million in 2002. This decrease was primarily due to a Ch$13,521 million decrease in financial income, a decrease in exchange rates and a decrease in interest income related to the intercompany loan between us and our parent company, Cachagua. On May 15, 2003, the interest rate of the account was reduced from 21.14% to 10%. Furthermore, the outstanding balance of US$310 million as of June 30, 2003 was reduced to US$288 million as the result of an amortization payment from Cachagua with the proceeds from our dividend payment on August 5, 2003. As of December 31, 2003, the outstanding balance of this intercompany account, including accrued interest, was US$294 million. Our other non-operating income decreased by Ch$3,928 million, primarily as a result of Ch$2,435 million in revenues that we received from the sale of our headquarters and other properties in 2002.

  2002 Compared to 2001

        Our non-operating income decreased by Ch$54,205 million to Ch$43,117 million in 2002 from Ch$97,322 million in 2001. This decrease was primarily due to a gain on asset sales finalized during 2001 involving Central Puerto and Puerto Ventanas, which had contributed Ch$72,416 million to non-operating income in 2001. Financial income increased by Ch$18,713 million in 2002, to Ch$36,315 million from Ch$17,602 million, due to higher interest income related to the intercompany loan between us and our parent company, Cachagua. This intercompany loan was executed in February 2001 and the last disbursement thereunder was in September 2001. Since then, changes in the balance of the loan were due to accrued interest.

Non-Operating Expenses

        Our non-operating expenses consist primarily of interest expenses, expenses related to the issuance of debt, non-conversion premiums and provisioned losses related to the sales of assets. The following table sets forth our non-operating expense information for 2001, 2002 and 2003:

	For the year ended December 31,
	2001	2002	2003
	(in millions of constant Ch$)
Financial expenses	(74,299)	(73,442)	(54,855)
Other non-operating expenses	(65,413)	(30,157)	(15,775)

Total non-operating expense items	(139,712)	(103,599)	(70,630)

  2003 Compared to 2002

        Our financial expenses decreased by Ch$18,587 million to Ch$54,855 million in 2003 from Ch$73,442 million in 2002, mainly due to the lower interest rate applied to Chivor's credit obligations and debt amortizations since December 2002 and to lower interest rates applied to our credit obligations with banks and financial institutions, including Energy Trade, Norgener, TermoAndes and InterAndes.

        Our other non-operating expenses in 2003 decreased by Ch$14,382 million to Ch$15,775 million in 2003 from Ch$30,157 million in 2002. This decrease was due to provisions and losses of Ch$7,130 million recorded during 2002 for the sales of our subsidiaries, Oil Gener, Carbones del Cesar, Ecogener and Explotaciones Sanitarias S.A. and our Fell Block assets, and to a decrease of Ch$3,595 million in provisions for the non-conversion premium of our convertible notes as a result of lower exchange rates in 2003 as compared to 2002. These amounts were partially offset by provisions of Ch$1,427 million in 2003 relating to interest rate coverage of TermoAndes and InterAndes. As of December 31, 2003, the credit was overhedged and, according to Chilean accounting rules, we needed to recognize any gain or losses for the portion that was contracted for in excess.

  2002 Compared to 2001

        Our financial expenses decreased by Ch$857 million to Ch$73,442 million in 2002 from Ch$74,299 million in 2001 due to a decrease in bank and financial institution debt of Energy Trade and Chivor as a result of scheduled principal payments during the period.

        Our other non-operating expenses in 2002 decreased by Ch$36,113 million to Ch$103,599 million in 2002 from Ch$139,712 million in 2001. This decrease was mainly due to losses of Ch$27,913 million derived from our sale of Hidroneuquén, CCNI and Agencias Universales S.A. and losses of Ch$8,409 million associated with the sale process of OilGener and the Fell Block assets, which took place in 2001. For further details concerning non-operating expenses incurred in both years see note 29 to our audited consolidated financial statements included in Item 18.

Investments in Equity-Method Investees

	For the year ended December 31,
	2001	2002	2003
	(in millions of constant Ch$)
Gains from investment in equity-method investees	8,541	1,799	9,836
Loss from investment in equity-method investees	(7,973)	(2,184)	(19)
Amortization of goodwill	1,064	(995)	(753)

Net income (loss) from equity-method investees (net of amortization of goodwill and negative goodwill)	1,632	(1,380)	9,064

  2003 Compared to 2002

        Income from equity-method investees increased by Ch$10,444 million to Ch$9,064 million in 2003 from a loss of Ch$1,380 million in 2002 due to a Ch$7,082 million increase in equity income from Guacolda and a Ch$2,956 million increase in equity income from Itabo.

        During 2003, Guacolda, which is 50% owned by us, recorded profits of Ch$15,789 million, while in 2002 it recorded profits of Ch$1,637 million. This difference was mainly due to a Ch$23,307 million increase in non-operating income resulting from the positive effects of exchange rates as a result of the reduction in their U.S. dollar-denominated debt and a price-level restatement of Ch$22,025 million as compared to 2002. Guacolda's operating income decreased by Ch$7,577 million in 2003 primarily due to a Ch$2,800 million increase in fuel consumption and a Ch$1.530 million increase in energy and capacity purchases.

        Itabo, which is 25% owned by us, recorded profits of Ch$4,832 million in 2003 as compared to losses of Ch$7,333 million in 2002. The improvement was primarily due to a Ch$5,282 million increase in revenues due to more favorable energy and capacity sales agreements in terms of both volumes of physical sales and prices. In addition, Itabo sold electricity to the spot market in 2003 as a result of the higher availability and higher dispatch of its steam-coal units during the year.

  2002 Compared to 2001

        Income from equity-method investees decreased by Ch$3,012 million to a loss of Ch$1,380 million in 2002 from Ch$1,632 million in 2001 due to a decrease in income from entities that were sold during 2001, primarily Puerto Ventanas and Central Puerto, and a loss of Ch$1,833 million recorded by Itabo as a result of lower operating results.

        In 2002, Guacolda recorded profits of Ch$1,637 compared to a loss of Ch$9,255 million in 2001. This improvement was mainly due to higher operating income, which increased to Ch$24,329 million in 2002 from Ch$15,563 million in 2001, and lower interest expense.

        Itabo reported a loss of Ch$7,334 million in 2002 as compared to profits of Ch$7,675 million in 2001 as a result of a lower operating income due to a decrease in contracted sales prices and an increase in spot market purchases due to the rehabilitation of its units.

Price-Level Restatements

  2003 Compared to 2002

        Our price-level restatement generated a loss of Ch$46 million in 2003, as compared to a profit of Ch$1,420 million recorded in 2002. The difference was primarily due to a change in the Chilean Consumer Price Index, or CPI, factor applied in 2003, which was 1% in comparison to a 3% factor used in 2002.

        Exchange rate differences generated a negative effect of Ch$13,561 million in 2003, as compared to a loss of Ch$19,527 million in 2002. During 2002, losses were mainly attributable to the devaluation of the Argentine peso, which negatively affected our investments in Argentina. Exchange rates reflected a 17% nominal appreciation of the Chilean peso in 2003, as compared to a nominal devaluation of 10% in 2002.

  2002 Compared to 2001

        Our price-level restatement generated earnings of Ch$1,420 million, approximately Ch$2,542 million less than the Ch$3,962 million recorded in 2001. The difference was primarily due to a change in the CPI factor applied in 2002, which was 3.0% in comparison to a 3.1% factor used in 2001, and the decrease in the price level restatement of shareholders' equity resulting from the distribution of dividends in 2001.

        Exchange rate differences generated a negative effect of Ch$19,527 million in 2002, as compared to a loss of Ch$29,668 million in 2001. The lower effect was mainly due to the devaluation of the Argentine peso during 2002, which affected our investments in Argentina, and the devaluation of the Chilean peso during 2002, which affected our consolidated debts. The exchange rate effect reflected a nominal devaluation of the Chilean peso of 9.8% in 2002, as compared to a nominal devaluation of 14.2% in 2000.

Impact of Inflation and Price-Level Restatement

        We are required under Chilean GAAP to restate non-monetary assets and liabilities, equity and income and expense accounts to reflect changes in the CPI from the date they were acquired or incurred to the end of the period. During inflationary periods, monetary items generate a gain or loss in purchasing power depending upon the currency in which they are denominated. Non-monetary assets and liabilities are restated so as to correct the effect of inflation and remain constant in real terms from period to period. Under Chilean GAAP, liabilities in foreign currency or denominated in UFs are considered to be non-monetary, and all resulting foreign exchange adjustments and indexation are included in the price-level adjustment account. See note 1(b) to our audited consolidated financial statements included in Item 18.

        Non-monetary assets and liabilities are generally restated using the CPI published by the Chilean National Institute of Statistics. Monetary assets and liabilities are not adjusted because their amounts are fixed by contract or otherwise in terms of currency regardless of changes in specific prices or in the general price level. Holders of monetary assets and liabilities lose or gain general purchasing power during periods of inflation. Monetary liabilities in foreign currency are stated at closing exchange rates and are affected by the relationship between local inflation and the exchange rate of the local currency with the U.S. dollar.

        Our audited consolidated financial statements have been restated in accordance with Chilean GAAP for the purpose of reflecting the actual purchasing power of the peso. The effects of monetary restatement are summarized below in millions of Chilean pesos.

	Year ended December 31,
	2001	2002	2003
Credit (charge) to income	(in millions of Ch$, except percentages)
Property, plant and equipment	22,948	21,397	6,942
Other assets in local currency	20,839	19,330	5,828
Other assets in foreign currency	(13,793)	13,374	(24,119)
Liabilities in foreign currency	(15,398)	(29,703)	11,679
UF Indexed liabilities	(14,797)	(15,451)	(5,202)
Shareholders' equity	(24,414)	(21,697)	(7,783)

Net balance sheet effect reflected in income	(24,614)	(12,750)	(12,654)
Net price-level restatement of income statement accounts	(615)	(2,159)	(168)
Net losses due to foreign exchange differences	(477)	(3,198)	(784)

Charge to income	(25,706)	(18,107)	(13,606)

  Net Non-Operating Loss

  2003 Compared to 2002

        We had a non-operating loss of Ch$49,504 million in 2003, which was Ch$30,465 million lower than the Ch$79,969 million non-operating loss in 2002. The decrease was mainly due to a Ch$18,587 million decrease in interest expenses and other non-operating expenses. In addition, the contribution to net income from equity-method investees increased by Ch$10,444 million and the appreciation of the Chilean peso generated a positive exchange rate effect of Ch$5,966 million.

  2002 Compared to 2001

        We had a non-operating loss of Ch$79,969 million in 2002, which was Ch$11,296 million higher than the Ch$68,673 million non-operating loss recorded in 2001, mainly due to our sales in 2001 of Central Puerto and Puerto Ventanas at a significant gain of Ch$72,416 million, compared to the gains of Ch$2,435 million recorded in connection with the sale of other assets. This decrease in other non-operating income was partially offset by a reduction in the effect of the U.S. dollar exchange rate variation of Ch$10,140 million, a decrease in other non-operating expenses of Ch$35,255 million related to losses on sales of assets in 2001 (CCNI, Hidroneuquén and Agunsa) and an increase in financial income of Ch$18,713 million in 2001.

  Income Taxes

  2003 Compared to 2002

        A higher income tax provision of Ch$4,748 million was recorded in 2003 as compared to a provision of Ch$4,498 million in 2002.

  2002 Compared to 2001

        A lower income tax provision of Ch$4,498 million was recorded in 2002 as compared to a provision of Ch$10,188 million in 2001. This decrease was due to tax losses related to exchange differences of our Argentine subsidiaries and a decrease in the valuation allowance set up by our subsidiary Chivor for deferred tax assets for tax loss carryforwards. The latter decrease resulted from a lengthening of tax depreciable lives of fixed assets.

Net Income

  2003 Compared to 2002

        Net income increased by Ch$20,937 million to Ch$53,678 million in 2003 from Ch$32,741 million in 2002. The most significant components of this increase were a Ch$30,465 million or 38% decrease in non-operating expenses as a result of a decrease in interest expenses and other non-operating expenses, a Ch$10,444 million improvement in operating results among our equity-method investees, and the positive exchange rate effects of Ch$5,966 million, which offset a 7.6% decrease in our operating income, mainly due to extraordinary income in 2002 from a retroactive capacity reconciliation settlement in the SING.

  2002 Compared to 2001

        During 2002, we recorded net income of Ch$32,741 million, compared to a net loss of Ch$5,230 million in 2001. This increase was attributable to higher operating income of Ch$45,977 million in 2002, a 63% increase from the previous year, offsetting higher non-operating losses by Ch$11,296 million due to lower revenues from equity-method investees and the impact of the extraordinary gains obtained from sales of Central Puerto and Puerto Ventanas in 2001, which were not totally offset by the increase in financial income and the decrease in exchange losses.

B.    Liquidity and Capital Resources

Cash Flow Analysis

        As an electricity generation company with our primary market located in Chile, our operational cash flows are relatively stable and generally are only subject to significant variations under extreme hydrological conditions. Our primary operating revenue comes from our two principal products, electrical energy and capacity, which are both sold under contracts to regulated and unregulated customers and on the spot market. Since The AES Corporation acquired us at the end of 2000, two significant cash flow items related to asset sales and personnel benefits as a result of a staff reduction were recorded in 2001 and 2002, as a result of a restructuring plan that has been completed. In terms of our financing cash flow, we expect to refinance a significant portion of our debt, including AES Gener S.A.'s Chilean convertible notes and Yankee notes which come due in 2005 and 2006, respectively, which would have an impact on our long term cash flow.

  2003 Compared to 2002

        In 2003, we generated a positive cash flow of Ch$25,208 million, as compared to a negative cash flow of Ch$30,075 million in 2002.

        Operating activities generated a positive flow of Ch$119,680 million in 2003, which was Ch$45,665 million higher than the Ch$74,015 million recorded in 2002. This increase was due to a Ch$28,246 million decrease in payments to suppliers and personnel, a Ch$26,832 million decrease in interest payments, offset by a Ch$16,139 million decrease in trade accounts receivable and a Ch$1,354 million decrease in accrued financial income.

        Financing activities generated a negative cash flow of Ch$122,779 million in 2003, as compared to a negative cash flow of $100,429 million in 2002. The Ch$22,350 million increase in negative cash flow was mainly due to a $28,336 million increase in dividend payments, which were offset by a Ch$8,143 decrease in bond payments.

        Investment activities generated positive cash flow of Ch$28,306 million in 2003, as compared with a negative cash flow of Ch$3,661 million in 2002. This difference was primarily due to a Ch$28,406 million increase in loan collections in 2003, mainly from Cachagua, which made two amortization payments in 2003 with dividends received from us.

  2002 Compared to 2001

        In 2002, we generated a negative cash flow of Ch$30,075 million, compared to negative cash flow of Ch$3,360 million in 2001.

        Operating activities generated a positive flow of Ch$74,015 million in 2002, higher than the Ch$24,553 million recorded in 2001. This increase was due to a higher collection of trade receivables of Ch$47,075 million, lower payments to suppliers and personnel of Ch$28,945 million, and lower VAT and other payments of Ch$8,361 million in 2002. This increase was partially offset by higher interest payments of Ch$3,977 million, a decrease in dividends, other income and distributions received of Ch$14,436 million and a decrease in financial revenue of Ch$5,153 million in 2002.

        Financing activities generated a negative cash flow of Ch$100,429 million in 2002, compared to our negative cash flow of Ch$157,855 million in 2001. The difference was mainly due to reduced dividend payments of Ch$151,357 million, partially offset by the net negative effect between borrowings and loan payments of Ch$60,249 million, higher payments of public liabilities of Ch$26,082 million related to payments of the TermoAndes and InterAndes notes, and higher payments of other financing activities of Ch$9,671 million in 2002.

        Investing activities generated a negative cash flow of Ch$3,661 million, compared to the Ch$129,941 million positive cash flow generated in 2001. This decrease was the result of reduced proceeds from investment sales of Ch$274,010 million in 2002, lower loan collections from equity-method investees of Ch$22,508 million and lower revenues from other investments of Ch$27,086 million. In addition, during 2002, there was a Ch$16,332 million decrease in permanent investments and the acquisition of fixed assets, a Ch$148,312 million decrease in loans to equity-method investees and a Ch$14,476 million decrease in investments in financial instruments.

  2004 Capital Expenditures

        We have included in our budget capital expenditures for approximately US$15.4 million in 2004 for both major and minor routine maintenance repairs, including TG11 maintenance in TermoAndes.

  Sources of Our Cash Flows

        We expect that we will have sufficient resources from operations to fund our currently anticipated capital expenditures, for working capital needs and for general corporate purposes.

        We expect to fund our future projects and investments with a combination of internally generated cash, sales of assets and additional indebtedness, including project financing. In addition, we believe that the implementation of a recapitalization plan, which will reduce the amount of our outstanding indebtedness and extend the maturities of our long term debt, will improve our financial condition and enhance our financial flexibility and our ability to generate cash flow for the upcoming years. Any additional indebtedness may be incurred by our subsidiaries and may or may not be guaranteed by AES Gener S.A. See "Item 4. Information on the Company—Business Overview—Electricity Generation in Chile—Other Generation Projects Under Development in Chile".

        Certain of our credit agreements contain provisions that impose restrictions on the transfer of funds in the form of cash dividends, loans or advances. Our subsidiary Chivor is restricted from declaring or paying any dividends or return on any capital, or authorizing or making any other distribution, payment or delivery of cash to its shareholders in accordance with the Second Amendment and Waiver to the Credit Agreement executed by Chivor and a bank syndicate led by Bank of America on August 27, 2002. The credit agreement executed by our subsidiary Energía Verde and Banco de Crédito e Inversiones and Scotia Bank Sudamericano establishes a minimum cash flow coverage ratio for the distribution of dividends. As of December 31, 2003, the note purchase agreement with Bank of America and the loan agreement with ABN Amro restrict the amount of dividend payments by AES Gener S.A., in excess of the minimum amount required by Chilean law. In January 31, 2004, the loan agreement with ABN Amro was completely repaid. Additionally, the provisions of the TermoAndes and InterAndes notes prohibit these companies from making or declaring any distribution, unless such distribution is made from the funds available for distribution in accordance with the terms of these agreements. Finally, our Argentine subsidiaries TermoAndes and InterAndes cannot distribute dividends or transfer money abroad without prior authorization of the Argentine Central Bank. These restrictions have been incorporated in our financial projections, and we do not expect them to affect our ability to meet our cash obligations, as we estimate that we will have sufficient operational resources to meet our projected capital expenditures and working capital needs.

Investment and Financial Policy

        Until 2001, each year our shareholders had to approve an annual financing and investment policy proposed by management, which set forth limits on the amount of debt we could incur. At the shareholders' general meeting held on July 4, 2001, the assembly resolved to modify our by-laws by eliminating all references to investment, financing and commercial policies, with respect to both us and our subsidiaries.

        In order to comply with our corporate purpose under Chilean law, we may make investments in each of the companies in which we have an interest or to which we make capital contributions, supervise and coordinate the management of the companies in which we have an interest or to which we make capital contributions, and provide the companies in which we have an interest or to which we make capital contributions with management, auditing, financial, commercial, technical and legal services and all and any services of any nature that may be necessary. Notwithstanding the foregoing, we are required to maintain at least a 51% interest in companies in which we gain an interest, by making contributions of electricity generation assets.

        We intend to maintain a balanced portfolio between Chilean peso and U.S. dollar-denominated investments. In 2003, we held an average of US$18.6 million on financial investments, of which almost 50% were in U.S. dollar-denominated instruments. In addition, we have stringent financial investment policies approved by our CFO and the CEO. The compliance with our financial investment policy is controlled by our internal audit department.

        We have no formal coverage policies for risks related to exchange rates and interest rates. However, our board of directors constantly evaluates alternatives to minimize foreign exchange and interest rate risks. We cover our foreign exchange exposure relating to interest, debt payments, power purchase agreements and take-or-pay payments by purchasing forward rate agreements.

Long Term Debt

        Our long term bank debt consists principally of U.S. dollar-denominated loans from certain financial institutions. We have also issued bonds and other long term debt, primarily in U.S. dollars, in Chile, the United States and Argentina. See note 17 to our audited consolidated financial statements for additional information.

        Long term liabilities were Ch$739,118 million as of December 31, 2003 compared to Ch$981,570 million as of December 31, 2002. The decrease in long term liabilities resulted principally from the amortization in 2003 of the TermoAndes and InterAndes notes and Chivor's debt.

Bank Liabilities

			Years to Expiration
Bank	Currency		1-2 Years Million Ch$	2-3 Years Million Ch$	3-5 Years Million Ch$	Total Long Term Million Ch$	Average Annual Interest Rate %
Bank of America	US$		17,729	139,391	—	157,119	4.64%
Scotiabank	US$		4,988	—	—	4,988	3.08%
Banco Crédito Inversiones	US$		7,482	—	—	7,482	3.08%

Total		—	30,199	139,391	—	169,589	—

Bonds Payable

Series	Issue Amount Outstanding (in issue currency)	Issue Currency		Interest Rate %	Maturity Date	Periodicity Interest Payments	Periodicity Principal Payments	Carrying Value 2002 Million Ch$	Place of Issuance
—	200,000,000	US$		6.50%	15-Jan-06	Semiannual	Upon Maturity	122,305	U.S.
LA1	659,900	US$		6.00%	1-Mar-05	Semiannual	Upon Maturity	400	Chile
LA2	2,591,000	US$		6.00%	1-Mar-05	Semiannual	Upon Maturity	1,569	Chile
LA3	15,705,000	US$		6.00%	1-Mar-05	Semiannual	Upon Maturity	9,512	Chile
LA4	110,800,000	US$		6.00%	1-Mar-05	Semiannual	Upon Maturity	67,105	Chile
LA5	273,000,000	US$		6.00%	1-Mar-05	Semiannual	Upon Maturity	165,341	Chile
M	73,883,000	US$		6.00%	1-Mar-05	Semiannual	Upon Maturity	44,747	Chile
A	57,500,000	US$		8.00%	15-Oct-09	Semiannual	Semiannual	34,709	Chile
B	1,086,000		UF	7.50%	15-Oct-24	Semiannual	Semiannual	18,661	Chile
O	126,202,247	US$		6.36%	31-Dec-07	Semiannual	Semiannual	74,939	Argentina
O	25,190,353	US$		6.36%	31-Dec-07	Semiannual	Semiannual	15,581	Argentina

  Chivor

        In December 1996, our Colombian subsidiary, Chivor, borrowed US$400 million under a five-year bank credit facility, the net proceeds of which were used to finance a portion of the acquisition price of Chivor. The Chivor credit facility was secured by substantially all of Chivor?s assets, including accounts receivable, payments under contracts, funds held offshore, insurance proceeds, real property and its plant and equipment. On December 28, 2001, Chivor failed to pay when due approximately US$336 million of the principal amount of indebtedness borrowed pursuant the terms of the bank credit facility.

        On May 31, 2002, Chivor reached an agreement for refinancing its debt of US$336 million with the original bank syndicate led by Bank of America. This agreement, which involved 19 of the 20 members of the bank syndicate, specifies a new interest rate and amortization schedule and expires on December 31, 2006. The agreement stipulated that the refinancing would be structured under terms and conditions established under Chapter 11 of the U.S. bankruptcy law, specifically in terms of a pre-packaged voluntary reorganization.

        On July 6, 2002, a hearing regarding First Day Papers of Chivor was conducted in the United States Bankruptcy Court for the Southern District of New York. On August 13, 2002, Judge Burton R. Lifland in New York approved the financing restructuring plan. An agreement executed on August 27, 2002, the second amendment and waiver to the credit agreement, amended the credit agreement entered into on December 30, 1996, and provided Chivor with a term extension up to December 2006, including a new payment schedule with interim amortization payments. Under the terms of the new agreement, Chivor paid US$15 million in 2002 and US$37 million in 2003. A minimum of US$19 million is scheduled to be paid in 2004. The contract also requires Chivor to maintain a debt service coverage ratio of 1.0 and restricts Chivor from paying dividends and other distributions to its shareholders or from incurring additional debt outside of the ordinary course of business, with a limit on working capital indebtedness of US$10 million. Finally, in accordance with the second amendment and waiver, the lenders may declare the principal and any accrued interest due and payable if Chivor defaults in the payment of all or any portion of other indebtedness or in the performance of any agreement that requires other indebtedness to become due. The conditions of default under the agreement also include a default by AES Gener S.A. in the performance of any agreement, covenant or condition relating to its indebtedness, the effect of which causes such indebtedness to become due prior to its stated maturity.

        In connection with the execution of the second amendment and waiver, also on August 27, 2002, a support agreement was executed, under which Energy Trade agreed to irrevocably and unconditionally provide funds to Chivor for payment of outstanding debt under the second amendment and waiver, up to a maximum amount of US$50 million, if the outstanding amount of debt exceeds US$290 million on March 31, 2004 and US$225 million on March 31, 2005. In the same support agreement, AES Gener S.A. agreed to irrevocably and unconditionally guarantee Energy Trade's obligations. As of December 31, 2003, the outstanding amount of the debt under the amended credit agreement was approximately US$283.6 million.

  Scotiabank and Banco Crédito e Inversiones Loan Agreement

        Energía Verde borrowed US$25 million under a five-year bank credit facility with Scotiabank and Banco Crédito e Inversiones in November 2001. The net proceeds were used to refinance the capital structure of Energía Verde. Annual interest rate is based on LIBOR 180 days plus a fixed spread of 1.85%. As part of the financing, we pledged all our shares in that subsidiary in favor of the two banks. In addition, Energía Verde pledged all its assets in favor of the bank creditors. As of December 31, 2003, the outstanding amount under this bank credit facility was US$24 million.

  Eléctrica Santiago Local Bonds

        In September 1999, the SVS approved the issuance by Eléctrica Santiago of a local bond of US$100 million, which was principally used to prepay debt to General Electric for the construction of the Nueva Renca combined-cycle plant. This bond was divided into a U.S. dollar-denominated tranche of US$60 million and a UF-denominated tranche equivalent to US$40 million. In October 1999, Eléctrica Santiago placed US$57.5 million of the dollar-denominated tranche, which comes due in October 2009. A portion of the outstanding principal is to be paid semiannually beginning April 2005. Interest is paid semiannually and the annual interest rate is 8%. The outstanding amount as of December 31, 2003 was US$57.5 million. In July 2000, Eléctrica Santiago placed the UF-denominated tranche of UF1,086 million. A portion of the outstanding principal is to be paid semiannually beginning April 2006. Interest is paid semiannually, and the annual interest rate is 7.5%. The outstanding amount as of December 31, 2003 was UF1,086 million, equivalent to US$30.9 million.

        The indentures governing these issuances establish the following financial covenants, which were fully complied with as of December 31, 2003:

  •
  unpledged assets must equal at least 125% of unsecured liabilities;

  •
  the ratio of debt to equity may not exceed 1.75 to 1.00;

  •
  a minimum equity level of UF2 million (approximately US$57 million) must be maintained; and

  •
  "Essential Assets" which represent more than 40% of Total Assets may not be sold, without previous authorization of the bondholders.

  Convertible Debt

        In September 1998, our shareholders approved the issuance of up to US$500 million of convertible debt securities. These notes totaling US$499.9 million were placed in Chile between December 1998 and March 1999, and in the United States in June 1999. As of December 31, 2003, Ch$283,028 million (approximately US$476.6 million) of convertible debt was outstanding. Convertible notes outstanding in Chile account for Ch$239,156 million (approximately US$402.76 million), convertible notes outstanding in the United States account for US$73.88 million (approximately Ch$43,872 million), and notes that have already been converted amount to US$23.3 million (approximately Ch$13,836 million). The Chilean convertible notes differ from the U.S. convertible notes in that they are:

  •
  payable in Chilean pesos;

  •
  governed by Chilean law;

  •
  not entitled to the receipt of additional amounts with respect to withholding taxes; and

  •
  exchangeable for U.S. convertible notes by non-Chileans, subject to certain conditions.

        In addition, the U.S. convertible notes are not exchangeable for Chilean convertible notes.

        The indenture governing the convertible notes issued in Chile and the United States restricts the incurrence of debt by us in excess of the amount approved at the annual shareholders' meeting. Our shareholders, however, currently do not restrict our incurrence of debt to a particular amount. Further, AES Gener S.A. and its subsidiaries may not issue, assume or guarantee debt secured by mortgages, which, together with the aggregate outstanding principal amount of all our other debt, exceeds 10% of total net consolidated assets. Nonetheless, we may incur indebtedness secured by a mortgage upon property or assets as long as such indebtedness shall be secured equally and ratably with these securities. The noteholders may require immediate payment if an event of default occurs, including failure by us to pay any indebtedness in an aggregate principal amount exceeding 1.5% of total consolidated assets.

        On November 24, 2003, AES Gener announced a cash tender offer for any and all of its U.S. and Chilean convertible notes, which remains outstanding.

  Yankee Notes

        In January 1996, we issued US$200 million aggregate principal amount of our 6 1/2% notes due January 15, 2006 in the United States, which principal amount was outstanding as of December 31, 2003, representing approximately Ch$118,760 million. On January 9, 2002, we solicited and obtained the required consent of a majority of the note holders to amend the indenture to eliminate the possibility that (i) a default on payments due or money borrowed by Chivor (unless AES Gener S.A. or a subsidiary guarantees or otherwise agrees to be liable, directly or indirectly, for such Chivor indebtedness), including Chivor's aforementioned default, or (ii) a bankruptcy proceeding involving Chivor would, in each case, constitute, or be the basis for, an event of default with respect to the notes under the indenture.

        Under the terms of the indenture for the Yankee notes, we may not issue, assume or guarantee debt secured by mortgages, which, together with the aggregate outstanding principal amount of all our debt, exceeds 10% of consolidated net tangible assets. The provisions of the indenture governing this issue also allow for the holders to require immediate payment if an event of default occurs, including default in the payment of the note obligations as well as default by AES Gener S.A. or any subsidiary with respect to any indebtedness with an aggregate principal amount exceeding US$15 million.

        On November 24, 2003, AES Gener announced a cash tender offer for any and all of its Yankee notes, which remains outstanding.

  TermoAndes and InterAndes

        We financed TermoAndes and InterAndes through an equity contribution of approximately US$146.9 million made with funds from our operations, floating rate debt securities of approximately US$257 million (aggregate principal amount) issued by TermoAndes and InterAndes and a US$18 million loan from Argentine banking institutions, which was primarily used to pay our value-added tax obligations. The floating rate debt is hedged with a swap that fixes the interest rate at 6.36% up to an amount of US$236 million. The notes issued by TermoAndes and InterAndes are secured by substantially all the assets of both companies, including AES Gener S.A.'s obligations to purchase capacity and energy pursuant to its power purchase agreement with TermoAndes, which includes minimum payments in amounts sufficient, among other things, to serve the payments of the US$257 million of floating rate notes.

        Additionally, US$82 million of TermoAndes and InterAndes notes are subject to a put option executed in 1998, which permits Bank of America to require AES Gener S.A. to purchase the TermoAndes and InterAndes notes at par plus accrued interest under certain defined circumstances. In April 2000, the put agreement was assigned to Energy Trade by AES Gener S.A., with a full guarantee by AES Gener S.A. The put option was further modified in September 2002, and, in connection therewith, a purchase agreement was executed by AES Gener S.A. and Bank of America.

        Under the terms of the purchase agreement, AES Gener S.A. agreed to purchase the TermoAndes and InterAndes notes through quarterly principal installments of approximately US$7.9 million until September 2004. If there is a default under the terms of the TermoAndes or InterAndes notes, an acceleration of the TermoAndes or InterAndes notes or a default under the purchase agreement, Bank of America may exercise its put option, requiring AES Gener S.A. to purchase the notes at par value plus accrued interest at any time prior to payment of the final installment under the purchase agreement. The purchase agreement also contains provisions allowing Bank of America to exercise its put right in the event of default by AES Gener S.A., which may be caused by AES Gener S.A., Norgener or Eléctrica Santiago's failure to pay material indebtedness, defined as indebtedness of or guaranteed by AES Gener S.A. equal to or in excess of US$15 million in the aggregate or, in the case of Norgener and Eléctrica Santiago, indebtedness equal to or in excess of US$10 million, among other events. As of December 31, 2003, the principal balance under the TermoAndes and InterAndes notes was US$151.4 million, net of AES Gener S.A. holdings. As of December 31, 2003, the principal balance of the TermoAndes and InterAndes notes held by Bank of America was US$23 million.

        We are in the process of restructuring our TermoAndes and InterAndes outstanding debt. Under the proposed terms, the holders of TermoAndes and InterAndes outstanding notes would receive an upfront payment to be funded with cash currently held in the TermoAndes and InterAndes' trust accounts, along with a portion of the proceeds from AES Gener's proposed recapitalization plan. In exchange for this paydown, the holders of the TermoAndes and InterAndes notes have agreed to extend a loan to AES Gener S.A. to enable it to repurchase the notes, which loan will have an expected maturity in 2010. The restructuring of this debt will be conditioned upon the successful restructuring of AES Gener's other indebtedness. Although negotiations with the holders of the TermoAndes and InterAndes notes have advanced significantly during the past several months, there can be no assurance that we will be able to restructure these debt obligations on favorable terms, if at all.

Guarantees and Contingencies

        As of December 31, 2003, we had outstanding the following guarantees in favor of third parties and on behalf of some subsidiaries and equity-method investees:

  •
  US$1.4 million principal amount in connection with a loan incurred by Energy Trade with Morgan Stanley Capital Group Inc. as a result of the sale of our 50% share capital of MEGA to TransAlta Corporation in June 2001; and

  •
  US$4.8 million principal amount in connection with a loan incurred by GasAndes to finance a portion of the cost of construction of the GasAndes pipeline.

        Additionally, AES Gener S.A. has outstanding the following contingencies relating to certain agreements in which AES Gener is also guarantor:

  •
  Bank of America put agreement, assigned to our subsidiary Energy Trade by AES Gener S.A. in April 2000 in connection with the notes issued by our subsidiaries TermoAndes and InterAndes for an amount of US$82 million. The put agreement was modified in September 2002, and, in connection therewith, a purchase agreement, which includes an amended and restated put agreement, was executed. As of December 31, 2003, Bank of America's exposure in the TermoAndes and InterAndes notes was US$23.0 million.

    Bank of America may exercise its put option, requiring AES Gener S.A. to purchase the notes at par plus accrued interest, at any time prior to payment of the final installment under the purchase agreement if there is a default under the terms of the TermoAndes or

    InterAndes notes, an acceleration of the TermoAndes or InterAndes notes or a default under the purchase agreement. The purchase agreement also contains provisions allowing Bank of America to exercise its put right in the event of default by AES Gener S.A., which may be caused by AES Gener S.A., Norgener or Eléctrica Santiago's failure to pay material indebtedness, defined as indebtedness of or guaranteed by AES Gener S.A. equal to or in excess of US$15 million in the aggregate or, in the case of Norgener and Eléctrica Santiago, indebtedness equal to or in excess of US$10 million in the aggregate, among other events.

    Additionally, under the terms of the contract, AES Gener S.A. agreed not to enter into a transaction similar to that contemplated by the purchase agreement and not to make dividend payments in excess of the minimum amount required under Chilean law. Further, the purchase agreement also includes specific financial covenants and certain negative covenants restricting dividend payments and other note purchases.

  •
  ABN Amro put option in connection with the loan granted to our subsidiary Energy Trade for an amount of US$40 million. Under the agreement, ABN Amro had the right to exercise at its sole discretion its option to receive early payment during July 2002. In a letter dated June 7, 2002, ABN Amro exercised its option, and, on July 31, 2002, Energy Trade reached an agreement with the bank that eliminated the put option and modified the original payment schedule. Upon execution of this amendment, Energy Trade made a payment of US$16 million, and it was agreed that the balance would be payable in six quarterly installments of US$4 million each. The outstanding principal as of December 31, 2003 was US$4 million. On January 31, 2004, we paid the total outstanding amount under this agreement.

  •
  As part of the financing obtained by our wholly owned subsidiary Energía Verde S.A., in November 2001, we pledged all our shares in that subsidiary in favor of Banco de Crédito e Inversiones and Scotiabank Sudamericano.

  •
  As part of the financing obtained by our wholly owned subsidiaries TermoAndes and InterAndes, in September 1998, we pledged all our shares in these subsidiaries in favor of Banco Francés Uruguay S.A.

  •
  As part of the debt restructuring of our wholly owned subsidiary Chivor, completed in August 2002, AES Gener S.A. is a guarantor of Energy Trade's obligations under the support agreement pursuant to which Energy Trade agreed to irrevocably and unconditionally provide funds to Chivor for payment of outstanding debt under the credit agreement, up to a maximum amount of US$50 million, if the outstanding amount of debt exceeds US$290 million on March 31, 2004 and US$225 million on March 31, 2005. The outstanding principal as of December 31, 2003 was $283.6 million.

        None of our subsidiaries has guaranteed AES Gener S.A.'s debt. Other non-financing related contingencies are contained in note 25 to our audited consolidated financial statements included in Item 18.

        Financial Covenants.    Under the terms of our credit agreements with ABN Amro and Bank of America, certain financial covenants apply to AES Gener S.A. The following table shows these obligations for these agreements and our actual performance at December 31, 2003:

Covenant		Credit Agreement	Ratio, Percentage or Amount at December 31, 2003
1.	Minimum interest coverage ratio of 1.8 to 1	Bank of America	2.86 to 1
2.	Minimum interest coverage ratio of 2.4 to 1	ABN Amro(1)	3.27 to 1
3.	Maximum leverage coverage ratio of 1.65 to 1	Bank of America	0.93 to 1
4.	Maximum leverage coverage ratio of 1.7 to 1	ABN Amro(1)	0.93 to 1
5.	Maximum total debt to EBITDA ratio of 7.8 to 1	Bank of America	4.86 to 1
6.	Maximum total debt to EBITDA ratio of 8.5 to 1	ABN Amro(1)	4.24 to 1
7.	Maximum total debt to equity ratio of 1.75 to 1	Chivor	0.93 to 1

(1)
On January 31, this loan was fully repaid.

        Rating Trigger Clauses.    Under the terms of some credit arrangements, certain rating trigger clauses are applicable to AES Gener and may affect our liquidity:

  •
  Under the transportation contract between TermoAndes and TGN, TermoAndes must maintain an investment grade credit rating granted by Standard & Poor's, Moody's or any other international credit agency or provide a performance guarantee from one or more of its shareholders with an investment grade rating or a letter of credit. As of December 31, 2003, TermoAndes' local credit rating satisfied the investment grade requirement under the contract.

  •
  Our subsidiary, Eléctrica Santiago, has gas transportation agreements in place with GasAndes Chile and GasAndes Argentina to transport natural gas from Argentina to its combined-cycle facility in Santiago. Similarly, AES Gener S.A. entered into contracts with GasAndes Chile and GasAndes Argentina for a future generation project. These contracts require that Eléctrica Santiago or AES Gener S.A., as the case may be, maintain an investment grade rating, international or national, with two rating agencies approved by the Chilean Central Bank, or provide a performance guarantee or letter of credit. The gas transportation agreements of AES Gener S.A. were assigned to Eléctrica Santiago. As of December 31, 2003, Eléctrica Santiago satisfied the local investment grade rating requirement as defined under the contracts.

  •
  Our subsidiary, Eléctrica Santiago, has a gas transportation agreement in place with TGN. This contract requires that Eléctrica Santiago maintain an investment grade rating, international or national, as defined in the contract, or provide a performance guarantee or letter of credit. As of December 31, 2003, Eléctrica Santiago satisfied the investment grade rating requirement as defined under the contract.

        As of December 31, 2003, the international credit rating level assigned to AES Gener S.A.'s unsecured long term debt was "B" by Standard & Poor's, "BB-" by Fitch, and "B2" by Moody's. As of December 31, 2003, AES Gener S.A. was assigned a local credit rating of "BBB-" by both Feller Rate and Fitch. On December 6, 2003, our shares and our local notes were approved by the Comisión Clasificadora de Riesgo, the Institutional Rating Commission, or CCR, thereby permitting Chilean pension funds to purchase our debt and equity securities.

Differences Between Chilean GAAP and U.S. GAAP

        The principal differences between Chilean GAAP and U.S. GAAP as they relate to AES Gener's reported results in 2001, 2002 and 2003 involve the following issues:

  •
  functional currency;

  •
  the technical revaluation of property, plant and equipment and the related impact on accumulated depreciation and depreciation expense;

  •
  investments in equity-method investees;

  •
  deferred taxes;

  •
  charges to income of subsidiary start-up deficits;

  •
  accounting for staff severance indemnities, pensions and post-retirement benefits;

  •
  the capitalization of interest costs for the construction of new fixed assets;

  •
  accounting for certain intangible assets;

  •
  recognition of impairment losses for long-lived assets;

  •
  accounting for interest rate swaps;

  •
  accounting for forward exchange contracts;

  •
  accounting for goodwill and negative goodwill and the applicable periods of amortization;

  •
  accounting for foreign exchange contracts that are not effective as hedges;

  •
  recognition of minimum dividend ability under U.S. GAAP; and

  •
  asset retirement obligation.

        See note 37 to our audited consolidated financial statements for a description and quantification of the principal differences between Chilean GAAP and U.S. GAAP.

  Functional and Reporting Currency

        Under Chilean GAAP, financial statements are adjusted for the effect of changes in the purchasing power of the Chilean currency during each period and presented in constant Chilean pesos ("reporting currency"), as mentioned in note 1 of our audited consolidated financial statements. Transactions are recorded in Chilean pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were originally recorded are recognized in the income statement of the period.

        In accordance with Boletín Técnico No. 64, the financial statements of foreign subsidiaries that operate in countries exposed to significant risks, and are not considered to be an extension of the parent company's operations must be remeasured into U.S. dollars. We have remeasured our foreign subsidiaries into U.S. dollars under this requirement as follows:

  •
  Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

  •
  All non-monetary assets and liabilities and shareholders' equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

  •
  Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

  •
  The effects of any exchange rate fluctuations are included in the results of operations for the period.

        Under Boletín Técnico No. 64, the investment in a foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gain or loss between the Chilean peso and the U.S. dollar are reflected in equity in the account "Cumulative Translation Adjustment", as the foreign investment itself is measured in U.S. dollars.

        Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Upon our acquisition by The AES Corporation in 2000, management determined the U.S. dollar as our functional currency in accordance with SFAS No. 52.

        However, subsequent to the issuance of our December 31, 2002 consolidated financial statements, our management determined that our reconciliation of net income and shareholders' equity from Chilean GAAP to U.S. GAAP were not prepared assuming that the U.S. dollar was the functional currency, but rather continued to reflect the Chilean peso as the functional currency. Therefore, the reconciliation of net income and shareholders' equity to U.S. GAAP as of and for the years ended December 31, 2001 and 2002 have been restated to give effect to the determination of the U.S. dollar as the functional currency.

        Accordingly, we have remeasured into U.S. dollars the consolidated financial statements as of and for the years ended December 31, 2001, 2002 and 2003, and translated these financial statements into the reporting currency, the Chilean peso, by applying the procedures specified in SFAS No. 52.

        Translation adjustments for periods prior to January 1, 2001 were not removed from equity, and the translated amounts for non-monetary assets at December 31, 2000 became the accounting basis for those assets, beginning January 1, 2001. In addition, price-level adjustments reflecting the effect of changes in the purchasing power of the Chilean peso recorded prior to January 1, 2001 in the amount of Ch$225,030 million were reversed.

        The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Non-monetary assets are recorded at their historical exchange rate at the time of purchase. Past transactions in currencies other than the U.S. dollar are remeasured at the exchange rates in effect at the time the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of non-monetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Transaction gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of the net income (loss) in the period such gains and losses arise.

        The amounts obtained from the remeasurement process referred to above are translated into Chilean pesos in accordance with the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Ch$654.79, Ch$718.61 and Ch$593.8 to US$1.00 as of December 31, 2001, 2002 and 2003, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the monthly average exchange rate during the period. The translation effect of changes in the exchange rates is included as a cumulative translation adjustment in shareholders' equity.

        For further information relating to functional and reporting currency, see note 37Ia. to our audited consolidated financial statements.

U.S. GAAP Reconciliation

        The U.S. GAAP reconciliation items had a positive effect on net income reported under U.S. GAAP in 2001, primarily due to accounting differences in adjustments for deferred taxes corresponding to the subsidiaries that were sold in 2001 and the accounting for penalties received in 2000 from contractors who had performed work for a subsidiary we sold in 2001 and transactions gains resulting from change in functional currency. In 2002, reconciliation items had a positive effect on net income reported under U.S. GAAP, principally due to the remeasurement of the functional currency and the reversal of price level restatement, which was offset by the negative effect of the reversal and classification of the interest income from the mercantile account with Cachagua as shareholders' equity. The U.S. GAAP reconciliation items had a negative effect in 2003 on net income reported under U.S. GAAP primarily due to the reversal of the interest income from the mercantile account with Cachagua and the effect of the functional currency remeasurement.

        In 2002 and 2003, the U.S. GAAP reconciliation items had a negative effect on shareholders' equity reported in accordance with U.S. GAAP, mainly due to the reclassification of the mercantile account and interest income from Cachagua, the reversal of price level restatement, the reversal of a technical revaluation of property, plant and equipment made in prior years, the accounting differences regarding deferred taxes and the recognition of impairment losses in long-lived assets, which were partially offset by the cumulative translation adjustment and transaction gains that resulted from the change in functional currency.

        The following table shows the difference between net income and shareholders' equity determined on a Chilean GAAP and U.S. GAAP basis for 2001, 2002 and 2003 in million of Chilean pesos:

	2001		2002		2003
	Chilean GAAP(1)	U.S. GAAP	Chilean GAAP(1)	U.S. GAAP	Chilean GAAP	U.S. GAAP
Net income	Ch$(2,091)	Ch$50,789	Ch$35,575	Ch$38,309	Ch$53,678	Ch$20,348
Shareholders' equity			Ch$784,778	Ch$394,793	Ch$808,604	Ch$359,767

(1)
For the sole purpose of our annual report on Form 20-F, we have modified our Chilean financial statements previously filed with the SVS in order to recognize the error as a deductible net loss for the years ended December 31, 2001 and 2002.

        Subsequent to the filing of our December 31, 2001 and 2002 financial statements, we determined that an error was made in accounting for the accrual related to the tax deductible net loss for the years ended December 31, 2001 and 2002, which resulted in a higher tax loss carryforward for those years. The increase in the tax loss carryforward resulted in the recognition of a higher deferred tax asset of Ch$3,138 million and Ch$2,834 million for the years ended December 31, 2001 and 2002, respectively. The statutory report filed with the SVS for the year ended December 31, 2003 reflected this effect as an increase in retained earnings as of December 31, 2003.

Effects of Change in Accounting Policy and Presentation

        In 2003 and 2001, no accounting changes were made.

        In 2002, the following accounting change was made:

        Staff Severance Indemnities. As of January 1, 2002, we changed the interest rate used for determining the present value of the provisions for staff severance indemnities and for pensions and post-retirement benefits, reducing it from 10% to 8%. The effect of this change at the beginning of the year amounted to Ch$673,832 thousand, an amount that was charged to deferred assets in accordance with Boletín Técnico No. 8 of the Chilean Association of Accountants and will be amortized over 10 years.

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

        Functional Currency:    Upon our acquisition by The AES Corporation in 2000, we determined the U.S. dollar as our functional currency in accordance with SFAS No. 52. As a consequence, our financial results are not affected by foreign exchange fluctuations, except for those asset and liability line items expressed in Chilean pesos and other non-US-denominated currencies.

        Revenue Recognition:    Revenues from the sale of electricity are recorded based on output delivery and capacity provided at rates as specified under regulated market terms, under contract terms or at prevailing spot market prices.

        Since revenues in the spot market are derived from sales to other generators in accordance with the weekly price of electricity, we must prepare our invoices on the basis of estimated values, which we then reconcile in the following month's invoice. Revenues obtained from industrial clients and distribution companies do not require any reconciliation, as they are invoiced at the price determined in their respective contracts.

        A substantial portion of our revenues is based on long term contractual agreements. Thus, we base our contractual terms on consumption demand projections and anticipated spot market prices. Should the actual market perform differently than the circumstance under which we performed our pricing models, our profit margin could be significantly impacted.

        Property, Plant and Equipment:    Property, plant and equipment is capitalized. Work in progress includes labor, materials, financing debt, interest and an allocation of some general and overhead costs. Maintenance and repairs, including replacement of minor items of property, are charged to maintenance expense as incurred. When depreciable property units are retired, the original cost and dismantling charges, less salvage value, are charged to accumulated depreciation. The direct and indirect financing costs associated with projects under construction are capitalized as a component of the asset value; however, under Chilean GAAP the capitalization of interest expenses associated with projects under construction is optional when incurred on debt that is not directly related to such projects. Under U.S. GAAP the capitalization of interest on qualifying assets under construction is required for the interest that could have been avoided if the expenditure had not been made. These costs are capitalized based on a real average financing cost rate.

        Under Chilean GAAP, the interest expenses associated with plants under construction are required to be capitalized until plants have commenced operation, which occurs upon receipt of operation certification approval from the regulatory agency and/or upon utilization of a minimum of 50% of total plant capacity. In the cases where the certification approval from the regulatory agency is received and the plant use is less than 50% of total plant capacity, we could either continue to capitalize our plant costs or recognize them as operational costs. For revenues received in such situations, we could either recognize them as operational revenues or as a credit to fixed asset accounts. In 2001, use of our TermoAndes plant was under 50% of total capacity and the certification approval from the regulatory agency was received. We decided to adopt a policy of recognizing operational cost and revenues. Our operating results would have been different if the other policies had been adopted.

        We and our subsidiaries evaluated the impairment or disposal of long-lived assets amount based on the provisions of SFAS No. 144. This standard requires that long-lived assets be tested for impairment or disposal. We adopted SFAS No. 144 on January 1, 2001 and the impact of this adoption was included on our results of operations, financial position and cash flows for that year.

        Post-Retirement Benefits:    Our employees participate in unfunded benefit pension plans. Our pension and post-retirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions provided by us to our actuaries, such as the discount rate. Material changes in our pension and postretirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants and changes in the level of benefits provided.

        As of December 31, 2003, we used a discount rate of 8%. This decline in the discount rate generated a higher charge to income amounting to ThUS$521.

        Severance Indemnities:    Severance indemnities with our employees are calculated based on the liability projected cost present value, using a discount rate of 8%. This decline in the discount rate generated a higher charge to income amounting to ThUS$800.

        Accounting for Income Taxes:    We follow the guidelines of Boletín Técnico No. 60, "Accounting for Income Taxes", which requires that we use the balance sheet method of accounting for deferred income taxes and provide deferred income taxes for all significant temporary differences in income tax and for tax loss carryforwards.

        As part of the process of preparing our financial statements, we are required to calculate our income tax expense based on rates in effect at the time of the calculation (which are subject to change and affect the calculation as any new tax rates are enacted) as well as estimates of when the above-mentioned temporary differences will reverse. We recorded a provision for income tax according to Chilean tax law. These taxes comprise a first category tax rate set at 16% for 2002 (15% for prior years); our subsidiaries recorded a provision for income tax according to stipulations in force in Chile and in the countries where they operate. We record valuation allowances to reduce our deferred tax assets to the amount that we are likely to realize. Our estimate of realization of such deferred tax assets results from consideration of, among other things, our future taxable income and our tax planning strategies, which may differ from actual results.

        In addition, under Chilean GAAP, upon adoption of Boletín Técnico No. 60, a contra asset or liability account was created in which the effects of the cumulative effect of the temporary differences were recorded. This account is being amortized into income over the estimated period of reversal, with the exception of tax loss carryforwards, which are being amortized as utilized. The actual period of reversal could differ.

        For U.S. GAAP the assessment of whether a valuation allowance should be recorded is based on whether it is "more likely than not that the deferred tax asset will be fully realized"; however, under both Chilean and U.S. GAAP, the valuation allowance was determined to be the same.

New Accounting Standards

        In December 2002, the U.S. Financial Accounting Standards Board, or FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosures". This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002, with early application encouraged. We determined that the adoption of SFAS No. 148 will not have any significant impact on our results of operations, our financial position and our cash flows.

        In April 2003, the FASB issued SFAS No. 149, Amendment of SFAS No. 133 on "Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of issued securities or other securities that do not yet exist. We determined that the adoption of SFAS No. 149 will not have any significant impact on our results of operations, our financial position and our cash flows.

        In June, 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". SFAS No. 150 clarifies classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires classification of financial instruments within a company's scope as liabilities. Such financial instruments may include mandatory redeemable shares, financial instruments which embody an obligation to repurchase shares or require an issuer to settle the obligation by transferring assets, or financial instruments that embody an unconditional obligation, or, in certain circumstances, an unconditional obligation. We believe that the adoption of this pronouncement does not have an impact on our statements of financial condition, our statements of operations or cash flows.

        In November 2002, the FASB published FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 expands on the accounting guidance of SFAS No. 5, 57, and 107 and incorporates without change the provisions of FIN 34: "Disclosure of Indirect Guarantees of Indebtedness of Others and Interpretation of SFAS No. 5", which has been superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. FIN 45 also clarifies that, at the time a company issues a guarantee, we must recognize an initial liability for the fair value, or market value, of the obligations we assume under that guarantee and must disclose that information in our interim and annual financial statements. The provisions of FIN 45 are required to be applied on a prospective basis to guarantees issued or modified by us on January 1, 2003 and after. The expanded disclosure requirements of FIN 45 were effective for the year ended December 31, 2002. We have various guarantees issued or modified after January 1, 2003 which are accounted for or disclosed under the provisions of FIN 45.

        In December 2003, the FASB issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R" or the "Interpretation"). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities, or VIEs, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

        Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. We are evaluating whether the adoption of FIN 46 will have a material impact on our financial position, cash flows and results of operations. We did not enter into any transactions under the scope of FIN 46R after February 1, 2003.

        EITF Issue No. 01-08, "Determining Whether an Arrangement Contains a Lease". In May 2003, the EITF arrived at a consensus on EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, "Accounting for Leases". Upon application of EITF Issue No. 01-08, the accounting requirements under the consensus could affect the timing of revenue and expense recognition, and revenues reported as supply, transportation and storage services may be required to be reported as rental or lease income. Should capital-lease treatment be necessary, purchasers of transportation and storage services in the arrangements would be required to recognize assets on their balance sheets. The consensus is being applied prospectively to arrangements agreed to, modified, or acquired in business combinations on or after January 1, 2004. Previous arrangements that would be leases or would contain a lease according to the consensus will continue to be accounted for as transportation and storage purchases or sales arrangements. We are currently evaluating the impact of the adoption of EITF Issue No. 01-08 on our consolidated results of operations, cash flows or financial position.

        EITF Issue No. 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes". In July 2003, the EITF arrived at a consensus on EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, "Accounting for Nonmonetary Transactions", should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. We are currently evaluating the impact of the adoption of EITF Issue No. 03-11 on our consolidated results of operations, cash flows or financial position.

        In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of the Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. We believe that we are following the guidance of SAB 104.

C. Research and Development, Patents and Licenses

        During 2001, 2002 and 2003, we have not had any material research or development expenses.

D. Trend Information

        As described under "Item 4. Information on the Company—Business Overview" and "—Operating Results", the most significant variables affecting our results are the prices of energy and capacity, weather conditions and foreign exchange variations in the countries in which we operate. However, our operating revenues are generally stable, except in cases of extreme weather conditions.

        The introduction of natural gas as a source of fuel for electric generation in Chile in the SIC in 1997, and in the SING in 1999, with the construction of the pipelines which transport natural gas from Argentina to Chile, led to a significant technological change in the industry and reduced energy prices and the country's reliance on hydrological conditions. It is expected that the trend toward the construction of natural gas-fired facilities will continue in the future and, accordingly, as discussed in "Item 4. Information on the Company—Business Overview—Electricity Generation in Chile—Other Generation Projects Under Development in Chile", we are currently analyzing the conversion of one of our existing fuel generation plants into a gas-fired generation unit.

E. Off-Balance Sheet Arrangements

        The gas supply and transportation agreements detailed below cover all fuel needs for our combined-cycle plants located in Chile and Argentina. Costs incurred for these contracts are reflected as operating costs in the period in which the gas is consumed or the transportation services are received. These agreements are in the form of take-or-pay contracts that provide for payments of a certain minimum amount of gas, regardless of whether such minimum is consumed. TermoAndes' use of gas is contingent upon its level of electricity production. Since TermoAndes has been producing less electricity than originally projected, its volume of accumulated gas has increased. In addition, TermoAndes has been making payments under its gas supply and transportation contracts in Argentine pesos at a 1:1 exchange rate against the U.S. dollar. However, TermosAndes' gas and transportation service providers are requesting that the payments be redollarized, which would negatively impact our cash flow and financial condition. See "Item 3. Key Information—Risk Factors—Risks Related to Argentina". The minimum payments required to be made, whether or not we are able to take delivery of the gas, are as follow:

Year	Millions of US$	Millions of Ch$
2004	60	35,420
2005	78	46,560
2006	81	48,011
2007	84	49,871
2008	86	51,055
Thereafter	542	321,663

Total	931	552,580

        In general, transportation agreements contain rating trigger clauses that require us to provide a letter of credit or a bank guarantee equal to the obligations for the usage of one year of the pipeline if we fail to be rated "investment grade", as defined in each contract.

        There are no known events, demands, commitments, trends or uncertainties that will result in, or are reasonably likely to result in, the termination or material reduction in availability to us of our off-balance sheet arrangements, with the exception of TermoAndes, which has received letters from its gas suppliers during January and February 2004. The gas suppliers presented a demand requesting the redollarization of the gas price, as well as their intention to reduce the volume of gas supplied. We began discussions with different gas suppliers in order to secure sufficient gas to fullfil our generation requirements; however, there is no guarantee that these negotiations will be successful.

        For a detailed discussion of the risks related to our operations derived from gas interruption, gas limitation, the ability to consume take-or-pay obligations and disputes with gas and gas transportation suppliers, see "Item 3. Key Information—Risk Factors".

  Gas supply agreement between AES Gener S.A. and Consorcio Sierra Chata

        In 1997, AES Gener S.A. entered into a 16-year gas supply agreement with Sierra Chata Consortium, formed by Mobil Exp. & Dev. Inc.—Argentine Branch, Total Austral S.A., Atalaya Energy S.A., Canadian Hunter Argentina S.A. and Petrolera Santa Fe. S.A., to produce natural gas in the Neuquén region of southern Argentina. This agreement was signed to provide for the natural gas requirements of Eléctrica Santiago's Nueva Renca combined-cycle gas-fired plant. The base contracted capacity is 1.74 million cubic meters per day delivered in Neuquén. The contract includes an obligation on the part of the supplier to provide up to 100% of the gas contracted and an average annual take-or-pay obligation of 75%, with a recovery period of three years for the purchase of the remaining take-or-pay gas not consumed, which can be sold to other consumers in Chile or Argentina directly or through Sierra Chata. At the time we entered into this contract, the contract price reflected market conditions in the Neuquén basin. Since domestic transactions were pesified and the market reference was not clear, a price reduction was agreed to and the price was fixed through April 2005, when the current market conditions will then be reinstated to the contract.

        This agreement covers the needs of the Nueva Renca plant operation. As Nueva Renca is a state of the art combined-cycle plant utilizing General Electric technology and is located inside the Metropolitan Region of Santiago serving the area of the electrical system with the greatest demand, it has a high dispatch factor and usually consumes all of the gas under its take-or-pay contract. As of December 31, 2003, the amount of take-or-pay gas that was not consumed under the agreement was 9,569 cubic meters.

        Gas supply agreement between AES Gener and Eléctrica Santiago

        This agreement covers Eléctrica Santiago's natural gas requirements by using the gas purchased from the Sierra Chata Consortium. The base contracted capacity is 1.74 million cubic meters per day. This agreement allows AES Gener S.A. to transfer gas to Eléctrica Santiago at the same price and upon the other conditions agreed to by AES Gener S.A. and Sierra Chata, with the exception of a 1.5% fee charged by AES Gener S.A. for the gas actually provided.

        Gas transportation agreement between Eléctrica Santiago and Transportadora del Gas del Norte, or TGN

        In 1997, Eléctrica Santiago entered into a 25-year firm take-or-pay gas transportation agreement with TGN for transportation from Neuquén to the Mendoza province in central Argentina. The contracted volume is 1.74 million cubic meters per day. To optimize the management of available gas and transportation, Eléctrica Santiago has entered into an agreement with Metrogas, the local gas distributor, as is detailed below.

        Gas transportation agreement between Eléctrica Santiago and GasAndes Chile and GasAndes Argentina

        In 1997, Eléctrica Santiago entered into two 25-year firm take-or-pay gas transportation agreements with GasAndes Chile and GasAndes Argentina for the Chilean and Argentine portions of the pipeline, respectively. The contracted volume under each contract is 1.74 million cubic meters per day, transported from Mendoza to the Santiago Metropolitan Region. To optimize the management of available gas and transportation, Eléctrica Santiago has entered into an agreement with Metrogas, the local gas distributor as is detailed below.

        Gas transportation agreement between Eléctrica Santiago and Metrogas

        Eléctrica Santiago signed a take-or-pay gas transportation agreement with Metrogas, a local gas distributor. The volume under this agreement is 1.74 million cubic meters per day and covers all the needs of Eléctrica Santiago for the Nueva Renca plant. The agreement provides for transportation in the Metropolitan Region of Santiago from City Gate 2, which is the property of GasAndes, to the Nueva Renca plant, which is the property of Eléctrica Santiago.

        Second gas transportation agreement among Eléctrica Santiago and GasAndes Chile and GasAndes Argentina

        In 1995, AES Gener S.A. entered into a 25-year firm take-or-pay gas transportation agreement with GasAndes Chile and GasAndes Argentina. Both agreements commenced in August 2003. During 2003, AES Gener, GasAndes Chile and GasAndes Argentina amended the agreement. AES Gener S.A. was authorized to reduce the volume of gas transported and to assign the contract to its subsidiary, Eléctrica Santiago. On December 9, 2003, AES Gener S.A. exercised the assignment right. It is anticipated that the assignment will be finalized during the first quarter of 2004, when the permits are obtained. The contracted volume is 50,000 cubic meters per day initially, increasing up to 770 thousands cubic meters per day in 2007, to be used in the Renca gas plant after its conversion. This contracted volume will remain until the expiration of the contract in 2028.

        Gas supply agreement and gas transportation agreement between Eléctrica Santiago and Metrogas

        In order to optimize gas supply and transportation for the seasonal requirements of electricity generation, a take-or-pay gas sale and transportation agreement was executed by Eléctrica Santiago and Metrogas. This agreement provides for a volume of 160,000 cubic meters per day, which is approximately 9% of the gas and transportation contracted by Eléctrica Santiago. The agreement provides Eléctrica Santiago with an option to re-buy the volume sold.

        Take-or-pay natural gas supply contract between TermoAndes and YPF S.A., Tecpetrol S.A., Ledesma S.A.I.I., Compañía General de Combustibles S.A. and Mobil Argentina S.A.

        In January 1999, TermoAndes entered into a 12-year gas supply agreement with YPF, Tecpetrol, Ledesma, CGC and Mobil. The contracted base capacity is an average of 2.375 million cubic meters per day, and TermoAndes has the option to increase or decrease the contracted capacity by 10%. Given that the plant's current level of gas consumption is less than the contracted level, we have exercised this option, reducing contracted capacity by 10%. The contract establishes an 80% take-or-pay obligation that is applied to 95% of the monthly contracted capacity. The take-or-pay contract may be suspended up to 35 days per year during maintenance periods. TermoAndes is able to recover the gas that is paid for but not consumed during the contract term, and for up to two years after the termination date. During 2002 and 2003, payments made under this agreement amounted to US$6.0 million and US$7.0 million, respectively. As of December 31, 2003, the accumulated take-or-pay provisions were approximately US$12.6 million.

        Gas transportation contract between TermoAndes and Transportadora del Gas del Norte

        In January 1998, TermoAndes entered into a 17-year gas transportation contract with TGN that includes a five-year extension. The daily contracted volume is 2,800 million cubic meters as of January 1999. The base price is the "Enargas tariff", plus an additional US$0.033383 per cubic meter for firm capacity reserved. Payments under this contract amounted to US$2.0 million in 2002 and 2003.

        Power purchase agreement between TermoAndes and AES Gener S.A.

        In January 1997, we entered into a power purchase agreement with TermoAndes, which was modified on June 26, 1998, pursuant to which we purchase 100% of TermoAndes' electrical capacity and energy. The power purchase agreement provides for a minimum monthly payment in amounts sufficient to cover, among other things, the payment of interest and amortization of the US$257 million notes issued by TermoAndes and InterAndes and their fixed and variable costs. The payment of the notes is guaranteed by all of TermoAndes' and InterAndes' assets. Furthermore, TermoAndes has collaterally assigned its interest under the power purchase agreement to the bank arranging the issuance of the notes, Deutsche Bank A.G. New York. AES Gener S.A. has consented to such assignment and has assumed certain other obligations related to the power purchase agreement in favor of the bank and the noteholders. The amounts paid by AES Gener under the power purchase agreement since entering into the agreement amounted to US$16.4 million for the period covering June 1999 to December 1999, US$69.7 million for 2000, US$70.3 million for 2001, US$59.6 million for 2002 and US$65.2 million for 2003.

        Third-Party Guarantees

        As mentioned in note 25 to our audited consolidated financial statements, as of December 31, 2003, AES Gener S.A. is a guarantor of the timely payment of 15% of the capital and interest related to the loan granted to Gasoducto GasAndes S.A. and Gasoducto GasAndes Argentina S.A., by the bank Bilbao Vizcaya Argentaria (España) S.A. The amount guaranteed by us under the Gasoducto GasAndes Argentina S.A. portion of the loan totaled Ch$2,850 million (US$4.8 million). The guarantee matures in March 2006, together with the principal amount of the loan, US$32.0 million of which was outstanding on December 31, 2003. In addition, we gave a negative pledge over our shares in Gasoducto GasAndes S.A. (Chile) in favor of the lenders, for the same term of the credit agreement that amounts to US$136 million ending on 2011.

F. Tabular Disclosure of Contractual Obligations

	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in millions of Ch$)
Contractual Obligations (1)
Long Term Debt Obligations (2)	738,897	46,235	630,879	43,821	17,962
Purchase Obligations (3)	552,580	35,420	94,571	100,926	321,663
Other Long Term Liabilities (4)	20,221	5,883	14,338	—	—

Total	1,311,698	87,538	739,788	144,747	339,625

(1)
We do not have any material operating or capital lease obligations.
(2)
Includes Chivor's syndicated loan, AES Gener S.A.'s convertible notes, AES Gener S.A.'s Yankee notes, TermoAndes' and InterAndes' notes and Energía Verde's bank credit facility.
(3)
Includes all gas supply and transportation agreements of Eléctrica Santiago and TermoAndes.
(4)
Includes Norgener's credit supplier.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

        We are managed by our board of directors, which in accordance with our by-laws, is comprised of seven regular directors and seven alternate directors who are elected at an annual regular shareholders' meeting. The entire board of directors is elected every three years. Our board of directors as of December 31, 2003 was elected during our ordinary shareholders' meeting held in April 2003. If a vacancy occurs, the board of directors may elect a temporary director to fill the vacancy until the next regularly scheduled meeting of shareholders, at which time the entire board of directors will be elected or re-elected. Regularly scheduled meetings of the board of directors are held once a month, while extraordinary meetings are convened when called by the chairman, requested by any other director with the assent of the chairman or requested by a majority of the directors.

        During the extraordinary shareholders' meeting held on February 5, 2001, it was decided that members of the board of directors would no longer be paid any compensation, with the exception of members of the executive committee. Directors are prohibited from borrowing or otherwise making use of corporate funds or assets for their own benefit, unless previously approved by the board of directors. There is no requirement for directors to hold any of our shares, and there is no age limit established for the retirement of directors.

        The table below sets forth, as of December 31, 2003, our regular directors, their names and ages, their position with our company, the dates of their initial appointment as directors, the expiration dates of their terms and their principal occupation or employment. There is no family relationship between any of the persons listed in the chart below.

AES Gener S.A. Board of Directors as of December 31, 2003

Name (age)	Position	Current Position Held Since	Term Expires	Principal Occupation or Employment
Joseph Brandt (39)	Chairman	2002	2006	Executive Vice-President and Chief Operating Officer, The AES Corporation
Andrés Gluski (45)	Director	2003	2006	Senior Vice-President, The AES Corporation
Erik Lukau (33)	Director	2003	2006	Asst. General Counsel—Special Projects, The AES Corporation
Eduardo Dutrey (43)	Director	2003	2006	Vice-President, The AES Corporation
Javier Giorgio (33)	Director	2002	2006	Generation Manager, AES Andes
Daniel Yarur (47)	Director	2001	2006	Director of BCI, Invertec and SQM
René Cortázar(51)	Director	2001	2006	Director of ICARE, Entel and Moneda Asset

        Joseph Brandt, Andrés Gluski, Erik Luckau and Eduardo Dutrey are currently officers or employees of The AES Corporation. Javier Giorgio is an officer of one of The AES Corporation's subsidiaries. Daniel Yarur and René Cortázar are not affiliated with us or The AES Corporation.

        Joseph Brandt:    Mr. Brandt holds a Juris Doctorate from the Georgetown University Law Center, a Master of Arts from the University of Virginia and a Bachelor of Arts from George Mason University, and was a Fulbright Scholar at the University of Helsinki, Finland. He is currently Executive Vice President, Chief Operating Officer of Integrated Utilities and Chief Restructuring Officer of The AES Corporation. From January 2002 to February 2003, Mr. Brandt was President and Group Manager for AES Andes, covering AES business interests in Argentina. From 1998 to 2002, Mr. Brandt held various corporate and development positions with AES. Prior to joining AES, Mr. Brandt was an Investment Analyst & Portfolio Manager at McGinnis Advisors in San Antonio, Texas. He also held positions at the Washington, D.C. law firm, Latham & Watkins, and at the University of Santa Clara, California.

        Andrés Gluski:    Mr. Gluski received an undergraduate degree in Economics from Wake Forest University and earned a Master's and a Ph.D. in Economics and International Finance from the University of Virginia. He is currently President of Electricidad de Caracas, a subsidiary of The AES Corporation. He was Chief Executive Officer of AES Gener S.A. from January 2001 to August 2001 and acted as Executive President of AES Gener S.A. from August 2001 to April 2002. Prior to joining AES Gener, he was Executive Vice President of Shared Services at a subsidiary of The AES Corporation, Grupo EDC for C.A. La Electricidad de Caracas and Corporación EDC. He has also served as Executive Vice President of Banco de Venezuela, Grupo Santander; Executive Vice President of Finance at the Venezuelan national telephone company, CANTV; Economist at the International Monetary Fund; Director General of Public Finance at the Venezuelan Ministry of Finance and Principal Director of the Venezuelan Investment Fund.

        Erik Luckau:    Mr. Luckau has held the position of Assistant General Counsel with The AES Corporation since 2001. He is currently Assistant General Counsel—Special Projects. Prior to that, he was an attorney with the law firm of Shearman & Sterling LLP. Mr. Luckau received a JD from the Georgetown University Law Center and a BBA from the University of Kentucky.

        Eduardo Dutrey:    Mr. Dutrey received his degree in electromechanical engineering from the University of Buenos Aires and an MBA from Dartmouth College. Mr. Dutrey joined The AES Corporation in February 2000 as Chief Executive Officer for AES Juramento, and, in August 2000, he became Chief Executive Officer for AES Alicura. In May 2003, he was appointed group manager of the AES Andes group in Argentina. Prior to joining The AES Corporation, he was Chief of Investor Relations for Repsol YPF.

        Javier Giorgio:    Mr. Giorgio is an electric engineer who received his degree from Universidad Tecnológica Nacional in Argentina as well as an MBA from Universidad del CEMA (Centro de Estudios Macroeconómicos de Argentina) in Argentina. He has 13 years of experience in the electric sector. He is currently Chief Executive Officer of AES Andes Generación, which includes all the generation companies of The AES Corporation in Argentina. At The AES Corporation, he previously worked as General Manager of our subsidiary TermoAndes, as commercial manager of distribution companies and as a project developer. He is also on the board of directors of several companies in Argentina that are a part of The AES Corporation.

        Daniel Yarur:    Mr. Yarur received his degree in Systems Engineering and Accounting from the University of Chile. He also received a Masters of Science in Finance from The London School of Economics and completed the Advanced Management Program at Harvard University. Mr. Yarur was our former Superintendente de Valores y Seguros (Superintendent of Securities and Insurance) from March 1994 to March 2000.

        René Cortázar:    Mr. Cortázar received his degree in Commercial Engineering from the Pontificia Catholic University of Chile. He received his Ph.D. in Economics from The Massachusetts Institute of Technology. Mr. Cortázar was the Chilean Labor Minister between

1990 and 1994 and the General Manager of Televisión Nacional de Chile until 2000. He is currently President of the Latin American Economic Research Corporation and is a director of the Empresa Nacional de Telecomunicaciones S.A. and CorpBanca S.A.

Executive Officers

        Our executive officers are appointed by the board of directors and hold office at the board's discretion. There is no family relationship between any of the persons listed in this chart.

        As of December 31, 2003, our executive officers were as follows:

Name (age)	Position	Current Position Held Since	Number of Years with AES Gener
Felipe Cerón (43)	Chief Executive Officer	2001	4
Francisco Castro (34)	Chief Financial Officer	2002	10
Juan Carlos Olmedo (42)	Commercial Manager	2002	16
Juan Ricardo Inostroza (44)	Development & Regulation Manager	2002	2
Enio Belmonte (57)	Operations Manager	2002	29
María Francisca Cea (37)	General Counsel	2001	6
María Teresa Bravo (36)	Communications Manager	2001	10

        The following biographies provide certain information about our executive officers.

        Felipe Cerón has been our Chief Executive Officer since September 2001. Prior to this appointment, Mr. Cerón served as Chief Chilean Power Officer from 1999 to 2001, Chief Executive Officer of Santiago's International Airport from 1998 to 1999, Chief Executive Officer of Central Puerto (Argentina) from 1995 to 1998 and Chief Executive Officer of Guacolda from 1993 to 1995. Mr. Cerón received an undergraduate degree in Civil Industrial Engineering from the Pontificia Catholic University of Chile and a Master of Science in Accounting and Finance from The London School of Economics.

        Francisco Castro received his degree in Civil Industrial Engineering from the Pontificia Catholic University of Chile and joined AES Gener in 1994. Since February 2002, he has acted as our Chief Financial Officer. From February 2001 to February 2002, he was Finance Manager and previously acted as AES Gener's Treasurer from January 1999 to February 2001.

        Juan Carlos Olmedo received his degree in Civil Industrial Engineering from the Pontificia Catholic University of Chile as well as an MBA from the Adolfo Ibañez University. He joined AES Gener in 1988. Since October 2002, he has acted as the Commercial Division Manager. He has held previous positions in AES Gener in the commercial area, including Director of Cordillera Plants from May 2001 to October 2002 and Commercial Manager of Non-Affiliate Operations from September 1996 to May 2001.

        Juan Ricardo Inostroza received his degree in Civil Electrical Engineering from the University of Chile. He was appointed as Manager of Regulation and Development in October 2002. He has worked for AES Gener, including appointments in equity-method investees, since 1986. His previous positions include Chief Executive Officer of Energén S.A. (March 2000 to October 2002), Commercial Manager of Central Puerto (December 1995 to March 2000), Assistant Commercial Manager of Guacolda (February 1994 to December 1995) and Commercial Manager of Non-Affiliate Operations (January 1990 to February 1994).

        Enio Belmonte received his degree in Civil Mechanical Engineering from Federico Santa María University. He has been with AES Gener since 1974, holding various positions in AES Gener's production area, including Production Manager of Eléctrica Santiago from

November 1997 to November 2002, Production Manager of Norgener from July 1995 to November 1997 and Technical Manager of Thermoelectric Plants from October 1992 to July 1995. He was appointed Operating Manager in October 2002.

        María Francisca Cea is an attorney who received her degree from the Pontificia Catholic University of Chile. She joined AES Gener in 1998 as an attorney in the Legal Corporate Management department. Since July 2001, she has acted as AES Gener S.A.'s General Counsel.

        María Teresa Bravo is a journalist who graduated from the Pontificia Catholic University of Chile. She joined AES Gener in 1994 working in the Labor Relations Department. In 1999, she began working as Journalist of Communications in the Division of Corporate Management of Human Resources and Communications. Since March 2001, she has held the post of AES Gener Communications Manager.

B. Compensation

        For the year ended December 31, 2003, we paid an aggregate compensation of Ch$955 million to our executive officers and deputy officers, including bonuses based on performance and corporate earnings, which are also granted to some of our other employees.

        In accordance with our by-laws, our board of directors does not receive compensation. However, members of our Board Committee who are not employees of the AES Corporation receive compensation of UF160 per month, which is equivalent to approximately US$4,559 per month, and was determined at the shareholders' meeting that was held in April 2003. In addition, US$25,000 was approved as part of the annual budget, which was not used in 2003. The table below shows compensation paid to members of our Board Committee as of December 31, 2003, in thousands of Chilean pesos:

Board Committee Compensation	2003
René Cortázar Sanz	29,174
Daniel Yarur Elsaca	29,174

Total	58,348

C. Board Practices

        Management of our business is vested in the board of directors. Our by-laws provide that shareholders elect seven regular directors and an equal number of alternate directors. Alternate directors can only replace the regular directors for whose position they have been appointed and are authorized to serve on the board of directors in place of those directors who are unable to attend a meeting. Directors and alternate directors are elected at the annual shareholders' meeting for terms of three years. At present, there are no service contracts between any of the directors and AES Gener S.A. providing for benefits upon termination of employment. The legal responsibilities of each board member are established in accordance with the Chilean Corporations Law.

Committee of the Board of Directors

        Our board of directors has a board committee that is composed of three board members. As of December 31, 2003, the directors serving on AES Gener's board committee were René Cortázar, Daniel Yarur and Eduardo Dutrey. Mr. Yarur is the President of the board committee, which has the following duties:

  (1)
  to review external audit reports, the balance sheet and other financial statements presented by our administrators and liquidators, and to make a declaration regarding such reports and financial statements prior to their submission to the shareholders for approval;

  (2)
  to propose to the board of directors the names of independent auditors and credit rating agencies that will be submitted for approval at the annual shareholders' meeting;

  (3)
  to review information in connection with transactions with related parties and provide a report regarding such, as required in certain defined cases;

  (4)
  to review the salary system and compensation plan for officers and senior management; and

  (5)
  to perform any other responsibility entrusted to the board committee by the by-laws, the shareholders meeting or the board of directors.

        Our board of directors has determined that Mr. Daniel Yarur Elsaca and Mr. René Cortázar Sánz, both members of our board committee, meet the requirements of an "audit committee financial expert", as defined by the Securities and Exchange Commission, or SEC.

D. Employees

        We had 446 employees as of December 31, 2003. The table below details the number of individuals employed by us and each existing subsidiary as of December 31, 2003. The country in which the company is located is also indicated.

	2003	2002	2001
AES Gener S.A. (Chile)
Executives	13	11	18
Professionals	82	69	79
Technicians and administrative staff	110	114	122

TOTAL	205	194	219

Subsidiaries
Chivor (Colombia)	70	70	89
Ecogener (Chile)			12
Eléctrica Santiago (Chile)	12	9	10
Energía Verde (Chile)	70	66	74
Explotaciones Sanitarias (Chile)			13
Norgener (Chile)	47	44	43
OilGener Argentina (Argentina)			9
TermoAndes (Argentina)	42	38	39

Total Subsidiaries	241	227	289
TOTAL	446	421	508

        Labor relations for employees are governed by collective bargaining agreements executed separately by each of AES Gener S.A. and its consolidated subsidiaries with their employees. These collective bargaining agreements establish compensation levels and other benefits.

  •
  AES Gener S.A. is party to two collective bargaining agreements that were signed in October 2003 and November 2003. These collective bargaining agreements encompass 60% of all workers at the AES Gener S.A. level and will expire in December 2005 and April 2006, respectively. AES Gener S.A.'s current collective bargaining agreements provide for profit-sharing and performance bonuses.

  •
  Norgener's existing collective bargaining agreement was executed in July 2001 and will expire in June 2004. We expect to renegotiate its terms and enter into a new agreement prior to the expiration of the current agreement.

  •
  Chivor's current collective bargaining agreement was set to expire in March 2003. During 2003, negotiations with the Chivor labor union were conducted in order to reach an agreement regarding Chivor's collective bargaining agreement to be in force for the upcoming years. Since no agreement was reached, an arbitration panel was convened and a ruling was issued on December 12, 2003. However, the Chivor labor union appealed such ruling before the Supreme Court, and a decision on such matter is expected to be issued within the next few months. Once a decision is issued, the effects of such decision will be applied retroactively to the agreement's original expiration date.

E. Share Ownership

        None of our directors or executive officers owns AES Gener shares. For more information see "Item 7. Major Shareholders and Related Party Transactions".

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

        Our sole outstanding equity security is shares of our common stock. The following table sets forth certain information concerning ownership of AES Gener S.A.'s common stock as of December 31, 2003, with respect to the 12 shareholders known to us to have the highest level of ownership participation in the outstanding common stock, and for all of our directors and executive officers as a group. Shareholder information is derived from our records and reports filed by certain of the parties named below with the SVS and the Chilean Stock Exchanges.

Shareholders	Number of Shares of Common Stock Held of Record	Percentage Ownership of Common Stock
Inversiones Cachagua Limitada	5,596,329,349	98.65%
Banchile Corredores de Bolsa S.A.	4,251,390	0.07%
Bolsa de Comercio de Stgo Bolsa de Valores	3,761,756	0.07%
Francisco Ebel Vial	3,100,000	0.05%
Santander Investment S.A., Corredores de Bolsa	2,532,157	0.04%
Ugarte y Cía. Corredores de Bolsa	2,301,815	0.04%
Finanzas y Negocios S.A. Corredores de Bolsa	2,260,261	0.04%
Sucesión Ricardo Contreras Fischer	1,723,091	0.03%
Larraín Vial S.A. Corredores de Bolsa	1,681,881	0.03%
Yrarrázabal y Cía. Corredores de Bolsa	1,595,339	0.03%
Valenzuela Lafourcade S.A. Corredores de Bolsa	1,433,296	0.03%
Tanner Corredores de Bolsa S.A.	1,332,049	0.03%
Directors and Executive Officers as a group	0	0.00%

        There are no special voting rights applicable to our major shareholders.

        As of December 31, 2003, the main shareholder of AES Gener S.A., with 98.65% of AES Gener's outstanding common stock, was Cachagua, a wholly owned subsidiary of The AES Corporation. The remaining 1.35% of AES Gener's outstanding common stock is owned by certain minority investors. As of December 31, 2003, we have no outstanding shares held in the United States.

Significant Changes in Ownership by Major Shareholders

Our Acquisition by The AES Corporation

        On November 3, 2000, The AES Corporation, through its subsidiary Cachagua, announced a tender offer for 61.57% of our outstanding shares in Chile for cash, as well a tender offer for all of our American Depositary Shares, or ADSs, for The AES Corporation's shares. The purchase price for the offer was US$16.50 per ADS, or its equivalent in Chilean pesos per common share.

        On November 28, 2000, The AES Corporation entered into an agreement with Total, pursuant to which The AES Corporation agreed to cause us to sell to Total all of our Argentine assets and certain other interests for a total of US$657.5 million, if The AES Corporation succeeded in its tender offer.

        On December 28, 2000, The AES Corporation acquired 61.11% of our total capital for the Chilean peso equivalent of US$841.2 million and effectively assumed control of us. On January 9, 2001, The AES Corporation acquired an additional 34.56% of us for a total purchase price of US$475.6 million in the form of The AES Corporation's common stock. On February 28, 2001, The AES Corporation acquired 2.87% of us for a total purchase price of US$38 million by purchasing our shares on the Santiago Stock Exchange. In December 2001, The AES Corporation acquired an additional 0.11% of our shares for a purchase price of US$1.2 million. At that time, the total aggregate value for the acquisition of 98.65% of AES Gener was US$1,356 million. The AES Corporation is currently the owner of 98.65% of AES Gener through its wholly owned subsidiary, Cachagua.

        On March 2, 2001, we provided Total with an option to purchase all of our Argentine Operations, which, as of March 2, 2001, included Hidroneuquén S.A., or Hidroneuquén, InterAndes, TermoAndes, Central Puerto, and certain of our minor projects in Argentina. Under the terms of the agreement, Total or any of its subsidiaries could purchase any combination of the companies. On July 27, 2001, Total exercised its option to buy our 63.94% interest in Central Puerto for approximately US$255 million in cash. On September 21, 2001, Total exercised its option to buy our 70.02% interest in Hidroneuquén for approximately US$72.45 million in cash. On November 1, 2001, however, Total declined to exercise its option to buy our ownership interest in TermoAndes and InterAndes.

B. Related Party Transactions

        In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in note 23 to our audited consolidated financial statements included in Item 18. Article 89 of the Chilean Corporations Law requires that companies' transactions with related parties be conducted on an arm's-length basis, at terms similar to those customarily prevailing in the market. A company must identify all related party transactions that have occurred in the preceding period at its next ordinary annual shareholders' meeting. Directors and executive officers that violate Article 89 are liable for damages. We are required to compare the terms of any such transaction with those prevailing in the market on the date of the transaction.

        In addition, Article 44 of the Chilean Corporations Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved only when the board of directors has previously been informed and has approved of such director's interest and the terms of such transaction are similar to those prevailing in the market. In accordance with Chilean law, an interested director must refrain from voting on such a transaction under certain circumstances. If the board of directors cannot reach such a judgment, it may appoint two independent valuators or appraisers. The final conclusions of such valuators or appraisers must be made available to shareholders and directors for a period of 20 business days, during which time shareholders representing 5% or more of the issued voting shares may request that the board call a shareholders' meeting to resolve the matter. All transactions by related parties (Articles 44 and 89) must be evaluated by the executive committee before they receive board approval. All resolutions approving such transactions must be reported to the company's shareholders at the next annual shareholders' meeting. Violations of this provision may result in administrative, criminal or civil liability to the corporation, the shareholders and/or third parties who suffer losses as a result of such violation. We believe that we have complied with the requirements of Article 89 and Article 44 in all transactions with related parties.

        On February 28, 2001, we signed a mercantile account agreement with Cachagua, whose balance in its current account is adjusted in U.S. dollars and accrues interests at 30-day LIBOR plus spread. On May 15, 2003, Cachagua pledged the shares of AES Gener S.A. that it owns in our favor to guarantee the timely and complete payment of the mercantile account. Cachagua may not to place any lien, divest, use, hold acts or subscribe any contracts over the pledged shares. This pledge also included an extension of Cachagua's rights to receive dividends, which is applied to the receivable balance. Additionally, on May 15, 2003, the interest rate was modified to 10% annually. As part of our proposed financial recapitalization, Cachagua is scheduled to pay US$297,954,861.24 due to us as full payment under the mercantile account.

        In February 2003, two power purchase agreements, for Energía Verde's Laja and Constitución plants, were renewed with AES Gener S.A. In addition, a new power purchase agreement for the Mostazal plant was entered into between Energía Verde and AES Gener S.A. In December 2003, the board of directors of both AES Gener S.A. and Eléctrica Santiago approved the transfer from AES Gener to Eléctrica Santiago of the 100MW Renca plant and properties for US$26.3 million. This agreement was executed in February 2004.

C. Interests of Experts and Counsel

None.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

        See "Item 18. Financial Statements" for a list of the financial statements filed with this document.

Legal Proceedings

        As of December 31, 2003, we were involved in certain legal proceedings customary to the normal conduct of our business. The most important proceedings are summarized as follows:

  •
  The Public Emergency Law and supplementary regulations issued by the Argentine government in early 2002 converted into pesos, or pesified, all obligations and private contracts by Argentine persons entered into in U.S. dollars as of January 6, 2002, at the exchange rate of Arg$1.00 per U.S. dollar. They also established that such obligations and contracts are to be adjusted by the CER, published by the Argentine Central Bank. TermoAndes has made payments to suppliers without adjustments by the CER, which has not been invoiced by the gas suppliers. During 2002, TermoAndes' gas and transportation service providers requested the redollarization of TermoAndes' gas supply and gas transport contracts by the regulatory authorities, citing decrees which state that the Public Emergency Law does not apply to gas export contracts or gas transportation for gas exports or electricity exports. TermoAndes responded to these requests by explaining that it is an Argentine generation company and that all gas purchased by the company is consumed in Argentina and is not intended for export. On August 20, 2003, Enargas issued a preliminary injunction in favor of TermoAndes ordering its natural gas transportation service provider, TGN, to supply the requested service and to invoice TermoAndes for such service in Argentine pesos. The injunction was appealed by TGN, but no further ruling has been issued by Enargas. On January 30, 2004, the consortium of gas suppliers composed of Tecpetrol S.A., Mobil Argentina S.A. and Compañía General de Combustibles S.A. presented a demand for arbitration at the ICC requesting the redollarization of the gas price. TermoAndes intends to respond to this demand by submitting a counterdemand to the ICC within the 30-day period allowed under the ICC rules.

  •
  In December 1999, AES Gener S.A. filed a lawsuit for Ch$5,445 million against Hidroeléctrica Guardia Vieja S.A. and Hidroeléctrica Aconcagua S.A., or HGV-HASA, for their default in performance under an energy and capacity sales contract. As of December 31, 2003, the corresponding amount, including interest and readjustments, was Ch$8,728 million. The court accepted our claims and the defendants were ordered to perform under the contract. On December 14, 2001, the lower court issued a decision which was consistent with our filing and ordered the modification of the "Sales Agreement of Electric Power and Capacity and Others" between AES Gener S.A. and HGV-HASA, dated November 2, 1993. This decision, based on the amendments made to the agreement, ordered the re-liquidation of invoices exchanged between the parties from April 1998 through the date of definitive compliance with the decision, all in accordance with the rules established therein. The defendants filed an extraordinary claim and a nullity recourse appeal due to formal defects before the Santiago Appeals Court. The nullity recourse appeal is still pending. Based on the lower court's acceptance of our lawsuit in 2001, we recorded a portion of the gain contingency as income of Ch$2,940 million. We believe that the pending nullity recourse appeal will likely be rejected due to its extraordinary features.

  •
  On May 24, 2002, we were served with a lawsuit by Bankers Trust International Corporation (Delaware) Inc., as trustee in the bankruptcy of Cordex Petroleums Inc., a company organized under the laws of Canada. The total amount of the lawsuit is US$8.7 million plus interest and legal fees. The lawsuit is based on our alleged collusion with the other defendant, Mr. Ralph Wilkerson, to breach contracts, incitement to breach contracts, fraud and incitement to infringe the fiduciary duties of Cordex Petroleums, Inc. The lawsuit, was filed in the Superior Court of Alberta, Judicial District of Calgary, Canada. On July 19, 2002, we submitted a motion claiming lack of jurisdiction of the Canadian Courts of Law. A hearing was originally set for February 6, 2003 but was suspended due to the plaintiff's delay in the presentation of an affidavit supporting its claim. In March 2003, the judge decided to accept the plaintiff's affidavit only for the purpose of amending its claim. On April 14, 2003, the plaintiff filed an appeal. The hearing was scheduled to take place on February 12, 2004. We believe that the jurisdiction motion should be resolved in our favor. We have not accrued a provision for the contingency.

  •
  Norgener and its customer, Minera Escondida Limitada, or Escondida, settled an arbitration proceeding related to a dispute regarding the interpretation and performance of the terms of two power supply agreements entered into between Norgener and Escondida on June 30, 1993 and November 20, 1994, respectively. The settlement required Norgener and Escondida to enter into an agreement, which is subject to board approval by both companies, as described below. Escondida claimed nullity of the price adjustment clauses in both agreements, seeks termination of both agreements on the basis of a breach of contract by Norgener and requests authorization to assign the agreements to a subsidiary. The arbitrator was appointed on October 25, 2002. Subsequently, on November 14, 2002, the parties agreed on the terms of the procedures to be followed, and the lawsuit was filed accordingly on December 9, 2002. On January 8, 2003, Norgener responded to the lawsuit by filing a counterclaim against Escondida for damages caused as a result of Escondida's breach of contract with respect to certain obligations under the second agreement. Subsequently, in April 2003, the arbitrator issued an order to produce evidence establishing the facts stipulated to by the parties, and thereby initiated the trial period. The arbitrator established a settlement period that remains in effect to date. During the settlement period, the parties have held meetings and exchanged preliminary offers and counteroffers. In addition, a preliminary agreement was reached on December 5, 2003, which will have to be confirmed by each party's board of directors. If the parties are unable to reach an agreement, the arbitrator will issue a resolution and initiate a trial period equal to 20 business days, which commences six business days from notification of the resolution. On February 16, 2004, Norgener and Escondida entered into an agreement that consists of (i) a decrease in price for both supply contracts effective July 2004 and an upfront indemnification payment to us of US$40 million, (ii) the extension of the current contracts for an amount covering 172 MW until 2015 and (iii) the execution of a new contract of 80 MW beginning 2004 and expiring in 2015. This agreement must be approved by both our board of directors and Escondida's board of directors, which we expect to occur in the first quarter of 2004 and is conditioned upon the completion of our proposed recapitalization plan. In the event that board approvals are not obtained, or if we do not complete our proposed recapitalization plan, the arbitration proceedings will be reinstated. We believe that these agreements will not change the net present value of the original contracts.

  •
  In December 2002, the CSEC formulated charges against all members of the Economic Load Dispatch Center for the SIC, or the CDEC-SIC, related to a system blackout that occurred in September 2002. On January 24, 2003, AES Gener S.A., Eléctrica Santiago and Guacolda submitted responses to the charges. On August 20, 2003, in addition to applying fines to those companies found to have direct responsibility for the blackout, the CSEC also fined all members of the CDEC-SIC for alleged lack of coordination among CDEC members. We were fined 1,500 Annual Tax Units, or approximately US$901,485 as of December 31, 2003, our subsidiary Eléctrica Santiago and our equity-method investee Guacolda were both fined 1,000 Annual Tax Units, or approximately US$600,990 as of December 31, 2003. We, Eléctrica Santiago and Guacolda all filed appeals before the CSEC but no ruling has been issued. AES Gener S.A, Eléctrica Santiago and Guacolda accrued a provision for this contingency in the amount of Ch$312 million. Additionally, on February 21, 2003, the CSEC formulated charges against all members of the CDEC-SIC related to a system blackout that occurred on January 13, 2003. AES Gener S.A., Eléctrica Santiago and Guacolda submitted responses to the charges, and no fines have been applied by the CSEC to date. Another system-wide blackout occurred in the SIC on November 7, 2003, but no charges have been issued by the CSEC to date.

        For further details concerning these and other contingencies, see note 25 to our audited consolidated financial statements included in Item 18.

Dividend Policy

        Our dividend policy for each year is announced to our shareholders at our annual ordinary shareholders' meeting, including the policy intended to be followed by the board of directors for interim dividends for that year. At the meeting, shareholders consider and approve the final dividend proposed by the board of directors with respect to the prior year's earnings, and ratify the interim dividends previously declared and paid. As required by Chilean law, unless otherwise decided by all shareholders, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year, determined on a Chilean GAAP basis, unless and except to the extent to which, we have accumulated losses. Our board of directors may also distribute interim dividends based on net income projections, as long as there are no accumulated losses, and subject to directors' personal liability for any difference between the final annual net income and the aggregate interim dividend distributed during the year. It is our current dividend policy to distribute dividends equal to or in excess of the statutory minimum.

        In 2002, no dividends were paid on account of our losses in 2001. At the last ordinary shareholders' meeting held on April 29, 2003, dividends equal to 30% of adjusted consolidated net income for the year 2002 were declared, as required by Chilean law, and paid on May 19, 2003. On July 9, 2003, dividends equal to the remaining 70% of adjusted consolidated net income for 2002 were declared at an extraordinary shareholders' meeting and paid on August 5, 2003; however, all dividends owed to our immediate parent company, Cachagua, were used to pay amounts due to us under the mercantile account. On February 19, 2004, dividends equal to 100% of net income for the year ended December 31, 2003 and 50% of retained earnings were declared, and such dividend will be paid on February 27, 2004.

        Dividends are not price-level adjusted between the end of the preceding year and the declaration of the final dividend. The amount and timing of dividend payments are subject to revision from time to time and depend on revenues, costs, cash flow, capital requirements and market conditions. Any change in dividend policy would ordinarily be effective for dividends declared in the year following the adoption of the change. In addition, we must file a notice as to any such change of policy with Chilean regulatory authorities. Accordingly, a change in policy would become publicly available information.

        Some of our subsidiaries and equity-method investees are or may become parties to credit agreements containing restrictions on the payment of dividends. We cannot assure you that these contractual restrictions will not limit our ability to maintain our current dividend policy in the future.

        The following table sets forth the amounts of annual dividends, on a per share basis in nominal Chilean pesos, paid in each of the calendar years indicated. Information has been translated into U.S. dollars at the historical Observed Exchange Rates on the respective dates of payment of dividends.

			Per ADS
	Per Share
Year
	(Ch$)	(US$)	(US$)
1999	0.66	0.001	0.09
2000(1)	0.50	0.001	0.06
2001(2)	25.55	0.040	2.65
2002	0.00	0.000	0.00
2003(3)(4)	5.24	0.009	0.00
2004(5)	10.00	0.017	0.00

(1)
Interim dividends paid against net income projections.

(2)
Extraordinary dividends paid against retained earnings.

(3)
Two dividend payments were distributed on May 19 and August 5, 2003, equal to 100% of our net income for the year ended 2002.

(4)
Since April 2003, our ADR program has been closed.

(5)
A dividend payment will be distributed on February 27, 2004.

        Dividends are paid in pesos, and each investor must make his or her own arrangements to convert them into U.S. dollars and send them abroad.

B. Significant Changes

        We are not aware of any significant changes bearing upon our financial condition since the date of the audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A. Offer and Listing Details

        Shares of our common stock are traded on the Bolsa de Comercio de Santiago, Bolsa de Valores, or the Santiago Stock Exchange, the Bolsa Electrónica de Chile - Bolsa de Valores, or Electronic Stock Exchange, and the Bolsa de Corredores - Bolsa de Valores, or the Valparaiso Stock Exchange, which we jointly refer to as the Chilean Stock Exchanges under the symbol "GENER". In terms of volume, 89.60% of the transactions of our common stock are carried out on the Santiago Stock Exchange, while 9.88% are carried out on the Electronic Stock Exchange, and 0.52% are carried out on the Valparaíso Stock Exchange.

        The table below shows the quarterly high and low closing sale prices of our common stock as reported on the Santiago Stock Exchange for the indicated periods. The following information reflects actual historical amounts at the trade dates and has not been restated in constant pesos.

	Santiago Stock Exchange Per Share
				NYSE per ADS
Year ended December 31
	Share Volume	Low	High	Share Volume	Low	High
1999	1,213,843,464	85.0	160.0	21,651,300	13.0	22.3
2000	5,416,911,686	89.0	143.3	46,610,900	10.8	18.0
2001	225,035,160	91.0	159.0	—	—	—
2002	10,511,820	31.0	110.0	—	—	—
2003	68,713,417	31.0	120.0	—	—	—

2002
First Quarter	2,668,120	80.0	110.0	—	—	—
Second Quarter	1,297,554	66.0	82.0	—	—	—
Third Quarter	4,055,777	31.0	70.1	—	—	—
Fourth Quarter	2,490,369	45.0	57.0	—	—	—

2003
First Quarter	2,803,361	40.0	50.0	—	—	—
Second Quarter	35,294,999	28.6	70.0	—	—	—
Third Quarter	15,648,513	65.0	94.0	—	—	—
Fourth Quarter	14,966,544	89.0	120.0	—	—	—

Last Six Months
August 2003	7,424,725	65.0	82.0
September 2003	5,836,491	81.0	94.0	—	—	—
October 2003	10,694,884	90.0	120.0	—	—	—
November 2003	2,148,266	89.0	120.0	—	—	—
December 2003	2,123,394	93.4	110.0	—	—	—
January 2004	369,779	91.0	106.0	—	—	—

        As of December 31, 2003, the closing sale price for our common stock on the Santiago Stock Exchange was Ch$107.5 per share. As of December 31, 2003, the aggregate principal amount of Chilean convertible notes outstanding was US$476,638,900, which notes are exchangeable into approximately 2,161,627,664 shares of common stock. The current conversion price is US$0.2205 per share, or is equivalent to Ch$130.9 per share, as of December 31, 2003.

B. Plan of Distribution

        Not applicable.

C. The Chilean Stock Market: History and Description

        The Chilean securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States. The Santiago Stock Exchange, which is Chile's principal stock exchange, had a market capitalization of approximately US$86 billion as of December 31, 2003. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 46 shareholders. As of December 31, 2003, 239 companies were listed on the Santiago Stock Exchange, and the Santiago Stock Exchange accounted for approximately 76.5% of all amounts traded in Chile. The ten largest companies in terms of market capitalization represented, as of December 31, 2003, approximately 48.5% of the

Santiago Stock Exchange's aggregate market capitalization and, during 2003, accounted for approximately 58% of its total volume. During 2003, 12.6% of the companies listed on the Santiago Stock Exchange had their shares traded on an average of 90% of the Santiago Stock Exchange's trading days.

        Equity, closed-end funds, fixed-income securities, short-term and money market securities, gold, silver and U.S. dollars are traded on the Santiago Stock Exchange. In 1991, the Santiago Stock Exchange initiated a futures market with two instruments: U.S. dollars futures and Selective Share Price Index, or IPSA, futures. In 1994, the Santiago Stock Exchange initiated an option market. Securities are traded through an open voice auction system and an electronic auction system called Telepregon. Trading through the open voice system occurs each business day from 9:30 a.m. to 5:30 p.m. The electronic trading system operates between 9:00 a.m. and 9:25 a.m. on a pre-opening basis and for high volumes from 9:30 a.m. to 5:30 p.m.

        The three main share price indices for the Santiago Stock Exchange are the General Share Price Index, or the IGPA, the IPSA and the Inter-10, which corresponds with the 10 most active Chilean American Depositary Receipts, or ADRs, each quarter. The IGPA is calculated using the prices of 177 issues and is broken into five main sectors: banks and finance, farming and forest products, mining, industrials and miscellaneous. The IPSA is a major company index, which currently includes the most 40 active stocks on the Santiago Stock Exchange. Shares included in the IPSA are weighted according to the value of the shares traded and account for more than 68% of the entire market capitalization as of December 31, 2003. Our common stock is included in the IGPA.

        In addition to the Santiago Stock Exchange, the second largest stock exchange in Chile is the Chilean Electronic Stock Exchange created in 1989. The Chilean Electronic Stock Exchange is an electronic trading market created by certain banks and brokerage houses, the main feature of which is that all the transactions are made solely by electronic means. As of December 31, 2003, approximately 9.6% of the equity trading in Chile was conducted on the Chilean Electronic Stock Exchange. There are two main share prices indices for the Chilean Electronic Stock Exchange: the Global Index and the ADRIAN. The Global Index is comprised of the 42 shares most representative of the Chilean economy, which are integrated by four industrial sectors: electricity, services, industry and natural resources. Our common stock is also included in the Global Index. Less than 1% of the equity securities in Chile are traded on the Valparaíso Stock Exchange.

        Shares of our common stock were traded in the United States on the New York Stock Exchange in the form of American Depositary Shares, or ADSs, from July 1994 until January 2001. After an exchange offer made by The AES Corporation, our ADSs were delisted from the New York Stock Exchange because the number of publicly held shares was less than 600,000. In April 2003, all remaining ADSs were converted and sold on the Santiago Stock Exchange.

D. Selling Shareholder

        Not applicable.

E. Dilution

        Not applicable.

F. Expenses of the Issue

        Not applicable.

Item 10. Additional Information

A. Share Capital

        Not applicable.

B. Memorandum and Articles of Association

General

        Shareholders' rights in Chilean corporations are governed by each corporation's estatutos, or by-laws, which effectively serve the purpose of both the certificate of incorporation and the by-laws of a company incorporated in the United States, and by the Chilean Corporations Law.

        Article 137 of the Chilean Corporations Law provides that all provisions of the Chilean Corporations Law take precedence over any contrary provision in a corporation's estatutos. Both the Chilean Corporations Law and our estatutos provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in its capacity as such are to be brought in Chile in the form of arbitration proceedings, notwithstanding the plaintiff's right to submit the action to the ordinary courts of Chile.

        The Chilean securities markets are principally regulated by the SVS under the Chilean Securities Market Law and the Chilean Corporations Law. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation and protection of minority investors. The Chilean Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Corporations Law sets forth the rules and requirements for establishing open stock (publicly-held) corporations, while eliminating government supervision of closed (privately-held) companies. Open stock corporations are those with 500 or more shareholders or companies in which 100 or more shareholders own at least 10% of the subscribed capital, excluding all shareholders which directly or indirectly own more than such 10%, and all other companies that are voluntarily registered in the Securities Registry of the SVS.

Registration and Corporate Purpose

        We are a sociedad anónima abierta, or an open stock corporation, organized by means of an escritura publica, or public deed, dated June 19, 1981. Our by-laws were approved by the SVS by Resolution No. 410-S, dated July 17, 1981 and published in the Official Gazette No. 31,023 on July 23, 1981. It was recorded in Page 13,107, No. 7,274 of Santiago's Registry of Commerce in 1981.

        As established in our by-laws, our principal objective is to exploit the generation, transmission, purchase, distribution and sale of electricity or any other kind of energy, although the by-laws authorize other business activities such as fuel marketing and sales, project engineering services, and port services, among others. As demonstrated by the divestiture of our non-electricity assets in recent years, we have refocused primarily on electricity generation in Chile as our core business activity.

Ownership Restrictions

        Under Article 12 of the Chilean Securities Market Law and the regulations of the SVS, shareholders of open stock corporations, such as ours, are required to report the following to the SVS and the Chilean Stock Exchanges:

  •
  any direct or indirect acquisition or sale of shares that results in the holder's acquiring or ceasing to own, directly or indirectly, 10.0% or more of an open stock corporation's share capital; and

  •
  any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10.0% or more of an open stock corporation's capital or if made by a director, liquidator, executive officer, general manager or manager of such corporation.

        In addition, majority shareholders must state in their report whether their purpose is to acquire control of the company or to make a financial investment.

        Under Article 54 of the Chilean Securities Market Law and the regulations of the SVS, persons or entities intending to acquire control, directly or indirectly, of a publicly traded company, regardless of the acquisition vehicle or procedure, and including acquisitions made through direct subscriptions or private transactions, are also required to inform the public of such acquisition of control at least 10 business days before the date on which the transaction is to be completed, but, in any case, as soon as negotiations regarding the change of control begin (i.e., when information and documents concerning the target are delivered to the potential acquiror), through a filing with the SVS, the stock exchanges where the target is listed and the companies controlled by and that control the target and through a notice published in two Chilean newspapers which must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations.

        Prior to such publication, a written communication to such effect must be sent to the target corporation, to the controlling corporation, to the corporations controlled by the target corporation, to the SVS and to the Chilean stock exchanges on which the securities are listed.

        In addition to the foregoing, Article 54 A of the Chilean Securities Market Law requires that within two business days of the completion of the transactions pursuant to which a person has acquired control of a publicly traded company, a notice must be published in the same newspapers in which the notice referred to above was published, and written communications must be sent to the same entities mentioned in the preceding paragraphs.

        The provisions of the aforementioned articles do not apply whenever the acquisition is being made through a tender or an exchange offer.

        Title XXV of the Chilean Securities Market Law on tender offers and the regulations of the SVS provide that the following transactions must be carried out through a tender offer:

  •
  an offer that allows a person to take control of a publicly traded company, unless the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange;

  •
  an offer for all the outstanding shares of a publicly traded company upon acquiring two thirds or more of its voting shares (this offer must be made at a price not lower than the price at which appraisal rights may be exercised, that is, book value if the shares of the company are not actively traded or, if the shares of the company are actively traded, the weighted average price at which the stock has been traded during the two months immediately preceding the acquisition); and

  •
  an offer for a controlling percentage of the shares of a listed operating company if such person intends to take control of the company (whether listed or not) controlling such listed operating company, to the extent that the listed operating company represents 75.0% or more of the consolidated net worth of the holding company.

        Article 200 of the Chilean Securities Market Law prohibits any shareholder that has taken control of a publicly traded company from acquiring, for a period of 12 months from the date of the transaction that granted it control of the publicly traded company, a number of shares equal to or greater than 3.0% of the outstanding issued shares of the target, without making a tender offer at a price per share that is not lower than the price paid at the time of taking control. Should the acquisition from the other shareholders of the company be made on the floor of a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

        Title XV of the Chilean Securities Market Law sets forth the basis for determining what constitutes a controlling power, a direct holding and a related party. The Chilean Securities Market Law defines control as the power of a person, or group of persons acting pursuant to a joint action agreement, to direct the majority of the votes in the shareholders' meetings of the corporation, to elect the majority of members of its board of directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist with respect to a person or group which holds, directly or indirectly, at least 25.0% of the voting share capital, unless:

  •
  another person or group of persons acting pursuant to joint action agreement, directly or indirectly, controls a stake equal to or higher than the percentage controlled by such person or group;

  •
  the person or group does not control, directly or indirectly, more than 40.0% of the voting share capital, and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5.0% of the share capital; and

  •
  in cases where the SVS has ruled otherwise, based on the distribution or dispersion of the overall shareholding.

        According to the Chilean Securities Market Law, a joint action agreement is an agreement among two or more parties that, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exists between:

  •
  a principal and its agents;

  •
  spouses and other relatives up to a certain level of kindred;

  •
  entities within the same business group; and

  •
  an entity and its controller or any of its members.

        Likewise, the SVS may determine that a joint action agreement exists between two or more entities considering, among others, the number of companies in which they participate, the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at shareholders' meetings.

        According to Article 96 of the Chilean Securities Market Law, a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or securities issued by, them. According to the Chilean Securities Market Law, the following entities are part of the same business group:

  •
  a company and its controller; or

  •
  all companies under common control and the controller thereof, including all of the entities that the SVS declares to be part of the business group due to one or more of the following reasons:

  •
  a substantial part of the assets of the company is involved in the business group, whether as investments in securities, equity rights, loans or guaranties;

  •
  the company has a significant level of indebtedness, and the business group has a material participation as a lender or guarantor;

  •
  when the controller of the entities mentioned in the first two sub-bullets above is a group of entities, and the company is one of the members of such group, and there are grounds to include the company in the business group; and

  •
  when the controller of a company is a group of entities, if the company is controlled by a member of the controlling group, and there are grounds to include it in the business group.

Capitalization

        Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders' meeting, have the power to authorize an increase in the company's capital. When an investor subscribes for issued shares, the shares are registered in that investor's name, even if not paid for, and the investor is treated as a shareholder for all purposes, except with regard to the receipt of dividends and the return of capital, provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends or distributions of capital. The investor becomes eligible to receive dividends and/or returns of capital once he or she has paid for the shares, and, if he or she has paid for only a portion of such shares, he or she is entitled to receive a corresponding pro rata portion of the dividends declared with respect to such shares, unless the company's estatutos provide otherwise. If an investor does not pay for the shares for which he or she has subscribed on or prior to the date agreed upon for payment, under Chilean law the company is entitled to auction the shares off on a stock exchange, and collect the difference, if any, between the subscription price and the price received at auction. However, until such shares are sold at auction, the investor may continue to exercise all the rights of a shareholder, except the right to receive dividends and returns of capital. Authorized shares and issued shares that have not been paid for within the period fixed by the extraordinary shareholders' meeting for their payment, which in any case cannot exceed three years from the date of the shareholders' meeting that authorized the increase in capital, are canceled and are no longer available to be issued.

        Article 22 of Chilean Corporations Law states that the purchaser of shares of a company implicitly accepts its by-laws and any agreements adopted at shareholders' meetings.

        As of December 31, 2003, our share capital consisted of 8,428,659,801 authorized shares of common stock, of which 5,672,752,777 were subscribed for and fully paid. This share capital includes a capital increase of approximately US$80 million, which was approved by our shareholders on November 21, 2003, authorizing the issuance of 466,839,282 shares of common stock that are currently being registered with the SVS. Chilean law recognizes the right to issue common stock and preferred stock. To date, we have issued and are authorized to issue only common stock.

        When our U.S. convertible notes and Chilean convertible notes were issued, 2,375,000,000 shares of common stock had been reserved for issuance upon the conversion of our U.S. convertible notes and Chilean convertible notes, and cannot be used for any other purpose. As of December 31, 2003, our fully paid capital had increased by 85,932,258 shares of common stock as a result of holders of U.S. convertible notes and Chilean convertible notes exercising their rights of conversion. Each share of common stock is entitled to one vote.

Preemptive Rights and Increases of Share Capital

        The Chilean Corporations Law provides that whenever a Chilean company issues new shares it must offer its existing shareholders the right to purchase a sufficient number of shares to maintain their existing percentage of ownership in the company. Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period of 30 days following the grant of such rights. During such period and for an additional 30-day period, a Chilean open stock corporation is not permitted to offer any unsubscribed shares for sale to third parties on terms that are more favorable than those offered to its shareholders. At the end of the additional 30-day period, a Chilean open stock corporation, such as AES Gener S.A., is authorized to sell unsubscribed shares to third parties on any terms, provided that, if such unsubscribed shares are sold on more favorable terms, they must be sold on a Chilean Stock Exchange.

        Unsubscribed shares that are not sold on a Chilean Stock Exchange can be sold to third parties only on terms no more favorable for the purchasers than those offered to shareholders.

Shareholders' Meetings and Voting Rights

        In accordance with Chilean law, an ordinary annual meeting of our shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders approves our annual report and annual financial statements. It also approves all dividends to be paid, elects the board of directors and external auditors and approves any other matter which is not required to be decided by an extraordinary shareholders' meeting. Our last ordinary annual meeting of shareholders was held on February 18, 2004. Extraordinary shareholders' meetings may be called by the board of directors when deemed appropriate and must be called by the board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the SVS.

        The following matters may only be dealt with at extraordinary shareholders' meetings:

  •
  our dissolution;

  •
  a change in our corporate form, merger, division or amendment of our by-laws;

  •
  the issuance of bonds or notes convertible into shares;

  •
  the transfer of 50% or more of our assets, regardless of whether they include liabilities, or 50% or more of our liabilities;

  •
  the creation of a security interest, or guarantee to secure the obligations of third parties, except for the obligations of our subsidiaries, in which case the approval of the board of directors shall suffice; and

  •
  other matters determined by Chilean law or our by-laws.

        Notice to convene the annual ordinary meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile, which is currently Santiago, or in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and given to the SVS and the Chilean Stock Exchanges. Currently, we publish our official notice in El Diario Financiero, which is published in Santiago, Chile.

        The quorum for a shareholders' meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of our issued voting shares. If a quorum is not present at the first meeting, the meeting can be reconvened, and, upon the meeting being reconvened, the shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. The shareholders' meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting. Such resolutions may involve all matters that may be submitted to the shareholders' meeting, such as the amount of the yearly dividend, the designation of our auditors, the approval of our annual report and financial statements, the election of directors, the issuance of bonds and the creation of security interests or guarantees to secure third-party obligations. Notwithstanding the foregoing, a two-thirds majority of the issued voting stock is required to approve the following actions:

  •
  a change in corporate form, merger or division;

  •
  an amendment to our term of duration or for our early dissolution;

  •
  a change in corporate domicile;

  •
  a decrease in corporate capital;

  •
  the approval of capital contributions in kind and the valuation of such assets;

  •
  a modification of the powers exercisable through shareholders' meetings or limitations on the powers of the board of directors;

  •
  a reduction in the number of members of the board of directors;

  •
  the transfer of 50% or more of our assets, regardless of whether they include liabilities, or the approval or amendment of a business plan that contemplates the transfer of 50% or more of our assets percentage;

  •
  the form of distributing corporate benefits;

  •
  the creation of security interests or guarantees to secure the obligations of third parties, except for those of subsidiaries;

  •
  the repurchase of shares;

  •
  the approval of material related-party transactions when requested by shareholders representing at least 5.0% of the issued and outstanding shares with the right to vote;

  •
  the decision whether to make private a public corporation in case the requirements set forth in "—General" cease to be met;

  •
  certain other actions specified in the by-laws; and

  •
  the correction of procedural errors in the constitution of the company or in an amendment to the by-laws in case such amendment involves one or more of the above-mentioned actions.

        Under our by-laws, directors are elected by cumulative voting. Each shareholder has one vote per share and may cast all of his or her votes in favor of one nominee or may apportion his or her votes among any number of nominees. These voting provisions currently ensure that a shareholder owning more than 12.5% of our outstanding shares is able to elect at least one representative to our board of directors.

        In general, Chilean law does not require a Chilean open stock corporation to provide the level and type of information that the U.S. securities laws require a U.S. reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine our books within the 15-day period before the scheduled ordinary annual shareholders' meeting. Under Chilean law, a notice of a shareholders' meeting listing the issues to be addressed at the meeting must be mailed not fewer than 15 days prior to the date of such meeting, and, in cases of an ordinary annual meeting, shareholders holding a prescribed minimum investment must be sent an annual report of our activities that includes audited financial statements. Shareholders who do not fall into this category but who request it must also be sent a copy of our annual report.

        The Chilean Corporations Law provides that whenever shareholders representing 10.0% or more of the issued voting shares so request, a Chilean company's annual report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders' comments and proposals in relation to the company's affairs. Similarly, the Chilean Corporations Law provides that whenever the board of directors of an open stock corporation convenes an ordinary meeting of the shareholders and solicits proxies for that meeting, or distributes information supporting its decisions, or other similar material, it is obligated to include as an annex to its annual report any pertinent comments and proposals that may have been made by shareholders owning 10.0% or more of the company's voting shares who have requested that such comments and proposals be so included.

        Only shareholders registered as such on the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual who need not be a shareholder as his proxy to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders' meeting has one vote for every share subscribed.

Dividend and Liquidation Rights

        In accordance with Chilean law, we must distribute an annual cash dividend equal to at least 30% of our annual consolidated net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the holders of the issued shares and unless, and except to the extent that, we have accumulated losses. If there is no net income in a given year, we can elect, but are not legally obligated, to distribute dividends out of retained earnings. We may grant an option to our shareholders to receive any dividend in excess of 30% of net income in cash, in our own shares or in shares of corporations we hold. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. All of our shares are entitled to share equally in all dividends we declare.

        Dividends that are declared but not paid within the appropriate time period set forth in the Chilean Corporations Law (as to minimum dividends, 30 days after declaration; as to additional dividends, if any, the date set for payment at the time of declaration) are adjusted to reflect the change in the value of the UF from the date set for payment to the date such dividends are actually paid. Such dividends also accrue interest at the then-prevailing rate for UF-denominated deposits during such period. The right to receive a dividend lapses if it is not claimed within five years from the date that such dividend is payable. After that period, the amount not claimed is given to a non-profit organization, the Junta Nacional de Cuerpos de Bomberos de Chile, or the National Corporation of Firefighters.

        In the event of a liquidation, the holders of fully paid shares would participate equally and ratably in the distribution of assets remaining after payment to all creditors. Holders of shares that are not fully paid will participate in such distribution in proportion to the amount paid.

Approval of Financial Statements

        Our board of directors is required to submit our consolidated financial statements to the shareholders annually for their approval. The approval or rejection of such financial statements is entirely within our shareholders' discretion. If our shareholders reject the financial statements, the board of directors must submit new financial statements not later than 60 days from the date of such rejection. If our shareholders reject the new financial statements, our entire board of directors is deemed to be removed from office and a new board is elected at the same meeting.

        Directors who individually approved such financial statements are disqualified for reelection for the ensuing period.

Right of Dissenting Shareholders to Tender Their Shares

        The Chilean Corporations Law provides that, upon the adoption at an extraordinary shareholders' meeting of any of the resolutions enumerated below, dissenting holders of voting shares have the right to withdraw from a Chilean company and to compel that company to repurchase their shares, subject to the fulfillment of certain terms and conditions described below.

        "Dissenting" shareholders are defined as those who vote against a resolution which results in the withdrawal right or, if absent at such a meeting, those who state in writing to the company their opposition to such resolution within the following 30 days. Dissenting shareholders must secure their withdrawal rights by tendering their stock to the company within 30 days after adoption of the resolution.

        The price paid to a dissenting shareholder of an open stock corporation, such as us, whose shares are quoted and actively traded on a Chilean stock exchange, is the weighted average of the sale prices for the shares as reported on the stock exchanges on which the shares are quoted for the two-month period preceding the shareholders' meeting giving rise to the withdrawal right. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not shares actively traded on a stock exchange or stock exchanges, the price paid to the dissenting shareholder is the book value. Book value for this purpose is paid-in capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid. For the purposes of making this calculation, the last annual balance sheet shall be used, as adjusted to reflect inflation up to the date of the shareholders' meeting that gave rise to the appraisal right.

        The resolutions that result in a shareholder's right to withdraw are the following:

  (a)
  a change in corporate form;

  (b)
  the merger with or into another company;

  (c)
  the transfer of 50% or more of our assets;

  (d)
  the creation of security interests or guarantees to secure the obligations of third parties other than subsidiaries;

  (e)
  the creation of preferential rights for a class of shares or an amendment to those already existing, in which case the right to withdraw only accrues to the dissenting shareholders of the class or classes of shares adversely affected;

  (f)
  the decision to make private a public corporation once the requirements set forth in "—General" cease to be met;

  (g)
  the correction of procedural errors in the constitution of the company or in an amendment to the by-laws in case such amendment involves this withdrawal right; and

  (h)
  such other causes as may be established by law and a company's estatutos.

        Under Article 69-bis of the Chilean Corporations Law, the right to withdraw is also granted to shareholders (other than pension funds that administer private pension plans under the Chilean Pension Law), under certain terms and conditions, if an open stock corporation were to become controlled by the State of Chile, directly or through any of its agencies, and if two independent rating agencies downgrade the rating of its stock from the first class as a result of certain actions specified in Article 69-bis undertaken by the open stock corporation or the State of Chile that negatively and substantially affect the earnings of the company. Shareholders must perfect their withdrawal rights by tendering their shares to the corporation within 30 days of the date of the publication of the new rating by two independent rating agencies. If the withdrawal right is exercised by a shareholder invoking Article 69-bis, the price paid to the dissenting shareholder shall be the weighted average of the sales price for such corporation's shares as reported on the Chilean Stock Exchanges for the six-month period preceding the publication of the new rating by the two independent rating agencies. If the SVS determines that the shares are not actively traded on a Chilean Stock Exchange, the price shall be the book value calculated as described above. The price must be paid within 60 days from the expiration of the 30-day period for the tendering of the shares.

        In addition to the foregoing, under Article 69-ter of the Chilean Corporations Law, any person acquiring two-thirds or more of the shares with the right to vote of an open stock corporation (except in the case of a reduction of capital produced as a result of not having fully subscribed and paid an increase of capital within the legal term) shall make, within the 30 days following such acquisition, a tender offer for the remaining shares at a price not lower than the one that would correspond to shareholders exercising withdrawal rights. If the acquirer does not comply with these obligations, the minority shareholders shall have withdrawal rights.

Registrations and Transfers

        On March 27, 2001, we executed an agreement with Sonda S.A. to act as our registrar and transfer agent. This contract is renewable every three years. On May 16, 2002, Sonda S.A. transferred this contract to its subsidiary, Empresa de Servicios BPO Sonda S.A.

Recent Shareholders' Meetings and Proposed Amendments to Our By-laws

        As part of our proposed recapitalization plan, we held an extraordinary shareholders' meeting on November 21, 2003, at which our shareholders authorized a capital increase of US$80 million. We intend to call shareholders' meetings to amend certain provisions of our by-laws in order to provide enhanced protections for minority investors.

  •
  We expect that our by-laws will be amended to prohibit certain transactions, and/or to require the affirmative vote of some substantial majority of our directors in order to approve certain other proposed transactions, in either case between us or one of the entities of our business group, on the one hand, and one or more of our affiliates, other than any of our subsidiaries, on the other hand.

  •
  We expect that our by-laws will be amended to require the affirmative vote of a supermajority of our issued and outstanding shares having the right to vote in order to approve one or more of the following types of actions:

  •
  proposed transactions between us or one of the entities of our business group, on the one hand, and one or more of our affiliates, other than any of our subsidiaries, on the other hand;

  •
  proposed contributions in kind and the related valuation of the assets so contributed;

  •
  proposed increases or decreases in the number of our directors; or

  •
  proposed modifications or amendments to one or more of the provisions described in this section.

        Accordingly, depending on the number of our issued and outstanding shares that are owned by minority investors after giving effect to a possible equity offering, such minority investors, acting as a group, may be able to block actions of the type described above.

C. Material Contracts

        On March 2, 2001, AES Gener S.A. signed a purchase and sale agreement with Total, pursuant to which agreement AES Gener agreed to sell its interest in certain Argentine assets to Total and/or its subsidiaries. An amendment of this agreement, which extended the term of Total's option to purchase all of our Argentine Operations to November 1, 2001, was signed on July 16, 2002. On July 27, 2001, we sold to Total Austral (Argentine Branch) our 63.94% participation in Central Puerto, equivalent to 56,589,164 shares, for a total amount of US$255 million. On September 21, 2001, we sold to Total Austral (Argentine Branch) our 70.02% interest in Hidroneuquén, equivalent to 196,220,631 shares, for a total amount of US$72.45 million. In 2002 and in 2003, we did not enter into material contracts, other than contracts entered into in the ordinary course of business.

D. Exchange Controls

Foreign Investment and Exchange Controls in Chile

        The Chilean Central Bank is responsible for monetary policies and exchange controls in Chile, among other things. Foreign investments can be registered with the Foreign Investment Committee under Decree-Law 600 of 1974 or with the Chilean Central Bank under the Chilean Central Bank Act, Law No. 18,840, dated October 1989.

E. Taxation

Chilean Tax Considerations

        The following is a general summary of the material consequences under Chilean tax law, as currently in effect, of acquiring debt securities and the ownership and disposition of debt securities by a Foreign Holder. The term "Foreign Holder" means (i) an individual not resident or domiciled in Chile (for purposes of Chilean taxation, (a) an individual is a resident of Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years or (b) an individual is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of one's family to Chile)) or (ii) a legal entity that is not organized under the laws of Chile, unless the notes are assigned to a branch or an agent representative or permanent establishment of such entity in Chile.

  Interest Payment

        Payments of interest or premium, if any, made by us in respect of the notes to a Foreign Holder will generally be subject to a Chilean withholding tax, or the Chilean Interest Withholding Tax currently assessed at a rate of 4%. However, the same interests or premiums that qualify for the referenced 4% withholding tax rate are subject to a special additional tax equal to the difference between the withholding tax paid and a 35% rate when they are paid to related entities, on the part of our indebtedness with related entities considered to be excessive. Our indebtedness will be considered to be excessive ("Excessive Indebtedness") when in the commercial year in which the notes are issued we have an indebtedness with related parties qualifying for the 4% withholding tax rate that exceeds three times our net worth calculated for tax purposes. Consequently, such qualifying interests or premiums paid to related entities out of debt that exceeds the Excessive Indebtedness ratio will be subject to a 35% tax (4% withholding tax plus the difference between the withholding tax and a 35% rate).

        Under the Excessive Indebtedness Rules, a lender or creditor, such as a holder of notes, will be deemed to be related with the payor or debtor, if: (i) the lender or creditor is incorporated, domiciled or resident in a tax haven (qualified as such by the Chilean Ministry of Finance) at the time of granting the loan; or (ii) the lender or debtor, directly or indirectly, owns or participates in 10% or more of the capital or the profits of the other or if lender and debtor are subject to a common partner or shareholder which, directly or indirectly, owns or participates in 10% or more of the capital or the profits of both; or (iii) the debt is guaranteed directly or indirectly in cash or in any financial instruments or securities evidencing payment obligations (excluding any financial instruments or securities evidencing obligations of the borrower with any of its related entities) by a third party, for the amount effectively guaranteed. The debtor will be required to issue a sworn statement in this regard in the form set forth by the tax authorities.

  Taxation of Principal Payments and Capital Gain on the Debt Securities

        Under Chile's Income Tax Law and regulations thereunder, payments of principal made by us with respect to the notes to a Foreign Holder will not be subject to any Chilean taxes. Any capital gains realized on the sale or other disposition by a Foreign Holder of the notes generally will not be subject to any Chilean income taxes provided that the sale or other disposition of such notes will be effected outside of Chile by a Foreign Holder. Any premium payable on redemption of the notes will be treated as interest and subject to the Chilean Interest Withholding Tax as described above.

  Certain Other Taxes

        A Foreign Holder will not be liable for estate, gift, inheritance or similar taxes with respect to the notes unless such notes (i) are located in Chile at the time of such Foreign Holder's death or (ii) were purchased or acquired with money obtained from Chilean sources.

  Withholding Tax Certificates

        Upon request, AES Gener will provide to Foreign Holders appropriate documentation evidencing the payment of the Chilean Interest Withholding Tax.

United States Tax Considerations

        The following discussion summarizes the material United States federal income tax considerations, under present law, of the purchase, ownership and disposition of any debt securities, shares of common stock and any shares of common stock into which convertible debt securities are converted. This discussion deals only with investors who hold the securities or common stock as a capital asset and whose functional currency is the U.S. dollar. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant and does not address the United States federal income tax consequences applicable to investors that are subject to special tax rules such as banks, securities dealers and traders who elect to mark their investments to market, tax-exempt entities, investors that will hold shares of common stock as a position in a "straddle" or a hedging or conversion transaction, insurance companies, persons that own (or are deemed to own for United States tax purposes) 10% or more of the voting stock of AES Gener or, except as described below, persons that are not U.S. Holders, as defined below. In addition, this discussion does not describe any tax consequences arising under the tax laws of any state, locality or foreign jurisdiction. AES Gener believes, and this discussion assumes, that AES Gener is not, and will not become, a passive foreign investment company or foreign personal holding company for United States federal income tax purposes.

        This summary is based on the tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change (or changes in interpretation), possibly with retroactive effect.

        As used herein the term "U.S. Holder" means a beneficial owner of debt securities or shares of common stock that is (i) a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or that has otherwise validly elected to be treated as a U.S. person or (iv) an estate, the income of which is subject to United States federal income taxation regardless of its source. "Non-U.S. Holder" means any Holder that is not a U.S. Holder.

  Tax Treaties

        The United States is party to bilateral income tax treaties with certain countries. However, there is presently no income tax treaty between the United States and Chile.

  Taxation of Interest

        Each U.S. Holder of a debt security is required to report, as ordinary interest income, all interest paid on debt securities in accordance with such holder's method of accounting for United States federal income tax purposes. Thus, accrual method holders will report interest on debt securities as it accrues, and cash method holders will report interest when it is received or unconditionally made available for receipt.

        A U.S. Holder may elect to amortize any "amortizable bond premium" relating to a debt security over the remaining term of the debt security. The amount of "amortizable bond premium" on a debt security is generally the excess of the purchase price of the debt security over the sum of all payments on the debt security other than stated interest (the "amount payable at maturity"). For this purpose, however, the purchase price of a convertible debt security is reduced by the value of the conversion feature inherent on the debt security (determined using any reasonable method). AES Gener believes that the excess of the purchase price of convertible debt securities over the amount payable at maturity is entirely attributable to the value of the conversion feature. Accordingly, no amount of bond premium should be amortizable on convertible debt securities. However, U.S. Holders are urged to consult their tax advisors regarding the application of these rules.

        Payments of interest on debt securities will generally be subject to a Chilean Interest Withholding Tax of 4% (see "—Chilean Tax Considerations"), which AES Gener will withhold from such payments. AES Gener has agreed, subject to specific exemptions and limitations, to pay the Additional Amounts in respect of any Chilean withholding taxes imposed on payments of interest on the debt securities so that the holders of debt securities will be paid the amount they would have received if no Chilean withholding taxes were applied.

        For United States federal income tax purposes, a holder must treat the gross amount of interest received on debt securities and any Additional Amounts paid in respect of Chilean withholding taxes as ordinary interest income. The 4% Chilean Interest Withholding Tax will be treated as a foreign income tax eligible, subject to limitations and conditions, for credit against a holder's United States federal income tax liability, or at the holder's election, for deduction in computing the holder's taxable income. Interest and Additional Amounts paid on debt securities generally will constitute foreign source "passive income" for United States foreign tax credit purposes.

        The calculation of foreign tax credits involves the application of rules that depend on a holder's particular circumstances. Holders of debt securities should consult their own tax advisors regarding the application of the foreign tax credit rules to interest income on debt securities.

  Disposition and Conversion of Debt Securities

        In general, each U.S. Holder of debt securities will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of debt securities (but generally no gain or loss will be recognized upon conversion of debt securities into shares) measured by the difference (if any) between (i) the amount realized by such holder on the disposition (other than amounts attributable to accrued but unpaid interest which will be taxable as ordinary interest to the extent not previously included in such holder's gross income) and (ii) the holder's adjusted basis in debt securities. A U.S. Holder's adjusted basis in a debt security will generally equal the cost of such security reduced by any principal payments received by the U.S. Holder. Any gain or loss on the sale, exchange, redemption, retirement or other disposition of a debt security will be capital gain or loss and will generally be long term capital gain or loss if, at the time of disposition, the debt security had been held for more than one year (except that any gain will be ordinary income to the extent of accrued market discount). Any gain or loss on a disposition of debt securities will be treated as United States-source income or loss for foreign tax credit purposes.

  Cash Dividends and Other Distributions

        In general, U.S. Holders will include in gross income the gross amount of any dividend paid (after reduction for any applicable Chilean First-Category Tax that is credited against Chilean Withholding Tax, but before reduction for the net amount of Chilean Withholding Tax) by AES Gener out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes) as ordinary income when the dividend is actually or constructively received by the U.S. Holder. Dividends paid by AES Gener will generally not be eligible for the dividends received deduction allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution includable in income of a U.S. Holder will be the U.S. dollar value of the Chilean Peso payments made, determined at the spot Chilean Peso/U.S. dollar rate on the date such dividend distribution is includable in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includable in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be from sources within the United States for foreign tax credit limitation purposes.

        U.S. Holders will recognize capital gain or loss on the sale or other disposition of shares of common stock held by the U.S. Holder in an amount equal to the excess of the amount realized on such sale or other disposition over the U.S. Holder's adjusted tax basis in such common stock. A U.S. Holder's adjusted tax basis in the common stock will generally equal the holder's cost of acquiring such stock. Capital gain or loss recognized on the sale or other disposition of common stock will be long term capital gain or loss if, at the time of such sale or other disposition, such common stock has been held for more than one year. Any gain recognized by a U.S. Holder upon a disposition of shares of common stock will generally be treated as U.S. source income.

  Non-U.S. Holders

        Subject to the discussion of backup withholding below, a Non-U.S. Holder generally will not be subject to United States federal income or withholding tax in respect of payments of interest (including any Additional Amounts) on debt securities or dividends on shares of common stock, unless the interest or dividends are effectively connected with such holder's conduct of a trade or business within the United States (and, if an income tax treaty applies, the interest or dividends are attributable to a permanent establishment maintained by such holder within the United States). If this exception applies, the Non-U.S. Holder generally will be subject to United States federal income tax in respect of such interest or dividends in the same manner as a U.S. Holder, as described above.

        A Non-U.S. Holder of debt securities or shares of common stock will not be subject to United States federal income or withholding tax on gain realized on the sale or other disposition of debt securities or shares, unless (i) such gain is effectively connected with the holder?s conduct of a trade or business within the United States (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by such holder within the United States), or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met. If the first exception applies, the Non-U.S. Holder generally will be subject to United States federal income tax in respect of such gain in the same manner as a U.S. Holder, as described above. If the second exception applies, the Non-U.S. Holder generally will be subject to United States federal income tax at a rate of 30% on the amount by which such holder's United States-source capital gains exceed such holder's United States-source capital losses.

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

        In general any such payments to a Non-U.S. Holder that are made by a U.S. office of a custodian or broker or that are otherwise paid or considered to be paid in the United States will be subject to U.S. information reporting requirements and, under certain circumstances, to a U.S. backup withholding tax, unless the holder certifies his or her non-U.S. status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) also apply to a payment of the proceeds of a sale of debt securities or shares of common stock by a foreign office of a broker that (a) is a U.S. person, (b) is a U.S. controlled foreign corporation, (c) is a foreign person that derives at least 50% of his or her gross income from the conduct of a trade or business within the United States or (d) is a foreign partnership with certain connections to the United States, in each case unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

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

        THE ABOVE DISCUSSION IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IS STRONGLY URGED TO CONSULT HIS OR HER OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN DEBT SECURITIES OR SHARES OF COMMON STOCK.

F. Dividends and Paying Agents

        Not Applicable.

G. Statement by Experts

        Not Applicable.

H. Documents on Display

        We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance with these requirements, we file reports and information statements and other information with the SEC. These reports, information statements and other information filed by us with the SEC can be inspected and copied at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549, and at regional offices of the SEC located at 233 Broadway, New York, New York 10279 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can be obtained by mail from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may also call 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We also file financial statements and other public reports with the SVS.

I. Subsidiary Information

        Not Applicable.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

We face primary market risk exposures in two categories: interest rate risk and exchange rate risk.

        We periodically review our exposure to risks arising from fluctuations in foreign exchange rates and interest rates and determine at our senior management level how to reduce such risks. We have entered into a limited number of derivative contracts for the purpose of hedging the interest rate risk that arises from certain liabilities. See note 24 to the audited consolidated financial statements. We do not enter into derivative contracts related to fluctuations in interest rates or foreign exchange rates for purposes that are speculative in nature.

Interest Rate Risks

        Of our long term interest bearing debt on December 31, 2003, 74% was fixed rate (including the swap executed to fix the interest rate for the TermoAndes and InterAndes notes) and 26% was variable rate; there were no changes in these percentages compared to December 31, 2002. All of our variable rate long term debt was denominated in U.S. dollars and bore interest at rates tied to the London interbank offered rate, or LIBOR, the rates that banks in the London interbank market offer for U.S. dollar deposits of varying maturities. We have entered into a limited number of derivative contracts for the purpose of hedging approximately 98% of our variable-rate debt against fluctuations in LIBOR.

        As of December 31, 2003, our current interest rate exposure arises principally from the US$283.6 million Bank of America led syndicate credit of our subsidiary Chivor, the US$4 million ABN Amro credit facility of our subsidiary Energy Trade and the US$24 million Scotiabank Sudamericano and Banco Crédito e Inversiones credit facility of our subsidiary Energía Verde.

        We do not hedge our Chilean peso-denominated debt against fluctuations in interest rates. All of such debt is fixed-rate, inflation-indexed and/or UF-denominated debt.

        The following table summarizes the debt obligations and derivative instruments held by us at December 31, 2003. The table presents principal payment obligations in millions of Chilean pesos that exist by maturity date and the related weighted-average interest rates. The table also presents the notional amounts and effective interest rates by settlement date for our interest rate swaps. All U.S. dollar-denominated liabilities and notional amounts have been converted into Chilean pesos based on the observed exchange rate as of December 31, 2003, which was US$1.00 = Ch$593.8.

Liabilities	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Long Term Debt
Bank loans
Variable Rate
(US$-denominated)	15,439	12,767	156,823	—	—	—	185,029	198,846
Weighed average interest rate	4.56%	4.02%	4.57%	0.00%	0.00%
Notes
Fixed Rate
(Ch$-denominated)	—	—	101.1	137.8	174.6	17,962	18,375	20,681
Weighed average interest rate	—	—	7.50%	7.50%	7.50%	7.50%
(US$-denominated)	21,131	311,298	147,949	31,794	6,829	6,829	525,830	550,110
Weighed average interest rate	7.86%	6.17%	6.77%	7.89%	8.00%	8.00%

Interest Rate Swaps	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Notional amount of variable to fixed (US$ denominated)	111,541	89,794	67,346	56,121	—	—	—	12,434
Average pay rate	6.36%	6.36%	6.36%	6.36%	—
Average receive rate (1)	2.90%	2.90%	2.90%	2.90%	—

(1)
This rated is based on the 180-day LIBOR on the date of last settlement of the applicable interest rate.

  Foreign Currency Exchange Rate Risks

        As of December 31, 2003, approximately 98% of our long term interest-bearing debt was denominated in U.S. dollars and, therefore, exposed to exchange rate fluctuations between the Chilean peso and the U.S. dollar. The remaining 2% was UF-denominated and, therefore, not subject to currency exchange rate risk. There were no changes in these percentages compared to December 31, 2002.

        In 2003, we entered into short-term derivative contracts to limit our exposure to revenue variations as a result of fluctuations between the Chilean peso and the U.S. dollar. As of December 31, 2003, only our subsidiary Eléctrica Santiago had outstanding exchange rate derivative contracts. Although node prices for electricity sales in Chile are quoted in Chilean pesos, the most significant components of the formula used to set such prices are based on U.S. dollars. We believe that such a formula partially mitigates the effect of U.S. dollar versus Chilean peso currency fluctuations. See further information relating to the derivative contracts outstanding as of December 31, 2003 in Note 24 to our audited consolidated financial statements included in Item 18.

        The following table presents principal payment obligations in millions of Chilean pesos by maturity date for U.S. dollar-denominated debt. U.S. dollar-denominated liabilities and notional amounts have been converted into Chilean pesos based on the observed exchange rate of December 31, 2003, which was US$1.00 = Ch$593.8.

Balance Sheet Financial Instruments	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Long Term Interest-Bearing Debt
Fixed Rate (US$)	21,131	311,298	147,949	31,794	6,829	6,829	525,830	539,763
Variable Rate (US$)	15,439	12,767	156,823	—	—	—	185,029	198,806

  Commodity Risk

        As of December 31, 2003, we and our equity-method investees did not enter into commodity price hedges because (1) Argentine natural gas and coal are purchased under long term market-based contracts, (2) all of the natural gas and coal are purchased under similar market conditions, (3) such market conditions also affect our competitors and (4) under the marginal cost regulatory framework that is in effect in the SIC and the SING, any variations should eventually be incorporated into the price of electricity.

Item 12. Description of Securities Other than Equity Securities

        Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

        In December 1996, our Colombian subsidiary Chivor borrowed US$400 million under a five-year bank credit facility, the net proceeds of which were used to finance a portion of the acquisition price of Chivor. The Chivor credit facility was secured by substantially all of Chivor?s assets, including accounts receivable, payments under contracts, funds held offshore, insurance proceeds, real property and its plant and equipment. On December 28, 2001, Chivor failed to pay when due approximately US$336 million principal amount pursuant the terms of the bank credit facility.

        On May 31, 2002, Chivor reached an agreement to refinance its debt of US$336 million, with the original bank syndicate led by Bank of America. This agreement, which involved 19 of the 20 members of the bank syndicate, specifies a new interest rate and amortization schedule and expires on December 31, 2006. The agreement stipulated that the refinancing would be structured under terms and conditions established under Chapter 11 of U.S. bankruptcy law, specifically in terms of a pre-packaged voluntary reorganization.

        On August 13, 2002, Judge Burton R. Lifland in New York approved the financing restructuring plan. The confirmation of such plan gives Chivor a term extension up to December 2006, including a new payment schedule with interim amortization payments. Additionally, a support agreement was included in the restructuring plan pursuant to which Energy Trade agreed to irrevocably and unconditionally fund the payment of the outstanding principal, up to a maximum amount of US$50 million, if the outstanding amount of Chivor debt exceeds US$290 million and US$225 million, on March 31, 2004 and March 31, 2005, respectively. In the same support agreement, AES Gener agreed to irrevocably and unconditionally guarantee Energy Trade's obligations. The corresponding agreements were signed on August 27, 2002. As of December 31, 2003, the outstanding amount of the debt under the approved credit agreement is approximately US$283.6 million.

        There are no dividend arrearages.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

        To our knowledge, no one (i) has materially modified the instruments defining the rights of our shareholders or (ii) has modified materially or qualified the rights evidenced by our registered securities by issuing or modifying any other class of securities.

Item 15. Controls and Procedures

        Our Chief Executive Officer, or CEO, and Chief Financial Officer, CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to AES Gener S.A. and its subsidiaries required to be disclosed in the reports that AES Gener S.A. files under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2003. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be disclosed in our periodic reports to the SEC.

        The internal audit department of AES Gener S.A. formalized the internal control structure, which structure was documented by flow charts of the processes used in each cycle. The internal audit department of AES Gener S.A. also created a specific area in our Intranet through which the existing procedures and guidelines established by our management are communicated. In addition, periodic revisions are made to any detected weaknesses in our internal control structure, and new procedures are then implemented to correct any deficiencies.

        As of today, our internal control structure has not experienced significant modifications that could affect the efficiency or effectiveness of our controls.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

        Our board of directors has determined that Mr. Daniel Yarur Elsaca and Mr. René Cortázar Sánz, both members of our audit committee, meet the requirements of an "audit committee financial expert", as defined by the SEC.

Item 16B. Code of Ethics

        During 2003, we developed a code of ethics to reflect SEC rules and other proposed regulations that were adopted by our board of directors, executive officers and employees. All of our executives and employees accepted the provisions of the code of ethics, which governs the actions of everyone who works for us, including the employees of our subsidiaries. Our code of ethics deals with the following issues:

  •
  compliance with all the laws and regulations of this code of ethics;

  •
  corporate opportunities and conflicts of interest;

  •
  the quality of the public disclosures;

  •
  the protection and appropriate use of our properties;

  •
  the protection of confidential information and property;

  •
  the use of privileged information;

  •
  fair behavior;

  •
  interaction with the government;

  •
  compliance with antitrust laws;

  •
  compliance with environment, health and safety laws and regulations;

  •
  respect for others; and

  •
  the retention of records policy.

        A copy of our code of ethics is filed as an exhibit to this annual report. A copy of this document is also available on our website (www.aesgener.cl) under the section AES Gener. All interested investors may acquire a copy of our code of ethics free of charge by sending electronic mail to the attention of investor relations by accessing the section entitled Relación con Inversionistas on our website.

        There have been no waivers to our code of ethics in 2003.

Item 16C. Principal Account Fees and Services

        Deloitte & Touche, Sociedad de Auditores y Consultores, Limitada, or Deloitte & Touche, acted as our independent auditor for the fiscal years ended December 31, 2003 and 2002. The chart below sets forth the total amount billed to us by Deloitte & Touche for services performed in the years 2003 and 2002, and breaks down these amounts by category of service in thousands of Ch$:

	Total Fees
	2003 Ch$	2002 Ch$
Audit Fees	$277,573	$205,252
Audit-Related Fees	152,168	96,714
Tax Fees	76,580	—
All Other Fees	14,183	—
Total	$520,504	$301,966

Audit Fees

        Audit fees are fees billed for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements submitted on Form 6-K.

Audit-Related Fees

        Audit-related fees in 2003 and 2002 were comprised of accounting consultations and services provided in connection with the preparation of our annual report on Form 20-F. The main reasons for the increase in these expenses was the audit of our annual report for the years 2001 and 2002, which were both completed in 2003, and the additional expenses related to the requirements imposed by the Sarbanes-Oxley Act of 2002.

Tax Fees

        Tax fees in 2003 were related to services for tax compliance, tax planning and tax advice.

All Other Fees

        All other fees in 2003 were related to consulting services.

Pre-Approval Policies and Procedures

        The audit committee approves all audit, audit-related services, tax services and other services provided by Deloitte & Touche. Any services provided by Deloitte & Touche that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In 2003, none of the fees paid to Deloitte & Touche were approved pursuant to the de minimus exception.

Item 16D. Exemptions from the Listing Standards for Audit Committees

        None

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        None

Part III

Item 17. Financial Statements

        Not applicable

Item 18. Financial Statements

Item 19. Exhibits

1.1	Current By-laws (estatutos) of Registrant as amended (unofficial English translation). (1)
2.1	Chilean Central Bank Chapter XIV. (5)
2.2	Form of Indenture dated as of January 26, 1996, between the Registrant and the Chase Manhattan Bank, as trustee. (5)
2.3	Form of Indenture dated as of June 23, 1999, between the Registrant and the Bank of New York, as trustee. (6)
4.1	Electricity Sales Contract between Gener S.A. and Chilectra S.A. (3)
4.2	Addendum No. 5 to Electricity Sales Contract between Gener S.A. and Chilquinta Energía S.A. (2)
4.3	Purchase Contract between Chilgener S.A. and ISAGEN S.A. E.S.P. dated as of December 20, 1996. (4)
4.4	Credit Agreement among Chivor S.A. E.S.P., various financial institutions, Bank of America National Trust and Savings Association and BANCAMERICA Securities Inc. (4)
4.5	Second Amendment and Waiver among Chivor S.A.E.S.P., various financial institutions and Bank of America, N.A. (7)
4.6	Purchase and Sale Agreement by and between Gener S.A. and Total Gas and Power Ventures dated as of March 2, 2001. (6)
4.7	Amendment of Purchase and Sale Agreement by and between Gener S.A. and Total Gas and Power Ventures dated as of July 16, 2001. (7)
8.1	List of Subsidiaries. (1)
11.1	Code of Ethics (unofficial English translation). (1)
12.1	Section 906 Certification of the Chief Executive Officer. (1)
12.2	Section 906 Certification of the Chief Financial Officer. (1)
13.1	Section 302 Certification of the Chief Executive Officer. (1)
13.2	Section 302 Certification of the Chief Financial Officer. (1)

(1)
Filed herewith.

(2)
Incorporated by reference from the Registrant's Registration Statement on Form F-6, Registration No. 33-80778, previously filed with the SEC.

(3)
Incorporated by reference from the Registrant's Registration Statement on Form F-3, Registration No. 33-80776, previously filed with the SEC.

(4)
Incorporated by reference from the Registrant's Registration Statement on Form F-3, Registration No. 333-7056, previously filed with the SEC.

(5)
Incorporated by reference from the Registrant's Registration Statement on Form F-3, Registration No. 333-00206, previously filed with the SEC.

(6)
incorporated by reference from the Registrant's Registration Statement on Form F-3, Registration No. 333-8934, previously filed with the SEC.

(7)
Incorporated by reference from the Registrant's Registration Statement on Form 20-F, Registration No. 001-13210, previously filed with the SEC.

[Letterhead of Deloitte & Touche]

INDEPENDENT AUDITORS' REPORT
To the Shareholders of AES Gener S.A.:

        We have audited the accompanying consolidated balance sheets of AES Gener S.A. (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2003 (all expressed in thousands of Chilean pesos). Our audits also included the financial statement schedules listed in the Index at Item 18. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

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

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Chile ("Chilean GAAP").    Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

        As discussed in Note 35 to the consolidated financial statements, the consolidated balance sheet as of December 31, 2002 and the related consolidated statements of income and cash flows for the each of the two years in the period ended December 31, 2002 included in Form 20-F have been restated under Chilean GAAP.

        Chilean GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2003 and the determination of shareholders' equity and financial position at December 31, 2003 and 2002, to the extent summarized in Note 37.

        As discussed in Note 37 to the consolidated financial statements, the reconciliation to US GAAP as of December 31, 2002 and for the two years then ended has been restated.

        Our audits also comprehended the translation of the Chilean peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1 w). The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

/s/ Deloitte & Touche, Sociedad de Auditores y Consultores, Limitada

January 23, 2004
(except for Notes 1w); 35 and 37 for which the date is February 20, 2004)

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

	As of December 31,
ASSETS	2002 ThCh$ (As Restated) Note 35	2003 ThCh$	2003 ThUS$
Current Assets
Cash	4,562,737	3,413,411	5,748
Time deposits, including restricted cash of ThCh$3,117,426 in 2002, ThCh$4,411,604 in 2003 (Note 3)	22,763,614	10,131,263	17,062
Money market funds	5,056,585	4,789,841	8,066
Trade accounts receivable, net of allowance for doubtful accounts of ThCh$3,048,830 and ThCh$1,437,991, respectively (Note 13)	33,987,117	29,367,132	49,456
Miscellaneous accounts receivable	3,161,619	2,666,800	4,491
Accounts and notes receivable from related companies (Note 23)	2,564,043	177,716,242	299,286
Inventories (Note 4)	22,111,796	11,449,929	19,282
Recoverable taxes, net (Note 5)	4,555,959	776,008	1,307
Deferred taxes (Note 15)	733,123	1,218,440	2,052
Prepayments	6,729,461	2,373,731	3,998
Other current assets (Note 7)	16,811,181	47,507,952	80,007

Total current assets	123,037,235	291,410,749	490,755

Property, plant and equipment (Note 8)
Land	8,497,760	8,018,338	13,503
Construction and infrastructure	817,701,318	735,586,788	1,238,779
Machinery and equipment	1,014,217,966	959,752,893	1,616,290
Other property, plant and equipment	11,542,843	8,116,417	13,669
Technical revaluation	42,213,625	42,213,625	71,091
Accumulated depreciation	(540,841,642)	(569,432,257)	(958,963)

Net property, plant and equipment	1,353,331,870	1,184,255,804	1,994,369

Other non-current assets
Investments in related companies (Note 9)	122,551,825	117,336,935	197,603
Goodwill (Note 10)	9,394,718	8,307,248	13,990
Long-term accounts receivable (Note 13)	6,638,194	7,462,123	12,567
Long-term receivable from related companies (Note 23)	222,364,229	3,030,514	5,104
Intangibles (Note 11)	5,909,735	5,932,016	9,990
Accumulated amortization of intangibles (Note 11)	(4,123,833)	(4,319,893)	(7,275)
VAT account receivable	19,231,108	14,456,978	24,347
Other (Note 12)	44,842,473	29,173,269	49,130

Total other non-current assets	426,808,449	181,379,190	305,456

TOTAL ASSETS	1,903,177,554	1,657,045,743	2,790,580

The accompanying Notes 1 to 37 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

	As of December 31,
LIABILITIES AND SHAREHOLDERS' EQUITY	2002 ThCh$ (As restated Note 35)	2003 ThCh$	2003 ThUS$
Current Liabilities
Short-term bank liabilities (Note 16)	12,391,617	4,217,444	7,102
Short-term portion of long-term bank liabilities (Note 16)	16,679,213	12,619,457	21,252
Bonds payable (Note 21)	41,490,179	31,795,165	53,545
Short-term portion of long-term liabilities, net (Note 18)	14,401,133	3,856,460	6,495
Dividends payable	148,679	113,715	192
Trade accounts and notes payable (Note 14)	40,192,847	38,115,648	64,189
Accounts and notes payable to related companies (Note 23)	1,325,954	1,203,087	2,026
Provisions (Note 19)	7,482,584	6,810,790	11,470
Withholding taxes	1,176,627	640,387	1,078
Income taxes	231,540	2,829,902	4,766
Unearned income	386,259	40,146	68

Total current liabilities	135,906,632	102,242,201	172,183

Long-Term Liabilities
Long-term bank liabilities (Note 17)	239,949,234	169,589,268	285,600
Bonds payable (Note 21)	679,781,328	523,072,628	880,890
Notes payable (Note 18)	2,495,447	617,522	1,040
Provisions (Note 19)	21,498,865	21,743,863	36,618
Deferred taxes (Note 15)	4,000,343	9,056,636	15,252
Other (Note 18)	27,870,917	15,038,508	25,327

Total long-term liabilities	975,596,134	739,118,425	1,244,727

Contingencies and Commitments (Note 25)
Minority Interest (Note 30)	6,897,036	7,081,233	11,925

Shareholders' Equity (Note 22)
Paid-in capital; 7,981,108,657 shares authorized as of December 31, 2002 and 2003 and 5,672,752,777 shares issued and outstanding as of December 31, 2002 and 2003, respectively; no par value	660,615,361	660,615,361	1,112,522
Share premium	29,535,351	29,535,351	49,740
Other reserves	51,035,492	53,509,290	90,113
Future dividends reserve	4,877,585	5,292,019	8,912
Retained earnings	3,138,513	5,973,400	10,060
Net income for the year	35,575,450	53,678,463	90,398

Total Shareholders' Equity	784,777,752	808,603,884	1,361,745

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,903,177,554	1,657,045,743	2,790,580

The accompanying Notes 1 to 37 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

	For the year ended December 31,
	2001 ThCh$ (As restated Note 35)	2002 ThCh$ (As restated Note 35)	2003 ThCh$	2003 ThUS$
Operating results:
Operating revenue (Note 27)	360,993,786	374,256,509	362,331,891	610,192
Operating expenses (Note 28)	(257,597,826)	(234,086,201)	(235,313,885)	(396,285)

Gross profit	103,395,960	140,170,308	127,018,006	213,907
Administration and sales costs (Note 28)	(30,323,940)	(21,120,596)	(17,064,745)	(28,738)

Operating Income	73,072,020	119,049,712	109,953,261	185,169

Non-operating results
Financial income (Note 29)	17,602,118	36,315,179	22,793,521	38,386
Equity share in net income of related companies (Note 29)	8,541,384	1,799,119	9,835,946	16,564
Other non-operating income (Note 29)	79,719,583	6,801,868	2,874,234	4,840
Equity share in net loss of related companies (Note 29)	(7,973,438)	(2,184,180)	(18,901)	(32)
Amortization of goodwill (Note 10)	(1,144,957)	(995,061)	(753,016)	(1,268)
Financial expense (Note 29)	(74,299,432)	(73,441,943)	(54,855,274)	(92,380)
Other non-operating expenses (Note 29)	(65,412,340)	(30,157,396)	(15,774,621)	(26,566)
Price-level restatement (Note 1(b))	(25,705,634)	(18,106,797)	(13,606,300)	(22,914)

Non-operating loss, net	(68,672,716)	(79,969,211)	(49,504,411)	(83,370)

Income before income taxes and minority interest	4,399,304	39,080,501	60,448,850	101,799
Income taxes (Note 15)	(7,049,261)	(1,663,411)	(4,748,386)	(7,996)
Minority interest (Note 30)	(1,650,832)	(1,841,640)	(2,022,001)	(3,405)
Amortization of negative goodwill (Note 10)	2,209,345	—	—	—

Net income (Loss)	(2,091,444)	35,575,450	53,678,463	90,398

The accompanying Notes 1 to 37 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

	For the year ended December 31,
CONSOLIDATED STATEMENTS OF CASH FLOWS	2001 ThCh$ (As restated)	2002 ThCh$ (As restated)	2003 ThCh$	2003 ThUS$
Cash flow from operating activities
Collection of accounts receivable	341,780,624	388,855,427	372,716,812	627,681
Financial income received	18,919,109	4,369,025	3,014,797	5,077
Dividends and other distributions received	9,653,302	691,528	—	—
Other income received	9,169,972	3,695,937	10,755,609	18,113
Payment to suppliers and personnel	(239,762,956)	(210,818,188)	(182,572,209)	(307,464)
Financial expenses	(69,847,626)	(73,824,503)	(46,992,909)	(79,139)
Payment for income taxes	(59,763)	(170,806)	(72,047)	(121)
Other expenses	(13,444,182)	(15,288,740)	(13,707,106)	(23,084)
VAT and other similar items paid	(31,855,067)	(23,494,735)	(23,462,674)	(39,513)

Net cash provided by operating activities	24,553,413	74,014,945	119,680,273	201,550

Cash flow from financing activities
Proceeds from issuance of shares	—	7,045	—	—
Borrowings from Banks and others	115,518,112	23,187,333	—	—
Dividends paid	(154,377,184)	(3,020,718)	(31,356,233)	(52,806)
Repayment of loans	(112,531,617)	(87,311,473)	(65,197,506)	(109,797)
Repayment of bonds	(6,463,818)	(32,545,705)	(24,402,678)	(41,096)
Payment of costs associated with issuance of bonds	—	—	(220,722)	(372)
Other financing activities	—	(745,074)	(1,601,977)	(2,698)

Net cash used in financing activities	(157,854,507)	(100,428,592)	(122,779,116)	(206,769)

Cash flow from investing activities
Sales of property, plant and equipment	226,603	2,719,146	627,179	1,056
Sales of permanent investments	300,830,184	5,009,073	11,676	20
Proceeds from other loans to related companies	30,004,894	—	28,405,994	47,838
Other investments revenues	33,295,833	—	9,627,307	16,213
Acquisition of fixed assets	(22,742,182)	(4,307,448)	(2,611,357)	(4,398)
Payment of capitalized interest	(658,260)	(610,649)	(194,485)	(328)
Permanent investments	(5,767,788)	(1,009,849)	(579,454)	(976)
Investments in Commercial paper	(26,873,309)	—	(5,418,568)	(9,125)
Other obligations to related companies	(178,092,467)	—	—	—
Other investing activities	(282,442)	(5,461,374)	(1,561,893)	(2,630)

Net cash provided by (used in) investing activities	129,941,066	(3,661,101)	28,306,399	47,670

Net increase (decrease) in cash and cash equivalents before the effects of price-level restatement	(3,360,028)	(30,074,748)	25,207,556	42,451
Price-level restatement of cash and cash equivalents	1,601,969	4,137,391	(8,401,824)	(14,149)

Net increase (decrease) in cash and cash equivalents	(1,758,059)	(25,937,357)	16,805,732	28,302
Cash and cash equivalents at beginning of year	68,048,593	66,290,533	40,353,176	67,958

Cash and cash equivalents at end of year	66,290,534	40,353,176	57,158,908	96,260

The accompanying Notes 1 to 37 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars)

RECONCILIATION BETWEEN NET CASH FLOWS
PROVIDED BY OPERATING ACTIVITIES AND NET
INCOME FOR THE YEAR

	For the year ended December 31,
	2001 ThCh$ (As restated Note 35)	2002 ThCh$ (As restated Note 35)	2003 ThCh$	2003 ThUS$
Net income (Loss)	(2,091,444)	35,575,450	53,678,463	90,397
(Gain) loss on sales of fixed assets	(225,176)	1,091,645	(623,973)	(1,051)
Gain on sale of investments	(72,415,897)	—	—	—
Loss on sale of investments	29,051,797	5,704,099	—	—
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	46,951,162	50,070,542	45,980,590	77,434
Amortization of intangibles	7,539,870	257,639	917,466	1,545
Provisions and write-offs	16,546,541	5,591,039	9,225,670	15,537
Equity share in net income from investments in related companies	(8,541,384)	(1,799,119)	(9,835,946)	(16,564)
Equity share in net loss from investments in related companies	7,973,438	2,184,180	18,901	32
Amortization of goodwill	1,144,957	995,061	753,016	1,268
Amortization of negative goodwill	(2,209,345)	—	—	—
Net price-level restatement	25,705,634	18,106,797	13,606,300	22,914
Other credits to income that do not represent cash flow	(2,086,161)	(13,039,991)	(340,315)	(573)
Other debits to income that do not represent cash flow	8,120,253	4,213,298	2,138,547	3,601
Change in operating assets
(Increase) decrease of accounts receivable	(814,260)	(1,698,294)	(2,331,303)	(3,926)
(Increase) decrease of inventories	(5,551,801)	4,341,235	10,591,787	17,837
(Increase) decrease of other assets	(915,175)	(34,462,165)	(10,072,509)	(16,963)
Change in operating liabilities
Increase (decrease) of accounts payable to related companies	(27,191,183)	(13,834,522)	(2,898,286)	(4,881)
Increase of interest payable	2,726,615	(2,542,385)	5,634,888	9,490
Net increase of income taxes payable	2,546,907	8,315,734	708,795	1,194
Increase (decrease) of other accounts payable	(2,060,116)	1,193,142	730,887	1,231
Increase (decrease) of other accounts payables, net of VAT	(1,302,651)	1,909,920	(224,706)	(378)
Minority interest in net income	1,650,832	1,841,640	2,022,001	3,405

Net cash provided by operating activities	24,553,413	74,014,945	119,680,273	201,550

The accompanying Notes 1 to 37 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars, except as indicated)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a) Organization, Consolidation and Basis of Presentation

        AES Gener S.A. ("Gener") and its subsidiaries (collectively referred to as the "Company") are engaged in the generation and sale of electricity both within Chile and internationally, shipping and port services (until August 2001), the production of fuels (until July 2001), and engineering services and other services both internally and externally. AES Gener S.A. consolidates its financial statements with those of the companies detailed below, eliminating any intercompany transactions and balances between related companies:

	2002	PERCENTAGE OF PARTICIPATION 2003
NAME OF COMPANY	TOTAL	DIRECT	INDIRECT	TOTAL
Petróleos, Asfalto y Combustible S.A.	97.90%	97.90%	0.00%	97.90%
Energía Verde S.A.	99.99%	99.99%	0.00%	99.99%
Norgener S.A.	99.99%	99.99%	0.00%	99.99%
Sociedad Eléctrica Santiago S.A.	90.00%	90.00%	0.00%	90.00%
New Caribbean Investment S.A.	50.01%	49.98%	0.03%	50.01%
Gener Colombia S.A.	100.00%	94.63%	5.37%	100.00%
Gener Internacional S.A.	100.00%	99.90%	0.10%	100.00%
Energy Trade and Finance Corporation (Cayman Islands)	100.00%	100.00%	0.00%	100.00%
Chivor S.A. E.S.P.	99.98%	0.00%	99.98%	99.98%
Gener Blue Water (Cayman Islands)	100.00%	0.00%	100.00%	100.00%
Inversiones Termoenergía Chile Ltda.	100.00%	0.00%	100.00%	100.00%
Gener Argentina S.A.	100.00%	99.99%	0.01%	100.00%
TermoAndes S.A.	100.00%	0.00%	100.00%	100.00%
InterAndes S.A.	100.00%	0.00%	100.00%	100.00%
Servicios de Asistencia Técnica S.A.	99.99%	99.99%	0.00%	99.99%
Genergía S.A.	99.99%	0.00%	99.99%	99.99%
Genergía Power Ltd. (Cayman Islands)	100.00%	0.00%	100.00%	100.00%

        Sociedad Eléctrica Santiago S.A., a 90%-owned subsidiary by AES Gener S.A., is engaged principally in the generation of electricity.

        Norgener S.A. ("Norgener") is engaged principally in the generation of electricity.

        TermoAndes S.A. is engaged principally in the generation of electricity.

        InterAndes S.A. is engaged principally in the transmission of electricity.

        Energía Verde S.A. ("Energía Verde") is engaged principally in the generation of electricity for forest product factories.

        Energy Trade and Finance Corporation (Cayman Islands) is a wholly-owned subsidiary established to facilitate Company financing.

        New Caribbean Investment N.A. is a subsidiary which provides administration services to Compañía Generadora de Electricidad Itabo in the Dominican Republic. AES Gener owns 49.98% of its subsidiary and Norgener, Energía Verde and Energy Trade and Finance Co. each own 0.01% on NCI equity, totaling a participation of 50.01%.

        Gener Colombia S.A. is a wholly-owned subsidiary established to facilitate business in Colombia.

        Chivor S.A. E.S.P. (Colombia) is engaged principally in the generation of electricity.

        Inversiones Termoenergía de Chile Ltda. is a subsidiary wholly-owned by Gener Blue Water, which is a subsidiary wholly-owned by Energy Trade and Finance Co.

        Genergía S.A. is a subsidiary wholly-owned by Nova Gas Andes Power Limited, which in turn is a subsidiary wholly-owned by Energy Trade and Finance Co. Genergía and Nova Gas Andes Power Limited were created as investment company vehicles.

        Compañía Carbones del Cesar Ltda., a wholly-owned subsidiary, is engaged principally in coal production activities. As of December 31, 2003, a net loss was recorded as a provision at December, 31 2003 and was not consolidated in the financial statements of AES Gener S.A.

        The financial statements of Compañía Carbones del Cesar Ltda., are not consolidated as this company is in the process of being sold.

        Petróleos, Asfaltos y Combustibles S.A. (Ex Petróleos y Asfaltos Cordex S.A.) is engaged principally in the construction and operation of a fuel oil and asphalt terminal in the area of Puerto Ventanas, in the Fifth Region of Chile.

        Gener International S.A. engages in investment activities and provides administrative services.

        Gener Argentina S.A., an indirectly wholly-owned subsidiary, manages the Company's investments in Argentina.

        Servicios de Asistencia Técnica S.A. provides engineering, quality-control, and administration services.

Presentation

        These consolidated financial statements have been prepared on the basis of accounting principles generally accepted in Chile. For the convenience of readers outside Chile, the consolidated financial statements have been translated into English, certain reclassifications have been made and certain clarifying account descriptions have been included.

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

        In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold or the amount at which a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available, quoted market prices in active markets have been used as the basis for the measurement; however, where quoted market prices in active markets are not available, the Company has estimated such values based on the best information available, including using modeling and other valuation techniques.

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

        The purchasing power gains and losses have been included in net income within the account "price-level restatement" and reflect the effects of Chilean inflation on the value of monetary assets and liabilities held by the Company.

        The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics ("CPI") and based on the "prior month rule", in which inflation adjustments are based on the consumer price index at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

        The values of the Chilean consumer price index are as follows:

	Index	Change over previous December 31
December 31, 2001	109.76	2.6%
December 31, 2002	112.86	2.8%
December 31, 2003	114.07	1.07%

        The values of the Chilean consumer price index used for financial accounting price-level restatement purposes are as follows:

	Index	Change over-Previous November 30
November 30, 2001	110.10	3.1%
November 30, 2002	113.36	3.0%
November 30, 2003	114.44	1.0%

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

        Assets and liabilities that are denominated in index-linked units of account are stated at the period-end values of their respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (UF), which changes daily to reflect the changes in Chile's consumer price index. Many of the Company's financial investments are denominated in UFs. As the Company's indexed liabilities exceed its indexed assets, the increase in the index results in a net loss on indexation.

        Values for the UF are as follows (historical pesos per UF):

Ch$
December 31, 2001	16,262.66
December 31, 2002	16,744.12
December 31, 2003	16,920.00

Comparative financial statements:

        For comparative purposes, the December 31, 2001, 2002 and 2003 consolidated financial statements, and the amounts disclosed in the related notes to the consolidated financial statements, have been restated in terms of Chilean pesos of December 31, 2003 purchasing power. This updating does not change the prior period's statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

Credit (Charge) to income for price-level restatement and foreign exchange gains and losses:

        The credit or charge to income for price-level restatement in each of the periods consists of the restatements of non-monetary assets and liabilities and net losses due to foreign exchange differences as follows:

	Credit (charge) to income Year ended December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Property, plant and equipment	22,948,470	21,396,786	6,941,969
Other assets in local currency	20,839,350	19,330,435	5,828,349
Other assets in foreign currency	(13,792,748)	13,374,335	(24,118,964)
Liabilities in foreign currency	(15,397,830)	(29,703,043)	11,679,060
UF Indexed liabilities	(14,796,947)	(15,450,847)	(5,201,861)
Shareholders' equity	(24,414,232)	(21,697,041)	(7,782,746)

Net balance sheet effect reflected in income	(24,613,937)	(12,749,375)	(12,654,193)
Net price-level restatement of income statement accounts	(614,664)	(2,159,140)	(167,879)
Net losses due to foreign exchange differences	(477,033)	(3,198,282)	(784,228)

Charge to income	(25,705,634)	(18,106,797)	(13,606,300)

  c) Foreign currency transactions and translation

        In accordance with Technical Bulletin No 64 of the Chilean Association of Accountants and dispositions of Official Circular No. 368 of the SVS, permanent foreign investments established in countries defined by Technical Bulletin No 64 as being unstable, whose activities do not constitute an extension of the parent company's operations are controlled and measured in US dollars. Differences between the Chilean peso and the US dollar exchange rate variation and fluctuations in the Chilean Consumer Price Index (CPI) are accounted for as a charge or credit to the equity reserve account called "Accumulated Foreign Currency Translation Adjustment". Foreign Exchange differences on US dollar denominated liabilities that have been designated as a hedge of such investments are also included in the same equity account to the extent the hedge is effective. This rule corresponds to all US dollar functional currency subsidiaries (Chivor S.A. E.S.P,. Compañía Carbones del Cesar Ltda., TermoAndes S.A. InterAndes S.A., Gener Colombia S.A. and New Caribbean Investment S.A.).

        Balances denominated in foreign currencies or indices have been translated into Chilean pesos at the following rates, which are the Observed Exchange Rates, as reported by the Central Bank of Chile:

	As of December 31,
	2001 Ch$/Unit	2002 Ch$/Unit	2003 Ch$/Unit
Observed Dollar (US$)	654.79	718.61	593.80
Argentine Pesos (Arg$)	385.17	216.45	202.32
Colombian Pesos (Col$)	0.29	0.25	0.21

        To reduce its exposure to the volatility of foreign currencies, the Company enters into currency swap agreements to manage the Company's foreign currency exposure to US dollars. Foreign currency transaction gains (losses) of ThCh$4,610,486, ThCh$(649,699) and ThCh$(1,385,325) are included in the consolidated statements of income in 2001, 2002, and 2003, respectively.

  d) Time deposits, money market funds and commercial paper

        Time deposits and commercial paper for resale are shown at cost plus price-level restatement and accrued interest, which approximates the market value of these items. Money market funds are shown at the lower of cost plus indexation adjustments or market value.

        Commercial paper is classified as other current assets. Such financial instruments include:

        Pagaré Reajustable del Banco Central de Chile (Central Bank Adjustable Promissory Notes or "PRBC"), These notes are bearer, short and long-term debt securities with the principal denominated in UF.

        Pagaré Reajustable del Banco Central de Chile con Pago en Cupones (Central Bank Adjustable Promissory Notes with Coupon Payments or "PRC"). These are long-term debt securities issued by the Central Bank of Chile. The principal is denominated in UF. PRCs are bearer financial instruments with equal consecutive semiannual principal and interest payments.

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

  g) Other current assets

        Other current assets mainly include Commercial paper and Colombian Fiduciary Rights related to the affiliate Chivor S.A. E.S.P. which are presented at cost plus accrued interest.

  h) Property, plant and equipment

        Property, plant and equipment is valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted on June 30, 1986 in accordance with the regulations of the Chilean Superintendence of Securities and Insurance. (See Note 8)

        Depreciation is included in operating costs and includes depreciation for technical reappraisal of fixed assets. Depreciation has been calculated on a straight-line basis over the following useful lives, with the exception of the TermoAndes Power Plant, in which case depreciation is amortized on a usage basis, which uses the total estimated hours of service for the plant's useful life.

Years
Hydroelectric dam	77
Construction and infrastructure	18-42
Machinery and equipment	15-31
Other property, plant and equipment	5-13
Technical revaluation	10

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

  i) Software

        The Company has internally developed computer software as well as acquired software packages. The cost incurred in software development is charged to income and the cost paid to acquire software packages is included in "other fixed assets" and amortized over 36 months. All significant internally developed software was completed prior to 1997.

  j) Investments in related companies

        Investments in companies that are 50%-or-less owned, over which the Company exercises significant influence, and investments in companies in the development stage are shown under Other Non-Current Assets and are accounted for using the equity method. The Company's proportionate share of net income and losses of related companies is recognized in non-operating results in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

  k) Goodwill and Negative Goodwill

        According to Chilean Superintendence rule number 1.358 of December 1997, the excess of cost of an acquired enterprise over the net book value of the assets acquired and liabilities assumed (goodwill) or the excess of this net book value over the cost of the acquired enterprise (negative goodwill) are amortized over 20 years.

        The Company has evaluated the recovery of its goodwill for impairment under the hierarchy of the regulation established in the Technical Bulletin No. 56 of Colegio de Contadores de Chile A. G. (Accountants Association of Chile). As a result of this evaluation, no impairment has been recorded.

  l) Intangibles

        The Company has classified certain assets as intangibles due to their nature and characteristics. These assets have resulted principally from the following:

        The asset revaluation that was performed at the time of the division of the Company's predecessor into three independent companies in 1981, one of which being AES Gener S.A. This intangible asset, representing the price-level restated excess of the market value over the book value of the assets that were transferred to AES Gener S.A., is being amortized over a period of 30 years, beginning on January 1, 1982.

  m) Income taxes

        The Company has recorded provisions at each period-end for income taxes currently payable in accordance with current tax regulations. A detail of such provisions is shown in Note 15.

  n) Deferred income taxes

        Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, and with circular No. 1466 issued on January 27, 2000 by the SVS, recognizing by using the liability method, the deferred tax effects of all temporary differences between the financial and tax values of assets and liabilities and loss carry forwards. As a transitional provision, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability is amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

  o) Bonds payable

        Bonds payable are shown at each period-end at their nominal value plus accrued interest and price-level restatement. The discount amount, the cost of obtaining such financing and other expenses directly related to the issuance of bonds at the time of their placement are presented in "Other Assets" and are amortized using the straight-line method over the contracted term of the bonds. The difference between the straight-line method and the effective interest rate method is not material.

  p) Staff severance indemnities

        The liability for long-term severance indemnities is accrued in accordance with agreements entered into with the employees. This liability is shown at the present value of the expected future payments. At December 31, 2003 and 2002, the staff severance indemnities provision is discounted at an interest rate of 8% and is limited to a service period of 31 years.

  q) Vacation provision

        The Company has recorded a provision for vacations on an accrual basis, in accordance with Technical Bulletin No. 47 of the Chilean Association of Accountants.

  r) Post-retirement benefits

        Beginning January 1, 1999, the Company has accounted for the total liabilities related to voluntary pension plans for retired employees (no active employee is entitled to this benefit when he or she retires) and other post-retirement benefits, as stipulated in collective bargaining agreements. Pension benefits include the payment of a complementary pension in addition to that provided by the Chilean social security system, which is payable for life to retired employees. In addition, these benefits include health services and electricity subsidies. This liability has been recorded at the actuarially determined projected benefit obligation, discounted at an annual rate of 8% at December 31, 2003 and includes the likelihood of such payments or benefits based on mortality (in the case of retired employees) and employee turnover. In the case of current employees, who are only entitled to medical benefits and the electricity subsidies, benefits are recognized based on an estimate of the proportion of such benefits earned as of the balance sheet date. The obligations for medical benefits and electricity subsidies have been determined considering a trend for future medical costs and the fixed electricity bonus granted to retired employees and to active employees after retirement.

  s) Revenue recognition

        Revenues from the sales of electricity are recorded based on output delivery and capacity provided at rates as specified under contract terms or at prevailing market rates.

        Operating income includes uninvoiced income from energy supplied but not billed at each period-end, which has been valued at contracted rates existing at each respective period-end. These amounts are included in current assets, as trade accounts receivable. The related cost of this energy has been included in operating costs. The Company recognized revenues from sales of inventory such as coal and gas upon delivery and revenues from shipping and engineering services upon performance of such services.

  t) Research and development expenses

        The costs of research, project development and special studies are charged to income in the year in which they are incurred, except for the cost of fixed assets once development has been approved. The costs of research and development charged to income were ThCh$163,555, ThCh$82,432 and ThCh$2,600 for the years ended December 31, 2001, 2002 and 2003, respectively.

  u) Forward exchange and swap contracts

        Unrealized gains or losses on forward exchange and swap agreements that are not both designated and effective as hedges are accounted for at market value basis with the effect of the changes in the fair value recorded in income. Net losses on derivatives designated and effective as hedges of assets and liabilities are charged to income. Gains and losses related to qualifying hedges of anticipated transactions and net gains of derivatives designated and effective as hedges of assets and liabilities are deferred and recognized in income in the same period in which the underlying items are settled. These contracts are recorded according to Technical Bulletin No. 57.

        TermoAndes and InterAndes have a swap agreement with Deutsche Bank Securities and Bank BBV Securities in order to fix its variable interest rate (LIBOR) with a 180-day fixed rate. This hedging covers the 92% of the debt.

  v) Statement of cash flow

        The statements of cash flow have been prepared using the direct method in accordance with Technical Bulletin No. 50 of the Chilean Association of Accountants.

        Cash and cash equivalents represent cash, time deposits, money market funds and Commercial paper that can be converted to cash within a term not exceeding 90 days from the acquisition date and without risk of material loss of value.

        "Cash flow from operating activities" includes those cash flows related to the operations of the Company, interest paid, financial income collected and all other cash flows that are not defined as either investing or financing.

  w) Convenience translation to U.S. dollars

        The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2003 observed exchange rate of Ch$593.8 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into United States dollars at such a rate or at any other rate.

2. CHANGES IN ACCOUNTING PRINCIPLES AND PRESENTATION

        Staff Severance Indemnities

        As of January 1, 2002, the Company changed the interest rate used for determining the present value of the provisions for staff severance indemnities and for pensions and post-retirement benefits, reducing it from 10% to 8%. The effect of this change at the beginning of 2002 amounted to ThCh$673,832, which was charged to deferred assets in accordance with Technical Bulletin No. 8 of the Chilean Association of Accountants and will be amortized over 10 years.

        In the years 2001 and 2003 the Company did not have any changes in accounting principles.

3. TIME DEPOSITS

        The detail of time deposits at December 31, 2002 and 2003 is as follows:

	As of December 31,
	Average Interest rate	2002 ThCh$	2003 ThCh$
Time deposit in U.S. dollars (1)	1.00	3,117,426	4,411,604
JP Morgan	1.80	956,088	—
Banco BBVA	1.95	5,046,241	595,762
Bank Boston N.A.	1.32	—	297,793
Bank of America N.A.	0.84	—	1,908,874
Bank Boston N.A.	1.35	—	119,259
BBVA Banco Francés S.A.	1.00	—	213,591
Banco Crédito Inversiones	1.97	5,905,174	495,416
Banco Chile	1.61	5,693,676	—
Banco Santander A.G. Valores	1.75	2,045,009	—
Banco Scotiabank	2.00	—	2,088,964

Total		22,763,614	10,131,263

(1)
Restricted cash, see Notes 25.4.a(iii)

4.    INVENTORIES

        Inventories have been valued in accordance with the policy described in Note 1(f).

        The principal components at each year-end are as follows:

	2002 ThCh$	2003 ThCh$
Coal	13,753,189	6,710,976
Oil	277,542	243,369
Coal in transit	413,035	2,403,510
Imported gas in transit	3,282,402	82,383
Spare parts and materials	3,979,191	1,669,115
Others	406,437	340,576

Total	22,111,796	11,449,929

        Coal is presented net of an allowance for shrinkages amounting to ThCh$213,969 and ThCh$150,914 at December 31, 2002 and 2003, respectively.

        The inventory of materials is presented net of provisions of ThCh$1,243,000 as of December 31, 2003, which is part of a ThCh$ 3,736,000 provision for obsolescence recorded against materials in inventory, property, plant and equipment and other long term assets.

5.    RECOVERABLE TAXES, NET

        The detail of recoverable taxes is as follows:

	2002 ThCh$	2003 ThCh$
VAT credit surplus (Chile)	167,260	180,828
VAT credit surplus (Argentina)	3,449,018	36,315
Excess of income tax estimated monthly payments over the year's tax liability (Chile)	661,761	476,554
Excess of income tax estimated monthly payments over the year's tax liability (Argentina)	178,201	47,760
Excess of income tax estimated monthly payments over the year's tax liability (Colombia)	99,719	34,551

Total	4,555,959	776,008

6.    COMMERCIAL PAPER

        The detail of these financial instruments, which are included within other current assets, is as follows:

DATES
INITIAL DATE	MATURITY DATE	COUNTER PARTY	ORIGINAL CURRENCY	INITIAL AMOUNTS	INTEREST RATE	FINAL AMOUNT	MARKET VALUE
						ThCh$	ThCh$
Dec. 29, 2003	Jan. 05, 2004	BBVA Corredores de Bolsa	Ch$	1,500,000	0.21	1,500,735	1,500,210
Dec. 24, 2003	Jan. 06, 2004	Banco de Chile	Ch$	611,000	0.21	611,556	611,299
Dec. 29, 2003	Jan. 06, 2004	Scotiabank Sud Americano	Ch$	1,000,000	0.21	1,000,560	1,000,140
Dec. 29, 2003	Jan. 07, 2004	Banco de Chile	Ch$	1,500,000	0.22	1,500,990	1,500,220
Dec. 29, 2003	Jan. 08, 2004	Valores Security C.B.	Ch$	1,500,000	0.28	1,501,400	1,500,280
Dec. 29, 2003	Jan. 12, 2004	Consorcio C.B.	Ch$	1,500,000	0.23	1,501,610	1,500,230
Dec. 29, 2003	Jan. 13, 2004	BCI C.B.	Ch$	1,646,000	0.24	1,647,975	1,646,263
Dec. 26, 2003	Jan. 05, 2004	Banco de Chile	UF	652,223	0.18	652,614	652,418
Dec. 26, 2003	Jan. 05, 2004	Banco de Chile	UF	30,777	0.18	30,796	30,787
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	26,288	0.24	26,303	26,292
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	1,159	0.24	1,159	1,159
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	239	0.24	239	239
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	418,169	0.24	418,403	418,236
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	10,396	0.24	10,401	10,397
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	10,288	0.24	10,294	10,290
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	93,878	0.24	93,930	93,893
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	466,584	0.24	466,845	466,659
Dec. 29, 2003	Jan. 05, 2004	BCI C.B.	UF	105,534	0.23	105,591	105,550
Dec. 29, 2003	Jan. 05, 2004	BCI C.B.	UF	125,729	0.23	125,797	125,748
Dec. 29, 2003	Jan. 05, 2004	BCI C.B.	UF	218,645	0.23	218,762	218,678
Dec. 29, 2003	Jan. 05, 2004	BCI C.B.	UF	162,764	0.23	162,851	162,789
Dec. 29, 2003	Jan. 05, 2004	BCI C.B.	UF	100,335	0.23	100,389	100,351
Dec. 29, 2003	Jan. 05, 2004	BCI C.B.	UF	1,993	0.23	1,994	1,993
Dec. 30, 2003	Jan. 06, 2004	BCI C.B.	UF	805,381	0.23	805,751	805,442
Dec. 30, 2003	Jan. 06, 2004	BCI C.B.	UF	72,619	0.23	72,653	72,625
Dec. 9, 2003	Jan. 12, 2004	Banco Estado	US$	593,800	2.20	595,034	594,598
Dec. 15, 2003	Jan. 12, 2004	BBVA	US$	2,434,580	2.00	2,438,367	2,436,744
Dec. 29, 2003	Jan. 19, 2004	Citibank N.A.	US$	2,493,960	2.30	2,497,306	2,494,279
Dec. 30, 2003	Jan. 07, 2004	BCI	US$	35,965	1.60	35,641	35,630
Dec. 22, 2003	Jan. 06, 2004	BCI	US$	7,134,840	2.00	7,130,944	7,129,163
Dec. 22, 2003	Jan. 06, 2004	Banco BBVA BHIF	US$	3,683,470	2.10	3,681,918	3,680,631
Dec. 22, 2003	Jan. 06, 2004	Banco BBVA BHIF	US$	3,061,927	2.10	3,060,637	3,059,567
Dec. 22, 2003	Jan. 06, 2004	Banco de Chile	US$	7,314,840	1.80	7,131,538	7,128,807

				39,313,383		39,140,983	39,121,607

7.    OTHER CURRENT ASSETS

       Other current assets at the end of each year are as follows:

	2002 ThCh$	2003 ThCh$
Chivor trust accounts receivable	7,807,336	8,542,881
Chivor trust investments	407,831	1,361,959
Commercial paper	8,234,403	9,258,643
Commercial paper (UF)	—	29,862,964
Swap TermoAndes and InterAndes	—	(1,427,889)
Rights Forwards	—	5,932,770
Obligation Forwards	—	(6,053,061)
Not carried out results Forwards	—	13,630
Other Current Assets	361,611	16,055

Total	16,811,181	47,507,952

        Under the provisions of the credit agreement with a syndicate of banks led by Bank of America, Chivor S.A.E.S.P, a subsidiary of Energy Trade Finance Corp. (a subsidiary of Gener) located in Columbia, is required to hold in trust the proceeds of the collection of its energy and capacity sale invoices to guarantee the payment of the syndicated bank loan. Trust assets are invested in commercial paper in Columbia.

        The trust restricts all Chivor's accounts receivable. A portion of accounts receivable estimated to cover Chivor's operating expenses is transferred to Chivor's unrestricted receivable account, and is included in the consolidated accounts receivable balance of Gener. The excess funds remaining in the trust are converted into U.S. dollars and are held in a U.S. dollar bank account in Columbia, classified as Chivor trust investments above.

8.    PROPERTY, PLANT AND EQUIPMENT

  a)
  Detail of fixed assets

        Property, plant and equipment has been valued and its depreciation has been calculated in accordance with Note 1(h). The items comprising property, plant and equipment at each period-end include mainly the buildings, generating systems and transmission systems comprising the Company's power plants, as follows:

	Fixed Assets As of December 31,		Accumulated Depreciation As of December 31,
	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
Land	8,497,760	8,018,338	—	—
Buildings	804,773,950	724,262,096	(182,907,241)	(180,446,732)
Transmission and generation system	995,530,056	939,512,695	(315,608,747)	(344,038,848)
Process and communication equipment	14,860,014	16,649,098	(9,080,483)	(9,670,334)
Furniture and others	3,827,896	3,591,100	(1,825,552)	(2,286,528)
Other fixed assets	11,542,843	8,116,417	(1,692,038)	(1,881,457)
Technical revaluation	42,213,625	42,213,625	(29,727,581)	(31,108,358)

Subtotal	1,881,246,144	1,742,363,369	(540,841,642)	(569,432,257)
Projects under development	12,927,368	11,324,692	—	—

Total fixed assets before depreciation	1,894,173,512	1,753,688,061	(540,841,642)	(569,432,257)

Total fixed assets net of depreciation	1,353,331,870	1,184,255,804	—	—

  b)
  Technical revaluation and adjustment of book value

        Property, plant and equipment includes net increases arising from the technical revaluation of certain assets performed during 1986, in accordance with regulations of the Superintendence of Securities and Insurance.

        The accumulated net effect of these revaluations as of each year-end is detailed below by class of asset:

  •
  Technical Revaluation that increased the book value of fixed assets:

	Fixed Assets As of December 31,		Accumulated Depreciation As of December 31,
	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
Transmission and generation System	42,207,445	42,207,445	(29,721,416)	(31,102,188)
Process and communication equipment	5,673	5,673	(5,658)	(5,663)
Furniture and others	507	507	(507)	(507)

Total technical revaluation (positive asset)	42,213,625	42,213,625	(29,727,581)	(31,108,358)

  •
  Technical Revaluation that decreased the book value of fixed assets:

	Fixed Assets As of December 31,		Accumulated Depreciation As of December 31,
	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
Land	(503,778)	(461,900)	—	—
Buildings	(116,690)	(107,244)	65,468	61,203

Total technical revaluation (negative asset)	(620,468)	(569,144)	65,468	61,203

        The technical revaluation that decreased the value of land and buildings has been directly deducted from the book value of these fixed assets.

  c)
  Details of other fixed assets are as follows:

	Fixed Assets As of December 31,		Accumulated Depreciation As of December 31,
	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
Materials and parts	8,778,595	5,269,528	—	—
Leasing contracts	82,077	41,136	(42,871)	(37,708)
Others	2,682,171	2,805,753	(1,649,167)	(1,843,749)

Total	11,542,843	8,116,417	(1,692,038)	(1,881,457)

  d)
  Charges to depreciation for the period are as follows:

	As of December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Property, plant and equipment	45,247,566	48,360,224	44,650,717
Leasing contracts	17,103	22,804	17,118
Technical revaluation	1,686,493	1,687,514	1,312,755

Total	46,951,162	50,070,542	45,980,590

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)

9.    INVESTMENTS IN RELATED COMPANIES

  a)
  Investments in related companies are accounted for in accordance with Note 1(k). The details are as follows:

				Percentage of Participation			Equity of The Company		Net income (loss) of the Company			Net income (loss) of Investment			Investment Value		Unreralized Results		Book Value of The Investment
Company	Country	Currency	Number Of Shares	2001%	2002%	2003%	2002 ThCh$	2003 ThCh$	2001 ThCh$	2002 ThCh$	2003 ThCh$	2001 ThCh$	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
Central Puerto S.A. (2)	Argentina	Dollar	—	0.00	0.00	0.00	—	—	4,454,987	—	—	2,848,519	—		—		—		—	—
C.G.E. Itabo S.A	R. Dominicana	Dollar	14,091,707	25.01	25.00	25.00	247,323,890	206,832,276	7,751,333	(7,332,534)	4,487,674	1,938,220	(1,833,500)	1,122,143	61,843,339	51,718,411	—		61,843,339	51,718,411
Hidroneuquén S.A. (1)(2)	Argentina	Dollar	—	0.00	0.00	0.00	—	—	429,036	—	—	214,518	—		—		—		—	—
Empresa Eléctrica Guacolda S.A.	Chile	Ch$	64,779,500	50.00	50.00	50.00	82,389,314	98,189,570	(9,254,626)	1,636,604	15,800,256	(4,627,314)	818,302	7,900,128	41,194,657	49,094,785	1,688,586	1,629,483	39,506,071	47,465,302
Puerto Ventanas S.A.	Chile	Ch$	—	0.00	0.00	0.00	—	—	2,232,475	—	—	1,559,830	—		—		—		—	—
Gasoducto Gasandes S.A. (1)	Argentina	Dollar	10,850,710	13.00	13.00	13.00	92,885,934	80,615,476	8,521,538	5,630,726	4,622,139	1,107,800	731,994	600,878	12,075,171	10,480,012	—		12,075,171	10,480,012
Agencias Universales S.A. (2)	Chile	Ch$	—	0.00	0.00	0.00	—	—	453,895	—	—	121,190	—		—		—		—	—
Oilgener Inc. (3)	U.S.A.	Dollar	—	100.00	0.00	0.00	—	—	(903,119)	—	—	(903,119)	—		—		—		—	—
Cía. Chilena de Navegación Interoceánica S.A. (2)	Chile	Ch$	—	0.00	0.00	0.00	—	—	(862,736)	—	—	(112,242)	—		—		—		—	—
Gasoducto Gasandes S.A.	Chile	Ch$	22,464	13.00	13.00	13.00	37,483,711	31,849,036	(1,622,450)	299,028	1,182,256	(210,918)	38,874	153,693	4,872,882	4,140,375	—		4,872,882	4,140,375
Cía. Carbones del Cesar Ltda. (1).	Colombia	Dollar	9,080,008	100.00	99.00	99.00	4,039,134	3,354,530	—	—	—	—	—		4,039,055	3,354,496	—		4,039,055	3,354,496
Portuaria Cabo Froward S.A. (2)	Chile	Ch$	—	0.00	0.00	0.00	—	—	304,018	—	—	64,391	—		—		—		—	—
Explotaciones Sanitarias S.A. (3)	Chile	Ch$	—	51.00	0.00	0.00	—	—	298,944	—	—	152,462			—		—	—	—	—
Serv. Int. de Generación de E.Eléctrica S.A.(3)	Chile	Ch$	—	40.00	0.00	0.00	—	—	869,630	—	—	347,852	—		—		—		—	—
Ecogener S.A. (3)	Chile	Ch$		51.00	0.00	0.00	—	—	305,893	—	—	156,006			—		—		—	—
CDEC-SING Ltda.	Chile	Ch$	100,641,422	28.38	33.00	28.00	435,810	431,541	(31,741)	(26,080)	(1,420)	(10,581)	(8,693)	(406)	145,270	123,297	—		145,270	123,297
CDEC-SIC Ltda.	Chile	Ch$	62,769,168	18.75	15.00	15.00	455,244	357,777	(37,852)	(7,426)	(97,472)	(6,622)	(1,142)	(14,996)	70,037	55,042	—		70,037	55,042
Energen S.A. (1)(4)	Argentina	Dollar	11,999	100.00	99.00	99.00	—	—	(411,068)	(40,727)	(3,501)	(411,068)	(40,727)	(3,500)	—		—		—	—
MEGA Inc.(2)	U.S.A	Dollar	—	0.00	0.00	0.00	—	—	451,267	—	—	(451,267)	—	—	—	—	—	—	—	—
Oilgener Ltd. (1)(3)	Argentina	Dollar	11,000	100.00	0.00	0.00	—	—	(1,240,307)	—	—	(1,240,307)	—		—		—		—	—

															124,240,411	118.966.418	1,688,586	1,629,483	122,551,825	117,336,935

1)
These companies operate in countries considered unstable. The foreign exchange gains included in income that are attributable to the remeasuring of the financial statements of these companies into US Dollar amount to ThCh$477,033, ThCh$3,198,283 and ThCh$784,227 for the years ended December 31, 2001, 2002 and 2003, respectively.

2)
Sold during 2001

3)
Sold during 2002

4)
Not Consolidated subsidiary. The amounts of total assets, total liabilities and results of operations are immaterial.

        Provisions recorded for investments held for sale are as follows:

	As of December 31,
Company	2002 ThCh$	2003 ThCh$
Carbones del Cesar (1)	1,385,954	1,756,164

(1)
An accrual for the anticipated loss on the sale of Carbones del Cesar was recorded in 2002. The Company continues to maintain this provision as negotiation for the sale is occurring.

        Additional information concerning this item is as follows:

          a)     Authorization obtained for not consolidating the financial statements of those subsidiaries that are in the process of being sold.

        The Superintendence of Securities and Insurance ("SVS"), in accordance with its communication No. 02385 of April 12, 2001, authorized AES Gener S.A. to not consolidate its results with those of its subsidiaries Oilgener Inc., Explotaciones Sanitarias S.A, Ecogener S.A. and Carbones del Cesar.

        Finally, the SVC established through such communication that the investments in these subsidiaries must be presented under the item "investment in related companies" until they are sold or there is a purchase commitment.

        The authorization requested from the SVC was based on the intention of AES Gener management to sell its interest in those subsidiaries and initiating the bid process over such investments. Note 34 shows the financial statements of the non-consolidated subsidiaries.

        In 2002, Explotaciones Sanitarias S.A. and Ecogener S.A. were sold. In addition, the assets of the subsidiary Oilgener Inc. were sold in 2002.

          b)    The Merchant Energy Group of the Americas, Inc. (MEGA)

        In June 2001, AES Gener S.A. sold its 50% interest in MEGA for ThUS$289. The net income after tax originated by this transaction amounted to ThCh$224,968 in 2001.

          c)     Compañía Carbones del César Ltda. (Colombia).

        During 2002 and 2003, AES Gener S.A. made contributions of ThUS$176 and ThUS$75, respectively.

          d)    Puerto Ventanas S.A.

        On July 26, 2001, AES Gener S.A. sold 53,190,000 shares of Puerto Ventanas S.A equivalent to 66.33% of its outstanding shares, for ThCh$40,023,270. In the same month the company sold its remaining 2,840,611 shares of Puerto Ventanas S.A. equivalent to 3.54% of the total outstanding shares for ThCh$2,137,447. The net income after tax originated by this transaction amounted to ThCh$8,768,982.

          e)     Compañía Chilena de Navegación Interoceánica S.A. (CCNI)

        On February 9, 2001, AES Gener S.A informed Sociedades de Inversiones Paine S.A., Inversiones Tongoy S.A. and Inversiones Patagonia Ltda. of its decision to exercise its option over all the shares of Compañía Chilena de Navegación Interoceánica S.A.. On April 4, 2001, AES Gener S.A. bought, acquired and accepted the ownership of the 35,564,602 shares, which represents 13.01% of the outstanding shares of Compañía Chilena de Navegación Interoceánica S.A. The price of this transaction was paid through the compensating loan existing with the sellers.

        On June 12, 2001, AES Gener sold 71,129,207 shares of Compañía Chilena de Navegación Interoceánica S.A. to Compañía Sud Americana de Vapores S.A., equivalent to 26.02% of the outstanding shares, for US$3,903,000. This transaction generated a net loss after tax amounting to ThCh$5,888,343.

          f)      Agencias Universales S.A. (Agunsa)

        On June 14, 2001, AES Gener sold to Sudamericana Agencias Maritimas y Areas S.A. 228,311,092 shares of Agencias Universales S.A. equivalent to 26.70% of the outstanding shares for ThUS$10,060. Such transaction generated a net loss after tax amounting to ThCh$1,578,699.

          g)    Portuaria Cabo Froward S.A.

        On August 27, 2001, AES Gener S.A. sold to Empresas Navieras S.A. 10,158,935 shares of Portuaria Cabo Froward S.A. equivalent to 8.97% of the outstanding shares, for ThCh$923,447.

        On August 31, 2001, AES Gener S.A. sold to Inmobiliaria Dos Robles S.A. 2,623,458 shares of Portuaria Cabo Froward equivalent to 2.32% of the outstanding shares, for ThCh$238,472.

        On August 31, 2001, AES Gener S.A sold to Puerto de Lirquén S.A. 11,200,000 shares of Portuaria Cabo Froward equivalent to 9.89% of the outstanding shares, for ThCh$1,018,080. These transactions generated a net loss after tax amounting to ThCh$341,290.

          h)    Hidroneuquén S.A. (Argentina)

        On September 21, 2001, AES Gener S.A exercised its option to buy 53,306,844 shares of Hidroneuquén equivalent to 19.02% of the outstanding shares. Such transaction increased the Company's interest in Hidroneuquén to 43.28%. AES Gener S.A. paid ThUS$4,402 for such shares.

        On September 21, 2001, AES Gener SA sold to Total Austral S.A. (Argentinean branch) 121,283,366 shares of Hidroneuquén S.A. equivalent to 43.28% of the outstanding shares, for ThUS$44,781.

        Likewise, on that same date, Gener Argentina S.A., a subsidiary of AES Gener S.A., sold to Total Austral S.A. (Argentinean branch) 74,937,265 shares of Hidroneuquén S.A. equivalent to 26.74% of the outstanding shares, for ThUS$27,669 These transactions generated a net loss after tax amounting to ThCh$16,259,168.

          i)      Central Puerto S.A. (Argentina)

        On July 27, 2001, AES Gener S.A. sold to Total Austral S.A. (Argentinean branch) 56,589,164 shares of Central Puerto S.A. equivalent to 63.94% of the outstanding shares, for ThUS$255,000. Such transaction generated a net income after taxes amounting to ThCh$52,784,531.

          j)      Oilgener Inc.

        On November 5, 2002, AES Gener S.A. sold to Energy Holdings LLC its ownership rights over the assets of this company, as well as the rights of AES Gener S.A. over the contract with the Chilean State for the development of the Fell-Block area. These assets together with the investment in Oilgener Argentina Ltda. were sold for ThUS$500. Said operation generated a net loss after tax of ThCh$3,916,249 in 2002.

        In 2003, the net book value of the investment was written-off for ThCh$1,501,059.

  k)
  Explotaciones Sanitarias and Ecogener S.A.

        On November 25, 2002, AES Gener S.A sold to Inversiones Residuos y Tratamientos S.A. 51,000 shares of Explotaciones Sanitarias and 663,918 shares of Ecogener equivalent to 51% and 50.61% respectively, of the outstanding shares of those companies. The remaining 0.39% interest in Ecogener S.A. (equivalent to 5,100 shares) was sold to Explotaciones Sanitarias S.A. The total amount obtained in the sale of these companies was ThCh$3,722,400, which generated a net loss after tax amounting to ThCh$1,231,243.

  l)
  Information on investments overseas

        The liabilities of AES Gener that have been specifically designated as foreign investment hedge instruments of U.S. dollar functional currency subsidiaries are as follows:

        USA bond for US$200,000,000, repayment of capital due on January 15, 2006.

        Convertible bond for US$476,638,900, repayment of capital due on March 1, 2005.

  m)
  Unrealized gains

        The unrealized gains correspond to services provided by AES Gener S.A. for the construction of the Empresa Eléctrica Guacolda S.A. plants. Such amount is part of the construction cost of the corresponding fixed assets and is amortized over the average useful life of each power plant.

  n)
  Argentinean companies

        AES Gener S.A. owns the following direct investments in Argentina:

        Gener Argentina S.A. (100%) that consolidates TermoAndes S.A. (100%) and InterAndes S.A. (100%) and also owns an investment in Energen S.A. (100%) and Gasoducto Gasandes Argentina S.A. (13%), which have been valued according to the accounting standards of Technical Bulletin No. 64 issued by the Chilean Association of Accountants. Those investments represent 7.5% of total of consolidated assets of AES Gener S.A. as of December 31, 2003.

  o)
  Investments in Selling Process

        In accordance with the agreement adopted by the Board of Directors during its 437th session held on February 28, 2001, the Company was authorized to sell those subsidiaries that were not part of the electric business in Chile, including Empresa Generadora de Electricidad Itabo Inc., Compañía de Carbones del Cesar Ltda., Chivor S.A. E.S.P., Gasoducto Gasandes S.A. and Gasoducto Gasandes Argentina S.A. (Argentina). With the exception of Compañía de Carbones del Cesar Ltda, none of these companies are in the process of being sold.

  p)
  SIGEN S.A.

        On January 25, 2002, AES Gener S.A. sold to General Electric Internacional 400 shares of Servicios Integrales de Generación Eléctrica S.A., equivalent to 40% of the total outstanding shares, for ThCh$301,438, resulting in a net loss after tax of ThCh$672,382 in 2002.

  q)
  Sociedad Eléctrica Santiago S.A.

        On May 27, 2002, AES Gener S.A. increased its direct equity share participation in Sociedad Eléctrica Santiago S.A. by purchasing an additional 39% of the total outstanding shares that were previously owned by Sociedad Termoenergía Ltda and Genergía S.A. of 24% and 15% respectively.

  r)
  Remittable earnings from overseas investments.

        As of December 31, 2003, there were undistributed earnings from New Caribbean Investment S.A. of RD$59,697,306 (ThCh$2,026,425).

  s)
  Valuation of investments

        Based on Ordinance No. 150 issued by the SVS, a study of investments was performed that determined that the expected cash flows to be generated by those investments are enough to recover their book values. In the case of Compañía de Carbones del Cesar Ltda, which is undergoing a divesture process, a provision of ThCh$1,385,954 associated with the lower value that is expected to be received from the sale was established in 2002.

10. GOODWILL AND NEGATIVE GOODWILL

        This note includes the difference between the acquisition cost and the proportional equity value of investments in related companies. The amortization of these values is recognized in income on a straight-line basis over a 20-year period, in accordance with Circular No. 1358 of the SVS. The details of goodwill and negative goodwill are as follows:

		Amortization
Company	Balances as of December 31, 2002				Balances as of December 31, 2003
		2001	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
a) Goodwill:
Empresa Eléctrica Guacolda S.A.	626,033	56,911	56,913	56,912	569,121
Gasoducto Gasandes S.A.	1,330,578	102,352	102,352	102,352	1,228,226
Gasoducto Gasandes S.A. (Argentina)	2,325,800	167,909	178,907	146,371	1,756,450
Oilgener Ltd. (Argentina) (1)	—	159,048	—	—	—
Explotaciones Sanitarias S.A. (1)	—	261,315	216,071	—	—
Gener Blue Water (Islas Cayman)	1,068,245	52,174	55,571	61,927	1,068,245
Sociedad Eléctrica Santiago S.A.	3,214,401	341,594	341,595	341,595	2,872,806
Genergia Power Ltd. (Islas Cayman)	829,661	3,654	43,652	43,859	812,400

	9,394,718	1,144,957	995,061	753,016	8,307,248

b) Negative goodwill:
Puerto Ventanas S.A. (1)	—	20,955	—	—	—
Central Puerto S.A. (Argentina) (1)	—	598,979	—	—	—
Hidroneuquén S.A. (Agentina) (1)	—	1,589,411	—	—	—

	—	2,209,345	—	—	—

(1)
These companies were sold in 2001 and 2002.

11. INTANGIBLES

      The details of intangibles are as follows:

	As of December 31,
	2002	2003
	ThCh$	ThCh$
Revalued asset from the Company?s predecessor (1981)	5,889,447	5,889,448
Others	20,288	42,568

Total	5,909,735	5,932,016
Accumulated Amortization	(4,123,833)	(4,319,893)

Total Intangible net of Accumulated Amortization	1,785,902	1,612,123

Charge to net income	196,060	196,060

        Amortization expense is included within "Other non-operating expenses" (Note 29).

12. OTHER LONG TERM ASSETS

        The details of other long term assets are as follows:

	2002	2003
	ThCh$	ThCh$
Advances to suppliers (f)	4,878,619	4,168,859
Discount in bonds issuance (a)	1,948,559	1,675,209
Deferred expenses in issuance of bonds and others (b)	6,414,500	4,006,959
Materials (g)	1,395,642	243,444
Pension plans deferred assets (c)	1,289,481	1,479,426
Power supply to Fifth Region (d)	1,838,684	1,266,778
Time deposits (restricted cash, see Note 25.4.a(iii))	22,472,283	12,795,011
Deferred assets staff severance indemnities and pensions plans (c)	673,832	606,450
Deferred charges of bonds	—	220,972
Other deferred charges	3,930,873	2,710,161

Totals	44,842,473	29,173,269

a)
Discount in bonds issuance corresponds to the difference between its par value and the issuance amount. These amounts are amortized over the life of the instrument.

b)
Deferred expenses in the issuance of bonds and others correspond to expenses incurred in their issuance and legal expenses which are amortized over the maturity date of the bonds.

  At December 31, 2003 this item includes ThCh$1,774,059 of direct costs incurred for the issuance and placement of convertible bonds made in 1998 and 1999.

  The amortization of the year amounted to ThCh$5,591,925, ThCh$2,876,376 and ThCh$2,876,741 in 2001, 2002 and 2003, respectively, and is included within non operating expenses.

c)
Pension plan deferred assets: The total amount ThCh$1,064,405 as of December 31, 2003 includes ThCh$131,816 which is amortized over a 1 year period and ThCh$932,589 resulting from the transition obligation which is amortized over a 10 year period. The amortization was ThCh$220,943, ThCh$225,076, and ThCh$992,459 in 2001, 2002 and 2003, respectively.

  Deferred asset amounts of ThCh$673,832 in 2002 allocated to staff severance indemnities and pensions plans resulted from changing the discount rate from 10% to 8% in 2002. These deferred assets are amortized over a 10 year period.

d)
Power Supply to 5th Region corresponds to the prepayment made on the transportation contract that relates to energy transported from the SIC (Central Interconnected System) to the 5th Region. The prepayment is amortized over 10 years, starting May 1, 2000.

e)
Long term time deposits correspond to the obligation of TermoAndes S.A. and InterAndes S.A. to make time deposits with JP Morgan on a monthly basis to guarantee the payment of negotiable liabilities.

f)
The advances to suppliers at December 31, 2003 include ThCh$2,406,286 (ThCh$2,609,981 in 2002) of a loan issued by Gener Colombia S.A. to Carbones Colombianos del Cerrejón, with a 13.9433% annual effective interest rate, due monthly in 5 equal payments of US$1,025,399.45 from July 1, 2005.

g)
Materials include specific equipment and material of low rotation, which are expected to be used in the long term.

13. SHORT-TERM AND LONG-TERM ACCOUNTS RECEIVABLE

       The details of short-term and long-term accounts receivable are as follows:

	SHORT-TERM MATURITIES
	Less than 90 Days		More than 90 Days Less than 1 Year			Total Current Assets		LONG-TERM MATURITIES
	2002	2003	2002	2003	SubTotals	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$
Trade Account Receivable	25,119,499	27,672,281	8,962,693	3,132,842	30,805,123	33,987,117	29,367,132	—	—
Allowance for Doubtful Accounts	(3,048,830)	(1,437,991)	—	—	(1,437,991)	—	—	—	—
Notes Receivable	615,278	237,542	12,033	21,150	258,692	627,311	258,692	—	—
Sundry Accounts Receivable	1,998,833	1,557,139	535,475	850,969	2,408,108	2,534,308	2,408,108	6,638,194	7,462,123

						37,148,736	32,033,932	6,638,194	7,462,123

        Long-term accounts receivable at December 31, 2002 and 2003 mainly include ThCh$5,863,541 and ThCh$7,455,173, respectively, of amounts paid under a take-or-pay contract for the transportation of gas, in excess of the gas received. In accordance with the terms of the contract, the minimum payments in excess of the gas received are applied to future purchases of gas and bear no interest. The balance at December 31, 2002 includes ThCh$746,584 of management fees due from Hidroeléctrica Piedra del Aguila, an Argentinean power Company that was related to AES Gener until September 2001, which bear no interest.

14.    CURRENT LIABILITIES

        The following liabilities, excluding bank liabilities, are due to within a year:

	As of December 31,
	2002 ThCh$	2003 ThCh$
Short-term portion of long-term liabilities	14,401,133	3,856,460
Dividends payable	148,679	113,715
Bonds payable	41,490,179	31,795,165
Trade accounts and notes payable	40,192,847	38,115,648
Accounts and notes payable to related companies	1,325,954	1,203,087
Taxes, withholdings and other	9,277,010	10,321,225

Total	106,835,802	85,405,300

        Accounts payable and other short-term liabilities mainly correspond to purchases of coal, energy and electricity power.

        Average annual interest rates were as follows:

	As of December 31,
	2002	2003
a) Average annual interest rate: UF obligations	7.50%	7.50%
b) Average annual interest rate: US$ obligations	6.32%	5.86%

15.    INCOME TAXES

a)
Taxes payable

        As of December 31, 2003 and 2002, the Company did not record income taxes payable because at the end of both periods, a negative taxable base of the first category tax was determined, except for the subsidiary Energía Verde S.A., which recorded ThCh$173,467 since it had net income of ThCh$1,051,317.

b)
Undistributed Dividend tax credits

        As of December 31, 2002 and 2003, the Company and subsidiaries have no undistributed dividend tax credits.

c)
Deferred taxes

        The deferred tax assets and liabilities arising from accumulated temporary differences and the deferred tax complementary accounts are set out below:

	2002				2003
	Deferred Asset		Deferred Liability		Deferred Asset		Deferred Liability
	Short- term ThCh$	Long-term ThCh$	Short- term ThCh$	Long-term ThCh$	Short- term ThCh$	Long-term ThCh$	Short- term ThCh$	Long-term ThCh$
Allowance for doubtful accounts	10,993	—	—	—	10,884	442,306	—	—
Vacation allowance	193,518	—	—	—	222,962	—	—	—
Accelerated depreciation	—	421,639	—	97,254,846	—	364,106	—	99,256,030
Staff severance indemnities	—	—	—	92,897	—	—	—	143,486
Amortization of Intangibles	—	42,689	—	300,155	—	—	—	—
Lease assets	—	—	—	—	—	—	—	387
Benefit of tax losses	—	—	—	607,789	—	—	—	—
Loss carryforward	—	42,585,191	—	—	—	47,051,224	—	—
Other	528,612	3,187,452	—	982,797	698,046	(5,804,110)	—	4,638,848
Coal allowance	—	—	—	—	25,655	—	—	—
Sale on investments in related companies	—	—	—	—	—	1,750,510	—	652,323
Lease, net	—	—	—	—	—	476	—	—
Allowance for supplies and inventories	—	—	—	—	231,880	—	—	—
Provision for retirement of machinery and equipment	—	—	—	—	29,013	211,310	—	—
Pension plans provision (Long-term)	—	—	—	—	—	143,792	—	—
Intangibles	—	—	—	—	—	—	—	266,824

Subtotal	733,123	46,236,971	—	99,238,484	1,218,440	44,159,614	—	104,957,898
Net Complementary Accounts	—	8,404,560	—	57,405,730	—	2,812,537	—	54,554,185

Total deferred taxes	733,123	37,832,411	—	41,832,754	1,218,440	41,347,077	—	50,403,713

        These deferred taxes are presented on a net basis in the balance sheet.

	As of December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Current income tax	(3,045,423)	(989,380)	(826,710)
Adjustment to income taxes of prior periods	(1,137,333)	—	—
Deferred income tax	(8,777,341)	(7,188,566)	(7,066,175)
Benefit of tax losses	(3,851,738)	11,568,413	4,649,979
Amortization of complementary accounts	9,110,843	(5,053,573)	(1,505,480)
Other	651,731	(305)	—

Charge to income	(7,049,261)	(1,663,411)	(4,748,386)

d)
Tax loss carryforwards

        In accordance with the registry of the Fondos de Utilidad Tributaria, or FUT, as of December 31, 2003 and 2002, the company had tax loss carryforwards of ThCh$207,198,654 and ThCh$212,939,441 respectively, as follows:

	As of December 31,
	2002 ThCh$	2003 ThCh$
Chile	173,889,200	142,482,510	(2)
Argentina	—	6,769,766	(1)
Colombia	39,050,241	57,946,378	(1)

Total	212,939,441	207,198,654

(1)
Tax losses with a 5-year maturity term.

(2)
Tax losses with an indefinite term.

16.    SHORT-TERM BANK LIABILITIES

        Short-term bank liabilities as of December 31, 2002 and 2003 are as follows:

	CURRENCY
	US DOLLARS		TOTAL
BANK	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
Short-Term
ABN AMRO Colombia	11,612,738	2,396,773	11,612,738	2,396,773
BCI	467,328	1,092,402	467,328	1,092,402
Scotiabank	311,551	728,269	311,551	728,269

Total	12,391,617	4,217,444	12,391,617	4,217,444

Principal	11,612,738	3,066,170	11,612,738	3,066,170

Annual Average Interest rate	5.32%	4.21%

Short-term portion of long-Term bank liabilities	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
Bank of America	13,820,178	11,282,200	13,820,178	11,282,200
BBVA Banco Francés	974,570	—	974,570	—
Swap (Bco. Francés y Deutsche)	1,755,087	1,337,257	1,755,087	1,337,257
ABN AMRO Colombia	129,378	—	129,378	—

Total	16,679,213	12,619,457	16,679,213	12,619,457

Principal	15,575,266	12,619,457	15,575,266	12,619,457

Annual Average interest rate	8.25%	5.15%

17.    LONG-TERM BANK LIABILITIES

        The detail of this item is as follows:

	2002			Repayment 2003
Bank	Currency	Total Long Term ThCh$	1-2 years ThCh$	2-3 years ThCh$	3-5 years ThCh$	Total Long-Term ThCh$	Average Annual Interest Rate%
ABN AMRO Bank	US$	2,903,184	—	—	—	—	—
Bank of America	US$	218,873,790	17,728,573	139,390,907	—	157,119,480	4.64%
BBVA-Banco Francés S.A.	Arg$	753,167	—	—	—	—	—
Scotiabank	US$	6,967,644	4,987,915	—	—	4,987,915	3.08%
Banco Crédito Inversiones	US$	10,451,449	7,481,873	—	—	7,481,873	3.08%

Total		239,949,234	30,198,361	139,390,907	—	169,589,268	—

18.    LONG-TERM LIABILITIES (EXCLUDING BANK LIABILITIES)

			Balances as of December 31, 2002			Balances as of December 31, 2003
Bank	Type of Currency		Long-Term portion ThCh$	Short-term portion ThCh$	Total ThCh$	Long-term portion ThCh$	Short-term portion ThCh$	Total ThCh$
Bonds payable		UF	18,365,955	285,538	18,651,493	18,375,120	285,680	18,660,800
Bonds payable	US$		41,733,276	691,269	42,424,545	34,143,500	565,552	34,709,052
Bonds payable in foreign countries	US$		273,739,443	33,575,407	307,314,849	187,525,829	25,298,921	212,824,750
Convertible bonds	US$		345,942,654	6,937,965	352,880,620	283,028,179	5,645,012	288,673,191

Subtotal			679,781,328	41,490,179	721,271,507	523,072,628	31,795,165	554,867,793

Notes payable (a)	US$		2,495,447	—	2,495,447	617,522	—	617,522

Subtotal			2,495,447	—	2,495,447	617,522	—	617,522

Provision for staff severance indemnities	Ch$		679,521	197,424	876,945	1,097,263	33,654	1,130,917
Provision for post-retirement pension Plan	Ch$		4,406,496	666,603	5,073,099	4,725,744	709,349	5,435,093
Provision for staff severance indemnities	Col$		2,154,343	—	2,154,343	2,274,933	—	2,274,933
Other provisions	Ch$		1,333,287	6,587,573	7,920,860	409,304	5,347,076	5,756,380
Other provisions	Col$		290,376	30,984	321,360	277,316	720,711	998,027
Provisions for the conversion of convertible bonds	US$		12,634,842	—	12,634,842	12,959,303	—	12,959,303

Subtotal			21,498,865	7,482,584	28,981,449	21,743,863	6,810,790	28,554,653

Deferred taxes	Col$					(8,290,222)		(8,290,222)
Deferred taxes	Ch$		3,378,313	—	3,378,313	20,077,447	—	20,077,447
Deferred taxes	Arg$		622,030	—	622,030	(2,730,589)	—	(2,730,589)
Deferred customs duties	US$		3,335,791	8,226,364	11,562,155	700,601	2,439,206	3,139,807
Other long-term liabilities(a)(b)	US$		24,535,126	6,174,769	30,709,895	14,337,907	1,417,254	15,755,161

Subtotal			31,871,260	14,401,133	46,272,393	24,095,144	3,856,460	27,951,604

Total			735,646,900	63,373,896	799,020,796	569,529,157	42,462,415	611,991,572

a.
Notes payables include obligations with Morgan Stanley Group Inc. amounting to ThCh$5,117,173 in 2002 and ThCh$1,105,693 in 2003, which bear an annual interest rate of 5.35%.

b.
Other long term liabilities include a ThCh$14,337,907 loan given to Norgener by its supplier Mitsubishi to finance the construction of the thermoelectric plant Tocopilla, which bears an annual interest rate of 8.17%. The short-term portion of these liabilities is included in trade accounts and notes payable.

        The balances reflected in the caption short-term portion of long-term liabilities are the following:

	2002 ThCh$	2003 ThCh$
Notes payable	6,174,769	1,417,254
Deferred customs duties	8,226,363	2,439,206

Total	14,401,132	3,856,460

19.    PROVISIONS

a)
Provisions as of each year-end are as follows:

	2002 ThCh$	2003 ThCh$
Current liabilities
Staff Severance indemnities	197,424	33,654
Vacation and other employee benefits	1,393,072	1,615,704
Pensions and post-retirement benefits (2)	666,603	709,349
Argentina's tax (5)	1,246,612	5,523
Loss on sale of Oilgener Inc. and Carbones del Cesar	2,960,682	1,756,164
Other provisions (3)	1,018,191	2,690,396

Total	7,482,584	6,810,790

Long-term liabilities
Staff Severance indemnities	969,897	1,374,579
Pension and post-retirement benefits	2,154,343	2,274,933
Complementary pension plan(2)	4,406,496	4,725,744
Conversion of convertible Bonds (1)	12,634,842	12,959,303
Other provisions (4)	1,333,287	409,304

Total	21,498,865	21,743,863

    (1)
    The provision for conversion of convertible bonds charged to income in 2001, 2002 and 2003 amounted to ThCh$3,733,339, ThCh$4,044,352 and ThCh$449,559, respectively, and is included in "Non operating expenses". See Note 29.

    (2)
    The provision for pensions and post-retirement benefits charged to income in 2001, 2002 and 2003 amounted to ThCh$748,145, ThCh$547,136 and ThCh$1,390,662, respectively, and is included in "Non operating expenses". See Note 29.

    (3)
    Other provisions include maintenance cost incurred for services already received of ThCh$99,448 and ThCh$1,076,841 in 2002 and 2003 respectively; provision for energy purchases of ThCh$244,247 and ThCh$261,948 in 2002 and 2003, respectively; and the provision for legal contingencies of ThCh$269,701 and ThCh$517,660 in 2002 and 2003, respectively and external services of ThCh$ 448,898 in 2003.

    (4)
    Other provisions include the provision for tax sanction on Chivor S.A. E.S.P. of ThCh$870,955 in 2002 and provision for revenues tax of Gener Argentina of ThCh$453,957 and ThCh$ 402,219 in 2002 and 2003, respectively.

    (5)
    The provision for Argentina's tax relates to a reserve for a tax receivable from the Argentinian taxing authority. The receivable was substantially collected in 2003 and the provision was reversed.

b)
Other provisions

  Other provisions, that are presented as a reduction of the corresponding assets at each year-end, are as follows:

	2002 ThCh$	2003 ThCh$
Allowance for fixed assets	432,956	218,513
Allowance for supplies and inventories	—	3,736,000
Allowance for doubtful accounts	3,048,830	1,437,991
Allowance for shrinkage of coal inventory	213,969	150,914

Total	3,695,755	5,543,418

c)
Write-offs

  At December 31, 2002 and 2003, fixed assets amounting to ThCh$1,355,874 and ThCh$303,121 were written off, respectively (see Note 29). These amounts are included in other non-operating expenses and represent the net book value of fixed assets retired from service that will mainly be sold as scrap. Of the write-offs made in 2002, ThCh$1,226,798 correspond to the Company, ThCh$6,013 to its Chilean subsidiary Sociedad Eléctrica Santiago S.A. and ThCh$123,062 to the Colombian subsidiary Chivor.

20.    STAFF SEVERANCE INDEMNITIES

	As of December 31,
	2002 ThCh$	2003 ThCh$
a) Balance of Provision
Short-term provision:
GENER	197,424	33,654

Total short-term	197,424	33,654

Long-term provision:
GENER	679,521	1,097,263
CHIVOR	2,444,719	2,552,249

Total long-term	3,124,240	3,649,512

b) Charge to income
Staff severance indemnities	496,665	192,333
Pensions plans (Chivor)	654,522	74,210
c) Payments
Staff severance indemnities	(665,411)	(35,214)
Pensions plans (Chivor)	(187,504)	(82,752)
Employee contributions	—	31,400
d) Deferred actuarial loss	88,696	(8,870)
e) Foreign exchange effect	38,595	223,283

  Staff severance indemnities is discounted at an interest rate of 8% year in 2002 and 2003 and is based on a limited service period of 31 years.

21.    BONDS

a)
The terms and conditions of the bonds issued and outstanding as of December 31, 2003 and December 31, 2002 as applicable are as follows:

	First Foreign Issuance	First Issuance Convertible Bonds	ESSA Bonds US$	ESSA Bonds UF	Gener Argentina S.A. US$
Issue date	January 23, 1996	December 24, 1998	September 29, 1999	September 29, 1999	July 30, 1998
Securities issued	Bearer Bonds	Bearer Convertible Bonds denominated in US$	Bearer bonds denominated in US$	Bearer bonds denominated in UF	Medium Term Notes denominated in US$
Amount of issuance	US$200,000,000	US$500,000,000	US$60,000,000	UF1,388,000	US$257,000,000

		Series LA1	Series A1	Series B1	10 Series
		7,416 bonds of US$100 each	500 bonds of US$ 10,000 each	198 bonds of UF 1,000 each	Total value of US$210,000,000

		Series LA2	Series A2	Series B2	5 Series
		2,717 bonds of US$1,000 each	550 bonds of US$100,000 each	119 bonds of UF 10,000 each	Total value of US$47,000,000

Series LA3
3,517 bonds of US$5,000 each

Series LA4
1,139 bonds of US$100,000 each

Series LA5
565 bonds of US$500,000 each

Series M
US$82,500,000
Basis for readjustment	US$ Variation	US$ Variation	US$ Variation	UF Variation	US$ Variation
Amortization term	10 years	6.2 years	10 years (5 years grace period and 5 years for principal repayment)	25 years (6 years grace period and 19 years for principal repayment)	9 years (4 years grace period and 5 years for principal repayment)
Principal payments	Repayment of principal on January 15, 2006	Repayment of principal on March 1, 2005	10 semiannual payments starting on April 15, 2005	38 semiannual payments starting on April 15. 2005	11 semiannual payments starting on December 31, 2002
Nominal annual interest rate	6.50%	6.00%	8.00%	7.50%	LIBOR + 1.125% up to December 31, 2002 LIBOR + 1.5% to December 31, 2005 LIBOR + 1.875 to December 31, 2007
Interest payments	Semiannually on January 15 and July 15 each year, starting on July 15, 1996	Semiannually on March 1 and September 1 of each year, starting on March 1, 1999	Semiannually on April 15 and October 15 of each year, starting on April 15, 2000	Semiannually on April 15 and October 15 of each year, starting on April 15, 2000	Seminanually on June 30 and December 31 from June 30, 2000

AES GENER S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003 and thousands of US dollars, except as indicated)

21.    Bonds (Continued)

b)    The details of the outstanding bonds at December 31, 2002 and 2003 are as follows:

Number of the Instrument	Series	Amount of Issuance	Basis for Readjustment	Nominal annual Interest rate %	Scheduled Maturity	Interest payments	Terms Amortization payments	2002	2003	Country of Placing Bonds
Bonds Short-Term
N.A.	Unit	200,000,000	US	6.50	1/15/2006	Semiannually	Repayment of principal due	4,333,082	3,545,051	Foreign
208	LA1	659,900	US	6.00	3/1/2005	Semiannually	Repayment of principal due	9,605	7,815	Chile
208	LA2	2,591,000	US	6.00	3/1/2005	Semiannually	Repayment of principal due	37,714	30,686	Chile
208	LA3	15,705,000	US	6.00	3/1/2005	Semiannually	Repayment of principal due	228,603	186,000	Chile
208	LA4	110,800,000	US	6.00	3/1/2005	Semiannually	Repayment of principal due	1,612,807	1,312,246	Chile
208	LA5	273,000,000	US	6.00	3/1/2005	Semiannually	Repayment of principal due	3,973,793	3,233,241	Chile
N.A.	M	73,883,000	US	6.00	3/1/2005	Semiannually	Repayment of principal due	1,075,443	875,024	Foreign
214	A	57,500,000	US	8.00	10/15/2009	Semiannually	Semiannually	691,269	565,552	Chile
214	B	1,086,000	UF	7.50	10/15/2024	Semiannually	Semiannually	285,538	285,680	Chile
N.A.		210,000,000	US	6.36	12/31/2007	Semiannually	Semiannually	23,894,506	17,293,590	Foreign
N.A.		47,000,000	US	6.36	12/31/2007	Semiannually	Semiannually	5,347,819	4,460,280	Foreign

Total Short-Term								41,490,179	31,795,165

Bonds Long-Term
N.A.	Unit	200,000,000	US	6.50	1/15/2006	Semiannually	Repayment of principal due	145,159,220	118,760,000	Foreign
208	LA1	659,900	US	6.00	3/1/2005	Semiannually	Repayment of principal due	478,953	391,849	Chile
208	LA2	2,591,000	US	6.00	3/1/2005	Semiannually	Repayment of principal due	1,880,538	1,538,536	Chile
208	LA3	15,705,000	US	6.00	3/1/2005	Semiannually	Repayment of principal due	11,398,628	9,325,629	Chile
208	LA4	110,800,000	US	6.00	3/1/2005	Semiannually	Repayment of principal due	80,418,208	65,793,040	Chile
208	LA5	273,000,000	US	6.00	3/1/2005	Semiannually	Repayment of principal due	198,142,335	162,107,400	Chile
N.A.	M	73,883,000	US	6.00	3/1/2005	Semiannually	Repayment of principal due	53,623,992	43,871,725	Foreign
214	A	57,500,000	US	8.00	10/15/2009	Semiannually	Semiannually	41,733,276	34,143,500	Chile
214	B	1,086,000	UF	7.50	10/15/2024	Semiannually	Semiannually	18,365,955	18,375,120	Chile
N.A.		210,000,000	US	6.36	12/31/2007	Semiannually	Semiannually	105,065,552	57,645,299	Foreign
N.A.		47,000,000	US	6.36	12/31/2007	Semiannually	Semiannually	23,514,671	11,120,530	Foreign

Total Long Term								679,781,328	523,072,628

SHORT AND LONG TERM OBLIGATIONS WITH THE PUBLIC

a)
The Company has issued six series of bonds, four of which are not outstanding as of December 31, 2003 and were used to finance the construction of Alfalfal Hydroelectrical Power Station.

        The fourth bond issuance series, (JA and KA series) placed on March 8, 1991 was used to finance the purchase of the fourth to seventh floors along with parking and storage space of the Las Americas building in Santiago. On January 2002, the company pre-paid all its existing debt of issuance No. 136, which was originally due on January 2012. The redemption did not result in an extraordinary gain or loss on the early extinguishment of debt.

        The first foreign bond issuance on January 23, 1996 was used to finance part of the capital investment program.

        In 1998, the company issued its first convertible bonds amounting to 500 million dollars from which US$499,943,600 (equivalent to ThCh$362,857,115) (99.99%) were placed. The funds were used to refinance existing debt. These bonds pay an annual interest of 6% and are due on March 2005. As of December 31, 2003, a total of US$23,304,700 has been converted into shares. The conversion price was determined on the basis of the average market stock price, expressed in US dollars, plus 15%. Such average market stock price was computed for the 10 days preceding the twenty second day before the bonds were offered first to the shareholders for a limited amount of time. Under no circumstances can the conversion price be lower than US$0.211 (21.1 cent of a US Dollar). The conversion price at the time of bonds issuance was US$0.2712 (27.12 cents of a US Dollar) and at December 31, 2003 is US$0.2205 (22.05 cents of a US dollar). The parent company has made a provision for the eventual conversion to shares of bonds amounting to ThCh$12,959,303 which will be paid to holders who have not converted their bonds to shares by March 1, 2005. This provision is accrued over the period from the date of debt issuance to the expiration date for converting the bonds.

        During 1999, Sociedad Eléctrica Santiago S.A. completed its first bonds issuance for the aggregate principal amount of US$100 million (series A and B). US$60 million in A series bonds and UF1,388,000 in B series bonds, from which as of December 31, 2003, 96% of the A series bonds had been placed, totaling US$57.5 million and 78.2% of the B series bonds had been placed totaling UF1,086,000. The issuance proceeds were used to finance the prepayment of General Electric debt related to the construction of its power plant, Nueva Renca and other short-term debts.

        On July 30, 1998, the National Commission of Securities, through Resolution No. 12337, authorized TermoAndes S.A. and InterAndes S.A. to issue through a public tender offer negotiable obligations and to create a Global Program without re-issuance in order to issue secured and non-convertible negotiable obligations for up to US$250,000,000 and US$50,000,000, respectively.

        As of December 31, 2003, TermoAndes S.A. had issued ten series of bonds under such program amounting to US$210,000,000. In December 2003, it made the second principal payment amounting to US$17,325,000.

        As of December 31, 2002, InterAndes S.A. has issued five series of bonds under such program amounting to US$47,000,000. In December 2003, it made the second principal payment amounting to US$3,887,500.

        TermoAndes S.A. and InterAndes S.A. hedged their variable rate obligations with a fixed 180-day Libor rate, which applies to an average of 92% of the debt. The hedge is effective from January 10, 1998 until September 30, 2007. Through this hedge, TermoAndes S.A. and InterAndes S.A. pay a fixed rate and receive a variable rate.

        The placement discounts and the bond issuance expenses are shown under other long-term assets (Note 12).

        The company has accrued ThCh$12,634,842 at December 31, 2002 and ThCh$12,959,303 at December 31, 2003 for the eventual premium to be paid to holders of convertible bonds who would have not converted their bonds into shares before March 1, 2005.

        Accrued interest as of December 31, 2002 and 2003 amounted to ThCh$12,247,854 and ThCh$10,664,069 respectively and are included under short-term obligations with the public.

b)
The scheduled maturities of bonds payable are as follows:

	2002 ThCh$	2003 ThCh$
2003	41,490,179	—
2004	29,672,359	31,795,165
2005	384,391,703	311,297,880
2006	184,999,383	148,049,664
2007	45,897,374	31,931,440
2008	8,521,133	7,003,264
2009	8,557,863	7,040,014
2010	247,941	248,064
2011	284,673	284,814
2012	321,404	321,565
2013	358,136	358,315
2014	394,868	395,065
2015	431,600	431,815
2016	468,332	468,566
2017	505,064	505,316
2018	541,795	542,066
2019	606,077	606,379
2020	679,540	679,879
2021	918,298	918,756
2022	1,652,935	1,653,761
2023	4,040,510	4,042,526
2024	6,290,340	6,293,479

Total	721,271,507	554,867,793

c)
The deferred expenses for the bonds issuance as of December 31, 2002 and 2003 are as follows:

	2002 ThCh$	2003 ThCh$
Legal fees	455,817	342,854
Financial fees	4,520,917	2,953,528
Commissions	1,539,632	891,455
Taxes	3,068,142	1,758,475
Other expenses	20,965	18,634

Total	9,605,473	5,964,946

22. SHAREHOLDERS' EQUITY

  a) The movement in the shareholders' equity during each year is as follows:

	Paid-in Capital ThCh$	Share Premium Account ThCh$	Other Reserves ThCh$	Future Dividends Reserve ThCh$	Retained Earnings ThCh$	Interim Dividends ThCh$	Subsidiary Development Stage Deficit ThCh$	Net Income For the Year ThCh$
2001
Balance as of January 1	615,928,605	27,536,497	105,890,721	26,080,533	60,255,290	(2,877,218)	(670,262)	2,206,586
Distribution of earnings from last year	—	—	—	—	(1,340,894)	2,877,218	670,262	(2,206,586)
Issuance of shares, due to conversion of bonds	1,488	1,046	—	—	—	—	—	—
Capitalization of reserves	—	—	(67,448,654)	67,448,654	—	—	—	—
Subsidiary start-up accumulated deficit	—	—	—	—	—	—	(118,387)
Dividend Payments	—	—	—	(86,024,114)	(58,914,396)	—	—	—
Other reserves	—	—	(2,536,857)	—	—	—	—	—
Currency translation adjustment	—	—	10,873,328	—	—	—	—	—
Price-level restatement	19,093,805	853,643	1,191,704	1,436,994	892,307	—	—	—
Net income for the period	—	—	—	—	—	—	—	(2,010,423)

Total	635,023,898	28,391,186	47,970,242	8,942,067	892,307	—	(118,387)	(2,010,423)
Balances at Dec. 31, 2001	660,615,361	29,535,351	49,903,443	9,302,432	928,267	—	(123,158)	(2,091,444)

2002
Balances as of January 1	635,023,898	28,391,186	47,970,242	8,942,067	892,307	—	(118,387)	(2,010,423)
Distribution of earnings from last year	—	—	—	(4,253,434)	2,124,624	—	118,387	2,010,423
Currency translation adjustment	—	—	1,120,841	—	—	—	—	—
Price-level restatement	19,050,717	851,736	1,439,107	140,659	90,508	—	—	—
Net income for the period	—	—	—	—	—	—	—	35,223,218

Total	654,074,615	29,242,922	50,530,190	4,829,292	3,107,439	—	—	35,223,218
Balances Dec. 31, 2002	660,615,361	29,535,351	51,035,492	4,877,585	3,138,513	—	—	35,575,450

2003
Balances as of January 1	654,074,615	29,242,922	50,530,190	4,829,292	3,107,439	—	—	35,223,218
Distribution of earnings from last year	—	—	2,636,863	29,779,536	2,806,819	—	—	(35,223,218)
Final dividends	—	—	—	(29,779,536)	—	—	—	—
Currency translation adjustment	—	—	(144,607)	—	—	—	—	—
Price-level restatement	6,540,746	292,429	486,844	462,727	59,142	—	—	—
Net income for the period	—	—	—	—	—	—	—	53,678,463

Total Balances at Dec. 31, 2003	660,615,361	29,535,351	53,509,290	5,292,019	5,973,400	—	—	53,678,463

  b) Paid-in Capital

        At the Extraordinary General Shareholders Meeting held on September 14, 1998, the shareholders agreed to increase the authorized capital to ThCh$237,500,000 by issuing 2,375,000,000 shares of common stock for the purpose of supporting the conversion of convertible bonds into company shares (Note 21). Such shares were issued in November 13, 1998, according to its inscription in the Securities registry. As of December 31, 2003, US$23,304,700 in bonds have been converted into shares, which represents 85,932,258 shares.

        At the Extraordinary Shareholders Assembly held on November 21, 2003, the shareholders agreed to increase the capital amounting to $50,484,000,000 pesos through the issuance of 466,839,282 common shares, which implies that each shareholder per share owned shall have access to subscribe for 0.082295016256 shares of the new issuance in order to keep the same percentage of equity share. The value of the common shares issued shall be paid in cash and shall be issued, subscribed and paid within the maximum term due on March 31, 2004.

  c) Dividend Payments

        The following shows a detail of final dividends paid as of December 31, 2002 and 2003 against the profits of 2001 and 2002, and against reserve for future dividends and retained earnings, as well as the interim dividends declared against 2001 and 2002 profits:

Date of payment	Dividend share Per ThCh$	Total Dividend in Historical Chilean pesos ThCh$	Total Dividend in constant Chilean pesos as of December 31, ThCh$
2001
Final dividends against reserves and retained earnings:
July 2001	5.95	33,752,804	35,639,737
September 2001	0.50	111,185,706	116,707,488
2002
There were no dividends paid during 2002	—	—	—
2003
Final dividends against reserves and retained earnings:
May 2003	1.57	8,933,860	8,880,257
July 2003	3.67	20,845,676	20,803,985

  d) Dividends Policy

        The dividends distribution policy for the year 2003, which was approved at the General Ordinary Shareholders Meeting held on April 29, 2003 establishes a minimum distribution of 30% of the net income for the year.

  e) Accumulated Foreign Currency Translation Adjustment

	2001 ThCh$		2002 ThCh$		2003 ThCh$
	Year	Accumulated	Year	Accumulated	Year	Accumulated
Price-level restatement	—	(741,360)	—	(1,387,925)	—	(1,619,398)
Merchant Energy Group of the Americas MEGA (USA)	14,183	—	—	—	—	—
Reversal of acumulative translation adjustment	(365,627)	—	—	—	—	—
Reversal of foreign exchange hedge MEGA	829,452	—	—	—	—	—
Central Puerto S.A. (Argentina)	13,914,151	—	—	—	—	—
Reversal of acumulative translation adjustment	(23,923,574)	—	—	—	—	—
Reversal of foreign exchange hedge Central Puerto	18,683,863	—	—	—	—	—
Compañía Carbones del Cesar Ltda. (Colombia)	356,501	815,229	240,484	1,031,969	(737,735)	284,016
Energy Trade & Finance Corporation	20,743,752	49,740,362	13,949,461	63,689,824	(43,324,069)	21,365,754
Gener Argentina S.A.	2,666,504	17,675,330	5,623,561	22,784,076	(19,746,767)	2,811,724
Gasoducto Gasandes (Argentina) S.A.	1,263,275	2,179,941	810,915	2,967,742	(2,619,016)	319,341
Inversión OilGener Inc. (U.S.A.)	431,486	1,056,042	—	—	—	—
Compañía General de Electricidad Itabo S.A. (Dominican Republic)	5,995,771	7,894,887	3,910,283	11,575,223	(11,249,792)	210,825
Other investments	817,784	(195,753)	77,898	96,701	(55,688)	40,056
Reversal of cumulative translation adjustment Hidroneuquén S.A.	(831,022)	—	—	—	—	—
Reversal of accumulative translation adjustment Oilgener Inc.	—	—	(1,025,283)	—	—	—
Reversal of accumulative translation hedge adjustment Hidroneuquén S.A.	15,787,265	—	—	—	—	—
Net foreign investments hedge	(45,072,240)	164,951,436	(22,455,269)	(86,152,318)	76,588,460	(8,951,633)

Total year	11,311,524	—	1,132,050	—	(144,607)	—

Total accumulated	—	13,473,242	—	14,605,292	—	14,460,685

  f) Other Reserves

        The detail of other reserves is as follows:

	As of December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Accumulated foreign currency translation adjustment	13,473,242	14,605,292	14,460,685
Fixed assets technical revaluation reserve	42,611,805	42,611,804	42,611,804
Variations in the equity of subsidiaries	(6,181,604)	(6,181,604)	(3,563,199)

Total	49,903,443	51,035,492	53,509,290

        Variations in the equity of subsidiaries includes ThCh$2,636,863, that corresponds to the correction of a mathematical error in the calculation of the depreciation of certain fixed assets of the Colombian subsidiary Chivor, related to the three-year period ended December 31, 1999.

        In April 2003, the Shareholders Assembly approved such amount and it was reclassified under "Future Dividend Reserves".

23. RELATED COMPANY TRANSACTIONS

        Balances with related companies relate to transactions completed within the normal course of business in accordance with current legislation. All receivables and payables arising from related party transactions are settled in cash. The details of those balances are as follows:

a)
Accounts receivable

	Short-term As of December 31,		Long-term As of December 31,
Companies	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
Empresa Eléctrica Guacolda S.A.	8,723	58,502	—	—
Gasoducto Gasandes S.A.	135,643	253,529	1,606,878	2,073,710
Gasoducto Gasandes (Argentina) S.A.	579,736	490,817	3,044,926	956,804
C.G.E. Itabo S.A. (Dominican Republic)	1,806,209	2,337,313	—	—
Inversiones Cachagua Ltda.	—	174,565,714	217,712,425	—
Energen S.A.	33,721	10,367	—	—
Coastal Itabo Ltd. (Dominican Republic)	11	—	—	—

Totals	2,564,043	177,716,242	222,364,229	3,030,514

        On February 28, 2001, AES Gener S.A. signed a mercantile account agreement with Inversiones Cachagua Limitada, whose balance in current account is adjusted in US dollars and accrues interest at 30-day LIBOR plus spread. This balance is due on February 28, 2004.

        On May 15, 2003, Inversiones Cachagua Ltda pledged its shares owned in favor of AES Gener S.A. in order to guarantee the timely and complete payment of the balance resulting from the mercantile account and it obliged itself not to place any lien, divest, use, hold acts or subscribe any contracts over the shares pledged. This pledge also included an extension of their rights to receive dividends which will be applied to the receivable balance. Additionally, on May 15, 2003 the interest rate was modified to 10% annually.

        The account receivable of Gasoducto Gasandes S.A. and Gasoducto Gasandes Argentina S.A. represent a down payment of gas transport due to Sociedad Eléctrica Santiago S.A. Such down payment accrues interest at a rate of 15% per year and is payable in monthly installments from 2002.

b)
Accounts Payable

	Short-term As of December 31,		Long-term As of December 31,
Companies	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
Gasoducto Gasandes (Argentina) S.A.	176,529	169,219	—	—
Gener Blue Water	123,272	100,853	—	—
Coastal Itabo Ltda (Dominican Republic)	—	3,193	—	—
Cordex Petroleum Inc.	518,027	572,485	—	—
The AES Corporation	508,126	357,337	—	—

Totals	1,325,954	1,203,087	—	—

c)
Related company transactions

        The details of the transactions between related companies in 2001, 2002 and 2003 are as follows:

			(Charge) Credit to income For the year of December, 31
Companies	Nature of the Relationship	Transactions	2001 ThCh$	2002 ThCh$	2003 ThCh$
Explotaciones Sanitarias S.A.	Ex-Affiliate	Other services	220	—	—
Empresa Eléctrica Guacolda S.A.	Affiliate	Other services	(1,940,562)	(1,204,777)	(1,063,557)
Empresa Eléctrica Guacolda S.A.	Affiliate	Other services	—	4,866,657	6,446,585
Empresa Eléctrica Guacolda S.A.	Affiliate	Other services	—	—	(280,045)
Inversiones Cachagua Ltda.	Main shareholder	Interest on loans	6,924,761	32,088,938	19,152,590
Inversiones Cachagua Ltda.	Main shareholder	Price level restatement	4,136,804	4,890,366	1,771,291
Inversiones Cachagua Ltda.	Main shareholder	Foreign exchange gain (loss)	(5,044,504)	10,997,842	(32,535,526)
Inversiones Cachagua Ltda.	Main shareholder	Funds transfer	—	228,593	—
CDEC - SIC Ltda.	Affiliate	Administrative and coordination services	(130,747)	(366,562)	(186,696)
CDEC - SIC Ltda.	Affiliate	Administrative and coordination services	—	—	(87,955)
CDEC - SING Ltda.	Affiliate	Other services	(269,126)	(138,265)	(171,026)
CDEC - SING Ltda.	Affiliate	Other services	—	—	(146,140)
Servicios Integrales de Generación Eléctrica S.A.	Ex-Affiliate	Operating maintenance and other services	(5,724,415)	—	—

C.G.E. ITABO S.A.	Affiliate	Technical assistance and other services	3,030,338	—	—
SCL Terminal Aéreo Santiago S.A.	Partners in common	Other services	113,387	—	—
Hidroeléctrica Piedra del Águila S.A.	Affiliate	Interest	4,510,807	—	—
Hidroeléctrica Piedra del Águila S.A.	Affiliate	Technical assistance	250,901	—	—
Gasoducto Gasandes S.A.	Affiliate	Transport of gas and commissions	(1,550,915)	(1,675,805)	(2,046,215)
Gasoducto Gasandes S.A.	Affiliate	Transport of gas and commissions	—	—	175,250
Gasoducto Gasandes (Argentina) S.A.	Affiliate	Transport of gas and commissions	(4,072,953)	—	(346,323)
Gasoducto Gasandes (Argentina) S.A.	Affiliate	Transport of gas and commissions	—	(4,371,558)	(4,074,914)
Gasoducto Gasandes (Argentina) S.A.	Affiliate	Transport of gas and commissions	—	—	219,645
AES CORP.	Holding company	Other services	—	(183,099)	—
AES CORP.	Holding company	Transfers of funds	—	(68,329,565)	(34,114,209)
René Cortázar y Cía. Ltda	Director in common	Other services	(25,618)	(8,307)	—
Centro de Estudios e Investigación Financiera S.A.	Director in common	Other services	(28,126)	(8,304)	—
Oscar Guillermo Garretón y Cía. Ltda.	Director in common	Other services	(32,207)	—	—
Estudio Jurídico Claro y Cía.	Director in common	Other services	(47,848)	(21,798)	(78,171)
Itabo S.A.	Affiliate	Professional fees	—	—	2,436,801
Jeffery Safford	Director	Work contract	—	(75,170)	—
Robert Morgan	Director	Work contract	—	(92,714)	—
René Cortazar	Director	Professional fees	—	(24,146)	(29,174)
Daniel Yarur	Director	Professional fees	—	(25,556)	(29,174)
José Joaquín Brunner R.	Director	Professional fees	(12,432)	(15,959)	(3,551)
Andrés Sanfuentes Vergara	Director	Professional fees	(17,755)	(15,949)	(3,551)
Gabriel del Real C.	Director	Professional fees	(10,653)	(15,961)	(14,226)
Sergio de la Cuadra	Director	Professional fees	(2,678)	—	—
Eugenio Ortega	Director	Professional fees	(1,785)	—	—
Pedro Lizana Greve	Director	Professional fees	(26,645)	(26,596)	(5,327)
Andres Gluski	Director	Work contract	—	(107,827)	—

24.    DERIVATIVES CONTRACTS

        The details of derivatives outstanding as of December 31, 2003 are as follows:

Agreements Descriptions
									Net income effect
								Amount of item hedged ThCh$
Kind of derivative	Kind of agreement	Amount of agreement ThCh$	Due Date	Specific Item		Position Sale/ Purchase	Item hedged		Realized ThCh$	Unrealized loss ThCh$
FR	CCTE	1,194,900	1Q/2004	US $		Purchase	Revenues	1,194,900	—	(13,130)
FR	CCTE	1,188,700	1Q/2004	US $		Purchase	Revenues	1,188,700	—	(500)
FR	CCPE	593,800	1Q/2004	US $		Purchase	Loans	593,800	(179,000)	—
FR	CCPE	593,800	1Q/2004	US $		Purchase	Loans	593,800	—	—
FR	CCPE	593,800	2Q/2004	US $		Purchase	Loans	593,800	—	—
FR	CCPE	593,800	2Q/2004	US $		Purchase	Loans	593,800	—	—
FR	CCPE	593,800	3Q/2004	US $		Purchase	Loans	593,800	—	—
FR	CCPE	593,800	3Q/2004	US $		Purchase	Loans	593,800	—	—
S	CCTE	12,184,488	3Q/2007		USD-LIBOR-BBA	Purchase	Notes in U.S. Dollars	139,009,994	—	(7,737,327)
S	CCTE	2,726,998	3Q/2007		USD-LIBOR-BBA	Purchase	Notes in U.S. Dollars	31,111,682	—	(1,731,683)

FR	=	Forward
S	=	Swap
CCTE	=	Hedge of a forecasted transaction
CCPE	=	Hedge of an existing balance
Item hedged	=	Revenues of the distribution of energy and capacity to customers in Chile, based on contracts in force at sales prices established by the tariff regulations of the Ministry of Economy, Development and Reconstruction. The reason for hedging these revenues is that the cost of sales are mainly in US Dollars.

25.    CONTINGENCIES AND COMMITMENTS

  1) OTHER GUARANTEES GRANTED

        The Company has the following commitments, guarantees, and contingencies:

  1. Commitments with financial entities and others

  Financial Institutions:

        The credit agreements executed by AES Gener with a variety of financial institutions impose certain financial covenants during the term of these agreements, which are usual for this kind of financing. The Company informs such institutions regarding its compliance with its debt covenants, in accordance with each agreement's terms and conditions.

Convertible Bonds issued in Chile and the United States for US$500 million:

        The main financial covenants contained in the convertible bonds issuance contracts are:

  •
  AES Gener may not incur indebtedness in excess of the amount approved at the annual shareholders' meeting.

  •
  AES Gener must have insurance to reasonably protect its assets.

  •
  AES Gener or any of its subsidiaries may grant guarantees only if such secured debt plus the aggregate principal amount of all other secured debt of the Company does not exceed 10% of the total that results from the difference between consolidated assets and consolidated liabilities, in accordance with the latest consolidated balance sheet submitted to the Superintendency of Securities and Insurance.

  •
  Nevertheless, it may always grant collateral for new bond issuances, providing they are at least proportionally equivalent to those of the existing convertible bondholders.

  •
  If AES Gener or any of its subsidiaries is in default of its debt payments in an aggregate principal amount exceeding 1.5% of total consolidated assets, the bondholders may request immediate payment of such obligation.

United States Bonds issued forUS$200 million:

  •
  AES Gener or any of its subsidiaries may grant guarantees only if the guarantees do not exceed 10% of consolidated net tangible assets, defined as total consolidated assets less total current liabilities.

  •
  If AES Gener or any of its subsidiaries, except Chivor, is in default in the payment of any aggregate principal amount exceeding ThCh$8,907,000 (ThUS$15,000), the bond holders may request immediate payment of such obligation.

Financial Institutions and Bank Obligations:

  (i)
  AES Gener is guarantor under a credit agreement executed between ABN AMRO Bank N.V. and Energy Trade and Finance Corporation, and as such it is committed to:

  •
  not sell assets, except for those permitted in the credit agreement.

  •
  not distribute dividends in excess of the minimum required by law.

        Pursuant to such credit agreement with ABN AMRO Bank N.V., Inversiones Cachagua Limitada must not withdraw from the Company any amount received as dividends during the term of the credit agreement.

  •
  If the guarantor, or any of its subsidiaries, except for Chivor, or the principal debtor is in default of debt payments by an amount exceeding ThCh$5,938,000 (ThUS$10,000), the bank may request the immediate payment of such obligation.

        The outstanding amount of debt under this credit agreement as of December 31, 2003 was ThCh$2,375,200 (ThUS$4,000).

  (ii)
  In accordance with the credit agreement between AES Gener and Bank of America with respect to the purchase of negotiable obligations of TermoAndes and InterAndes, AES Gener is prohibited from:

  •
  entering into any transaction specifically prohibited in the agreement, and

  •
  distributing dividends in excess of the minimum required by law.

  (iii)
  Additionally, there is an Agreement on Fiduciary Assignment in Guarantee entered into by the Colombian subsidiary Chivor that guarantees the liabilities of Chivor with Bank of America N.T. & S.A. related to the original loan of ThCh$237,500,000 (ThUS$400,000) granted to finance the payment for the Chivor Hydroelectric Plant. The outstanding amount of debt under this agreement as of December 31, 2003, was ThCh$168,401,680 (ThUS$283,600).

  (iv)
  AES Gener, as part of its refinancing process for its subsidiary Chivor guaranteed the payment of up to ThCh$29,690,000 (ThUS$50,000) to Energy Trade and Finance Corporation. Such guarantee will only be enforceable if Energy Trade and Finance Corporation does not pay such amount to Chivor's creditors, should Chivor be out of compliance with its debt payment schedule on certain dates. The first date defined is March 31, 2004.

        As of December 31, 2003, all restrictions or covenants related to obligations with financial institutions or public bonds were met.

2.     Third-Party Guarantees

(i)
AES Gener is guarantor of the timely payment of 15% of the principal and interest related to the loan granted to related companies Gasoducto GasAndes S.A. and Gasoducto GasAndes Argentina S.A. by the bank Bilbao Vizcaya Argentaria (España) S.A. The Company provided the guarantee in December 2003 for the purpose of assuring the creditors of the payment of Gasandes obligations. The amount guaranteed by the Company totals ThCh$2,850,240 (ThUS$4,800). The Company would be required to perform under the guarantee if Gasandes Argentina fails in the payment of principal as required under the credit agreement. The maximum potential amount of future payments that the Company could be required to make under the guarantee under such circumstances would be ThCh$2,850,240. The guarantee matures in March 2006, together with the credit agreement that amounts to ThCh$19,001,600 (ThUS$32,000). At December 31, 2003, the Company has not recorded a liability for its potential obligation to perform under the guarantee.

        Also, the Company pledged its shares in the Chilean company Gasoducto GasAndes in favor of the lenders, for the same term as the credit agreement, which amounts to ThCh$80,756,802 (ThUS$136,000) ending in 2011. There are no recourse provisions that would enable the Company to recover from third parties any amounts that might be paid under the guarantee.

There are also no assets held as collateral that the Company could obtain and liquidate to recover amounts that might be paid under the guarantee.

(ii)
The Company has a natural gas purchase agreement with Consorcio Sierra Chata, operated by Petrolera Santa Fe, which contains a take-or-pay (minimum consumption) clause with a monthly commitment equal to an average of 75% of the volume contracted. It also includes a 36-month term from the transaction date to take possession of the remaining gas paid for but not consumed. The amount of gas paid for but not consumed was equal to ThCh$291,555 (ThUS$491) as of December 31, 2003 and is accounted for as stock in transit. The annual minimum payments contracted are ThCh$14,251,200 (ThUS$24,000) due in December 2013. These terms are applicable to the natural gas sale agreement entered into between our subsidiary Sociedad Eléctrica Santiago S.A. (Eléctrica Santiago) and Consorcio Sierra Chata.

(iii)
Sociedad Eléctrica Santiago has gas transportation agreements with Transportadora de Gas del Norte S.A., Gasoducto GasAndes (Argentina) S.A. y Gasoducto GasAndes S.A., which contain two guarantees:

a)
a basic guarantee to ensure compliance with all of the company's obligations for an amount equal to one year of firm natural gas transportation service; and

b)
should the guarantee in a) not be complied with, Eléctrica Santiago would be required to deposit funds as a guarantee to ensure compliance with the commitment to invest in a project that uses natural gas. To the extent that Eléctrica Santiago maintains its investment grade rating, no further action is required.

(iv)
The gas transportation agreements among AES Gener, Gasoducto GasAndes S.A. and Gasoducto GasAndes (Argentina) S.A. include two contractual guarantees: a) a basic guarantee to ensure compliance with its obligations for an amount equal to one year of firm natural gas transportation service and b) an additional guarantee to ensure compliance with the commitment to invest in a project that uses natural gas. As long as AES Gener maintains an investment grade rating, no action is required. After the loss of AES Gener's investment grade rating, GasAndes requested the company to perform under both guarantees, as per the agreement. The parties negotiated a new agreement signed on October 17, 2003 pursuant to which contractual guarantees valid until January 2004 were provided by AES Gener equal to ThCh$293,403 (ThUS$494) and ThCh$593,280 (ThUS$999) for Gasoducto GasAndes S.A. and Gasoducto GasAndes (Argentina) S.A., respectively, which would not require bank deposits securing such guarantees unless the company did not pay its monthly invoicing. On December 9, 2003, AES Gener exercised its option to assign all its rights on this contract to Sociedad Electrica Santiago S.A. We anticipate that the assignment will be executed during January 2004.

        AES Gener was the guarantor of the obligation between Energy Trade and Finance Corporation and Nova Gas international Holding Ltd. for ThCh$2,969,000 (ThUS$5,000) as a result of the acquisition of 100% of the shares of Genergía S.A. The maturity date of this agreement was April 1, 2003, and the guarantee was released when the obligation was completely repaid.

3.     Guarantees to Subsidiaries

(i)
AES Gener is guarantor of the obligation of Energy Trade and Finance Corporation to ABN AMRO under a credit agreement for ThCh$14,251,200 (ThUS$24,000). The Company would be required to perform under the guarantee if Energy Trade fails in the payment of the principal as required under the credit agreement. As of December 31, 2003, the maximum potential amount of future payments that the Company could be required to make under the guarantee under such circumstances was ThCh$2,375,000, however, since this credit was completely repaid in January 2004, there is no potential amount that could be required. The Company provided the guarantee in July 2002 for the purpose of securing the creditors with Energy Trade's obligations under credit agreement. The outstanding amount of debt under the agreement as of December 31, 2003, wasThCh$2,375,200 (ThUS$4,000). At December 31, 2003, the Company has not recorded a liability for its potential obligation to perform under the guarantee.

(ii)
On June 12, 2000, Energy Trade and Finance Corporation signed an agreement with Morgan Stanley by which it transferred to the latter the risks related to its SSP15 energy option contract (Spark Spread Position of AES Gener's former subsidiary, M.E.G.A.) and all of the related hedge agreements. Energy Trade and Finance Corporation is still responsible for payment on this energy option contract, however under the terms of the agreement. The amount owed for such liability at December 31, 2003 was ThCh$842,040 (US$1,418,053). The amount owed is to be paid off by March 2004.

(iii)
Our subsidiary Energía Verde S.A. (Energía Verde) has a syndicated loan for ThCh$14,845,000 (ThUS$25,000) with Banco Crédito Inversiones and Banco Scotiabank Sud Americano. AES Gener provided as collateral for this loan its shares in Energía Verde. The Company would be required to perform under the guarantee if Energía Verde fails in the payment of the principal as required under the credit agreement. The maximum potential amount of future payments that the Company could be required to make under the guarantee under such circumstances would be ThCh$14,251,200. The Company provided the guarantee in November 2002 for the purpose of securing the creditors with the obligations of Energía Verde's obligations under the local bank loan described. This loan matures in November 2006. The outstanding amount of debt under this syndicated loan as of December 31, 2003, was ThCh$14,251,200 (ThUS$24,000). At December 31, 2003, the Company has not recorded a liability for its potential obligation to perform under the guarantee. There are no recourse provisions that would enable the Company to recover from third parties any amounts that might be paid under the guarantee. There are also no assets held as collateral that the Company could obtain and liquidate to recover amounts that might be paid under the guarantee.

(iv)
As part of the financing granted to subsidiaries TermoAndes S.A. and InterAndes S.A., Gener Argentina S.A., pledged 100% of its shares in these companies in favor of Banco

  Francés-Uruguay. The Company would be required to perform under the guarantee if TermoAndes and InterAndes fail in the payment of the principal as required under the credit agreement. The maximum potential amount of future payments that the Company could be required to make under the guarantee under such circumstances would be ThCh$89,896,926. The Company provided the guarantee in September 1998 for the purpose of securing the creditors with the payments of principal under the credit agreement granted by the banks. This financing is due in December 2007. The outstanding amount of debt, without considering Gener's portion of the notes, as of December 31, 2003, was ThCh$89,896,926 (ThUS$151,393). At December 31, 2003, the Company has not recorded a liability for its potential obligation to perform under the guarantee. There are no recourse provisions that would enable the Company to recover from third parties any amounts that might be paid under the guarantee. There are also no assets held as collateral that the Company could obtain and liquidate to recover amounts that might be paid under the guarantee.

2)    TRIALS AND BAILS

  a. Disputes in the CDEC-SIC

        There was a dispute between the companies that are members of the CDEC-SIC with regard to capacity transfer estimates in the CDEC-SIC. A final decision for the 2000, 2001, 2002 and 2003 payments related to these estimates is pending resolution, since payments have only been preliminary, as is usual for this type of operation. On November 2, 2001, the dispute was resolved through Resolution No. 119/2001 from the Ministry of Economy, Development and Reconstruction. During the implementation stage of the Resolution No. 119/2001, by members of the CDEC-SIC, the unanimous approval required was not achieved, thus, the Minister of Economy submitted another dispute for resolution in April 2002. Additionally, Colbún and Endesa have submitted a motion against Resolution No. 119/2001 and the response from the Minister is still pending.

        Nevertheless, the CDEC-SIC's Board of Directors unanimously agreed to provisionally pay the capacity transfer charges corresponding to years 2000, 2001, 2002 and 2003 utilizing the calculation procedure established in Resolution No. 119/2001, while awaiting resolution of the dispute and its related motions.

        As the Company is normally a purchaser within the system, provisions of ThCh$8,599,567 and ThCh$7,208,943 as of December 31, 2003 and 2002 were recorded under the methodology required by the resolutions mentioned in the preceding paragraph which were reversed as payments were made. The Company is unable to estimate the effects of any retroactive change in the methodology of calculation which might be applied, due to lack of guidance from the appropriate authorities and/or historical precedents. Therefore, no further provisions related to the above dispute have been recorded.

  b. Disputes in the CDEC-SING

        The Company took a different position from some of the generation companies that are members of the CDEC-SING, such as Electroandina and Nopel, related to the method of calculating and valuing energy and capacity transfers within the CDEC-SING.

        Energy transfers in the CDEC-SING from August 1999 were paid provisionally, as there were differences between the generators with respect to the prices utilized to value such transfers. The Minister has resolved the conflict through the issuance of Resolutions No. 39 dated May 22, 2000, No. 59 dated September 2000, No. 72 dated November 16, 2000 and No. 74 dated November 17, 2000. However, there is a dispute with respect to the application of such resolutions by the Directorate of Operations. Additionally, because the previous resolutions were complex and contradictory, the Directorate of Operations has not yet been able to calculate the final energy transfers.

        Nevertheless, the CDEC-SING's Board of Directors reached an agreement on December 26, 2002, which resolved the dispute with regard to the valuation of energy transfers between March 1999 and March 2000 and established final values that did not result in payments to/from AES Gener.

        As for capacity transfers in 2000 and the subsequent years, a new dispute arose that was resolved with Resolution No. 163 dated December 28, 2001, which presented a new method for calculating firm capacity. This resolution instructed the CDEC-SING to calculate firm capacity and definitive transfers of peak capacity for the years indicated. However, the companies have submitted new motions against this resolution and at the same time, a new dispute arose between the members of the CDEC-SING with respect to the application by the Director of Operations authority of certain aspects of the methodology provided by the authority. Based on this, the reconciliation payments between companies based on the new procedure continue to be provisional.

        In February 2003 the reconciliation payment process for transfers of peak capacity for the year 2002 was performed on a provisional basis. The Company is unable to estimate the effects of any retroactive change in the methology of the calculation which might be applied, due to the lack of guidance from the appropriate authorities and/or historical precedents. Therefore, the Company has not recognized any gain or loss contingency for this matter.

c.     Legal Proceedings

c.1 Junta de Vigilancia de Río Maipo vs. AES Gener

        AES Gener was sued by the Junta de Vigilancia of Río Maipo (security committee), which filed a lawsuit in the 2nd Civil Court of Santiago (case number 1062-01) for an alleged debt of ThCh$215,461 as of December 31, 2003, related to the payment of installments that were allegedly owed to such committee. AES Gener has opposed the lawsuit, since it deems that it should not have to make any payment, because it does not make use of any of the security committee's facilities. The plaintiff has garnished approximately ThCh$39,690 of cash of AES Gener, which is classified as restricted cash. The Company firmly believes it should not be forced to pay the aforementioned amounts, since they have been imposed arbitrarily, unilaterally and without reason. The Company accrued a provision for this contingency in the amount of ThCh$215,461.

c.2 Justo Gallardo vs. Gener S.A.

        The Company has been sued for monetary compensation by a neighbor of the Renca plant, who claims to have suffered certain damages due to the operation of the power plant. He is claiming the payment of ThCh$120,000 in a lawsuit filed in the 28th Civil Court of Santiago (case number 4070-99). The lawsuit was rejected in the lower court and it is currently in the appeals court, awaiting final judgment.

        AES Gener estimates that the appeal will be rejected since the lawsuit does not have any grounds. There is no connection between the alleged facts and the damages caused, there is no responsibility by the Company as to the facts or the damages and the alleged rights have become unenforceable under the statute of limitations.

        The Company has not accrued a provision for the contingency.

c.3 Bankers Trust International Corporation (Delaware) Inc. vs. AES Gener and Ralph Wilkerson.

        On May 24, 2002, the Company was served with a lawsuit filed by Bankers Trust International Corporation (Delaware), as trustee in the bankruptcy of Cordex Petroleums Inc., a company chartered under the laws of Canada. The total amount of the lawsuit is ThCh$5,154,827 (ThUS$8,681) plus interest and legal fees. The lawsuit is based on alleged collusion between the Company and the other defendant, Mr. Ralph Wilkerson, to breach contracts, incitement to breach contracts, fraud and incitement to infringe the fiduciary duties of Cordex Petroleums, Inc. The lawsuit, case No 0101-05135, was filed in the Superior Court of Alberta, Judicial District of Calgary, Canada. On July 19, 2002, the Company submitted a motion claiming lack of jurisdiction of the Canadian Courts of Law. A hearing was originally set for February 6, 2003, but it was suspended due to the plaintiff's delay in the presentation of an affidavit supporting its claim. In March 2003, the judge decided to accept the plaintiff's affidavit only for the purpose of amending its claim. On April 14, 2003, the plaintiff filed an appeal. The judge ruled that the hearing should take place on March 14, 2004. Afterwards, the judge will have to rule on the

Company's jurisdiction motion. In the Company's opinion, the jurisdiction motion should be resolved in the Company's favor.

        The Company has not accrued a provision for the contingency.

c.4 Minera Escondida Limitada vs. Norgener S.A.

        Norgener S.A. ("Norgener") and its customer, Minera Escondida Limitada ("Escondida") are involved in an arbitration lawsuit related to a dispute regarding the interpretation and execution of the terms of two power supply agreements between Norgener and Escondida dated June 30, 1993 and November 20, 1994, respectively. The arbitrator—Mr. Manuel Correa Ossa—was appointed on October 25, 2002. Subsequently, on November 14, 2002 the parties agreed on the procedures to be followed, and accordingly the lawsuit was filed on December 9, 2002. Escondida claims nullity of the price adjustment clauses in both agreements, seeks termination of both agreements based on breach of contract by Norgener and requests authorization to assign the agreements to a subsidiary. On January 8, 2003, Norgener responded to the lawsuit and filed a lawsuit against Escondida for the damages caused as a result of the breach of contract by Escondida with respect to certain obligations under the second agreement.

        Subsequently, in April 2003, at the end of the discussion period, the arbitrator issued an order to produce evidence, establishing the facts, which are determined to be true by the parties, and thereby initiated the trial period. The aforementioned order was contested by both parties, although the arbitrator maintained this information and established a settlement period, which remains effective to date. During the settlement period, the parties have held meetings and exchanged preliminary offers and counteroffers. A preliminary agreement was reached on December 5, 2003 that will have to be confirmed by each party's Board of Directors. If there is no confirmation by that, the arbitrator will issue a resolution and the trial period will be initiated. The preliminary agreement consists of (i) a decrease in price for both contracts from July 2004 to be received by the Company as an upfront cash payment, (ii) the extension of the current contracts and (iii) the execution of a new contract for 2004 to 2015.

        No provision has been recorded for this contingency, as the Company believes that, if no agreement is reached, it will obtain a favorable decision from the arbitrator.

        Were the arbitrator to find in favor of the claims of Escondida and declare the contract with Norgener null and void, Norgener may not receive revenue from Escondida from the date of such judgment forward. Norgener's revenue for the year 2003 related to this contract was approximately ThCh$52,558,266.

c.5 Hidroeléctrica Guardia Vieja - Hidroeléctrica Aconcagua vs. AES Gener

        In December 1999, AES Gener filed a lawsuit against Hidroeléctrica Guardia Vieja S.A. and Hidroeléctrica Aconcagua S.A. for a contractual performance default related to an energy and capacity sales contract. The arbitrator accepted the Company's claims and the defendants were ordered to fulfill the contract.

        On December 14, 2001, arbitrator César Parada issued a decision in lower court, which, consistent with AES Gener's filing, ordered the modification of the "Sales Agreement of Electric Power and Capacity and Others" between AES Gener and the companies Hidroeléctrica Guardia Vieja and Hidroeléctrica Aconcagua S.A. dated November 2, 1993.

        Such decision, according to the amendments introduced in the agreement, ordered the re-liquidation of the invoices exchanged between the parties from April 1998 until the definitive compliance date with the decision, in accordance with the rules established therein.

        AES Gener's demand under the lawsuit was for ThCh$5,444,617. On December 31, 2003, the corresponding amount, including interest and readjustments, was ThCh$8,727,916. This amount represents a gain contingency.

        The defendants, HGV-HASA, filed an extraordinary claim and a nullity recourse appeal due to format defects before the Santiago Appeals Court. The nullity recourse appeal due to format defects is still pending.

        Based on the arbitrator's acceptance of the lawsuit filed by AES Gener, the Company recorded into income in 2001 a portion of the gain contingency equal to ThCh$2,940,374. The remaining balance of the gain contingency has not been recorded. The Company believes that the nullity recourse appeal due to format defects that is still pending, due to its extraordinary features, will likely be rejected as it has no grounds.

c.6 Superintendence of Electricity and Fuels ("CSEC") vs. AES Gener

        In an ordinary notice dated December 6, 2002, the CSEC brought charges against AES Gener and related companies for alleged infractions in electric coordination as member of the Dispatch Center, related to the blackout which occurred on September 23, 2002 in the SIC. On January 24, 2003 AES Gener refuted the claim before the CSEC.

        On August 20, 2003, the CSEC fined all CDEC-SIC members as a result of the blackout, alleging responsibility based on their status as a CDEC member. The Company was fined ThCh$535,302, subsidiary Eléctrica Santiago was fined ThCh$356,868 and Empresa Eléctrica Guacolda S.A. was fined ThCh$356,868.

        AES Gener and its related companies filed a recourse motion before the CSEC on August 29, 2003, which has not been resolved to date. Once a decision is issued, the Company may appeal claiming illegality before the Appeals Court of Santiago, subject to a prior deposit of 25% of the fine applied. It is estimated that the CSEC will issue a decision during the first quarter of 2004 and the legal proceedings are expected to last approximately two years. The company accrued a provision for this contingency in the amount of ThCh$312,260. The range of loss is between ThCh$0 and the amount of the fines noted in the preceding paragraph.

c.7 CSEC vs. AES Gener and Related Companies

        On February 21, 2003, the CSEC brought charges against the Company and the other CDEC-SIC members, due to the blackout of January 13, 2003. The Company promptly answered those charges, and a resolution by the CSEC is still pending.

        In our opinion, the charges formulated by the CSEC against AES Gener are unlawful; nevertheless, it is impossible to assess the outcome.

3)    FINANCIAL COVENANTS

a.
The Company, as guarantor of the credit agreement that ABN AMRO Bank N.V. granted to Energy Trade and Finance Corporation, must comply with the following financial covenants calculated based on the consolidated financial statements:

(i)
Indebtedness level less than 1.75 times the equity plus minority interest (measured quarterly).

(ii)
Interest expense coverage ratio higher than 2.4 times (measured over twelve months).

(iii)
Total debt less than 8.5 times EBITDA (measured over twelve months).

  As of December 31, 2003, AES Gener was in compliance with the covenants set forth in the credit agreement.

b.
The Company, as part of the renegotiation of the Purchase Agreement between AES Gener and Bank of America N.A. related to the purchase by AES Gener of Bank of America's portion of InterAndes and TermoAndes Bonds with an original maturity date of December 2007, must comply with the following financial covenants calculated based on the consolidated financial statements:

(i)
Indebtedness level less than 1.65 times equity plus minority interest (measured quarterly).

(ii)
Interest expense coverage ratio higher than 1.8 times (measured over twelve months).

(iii)
Total debt less than 7.8 times EBITDA (measured over twelve months).

  As of December 31, 2003, AES Gener was in compliance with the covenants set forth in the credit agreement.

c.
Under the guarantee issued by the Company for the ETFC obligations under Support Agreement signed pursuant to Chivor's credit agreement, the ratio of the Company's total consolidated liabilities to its consolidated shareholders' equity (including minority interests), all calculated in accordance with Chilean GAAP, as of the last day of its fiscal quarters must not exceed 1.75 to 1.00. As of December 2003, Gener was in compliance with the financial covenant defined in the contract.

4)    OTHER CONTINGENCIES

a.     Contingencies related to Argentine subsidiaries TermoAndes and InterAndes:

        (i)    Power Supply Agreement

        AES Gener is party to a contract under which it is obligated to buy 100% of the energy and capacity produced by its wholly-owned subsidiary TermoAndes. Such contract establishes a minimum monthly payment that covers, among other aspects, the debt service for ThCh$152,606,600 (ThUS$257,000) corresponding to the bonds issued by TermoAndes and InterAndes. The payment of such bonds is guaranteed with the assets of TermoAndes and InterAndes and the power supply agreement executed by AES Gener and TermoAndes.

        (ii)    Put Agreement with Bank of America

        Originally, ThCh$48,692 (ThUS$82,000) of the bonds corresponding to the debt of TermoAndes and InterAndes were subject to an option which allowed Bank of America to require AES Gener to purchase the bonds it held in advance at the par value plus accrued interests. Although the term to execute such option was from October 31, 2002 to January 31, 2003, the Company and Bank of America agreed to renegotiate the agreement prior to the initiation of this period.

        AES Gener and Bank of America entered into a Purchase Agreement by which the Company committed to make partial purchases of the bonds held by Bank of America, completely eliminating the debt owed to Bank of America by September 2004. AES Gener has already purchased ThCh$26,132.239 (ThUS$44,008) in negotiable obligations from Bank of America. As a result of the debt payments made by TermoAndes and InterAndes, Bank of America has received additional payments of ThCh$8,911,319 (ThUS$15,007), thus the debt owed to Bank of America as of December 31, 2003 amounted to ThCh$13,648,043 (ThUS$22,984).

        (iii)    Trust Agreement between TermoAndes, InterAndes, Deutsche Bank and Banco Francés

        On September 4, 1998, TermoAndes S.A. and InterAndes signed a trust agreement (the "Trust Agreement") with Deutsche Bank AG, New York Branch ("Deutsche Bank") and Banco Francés Uruguay S.A. under which the receivables collected by TermoAndes and InterAndes are initially transferred to the bank accounts opened in such banks, which are exclusively controlled by Deutsche Bank or Banco Francés Uruguay S.A., depending on the account.

        While the amounts owed by TermoAndes S.A and InterAndes related to the issuance of the July 30, 1998 Medium Term Notes ("Negotiable Obligations") and to the Bank of America credit agreement to finance the Value Added Tax remain unpaid, TermoAndes and InterAndes may only use the amounts deposited in the accounts in accordance with the terms of the Agreement.

        Moreover, TermoAndes and InterAndes assigned, transferred and granted a first degree guarantee right to Deutsche Bank for a) all rights that TermoAndes and InterAndes have over the accounts controlled by Deutsche Bank; b) all rights that TermoAndes and InterAndes have over the amounts either credited or deposited in such accounts; and c) all rights that TermoAndes and InterAndes have over the proceeds from insurance and expropriation, as well as the proceeds from civil liability or delayed start-up or business interruption insurance that the company must maintain.

        If funds held in the accounts exceed the amount needed for the next payment of interest and principal, TermoAndes and InterAndes may use the excess funds for general business purposes. On December 31, 2003 deposits in TermoAndes' and InterAndes' accounts amounted to ChTh$17,206,615, which were invested in common investment funds. Such funds are shown as restricted in the Company's balance sheet under the "Time Deposits" category of current assets in the amount of ChTh$4,411,604 and under the "Others" category of other long term assets in the amount of ChTh$12,795,011.

        (iv)    Assets with Restricted Availability

        In order to guarantee the repayment of the obligations resulting from the financing agreements of the Value Added Tax and the Negotiable Obligations, among others, TermoAndes S.A. and InterAndes S.A. have agreed as follows:

    •
    A trust assignment of all of the rights of TermoAndes S.A. and InterAndes S.A. under the contracts or documents in which they are involved to Banco Francés Uruguay S.A.

    •
    A mortgage of the lands where the generation plant is located and the real estate attached to the plant, also in favor of Banco Francés Uruguay S.A.

    •
    The assignment, transference and granting of a first degree guarantee right to Deutsche Bank for a) all the rights of the company in the accounts controlled by Deutsche Bank, b) all the rights of the company over the amounts credited or deposited in said accounts, c) all the rights of the company over the product of the insurance and the product of the expropriation, as well, as over the product of the civil liability insurance or delays in the commissioning or business interruption of the company.

        In addition, the subsidiary Gener Argentina S.A.—parent company of TermoAndes and InterAndes—pledged the shares to guarantee the fulfillment of the aforementioned obligation.

        (v)    Potential Events of Default under the Negotiable Obligations

        During 2002, InterAndes requested that Deutsche Bank release certain funds existing in an account controlled by Deutsche Bank, which in accordance with the terms of the contract qualified for release. Deutsche Bank responded indicating certain potential events of default under the terms and conditions of the Trust Agreement and as such refused to release such funds.

        The Potential Events of Default mentioned by Deutsche Bank are as follows: i) non-compliance with respect to the insurance that InterAndes must keep during the term of the referenced financing; ii) non-compliance with respect to the insurance that TermoAndes must keep during the term of the financing and (iii) non-compliance with respect to the validity and effect of the guarantees granted by TermoAndes since, due to the suspension of the mortgage foreclosures set forth in Law 25,563, the mortgage granted by TermoAndes to the bank creditors for the Salta Plant could not be executed, affecting the rights of such creditors.

        On June 19, 2002, the company requested from Deutsche Bank and the other bank creditors a waiver to the aforementioned potential events of default. With respect to the non-compliance related to the insurance requirements, a letter from AON—the Company's insurance broker—was attached which stated: i) that the insurance policies required in the Trust Agreement were not commercially available in the international insurance market, and ii) that certain endorsements required in the Trust Agreement were not valid under Argentinean law. The waiver was not granted.

        According to the Trust Agreement, before and during a Potential Event of Default, Deutsche Bank, as loan administrator, may execute all the rights it is legally and contractually entitled to, including the following: i) acceleration of the payments owed under TermoAndes' Negotiable Obligations to make them immediately payable, with two days of prior notification; ii) possession of the Salta Plant and perform all of the necessary acts for its operation and maintenance; iii) set off any outstanding debt by TermoAndes with any cash existing in the trust accounts, and iv) exercise any other right allowed under other related agreements.

        To date, the creditors have not exercised any of the aforementioned rights. According to the Company's legal counsel, since the potential events of default do not relate to TermoAndes' failure to pay any principal or interest due under the Negotiable Obligations or any breach of contract by AES Gener S.A under the Power Purchase Agreement ("PPA"), there are reasons to believe that it is not in the creditors? interest to exercise such rights.

        Additionally, in the event of default, according to the Trust Agreement, Deutsche Bank, as TermoAndes' Depositary Bank, may directly pay TermoAndes' operating expenses in accordance with the instructions by the TermoAndes' Collateral Agent. On October 17, 2002, Deutsche Bank sent a letter to the Company informing it that it would request instructions from the other creditors to decide whether or not to exercise such right. Additionally, the same letter requested the opinion of TermoAndes on whether to proceed in such a manner.

        TermoAndes replied to such letter explaining the reasons why it would not be convenient to proceed in this manner. The main argument of such reply was the fact that TermoAndes considered that the event of default would cease shortly. At present, Deutsche Bank has neither exercised this right nor has it replied to the letter sent by TermoAndes.

        TermoAndes and InterAndes are currently working with their insurance advisors to solve the insurance issues and are also holding conversations with Deutsche Bank to modify the financing terms with respect to those endorsements which would be invalid under Argentinian law.

        As a consequence of these actions, in the TermoAndes and InterAndes insurance policy renewed in November 1, 2003, a series of endorsements required by the financing were included. These endorsements have been accepted by the insurance companies. The Company believes that the inclusion of these endorsements cures the event of default previously declared, but to date the Company has not received confirmation by Deutsche Bank that the default has been cured. According to the opinion of the Company's legal counsel, the legal and factual reasons used by TermoAndes are sufficiently strong and will result in the near-term declaration of the debt default null and void.

        (vi)    Natural Gas Purchase Agreement

        On August 4, 1997, TermoAndes S.A. entered into a gas supply agreement with the consortium integrated by Mobil Argentina S.A. (formerly, Ampolex Argentina S.A.), Compañía General de Combustibles S.A., Ledesma S.A., Tecpetrol S.A. and YPF S.A. (the Consortium) for a ten year term from January 31, 1999. This agreement includes monthly minimum gas purchase conditions under a take or pay clause (the minimum purchase amount must be paid equally at the end of the calendar year even if the minimum purchase amount is not requested), calculated over the base contracted capacity to be delivered by the producers.

        According to the gas supply agreement, TermoAndes may request from the vendors the application of the most favorable terms that they have agreed with third parties in gas sale contracts aimed at its exportation to the I and II regions of the north of Chile, the generation of electricity in such region and/or the consumption in a thermal plant installed in the province of Salta that exports electricity to such regions.

        Considering the agreement, TermoAndes has requested from the producers the exhibition of the contracts signed with third parties. The producers have not shown such contracts arguing confidentiality. Based of that non-fulfillment, the company has rejected the payment of the take or pay invoices received from Repsol YPF S.A. on August 21, 2003 that correspond to the years 2001, ThCh$3,740,940 (ThUS$6,300) and 2002, ThCh$2,850,240 (ThUS$4,800).

        Those invoices have been rejected because:

  a)
  the currency in which they were issued

  b)
  the volumes invoiced

  c)
  the prior breach of contract of the counter party with respect to its obligations under clause 15 of the contract.

        The latter would be admissible by virtue of the non-fulfillment of the obligations of the Producers, under the most favored nation clause by virtue of which TermoAndes is entitled to: i) access the gas supply agreements subscribed between the producers and third parties for the I and II regions of the north of Chile or power plant of the province of Salta and ii) opt for the most favorable conditions they may contain.

        The price established in the gas supply agreement was originally set in USA dollars and is currently paid in pesos at the parity of 1 US Dollar = 1 Argentinian Peso by TermoAndes without any provision over the amounts actually paid. Regardless, the Consortium claims the payment in US dollars from TermoAndes and has submitted a claim before the Secretariat of Energy based on an extensive interpretation of Decrees 689/02 and 1491/02, which provides for the dollarization of the gas and energy export contracts respectively. The claim request from

TermoAndes the payment in dollars. TermoAndes has rejected the claim with the corresponding writs. At the same time, TermoAndes has been negotiating with the producers within the framework of the provisions set forth in the Emergency Act, which negotiations have not been successful so far.

        Although the Emergency Act provided that the pesified contracts were adjusted by the CER, the producers have not billed or claimed such concept. If the producers do this, and based on the same regulation, TermoAndes could argue the no application of the CER because the gas value in the Argentinean market today is lower than the result of adjusting the pesified contract price times the CER.

        The legal advisors of the Company believe that the position of TermoAndes is correct according to the current legislation in force. As of December 31, 2003, TermoAndes has recorded ThCh$7,455,173 under "accounts payable" in current liabilities and a credit for the same amount under "long term accounts receivable".

        (vii)    Natural Gas Firm Transport Service

        TermoAndes and Transportadora de Gas del Norte S.A. ("TGN") agreed on a natural gas firm transport service for seventeen years starting on January 15, 1999. TGN is obligated to transport 2,800,000 cubic meters of natural gas a day from Chango Norte to Estación Torzalito.

        No guarantees under the contract are necessary if the Company or its shareholders maintain an Investment Grade Rating, defined as BBB or higher. In the event both TermoAndes and its shareholders lose the Investment Grade Rating, it must provide constitute a bank guarantee for an amount equal to the amount due for a year of service. The current rating of the Negotiable Obligations issued by TermoAndes and InterAndes is BBB+ (Arg) by Fitch and BBB- by Moody's; so, TermoAndes has not be forced to provide said guarantee.

        The contract price is established by a regulated tariff and an additional contribution. The tariff to be applied to the natural gas firm transport service shall be subject to modifications arising from the tariff schemes approved by the ENARGAS. The additional contribution established by the gas transport contract was originally set in US dollars and is currently paid in Pesos by TermoAndes. Without detriment of that, TGN claims from TermoAndes the payment in US dollars and it has submitted a complaint before the ENARGAS based on an extensive interpretation of Decrees 689/02 and 1491/02 that establish the dollarization of the electricity and gas export contracts, respectively. TermoAndes S.A. has rejected this claim with the corresponding arguments.

        On August 20, 2003, ENARGAS resolved in favor of TermoAndes and it ordered TGN to render the gas transport service between Campo Duran and Torzalito billing the charges of the original transport contract (STF No. 52) in Argentinean Pesos (Ar$) while the dispute is finally solved. Said preventive resolution has been appealed by TGN.

        The memorandum of the Legal and Technical Department of ENARGAS issued prior to the resolution left TermoAndes in an extremely favorable position not only with respect to the dispute about the transport service but it also gave the Company valid arguments for the existing disputes with the gas producers.

        While the resolution at issue is still in force, TermoAndes will continue paying in Argentinean pesos without having to pay any extra amount for the distance between Campo Durán and Chango Norte (STI No. 43).

        At the same time, TermoAndes is still negotiating with TGN within the framework established by the Emergency Act, which has not been successful so far.

b)    Contingencies associated with subsidiary Chivor in Colombia

        (i)    Syndicated Loan with Bank of America and others

        As part of the syndicated credit agreement with Bank of America NT & SA, Chivor executed a trust agreement with Lloyds Trust SA whereby it assigned to a special trust vehicle its rights pursuant to energy sales agreements and other income, however earned. The purpose of this trust is to guarantee the payment of Chivor's obligations under its credit agreement (the "Credit Agreement") and management by Lloyds Trust of said funds.

        Additionally, pursuant to the Credit Agreement, Chivor has certain restrictions concerning the payment of dividends, transactions with affiliates and purchases and sale of certain assets. Such restrictions are customary in these types of agreements.

        In accordance with the provisions set forth in the First Amendment to the Credit Agreement, Chivor agreed to exercise its legal ownership rights over the property deeds of the land plots where the La Esmeralda dam and facilities of the Chivor power plant are located. For this purpose, the properties were classified in two categories: the first, considered "necessary" for the plant's operation, comprised a total of 12 land plots which are legally owned by Chivor. The other category is named "other properties"; Chivor legally owns some of said plots, but merely exercises possession rights over others. Pursuant to Colombian Law, legal ownership can be acquired through long-term possession; as a result, legal procedures for acquiring legal ownership of such plots of land are ongoing. However, these processes do not have any effect whatsoever on the financial statements of the Company. The Company expects to perfect its ownership in such plots.

        Other collateral under the Credit Agreement includes (i) Chivor?s assets, (ii) a pledge over Chivor's shares owned by Energy Trade and Finance Corp., and (iii) an offshore trust agreement whereby an offshore trustee controls Chivor's monies held offshore.

        (ii)    Refinancing of syndicated loan

        On December 28, 2001, the Company sent to Bank of America a notice of default according to sections 7.1(f)(i); 7.1(f)(vii) and 11.5 of the Credit Agreement between Chivor and Bank of America.

        On July 6, 2002, Chivor initiated a prepackaged voluntary process under chapter 11 of the US bankrupty law, in the court of the Southern District of New York, United States of America. The only and exclusive purpose of such process was to refinance the external indebtedness agreement with Bank of America.

        The restructuring plan submitted to the court was approved by Judge Burton Lifland on August 13, 2002 and it was effective on the 27th of the same month, once all the predecessor conditions of the second amendment of the syndicated credit agreement were met.

        The conditions of the refinanced credit agreement included a term extension until 2006, LIBOR rate plus an incremental spread as the interest rate adjusted at the refinancing anniversary and incentives to participate in capital markets, among others.

        The guarantee structure of the Credit Agreement remained the same. The borrowings under the refinanced credit agreement are guaranteed by Chivor?s assets, its offices, a total pledge of Chivor shares and two mercantile trust agreements, with administration and payment sources performed by a local and a foreign trust entity.

        (iii)    Trials

        In the civil court of Guateque, five extra-contractual civil liability lawsuits were filed against Chivor for the construction of the tunnel for the deviation of the Negro and Rucio rivers to the Quebrada Trabajos. The claim of the plaintiffs is ThCh$123,306 (Col$600,000,000, ThUS$208) for the alleged damages caused in their properties.

        As of December 31, 2003, a provision for ThCh$123,306 (ThUS$208) is recorded.

        (iv)    Presumptive Income

        The DIAN (Colombian IRS) has required Chivor to pay presumptive income tax for the year 1999. As of December 31, 2003, unpaid income tax amounted to ThCh$2,062,912. The Company accrued for such unpaid tax and penalty interest.

        Chivor has objected to DIAN's decision and, if necessary, is prepared to submit the issue before the Administrative Courts. Chivor has indicated, among other legal and factual arguments, that a previous decision issued by the Director of the DIAN in 1995 determined that electricity generators were not subject to presumptive income and such concept should prevail over that used by the DIAN for its decision.

        As of December 31, 2003, the Company has recorded a provision of ThCh$1,187,600 (ThUS$2,000).

        In January 2004, the DIAN decided in favor of Chivor.

        (v)    Restrictions to dividend payments

        As mentioned above, Chivor may not distribute dividends nor pay any amounts whatsoever to affiliates; however, some specific exceptions apply.

c)     Contingencies and Covenants related to Eléctrica Santiago

        (i)    Deferred Customs Duties

        The Company has recorded an offset to its customs duties payable of approximately 11% of the capital and interest related to deferred customs duties that originated from importing capital goods related to the construction of the Nueva Renca Plant, based on the provisions set forth in Law No. 18,634 that empowers the Customs National Service to credit the duties owed if the production associated with such goods is being exported. As of December 31, 2003 and 2002, current obligations for deferred customs duties net of such benefit indicated in Law No. 18,634 amounted to ThCh$1,157,156 and ThCh$1,242,763. respectively.

        (ii)    Other Contingencies

  CSEC and Sociedad Eléctrica Santiago S.A.

        1) CSEC charged Sociedad Eléctrica Santiago S.A. a fine equivalent to ThCh$5,948 (200 UTA (Chilean Tributary Annual Unit)) for alleged breaches to its obligations to preserve the security and continuity of the service.

        On May 5, 2000, Sociedad Eléctrica Santiago S.A. provided a response was provided to the CSEC, based on the Article 18A of the Law No. 18,410 arguing that the referred fine was without effect. No decision has been resolved by the CSEC yet.

        In the Company?s opinion, the charges assessed by the CSEC and fuels to Sociedad Electrica Santiago S.A. are inadmissible.

        2) On January 12, 2000, the CSEC charged Sociedad Eléctrica Santiago S.A., for not providing the discounts that resulted from electrical energy deficits during the periods in which Rationing No. 287 was effective.

        On January 28, 2000, Sociedad Eléctrica Santiago S.A., responded to the charges formulated by the CSEC, but no reply has been received to date.

        In the event that these charges are rejected, Sociedad Eléctrica Santiago S.A. could be punished with a fine to Fiscal Benefit, possible of administrative replacement and/or claim to the Appeals Court of Santiago.

        In the Company's opinion, the charges presented by the CSEC against Sociedad Eléctrica Santiago are inadmissible.

The Regional Commission of Environment of the Metropolitan Region and Sociedad Eléctrica Santiago S.A.

        The Regional Environmental Commission for the Metropolitan Region imposed a penalty of ThCh$10,409 (350 UTM) for the eventual infringement of Resolution No. 007/96 on environmental qualification. Sociedad Eléctrica Santiago has presented a legal complaint in order to contest such sanction and it has asked the judge to withdraw the penalty since the infringement situation has not occurred. The Company has not accrued a provision for the contingency.

Other Contingences

        In October 2003, General Electric issued an invoice to Electrica Santiago related to costs associated with the repair of the Nueva Renca Plant gas turbine. Electrica Santiago contested the invoice because the Company claims that its insurance policy with insurer Cruz del Sur covers the related repair costs. No determination has been made by the insurance company as to whether the repairs were covered under the policy.

        The Company has recorded a provision of ThCh$890,700 (ThUS$1,500) related to this contingency.

Financial Covenants

        Sociedad Eléctrica Santiago must quarterly meet the following financial covenants established in the bond issuance agreement, inscribed in the Securities Registry under number 214, calculated based on its stand-alone financial statements:

  1.
  Lien Free Assets in excess of 125% of unsecured current liabilities.

  2.
  Indebtedness less than or equal to 1.75 times equity plus minority interest.

  3.
  Minimum equity no less than Unidades de Fomento "UF" 2 million (ThCh$33,840,000).

  4.
  Essential assets representing more than 40% of total assets may not be sold in a single or several transactions without previous authorization of the bond holders.

        As of December 31, 2003, Sociedad Eléctrica Santiago was in compliance with the covenants set forth above.

d)    Contingencies and Covenants related to Energía Verde

        d.1    Sawdust Pile Agreement

        The mutual supply agreement executed with Forestal Copihue S.A. in June 1994 establishes care and protection obligations for the sawdust pile to be used at the Constitución Plant by Energía Verde. This commitment is evidenced through insurance policies and the on-site supervision of personnel of the company.

        Additionally, it is established that the sawdust pile is the property of Forestal Copihue S.A. and it is only deposited in favor of Energía Verde, which implies that said sawdust pile is not an asset of the latter. No provision has been recorded for the ultimate restoration of this property as such cost has been determined to be insignificant.

        d.2    Deferred Customs Duties

        As of December 31, 2003 there is a current liability for customs duties subject to deferred payment totaling ThCh$182,227 (ThCh$219,931 in 2002), which originated from importing capital goods for the construction of the thermoelectric power plants in Constitución, Laja, Nacimiento and San Francisco de Mostazal. This liability will be maintained until it is offset by credits granted for exporting production resulting from the use of the imported capital goods, in accordance with Law No. 18,634.

        d.3    Bank Loan

        As of December 31, 2003, Energía Verde has a syndicated loan with Banco de Crédito e Inversions and Banco Scotiabank Sudamericano. The power plants located in Laja, Constitución and San Francisco de Mostazal were pledged as collateral for such loan.

        d.4    Guarantees granted

        Energía Verde pledged, in favor of Banco de Crédito e Inversiones and Banco Scotiabank Sudamericano, its assets, such as boilers, turbines, generators, conveyor belts, cooling water towers, water treatment systems, fans, electric and control systems located in the following plants: (i) Planta Termoeléctrica Constitución, VII Region, (ii) Planta Termoeléctrica Laja, located in Camino a Laja Km. 1.5, in Cabrero, VIII Region, (iii) Planta Térmica San Francisco de Mostazal, located in Longitudinal Sur Km. 63, San Francisco de Mostazal, VI Region.

e)    Contingencies and Covenants related to Norgener

        e.1    Deferred Customs Duties

        As of December 31, 2003, there is a current liability for customs duties of ThCh$192,267 (ThCh$1,907,993 in 2002) which will be offset by credits granted for exporting production resulting from the use of the imported capital goods.

        e.2    Mitsubishi credit—Banco de Chile

        In order to guarantee 50% of the financing of the construction of the thermoelectric plant Tocopilla (see note 18 b), Norgener gave Mitsubishi a stand-by letter of credit issued with Banco de Chile for up to US$50 million. To guarantee the amount of the stand-by letter of credit, Norgener pledged unit 2 in favor of Banco de Chile. The value of the guarantee as of December 31, 2003 is ThCh$10,391,500 (ThUS$17,500).

        e.3    Financial Restrictions

        Norgener must meet the following financial covenants established in the guaranty agreement, calculated based on its stand alone financial statements:

              i.  Ratio between Current Assets and Current Liabilities: 1.0 or more

             ii.  Interest Expense Coverage Ratio: 2.0 or more.

            iii.  Ratio between Total Liabilities Less Equity to Tangible Net Worth: 1.3 or less.

        As of December 31, 2003, Norgener was in compliance with the covenants set forth above.

f)     Other

        As a result of restrictions imposed by the CDEC-SING for supply security reasons, the combined cycle TermoAndes has limited its dispatch to a fraction of its generation capacity. In the future, the eventual release of these restrictions will allow a higher dispatch, but it could be limited by the excess energy in the north of Chile. As a consequence, TermoAndes, Interandes and the transmission facilities of AES Gener in the north of Chile and those related to energy imports from Argentina have been negatively affected. The investments in Colombia, mainly Chivor, have been affected by regulatory changes that have reduced their revenues, as well as limitations in the electricity price and a low growth of the electricity demand.

Summary of Lawsuits and Contingencies

        The Company does not believe that the outcome of all claims and lawsuits will have a material adverse effect on the Company?s financial position or results of operations.

5)    CHANGE IN THE MONETARY REGIME AND DEVALUATION OF THE ARGENTINEAN PESO

        The Argentine Republic is facing a delicate economic scenario, with a high level of external indebtedness, a financial system in crisis, and an economic recession that has lasted for four years. This situation has generated a large decrease in the demand for products and services and an increase in the unemployment level. Moreover, the Argentine government's capabilities to meet its obligations and its potential for obtaining borrowings are affected by these circumstances.

        To address this crisis, from early December 2001, the national authorities implemented several monetary and exchange control measures that included restrictions of free availability of the funds deposited in banks and restrictions on transferring money overseas. Starting in January 2002, the Argentine government issued laws, decrees and regulations that implemented a profound change in the economic model in effect at the time. Since the approval of Law No. 25,561 (the Public Emergency and Exchange Regime Reform Law), by which power was granted to the executive branch of government to approve additional monetary, financial and exchange measures, diverse regulations have been dictated to attempt to overcome the economic crisis. The main aspects of such measures and the social and economic impact are summarized as follows:

  a.
  Implementation of exchange rate flotation, which led to a significant devaluation during the first months of 2002; the "pesofication" of certain current assets and liabilities maintained in foreign currency and the consequential domestic price increases.

  b.
  The pesofication of certain private agreements entered into on January 6, 2002 at an exchange rate of AR$1.00 per US$1.00 and subsequent adjustment by the CER (Reference Stabilization Coefficient published by the Central Bank of Argentina).

  c.
  The adjustment terms in U.S. dollars, for other foreign currencies and other index mechanisms were declared null and void, including contracts with the public administration. Prices and tariffs were converted at one AR$ to one US$. The government was also authorized to renegotiate dollar-denominated contracts.

  d.
  Restriction on the free availability of funds deposited in financial institutions.

  e.
  Suspension of the termination of labor agreements without justification and a penalty equal to the payment of double severance pay established under labor legislation, in case employment is terminated.

        Additionally, the Energy Department implemented three Resolutions, which modified the Mercado Eléctrico Mayorista or Electric Wholesale Market's (MEM) operating conditions. These Resolutions are: (a) Res. SE 2/02—pesofication of the obligations denominated in foreign currency set forth in the Procedures for Programming, Charge Dispatches, and Price Calculation (The Procedures); (b) Res. SE240/03—established ceiling for the Spot Market; and (c) Res. SE 406/03, which changes collection conditions corresponding to credits associated with electric energy provisions. Not withstanding, given Central Salta is not connected to the MEM, these measures will not affect TermoAndes.

        The future events in Argentina's economic crisis may require the modification of some measures or the issuance of additional regulations by the government.

        As for the natural gas and firm transportation and supply agreements subscribed by TermoAndes, they were timely agreed in U.S. dollars and are currently paid in Argentinean pesos by TermoAndes without any provision being made in excess of the amounts effectively paid. Although the Public Emergency Law provided for the pesofied contracts to be adjusted according to the CER, TermoAndes' suppliers have not invoiced nor claimed such concept to date. If this occurs, based on the same law, TermoAndes could argue against applying the CER because the value of gas in the Argentinean market today is lower than that resulting from adjusting the price of the pesofied contract with the CER. Notwithstanding, both gas suppliers and the gas transportation company have issued administrative complaints by which they intend to maintain prices and tariffs in U.S. dollars. Their argument is an extensive interpretation of Decrees 689/02 and 1491/02 which established the dollarization of the gas and electricity export agreements. In both cases, TermoAndes has rejected such position with the corresponding arguments. Additionally, TermoAndes has negotiated with the suppliers under the emergency laws, however to date, these negotiations have not been successful. No adjustments have been recorded to account for any liability related to payment of this obligation in any currency other than Argentina pesos as, in the opinion of management's counsel, it is unlikely that the company will be required to pay these obligations in US dollars.

        On August 20, 2003, ENARGAS (Ente Nacional Regulador de Gas or the Argentine Gas Regulatory Agency) resolved an argument in favor of TermoAndes, requiring transportation service provider, Transportadora Gas del Norte, to deliver gas transportation service between Campo Duran and Torzalito, invoicing the corresponding charges under the original transportation agreement (STF Na 52) in Argentine pesos (Ar$). TermoAndes, prior to and after the favorable ruling, is recording its obligations in Argentine pesos.

        The memorandum issued by the Legal and Technical Department of ENARGAS, which precedes the resolution extremely favors TermoAndes not only with respect to the dispute about transport, but also with valid arguments for the disputes with the gas producers. See further discussion at note 25 a (vi).

6)    TAKE-OR-PAY CONTRACTS

        To assure a long-term supply of natural gas through 2005, 2013 and 2022, the company and some of its subsidiaries have entered into take-or-pay contracts with natural gas suppliers and transportation, that require the payment of certain minimum amounts of gas whether it is consumed or not. The minimum payments required to be made, whether or not the Company and its subsidiaries are able to take delivery of the gas, are as follows:

	ThUS$	ThCh$
2004	59,649	35,419,576
2005	78,410	46,559,858
2006	80,854	48,011,105
2007	83,986	49,870,887
2008	85,980	51,054,924
Thereafter	541,703	321,663,241

Total	930,582	552,579,591

26.    FOREIGN CURRENCY

        A summary of the assets and liabilities in foreign currency is as follows:

Assets

		December 31,
	Currency	2002	2003
		ThCh$	ThCh$
Current Assets
Cash	US$	1,713,315	2,345,612
Cash	Other currency	2,849,422	1,067,799
Time deposits	US$	22,763,614	9,917,672
Time deposits	US$	—	213,591
Marketable securities	US$	11,133	4,356,255
Marketable securities	Other currency	5,045,452	433,586
Trade account receivable	US$	3,673,974	454,923
Trade account receivable	Other currency	30,313,143	28,912,209
Miscellaneous accounts receivable	US$	595,199	95,549
Miscellaneous accounts receivable	Other currency	2,566,420	2,571,251
Accounts and notes receivable from related companies	US$	(21,183,032)	177,657,740
Accounts and notes receivable from related companies	Other currency	23,747,075	58,502
Inventories	US$	14,782,404	8,289,378
Inventories	Other currency	7,329,392	3,160,551
Recoverable taxes	US$	6,467	6,403
Recoverable taxes	Other currency	4,549,492	769,605
Deferred taxes	Other	733,123	1,218,440
Prepayments	US$	5,079,613	2,324,623

Prepayments	Other currency	1,649,848	49,108
Other current assets	US$	8,215,167	16,386,174
Other current assets	Other currency	8,596,014	31,121,778

Total current assets		123,037,235	291,410,749

Fixed Asset
Land	Other currency	6,109,468	6,057,325
Land	US$	2,388,292	1,961,013
Constructions and infraestructure	Other currency	374,808,601	375,512,669
Constructions and infraestructure	US$	442,892,717	360,074,119
Machinery and equipment	US$	276,088,764	232,020,357
Machinery and equipment	Other currency	738,129,202	727,732,536
Other fixed assets	US$	3,066,795	2,509,055
Other fixed assets	Other currency	50,689,673	47,820,987
Depreciation	US$	(73,299,886)	(76,842,936)
Depreciation	Other currency	(467,541,756)	(492,589,321)

Total fixed asset		1,353,331,870	1,184,255,804

Other noncurrent assets
Investments in related companies	US$	90,042,909	62,819,109
Investments in related companies	Other currency	32,508,916	54,517,826
Goodwill	US$	5,554,284	4,865,320
Goodwill	Other currency	3,840,434	3,441,928
Long-term receivable	US$	6,610,851	1,753
Long-term receivable	Other currency	27,343	7,460,370
Long-term receivable related companies	US$	222,364,229	3,030,514
Intangible	Other currency	5,909,735	5,932,016
Accumulated amortization of intangibles	Other currency	(4,123,833)	(4,319,893)
VAT Account receivable	Other currency	19,231,108	14,456,977
Others	US$	33,340,436	21,010,721
Others	Other currency	11,502,037	8,162,549

Total other noncurrent assets		426,808,449	181,379,190

General Total		1,903,177,554	1,657,045,743

  CURRENT LIABILITIES

		Less than 90 days				More than 90 days and less than 1 year
		December 31, 2002		December 31, 2003		December 31, 2002		December 31, 2003
	Currency	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate
Short-term bank liabilities	US$	—	—	21,573	5.36%	12,391,617	—	4,195,871	4.38%
Short-term portion of long-term bank liabilities	US$	129,377	—	—	—	—	—	11,282,200	4.73%
Short-term portion of long-term bank liabilities	Other currency	16,549,836	—	—	—	—	—	1,337,257	6.36%
Bonds payable	US$	11,271,048	—	9,190,063	6.15%	691,269	—	22,319,422	5.16%
Bonds payable	Other currency	—	—	—	—	29,527,862	—	285,680	7.50%
Short-term portion of long-term liabilities	US$	5,893,742	11.40%	2,853,677	9.97%	4,094,639	—	999,983	9.77%
Short-term portion of long-term liabilities	Other currency(1)	352,949	—	2,800	15.36%	4,059,803	—	—	—
Dividends payable	US$	475	—	337	—	—	—	—	—
Dividends payable	Other currency	148,204	—	113,378	—	—	—	—	—
Accounts payable	US$	7,856,644	8.17%	7,661,483	8.17%	7,235,902	8.17%	2,867,581	8.17%
Accounts payable	Other currency	19,159,158	—	20,131,411	—	5,940,307	—	7,455,173	—
Sundry accounts receivables	US$	583	—	—	—	—	—	—	—
Sundry accounts receivables	Other currency	253	—	—	—	—	—	—	—
Accounts and notes payable to related companies	US$	176,529	—	524,304	—	—	—	—	—
Accounts and notes payable to related companies	Other currency	1,149,425	—	678,783	—	—	—	—	—
Provision	Other currency	1,700,253	—	2,102,699	—	5,782,331	—	4,708,091	—
Withholding taxes	US$	997,679	—	19,238	—	—	—	—	—
Withholding taxes	Other currency	178,948	—	615,986	—	—	—	5,163	—
Income taxes	US$	—	—	669,286	—	—	—	—	—
Income taxes	Other currency	231,540	—	870,821	—	—	—	1,289,795	—
Unearned income	Other currency	386,259	—	40,146	—	—	—	—	—

Totals current liabilities		66,182,902		45,495,985		69,723,730		56,746,216

  LONG TERM LIABILITIES

2002			From 1 to 3 years		From 3 to 5 years		From 5 to 10 years		More than 10 years
	Currency		Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate
Bank liabilities	US$		230,123,630	3.29%	9,072,437	3.29%	—	—	—	—
Bank liabilities		Other currency	753,167	—	—	—	—	—	—	—
Bonds	US$		445,456,558	6.07%	199,265,505	8.00%	16,693,310	8.00%	—	—
Bonds		Other currency	—	—	238,757	7.5%	1,239,702	7.5%	16,887,496	7.5%
Long-term notes payable	US$		2,483,663	—	—	—	—	—	—
Long-term notes payable		Other currency	11,784	18.87%	—	—	—	—	—	—
Provisions	US$		3,324,048	—	—	—	—	—	—	—
Provisions		Other currency	18,151,375	—	—	—	—	—	23,442	—
Deferred tax		Other currency	—	—	4,000,343	—	—	—	—	—
Other long-term liabilities	US$		17,308,053	10.39%	10,562,864	9.64%	—	—	—	—

Total			717,612,278		223,139,906		17,933,012		16,910,938

2003			From 1 to 3 years		From 3 to 5 years		From 5 to 10 years		More than 10 years
	Currency		Amount ThCh$	Average interest rate	Amount ThCh$	Average interest Rate	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate
Bank liabilities	US$		169,589,268	4.54%	—	—	—	—	—	—
Bonds	US$		459,239,010	5.90%	38,629,799	4.77%	6,828,699	8.00%	—	—
Bonds		Other currency	101,063	7.50%	312,377	7.50%	1,424,072	7.50%	16,537,608	7.5%
Long-term notes payable	US$		617,522	6.50%	—	—	—	—	—	—
Provisions		US	$12,966,388	—	—	—	2,552,249	—	—	—
Provisions		Other currency	—	—	402,218	—	5,784,542	—	—	—
Deferred tax		Other currency	3,744,250	—	5,312,386	—	—	—	38,466	—
Other long-term liabilities	US$		15,038,508	—	—	—	—	—	—	—

Total			661,296,009		44,656,780		16,589,562		16,576,074

27. OPERATING REVENUE

      Operating revenue is generated primarily from the sale of electrical energy and capacity on the domestic market, and is detailed as follows:

Customers	2001 ThCh$	2002 ThCh$	2003 ThCh$
Sales to Chilectra S.A.	82,281,465	84,183,133	87,048,622
Sales to Chilquinta S.A.	33,920,661	35,922,335	34,508,574
Sales to Minera Escondida	54,014,672	54,586,797	52,574,599
Sales to CDEC	4,840,982	19,428,736	15,439,734
Sales to Interconexión Eléctrica S.A. ISA (Colombia)	25,522,643	28,135,233	29,447,446
Sales to Colombian customers	35,310,865	46,488,366	39,222,625
ACG Frequency regulation service	10,863,202	6,991,410	9,993,878
Sales to other customers	70,664,692	61,628,034	63,119,340
Sales of fuel, technical advice and others	43,574,604	36,892,465	30,977,073

Total	360,993,786	374,256,509	362,331,891

        The distribution of energy and capacity to customers in Chile is based on the contracts in force for the period and the sales prices are those established by the tariff regulations of the Ministry of Economy, Development and Reconstruction.

        In Chile, Argentina and Colombia, the contracts with non-regulated customers are defined through negotiation with the counter parties. In addition, sales in the spot market are defined by the current market prices in the respective countries.

        Operating revenue includes energy, capacity, transmission and other services supplied and not billed amounting to ThCh$30,481,960 in 2001, ThCh$23,017,467 in 2002 and ThCh$26,069,766 in 2003. These amounts are included in Trade accounts receivable at December 31st, of each year.

        Sales of energy and capacity to other customers are related to Hidroeléctrica Guardia Vieja S.A., Pilmaiquén S.A., Compañía Minera Disputada Las Condes S.A., Cemento Polpaico S.A. and others.

        The companies that sold electricity in the Argentinean Market and contracted Argentine customers (Central Puerto and Hidroneuquén) were sold in 2001.

28. OPERATING EXPENSES

        These items are detailed as follows:

	Year ended December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Variable costs
Purchases of energy	68,214,047	64,108,554	73,008,494
Purchases of capacity	17,906,053	13,909,923	12,775,176
Use of transmission system	14,732,211	12,203,086	11,971,601
Fuel consumption	52,235,639	35,972,026	44,096,191
Costs of fuel sales	26,049,254	27,021,533	17,959,663
Costs of technical consultants and others	14,616,634	9,521,877	6,685,555

Total variable costs	193,753,838	162,736,999	166,496,680

Fixed Costs
Energy production	16,917,525	21,284,003	22,836,665
Depreciation	46,926,463	50,065,199	45,980,540

Total fixed costs	63,843,988	71,349,202	68,817,205

Total Operating costs	257,597,826	234,086,201	235,313,885
Total administration and sales costs	30,323,940	21,120,596	17,064,745

Total	287,921,766	255,206,797	252,378,630

          Administration and sales costs

	Year ended December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Salaries and employee benefits	6,276,024	4,997,969	5,115,675
Staff Severance indemnities	7,925,305	363,524	192,369
Depreciation	24,699	5,343	2,196
External services	10,505,454	8,148,292	5,976,838
Insurance	911,132	2,531,107	2,748,664
System and comunication	525,851	612,732	1,111,656
Municipality taxes and other	1,178,129	1,710,046	1,160,005
Other	2,977,346	2,751,583	757,342

Total	30,323,940	21,120,596	17,064,745

29.    NON-OPERATING INCOME AND EXPENSES

        The detail of non-operating income and expenses is as follows:

	Year ended December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Financial Income
Interest on notes receivable	11,478,194	32,088,937	21,259,726
Other financial income	6,123,924	4,226,242	1,533,795

	17,602,118	36,315,179	22,793,521

Gain on Investments In Related Companies
Equity share in net income of related companies (1)	8,541,384	1,799,119	9,835,946
Equity share in net loss of related companies (1)	(7,973,438)	(2,184,180)	(18,901)
Amortization of goodwill	(1,144,957)	(995,061)	(753,016)
Negative amortization of goodwill	2,209,345	—	—

	1,632,334	(1,380,122)	9,064,029

Other non-operating income
Gain on sale of investments	72,415,897	—	—
Gain on sale of property, plant and equipment and others	—	2,434,867	601,507
Fee and surcharge on Gas Andes contract	—	457,504	741,084
Forward	4,610,486	1,123,002	197,430
Other income	2,693,200	2,786,495	1,334,213

Other non-operating income (2)	79,719,583	6,801,868	2,874,234

Total non-operating income	98,954,035	41,736,925	34,731,784

Financial expenses
Interest on bank loans	(22,836,541)	(20,025,924)	(10,053,494)
Interest on bonds	(45,894,823)	(47,962,356)	(41,646,788)
Miscellaneous interest and commissions	(5,568,068)	(5,453,663)	(3,154,992)
	(74,299,432)	(73,441,943)	(54,855,274)

Other non-operating expenses (3)	(65,412,340)	(30,157,396)	(15,774,621)

Total non-operating expenses	(139,711,772)	(103,599,339)	(70,629,895)

(1)
These amounts include unrealized gains of loss of the following companies:

	Year ended December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Empresa Eléctrica Guacolda S.A.	88,040	59,103	59,103
Puerto Ventana S.A.	(336,471)	—	—
Petróleos, Asfaltos y Combustibles S.A.	22,262	—	—

	(226,169)	59,103	59,103
(2) OTHER NON-OPERATING INCOME
Gain on the sale of participation in Central Puerto S.A.	62,099,448	—	—
Gain on sale of fixed assets	—	—	601,507
Gain on the sale of Puerto Ventanas S.A.	10,316,449	—	—
Reversal of provision in SIGEN S.A. investment	627,985	—	—
Reimbursement from insurance company to subsidiary	—	503,524	—
TNG advance interest	25,502	112,642	—
Interest for client's default	21,819	141,001	—
Gain on Forwards settlement	4,610,486	1,123,003	197,430
Fee Gas Andes	—	—	346,323
TermoAndes debt	—	—	174,286
Sale land and building Club de Campo Maipú	—	1,210,523	—
Sale buildings Miraflores #222 floor 4th to 7th	—	1,224,344	—
Other	2,017,894	2,486,831	1,554,688

Total other non-operating income	79,719,583	6,801,868	2,874,234

(3) OTHER NON-OPERATING EXPENSES
Loss from sales and write-offs of property, plant and equipment	690,994	1,355,874	303,121
Loss from sales of land and building	—	3,743,811	—
Amortization of intangible assets	7,539,870	196,060	196,060
Amortization of bond issue discount and expenses	5,591,925	2,876,376	2,876,741
Taxes on interest payments	631,869	681,320	555,108
Bond conversion provisions	3,733,339	4,044,352	449,559
Loss on purchase rights	112,241	—	—
Customs and duty rebates	1,147,179	299,351	(157,896)
Loss on sale of investment in Agencias Universales S.A.	1,857,292	—	—
Post-retirement pension plan post retirement benefits	969,087	772,212	2,383,121
Loss on sale of investment in Hidroneuquén S.A.	19,128,432	—	—
Loss on sale of investment CCNI	6,927,463	—	—
Loss on forward	—	1,769,701	1,582,755
Loss on sale of investment in Ecogener and Explotaciones Sanitarias S.A.	—	1,465,766	—
Provision for loss sale Carbones del Cesar Ltda.	—	1,385,955	383,931
Loss on sale of data base of Oilgener Inc. and Fell-Block	8,410,124	4,662,201	—
Research and development expenses	—	82,432	2,600
Rio Maipo Security loss	—	132,563	—
Write-off interest receivable from a former subsidiary	—	1,588,633	—
Supplies and invetories write-off	—	—	3,725,975
TermoAndes and InterAndes swap loss	—	—	1,427,889
Other non-operating expenses of subsidiaries	8,672,525	5,100,789	2,045,657

Total other non-operating expenses	65,412,340	30,157,396	15,774,621

30.    MINORITY INTEREST

       As described in Note 1(a), AES Gener S.A. consolidates its financial statements with those of its subsidiaries in which other companies have a minority interest.

        Amounts recorded related to minority shareholders as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Minority interest
	Percentage minority Interest As of December 31,			Participation in equity December 31,		Participation in net income (loss) for the year ended December 31,
Subsidiary	2001%	2002%	2003%	2002 ThCh$	2003 ThCh$	2001 ThCh$	2002 ThCh$	2003 ThCh$
Norgener S.A.	0.01	0.01	0.01	12	1	—	(1)	—
Energía Verde S.A.	0.01	0.01	0.01	13	2	(2)	(1)	—
Chivor S.A. E.S.P. (Colombia)	0.02	0.02	0.02	46,548	40,599	307	(1,155)	(2,515)
Sociedad Eléctrica Santiago S.A.	10.00	10.00	10.00	5,651,038	5,944,452	(471,148)	(739,437)	(697,108)
Servicios de Asistencia Técnica S.A.	0.10	0.10	0.10	(57)	(538)	1,491	(1,264)	(1)
New Caribbean S.A. (Dominican Republic)	49.99	49.99	49.99	1,116,523	1,034,016	(1,177,990)	(1,094,042)	(1,331,161)
Petróleos, Asfaltos y Combustibles S.A	2.10	2.10	2.10	81,680	72,979	(3,485)	(6,260)	8,700
Inversiones Termoenergía de Chile Ltda	0.01	0.01	0.01	1,279	(1,269)	(5)	520	20
Genergía S.A.	—	0.01	0.01	—	(888)	—	—	22
Gener Blue Water (Cayman Islands)	—	0.01	0.01	—	(8.120)	—	—	20
Genergia Power Ltd. (Cayman Islands)	—	0.01	0.01	—	(1)	—	—	22

Total				6,897,036	7,081,233	(1,650,832)	(1,841,640)	(2,022,001)

31.    ENVIRONMENT COSTS

      In connection with the environment, the Company incurred in the following costs during 2001, 2002 and 2003.

	2001 ThCh$	2002 ThCh$	2003 ThCh$
Air quality measuring station	30,288	47,296	34,707
Noise measuring	3,921	20,857	5,380
ISO 14001	21,882	15,562	4,860
Ashes	45,934	16,572	76,063
Gas emanation measuring	95,588	48,286	49,983
Maritime evaluation	10,613	10,215	8,565
Electrostatic Precipitators	33,179	4,264	17,901
Enviroment Measuring	—	—	145
Waste water System	—	7.116	4.894
Road improvements	13,307	4.398	2.263
Others	4,443	7,901	2,342

Total	259,155	182,467	207,103

        All costs that represent acquisitions, construction or improvements to property, plant and equipment have been capitalized.

        Chivor S.A. is regulated by the Colombian Law 99 of 1993, which requires routine payments each year by electricity generators. During year 2003 and 2002, Chivor S.A. paid ThCh$ 2,144,373 (ThUS$3,611) and ThCh$2,398,952 (ThUS$4,040) as required under this law.

32.    CASH FLOW STATEMENTS

        As of December 31, 2003, the item called "other investing activities" in the cash flow statement does not exceed 10% of the total of the item, whose explanation is required by Ordinance No. 1501.

        The total balance of cash and cash equivalents is comprised of the following items as of December 31, 2002 and 2003:

	As of December 31,
	2002 ThCh$	2003 ThCh$
Cash	4,562,736	3,413,411
Time Deposits	22,763,614	10,012,004
Money Market Funds	4,799,400	4,611,889
Other Current Assets (Commercial paper)	8,227,426	39,121,604

Total	40,353,176	57,158,908

        The breakdown of other investment disbursements as of December 31, 2002 is as follows:

As of December 31, 2002 ThCh$
Sale of investments for trust accounts with liquidation restrictions (Colombia)	6,209,884
Placement of investments in trust accounts with liquidation restrictions (Colombia)	(9,396,810)
Fell Block Intangible payments	(2,274,448)

Total Other Investing Activities	(5,461,374)

33.    INSURANCE CONTRACTS

AES Gener S.A.

        As of December 31, 2003, AES Gener S.A. had all insurance risk in place for its generation facilities which covers property damage, machine breakdown and business interruption. In addition, AES Gener S.A. holds public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. The current insurance policies are effective until April 2004.

Norgener S.A.

        As of December 31, 2003, Norgener S.A. had all insurance risk in place for its generation facilities which covers property damage, machine breakdown and business interruption. In addition, Norgener S.A. holds public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. The current insurance policies are effective until April 2004.

Energía Verde S.A.

        As of December 31, 2003, Energía Verde S.A. had all insurance risk in place for its generation facilities which covers property damage, machine breakdown and business interruption. In addition, Energía Verde S.A. holds public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. The current insurance policies are effective until April 2004.

Sociedad Eléctrica Santiago S.A.

        As of December 31, 2003, Sociedad Eléctrica Santiago S.A. had all insurance risk in place for its generation facilities which covers property damage, machine breakdown and business interruption. In addition, Sociedad Eléctrica Santiago S.A. holds public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. The current insurance policies are effective until April 2004.

Chivor S.A. E.S.P.

        As of December 31, 2003, Chivor S.A. E.S.P. had all insurance risk in place for its generation facilities which covers property damage, machine breakdown and business interruption and also includes coverage for sabotage and terrorism. In addition, Chivor S.A. E.S.P. holds general and employer's liability insurance policies.

        The expiration of the current insurance policies runs through 2004; Chivor?s most relevant insurance policies expire on April 4, 2004 and January 13, 2005.

InterAndes S.A.

        As of December 31, 2003, InterAndes S.A. had in place directors' and officers' and public liability insurance policies with expiration dates until November 29, 2004 and June 22, 2004, respectively.

TermoAndes S.A.

        During 2003, TermoAndes S.A. maintained all insurance risk to cover property damage, machine breakdown and business interruption. The expiration date of this policy is April 4, 2004. As of December 31, 2003, TermoAndes S.A. had in place directors', officers' and public liability insurance policies with expiration dates until November 29, 2004 and June 22, 2004, respectively.

34.    SUBSIDIARIES NOT CONSOLIDATED

        In accordance with the official Circular No. 981 of the SVS issued on December 28, 1990, AES Gener S.A. does not consolidate Compañía de Carbones del Cesar Ltda., Oilgener Inc. and Energen.

        A summary of the financial statements is as follows:

	December 31,
	Oilgener Inc.		Cía. Carbones del Cesar Ltda.		Energen S.A.
	2003 ThCh$	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$	2002 ThCh$
Current assets	3,425	13,781	3,441	5,072	368	7,349
Non-current assets	—	11,455	2,659,581	3,785,678	3,420	3,352

Total assets	3,425	25,236	2,663,022	3,790,750	3,788	10,701

Current liabilities	—	—	7,726	—	10,872	18,990
Long term liabilities	—	—	—	—	—	—
Shareholder's equity	3,425	25,236	2,655,296	3,790,750	(7,084)	(8,289)

Total liabilities and shareholder's equity	3,425	25,236	2,663,022	3,790,750	3,788	10,701

Net sales	—	—	—	—	—	—
Gross profit	(463,304)	(4,529,463)	—	—	(3,500)	(40,327)

Net income (loss)	(463,304)	(4,529,463)	—	—	(3,500)	(40,327)

35.    CORRECTION OF AN ERROR

       Subsequent to the filing of its December 31, 2002 financial statements, the Company determined that an error was made in accounting for the accrual related to the tax deductible net loss for years 2001 and 2002, which resulted in a higher tax loss carryforward for those years.

        This increase in the tax loss carryforward resulted in the recognition of a higher deferred tax asset by ThCh$3,138,513 and ThCh$ 2,834,887 for the years 2001 and 2002, respectively.

        The Statutory report filed with the S.V.S. for the year ended December 31, 2003 reflected this effect as an increase in beginning retained earnings as of December 31, 2003.

        For 20-F purposes the Company has modified the Chilean financial statements previously filed with the S.V.S. to recognize the error as a deductible net loss in the years 2001 and 2002.

        A summary of the significant effects of the correction is as follows:

	As of December 31, 2001		As of December 31, 2002
	As previously reported ThCh$	As restated ThCh$	As previously reported ThCh$	As restated ThCh$
Balance Sheet Data:
Deferred tax liabilities	8,637,604	5,499,091	9,973,743	4,000,343
Total long-term liabilities	801,302,141	798,163,628	981,569,534	975,596,134
Retained earnings	928,267	928,267	—	3,138,513
Total shareholders equity	744,931,741	748,070,254	778,804,352	784,777,752
Income Statements:
Income taxes	(10,187,774)	(7,049,261)	(4,498,298)	(1,663,411)
Net income (loss)	(5,229,957)	(2,091,444)	32,740,563	35,575,450

36.    SUBSEQUENT EVENTS

Changes in the Chilean Electricity Law

        In May 2002, the Chilean Ministry of Economy and Energy sent to the Chilean Congress a bill known as the Ley Corta, or the Short Law, which was approved by the Chilean Chamber of Deputies on January 22, 2004. The Short Law establishes amendments to the existing Electricity Law, principally in relation to tolls charged for the use of high voltage and transmission systems; the reduction of the minimum demand required to be considered as an unregulated customer from 2MW to 0.5 MW; the reduction of the floating band for regulated price from 10% to 5%; the incorporation of elements to create an ancillary services market; and the pricing mechanism for small and medium-sized electricity systems.

        In addition to the amendments to modify the procedures used to determine transmission tolls, the Short Law contains other important modifications, including a reduction in the minimum demand requirement for a customer to qualify as an unregulated customer and a reduction of the range outside of which the node price must fall in order to be subject to re-adjustment. The Short Law will reduce the minimum demand requirement from the current level of 2 MW to 0.5 MW. Such modification will provide generation companies with a larger unregulated customer base and will allow them to sell electricity to those customers directly, rather than to regulated distributors that resell the energy to those customers. The previous law required that the difference between regulated node prices and the actual prices charged to unregulated customers, on average, not exceed 10%. If the prices determined by the Chilean regulatory agency did not meet this requirement, the node price was adjusted upward or downward to fall within a range of 10%. The Short Law reduces the range to 5%, effectively moving the regulated price closer to unregulated market prices.

        The modifications contained in the Short Law maintain or improve our position, with regard to both our current status and projected development, in particular, the issues related with transmission tolls. In addition, the Regulations to the Electricity Law, Supreme Decree No. 327, which was modified on October 9, 2003 with respect to the clarification of the methodology utilized to calculate transmission tolls and the procedures to be used during rationing periods, will be replaced by the Short Law.

37.    DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

I. Reconciliation of Chilean GAAP to U.S. GAAP

        The Company's consolidated financial statements have been prepared in accordance with Chilean GAAP, which varies in certain respects from U.S. GAAP. Such differences involve methods for measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by U.S. GAAP. The principal differences between Chilean GAAP and U.S. GAAP for the Company are quantified in paragraph (t) and described below in the paragraphs preceding paragraph (t).

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

        Under U.S. GAAP, financial statements are presented assuming that the U.S dollar is the functional currency of Gener. Accordingly, the effect of price-level changes is eliminated in the reconciliation to U.S. GAAP.

a)    Functional and reporting currency:

        Under Chilean GAAP, financial statements are adjusted for the effect of changes in the purchasing power of the Chilean currency during each period and presented in constant Chilean pesos ("reporting currency"), as mentioned in Note 1. Transactions are recorded in Chilean pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were originally recorded are recognized in the income statement of the period. In accordance with Technical Bulletin 64 ("BT64"), the financial statements of foreign subsidiaries that operate in countries exposed to significant risks, and are not considered to be an extension of the parent company's operations, must be remeasured into U.S. dollars. The Company has remeasured its foreign subsidiaries into U.S. dollars under this requirement as follows:

  •
  Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

  •
  All non-monetary assets and liabilities and shareholders' equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

  •
  Income and expense accounts are translated at average rates of exchange between the U.S. dollar and local currency.

  •
  The effects of any exchange rate fluctuations are included in the results of operations for the period.

        Under BT 64, the investment in a foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gain or loss between the Chilean peso and the U.S. dollar are reflected in equity in the account "Cumulative Translation Adjustment"; as the foreign investment itself is measured in U.S. dollars.

        Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Upon the acquisition of the Company by AES Corporation (AES) in 2000, management determined the U.S. dollar as the Company's functional currency in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 52.

        However, subsequent to the issuance of the Company's December 31, 2002 consolidated financial statements, management determined that the Company's the reconciliation of net income and shareholders' equity from Chilean GAAP to US GAAP were not prepared assuming that the U.S. dollar was the functional currency, but rather continued to reflect the Chilean Peso as the functional currency. Therefore, the reconciliation of net income and shareholders' equity to U.S. GAAP as of and for the years ended December 31, 2001 and 2002, have been restated to give effect to the identification of the U.S. dollar as the functional currency.

        Accordingly, the Company has remeasured into U.S. dollars the consolidated financial statements as of and for the years ended December 31, 2001, 2002 and 2003 and translated these financial statements into the reporting currency, the Chilean Peso, by applying the procedures specified in SFAS No. 52.

        Translation adjustments for periods prior to January 1, 2001 were not removed from equity and the translated amounts for non monetary assets at December 31, 2000 became the accounting basis for those assets starting January 1, 2001. In addition, price-level adjustments reflecting the effect of changes in the purchasing power of the Chilean peso recorded prior to January 1, 2001 in the amount of ThCh$225,029,951 were reversed.

        The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Non-monetary assets are recorded at their historical exchange rate at the time of purchase. Past transactions in currencies other than the U.S. dollar are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of non monetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Transaction gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise.

        The amounts obtained from the remeasurement process referred to above are translated into Chilean pesos following the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Chilean pesos 654.79, 718.61 and 593.8 to US$1.00 as of December 31, 2001, 2002 and 2003, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the monthly average exchange rate during the period. Translation effects of exchange rate changes are included as a cumulative translation adjustment in shareholders' equity.

        The effect of the restatement is shown in the table below:

	Year ended December 31	Year ended December 31
	2001	2002
	ThCh$	ThCh$
US GAAP net income as previously reported	10,578,578	(4,757,068)
Adjustment to Chilean GAAP net income (note 35)	3,138,513	2,834,887
Impact of restatement for change in functional currency	40,337,577	43,049,122
Tax effect from previous year	(3,266,113)	(2,817,622)

US GAAP net income as restated (Note 37. u)	50,788,555	38,309,319

Earnings per share under US GAAP as previously reported (in Chilean pesos)	1.9208	(0.8386)
Earnings per share under US GAAP restated (in Chilean pesos)	8.9531	6.7532
Diluted per share under US GAAP as previously reported (in Chilean pesos)	3.977
Diluted earnings per share under US GAAP restated (in Chilean pesos)	8.9874
	2001 ThCh$	2002 ThCh$
US GAAP Shareholder's equity as previously reported	479,265,446	468,681,290
Adjustment to Chilean GAAP net income (note 35)	3,138,513	5,973,400
Impact of restatement for change in functional currency	(150,250,233)	(79,861,358)

US GAAP Shareholder's equity as restated (Note 37. u)	322,153,726	394,793,332

b) Revaluation of property, plant and equipment:

        Under Chilean GAAP, certain property, plant and equipment are reported in the financial statements at amounts determined in accordance with a technical revaluation performed in 1986, as discussed in Note 8b). The difference between the book value at the technical revaluation date and the revalued amount is included in equity as a surplus, and is subject to adjustments for price-level restatement and depreciation. Under U.S. GAAP, property, plant and equipment is carried at historical cost. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense for the periods presented are shown in paragraph (u) below.

c) Deferred income taxes:

        Under Chilean GAAP, on January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. Upon adoption, a contra asset or liability

("complementary accounts") was recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000, the adoption date of Technical Bulletin No. 60. The complementary accounts are amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

        Under U.S. GAAP, the accounting is similar, however, at the adoption date of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, the change in accounting principle is immediately recorded through the income statement as a "Cumulative Effect of a Change in Accounting Principle". Therefore, in U.S. GAAP, the amortization of the complementary accounts created under Chilean GAAP is reversed.

d) Intangibles:

        Under Chilean GAAP, the Company's balance sheets include net intangible assets relating to the transfer of revalued assets from the Company's predecessor, Compañía Chilena de Distribución Eléctrica S.A., at the time of the Company's formation. Under U.S. GAAP, such intangible assets would have been recorded at the predecessor's historical cost before technical revaluation. The effects of adjusting the Company's equity (for the intangible asset net of accumulated amortization, inclusive of the accumulated price-level restatement) and the Company's income statement (for the annual amortization charge) are included under paragraph (t) below.

        In 2001, a provision was made in order to cover the contingent loss that the Company expected would be generated on the disposal of Oilgener Inc. Such loss was equivalent to the net book value of this investment (as well as other investments that were in the process of being sold at December 31, 2001). The investment included a seismic database owned by Oilgener Inc. consisting of well data related to properties in Chile and Argentina. The seismic data base was the main asset of Oilgener Inc. and at December 31, 2001 represented 96.6% of the net book value of this investment. This seismic date base was sold in 2002. Under U.S. GAAP, such an intangible asset was net recorded. Consequently a provision was not necessary as the asset was not recognized. As a result, the provision for the loss to be incurred on the sale of Oilgener Inc. that was made in Chilean GAAP in 2001 has been reversed in paragraph (u) below.

e) Staff severance indemnities:

        Pursuant to agreements between the Company and its employees, the Company has committed to provide a lump sum payment to each employee with more than five years of service at the end of his or her employment. Under Chilean GAAP, the Company records the present value of the liability, calculated based on total expected service, current salary levels of all employees covered by such agreements with more than five years of service, and a discount rate of 8%. Under U.S. GAAP, this arrangement is considered to be a pension plan, and the liability should be measured by projecting future expected severance payments using an assumed salary progression rate and discounting the resulting amounts to their present value. In practice, the Company believes that the salary progression rate will not differ significantly from the general inflation rate. The application of U.S. GAAP would not have produced results materially different from the acceptable method under Chilean GAAP. As a result, the effects of these differences have not been included in paragraph (u) below.

        However, as of January 1, 2002, the Company changed the interest rate used for determining the present value of the provisions for the staff severance indemnities, reducing it from 10% to 8%. The effect of this change at the beginning of 2002 amounted to ThCh$88,896, which was recorded as a deferred asset to be amortized over 10 years. Under U.S. GAAP, the effect of reducing the discount rate to 8% has been charged to income in the year ended December 31, 2002. In the year ended December 31, 2003, the difference between U.S. GAAP and Chilean GAAP results from the reversal of the amortization of the deferred asset recorded under Chilean GAAP.

f) Capitalized interest:

        Under Chilean GAAP, all interest on debt associated with a construction project is capitalized, including interest, price-level restatement and, with respect to foreign currency borrowings, foreign currency translation gains and losses. Interest is capitalized based on the Company's weighted average interest rate on long-term debt, or if applicable, the interest rate related to specific borrowings. Interest capitalization ends when the property or equipment is ready for service or its intended use.

        Under U.S. GAAP, the Company reverses those amounts capitalized due to foreign currency exchange gains and losses and the related monetary gain on foreign currency borrowings for construction costs for purposes of reconciling to U.S. GAAP.

        Additionally, under U.S. GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project. The effect of the capitalization and the related depreciation expense of this difference are included in paragraph (u) below.

g) Goodwill and negative goodwill:

        Under Chilean GAAP, goodwill is amortized over a maximum of twenty years. Under U.S. GAAP, for business combinations initiated up to June 30, 2001, goodwill was capitalized and amortized on a straight-line basis over a period not exceeding 40 years. In June, 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS No. 141") which addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. Under U.S. GAAP, the Company adopted SFAS No. 141 for business combinations initiated after June 30, 2001. In June, 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 addresses the accounting for goodwill and other intangible assets subsequent to a business acquisition. SFAS No. 142 requires that intangible assets with finite useful lives be amortized over their estimated useful lives and that goodwill and other intangible assets with indefinite useful lives not be amortized, but rather tested, at least annually, for impairment Effective December 31, 2001, the provisions of SFAS No. 142 were applied to goodwill and other intangible assets acquired prior to June 30, 2001. The reversal of the amortization of goodwill generated in Chilean GAAP in 2002 and 2003 has been included in paragraph (u) below.

h) Investments in related companies (difference between cost and equity method):

        The Company has a series of investments that represent an interest of less than 20% in certain companies (Gasoducto GasAndes S.A., Gasoducto GasAndes (Argentina) S.A. and CDEC-SIC Ltda.). Under Chilean GAAP, these investments have been accounted for under the equity method, because it is presumed that an investor, whose investment in voting stock is more than 10%, has the ability to exercise significant influence over an investee. Under U.S. GAAP, these investments would generally be accounted for at cost less any non-temporary impairment in value, as it presumed that the investor has the ability to exercise significant influence, if the investor owns 20% to 50% of the voting common stock. The effects of this difference are included in paragraph (u) below.

i)      Foreign exchange contracts not effective as hedges:

        As of December 31, 1993, the Company held foreign exchange contracts to transfer its Yen-denominated construction commitments to U.S. dollars. Under Chilean GAAP, the Company accounted for these contracts as ineffective hedges and recorded them at the lower of cost or market. During 1994, these contracts were settled, resulting in a loss that was deferred and is being amortized over the period that the related construction costs are depreciated. For U.S. GAAP purposes, foreign exchange contracts would have been marked-to-market through earnings. The difference reflects the reversal of amortization recorded under Chilean GAAP for U.S. GAAP purposes. The effects of the above differences are included under paragraph (u) below.

j)      Effect of U.S. GAAP adjustments in related Companies accounted for under the equity method:

        The principal U.S. GAAP adjustments affecting the Company's equity-method investees are:

  i)
  Capitalization of interest cost that is not capitalized under Chilean GAAP.

  ii)
  Accounting for deferred tax assets and liabilities.

  iii)
  The deferred tax effects of the U.S. GAAP adjustments.

  iv)
  Accounting for forward exchange contracts.

  v)
  Reversal of a provision for maintenance of fixed assets.

  vi)
  Accounting for amortization of deferred costs of a prepaid loan.

  vii)
  Amortization of goodwill.

        The effect of these differences is included under paragraph (u) below.

k)    Complementary pension plan and post-retirement benefits:

        Pension and post-retirement benefits are recorded under Chilean GAAP in a comparable manner to U.S. GAAP. However, under Chilean GAAP, the Company capitalizes unrecognized actuarial gains and losses, whereas under U.S. GAAP, the Company adopted a policy to recognize actuarial gains and losses immediately in the income statement. Additionally, under Chilean GAAP, additional minimum liabilities, if any, are recorded as charges in the income statement while under U.S. GAAP, an additional liability that exceeds unrecognized prior service cost is reported in other comprehensive income. Lastly, as of January 1, 2002, the Company changed the interest rate used for determining the present value of the provisions for its supplementary pension benefit plan, reducing it from 10% to 8%. The effect of this change at the beginning of 2002 amounted to ThCh$585,136, which was recorded as a deferred asset to be amortized over 10 years. Under U.S. GAAP, the effect of reducing the discount rate to 8% has been charged to income in the year ended December 31, 2002. In the year ended December 31, 2003, the reversal of the amortization of the deferred asset recorded under Chilean GAAP results in an additional difference.

l)      Recognition of a loss from an analysis of the Impairment of Long-Lived Assets:

        Under Chilean GAAP, long-lived assets are subject to impairment tests when circumstances indicate that impairment may exist. In determining whether impairment exists, the Company evaluates whether the operating revenue of the entity will be sufficient to cover its costs including depreciation (Technical Bulletin No. 33). The entity revenues are estimated based on its undiscounted cash flows.

        Under U.S. GAAP, long-lived assets are also subject to periodic impairment tests when circumstances indicate that impairment may exist. In determining whether impairment exists, however, the Company groups its assets at the lowest level of identifiable cash flows. If an asset's (or asset group's) carrying amount exceeds the sum of the undiscounted cash flows that are expected to be generated from the use and eventual disposition of the asset, an impairment loss is recognized for an amount equal to the amount by which the asset's carrying amount exceeds its fair value, which is generally measured based on discounted cash flows.

        On March 2, 2001, the Company entered into an agreement with TotalFinaElf to sell four Argentine investments. Notwithstanding the fact that the agreement was signed after December 31, 2000, an impairment was recorded at such date under U.S. GAAP because management had the authority to sell the investments and committed to a plan to dispose of the assets, as required by APB Opinion No. 30th "Reporting of Results of Operations-Reporting the Effects of Disposal of a Segment of a Business" ("APB 30").

        In November 2001, TotalFinaElf purchased two of the four Argentine investments, resulting in a loss for Chilean GAAP. Accordingly, the loss on impairment already recorded in 2000 for USGAAP is reversed in the 2001 reconciliation of net income. The remaining two investments have not been sold and are no longer planned to be sold. For this reason, in accordance with

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived assets," these investments are considered to be held and used.

        In addition, in 2001, a U.S. GAAP impairment test was performed on the Company's Termoandes generation plant and transmission line, which showed that the Chilean side of the transmission line owned by Gener was impaired. Accordingly, an impairment loss was recorded at December 31, 2001 under U.S. GAAP for this asset.

        An impairment loss was also recorded in 2001 under U.S. GAAP in connection with the investments in Explotaciones Sanitarias S.A., Ecogener S.A. and Compañía Carbones del Cesar Ltda. No loss was recorded under Chilean GAAP for Explataciones Sanitarias S.A. or Ecogener S.A. until they were sold in 2002. Additionally, an impairment loss was not recorded for Compania Carbones del Cesar Ltda. under Chilean GAAP until 2002 when the Company received an offer from a third party indicating that such an impairment occurred. Accordingly, the loss that was recorded in 2002 for Chilean GAAP is reversed in the 2002 reconciliation of net income to U.S. GAAP.

m)   Reversal of contingent gain

        In December 1999, AES Gener filed a lawsuit against Hidroeléctrica Guardia Vieja S.A. and Hidroeléctrica Aconcagua S.A. for their alleged contractual performance default related to an energy capacity sales contract. On December 14, 2001, the arbitrator accepted the Company's claims and the defendants were ordered to fulfill the contract. Under Chilean GAAP, based on the arbitrator's acceptance of the lawsuit filed by Gener, the Company recorded into income in 2001 a portion of the gain contingency equal to ThCh$3,058,871. The Company recorded only a portion of the gain contingency, because on January 7, 2002, the defendants filed an appeal that is being studied by the Supreme Court. Under U.S. GAAP, this gain contingency would not be recorded until it is realized. The effect of this difference is included in paragraph (u) below.

n)    Reclassification of account receivable from main shareholder

        On February 28, 2001, AES Gener and Inversiones Cachagua Ltda. signed a contract for a mercantile current account whose balance is in U.S. dollars and, accrues interest every 30 days at LIBOR plus a spread, and has a final maturity date on February 28, 2004.

        AES Gener transferred ThCh$302,095,088 to Inversiones Cachagua Ltda. in the above mentioned mercantile current account. Such amount came from proceeds of the sale of investments in Argentina and in Chile. According to a board of directors' agreement dated July 30, 2001, these funds were transferred to the principal shareholder and charged to the mercantile current account instead of distributing them as interim dividends, as there was no certainty that the Company would be able to generate the profits needed to cover such interim dividends.

        Under Chilean GAAP, the mercantile account current account receivable balance is classified as an asset, as it is subject to indexation, accrues interest and has a maturity date, however, under U.S. GAAP, it is shown as a deduction from shareholders' equity as a "Note Receivable from Shareholder." In addition, interest and exchange differences accrued each year associated with this note have been reclassified from income to shareholders' equity, net of the payments of ThCh$29,883,305 received in 2003. The effect of this matter is included in paragraph (u) below.

o)    Interest rate swap

        In 1998, the Company entered into an interest rate swap, whereby it receives variable interest payments and pays fixed interest payments in order to convert variable rate debt into fixed rate debt. Under Chilean GAAP, the Company has recorded the interest expense as incurred and the fair value of the swap has not been recorded.

        Under U.S. GAAP, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was adopted by the Company as of January 1, 2001. SFAS No. 133 established accounting and reporting standards for derivative instruments, including embedded derivatives, and for hedging activities. SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized either in income or shareholders' equity (as a component of accumulated other comprehensive income ("OCI")).

        The Company has designated its interest rate swap as a cash flow hedge, and accordingly has recognized changes in its fair value in other comprehensive income. Gains and losses on cash flow hedge transactions reported in other comprehensive income, and the transition adjustment reported by the Company as a cumulative effect type adjustment of accumulated other comprehensive income, are reclassified to earnings in the same period that the related cash flows of the hedged transaction affect earnings.

        SFAS No. 133 also prescribes requirements for designation and documentation of hedging relationships and ongoing retrospective and prospective assessments of effectiveness in order to qualify for hedge accounting. Hedge accounting is considered to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is 80% to 125% effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction. Measurement of amounts to be recorded in income due to ineffectiveness of hedges are based on the dollar-offset method as required by SFAS No. 133.

        The effects of the differences in the method of recording this cash flow hedge are included in paragraph (u) below.

p)    Forward exchange contracts

        The Company has forward exchange contracts between the U.S. dollar and the Chilean peso. Under Chilean GAAP, these forward exchange contracts are recorded at fair value with the changes in the fair value recorded as unrealized gains and losses. These derivatives are considered cash flow hedges of forecasted transactions (future sales of energy to regulated customers price-adjusted every six months by the fluctuation in the U.S. dollar exchange rate during that same period, while most of the energy costs are fixed in U.S. dollars). The initial premium or discount on these contracts is deferred and amortized over the life of the contract.

        Under U.S. GAAP, these forward exchange contracts are also valued at fair value, with the initial premium or discount deferred and amortized over the life of the contract. However, as the Company's formal documentation at the inception of the hedge did not qualify for hedge accounting treatment, the changes in the fair value of these derivatives are recognized through the income statement.

q)    Minimum dividend

        As required by the Chilean Corporations Law, unless otherwise decided by the unanimous vote of the holders of issued and paid-in shares, a Company must distribute a cash dividend in an amount equal to at least 30% of the Company's net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Since the payment of the 30% dividend from each year's income is a legal requirement in Chile, a provision has been made in the accompanying U.S. GAAP reconciliation in paragraph (u) below to recognize the corresponding decrease in shareholders? equity as of December 31 of the year ended included in the reconciliation to which the net income under Chilean GAAP relates.

r)     Asset retirement obligation

        The Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations", effective January 1, 2003. Under SFAS No. 143, entities are required to record the fair value of a legal liability for an asset retirement obligation ("ARO") in the period in which it is incurred. When a new liability is recorded, the entity capitalizes the costs of the liability by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. At retirement, an entity settles the obligation for its recorded amount or incurs a gain or loss.

        With the adoption of SFAS No. 143, the Company recorded an ARO asset of ThCh$141,396, net of accumulated amortization of ThCh$89,253, and a deferred tax asset of ThCh$41,812. The net amount initially recognized as a result of applying SFAS No. 143 was ThCh$204,142, which was recorded as a cumulative effect of a change in accounting principle. The remaining difference of ThCh$14,101 results from the 2003 accretion of the ARO liability and depreciation of the ARO asset, which was recorded within costs of goods sold.

s)     Property, plant and equipment construction penalties received

        During 2000, the Company received penalty payments from a contractor for the late completion of a project to build a combined cycle power plant. Under Chilean GAAP, the penalty payments were recognized as income within the income statement.

        Under U.S. GAAP, the payments were treated as a reduction in the asset value. This asset was sold in 2001, thereby resulting in the gain on disposal under U.S. GAAP. The effect of these differences is included in paragraph (u) below.

t)     Discontinued operations

        In 2001 the Company decided to divest the following subsidiaries: Oilgener Inc., Explotaciones Sanitarias S.A, Ecogener S.A., and Carbones del Cesar, for which an impairment loss was recognized under US GAAP as explained in paragraph (l) above. However, these subsidiaries did not qualify as "discontinued operations" under APB. 30, The adoption of SFAS No. 144 on January 1, 2002 changed the definition of "discontinued operations" to include operations of a "component" of an entity as defined in conjunction with SFAS No. 131. SFAS No. 144 required reclassification in all year financial statements presented of such defined "discontinued operations." Such reclassifications have been made in the reconciliation included in paragraph (u).

        Oilgener Inc., Explotaciones Sanitarias S.A, and Ecogener S.A. were sold in 2002. Carbones del Cesar, however, has not been disposed of as of December 31, 2003 and was reclassified as held and used as the Company did not meet the requirement to complete the sale within the one-year period under SFAS No. 144.

u) Effects of conforming to U.S. GAAP:

        The adjustments to reported net income required to conform with accounting principles generally accepted in the United States are as follows:

	Year ended December 31,
	2001 ThCh$ (As restated Note 37.a)	2002 ThCh$ (As restated Note 37.a)	2003 ThCh$
Net income as reported under Chilean GAAP	(2,091,444)	35,575,450	53,678,463
Reversal of additional depreciation of technical revaluation (paragraph (b))	1,686,493	1,687,514	1,312,755
Reversal of technical revaluation of fixed assets retired during the year (paragraph (b)):
—Cost	—	83,911	51,324
—Accumulated depreciation	—	(49,500)	(72,287)
Asset retirement obligation (paragraph (r))	—	—	(14,101)
Property, plant and equipment construction penalties received (paragraph (s))	11,324,895	—	—
Capitalized interest (paragraph (f))	(903,749)	(85,826)	(936,466)
Recognition of a loss from an analysis of Impairment of Long-Lived Assets (paragraph (l))	3,484,658	3,545,873	—
Intangibles (paragraph (d))	196,060	(789,385)	196,059
Charge to income of subsidiary development stage deficit	(123,158)	—	—
Effect of U.S. GAAP adjustments on investments in related companies (paragraph (j))	(1,359,236)	568,806	(780,710)
Difference between equity and cost method of accounting for investments (paragraph (h))	(619,997)	(488,466)	(490,852)
Reversal of provision for loss on sale of Oilgener Inc. (paragraph (d))	3,877,011	—	—
Goodwill (paragraph (g))	272,862	361,028	447,381
Negative goodwill (paragraph (g))	(1,722,120)	—	—
Reversal of contingent gain (paragraph (m))	(3,058,871)	—	—
Staff severance indemnities (paragraph (e))	—	(88,696)	8,870
Complementary pension and post-retirement benefits (paragraph (k))	(380,971)	(585,136)	(171,060)
Reclassification of additional minimum liability, net of tax (paragraph (k))	—	661,423	(516,466)
Deferred tax effects of U.S. GAAP adjustments	(712,049)	(1,222,548)	207,520
Adjustment to deferred income taxes (paragraph (c))	28,612,199	(6,990,451)	(2,740,476)
Interest rate swap (paragraph (o))	92,799	(856,017)	(1,103,856)
Forward exchange contracts (paragraph (p))	(1,986,454)	1,984,535	(11,711)
Foreign exchange contracts not effective as hedges (paragraph (i))	10,237	10,236	10,236
Interest on account receivable from main shareholder, net of tax (paragraph (n))	(5,991,303)	(26,794,263)	(15,896,650)
Deferred tax effects resulting from change in functional currency (paragraph (a))	(3,266,113)	(2,817,622)	(3,787,785)
Reversal of price level restatement (paragraph (a))	(320,447)	4,436,012	8,741,391
Transactions gains and losses resulting from change in functional currency (paragraph (a))	33,027,610	25,161,872	(6,607,275)
Reclassification of discontinued operations (paragraph (t))	10,290,814	3,161,015	—
Effect of minority interest on US GAAP adjustments	(22,578,250)	(9,369)	117,620
Effect of minority interest on remeasurement adjustment	2,308,069	(640,816)	18,538
Effect of change in functional currency on equity method investees	9,307,913	5,124,839	(11,150,635)

Income from continuing operations	59,377,457	40,944,419	20,551,754

(Loss) on discontinued operations, net of tax benefit of ThCh$1,701,912 in 2001 and ThCh$525,915 in 2002 (paragraph (t))	(8,588,902)	(2,635,100)	—

Income in accordance with U.S. GAAP before cumulative effect of change in accounting principle	50,788,555	38,309,319	20,551,754

Cumulative effect of change in accounting principle for SFAS No. 143, net of tax of ThCh$41,812 in (paragraph (r))	—	—	(204,142)

Net income in accordance with U.S. GAAP	50,788,555	38,309,319	20,347,612

Other comprehensive income
Cumulative translation adjustment	69,555,321	31,595,484	(61,674,231)
Cash flow hedge (paragraph (o))	(5,624,171)	(3,619,755)	3,297,374
Additional minimum liability (paragraph (k))	—	(661,423)	661,423

Comprehensive income (loss) in accordance with U.S. GAAP	114,719,705	65,623,625	(37,367,822)

        The adjustments required to conform shareholders' equity amounts to U.S. GAAP are as follows:

	Years ended December 31,
	2002 ThCh$ (As restated note 37.a)	2003 ThCh$
Shareholders' equity as reported under Chilean GAAP	784,777,752	808,603,884
Reversal of technical revaluation of property, plant and equipment (paragraph (b)):
Cost	(41,593,156)	(41,644,481)
Accumulated depreciation	29,662,113	31,047,155
Asset retirement obligation (paragraph (r))	—	(260,054)
Capitalized interest, net of depreciation (paragraph (f))	19,440,627	18,504,161
Recognition of a loss from an analysis of the Impairment of long-lived Assests (paragraph (l))	(23,382,386)	(23,382,386)
Intangibles (paragraph (d))	(1,765,614)	(1,569,555)
Effect of U.S. GAAP adjustments on investments in related companies (paragraph (j))	(1,455,632)	(2,293,255)
Difference between equity and cost accounting for investments (paragraph (h))	130,005	(360,847)
Goodwill (paragraph (g))	2,581,494	3,085,789
Staff severance indemnities (paragraph (e))	(88,696)	(79,826)
Complementary pension and post-retirement benefits (paragraph (k))	(585,136)	(611,239)
Interest rate swap (paragraph (o))	(15,071,171)	(11,102,143)
Forward exchange contract (paragraph (p))	(1,919)	(13,630)
Foreign exchange contracts not effective as hedges (paragraph (i))	(225,199)	(214,963)
Reversal of contingent gain (paragraph (m))	(3,058,871)	(3,058,871)
Deferred tax effects of U.S. GAAP adjustments	1,174,338	(4,145,960)
Adjustment to deferred income taxes (paragraph (c))	(49,001,169)	(51,741,648)
Reclassification of account receivable from main shareholder (paragraph (n))	(210,872,302)	(196,885,647)
Accrual for minimum dividends (paragraph (q))	(10,672,635)	(16,945,584)
Reversal of price level restatement (paragraph (a))	(260,894,045)	(243,562,614)
Cumulative translation adjustment (paragraph (a))	101,150,806	39,476,573
Effect of change in functional currency on equity method investees (paragraph (a))	14,432,752	3,282,117
Transactions gains and losses resulting from change in functional currency (paragraph (a))	58,189,483	51,582,207
Effect of minority interest on US GAAP adjustment	254,640	372,260
Effect of minority interest on remeasurement adjustment	1,667,253	1,685,792

Shareholders' equity in accordance with U.S. GAAP	394,793,332	359,767,234

        The following summarizes the changes in shareholder's equity under U.S. GAAP during the years ended December 31, 2002 and 2003:

	Years ended December 31,
	2002 (As restated note 36. a) ThCh$	2003 ThCh$
Balance at January 1 (restated for 2001)	332,153,726	394,793,332
Reclassification of Interest on account receivable from main shareholder	26,794,263	15,896,650
Reclassification of Account receivable from main shareholder	(33,741,800)	—
Payments of account receivable from main shareholder	—	(29,883,305)
Accrual for minimum dividends	(10,672,635)	(6,272,950)
Chivor additional minimum liability, net of tax	(661,423)	661,423
Cash flow hedge, net of tax	(3,619,755)	3,297,374
Cumulative translation adjustment	31,595,484	(61,674,231)
Price level adjustment	14,636,153	22,601,330
Net income in accordance with U.S. GAAP	38,309,319	20,347,612

Balance at December 31	394,793,332	359,767,234

Condensed Financial Statements

	As of December 31,
ASSETS	2002 ThCh$	2003 ThCh$
Current assets
Inventories	25,145,789	13,876,383
Other current assets	108,770,290	105,877,842

Total current assets	133,916,079	119,754,225

Non-current assets
Net property, plant and equipment	1,209,763,599	961,252,926
Other non current assets	229,480,108	148,026,641

Total other non-current assets	1,439,243,707	1,109,279,567

TOTAL ASSETS	1,573,159,786	1,229,033,792

LIABILITIES
Current Liabilities	276,781,324	186,100,241

Long-Term Liabilities
Long-term bank liabilities	237,573,498	169,589,268
Bonds payable	545,743,670	454,306,799
Other non-current liabilities	113,097,189	53,992,430

Total long-term liabilities	894,414,357	677,888,497

Total liabilities	1,173,195,681	863,988,738

Minority interest	5,170,773	5,277,820

TOTAL SHAREHOLDERS' EQUITY	394,793,332	359,767,234

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,573,159,786	1,229,033,792

	Year ended December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
INCOME STATEMENT:
Operating revenues	376,011,493	358,375,024	315,392,619
Operating costs and expenses:
Cost of sales	(232,720,344)	(221,051,670)	(203,292,895)
Selling, general and administrative expenses	(28,141,499)	(19,917,720)	(15,196,034)

Operating Income	115,149,650	117,405,634	96,903,690

Interest expense	(75,803,955)	(76,115,852)	(50,629,801)
Other income (expense)	13,079,372	9,398,475	3,110,353
Other expense	(2,142,502)	(7,130,551)	(6,074,630)
Foreign exchange gain (loss)	4,831,177	8,016,838	(18,634,863)

Income before income taxes	55,113,742	51,574,544	24,674,749
Income taxes	18,005,296	(13,028,422)	(9,858,337)

Income before minority interest and equity in earnings	73,119,038	38,546,122	14,816,412
Minority interest	(21,650,159)	(2,539,087)	(1,677,531)
Equity in earnings of affiliated companies	7,908,578	4,937,384	7,412,872

Income from continuing operations	59,377,457	40,944,419	20,551,754

Discontinued Operations, net of tax	(8,588,902)	(2,635,100)	—

Income before cumulative effect of change in of accounting principle	50,788,555	38,309,319	20,551,754
Cumulative effect of change in accounting principle, net of tax	—	—	(204,142)

Net income	50,788,555	38,309,319	20,347,612

  Condensed Cash flows:

        Information for inclusion in the statement of cash flows required by U.S. GAAP including the cash flow information of Hidroneuquén S.A. and development-stage companies, which are not consolidated under Chilean GAAP, is as follows:

	For the year ended December 31,
	2001 Restated ThCh$	2002 Restated ThCh$	2003 ThCh$
Net cash flow provided by operating activities	22,654,566	73,196,949	118,459,902
Net cash flow provided by (used in) investing activities	297,012,309	(3,539,876)	(1,674,941)
Sales of permanent investments(1)	289,176,376	4,959,478	11,676
Net cash flow (used in) financing activities	(322,939,729)	(99,434,250)	(91,577,407)
Loan to main shareholder(1)	(171,193,374)	—	—
Proceeds from issuance of shares(1)	111,043,076	6,975	—
Dividends paid(1)	(148,396,793)	(2,990,810)	(31,356,233)
Repayment of loans(1)	(108,172,275)	(86,447,003)	(65,197,506)
Increase (decrease) in cash and cash equivalents	(3,272,854)	(29,777,177)	25,207,554
Cash and cash equivalents at the beginning of the year	65,456,688	63,723,746	39,953,640
Exchange difference	1,539,912	6,007,071	(8,002,286)

Cash and cash equivalents at end of year	63,723,746	39,953,640	57,158,908

(1)
These items consist of those which exceed 10% of the net cash flow provided by operating activities averaged for the last three years.

        For the purposes of the U.S. GAAP statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents:

	December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Cash	43,171,250	4,517,560	3,413,411
Time deposits that are cash equivalents	16,634,844	22,538,232	10,012,004
Other deposit instruments that are cash equivalents(1)	3,917,652	12,897,848	43,733,493

Total cash and cash equivalents	63,723,746	39,953,640	57,158,908

(1)
These items consist of investments made for cash management purposes with original maturities of less than three months and are included on the balance sheet with similar investments with longer terms in "Other current assets". See Note 7.

Supplementary Cash Flow information

	Year ended December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Interest paid, net of capitalized interest	69,195,057	72,897,710	46,845,197
Taxes paid	59,763	170,806	72,047

v)    Accumulated other comprehensive income

        In accordance with SFAS No. 130, "Reporting Comprehensive Income" the Company reports a measure of all changes in shareholder's equity that result from transactions and other economic events of the period other than transactions with owners ("comprehensive income"). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity. The components of other comprehensive income are reported net of the related tax effects.

The following represents accumulated other comprehensive income balances as of December 31, 2002 and 2003.

	2002
	Effect of US GAAP ThCh$
	Chilean GAAP cumulative translation adjustment	Cash flow hedge	Chivor additional minimum/ liability	Accumulated other comprensive income
Beginning balance	69,555,321	(5,624,171)	—	63,931,150
Credit (charge) for the period	31,595,484	(3,619,755)	(661,423)	27,314,306
Ending balance	101,150,805	(9,243,926)	(661,423)	91,245,456

Related tax effect	—	(1,949,099)	(356,151)	(2,305,250)

	2003
	Effect of US GAAP ThCh$
	Chilean GAAP cumulative translation adjustment	Cash flow hedge	Chivor additional minimum/ liability	Accumulated other comprensive income
Beginning balance	101,150,805	(9,243,926)	(661,423)	91,245,456
Credit (charge) for the period	(61,674,232)	3,297,374	661,423	(57,715,435)
Ending balance	39,476,573	(5,946,552)	—	33,530,021

Related tax effect	—	1,775,509	356,151	2,305,250

II.     Additional Disclosure Requirements:

  a)
  Earnings per share

  1)
  Basic earnings per share

	Year ended December 31,
	2001	2002	2003
Income from continuing operations	10.4672	7.2177	3.6229
Loss on discontiunued operations	(1.5141)	(0.4645)	—
Cumulative effect of change in accounting principle	—	—	(0.036)

Basic earnings per share	8.9531	6.7532	3.5869

Weighted average number of shares outstanding (in thousands)	5,672,743	5,672,753	5,672,753
    2)
    Diluted earnings per share

        As described in note 21, AES Gener placed ThUS$499,944 (ThCh$296,866,742) in convertible bonds during 1998 and 1999; ThUS$23,305 (ThCh$13,838,509) had been converted into shares for the year ended December 31, 2001.

        Diluted earnings per share for the year ended December 31, 2001 are as follows (the calculation for December 31, 2002 and 2003 has not been included as the effect would have been anti-dilutive on the income from continuing operations line):

	Year ended December 31, 2001
	Numerator	Denominator	Per Share
Income from continuing operations	59,377,457	5,672,743	10.4672
Loss on discontiunued operations	(8,588,902)	5,672,743	(1.5141)

Net income available to shareholders	50,788,555	5,672,743	8.9531

Assumed conversion of convertible bonds	20,767,371	2,289,068	9.0724
Income from continuing operations	80,144,828	7,961,811	10.0662
Loss on discontiunued operations	(8,588,902)	7,961,811	(1.0788)
Diluted earnings per share	71,555,926	7,961,811	8.9874

  b)
  Income taxes:

        The provision for income taxes differs under Chilean GAAP from the charge calculated in accordance with U.S. GAAP, as a result of the following differences:

	2001
	Chile Restated ThCh$	Colombia ThCh$	Argentina ThCh$	Dom. Rep. ThCh$	Total ThCh$
Current income taxes as determined under Chilean GAAP	657	65,989	2,203,914	774,864	3,045,424
Deferred income taxes as determined under Chilean GAAP	3,275,879	257,266	470,693	—	4,003,838
U.S. GAAP adjustments:
Deferred tax effect applying SFAS No. 109	1,133,165	5,808,024	(35,553,388)	—	(28,612,199)
Deferred tax effect of U.S. GAAP adjustments	(4,932,266)	(21,309)	3,963,713	—	(989,862)
Chivor additional minimum liability
Deferred tax effect in remeasuring	3,266,113	—	—	—	3,266,113
Adjustments for remeasurement	(420,522)	—	—	—	(420,522)
Discontinued operations	1,701,912	—	—	—	1,701,912

Expense (benefit) for the period under U.S GAAP	4,024,938	6,109,970	(28,915,068)	774,864	(18,005,296)

	2002
	Chile Restated ThCh$	Colombia ThCh$	Argentina ThCh$	Dom. Rep. ThCh$	Total ThCh$
Current income taxes as determined under Chilean GAAP	—	209,102	48,365	731,913	989,380
Deferred income taxes as determined under Chilean GAAP	10,997,017	(7,740,055)	(2,582,930)	—	674,032
U.S. GAAP adjustments:
Deferred tax effect applying SFAS No. 109	746,167	6,056,137	188,147	—	6,990,451
Deferred tax effect of U.S. GAAP adjustments	963,760	—	(267,128)	—	696,632
Deferred tax effect in remeasuring	2,817,622	—	—	—	2,817,622
Adjustments for remeasurement	334,390	—	—	—	334,390
Discontinued operations	525,915	—	—	—	525,915

Expense (benefit) for the period under U.S GAAP	16,384,871	(1,474,816)	(2,613,546)	731,913	13,028,422

	2003
	Chile ThCh$	Colombia ThCh$	Argentina ThCh$	Dom. Rep. ThCh$	Total ThCh$
Current income taxes as determined under Chilean GAAP	139,886	10,584	—	676,240	826,710
Deferred income taxes as determined under Chilean GAAP	414,366	3,776,187	(268,875)	—	3,921,678
U.S. GAAP adjustments:
Deferred tax effect applying SFAS No. 109	261,578	2,387,785	91,113	—	2,740,476
Deferred tax effect of U.S. GAAP adjustments	(120,776)	—	(86,743)	—	(207,519)
Deferred tax effect in remeasuring	3,787,784	—	—	—	3,787,784
Adjustments for remeasurement	(1,210,792)	—	—	—	(1,210,792)

Expense (benefit) for the period under U.S. GAAP	3,272,046	6,174,556	(264,505)	676,240	9,858,337

        Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	2002			2003
	SFAS No. 109 applied to Chilean GAAP Balances	SFAS No. 109 Applied to US GAAP Adjustments	Total Deferred Taxes under SFAS No.109	SFAS No. 109 applied to Chilean GAAP Balances	SFAS No. 109 Applied to US GAAP Adjustments	Total Deferred Taxes under SFAS No.109
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred income tax assets:
Tax loss carry forwards (1)	36,611,792	—	36,611,792	47,051,224	—	47,051,224
Impairment of long-lived assets	—	3,975,005	3,975,005	—	3,975,006	3,975,006
Provision allowance
Cash flow hedge	—	4,975,303	4,975,303	—	3,586,144	3,586,144
Forward exchange contracts	—	327	327	—	2,317	2,317
Discount on bonds payable	3,946,412	—	3,946,412	5,928,549	—	5,928,549
Pension	—	114,552	114,552	—	73,481	73,481
Other	438,490	819,614	1,258,104	444,281	564.217	1,008,498

Total deferred income tax assets	40,996,694	9,884,801	50,881,495	53,424,054	8,201,165	61,625,219

Deferred income tax liabilities:
Staff severance indemnities	(92,897)	—	(92,897)	(143,486)	—	143,486
Amortization of intangibles	(300,155)	—	(300,155)	(266,824)	—	(266,824)
Depreciation	(97,254,846)	—	(97,254,846)	(99,256,030)	—	(99,256,030)
Capitalized interest.	—	(3,304,907)	(3,304,907)	—	(3,145,707)	(3,145,707)
Other	(1,590,585)	38,284	(1,552,301)	(5,291,558)	36,544	(5,255,015)
Adjustment to deferred income taxes for change in functional currency	—	(5,443,840)	(5,443,840)	—	(9,237,962)	(9,237,962)

Total deferred income tax liabilities	(99,238,483)	(8,710,463)	(107,948,946)	(104,957,898)	12,347,125	(117,305,023)

Net deferred tax liabilities from application of SFAS No. 109	(58,241,789)	1,174,338	(57,067,451)	(51,533,844)	(4,145,960)	(55,679,804)

(1)
Tax loss carryforwards relate to Chilean entities and to Energy Trade and Finance Corporation In accordance with the current enacted tax law in Chile, tax losses may be carried forward indefinitely.

        The provision for income taxes differs from the amount of income tax determined by applying the applicable local statutory income tax rate to pretax income, calculated in accordance with U.S. GAAP, as a result of the following differences:

	December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Pretax income (loss) in accordance with U.S GAAP	55,113,742	51,574,544	24,674,751
Statutory tax rate	16.00%	16.50%	17.00%
Statutory tax rate applied to pretax income (loss)	8,818,199	8,509,800	4,194,708
Statutory tax rate of foreign subsidiaries income (loss)	720,066	(4,240,684)	(20,498,325)
Price-level adjustments	(12,255,460)	(10,499,264)	(7,334,274)
Equity in earnings in related companies	4,967,006	593,040	15,685,087
Goodwill	(183,193)	(164,185)	(128,013)
Permanent differences arising from U.S GAAP adjustments	2,378,892	(4,711,831)	(3,612,091)
Tax loss in the sale Hidroneuquen in excess of the book loss	15,883,598	—	—
Others	(687,831)	(1,994,590)	(1,834,572)
Discontinued operation	1,635,981	520,709	—

Effective income tax rate	18,005,296	(13,028,422)	(9,858,337)

  c)
  Segment information:

  1.
  Information by business segments

        AES Gener operates in four reportable segments. The Company aggregated Gener, Energia Verde, Santiago, and Norgener operating segments related to the power generation plants located in different regions of Chile into one reportable segment, Chilean Operations. The Argentinian Operations consist of the Argentinian subsidiaries Termoandes S.A. and Interandes S.A. engaged principally in the generation and transmission of electricity. Chivor is the Colombian subsidiary that operates a hydroelectric power generation plant. The Other segment includes the international operations and all Chilean operations engaged in activities other than generation of electricity.

        The Company's segment information is presented in accordance with Chilean GAAP. The principal measurement differences between Chilean GAAP and U.S. GAAP as they relate to the Company are the result of differences in the accounting for: (i) functional currency, (ii) price-level adjustments, (iii) investments accounted for under the equity methods; and (iv) difference between cost and equity method. Management uses Chilean GAAP operating profit/(loss) before depreciation as its measure of segment profitability. In the tables below, this measure is referred to as segment operating profit.

        The following table summarizes segment and geographic information (Chilean GAAP):

Year ended December 31, 2001 ThCh$	Chilean Operations	Argentinian Operations	Chivor	Others	Total
Revenues from external customers	265,958,282	1,145,075	71,769,736	22,120,693	360,993,786
Revenues from transactions with other operating segments of the same enterprise	71,180,422	47,868,953	14,348	5,888,494	124,952,217
Interest income	2,945,776	968,983	758,906	12,928,453	17,602,118
Interest expense	(8,466,171)	(13,359,929)	(23,150,886)	(29,322,446)	(74,299,432)
Depreciation	(28,664,455)	(7,636,597)	(9,415,296)	(1,234,814)	(46,951,162)
Segment operating profit	116,394,931	(17,939,957)	32,237,512	19,654,636	150,347,122
Price level restatement	5,039,050	(19,651,081)	(18,132,165)	7,038,562	(25,705,634)
Total assets	1,151,613,159	285,840,812	476,409,571	12,770,094	1,926,633,636
Earning from equity-method investees	—	(983,541)	—	1,551,487	567,946
Capital expenditures	20,323,244	556,835	189,430	1,672,674	22,742,182
Year ended December 31, 2002 ThCh$	Chilean Operations	Argentinian Operations	Chivor	Others	Total
Revenues from external customers	289,757,470	7,046	81,698,657	2,793,336	374,256,509
Revenues from transactions with other operating segments of the same enterprise	88,116,136	30,677,978	85,071	1,815,002	120,694,187
Interest income	33,818,130	735,060	1,358,294	403,695	36,315,179
Interest expense	(39,028,607)	(13,233,473)	(21,179,020)	(843)	(73,441,943)
Depreciation	(31,407,067)	(9,303,475)	(9,359,978)	(22)	(50,070,542)
Segment operating profit	162,089,286	(10,125,664)	36,092,190	2,185,039	190,240,851
Price level restatement	14,217,454	(12,794,402)	(19,737,886)	208,037	(18,106,797)
Total assets	1,125,899,958	279,793,610	482,573,916	15,275,341	1,903,177,554
Earning from equity-method investees	(84,946)	(300,115)	—	—	(385,061)
Capital expenditures	(10,969,243)	(38,149)	(160,727)	—	(11,168,119)
Year ended December 31, 2003 ThCh$	Chilean Operations	Argentinian Operations	Chivor	Others	Total
Revenues from external customers	281,163,429	17,593	78,714,068	2,436,801	362,331,891
Revenues from transactions with other operating segments of the same enterprise	91,083,239	29,756,952	74,056	—	120,914,247
Interest income	20,812,994	332,519	1,278,263	369,745	22,793,521
Interest expense	(33,635,421)	(10,696,562)	(10,523,151)	(140)	(54,855,274)
Depreciation	(30,504,626)	(7,720,869)	(7,755,093)	(2)	(45,980,590)
Segment operating profit	142,541,825	(8,986,268)	37,006,235	2,436,804	172,998,596
Price level restatement	(68,111,374)	3,428,232	51,990,213	(913,371)	(13,606,300)
Total assets	1,024,559,601	218,296,870	400,090,280	14,098,992	1,657,045,743
Earning from equity-method investees	9,817,045	—	—	—	9,817,045
Capital expenditures	(1,855,860)	(246,253)	(509,244)	—	(2,611,357)

2.     Reconciliation of reportable segment totals to consolidated totals

	Year Ended December 31, 2001 ThCh$	Year Ended December 31, 2002 ThCh$	Year Ended December 31, 2003 ThCh$
Segment operating profit	150,347,122	190,240,851	172,998,596
Depreciation	(46,951,162)	(50,070,543)	(45,980,590)
Chilean GAAP operating profit	103,395,960	140,170,308	127,018,006

d)    Investments in related companies:

        The following tables show the condensed financial information of related companies accounted for using the equity method. All amounts are in thousands of constant Chilean pesos of December 31, 2003 purchasing power.

        The condensed information shown here has been taken from the companies' financial statements prepared in accordance with Chilean GAAP. For the overall effect that the application of U.S. GAAP has on the financial statements of these companies, see paragraph 1(j) in Note 37 above.

EMPRESA ELECTRICA GUACOLDA S.A.

	December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Percentage interest	50.00%	50.00%	50.00%
Current assets	16,067,593	18,519,264	31,677,318
Non-current assets	216,059,173	207,392,226	204,371,605

Total assets	232,126,766	225,911,490	236,048,923

Current liabilities	23,398,143	89,459,259	28,704,917
Non-current liabilities	127,975,913	54,062,917	109,165,650

Total liabilities	151,374,056	143,522,176	137,870,567

Net sales	57,517,560	63,977,136	63,405,091
Gross profit	15,562,798	24,329,366	17,014,619
Net income (loss)	(9,254,626)	1,636,604	15,789,043

EMPRESA GENERADORA DE ELECTRICIDAD ITABO S.A.

	December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Percentage interest	25.01%	25.01%	25.01%
Current assets	59,927,044	45,711,961	53,403,081
Non-current assets	194,817,714	233,430,084	193,808,337

Total assets	254,744,758	279,142,045	247,211,418

Current liabilities	9,226,494	25,374,780	33,789,057
Non-current liabilities	6,516,759	6,443,380	6,245,696

Total liabilities	15,743,253	31,818,160	40,034,753

Net sales	107,802,390	94,169,007	82,324,928
Gross profit	14,546,906	4,789,521	17,216,890
Net income (loss)	7,751,333	(7,332,534)	4,832,061

e)    Short-term and long-term liabilities

        The Company has potentially enforceable non-compliance events under the terms of loan agreements entered into by TermoAndes and InterAndes with a syndicate of banks led by Deutsche Bank. To date, Deutsche Bank has not exercised, nor are they starting to exercise, any of such rights. The boards of directors of TermoAndes and InterAndes believe that Deutsche Bank would not benefit from exercising such rights. TermoAndes and InterAndes are currently gathering the evidence needed to obtain a waiver from Deutsche Bank, and management has no reason to believe such evidence would not satisfy the requirements necessary to maintain the debts as long-term obligations. However, under U.S. GAAP, because of the potential lack of compliance with contract covenants, the related debts have been reclassified in their entirety as short-term liabilities at December 31, 2002 and December 31, 2003.

        The following table presents the approximate annual maturities of debt for the years after 2003:

ThCh$
2004	117,397,895
2005	320,178,834
2006	264,747,847
2007	7,175,742
2008	7,003,264
Thereafter	24,790,380

Total	741,293,962

f)     Disclosure regarding the fair value of financial instruments and derivative financial instruments:

        In accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

        For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

        There are certain limitations inherent in the fair value data since while the data represents management's best estimates, the data is subjective, involving significant estimates regarding current economic and market conditions. The methods and assumptions used to estimate the fair values are as follows:

        For cash, short-term deposits and investments, and current receivables and payables, the carrying amounts approximate the fair value due to the short-term maturity of these instruments.

        For interest earning assets and interest bearing liabilities, which are contracted at variable interest rates, the book value is considered to be equivalent to their fair value.

        For financial instruments where an active secondary market exists, the fair value is determined by reference to the quoted market price at the respective balance sheet date.

        For interest earning assets with an original maturity of more than one year, the fair values is calculated by discounting contractual cash flows at the current market origination rates for financial instruments with similar terms.

        For the Company's long-term fixed rate debt, the contractual cash flows were discounted at prevailing interest rates at the balance sheet dates.

	Book value 2002 ThCh$	Estimated fair Value 2002 ThCh$	Book value 2003 ThCh$	Estimated fair Value 2003 ThCh$
Assets
Cash and cash equivalents	4,562,737	4,562,737	3,413,411	3,413,411
Time deposits	22,763,614	22,763,614	10,131,263	10,131,263
Trade accounts receivable	33,987,117	33,987,117	29,367,132	29,367,132
Money market funds	5,056,585	5,056,585	4,789,841	4,789,841
Other investments	16,041,436	16,041,436	46,129,938	46,129,938
Liabilities
Short-term debt	70,561,009	75,496,968	117,397,895	163,046,683
Long-term debt	919,730,561	884,509,945	623,896,067	576,238,164
Derivative financial instruments(1)	25,120,099	25,120,099	18,372,170	18,372,170

(1)
AES Gener enters into forward exchange swaps, interest rate swaps and foreign currency forward contracts in order to hedge its exposure to non-U.S. dollar foreign currency and interest rate fluctuations related to long-term bank liabilities and Bonds payable, respectively. The Company also, from time to time enters into foreign currency exchange contracts to transfer its exposure in U.S. dollars to an exposure in UF. The Company's accounting policy for such contracts is described in Note 1.

        The Company is exposed to credit related losses in the event of non-performance by counterparties to these financial instruments, but does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

        The notional amounts, carrying amounts and fair values of these contracts are as follows:

	As December 31, 2002			As December 31, 2003
	Notional amount ThCh$	Carrying Amount ThCh$	Fair Value ThCh$	Notional Amount ThCh$	Carrying Amount ThCh$	Fair Value ThCh$
Forward exchange swaps	8,295,760	8,293,841	8,293,841	2,383,600	2,369,970	2,369,970
Interest rate swap	149,197,326	16,826,258	16,826,258	101,018,251	12,439,400	12,439,400
Foreign currency forward contracts	—	—	—	3,383,800	3,562,800	3,562,800

Total	157,493,086	25,120,099	25,120,099	106,785,651	18,372,170	18,372,170

        The amounts of credit risk to which the Company is exposed in the event of the nonperformance by counterparties under these agreements is shown by the fair values of the gross amounts receivable by the Company in the above table.

g)    Disclosure regarding interest capitalization:

	Year ended December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Interest cost incurred	74,299,432	73,441,943	54,855,274
Interest capitalized under Chilean GAAP	652,569	108,870	147,712
Interest capitalized under U.S. GAAP	652,569	926,793	147,712

h)    Employee Benefit Plans

        Gener and its subsidiaries sponsor various benefit plans for its current and retired employees. A description of such benefits are as follows:

  I. Staff Severance Indemnities

        Pursuant to agreements between the Company and its active employees, the Company has committed to provide a lump sum payment to each employee with more than five years of service, at the end of his or her employment, based upon total years of service.

        The provision for staff severance indemnities is calculated in accordance with the policy set forth in note 1(p), using the current salary levels and expected remaining years of service of all employees covered under the agreement and an assumed discount rate of 8%.

        The present value of the liability for staff severance indemnity as of December 31, 2002 and 2003 was ThCh$3,321,664 and ThCh$3,683,166, respectively. Amounts charged to income related to staff severance indemnities were ThCh$6,465,404, ThCh$496,665 and ThCh$192,333 for the years ended December 31, 2001, 2002 and 2003, respectively. Payments for the years ended December 31, 2001, 2002 and 2003 were ThCh$6,466,450, ThCh$665,411 and ThCh$35,214, respectively.

  II. Other Benefits for Retired Personnel

        Certain benefits are provided to only retired personnel. These benefits include electrical service rate subsidies, additional medical insurance and supplementary pension benefits. No active employees are entitled to these benefits when they retire. For the years ended December 31, 2001, 2002 and 2003, the Company paid ThCh$655,805, ThCh$312,045 and ThCh$698,291 respectively.

i)      Electrical service rate

        This benefit subsidizes a portion of the public rate charge that the distribution companies Chilectra and Chilquinta charge retired employees. The electric rate subsidies result in the eligible retired employees paying approximately 30% of their total monthly electricity costs, with Gener paying the difference.

ii)    Medical benefits

        This benefit provides supplementary health insurance. This benefit continues in the event of the death of the retiree, to cover the surviving spouse, and is measured assuming a trend for future medical costs.

iii)   Supplementary pension benefits

        Retired employees receive a monthly benefit designed to cover a portion, up to a maximum of 50%, of the difference between their salary at the point of retirement and the theoretical pension that would have been received had the employee reached the legal retirement age of the Institución de Previsión Social ("Institute of Social Welfare"). This benefit expires at the time of death of the retiree.

        Under US GAAP, pension and other post-retirement employee benefits have been accounted for in accordance with SFAS No. 87 and SFAS No. 106, respectively. The Company?s policy is to recognize actuarial gains and losses immediately in the income statement. The Company uses a December 31 measurement date for its employee benefit plans. The Company's employee benefit plans are unfunded. The accumulated benefit obligation was equal to the projected benefit at December 31, 2002 and 2003. In 2004 the Company expects to contribute ThCh$344,650 and ThCh$360,324 to its pension and post-retirement benefit plans, respectively.

The following data are presented under US GAAP for Gener's pension and post-retirement benefit plans:

	Pension Benefits		Other Benefits
Changes in Benefit obligations	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
Benefit obligations at January 1	(2,223,403)	(2,168,164)	(2,523,123)	(2,904,935)
Interest cost	(177,872)	(173,453)	(201,850)	(232,395)
Actuarial loss	(107,428)	(151,475)	(477,708)	(502,996)
Benefits paid	340,539	346,350	297,746	351,941

Benefit obligations at December 31	(2,168,164)	(2,146,742)	(2,904,935)	(3,288,385)

Funded Status of the Plans	(2,168,164)	(2,146,742)	(2,904,935)	(3,288,385)
Unrecognized net transition obligation	263,633	131,817	1,025,848	932,665

Net liability recorded under US GAAP	(1,904,531)	(2,014,925)	(1,879,087)	(2,355,720)

Amounts recognized in the statement of financial position consist of:
Accrued benefit liability	(2,168,164)	(2,146,742)	(1,879,087)	(2,355,720)
Intangible assets	263,633	131,817	—	—

Net liability recorded under US GAAP	(1,904,531)	(2,014,925)	(1,879,087)	(2,355,720)
Assumptions as of December 31
Discount rate	8%	8%	8%	8%
Components of net periodic benefit cost
Interest cost	(177,872)	(173,453)	(201,850)	(232,395)
Actuarial loss	(107,428)	(151,475)	(477,708)	(502,996)
Amortization of transition obligation	(131,816)	(131,816)	(93,259)	(93,183)

Net periodic benefit cost	(417,116)	(456,744)	(772,817)	(828,574)

        Assumed medical benefits cost trend rates have a significant effect on the amounts reported for the medical benefits plan. For measurement purposes, the medical inflation trend rate is estimated at 3%. A one-percentage-point change in assumed medical benefits cost trend rates would have the following effect:

	1 Percentage Point increase ThCh$	1 Percentage Point decrease ThCh$
Effect on total interest cost	2,287	(2,638)
Effect on post-retirement benefit obligations	228,691	(263,766)

        Pension Retirement Benefits—Chivor

        In addition to the benefits discussed above, Colombian law requires that benefits be paid to all retired employees who have reached certain requirements of age and length of service. In accordance with Law No. 100 of 1993, beginning April 1, 1994, Chivor has funded its obligation through payments made to the Instituto de Seguros Sociales ("Colombian Institute of Social Security") and other private pension funds. For retirees not covered by the provisions of Law

No. 100, (10 in 1998 and none in 1997), Chivor obtains an actuarial report each year updating the value of its pension obligation. During 2003, the plan was amended due to the enactment of Law No. 797. The law established a new system to determine the amount of the pension the Columbian Institute of Social Security is going to recognize. The plan amendment generated unrecognized prior service cost of ThCh$205,512. The amortization of the unrecognized prior service cost is based on the average remaining service life of active participants. Benefits covered in this reserve amount include monthly pension benefits, surviving-spouse pension benefits, Christmas bonuses and the additional one-month's pension benefit paid to retirees in June of each year. The Company uses a December 31 measurement date for its employee benefit plan. The plan is unfunded. The accumulated benefit obligation was ThCh$2,234,443 and ThCh$2,346,604 at December 31, 2003 and 2002, respectively. The Company expects to contribute ThCh$303,424 to its pension plan in 2004. The Company's policy is to recognize actuarial gains and losses immediately in the income statement. The following data is provided for Chivor's pension plan:

	Pension Benefits
	ThCh$ 2002	ThCh$ 2003
Benefit obligations at January 1	(1,554,023)	(2,154,344)
Service cost	(40,770)	(27,404)
Interest cost	(148,904)	(220,510)
Actuarial gain (loss)	(764,725)	176,522
Amendments	—	(205,512)
Benefits paid	187,505	221,424
Currency adjustments	166,573	(65,109)

Benefit obligations at December 31,	(2,154,344)	(2,274,933)
Funded status	(2,154,344)	(2,274,933)
Unrecognized prior service cost	—	185,447

Net liability recorded under US GAAP	(2,154,344)	(2,089,486)
Assumptions as of December 31
Discount rate	5%	5%
Rate of compensation increase	0.5%	0.5%

Components of net periodic benefit cost:
Service cost	40,770	27,404
Interest cost	148,904	220,510
Actuarial loss (gain)	764,725	(176,522)
Amortization of prior service cost	—	20,065

Net periodic benefit cost	954,399	91,457
Amounts recognized in the statement of financial position consist of:
Accrued benefit cost	(2,815,767)	(2,234,443)
Intangible asset	—	144,957
Accumulated other comprehensive income	661,423	—

Net amount recognized	(2,154,344)	(2,089,486)

i)      Restrictions on payment of dividends

        Under certain of the Company's debt agreements, restrictions exist on the ability of its subsidiaries to transfer funds to AES Gener through intercompany loans, advances, or cash dividends. The nature and amounts of these restrictions are disclosed in note 25.

j)      Pledges granted

        Gener Argentina S.A. has pledged to Banco Frances Uruguay S.A., its shares in InterAndes S.A. and TermoAndes S.A., to guarantee all of the existing financing contracts in these companies. In addition, Energy Trade and Finance Corporation has placed in trust its shares in Chivor, for the purpose of guaranteeing the contracted obligations of Chivor with respect to the Bank of America NT & S.A. As part of the financing obtained by our wholly-owned subsidiary Energía Verde S.A., in November 2001 AES Gener pledged all our shares in favor of Banco Crédito e Inversiones and Scotia Bank Sudamericano. The underlying assets are not reported separately in the statement of financial position because the secured parties are not permitted to sell or repledge the collateral held under the pledges.

        The carrying amounts of assets pledged as collateral is as follows:

	Percentage of Participation 2003	Net assets of subsidiary ThCh$
InterAndes S.A.	100%	21,105,752
TermoAndes S.A.	100%	72,391,805
Chivor S.A. E.S.P.	99.98%	202,947,550
Energía Verde S.A.	100%	25,089,701

        In addition to the above assets, as of December 31, 2003, our subsidiary Norgener had outstanding debt with Banco de Chile of ThCh$22,742,540 (ThUS$38,300), which was secured by certain fixed assets worth ThCh$57,361,080 (ThUS$96,600).

k)    Derivative instruments and hedging activities

        The Company enters into derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. All derivative instruments held or issued by the Company are economic hedges of existing or anticipated financial transactions. No derivatives are utilized for speculative purposes. The Company has entered into interest rate swap agreements to exchange variable rate interest payment obligations for fixed rate obligations without the exchange of the underlying principal amounts in order to manage interest rate exposures. As of December 31, 2003, Gener had swap agreements outstanding with an aggregate notional amount of ThCh$101,018 (ThUS$ 170,122) that expire in various amounts through September 28, 2007. The swap agreements have a fixed interest rate of 6.36 percent.

        The Company has entered into foreign currency swap agreements to hedge firm foreign currency commitments. The currency swap agreements mature from January 13, 2004 to March 10, 2004. The notional amounts were ThCh$3,383,800 at December 31, 2003. The currency swaps have terms that match the hedged exposure, thus no ineffectiveness is recorded. The interest rate swaps are designated as and are effective cash-flow hedges. The fair values of the swaps are recorded on the balance sheet, with changes in fair values included in other comprehensive income. The ineffective portion of the hedge is recorded into income in current-period earnings. The foreign currency swaps have not been documented as hedges, and accordingly, changes in fair value are recognized in the income statement. The Company does not maintain any fair value hedges or hedges of a net investment in a foreign entity under US GAAP. No hedging relationships were de-designated during 2003.

        Hedge ineffectiveness is measured using the dollar-offset method. During 2003, hedge ineffectiveness for cash flow hedges resulted in ThCh$1,427,889 being recognized in the other non-operating expenses line in the consolidated financial statements. No portion of the derivative instruments gain or loss was excluded from the assessment of hedge effectiveness. The Company did not reclassify any amounts to earnings for forecasted transactions that did not occur.

        At December 31, 2003, the Company expects to reclassify approximately ThCh$1,437,167 of loss on derivative instruments, net of deferred taxes of ThCh$503,008 from accumulated other comprehensive income to earnings during the next twelve months due to the actual fulfillment of forecasted transactions.

l)      Asset Retirement Obligations:

        The Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations", effective January 1, 2003. Under SFAS No. 143, entities are required to record the fair value of a legal liability for an asset retirement obligation (ARO) in the period in which it is incurred. When a new liability is recorded, the entity capitalizes the costs of the liability by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. At retirement, an entity settles the obligation for its recorded amount or incurs a gain or loss.

        The Company evaluated its leased and owned assets. During this evaluation, the Company determined that it had legal obligations to return certain assets to their condition before the Company obtained ownership or use of the related asset. Gener has recorded an asset retirement obligation for its legal liability to restore the land at its Laja, Constitución and Mostazal plants.

        With the adoption of SFAS No. 143, the Company recorded an ARO asset of ThCh$141,396, net of accumulated amortization of ThCh$89,253, and a deferred tax asset of ThCh$41,812. The net amount initially recognized as a result of applying SFAS No. 143 was ThCh$204,142, which was recorded as a cumulative effect of a change in accounting principle.

  a)
  Pro forma asset retirement obligation:

Asset retirement obligation as of January 1, 2001	ThCh$289,384
Asset retirement obligation as of December 31, 2001	ThCh$330,820
Asset retirement obligation as of December 31, 2002	ThCh$387,350

  b)
  The reconciliation of the beginning and ending asset retirement obligation as of December 31, 2003 is as follows:

2003 ThCh$
Asset retirement obligation as of January 1, 2003	387,350
Accretion expense for liability	28,206
Currency adjustments	(56,412)
Asset retirement obligation as of December 31, 2003	359,144
  c)
  Had SFAS No. 143 been adopted on January 1, 2001, there would not have been a significant impact on basic or diluted earnings per share for any of the three years in the period ended December 31, 2003.

m)   Recently issued pronouncements

        In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No.149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No.133. SFAS No.149 is effective for contracts entered into or modified after June 30, 2003, except for SFAS No.133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, which should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of issued securities or other securities that do not yet exist should be applied to existing contracts as well as new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 did not have a significant impact on the Company's results of operations, financial position or cash flows.

        In June 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 clarifies classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires classification of financial instruments within its scope as liabilities. Such financial instruments may include mandatory redeemable shares, financial instruments which embody an obligation to repurchase shares or require the issuer to settle the obligation by transferring assets, or financial instruments that embody an unconditional obligation, or, in certain circumstances, an unconditional obligation. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a significant impact on the Company's results of operations, financial position or cash flows.

        In November 2002, the FASB published FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FIN 34: "Disclosure of Indirect Guarantees of Indebtedness of Others and Interpretation of FASB Statement No. 5" which has been superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. FIN 45 also clarifies that at the time a company issues a guarantee, the

Company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The provisions of FIN 45 are required to be applied on a prospective basis to guarantees issued or modified by the Company on January 1, 2003 and after. The expanded disclosure requirements of FIN 45 were effective for the year ended December 31, 2002. Except for the disclosure requirement, the adoption of FIN 45 did not have a significant impact on the Company's results of operations, financial position or cash flows.

        In December 2003, the FASB issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R" or the "Interpretation"). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

        Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003.

        The Company is evaluating whether the adoption of FIN 46 will have a material impact on its financial position, cash flows and results of operations. The Company did not enter into any transactions under the scope of FIN 46R after February 1, 2003.

        EITF Issue No. 01-08, "Determining Whether an Arrangement Contains a Lease." In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, "Accounting for Leases." Upon application of EITF Issue No. 01-08, the accounting requirements under the consensus could affect the timing of revenue and expense recognition, and revenues reported as supply, transportation and storage services may be required to be reported as rental or lease income. Should capital-lease treatment be necessary, purchasers of transportation and storage services in the arrangements would be required to recognize assets on their balance sheets. The consensus is being applied prospectively to arrangements agreed to, modified, or acquired in business combinations on or after January 1, 2004. Previous arrangements that would be leases or would contain a lease according to the consensus will continue to be accounted for as transportation and storage purchases or sales arrangements.

        The Company is currently evaluating the impact of the adoption of EITF Issue No. 01-08 on its consolidated results of operations, cash flows or financial position.

        EITF Issue No. 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes." In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, "Accounting for Nonmonetary Transactions," should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The Company is currently evaluating the impact of the adoption of EITF Issue No. 03-11 on its consolidated results of operations, cash flows or financial position.

        In December 2003, the Securities Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is following the guidance of SAB 104.

Schedule I

1)    PRESENTATION

        These financial statements have been prepared on the bases of accounting principles generally accepted in Chile.

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

	As of December 31,
	2002 (As restated note 2)	2003
	ThCh$	ThCh$
ASSETS
CURRENT ASSETS:
Cash	1,294,808	2,209,241
Time deposits	—	2,921,688
Marketable securities	1,796,083	255,570
Trade receivables	22,026,139	19,635,855
Notes receivable	21,139	21,150
Miscellaneous receivables	729,823	502,174
Notes and accounts receivable from related companies	10,420,761	186,118,786
Inventories	13,896,635	8,983,858
Recoverable taxes	109,510	108,644
Prepaid expenses	1,851,192	642,207
Deferred taxes	654,035	1,377,267
Other current assets	7,047,563	14,792,764

Total current assets	59,847,688	237,569,204

PROPERTY, PLANT AND EQUIPMENT:
Land	1,568,159	1,516,017
Construction and infrastructure	352,887,200	350,676,531
Machinery and equipment	392,446,599	393,889,849
Other property, plant & equipment	6,275,307	2,808,563
Technical revaluation	42,213,625	42,213,625
Less: Accumulated depreciation	(392,117,207)	(407,599,397)

Net property, plant and equipment, net	403,273,683	383,505,188

OTHER ASSETS:
Investments in related companies	484,536,047	509,492,697
Negative goodwill	7,496,812	6,426,603
Goodwill	(7,247,443)	(6,874,184)
Long-term receivables	26,897	5,790
Notes and accounts receivable from related companies	500,014,630	254,604,094
Deferred taxes	—	206,230
Intangibles	5,889,447	5,889,448
Amortization	(4,123,833)	(4,319,893)
Other	11,266,965	7,289,113

Total other assets	997,859,522	772,719,898

TOTAL ASSETS	1,460,980,893	1,393,794,290

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

	As of December 31,
	2002 (as restated note 2)	2003
	ThCh$	ThCh$
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Bond payables	11,271,048	9,190,063
Long-term debt due within one year	606,611	134,727
Dividends Payable	148,204	113,377
Accounts payable	15,366,729	15,903,922
Notes and accounts payable to related companies	37,396,765	37,731,751
Accruals	4,563,615	5,631,861
Withholdings	1,519,224	1,387,660

Total current liabilities	70,872,196	70,093,361

LONG-TERM LIABILITIES:
Bond payables	491,101,875	401,788,179
Notes and accounts payable to related companies	55,576,962	79,920,467
Notes payable	5,596	—
Accruals	53,813,861	32,794,115
Deferred taxes	4,050,890	—
Other long-term liabilities	781,761	594,284

Total long-term liabilities	605,330,945	515,097,045

SHAREHOLDERS' EQUITY:
Paid-in capital	660,615,361	660,615,361
Share premium	29,535,351	29,535,351
Other reserves	51,035,492	53,509,290
Future dividends reserve	4,877,585	5,292,019
Prior years	3,138,513	5,973,400
Net income	35,575,450	53,678,463

Total shareholders' equity	784,777,752	808,603,884

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,460,980,893	1,393,794,290

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

	December 31,
	2001 (as restated note 2)	2002 (as resatated note 2)	2003
	ThCh$	ThCh$	ThCh$
OPERATING REVENUE	229,196,352	241,399,880	229,590,527
OPERATING COSTS	(215,371,199)	(191,239,032)	(194,445,116)

OPERATING MARGIN	13,825,153	50,160,848	35,145,411
SELLING AND ADMINISTRATION EXPENSES	(15,535,415)	(9,955,170)	(8,883,575)

OPERATING PROFIT	(1,710,262)	40,205,678	26,261,836

NON-OPERATING INCOME
Financial income	12,723,821	33,412,263	20,199,229
Equity in earnings of related companies	28,357,631	31,454,883	118,593,310
Other non-operating income	85,038,949	3,705,245	1,513,011
Equity in loss of related companies	(84,290,782)	(28,425,380)	(1,005,672)
Amortization of goodwill	(588,489)	(785,179)	(647,230)
Financial expense	(29,511,349)	(31,684,693)	(28,346,815)
Other non-operating expenses	(33,983,710)	(25,112,913)	(11,405,368)
Monetary correction	(3,701,782)	(416,243)	(686,496)
Exchange difference	21,639,869	18,723,825	(76,052,236)

Non-operating expense	(4,315,842)	871,808	22,161,733

INCOME BEFORE INCOME TAX, MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	(6,026,104)	41,077,486	48,423,569
INCOME TAX	1,725,315	(5,719,770)	4,881,635

INCOME (LOSS) BEFORE MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	(4,300,789)	35,357,716	53,305,204

INCOME BEFORE AMORTIZATION OF NEGATIVE GOODWILL	(4,300,789)	35,357,716	53,305,204
AMORTIZATION OF NEGATIVE GOODWILL	2,209,345	217,734	373,259

NET INCOME (LOSS)	(2,091,444)	35,575,450	53,678,463

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

CONSOLIDATED STATEMENTS OF CASH FLOWS 2003

	2001 (as restated note 2)	2002 (as restated note 2)	2003
	ThCh$	ThCh$	ThCh$
Cash Flow from operating activities
Collection of accounts receivable	239,108,898	282,139,166	268,840,137
Financial income received	15,219,454	12,295,252	1,735,595
Dividends and other distributions received	24,335,836	13,526,014	7,440,172
Other income received	5,452,427	536,106	1,419,881
Payment to suppliers and personnel	(239,489,440)	(209,083,167)	(202,872,370)
Financial expenses	(28,508,413)	(32,950,382)	(30,471,018)
Payment for income taxes	(16,763)	(3,495)	(2,028)
Other expenses	(1,163,249)	(5,467,925)	(4,965,682)
VAT and other similar items paid	(12,172,646)	(12,265,853)	(8,607,589)

Net cash provided by operating activities	2,766,104	48,725,716	32,517,098

Cash Flow from financing activities
Borrowings from banks and others	26,616,624	14,114,881	—
Proceeds from other loans to related companies	—	17,097,531	26,160,747
Dividends paid	(152,330,022)	—	(29,730,082)
Repayment of loans	(26,937,290)	(13,771,976)	(446,305)
Repayment of bonds	(6,463,818)	(5,794,421)
Payment of costs associated with issuance of bonds	—	—	(220,722)
Other obligations to related companies	—	(9,055,773)	—

Other financing activities

Net cash used in financing activities	(159,114,506)	2,590,242	(4,236,362)

Cash flow from investing activities
Sales of property, plant and equipment	222,262	2,710,988	599,694
Sales of permanent investments	267,232,707	4,217,612	—
Proceeds from other loans to related companies	73,921,956	—	28,405,994
Sales of other instruments	9,671,589	808,098	—
Other investments revenues	23,382,239	—	12,662
Acquisition of fixed assets	(9,042,016)	(2,813,705)	(1,630,009)
Payment of capitalized interest	(481,840)	(610,649)	(194,485)
Permanent investments	(7,553,551)	(13,795,961)	(13,909,503)
Investment in financial instruments	(635,519)	(756,624)	(1,598,053)
Investments in Commercial paper
Other obligations to related companies	(205,023,269)	(70,353,505)	(28,651,703)
Other investing activities	(216,899)	(2,359,857)	—

Net cash provided by (used in) investing activities	151,477,659	(82,953,603)	(16,965,403)

Net increase (decrease) in cash and cash equivalents before the effects of price-level restatement	(4,870,743)	(31,637,645)	11,315,333
Price-level restatement of cash and cash equivalents	1,183,741	985,824	(1,395,077)

Net increase (decrease) in cash and cash equivalents	(3,687,002)	(30,651,821)	9,920,256
Cash and cash equivalents at beginning of year	44,470,070	40,783,069	10,131,248

Cash and cash equivalents at end of year	40,783,068	10,131,248	20,051,504

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

RECONCILIATION BETWEEN NET CASH FLOWS
PROVIDED BY OPERATING ACTIVITIES AND NET
INCOME FOR THE YEAR

	2001 (as restated note 2)	2002 (as restated note 2)	2003
	ThCh$	ThCh$	ThCh$
Net income (Loss)	(2,091,444)	35,575,450	53,678.463
(Gain) loss on sales of fixed assets	(222,262)	1,091,645	(599,694)
Gain on sale of investments	(78,493,974)	—	—
Loss on sale of investments	9,389,228	5,704,099	—
Adjustments to reconcile net income to net cash
Provided by operating activities
Depreciation	17,195,457	18,606,597	17,741,168
Amortization of intangibles	7,537,562	196,060	196,060
Provisions and write-offs	11,691,668	7,732,020	8,039,163
Equity share in net loss from investments in related companies	(28,357,631)	(31,454,883)	(118,593,310)
Equity share in net loss from investments in related companies	84,290,782	28,425,380	1,005,672
Amortization of goodwill	588,489	785,179	647,230
Amortization of negative goodwill	(2,209,345)	(217,734)	(373,259)
Net price-level restatement	(17,938,087)	(18,307,582)	76,738,732
Other credits to income that do not represent cash flow	(1,657,388)	(1,051,216)	—
Other debits to income that do not represent cash flow	4,071,777	2,854,493	1,725,165
Change in operating assets
(Increase) decrease of accounts receivable	(5,402,639)	(2,712,675)	(299,101)
(Increase) decrease of inventories	(3,074,725)	7,117,943	5,168,181
(Increase) decrease of other assets	26,355,725	(7,289,622)	(9,459,214)
Change in operating liabilities
Increase (decrease) of accounts payable to related companies	(17,210,546)	(4,477,068)	3,896,607
Increase of interest payable	1,445,553	(655,448)	(2,123,574)
Net increase of income taxes payable	(1,836,361)	5,912,050	(4,826,300)
Increase (decrease) of other accounts payables, net of VAT	(1,305,735)	891,028	(44,891)

Net cash provided by operating activities	2,766,104	48,725,716	32,517,098

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

2)    SHAREHOLDERS' EQUITY

	Paid-in Capital ThCh$	Share Premium Account ThCh$	Other Reserves ThCh$	Future Dividends Reserve ThCh$	Retained Earnings ThCh$	Interim Dividends ThCh$	Subsidiary Development Stage Deficit ThCh$	Net Income For the period ThCh$
2001
Balance as of January 1	615,928,605	27,536,497	105,890,721	26,080,533	60,255,290	(2,877,218)	(670,262)	2,206,586
Distribution of earnings from last year	—	—	—	—	(1,340,894)	2,877,218	670,262	(2,206,586)
Issuance of shares, due to conversion of bonds	1,488	1,046	—	—	—	—	—	—
Capitalization of reserves	—	—	(67,448,654)	67,448,654	—	—	—	—
Subsidiary start-up accumulated deficit	—	—	—	—	—	—	(118,387)	—
Dividend payments	—	—	—	(86,024,114)	(58,914,396)	—	—	—
Other reserves	—	—	(2,536,857)	—	—	—	—	—
Currency translation adjustment	—	—	10,873,328	—	—	—	—	—
Price-level restatement	19,093,805	853,643	1,191,704	1,436,994	892,307	—	—	—
Net income for the period	—	—	—	—	—	—	—	(2,010,423)
Total	635,023,898	28,391,186	47,970,242	8,942,067	892,307	—	(118,387)	(2,010,423)
Balance at Dec. 31, 2001 restated	660,615,361	29,535,351	49,903,443	9,302,432	928,267	—	(123,158)	(2,091,444)
2002
Balances as of January, 1	635,023,898	28,391,186	47,970,242	8,942,067	892,307	—	(118,387)	(2,010,423)
Distribution of earnings from last year	—	—	—	(4,253,434)	2,124,624	—	118,387	2,010,423
Currency translation adjustment	—	—	1,120,841	—	—	—	—	—
Price-level restatement	19,050,717	851,736	1,439,107	140,659	90,508	—	—	—
Net income for the period	—	—	—	—	—	—	—	35,223,218
Total	654,074,615	29,242,922	50,530,190	4,829,292	3,107,439	—	—	35,223,218
Balance Dec. 31, 2002 restated	660,615,361	29,535,351	51,035,492	4,877,585	3,138,513	—	—	35,575,450
2003
Balances as of January 1,	654,074,615	29,242,922	50,530,190	4,829,292	3,107,439	—	—	35,223,218
Distribution of earnings from last year	—	—	2,636,863	29,779,536	2,806,819	—	—	(35,223,218)
Final dividends	—	—	—	(29,779,536)	—	—	—	—
Prior year adjustement	—	—	—	—	—	—	—	—
Currency translation adjustment	—	—	(144,607)	—	—	—	—	—
Price-level restatement	6,540,746	292,429	486,844	462,727	59,142	—	—	—
Net income for the period	—	—	—	—	—	—	—	53,678,463
Total	660,615,361	29,535,351	53,509,290	5,292,019	5,973,400	—	—	53,678,463
Balance at Dec. 31, 2003	660,615,361	29,535,351	53,509,290	5,292,019	5,973,400	—	—	53,678,463

        Dividends received from subsidiaries and affiliates are as follows:

Company	2001 ThCh$	2002 ThcH$	2003 ThCh$
New Caribbean Investment	3,518,083	816,244	897,251
Sociedad eléctrica Santiago	630,203	12,083,667	6,542,921
Explotaciones Sanitarias S.A.	193,847	174,743	—
Puerto Ventanas S.A.	2,294,533	356,432	—
Itabo S.A.	4,161,888	94,928	—
Ecogener	49,586	—	—
Gener Argentina S.A.	12,157,449	—	—
Gasandes S.A.	728,668	—	—
Agunsa S.A.	482,676	—	—
Portuaria Cabo Froward S.A.	118,902	—	—
Total	24,335,835	13,526,014	7,440,172

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

3)    CORRECTION OF AN ERROR

        Subsequent to the filing of its December 31, 2002 and 2001 financial statements, the Company determined that an error was made in accounting for the accrual related to the deductible net loss for years 2001 and 2002, which resulted in a higher tax loss carryforward for those years.

        This increase in the tax loss carryforward resulted in the recognition of a higher deferred tax asset by ThCh$3,138,513 and ThCh$ 2,834,887 for the years 2001 and 2002, respectively.

        The Statutory report filed with the S.V.S. for the year ended December 31, 2003 reflected this effect as an increase in beginning retained earnings as of December 31, 2003.

        For 20-F purposes the Company has modified the Chilean financial statements previously filed with the S.V.S. to recognize the error as a deductible net loss in the years 2001 and 2002.

        A summary of the significant effects of the restatement is as follows:

	As of December 31, 2001		As of December 31, 2002
	As previously reported ThCh$	As restated ThCh$	As previously reported ThCh$	As restated ThCh$
Balance Sheet Data:
Deferred taxes	8,637,604	5,499,091	9,973,743	4,000,343
Total long term liabilities	801,302,141	798,163,628	981,569,534	975,596,134
Retained earnings	928,267	928,267	—	3,138,513
Net income for the year	(5,229,957)	(2,091,444)	32,740,563	35,575,450
Total Shareholders equity	744,931,741	748,070,254	778,804,352	784,777,752
Income Statements:
Income taxes	(10,187,774)	(7,049,261)	(4,498,298)	(1,663,411)
Net income (loss)	(5,229,957)	(2,091,444)	32,740,563	35,575,450

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

4)    BONDS

Number of Instruments	Series	Amount of Issuance	Basis of Readjustment	Nominal Annual Interest rate %	Scheduled Maturity	Terms	Amortization payments	2003 ThCh$	Country of Placing Bonds
Bonds Payable short-term portion
	Unit	200,000,000	US	6.50	1/15/2006	Semiannually	Repayment of Principal due	3,545,051	Foreign
	LA1	659.900	US	6.00	03/01/2005	Semiannually	Repayment of principal due	7.815	Chile
	LA2	2,591,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	30.686	Chile
	LA3	15,705,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	186,000	Chile
	LA4	110,800,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	1,312,246	Chile
	LA5	273,000,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	3,233,241	Chile
	M	73,883,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	875.024	Foreign

Totals Short-Term								9,190,063

Bonds Long Term
	Unit	200,000,000	US	6.50	1/15/2006	Semiannually	Repayment of principal due	118,760,000	Foreign
	LA1	659.900	US	6.00	03/01/2005	Semiannually	Repayment of Principal due	391.849	Chile
	LA2	2,591,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	1,538,536	Chile
	LA3	15,705,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	9,325,629	Chile
	LA4	110,800,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	65,793,040	Chile
	LA5	273,000,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	162,107,400	Chile
	M	73,883,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	43,871,725	Foreign

Totals Long Term								401,788,179

AES Gener S.A. and Subsidiaries
Schedule II-Valuation and Qualifying Accounts
(in thousands of constant Chilean pesos of December 31, 2003)

	Balance at Beginning of period	Additions charged to costs and expenses	Deductions	Other		Balance at end of period
December 31, 2001
Allowance for doubtful Accounts receivable	2,511,867	1,207,259	6,780	—		3,712,346
December 31, 2002
Allowance for doubtful Accounts receivable	3,712,346	347,260	1,010,776	—		3,048,830
December 31, 2003
Allowance for doubtful Accounts receivable	3,048,830	1,295,577	2,368,293	538,122	(1)	1,437,992
December 31, 2001
Allowance for Inventories	331,949	226,324	54,480	—		503,793
December 31, 2002
Allowance for Inventories	503,793	179,381	469,205	—		213,969
December 31, 2003
Allowance for Inventories	213,969	3,797,603	124,658	—		3,886,914

(1)
Amounts classified as "other" consist of foreign currency translation adjustments.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AES GENER S.A.
By:	/s/ FRANCISCO CASTRO Name: Francisco Castro Title: Chief Financial Officer

February 20, 2004

EXHIBIT INDEX

Exhibit No.	Name
1.1	Current By-laws (estatutos) of Registrant as amended (unofficial English translation)
8.1	List of Subsidiaries
11.1	Code of Ethics (unofficial English translation)
12.1	Section 906 Certification of the Chief Executive Officer.
12.2	Section 906 Certification of the Chief Financial Officer.
13.1	Section 302 Certification of the Chief Executive Officer.
12.2	Section 302 Certification of the Chief Financial Officer.

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF INFORMATION
CALCULATION OF ECONOMIC INTEREST
TECHNICAL TERMS
STATISTICAL INFORMATION
FORWARD-LOOKING STATEMENTS
PART I
  Item 1. Identity of Directors, Senior Management and Advisers
  Item 2. Offer Statistics and Expected Timetable
  Item 3. Key Information
  Item 4. Information on the Company
  Item 5. Operating and Financial Review and Prospects
  Item 6. Directors, Senior Management and Employees
  Item 7. Major Shareholders and Related Party Transactions
  Item 8. Financial Information
  Item 9. The Offer and Listing
  Item 10. Additional Information
  Item 11. Quantitative and Qualitative Disclosure About Market Risk
  Item 12. Description of Securities Other than Equity Securities
Part II
  Item 13. Defaults, Dividend Arrearages and Delinquencies
  Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
  Item 15. Controls and Procedures
  Item 16. [Reserved]
Part III
  Item 17. Financial Statements
  Item 18. Financial Statements
  Item 19. Exhibits
INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
  INDEPENDENT AUDITORS' REPORT To the Shareholders of AES Gener S.A.
AES GENER S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
AES GENER S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME
AES GENER S.A.AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIGNATURE
EXHIBIT INDEX