Form 20-F/A
period 2003-12-31
AES GENER INC
filed 2004-03-18
CIK 926075

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

        Our audited consolidated financial statements and, unless otherwise indicated, the other financial information presented in this annual report, are presented in Chilean pesos in conformity with generally accepted accounting principles in Chile, or Chilean GAAP, and the rules of the Superintendencia de Valores y Seguros, the Chilean Superintendency of Securities and Insurance, or SVS. Chilean GAAP differs in certain important respects from generally accepted accounting principles in the United States, or U.S. GAAP. See note 37 to our audited consolidated financial statements for the years ended December 31, 2002 and 2003 contained in Item 18 herein for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us. Note 37 to our audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 also contains a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2001, 2002 and 2003 and our total shareholders' equity at December 31, 2002 and 2003. Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency of a company. Management has determined the U.S. dollar to be AES Gener's functional currency in accordance with the Statement of Financial Accounting Standards, or SFAS, No. 52. Therefore, by applying the procedures specified in SFAS No. 52, we have remeasured the audited consolidated financial statements as of December 31, 2001 and 2002 into U.S. dollars, in accordance with U.S. GAAP. Subsequent to the filing of our December 31, 2002 financial statements, we determined that an error had been made in accounting for the provision for current tax expenses for the years 2001 and 2002, which resulted in a higher tax loss carryforward for those years. This increase in the tax loss carryforward resulted in the recognition of a higher deferred tax asset of Ch$3,139 million and Ch$ 2,835 million for the years 2001 and 2002, respectively. The financial data relating to the years ended December 31, 2001, 2002 and 2003 is presented in constant Chilean pesos of December 31, 2003 purchasing power.

        Subsequent to the filing of our December 31, 2003 Chilean GAAP financial statements, we determined that an error had been made in disclosure related to the omission of certain treasury lock agreements as derivative instruments and the reduction in their value for the period from January 1, 2004 to March 12, 2004.

        In addition, the Company determined that the effect of a mark-to-market adjustment for the treasury lock agreements under U.S. GAAP was omitted from the Chilean GAAP to U.S. GAAP net income and shareholders' equity reconciliations and the calculation of earnings per share. The disclosure related to the subsequent reduction in value of the treasury lock agreements from January 1, 2004 to March 12, 2004 was also omitted.

        The functional currency and deferred tax adjustments were reflected as restatements in the audited consolidated financial statements in the annual report filed on Form 20-F on February 20, 2004. All adjustments discussed above are reflected in this Form 20-F/A.

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

        In accordance with the segment definitions found in note 37 to our audited consolidated financial statements included in this annual report, the term "our Chilean Operations" refers to the operations of AES Gener, Norgener, Energía Verde and Eléctrica Santiago, "our Argentine Operations" refers to TermoAndes and InterAndes. In this annual report "our Colombian Operations" refers solely to Chivor.

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

TECHNICAL TERMS

        In this annual report references to "GW" and "GWh" are to gigawatts and gigawatt hours, respectively, references to "MW" and "MWh" are to megawatts and megawatt hours, respectively, references to "kW" and "kWh" are to kilowatts and kilowatt-hours, respectively, and references to "kV" are to kilovolts. Unless otherwise indicated, statistics provided throughout this annual report with respect to electricity generation facilities are expressed in MW, in the case of the nominal capacity of such facilities, and in GWh, in the case of the aggregate electricity production of such facilities. One GW = 1,000 MW, and one MW = 1,000 kW. Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours. "Nominal capacity" means the total amount of nominal capacity in any company or system.

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

	For the year ended December 31,
	1999	2000	2001	2002	2003	2003
	(millions of constant Ch$ of December 31, 2003)					(millions of US$) (1)
Income Statement Data:
Chilean GAAP: (2)(9)
Operating Revenues	495,999	473,664	360,994	374,257	362,332	610
Income from operations	89,846	83,518	73,072	119,049	109,953	185
Net Income (3)	7,211	2,367	(2,091)	35,576	53,678	90
Income from operations per share	16	15	13	21	19	0.03
Weighted average shares outstanding (000s)	5,881,996	5,632,079	5,672,743	5,672,753	5,672,753	5,672,753
Capital stock (000s)	5,630,563	5,672,738	5,672,753	5,672,753	5,672,753	5,672,753
U.S. GAAP: (7)(8)(9)
Operating Revenues	438,920	441,624	376,011	358,375	315,393	531
Income from operations	76,465	77,869	115,150	117,406	96,904	163
Income from continuing operations	17,205	2,207	59,377	40,944	19,734	33
Net income (3)	17,205	2,207	50,789	38,309	19,530	33
Income from operations per share	13	14	20	21	17	0.03
Income from continuing operations per share	3	0	10	7	3	0.01

	At December 31,
	1999	2000	2001	2002	2003	2003
	(In millions of constant Ch$ of December 31, 2003, except ratios)					(millions of US$, except ratios) (1)
Balance Sheet Data:
Chilean GAAP: (2)(9)
Total assets	2,201,687	2,342,165	1,926,634	1,903,543	1,657,046	2,791
Long term liabilities	927,612	840,399	798,163	975,596	739,118	1,245
Total shareholders' equity	892,028	894,882	748,071	784,778	808,604	1,362
Ratio of total shareholder's equity to total assets (4)	0.41	0.38	0.39	0.41	0.49	0.49
U.S. GAAP: (7)(8)(9)
Total assets	1,657,510	1,954,784	1,518,858	1,573,160	1,229,201	2,070
Long term liabilities	812,958	788,444	664,630	896,414	677,888	1,142
Total shareholders' equity	523,221	598,284	332,154	394,793	358,949	604
Ratio of total shareholder's equity to total assets (4)	0.32	0.31	0.22	0.25	0.29	0.29
	At December 31,
	1999	2000	2001	2002	2003	2003
	(in millions of constant Ch$ of December 31, 2003, except ratio, per share and operating data)					(In US$ except ratio, per share and operating data) (1)
Other Consolidated Financial Data: (2)
Chilean GAAP
Consolidated ratio of earnings to fixed charges (5)	1.48	1.18	1.16	1.54	1.89	1.89
Net income per share (Ch$)	1.28	0.42	(0.37)	6.27	9.46	0.02
Dividends per share (Ch$)	2.5	1.23	26.83	0.00	5.24	0.01
U.S. GAAP
Consolidated ratio of earnings to fixed charges (5)	1.63	1.20	1.61	1.52	1.78	1.78
Net income per share (US$) (7)(8)(9)	2.93	0.39	8.95	6.75	3.44	0.01
Diluted net income per share (7)(8)(9)	1.91	—	8.99	N/A	N/A	N/A
Dividends per share (7)(8)(9)	0.00	0.00	0.04	—	0.01	0.01
Operating Data: (6)
Total MW Installed Capacity	4,608	5,252	3,092	3,123	3,123
Total GWh Produced	16,433	16,718	8,958	10,169	10,188
Total GWh Sold	23,471	24,149	14,612	15,748	15,263

(1)
Solely for the convenience of the reader, Chilean peso amounts have been translated into dollars at the rate of Ch$593.8 per U.S. dollar, the daily observed exchange rate for December 31, 2003, for amounts given as of or through December 31, 1999, 2000, 2001, 2002 and 2003. You should not construe the translation of currency amounts in this annual report on Form 20-F/A to be representations that the Chilean peso amounts actually represent current U.S. dollar amounts or that you could convert Chilean peso amounts into U.S. dollars at the rate indicated or at any other rate.

(2)
For the sole purpose of this annual report on Form 20-F/A, we have modified our Chilean financial statements previously filed with the SVS in order to recognize the error made in accounting for the accrual related to the tax deductible net loss for the years ended December 31, 2001 and 2002.

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

(9)
For purposes of this annual report on Form 20F/A and our Form 20-F filed on February 20, 2004, we have restated our 2003 Chilean financial statements with the SVS to include omitted disclosure of certain treasury lock agreements and their subsequent reduction in value from January 1, 2004 to March 10, 2004. We have also restated our U.S. GAAP financial statements for the two years in the period ended December 31, 2002 for a change in functional currency and the remeasurement effects and for the year ended December 31, 2003 for a mark-to-market adjustment for treasury lock agreements in the Chilean GAAP to U.S. GAAP reconciliation to net income, shareholders' equity, and earnings per share, and, additionally, the lack of disclosure related to the subsequent reduction in value of these treasury lock agreements.

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

Observed Exchange Rate of Ch$ per US$ (1)

	Low (2)	High (2)	Average (3)	Year-end
1999	468.69	550.93	512.43	527.70
2000	501.04	580.37	542.62	572.68
2001	557.13	716.62	636.39	656.20
2002	641.75	756.56	694.46	712.38
2003	593.10	758.21	691.54	599.42
September 2003	655.92	697.91	675.44	—
October 2003	628.10	661.63	646.07	—
November 2003	616.34	632.23	625.47	—
December 2003	593.10	621.27	602.90	—
January 2004	559.21	596.78	573.64	—
February 2004	571.35	598.60	584.31	—

Source:    Chilean Central Bank

(1)
In nominal (non-inflation adjusted) pesos.

(2)
Exchange rates are the actual high and low, on a day-to-day basis, for each period.

(3)
The average of monthly rates during the period.

        On March 18, 2004, the Observed Exchange Rate as reported by the Chilean Central Bank was Ch$607.91 per US$1.00.

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

        We conduct a substantial portion of our operations through our subsidiaries and equity-method investees. In 2003, about 49% of our operating revenues were accounted for by our subsidiaries. Generally, claims of creditors of a subsidiary or an equity-method investee, guarantees issued by a subsidiary or an equity-method investee and claims of preferred shareholders of a subsidiary or an equity-method investee will have priority with respect to its assets and earnings over the claims of creditors of its parent company or other shareholders, including the notes issued pursuant to a separate offering, except to the extent that the claims of creditors of the parent company are guaranteed by the subsidiary or the equity-method investee. Additionally, in certain circumstances, the ability of each of our subsidiaries and equity-method investees to pay dividends may be restricted by, among other things, its ability to generate cash flows from operations, the laws of the jurisdiction of its incorporation, and the financing agreements to which it is a party. See "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources" in this annual report for a description of AES Gener S.A.'s and its subsidiaries' outstanding debt.

  Our financial results can be adversely affected by foreign exchange fluctuations.

        The Chilean peso, the Colombian peso and the Argentine peso have been subject to large devaluations in the past and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in U.S. dollars and, although a substantial portion of our revenues in Chile is linked in part to U.S. dollars, we generally have been, and will continue to be, exposed to fluctuations of the Chilean peso against the dollar because of time lags and other limitations in the indexation of Chilean tariffs to the U.S. dollar. Furthermore, in the event of a devaluation of the Chilean peso under Chilean GAAP, we are required to account in Chilean pesos for 100% of the losses relating to our U.S. dollar-denominated indebtedness in the year that such losses occur. This can materially reduce our earnings under Chilean GAAP, thereby limiting our ability to pay or preventing us from paying dividends in excess of retained earnings. Historically, in Colombia a significant portion of our indebtedness has been denominated in U.S. dollars, but approximately 50% of our revenues have been denominated in Colombian pesos. As a result, a devaluation of the Colombian peso in relation to the U.S. dollar may adversely affect our financial condition and results of operations. In Argentina, our earnings are denominated in U.S. dollars, except for net tax credits, including VAT and others, which are denominated in Argentine pesos, and in 2003 amounted to approximately US$24.3 million. Consequently, a further devaluation of the Argentine peso may result in a decrease in our tax credits in U.S. dollar terms. Since the U.S. dollar is our functional currency for U.S. GAAP reporting purposes, our financial results are not affected by foreign exchange fluctuations, except for those asset and liability line items expressed in Chilean pesos and other non U.S.-denominated currencies, such as the UF-denominated local bond of Electrica Santiago, marketable securities and time-bank deposits held at AES Gener S.A., our Chilean subsidiaries and our equity-method investees, among others. See "Item 5. Operating and

Financial Review and Prospects—Operating Results—Impact of Inflation and Price-Level Restatement" in this annual report.

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

        If our recapitalization plan is successfully implemented we would have, exclusive of indebtedness that is recourse only to Chivor, US$86.8 million of debt maturing in 2005, of which US$50 million represents AES Gener S.A.'s maximum potential liability on debt of Chivor that is otherwise non-recourse to AES Gener S.A. and its other subsidiaries, US$105.3 million in 2006, and US$34.0 million in 2007. Our ability to refinance our indebtedness could be adversely affected by variations in our international and local credit ratings and for other reasons.

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

        For the year ended December 31, 2003, 78% of our consolidated operating revenues were derived from our operations in Chile, including the operations of TermoAndes, which is located in Argentina although its generated electricity is sold in Chile. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions prevailing in Chile. In turn, economic conditions are substantially dependent on exports of raw materials, which depend on international prices for those raw materials. In addition, in recent years, the growth of the Chilean economy has slowed. In 2003, the gross domestic product of Chile increased at an inflation-adjusted rate estimated at 3.2%, compared to the 2.1% increase experienced in 2002. We cannot predict with certainty whether the Chilean economy or electricity consumption will grow or decline in the future or if future developments in the Chilean economy will not materially adversely affect our business, financial condition or results of operations.

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

        In the SING, excess capacity currently exists and, as a result of reliability constraints, the Economic Load Dispatch Center of the SING, or the CDEC-SING, has the power to set the maximum level of dispatch for each independent unit in the SING between 150 MW and 270 MW. While this limit had previously been set at 180 MW, it was increased in 2002 to 220 MW during peak hours and on June 17, 2003 to 240 MW during peak hours. This measure is part of the "Short-Term Operational Reliability Plan" adopted by the CDEC-SING in order to minimize the risk of energy outages in the SING, which in the past have been affected by blackouts sanctioned by the Superintendencia de Electricidad y Combustibles, the Chilean Superintendency of Electricity and Fuels, or CSEC. This dispatch restriction limits generation from all power plant facilities in the SING. As a result, TermoAndes is only able to produce up to 240 MW. The dispatch limitation level set by the CDEC-SING tracks total electricity demand in the SING, which principally relates to mining activities. If further system blackouts occur, or the demand for electricity in the SING declines, the dispatch limitation may be reduced. If the dispatch level were to be reduced, TermoAndes' operating income, and over the long term, Norgener's operating income, would be adversely affected.

  Our business may be affected by natural gas supply interruptions from Argentina.

        Our subsidiary Eléctrica Santiago produces electricity by burning natural gas produced in southern Argentina and transported from there to central Argentina through a pipeline owned by Transportadora Gas del Norte S.A., or TGN. The natural gas is then transported to Eléctrica Santiago through a pipeline owned and operated by GasAndes Argentina S.A. and GasAndes Chile S.A. that originates in Argentina and crosses into Chile through the Andes Mountains. The TGN pipeline supplies consumers in Argentina and Chile. TGN is currently experiencing financial difficulties and may not be able to invest in necessary expansions. Given the current economic, social and political instability in Argentina, interruptions in the supply and/or transportation of natural gas may occur, which would adversely affect the operations and financial condition of Eléctrica Santiago. Such potential interruptions would materially impair Eléctrica Santiago's ability to generate electricity and would force it to rely on the spot market to purchase electricity to meet its contractual commitments. Furthermore, because all combined-cycle plants in the SIC use the same pipeline to obtain their natural gas supplies from Argentina, a disruption of this supply would materially increase prices in the spot market, and therefore would negatively affect our business, operations and financial condition. See "—Risk Factors Related to Our Argentinean Operations" below.

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

        On May 31, 2002, Chivor entered into a refinancing agreement with a bank syndicate, led by Bank of America, to restructure its defaulted debt of US$335.5 million through a "prepackaged" Chapter 11 bankruptcy proceeding in the United States, which became effective in August 2002. As of December 31, 2003, Chivor had US$283.6 million of outstanding indebtedness owed to its creditors. Pursuant to the terms of the prepackaged plan, Chivor must reduce its indebtedness to US$225 million by March 31, 2005 through scheduled amortization payments and a cash sweep of any excess amounts. If Chivor is not successful in reducing its indebtedness to that level by that date, Energy Trade is obligated to pay on that date the difference between Chivor's outstanding indebtedness and the amortization target for that date, up to US$50 million. If Energy Trade is unable to meet its obligations, then AES Gener S.A. will be obligated to make certain principal payments to Chivor's creditors. Any such principal payments will be limited to

US$50 million in the aggregate. We cannot assure you that Chivor will be able to reduce its debt as required.

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

        AES Gener S.A. purchased Chivor in December 1996 as part of the Colombian government's privatization process. Since our purchase of this company, there has been frequent governmental intervention in the electricity market, including changes in the methodology for the determination of capacity payments paid to generation companies and payments made by distribution companies to generators for electricity purchases. Chivor's capacity payments have decreased significantly in recent years, from approximately US$31 million in 2000 to approximately US$17 million in 2003, as a result of Resolution No. 077, implemented in 2000 by the Comisión de Regulación de Energía y Gas, a Colombian regulatory agency. This resolution effectively reduced the level of capacity payments received by hydroelectric generation companies such as Chivor, while increasing the level received by thermoelectric generation companies. Capacity payments for 2006 and onward have not yet been defined. We cannot assure you that payments for Chivor's capacity will not decrease in the future as a result of further regulatory changes or that additional regulatory changes will not adversely affect Chivor's operating results.

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

Risk Factors Related to Our Argentinean Operations

  Argentina's legal regime and economy are susceptible to changes that could adversely affect our Argentinean Operations.

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

        Overall, the series of measures applied by the Argentine government has severely affected the financial system's stability and has had a materially negative impact on its reputation. We cannot predict how the current Argentine government, which took office on May 25, 2003, will attempt to resolve the economic crisis, and the extent to which it will be able to maintain a strict monetary policy and control inflation. The unpredictability, timing and scope of economic measures enacted by the Argentine government, including expropriations, higher taxes and exchange control measures that may require TermoAndes to sell electricity to Argentina, may adversely affect our Argentinean Operations and our results of operations.

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

        On January 30, 2004, TermoAndes was notified that Tecpetrol S.A., Mobil Argentina S.A. and Compañía General de Combustibles S.A., which are members of the consortium that provides gas to TermoAndes, filed a claim for arbitration at the International Chamber of Commerce, or the ICC, requesting the redollarization of the gas price. TermoAndes responded to this claim on March 10, 2004, which response included a counterclaim regarding (i) the non-fulfillment by the suppliers of the "Most Favored Nation" clause, (ii) the lack of basis of the unilateral modification of the gas injection point where the suppliers delivers the natural gas, (iii) the obligation to supply the contracted quantities, and (iv) the ability of TermoAndes to resell gas that was not consumed.

        On February 2, 2004 and February 3, 2004, TermoAndes received letters from Tecpetrol S.A., Mobil Argentina S.A. and Companía General de Combustibles S.A., stating that the companies intended to reduce the volumes of gas to be supplied to TermoAndes, commencing on or about February 16, 2004. Suppliers have reduced volumes of gas supplied as of this date, but such reductions have been smaller than those stated in their respective letters. Since this time, through short-term contracts and spot purchases, TermoAndes has almost always been able to secure sufficient quantities of gas, although at a significantly higher price, to cover this deficit and generate electricity without interruptions. Additionally, TermoAndes commissioned the liquid fuel burning system of the facility, to permit operations to continue in the event of a gas interruption, thereby preventing it from losing its capacity payments."

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

        TermoAndes believes that the application of the "most favored nation" clause in the supply contracts may substantially reduce or eliminate its take-or-pay obligations, and has consistently communicated this position to its gas suppliers. In August 2003, TermoAndes was invoiced for take-or-pay obligations for 2001 and 2002 by one of its gas suppliers, and these invoices were rejected on the basis of the aforementioned "most favored nation" clause. In January 2004, one of the suppliers wrote again to TermoAndes to demand payment of the aforementioned invoices, and TermoAndes rejected this demand again on the basis of the "most favored nation" clause. We cannot assure you that TermoAndes will be successful in renegotiating, reducing or eliminating its take-or-pay obligations. If TermoAndes is not successful in renegotiating, reducing or eliminating its take-or-pay obligations, it will have a material adverse effect on our financial conditions or operations.

  Argentina's tax regulations are susceptible to differing and changing interpretations as well as future modifications.

        Argentine federal, provincial and other local authorities have interpreted some tax regulations differently from private companies and have also changed their interpretations over time. As a result of different tax interpretations, there was a dispute between TermoAndes and the Argentine tax authority in the Salta province regarding the imposition of a stamp tax on a certain agreement, which was resolved in January 2003. We cannot assure you that there will not be other different interpretations of the regulations in the future that could negatively affect our Argentinean Operations.

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

        On December 4, 2003, Law 25,822 was enacted, relating to the expansion of the Argentine electricity transmission system. This law provides that electricity exports are subject to federal taxes, which could mean that electricity exporters would be liable for a tax of Arg$3.00 per megawatt hour that now affects end-users' electricity purchases. The law also provides that this amount may be adjusted, but it does not identify the circumstances or the method of adjustment. TermoAndes believes that this tax is not applicable to generators or to foreign end-users. However, we cannot assure you that this law will not adversely affect our Argentinean Operations and our results of operations.

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

        On March 2, 2001, we provided Total with an option to purchase all of our Argentinean Operations, which, as of March 2, 2001, included Hidroneuquén S.A., or Hidroneuquén, InterAndes, TermoAndes, Central Puerto S.A., or Central Puerto, and certain of our minor projects in Argentina. Under the terms of the agreement, Total or any of its subsidiaries could purchase any combination of the companies. On July 27, 2001, Total exercised its option to buy our 63.94% interest in Central Puerto for approximately US$255 million in cash. On September 21, 2001, Total exercised its option to buy our 70.02% interest in Hidroneuquén for approximately US$72.45 million in cash. On November 1, 2001, however, Total declined to exercise its option to buy our ownership interest in TermoAndes and InterAndes.

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

  •
  broaden our shareholder base.

        We believe that the implementation of a recapitalization plan, which will reduce the amount of our outstanding indebtedness and extend the maturities of our long term debt, will improve our financial condition and enhance our financial flexibility and our ability to generate cash flow for the upcoming years. Our recapitalization plan consists of the following transactions:

  •
  the payment to us by our immediate parent company, Cachagua, of US$298 million, representing all amounts due to us under an intercompany account receivable, known as the mercantile account, which was paid in full on February 27, 2004;

  •
  private offerings of debt and/or equity securities; and

  •
  cash tender offers for and/or redemption of certain of our outstanding debt obligations.

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

        We believe that the modifications contained in the Short Law maintain or improve our position, with regard to both our current status and projected development, particularly in regard to issues related to transmission tolls. Supreme Decree No. 327 was modified on October 9, 2003 with respect to the clarification of the methodology utilized to calculate transmission tolls and the procedures to be used during rationing periods. The Short Law was enacted on March 13, 2004.

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

  Sales to Distribution Companies

        Most sales of electricity to distribution companies are regulated. Under the Electricity Law and relevant regulations, all sales of electricity to distribution companies for resale to regulated customers, principally those customers who require 2.0 MW of nominal capacity or less, must be made at the node prices then in effect. As mentioned above, the Short Law reduces this limit to 0.5MW. Node prices for capacity are based on the annual cost of installing a new diesel fuel gas turbine generation facility. Node prices for energy are calculated on the basis of projected short-term marginal cost of satisfying the demand for energy at a given point in the relevant interconnected system over the next 48 months in the SIC and the next 24 months in the SING on an expected value basis. In order to determine the cost of energy, a tariff formula is used which takes into account projections of the principal variables in the cost of energy at each sub-station in the system over the relevant time period, including:

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

        The current Electricity Law requires that the difference between node prices and the actual prices charged to unregulated customers in the prior six-month period not, on average, exceed 10%. The Short Law amends the range outside of which the node price must fall by reducing it from 10% to 5%.

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

  Contractual Sales to Unregulated Customers

        Contractual sales of capacity or energy to other generation companies and other customers with more than 2.0 MW of capacity demand, whether directly by a generation company or through a distribution company, are not regulated. As mentioned above, the Short Law reduces this limit to 0.5 MW. These customers are free to negotiate prices and may purchase the capacity or energy directly from generation companies or from distribution companies pursuant to short or long term contracts.

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

        The following table provides information about our sales volume of energy and capacity in 2001, 2002 and 2003:

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

  Colombia

  Sistema Interconectado Nacional Colombiano (SIN)

        Chivor's revenues decreased by Ch$2,975 million to Ch$78,640 million in 2003 from Ch$81,615 million in 2002, mainly due to exchange rate declines. Although U.S. dollar-denominated revenues in Colombia increased significantly, peso-equivalent revenues decreased. U.S. revenues denominated in dollars but paid in Colombian pesos increased, mainly as a result of higher revenues from services provided for transmission frequency regulation. These higher revenues were partially offset by a 523 GWh decrease in physical sales in 2003, mainly due to lower physical sales on the spot market. Although in Colombian pesos the average spot market price increased to Col$67/kWh in 2003 from Col$49/kWh in 2002, and the average sale price to contracted customers increased to Col$74/kWh in 2003 from Col$65/kWh in 2002, these increases were insufficient to offset the overall decrease in physical sales. Average Colombian peso sale prices increased in 2003 due to the effects of the El Niño weather phenomenon, which caused a reduction in hydrological resources in almost the entire Colombian system.

  Other Revenues

        Our other revenues are comprised mainly of coal and natural gas sales to third parties and steam sales to industrial clients through our subsidiary, Energía Verde. Other revenues decreased by Ch$5,915 million to Ch$30,977 million in 2003 from Ch$36,892 million in 2002. This decrease was primarily due to a Ch$7,825 million increase in coal sales to industrial customers and a Ch$1,720 million decrease in sales to Guacolda. In terms of sales volume, tonnage decreased by approximately 132 thousand metric tons, as a result of lower sales to industrial clients. Large volumes of coal are sold in bidding processes. Therefore, fluctuations in quantities sold may vary from year to year.

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

  Other Revenues

        Other revenues decreased by Ch$6,683 million to Ch$36,892 million in 2002 from Ch$43,575 million in 2001. This decrease was due to lower coal sales to Guacolda (Ch$4,577 million in 2002 compared to Ch$10,787 million in 2001) and to industrial clients (Ch$17,751 million in 2002 compared to Ch$20,033 million in 2001). In terms of sales volume, tonnage decreased by approximately 376 thousand metric tons in 2002, 227 thousand of which resulted from a decrease in sales to Guacolda because of competitors that offered better contract terms to Guacolda in the 2002 bidding process. The remaining decrease in tonnage resulted from lower sales to industrial clients. The decrease in tonnage was partially offset by a Ch$932 million increase in sales of steam by our subsidiary, Energía Verde, as a result of higher demand by its sawmill, paper and pulp company customers.

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

  2002 Compared to 2001

        Administrative and selling expenses decreased by Ch$9,203 million to Ch$21,121 million in 2002 from Ch$30,324 million in 2001. This decrease was primarily due to the inclusion in our 2001 results of Ch$6,462 million in costs related to our employee retirement program as the result of a staff reduction in 2001 initiated after our acquisition by The AES Corporation in 2000. In addition, in 2002 there was a Ch$1,278 million reduction in remunerations and social benefits due to a minor reduction in personnel, which occurred in October 2002, and a Ch$1,744 million reduction in services rendered by third parties. Insurance costs increased by Ch$1,620 million in 2002 mainly as the result of an increase in insurance premiums based on market conditions.

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

        During 2003, Guacolda, which is 50% owned by us, recorded profits of Ch$15,789 million, while in 2002 it recorded profits of Ch$1,637 million. This difference was mainly due to a Ch$23,307 million increase in non-operating income resulting from the positive effects of exchange rates as a result of the reduction in their U.S. dollar-denominated debt and a price-level restatement of Ch$22,025 million as compared to 2002. Guacolda's operating income decreased by Ch$7,577 million in 2003 primarily due to a Ch$2,800 million increase in fuel consumption and a Ch$1,530 million increase in energy and capacity purchases.

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

        In 2002, Guacolda recorded profits of Ch$1,637 million compared to a loss of Ch$9,255 million in 2001. This improvement was mainly due to higher operating income, which increased to Ch$24,329 million in 2002 from Ch$15,563 million in 2001, and lower interest expense.

        Itabo reported a loss of Ch$7,334 million in 2002 as compared to profits of Ch$7,751 million in 2001 as a result of a lower operating income due to a decrease in contracted sales prices and an increase in spot market purchases due to the rehabilitation of its units.

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

  Income Taxes

  2003 Compared to 2002

        A higher income tax provision of Ch$4,748 million was recorded in 2003 as compared to a provision of Ch$1,663 million in 2002.

  2002 Compared to 2001

        A lower income tax provision of Ch$1,663 million was recorded in 2002 as compared to a provision of Ch$7,049 million in 2001. This decrease was due to tax losses related to exchange differences of our Argentine subsidiaries and a decrease in the valuation allowance set up by our subsidiary Chivor for deferred tax assets for tax loss carryforwards. The latter decrease resulted from a lengthening of tax depreciable lives of fixed assets.

Net Income

  2003 Compared to 2002

        Net income increased by Ch$18,103 million to Ch$53,678 million in 2003 from Ch$35,575 million in 2002. The most significant components of this increase were a Ch$30,465 million or 38% decrease in non-operating expenses as a result of a decrease in interest expenses and other non-operating expenses, a Ch$10,444 million improvement in operating results among our equity-method investees, and the positive exchange rate effects of Ch$5,966 million, which offset a 7.6% decrease in our operating income, mainly due to extraordinary income in 2002 from a retroactive capacity reconciliation settlement in the SING.

  2002 Compared to 2001

        During 2002, we recorded net income of Ch$35,575 million, compared to a net loss of Ch$2,091 million in 2001. This increase was attributable to higher operating income of Ch$45,977 million in 2002, a 63% increase from the previous year, offsetting higher non-operating losses by Ch$11,296 million due to lower revenues from equity-method investees and the impact of the extraordinary gains obtained from sales of Central Puerto and Puerto Ventanas in 2001, which were not totally offset by the increase in financial income and the decrease in exchange losses.

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

        Financing activities generated a negative cash flow of Ch$122,779 million in 2003, as compared to a negative cash flow of Ch$100,429 million in 2002. The Ch$22,350 million increase in negative cash flow was mainly due to a Ch$28,336 million increase in dividend payments, which were offset by a Ch$8,143 million decrease in bond payments.

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

  2004 Capital Expenditures

        We have included in our budget capital expenditures for approximately US$15.4 million in 2004 for both major and minor routine maintenance repairs, including the TG11 gas turbine maintenance in TermoAndes.

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

Bank Liabilities as of December 31, 2003

			Years to Expiration
Bank	Currency		1-2 Years Million Ch$	2-3 Years Million Ch$	3-5 Years Million Ch$	Total Long Term Million Ch$	Average Annual Interest Rate %
Bank of America	US$		17,729	139,391	—	157,119	4.64%
Scotiabank	US$		4,988	—	—	4,988	3.08%
Banco Crédito Inversiones	US$		7,482	—	—	7,482	3.08%

Total		—	30,199	139,391	—	169,589	—

Bonds Payable as of December 31, 2003

Series	Issue Amount Outstanding (in issue currency)	Issue Currency	Interest Rate %	Maturity Date	Periodicity Interest Payments	Periodicity Principal Payments	Carrying Value 2003 Million Ch$	Place of Issuance
—	200,000,000	US$	6.50%	15-Jan-06	Semiannual	Upon Maturity	122,305	U.S.
LA1	659,900	US$	6.00%	1-Mar-05	Semiannual	Upon Maturity	400	Chile
LA2	2,591,000	US$	6.00%	1-Mar-05	Semiannual	Upon Maturity	1,569	Chile
LA3	15,705,000	US$	6.00%	1-Mar-05	Semiannual	Upon Maturity	9,512	Chile
LA4	110,800,000	US$	6.00%	1-Mar-05	Semiannual	Upon Maturity	67,105	Chile
LA5	273,000,000	US$	6.00%	1-Mar-05	Semiannual	Upon Maturity	165,341	Chile
M	73,883,000	US$	6.00%	1-Mar-05	Semiannual	Upon Maturity	44,747	Chile
A	57,500,000	US$	8.00%	15-Oct-09	Semiannual	Semiannual	34,709	Chile
B	1,086,000	UF	7.50%	15-Oct-24	Semiannual	Semiannual	18,661	Chile
O	126,202,247	US$	6.36%	31-Dec-07	Semiannual	Semiannual	74,939	Argentina
O	25,190,353	US$	6.36%	31-Dec-07	Semiannual	Semiannual	15,581	Argentina

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

  •
  "Essential Assets" which represent more than 40% of Total Assets that may not be sold, without the previous authorization of the bondholders.

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

        On November 24, 2003, AES Gener announced a cash tender offer for any and all of its Yankee notes, which we accepted for payment upon expiration of the offer for a total amount of US$146.3 million, including the tender consideration, consent payment and accrued interest.

  TermoAndes and InterAndes

        We financed TermoAndes and InterAndes through an equity contribution of approximately US$146.9 million made with funds from our operations, floating rate debt securities of approximately US$257 million (aggregate principal amount) issued by TermoAndes and InterAndes and a US$18 million loan from Argentine banking institutions, which was primarily used to pay our value-added tax obligations. The floating rate debt is hedged with a swap that fixes the interest rate at 6.36%. The notes issued by TermoAndes and InterAndes are secured by substantially all the assets of both companies, including AES Gener S.A.'s obligations to purchase capacity and energy pursuant to its power purchase agreement with TermoAndes, which includes minimum payments in amounts sufficient, among other things, to serve the payments of the US$257 million of floating rate notes.

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

        On February 27, 2004, we reached an agreement to restructure the outstanding TermoAndes and InterAndes debt. Pursuant to the restructuring, with a combination of cash currently held in TermoAndes' and InterAndes' trust accounts, along with a cash contribution made by us through Gener Argentina S.A., will be received upfront by the holders of outstanding TermoAndes and InterAndes notes. In exchange for this paydown, the holders of the TermoAndes and InterAndes notes have agreed to extend a loan to AES Gener S.A. to enable it to repurchase the notes. This loan will be amortized over a period from 2004 to 2010. The closing of the agreement is subject to several conditions, which include, among others, the amendment and restatement of certain guaranties and pledge agreements, the successful restructuring of AES Gener's other indebtedness and the condition that the proceeds from the TermoAndes and InterAndes' trust accounts established under the former debt agreement, are available for paydown of the existing debt by the new debtor, AES Gener, at the close. Additionally, the interest rate swap on the TermoAndes and InterAndes debt will be terminated at the close. The termination fee will be equal to the mark-to-market adjustment for the interest rate swap hedge.

  Norgener

        We financed the construction of Norgener's Tocopilla thermoelectric plant through a loan provided by Mitsubishi Heavy Industry, in the total outstanding amount of approximately US$34 million at December 31, 2003, which bears an annual interest rate of 8.17%. In addition, in order to guarantee 50% of the loan, Norgener granted Mitsubishi Heavy Industry a stand-by letter of credit issued by Banco de Chile for up to US$50 million. Furthermore, in order to guarantee the amount of the letter of credit, Norgener pledged Unit No. 2 in favor of Banco de Chile.

Recapitalization Plan—Treasury Lock Agreement

        In connection with the offering of our senior notes, we entered into treasury lock agreements in a notional amount of US$400 million (Ch$237,520 million) to hedge against the underlying interest rate of the senior notes to be issued pursuant to our recapitalization plan. The agreements were entered into in December 2003 and in February 2004 in contemplation of the senior notes offering to be completed on March 22, 2004. The agreements have been extended on several occasions. Since the date of the agreements, the yield on the benchmark 10-year U.S. treasury note has decreased. On March 12, 2004, the date of the pricing of the senior notes, we set a coupon on the senior notes of 7.50% based on the current market yields of the 10-year U.S. treasury note rate and unwound the agreements which set the losses under such agreements at approximately US$22.1 million (Ch$13,140 million). On the closing date of the senior notes, we will be required to pay that loss to the counterparty. Under Chilean GAAP, we expect to amortize the cost associated with these transactions over the life of the senior notes. Under U.S. GAAP, the agreements are marked-to-market through income because they do not qualify as hedges due to the lack of documentation. With the transactions described above, we locked in the 10-year U.S. treasury note rate in connection with the issuance of the senior notes at an average rate of 4.37%.

        The December 2003 agreements were excluded from the required tabular disclosure in note 24, Derivative Contracts, of our audited consolidated financial statements and the note 36, Subsequent Events, omitted to state the reduction in value for the period January 1, 2004 through the date of the independent auditors' report. The effect of these transactions will also need to be reflected in further adjustments to net income, shareholders' equity and earnings per share for 2003 in the reconciliation footnote, note 37, relating to the differences between Chilean GAAP and U.S. GAAP.

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

  •
  accounting for interest rate swaps and treasury rate lock agreements;

  •
  accounting for forward exchange contracts;

  •
  accounting for goodwill and negative goodwill and the applicable periods of amortization;

  •
  accounting for foreign exchange contracts that are not effective as hedges;

  •
  recognition of minimum dividend liability under U.S. GAAP; and

  •
  asset retirement obligation.

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

Treasury Lock Agreements

        Subsequent to the issuance of our December 31, 2003 audited consolidated financial statements, our management determined that our reconciliation of net income and shareholders' equity from Chilean GAAP to U.S. GAAP did not include the mark-to-market adjustments for AES Gener S.A.'s treasury lock agreements nor the disclosure for their reduction in value from January 1, 2004 to March 12, 2004.

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

        The following table shows the difference between net income and shareholders' equity determined on a Chilean GAAP and U.S. GAAP basis for 2001, 2002 and 2003 in million of Chilean pesos:

	2001		2002		2003
	Chilean GAAP(1)	U.S. GAAP	Chilean GAAP(1)	U.S. GAAP	Chilean GAAP	U.S. GAAP
Net income	Ch$(2,091)	Ch$50,789	Ch$35,575	Ch$38,309	Ch$53,678	Ch$19,530
Shareholders' equity	—	—	Ch$784,778	Ch$394,793	Ch$808,604	Ch$358,949

(1)
For the sole purpose of our annual report on Form 20-F/A, we have modified our Chilean financial statements previously filed with the SVS in order to recognize the error as a deductible net loss for the years ended December 31, 2001 and 2002.

        Subsequent to the filing of our December 31, 2002 financial statements, we determined that an error was made in accounting for the accrual related to the tax deductible net loss for the years ended December 31, 2001 and 2002, which resulted in a higher tax loss carryforward for those years. The increase in the tax loss carryforward resulted in the recognition of a higher deferred tax asset of Ch$3,138 million and Ch$2,834 million for the years ended December 31, 2001 and 2002, respectively. The statutory report filed with the SVS for the year ended December 31, 2003 reflected this effect as an increase in retained earnings as of December 31, 2003.

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

E. Off-Balance Sheet Arrangements

        The gas supply and transportation agreements detailed below cover all fuel needs for our combined-cycle plants located in Chile and Argentina. Costs incurred for these contracts are reflected as operating costs in the period in which the gas is consumed or the transportation services are received. These agreements are in the form of take-or-pay contracts that provide for payments of a certain minimum amount of gas, regardless of whether such minimum is consumed. TermoAndes' use of gas is contingent upon its level of electricity production. Since TermoAndes has been producing less electricity than originally projected, its volume of accumulated gas has increased. In addition, TermoAndes has been making payments under its gas supply and transportation contracts in Argentine pesos at a 1:1 exchange rate against the U.S. dollar. However, TermosAndes' gas and transportation service providers are requesting that the payments be redollarized, which would negatively impact our cash flow and financial condition. See "Item 3. Key Information—Risk Factors—Risks Related to Our Argentinean Operations". The minimum payments required to be made, whether or not we are able to take delivery of the gas, are as follow:

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

        Second gas transportation agreement among Eléctrica Santiago and GasAndes Chile and GasAndes Argentina

        In 1995, AES Gener S.A. entered into a 25-year firm take-or-pay gas transportation agreement with GasAndes Chile and GasAndes Argentina. Both agreements commenced in August 2003. During 2003, AES Gener, GasAndes Chile and GasAndes Argentina amended the agreement. AES Gener S.A. was authorized to reduce the volume of gas transported and to assign the contract to its subsidiary, Eléctrica Santiago. On December 9, 2003, AES Gener S.A. exercised the assignment right. It is anticipated that the assignment will be finalized during the first quarter of 2004, when the permits are obtained. The contracted volume is 50,000 cubic meters per day initially, increasing up to 770 thousand cubic meters per day in 2007, to be used in the Renca gas plant after its conversion. This contracted volume will remain until the expiration of the contract in 2028.

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

F. Tabular Disclosure of Contractual Obligations

	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(in millions of Ch$)
Contractual Obligations (1)
Long Term Debt Obligations (2)	738,897	46,235	628,937	45,975	17,750
Purchase Obligations (3)	552,580	35,420	94,571	100,926	321,663
Other Long Term Liabilities (4)	46,605	10,932	28,715	1,418	5,540

Total	1,338,082	92,587	752,223	148,319	344,953

(1)
We do not have any material operating or capital lease obligations.
(2)
Includes Chivor's syndicated loan, AES Gener S.A.'s convertible notes, AES Gener S.A.'s Yankee notes, Eléctrica Santiago local bonds, TermoAndes' and InterAndes' notes and Energía Verde's bank credit facility.
(3)
Includes all gas supply and transportation agreements of Eléctrica Santiago and TermoAndes.
(4)
Includes Norgener's credit supplier, employee severance indemnities, premium conversion of convertible bonds and others.

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

        On February 28, 2001, we signed a mercantile account agreement with Cachagua, whose balance in its current account is adjusted in U.S. dollars and accrues interests at 30-day LIBOR plus spread. On May 15, 2003, Cachagua pledged the shares of AES Gener S.A. that it owns in our favor to guarantee the timely and complete payment of the mercantile account. Additionally, on May 15, 2003, the interest rate was modified to 10% annually. As part of our proposed financial recapitalization on February 27, 2004, Cachagua repaid in full all amounts due under the mercantile account.

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

Legal Proceedings

        As of March 15, 2004, we were involved in certain legal proceedings customary to the normal conduct of our business. The most important proceedings are summarized as follows:

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

  •
  Norgener and its customer, Minera Escondida Limitada, or Escondida, settled an arbitration proceeding related to a dispute regarding the interpretation and performance of the terms of two power supply agreements entered into between Norgener and Escondida on June 30, 1993 and November 20, 1994, respectively. Escondida claimed nullity of the price adjustment clauses in both agreements, seeks termination of both agreements on the basis of a breach of contract by Norgener and requests authorization to assign the agreements to a subsidiary. The arbitrator was appointed on October 25, 2002. Subsequently, on November 14, 2002, the parties agreed on the terms of the procedures to be followed, and the lawsuit was filed accordingly on December 9, 2002. On January 8, 2003, Norgener responded to the lawsuit by filing a counterclaim against Escondida for damages caused as a result of Escondida's breach of contract with respect to certain obligations under the second agreement. Subsequently, in April 2003, the arbitrator issued an order to produce evidence establishing the facts stipulated to by the parties, and thereby initiated the trial period. The arbitrator established a settlement period that remains in effect to date. On February 23, 2004, Norgener and Escondida entered into several agreements that consists of (i) a decrease in price for both power supply contracts effective July 2004 and an upfront indemnification payment by Escondida to us of US$40 million, (ii) the amendment and extension of the current contracts for an amount covering 172 MW until 2015 and (iii) the execution of a new contract beginning 2004 and expiring in 2015, which contract initially provides for 10 MW power supply and increases to 80 MW in 2010. We believe that the US$40 million payment, the amendment and extension of the current contracts, and the execution of the new contract will cover our losses relating to price reductions during the original terms of the contracts with Escondida on an expected present value basis when compared to selling at the spot prices we forecast, which are significantly lower than contract prices. The settlement agreements are conditioned upon the completion of our note offering and tender offers. If we do not complete our note offering and tender offers, the arbitration proceedings will be reinstated.

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

  •
  On March 11, 2004, we commenced arbitration proceedings against Coastal Itabo Ltd, or Coastal, our joint venture partner in our Dominican Republic investment, Empresa Generadora de Electricidad Itabo, or Itabo. In August 2003, Coastal accused us of violating certain electricity laws and regulations of the Dominican Republic and obtained from the Superintendence of Electricity a resolution alleging we violated limits on total ownership of electric generation capacity and proposing that we divest of some of our Dominican Republic assets. In October 2003, Coastal sent us a notice of defaults and disputes claiming that we materially breached our shareholders' agreement and reiterated its claims that we had violated electricity laws and regulations, all of which we fully and formally denied. Pursuant to the terms of our shareholders' agreement, we are challenging Coastal's claims in arbitration. We believe Coastal has no legitimate basis for its contract claims and no legal basis for its electricity law claims as the resolution and a subsequently issued "Formulation of Charges" of the Superintendence were rejected by a Dominican court. If Coastal were successful in its claims, we would be required to sell to Coastal our interest in Itabo at 75% of its current independently determined value. We have not accrued a provision for this contingency. We do not believe that the arbitration, even if an unfavorable decision results therefrom, will have a material adverse effect on our business or financial condition.

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

	Santiago Stock Exchange Per Share
				NYSE per ADS
Year ended December 31
	Share Volume	Low	High	Share Volume	Low	High
1999	1,213,843,464	85.0	160.0	21,651,300	13.0	22.3
2000	5,416,911,686	89.0	143.3	46,610,900	10.8	18.0
2001	225,035,160	91.0	159.0	—	—	—
2002	10,511,820	31.0	110.0	—	—	—
2003	68,713,417	31.0	120.0	—	—	—

2002
First Quarter	2,668,120	80.0	110.0	—	—	—
Second Quarter	1,297,554	66.0	82.0	—	—	—
Third Quarter	4,055,777	31.0	70.1	—	—	—
Fourth Quarter	2,490,369	45.0	57.0	—	—	—

2003
First Quarter	2,803,361	40.0	50.0	—	—	—
Second Quarter	35,294,999	28.6	70.0	—	—	—
Third Quarter	15,648,513	65.0	94.0	—	—	—
Fourth Quarter	14,966,544	89.0	120.0	—	—	—

Last Six Months
September 2003	5,836,491	81.0	94.0	—	—	—
October 2003	10,694,884	90.0	120.0	—	—	—
November 2003	2,148,266	89.0	120.0	—	—	—
December 2003	2,123,394	93.4	110.0	—	—	—
January 2004	369,779	91.0	106.0	—	—	—
February 2004	5,193,864	92.6	120.0	—	—	—

        As of March 17, 2004, the closing sale price for our common stock on the Santiago Stock Exchange was Ch$107.0 per share. As of December 31, 2003, the aggregate principal amount of Chilean convertible notes outstanding was US$476,638,900, which notes are exchangeable into approximately 2,161,627,664 shares of common stock. The current conversion price is US$0.2205 per share, or is equivalent to Ch$133.56 per share, as of March 17, 2004.

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

        As of December 31, 2003, our share capital consisted of 8,428,659,801 authorized shares of common stock, of which 5,672,752,777 were subscribed for and fully paid. This share capital includes a capital increase of approximately US$80 million, which was approved by our shareholders on November 21, 2003, authorizing the issuance of 466,839,282 shares of common stock that are currently being registered with the SVS. We held an extraordinary shareholders' meeting on March 10, 2004 to revoke this capital increase and instead authorize a capital increase of approximately US$125 million. Chilean law recognizes the right to issue common stock and preferred stock. To date, we have issued and are authorized to issue only common stock.

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

Shareholders' Meetings and Voting Rights

        In accordance with Chilean law, an ordinary annual meeting of our shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders approves our annual report and annual financial statements. It also approves all dividends to be paid, elects the board of directors and external auditors and approves any other matter which is not required to be decided by an extraordinary shareholders' meeting. Our last ordinary annual meeting of shareholders was held on February 19, 2004. Extraordinary shareholders' meetings may be called by the board of directors when deemed appropriate and must be called by the board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the SVS.

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

        In connection with our shareholders' meeting held on March 10, 2004, we amended our by-laws to restrict our ability to pay dividends, whether in cash or in kind, in excess of the statutory minimum under Chilean law, unless:

  •
  prior to making any such dividend payment, the credit ratings of the indebtedness of AES Gener S.A. are affirmed at the investment grade level by two of Standard & Poor's Ratings Services, Moody's Investors Service, Inc. and Fitch Ratings Ltd., or their successors, or

  •
  our interest coverage ratio is equal to or higher than 2.4:1 during the immediately preceding four fiscal quarters, provided that any dividends actually paid upon satisfaction of such test cannot exceed the equivalent of US$40 million per quarter.

        Our ability to pay dividends, whether in cash or in kind, in excess of the minimum required under Chilean law may also be limited by the indenture governing the senior notes issued in connection with our recapitalization plan unless we meet certain financial ratio tests.

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

Recent Shareholders' Meetings and Proposed Amendments to Our By-laws

        As part of our proposed recapitalization plan, we held an extraordinary shareholders' meeting on November 21, 2003, at which our shareholders authorized a capital increase of US$80 million. We called shareholders' meetings on March 10, 2004, which revoked this capital increase and instead authorized a capital increase of approximately US$125 million and amended certain provisions of our by-laws, including:

  •
  the prohibition of loans from us to our controlling shareholder or its related entities (other than any of our subsidiaries);

  •
  the requirement of the affirmative vote of one of our directors who is independent from our controlling shareholder (i.e., a director who would have been elected regardless of the votes of such shareholder) in order to approve transactions between (i) us, on the one hand, and one or more of our directors (whether the directors are acting for their account or as representatives of another entity), on the other hand; and (ii) us, whether directly or through one of the entities of our business group, on the one hand, and one or more of our related entities (other than any of our subsidiaries), on the other hand; and

  •
  the requirement of the affirmative vote of 85% of our issued and outstanding shares having the right to vote in order to approve one or more of the following actions:

  •
  proposed contributions in kind and the related valuation of the assets so contributed;

  •
  a modification of the powers exercisable through shareholders' meetings or limitations on the powers of the board of directors;

  •
  proposed increases or decreases in the number of our directors; and

  •
  proposed modifications or amendments to one or more of the provisions amended pursuant to the referred shareholders' meeting.

        The above-referenced shareholders' meeting also amended our by-laws to restrict our ability to pay dividends, whether in cash or in kind, in excess of the statutory minimum under Chilean law, unless:

  •
  prior to making any such dividend payment, the credit ratings of the indebtedness of AES Gener S.A. are affirmed at the investment grade level by two of Standard & Poor's Ratings Services, Moody's Investors Service, Inc. and Fitch Ratings Ltd., or their successors, or

  •
  our interest coverage ratio is equal to or higher than 2.4:1 during the immediately preceding four fiscal quarters, provided that any dividends actually paid upon satisfaction of such test cannot exceed the equivalent of US$40 million per quarter.

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

        In connection with the offering of our senior notes, we entered into treasury lock agreements in a notional amount of US$400 million (Ch$237,520 million) to hedge against the underlying interest rate of the senior notes to be issued pursuant to our recapitalization plan. As of December 31, 2003, the notional amount of these agreements was US$200 million

(Ch$118,760 million) and, as of March 12, 2004, the notional amount was US$400 million (Ch$237,520 million). The agreements were entered into in December 2003 and in February 2004 in contempletion of the senior notes offering and have been extended on several occasions.

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

Liabilities	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Long Term Debt
Bank loans
Variable Rate
(US$-denominated)	15,439	12,767	156,823	—	—	—	185,029	198,846
Weighed average interest rate	4.56%	4.02%	4.57%	0.00%	0.00%
Notes
Fixed Rate
(Ch$-denominated)	—	—	101.1	137.8	174.6	17,962	18,375	20,681
Weighed average interest rate	—	—	7.50%	7.50%	7.50%	7.50%
(US$-denominated)	21,131	311,298	147,949	31,794	6,829	6,829	525,830	550,110
Weighed average interest rate	7.86%	6.17%	6.77%	7.89%	8.00%	8.00%
Interest Rate Swaps	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Notional amount of variable to fixed (US$ denominated)	111,541	89,794	67,346	56,121	—	—	—	12,434
Average pay rate	6.36%	6.36%	6.36%	6.36%	—
Average receive rate (1)	2.90%	2.90%	2.90%	2.90%	—

(1)
This rated is based on the 180-day LIBOR on the date of last settlement of the applicable interest rate.

Treasury Lock Agreements
Notional amount of variable to fixed (US$-denominated)	118,760	0	0	0	0	0	0	985
Average Payable Rate	4.378%	0.00%	0.00%	0.00%	0.00%
Average Receivable Rate(1)	4.274%	0.00%	0.00%	0.00%	0.00%

(1)
This rate is based on the 10 Year U.S. treasury note rate as of December 31, 2003 plus the corresponding forward points on such date.

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

Item 15. Controls and Procedures

        Our Chief Executive Officer, or CEO, and Chief Financial Officer, CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to AES Gener S.A. and its subsidiaries required to be disclosed in the reports that AES Gener S.A. files under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2003. Although this evaluation concluded that our disclosure controls and procedures were effective, in light of our failure to reflect in our audited consolidated financial statements the treasury lock agreements described in this Form 20-F/A under "Item 5. Operating Review and Financial Prospects?Liquidity and Capital Resources?Interest Rate Hedge", our management recognizes the need to improve our disclosure controls and procedures by making our procedures and guidelines more stringent and efficient to avoid any further omissions from our financial disclosure.

        The internal audit department of AES Gener S.A. not only will continue to formalize its control structure by documenting such structure through the use of flow charts of the processes used in each cycle, but it will also improve the communication of existing procedures and guidelines established by our management through its Intranet.

        Our management is committed to the improvement of our internal control structure to guarantee the efficiency and effectiveness of our controls.

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

Audit-Related Fees

        Audit-related fees in 2003 and 2002 were comprised of accounting consultations and services provided in connection with the preparation of our annual report on Form 20-F/A. The main reasons for the increase in these expenses was the audit of our annual report for the years 2001 and 2002, which were both completed in 2003, and the additional expenses related to the requirements imposed by the Sarbanes-Oxley Act of 2002.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

        None

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        None

Part III

Item 17. Financial Statements

        Not applicable

Item 18. Financial Statements

Item 19. Exhibits

1.1	Current By-laws (estatutos) of Registrant as amended (unofficial English translation). (1)
2.1	Chilean Central Bank Chapter XIV. (5)
2.2	Form of Indenture dated as of January 26, 1996, between the Registrant and the Chase Manhattan Bank, as trustee. (5)
2.3	Form of Indenture dated as of June 23, 1999, between the Registrant and the Bank of New York, as trustee. (6)
4.1	Electricity Sales Contract between Gener S.A. and Chilectra S.A. (3)
4.2	Addendum No. 5 to Electricity Sales Contract between Gener S.A. and Chilquinta Energía S.A. (2)
4.3	Purchase Contract between Chilgener S.A. and ISAGEN S.A. E.S.P. dated as of December 20, 1996. (4)
4.4	Credit Agreement among Chivor S.A. E.S.P., various financial institutions, Bank of America National Trust and Savings Association and BANCAMERICA Securities Inc. (4)
4.5	Second Amendment and Waiver among Chivor S.A.E.S.P., various financial institutions and Bank of America, N.A. (7)
4.6	Purchase and Sale Agreement by and between Gener S.A. and Total Gas and Power Ventures dated as of March 2, 2001. (6)
4.7	Amendment of Purchase and Sale Agreement by and between Gener S.A. and Total Gas and Power Ventures dated as of July 16, 2001. (8)
8.1	List of Subsidiaries. (1)
11.1	Code of Ethics (unofficial English translation). (1)
12.1	Section 906 Certification of the Chief Executive Officer. (1)
12.2	Section 906 Certification of the Chief Financial Officer. (1)
13.1	Section 302 Certification of the Chief Executive Officer. (1)
13.2	Section 302 Certification of the Chief Financial Officer. (1)

(1)
Filed herewith.

(2)
Incorporated by reference from the Registrant's Registration Statement on Form F-6, Registration No. 33-80778, previously filed with the SEC.

(3)
Incorporated by reference from the Registrant's Registration Statement on Form F-1, Registration No. 33-80776, previously filed with the SEC.

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

(7)
Incorporated by reference from the Registrant's Annual Report on Form 20-F for the year ended December 31, 2002, previously filed with the SEC.

(8)
Incorporated by reference from the Registrant's Annual Report on Form 20-F for the year ended December 31, 2001, previously filed with the SEC.

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

        As discussed in Note 35 a) to the consolidated financial statements, the consolidated balance sheet as of December 31, 2002 and the related consolidated statements of income and cash flows for each of the two years in the period ended December 31, 2002 included herein have been restated under Chilean GAAP.

        As discussed in Note 35 b) of the consolidated financial statements, the Company modified its financial statements in Chilean GAAP for the year ended December 31, 2003 for the omission of disclosure of certain derivative instruments (treasury lock agreements) and their reduction in value from January 1, 2004 to the report date.

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

        As discussed in Note 37 Ib) and a), respectively, to the consolidated financial statements, the reconciliation to US GAAP as of December 31, 2002 and for the two years then ended has been restated for the remeasurement effect relating to a change in the functional currency and as of December 31, 2003 and for the year then ended has been restated for the mark-to-market adjustment for certain derivative instruments.

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

/s/ Deloitte & Touche, Sociedad de Auditores y Consultores, Limitada

January 23, 2004
(except for Notes 1w); 7, 24, 35, 36 and 37 I a and b), v), II a 1) b), f) and k), for which the date is March 12, 2004)

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

        The values of the Chilean consumer price index are as follows:

	Index	Change over previous December 31
December 31, 2001	109.76	2.6%
December 31, 2002	112.86	2.8%
December 31, 2003	114.07	1.07%

        The values of the Chilean consumer price index used for financial accounting price-level restatement purposes are as follows:

	Index	Change over previous November 30
November 30, 2001	110.10	3.1%
November 30, 2002	113.36	3.0%
November 30, 2003	114.44	1.0%

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

5.    RECOVERABLE TAXES, NET

        The detail of recoverable taxes is as follows:

	2002 ThCh$	2003 ThCh$
VAT credit surplus (Chile)	167,260	180,828
VAT credit surplus (Argentina)	3,449,018	36,315
Excess of income tax estimated monthly payments over the year's tax liability (Chile)	661,761	476,554
Excess of income tax estimated monthly payments over the year's tax liability (Argentina)	178,201	47,760
Excess of income tax estimated monthly payments over the year's tax liability (Colombia)	99,719	34,551

Total	4,555,959	776,008

6.    COMMERCIAL PAPER

        The detail of these financial instruments, which are included within other current assets, is as follows:

DATES
INITIAL DATE	MATURITY DATE	COUNTER PARTY	ORIGINAL CURRENCY	INITIAL AMOUNTS	INTEREST RATE	FINAL AMOUNT	MARKET VALUE
						ThCh$	ThCh$
Dec. 29, 2003	Jan. 05, 2004	BBVA Corredores de Bolsa	Ch$	1,500,000	0.21	1,500,735	1,500,210
Dec. 24, 2003	Jan. 06, 2004	Banco de Chile	Ch$	611,000	0.21	611,556	611,299
Dec. 29, 2003	Jan. 06, 2004	Scotiabank Sud Americano	Ch$	1,000,000	0.21	1,000,560	1,000,140
Dec. 29, 2003	Jan. 07, 2004	Banco de Chile	Ch$	1,500,000	0.22	1,500,990	1,500,220
Dec. 29, 2003	Jan. 08, 2004	Valores Security C.B.	Ch$	1,500,000	0.28	1,501,400	1,500,280
Dec. 29, 2003	Jan. 12, 2004	Consorcio C.B.	Ch$	1,500,000	0.23	1,501,610	1,500,230
Dec. 29, 2003	Jan. 13, 2004	BCI C.B.	Ch$	1,646,000	0.24	1,647,975	1,646,263
Dec. 26, 2003	Jan. 05, 2004	Banco de Chile	UF	652,223	0.18	652,614	652,418
Dec. 26, 2003	Jan. 05, 2004	Banco de Chile	UF	30,777	0.18	30,796	30,787
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	26,288	0.24	26,303	26,292
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	1,159	0.24	1,159	1,159
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	239	0.24	239	239
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	418,169	0.24	418,403	418,236
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	10,396	0.24	10,401	10,397
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	10,288	0.24	10,294	10,290
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	93,878	0.24	93,930	93,893
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	466,584	0.24	466,845	466,659
Dec. 29, 2003	Jan. 05, 2004	BCI C.B.	UF	105,534	0.23	105,591	105,550
Dec. 29, 2003	Jan. 05, 2004	BCI C.B.	UF	125,729	0.23	125,797	125,748
Dec. 29, 2003	Jan. 05, 2004	BCI C.B.	UF	218,645	0.23	218,762	218,678
Dec. 29, 2003	Jan. 05, 2004	BCI C.B.	UF	162,764	0.23	162,851	162,789
Dec. 29, 2003	Jan. 05, 2004	BCI C.B.	UF	100,335	0.23	100,389	100,351
Dec. 29, 2003	Jan. 05, 2004	BCI C.B.	UF	1,993	0.23	1,994	1,993
Dec. 30, 2003	Jan. 06, 2004	BCI C.B.	UF	805,381	0.23	805,751	805,442
Dec. 30, 2003	Jan. 06, 2004	BCI C.B.	UF	72,619	0.23	72,653	72,625
Dec. 9, 2003	Jan. 12, 2004	Banco Estado	US$	593,800	2.20	595,034	594,598
Dec. 15, 2003	Jan. 12, 2004	BBVA	US$	2,434,580	2.00	2,438,367	2,436,744
Dec. 29, 2003	Jan. 19, 2004	Citibank N.A.	US$	2,493,960	2.30	2,497,306	2,494,279
Dec. 30, 2003	Jan. 07, 2004	BCI	US$	35,965	1.60	35,641	35,630
Dec. 22, 2003	Jan. 06, 2004	BCI	US$	7,134,840	2.00	7,130,944	7,129,163
Dec. 22, 2003	Jan. 06, 2004	Banco BBVA BHIF	US$	3,683,470	2.10	3,681,918	3,680,631
Dec. 22, 2003	Jan. 06, 2004	Banco BBVA BHIF	US$	3,061,927	2.10	3,060,637	3,059,567
Dec. 22, 2003	Jan. 06, 2004	Banco de Chile	US$	7,314,840	1.80	7,131,538	7,128,807

				39,313,383		39,140,983	39,121,607

7.    OTHER CURRENT ASSETS

       Other current assets at the end of each year are as follows:

	2002 ThCh$	2003 ThCh$ (As restated) note 35
Chivor trust accounts receivable (2)	7,807,336	8,542,881
Chivor trust investments	407,831	1,361,959
Commercial paper	8,234,403	9,258,643
Commercial paper (UF)	—	29,862,964
Swap TermoAndes and InterAndes	—	(1,427,889)
Rights Forwards	—	5,932,770
Obligation Forwards	—	(6,053,061)
Not carried out results Forwards	—	13,630
Treasury lock agreement rights (1)	—	985,242
Treasury lock agreement obligations (1)	—	(985,242)
Other Current Assets	361,611	16,055

Total	16,811,181	47,507,952

(1)
On December 3 and December 12, 2003, the Company entered into two treasury lock agreements for a notional value of US$100 million each, at an average interest rate of 4.37%.

(2)
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

c)
Deferred taxes

        The deferred tax assets and liabilities arising from accumulated temporary differences and the deferred tax complementary accounts are set out below:

	2002				2003
	Deferred Asset		Deferred Liability		Deferred Asset		Deferred Liability
	Short- term ThCh$	Long-term ThCh$ (As restated) note 35	Short- term ThCh$	Long-term ThCh$	Short- term ThCh$	Long-term ThCh$	Short- term ThCh$	Long-term ThCh$
Allowance for doubtful accounts	10,993	—	—	—	10,884	442,306	—	—
Vacation allowance	193,518	—	—	—	222,962	—	—	—
Accelerated depreciation	—	421,639	—	97,254,846	—	364,106	—	99,256,030
Staff severance indemnities	—	—	—	92,897	—	—	—	143,486
Amortization of Intangibles	—	42,689	—	300,155	—	—	—	—
Lease assets	—	—	—	—	—	—	—	387
Benefit of tax losses	—	—	—	607,789	—	—	—	—
Loss carryforward	—	42,585,191	—	—	—	47,051,224	—	—
Other	528,612	3,187,452	—	982,797	698,046	(5,804,110)	—	4,638,848
Coal allowance	—	—	—	—	25,655	—	—	—
Sale on investments in related companies	—	—	—	—	—	1,750,510	—	652,323
Lease, net	—	—	—	—	—	476	—	—
Allowance for supplies and inventories	—	—	—	—	231,880	—	—	—
Provision for retirement of machinery and equipment	—	—	—	—	29,013	211,310	—	—
Pension plans provision (Long-term)	—	—	—	—	—	143,792	—	—
Intangibles	—	—	—	—	—	—	—	266,824

Subtotal	733,123	46,236,971	—	99,238,484	1,218,440	44,159,614	—	104,957,898
Net Complementary Accounts	—	8,404,560	—	57,405,730	—	2,812,537	—	54,554,185

Total deferred taxes	733,123	37,832,411	—	41,832,754	1,218,440	41,347,077	—	50,403,713

        These deferred taxes are presented on a net basis in the balance sheet.

	As of December 31,
	2001 ThCh$ (As restated) note 35	2002 ThCh$ (As restated) note 35	2003 ThCh$
Current income tax	(3,045,423)	(989,380)	(826,710)
Adjustment to income taxes of prior periods	(1,137,333)	—	—
Deferred income tax	(8,777,341)	(7,188,566)	(7,066,175)
Benefit of tax losses	(3,851,738)	11,568,413	4,649,979
Amortization of complementary accounts	9,110,843	(5,053,573)	(1,505,480)
Other	651,731	(305)	—

Charge to income	(7,049,261)	(1,663,411)	(4,748,386)

d)
Tax loss carryforwards

        In accordance with the registry of the Fondos de Utilidad Tributaria, or FUT, as of December 31, 2003 and 2002, the company had tax loss carryforwards of ThCh$207,198,654 and ThCh$212,939,441 respectively, as follows:

	As of December 31,
	2002 ThCh$ (As restated) note 35	2003 ThCh$
Chile	173,889,200	142,482,510	(2)
Argentina	—	6,769,766	(1)
Colombia	39,050,241	57,946,378	(1)

Total	212,939,441	207,198,654

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

24.    DERIVATIVES CONTRACTS (As restated—note 35)

        The details of derivatives outstanding as of December 31, 2003 are as follows:

Agreements Descriptions
								Net income effect
							Amount of item hedged ThCh$
Kind of derivative	Kind of agreement	Amount of agreement ThCh$	Due Date	Specific Item	Position Sale/ Purchase	Item hedged		Realized ThCh$	Unrealized loss ThCh$
FR	CCTE	1,194,900	1Q/2004	US $	Purchase	Revenues	1,194,900	—	(13,130)
FR	CCTE	1,188,700	1Q/2004	US $	Purchase	Revenues	1,188,700	—	(500)
FR	CCPE	593,800	1Q/2004	US $	Purchase	Loans	593,800	(179,000)	—
FR	CCPE	593,800	1Q/2004	US $	Purchase	Loans	593,800	—	—
FR	CCPE	593,800	2Q/2004	US $	Purchase	Loans	593,800	—	—
FR	CCPE	593,800	2Q/2004	US $	Purchase	Loans	593,800	—	—
FR	CCPE	593,800	3Q/2004	US $	Purchase	Loans	593,800	—	—
FR	CCPE	593,800	3Q/2004	US $	Purchase	Loans	593,800	—	—
S	CCTE	12,184,488	3Q/2007	USD-LIBOR-BBA	Purchase	Notes in U.S. Dollars	139,009,994	—	(7,737,327)
S	CCTE	2,726,998	3Q/2007	USD-LIBOR-BBA	Purchase	Notes in U.S. Dollars	31,111,682	—	(1,731,683)
S	CCTE	59,380,000	1Q/2004	Treasury lock	Purchase	Bond Payable	59,380,000		(881,034)
S	CCTE	59,380,000	1Q/2004	Treasury lock	Purchase	Bond Payable	59,380,000		(104,208)

FR	=	Forward
S	=	Swap
CCTE	=	Hedge of a forecasted transaction
CCPE	=	Hedge of an existing balance
Item hedged	=	Revenues of the distribution of energy and capacity to customers in Chile, based on contracts in force at sales prices established by the tariff regulations of the Ministry of Economy, Development and Reconstruction. The reason for hedging these revenues is that the cost of sales are mainly in US Dollars.

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

c.3 Bankers Trust International Corporation (Delaware) Inc. vs. AES Gener and Ralph Wilkerson

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

              i.  Ratio between Current Assets and Current Liabilities: 1.0 or more.

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

26.    FOREIGN CURRENCY

        A summary of the assets and liabilities in foreign currency is as follows:

Assets

		December 31,
	Currency	2002 ThCh$	2003 ThCh$
Current Assets
Cash	US$	1,713,315	2,345,612
Cash	Other currency	2,849,422	1,067,799
Time deposits	US$	22,763,614	9,917,672
Time deposits	US$	—	213,591
Marketable securities	US$	11,133	4,356,255
Marketable securities	Other currency	5,045,452	433,586
Trade account receivable	US$	3,673,974	454,923
Trade account receivable	Other currency	30,313,143	28,912,209
Miscellaneous accounts receivable	US$	595,199	95,549
Miscellaneous accounts receivable	Other currency	2,566,420	2,571,251
Accounts and notes receivable from related companies	US$	(21,183,032)	177,657,740
Accounts and notes receivable from related companies	Other currency	23,747,075	58,502
Inventories	US$	14,782,404	8,289,378
Inventories	Other currency	7,329,392	3,160,551
Recoverable taxes	US$	6,467	6,403
Recoverable taxes	Other currency	4,549,492	769,605
Deferred taxes	Other	733,123	1,218,440
Prepayments	US$	5,079,613	2,324,623

Prepayments	Other currency	1,649,848	49,108
Other current assets	US$	8,215,167	16,386,174
Other current assets	Other currency	8,596,014	31,121,778

Total current assets		123,037,235	291,410,749

Fixed Asset
Land	Other currency	6,109,468	6,057,325
Land	US$	2,388,292	1,961,013
Constructions and infrastructure	Other currency	374,808,601	375,512,669
Constructions and infrastructure	US$	442,892,717	360,074,119
Machinery and equipment	US$	276,088,764	232,020,357
Machinery and equipment	Other currency	738,129,202	727,732,536
Other fixed assets	US$	3,066,795	2,509,055
Other fixed assets	Other currency	50,689,673	47,820,987
Depreciation	US$	(73,299,886)	(76,842,936)
Depreciation	Other currency	(467,541,756)	(492,589,321)

Total fixed asset		1,353,331,870	1,184,255,804

Other noncurrent assets
Investments in related companies	US$	90,042,909	62,819,109
Investments in related companies	Other currency	32,508,916	54,517,826
Goodwill	US$	5,554,284	4,865,320
Goodwill	Other currency	3,840,434	3,441,928
Long-term receivable	US$	6,610,851	1,753
Long-term receivable	Other currency	27,343	7,460,370
Long-term receivable related companies	US$	222,364,229	3,030,514
Intangible	Other currency	5,909,735	5,932,016
Accumulated amortization of intangibles	Other currency	(4,123,833)	(4,319,893)
VAT Account receivable	Other currency	19,231,108	14,456,977
Others	US$	33,340,436	21,010,721
Others	Other currency	11,502,037	8,162,549

Total other noncurrent assets		426,808,449	181,379,190

General Total		1,903,177,554	1,657,045,743

  CURRENT LIABILITIES

		Less than 90 days				More than 90 days and less than 1 year
		December 31, 2002		December 31, 2003		December 31, 2002		December 31, 2003
	Currency	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate
Short-term bank liabilities	US$	—	—	21,573	5.36%	12,391,617	—	4,195,871	4.38%
Short-term portion of long-term bank liabilities	US$	129,377	—	—	—	—	—	11,282,200	4.73%
Short-term portion of long-term bank liabilities	Other currency	16,549,836	—	—	—	—	—	1,337,257	6.36%
Bonds payable	US$	11,271,048	—	9,190,063	6.15%	691,269	—	22,319,422	5.16%
Bonds payable	Other currency	—	—	—	—	29,527,862	—	285,680	7.50%
Short-term portion of long-term liabilities	US$	5,893,742	11.40%	2,853,677	9.97%	4,094,639	—	999,983	9.77%
Short-term portion of long-term liabilities	Other currency(1)	352,949	—	2,800	15.36%	4,059,803	—	—	—
Dividends payable	US$	475	—	337	—	—	—	—	—
Dividends payable	Other currency	148,204	—	113,378	—	—	—	—	—
Accounts payable	US$	7,856,644	8.17%	7,661,483	8.17%	7,235,902	8.17%	2,867,581	8.17%
Accounts payable	Other currency	19,159,158	—	20,131,411	—	5,940,307	—	7,455,173	—
Sundry accounts receivables	US$	583	—	—	—	—	—	—	—
Sundry accounts receivables	Other currency	253	—	—	—	—	—	—	—
Accounts and notes payable to related companies	US$	176,529	—	524,304	—	—	—	—	—
Accounts and notes payable to related companies	Other currency	1,149,425	—	678,783	—	—	—	—	—
Provision	Other currency	1,700,253	—	2,102,699	—	5,782,331	—	4,708,091	—
Withholding taxes	US$	997,679	—	19,238	—	—	—	—	—
Withholding taxes	Other currency	178,948	—	615,986	—	—	—	5,163	—
Income taxes	US$	—	—	669,286	—	—	—	—	—
Income taxes	Other currency	231,540	—	870,821	—	—	—	1,289,795	—
Unearned income	Other currency	386,259	—	40,146	—	—	—	—	—

Totals current liabilities		66,182,902		45,495,985		69,723,730		56,746,216

  LONG TERM LIABILITIES

2002		From 1 to 3 years		From 3 to 5 years		From 5 to 10 years		More than 10 years
	Currency	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate
Bank liabilities	US$	230,123,630	3.29%	9,072,437	3.29%	—	—	—	—
Bank liabilities	Other currency	753,167	—	—	—	—	—	—	—
Bonds	US$	445,456,558	6.07%	199,265,505	8.00%	16,693,310	8.00%	—	—
Bonds	Other currency	—	—	238,757	7.5%	1,239,702	7.5%	16,887,496	7.5%
Long-term notes payable	US$	2,483,663	—	—	—	—	—	—
Long-term notes payable	Other currency	11,784	18.87%	—	—	—	—	—	—
Provisions	US$	3,324,048	—	—	—	—	—	—	—
Provisions	Other currency	18,151,375	—	—	—	—	—	23,442	—
Deferred tax	Other currency	—	—	4,000,343	—	—	—	—	—
Other long-term liabilities	US$	17,308,053	10.39%	10,562,864	9.64%	—	—	—	—

Total		717,612,278		223,139,906		17,933,012		16,910,938

2003		From 1 to 3 years		From 3 to 5 years		From 5 to 10 years		More than 10 years
	Currency	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest Rate	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate
Bank liabilities	US$	169,589,268	4.54%	—	—	—	—	—	—
Bonds	US$	459,239,010	5.90%	38,629,799	4.77%	6,828,699	8.00%	—	—
Bonds	Other currency	101,063	7.50%	312,377	7.50%	1,424,072	7.50%	16,537,608	7.5%
Long-term notes payable	US$	617,522	6.50%	—	—	—	—	—	—
Provisions	US	$12,966,388	—	—	—	2,552,249	—	—	—
Provisions	Other currency	—	—	402,218	—	5,784,542	—	—	—
Deferred tax	Other currency	3,744,250	—	5,312,386	—	—	—	38,466	—
Other long-term liabilities	US$	15,038,508	—	—	—	—	—	—	—

Total		661,296,009		44,656,780		16,589,562		16,576,074

27. OPERATING REVENUE

      Operating revenue is generated primarily from the sale of electrical energy and capacity on the domestic market, and is detailed as follows:

Customers	2001 ThCh$	2002 ThCh$	2003 ThCh$
Sales to Chilectra S.A.	82,281,465	84,183,133	87,048,622
Sales to Chilquinta S.A.	33,920,661	35,922,335	34,508,574
Sales to Minera Escondida	54,014,672	54,586,797	52,574,599
Sales to CDEC	4,840,982	19,428,736	15,439,734
Sales to Interconexión Eléctrica S.A. ISA (Colombia)	25,522,643	28,135,233	29,447,446
Sales to Colombian customers	35,310,865	46,488,366	39,222,625
ACG Frequency regulation service	10,863,202	6,991,410	9,993,878
Sales to other customers	70,664,692	61,628,034	63,119,340
Sales of fuel, technical advice and others	43,574,604	36,892,465	30,977,073

Total	360,993,786	374,256,509	362,331,891

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

35.    CORRECTION OF AN ERROR

        a)     Subsequent to the filing of its December 31, 2002 financial statements, the Company determined that an error was made in accounting for the accrual related to the tax deductible net loss for years 2001 and 2002, which resulted in a higher tax loss carryforward for those years.

        This increase in the tax loss carryforward resulted in the recognition of a higher deferred tax asset by ThCh$3,138,513 and ThCh$2,834,887 for the years 2001 and 2002, respectively.

        The statutory report filed with the SVS for the year ended December 31, 2003 reflected this effect as an increase in beginning retained earnings as of December 31, 2003.

        For 20-F purposes the Company has modified the Chilean financial statements previously filed with the SVS to recognize the error as a deductible net loss in the years 2001 and 2002.

        A summary of the significant effects of the correction is as follows:

	As of December 31, 2001		As of December 31, 2002
	As previously reported ThCh$	As restated ThCh$	As previously reported ThCh$	As restated ThCh$
Balance Sheet Data:
Deferred tax liabilities	8,637,604	5,499,091	9,973,743	4,000,343
Total long-term liabilities	801,302,141	798,163,628	981,569,534	975,596,134
Retained earnings	928,267	928,267	—	3,138,513
Total shareholders' equity	744,931,741	748,070,254	778,804,352	784,777,752
Income Statements:
Income taxes	(10,187,774)	(7,049,261)	(4,498,298)	(1,663,411)
Net income (loss)	(5,229,957)	(2,091,444)	32,740,563	35,575,450

        b)    Subsequent to the filing of its December 31, 2003 financial statements, the Company determined that an error was made in the disclosure in the Chilean GAAP financial statements related to the omission in Note 24 of the treasury lock agreements and to the reduction in value of the treasury lock agreements for the period from January 1, 2004 to March 12, 2004. These 2003 Chilean GAAP financial statements reflect a modification in order to disclose the treasury lock agreements and their subsequent reduction in value that were not included in Notes 7 and 24. In addition, Note 36 of the Subsequent Events was also modified.

36.    SUBSEQUENT EVENTS

        1.    Changes in the Chilean Electricity Law

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

        2.    Events occurring after the original issuance of the financial statements:

a)
On January 30, 2004, the Board of Directors of the Company called a general shareholders meeting for February 19, 2004. The meeting was held on February 19th during which a dividend of Ch$10 per share was declared.

b)
On February 24, 2004, a subsidiary of the Company, Norgener S.A. and its customer Minera Escondida Limitada settled through arbitration a lawsuit which had been filed by Minera Escondida Limitada in December of 2002.

  The settlement included the following: 1) the extension of the contract for 62 MW which originated in June 1993 and the 1994 110 MW contract through 2015; 2) a reduction in the price charged to Minera Escondida Limitada from July, 2004; 3) an upfront payment to be made by Minera Escondida Limitada; and 4) entry into a third contract from 2004 to 2015 for up to 80 MW, which is subject to the completion of AES Gener S.A. of its financial restructuring plan.

c)
On February 27, 2004, Inversiones Cachagua Limitada fully paid off the Note Receivable which AES Gener S.A. held.

  As a result of the payment: 1) the Note was cancelled, 2) Inversiones Cachagua Limitada's guarantee of payment on the note with its shares in AES Gener S.A. was released.

  In conjunction with the financial restructuring plan of AES Gener S.A., Inversiones Cachagua Limitada has informed AES Gener S.A. that none of its shares in AES Gener S.A. guarantee or collateralize any Inversiones Cachagua Limitada's obligations.

d)
As of March 1, 2004, a tender offer for the yankee notes has been accepted for approximately ThUS$142,500 representing 72.62% of the total amount issued.

e)
On March 3, 2004, certain amendments were made to the Convertible Note Agreement for Series M. They included: 1) lifting of the necessity of authorization or a representative of the holders of the convertible notes in Chile to complete a tender offer to the U.S. convertible note holders; 2) certain requirements that the amount of proceeds from the financial restructuring be equal to the paydown amount of the convertible notes; 3) an increase in the call premium to 3.5785%; and 4) extension of the tender offer time period.

  For Series L: 1) the call premium was increased to 4.98% (including accrued interest 5.0785%); and 2) the tender offer period was extended.

f)
On March 10, 2004, the shareholders declared null and void a previously approved capital increase and amended the amount of the increase to $125 million U.S.

g)
On March 11, 2004, the Company requested the arbitration of the International Chamber of Commerce related to its dispute with Coastal Itabo Ltd., its joint venture partner in ITABO.

  The Chamber admitted the arbitration request and, on March 12, 2004, it resolved that the Company propose the name of the arbitrator within the following 10 days. The arbitration request is based on the fact that Coastal Itabo Ltda, has alleged an event of default on the Company's part in accordance with the joint venture agreement.

h)
In connection with the offering of the notes, under the financial restructuring plan, the Company entered into treasury lock agreements (the "Agreements") with an affiliate of the initial purchaser of such notes in a notional amount of ThUS $400,000 (ThCh$237,520,000) to hedge the interest rate variability risk associated with the changes in the U.S. Treasury rate. As of December 31, 2003, the notional amount of these agreements was ThUS$200,000 (ThCh$18,760,000) and, as of March 12, 2004 the "lock" date, the notional amount was ThUS$400,000 (ThCh$237,520,000). The Agreements were entered into in December 2003 and in February 2004 in contemplation of the offering of notes and have been extended on several occasions. Since the date of the Agreements, the yield on the benchmark 10-year U.S. treasury note has decreased. On the "lock" date, the reduction in value for such treasury lock agreements was ThUS$22,100 (ThCh$13,140,000). Based on the December 31, 2003 fair market value calculation, the aggregate mark-to-market adjustments associated with the Agreements represented a reduction in value to the Company approximately ThUS$1,600 (ThCh$950,000) (ThUS$1,300 post-tax (ThCh$772,000)). On the closing date of the notes, the Company will be required to pay the actual loss amount to the counterpart. Under Chilean GAAP, the Company will amortize the cost associated with these transactions over the life of the notes. Under U.S. GAAP, the loss is recognized immediately in income due to the fact that the Agreements did not meet the hedge documentation requirement. With the transactions described above, the Company effectively locked in the 10-year U.S. treasury note rate in connection with the issuance of the notes at an average rate of 4.37%.

i)
On March 12, 2004, the Company priced ThUS$400,000 of Senior Notes due in 2014 at a rate of 7.50%. The placement of these notes will take place on March 22, 2004.

37.    DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

I. Reconciliation of Chilean GAAP to U.S. GAAP

        The Company's consolidated financial statements have been prepared in accordance with Chilean GAAP, which varies in certain respects from U.S. GAAP. Such differences involve methods for measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by U.S. GAAP. The principal differences between Chilean GAAP and U.S. GAAP for the Company are quantified in paragraph (v) and described below in the paragraphs preceding paragraph (v).

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

a)    Interest Rate Hedge

        The Company entered into forward treasury lock agreements in a notional amount of US$200 million commencing in December, 2003 and an additional US$200 million in February, 2004 to hedge against the underlying interest rate of the notes. These agreements were entered into in December 2003 and in February 2004 in connection with an offering of senior notes which will close on March 22, 2004. Since the date of these agreements, the yield on the benchmark 10 year US treasury note has decreased, which has resulted in a decrease in value to the Company. See notes 7 and 36 of the restated Chilean GAAP financial statements. On the closing date of the notes, we will be required to pay the actual loss amount to the counterparty, which is US$22.1 million (ThCh13,140). Under Chilean GAAP, the cost associated with these transactions is amortized over the life of the notes.

        Under U.S. GAAP, as the treasury lock agreements do not qualify as a "hedge", the mark-to-mark adjustment is recognized through the income statement.

  (i)
  Subsequent to the issuance of the Company's December 31, 2003 consolidated financial statements, management determined that the Company's reconciliations of net income and shareholders' equity from Chilean GAAP to U.S. GAAP did not include the mark-to-market adjustment for the treasury lock agreements as of December 31, 2003. Therefore, the reconciliations of net income and shareholders' equity to U.S. GAAP as of and for the year ended December 31, 2003 has been restated to include such adjustment.

  (ii)
  The effect of the restatement is shown in the table below:

Year Ended December 31, 2003 ThCh$
U.S. GAAP net income as previously reported	20,347,612
Impact of restatement for omission of adjustment for treasury lock agreements (Note 36)	(985,242)
Tax effect in current year	167,490

U.S. GAAP net income as restated (Note 37v.)	19,529,860

Earnings per share under U.S. GAAP as previously reported (Chilean Pesos)	3.5869
Earnings per share under U.S. GAAP restated (Chilean Pesos)	3.4427
U.S. GAAP Shareholders' Equity as previously reported	359,767,234
Adjustment for omission of adjustment for treasury lock agreements	(817,751)

U.S. GAAP Shareholders' Equity as restated	358,949,483

b)    Functional and reporting currency:

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

        Subsequent to the issuance of the Company's December 31, 2002 consolidated financial statements, management determined that the Company's reconciliation of net income and shareholders' equity from Chilean GAAP to U.S. GAAP were not prepared assuming that the U.S. dollar was the functional currency, but rather continued to reflect the Chilean Peso as the functional currency. Therefore, the reconciliation of net income and shareholders' equity to U.S. GAAP as of and for the years ended December 31, 2001 and 2002, have been restated to give effect to the identification of the U.S. dollar as the functional currency.

        Accordingly, the Company has remeasured into U.S. dollars the consolidated financial statements as of and for the years ended December 31, 2001, 2002 and 2003 and translated these financial statements into the reporting currency, the Chilean Peso, by applying the procedures specified in SFAS No. 52.

        Translation adjustments for periods prior to January 1, 2001 were not removed from equity and the translated amounts for non monetary assets at December 31 2000 became the accounting basis for those assets starting January 1, 2001. In addition, price-level adjustments reflecting the effect of changes in the purchase power of the Chilean peso recorded prior to January 1, 2001 in the amount of ThCh$225,029,951 were reversed.

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

        The effect of the restatement is shown in the table below:

	Year ended December 31 2001 ThCh$	year ended December 31 2002 ThCh$
U.S. GAAP net income as previously reported	10,578,578	(4,757,068)
Adjustment to Chilean GAAP net income (note 35)	3,138,513	2,834,887
Impact of restatement for change in functional currency	40,337,577	43,049,122
Tax effect from previous year	(3,266,113)	(2,817,622)

U.S. GAAP net income as restated (Note 37v)	50,788,555	38,309,319

Earnings per share under U.S. GAAP as previously reported (in Chilean pesos)	1.9208	(0.8386)
Earnings per share under U.S. GAAP restated (in Chilean pesos)	8.9531	6.7532
Diluted per share under U.S. GAAP as previously reported (in Chilean pesos)	3.977
Diluted earnings per share under U.S. GAAP restated (in Chilean pesos)	8.9874
	2001 ThCh$	2002 ThCh$
U.S. GAAP Shareholder's equity as previously reported	479,265,446	468,681,290
Adjustment to Chilean GAAP net income (note 35)	3,138,513	5,973,400
Impact of restatement for change in functional currency	(150,250,233)	(79,861,358)

U.S. GAAP Shareholder's equity as restated (Note 37v)	322,153,726	394,793,332

c) Revaluation of property, plant and equipment:

        Under Chilean GAAP, certain property, plant and equipment are reported in the financial statements at amounts determined in accordance with a technical revaluation performed in 1986, as discussed in Note 8b). The difference between the book value at the technical revaluation date and the revalued amount is included in equity as a surplus, and is subject to adjustments for price-level restatement and depreciation. Under U.S. GAAP, property, plant and equipment is carried at historical cost. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense for the periods presented are shown in paragraph (v) below.

d) Deferred income taxes:

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

e) Intangibles:

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

        In 2001, a provision was made in order to cover the contingent loss that the Company expected would be generated on the disposal of Oilgener Inc. Such loss was equivalent to the net book value of this investment (as well as other investments that were in the process of being sold at December 31, 2001). The investment included a seismic database owned by Oilgener Inc. consisting of well data related to properties in Chile and Argentina. The seismic data base was the main asset of Oilgener Inc. and at December 31, 2001 represented 96.6% of the net book value of this investment. This seismic date base was sold in 2002. Under U.S. GAAP, such an intangible asset was net recorded. Consequently a provision was not necessary as the asset was not recognized. As a result, the provision for the loss to be incurred on the sale of Oilgener Inc. that was made in Chilean GAAP in 2001 has been reversed in paragraph (v) below.

f) Staff severance indemnities:

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

g) Capitalized interest:

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

h) Goodwill and negative goodwill:

        Under Chilean GAAP, goodwill is amortized over a maximum of twenty years. Under U.S. GAAP, for business combinations initiated up to June 30, 2001, goodwill was capitalized and amortized on a straight-line basis over a period not exceeding 40 years. In June, 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS No. 141") which addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. Under U.S. GAAP, the Company adopted SFAS No. 141 for business combinations initiated after June 30, 2001. In June, 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 addresses the accounting for goodwill and other intangible assets subsequent to a business acquisition. SFAS No. 142 requires that intangible assets with finite useful lives be amortized over their estimated useful lives and that goodwill and other intangible assets with indefinite useful lives not be amortized, but rather tested, at least annually, for impairment Effective December 31, 2001, the provisions of SFAS No. 142 were applied to goodwill and other intangible assets acquired prior to June 30, 2001. The reversal of the amortization of goodwill generated in Chilean GAAP in 2002 and 2003 has been included in paragraph (v) below.

i) Investments in related companies (difference between cost and equity method):

        The Company has a series of investments that represent an interest of less than 20% in certain companies (Gasoducto GasAndes S.A., Gasoducto GasAndes (Argentina) S.A. and CDEC-SIC Ltda.). Under Chilean GAAP, these investments have been accounted for under the equity method, because it is presumed that an investor, whose investment in voting stock is more than 10%, has the ability to exercise significant influence over an investee. Under U.S. GAAP, these investments would generally be accounted for at cost less any non-temporary impairment in value, as it presumed that the investor has the ability to exercise significant influence, if the investor owns 20% to 50% of the voting common stock. The effects of this difference are included in paragraph (v) below.

j)      Foreign exchange contracts not effective as hedges:

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

m)   Recognition of a loss from an analysis of the Impairment of Long-Lived Assets:

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

n)    Reversal of contingent gain

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

o)    Reclassification of account receivable from main shareholder

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

        Under Chilean GAAP, the mercantile account current account receivable balance is classified as an asset, as it is subject to indexation, accrues interest and has a maturity date, however, under U.S. GAAP, it is shown as a deduction from shareholders' equity as a "Note Receivable from Shareholder." In addition, interest and exchange differences accrued each year associated with this note have been reclassified from income to shareholders' equity, net of the payments of ThCh$29,883,305 received in 2003. The effect of this matter is included in paragraph (v) below.

p)    Interest rate swap

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

        The effects of the differences in the method of recording this cash flow hedge are included in paragraph (v) below.

q)    Forward exchange contracts

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

r)     Minimum dividend

        As required by the Chilean Corporations Law, unless otherwise decided by the unanimous vote of the holders of issued and paid-in shares, a Company must distribute a cash dividend in an amount equal to at least 30% of the Company's net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Since the payment of the 30% dividend from each year's income is a legal requirement in Chile, a provision has been made in the accompanying U.S. GAAP reconciliation in paragraph (v) below to recognize the corresponding decrease in shareholders? equity as of December 31 of the year ended included in the reconciliation to which the net income under Chilean GAAP relates.

s)     Asset retirement obligation

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

t)     Property, plant and equipment construction penalties received

        During 2000, the Company received penalty payments from a contractor for the late completion of a project to build a combined cycle power plant. Under Chilean GAAP, the penalty payments were recognized as income within the income statement.

        Under U.S. GAAP, the payments were treated as a reduction in the asset value. This asset was sold in 2001, thereby resulting in the gain on disposal under U.S. GAAP. The effect of these differences is included in paragraph (v) below.

u)    Discontinued operations

        In 2001 the Company decided to divest the following subsidiaries: Oilgener Inc., Explotaciones Sanitarias S.A, Ecogener S.A., and Carbones del Cesar, for which an impairment loss was recognized under US GAAP as explained in paragraph (l) above. However, these subsidiaries did not qualify as "discontinued operations" under APB. 30, The adoption of SFAS No. 144 on January 1, 2002 changed the definition of "discontinued operations" to include operations of a "component" of an entity as defined in conjunction with SFAS No. 131. SFAS No. 144 required reclassification in all year financial statements presented of such defined "discontinued operations". Such reclassifications have been made in the reconciliation included in paragraph (v).

        Oilgener Inc., Explotaciones Sanitarias S.A, and Ecogener S.A. were sold in 2002. Carbones del Cesar, however, has not been disposed of as of December 31, 2003 and was reclassified as held and used as the Company did not meet the requirement to complete the sale within the one-year period under SFAS No. 144.

v) Effects of conforming to U.S. GAAP:

        The adjustments to reported net income required to conform with accounting principles generally accepted in the United States are as follows:

	Year ended December 31,
	2001 ThCh$ (As restated note 37b)	2002 ThCh$ (As restated note 37b)	2003 ThCh$ (As restated note 37a)
Net income as reported under Chilean GAAP	(2,091,444)	35,575,450	53,678,463
Charge to income for the mark-to-market adjustment on treasury lock agreements (a)	—	—	(985,242)
Reversal of additional depreciation of technical revaluation (paragraph (c))	1,686,493	1,687,514	1,312,755
Reversal of technical revaluation of fixed assets retired during the year (paragraph (c)):
—Cost	—	83,911	(51,324)
—Accumulated depreciation	—	(49,500)	72,287
Asset retirement obligation (paragraph (s))	—	—	(14,101)
Property, plant and equipment construction penalties received (paragraph (t))	11,324,895	—	—
Capitalized interest (paragraph (g))	(903,749)	(85,826)	(936,466)
Recognition of a loss from an analysis of Impairment of Long-Lived Assets (paragraph (m))	3,484,658	3,545,873	—
Intangibles (paragraph (e))	196,060	(789,385)	196,059
Charge to income of subsidiary development stage deficit	(123,158)	—	—
Effect of U.S. GAAP adjustments on investments in related companies (paragraph (k))	(1,359,236)	568,806	(780,710)
Difference between equity and cost method of accounting for investments (paragraph (i))	(619,997)	(488,466)	(490,852)
Reversal of provision for loss on sale of Oilgener Inc. (paragraph (e))	3,877,011	—	—
Goodwill (paragraph (h))	272,862	361,028	447,381
Negative goodwill (paragraph (h))	(1,722,120)	—	—
Reversal of contingent gain (paragraph (n))	(3,058,871)	—	—
Staff severance indemnities (paragraph (f))	—	(88,696)	8,870
Complementary pension and post-retirement benefits (paragraph (l))	(380,971)	(585,136)	(171,060)
Reclassification of additional minimum liability, net of tax (paragraph (l))	—	661,423	(516,466)
Deferred tax effects of U.S. GAAP adjustments	(712,049)	(1,222,548)	375,011
Adjustment to deferred income taxes (paragraph (d))	28,612,199	(6,990,451)	(2,740,476)
Interest rate swap (paragraph (p))	92,799	(856,017)	(1,103,856)
Forward exchange contracts (paragraph (q))	(1,986,454)	1,984,535	(11,711)
Foreign exchange contracts not effective as hedges (paragraph (j))	10,237	10,236	10,236
Interest on account receivable from main shareholder, net of tax (paragraph (o))	(5,991,303)	(26,794,263)	(15,896,650)
Deferred tax effects resulting from change in functional currency (paragraph (b))	(3,266,113)	(2,817,622)	(3,787,785)
Reversal of price level restatement (paragraph (b))	(320,447)	4,436,012	8,741,391
Transactions gains and losses resulting from change in functional currency (paragraph (b))	33,027,610	25,161,872	(6,607,275)
Reclassification of discontinued operations (paragraph (u))	10,290,814	3,161,015	—
Effect of minority interest on US GAAP adjustments	(22,578,250)	(9,369)	117,620
Effect of minority interest on remeasurement adjustment	2,308,069	(640,816)	18,538
Effect of change in functional currency on equity method investees	9,307,913	5,124,839	(11,150,635)

Income from continuing operations	59,377,457	40,944,419	19,734,002

(Loss) on discontinued operations, net of tax benefit of ThCh$1,701,912 in 2001 and ThCh$525,915 in 2002 (paragraph (u))	(8,588,902)	(2,635,100)	—

Income in accordance with U.S. GAAP before cumulative effect of change in accounting principle	50,788,555	38,309,319	19,734,002

Cumulative effect of change in accounting principle for SFAS No. 143, net of tax of ThCh$41,812 in (paragraph (s))	—	—	(204,142)

Net income in accordance with U.S. GAAP	50,788,555	38,309,319	19,529,860

Other comprehensive income
Cumulative translation adjustment	69,555,321	31,595,484	(61,674,231)
Cash flow hedge (paragraph (p))	(5,624,171)	(3,619,755)	3,297,374
Additional minimum liability (paragraph (l))	—	(661,423)	661,423

Comprehensive income (loss) in accordance with U.S. GAAP	114,719,705	65,623,625	(38,185,574)

        The adjustments required to conform shareholders' equity amounts to U.S. GAAP are as follows:

	Years ended December 31,
	2002 ThCh$ (As restated note 37b)	2003 ThCh$ (As restated note 37a)
Shareholders' equity as reported under Chilean GAAP	784,777,752	808,603,884
Charge to income for the mark-to-market adjustment on treasury lock agreements (a)	—	(985,242)
Reversal of technical revaluation of property, plant and equipment (paragraph (c)):
Cost	(41,593,156)	(41,644,481)
Accumulated depreciation	29,662,113	31,047,155
Asset retirement obligation (paragraph (s))	—	(260,054)
Capitalized interest, net of depreciation (paragraph (g))	19,440,627	18,504,161
Recognition of a loss from an analysis of the Impairment of long-lived Assests (paragraph (m))	(23,382,386)	(23,382,386)
Intangibles (paragraph (e))	(1,765,614)	(1,569,555)
Effect of U.S. GAAP adjustments on investments in related companies (paragraph (k))	(1,455,632)	(2,293,255)
Difference between equity and cost accounting for investments (paragraph (i))	130,005	(360,847)
Goodwill (paragraph (h))	2,581,494	3,085,789
Staff severance indemnities (paragraph (f))	(88,696)	(79,826)
Complementary pension and post-retirement benefits (paragraph (l))	(585,136)	(611,239)
Interest rate swap (paragraph (p))	(15,071,171)	(11,102,143)
Forward exchange contract (paragraph (q))	(1,919)	(13,630)
Foreign exchange contracts not effective as hedges (paragraph (j))	(225,199)	(214,963)
Reversal of contingent gain (paragraph (n))	(3,058,871)	(3,058,871)
Deferred tax effects of U.S. GAAP adjustments	1,174,338	(3,978,469)
Adjustment to deferred income taxes (paragraph (d))	(49,001,169)	(51,741,648)
Reclassification of account receivable from main shareholder (paragraph (o))	(210,872,302)	(196,885,647)
Accrual for minimum dividends (paragraph (r))	(10,672,635)	(16,945,584)
Reversal of price level restatement (paragraph (b))	(260,894,045)	(243,562,615)
Cumulative translation adjustment (paragraph (b))	101,150,806	39,476,573
Effect of change in functional currency on equity method investees (paragraph (b))	14,432,752	3,282,117
Transactions gains and losses resulting from change in functional currency (paragraph (b))	58,189,483	51,582,207
Effect of minority interest on US GAAP adjustment	254,640	372,260
Effect of minority interest on remeasurement adjustment	1,667,253	1,685,792

Shareholders' equity in accordance with U.S. GAAP	394,793,332	358,949,483

        The following summarizes the changes in shareholder's equity under U.S. GAAP during the years ended December 31, 2002 and 2003:

	Years ended December 31,
	2002 ThCh$ (As restated note 37b)	2003 ThCh$ (As restated note 37a)
Balance at January 1 (restated for 2001)	332,153,726	394,793,332
Reclassification of Interest on account receivable from main shareholder	26,794,263	15,896,650
Reclassification of Account receivable from main shareholder	(33,741,800)	—
Payments of account receivable from main shareholder	—	(29,883,305)
Accrual for minimum dividends	(10,672,635)	(6,272,950)
Chivor additional minimum liability, net of tax	(661,423)	661,423
Cash flow hedge, net of tax	(3,619,755)	3,297,374
Cumulative translation adjustment	31,595,484	(61,674,231)
Price level adjustment	14,636,153	22,601,330
Net income in accordance with U.S. GAAP	38,309,319	19,529,860

Balance at December 31	394,793,332	358,949,483

Condensed Financial Statements

	As of December 31,
ASSETS	2002 ThCh$ (As restated note 37b)	2003 ThCh$ (As restated note 37 a)
Current assets
Inventories	25,145,789	13,876,383
Other current assets	108,770,290	105,877,842

Total current assets	133,916,079	119,754,225

Non-current assets
Net property, plant and equipment	1,209,763,599	961,252,926
Other non current assets	229,480,108	148,194,132

Total other non-current assets	1,439,243,707	1,109,447,058

TOTAL ASSETS	1,573,159,786	1,229,201,283

LIABILITIES
Current Liabilities	276,781,324	187,085,484

Long-Term Liabilities
Long-term bank liabilities	237,573,498	169,589,268
Bonds payable	545,743,670	454,306,799
Other non-current liabilities	113,097,189	53,992,429

Total long-term liabilities	896,414,357	677,888,496

Total liabilities	1,173,195,681	864,973,980

Minority interest	5,170,773	5,277,820

TOTAL SHAREHOLDERS' EQUITY	394,793,332	358,949,483

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,573,159,786	1,229,201,283

	Year ended December 31,
	2001 ThCh$ (As restated note 37b)	2002 ThCh$ (As restated note 37b)	2003 ThCh$ (As restated note 37a)
INCOME STATEMENT:
Operating revenues	376,011,493	358,375,024	315,392,619
Operating costs and expenses:
Cost of sales	(232,720,344)	(221,051,670)	(203,292,895)
Selling, general and administrative expenses	(28,141,499)	(19,917,720)	(15,196,034)

Operating Income	115,149,650	117,405,634	96,903,690

Interest expense	(75,803,955)	(76,115,852)	(50,629,801)
Other income (expense)	13,079,372	9,398,475	3,110,353
Other expense	(2,142,502)	(7,130,551)	(7,059,872)
Foreign exchange gain (loss)	4,831,177	8,016,838	(18,634,863)

Income before income taxes	55,113,742	51,574,544	23,689,507
Income taxes	18,005,296	(13,028,422)	(9,690,846)

Income before minority interest and equity in earnings	73,119,038	38,546,122	13,998,661
Minority interest	(21,650,159)	(2,539,087)	(1,677,531)
Equity in earnings of affiliated companies	7,908,578	4,937,384	7,412,872

Income from continuing operations	59,377,457	40,944,419	19,734,002

Discontinued Operations, net of tax	(8,588,902)	(2,635,100)	—

Income before cumulative effect of change in accounting principle	50,788,555	38,309,319	19,734,002
Cumulative effect of change in accounting principle, net of tax	—	—	(204,142)

Net income	50,788,555	38,309,319	19,529,860

  Condensed Cash flows:

        Information for inclusion in the statement of cash flows required by U.S. GAAP including the cash flow information of Hidroneuquén S.A. and development-stage companies, which are not consolidated under Chilean GAAP, is as follows:

	For the year ended December 31,
	2001 ThCh$ (As restated note 37b)	2002 ThCh$ (As restated note 37b)	2003 ThCh$ (As restated note 37a)
Net cash flow provided by operating activities	22,654,566	73,196,949	118,459,902
Net cash flow provided by (used in) investing activities	297,012,309	(3,539,876)	(1,674,941)
Sales of permanent investments(1)	289,176,376	4,959,478	11,676
Net cash flow (used in) financing activities	(322,939,729)	(99,434,250)	(91,577,407)
Loan to main shareholder(1)	(171,193,374)	—	—
Proceeds from issuance of shares(1)	111,043,076	6,975	—
Dividends paid(1)	(148,396,793)	(2,990,810)	(31,356,233)
Repayment of loans(1)	(108,172,275)	(86,447,003)	(65,197,506)
Increase (decrease) in cash and cash equivalents	(3,272,854)	(29,777,177)	25,207,554
Cash and cash equivalents at the beginning of the year	65,456,688	63,723,746	39,953,640
Exchange difference	1,539,912	6,007,071	(8,002,286)

Cash and cash equivalents at end of year	63,723,746	39,953,640	57,158,908

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

w)   Accumulated other comprehensive income

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

The following represents accumulated other comprehensive income balances as of December 31, 2002 and 2003.

	2002
	Effect of US GAAP ThCh$
	Cumulative translation adjustment (As restated note 37b)	Cash flow hedge	Chivor additional minimum/ liability	Accumulated other comprehensive income (As restated note 37b)
Beginning balance	69,555,321	(5,624,171)	—	63,931,150
Credit (charge) for the period	31,595,484	(3,619,755)	(661,423)	27,314,306
Ending balance	101,150,805	(9,243,926)	(661,423)	91,245,456

Related tax effect	—	(1,949,099)	(356,151)	(2,305,250)

	2003
	Effect of US GAAP ThCh$
	Cumulative translation adjustment	Cash flow hedge	Chivor additional minimum/ liability	Accumulated other comprehensive income
Beginning balance	101,150,805	(9,243,926)	(661,423)	91,245,456
Credit (charge) for the period	(61,674,232)	3,297,374	661,423	(57,715,435)
Ending balance	39,476,573	(5,946,552)	—	33,530,021

Related tax effect	—	1,775,509	356,151	2,305,250

II.     Additional Disclosure Requirements:

  a)
  Earnings per share

  1)
  Basic earnings per share

	Year ended December 31,
	2001 (As restated note 37b)	2002 (As restated note 37b)	2003 (As restated note 37a)
Income from continuing operations	10.4672	7.2177	3.4787
Loss on discontinued operations	(1.5141)	(0.4645)	—
Cumulative effect of change in accounting principle	—	—	(0.036)

Basic earnings per share	8.9531	6.7532	3.4427

Weighted average number of shares outstanding (in thousands)	5,672,743	5,672,753	5,672,753
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

	Year ended December 31, 2001 (As restated note 37b)
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

  b)
  Income taxes:

        The provision for income taxes differs under Chilean GAAP from the charge calculated in accordance with U.S. GAAP, as a result of the following differences:

	2001
	Chile ThCh$	Colombia ThCh$	Argentina ThCh$	Dom. Rep. ThCh$	Total ThCh$
Current income taxes as determined under Chilean GAAP	657	65,989	2,203,914	774,864	3,045,424
Deferred income taxes as determined under Chilean GAAP	3,275,879	257,266	470,693	—	4,003,838
U.S. GAAP adjustments: (As restated—note 37b)
Deferred tax effect applying SFAS No. 109	1,133,165	5,808,024	(35,553,388)	—	(28,612,199)
Deferred tax effect of U.S. GAAP adjustments	(4,932,266)	(21,309)	3,963,713	—	(989,862)
Deferred tax effect in remeasuring	3,266,113	—	—	—	3,266,113
Adjustments for remeasurement	(420,522)	—	—	—	(420,522)
Discontinued operations	1,701,912	—	—	—	1,701,912

Expense (benefit) for the period under U.S GAAP	4,024,938	6,109,970	(28,915,068)	774,864	(18,005,296)

	2002
	Chile ThCh$	Colombia ThCh$	Argentina ThCh$	Dom. Rep. ThCh$	Total ThCh$
Current income taxes as determined under Chilean GAAP	—	209,102	48,365	731,913	989,380
Deferred income taxes as determined under Chilean GAAP	10,997,017	(7,740,055)	(2,582,930)	—	674,032
U.S. GAAP adjustments: (As restated—note 37b)
Deferred tax effect applying SFAS No. 109	746,167	6,056,137	188,147	—	6,990,451
Deferred tax effect of U.S. GAAP adjustments	963,760	—	(267,128)	—	696,632
Deferred tax effect in remeasuring	2,817,622	—	—	—	2,817,622
Adjustments for remeasurement	334,390	—	—	—	334,390
Discontinued operations	525,915	—	—	—	525,915

Expense (benefit) for the period under U.S GAAP	16,384,871	(1,474,816)	(2,613,546)	731,913	13,028,422

	2003
	Chile (As restated note 37a) ThCh$	Colombia ThCh$	Argentina ThCh$	Dom. Rep. ThCh$	Total (As restated note 37a) ThCh$
Current income taxes as determined under Chilean GAAP	139,886	10,584	—	676,240	826,710
Deferred income taxes as determined under Chilean GAAP	414,366	3,776,187	(268,875)	—	3,921,678
U.S. GAAP adjustments:
Deferred tax effect applying SFAS No. 109	261,578	2,387,785	91,113	—	2,740,476
Deferred tax effect of U.S. GAAP adjustments	(288,268)	—	(86,743)	—	(375,011)
Deferred tax effect in remeasuring	3,787,784	—	—	—	3,787,784
Adjustments for remeasurement	(1,210,791)	—	—	—	(1,210,791)

Expense (benefit) for the period under U.S. GAAP	3,104,555	6,174,556	(264,505)	676,240	9,690,846

        Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	2002			2003
	SFAS No. 109 applied to Chilean GAAP Balances	SFAS No. 109 Applied to US GAAP Adjustments (As restated note 37b)	Total Deferred Taxes under SFAS No.109 (As restated note 37b)	SFAS No. 109 applied to Chilean GAAP Balances	SFAS No. 109 Applied to US GAAP Adjustments (As restated note 37a)	Total Deferred Taxes under SFAS No.109 (As restated note 37a)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred income tax assets:
Tax loss carry forwards (1)	36,611,792	—	36,611,792	47,051,224	—	47,051,224
Impairment of long-lived assets	—	3,975,005	3,975,005	—	3,975,006	3,975,006
Provision allowance
Cash flow hedge	—	4,975,303	4,975,303	—	3,586,144	3,586,144
Forward exchange contracts	—	327	327	—	2,317	2,317
Discount on bonds payable	3,946,412	—	3,946,412	5,928,549	—	5,928,549
Pension	—	114,552	114,552	—	73,481	73,481
Other	438,490	819,614	1,258,104	444,281	731,708	1,175,989

Total deferred income tax assets	40,996,694	9,884,801	50,881,495	53,424,054	8,368,656	61,792,710

Deferred income tax liabilities:
Staff severance indemnities	(92,897)	—	(92,897)	(143,486)	—	143,486
Amortization of intangibles	(300,155)	—	(300,155)	(266,824)	—	(266,824)
Depreciation	(97,254,846)	—	(97,254,846)	(99,256,030)	—	(99,256,030)
Capitalized interest.	—	(3,304,907)	(3,304,907)	—	(3,145,707)	(3,145,707)
Other	(1,590,585)	38,284	(1,552,301)	(5,291,558)	36,544	(5,255,015)
Adjustment to deferred income taxes for change in functional currency	—	(5,443,840)	(5,443,840)	—	(9,237,962)	(9,237,962)

Total deferred income tax liabilities	(99,238,483)	(8,710,463)	(107,948,946)	(104,957,898)	(12,347,125)	(117,305,023)

Net deferred tax liabilities from application of SFAS No. 109	(58,241,789)	1,174,338	(57,067,451)	(51,533,844)	(3,978,469)	(55,679,804)

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

        The provision for income taxes differs from the amount of income tax determined by applying the applicable local statutory income tax rate to pretax income, calculated in accordance with U.S. GAAP, as a result of the following differences:

	December 31,
	2001 ThCh$ (As restated note 37b)	2002 ThCh$ (As restated note 37b)	2003 ThCh$ (As restated note 37a)
Pretax income (loss) in accordance with U.S GAAP	55,113,742	51,574,544	23,689,507
Statutory tax rate	16.00%	16.50%	17.00%
Statutory tax rate applied to pretax income (loss)	8,818,199	8,509,800	4,027,217
Statutory tax rate of foreign subsidiaries income (loss)	720,066	(4,240,684)	(20,498,325)
Price-level adjustments	(12,255,460)	(10,499,264)	(7,334,274)
Equity in earnings in related companies	4,967,006	593,040	15,685,087
Goodwill	(183,193)	(164,185)	(128,013)
Permanent differences arising from U.S GAAP adjustments	2,378,892	(4,711,831)	(3,612,091)
Tax loss in the sale Hidroneuquen in excess of the book loss	15,883,598	—	—
Others	(687,831)	(1,994,590)	2,169,553
Discontinued operation	(1,635,981)	(520,708)	—

Effective income tax rate	18,005,296	(13,028,422)	(9,690,846)

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

        For the Company's long-term fixed rate debt, the contractual cash flows were discounted at prevailing interest rates at the balance sheet dates.

	Book value 2002 ThCh$	Estimated fair Value 2002 ThCh$	Book value 2003 ThCh$	Estimated fair Value 2003 ThCh$
Assets
Cash and cash equivalents	4,562,737	4,562,737	3,413,411	3,413,411
Time deposits	22,763,614	22,763,614	10,131,263	10,131,263
Trade accounts receivable	33,987,117	33,987,117	29,367,132	29,367,132
Money market funds	5,056,585	5,056,585	4,789,841	4,789,841
Other investments	16,041,436	16,041,436	46,129,938	46,129,938
Liabilities
Short-term debt	70,561,009	75,496,968	117,397,895	163,046,683
Long-term debt	919,730,561	884,509,945	623,896,067	576,238,164
Derivative financial instruments(1)	25,120,099	25,120,099	19,357,412	19,357,412

(1)
AES Gener enters into forward exchange swaps, interest rate swaps, foreign currency forward contract agreements, and treasury lock agreements in order to hedge its exposure to non-U.S. dollar foreign currency and interest rate fluctuations related to long-term bank liabilities, forecast transactions for financial restructuring, and Bonds payable. The Company also, from time to time enters into foreign currency exchange contracts to transfer its exposure in U.S. dollars to an exposure in UF. The Company's accounting policy for such contracts is described in Note 1.

        The Company is exposed to credit related losses in the event of non-performance by counterparties to these financial instruments, but does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

        The notional amounts, carrying amounts and fair values of these contracts are as follows:

				As of December 31, 2003
	As of December 31, 2002			Notional Amount ThCh$ (As restated note 37a)	Carrying Amount ThCh$ (As restated note 37a)	Fair Value ThCh$ (As restated note 37a)
	Notional amount ThCh$	Carrying Amount ThCh$	Fair Value ThCh$
Forward exchange swaps	8,295,760	8,293,841	8,293,841	2,383,600	2,369,970	2,369,970
Interest rate swap	149,197,326	16,826,258	16,826,258	101,018,251	12,439,400	12,439,400
Treasury lock agreements	—	—	—	118,760,000	985,242	985,242
Foreign currency forward contracts	—	—	—	3,383,800	3,562,800	3,562,800

Total	157,493,086	25,120,099	25,120,099	225,545,651	19,357,412	19,357,412

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

        In connection with the offering of Gener senior notes, the Company has entered into treasury lock agreements to lock in the underlying interest rate for the senior notes to be issued pursuant to its financial restructuring plan. As of December 31, 2003, the notional amount of these agreements was ThCh$118,760 (ThUS$200,000). The treasury lock agreements had an average fixed interest rate of 4.37 percent.

        The Company has entered into foreign currency swap agreements to hedge firm foreign currency commitments. The currency swap agreements mature from January 13, 2004 to March 10, 2004. The notional amounts were ThCh$3,383,800 at December 31, 2003. The currency swaps have terms that match the hedged exposure, thus no ineffectiveness is recorded. The interest rate swaps are designated as and are effective cash-flow hedges. The fair values of the swaps are recorded on the balance sheet, with changes in fair values included in other comprehensive income. The ineffective portion of the hedge is recorded into income in current-period earnings. The foreign currency swaps and treasury lock agreements have not been documented as hedges, and accordingly, changes in fair value are recognized in the income statement. The Company does not maintain any fair value hedges or hedges of a net investment in a foreign entity under US GAAP. No hedging relationships were de-designated during 2003.

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

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

	As of December 31,
	2002 ThCh$ (As restated note 3)	2003 ThCh$
ASSETS
CURRENT ASSETS:
Cash	1,294,808	2,209,241
Time deposits	—	2,921,688
Marketable securities	1,796,083	255,570
Trade receivables	22,026,139	19,635,855
Notes receivable	21,139	21,150
Miscellaneous receivables	729,823	502,174
Notes and accounts receivable from related companies	10,420,761	186,118,786
Inventories	13,896,635	8,983,858
Recoverable taxes	109,510	108,644
Prepaid expenses	1,851,192	642,207
Deferred taxes	654,035	1,377,267
Other current assets	7,047,563	14,792,764

Total current assets	59,847,688	237,569,204

PROPERTY, PLANT AND EQUIPMENT:
Land	1,568,159	1,516,017
Construction and infrastructure	352,887,200	350,676,531
Machinery and equipment	392,446,599	393,889,849
Other property, plant & equipment	6,275,307	2,808,563
Technical revaluation	42,213,625	42,213,625
Less: Accumulated depreciation	(392,117,207)	(407,599,397)

Net property, plant and equipment, net	403,273,683	383,505,188

OTHER ASSETS:
Investments in related companies	484,536,047	509,492,697
Negative goodwill	7,496,812	6,426,603
Goodwill	(7,247,443)	(6,874,184)
Long-term receivables	26,897	5,790
Notes and accounts receivable from related companies	500,014,630	254,604,094
Deferred taxes	—	206,230
Intangibles	5,889,447	5,889,448
Amortization	(4,123,833)	(4,319,893)
Other	11,266,965	7,289,113

Total other assets	997,859,522	772,719,898

TOTAL ASSETS	1,460,980,893	1,393,794,290

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

	As of December 31,
	2002 ThCh$ (as restated note 3)	2003 ThCh$
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Bond payables	11,271,048	9,190,063
Long-term debt due within one year	606,611	134,727
Dividends Payable	148,204	113,377
Accounts payable	15,366,729	15,903,922
Notes and accounts payable to related companies	37,396,765	37,731,751
Accruals	4,563,615	5,631,861
Withholdings	1,519,224	1,387,660

Total current liabilities	70,872,196	70,093,361

LONG-TERM LIABILITIES:
Bond payables	491,101,875	401,788,179
Notes and accounts payable to related companies	55,576,962	79,920,467
Notes payable	5,596	—
Accruals	53,813,861	32,794,115
Deferred taxes	4,050,890	—
Other long-term liabilities	781,761	594,284

Total long-term liabilities	605,330,945	515,097,045

SHAREHOLDERS' EQUITY:
Paid-in capital	660,615,361	660,615,361
Share premium	29,535,351	29,535,351
Other reserves	51,035,492	53,509,290
Future dividends reserve	4,877,585	5,292,019
Prior years	3,138,513	5,973,400
Net income	35,575,450	53,678,463

Total shareholders' equity	784,777,752	808,603,884

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,460,980,893	1,393,794,290

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

	December 31,
	2001 ThCh$ (as restated note 3)	2002 ThCh$ (as resatated note 3)	2003 ThCh$
OPERATING REVENUE	229,196,352	241,399,880	229,590,527
OPERATING COSTS	(215,371,199)	(191,239,032)	(194,445,116)

OPERATING MARGIN	13,825,153	50,160,848	35,145,411
SELLING AND ADMINISTRATION EXPENSES	(15,535,415)	(9,955,170)	(8,883,575)

OPERATING PROFIT	(1,710,262)	40,205,678	26,261,836

NON-OPERATING INCOME
Financial income	12,723,821	33,412,263	20,199,229
Equity in earnings of related companies	28,357,631	31,454,883	118,593,310
Other non-operating income	85,038,949	3,705,245	1,513,011
Equity in loss of related companies	(84,290,782)	(28,425,380)	(1,005,672)
Amortization of goodwill	(588,489)	(785,179)	(647,230)
Financial expense	(29,511,349)	(31,684,693)	(28,346,815)
Other non-operating expenses	(33,983,710)	(25,112,913)	(11,405,368)
Monetary correction	(3,701,782)	(416,243)	(686,496)
Exchange difference	21,639,869	18,723,825	(76,052,236)

Non-operating expense	(4,315,842)	871,808	22,161,733

INCOME BEFORE INCOME TAX, MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	(6,026,104)	41,077,486	48,423,569
INCOME TAX	1,725,315	(5,719,770)	4,881,635

INCOME (LOSS) BEFORE MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	(4,300,789)	35,357,716	53,305,204

INCOME BEFORE AMORTIZATION OF NEGATIVE GOODWILL	(4,300,789)	35,357,716	53,305,204
AMORTIZATION OF NEGATIVE GOODWILL	2,209,345	217,734	373,259

NET INCOME (LOSS)	(2,091,444)	35,575,450	53,678,463

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

CONSOLIDATED STATEMENTS OF CASH FLOWS 2003

	2001 ThCh$ (as restated note 3)	2002 ThCh$ (as restated note 3)	2003 ThCh$
Cash Flow from operating activities
Collection of accounts receivable	239,108,898	282,139,166	268,840,137
Financial income received	15,219,454	12,295,252	1,735,595
Dividends and other distributions received	24,335,836	13,526,014	7,440,172
Other income received	5,452,427	536,106	1,419,881
Payment to suppliers and personnel	(239,489,440)	(209,083,167)	(202,872,370)
Financial expenses	(28,508,413)	(32,950,382)	(30,471,018)
Payment for income taxes	(16,763)	(3,495)	(2,028)
Other expenses	(1,163,249)	(5,467,925)	(4,965,682)
VAT and other similar items paid	(12,172,646)	(12,265,853)	(8,607,589)

Net cash provided by operating activities	2,766,104	48,725,716	32,517,098

Cash Flow from financing activities
Borrowings from banks and others	26,616,624	14,114,881	—
Proceeds from other loans to related companies	—	17,097,531	26,160,747
Dividends paid	(152,330,022)	—	(29,730,082)
Repayment of loans	(26,937,290)	(13,771,976)	(446,305)
Repayment of bonds	(6,463,818)	(5,794,421)
Payment of costs associated with issuance of bonds	—	—	(220,722)
Other obligations to related companies	—	(9,055,773)	—

Other financing activities

Net cash used in financing activities	(159,114,506)	2,590,242	(4,236,362)

Cash flow from investing activities
Sales of property, plant and equipment	222,262	2,710,988	599,694
Sales of permanent investments	267,232,707	4,217,612	—
Proceeds from other loans to related companies	73,921,956	—	28,405,994
Sales of other instruments	9,671,589	808,098	—
Other investments revenues	23,382,239	—	12,662
Acquisition of fixed assets	(9,042,016)	(2,813,705)	(1,630,009)
Payment of capitalized interest	(481,840)	(610,649)	(194,485)
Permanent investments	(7,553,551)	(13,795,961)	(13,909,503)
Investment in financial instruments	(635,519)	(756,624)	(1,598,053)
Investments in Commercial paper
Other obligations to related companies	(205,023,269)	(70,353,505)	(28,651,703)
Other investing activities	(216,899)	(2,359,857)	—

Net cash provided by (used in) investing activities	151,477,659	(82,953,603)	(16,965,403)

Net increase (decrease) in cash and cash equivalents before the effects of price-level restatement	(4,870,743)	(31,637,645)	11,315,333
Price-level restatement of cash and cash equivalents	1,183,741	985,824	(1,395,077)

Net increase (decrease) in cash and cash equivalents	(3,687,002)	(30,651,821)	9,920,256
Cash and cash equivalents at beginning of year	44,470,070	40,783,069	10,131,248

Cash and cash equivalents at end of year	40,783,068	10,131,248	20,051,504

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

RECONCILIATION BETWEEN NET CASH FLOWS
PROVIDED BY OPERATING ACTIVITIES AND NET
INCOME FOR THE YEAR

	2001 ThCh$ (as restated note 3)	2002 ThCh$ (as restated note 3)	2003 ThCh$
Net income (Loss)	(2,091,444)	35,575,450	53,678.463
(Gain) loss on sales of fixed assets	(222,262)	1,091,645	(599,694)
Gain on sale of investments	(78,493,974)	—	—
Loss on sale of investments	9,389,228	5,704,099	—
Adjustments to reconcile net income to net cash
Provided by operating activities
Depreciation	17,195,457	18,606,597	17,741,168
Amortization of intangibles	7,537,562	196,060	196,060
Provisions and write-offs	11,691,668	7,732,020	8,039,163
Equity share in net loss from investments in related companies	(28,357,631)	(31,454,883)	(118,593,310)
Equity share in net loss from investments in related companies	84,290,782	28,425,380	1,005,672
Amortization of goodwill	588,489	785,179	647,230
Amortization of negative goodwill	(2,209,345)	(217,734)	(373,259)
Net price-level restatement	(17,938,087)	(18,307,582)	76,738,732
Other credits to income that do not represent cash flow	(1,657,388)	(1,051,216)	—
Other debits to income that do not represent cash flow	4,071,777	2,854,493	1,725,165
Change in operating assets
(Increase) decrease of accounts receivable	(5,402,639)	(2,712,675)	(299,101)
(Increase) decrease of inventories	(3,074,725)	7,117,943	5,168,181
(Increase) decrease of other assets	26,355,725	(7,289,622)	(9,459,214)
Change in operating liabilities
Increase (decrease) of accounts payable to related companies	(17,210,546)	(4,477,068)	3,896,607
Increase of interest payable	1,445,553	(655,448)	(2,123,574)
Net increase of income taxes payable	(1,836,361)	5,912,050	(4,826,300)
Increase (decrease) of other accounts payables, net of VAT	(1,305,735)	891,028	(44,891)

Net cash provided by operating activities	2,766,104	48,725,716	32,517,098

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

        This increase in the tax loss carryforward resulted in the recognition of a higher deferred tax asset by ThCh$3,138,513 and ThCh$2,834,887 for the years 2001 and 2002, respectively.

        The Statutory report filed with the SVS for the year ended December 31, 2003 reflected this effect as an increase in beginning retained earnings as of December 31, 2003.

        For 20-F purposes the Company has modified the Chilean financial statements previously filed with the SVS to recognized the error as a deductible net loss in the years 2001 and 2002.

        A summary of the significant effects of the restatement is as follows:

	As of December 31, 2001		As of December 31, 2002
	As previously reported ThCh$	As restated ThCh$	As previously reported ThCh$	As restated ThCh$
Balance Sheet Data:
Deferred taxes	8,637,604	5,499,091	9,973,743	4,000,343
Total long term liabilities	801,302,141	798,163,628	981,569,534	975,596,134
Retained earnings	928,267	928,267	—	3,138,513
Net income for the year	(5,229,957)	(2,091,444)	32,740,563	35,575,450
Total Shareholders' equity	744,931,741	748,070,254	778,804,352	784,777,752
Income Statements:
Income taxes	(10,187,774)	(7,049,261)	(4,498,298)	(1,663,411)
Net income (loss)	(5,229,957)	(2,091,444)	32,740,563	35,575,450

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

4)    BONDS

Number of Instruments	Series	Amount of Issuance	Basis of Readjustment	Nominal Annual Interest rate %	Scheduled Maturity	Terms	Amortization payments	2003 ThCh$	Country of Placing Bonds
Bonds Payable short-term portion
	Unit	200,000,000	US	6.50	1/15/2006	Semiannually	Repayment of Principal due	3,545,051	Foreign
	LA1	659,900	US	6.00	03/01/2005	Semiannually	Repayment of principal due	7,815	Chile
	LA2	2,591,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	30,686	Chile
	LA3	15,705,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	186,000	Chile
	LA4	110,800,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	1,312,246	Chile
	LA5	273,000,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	3,233,241	Chile
	M	73,883,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	875.024	Foreign

Totals Short-Term								9,190,063

Bonds Long Term
	Unit	200,000,000	US	6.50	1/15/2006	Semiannually	Repayment of principal due	118,760,000	Foreign
	LA1	659,900	US	6.00	03/01/2005	Semiannually	Repayment of Principal due	391.849	Chile
	LA2	2,591,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	1,538,536	Chile
	LA3	15,705,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	9,325,629	Chile
	LA4	110,800,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	65,793,040	Chile
	LA5	273,000,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	162,107,400	Chile
	M	73,883,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	43,871,725	Foreign

Totals Long Term								401,788,179

AES Gener S.A. and Subsidiaries
Schedule II-Valuation and Qualifying Accounts
(in thousands of constant Chilean pesos of December 31, 2003)

	Balance at Beginning of period	Additions charged to costs and expenses	Deductions	Other		Balance at end of period
December 31, 2001
Allowance for doubtful Accounts receivable	2,511,867	1,207,259	6,780	—		3,712,346
December 31, 2002
Allowance for doubtful Accounts receivable	3,712,346	347,260	1,010,776	—		3,048,830
December 31, 2003
Allowance for doubtful Accounts receivable	3,048,830	1,295,577	2,368,293	538,122	(1)	1,437,992
December 31, 2001
Allowance for Inventories	331,949	226,324	54,480	—		503,793
December 31, 2002
Allowance for Inventories	503,793	179,381	469,205	—		213,969
December 31, 2003
Allowance for Inventories	213,969	3,797,603	124,658	—		3,886,914

(1)
Amounts classified as "other" consist of foreign currency translation adjustments.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AES GENER S.A.
By:	/s/ FRANCISCO CASTRO Name: Francisco Castro Title: Chief Financial Officer

March 18, 2004

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