Form 20-F
period 2004-12-31
AES GENER INC
filed 2005-06-27
CIK 926075

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004
or
Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of Registrant as Specified in its Charter)

AES GENER INC.
(Translation of Registrant's Name into English)

Republic of Chile
(Jurisdiction of Incorporation or Organization)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago, Chile
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of Each Class
6 1 / 2 % Notes due 2006
7 1 / 2 % Notes due 2014

The number of outstanding shares of each of the issuer's classes of capital or common stock at December 31, 2004 was: 6,386,837,020 shares of capital stock of AES Gener S.A., without nominal (par) value.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes                   No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17            Item 18

PRESENTATION OF INFORMATION

      In this annual report, unless the context requires otherwise, the terms "AES Gener", "we", "us", "our" and the “Company” refer to AES Gener S.A. and its subsidiaries on a consolidated basis.

      Our audited consolidated financial statements and, unless otherwise indicated, the other financial information presented in this annual report, are presented in Chilean pesos in conformity with generally accepted accounting principles in Chile, or Chilean GAAP, and the rules of the Superintendencia de Valores y Seguros, the Chilean Superintendency of Securities and Insurance, or SVS. Chilean GAAP differs in certain important respects from generally accepted accounting principles in the United States, or U.S. GAAP. See note 37 to our audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 contained in Item 18 herein for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us. Note 37 to our audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 also contains a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2002, 2003 and 2004 and our total shareholders' equity at December 31, 2003 and 2004. Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency of a company. In 2003, management determined the U.S. dollar to be AES Gener's functional currency in accordance with the Statement of Financial Accounting Standards, or SFAS, No. 52. Therefore, by applying the procedures specified in SFAS No. 52, we remeasured the audited consolidated financial statements for the three years in the period ended December 31, 2004, in accordance with U.S. GAAP.

      Unless otherwise specified, references herein to "U.S. dollars", "dollars", "$" or "US$" are to United States dollars, references to "peso" or "Ch$" are to Chilean pesos, the legal currency of Chile, references to "Col$" are to Colombian pesos, the legal currency of Colombia, references to "Arg$" are to Argentine pesos, the legal currency of Argentina, references to "RD$" are to Dominican Republic pesos, the legal currency of the Dominican Republic, and references to "UF" are to Unidad de Fomento. The Unidad de Fomento is an inflation-indexed, Chilean peso-denominated monetary unit that is linked to, and set daily in advance to reflect changes in the previous month's Chilean consumer price index. As of December 31, 2004, one UF was equivalent to Ch$17,317.

      For your convenience, we have translated certain peso amounts into U.S. dollars. Unless otherwise indicated, information regarding the U.S. dollar equivalents of amounts in pesos is based on the Observed Exchange Rate, which is the daily exchange rate between the Chilean peso and U.S. dollar, reported by the Chilean Central Bank for December 31, 2004 (the rate we used for December 31, 2004 financial reporting purposes), which was Ch$557.4 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. The exchange rate between the Colombian peso and the U.S. dollar used by us for December 31, 2004 financial reporting purposes was Col$2,389.75 = US$1.00. The exchange rate between the Argentine peso and the U.S. dollar used by us for December 31, 2004 financial reporting purposes was Arg$2.98 = US$1.00. The exchange rate between the Dominican Republic peso and the U.S. dollar used by us for December 31, 2004 financial reporting purposes was RD$30.80 = US$1.00. No representation is made that the peso, U.S. dollar or other currency amounts shown in this annual report could have been or could be converted into U.S. dollars or pesos at such rate or at any other rate.

      For the purposes of Chilean GAAP, we consolidate the results of operations of any company defined as a filial, or subsidiary, in accordance with Ley Sobre Sociedades Anónimas, Ley No. 18,046, or the Chilean Corporations Law. In order to consolidate the results of operations of a company, we must satisfy, in general, one of two criteria. We must either:

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

  Energía Verde S.A., or Energía Verde, which is 100.0% owned by us and operates two cogeneration plants and a gas peaking turbine with a total nominal capacity of 42.4 MW, as well as a steam generation plant in south-central Chile;

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

      Prior to January 1, 2004, investments in other companies ranging from 10% to 50% of common stock were recorded under the equity method of accounting. As of January 1, 2004, we changed the accounting treatment for investments in other companies that, at a consolidated level, were more than 10% and less than 20% of common stock to comply with the SVS Official Circular, No. 1,697, dated December 30, 2003. Investments that meet these criteria will be recorded at acquisition cost restated for price-level changes and will no longer be recorded under the equity-method of accounting. Our most significant equity-method investees are:

  Empresa Eléctrica Guacolda S.A., or Guacolda, which is 50.0% owned by us and operates a 304 MW coal-fired generation facility in Chile;

  Empresa Generadora de Electricidad Itabo S.A., or Itabo, which is 25.0% owned by us and operates 432.5 MW of generation facilities in the Dominican Republic;

      This change affected the following investments: Gasoducto GasAndes S.A., or GasAndes Chile, Gasoducto GasAndes Argentina S.A., or GasAndes Argentina and the CDEC-SIC, which are now considered related companies. Our financial data included in this annual report for periods prior to January 1, 2004 includes these three entities, the most significant of which are:

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

STATISTICAL INFORMATION

      Statistical information contained in this annual report regarding the economies of, and electricity industries in, Chile, Colombia, Argentina and the Dominican Republic, and regarding the competitors of AES Gener S.A. and its subsidiaries and equity-method investees in those industries, is based on material obtained from public sources, including publications and materials from participants in those industries and from government entities, such as CDEC-SIC, CDEC-SING, the Chilean Central Bank and the Wholesale Electric Generation Dispatch Company of Argentina, or CAMMESA, among others. We believe such information is accurate, but we have not independently verified it.

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

      Accordingly, we cannot assure you that any of the events anticipated by the forward-looking statements will transpire or occur, or, if any of them do, what impact they will have on our results of operations or financial condition. We do not intend, and undertake no obligation, to publicly revise any forward-looking statements that have been made to reflect the occurrence of events after the date hereof, except as required by law.

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

      The following table presents selected consolidated financial and statistical information for each of the periods indicated. This information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. Note 37 to our audited consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2002, 2003 and 2004 and our total shareholders' equity as of December 31, 2003 and 2004. The Chilean GAAP financial information below as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 is presented in constant pesos of December 31, 2004 purchasing power. The U.S. GAAP data below presents the financial information remeasured into U.S. dollars and translated into Chilean pesos, as such, the U.S. GAAP financial information for the years ended December 31, 2000, 2001, 2002, 2003 and 2004 is presented in nominal (non-inflation adjusted) pesos as of December 31 of each year. Solely for the convenience of the reader, the final column below presents the financial information in U.S. dollars at the December 31, 2004 observed exchange rate of Ch$557.4 per US$1.00. Information included below for the 2000, 2001 and 2002 balance sheet data and 2000 and 2001 income statement data is derived from our audited consolidated financial statements not included separately in this annual report.

			For the year ended December 31,

	2000	2001	2002	2003	2004	2004

	(in millions of Ch$, except per share data, shares and capital stock)
						(in millions of US$, except per sharedata, shares and capital stock) (1)
Income Statement Data:
Chilean GAAP:
Operating Revenues	485,505	370,019	383,613	371,390	390,813	701
Income from operations	85,606	74,899	122,026	112,702	109,778	197
Net Income (2)	2,427	(2,144)	36,465	55,020	39,454	71
Income from operations per share	15	13	22	20	17	0.03
Weighted average shares outstanding (000s)	5,632,079	5,672,743	5,672,753	5,672,753	6,089,302	6,089,302
Capital stock (000s)	5,672,738	5,672,753	5,672,753	5,672,753	6,386,837	6,386,837
U.S. GAAP: (6)(7)
Operating Revenues	441,624	376,011	358,375	315,393	381,695	685
Income from operations	77,869	115,150	117,406	96,904	116,217	208
Income from continuing operations	2,207	59,377	40,944	19,734	10,490	19
Net income (2)	2,207	50,789	38,309	19,530	10,490	19
Income from operations per share	14	20	21	17	19	0.03
Income from continuing operations per share	-	10	7	3	2	0.00

			For the year ended December 31,

	2000	2001	2002	2003	2004	2004

		(in millions of Ch$, except ratios)				(in millions of US$, except ratios) (1)
Balance Sheet Data:
Chilean GAAP:
Total assets	2,400,719	1,974,799	1,951,132	1,698,477	1,448,815	2,599
Long term liabilities	861,409	818,117	999,986	757,596	537,053	963
Total shareholders' equity	917,254	766,773	804,397	828,819	821,794	1,474
Ratio of total shareholder's equity to total assets (3)	0.38	0.39	0.41	0.49	0.57	0.57
U.S. GAAP: (6)(7)
Total assets	1,954,784	1,518,858	1,573,160	1,229,201	1,110,600	1,992
Long term liabilities	788,444	664,630	896,414	677,888	513,844	922
Total shareholders' equity	598,284	332,154	394,793	358,949	502,567	902
Ratio of total shareholder's equity to total assets (3)	0.31	0.22	0.25	0.29	0.45	0.45

			At December 31,

	2000	2001	2002	2003	2004	2004

	(in millions of Ch$, except ratio, per share and operating data)
						(in US$ except ratio, per share and operating data) (1)
Other Consolidated Financial Data:
Chilean GAAP
Consolidated ratio of earnings to fixed charges (4)	1.18	1.16	1.54	1.89	2.11	0.00
Net income per share	0.43	(0.38)	6.43	9.70	6.48	0.01
Dividends per share	1.23	26.83	-	5.24	14.87	0.01
U.S. GAAP
Consolidated ratio of earnings to fixed charges (4)	1.20	1.61	1.52	1.78	1.43	1.43
Net income per share (6)(7)	0.39	8.95	6.75	3.44	1.72	0.00
Diluted net income per share (6)(7)	1.96	-	9.21	N/A	N/A	N/A
Dividends per share (6)(7)	1.23	26.83	-	5.24	14.87	0.01
Operating Data: (5)
Total MW Installed Capacity	4,388	3,057	3,105	3,105	3,080
Total GWh Produced	16,718	8,958	10,169	10,189	11,958
Total GWh Sold	24,149	14,612	15,748	15,263	16,177
________________________________________
(1)	Solely for the convenience of the reader, Chilean peso amounts have been translated into dollars at the rate of Ch$557.4 per U.S. dollar, the daily Observed Exchange Rate for December 31, 2004, for amounts given as of or through December 31, 2000, 2001, 2002, 2003 and 2004. You should not construe the translation of currency amounts in this annual report on Form 20-F to be representations that the Chilean peso amounts actually represent current U.S. dollar amounts or that you could convert Chilean peso amounts into U.S. dollars at the rate indicated or at any other rate.

(2)	Includes the effects under U.S. GAAP of discontinued operations.

(3)	Ratio of total shareholders' equity to total assets is calculated by dividing total shareholders' equity by total assets. Total shareholders' equity as presented under "Chilean GAAP" in the Balance Sheet Data above includes paid-in capital, interim dividends, reserve for monetary correction of capital, share premium accounts, other reserves, future dividends reserve, retained earnings and net income for the year.

(4)	For the purposes of calculating the consolidated ratio of earnings to fixed charges, "earnings" consist of income before income taxes and minority interest plus fixed charges, and amortization of previously capitalized interest. "Fixed Charges" include interest expense, capitalized interest and amortization of debt issuance costs.

(5)	Data for each period is provided on a pro forma basis to give effect to decreases in MW of nominal capacity, GWh produced and GWh sold resulting from asset sales after each year.

(6)	For the year 2000, the effects of both price-level restatement and the remeasurement are excluded.

(7)	For the years 2001, 2002 and 2003, the effects of price-level restatement are excluded while the remeasurement effect is included.

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

      The following table sets forth the annual low, high, average and year-end Observed Exchange Rate for U.S. dollars for each year starting in 2000 as reported by the Chilean Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Observed Exchange Rate of Ch$ per US$ (1)

Date	Low (2)	High (2)	Average (3)	Year-End (4)

2000	501.04	580.37	542.62	572.68
2001	557.13	716.62	636.39	656.20
2002	641.75	756.56	694.46	712.38
2003	593.10	758.21	687.51	599.42
2004	559.21	649.45	612.13	559.83

December 2004	559.66	597.27	576.17	—
January 2005	557.40	586.18	574.12	—
February 2005	563.22	585.40	573.58	—
March 2005	573.55	591.69	586.48	—
April 2005	572.75	588.95	580.46	—
May 2005	570.83	583.59	578.31	—
________________________________________

Source: Chilean Central Bank

(1)	In nominal (non-inflation adjusted) pesos.

(2)	Exchange rates are the actual high and low, on a day-to-day basis, for each period.

(3)	The average of the exchange rates on the last day of each month during the period.

(4)	The exchange rate on the last business day of each year.

      On June 21, 2005, the Observed Exchange Rate as reported by the Chilean Central Bank was Ch$582.55 per US$1.00.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

      Risk Factors Related to AES Gener

Our businesses are subject to extensive governmental legislation and regulation.

      As regulated electric companies, we and our equity-method investees are subject to the extensive regulation of various aspects of our businesses. The current regulatory framework governing electricity utility businesses has been in existence in Chile since 1982, in Colombia since 1994, in Argentina since 1992 and in the Dominican Republic since 1999. We are also subject to environmental regulations, which, among other things, require us to perform environmental impact assessments of future projects and obtain regulatory permits. As with any regulated company, we cannot assure you that the laws or regulations in the countries where we have operations or investments will not change, or be interpreted, in a manner that could adversely affect us or our equity-method investees or that any requested environmental approval will be granted by government authorities. For example, in May 2001, the Chilean government issued Resolution No. 88, under which electricity generators such as us are required to provide power to distribution companies in the SIC at the regulated price, denominated the “node price”, if such companies are unable to freely contract for adequate power to meet their customers' needs. This resolution effectively requires us to supply more energy to distribution companies than we have otherwise freely contracted for, thereby increasing our exposure to purchases on the spot market if at such time we do not have available uncontracted generation capacity. See "Item 4.

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

      In recent years, during certain hours, particularly peak hours, our contracted energy in the SIC has grown beyond our generation capabilities. Therefore, we generally have to purchase electricity at spot prices in order to meet our commitments. As a result, future drought conditions, which generally result in higher prices for energy, will necessitate purchases at higher prices on the spot market in addition to generation by our less cost-efficient units. Although we are currently evaluating several expansion projects in the SIC in order to reduce our exposure to drought conditions, droughts could adversely affect our operations and financial condition until any future project is completed. In addition, during periods of extreme drought conditions, Chilean authorities may impose electricity rationing and may require us to pay regulatory penalties related to the operation of our business. For example, if we are required to buy electricity on the spot market during a period in which a rationing decree is in effect, we may be required to pay a "shortage cost" to other generators, which is the cost to consumers for not having energy available that is set by regulatory authorities.

      In Colombia, our energy output generated under contract is presently lower than our expected hydroelectric generation. As a result, since 2001, we have been selling between 34% and 44% of our electricity on the spot market. Due to the Colombian market structure, our Chivor business must submit bids for the sale of its generation, and its revenues from spot market sales are subject to the variable price of electricity, which depends on current market and electric system conditions at any point in time. Spot market prices depend directly on hydrological weather conditions, with prices increasing in dry years and falling in wet years. Thus, revenues received from Chivor's spot market transactions fluctuate and affect our operating results.

      Although we use proprietary statistical models to evaluate the risks associated with our contractual commitments, we cannot assure you that the level of our future contractual commitments in the SIC or Colombia will be optimal for the weather conditions prevailing at that time. In addition, severely dry weather conditions may lead to government intervention imposing power rationing as well as penalties on companies involved in the electricity sector while extremely wet weather conditions may lead to plant damage and/or interruptions in generation, both of which could have a negative impact on our operations and financial condition.

Operational difficulties could limit our ability to generate.

      We may experience operational difficulties that could affect our ability to generate and, as a result, adversely impact our operating results. These difficulties may affect our generation equipment, electromechanical components and, in general, any of our assets required in the supply of electricity. For example, in May 2004, Chivor's facilities received exceptionally heavy rainfall during a 24-hour period, which caused the water inflow to increase above normal levels, causing minor damages to the facility, including to certain generating units that had to be taken out of service while repairs were completed. As a result, Chivor was forced to purchase energy in the spot market and engage in short-term agreements with other generators in order to fulfill its contractual obligations. Additionally, in June 2004, the main transformer of one of TermoAndes’ gas turbines was declared unavailable for dispatch after experiencing an unanticipated failure and remained out of service until early November 2004, when repairs were completed. TermoAndes was able to place its other identical gas turbine in service in order to continue providing energy under normal conditions. However, it received lower capacity payments during the outage from AES Gener, in accordance with the power purchase agreement between TermoAndes and us, to reflect the decrease in the plant’s availability factor during the outage. Additionally, the long-term firm capacity payments received by AES Gener in the CDEC-SING were reduced by 3% as a result of this outage.

           If such operational difficulties occur in the future, we would need to make spot market purchases or enter into supply agreements to fulfill our existing supply agreement obligations. This could have a negative impact on our cash flows. We cannot assure you that similar events will not occur in the future.

           We maintain comprehensive insurance with respect to our facilities, including all-risk property damage and business interruption insurance, which covers, among other things, damage caused by fire, floods and earthquakes, however, we cannot assure you that the amounts for which we are insured or amounts which we may receive under such insurance coverage would cover all of our losses.

In the future, we may review the book values of our assets and may determine that such book values have been impaired.

      When events or circumstances warrant, we review the book values of our assets to determine whether there has been an impairment of the value of any of our assets. Due to unfavorable economic and regulatory conditions in Colombia, to excess capacity in the SING that had resulted in dispatch limitations and lower prices that have affected our Argentine assets, we have recently performed impairment tests under Chilean GAAP and U.S. GAAP with respect to our Colombian asset, Chivor, and our Argentine assets, TermoAndes/InterAndes. At this time, we do not believe that any impairment-related adjustments to the book values of these assets are necessary. In the future, we will continue to review the book values of our assets. We cannot assure you that any such review will not require adjustments to the book values of our assets, including Chivor and TermoAndes/InterAndes. A downward adjustment to the book values of our assets would have a negative impact on our earnings under Chilean GAAP and therefore would reduce our ability to pay dividends to our shareholders.

A substantial portion of our operations is conducted through subsidiaries and equity-method investees.

      We conduct a substantial portion of our operations through our subsidiaries and equity-method investees. In 2004, approximately 44% of our operating revenues were derived from our subsidiaries. In certain circumstances, the ability of each of our subsidiaries and equity-method investees to pay dividends may be restricted by, among other things, its ability to generate cash flows from operations, the laws of the jurisdiction of its incorporation, and the financing agreements to which it is a party. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources" in this annual report for a description of AES Gener S.A.'s and its subsidiaries' outstanding debt.

Our financial results can be adversely affected by foreign exchange fluctuations.

      The Chilean peso, the Colombian peso and the Argentine peso have been subject to large devaluations in the past and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in U.S. dollars and, although a substantial portion of our revenues in Chile is linked in part to U.S. dollars, we generally have been, and will continue to be, exposed to fluctuations of the Chilean peso against the U.S. dollar because of time lags and other limitations in the indexation of Chilean tariffs to the U.S. dollar. Furthermore, in the event of a devaluation of the Chilean peso under Chilean GAAP, we are required to account in Chilean pesos for 100% of the losses relating to our U.S. dollar-denominated indebtedness in the year that such losses occur. This can materially reduce our earnings under Chilean GAAP, thereby limiting our ability to pay or preventing us from paying dividends in excess of retained earnings.

      In Colombia, 66% of our indebtedness is denominated in U.S. dollars, but only approximately 21% of our revenues are currently denominated in U.S. dollars. As a result, a devaluation of the Colombian peso in relation to the U.S. dollar may adversely affect our financial condition and results of operations. In Argentina, as our TermoAndes plant sells into the Chilean SING, our earnings are denominated in U.S. dollars, except for net tax credits (including VAT and others), which are denominated in Argentine pesos, which in 2004 amounted to approximately US$13 million. Consequently, a devaluation of the Argentine peso may result in a decrease in our tax credits in U.S. dollar terms.

      Since the U.S. dollar is our functional currency for U.S. GAAP reporting purposes, our financial results in U.S. GAAP are not affected by foreign exchange fluctuations, except for those asset and liability line items expressed in Chilean pesos and other non U.S.-denominated currencies, such as the UF-denominated local bond of Eléctrica Santiago, the swap agreement that our equity-method investee Guacolda entered into to hedge against exchange rate fluctuations related to its senior secured credit and marketable securities and time-bank deposits held at AES Gener, our Chilean subsidiaries and our equity-method investees, among others. See "Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of Inflation and Price-Level Restatement" in this annual report.

We may be unable to successfully implement our capital investments.

      The success of our capital investments depends on numerous factors, including the cost and availability of fuel, the cost and availability of financing and the effect of delays or difficulties in obtaining regulatory approvals and permits. The construction of new facilities may be adversely affected by factors commonly associated with such projects, which will have an adverse effect on our market share.

A significant portion of our revenue is derived from unregulated energy supply contracts, and we cannot assure you that we will be able to renew these contracts on favorable terms or at all.

      For the year ended December 31, 2004, we derived approximately 37% of our Chilean operating revenues from long-term electricity sales contracts with unregulated customers. Such contracts are entered into at the market prices prevailing at the time of execution and, given their long-term nature, their value may deviate from the market price of electricity at different points during the terms of the contracts. For example, Norgener entered into its 1993 and 1994 power purchase agreements with Minera Escondida Limitada, or Escondida, at prevailing market prices. These agreements were later modified as a result of a settlement reached in an arbitration proceeding. Additionally, since 2001 our Colombian subsidiary, Chivor, has sold between 56% to 67% of its generation through energy supply agreements each year. These agreements generally range in term from one to two years. Such agreements are usually entered into at the market prices prevailing at the time of execution and at fixed price terms thereby ensuring future revenues. We cannot assure you that we will be able to renew any such contracts upon expiration or that if we do renew such contracts, the renewal will be at prices that are as favorable or more favorable than the original prices.

Lawsuits against us or our equity-method investees could adversely affect our operating results.

      We and our equity-method investees sell electricity on a contractual basis to numerous distribution companies, industrial customers and electricity generation companies, among others. We also enter into other legal agreements customary to the normal conduct of business. The provisions of such contracts and agreements may be disputed by the parties thereto from time to time. In addition, we may be subject to lawsuits and legal proceedings regarding, among other things, environmental regulations, public liability, and labor and supplier disputes. Several lawsuits filed have been filed by landowners against our Colombian subsidiary Chivor for alleged damages caused by spillouts from the flooding of downstream rivers. Notwithstanding the fact that we take reasonable measures to prevent damages to such third parties during spillouts, which are implemented when the plant’s reservoir reaches certain water limits, and that other power generators may be responsible for or contribute to the damages allegedly caused by Chivor, we cannot guarantee that favorable rulings will be obtained in all the above-mentioned cases.

      We cannot assure you that pending or future lawsuits brought against us or our equity-method investees will not adversely affect our operations or financial condition. See "Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings" in this annual report.

Our operations could be adversely affected by fuel price variability.

      Our and our equity-method investees' thermoelectric plants burn natural gas, coal and other petroleum-based fuels. Argentine natural gas is purchased under long-term market-based contracts for the Eléctrica Santiago and TermoAndes combined-cycle units. Additionally, coal is purchased internationally as the primary fuel for several of our plants, while our peaking plants utilize petroleum-based fuels. In addition, two of our equity-method investees, Guacolda and Itabo, burn fossil fuels. Increases in the market prices for these fuels would lead to higher operating costs, which would adversely affect our operations, at least until the higher fuel costs are adequately reflected in electricity prices. See "Item 3. Risk Factors —Risk Factors Related to Our Chilean Operations—Our business may be affected by restrictions, interruptions or increased costs in our natural gas supply from Argentina" in this annual report.

Our cash flow may be adversely affected by difficulties in collecting accounts receivable from our customers.

      Difficulties in collecting payments from customers may adversely affect our cash flow. In Colombia, we have had difficulties in recent years in collecting payments from some of our customers, in particular, distribution companies. In 2003, after repeated collection problems with a certain distribution company that owed Chivor Co1$6,252 million (which amount represented approximately US$3.1 million at the time), Chivor sold that company's debt to a third party for 10% of the balance, or approximately US$200,000 at such time. Our equity-method investee Itabo located in the Dominican Republic also experiences collection difficulties related to its power purchase agreements with distribution companies. Additionally, in the SIC during the severe drought that occurred in 1998 and 1999, generation companies disputed the amounts to be paid for purchases made on the spot market during rationing periods, resulting in collection difficulties. We have also experienced minor problems collecting outstanding payments from certain customers in Chile. Difficulties in collecting payments for electricity supply from contract or spot market customers may adversely affect our cash flow. We cannot assure you that we will be able to collect accounts receivable without difficulty, if at all.

Risk Factors Related to Our Chilean Operations

We are substantially dependent on economic conditions prevailing in Chile.

      For the year ended December 31, 2004, 81% of our consolidated operating revenues were derived from our operations in Chile, including the operations of TermoAndes, which is located in Argentina although its electricity and capacity is sold in Chile. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions prevailing in Chile. In turn, economic conditions are substantially dependent on exports of raw materials, which depend on international prices for those raw materials. In addition, in recent years, the growth of the Chilean economy has slowed from the rates achieved in the 1990s. As a reference, in 2004, the gross domestic product (GDP) of Chile increased at an inflation-adjusted rate estimated at 6.1% compared to the 3.3% increase experienced in 2003. We cannot predict whether the Chilean economy or electricity consumption will grow or decline in the future or if future developments in the Chilean economy will materially adversely affect our business, financial condition or results of operations.

Our financial results could be adversely affected by overcapacity in the SIC and the SING.

      In the next few years, any growth in electricity supply that outpaces growth in demand, including from potential interconnection projects and the construction of new power plants, may create overcapacity in the SIC. Under those circumstances our operating revenues from regulated customers, spot sales and potential new unregulated customers could decline, and our financial results could be adversely affected.

      In the SING, excess capacity currently exists and, as a result of reliability constraints the Economic Load Dispatch Center of the SING, or the CDEC-SING, has the power to set the maximum level of dispatch for each independent unit in the SING between 150 MW and 270 MW. While this limit had previously been set at 180 MW, in 2005, it was increased to 260 MW during peak hours. This measure is part of the "Short-Term Operational Reliability Plan" adopted by the CDEC-SING in order to minimize the risk of energy outages in the SING, which in the past has been affected by blackouts sanctioned by the Superintendencia de Electricidad y Combustibles, the Chilean Superintendency of Electricity and Fuels, or CSEC. This dispatch restriction limits generation from all power plant facilities that sell into the SING. As a result, TermoAndes is only able to produce up to 245 MW. The dispatch limitation level set by the CDEC-SING tracks total electricity demand in the SING, which principally relates to mining activities. If further system blackouts occur, or the demand for electricity in the SING declines, the dispatch limitation may be reduced. If the dispatch level were to be reduced, TermoAndes' operating income, and over the long term, Norgener's operating income, would be adversely affected.

Our business may be affected by restrictions, interruptions or increased costs in our natural gas supply from Argentina.

      Our subsidiary Eléctrica Santiago produces electricity by burning natural gas produced in southern Argentina and transported from there to central Argentina through a pipeline owned by Transportadora Gas del Norte S.A., or TGN. The natural gas is then transported to Eléctrica Santiago through a pipeline owned and operated by two of our related companies, GasAndes Argentina and GasAndes Chile, which originates in Argentina and crosses into Chile through the Andes Mountains. The TGN pipeline supplies consumers in Argentina and Chile. TGN is currently experiencing financial difficulties and may not be able to invest in necessary expansions; however, we have a contract for firm transportation service which is sufficient to cover our foreseeable natural gas consumption.

      Additionally, in 2004, the Argentine government enacted several regulations that directly restrict the export of natural gas in an attempt to ensure domestic natural gas supply and other regulations that impose additional duties on exports and may increase costs. See “Item 5. Operating and Financial Review and Prospects—Trend Information.” These regulations are the result of a series of factors including drought, high domestic natural gas consumption and lack of investment by natural gas producers in recent years in part due to the conversion into Argentine pesos, or pesofication, of tariffs. Eléctrica Santiago's natural gas suppliers have claimed that these regulations constitute a force majeure under the gas supply agreements and have temporarily suspended delivery at certain times between May and August 2004, as well as during the first several months of 2005, in order to supply the domestic market. The reductions in the supply of natural gas to Eléctrica Santiago has required the company to reduce its output, as well as to generate electricity with diesel oil as a substitute for natural gas at certain times, sharply increasing its cost of sales. Additionally, these reductions in electric generation also required Eléctrica Santiago to rely on the spot market to purchase a portion of the energy required to meet its contractual commitments. Since February 2005, during certain periods, Eléctrica Santiago’s gas suppliers have complied with the natural gas export restrictions by providing coal as an alternative energy source for electricity generation in Argentina, thereby continuing to deliver natural gas to Eléctrica

Santiago. However, such gas supplies are provided at a higher cost, equivalent to the cost of the alternative energy supplied to the Argentine market.

      The Argentine export restrictions have also affected the gas supplies of other natural gas-fired generation companies in Chile. The impact of gas curtailments limiting generation by Eléctrica Santiago and other Chilean generation companies, as well as the substitution of higher priced alternative or replacement fuel supplies, has led to an increase in the spot market price of electricity, thereby increasing the cost of spot purchases made by us and our subsidiaries.

      Given the current unstable economic and political situation in Argentina, see “Risk Factors Related to Our Argentinean Operations” and “Item 5. Operating and Financial Review and Prospects—Trend Information”, the application of existing regulations and duties, as well as any additional measures implemented by the Argentine government, is uncertain. Eléctrica Santiago may continue to experience a reduction in generation output and we, including AES Gener, Eléctrica Santiago and Norgener and our equity-method investees, could be negatively impacted by price increases in the Chilean spot energy markets as a result of a reduction in the supply and/or an increase in the cost of natural gas from Argentina. Moreover, the Argentine government's regulations impose additional uncertainty as to the feasibility of our development of generation projects using Argentine natural gas in Chile.

Our financial statements are reported, and our dividends are declared, based on Chilean GAAP, which generally differs from U.S. GAAP.

      There are important differences between Chilean GAAP and U.S. GAAP. As a result, Chilean financial statements and reported earnings generally differ from those that are reported based on U.S. GAAP. In particular, our earnings and the amount of dividends that we declare under Chilean GAAP may be subject to a higher degree of fluctuation as compared to U.S. GAAP due to accounting pronouncements or other modifications required under Chilean GAAP. See note 37 to our audited annual consolidated financial statements included in this annual report for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to our business and a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2002, 2003 and 2004 and our total shareholders' equity as of December 31, 2003 and 2004.

Risk Factors Related to Our Colombian Operations

Chivor has exposure to spot market price fluctuations, which, depending on hydrological conditions in any given year, may adversely impact our operating results.

      Since 2001, Chivor has generally sold between approximately 34% and 44% of its generation in the spot market each year. As a participant in the Colombia spot market, Chivor must submit offers for the sale of generation, and its revenues from spot market sales are therefore subject to the variable price of electricity in the spot market, which price depends on current market and system conditions at any point in time. Spot market prices in the Colombian market depend primarily on hydrological weather conditions (with prices usually increasing during the dry season and falling during the wet season), actual demand for electricity and fuel prices for thermoelectric generators. Hydrological conditions, and therefore revenues received from our spot market transactions, may fluctuate, and we cannot assure you that such fluctuations will not adversely affect our operating results.

A decline in GDP growth, and thus in domestic energy demand, or overcapacity in Colombia may adversely affect our operating results and financial condition.

      We generate a significant portion of our consolidated operating revenue and consolidated operating income before taxes in Colombia. Our Colombian operations accounted for approximately 19% and 22% of our consolidated operating revenue in the years ended December 31, 2004 and 2003, respectively. Therefore, economic conditions in Colombia have a significant impact on our results of operations and financial condition. Historically, GDP and domestic energy demand growth in Colombia have been highly correlated. The GDP of Colombia increased in real terms at an estimated rate of 4.0% in 2004 which is above the 3.7% increase experienced in 2003, in recent years, the growth of the Colombian economy has slowed from the rates of growth achieved in the 1990s. Any decrease in expected energy demand can adversely affect our operating results. A contraction in energy demand, such as the contraction suffered in 1999 as a result of prevailing economic conditions in Colombia, could lead to a decline in spot and contract prices due to increased competition in the market. Any growth in energy supply that outpaces energy demand growth, including increased supply from potential interconnection projects and the construction of new power plants, may increase overcapacity. We cannot assure you that these circumstances will not occur, which may lead to a decline in system energy prices in Colombia and may adversely affect our operating results and financial condition.

Colombia's foreign exchange policy may be subject to intervention by the Colombian Central Bank, and we may be unable to convert Colombian pesos to U.S. dollars or Chilean pesos.

      While the Colombian government does not currently restrict the ability of Colombian persons or entities to convert Colombian pesos into U.S. dollars or Chilean pesos, we cannot assure you that it will not institute a restrictive exchange control policy that may affect Chivor's ability to remit funds to us in the future. Although the government has not imposed foreign exchange restrictions since 1990, Colombia's foreign currency markets have historically been heavily regulated. Currently, foreign exchange transactions occur at free, or market, rates of exchange. In 2001, the Colombian peso depreciated against the U.S. dollar by 2.8%, in 2002 it depreciated by 25.0%, in 2003 it appreciated by 3.0% and, in 2004 it appreciated by 14.0%, in each case in nominal terms. We cannot assure you that the Colombian Central Bank will continue to follow its current foreign exchange policy in the future or whether it will intervene in the foreign exchange markets to support the Colombian peso in the event of a substantial devaluation or that any such intervention would be effective.

      Colombian law permits the Colombian Central Bank to impose foreign exchange controls over foreign investment and the proceeds thereof if the foreign currency reserves of the Colombian Central Bank fall below a level equal to the value of three months of imports of goods and services into Colombia. The Colombian Central Bank may intervene by, among other things, either (i) imposing direct exchange controls that may limit our ability to possess, utilize or expatriate foreign currency such as the U.S. dollar or (ii) utilizing international reserves or borrowing from international institutions or other nations to obtain the currency required for exchange rate manipulations. An intervention that precludes us from possessing, utilizing or expatriating dollars would impair our ability to make payments on the notes. The Colombian Central Bank reported net international reserves of US$13.5 billion at December 31, 2004, representing coverage of approximately seven months of imports of goods and services as of such date.

Regulatory changes in Colombia may adversely affect Chivor's operating results.

      AES Gener S.A. purchased Chivor in December 1996 as part of the Colombian government's privatization process. Since our purchase of this company, there have been several regulatory changes in the wholesale energy market as well as significant modifications of the regulations governing the energy industry, including changes in the methodology for the determination of capacity charge payments paid to generation companies. Although the capacity charge established pursuant to Resolution 116 of 1996 as currently applied is valid until November 2006, the Colombian Regulatory Commission of Energy and Gas issued a new capacity charge proposal in July 2004 to be evaluated by market participants. Chivor, in association with other generation companies and the Association of Colombian Electric Energy Generators, is evaluating the proposal and analyzing different critical hydrology scenarios and simulation models in order to present a counterproposal. We cannot assure you that this proposal or any resulting regulatory change will not have an adverse impact on our business. See “Item 4. Regulation of Electricity Generation in Chile, Colombia, Argentina and the Dominican Republic— Colombia”.

Any additional taxes resulting from changes to tax regulations or the interpretation thereof in Colombia could negatively impact Chivor’s financial condition.

     Colombian national authorities have levied new taxes in recent years. For example, Law 788 of 2002, which became effective in January 2003, provided for a 10.0% increase, from 35.0% to 38.5%, in the corporate tax rate for the 2003 fiscal year. Law 863 of 2003 then provided that the 10.0% increase (35.0% to 38.5%) would be in effect until 2007, at which point it is expected to expire. We cannot assure you that additional taxes affecting us will not be implemented, thereby negatively affecting our financial condition.

     Additionally, both Colombian national and local tax collection authorities have varying interpretations of tax regulations that may differ from those held by private companies. We cannot assure you that other tax authorities, both local and national, will interpret and construe tax laws and regulations in the same way that we do. Differing interpretations may result in future tax litigation and associated costs. See "— The outcome of our existing tax litigation with the municipality of Almeida may negatively affect Chivor’s financial condition" below.

The outcome of Chivor’s existing tax litigation with the municipality of Almeida may negatively affect its financial condition.

     Chivor is subject to an industry and commerce tax that must be paid to the nine municipalities located in the vicinity of its reservoir. In March 2004, the government of one such municipality, Almeida, rejected an appeal made by Chivor with respect to the payment of a Col$16,690 million (approximately US$6.4 million) fine for alleged noncompliance in filing Industry and Commerce tax ("ICA") returns for the period from 1998 through 2002. The municipality of Almeida has initiated five separate proceedings, one for each year. Currently, Chivor has no further administrative recourse with respect to these claims.
Consequently, it filed annulment and right restitution lawsuits against these proceedings before the Boyacá Administrative Court on April 1, 2004. As December 31, 2004, all five lawsuits have been admitted by the court, which prohibits the municipality from seeking further redress unless and until a definitive adverse court decision is reached. A definitive decision by the Boyacá Administrative Court may not be issued for four to six years and an appeal of that decision may take an additional one to two years.

      Should the Almeida municipality’s position prevail, Chivor would be forced to pay the abovementioned Col$16,690 million fine, and the municipality would then be able to pursue the company for tax due plus interest for the same period. To secure payment, the municipality may to attach assets worth twice the owed amounts plus interest. Such an unfavorable ruling would negatively affect our financial condition. In addition, an adverse ruling in such a case could set a precedent based on which other neighboring municipalities could also pursue Chivor for alleged past taxes due. We cannot assure you that a favorable ruling will be issued in this case.

Guerilla attacks may adversely affect our ability to operate.

      Guerilla organizations have long been active in Colombia and have engaged in acts of terrorism. Most of this activity has been directed towards the oil industry, but the electric power industry has been affected as well. Attacks on transmission lines by guerilla groups have disrupted energy supplies, which disruption, in some cases, has led to short-term regional power outages. If any of these attacks were to damage our Chivor facility or the transmission lines on which it relies, our financial condition would be adversely affected. Except for one incident in August 2003 that impacted transmission lines that connect our facilities to the transmission grid, Chivor’s facilities have not been subject to attacks by any guerilla group. We cannot assure you, however, that such attacks will not occur in the future.

Risk Factors Related to Our Argentinean Operations

Argentina's legal regime and economy are susceptible to changes that could adversely affect our Argentinean Operations.

      The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation. To address these pressures, the Argentine government has implemented various plans and utilized a number of exchange rate systems. In January and February 2002, the Argentine government adopted many new economic measures as a result of the continuing political, social and economic crisis. These economic measures included the abandonment of the country's fixed dollar-to-peso exchange rate, the conversion of U.S. dollar-denominated loans into pesos and the placement of restrictions on the convertibility of the Argentine peso.

      The Argentine financial system still remains very unstable after the events of recent years. The main problems that have been faced by financial institutions, particularly banks, include extremely tight liquidity, negative cash flows, deteriorating loan portfolios and insolvency. In 2003 and 2004, the political and social situation in Argentina showed signs of stabilization, with the Argentine peso appreciating against the U.S. dollar and the economy and electricity demand starting to recover. In 2003, the inflationary trend also slowed, with the consumer price index rising 3.7% from January to December 2003 and the wholesale price index rising 2.0% in the same period. For the period between January and December 2004, inflation remained under control, although levels were above the ones prevailing in 2003, with increases of 6.1% and 6.4% in the consumer price index and wholesale price index, respectively. In 2003, Argentina’s gross domestic product increased by 8.8%, and in 2004, it showed an increase of 8.5% .

      Overall, the series of measures applied by the Argentine government has severely affected the financial system's stability and has had a materially negative impact on its reputation. The current Argentine government which took office in May 2003 has maintained a strict monetary policy that has helped control inflation, keep domestic interest rates low and preserve the value of the Argentine peso. In addition, increased fiscal revenues collected in 2004 have helped generate a primary fiscal surplus which reached 4% of GDP by year-end. Currently, the government’s main efforts are aimed at restructuring the country’s external debt. However, the timing and scope of economic measures to be enacted by the Argentine government, including expropriations, higher taxes and exchange control measures that may require TermoAndes to sell electricity in Argentina, are unpredictable and may adversely affect our Argentinean Operations and our results of operations.

TermoAndes' gas supply and gas transportation costs could increase significantly as a result of changes in regulatory policy and disputes with gas suppliers.

      In 2002, the Argentine government enacted the Public Emergency and Foreign Exchange System Reform Law, Law No. 25,561, or the Public Emergency Law and other related decrees in accordance with which it converted into Argentine pesos (pesofied) all obligations and private contracts incurred in dollars as of January 6, 2002 at the exchange rate of Arg$1.00 per US$1.00. Since the beginning of 2002, TermoAndes, as a local consumer of gas, has converted its obligations under its gas supply and gas transportation agreements into pesos, while the income it receives from its electricity exports is accounted for in U.S. dollars. In accordance with current regulations, payments must be made in Argentine pesos at a 1:1 exchange rate plus the reference stabilization ratio, or the CER, an inflation index published by the Argentine Central Bank. If any party to an agreement considers that such conversion does not reflect the value of the good or service subject thereof, it may request an equitable adjustment of the price. TermoAndes began negotiations with its gas suppliers and transportation providers within the framework of the Public Emergency Law at their request.
During 2002, TermoAndes' gas and transportation service providers requested that regulatory authorities re-dollarize, or convert back into U.S. dollars, TermoAndes' gas supply and gas transportation agreements, citing Decrees 689/2002 and 1491/2002, which state that the Public Emergency Law does not apply to gas export contracts, gas transportation for gas exports or electricity exports. TermoAndes responded to both requests, clarifying that it is an Argentine generation company and that all of the gas it purchases is consumed within Argentina and is not intended for export. Furthermore, TermoAndes has been making payments under its gas supply and transportation contracts in Argentine pesos at a 1:1 exchange rate against the U.S. dollar, excluding the CER, which has not been invoiced by the gas suppliers. TermoAndes currently believes that prices for local transportation contracts do not include the CER. We cannot assure you that TermoAndes' gas supply and transportation contracts payments will not be re-dollarized in the future or that the CER will not be applied to such payments, even with respect to retroactive payments. Any such re-dollarization could negatively impact our cash flow and financial condition.

      In September 2004, TermoAndes reached an agreement with YPF S.A., or YPF, the gas supplier that provides 50% of TermoAndes’ gas supply, which eliminates any historical take-or-pay obligations and adjusts future contractual gas quantities in a manner that take-or-pay obligations with YPF should not have a negative impact on TermoAndes.
Additionally, in January 2005, TermoAndes reached an agreement with Transportadora de Gas del Norte S.A., or TGN, its gas transportation service provider, which resolved all disputes existing among them in relation to the applicable currency and the agreement has been submitted for approval to the Natural Gas Regulatory Agency in Argentina, or ENARGAS.

      However, disputes remain with the other gas suppliers, Tecpetrol S.A., or Tecpetrol, Ledesma S.A.I.I., or Ledesma, Compañía General de Combustibles S.A., or CGC and Mobil Argentina S.A., or Mobil, and on January 30, 2004, TermoAndes was notified that Tecpetrol, Mobil and CGC had filed a claim for arbitration at the International Chamber of Commerce, or the ICC, requesting the re-dollarization of the gas price, or conversion of the price back into U.S. dollars. TermoAndes responded to this claim on March 10, 2004, which response included a counterclaim regarding the non-fulfillment by the suppliers of the “most favored nation” clause and the obligation to supply the contracted quantities, among other claims. On May 12, 2004, the consortium responded to TermoAndes’ counterclaim. The case was submitted to the arbitration tribunal which together with the parties determined the terms of reference on November 26, 2004. The parties are currently in the process of offering evidence.

      On April 22, 2004, an agreement was entered into by the Secretary of Energy of Argentina and certain gas producers which applies systematic natural gas price increases from May 2004 to July 2005 to large consumers of natural gas and electric generation plants that provide electricity to the domestic market. Pursuant to the agreement, an increase of 40% occurred in May 2004 and another increase of 18.33% occurred in October 2004. The resolution also provides for two additional 18.33% increases in May 2005 and July 2005. TermoAndes is currently paying Tecpetrol, Ledesma, CGC and Mobil in accordance with this price agreement.

      We cannot assure you that TermoAndes’ gas supply payments to Tecpetrol, Ledesma, CGC and Mobil will not be re-dollarized in the future or that the CER will not be applied to such payments, even with respect to retroactive payments. Although TermoAndes has made a provision for payment of the CER corresponding to its gas supply from January 1, 2004, any such re-dollarization could negatively impact our cash flow and financial condition.

Our business may be affected by the interruption of TermoAndes’ natural gas supply.

      Our subsidiary, TermoAndes, utilizes natural gas produced in Argentina in its Salta power facility to produce electricity which is currently exported to Chile. As a result of TermoAndes’ disputes with natural gas suppliers described above and the measures adopted by the Argentine government in 2004 to ensure the domestic supply of natural gas which applied restrictions to the supply of natural gas for electricity generated for export, TermoAndes’ generation has been directly affected. See “—Risk Factors Related to Our Chilean Operations” and “Item 5. Operating and Financial Review and Prospects—Trend Information”.

      On June 17, 2004, the Secretary of Energy issued Resolution 659/04 which approved the “Complementary Supply Program for the Domestic Natural Gas Market”. Resolution 659/04 established a new methodology for determining natural gas sales into the domestic market based on each producer’s level of committed supply to Argentine consumers. It also implemented additional restrictions for natural gas exporters in Argentina’s Northern Basin which the Argentine Secretary of Energy applied to restrict TermoAndes’ gas supplies. As a result, TermoAndes’ traditional gas supplies were reduced, causing occasional reductions in electricity generation. TermoAndes partially covered this deficit through short-term contracts and spot purchases, although at times during 2004 it was forced to reduce its level of production. Additionally, TermoAndes commissioned the liquid fuel burning system of the facility, to permit operations to continue in the event of a gas interruption, thereby preventing it from losing its capacity payments. Such measures have increased the costs of operating the facility, and may continue to do so in the future. Until the Argentine crisis is resolved, TermoAndes’ costs of generation may remain at the current high levels or may even increase.

      The future impact of the resolutions passed by the Argentine government and any additional measures implemented on electric generation companies supplying the Chilean market, including TermoAndes, is uncertain. Any additional interruptions and/or reductions in the supply and transportation of natural gas in Argentina could negatively affect the operations of TermoAndes.

TermoAndes may have to pay for gas it may not be able to consume under its take-or-pay obligations.

      TermoAndes has take-or-pay agreements with its Argentine natural gas suppliers that provide for payments of a certain minimum amount of gas, regardless of whether it is consumed. The gas that is purchased but not consumed may be consumed throughout the term of the supply contract and two years beyond its termination. Since TermoAndes has been producing much less electricity than originally projected, it has also been consuming less gas and therefore accumulating volumes of gas that must be paid for or consumed at a later date. The only way to increase the use of gas is by increasing electricity production, either by a higher level of dispatch in the SING or by selling electricity in Argentina. Even though TermoAndes has until December 2012 to consume its accumulated take-or-pay gas, TermoAndes may not be able to consume the full amount before such date, and therefore may not be able to use the gas for which it will be required to pay.

      TermoAndes believes that the application of the “most favored nation” clause in the supply contract may substantially reduce or eliminate its take-or-pay obligations, and has consistently communicated this position to its gas suppliers. The agreement reached with YPF on September 13, 2004 eliminates any historical take-or-pay obligations with this producer and adjusts future contractual gas quantities. However, we cannot assure you that TermoAndes will be successful in renegotiating, reducing or eliminating its take-or-pay obligations with its other suppliers, including Tecpetrol, Ledesma, CGC and Mobil. If TermoAndes is not successful in renegotiating, reducing or eliminating these take-or-pay obligations, it will have a material adverse effect on its and our financial conditions or operations.

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

Risk Factors Related to Our Dominican Republic Operations

Deterioration in the financial conditions which affect the economy and electric sector in the Dominican Republic could adversely affect our Dominican Operations.

      In 2003, the Dominican economy experienced declining economic growth and increasing devaluation and inflation as a consequence of a series of factors including the government’s macroeconomic policies, a growing private sector tax burden and increasing international fuel prices. The electric sector also experienced significant problems associated with this general economic downturn, such as tariff erosion, elevated energy losses, collection problems and insufficient service quality. In the second half of 2004, the economy began to recover, primarily as a result of the strict monetary and fiscal policies applied by the new president from the Dominican Liberation Party, the party responsible for the privatization of the electric sector in the Dominican Republic during the period 1996-2000, who took office in August 2004. In real terms, GDP grew by 2.2% in 2004, which contrasts with the decline in GDP of -1.9% in 2003. Additionally, in 2004, there were reductions in the rate of inflation, foreign exchange rate, and interest rates. In particular, the new government is implementing a recovery plan to attempt to resolve many of the critical issues facing the electric sector. The plan includes measures to resolve operating losses, implement regulatory improvements, introduce sustainable electricity tariffs, obtain multilateral financial support and improve quality of service, among others. We cannot assure you that the proposed measures will be implemented, or of the success or timing related to any new policies. If measures enacted by the new government fail to revive the electricity sector in the Dominican Republic, our Dominican Republic operations and our results of operations may be adversely affected.

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

      Our registered address is Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago, Chile, and our telephone number is (562) 686-8900.

      We are the largest thermal generator and the second largest electricity generation company in Chile based on our operating revenue and generating capacity. As of December 31, 2004, we and our 50% owned equity-method investee, Guacolda, accounted for approximately 19.2% of the installed capacity in the SIC, while in the SING, through our subsidiaries Norgener and TermoAndes, we accounted for approximately 25.6% of the installed capacity. During 2004, we also engaged, directly or through subsidiaries and equity-method investees, in:

  electricity generation in Colombia and the Dominican Republic;

  coal mining in Colombia (until August 2004); and

  natural gas transportation in Chile and Argentina.

      As of December 31, 2004, our consolidated total assets were Ch$1,448,815 million (approximately US$2,599 million). In 2004, we reported consolidated operating income of Ch$109,778 million (approximately US$196.9 million) and consolidated net income of Ch$39,454 million (approximately US$70.8 million).

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

      On June 19, 2004, in connection with our recent debt restructuring plan, we completed a capital increase represented by a total of 714,084,243 shares of common stock totaling Ch$62,268 million (the equivalent of US$98 million at the time the capital increase transactions occurred). Pursuant to the capital increase, Cachagua subscribed to 713,000,000 shares of our common stock on May 20, 2004, increasing its ownership from 98.65% to 98.79% . Therefore, The AES Corporation is currently the owner of 98.79% of our total capital through Cachagua.

Capital Investments

      We continually review opportunities for improving our production methods and developing new plants and markets. We intend to continue to make capital expenditures to meet expected increased demand for electricity in Chile, our principal market. Over the past three years, our capital expenditures amounted to US$7.6 million in 2002, US$5.4 million in 2003 and US$14.0 million in 2004.

      In 2002, our principal capital expenditures were related to the completion of a gas turbine project by Energía Verde, transmission line investments and business development projects, and in 2003, our capital expenditures were related to the minor maintenance of certain of our generation units, including Chivor. The increase in capital expenditures recorded in 2004 is associated with various maintenance activities, principally at TermoAndes’ Salta plant which conducted its first major gas turbine maintenance at 30,000 Equivalent Operating Hours. Additionally, our 2004 capital expenditures include maintenance related costs for our Ventanas and Nueva Renca plants in Chile and parts and general maintenance at our Chivor hydroelectric facility in Colombia. Our budget projections include capital expenditures of US$17.3 million in 2005 and US$12.5 million in 2006, exclusive of expansion projects. The principal expenditures in both periods are related to the continuation of TermoAndes’ scheduled maintenance plan.

      We believe that energy demand in Chile will continue to grow at a rate exceeding the growth rate of Chile’s gross domestic product and our expansion strategy is based on this expected demand growth. Notwithstanding the recent Argentine gas supply disruptions in Chile, discussed in “Item 3. Key Information —Risk Factors—Risk Factors Related to Our Chilean

Operations” and “Item 5. Operating and Financial Review and Prospects —Trend Information”, our long-term view is that efficient thermal capacity additions will be an important part of the solution to Chile’s growing energy needs. Accordingly, we plan to take advantage of the expertise we have acquired in Chile as the largest thermoelectric and most diversified energy producer to develop new generation projects in the future, utilizing our experience in developing and operating gas, coal and hydro-power plants.

      We are currently evaluating a wide variety of growth alternatives in the SIC. Because of the robust electricity demand growth in the SIC, we believe that the feasible alternatives for the next power plant installed in this system are relatively limited due to the short time period in which the capacity would need to be brought online to meet this demand. We are therefore actively reviewing projects that could be developed in the shortest period of time such as the installation of backup gas turbines. In the long term, we believe that all existing cost-efficient technologies such as gas, coal and hydro are viable in our competitive market. We will continue to evaluate projects of diverse technologies to meet demand and capitalize on our expertise, including those technologies that may be developed in response to the Argentine gas crisis. Our long-term projects in the SIC include:

  a 250 MW coal plant;

  a 500 MW hydroelectric plant;

  three natural gas-fired combined cycle plants with installed capacity between 370 MW and 390 MW, for which we have submitted separate environmental impact studies to the authorities;

  a transmission line which connects the SIC with the Argentine interconnected system, the Sistema Argentino de Interconección, or SADI; and

  conversion of our subsidiary Eléctrica Santiago’s existing Renca power plant in the city of Santiago from a steam turbine that burns diesel oil into a combined-cycle plant that burns natural gas, thereby increasing the plant’s capacity from 100 MW to approximately 240 MW.

      Our maintenance capital expenditures that are currently in progress will be financed with our operating cash flow, while external financing as well as operating cash flow will be utilized for future capacity expansions, including those mentioned above.

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

      In 2004, we sold Carbones del César, a coal mine located in Colombia, for US$5 million, and recorded a net gain of US$2.1 million due to the carrying value of this asset. Additionally, in September 2004, we transferred the Nacimiento plant, previously owned by Energía Verde, to one of our customers, Empresas CMPC S.A., in exchange for payment of US$16.7 million. We recorded net income of US$5.6 million as a result of this sale.

      With regard to potential divestitures, although discussions were held to sell our 25% interest in the Itabo generation facility and our 13% interest in GasAndes Chile and GasAndes Argentina during 2003, no agreements were reached and further discussions have not been held. However, consistent with our interest to divest non-core operations and business lines, these assets continue to be potential future sale candidates. We do not believe that these potential divestitures will have a material effect on our long term results of operations or financial condition.

B. Business Overview

Electricity Generation

      Chile

      AES Gener and Guacolda provide electricity to the largest interconnected system in Chile, the SIC, which serves central Chile from Rada Paposo in the north (Chile's Second Region) to Isla Grande de Chiloé in the south (Chile's Tenth Region). More than 90% of the country's population lives in this region, which includes the densely populated Santiago Metropolitan Region. We also provide electricity to the SING, the interconnected system that serves the northern part of the country from Tarapacá (Chile's First Region) to Antofagasta (Chile's Second Region). Mining industry consumption prevails over residential consumption in this region, and thermoelectric facilities accounted for 99.6% of the region's nominal generation capacity in 2004. The following table provides further information about the two major electric systems operating in Chile:

Major Electric Systems in Chile

		SIC		SING

		2003	2004	2003	2004

Nominal Capacity (MW)		6,996	7,867	3,641	3,596

Thermoelectric	Coal steam	838	838	1,206	1,168

	Oil	307	307	311	303

	Gas	1,717	1,882	2,112	2,112

	Other	79	146	—	—

Hydroelectric	Run-of-the-river	1,302	1,302	13	13

	Reservoir	2,753	3,393	—	—

Max. Demand peak hour (MW)		4,517	4,791	1,416	1,645

Gross Generation (GWh)		33,645	36,273	11,423	12,330

Thermoelectric	Coal steam	3,084	4,285	3,055	4,600

	Oil	484	592	20	77

	Gas	7,851	9,927	8,283	7,588

	Other	429	647	—	—

Hydroelectric	Run-of-the-river	7,575	7,104	66	66

	Reservoir	14,222	13,719	—	—

Energy Sales (GWh)		32,092	34,602	10,480	11,240

	Regulated	21,681	23,515	1,047	1,075

	Non-regulated	10,411	11,088	9,433	10,164
________________________________________
     Source: CDEC-SIC, CDEC-SING

      Demand for electrical energy in Chile's two major power grids grew in 2004 by 7.8% in the SIC and 7.2% in the SING. In comparison, Chile's gross domestic product increased by an estimated 6.1% in real terms in 2004 which is higher than the growth of 3.2% experienced in 2003. Our management believes that energy demand in Chile will continue to grow for the foreseeable future at an annual rate that exceeds the annual rate of growth in Chile's gross domestic product, which is also in accordance with the Chilean National Energy Commission forecast.

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

      AES Gener and Guacolda had 1,789 MW of nominal capacity in Chile as of December 31, 2004, which consisted of:

  1,518 MW of primarily thermoelectric capacity, comprised of 974 MW of coal-fired capacity, 379 MW of combined-cycle capacity, 21 MW of forestry waste cogeneration capacity (3.8 MW of which produces steam and not electricity) and 144 MW of gas/oil turbine-fired capacity; and

  271 MW of run-of-the-river hydroelectric capacity.

      Additionally, AES Gener has 642.8 MW of nominal capacity at its TermoAndes facility, a combined-cycle natural gas-fired plant located in the province of Salta, Argentina, which is connected by a 345 kV transmission line to the SING. This plant began commercial operations on April 13, 2000.

      In order to take advantage of expected growth in electricity demand, we plan to increase our generation capacity in the SIC through the construction of new facilities. See "—History and Development of the Company—Capital Investments", for further details.

      Colombia

      We began operations in Colombia in December 1996 when we purchased the Chivor hydroelectric power plant pursuant to a Colombian government plan to privatize power generation assets. Chivor is the fourth largest power generator in Colombia and owns the third largest Colombian hydroelectric facility in terms of installed capacity. The Chivor facility has 1,000 MW of installed generating capacity, representing approximately 7.5% of the country’s total capacity at the end of 2004, and is located approximately 160 km east of Bogotá on the Batá River. The facility consists of a powerhouse with eight 125 MW generating units, a reservoir and two tunnels. One sub-facility, with 500 MW installed capacity, initiated operations in 1977, while a second sub-facility was operational by 1982.

     The Colombian electricity sector is currently comprised of 58 electricity generation companies, 11 national transmission companies, 31 local and regional distribution companies and 99 licensed electricity traders. As of December 31, 2004, Colombia’s Sistema Interconectado Nacional Colombiano, the National Interconnected System, or the SIN, had a total installed capacity of approximately 13,398 MW, of which approximately 70% was hydroelectric power and 30% was thermal power. Energy consumption in Colombia grew 140% from 19,553 GWh in 1980 to 47,019 GWh in 2004. Maximum registered demand, or peak demand, for electric energy was 8,832 MW as of December 31, 2004.

      The following table shows energy demand growth for the periods indicated:

	Year Ended December 31,

	1999	2000	2001	2002	2003	2004

Energy demand (GWh)	41,503	42,240	43,206	44,511	45,772	47,019
Energy growth (%)	-5.10	1.50	2.29	3.02	2.83	2.44

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

      The Dominican Republic

      On May 13, 1999, a consortium comprised of AES Gener and an affiliate of Coastal Corporation of the United States was the successful bidder for a 50% interest in Itabo, a company formed as part of the Dominican Republic's program to privatize its electricity sector. Itabo owns six thermoelectric generation facilities, which include a total of 13 units located near Santo Domingo, with approximately 586.5 MW of nominal capacity. However, of the facility's 13 units, only seven, with approximately 432.5 MW of nominal capacity, are currently in commercial operation. The other units have been decommissioned based on their low levels of efficiency. During 2003, discussions were held with interested parties for the sale of this asset; however, no agreements were reached.

      Other Businesses

     We also have ownership interests in other non-electricity businesses, principally related to fuels. We are the largest distributor of coal in Chile and also participate in the Chilean natural gas industry through our 13% ownership interest in each of GasAndes Argentina and GasAndes Chile, which transport natural gas through a pipeline from the Province of Mendoza in Argentina to the Santiago Metropolitan Region in Chile. We have held discussions with interested parties regarding the sale of GasAndes Argentina and GasAndes Chile, which are non-core businesses; however, no agreements have been reached.

      Principal Market Revenues

      Our principal market is the electricity generation market in Chile, which in 2002, 2003 and 2004 accounted for 68%, 70% and 72% of our operating revenues, respectively. Although our TermoAndes facility is located in Argentina, the electricity generated by this plant is sold in the SING in Chile and, therefore, is registered in the Chilean market and considered to be a part of our Chilean operations. In addition, the revenue contribution made by our Colombian subsidiary Chivor accounted for 22%, 22% and 19% of our operating revenues in 2002, 2003 and 2004, respectively. Our non-electric, or other business operations, primarily fuel sales, represented 10%, 8% and 9% of our operating revenues in 2002, 2003 and 2004, respectively. The table below details the revenue contribution by market segment in 2002, 2003 and 2004 in constant pesos of December 31, 2004 purchasing power.

Operating Revenues in Million Ch$

Market	2002	2003	2004

Chile	299,872	290,708	317,464

Electricity	262,143	260,285	282,870

Other	37,729	30,423	34,594

Colombia	83,741	80,682	73,348

Electricity	83,656	80,631	73,298

Other	85	51	50

Total	383,613	371,390	390,813

Seasonal Business Variations

      Our operating income is less affected by seasonal demand variations resulting from pronounced changes in temperature than the operating income of electricity generation companies in the United States. For example, in the SING, there are no significant seasonal cycles that affect the supply or demand of electricity. Nevertheless, the demand in the SIC is subject to seasonal variations due to higher consumption of electricity during the winter from May to August, by residential consumers in general. Approximately 50% of our operating revenue in 2004 was generated in the SIC, and approximately 68% of the consumption in the SIC is classified as residential. Residential customers are characterized by having a low-load factor and a continuous growth curve. Load factor is the consumption ratio with respect to nominal capacity. Consumption of electricity by industrial customers in the SIC presents little seasonal variation, and growth in this customer class depends principally on the development of new industrial projects.

      The impact of seasonal variations is more significant with regard to supply in the SIC, given that approximately 60% of the SIC's nominal capacity comes from hydroelectric plants that depend on inflow from rainfall, melting snow or both. Hydroelectric plants that depend on rainfall inflow generate more electricity in winter months, while those plants that depend on snow melt-off generate at higher levels in the spring and early summer, usually between September and January, as a result of warmer temperatures melting the snow that accumulated in the mountains throughout the winter. The rest of the SIC's power plants, namely thermoelectric facilities fueled by natural gas, coal and diesel oil, experience higher or lower levels of generation based on the seasonal operation of the hydroelectric facilities, as well as the particular hydrological conditions in any given year.

      In Colombia, the impact of hydro inflow variations is also significant with regard to supply in the SIN, given that approximately 70% of the SIN's nominal capacity comes from hydroelectric plants that are dependent on rainfall. Colombia has an equatorial climate and does not have dramatic seasonal changes except those caused by E1 Niño and La Niña. The El Niño weather phenomenon has drastic effects on the country’s Andean region, causing low rainfall levels during its occurrence. When the "El Niño" weather phenomenon is present, dry conditions are more pronounced because water inflows decrease and spot market prices significantly increase. By contrast, the La Niña phenomenon, which usually follows El Niño, usually causes higher rainfall levels in the Andean region. However, the hydrology in Chivor’s region typically remains normal during La Niña.

Fuel Supply

      Approximately 88% of our capacity used to supply the SIC and SING markets in Chile, including our participation in equity-method investees, is thermoelectric capacity that is fueled by natural gas, coal and diesel oil or other kinds of petroleum derivatives. Additionally, coal is purchased internationally as the primary fuel for several of our equity-method investees' plants. During 2004, we were the largest coal importer in Chile, which position enables us to negotiate attractive prices and directly arrange coal transportation and delivery. We have taken advantage of our position in the Chilean coal market by selling coal to third parties and to our 50% equity-method investee, Guacolda. During 2004, AES Gener purchased its coal requirements from producers in Colombia (46%), Indonesia (31%), New Zealand (11%), Australia (8%) and Canada (4%). Our peaking plants, plants which are typically only dispatched in order to meet system demand during high consumption periods, utilize petroleum-based fuels such as diesel oil. Itabo, our 25% equity-method investee located in the Dominican Republic, also purchases fossil fuels, which include coal, fuel oil No. 2 and fuel oil No. 6, from international suppliers.

      Significant variations in the market prices for these fuels could lead to higher operating costs that could adversely affect our operations in the short term. However, all of these fuels are purchased under market conditions similar to those that affect our competitors, and under the marginal cost regulatory framework that is in effect in the SIC and the SING, permanent variations should eventually be incorporated into the price of electricity. The international price of the coal consumed by our power plants continued to increase steadily during the first half of 2004, reaching a maximum high in June 2004, which was approximately 100% higher than the price registered in December 2003 and almost 200% higher than the price recorded at the end of 2002. During the second half of 2004, coal prices began a gradual decline and by the end of the year, they had dropped to a level 45% higher than at the close of the previous year. Additionally, the price of diesel oil, the fuel used for our peaking turbines and the only alternative fuel for our combined cycle plants, also increased in 2004, in accordance with the international increase in the price of oil, and we expect the current price level to be maintained at least for the next 12 months.

      Argentine natural gas is purchased under long-term market-based contracts for Eléctrica Santiago and TermoAndes’ combined-cycle units. Since March 2004, the Argentine government has enacted certain measures restricting the supply of natural gas for export and the supply of natural gas used in the generation of electricity for export which resulted in temporary suspension of supplies to our plants and occasional reductions in our electric generation. These partial reductions in the supply of natural gas to Eléctrica Santiago in 2004 forced it to reduce its output, as well as to generate with diesel oil as a substitute for natural gas, sharply increasing its cost of production. Additionally, the prices paid by TermoAndes for natural gas will be higher in the future as a result of the regulatory changes in Argentina and the contract disputes related to such changes. In April 2004, the Argentine government enacted regulations that apply systematic natural gas price increases, from May 2004 to July 2005, to certain customers in the domestic market. In June 2004, TermoAndes notified its gas suppliers that it would increase payments for natural gas to reflect the new price of gas as defined by the new resolution. See “Item 3.—Risk Factors—Risk Factors related to Our Chilean Operations and —Risk Factors related to Our Argentinean Operations” and “Item 5. Operating and Financial Review and Prospects—Trend Information” for additional information.

Strategy

      Our historic business strategy has been to focus on the development of efficient electricity generation in Chile. In the 1990s we expanded this strategy to take advantage of electricity generation opportunities presented by privatization activities in other Latin American countries, as well as opportunities in other non-electricity businesses, such as fuels and infrastructure. In December 2000, The AES Corporation acquired a controlling interest in AES Gener. As a result of The AES Corporation’s involvement we returned our focus to our core business activity, principally electricity generation in Chile, as demonstrated by the divestitures that we have made since 2001. Consistent with this focus and with the successful completion of our debt restructuring plan in the first half of 2004 (see "Item 5. Operating and Financial Review and Prospects—Balance Sheet Restructuring"), our strategy is to expand our electricity generating capacity in the SIC and refinance certain outstanding debt agreements.

      Expanding Our Electricity Generating Capacity in the SIC. As discussed above under "—History and Development of the Company—Capital Investments", in order to take advantage of expected growth in electricity demand, we plan to increase our generation capacity in the SIC with the execution of new development projects.

     Refinance outstanding debt. Our debt restructuring plan, which was completed in 2004, reduced our outstanding indebtedness, extended the maturity dates of our long-term indebtedness and significantly increased our operating and financial flexibility. In 2005, we plan to continue to pursue opportunities to enhance our operating and financial flexibility as well as our ability to generate cash flow for the upcoming years. In 2005, we have plans to refinance the US$55 million outstanding balance of our Yankee notes which come due in January 2006, AES Gener’s US$ 75.6 million syndicated bank loan due in 2010 and Norgener’s US$29 million bank credit due in 2009.

Operational Structure

      In 2002, our operational structure was modified to improve administrative efficiency. In October 2002, a functional operational structure was adopted and remains in place, with the following divisions reporting to our Chief Executive Officer:

  Finance and Administration;
  Commercial;
  Regulation and Development;
  Operations;
  Legal; and
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

	Type of Unit	Year of Commission	Nominal Capacity (MW)	Our Share of Capacity (MW)(1)

Location, Operating Company and Facility

Chile

AES Gener

Ventanas	Steam Turbine	1964, 1977	338.0	338.0

Laguna Verde (coal plant)	Steam Turbine	1939, 1949	54.7	54.7

Laguna Verde (gas turbine)	Gas Turbine	1990	18.8	18.8

Alfalfal	Run-of-the-river	1991	178.0	178.0

Queltehues	Run-of-the-river	1928	48.9	48.9

Maitenes	Run-of-the-river	1923, 1989	30.8	30.8

Volcán	Run-of-the-river	1944	13.0	13.0

Norgener

Nueva Tocopilla I	Steam Turbine	1995	136.3	136.3

Nueva Tocopilla II	Steam Turbine	1997	141.0	141.0

Guacolda

Guacolda I	Steam Turbine	1995	152.0	76.0

Guacolda II	Steam Turbine	1996	152.0	76.0

Energía Verde

Laja	Steam Boiler	1995	8.7	8.7

	Vibrating Grate

	Boiler (2) and Gas

San Francisco de Mostazal (3)	Turbine	2000, 2002	28.8	28.8

Constitución	Steam Boiler	1995	8.7	8.7

Eléctrica Santiago

Nueva Renca	Combined-Cycle	1998	379.0	341.1

Renca	Steam Turbine	1962	100.0	90.0

Total Chile			1,788.7	1,588.8

Colombia

Chivor

Chivor	Reservoir	1977, 1982	1,000.0	1,000.0

Total Colombia			1,000.0	1,000.0

Argentina

TermoAndes

Salta Plant	Combined-Cycle	1999	642.8	642.8

Total Argentina			642.8	642.8

The Dominican Republic

Itabo (4)

Itabo Steam Turbines	Steam Turbine	1984, 1988	260.0	65.0

Itabo Gas Turbines	Gas Turbine	1998	103.5	25.9

Higuamo	Gas Turbine	1998	69.0	17.3

Total The Dominican Republic (5)			432.5	108.2

Total for all facilities			3,864.0	3,339.8
________________________________________ Notes:

(1)	Includes our proportionate share of capacity of unconsolidated equity-method investees.

(2)	Units that produce steam for industrial applications and do not generate electricity.

(3)	Includes 3.8 MW of electric equivalent capacity from a steam plant.

(4)	Santo Domingo V and VIII, Timbeque I and II and Los Mina I and II units are not operative.

(5)	Total capacity of Itabo does not include an isolated generator with 0.5 MW of capacity.

Electricity Generation in Chile

      Our core business is our operation in the Chilean electricity generation industry. AES Gener and Guacolda, our 50% owned equity-method investee, own and operate 17 generation facilities in Chile, with an aggregate nominal capacity of 1,789 MW, which as of December 31, 2004, consisted of:

  1,518 MW of primarily thermoelectric capacity, comprised of 974 MW of coal-fired capacity, 379 MW of combined-cycle capacity, 21 MW of forestry waste cogeneration capacity (3.8 MW of which produces steam and not electricity) and 144 MW of gas/oil turbine-fired capacity; and
  271 MW of run-of-the-river hydroelectric capacity.

      AES Gener and Guacolda's aggregate electricity production, including TermoAndes' production that is sold in the SING, was 9,006 GWh in 2003 and 9,701 GWh in 2004. In both periods, our production represented approximately 20% of all electricity produced in Chile.

      Our Sales Strategy in Chile

      Sales contract decisions regarding the amount of current and future production that should be committed to long-term contracts, either at regulated or unregulated prices, and the amount of production that should be left uncommitted to be sold at spot prices, are critical to our profitability. The desired level of contractual commitments is one that permits us to take advantage of a low marginal cost environment and still maintain profitability in a high-marginal cost environment. In order to determine the appropriate level of contractual commitments to maximize profits with limited risk, we estimate demand based on standard economic theory and estimate node prices and system marginal cost using dynamic programming models. Historically, this strategy has led us to enter into long-term contracts for our most efficient units and to reserve our less efficient units for sales in the spot market; however, in recent years, our contract volume commitments have been increasing, while our nominal capacity has remained unchanged. Accordingly, in the case of a dry year, we may be adversely affected, as we would have to either generate or buy electricity in the spot market at higher prices in order to fulfill our commitments.

      Since we plan to increase our nominal generating capacity in the SIC, (See "—History and Development of the Company—Capital Investments") we intend to increase our long-term contractual commitments to supply electricity in line with our planned capacity increases. This will reduce the risk of excess capacity in the SIC caused by the construction of additional generating plants, hedge against the decline in electricity prices that has resulted from the introduction of combined-cycle natural gas-fired plants in the SIC, minimize our exposure to significant changes in hydrological conditions and stabilize our level of cash flow. In addition, we plan to maintain our coal-fired thermoelectric plants, which have higher operating costs, for sales to the spot market in periods of low water conditions and/or high demand when the system marginal cost generally exceeds the node price.

      Regulated Sales in the SIC and the SING. Our largest regulated customers in Chile are two distribution companies operating in the SIC, Chilectra S.A., or Chilectra, and Chilquinta Energía S.A., or Chilquinta. In 2004, Chilectra accounted for 38% of our total energy sales in Chile (including sales made by AES Gener S.A., Eléctrica Santiago, Energía Verde and Norgener in the SIC and the SING) and 25% of our consolidated operating revenue. In 2004, Chilquinta accounted for 15% of our total energy sales in Chile and 13% of our consolidated operating revenue.

      During 2004, we supplied Chilectra with an estimated 526 MW of capacity and 3,856 GWh of energy. Pursuant to a contract entered into between Chilectra and us on January 31, 1996, we have agreed to supply Chilectra's demand until 2010. We also supplied Chilquinta with an estimated 248 MW of capacity and 1,499 GWh of energy. We entered into our current capacity and energy contract with Chilquinta in January 1986. The contract was originally for a five-year term but was renewed in July 1990, May 1994 and in September 1998, for an additional term expiring on April 30, 2010. Under the terms of the contract, Chilquinta is required to pay for the capacity or energy that it actually uses. In addition to these regulated contracts, during 2004, AES Gener supplied Río Maipo with an estimated 3 MW of capacity and 25 GWh of energy. We entered into our current contract with Río Maipo in January 1991, which expires in March 2006.

      During 2004, we supplied SAESA, SOCOEPA and CODINER, other distribution companies in the SIC, with an aggregate of 15 MW of capacity and 89 GWh of energy. Although we have not entered into supply agreements with these companies, pursuant to Resolution No. 88, AES Gener and all other electricity generators in the SIC are required to provide power to distribution companies in the SIC if such companies are unable to freely contract for adequate power to meet their customers' needs. We supplied electricity to these distribution companies in 2004 pursuant to this requirement.

      Our equity-method investee, Guacolda, has a contract with Empresa Eléctrica de Coquimbo S.A., or EMEC, a distribution company in Chile's Fourth Region, which is located north of the Santiago Metropolitan Region. During 2004, Guacolda sold 847 GWh to EMEC, representing approximately 36% of Guacolda's total sales. The Fourth Region is becoming an increasingly important source of electricity demand in the SIC resulting from growth in the Chilean tourism industry. This contract expires in October 2015.

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

      In the SIC, in August 1994, AES Gener S.A. signed a ten-year contract with Compañía Minera Disputada de Las Condes S.A., or Disputada, a copper mining company, which contract was transferred to our 90% owned subsidiary Eléctrica Santiago in January 2003 and expired in March 2005. In 2004, total energy sales to Disputada amounted to 266 GWh. AES Gener S.A. also sells electricity under a contract with Cemento Polpaico S.A., a cement company which consumed 180 GWh in 2004. This contract was scheduled to expire in April 2004 but was renewed and now expires in March 2010. During 2004, Eléctrica Santiago also had contracts with two large unregulated customers, Codelco-Chile, División Andina (Andina) and Empresa Nacional de Minería-Ventanas (ENAMI). In 2004, energy sales to Andina and ENAMI were 357 GWh and 308 GWh, respectively. The contract with Andina expired in March 2005 and the contract with ENAMI is scheduled to expire in December 2005. Guacolda also has several contracts with unregulated customers, including a long term contract expiring in 2012 with the mining company Candelaria, to which it supplied 626 GWh during 2004. In 2004, our total unregulated sales in the SIC, together with sales made by Guacolda, totaled 2,846 GWh.

     In the SING, we entered into supply contracts during 1996 with two mining companies, Compañía Minera Zaldívar S.A., or Zaldívar, and Compañía Minera Lomas Bayas S.A., or Lomas Bayas, for a total of 110 MW of capacity and a minimum term of 12 years. Energy under both contracts is being supplied by TermoAndes’ Salta power plant. Total consumption under the two contracts totaled 718 GWh during 2004. In 1993 and 1994, Norgener entered into two supply contracts for up to 172 MW of capacity with Escondida, which operates one of the largest copper mines in the world and is our largest customer in the SING. The first contract for 110 MW could not be terminated before 2007 and the second for 62 MW could not be terminated before 2008. On February 23, 2004, Norgener and Escondida entered into an agreement that consists of:

  a decrease in price for both supply contracts effective July 2004 and an up-front cash payment to us of US$40 million,

  the extension of the current contracts for an amount covering 172 MW until 2015, and the execution of a new contract for 80 MW beginning 2004 and expiring in 2015.

      This agreement was approved by both our board of directors and Escondida’s board of directors. In 2004, we supplied an estimated 1,347 GWh to Escondida, which represented 93% of Norgener’s total energy sales and 13% of our total energy sales in Chile. Norgener also has two long term contracts with SQM Nitratos and SQM Salar, which expire in 2013 and 2017, respectively. Under the terms of these contracts, SQM Nitratos may purchase up to 10 MW of capacity and SQM Salar may purchase up to 18 MW. During 2004, Norgener supplied an estimated total of 102 GWh to these companies.

      Spot Sales to and Purchases from Other Generators. In the SIC, we become a spot purchaser of electricity from other generation companies during relatively wet years that result in high hydro conditions and lower marginal costs. Our spot purchases of electricity decline in periods of low hydro conditions. Our spot market purchases increased from 1,831 GWh in 2003 to 1,860 GWh in 2004 principally as a result of the Argentine natural gas interruptions which reduced generation from Eléctrica Santiago’s combined-cycle plant.

      Similarly, temporary interruptions in the supply of natural gas to TermoAndes’ combined-cycle plant in the SING also led to a reduction in our sales to the spot market which decreased from 1,089 GWh in 2003 to 1,050 GWh in 2004, respectively. Our subsidiary Norgener also purchased less on the spot market than in previous years due to its higher level of production. In 2004, Norgener’s two coal units were dispatched to compensate for the interruption of other natural gas-fired plants, decreasing its net purchases, on a consolidated basis, from 1,271 GWh in 2003 to 724 GWh in 2004.

      Chile's Planned Electricity Generating Plant Expansion

      The Chilean National Energy Commission, or NEC, periodically prepares projections of electricity supply and demand in the SIC and the SING. In addition, the NEC prepares a ten-year indicative plan for the construction of new energy projects, both generation and transmission, designed to minimize the cost to supply the electricity required to meet projected demand in the SIC and the SING. The NEC receives information about plants and transmission facilities under construction from generation and transmission companies, which it includes in its indicative plan. The NEC cannot prevent a generation company from building a new plant that is not included in the indicative plan or from completing construction of a new plant ahead of schedule. If the aggregate capacity of all projects submitted to the NEC is insufficient to meet the NEC’s projected electricity demand, the NEC will include the construction of plants that have not been proposed by any generation company in its plan.

      The following table shows the anticipated schedule for the construction of new generating plants in Chile for 2005-2014, based on the NEC’s most recent ten-year indicative plan for the SIC, which was issued in April 2005. Given the current excess capacity in the SING, an indicative plan is not currently established. References to a particular sponsor mean “under construction” otherwise, “TBD” refers to plants that have been proposed by the NEC but have not been adopted by any generation company.

SIC Plant Expansion Schedule

Expected
Commercial				Estimated
Operation	Facility	Sponsor	Type of Unit	Capacity (MW)

April 2006	Coya-Pangal Refurbishment	Hydropower	Run-of-River	25.0
April 2007	Quilleco Hydroelectric Plant	TBD	Run-of-River	70.0
April 2007	Campanario I Open-Cycle	TBD	Combined-Cycle	260.0
October 2007	Hornitos Hydroelectric Plant	HGV	Run-of-River	55.0
January 2008	La Higuera Hydroelectric Plant	Pacific Hydro	Run-of-River	155.0
April 2008	Quintero I GNL Combined-Cycle	TBD	Combined-Cycle	385.0
October 2008	Pan de Azúcar I Coal Plant	TBD	Steam Turbine	400.0
June 2009	Concepción I GNL Combined-Cycle	TBD	Combined-Cycle	385.0
January 2010	Confluencia Hydroelectric Plant	Pacific Hydro	Run-of-River	145.0
January 2010	Quintero I GNL Open-Cycle	TBD	Open-Cycle	125.0
April 2010	1°Stage Calabozo Geothermal Plant	TBD	Steam Turbine	100.0
June 2010	Quintero II GNL Combined-Cycle	TBD	Combined-Cycle	385.0
January 2011	Hualpén I GNL Open-Cycle	TBD	Open-Cycle	125.0
April 2011	2°Stage Calabozo Geothermal Plant	TBD	Steam Turbine	100.0
October 2011	Maintencillo I Coal Plant	TBD	Steam Turbine	400.0
January 2012	Quintero II GNL Open-Cycle	TBD	Open-Cycle	125.0
April 2012	3°Stage Calabozo Geothermal Plant	TBD	Steam Turbine	100.0
October 2012	Neltume Hydroelectric Plant	Endesa	Dam Based	403.0
January 2013	Quintero III GNL Open-Cycle	TBD	Open-Cycle	125.0
July 2013	Coronel I Coal Plant	TBD	Steam Turbine	400.0
January 2014	Hualpén II GNL Open-Cycle	TBD	Open-Cycle	125.0
June 42014	Coronel II Coal Plant	TBD	Steam Turbine	400.0
January 2015	Hualpén III GNL Open-Cycle	TBD	Open-Cycle	125.0
June 2015	Valdivia Coal Plant	TBD	Steam Turbine	400.0
________________________________________
Source: Chilean National Energy Commission, April 2005

      During 2004, several plants entered into operation in the SIC with a total nominal capacity of 871 MW, increasing the total nominal capacity available in the SIC by 12.5% when compared to 2003. As discussed above, we are actively reviewing both near-term and long-term projects of diverse technologies such as gas, coal and hydro facilities and plan to increase our generation capacity in the SIC. See "Capital Investments" for further details. The construction of these projects may be affected by changes in demand for electricity in Chile and the construction plans of other generating companies.

Electricity Generation in Colombia

      Chivor's main facilities consists of a powerhouse with eight 125 MW generating units, a reservoir and two tunnels. The eight generating units are distributed among two sub-facilities, known as "Chivor I" and "Chivor II," with four generating units each, which sub-facilities may each function on a stand-alone basis as a separate power plant. A maximum capacity of 591 million cubic meters of water is available for energy generation in the reservoir, an amount that corresponds to approximately 1,126 GWh. Our other fixed assets include spillways, two river diversion structures, surge tanks, certain equipment, land and buildings. Chivor I has been operating since 1977 and Chivor II began operations in 1982. The plant's availability averaged 92.5% during the 1997-2004 period. Forced non-availability, which is, interruptions for unscheduled maintenance or repair, averaged 0.61% during the 1997-2004 period. The following table provides information regarding Chivor’s electricity generation, sales and purchases during the last three years:

	Year Ended December 31,

	1999	2000	2001	2002	2003	2004

Total Water inflow, expressed in
GWh equivalent	4,290	4,506	4,319	5,014	5,033	5,766
Total energy sales (GWh) (1)	4,496	4,930	4,960	6,688	6,349	5,944
Registered energy generation
(GWh)	3,016	3,118	3,401	4,421	3,818	4,231

Total Energy purchases (GWh)	1,351	1,764	1,594	2,309	2,502	1,642

______________________________________
(1)	The amount of GWh sold is slightly higher than the sum of GWh produced and purchased by us. This may be due to AGC sales or transmission losses caused by restrictions in the system.

      Chivor currently derives substantially all of its revenues from the wholesale energy market through: energy supply agreement sales, spot market sales, capacity charge payments and ancillary services. The company contracts a significant portion of its generation primarily to distribution companies through energy supply agreements with one to two year terms and seeks to sell its remaining generation in the spot market. Capacity charge payments are certain fixed payments that generators are entitled to receive from the SIN as remuneration for the firm capacity allocated to us by the governmental entity that regulates the energy and gas industries in Colombia the Energy and Gas Regulatory Commission, or the CREG. These monthly payments are linked to the U.S. dollar. Our compliance with certain technical criteria also enables us to sell ancillary services, such as automatic generation control ("AGC") services.

Electricity Generation in Argentina

      Our electricity investments in Argentina consist of the TermoAndes generation plant in the province of Salta, a 642.7 MW natural gas-fired facility, and the InterAndes transmission line, a 345 kV transmission line which extends 280 km from the TermoAndes plant in Argentina to the Chilean border. The Argentine portion of the transmission line is owned by InterAndes, our wholly owned Argentine subsidiary, and the Chilean portion of the line is directly owned by AES Gener.

      While this project was primarily designed to supply electricity to the SING, the construction of two unaffiliated natural gas pipelines that connect northern Argentina with northern Chile and their related new generation plants has led to an oversupply of electricity in the system. In addition, in 2000 and 2001, we invested US$15 million in additional infrastructure to permit the sale of excess energy into the Argentine system. In August 2002, Argentina’s electric regulatory agency, ENRE, authorized TermoAndes to connect 203 MW (approximately 32% of its nominal capacity) to the national grid. However, no further investments were made and the interconnection has not been completed due to the economic instability in Argentina.

      The CDEC-SING has the authority to set the maximum level of dispatch for each independent unit in the SING between 150 MW and 270 MW. While this limit for combined-cycle plants, such as the TermoAndes plant, had previously been set at 180 MW, it has gradually increased to the current level of 250 MW during peak hours. This measure is part of the “Short-Term Operational Reliability Plan” adopted by the CDEC-SING in order to minimize the risk of energy outages in the SING, which in the past have been affected by blackouts sanctioned by regulatory authorities.

      In January 1997, we entered into a power purchase agreement with TermoAndes, which was modified on June 26, 1998 and on July 28, 2004, pursuant to which we currently purchase 100% of TermoAndes’ electrical capacity and energy on the basis of a variable energy payment in accordance with the energy effectively delivered by TermoAndes, plus a fixed transmission and maintenance charge. We have entered into long term supply contracts with two mining companies in the SING, Zaldívar and Lomas Bayas, for a total of 110 MW of the capacity that is being supplied by TermoAndes. During 2004, we supplied these customers with a total of approximately 718 GWh.

Electricity Generation in the Dominican Republic

      On May 13, 1999, a consortium composed of AES Gener and an affiliate of Coastal Corporation of the United States was the successful bidder for a 50% interest in Itabo, a company formed as part of the Dominican Republic's program to privatize its electricity sector. Currently, the ownership of Itabo is comprised of AES Gener with a 25.01% interest, Coastal Itabo Ltd., a subsidiary of El Paso Energy International, with 24.99%, the Dominican Republic government with 49.98% and employees of the former state-owned company owning the remaining 0.02% . AES Gener has the right to designate the president and a majority of the directors of the holding company formed to own the consortium's investment in Itabo. For certain significant actions, the approval of both members of the consortium is required.

     As part of our efforts to focus on our core business in Chile, discussions were held with interested parties for the sale of this asset during 2003; however, no agreements were reached.

     Itabo owns six thermoelectric generation facilities located near Santo Domingo with approximately 586.5 MW of nominal capacity, but of the facility's 13 units, only seven with approximately 432.5 MW of nominal capacity are currently in commercial operation. Itabo removed the other six generation units (Santo Domingo V and VIII, Los Mina I and II and Timbeque I and II), representing approximately 150 MW in nominal capacity, from commercial operation in 2002. Two of these units are steam units, and the remaining four are gas turbine units. The decommissioned facilities are older, inefficient units with low production and dispatch levels and received low firm capacity remunerations that did not contribute to Itabo's commercial margin.

      Itabo holds contracts for 200 MW of capacity with Empresa Distribuidora del Sur and Empresa Distribuidora del Norte, which the government acquired in 2003 from Union Fenosa. Additionally, Itabo has 100 MW of capacity contracted with Empresa Distribuidora del Este, a subsidiary of The AES Corporation. In October 2001, Itabo and these three distribution companies extended the terms of their original agreements from five to 15 years. The agreements now expire in July 2016. Additionally, in 2004, Itabo renewed an agreement with an industrial client for the supply of 2 MW of capacity which now expires in December 2007.

      During 2004, Itabo supplied the Dominican Republic with 930 GWh, representing 11% of the Dominican Republic system's total production. Itabo’s generation decreased by 35% from 2003 to 2004, as a result of forced outages of the Itabo I and Itabo II steam units. Itabo I was out of service between August 31 and September 17, 2004 due to mechanical problems related to the boiler and fan and Itabo II was out of service from April 16 to July 21, 2004 to repair excessive vibration. The repairs improved the efficiency and reduced the production costs of both units, increasing their availability factors. During the outages, Itabo continued to meet its contractual obligations with its own generation, a back-up contract with another generation company which expired in May 2004, and spot market purchases.

      Itabo's construction of a fuel unloading port during 2004 was delayed due to technical revisions. In accordance with the current schedule, construction will be reinitiated in April 2005 and the port should be completed in December 2005. We expect the port facility to have the capacity to unload 1,600 metric tons of coal per hour, allowing the entry of high-capacity Panamax ships. It is also expected to lead to a reduction in fuel transportation costs by significantly reducing the unloading time for each vessel. We expect the port to create new business opportunities through the potential provision of services to third parties.

Non-Electricity Businesses

      Imports and Sales of Coal and Our Use of Fuels

      As the largest Chilean thermoelectric generation company, we require large quantities of coal for our plants. During 2004 we were the largest coal importer in Chile, which enables us to negotiate attractive prices and directly arrange coal transportation and delivery. We have taken advantage of our position in the Chilean coal market, selling coal to third parties and to our 50% equity-method investee, Guacolda. We estimate that in 2004 our market share in the bituminous and sub-bituminous coal market for the industrial sector in Chile was approximately 35%.

      In 2004, we purchased approximately 1,163,000 metric tons of coal directly from foreign suppliers in Colombia (46%), Indonesia (31%), New Zealand (11%), Australia (8%) and Canada (4%). These suppliers provide us with coal of proven and consistent quality. Our coal purchases in 2004 were 82% higher than in 2003, primarily due to natural gas curtailments and drier hydrological conditions which resulted in a higher level of dispatch by our coal-fired generation facilities. The following table provides information regarding our coal sales and consumption (including petcoke) in 2004:

	Thousands of
	metric tons	Millions of Ch$

AES Gener consumption	861	33,738
Sales to equity-method investees	105	3,040
Total	966	36,778

     As one of the principal thermoelectric generators in Chile, we require large volumes of fossil fuels for our business activities. During 2004, in addition to our own consumption of coal in the amount of approximately 572,000 metric tons in the SIC, we sold approximately 105,000 metric tons of coal to our equity-method investee Guacolda. In 2004, in the SING, our subsidiary Norgener consumed approximately 289,000 metric tons of coal and petroleum coke. In June 2004, in accordance with the granted environmental approvals and investments made in monitoring systems and equipment, Norgener began to burn a blend of coal and petcoke for one of its two generation units.

     Our industrial customers are located throughout Chile, and they include important participants in the cement, food, manufacturing and fishing sectors. Our main customers are Polpaico (cement company), Comercial Catamutun S.A. (coal distributor) and Soprocal and Inacesa (lime companies). In 2004, we sold approximately 321,000 metric tons of coal to industrial customers.

      In addition to coal, we use petroleum-based fuels such as natural gas and diesel oil for our thermoelectric operations. Eléctrica Santiago's Nueva Renca combined-cycle facility in Chile utilizes natural gas imported from Argentina. In 2004, this plant consumed approximately 452 million cubic meters of natural gas. In addition, our subsidiary TermoAndes, through its combined-cycle facility in Argentina, consumed approximately 377 million cubic meters of natural gas in 2004. Our subsidiary Energía Verde uses forestry waste as fuels, which is supplied by neighboring paper pulp and sawmill companies under long term agreements. During 2004, Energía Verde generated approximately 79 GWh in addition to the approximately 1.0 million metric tons of steam supplied by its facilities to several sawmills and pulp and paper companies in the south-central region of Chile.

      Coal Mining

      In August 2004, we sold a coal mine concession in Colombia, Compañía de Carbones del Cesar Limitada, which had been incorporated as our 100% owned subsidiary in 1997. This company was formed to mine a coal deposit at La Loma, Province of El Cesar, in northeastern Colombia. We sold this mine to Belts International Inc. and Aspen Trails Ltda., and in September 2004 we received payment totaling US$5 million. As a result, we recorded a net gain of Ch$1,400 million or US$2.1 million due to the carrying value of this asset. Additionally, a coal purchase option contract was executed with the new owners under the terms of which AES Gener has the option to purchase 600,000 tons of coal from the mine prior to June 2010.

      Oil

      In November 2002, we sold our investments in oil and gas exploratory concessions in Argentina and Chile, which included the assets of OilGener Inc. (USA) and the Fell Block, along with OilGener Argentina Ltd. In Argentina, OilGener Argentina Ltd., operates one concession in the Austral Basin and holds two exploratory areas in the Neuquén Basin. Our 55% ownership participation in the Fell Block area, located in southern Chile, was operated through a joint operation agreement with the state-owned oil company, Empresa Nacional de Petróleo or ENAP. In the sale, we received payment of US$150,000, from Energy Holdings LLC, for which we recorded a loss of Ch$8,409 million in 2001, equal to the book value of OilGener, and an additional loss of Ch$4,664 million in 2002, for contributions made to assets in the Fell Block area, according to the joint venture agreement with ENAP.

      Natural Gas Transportation and Distribution

      We own 13% of each of GasAndes Argentina and GasAndes Chile, which together in August 1997, began to operate a pipeline that connects the Argentine national gas system in the Province of Mendoza, Argentina with the Santiago Metropolitan Region in Chile. The pipeline is 463 km long and has a current capacity of approximately ten million cubic meters per day. In 2003, we held discussions to sell our interest in GasAndes Chile and GasAndes Argentina; however, no agreements were reached.

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

REGULATION OF ELECTRICITY GENERATION IN CHILE, COLOMBIA, ARGENTINA AND
THE DOMINICAN REPUBLIC

Chile

      The electricity sector in Chile is regulated by the Electric Law, which was originally enacted in 1982. Under the Electric Law, the generation, transmission and distribution of electricity is supervised with respect to price setting by the NEC and the Chilean Ministry of Economy and Energy acting through the NEC and by the CSEC with respect to operational and technical issues. The Chilean Ministry of Economy and Energy regulates the granting of concessions to generation companies for hydroelectric facilities and to distribution companies for distribution networks. Concessions are not required for thermoelectric power plants. The NEC, through the application of certain tariff formulas set forth in the Electric Law, calculates regulated prices for electricity sales to certain end users. The operation of electricity generation companies in each of the two major interconnected electricity systems in Chile, the SIC and the SING, is coordinated by independent dispatch centers, known as CDECs, in each of the two systems. The SIC and the SING are intended to be near-perfect markets for the operation of electricity producers in which the lowest cost producer is used to satisfy demand before the next lowest cost producer is dispatched. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible cost of production available, constrained to maintain the safety and reliability of the service in the electrical system.

      The purpose of the Electric Law is to provide a simplified regulatory scheme and tariff-setting process that limits the discretionary role of the government through the establishment of criteria for setting prices in a manner that results in an economically efficient allocation of resources to and within the electricity sector. The principal tool for assuring economic efficiency is a pricing system based on marginal costs.

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

      The following discussion of the Electric Law and the tariff-setting process focuses principally on the generation-transmission sector and is not a complete description. Although the regulatory scheme governing the electricity sector has remained relatively unchanged since its adoption in 1982, it is subject to legislative review and amendment from time to time. In May 1999, the Chilean Congress passed a law amending both the Electric Law and the law that created the CSEC, and in March 13, 2004, a new law known as the Ley Corta, or the Short Law, became effective. For more information relating to the changes in the Chilean Electricity Law, see “Changes in Chilean Electricity Regulation”.

      The regulatory framework of the Chilean electricity industry is different from the framework in most areas of the United States in a number of aspects. Specifically, large-scale generation and distribution of electricity in the United States is generally conducted by utility companies as integrated businesses, while in Chile the generation, transmission and distribution of electricity is conducted by separate entities. In addition, in the United States generators and distributors of electricity operate in concession areas that are often granted on an exclusive basis, while in Chile generation companies are free to sell electricity through the relevant system to any distribution company, to unregulated customers and to other generation companies.

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

      During periods when production cannot meet system demands, regardless of whether the government has enacted a rationing decree, the price of energy exchanges between generation companies is valued at the “shortage cost” determined by the NEC, by considering the cost to consumers for not having energy available. This “shortage cost” is significantly higher than market price at normal conditions. Although this law was promulgated in 1990, it was not applied until November 1998, when generators in the SIC were unable to agree on the implementation of the shortage cost during the supply deficit and associated mandated rationing periods.

      Also, in accordance with the law, the prices paid to generation companies by distribution companies for capacity and energy to be resold to their retail customers are based on the marginal cost of capacity or energy. In order to ensure price stability, however, the regulatory authorities in Chile establish prices, known as “node prices”, every six months to be paid by distribution companies for the energy and capacity requirements of regulated consumers. Node prices for energy are calculated on the basis of projections of the expected marginal costs within the system over the next 24-48 months in the SING and the SIC. The formula takes into account, among other things, assumptions regarding available supply and demand in the future. Node prices for capacity are based on the marginal investment required to meet peak demand, based on the cost of a diesel-fired turbine. Prices for capacity and energy over 0.5 MW sold to large customers and for other generation companies purchasing on a contractual basis are unregulated. If average prices for capacity and energy sold to unregulated customers differ from node prices by more than 5%, node prices are adjusted upward or downward, as the case may be, so that the difference between such prices equals 5%. In contrast, the spot price paid by one generation company to another for energy is referred to as the “system marginal cost”, which is based on the actual marginal cost of the highest cost generator producing electricity in the system during the relevant period, as determined on an hourly basis.

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

      Changes in Chilean Electricity Regulation

      An administrative regulation under the Electric Law was officially promulgated by the Chilean Ministry of Mining and published in the Official Gazette on September 10, 1998, or the Supreme Decree No. 327. The regulation made certain technical changes to the existing regulations and related statutes. The primary purpose of these changes was to clarify procedures and resolve differing interpretations of the regulations. The changes included the establishment of an independent CDEC in all interconnected systems in order to more effectively separate electricity transmission from electricity generation, revisions to the toll system for transmission lines and establishment of new standards for quality of service.

      On May 20, 1999, the Chilean Congress passed a law amending both the Electric Law and the law that created the CSEC, which was approved by the executive branch in June 1999.

      The amended Electric Law requires that, during rationing periods dictated by decree from the Chilean Ministry of Economy, any system shortage or deficit is to be distributed proportionally among generation companies, regardless of each company’s actual generation levels and contractual commitments. The amendments also require generation companies with supply deficits to pay generators with supply surpluses for energy transfers valued at the system marginal cost that is equal to the unserved cost of energy during shortages. Generation companies, in turn, must compensate their regulated customers for energy deficits in an amount equal to the difference between the unserved energy cost and the effective node price of energy. Finally, distribution companies are required to pass on all compensation received to their regulated customers. The amended Electric Law provides that a generator cannot fail to meet its payment obligations by claiming that a drought situation is a force majeure event. In addition, the amendments to the law creating the CSEC expanded the powers granted to this regulatory agency, most notably in connection with the authority to impose fines for certain infractions of the law and the compensation of consumers for energy supply failures.

      On October 9, 2003, the Chilean Ministry of Economy and Energy issued an amendment to Supreme Decree No. 327 that specifies the administrative norms that will prevail in case of electrical rationing, dictates complementary norms for the calculation of transmission tolls and standardizes the procedures for determining the node price. The primary impact of this regulation is the following:

  in the event of a failure during a drought situation or a failure of a thermoelectric plant, the compensatory payment will be made according to non-supplied energy;

  the entire transmission system will receive payments from users according to a new model; and

  the introduction of a more detailed methodology for the calculation of the node price, which will provide greater certainty to the market regarding the process for setting the node price.

      The Short Law, which was passed by the Chilean Congress in January 2004 and enacted on March 13, 2004 by the Ministry of Economy and Energy, establishes amendments to the existing Electricity Law, principally in relation to tolls charged for the use of high voltage transmission systems. In effect, the Short Law replaces Supreme Decree No. 327 with regard to transmission issues. This new law defines a transmission network in which tolls are to be determined in accordance with the utilization by actual users, electric generators and customers. Within the network’s trunk line, an area of common influence is defined that is to be paid 80% by electric generators, based on their injections into the system, and 20% by customers, based on their withdrawals from the system. The remaining portion of the network’s trunk line is to be paid for by generators and customers, in accordance with the energy flows from each transmission line. With respect to transmission system investments, new installations are differentiated from existing installations as the tolls for new installations are to be determined through competitive bid processes, while the tolls for existing installations will be defined through decrees issued by the Ministry of Economy and Energy every four years. The Short Law became effective on March 13, 2004; however, until the first trunk line transmission decree is issued for the system’s existing installations, the respective CDECs are to determine the tolls to be applied in accordance with the previous regulations. The CDECs’ calculations are deemed interim, subject to future reconciliation payments after the issuance of the first ministerial decree.

      In addition to the amendments to modify the procedures used to determine transmission tolls, the Short Law contains other important modifications, including a reduction in the minimum demand requirement for a customer to qualify as an unregulated customer and a reduction of the range outside of which the node price must fall in order to be subject to readjustment. The Short Law reduced the minimum demand requirement from the previous level of 2.0 MW to 0.5 MW. Such modification provides generation companies with a larger unregulated customer base and allows them to sell electricity to those customers directly, rather than to regulated distributors that resell the energy to those customers. The previous law required that the difference between regulated node prices and the actual prices charged to unregulated customers, on average, not exceed 10%. If the prices determined by the Chilean regulatory agency did not meet this requirement, the node prices were adjusted upward or downward to fall within a range of 10%. The Short Law reduced the range to 5%, effectively moving the regulated price closer to unregulated market prices. We believe the modifications contained in the Short Law maintain or improve our position with regard to both our current status and our projected development, particularly with respect to issues related to transmission tolls.

      On May 3, 2005, a bill to amend the Electric Law was approved by the Chilean Congress which was promulgated by the executive branch on May 19, 2005. The bill was designed to mitigate the effects of the restrictions on natural gas exports to Chile which have been applied by the Argentine government since March 2004. The principal aspects of the new law include:

  implementation of public bid processes for distribution companies after 2009;

  modification of regulated node price methodology, progressively replacing the node price with public bid prices and improvement in the correlation between regulated node prices and unregulated market prices in the interim period;

  stabilization of generation companies’ revenues by allowing them to enter into long-term fixed price contracts with distribution companies (maximum of 15 years);

  authorization of voluntary savings incentives which allow generation companies to directly negotiate demand reductions with final customers;

  determination that natural gas shortages can no longer be considered force majeure events and compensation to customers by generation companies which fail to operate due to gas shortages; and

  establishment of compensation for losses by generation companies when obligated to sell to distribution companies that are unable to independently contract adequate supplies.

      Electricity Sales by Generation Companies

      Under the Electricity Law, generation companies may sell capacity and energy:

  to distribution companies;

  directly to certain unregulated customers; and

  to other generation companies.

      Sales may be made pursuant to short or long-term contracts or on a spot basis. Generation companies are free to determine whether and with whom to contract, the duration of contracts, and the amount of electricity to be sold.

      Sales to Distribution Companies

      Most sales of electricity to distribution companies are regulated. Under the Electricity Law, as amended by the Short Law described above, and relevant regulations, all sales of electricity to distribution companies for resale to regulated customers, principally those customers who require 0.5 MW of nominal capacity or less, must be made at the node prices then in effect. Node prices for capacity are based on the annual cost of installing a new diesel fuel gas turbine generation facility. Node prices for energy are calculated on the basis of projected short-term marginal cost of satisfying the demand for energy at a given point in the relevant interconnected system over the next 48 months in the SIC and the next 24 months in the SING on an expected value basis. In order to determine the cost of energy, a tariff formula is used which takes into account projections of the principal variables in the cost of energy at each sub-station in the system over the relevant time period, including:

  projections of growth in demand;

  reservoir levels, which are important in determining the availability and price of hydroelectric energy;

  fuel costs for thermoelectric generating facilities;

  changes in foreign currency prices relevant to raw materials;

  planned maintenance schedules or other factors that would affect the availability of existing generating capacity;

  scheduled new additions to generating capacity and the transmission system; and

  historic hydrological conditions for the last 40 years.

      These marginal cost projections assume efficiency in operations and future investment.

      The Electricity Law, as amended by the Short Law, requires that the difference between node prices and the actual prices charged to unregulated customers in the prior six-month period not, on average, exceed 5%.

      Node prices for capacity and energy are established every six months, in April and October, by a decree issued by the Chilean Ministry of Economy and Energy. Node prices thus established become effective in May and November. The Chilean Ministry of Economy and Energy acts on recommendations submitted by the NEC, which, prior to finalizing its recommendation, receives comments from generation companies and the relevant CDEC. Node prices are expressed as formulas, with industry-specific indexation that allows the node prices to be adjusted during the six-month period if changes in some of the underlying assumptions used to project the node prices then in effect would result in a change of more than 5% in the node price calculation.

      As with any regulated company, we cannot assure you that the laws or regulations in Chile will not change, or be interpreted, in a manner that could adversely affect our equity-method investees or us. For instance, in May 2001 the Chilean government issued Ministerial Resolution No. 88, under which electricity generators, such as we, are required to provide power to distribution companies in the SIC if such companies are unable to freely contract for adequate power to meet their customers’ needs. This resolution effectively requires us to supply more energy to distribution companies than we have otherwise freely contracted for, thereby increasing our exposure to the spot market.

      Contractual Sales to Unregulated Customers

      Contractual sales of capacity or energy to other generation companies and other customers with more than 0.5 MW of capacity demand, whether directly by a generation company or through a distribution company, are not regulated. These customers are free to negotiate prices and may purchase the capacity or energy directly from generation companies or from distribution companies pursuant to short or long-term contracts.

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

      Sales to Other Generation Companies in the Spot Market

      Spot sales of capacity and energy between generation companies are also regulated by the Electricity Law. These sales are made at the “system marginal cost” of the interconnected system in which the companies are located. System marginal costs are set twice a year in the case of sales of capacity, and each week, with daily review, on an hourly basis in the case of sales of energy. In each case, system marginal costs are set by the relevant dispatch authority, or CDEC. The system marginal cost for capacity is based on the cost of installing a new diesel fuel gas turbine generation facility. The system marginal cost for energy is based on such factors as demand projections, reservoir levels, fuel costs for thermoelectric generating facilities, maintenance schedules and other factors that would affect the availability of existing capacity during the week.

      The following graph sets forth the relationship between the node price and the system marginal cost for energy in the SIC from 1994 through 2004 in constant U.S. dollars as of December 31, 2004:

Node Price and System Marginal Cost in the SIC
(in US$/MWh)

      The following graph sets forth the relationship between the node price and the system marginal cost for energy in the SING from 1994 through 2004 in constant U.S. dollars as of December 31, 2004:

Node Price and System Marginal Cost in the SING
(in US$/MWh)

      Electricity Sales by Distribution Companies

      In 2004, 54% of our energy sales in Chile were to distribution companies. Under the Electricity Law, as amended by the Short Law, distribution companies may sell capacity and energy to large customers, customers with a capacity demand of more than 0.5 MW and certain other short-term or special customers at unregulated prices. All other sales must be at regulated tariffs. These tariffs, which vary among distribution companies and among customers of a given distribution company, are based on factors such as level of usage, variability of usage and proximity to generation facilities. They are calculated by adding a distribution charge, called the value added in distribution, and reflect the assumed costs incurred in distribution in the applicable node prices charged by the generation company.

      Distribution tariffs are adopted by the Chilean Ministry of Economy and Energy every four years, based on recommendations from the NEC, which develops its proposals through a prescribed process that includes participation by the distribution companies and specialized consultants. Tariff formulas provide for tariffs based on variations in node prices and other factors affecting distribution costs. Such indexation occurs on a monthly basis. The most recent revision of distribution tariffs, which determined the distribution tariffs to be applied from November 2004 to November 2008, was concluded in 2004.

      Concessions

      Concessions for the operation of hydroelectric generation facilities are granted by the Chilean Ministry of Economy and Energy under the Electricity Law. Concessions for hydroelectric facilities are of indefinite duration but are subject to revocation for failure to comply with their terms. Concessions are not required for the operation of thermoelectric generation facilities.

Colombia

      From 1980 to 1985, the Colombian electricity sector expanded rapidly, financed largely by foreign currency-denominated project finance debt. During this period, the industry was heavily regulated by the Colombian government, which often set prices charged to retail end users of electricity below the cost of the electricity consumed, encouraging excess consumption. The combination of a high debt load, artificially low prices and the devaluation of the Colombian peso in 1985 led to a financial crisis in the sector that culminated in the Colombian government assuming control of significant ownership stakes in a majority of Colombian electric utilities by exchanging debt owed by such utilities to the government for equity interests in the utilities.

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

      In 1994, the Colombian government enacted laws that provide the basic structure and regulatory framework of the sector today. The principal reforms initiated by these laws represented a change in the government’s role in the sector from direct management, ownership and control of electric utilities to ordinary regulation of electric utilities, the opening of the industry to private sector participation, the creation of an open and competitive wholesale electricity market, the regulation of monopolistic transmission and distribution activities, and the establishment of universal access to transmission and distribution networks. Currently, the Colombian government continues to control a substantial majority of the electricity generation and distribution in Colombia through public entities and entities of mixed public and private share ownership.

      Two fundamental laws related to the electric sector were enacted in 1994. Law 142 provides a broad regulatory framework for the provision of residential public services, including the distribution of electricity, gas, water, sewage and telecommunications, and Law 143 provides the regulatory framework for the generation, trading, transmission and distribution of energy.

           Law 142, as amended sets forth the legal framework for residential public utility services by providing for governmental participation, policy development and other regulatory and enforcement powers with respect to public services. Law 142 created the CREG, other regulatory commissions and the Superintendency of Domiciliary Public Services, or the SSPD, and it contains provisions regarding the general competition framework in the public utility service sector. The

CREG is an administrative body whose principal purpose is to regulate and promote competition within the different areas of the energy sector so that economically efficient and high-quality energy services are provided. The SSPD is responsible for inspecting, controlling and monitoring all companies rendering public utility services and enforcing regulations, imposing penalties and generally overseeing the financial and administrative performance of public utility service companies, among other things. Law 142 also includes provisions under which the SSPD may acquire control of electric generation companies if certain defined infractions occur, such as breach of regulations or material contracts.

      Law 143, known as the "Electricity Law," sets out the general framework for the generation, transmission, distribution and marketing of electricity. It also sets forth the governing principles for electricity businesses and provides rules on energy sector expansion and planning with respect to generation, transmission, distribution, trading and transportation of energy. Finally, Law 143 provides general rules on the functioning of the SIN and the wholesale energy market. Pursuant to Law 143, generators and distributors acting in their capacity as traders may sell capacity and energy to non-regulated end users under energy supply agreements at freely negotiated prices.

      Since 1994, several resolutions have been issued by the CREG, which address the general principles set forth in Law 142 and Law 143. These resolutions include rules for the operation of the wholesale energy market and the energy spot market, the framework and methodology of the capacity charge calculation, and limitation of vertical and horizontal cross shareholdings within the electricity industry, among other issues. In particular, as of January 1, 2002, no person may own, directly or indirectly, more than 25% of the nominal generating capacity in the SIN.

      Proposed Changes in the Colombian Electricity Regulations

      The CREG has made the following proposals to modify the existing regulatory framework:

  Capacity Charge: Although the current capacity charge methodology is valid until November 2006, in 2004, the CREG issued a preliminary capacity charge proposal to be evaluated by generators. The proposal is to transform the system from an administrative to a market-based system that remunerates firm energy and firm capacity provided by each generator. A new methodology is expected to be issued during the first quarter of 2006 and to become effective in January 2007. As the CREG’s proposal was not approved by the energy sector, the Ministerio de Minas y Energía, or the Ministry of Mines and Energy, requested the assistance of international consultants and we believe that it is likely that a transition will be made towards remuneration of the capacity charge based on open market prices.

  Standardized Agreements and Electronic Trading: Currently, there are important differences between prices contracted by regulated and non-regulated end users. The CREG introduced a proposal in 2004 to provide the market with improved transparency and promote competition. Specifically, the CREG proposes to standardize energy supply agreements, create an electronic trading system for such agreements, require that energy supply agreements be traded in auctions and ensure anonymous dealing between buyers and sellers prior to the close of a transaction. This proposal was well generally received by the energy sector and the system is expected to become operative during the last quarter of 2005.

  Ancillary Services: The CREG is working on possible alternatives for remunerating generators for black start services, which allow generators to start generating without an externally provided energy input after a blackout in the national system.

      Market Structure

           Participation in the wholesale power pool market is mandatory for all generators. Electricity dispatch is performed by the National Dispatch Center, or the CND, which performs a function similar to that of the CDEC in the Chilean electricity market. For each hour of the day, dispatch is prioritized according to the prices bid by each generator, with daily optimization and without considering energy contract sales. Generators can enter into freely negotiated energy supply agreements with distribution companies. They can also enter into energy supply agreements with traders, non-regulated end users and other generators and also sell their power in the spot market at a spot or pool price. However, they cannot enter into energy supply agreements with regulated end users.

     Sales through energy supply agreements and in the spot market constitute the wholesale energy market. In principle, generators’ prices, either in the spot market or in an energy supply agreement, are governed by supply and demand interaction within a free market. Traders who purchase and sell electricity, in turn, may sell power to other traders, generators, distributors and non-regulated end users. Non-regulated end users are power consumers that must either have a peak demand greater than 0.1 MW or a minimum monthly consumption greater than 55.0 MWh. Individual end users that do not meet these standards are regulated end users. Most traders are local distribution companies; however, there are also some "pure" traders who simply purchase energy to resell and are not engaged in distribution activities.

     Electricity energy transmission is undertaken principally by the Wholesale Energy Market Administrator and at regional levels also by regional transmission companies. Distribution of electricity is performed by local companies, and any distributor or trader that enters into energy supply agreements with regulated end users must purchase necessary power through public tenders. Electricity transporters (transmission and distribution companies) must guarantee open access to their grids for all generators and non-regulated end users, subject to the payment of the corresponding tolls and connection charges. Transmission and distribution companies have regulated revenues established by the CREG. The SIN is physically interconnected to the Ecuadorian and Venezuelan energy grids; however, only the Ecuadorian market has been integrated with Colombia and, as a result, spot purchases and sales between the two countries are possible.

      The following graph sets forth the average wholesale energy market prices for the 2001 to 2004 period, comparing spot market prices and energy supply agreement prices in that market to Chivor’s energy supply agreement prices:

     Expansion of the Colombian system is carried out according to a plan created by the Mining and Energy Planning Department of the Ministry of Mines and Energy, or the UPME, and is based on UPME’s determination of overall energy requirements of the Colombian population and the manner determined by UPME to be most efficient for satisfying national demand. Plans are made on a short-term (three years), medium-term (five years) and long-term (ten years) basis. Before 1998, the UPME, at its discretion, assigned responsibility for each transmission expansion project in the expansion plan to a particular transmission company or to the national government. In 1998, CREG implemented a new scheme for the expansion of the transmission system. Under this scheme, expansion projects are auctioned individually and awarded to the bidder offering the lowest expected tariff for the first 25 years of the project. In accordance with the UPME’s expansion plans, no major new power plants will enter into operation until 2010.

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

      The Argentine electricity industry is currently regulated by the Ente Nacional Regulador de la Electricidad, which is the Argentine National Electricity Regulating Entity, or the ENRE. The ENRE operates under the supervision and rules and regulations of the Argentine Secretary of Energy, the Argentine Ministry of Economy and the Argentine Executive Branch of the government and is responsible for enforcing compliance with the provisions of the regulatory framework and the applicable concessions.

      The Argentine electricity industry is divided into the Sistema Argentino de Interconexión, which is the National Interconnection System, or SADI, and the Sistema Interconectado Patagónico, which is the Patagonian Interconnected System. Under the current framework, generation companies sell their electricity to distribution companies and other large users in the competitive wholesale electricity market through supply contracts or in the spot market at prices set by the Compañía Administradora de Mercado Mayorista Eléctrico, or the Wholesale Electricity Market Management Company, or CAMMESA. CAMMESA is responsible for the operation of the wholesale electricity market. CAMMESA’s participants include generation, transmission and distribution companies and large users through their respective industrial associations. CAMMESA’s president is the Argentine Secretary of Energy.

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

      Within the Argentine electricity industry, all generation companies pool electricity in a wholesale electricity market. Electricity is purchased from participants in the pool by distribution companies and other large users at the contractual, seasonal or spot price. The contractual price is paid by distribution companies and other large users that have entered into supply contracts with generation companies. Large users who contract directly with generation companies must also pay the distribution companies a toll for distribution. The seasonal price is the generation price passed through by distribution companies to regulated customers. It is a fixed price that is reset every three months by CAMMESA and approved by the Argentine Secretary of Energy, and it represents the average expected spot prices for the next three months plus a correction for the difference between the average spot price during the last three months and the previous seasonal price. The spot price is the price paid to other generation companies for energy dispatched under CAMMESA’s direction, as discussed in the immediately succeeding paragraph, and for electricity required by CAMMESA to maintain adequate reserves. The hourly spot price paid for energy reflects the marginal cost of generation according to the values declared by generators.

      The actual operation of CAMMESA involves the dispatch of generating resources without regard to contracts between generation companies and distribution companies or large users. Consequently, a generation company’s capacity may be dispatched to provide more or less energy to the pool, irrespective of its contractual commitments. The generation company may therefore be obligated to buy or sell excess energy from or to the pool at spot prices.

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

      Since the seasonal price has systematically been below the spot prices, collections from the electricity market have not been high enough to reimburse generators for their cost of production. As a result, in September 2003 Resolution 406/03 was issued to change the proportional criteria used to pay generators for their sales in the spot market, giving priority to thermal generators on the basis of their variable operating costs. In the event that CAMMESA observes some unexpected shortage of generators that it might consider unusual, the resolution requires it to inform the Argentine Secretary of Energy of the situation and to retain payments to be made to this generator if it considers there to be no reasonable explanation for such unavailability.

      Since February 2004, the Argentine government has enacted several regulations that directly restrict the export of natural gas in an attempt to ensure domestic natural gas supplies. On March 26, 2004, the Argentine Secretary of Energy passed Resolution 265/04, which effectively immediately restricted surplus exports of natural gas to neighboring countries and announced a natural gas rationing program to be developed, which program would reduce the amount of natural gas available both for export and for use in generating electricity for export. The primary objective of Resolution 265/04 is to ensure the natural gas supply to residential consumers, customers with firm supply contracts and thermoelectric plants connected to SADI. This resolution provides for the following:

  the interruption of the export of natural gas surpluses;

  the suspension of the granting of export permits for future natural gas projects; and

  the grant of authorization to the Under-Secretary of Fuels to implement a rationing program for the interruption of gas exports under private agreements and the supply of natural gas to power exporters.

      On March 31, 2004, the Argentine Under-Secretary of Fuels issued Rule 27/04, the Rationing Program for Natural Gas Exports and Use of Transportation Capacity, or the Program, which, in order to ensure natural gas supply to the domestic market, imposed restrictions upon natural gas exports, natural gas supplies used for electric generation exports and natural gas transportation services utilized for export. The Program established that natural gas exports from each producer in 2004 are to be limited to the amount exported in the same month in 2003 by the producer and, additionally, that cumulative exports during the nine-month period from January to September 2004 cannot exceed the amount exported by the same producer during the same nine-month period in 2003. Gas suppliers that do not fulfill their supply obligations in the Argentine market are also subject to export restrictions and penalties are to be levied against gas suppliers who do not comply with the requirements of the Program.

      On June 17, 2004, the Secretary of Energy issued Resolution 659/04 which approved the “Complementary Supply Program for the Domestic Natural Gas Market” and replaced Rule 27/04. Resolution 659/04 established a new methodology for determining natural gas sales into the domestic market based on each producer’s level of committed supply to Argentine consumers. Additionally, on August 19, 2004, the Argentine Secretary of Energy passed Resolution 839/04, which requires the electric grid dispatch center to exclusively program and dispatch with natural gas all facilities that are capable of burning such fuel from September 2004 to April 2005 in order to meet domestic demand. This resolution specifically prohibits the use of liquid fuels by generation facilities in Argentina during such period, except during certain defined emergency situations.

      The Argentine government has also enacted regulations that affect the price of natural gas. For example, on April 22, 2004, the agreement entered into by the Secretary of Energy and certain gas producers, “The Agreement for the Implementation of the Price Normalization Plan for Natural Gas Injected into the Transportation System, Order by Decree 181/04” was approved by the Argentine executive branch under Resolution 208/04. This resolution will apply systematic natural gas price increases, from May 2004 to July 2005, to new large consumers of natural gas and electric generation plants that provide electricity to the domestic market. In exchange, gas producers have committed to ensure a sufficient supply of gas to distribution companies for residential consumption, new large end-users and electric generation plants with domestic production for the years 2004, 2005 and 2006. Additionally, on May 27, 2004, the Argentine government approved Decree 645/04 which included a new duty of 20% to be levied on certain export merchandise, including natural gas.

      The price for gas transportation service is composed of a regulated tariff and an additional contribution. The regulated tariff to be applied to firm transportation service is determined by the Ente Nacional Regulador de Gas, the ENARGAS or the Argentine National Gas Regulatory Agency. Tariffs for domestic gas transportation do not include the CER or any other index and TermoAndes’ payments to date have been made in accordance with the regulated tariff. The additional contribution is associated with new investments and is agreed upon by the parties and approved by the ENARGAS. The Argentine government also has established new regulations for gas transportation service investments. On April 19, 2004, the Ministerio de Planificación Federal, Inversión Pública y Servicios or the Argentine Federal Planning and Public Investment and Services Commission, approved Rule 185/2004 in order to regulate the implementation and functioning of fiduciary funds to be utilized to finance the required investments to expand and/or extend natural gas transportation and distribution systems utilized to serve the domestic market. Based on such regulations, future investments in the principal Argentine gas transportation and systems will be financed through the fiduciary funds and will be repaid in part through new transportation charges from both existing and new customers.

The Dominican Republic

      After several attempts to restructure and privatize the electricity sector, in March 1998, the Dominican government approved a decree that enabled capitalization through privatization. The capitalization decree transferred the ownership of previously state-owned enterprises to the private sector by offering 100% management control in exchange for a 50% equity interest. In July 2001, Law No. 125 was enacted to define the legal framework for the electricity sector, and, in July 2002, the Dominican executive branch passed regulations for the implementation of the law. The law and its regulations are very similar to those in effect in Chile and were designed to meet the country’s energy consumption needs through governmental energy institutions, namely the Comisión Nacional de Energía, the National Energy Commission, or CNE, and the Superintendencia de Electricidad, the Superintendency of Electricity, or Superintendency.

      The principal role of the CNE, acting as advisor to the executive branch, is to develop and coordinate regulations, propose and adopt policies, design plans for the adequate operation and development of the sector and ensure that they are complied with, and to promote investments. The Superintendency’s duties include the setting of tariffs, processing of permits, supervision of compliance with regulatory and technical rules related to electricity generation, transmission and distribution companies and the prevention of monopolistic activity in areas where competition is required. The law and its regulations establish that generation, transmission and distribution companies, as well as self-producers and cogenerators that sell surpluses to the system, be members of an organization that coordinates the operation of facilities, and transmission and distribution systems.

C. Organizational Structure

      We are a holding company and conduct some of our business through subsidiaries. The following charts present as of December 31, 2004, (1) our relationship with The AES Corporation, (2) our corporate structure and the approximate percentage equity ownership interest that we hold in those subsidiaries and equity-method investees.

D. Property, Plant and Equipment

     AES Gener S.A.'s electricity generation facilities in the SIC consist of four hydroelectric plants and three thermoelectric plants, including one gas turbine plant. Energía Verde, 100% owned by AES Gener S.A., also operates in the SIC, and its facilities consist of two thermoelectric co-generation units, one steam generation plant and one gas turbine. Energía Verde uses forestry waste to generate steam, with a capacity of 142 tons of steam per hour. Eléctrica Santiago, 90% owned by AES Gener S.A., owns one combined-cycle plant and one diesel oil-fired thermoelectric plant, both of which operate in the SIC. Norgener, 100% owned by AES Gener S.A., has two thermoelectric units operating in the SING. Chivor, 99.98% owned by Energy Trade, a 100% owned subsidiary of AES Gener S.A., is a 1,000 MW hydroelectric (dam-based) facility located in the SIN. TermoAndes, 100% indirectly owned by AES Gener S.A., owns one combined-cycle facility in the province of Salta in Argentina and supplies electricity to the SING. InterAndes, 100% indirectly owned by AES Gener S.A., owns the portion of the transmission line in Argentina, which delivers electricity produced by TermoAndes in the SING.

     Our primary operating revenue comes from the sale of electricity produced by our electric generation facilities. Significant damage to any of our facilities that affects our ability to generate would adversely impact our operating results. We maintain comprehensive insurance with respect to our facilities and office buildings, including all-risk property damage and business interruption insurance, which covers, among other things, damage caused by fire, floods and earthquakes, however, we cannot assure you that the amounts for which we are insured or amounts which we receive under such insurance coverage would cover all of our losses.

      The following table provides information related to our electricity generation operations from 2000 to 2004:

AES Gener Electricity Generation 2000-2004 as of December 31 of Each Year

	2000	2001	2002	2003	2004

AES Gener S.A.

Nominal capacity (MW)	756	756	782	782	682

Number of plants	8	8	8	8	7

Energy generation (GWh)	2,648	2,052	1,715	1,815	2,852

Total energy purchases (GWh)	2,366	3,904	4,279	3,988	3,601

Total energy sales (GWh)	4,922	5,956	5,942	5,743	6,388

Losses + own consumption	98	79	52	59	65

Total sales + losses + own consumption	5,020	6,035	5,994	5,803	6,453

Percentage of total (power sales + losses)

represented by own generation	53%	34%	29%	31%	44%

Norgener

Nominal capacity (MW)	277	277	277	277	277

Number of plants	1	1	1	1	1

Energy generation (GWh)	511	61	284	128	728

Total energy purchases (GWh)	836	1,362	1,089	1,271	739

Total energy sales (GWh)	1,278	1,414	1,350	1,383	1,450

Losses + own consumption	52	7	23	17	17

Total sales + losses + own consumption	1,330	1,421	1,372	1,399	1,466

Percentage of total (power sales + losses)

represented by own generation	38%	4%	21%	9%	50%

Energía Verde (1)

Nominal capacity (MW)	32	37	42	42	42

Number of plants	3	4	5	5	4

Energy generation (GWh)	107	79	71	75	79

Total energy purchases (GWh)	149	168	227	221	233

Total energy sales (GWh)	256	245	291	290	306

Losses + own consumption	—	—	7	6	6

Total sales + losses + own consumption	256	245	298	296	312

Percentage of total (power sales + losses)

represented by own generation	42%	32%	24%	25%	25%

Eléctrica Santiago

Nominal capacity (MW)	379	379	379	379	479

Number of plants	1	1	1	1	2

Energy generation (GWh)	1,797	1,979	1,910	2,450	2,208

Total energy purchases (GWh)	741	809	812	435	730

Total energy sales (GWh)	2,522	2,751	2,720	2,885	2,939

Losses + own consumption	58	85	50	—	—

Total sales + losses + own consumption	2,580	2,837	2,770	2,885	2,939

Percentage of total (power sales + losses)

represented by own generation	70%	70%	69%	85%	75%

	2000	2001	2002	2003	2004

TermoAndes

Nominal capacity (MW)	643	643	643	643	643

Number of plants	1	1	1	1	1

Energy generation (GWh)	1,217	1,386	1,768	1,903	1,860

Total energy purchases (GWh)	—	3	43	37	—

Total energy sales (GWh)	1,131	1,353	1,686	1,815	1,768

Losses + own consumption	87	36	125	125	92

Total sales + losses + own consumption	1,218	1,389	1,811	1,940	1,860

Percentage of total (power sales + losses)

represented by own generation	100%	100%	98%	98%	100%

Chivor

Nominal capacity (MW)	1,000	1,000	1,000	1,000	1,000

Number of plants	1	1	1	1	1

Energy generation (GWh)	3,118	3,401	4,421	3,818	4,231

Total energy purchases (GWh)	1,822	1,592	2,312	2,504	1,642

Total energy sales (GWh)	4,940	4,664	6,339	5,822	5,944

Losses + own consumption	—	—	—	—	—

Total sales + losses + own consumption	4,940	4,992	6,733	6,322	5,944

Percentage of total (power sales + losses)

represented by own generation	63%	68%	66%	62%	71%
________________________________________
(1)	Energía Verde's nominal capacity does not include 3.8 MW of electric equivalent capacity from steam plants.

Thermoelectric Facilities

      The following table provides information related to AES Gener's existing thermoelectric facilities in Chile and Argentina:

				Number	Nominal	2004 Net
	Year		Fuel	of	Capacity	Generation
Name	Commissioned	Type of Unit	Source	Units	(MW)	(GWh)

Chile:
Ventanas	1964, 1977	Steam Turbine	Coal/Fuel/Oil	2	338.0	1,380.7
Laguna Verde	1939, 1949	Steam Turbine	Coal	2	54.7	36.8
El Indio TG	1990	Gas Turbine	Diesel	1	18.8	8.6

Total AES Gener S.A.				5	411.5	1,426.2

Norgener	1996, 1997	Steam Turbine	Coal/Fuel Oil	2	277.3	728.6

Total Norgener				2	277.3	728.6

			Forestry

Energía Verde (1)	1995, 1997	Steam Turbine	Waste	4	42.4	79.0

Total Energía Verde				4	42.4	79.0

Nueva Renca	1995, 1997	Combined Cycle	Natural Gas	1	379.0	2,207.9

Renca	1962	Steam Turbine	Diesel	2	100.0	0.5

Total Eléctrica

Santiago				3	479.0	2,208.4

Total in Chile				14	1,210.2	4,442.2

Argentina:

TermoAndes	2000	Combined Cycle	Natural Gas	3	642.8	1,860.0

Total in Argentina				3	642.8	1,860.0

Total

Thermoelectric				17	1,853.0	6,302.2

________________________________________
(1)	Energía Verde's nominal capacity does not include 3.8 MW of electric equivalent capacity from steam plants.

Hydroelectric Facilities

      The following table provides information concerning our existing hydroelectric generation facilities in Chile and Colombia:

				Number	Nominal	2004 Net

	Year		River	of	Capacity	Generation

Name	Commissioned	Type of Unit	Source	Units	(MW)	(GWh)

Chile:

Alfalfal	1991	Run-of-the-River	Colorado River	2	178.0	840.9

Queltehues	1928	Run of the River	Maipo River	3	48.9	357.4

Maitenes	1923, 1989	Run of the River	Maipo River	5	30.8	132.0

Volcán	1944	Run of the River	Volcán River	1	13.0	95.1

Total AES Gener S.A.				11	270.7	1,425.4

Total in Chile				11	270.7	1,425.4

Colombia:

Chivor	1977, 1981	Reservoir	Batá River	8	1,000.0	4,231.0

Total in Colombia.				8	1,000.0	4,231.0

Total

Hydroelectric				19	1,270.7	5,656.4

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

      The principal sources of water for our hydroelectric facilities located in Chile are the Colorado and Maipo rivers, each located near our hydroelectric facilities. We have concessions under applicable Chilean law to use such water sources without charge for an indefinite period of time based on specified maximum levels that are adequate for our present needs. All of our hydroelectric power stations maintained a high level of availability during 2004. Our hydroelectric facilities have suffered damage in the past as a result of natural disasters such as floods and mud slides.

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

      In Chile, we and our equity-method investee, Guacolda, also own about 1,254 km of medium and high voltage transmission lines and their corresponding substations. We also operate approximately 221 km of transmission lines in the SING which are leased from a customer. The following table summarizes the transmission lines we own and/or operate in Chile:

Voltage	System	Length (km)	Owned By

345 kV	SING	140.0	Norgener S.A.

	SING	280.0	InterAndes S.A.

220 kV	SIC	43.4	AES Gener S.A.

	SIC	168.0	Guacolda S.A.

220 kV single circuit (1)	SING	205.0	Norgener S.A. / AES Gener S.A

220 kV double circuit (2)	SING	135.0	Norgener S.A. / AES Gener S.A

220 kV (leased)	SING	221.0	AES Gener S.A.

110 kV	SIC	249.4	AES Gener S.A.

	SING	33.0	Norgener S.A.

Total Transmission Lines in Chile	—	1,474.8	—

________________________________________
(1)	110 km owned by Norgener and 95 km owned by AES Gener S.A.

(2)	63 km owned by Norgener and 72 km owned by AES Gener S.A.

Liens and Encumbrances

      The generation facilities of AES Gener S.A. and Norgener are subject to certain liens and encumbrances in favor of our creditors, which have arisen in the normal course of business. The principal liens and encumbrances at December 31, 2004 were the following:

Name of Facility or Property	Name of Principal Creditor	Mortgage Value	Amount Owed to Creditor

		(in millions of US$)

AES Gener S.A.

Mortgage over TermoAndes’ generators, gas	Deutsche Bank

turbines and steam turbine	Securities Inc.	153.8	151.3

Norgener:

Mortgage over Norgener’s Unit No. 2	Banco de Chile	96.6	29.0

Total	—	250.4	180.3

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

      For details concerning material legal or administrative proceedings pending against us with respect to regulatory matters, see note 26 to our audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004.

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

      Chilean Regulation

      In March 1994, Law No. 19,300 was enacted by the Chilean Congress to regulate certain environmental issues, and, in April 1997, the Chilean President promulgated regulations under this law. This law encourages companies to hire independent experts to conduct environmental impact studies of any future projects or activities. Regulations under Law 19,300 created the NEC, as well as regional commissions, to supervise environmental impact studies of all new projects. We have conducted environmental impact studies for Norgener's Nueva Tocopilla plant, Eléctrica Santiago's Nueva Renca plant and Guacolda's thermoelectric facilities. We also have conducted an environmental study for our InterAndes Project, which complies with both Chilean and Argentine environmental laws. In addition, we have conducted environmental studies for our subsidiary, Norgener, and our equity-method investee, Guacolda, so that both were able to obtain approvals for the use of a mix of petcoke and coal as fuel. In 2003, our environmental permit request for the conversion project of the Renca power plant was approved by the authorities and in October 2004, the Regional Environmental Commission for Chile V Region approved our environmental permit request for the installation of a 390 MW natural gas-fired combined cycle plant. Currently, an environmental approval application is pending for a new combined-cycle facility located in Chile's Sixth Region. Additionally, in 2004, we conducted several internal environmental audits at our facilities related to air, water, solids and environmental operating management to verify compliance and improve operating efficiency.

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

      Colombian Regulation

      In Colombia, Law 99, known as the Environmental Law, created the Colombian Ministry of the Environment in 1993. This law requires that projects that affect the land or impact the environment must obtain a license from the Colombian Ministry of the Environment. While regional environmental authorities can issue licenses for generation projects with capacity of less than 100 MW, only the Colombian Ministry of the Environment has the authority to issue licenses for the construction of large-scale generation or transmission projects. Our subsidiary Chivor initiated operations in 1977, prior to implementation of the environmental law. The Environmental Law also provides that energy generators whose nominal installed capacity exceeds 10,000 kW must transfer a portion of their gross self-generation sales to municipalities and local environmental authorities.

      Argentine Regulation

      There are several environmental laws in Argentina that affect the electric sector. The recent General National Environmental Law, Law No. 25,675 promulgated in 2002, establishes a general outline for environmental protection and mandates the submission of environmental impact studies prior to the initiation of construction of new projects, among other provisions. The Electric Regulatory Framework Law, Law No. 24,065, provides the ENRE with the power to protect the environment in relation to the construction and operation of electric generation, transmission and distribution facilities. In addition to environmental regulations at the federal level, provinces may establish new rules or rules that supplement the federal policies. Resolution No. 555/01 issued by the ENRE requires all members of the Mercado Eléctrico Mayorista, or the Electric Wholesale Market's or MEM, to implement and certify environmental management systems based on the environmental certification ISO 14,001. TermoAndes' initial environmental management system audit was approved in April 2003, and the final audit for certification was approved in July 2003.

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

Overview

      Our principal business and that of the majority of our consolidated subsidiaries and equity-method investees is the generation and sale of electricity. The most significant variables affecting our results are the prices of energy and capacity, weather conditions, prices and availability of fuels and foreign exchange variations in the countries in which we operate.

      We are the second largest electricity generation group in Chile in terms of operating revenue and generating capacity with an installed capacity of 2,428 MW, composed of 2,157 MW of thermal and 271 MW of hydro generating capacity. We are the largest thermal generator in Chile, and we serve both the SIC and the SING. Through various subsidiaries and equity-method investees, we own a dam-based hydroelectric plant in Colombia with a total nominal operating capacity of 1,000 MW (Chivor); a combined-cycle natural gas-fired unit with 643 MW of installed capacity in Argentina (TermoAndes), connected to the SING by a 345 kV transmission line of 420 km, 140 km of which are owned by AES Gener S.A. and 280 km are owned by InterAndes; a 25% interest in a thermoelectric generation facility located in the Dominican Republic with approximately 586.5 MW of installed capacity (Itabo); and a 13% interest in a natural gas transportation company in Chile and Argentina (GasAndes Chile and GasAndes Argentina). The following table presents the percentage of revenues contributed by each of the different markets in which we operate and the percentage of sales of energy to regulated and unregulated customers and spot sales for the years ended December 31, 2002, 2003 and 2004. The SIC, SING and Colombia categories are composed of revenue from sales of energy and capacity in the respective electric market and the other income category is composed of revenue from other electric services, fuel sales and miscellaneous items.

Revenues	2002	2003	2004

SIC	43%	46%	50%
SING	25%	24%	21%
Colombia	22%	22%	19%
Other Income	10%	8%	10%
Revenues in Chile	2002	2003	2004

Regulated	49%	50%	54%
Unregulated	44%	44%	35%
Spot Sales	7%	6%	11%

      Our largest customers in Chile are two distribution companies, Chilectra S.A. and Chilquinta Energía S.A., operating in the SIC and Minera Escondida, operating in the SING.

      Most of our sales in the spot markets are in the SING as a result of production from subsidiary TermoAndes' combined-cycle plant. In normal years, in the SIC, we become a spot purchaser of electricity from other generation companies during relatively wet conditions, while spot purchases of electricity decline in periods of low water conditions.

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

      The introduction of natural gas as a source of fuel for electric generation in Chile in the SIC in 1997 and in the SING in 1999, with the construction of the pipelines which transport natural gas from Argentina to Chile, led to a significant technological change in the industry, reducing energy prices and the country's reliance on hydrological conditions. However, during 2004, unexpected restrictions in the supply of natural gas from Argentina resulted in higher energy prices and higher dispatch levels for our thermoelectric plants than in previous years. In particular, these curtailments led to increased levels of production by our Ventanas plant in the SIC and our Norgener plant in the SING. Additionally, it resulted in the operation of Eléctrica Santiago’s combined cycle plant with diesel oil for approximately 62 hours during 2004.

      We expect energy demand in Chile to continue to grow at a rate exceeding the growth rate of Chile’s gross domestic product and our expansion strategy is based on this expected demand growth. As such, we plan to increase our installed generating capacity in the SIC and are currently evaluating projects of diverse technologies to meet demand, including those technologies that may be developed in response to the Argentine gas crisis.

A. Operating Results

      The following discussion is based on, and should be read in conjunction with, our audited consolidated financial statements and the accompanying notes included in this annual report. We prepare our audited consolidated financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. See note 37 to our audited annual consolidated financial statements for a summary of the principal differences between Chilean GAAP and U.S. GAAP. Unless otherwise specified, financial data is presented in constant Chilean pesos of December 31, 2004 purchasing power.

      An understanding of our financial condition and the results of our operations for the periods discussed in this annual report requires an understanding of the regulatory structure for the production and pricing of electricity in Chile, Colombia, Argentina and the Dominican Republic, the principal countries in which we and our equity-method investees operate. Factors such as the method of determining the dispatch of generating units in a system, the pricing of electricity sales to regulated and unregulated customers and in the spot market, the significance of a generation company's mix of contract and spot market sales, the effect of a company's mix of hydro and thermal generation and the effect of hydrological conditions on operations are important factors in determining financial results. Accordingly, the following discussion should be read in conjunction with the discussion of these and related matters that appear elsewhere in this annual report under the following headings:

  "Item 4. Information on the Company—Business Overview—Electricity Generation in Chile";
  "Item 4. Information on the Company—Business Overview—Electricity Generation in Colombia";
  "Item 4. Information on the Company—Business Overview—Electricity Generation in Argentina";
  "Item 4. Information on the Company—Business Overview—Electricity Generation in the Dominican Republic"; and
  "Item 4. Information on the Company—Business Overview—Regulation of Electricity Generation in Chile, Colombia, Argentina and the Dominican Republic".

      Our TermoAndes and InterAndes facilities are included in Chilean operations, given that currently they receive revenue only from the Chilean market. The results of our Chilean operations are separated between the two primary electric systems, the SIC and SING. Colombian operations correspond to our subsidiary Chivor.

Operating Revenues

      The following table shows operating revenue information for the years ended 2002, 2003 and 2004:

		For the Year Ended December 31,

	2002		2003		2004

		(in millions of Ch$, except percentages)
Operating Revenues
Chile(1)		%		%		%

Regulated electricity sales	127,423	33.2	129,115	34.8	152,841	39.1
Unregulated electricity sales	116,381	27.8	115,345	31.1	99,984	25.6
Spot sales in the SIC(2)	(1,575)	(0.4)	158	-	11,397	2.9
Spot sales in the SING(2)	19,915	7.8	15,668	4.2	18,649	4.8

Total	262,143	68.3	260,285	70.1	282,870	72.4
Colombia	0
Contractual electricity sales	47,651	12.4	40,203	10.8	41,577	10.6
Spot sales	36,005	9.4	40,427	10.9	31,722	8.1

Total	83,656	21.8	80,631	21.7	73,298	18.8

Total Electricity	345,798	90.1	340,916	91.8	356,168	91.1

Other	37,814	9.9	30,474	8.2	34,645	8.9

Total	383,613	100.0	371,390	100.0	390,813	100.0

________________________________________
(1)	Includes revenue from electricity generation. Sales of coal and services are included in "Other".

(2)	Includes revenue related to annual electrical capacity reconciliation settlement payments that are determined by the CDECs in each system at the end of every year. These payments may be positive if we receive capacity payments in excess of the amount provisioned, or negative as was the case in the SIC in 2001 and 2002, when we paid for electricity capacity in excess of the amount provisioned.

      The following table provides information about our sales volume of energy and capacity in 2002, 2003 and 2004:

	For the Year Ended December 31,

	2002		2003		2004

	Energy	Capacity	Energy	Capacity	Energy	Capacity
	(GWh)	(MW/month)	(GWh)	(MW/month)	(GWh)	(MW/month)

Sales Volume
Chile	9,409	16,050	9,496	16,277	10,265	17,860
Regulated	5,039	9,279	4,875	8,842	5,539	9,510
Unregulated	3,690	5,417	3,905	5,457	3,909	6,448
Spot sales in the SIC	31	153	8	—	135	0
Spot sales in the SING	649	1,201	708	1,978	683	1,902
Colombia	6,339	—	6,354	—	5,974	—
Contract sales	2,491	—	3,079	—	2,788	—
Spot sales	3,848	—	3,274	—	3,187	—
Total	15,748	16,050	15,850	16,277	16,240	17,860

2004 Compared to 2003

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

      For the year ending December 31, 2004, our consolidated operating revenue totaled Ch$390,813 million, Ch$19,423 million higher than the revenue of Ch$371,390 million recorded during the same period in 2003. This increase is mainly due to higher revenues of:

  Ch$23,207 million from regulated customers, Chilectra and Chilquinta, due to higher volume sold and higher regulated prices,

  Ch$14,220 million from spot market sales principally as a result of higher generation, and

  Ch$4,170 from fuel, services and other sales.

      This revenue increase was partially offset by lower revenue recorded by:

  lower sales by Chivor of Ch$7,333 million related to the reduction in spot and frequency regulation sales,

  lower sales to unregulated customer Escondida of Ch$5,680 million related to the new contractual terms effective since July 2004, and lower energy and capacity sales to other customers of Ch$9,162 million.

     The contribution to total sales in the different markets where AES Gener operates was as follows: SIC 50%, SING 21%, Colombia 19%, other electric services 9% and fuel and other sales 1%.

      Chile

     Revenue from the sale of energy and capacity in the Chilean electric sector increased by Ch$19,631 million to Ch$279,487 for the year ended December 31, 2004 from Ch$259,856 million for the same period in 2003 as explained below.

      Sistema Interconectado Central (SIC)

     Physical sales of electricity in the SIC during 2004 increased by 11% from 6,679 GWh for the year ending December 31, 2003 to 7,414 GWh for the year ending December 31, 2004 as a result of higher sales to regulated clients (increase of 664 GWh), the CDEC-SIC (increase of 127 GWh) and mandatory sales to distribution companies without purchase contracts (increase of 14 GWh). This increase was offset by a reduction in sales to unregulated clients (decrease of 74 GWh), principally due to the expiration of the contract with Hidroeléctrica Guardia Vieja S.A.

     In 2004, revenue generated by the electricity business sales in the SIC increased to Ch$196,010 million, which is Ch$24,210 million higher than the Ch$171,800 million registered during 2003. This increase is mainly explained by higher energy sales revenue of Ch$23,841 million in 2004 as a consequence of higher physical energy sales, which increased by 735 GWh, primarily related to the Argentine natural gas curtailments which reduced the production of the system’s combined-cycle units and increased the production of other thermoelectric units, such as our coal plants. The average price was also 8.3% higher than in the same period in 2003. In 2004, energy sales revenue totaled Ch$142,035, compared to Ch$118,194 in the same period in 2003. Capacity sales revenue also increased by Ch$368 million from Ch$53,607 million in the year ending December 31, 2003 to Ch$53,975 million in the same period in 2004, as explained by the increase of 1,268 MW in the quantity sold which was offset by a 9% decrease in the average sales price.

      Sistema Interconectado del Norte Grande (SING)

     Physical energy sales in the SING during the year ended December 31, 2004 were higher than the level recorded in the same period in 2003, increasing from 2,817 GWh in 2003 to 2,851 GWh in 2004, as a result of higher sales to the Zaldívar, Lomas Bayas and Escondida mining companies (an increase of 59 GWh) which was partially offset by lower sales to the CDEC-SING (a decrease of 25 GWh).

     Revenue generated by AES Gener and Norgener's operations in the SING decreased Ch$4,579 million from Ch$88,056 million for the year ending December 31, 2003 to Ch$83,477 million for the year ending December 31, 2004. This variation is explained mainly by the decrease in capacity sales revenue of Ch$13,765 million and was offset by an increase in energy sales revenue of Ch$9,187 million. Capacity sales revenue decreased, when compared to 2003, as a result of higher revenue from the firm capacity settlement which was received during February 2003 of Ch$2,422 million and lower capacity sales revenue in 2004 of Ch$10,975 million associated with the reduction in the average sales price, despite the increase of 319 MW in the volume sold, which is principally explained by the new terms in the contract with Escondida which became effective in July 2004. The increase in energy sales is due to a higher average sales price.

      Colombia

      Sistema Interconectado Nacional Colombiano (SIN)

     Chivor's revenue for the year ending December 31, 2004 decreased by Ch$7,334 million from Ch$80,682 million to Ch$73,348 million as a consequence of lower spot and frequency regulation sales equal to Ch$8,706 million compared to the same period in 2003, offset by higher contractual revenue of Ch$1,373 million due to an increase in the sales price.

      Additionally, physical energy sales in 2004 decreased by 380 GWh with respect to sales in the same period in 2003, principally due to lower contractual and frequency regulation sales. In Colombian pesos, the average contract sales price increased by 8% from Col$74/kWh (US$25.6/MWh) to Col$80/kWh (US$30.5/MWh) and the average spot price also decreased by 4% from Col$67/kWh (US$23.3/MWh) to Col$64/kWh (US$24.5/MWh) during 2003 and 2004, respectively.

      Other Revenue

     Other revenue from electricity related business increased by Ch$2,953 million, from Ch$430 million for the year ending December 31, 2003 to Ch$3,383 million for the year ending December 31, 2004, principally due to higher revenue related to the renegotiation of the energy transmission contract with Escondida.

     Revenue from other businesses for the year ending December 31, 2004 was Ch$34,645 million, representing an increase equal to Ch$4,171 million compared to Ch$30,474 million recorded for the year ending December 31, 2003. This increase is explained in part by higher overall coal sales of Ch$2,912 million as a result of higher coal sales to third parties of

Ch$6,216, which was offset by lower coal sales of Ch$3,304 million to equity-method investee, Eléctrica Guacolda. This related company purchased coal directly from suppliers during 2004, while in 2003 it assigned fuel purchases through bid processes, some of which were awarded to AES Gener. Additionally, other businesses revenue increased as a result of higher gas sales to third parties of Ch$1,846 million and higher miscellaneous revenue in the amount of Ch$1,265 million. Lower steam sales of Ch$1,853 million partially offset the overall other business revenue.

2003 Compared to 2002

      Our consolidated operating revenue decreased by Ch$12,223 million to Ch$371,390 million in 2003 from Ch$383,613 million in 2002. This decrease was mainly due to:

  a Ch$3,135 million decrease in revenue from energy and capacity sales in Chile, attributable to higher capacity reconciliation settlement payments received during the first quarter of 2002,

  a Ch$6,063 million decrease in revenue from fuel sales, consulting services and other sales to third parties, and a Ch$3,025 million decrease in revenue in the Colombian electricity sales market.

      Although U.S. dollar-denominated revenue in Colombia increased significantly, reductions in the exchange rate resulted in decreased peso-equivalent revenue. Electrical capacity reconciliation settlement payments are determined by the CDECs in each of the SIC and the SING at the beginning of each year with respect to the prior year, may be positive or negative in any given year and are applied to revenue in the year of determination.

      In 2003, the contributions to total sales in the different markets in which we operate were as follows: SIC 46%, SING 24%, Colombia 22%, and fuel sales and technical assistance to third parties 8%.

      Chile

      Our revenue from the sale of energy and capacity in the Chilean electricity sector decreased by Ch$2,287 million to Ch$259,856 million in 2003 from Ch$262,143 million in 2002 for the reasons described below.

      Sistema Interconectado Central (SIC)

      Revenue from our electricity operations in the SIC were Ch$171,800 million in 2003, as compared to Ch$166,344 million in 2002, primarily due to an increase in capacity sales. Revenues from capacity sales increased by Ch$4,267 million in 2003 primarily as the result of higher prices, as physical sales of capacity remained virtually unchanged in 2003. Revenues from energy sales in the SIC increased by Ch$1,189 million in 2003 primarily due to an increase in sales to distribution companies without long term contacts and a 1% increase in physical sales of electricity, which was partially offset by a 0.9% decrease in the average sale price per unit sold. The increase in physical sales was due to increased sales to Chilectra of 188 GWh, partially offset by decreased sales to Chilquinta of 81 GWh.

      Sistema Interconectado del Norte Grande (SING)

      Revenue generated by our activities in the SING decreased by Ch$7,743 million to Ch$88,056 million in 2003 from Ch$95,799 million in 2002. This decrease was primarily due to a decrease in capacity revenue of Ch$5,909 million, which resulted primarily from the Ch$10,013 million net effect of an extraordinary capacity reconciliation settlement for the years ended 2000 and 2001 that positively affected our operating income in the first quarter of 2002. The reconciliation settlement adjusted 2000 and 2001 capacity payment distributions among SING generators, and it is not expected to occur in the future. Energy sales also decreased by Ch$1,849 million in 2003 due to a decrease in the average sale price.

      Colombia

      Sistema Interconectado Nacional Colombiano (SIN)

      Chivor’s revenue decreased by Ch$3,059 million to Ch$80,682 million in 2003 from Ch$83,741 million in 2002, mainly due to exchange rate declines. Although U.S. dollar-denominated revenues in Colombia increased significantly, peso-equivalent revenue decreased. U.S. revenue denominated in dollars but paid in Colombian pesos increased, mainly as a result of higher revenue from services provided for transmission frequency regulation. This higher revenue was partially offset by a 523 GWh decrease in physical sales in 2003, mainly due to lower physical sales on the spot market. Although in Colombian pesos the average spot market price increased to Col$67/kWh in 2003 from Col$49/kWh in 2002, and the average sale price to contracted customers increased to Col$74/kWh in 2003 from Col$65/kWh in 2002, these increases were insufficient to offset the overall decrease in physical sales. Average Colombian peso sale prices increased in 2003 due to the effects of the El Niño weather phenomenon, which caused a reduction in hydrological resources in almost the entire Colombian system.

      Other Revenue

      Our other revenue is comprised mainly of coal and natural gas sales to third parties and steam sales to industrial clients through our subsidiary, Energía Verde. Other revenue decreased by Ch$7,340 million to Ch$30,474 million in 2003 from Ch$37,814 million in 2002. This decrease was primarily due to a Ch$8,021 million decrease in coal sales to industrial customers combined with a Ch$1,763 million decrease in sales to Guacolda. Partially offsetting this reduction was an increase in sales from other services of Ch$2,444 million. In terms of sales volume, tonnage decreased by approximately 132 thousand metric tons, as a result of lower sales to industrial clients. Large volumes of coal are sold in bidding processes. Therefore, fluctuations in quantities sold may vary from year to year.

      Operating Expenses

      The following table provides our operating expense information for the years ended 2002, 2003 and 2004:

		Year Ended December 31,

	2002		2003		2004

		(in millions of Ch$, except percentages)
Variable Costs:		%		%		%

Purchases of energy	65,712	27.4	74,834	31.0	71.490	27.1
Purchases of capacity	14,258	5.9	13,094	5.4	8,065	3.1
Use of transmission system	12,508	5.2	12,271	5.1	14,186	5.4
Fuel consumption	36,871	15.4	45,198	18.7	75,558	28.7
Costs of fuel sales	27,698	11.5	18,409	7.6	21,097	8.0
Costs of technical consultants and other	9,758	4.1	6,853	2.8	9,546	3.6

Total Variable Costs	166,806	69.5	170,659	70.8	199,941	75.9

Fixed Costs:
Energy production	21,816	9.1	23,408	9.7	18,934	7.2
Depreciation	51,317	21.4	47,130	19.5	44,679	17.0

Total Fixed Costs	73,133	30.5	70,538	29.2	63,613	24.1

Total Operating Expenses	239,938	100.0	241,197	100.0	263,554	100.0

2004 Compared to 2003

      For the year ending December 31, 2004, operating costs increased by 9.3% (Ch$22,357 million). As discussed below, this increase was principally related to the increase in costs associated with fuel consumption and sales, transmission system tolls and other operating costs, which was partially offset by lower costs related to energy and capacity purchases.

      Variable Costs

     Our variable costs consist primarily of purchases of electricity and capacity on the spot market, fuel consumption, mainly natural gas by Eléctrica Santiago and TermoAndes, and purchases of coal by AES Gener S.A. and Norgener. From 2003 to 2004, our variable costs increased by Ch$29,282 million, as explained by: the increase in fuel consumption of Ch$30,359 million associated with higher generation from AES Gener and its subsidiaries' thermoelectric plants, which is primarily due to dryer hydrology and lower natural gas availability, higher fuel sale costs of Ch$2,688 million and higher transmission costs and other electric business operating costs of Ch$4,608 million. This increase was partially offset by lower energy purchases of Ch$3,344 million and lower capacity purchases of Ch$5,029 million.

      Chile

     Thermoelectric generation by AES Gener and its Chilean subsidiaries totaled 6,387 GWh during 2004 as compared to 4,956 GWh during the previous year. The increase in generation is due to lower hydrological reserves and lower gas availability during 2004. AES Gener and its subsidiaries' total generation (thermoelectric and hydroelectric) in the SIC and SING was 7,812 GWh, compared with 6,371 GWh in 2003.

     Variable costs for our Chilean Operations consist primarily of purchases of energy and capacity on the spot market in the SIC and the SING and fuel consumption. Our energy purchase costs in the year ending December 31, 2004 in Chile increased by Ch$6,863 million compared to the same period in the previous year. In the SIC, purchases increased by Ch$8,777 as a result of an average purchase price 28.6% higher than in 2003, which was principally associated with lower hydroelectric generation during the first few months of the year and natural gas curtailments. Partially offsetting this increase was a 55 GWh reduction in the volume purchased. In the SING, energy purchase costs decreased by Ch$1,913 million due to a reduction of 296 GWh in the volume purchased, although the average purchase price was 29% higher than in 2003.

     Our capacity purchase costs in Chile decreased by Ch$5,029 million. In the SIC, these costs decreased by Ch$6,674 million when compared to the same period in 2003, as a consequence of the Ch$8,016 million reduction in firm capacity reconciliation payments for the period from 2000 to 2004 based on the resolution by the Experts Panel. This cost reduction was partially compensated by higher purchases of Ch$1,342 as a result of an increase in the average purchase price, despite a reduction in the quantity purchased. In the SING, capacity purchases increased by Ch$1,644 million as a result of the increase of Ch$2,711 million in Norgener's firm capacity reconciliation payments for 2003 and 2004. Partially offsetting this increase was a reduction of Ch$1,067 million in capacity purchases associated with a reduction in the quantity purchased.

      Colombia

     Generation during the year ending December 31, 2004 was 4,229 GWh as compared to 3,818 GWh during the same period in 2003. This increase in generation resulted from the implementation of a new commercial policy which improved the management Chivor's reservoir.

     Variable costs for our Colombian Operations consist primarily of purchases of energy on the spot market. In 2004, variable operating costs decreased by Ch$9,149 million, from Ch$37,931 million to Ch$28,782 million principally as a result of the decrease in energy purchase costs of Ch$10,207 million, driven by lower energy purchases of 864 GWh despite an average energy price in Colombian pesos approximately 3% lower than in the same period in 2003. However, costs related to frequency regulation and other services increased by Ch$1,058 million.

      Fixed Costs

     Fixed costs decreased by Ch$6,925 million from Ch$70,538 million in 2003 to Ch$63,613 million in 2004, mainly due to lower depreciation and production costs as a result of a lower exchange rate effect related to foreign subsidiaries' costs.

2003 Compared to 2002

      Operating expenses increased by Ch$1,259 million to Ch$241,197 million in 2003 from Ch$239,938 million in 2002 primarily as a result of an increase in variable costs partially offset by a decrease in fixed costs, as explained in greater detail below. Costs of our subsidiaries in Colombia and Argentina are recorded in accordance with Boletín Técnico No. 64 of the Colegio de Contadores de Chile, or the Chilean Accounting Board, which requires certain investments to be accounted for in U.S. dollars.

      Variable Costs

      Variable costs increased by Ch$3,853 million to Ch$170,659 million in 2003 from Ch$166,806 million in 2002, primarily as the result of a Ch$9,122 million increase in electricity purchases and a Ch$8,327 million increase in fuel consumption, partially offset by a Ch$9,289 million decrease in the cost of fuel sales and a decrease in capacity purchases of Ch$1,163 million.

      Chile

      Variable costs for our Chilean Operations increased by Ch$5,767 million to Ch$132,728 million in 2003 from Ch$126,961 million in 2002.

      Energy purchases in the SIC increased by Ch$7,232 million in 2003 as compared to 2002 due to an increase in the average purchase price partially offset by a 2.3%, or 690 GWh, decrease in the amount of energy purchased. During 2003, our thermal generation in the SIC increased to 2,925 GWh from 2,146 GWh during 2002, but was partially offset by 136 GWh decrease in hydroelectric generation in 2003, mainly due to the maintenance and repair of our Alfalfal plant. Capacity purchases in the SIC decreased by Ch$383 million in 2003 as compared to 2002 due to the positive net effect of capacity reconciliation payments and a 4% (245 MW) decrease in amounts purchased.

      Energy purchases in the SING increased by Ch$1,681 million and 235 GWh in 2003 as compared to 2002, mainly as a result of the unexpected generation of Norgener’s units in 2002. In the SING, net generation (gross generation less own consumption) decreased by 20 GWh to 2,031 GWh in 2003 from 2,051 GWh in 2002. This decrease was caused by lower generation of Norgener, which was partially offset by the 180 GWh increase in generation by our TermoAndes plant due to a regulatory change in June 2003 that increased the maximum level of dispatch for combined-cycle units operating in the SING from 220 MW to 240 MW during peak periods. The increase was partially offset by a 155 GWh decrease in generation by Norgener, which substantially increased its generation during the second quarter of 2002 as a result of the interruption of a natural gas pipeline supplying northern Chile. Capacity purchases in the SING decreased by Ch$819 million in 2003 as compared to 2002 due to the positive net effect of Norgener’s capacity reconciliation settlements and a decrease in the average purchase price.

      Fuel consumption increased by Ch$8,327 million in 2003 as compared to 2002 due to an 804 GWh increase in thermal generation, primarily as the result of a 541 GWh increase in generation by Eléctrica Santiago due to higher requirements imposed by the SIC.

      Colombia

      Variable costs for our Colombian Operations decreased by Ch$1,913 million to Ch$37,931 million in 2003 from Ch$39,844 million in 2002, mainly due to lower costs of technical assistance, connection costs and expenses related to an environmental tax (Law No. 99) that is imposed on the amounts of energy generated during the year. A 193 GWh increase in energy purchases in 2003 was partially offset by a decrease in exchange rates resulting in lower peso-equivalent amounts.

      Fixed Costs

      Our fixed costs consist primarily of maintenance costs and salaries of technical personnel. Fixed costs decreased by Ch$2,595 million to Ch$70,538 million in 2003, from Ch$73,133 million in 2002. The decrease was the result of a decrease in depreciation of Ch$4,187 million, mainly due to the exchange rate effect on our foreign subsidiaries, Chivor and TermoAndes, partially offset by an increase in operating and maintenance fixed costs of Ch$1,592 million.

Administrative and Selling Costs

      2004 Compared to 2003

      Our administrative and selling costs consist primarily of administrative personnel salaries, services rendered by third parties and insurance premiums. Administrative and sales costs decreased by Ch$11 million from Ch$17,491 million for the year ended December 31, 2003 to Ch$17,480 million for the same period in 2004. This decrease principally results from lower insurance, third party services, computer systems and communication costs that in the aggregate amounted Ch$3,147 million, which was partially offset by higher wages, social benefits, taxes and other costs together totaling Ch$3,136 million.

      2003 Compared to 2002

      Administrative and selling expenses decreased by Ch$4,158 million to Ch$17,491 million in 2003 from Ch$21,649 million in 2002. This decrease was mainly due to a Ch$4,273 million decrease in services rendered by third parties and in other items relating to legal and advisory fees incurred in connection with Chivor's debt refinancing during 2002. This reduction was offset by a Ch$734 million increase in insurance costs and information technology systems and communications expenses.

Operating Income

      2004 Compared to 2003

      For the year ending December 31, 2004, AES Gener reported positive consolidated operating income of Ch$109,778 million which was Ch$2,924 million lower than the consolidated amount of Ch$112,702 million recorded in the same period in 2003. This difference is principally explained by the higher dispatch of AES Gener and its subsidiaries' thermoelectric plants which increased fuel consumption costs. This decrease in operating income was partially offset by higher revenue received from regulated customers, the net effect of the firm capacity reconciliation payments, the transmission contract with Escondida in the amount of Ch$6,439 million and the income of Ch$3,211 million from the settlement agreement reached between Eléctrica Santiago and General Electric related to the termination of the construction contract between the parties.

      2003 Compared to 2002

      Operating income decreased by Ch$9,324 million to Ch$112,702 million in 2003 from Ch$122,026 million in 2002. This decrease was primarily due to a higher capacity settlement of Ch$8,426 million in 2002, as a result of the extraordinary impact on operating income in the first quarter of 2002 resulting from a Ch$10,013 million capacity reconciliation settlement in the SING for 2000 and 2001. In addition, in 2003 there was an increase in the average energy purchase price in the SIC and higher fuel consumption, offset by higher income from capacity sales.

Non-Operating Income

      The following table sets forth non-operating income information for the years ended 2002, 2003 and 2004:

	For the year ended December 31,

	2002	2003	2004

	(in millions of constant Ch$)
Interest income	37,223	23,363	5,717
Other non-operating income	6,972	2,946	9,603

Total non-operating income items	44,195	26,309	15,320

      2004 Compared to 2003

      Total non-operating income for the year ended December 31, 2004 decreased by Ch$10,989 million with respect to the amount recorded for the same period in 2003. This variation is explained principally by lower financial income of Ch$17,646 million related to the accrual of interest on an intercompany account receivable between AES Gener and its parent company, Cachagua, which was repaid on February 27, 2004. Other negative effects contributing to the decrease in non-operating income included a reduction of Ch$818 million principally associated with a write-off of debt recorded by TermoAndes in 2003. Offsetting these reductions was higher non-operating income of Ch$6,657 million as result of the positive effect of Ch$5,470 million related to sale of the Nacimiento steam plant and the Colombian coal mine Carbones del Cesar in the third quarter of 2004, reversal of Chivor's income tax provision of Ch$1,162 million, and other positive effects of Ch$843 million.

      2003 Compared to 2002

      Our non-operating income decreased by Ch$17,886 million to Ch$26,309 million in 2003 from Ch$44,195 million in 2002. This decrease was primarily due to a Ch$13,860 million decrease in financial income, a decrease in exchange rates and a decrease in interest income related to the intercompany loan between AES Gener and Cachagua. On May 15, 2003, the interest rate of the account was reduced from 21.14% to 10%. Furthermore, the outstanding balance of US$310 million as of June 30, 2003 was reduced to US$288 million as the result of an amortization payment from Cachagua with the proceeds from our dividend payment on August 5, 2003. As of December 31, 2003, the outstanding balance of this intercompany account, including accrued interest, was US$294 million. Our other non-operating income decreased by Ch$4,026 million, primarily as a result of Ch$2,496 million in revenues that we received from the sale of our headquarters and other properties in 2002.

Non-Operating Expenses

      Our non-operating expenses consist primarily of interest expenses, expenses related to the issuance of debt, non-conversion premiums and provisioned losses related to the sales of assets. The following table sets forth our non-operating expense information for the years ended December 31, 2002, 2003 and 2004:

	For the year ended December 31,

	2002	2003	2004

	(in millions of constant Ch$)
Financial expenses	75,278	56,227	52,808
Other non-operating expenses	30,911	16,169	18,502

Total non-operating expense items	106,189	72,396	71,310

      2004 Compared to 2003

     For the year ending December 31, 2004, total non-operating expenses decreased by Ch$1,086 million compared to the same period in 2003 due to lower financial expenses of Ch$3,419 million which was offset by higher non-operating expenses of Ch$2,333 million as set forth below. The decrease in financial expenses is related to our lower level of indebtedness as a result of the financial restructuring carried out in the first half of 2004.

      Non-operating expenses in 2004 increased as a result of higher losses in forward contracts and swap agreements of Ch$3,793 million, an increase in amortization of Ch$2,627 million associated with the placement expenses of new debt, an increase in the provision associated with the premium for non-conversion of bonds of Ch$1,788 million, a new provision related to litigation with Cordex Petroleums Inc. of Ch$1,282 million and other non-operating expenses of Ch$887 million. This loss was partially compensated by lower provisions related to the retirement of fixed assets, materials and other items of Ch$3,904 million, a reduction of Ch$1,464 million in the provision related to the interest rate swap previously held by subsidiaries TermoAndes and InterAndes (see “Liquidity and Capital Resources—Balance Sheet Restructuring”) and a decrease in other non-operating expenses of Ch$2,677 million.

      2003 Compared to 2002

      Our financial expenses decreased by Ch$19,051 million to Ch$56,227 million in 2003 from Ch$75,278 million in 2002, mainly due to the lower interest rate applied to Chivor's credit obligations and debt amortizations since December 2002 and to lower interest rates applied to our credit obligations with financial institutions, including Energy Trade, Norgener, TermoAndes and InterAndes.

      Our other non-operating expenses in 2003 decreased by Ch$14,742 million to Ch$16,169 million in 2003 from Ch$30,911 million in 2002. This decrease was due to provisions and losses of Ch$7,308 million recorded during 2002 for the sales of our subsidiaries, Oil Gener, Carbones del Cesar, Ecogener and Explotaciones Sanitarias S.A. and our Fell Block assets a decrease of Ch$3,685 million in provisions for the non-conversion premium of our convertible notes as a result of lower exchange rates in 2003 as compared to 2002 and a reduction related to the write of debt associated with sale of Hidroeléctica Piedra del Aguila S.A. in Argentina in 2002 and other miscellaneous expenses of Ch$4,760. These amounts were partially offset by provisions of Ch$1,463 million in 2003 relating TermoAndes and InterAndes’ interest rate swap agreements. As of December 31, 2003, the credit was overhedged and, according to Chilean accounting rules, we needed to recognize any gain or loss for the portion that was contracted for in excess.

Investments in Equity-Method Investees (1)

		For the year ended
		December 31,

	2002	2003	2004

	(in millions of constant Ch$)
Gains from investment in equity-method investees	1,844	10,082	4,593
Loss from investment in equity-method investees	(2,239)	(19)	(23)
Amortization of goodwill	(1,020)	(772)	(522)

Net income (loss) from equity-method investees (net of amortization of
goodwill and negative goodwill)	(1,415)	9,291	4,048

(1)	As of January 1, 2004, we changed the definition of equity-method investees to comply with SVS Official Circular 1,697. At December 31, 2003, equity-method investees were companies in which we had an ownership interest between 10% and 50%. At December 31, 2004, equity-method investees were companies in which we had ownership participation between 20% and 50%. Therefore, the December 31, 2004 data may not be comparable to prior periods.

      2004 Compared to 2003

      The contribution from investments in related companies decreased by Ch$5,243 million, principally as a result of a negative variation in the net income of Guacolda, which was offset by a positive variation in the net income of Itabo, and the different accounting criteria applied to our investments in Gasoducto GasAndes and Gasoducto GasAndes Argentina, which reclassified our ownership interest in these companies from “equity-method investees” to “investments in other companies”.

     For the year ending December 31, 2004, Guacolda registered net income of Ch$5,453 million which negatively compares with net income recorded in the same period in 2003 in the amount of Ch$16,195 million. Operating income recorded a negative variation of Ch$3,157 million, mainly due to higher fuel consumption costs of Ch$4,351 million and higher energy purchase costs of Ch$1,399 million, which were partially compensated by higher energy and other revenue of Ch$1,399 million. Additionally, non-operating income decreased from positive earnings of Ch$3,513 million in 2003 to a loss of Ch$5,155 million in the same period in 2004, as a consequence of a higher exchange rate effect of Ch$8,392 million.

     Itabo, in which AES Gener has 25% ownership participation, registered net income of Ch$7,221 million in 2004, as compared with net income of Ch$4,600 million in 2003. This variation is a result of an increase in operating income of Ch$692 million, higher non-operating income of Ch$706 million and a decrease in income taxes of Ch$1,173.

      2003 Compared to 2002

      Income from equity-method investees increased by Ch$10,706 million to Ch$9,291 million in 2003 from a loss of Ch$1,415 million in 2002 principally due to a Ch$7,259 million increase in equity income from Guacolda and a Ch$3,030 million increase in equity income from Itabo.

      During 2003, Guacolda recorded profits of Ch$16,195 million, while in 2002 it recorded profits of Ch$1,678 million. This difference was mainly due to a Ch$23,890 million increase in non-operating income resulting from the positive effects of exchange rates as a result of the reduction its U.S. dollar-denominated debt and a price-level restatement of Ch$22,576 million as compared to 2002 explained by the variance in the Chilean Consumer Price Index, or CPI factor, discussed below. Guacolda's operating income decreased by Ch$7,766 million in 2003 primarily due to a Ch$2,870 million increase in fuel consumption and a Ch$1,568 million increase in energy and capacity purchases.

      Itabo recorded profits of Ch$4,600 million in 2003 as compared to losses of Ch$7,516 million in 2002. The improvement was primarily due to a Ch$5,414 million increase in revenues due to more favorable energy and capacity sales agreements in terms of both volumes of physical sales and prices. In addition, Itabo sold electricity to the spot market in 2003 as a result of the higher availability and higher dispatch of its steam-coal units during the year.

Price-Level Restatement

     We are required under Chilean GAAP to restate non-monetary assets and liabilities, equity and income and expense accounts to reflect changes in the CPI from the date they were acquired or incurred to the end of the period. During inflationary periods, monetary items generate a gain or loss in purchasing power depending upon the currency in which they are denominated. Non-monetary assets and liabilities are restated so as to correct the effect of inflation and remain constant in real terms from period to period. Under Chilean GAAP, liabilities in foreign currency or denominated in UFs are considered to be non-monetary, and all resulting foreign exchange adjustments and indexation are included in the price-level adjustment account. See note 1(b) to our audited consolidated financial statements.

     Non-monetary assets and liabilities are generally restated using the CPI published by the Chilean National Institute of Statistics. Monetary assets and liabilities are not adjusted, because their amounts are fixed by contract or otherwise in terms of currency regardless of changes in specific prices or in the general price level. Holders of monetary assets and liabilities lose or gain general purchasing power during periods of inflation. Monetary assets and liabilities in foreign currency are stated at closing exchange rates and are affected by the relationship between local inflation and the exchange rate of the local currency with the U.S. dollar.

           The effects of monetary restatement are summarized below in millions of Chilean pesos. The year-end values for December 31, 2002 and 2003 have been price-level restated to December 31, 2004.

	Year ended December 31,

	2002	2003	2004

Credit (charge) to income	(in millions of Ch$)

Property, plant and equipment	21,932	7,116	17,038
Other assets in local currency	19,813	5,974	14,233
Other assets in foreign currency	13,708	(24,722)	12,331
Liabilities in foreign currency	(30,446)	11,971	(7,279)
UF Indexed liabilities	(15,837)	(5,332)	(11,061)
Shareholders' equity	(22,239)	(7,977)	(19,762)

Net balance sheet effect reflected in income	(13,068)	(12,971)	5,501

Net price-level restatement of income statement accounts	(2,213)	(172)	(925)
Net losses due to foreign exchange differences	(3,278)	(804)	(2,332)

Credit / (Charge) to income	(18,559)	(13,946)	2,244

      Net Non-Operating Loss

      2004 Compared to 2003

     Our non-operating loss of Ch$49,698 million in 2004 was Ch$1,044 million lower than the loss of Ch$50,742 million recorded in 2003. This variation is explained principally by a positive exchange rate effect of Ch$16,605 million, higher non-operating income of Ch$6,657 million related to asset sales and lower interest expenses of Ch$3,419 million. Offsetting this decrease was lower financial income of Ch$17,646 million related to the intercompany account receivable with Cachagua which was repaid in 2004, lower earnings by equity-method investees and related companies of Ch$5,489 million and higher other non-operating expenses of Ch$ 2,333 million.

      2003 Compared to 2002

      We had a non-operating loss of Ch$50,742 million in 2003, which was Ch$31,226 million lower than the Ch$81,968 million non-operating loss in 2002. The decrease was mainly due to a Ch$19,051 million decrease in interest expenses and a reduction of Ch$14,742 in other non-operating expenses. In addition, financial income decreased by Ch$13,860, Offsetting these reductions were higher contributions to net income from equity-method investees of Ch$10,706 million and a positive price-level restatement of Ch$4,613.

      Income Taxes

      2004 Compared to 2003

     Income tax increased by Ch$13,628 million from Ch$4,867 million in the year ending December 31, 2003 to Ch$18,495 million in 2004. This increase is mainly due to higher income tax of Chivor due to the 14% appreciation of the Colombian peso during 2004 compared to a 3% appreciation in the same period in 2003, resulting in the generation of lower tax losses in U.S. dollars as Chivor’s tax loss carryforwards were extinguished. Additionally, higher income from the sale of assets by Energía Verde in 2004 also increased income tax.

      2003 Compared to 2002

      A higher income tax provision of Ch$4,867 million was recorded in 2003 as compared to a provision of Ch$1,705 million in 2002. This higher provision in 2003 relates to a lower tax loss carryforwards due to a lower peso devaluation of 6.1% in compared to 17.4% in 2002

B. Liquidity and Capital Resources

Cash Flow Analysis

      As an electricity generation company with our primary market located in Chile, our operational cash flows are relatively stable and generally are only subject to significant variations under extreme hydrological conditions. Our primary operating revenue comes from our two principal products, electrical energy and capacity, which are both sold under contracts to regulated and unregulated customers and on the spot market. Since The AES Corporation acquired us at the end of 2000, two significant cash flow items related to asset sales and personnel benefits as a result of a staff reduction were recorded in 2001 and 2002 as part of a restructuring plan that has been completed. Additionally, since that time, one of our principal objectives has been the restructuring of our outstanding debt. In terms of our long-term financing cash flow, in 2004 we successfully completed a major balance sheet restructuring which is detailed below.

Balance Sheet Restructuring

      In connection with our recent debt restructuring plan, on November 30, 2004, Chivor completed a US$253 million refinancing. As a part of the refinancing, Chivor completed the sale of US$170 million of 9.75% Senior Secured Notes due in 2014 pursuant to Rule 144A Regulation S of the U.S. Securities Act of 1933 (the “Securities Act”). At the same time, Chivor also closed a local peso-denominated syndicated Colombian bank facility for approximately US$83 million with a 7-year maturity and quarterly principal payments. Chivor used the net proceeds of the new notes, together with the net proceeds of the bank facility and available cash, to repay in full Chivor’s outstanding syndicated loan facility of approximately US$260 million.

     On November 26, 2004, Norgener refinanced a US$29 million supplier credit agreement with the proceeds from a US$29 million bank facility. This refinancing allowed Norgener to reduce interest expenses and to extend by two years (to 2009) the final maturity of its obligations.

      On June 19, 2004, we completed our capital increase represented by a total of 714,084,243 shares of common stock totaling Ch$62,268 million (the equivalent of US$98 million at the time the capital increase transactions occurred). Pursuant to the capital increase, Inversiones Cachagua Limitada, or Cachagua, a 99.9% indirectly owned subsidiary of The AES Corporation, subscribed to 713,000,000 shares of our common stock on May 20, 2004, increasing its ownership from 98.65% to 98.79% . Therefore, The AES Corporation is currently the owner of 98.79% of our total capital through Cachagua. The proceeds of the capital increase were used in part to fund a portion of the cash tender offers and note redemptions described below.

      On April 16, 2004, we completed the restructuring of the debt of our Argentine subsidiaries, TermoAndes and InterAndes, as well as the termination of the interest rate swaps covering this debt. The lenders and swap counterparties received an up-front payment that was funded with US$36.3 million of cash held in TermoAndes’ and InterAndes’ trust accounts and a cash contribution of US$25.7 million made by AES Gener. In exchange, the lenders and swap counterparties extended a new loan to AES Gener to enable it to repurchase the original notes and repay the swap termination fee, the balance of which in each case was reduced by the up-front payment described above. The loan is comprised of two tranches, A and B, both of which contain monthly principal and interest payments. Tranche A, in the amount of US$77.2 million, is related to the outstanding principal under the original notes and will be amortized from 2004 to 2010. Tranche B, in the amount of US$7.2 million, is related to the mark-to-market amount for the terminated interest rate swap agreements and will be amortized from 2004 to 2007. The interest rate for both tranches is equal to LIBOR plus a variable spread which increases semiannually. Additionally, the loan agreement provided that the remaining debt owed to Bank of America, in the amount of US$9.1 million, be repaid on June 30, 2004, which payment was made. As of December 31, 2004, we had US$77.2 million outstanding under both tranches of the new loan.

      On March 22, 2004, we consummated the issuance of US$400 million aggregate principal amount of 7.50% senior notes due 2014. The note offering was made only to qualified institutional buyers in compliance with Rule 144A under the Securities Act, as amended, and to persons outside the United States under and in compliance with Regulation S of the Securities Act, as amended. Pursuant to the registration rights agreement governing the notes, we subsequently filed a registration statement with the Securities and Exchange Commission, or the SEC, which was declared effective on November 24, 2004. Our offer to exchange the outstanding unregistered 7.50% senior notes due 2014 for a like principal amount of notes registered under the Securities Act closed on January 21, 2005. In connection with this offer, we accepted tenders for an aggregate principal amount of US$399.6 million or 99.91% of our senior notes. As a result, the outstanding portion of Regulation S notes is US$0.4 million.

      We also consummated three separate cash tender offers and/or called for redemptions of our US$200 million 6 1 / 2 % Yankee notes due 2006, or Yankee notes, our US$73.9 million 6% U.S. convertible notes due 2005, or U.S. convertible notes, and our US$402.7 million 6% Chilean convertible notes due 2005, or Chilean convertible notes. In connection with these offers, we accepted for payment tenders of approximately US$145.2 million in principal amount of Yankee notes on February 27, 2004, representing 72.62% in aggregate principal amount of Yankee notes outstanding, and on April 2, 2004, approximately US$55.7 million in aggregate principal amount of U.S. convertible notes, representing 75.35% in aggregate principal amount of U.S. convertible notes outstanding. In connection with our offer for the Chilean convertible notes, we repurchased approximately US$156.8 million in aggregate principal amount of Chilean convertible notes on March 24, 2004, representing 38.9% in aggregate principal amount of Chilean convertible notes outstanding. On May 31, 2004, we redeemed the entire amount of our U.S. convertible notes and Chilean convertible notes outstanding after the completion of the tender offers described above for approximately US$264.1 million.

      During 2002, we paid off two short-term revolving credit facilities, a US$30 million loan from Citibank and a US$10 million loan from the Royal Bank of Canada. Additionally, we renegotiated a put option held by Bank of America related to the TermoAndes and InterAndes project. The construction of this project was financed in part through the issuance of an aggregate principal amount of US$257 million of notes. Bank of America’s put option permitted it to require us to purchase its share of the notes representing a principal amount of US$82 million under certain defined circumstances. We successfully restructured this put option in 2002 and agreed with Bank of America to defer our repurchase obligations and agreed to purchase a portion of those notes each quarter. As explained above, a final payment of US$9.1 million was made to Bank of America on June 30, 2004.

      Our subsidiaries have also been successful in restructuring their debt obligations. ABN AMRO exercised a put option in June 2002 in connection with a loan granted to our subsidiary, Energy Trade and Finance Corporation, or Energy Trade, in the amount of US$40 million. In July 2002, Energy Trade negotiated an agreement with ABN AMRO pursuant to which the put option was eliminated and a new payment schedule was established. Upon execution of the amendment, Energy Trade made a payment of US$16 million, and it was agreed that the balance would be payable in six quarterly installments of US$4 million each. The loan was fully repaid on January 31, 2004.

      2004 Compared to 2003

     Total net cash flow for 2004 was positive in the amount of Ch$13,250 million, compared to the net cash flow for 2003, which was also positive in the amount of Ch$25,838 million. The difference of Ch$12,588 million between the two periods relates to the financial restructuring process carried out by AES Gener which included repayment of the intercompany account receivable by parent company Cachagua, the early redemption of our convertible bonds and a significant portion of our Yankee notes, the issuance of U.S. dollar senior notes with maturity in 2014, our capital increase and the refinancing of subsidiaries' TermoAndes and InterAndes' indebtedness.

      In 2004, operating activities generated a positive cash flow of Ch$99,650 million, Ch$23,022 million less than the level obtained in 2003 of Ch$122,672 million, which is explained by: higher payments to suppliers and personnel of Ch$72,161 million, higher interest of Ch$17,883 million during the period associated with the early debt redemptions and a decrease of Ch$2,179 million in other operating income. These outflows were partially offset by higher revenue of Ch$65,083 million in collections from accounts receivable, Ch$1,187 million in lower expenses, Ch$2,152 million in lower taxes paid and Ch$779 million in dividends received.

      Financial activities during 2004 generated a negative cash flow of Ch$248,051 million compared to the negative flow of Ch$125,849 million recorded in 2003. The difference of Ch$122,202 million is explained primarily by:

  a reduction in debt of Ch$460,076 million as a result of the voluntary early redemption of the Chilean and U.S. convertible notes, the payment of a significant portion of the Yankee notes and the payment of TermoAndes' and InterAndes' notes, higher loan payments of Ch$123,932 million by subsidiaries Chivor, Norgener and Energía Verde during 2004,

  higher dividend payments of Ch$59,340 million in February 2004 related to the distribution of 100% of the net income from the previous fiscal year plus an interim dividend paid in September and December of 2004, and higher expenses of Ch$30,349 million associated with the issuance of US$400 million senior notes by AES Gener and US$170 million senior notes by Chivor.

     The negative financial cash flow was partially offset by cash inflows equal to Ch$348,719 million received from the issuance of senior notes by AES Gener and Chivor, Ch$139,230 million received from borrowings related to the new credit agreements executed in order to refinance the indebtedness of subsidiaries TermoAndes, InterAndes, Chivor and Norgener, and Ch$63,638 million from the issuance of shares related to our capital increase effectuated in May and June of 2004.

     Investment activities generated cash flow of Ch$161,651 million in 2004, which is considerably higher than the cash flow of Ch$29,014 million recorded for the year ending December 31, 2003. The positive variation of Ch$132,637 million is explained by higher collections from, and fewer loans to, related companies of Ch$153,275, principally resulting from the repayment of the intercompany account receivable in February 2004 by our parent company Cachagua, an increase in revenue of Ch$9,900 million associated with the sale of Energía Verde's Nacimiento plant to customer Empresas CMPC S.A. and Ch$3,678 million related to the sale of Colombian coal mine Carbones del Cesar, lower investments of Ch$1,265 million in financial instruments, and other investment payments of Ch$879 million. These positive investment activities were partially offset by:

  higher disbursement of Ch$25,208 million related to the payment of the Norgener's supplier credit agreement,

  lower revenues of Ch$9,868 million from other investments, and lower other investment activities of Ch$1,284.

      2003 Compared to 2002

      In 2003, we generated a positive cash flow of Ch$25,838 million, as compared to a negative cash flow of Ch$30,827 million in 2002.

      Operating activities generated a positive flow of Ch$122,672 million in 2003, which was Ch$46,807 million higher than the Ch$75,865 million recorded in 2002. This increase was principally due to a Ch$28,952 million decrease in payments to suppliers and personnel, a Ch$27,503 million decrease in interest payments and an increase in other revenue of Ch$7,236. The increase was partially offset by a Ch$16,542 million decrease in the collection of trade accounts receivable and a Ch$1,388 million decrease in accrued financial income.

      Financing activities generated a negative cash flow of Ch$125,849 million in 2003, as compared to a negative cash flow of Ch$102,939 million in 2002. The Ch$22,910 million increase in negative cash flow was mainly due to a Ch$29,044 million increase in dividend payments, which were offset by a Ch$8,347 million decrease in bond payments.

      Investment activities generated positive cash flow of Ch$29,014 million in 2003, as compared with a negative cash flow of Ch$3,753 million in 2002. This difference was primarily due to a Ch$29,116 million increase in loan collections in 2003, mainly from Cachagua, which made two amortization payments in 2003 with dividends received from us.

      2004 Capital Expenditures

      We have included in our budget for the year ending December 31, 2005, capital expenditures totaling approximately US$17.3 million, exclusive of expansion projects. The principal expenditure is related to TermoAndes' first major gas turbine maintenance scheduled at 33,000 Equivalent Operating Hours.

      Sources of Our Cash Flows

      We expect that we will have sufficient resources from operations to fund our currently anticipated capital expenditures, for working capital needs and for general corporate purposes.

      We expect to fund our future projects and investments with a combination of internally generated cash, sales of assets and additional indebtedness, including project financing. Such indebtedness may be incurred by our subsidiaries and may or may not be guaranteed by AES Gener. See "Item 4. Information on the Company—Capital Investments" for a discussion of our development projects. In addition, we believe that the successful completion of our debt restructuring plan in 2004, which reduced the amount of our outstanding indebtedness and extended the maturities of our long-term indebtedness, will enhance our financial flexibility and our ability to generate cash flow in upcoming years.

      Certain of our credit agreements contain provisions that impose restrictions on the transfer of funds in the form of cash dividends, loans or advances. The indenture governing our 7.50% senior notes due in March 2014 and the credit agreement we executed on April 16, 2004 as part of the restructuring of TermoAndes' and InterAndes' indebtedness, both contain provisions that restrict payments of dividends which exceed the sum of, without duplication, 100% of consolidated net income accrued during each accounting period to the end of the most recent fiscal quarter plus US$10 million. However, these agreements do not prohibit minimum legally required dividend payments in accordance with applicable law, which in Chile are equal to 30% of net income for each fiscal year.

      Additionally, the indenture governing Chivor’s 9.75% senior notes due 2014 restricts payments including dividends, subordinate loan payments and investments by requiring, among other things, that prior to such disbursements, the interest reserve account be fully funded in an amount sufficient to provide for the payment in full of the next succeeding scheduled interest payment on the notes. In particular, the indenture limits the payment of permitted dividends to 100% of consolidated net income accrued during the period from November 30, 3004 to the end of the most recent fiscal quarter.

           These restrictions have been incorporated in our financial projections, and we do not expect them to affect our ability to meet our cash obligations, as we believe that we will have sufficient operational resources to meet our projected capital expenditures and working capital needs.

Investment and Financial Policy

      Our investment policy recognizes that the Company’s principal line of business is the generation of electricity and as such, the Company’s focus is to develop and implement projects that effectively add value. In order to comply with this purpose, we may make investments in each of the companies in which we have an interest or to which we make capital contributions, supervise and coordinate the management of the companies in which we have an interest or to which we make capital contributions, and provide the companies in which we have an interest or to which we make capital contributions with management, auditing, financial, commercial, technical and legal services and all and any services of any nature that may be necessary. Notwithstanding the foregoing, in the event that we participate in the formation of new companies through the contribution of electricity assets, in accordance with our by-laws, we are required to maintain at least 51% ownership.

      We maintain a diversified portfolio of short term investments in financial instruments, including bank deposits, commercial paper and bonds. Since the Company’s functional currency is the U.S. dollar, our investment policy requires us to maintain a balanced portfolio between Chilean peso and U.S. dollar-denominated investments. In 2004, we held an average of US$18.6 million on financial investments, of which almost 50% were in U.S. dollar-denominated instruments.

      We have no formal coverage policies for risks related to exchange rates and interest rates. However, our management and board of directors constantly evaluate alternatives to minimize foreign exchange and interest rate risks. We cover our foreign exchange exposure relating to interest, debt payments, power purchase agreements and take-or-pay payments by purchasing forward rate agreements. Our investment policy specifically prohibits speculative activities and strictly adheres to the principles of Chile GAAP and U.S. GAAP.

      The compliance with our financial investment policy is continually monitored by the Company’s management, its board of directors and our internal audit department.

Long Term Debt

      Our long term bank debt consists principally of U.S. dollar-denominated loans from certain financial institutions. We have also issued bonds and other long term debt, primarily in U.S. dollars, in Chile, the United States and Colombia. See note 17 to our audited consolidated financial statements for additional information.

      Long term liabilities decreased by 29% from Ch$757,596 million as of December 31, 2003 to Ch$537,053 million as of December 31, 2004. The decrease in long term liabilities resulted from the successful completion of our debt restructuring plan under which AES Gener, Chivor, TermoAndes and InterAndes redeemed outstanding notes and various subsidiaries repaid bank liabilities. The following table details long term debt liabilities, including principal and interest, as of December 31, 2004.

Long Term Bank Liabilities as of December 31, 2004

Years to Expiration

							Average

					More than	Total	Annual

		1-2 Years	2-3 Years	3-5 Years	5 Years	Long Term	Interest Rate

Bank	Currency	Million Ch$	Million Ch$	Million Ch$	Million Ch$	Million Ch$	%

Deutsche Bank	US$	8,406	8,608	20,640	1,979	39,633	4.96%

Banco de Chile	US$	3,233	3,233	6,466	-	12,932	5.95%

BanColombia	Col$	2,268	2,268	4,535	4,535	13,606	13.34%

Corfinsura	Col$	1,134	1,134	2,268	2,268	6,804	13.34%

Conavi	Col$	227	227	454	454	1,362	13.34%

Bancafe	Col$	907	907	1,814	1,814	5,442	13.34%

Bogota	Col$	1,046	1,046	2,093	2,093	6,278	13.34%

Av Villas	Col$	224	224	449	449	1,346	13.34%

Occidente	Col$	432	432	864	864	2,592	13.34%

Corficol	Col$	224	224	449	449	1,346	13.34%

Davivienda	Col$	454	454	907	907	2,722	13.34%

Corfivalle	Col$	340	340	680	680	2,040	13.34%

Total		18,895	19,097	41,619	16,492	96,103	-

Bonds Payable as of December 31, 2004

	Issue Amount						Carrying
	Outstanding				Periodicity	Periodicity	Value
	(in issue	Issue	Interest	Maturity	Interest	Principal	2004	Place of
Series	currency)	Currency	Rate %	Date	Payments	Payments	Million Ch$	Issuance

-	54,751,000	US$	6.50%	15-Jan-06	Semiannual	Upon Maturity	31,433	U.S.
-	400,000,000	US$	7.50%	25-Mar-14	Semiannual	Upon Maturity	227,419	U.S.
A	57,500,000	US$	8.00%	15-Oct-09	Semiannual	Semiannual	32,574	Chile
B	1,086,000	U.F.	7.50%	15-Oct-24	Semiannual	Semiannual	19,095	Chile
-	170,000,000	US$	9.75%	30-Dec-14	Semiannual	Upon Maturity	95,528	U.S.

Total							406,049

      Chivor

      In December 1996, our Colombian subsidiary, Chivor, borrowed US$400 million under a five-year bank credit facility, the net proceeds of which were used to finance a portion of the acquisition price of Chivor. Additionally, under the terms of the Share Trust, or Contrato de Encargo Fiduciario de Administración, executed on December 30, 1996, Energy Trade’s shares in Chivor were pledged in favor of the lenders. The Chivor credit facility was secured by substantially all of Chivor’s assets, including accounts receivable, payments under contracts, funds held offshore, insurance proceeds, real property and its plant and equipment. On December 28, 2001, Chivor failed to pay when due approximately US$336 million of the principal amount of indebtedness borrowed pursuant the terms of the bank credit facility. On May 31, 2002, Chivor reached an agreement for refinancing its debt of US$336 million with the original bank syndicate led by Bank of America. The agreement stipulated that the refinancing would be structured under terms and conditions established under Chapter 11 of the U.S. bankruptcy law, specifically in terms of a pre-packaged voluntary reorganization.

      On August 27, 2002, the second amendment and waiver to the credit agreement amended the credit agreement entered into in December 1996, and provided Chivor with a term extension up to December 31, 2006, including a new payment schedule with interim amortization payments. In connection with the execution of the second amendment and waiver, also on August 27, 2002, a support agreement was executed, under which Energy Trade agreed to irrevocably and unconditionally provide funds to Chivor for payment of outstanding debt under the second amendment and waiver, up to a maximum amount of US$50 million, if the outstanding amount of Chivor debt were to exceed US$225 million on March 31,

2005. In the same support agreement, AES Gener agreed to irrevocably and unconditionally guarantee Energy Trade’s obligations.

     On November 30, 2004, Chivor completed a US$253 million refinancing. As a part of the refinancing, Chivor completed the sale of US$170 million of 9.75% Senior Secured Notes due in 2014 pursuant to Rule 144A and Regulation S of the Securities Act of 1933, as amended. To guarantee the interest reserve account established under the indenture, AES Gener provided a 180-day renewable standby letter of credit for a total aggregate amount of up to US$9.7 million. Chivor also closed a local peso-denominated syndicated Colombian bank facility for approximately US$83 million, at the time the agreement was executed, with a 7-year maturity and quarterly principal payments. Chivor used the net proceeds of the new notes, together with the net proceeds of the bank facility and available cash, to repay in full Chivor’s existing outstanding syndicated loan facility of approximately US$260 million.

      Scotiabank and Banco de Crédito e Inversiones Loan Agreement

      Energía Verde borrowed US$25 million under a five-year bank credit facility with Scotiabank and Banco Crédito e Inversiones in November 2001. The net proceeds were used to refinance the capital structure of Energía Verde. The annual interest rate is based on 180 days LIBOR plus a fixed spread of 1.85% . As part of the financing, we pledged all our shares in that subsidiary in favor of the two banks. In addition, Energía Verde pledged all its assets in favor of the bank. As of June 30, 2004, the outstanding amount under this bank credit facility was US$23 million. On August 24, 2004, Energía Verde repaid US$11 million of the outstanding balance of the loan and the pledge over Energía Verde’s assets was released by the banks. The remaining balance of US$12 million was transferred to AES Gener under a line of credit.

      Eléctrica Santiago Local Bonds

      In September 1999, the SVS approved the issuance by Eléctrica Santiago of a local bond of US$100 million, which was principally used to prepay debt to General Electric for the construction of the Nueva Renca combined-cycle plant. This bond was divided into a U.S. dollar-denominated tranche of US$60 million and a UF-denominated tranche equivalent to US$40 million. In October 1999, Eléctrica Santiago placed US$57.5 million of the dollar-denominated tranche, which matures in October 2009. A portion of the outstanding principal is to be paid semiannually beginning April 2005. Interest is paid semiannually and the annual interest rate is 8%. The outstanding amount as of December 31, 2004 was US$57.5 million. In July 2000, Eléctrica Santiago placed the UF-denominated tranche of UF1,086 million. A portion of the outstanding principal is to be paid semiannually beginning April 2006. Interest is paid semiannually, and the annual interest rate is 7.5% . The outstanding amount as of December 31, 2004 was UF1,086 million, equivalent to US$33.7 million.

      The indentures governing these issuances establish the following financial covenants, which were fully complied with as of December 31, 2004:

  unpledged assets must equal at least 125% of unsecured liabilities;

  the ratio of debt to equity may not exceed 1.75 to 1.00;

  a minimum equity level of UF2 million (approximately US$62.1 million) must be maintained; and

  “Essential Assets” which represent more than 40% of total assets may not be sold, without the previous authorization of the bondholders.

      Yankee Notes

      In January 1996, we issued US$200 million aggregate principal amount of our 6 1 / 2 % notes due January 15, 2006 in the United States. On January 9, 2002, we solicited and obtained the required consent of a majority of the note holders to amend the indenture to eliminate the possibility that:

  a default on payments due or money borrowed by Chivor (unless AES Gener or a subsidiary guarantees or otherwise agrees to be liable, directly or indirectly, for such Chivor indebtedness), including Chivor’s aforementioned default, or a bankruptcy proceeding involving Chivor would, in each case, constitute, or be the basis for, an event of default with respect to the notes under the indenture.

      The provisions of the indenture governing this issue allow the holders to require immediate payment if an event of default occurs, including default in the payment of the note obligations as well as default by AES Gener or any subsidiary (excluding Chivor) with respect to any indebtedness with an aggregate principal amount exceeding US$15 million.

      On November 24, 2003, we announced a cash tender offer for any and all of our Yankee notes. Our cash tender offer for the Yankee notes expired on February 27, 2004 and, upon expiration, we accepted for payment US$145.2 million aggregate principal amount of such notes, representing 72.62% in aggregate principal amount of such notes outstanding as of such time. As of December 31, 2004, the amount of Yankee notes outstanding was US$54.8 million.

      TermoAndes and InterAndes

      We financed TermoAndes and InterAndes through an equity contribution of approximately US$146.9 million made with funds from our operations, floating rate debt securities of approximately US$257 million (aggregate principal amount) issued by TermoAndes and InterAndes and a US$18 million loan from Argentine banking institutions. The floating rate debt was hedged with two swaps that fixed the interest rate at 6.36% . The notes issued by TermoAndes and InterAndes were secured by substantially all the assets of both companies, including AES Gener’s obligations to purchase capacity and energy pursuant to its power purchase agreement with TermoAndes, which included minimum payments in amounts sufficient, among other things, to service the debt.

      Additionally, US$82 million of TermoAndes and InterAndes notes were subject to a put option executed in 1998, which permitted Bank of America to require AES Gener to purchase the TermoAndes and InterAndes notes at par plus accrued interest under certain defined circumstances. In April 2000, the put agreement was assigned to Energy Trade by AES Gener, with a full guarantee by AES Gener. The put option was further modified in September 2002, and, in connection therewith, a purchase agreement was executed by AES Gener and Bank of America.

      On April 16, 2004, we completed the restructuring of the debt of TermoAndes and InterAndes as well as the termination of the interest rate swaps covering this debt. The lenders and swap counterparties received an up-front payment that was funded with US$36.3 million of cash held in TermoAndes’ and InterAndes’ trust accounts and a cash contribution of US$25.7 million made by AES Gener. In exchange, the lenders and swap counterparties extended a new loan to AES Gener to enable it to repurchase the original notes and repay the swap termination fee, the balance of which in each case was reduced by the up-front payment described above. The new loan is comprised of two tranches, A and B, both of which contain monthly principal and interest payments. Tranche A, in the amount of US$77.2 million, is related to the outstanding principal under the original notes and will be amortized from 2004 to 2010. Tranche B, in the amount of US$7.2 million, is related to the mark-to-market amount for the terminated interest rate swap agreements and will be amortized from 2004 to 2007. The interest rate for both tranches is equal to LIBOR plus a variable spread that increases semiannually. Additionally, the loan agreement provided that the remaining debt owed to Bank of America, in the amount of US$9.1 million, be repaid on June 30, 2004, which payment has occurred. As of December 31, 2004, we had US$77.2 million outstanding under both tranches of the new loan.

      Norgener

      We financed the construction of Norgener’s Tocopilla thermoelectric plant through a US$ 97 million loan provided by Mitsubishi Heavy Industry with an annual interest rate of 8.17% . In order to guarantee 50% of the loan, Norgener granted Mitsubishi Heavy Industry a stand-by letter of credit issued by Banco de Chile for up to US$50 million. Additionally, in order to guarantee the amount of the letter of credit, Norgener pledged Unit No. 2 of the Tocopilla Plant in favor of Banco de Chile.

     On November 26, 2004, Norgener refinanced the entire amount outstanding under the supplier credit with the proceeds from a US$29 million bank facility. This refinancing allowed Norgener to reduce interest expenses and to extend by two years (to 2009) the final maturity of its obligations. Norgener’s Unit No. 2 continues to be pledged to the lender under the terms of the new credit agreement.

      7.50% Senior Notes

      On March 22, 2004, we consummated the issuance of US$400 million aggregate principal amount of 7.50% senior notes due 2014. The note offering was made only to qualified institutional buyers in compliance with Rule 144A under the Securities Act and to persons outside the United States under and in compliance with Regulation S of the Securities Act. Pursuant to the registration rights agreement governing the notes, we subsequently filed a registration statement with the SEC which was declared effective on November 24, 2004. Our offer to exchange the outstanding unregistered 7.50% senior notes due 2014 for a like principal amount of notes registered under the Securities Act closed on January 21, 2005. In connection with this offer, we accepted tenders for an aggregate principal amount of US$399.6 million or 99.91% of our senior notes. As a result, the outstanding portion of Regulation S notes is US$0.4 million.

      In connection with our offering of senior notes, we entered into treasury lock agreements in a notional amount of US$400 million (Ch$237,520 million) to hedge against the underlying interest rate of the senior notes that were issued pursuant to our debt restructuring plan. The agreements were entered into in December 2003 and in February 2004 in contemplation of the senior note offering that was completed on March 22, 2004. The agreements were extended on several occasions. Subsequent to the date of the agreements, the yield on the benchmark ten-year U.S. treasury note decreased. On March 12, 2004, the date of the pricing of the senior notes, we set a coupon on the notes of 7.50% based on the current market yields of the ten-year U.S. treasury note rate and unwound the agreements which set the losses under such agreements at approximately US$22.1 million (Ch$13,140 million). On March 22, 2004, the closing date of the senior notes offering, we were required to pay that loss to the counterparty. Under Chilean GAAP, we expect to amortize the cost associated with these transactions over the life of the notes. Under U.S. GAAP, the agreements are marked-to-market through income because they do not qualify as hedges due to the lack of documentation. With the transactions described above, we locked in the ten-year U.S. treasury note rate in connection with the issuance of the notes at an average rate of 4.37% .

Guarantees and Contingencies

      As of December 31, 2004, we had a guaranty outstanding in favor of third parties in respect of US$2.55 million principal amount of a loan incurred by GasAndes Argentina to finance a portion of the cost of construction of the GasAndes pipeline.

      Additionally, as of December 31, 2004, AES Gener had outstanding the following contingencies relating to the debt of certain of its subsidiaries:

  In September 1998, as part of the financing obtained by our wholly owned subsidiaries TermoAndes and InterAndes, we pledged all our shares in these subsidiaries in favor of Banco Francés Uruguay S.A. Additionally, under the terms of the credit agreement, the InterAndes transmission line was pledged and a mortgage of the TermoAndes’ properties was executed in favor of Banco Francés Uruguay S.A. Under the terms of the debt restructuring of TermoAndes and InterAndes, these pledges and mortgage continue to exist as part of the new loan agreement granted to AES Gener in connection with the restructuring of the TermoAndes and InterAndes indebtedness as described above.

  Under the terms and conditions governing Chivor’s senior secured notes and local peso-denominated syndicated Colombian bank facility, both of which were issued on November 30, 2004, Energy Trade’s shares in Chivor were pledged in favor of the lenders.

  Additionally, to guarantee the interest reserve account established under Chivor’s senior notes’ indenture, AES Gener provided a 180-day renewable standby letter of credit for a total aggregate amount of up to US$9.7 million.

      None of our subsidiaries has guaranteed AES Gener’s debt. Other non-financing related contingencies are contained in note 26 to our audited annual consolidated financial statements included in this annual report.

      Financial Covenants. Under the terms of our credit agreements, certain financial covenants apply to us. The financial covenants established in the 7.50% senior notes, which closed on March 22, 2004 and the credit agreement restructuring the TermoAndes and InterAndes notes, which closed on April 16, 2004, include certain financial limitations, including limitations on indebtedness, sales of assets, restricted payments and transactions with affiliates, among others. In the case of indebtedness, we and our subsidiaries may not incur any additional indebtedness unless on the date of such incurrence, the interest coverage ratio would be no less than 2.4:1 and the total debt to EBITDA ratio would be no greater than 4.5:1. Additionally, the indenture governing Chivor’s senior notes issued on November 30, 2004 also contains similar financial restrictions on indebtedness, sales of assets, restricted payments and transactions with affiliates, among others. In particular, Chivor is limited from incurring indebtedness and making restricted payments unless the interest coverage ratio would be no less than 2.25:1 and the total debt to EBITDA ratio would be no greater than 3.80:1.

      Rating Trigger Clauses. Under the terms of some credit arrangements, certain rating trigger clauses are applicable to AES Gener, some of which may affect our liquidity:

  Under the transportation contract between TermoAndes and TGN, TermoAndes must maintain an investment grade credit rating granted by Standard & Poor’s, Moody’s or any other international credit agency or provide a performance guarantee from one or more of its shareholders with an investment grade rating or a letter of credit. As of December 31, 2004, TermoAndes’ local credit rating satisfied the investment grade requirement under the contract.

  Our subsidiary, Eléctrica Santiago, has gas transportation agreements in place with GasAndes Chile and GasAndes Argentina to transport natural gas from Argentina to its combined-cycle facility in Santiago. Similarly, AES Gener entered into contracts with GasAndes Chile and GasAndes Argentina for a future generation project that was later assigned to Eléctrica Santiago. These contracts require that Eléctrica Santiago or AES Gener, as the case may be, maintain certain international or national rating levels, with two rating agencies approved by the Chilean Central Bank, or provide a performance guarantee or letter of credit. As a result of the gas restrictions applied to Chilean generation companies in 2004, in June 2004, Eléctrica Santiago’s ratings were reviewed by two local rating agencies, one of which decreased Eléctrica Santiago’s rating below the level defined in the transportation contracts. On July 30, 2004, we provided GasAndes Chile with a performance guarantee equal to approximately US$3.2 million which was renewed in March 2005. We are currently studying potential mechanisms to reduce Eléctrica Santiago’s exposure during gas curtailments and restore its prior rating and release the performance guarantee.

  Our subsidiary, Eléctrica Santiago, has a gas transportation agreement in place with TGN. This contract requires that Eléctrica Santiago maintain an investment grade rating, international or national, as defined in the contract, or provide a performance guarantee or letter of credit. As mentioned above, in June 2004, one of Eléctrica Santiago’s local ratings was lowered.

  The indenture for our senior notes issued in 2004, includes a release of covenants clause under which certain covenants are suspended, if the rating assigned to the notes by two of the three rating agencies (Standard & Poor’s, Moody’s and Fitch) is an investment grade rating and no default has occurred or is continuing.

      In conjunction with the notes offering completed in March 2004, AES Gener’s international and local credit ratings were upgraded by certain rating agencies. As of December 31, 2004, the international credit rating level assigned to our long-term debt was “BB+” by Standard & Poor’s, “BB” by Fitch and “Ba3” by Moody’s. Our local credit rating assigned by Fitch is BBB. Our shares and our local notes have been approved by the Comisión Clasificado de Riesgo, the Institutional Rating Commission, or CCR, thereby permitting Chilean pension funds to purchase our debt and equity securities.

Differences Between Chilean GAAP and U.S. GAAP

      The principal differences between Chilean GAAP and U.S. GAAP as they relate to our reported annual results in 2002, 2003 and 2004 involve the following issues:

  functional currency;
  the technical revaluation of property, plant and equipment and the related impact on accumulated depreciation and depreciation expense;
  investments in related companies;
  deferred taxes;
  accounting for staff severance indemnities, pensions and post-retirement benefits;
  the capitalization of interest costs for the construction of new fixed assets;

  accounting for certain intangible assets;
  recognition of impairment losses for long-lived assets;
  accounting for interest rate swaps and treasury rate lock agreements;
  accounting for forward exchange contracts;
  accounting for goodwill and negative goodwill and the applicable periods of amortization;
  accounting for long term compensation:
  accounting for settlement compensation payments;
  accounting for foreign exchange contracts that are not effective as hedges; and
  asset retirement obligation.

      See note 37 to our audited annual consolidated financial statements for a description and quantification of the principal differences between Chilean GAAP and U.S. GAAP.

      Functional and Reporting Currency

      Under Chilean GAAP, financial statements are adjusted for the effect of changes in the purchasing power of the Chilean currency during each period and presented in constant Chilean pesos, or the reporting currency, as mentioned in note 1 of our audited consolidated financial statements. Transactions are recorded in Chilean pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were originally recorded are recognized in the income statement of the period.

      In accordance with Boletín Técnico No. 64, the financial statements of foreign subsidiaries that operate in countries exposed to significant risks and are not considered to be an extension of the parent company’s operations must be remeasured into U.S. dollars. We have remeasured our foreign subsidiaries into U.S. dollars under this requirement as follows:

  Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

  All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

  Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

  The effects of any exchange rate fluctuations are included in the results of operations for the period.

      Under Boletín Técnico No. 64, the investment in a foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gain or loss between the Chilean peso and the U.S. dollar are reflected in equity in the account “Cumulative Translation Adjustment”, as the foreign investment itself is measured in U.S. dollars.

      Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Upon our acquisition by The AES Corporation in 2000, management determined our functional currency to be the U.S. dollar in accordance with SFAS No. 52.

      However, subsequent to the issuance of our December 31, 2002 consolidated financial statements, we determined that our reconciliation of net income and shareholders’ equity from Chilean GAAP to U.S. GAAP were not prepared assuming that the U.S. dollar was the functional currency, but rather continued to reflect the Chilean peso as the functional currency. Therefore, the reconciliation of net income and shareholders’ equity to U.S. GAAP as of and for the years ended December 31, 2002 were restated to give effect to the determination of the U.S. dollar as the functional currency. Accordingly, we remeasured into U.S. dollars the consolidated financial statements as of and for the years ended December 31, 2002, 2003 and 2004, and translated these financial statements into the reporting currency, the Chilean peso, by applying the procedures specified in SFAS No. 52.

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

      The amounts obtained from the remeasurement process referred to above are translated into Chilean pesos in accordance with the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Ch$718.61, Ch$593.8 and Ch$557.4 to US$1.00 as of December 31, 2002, 2003 and 2004, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the monthly average exchange rate during the period. The translation effect of changes in the exchange rates is included as a cumulative translation adjustment in shareholders’ equity.

      For further information relating to functional and reporting currency, see note 37.I.b) to our audited annual consolidated financial statements.

U.S. GAAP Reconciliation

      In 2002, the U.S. GAAP reconciling items had a positive effect on net income reported under U.S. GAAP, principally due to the remeasurement of the functional currency and the reversal of price level restatement, which was offset by the negative effect of the reversal and classification of the interest income from the intercompany account receivable with Cachagua as shareholders’ equity. The U.S. GAAP reconciliation items had a negative effect on net income reported under U.S. GAAP in 2003, primarily due to the reversal of the interest income from the intercompany account with Cachagua and the effect of the functional currency remeasurement.

      In 2002 and 2003, the U.S. GAAP reconciling items had a negative effect on shareholders’ equity reported in accordance with U.S. GAAP, mainly due to the reclassification of the intercompany loan and interest income from Cachagua, the reversal of price level restatement, the reversal of a technical revaluation of property, plant and equipment made in prior years, the accounting differences regarding deferred taxes and the recognition of impairment losses in long-lived assets. In 2004, the U.S. GAAP reconciling items had a negative effect on net income as a result of the mark-to-market adjustment on the treasury lock agreement, , transactions losses resulting from functional currency and reversal of the gain in the Escondida settlement.

      The following table shows the difference between net income and shareholders’ equity determined on a Chilean GAAP and U.S. GAAP basis for the years ended December 31, 2002, 2003 and 2004 in millions of Chilean pesos:

	2002		2003		2004

	Chilean GAAP (1)	U.S.GAAP	Chilean GAAP	U.S GAAP	Chilean GAAP	U.S. GAAP
Net income	36,465	38,309	55,020	19,530	39,454	10,490
Shareholders’ equity	804,397	394,793	828,819	358,949	821,794	502,567
________________________________________
(1)	For the sole purpose of this annual report, we have modified our Chilean financial statements previously filed with the SVS in order to recognize the error as a deductible net loss for the year ended December 31, 2002.

Effects of Change in Accounting Policy and Presentation

      In 2004, the following Chilean accounting change was made:

      Equity-Method Investees: Prior to January 1, 2004, investments in other companies ranging from 10%-50% of common stock were recorded under the equity method of accounting. As of January 1, 2004, we changed the accounting treatment for investments in other companies that, at a consolidated level, were more than 10% and less than 20% of common stock to comply with the SVS Official Circular, No. 1,697, dated December 30, 2003. Investments that meet these criteria will be recorded at acquisition cost restated for price-level changes and will no longer be recorded under the equity-method of accounting. This change affected the following investments: GasAndes Chile, GasAndes Argentina and CDEC-SIC.

      Prospectively, the accounting for investments under Chilean GAAP is now substantially consistent with the treatment under U.S. GAAP. However, the cost basis of the investments in GasAndes Chile, GasAndes Argentina and CDEC-SIC is different under Chilean GAAP and U.S. GAAP, because under U.S. GAAP these investments are recorded at their original acquisition costs less any dividends received and non-temporary impairments recorded, whereas under Chilean GAAP these investments are recorded at their December 31, 2003 book values.

      In 2003, no accounting changes were made.

      In 2002, the following accounting change was made:

      Staff Severance Indemnities: As of January 1, 2002, we changed the interest rate used for determining the present value of the provisions for staff severance indemnities and for pensions and post-retirement benefits, reducing it from 10% to 8%. The effect of this change at the beginning of 2002 amounted to Ch$673,832 thousand, an amount that was charged to deferred assets in accordance with Boletín Técnico No. 8 of the Chilean Association of Accountants and will be amortized over 10 years.

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

      Functional Currency: Upon our acquisition by The AES Corporation in 2000, we designated the U.S. dollar as our functional currency in accordance with SFAS No. 52. As a consequence, our financial results are not affected by foreign exchange fluctuations, except for those asset and liability line items expressed in Chilean pesos and other non-U.S.-denominated currencies.

      Revenue Recognition: Revenues from the sale of electricity are recorded based on output delivery and capacity provided at rates as specified under regulated market terms, under contract terms or at prevailing spot market prices.

      Since revenues in the spot market are derived from sales to other generators in accordance with the weekly price of electricity, we must prepare our invoices on the basis of estimated values, which we then reconcile in the following month’s invoice. Revenues obtained from industrial clients and distribution companies do not require any reconciliation, as they are invoiced at the price determined in their respective contracts.

      A substantial portion of our revenues is based on long-term contractual agreements. Thus, we base our contractual terms on consumption demand projections and anticipated spot market prices. Should the actual market perform differently than our pricing models, our profit margin could be significantly impacted.

      Interest Rate Swap: Under U.S. GAAP, SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” was adopted by the Company as of January 1, 2001. SFAS No. 133 established accounting and reporting standards for derivative instruments, including embedded derivatives, and for hedging activities. SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized either in income or shareholders’ equity (as a component of accumulated other comprehensive income (“OCI”)).

      In 1998, the Company entered into an interest rate swap, whereby it received variable interest payments and paid fixed interest payments in order to convert variable rate debt into fixed rate debt. Under Chilean GAAP the fair value of the interest rate swap was determined and recorded, as well as the interest expense, which was recorded as incurred. Additionally, the assets and liabilities related to the interest rate swap are presented on a net basis in other current assets.

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

      SFAS No. 133 also prescribes requirements for designation and documentation of hedging relationships and ongoing retrospective and prospective assessments of effectiveness in order to qualify for hedge accounting. Hedge accounting is considered to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is 80% to 125% effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction. Measurements of amounts to be recorded in income due to ineffectiveness of hedges are based on the dollar-offset method as required by SFAS No. 133.

      Property, Plant and Equipment: The value of investments in property, plant and equipment is capitalized. Work in progress includes labor, materials, financing debt, interest and an allocation of some general and overhead costs. Maintenance and repairs, including replacement of minor items of property, are charged to maintenance expense as incurred. When depreciable property units are retired, the original cost and dismantling charges, less salvage value, are charged to accumulated depreciation. The direct and indirect financing costs associated with projects under construction are capitalized as a component of the asset value; however, under Chilean GAAP the capitalization of interest expenses associated with projects under construction is optional when incurred on debt that is not directly related to such projects. Under U.S. GAAP the capitalization of interest on qualifying assets under construction is required for the interest that could have been avoided if the expenditure had not been made. These costs are capitalized based on a real average financing cost rate.

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

      We and our subsidiaries evaluated the impairment or disposal of long-lived assets amount based on the provisions of SFAS No. 144. This standard requires that long-lived assets be tested for impairment or disposal. We adopted SFAS No. 144 on January 1, 2001 and the impact of this adoption was included in our results of operations, financial position and cash flows for that year.

      Post-Retirement Benefits: Our employees participate in unfunded benefit pension plans. Our pension and post-retirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions provided by us to our actuaries, such as the discount rate. Material changes in our pension and post-retirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants and changes in the level of benefits provided. As of December 31, 2004, we used a discount rate of 8%.

      Severance Indemnities: Severance indemnities with our employees are calculated based on the liability projected cost present value, using a discount rate of 8%.

      Accounting for Income Taxes: We follow the guidelines of Boletín Técnico No. 60, “Accounting for Income Taxes”, which requires that we use the balance sheet method of accounting for deferred income taxes and provide deferred income taxes for all significant temporary differences in income tax and for tax loss carryforwards.

      As part of the process of preparing our financial statements, we are required to calculate our income tax expense based on rates in effect at the time of the calculation (which are subject to change and affect the calculation as any new tax rates are enacted) as well as estimates of when the above-mentioned temporary differences will reverse. We recorded a provision for income tax according to Chilean tax law. These taxes comprise a first category tax rate set at 16% for 2002 16.5% for 2003 and 17% for 2004 (15% for prior years); our subsidiaries recorded a provision for income tax according to stipulations in force in Chile and in the countries where they operate. We record valuation allowances to reduce our deferred tax assets to the amount that we are likely to realize. Our estimate of realization of such deferred tax assets results from consideration of, among other things, our future taxable income and our tax planning strategies, which may differ from actual results.

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

      For U.S. GAAP the assessment of whether a valuation allowance should be recorded is based on whether it is “more likely than not that the deferred tax asset will be fully realized”; however, under both Chilean and U.S. GAAP, the valuation allowance was determined to be the same.

New Accounting Standards

     In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which requires all share-based payments, including grants of employee stock options, to be recognized in the income statement based on fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123R is effective for the Company as of January 1, 2006. Retroactive application of the requirements of SFAS No. 123R to the beginning of the fiscal year that includes the effective date would be permitted. The Company currently records stock compensation expense based on the fair value method and therefore does not believe that the pronouncement will have an effect on its financial condition, statement of operations, or cash flow.

     In December 2004, the FASB issued SFAS No. 153, “Exchanges of Non-monetary Assets,” an amendment of Accounting Principles Board Opinion No. 29, “Accounting for Non-monetary Transactions” or APB Opinion No. 29. APB Opinion No. 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB Opinion No. 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 is effective prospectively for non-monetary asset exchanges occurring in fiscal years beginning on January 1, 2006.

     In December 2004, the FASB issued proposed FSP No. FAS 109-b, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision Within the American Jobs Creation Act of 2004.” The American Jobs Creation Act of 2004 (the Act) was signed in to law and includes a provision that allows U.S. corporations, in certain circumstances, to repatriate cumulative non-U.S. earnings at tax rates that may be below the 35% U.S. statutory rate. FSP No. 109-b is intended to provide limited relief in the application of the indefinite reinvestment criterion of APB 23, “Accounting for Income Taxes-Special Areas,” due to ambiguities surrounding the implementation of the Act and is effective upon issuance. The Company does not believe that this pronouncement will have an effect on its financial condition, statement of operations, or cash flow.

     In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” an amendment of ARB No. 43, Chapter 4 (SFAS No. 151), to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) relating to inventory pricing. SFAS No. 151 requires that such items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" and requires that the allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently evaluating the provisions of this pronouncement to determine the effects on its financial condition, statements of operations, and cash flows.

     In March 2005, the FASB issued FASB Interpretation FIN No. 47, "Accounting for Conditional Asset Retirement Obligations," which clarifies the term conditional asset retirement obligation as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company is currently evaluating the impact of adopting this interpretation.

Research and Development, Patents and Licenses

      During 2002, 2003 and 2004, we have not had any material research or development expenses.

Trend Information

      As described above in “Item 5. Overview”, the most significant variables affecting our results are the prices of energy and capacity, weather conditions, prices and availability of fuels and foreign exchange variations in the countries in which we operate.

Increasing fuel costs

      Effect of the Argentine natural gas crisis on our Chilean Operations.

      The supply and cost of fuel for our generation facilities has varied significantly in the past year. As explained in “Risk Factors—Risk Factors Related to Our Chilean Operations” and “Risk Factors—Risk Factors Related to Our Argentinean Operations” in this annual report, the natural gas crisis affecting Argentina resulted in fuel supply curtailments to our combined cycle plants operated by Eléctrica Santiago and TermoAndes. The Argentine government’s establishment of a new export duty to be applied to natural gas exports has also added new uncertainty.

      On March 26, 2004, the Argentine Secretary of Energy passed Resolution 265/04, which immediately restricted surplus exports of natural gas to neighboring countries, primarily Chile, and announced a natural gas rationing program to be developed. This program would reduce the amount of natural gas available both for export and for use in generating electricity for export. The primary objective of Resolution 265/04 was to ensure the natural gas supply to residential consumers, customers with firm supply contracts and thermoelectric plants supplying Argentine customers. This resolution provided for the following:

  interruption of the export of natural gas surpluses;

  suspension of the granting of export permits for natural gas; and

  authorization for the Under-Secretary of Fuels to implement a rationing program for the interruption of gas exports under private agreements and the supply of natural gas to power exporters.

      On March 31, 2004, the Argentine Under-Secretary of Fuels issued Rule 27/04, the Rationing Program for Natural Gas Exports and Use of Transportation Capacity, which, in order to ensure natural gas supply to the domestic market, imposed restrictions upon natural gas exports, natural gas supplies used for electric generation exports and natural gas transportation services utilized for export. The rationing program established that natural gas exports from each producer in 2004 are to be limited to the amount exported in the same month in 2003 by the producer and, additionally, that cumulative exports during the nine-month period from January to September 2004 cannot exceed the amount exported by the same producer during the same nine-month period in 2003.

      On April 19, 2004, the Ministerio de Planificación Federal, Inversión Pública y Servicios, or the Argentine Federal Planning and Public Investment and Services Ministry, approved Rule 185/2004 in order to regulate the implementation and functioning of fiduciary funds to be utilized to finance the required investments to expand and/or extend natural gas transportation and distribution systems utilized to serve the domestic market. Based on such regulations, future investments in the principal Argentine gas transportation systems will be financed through the fiduciary funds and will be repaid in part through new transportation charges from both existing and new customers. As a result, Eléctrica Santiago and other transportation system customers may experience tariff increases in the future.

      On May 27, 2004, the Argentine government approved Decree 645/04 which included a new duty of 20% to be levied on certain export merchandise, including natural gas. Subsequently, Eléctrica Santiago’s natural gas suppliers provided notice of their intention to incorporate such duties in the gas price. AES Gener and Eléctrica Santiago rejected the letters and denied the application of the export duty in the gas price. If the Argentine export duty is deemed to be applicable to Eléctrica Santiago’s gas supply imports, it would increase the plant’s fuel cost by approximately US$2.9 million for the period ending December 31, 2004. We have recorded a provision of US$1.45 million to account for potential application a portion of the duty. Additionally, assuming the duty is applicable to our supply, the amount of the duty for 2005 would be subject to the amount of gas delivered during the year, which as explained below, has been reduced during the first few months of 2005.

      As a result of the government’s application of Rule 27/04, Eléctrica Santiago’s natural gas suppliers received notices from the Argentine government to restrict exports of natural gas or to maintain export levels while supplying the domestic market with alternative fuels. The producers considered such notices an event of force majeure under the gas supply agreement, although this position was rejected by Eléctrica Santiago and AES Gener. The partial reductions in the supply of natural gas to Eléctrica Santiago in May and June 2004, impacted the company’s ability to generate electricity, forcing it to reduce its output, as well as to generate with diesel oil as a substitute for natural gas, sharply increasing its cost of production. Thus, during this period, Eléctrica Santiago relied on the spot market to purchase a portion of the energy required to meet its contractual commitments. The impact of these gas curtailments led to an increase in the spot market price of electricity and increased the cost of spot purchases made by AES Gener and Eléctrica Santiago.

      On June 16, 2004, the Argentine Secretary of Energy revoked the previously imposed producer export restrictions affecting Eléctrica Santiago, temporarily restoring the company’s contracted natural gas volumes and consequently returning its generation to normal levels. On June 17, 2004, the Secretary of Energy issued Resolution 659/04 which approved the “Complementary Supply Program for the Domestic Natural Gas Market” and replaced Rule 27/04.

      Resolution 659/04 established a new methodology for determining natural gas sales into the domestic market based on each producer’s level of committed supply to Argentine consumers. This resolution was first applied on July 8, 2004 when Eléctrica Santiago’s gas suppliers decided to suspend exports in order to inject additional supplies to meet domestic demand. As a result, Eléctrica Santiago’s gas supply has been reduced in varying amounts since such date. On July 13, 2004, AES Gener and Eléctrica Santiago presented a demand for arbitration at the ICC in an action against our natural gas suppliers, the Sierra Chata Consortium, claiming breach of contract and compensation for supply curtailments. See “Business—Legal Proceedings” in this annual report.

      On August 19, 2004, the Argentine Secretary of Energy passed Resolution 839/04, which requires the electric grid dispatch center to program and dispatch those thermoelectric facilities that are capable of burning natural gas with such fuel from September 2004 to April 2005 in order to meet domestic demand. This resolution specifically prohibits the use of liquid fuels by generation facilities in Argentina during such period, except during certain defined emergency situations. The application of this resolution led to substantial restriction in our gas supply during the first quarter of 2005.

      The reductions in the supply of natural gas to Eléctrica Santiago in 2004, which have continued throughout the first part of 2005, forced it to reduce its output, as well as to generate with diesel oil as a substitute for natural gas at certain times, sharply increasing its cost of production. Thus, during such periods, Eléctrica Santiago has relied on the spot market to purchase a portion of the energy required to meet its contractual commitments. Since February 2005, during certain periods, Eléctrica Santiago’s gas suppliers have complied with the natural gas export restrictions by providing coal as an alternative energy source for electricity generation in Argentina, thereby continuing to deliver natural gas to Eléctrica Santiago. However, such gas supplies are provided at a higher cost, equivalent to the cost of the alternative energy supplied to the Argentine market. The impact of these gas curtailments, combined with the typically drier hydrology during the first quarter of 2005, also led to an increase in the spot market price of electricity and increased the cost of spot purchases made by AES Gener and Eléctrica Santiago. As the situation in Argentina develops, Eléctrica Santiago could continue to experience a reduction in gas supply and generation output and we, including AES Gener, Eléctrica Santiago and Norgener and our equity-method investees could be negatively impacted by price increases in the Chilean spot energy markets as a result of a reduction in the supply and/or an increase in the cost of natural gas from Argentina.

      The effect of the Argentine natural gas prices on our Argentinean operations.

      Similarly, the prices paid by TermoAndes for natural gas will be higher in the future as a result of regulatory changes in Argentina and the contract disputes that are related to such changes. In the past year, Argentina has also restricted the amount of natural gas supplied to and the future price to be paid for natural gas by TermoAndes and other natural gas consumers through numerous resolutions. As a result of the measures adopted by the Argentine government in 2004 to ensure the domestic supply of natural gas which applied restrictions to the supply of natural gas for electricity generated for export and TermoAndes’ disputes with natural gas suppliers described in “Risk Factors—Risks related to Our Argentinean

Operations”, TermoAndes’ generation has been reduced and its costs of production have increased. A few of the most relevant resolutions are described below to demonstrate the current trend of regulation.

      On April 22, 2004, the agreement entered into by the Argentine Secretary of Energy and certain gas producers, “The Agreement for the Implementation of the Price Normalization Plan for Natural Gas Injected into the Transportation System, Order by Decree 181/04” was approved by the Argentine executive branch under Resolution 208/04. This resolution will apply systematic natural gas price increases, from May 2004 to July 2005, to new large consumers of natural gas and electric generation plants that provide electricity to the domestic market. In exchange, gas producers have committed to ensure a sufficient supply of gas to distribution companies for residential consumption, new large end-users and electric generation plants with domestic production for the years 2004, 2005 and 2006. In June 2004, TermoAndes notified its gas suppliers that it would increase payments for natural gas to reflect the new price of gas in the northwestern Argentine market as defined by Resolution 208/04. This resolution established the first incremental increase of 40% in May 2004 and three additional 18.33% incremental increases in October 2004, May 2005 and July 2005.

      On September 13, 2004, TermoAndes entered into an agreement with YPF, the gas producer that provides 50% of TermoAndes’ contracted supply. The agreement eliminates any historical take-or-pay obligations and adjusts future contractual gas quantities. However, TermoAndes’ disputes with its other natural gas suppliers described in “Risk Factors—Risks related to Our Argentinean Operations” may require TermoAndes to curtail energy production or purchase natural gas on the spot market. We expect that these resolutions and disputes regarding the cost of natural gas, the natural gas curtailments and any future changes in the regulatory framework to continue to adversely affect the cost of natural gas for TermoAndes.

      Other fuel cost increases

      In addition to increasing natural gas prices, the international price of coal and associated freight, the other principal fuel for our facilities, continued to increase steadily during the first half of 2004, reaching a maximum high in June 2004, which was approximately 100% higher than the price registered in December 2003 and almost 200% higher than the price recorded at the end of 2002. During the second half of 2004, coal prices began a gradual decline and by the end of the year, they had dropped to a level 45% higher than at the close of the previous year. Market forecasts project coal prices to be similar to the current levels for the next 12 to 24 months. Additionally, the price of diesel oil, the fuel used for our peaking turbines and the only alternative fuel for our combined cycle plants, also increased in 2004, in accordance with the international increase in the price of oil, and we expect the current price level to be maintained at least for the next 12 months.

      Although any permanent increase in fuel prices should be reflected in energy sales prices in the long-term, as described in “Regulation of Electricity Generation in Chile, Colombia, Argentina and the Dominican Republic—Chile—Sales to Distribution Companies”, there may be a timing lag as fuel cost increases would only be incorporated in regulated prices on a semiannual basis. The Chilean Comisión Nacional de Energía’s or National Energy Commission’s most recent semiannual tariff setting process which was concluded in April 2005, reflected the recent increase in fuel costs, principally related to higher coal prices and natural gas curtailments, increasing the regulated energy or node price charged to distribution companies by 7%. The amendment to the electric law which became effective on May 19, 2005, also included a modification of regulated node price methodology, progressively replacing the node price with public bid prices and an improvement in the correlation between regulated node prices and unregulated market prices in the interim period. As result of this amendment, the energy node price will increase by more than 20% above the current level in June 2005. In the future, we may be exposed to additional increases in spot prices, as well as higher production costs due to higher fuel prices, dry weather and natural gas curtailments, resulting in an increase in the marginal cost at which we purchase and sell energy. With regard to our power purchase agreements with non-regulated customers, certain of these contracts are indexed to fuel price variances.

Other trends

      The introduction of natural gas as a source of fuel for electric generation in Chile in the SIC in 1997, and in the SING in 1999, with the construction of the pipelines which transport natural gas from Argentina to Chile, led to a significant technological change in the industry and energy matrix and reduced energy prices and the country’s reliance on hydrological conditions. Although the Argentine natural gas crisis affected natural gas supplies in Chile during 2004 and 2005 and led to uncertainty with regard to future supplies of natural gas, in order to reduce the SIC’s dependence on hydrological conditions, it is expected that the trend toward the construction of thermoelectric and hydroelectric facilities will continue in the future and, accordingly, as discussed in “Item 4. Information of the Company—Capital Investments”, we are evaluating various projects, including thermoelectric plants, hydroelectric plants and transmission interconnections.

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

      TermoAndes’ use of gas is contingent upon its level of electricity production. Since TermoAndes has been producing less electricity than originally projected, its volume of accumulated gas has increased. In addition, TermoAndes has been making payments under its gas supply and transportation contracts in Argentine pesos at a 1:1 exchange rate against the U.S. dollar. However, certain of TermoAndes’ gas suppliers have requested that the payments be re-dollarized, which would negatively impact our cash flow and financial condition. In 2004, TermoAndes entered into agreements with YPF, the gas supplier that provides 50% of TermoAndes’ gas supply, and TGN, its gas transportation service provider, which significantly reduced its take-or-pay obligations. See “Risk Factors—Risks Related to Our Argentinean Operations”.

      The aggregate minimum payments required to be made under all gas supply and transportation agreements, whether or not we are able to take delivery of the gas, are as follows:

Year	Millions of US$	Millions of Ch$

2005	44	24,383
2006	46	25,748
2007	50	27,612
2008	52	28,869
2009	53	29,661
Thereafter	248	138,230

Total	492.5	274,501

      In general, transportation agreements contain rating trigger clauses that require us to provide a letter of credit or a bank guarantee equal to the obligations for the usage of one year of the pipeline if we fail to be rated “investment grade”, which we currently are not, as defined in each contract. For a detailed discussion of the risks related to our operations derived from gas interruption, gas limitation, the ability to consume take-or-pay obligations and disputes with gas suppliers, see “Risk Factors” and “Legal Proceedings”.

      Gas supply agreement between AES Gener and Consorcio Sierra Chata

      In 1997, AES Gener entered into a 16-year gas supply agreement with Sierra Chata Consortium, formed by Mobil Exp. & Dev. Inc.—Argentine Branch, Total Austral S.A., Atalaya Energy S.A., Canadian Hunter Argentina S.A. and Petrolera Santa Fe S.A., to produce natural gas in the Neuquén region of southern Argentina. This agreement was signed to provide for the natural gas requirements of Eléctrica Santiago’s Nueva Renca combined-cycle gas-fired plant. The base contracted capacity is 1.74 million cubic meters per day delivered in Neuquén. The contract includes an obligation on the part of the supplier to provide up to 100% of the gas contracted and an average annual take-or-pay obligation of 75%, with a recovery period of three years for the purchase of the remaining take-or-pay gas not consumed, which can be sold to other consumers in Chile or Argentina directly or through Sierra Chata. At the time AES Gener entered into this contract, the contract price reflected market conditions in the Neuquén basin. Since domestic transactions were pesofied and the market reference was not clear, a price reduction was agreed to and the price was fixed through April 2005. A new price was agreed upon which became effective in May 2005.

      This agreement covers the needs of the Nueva Renca plant operation. As Nueva Renca is an advanced combined-cycle plant and is located inside the metropolitan region of Santiago serving an area of very high electrical demand, it has a high dispatch factor and usually consumes all of the gas under this contract.

      Gas supply agreement between AES Gener and Eléctrica Santiago

      This agreement covers Eléctrica Santiago’s natural gas requirements by using the gas purchased from the Sierra Chata Consortium. The base contracted capacity is 1.74 million cubic meters per day. This agreement allows AES Gener to transfer gas to Eléctrica Santiago at the same price and upon the other conditions agreed to by AES Gener and Sierra Chata, with the exception of a 1.5% fee charged by AES Gener for the gas actually provided.

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

      Second gas transportation agreement among Eléctrica Santiago and GasAndes Chile and GasAndes Argentina

      In 1995, AES Gener entered into two 25-year firm take-or-pay gas transportation agreements with GasAndes Chile and GasAndes Argentina. Both agreements commenced in August 2003. During 2003, AES Gener, GasAndes Chile and GasAndes Argentina amended the agreements. AES Gener was authorized to reduce the volume of gas transported and to assign the contract to its subsidiary, Eléctrica Santiago. On December 9, 2003, AES Gener exercised the assignment right and is in the process of obtaining the required permits for the assignment. The contracted volume is 50,000 cubic meters per day initially, increasing up to 770 thousand cubic meters per day in 2007, to be used in a future thermoelectric generation project. This contracted volume will remain until the expiration of the contract in 2028.

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

      Take-or-pay natural gas supply contract between TermoAndes and YPF, Tecpetrol, Ledesma, CGC and Mobil

      In January 1999, TermoAndes entered into a 12-year gas supply agreement with YPF, Tecpetrol, Ledesma, CGC and Mobil. The contracted base capacity is an average of 2.375 million cubic meters per day, and TermoAndes has the option to increase or decrease the contracted capacity by 10%. Given that the plant’s current level of gas consumption is less than the contracted level, we have exercised this option, reducing contracted capacity by 10%. The contract establishes an 80% take-or-pay obligation that is applied to 95% of the monthly contracted capacity. The take-or-pay contract may be suspended up to 35 days per year during maintenance periods. TermoAndes is able to recover the gas that is paid for but not consumed during the contract term, and for up to two years after the termination date.

           In 1999, the parties entered into an agreement to eliminate the take-or-pay obligations related to 1999. As of December 31, 2004, TermoAndes had registered approximately US$8.0 million in take-or-pay debt obligations with Tecpetrol, Ledesma, CGC and Mobil related to the period from 2000 to 2003, as a current liability under accounts payable and a non-current asset of the same amount under long term debtors related to the make-up gas that it may consume during the contract term or during the two years after the termination date. Tecpetrol, Ledesma, CGC and Mobil have not invoiced take-or-pay amounts and consequently, TermoAndes has not paid for gas not consumed.

      Given that since February 16, 2004 the company’s gas suppliers have not delivered the nominated quantity of gas, which is higher than the take-or-pay obligation, the company has not accrued additional take-or-pay quantities since December 31, 2003.

      On September 13, 2004, TermoAndes entered into an agreement with YPF, the gas producer that provides 50% of TermoAndes’ contracted supply, which eliminates any historical take-or-pay obligations and adjusts future contractual gas quantities. In September 2004, the existing take-or-pay claims by YPF totaling US$4.3 million were reversed, reducing TermoAndes’ total remaining take-or-pay liability to that associated with the other producers.

      Gas transportation contract between TermoAndes and Transportadora del Gas del Norte

      TermoAndes and TGN entered into a gas transportation contract for a period of 17 years which initiated on January 15, 1999. The contract price is composed of a regulated tariff plus additional contributions. The regulated tariff applied to the contract is the effective rate for the domestic market in Argentina and is subject to modifications by ENARGAS. Payments under this contract amounted to approximately US$2.0 million per year in 2002, 2003 and 2004. All disputes among the parties related to interpretation of the contract were resolved in January 2005.

      Third-Party Guarantees

      As mentioned in note 26 1) b) to our audited consolidated financial statements, as of December 31, 2004, AES Gener was a guarantor of the timely payment of 15% of the principal and interest related to the loan granted to GasAndes Argentina by the bank Bilbao Vizcaya Argentaria (España) S.A. The original amount of the loan totaled US$32 million and the amount guaranteed by us was Ch$2,850 million (US$4.8 million). As of December 31, 2004, the maximum amount guaranteed by AES Gener had been reduced to US$2.55 million as a consequence of the scheduled principal payments having been made. In addition, we agreed with the lenders of GasAndes Chile not to sell, pledge or dispose of our equity participation in GasAndes Chile throughout the life of the credit agreement, which was originally issued for US$136 million and matures in 2011.

Tabular Disclosure of Contractual Obligations as of December 31, 2004

		Payments Due by Period

		Less than	1 - 3	3 - 5	More than
	Total	1 year	years	years	5 years

Debt Obligations (1)	524,892	36,107	52,881	80,687	355,217
Purchase Obligations (2)	274,502	24,383	53,360	58,529	138,230
Other Liabilities (3)	16,450	6,750	820	2,556	6,324

Total	815,844	67,240	107,061	141,772	499,771

________________________________________
(1)	Includes principal and interest related to AES Gener’s Yankee notes, AES Gener’s senior notes due 2014, Eléctrica Santiago’s local bonds and Chivor’s senior notes due 2014 and Chivor’s local syndicated loan.

(2)	Includes all gas supply and transportation agreements of Eléctrica Santiago and TermoAndes, including take-or-pay commitments.

(3)	Includes employee severance indemnities and other provisions.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

      We are managed by our board of directors, which in accordance with our by-laws is comprised of seven regular directors and seven alternate directors who are elected at an annual regular shareholders’ meeting. The entire board of directors is elected every three years. Our board of directors as of December 31, 2004 was elected during our ordinary shareholders’ meeting held in February 2004. If a vacancy occurs, the board of directors may elect a temporary director to fill the vacancy until the next ordinary scheduled meeting of shareholders, at which time the entire board of directors will be elected or re-elected. Regularly scheduled meetings of the board of directors are held once a month, while extraordinary meetings are convened when called by the chairman, requested by any other director with the assent of the chairman or requested by a majority of the directors.

      During the extraordinary shareholders’ meeting held on February 5, 2001, it was decided that members of the board of directors would no longer be paid any compensation, with the exception of members of the Board Committee, as detailed below. There is no requirement for directors to hold any of our shares, and there is no age limit established for the retirement of directors. The business address of each of our directors is the address of our principal executive offices.

      The table below sets forth, as of December 31, 2004, our regular directors, their names and ages, their position with our company, the dates of their initial appointment as directors, the expiration dates of their terms and their principal occupation or employment. There is no family relationship between any of the persons listed in the chart below. As a result of the interim vacancies on the board that were filled in 2004, the entire board of directors was subject to re-election at the next annual ordinary shareholders’ meeting, which was held on April 7, 2005.

AES Gener Board of Directors as of December 31, 2004

		Current Position	Term
Name (age)	Position	Held Since	Expires	Principal Occupation or Employment

				Executive Vice-President and Chief Operating
Joseph Brandt (41) (1)	Chairman	2002	2006	Officer, Integrated Utilities
				Executive Vice-President and Chief Operating
John Ruggirello (55) (2)	Director	2003	2006	Officer, Generation
Eduardo Bernini (49)	Director	2004	2006	Vice President, Integrated Utilities, Brazil
Eduardo Dutrey (45)	Director	2003	2006	Vice-President, Integrated Utilities, Argentina
Javier Giorgio (35)	Director	2002	2006	Generation Manager, AES Andes
Daniel Yarur (49) (4)	Director	2001	2006	Director of BCI, Invertec and SQM
René Cortázar (53)	Director	2001	2006	Director of ICARE, Entel and Moneda Asset
________________________________________
(1)	In March 2005, Joseph Brandt resigned as director and at the annual ordinary shareholders' meeting, held on April 7, 2005, Patricio Testorelli was elected director.

(2)	At the board of directors meeting held on April 19, 2005, John Ruggirello was elected chairman.

(3)	In March 2005, Daniel Yarur resigned as director and at the annual ordinary shareholders' meeting, held on April 7, 2005, Edgardo Campelo was elected director.

(4)	In May 2005, Edgardo Campelo resigned as director and at the annual ordinary shareholders' meeting, held on May 11, 2005, Axel Christensen was elected director.

      Joseph Brandt, John Ruggirello, Eduardo Bernini and Eduardo Dutrey are currently officers or employees of The AES Corporation. Javier Giorgio and Patricio Testorelli are officers of one of The AES Corporation’s subsidiaries. Edgardo Campelo is an officer of our TermoAndes subsidiary. Daniel Yarur, René Cortázar and Axel Christensen are not affiliated with us or The AES Corporation.

      Joseph Brandt: Mr. Brandt holds a Juris Doctorate from the Georgetown University Law Center, a Master of Arts from the University of Virginia and a Bachelor of Arts from George Mason University, and was a Fulbright Scholar at the University of Helsinki, Finland. He is currently Executive Vice President, Chief Operating Officer of Integrated Utilities and

      Chief Restructuring Officer of The AES Corporation. From January 2002 to February 2003, Mr. Brandt was President and Group Manager for AES Andes, covering AES business interests in Argentina. From 1999 to 2002, Mr. Brandt held various corporate and development positions with AES. Prior to joining AES, Mr. Brandt was an Investment Analyst & Portfolio Manager at McGinnis Advisors in San Antonio, Texas. He also held positions at the Washington, D.C. law firm, Latham & Watkins, and at the University of Santa Clara, California.

      John Ruggirello: Mr. Ruggirello holds a Bachelor of Science Degree in Mechanical Engineering from New Jersey Institute of Technology. He is currently Chief Operating Officer for Generation and Executive Vice President of The AES Corporation. He previously held the position of Chief Operating Officer of AES Corp.’s businesses in Europe, Africa, the Middle East and Asia. He has also managed AES generation businesses in the United States and Canada. Before joining AES in 1987, he was Operations Manager for a division of the Diamond Shamrock Corporation.

      Eduardo Bernini: Mr. Bernini received an undergraduate degree in Economics from Universidade do Sao Paulo and holds postgraduate degrees in Economic Development Theory and Electricity Sector Economics. He is currently the President of EletroPaulo—Metropolitana Energia de Sao Paulo S.A., Brasilana Energia S.A., AES Tiete and AES Urguaiana, all of which are Brazilian subsidiaries of The AES Corporation. He also currently holds the position of Vice President of the Brazilian Association of Infrastructure Industries.

      Eduardo Dutrey: Mr. Dutrey received his degree in electromechanical engineering from the University of Buenos Aires and a Master in Business Administration from Dartmouth College. Mr. Dutrey joined The AES Corporation in February 2000 as Chief Executive Officer for AES Juramento, and, in August 2000, he became Chief Executive Officer for AES Alicura. In May 2003, he was appointed group manager of the AES Andes group in Argentina. Prior to joining The AES Corporation, he was Chief of Investor Relations for Repsol YPF.

      Javier Giorgio: Mr. Giorgio is an electrical engineer who received his degree from Universidad Tecnológica Nacional in Argentina as well as a Master in Business Administration from Universidad del CEMA (Centro de Estudios Macroeconómicos de Argentina) in Argentina. He has 13 years of experience in the electric sector. He is currently Chief Executive Officer of AES Andes Generación, which includes all the generation companies of The AES Corporation in Argentina. At The AES Corporation, he previously worked as General Manager of our subsidiary TermoAndes, as commercial manager of distribution companies and as a project developer. He is also on the board of directors of several companies in Argentina that are a part of The AES Corporation.

      Daniel Yarur: Mr. Yarur received his degree in Systems Engineering and Accounting from the University of Chile. He also received a Masters of Science in Finance from The London School of Economics and completed the Advanced Management Program at Harvard University. Mr. Yarur was Chile’s former Superintendente de Valores y Seguros (Superintendent of Securities and Insurance) from March 1994 to March 2000.

      René Cortázar: Mr. Cortázar received his degree in Commercial Engineering from the Pontificia Catholic University of Chile. He received his Ph.D. in Economics from The Massachusetts Institute of Technology. Mr. Cortázar was the Chilean Labor Minister between 1990 and 1994 and the General Manager of Televisión Nacional de Chile until 2000. He is currently President of the Latin American Economic Research Corporation and is a director of the Empresa Nacional de Telecomunicaciones S.A. and CorpBanca.

      Patricio Testorelli: Mr. Testorelli holds a Juris Doctorate from Universidad Católica Argentina and a Master in Law from the Universidad Austral, both in Argentina. He is currently Regional Counsel and Regional Compliance Officer for AES Andes. He has extensive experience in the energy sector. Prior to joining AES Andes in October 2003, he was an attorney in the legal division of the California Public Utilities Commission. From 2000 to 2001, he was General Counsel for the Electricity Under-secretariat in the Argentine Ministry of Economy.

      Edgardo Campelo: Mr. Campelo received his degree in public accounting from the Universidad of Buenos Aires. He is currently Chief Financial Officer of TermoAndes. From 1994-2001, he held the position of Manager of Restructuring and Research in the investment bank department at Banco Río de la Plata S.A., a subsidiary of Banco Santander. Prior to that time, he was employed by Citibank N.A. in its Buenos Aires division as Manager of Research in the investment banking area.

      Axel Christensen: Mr. Christensen holds an undergraduate degree in Civil Industrial Engineering from the Pontificia Catholic University of Chile and a Master in Business Administration from Stanford University. He is currently Director of Business Development of Moneda Asset Management, an independent fund manager in Chile. He previously held the positions of Chief Investment Officer of AFP Cuprum, a Chilean pension fund, and Head of Research of Citicorp Chile.

Executive Officers

      Our executive officers are appointed by the board of directors and hold office at the board’s discretion. The business address of each of our executive officers is the address of our principal executive offices. There is no family relationship between any of the persons listed in the chart below.

      As of December 31, 2004, our executive officers were as follows:

		Current Position	Number of Years
Name (age)	Position	Held Since	with AES Gener

Felipe Cerón (43)	Chief Executive Officer	2001	4
Francisco Castro (34)	Chief Financial Officer	2002	10
Cristián Antunez (44)	Chief Accounting Officer	2002	13
Juan Carlos Olmedo (42)	Commercial Manager	2002	16
Juan Ricardo Inostroza (44)	Development & Regulation Manager	2002	2
Enio Belmonte (57)	Operations Manager	2002	29
Nicolás Cubillos (40)	General Counsel	2004	1
María Teresa Bravo (36)	Communications Manager	2001	10
________________________________________

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

      Francisco Castro received his degree in Civil Industrial Engineering from the Pontificia Catholic University of Chile and joined us in 1994. Since February 2002, he has acted as our Chief Financial Officer. From February 2001 to February 2002, he was Finance Manager and previously acted as our Treasurer from January 1999 to February 2001.

      Cristián Antunez is a certified public accountant who received his degree from the University of Santiago. Since 2002, he has held the position of Chief Accounting Officer. He joined AES Gener in 1991 as Manager of Accounting. In 1992, he moved to our Argentine subsidiary, Central Puerto S.A., where he acted as Controller until 1995, when he was appointed Chief Financial Officer of Eléctrica Santiago.

      Juan Carlos Olmedo received his degree in Civil Industrial Engineering from the Pontificia Catholic University of Chile as well as a Master in Business Administration from the Adolfo Ibañez University. He joined us in 1988. Since October 2002, he has acted as the Commercial Division Manager. He has held previous positions in AES Gener in the commercial area, including Director of Cordillera Plants from May 2001 to October 2002 and Commercial Manager of Non-Affiliate Operations from September 1996 to May 2001.

      Juan Ricardo Inostroza received his degree in Civil Electrical Engineering from the University of Chile. He was appointed as Manager of Regulation and Development in October 2002. He has worked for us, including appointments in equity-method investees, since 1986. His previous positions include Chief Executive Officer of Energén S.A. (March 2000 to October 2002), Commercial Manager of Central Puerto (December 1995 to March 2000), Assistant Commercial Manager of Guacolda (February 1994 to December 1995) and Commercial Manager of Non-Affiliate Operations (January 1990 to February 1994).

      Enio Belmonte received his degree in Civil Mechanical Engineering from Federico Santa María University. He has been with us since 1974, holding various positions in our production area, including Production Manager of Eléctrica Santiago from November 1997 to November 2002, Production Manager of Norgener from July 1995 to November 1997 and Technical Manager of Thermoelectric Plants from October 1992 to July 1995. He was appointed Operating Manager in October 2002.

      Nicolas Cubillos is an attorney who received his degree from the Pontificia Catholic University of Chile. He also received a Master of Laws, or LLM degree, from the University of Michigan. Prior to this appointment, Mr. Cubillos served as a managing attorney for the Enersis Group from 2000 to May 2004.

      María Teresa Bravo is a journalist who graduated from the Pontificia Catholic University of Chile. She joined us in 1994, working in the Labor Relations Department. In 1999, she began working as Journalist of Communications in the Division of Corporate Management of Human Resources and Communications. Since March 2001, she has held the post of AES Gener Communications Manager.

B. Compensation

      For the year ended December 31, 2004, we paid an aggregate compensation of Ch$1,334 million to our executive officers and deputy officers, including bonuses based on performance and corporate earnings, which are also granted to some of our other employees. Additionally, we paid severance pay equal to Ch$36 million to executives during 2004.

      In accordance with our by-laws, our board of directors does not receive compensation. However, members of our Board Committee who are not employees of the AES Corporation or its subsidiaries receive compensation of UF160 per month, which as of December 31, 2004 was equivalent to approximately US$4,970 per month, and was approved at the shareholders' meeting that was held in February 2004. In addition, an annual committee expense budget equal to US$25,000 was approved, which was not used in 2004. The table below shows compensation paid to members of our Board Committee as of December 31, 2004, in thousands of Chilean pesos:

Board Committee Compensation	2004

René Cortázar	29,456
Daniel Yarur	29,456

Total	58,912

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

Committee of the Board of Directors

      Our board of directors has a Board Committee, which serves as our audit committee, which is composed of three board members. As of December 31, 2004, the directors serving on AES Gener's Board Committee were René Cortázar, Daniel Yarur and Eduardo Dutrey. During 2004, Mr. Yarur, who resigned as director in March 2005, was the President of the Board Committee. At the board meeting held on April 19, 2005, René Cortázar, Eduardo Dutrey and Edgardo Campelo were selected as Board Committee members and at the first committee meeting held on April 27, 2005, Mr. Dutrey was chosen to be President of the committee. At the board of directors meeting held on May 11, 2005, the board accepted the resignation of Edgardo Campelo and Axel Christensen was selected to replace him as director and Board Committee member. The Board Committee has the following principal duties:

(1)	to review external audit reports, the balance sheet and other financial statements presented by our administrators and liquidators, and provide its opinion regarding such reports and financial statements prior to their submission to the shareholders for approval;

(2)	to propose to the board of directors the names of independent auditors and credit rating agencies that will be submitted for approval at the annual shareholders' meeting;

(3)	to review information in connection with transactions with related parties and provide a report regarding such, as required in certain defined cases;

(4)	to review the salary system and compensation plan for officers and senior management; and

(5)	to perform any other responsibility entrusted to the Board Committee by the by-laws, the shareholders’ meeting or the board of directors.

      Our board of directors determined that Mr. Daniel Yarur and Mr. René Cortázar, both members of our Board Committee during 2004, met the requirements of an "audit committee financial expert", as defined by the Securities and Exchange Commission, or SEC. In March 2005, Daniel Yarur resigned as director but Mr. Cortázar continues as member of the committee. Additionally, Axel Christensen, who became a director and Board Committee member in May 2005, also meets the requirements of audit committee financial expert.

D. Employees

      We had 459 employees as of December 31, 2004. The table below details the number of individuals employed by us and each existing subsidiary as of December 31, 2004. The country in which the company is located is also indicated.

	At December 31,
	2002	2003	2004

AES Gener (Chile)
Executives	11	13	14
Professionals	69	82	95
Technicians and administrative staff	114	110	109
TOTAL	194	205	218

Subsidiaries
Chivor (Colombia)	70	70	70
Eléctrica Santiago (Chile)	9	12	15
Energía Verde (Chile)	66	70	64
Norgener (Chile)	44	47	50
TermoAndes (Argentina)	38	42	42
Total Subsidiaries	227	241	241

TOTAL	421	446	459

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

  Norgener's existing collective bargaining agreement was executed in May 2004. This agreement covers 47% of the company’s employees and will expire in May 2006.

  Chivor is party to collective bargaining agreements which establish compensation levels and other benefits for most of the company’s employees. During 2003, negotiations with the union were conducted in order to agree on the collective bargaining agreement for the upcoming years. Since no agreement was reached, an arbitration panel was convened and a ruling was issued on December 12, 2003. However, the union appealed the ruling before the Colombian Supreme Court. The court’s final decision authorized an increase in inflation adjusted wages and reduced leaves of absence by 30%, while maintaining the other general terms of the previous agreement. This agreement expired on March 31, 2005. The Company and the union have initiated negotiations in order to agree on the new collective bargaining contract to be in force for the upcoming years.

E. Share Ownership

      None of our directors or executive officers owns AES Gener shares. For more information see "Item 7. Major Shareholders and Related Party Transactions". AES Gener does not provide its management or employees with any type of stock option plans or capital participation. However, The AES Corporation has a long-term compensation plan that includes the provision of stock options and other long-term stock benefits to employees of its subsidiaries, including AES Gener. The Company accounts for these plans using the fair value method. Compensation expense under these plans was not material in any of the periods or prior years presented. See note 37 I (t) “Long Term Compensation” to our audited consolidated financial statements for the years ended December 31, 2003 and 2004 contained in Item 18 herein.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

      Our sole outstanding equity security is shares of our common stock. As of December 31, , the Company’s shareholders’ equity totaled Ch$821,794 million which was distributed in 6,386,837,020 shares held by 1,902 shareholders. The following table sets forth certain information concerning ownership of AES Gener S.A.'s common stock as of April 30, 2005, with respect to the 12 shareholders known to us to have the highest level of ownership participation in the outstanding common stock, and for all of our directors and executive officers as a group. Shareholder information is derived from our records and reports filed by certain of the parties named below with the SVS and the Chilean Stock Exchanges.

	Number of Shares of Common Stock Held of Record	Percentage Ownership of Common Stock

Shareholders

Inversiones Cachagua Limitada	6,309,329,349	98.79%
Banchile Corredores de Bolsa S.A	6,514,059	0.10%
Siglo XXI Fondo de Inversión	3,891,755	0.06%
Bolsa de Comercio de Stgo. Bolsa de Valores	3,363,038	0.05%
Francisco Ebel Vial	3,100,000	0.05%
Bolsa Electrónica de Chile, Bolsa de Valores	2,240,539	0.04%
Yrarrázabal y Cía. Corredores de Bolsa	1,601,664	0.03%
Ugarte y Cía. Corredores de Bolsa	1,586,883	0.02%
Tanner Corredores de Bolsa S.A	1,545,777	0.02%
Valenzuela Lafourcade S.A. Corredores de Bolsa	1,436,673	0.02%
Valores Security S.A. Corredores de Bolsa	1,391,507	0.02%
Larrain Vial S.A. Corredores de Bolsa	1,291,745	0.02%
Directors and Executive Officers as a group	0	0.00%
Other shareholders (1,904)	49,544,031	0.78%
Total shareholders	6,386,837,020	100.00%

There are no special voting rights applicable to our major shareholders.

      As of April 30, 2005, our main shareholder, with 98.79% of our outstanding common stock, was Inversiones Cachagua Limitada, a wholly owned subsidiary of The AES Corporation. The remaining 1.21% of our outstanding common stock is owned by certain minority investors. As of April 30, 2005, we have no outstanding shares held in the United States.

Significant Changes in Ownership by Major Shareholders

Our Acquisition by The AES Corporation

      On November 3, 2000, The AES Corporation, through its subsidiary Cachagua, announced a tender offer for 61.57% of our outstanding shares in Chile for cash, as well as a tender offer for all of our American Depositary Shares, or ADSs, for The AES Corporation’s shares. The purchase price for the offer was US$16.50 per ADS, or its equivalent in Chilean pesos per common share.

      On November 28, 2000, The AES Corporation entered into an agreement with Total, pursuant to which The AES Corporation agreed to cause us to sell to Total all of our Argentine assets and certain other interests for a total of US$657.5 million, if The AES Corporation succeeded in its tender offer.

      On December 28, 2000, The AES Corporation acquired 61.11% of our total capital for the Chilean peso equivalent of US$841.2 million and effectively assumed control of us. On January 9, 2001, The AES Corporation acquired an additional 34.56% of us for a total purchase price of US$475.6 million in the form of The AES Corporation’s common stock. On February 28, 2001, The AES Corporation acquired 2.87% of us for a total purchase price of US$38 million by purchasing our shares on the Santiago Stock Exchange. In December 2001, The AES Corporation acquired an additional 0.11% of our shares for a purchase price of US$1.2 million.

      At that time, the total aggregate value for the acquisition of 98.65% of AES Gener was US$1,356 million.

      In connection with our recent debt restructuring plan, on June 19, 2004, we completed our capital increase represented by a total of 714,084,243 shares of common stock totaling Ch$62,268 million (the equivalent of US$98.0 million at the time the capital increase transactions occurred). Pursuant to the capital increase, Cachagua subscribed to 713,000,000 shares of our common stock on May 20, 2004, increasing its ownership from 98.65% to 98.79% . Therefore, the AES Corporation is currently the owner of 98.79% of our total capital through its wholly owned subsidiary, Cachagua.

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

      In addition, Article 44 of the Chilean Corporations Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved only when the board of directors has previously been informed and has approved of such director's interest and the terms of such transaction are similar to those prevailing in the market. In accordance with Chilean law, an interested director must refrain from voting on such a transaction under certain circumstances. If the board of directors cannot reach a decision about the transaction, it may appoint two independent valuators or appraisers. The final conclusions of such valuators or appraisers must be made available to shareholders and directors for a period of 20 business days, during which time shareholders representing 5% or more of the issued voting shares may request that the board call a shareholders' meeting to resolve the matter. All transactions by related parties (Articles 44 and 89) must be evaluated by the executive committee before they receive board approval. All resolutions approving Article 44 transactions must be reported to the company's shareholders at the next annual shareholders' meeting. Violations of this provision may result in administrative, criminal or civil liability to the corporation, the shareholders and/or third parties who suffer losses as a result of such violation. We believe that we have complied with the requirements of Article 89 and Article 44 in all transactions with related parties.

      In Chile, the transfer of funds between related companies in the form of short-term intercompany loans is common practice. All such transactions are subject to the supervision of our Board of Directors’ Committee. On February 28, 2001, we signed a mercantile account agreement or intercompany account receivable with Cachagua, whose balance in its current account was adjusted in U.S. dollars and accrued interest at 30-day LIBOR plus spread. On May 15, 2003, Cachagua pledged those shares of ours that it owned in our favor to guarantee the timely and complete payment of the intercompany account. Additionally, on May 15, 2003, the interest rate was modified to 10% annually. As part of our recently completed debt restructuring plan, on February 27, 2004, Cachagua repaid in full all amounts due under the intercompany account, which on such date was US$298 million, including principal of US$247 million and interest of US$51 million.

      In December 2003, our board of directors and Eléctrica Santiago’s board of directors approved the transfer from AES Gener to Eléctrica Santiago of the 100 MW Renca plant and properties for US$26.3 million. This agreement was executed in February 2004. In July 2004, the power purchase agreement between AES Gener and TermoAndes was modified. The agreement, pursuant to which we purchase 100% of TermoAndes’ electrical capacity, was originally entered into in 1997. Prior to the closing of the TermoAndes and InterAndes debt restructuring in April 2004, the power purchase agreement also provided for a minimum monthly payment in amounts sufficient to cover the payment of interest and amortization of the US$257 million notes issued by TermoAndes and InterAndes. Under the current agreement, we make payments to TermoAndes on the basis of a variable energy payment in accordance with the energy effectively delivered by TermoAndes, plus a fixed transmission and maintenance charge. In November 2004, AES Gener provided a 180-day renewable standby letter of credit for a total aggregate amount of up to US$9.7 million to guarantee the interest reserve account established under the indenture for Chivor’s senior notes.

C. Interests of Experts and Counsel

None.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

      See "Item 18. Financial Statements" for a list of the financial statements filed with this document.

Legal Proceedings

      As of June 20, 2004, we were involved in certain legal proceedings customary to the normal conduct of our business. The most important proceedings are summarized as follows:

  Since 2001, on-going disputes have existed between members of the CDEC-SIC with regard to the method for calculating firm capacity transfers and corresponding payments for all of the power plants in the SIC from the year 2000 forward. In April 2004, the Ministry of Economy (“the Ministry”) issued Ministerial Resolution No. 17 (“MR-17”) which accepted Endesa’s previous request to reallocate firm capacity to hydroelectric plants with reservoirs, resulting in a decrease for other plants in the SIC. We filed a motion for reconsideration of MR-17 and in June 2004, the Ministry issued Ministerial Resolution No. 35 (“MR-35”), which partially rejected our motion for reconsideration, ordering the CDEC-SIC to apply the firm capacity calculation methodology of MR-17, but redefining the hours of highest demand. The Company and the other CDEC-SIC members filed responses to MR- 17 and in July 2004, the board of directors of the CDEC-SIC determined that the issue would be resolved by the “Experts Panel” as defined by the Chilean Electricity Law. In September 2004, the Experts Panel reduced the period of highest daily demand specified in MR-119 and in October 2004, the CDEC-SIC determined the corresponding firm capacity payments. Based on this ruling, AES Gener, Eléctrica Santiago and Guacolda were to be paid Ch$6,744 million (US$12,099,000), Ch$3,667 million (US$6,579,000) and Ch$3,032 million (US$5,440,000), respectively, as of October 1, 2004, although payments were only received from some generation companies. In October 2004, some members of the CDEC-SIC filed discrepancies with the calculations made by the CDEC-SIC, which were decided by the Experts Panel in December 2004. On January 18 and 19, 2005, based on the Experts Panel opinions, the CDEC issued the results of the firm capacity transfers corresponding to the periods from April 2000 to March 2004 and from April 2004 to November 2004. AES Gener, Eléctrica Santiago and Guacolda received payment of Ch$2,757 million (US$4,947,000), Ch$1,313 million (US$2,357,000) and Ch$1,204 million (US$2,160,000), respectively. Endesa and two of its subsidiaries filed a nullity suit of MR-35 which is pending.

  The Public Emergency Law and supplementary regulations issued by the Argentine government in early 2002 converted into pesos, or pesofied, all obligations and private contracts executed by Argentine persons in U.S. dollars as of January 6, 2002, at the exchange rate of Arg$1.00 per U.S. dollar. They also established that such obligations and contracts are to be adjusted by the CER, published by the Argentine Central Bank. TermoAndes has made payments to gas suppliers and transportation service providers without adjustments by the CER, which has not been invoiced by the gas suppliers. During 2002, TermoAndes’ gas and transportation service providers requested the re-dollarization of TermoAndes’ gas supply and gas transport contracts by the regulatory authorities, alleging that the Public Emergency Law does not apply to gas export contracts or gas transportation for gas exports or exports of gas-fueled electricity. TermoAndes responded to these requests by explaining that it is an Argentine generation company and that all gas purchased by the company is consumed in Argentina and such gas is not intended for export. On January 30, 2004, the consortium of gas suppliers composed of Tecpetrol, Mobil and CGC filed for arbitration at the ICC requesting the re-dollarization of the gas price. TermoAndes filed a countersuit on March 10, 2004.case was submitted to the arbitration tribunal for determination of the terms of reference. The parties are in the process of offering evidence. In January 2005, all outstanding disputes between TermoAndes and its gas transportation service provider, Tranportadora de Gas del Norte, were resolved by the parties.

  On March 11, 2004, the Company commenced arbitration proceedings against Coastal our joint venture partner in Itabo. In August 2003, Coastal alleged that we violated certain electricity laws and regulations of the Dominican Republic and obtained a decision from the Superintendence of Electricity which ordered us to dispose of our participation in Itabo, stating that The AES Corporation’s indirect participation in Itabo results in a violation of the limits on total ownership of electric generation capacity in the Dominican Republic. In October 2003, Coastal sent us a notice of defaults and disputes claiming that we materially breached our shareholders’ agreement and reiterated its claims that we had violated electricity laws and regulations, all of which we fully and formally denied. Pursuant to the terms of our shareholders’ agreement, the Company filed for arbitration at the ICC in March 2004. Coastal responded with a counterclaim and we filed our response to their counterclaim in June 2004. The arbitration tribunal has been appointed. The Company believes that Coastal has no legitimate basis for its contractual claims and no legal grounds for its claims based on the electricity law, as the resolution and a subsequent “Formulation of Charges” issued by the Superintendence of Electricity were rejected by a Dominican court. If Coastal is successful in its claims, we would be required to sell to Coastal our interest in Itabo at 75% of its current independently determined value. In December 2004, Coastal filed a request for an interim award demanding that the tribunal prematurely order publication of a valuation of and on May 6, 2005, this request was denied.

  On July 13, 2004, AES Gener and Eléctrica de Santiago filed for arbitration at the ICC against the Sierra Chata Consortium of gas suppliers formed by Petrolera Santa Fe S.R.L., Mobil Exploration & Development Argentina Inc., Atalaya Energy S.R.L., Canadian Hunter Argentina S.R.L. and Total Austral S.A. for breach of contract. AES Gener and Eléctrica Santiago are demanding that the members of the Sierra Chata Consortium be required to provide the total agreed natural gas supply and/or provide damage indemnification. The Company is seeking compensation of the direct damages as a consequence of the breach of contract. As of the date of the ICC filing, we estimated that the contractual damages in question totaled US$7.3 million. We are also seeking compensation for future damages as provided under Argentine law. On October 8, 2004, the defendants responded asserting that the Argentine government has decreed the natural gas restrictions and as such they are considered to be force majeure events under the contract. The three arbitrators composing the tribunal have been appointed. On May 13, 2005, AES Gener and Eléctrica Santiago were notified that the defendants had submitted new facts in the case and on May 26, 2005, we submitted a filing refuting said facts.

  There are also on-going disputes between members of the CDEC-SING with regard to the method for calculating firm capacity transfers and corresponding payments for all of the power plants in the SING from the year 2000 forward. In December 2003, the Ministry issued Ministerial Resolution No. 106 (“MR-106”), which ruled favorably on a request by Gasatacama Generación Limitada to reverse with retroactive effect the previous firm capacity methodology approved by the Ministry and applied by the CDEC-SING. In April 2004, Norgener submitted a motion to declare MR-106 void claiming that it contravenes applicable law and obtained a stay of MR-106. In June 2004, through Ministerial Resolution No. 39 (“MR-39”), this motion was rejected by the Ministry. Subsequently, Norgener filed an appeal with the Contraloría de la República, an autonomous administrative government agency, claiming that MR-106 and MR-39 contravened applicable law which is still pending. In July 2004, AES Gener and Norgener made a payment for firm capacity of approximately Ch$2,014 million (US$3,613,000) to other generation companies in accordance with MR-106 for the period from January 2000 to May 2004. The Board of Directors of the CDEC-SING has submitted three discrepancies to the Experts Panel with regard to the interpretation of MR-106. Based on the Experts Panel’s responses to these discrepancies issued in 2005, in March 2005, the CDEC-SING determined that we were to receive a reimbursement of the amount paid in July 2004 equal to approximately Ch$1,065 million and such payment was received on April 22, 2005. Two generation companies objected to the application period utilized by the CDEC- SING in its calculations and on April 26, 2005, the CDEC-SING submitted this issue to the Experts Panel for resolution. On May 31, 2005, the Experts Panel resolved this issue reducing the reimbursement received by Norgener in April 2005 by Ch$221 million.

  On September 24, 2004, the CSEC formulated charges against AES Gener and its subsidiaries Eléctrica Santiago and Energía Verde, for allegedly providing the CSEC with erroneous information regarding unregulated contract prices that are used in calculating the regulated node prices during each semi-annual period. On October 13, 2004, AES Gener, Eléctrica Santiago and Energía Verde submitted their responses in which they rejected the grounds for the charges.

  The CSEC has formulated charges against all members of the CDEC-SIC for alleged lack of coordination related to three system blackouts that occurred in September 2002, January 2003 and November 2003, respectively. In the case of the blackout that occurred in September 2002, in a decision issued in August 2003, the CSEC applied fines to those companies found to have direct responsibility for the blackout, in addition to fining all members of the CDEC-SIC for alleged lack of coordination among CDEC members, including AES Gener, Eléctrica Santiago and Guacolda. AES Gener was fined 1,500 Annual Tax Units, or approximately US$979,000, as of December 31, 2004, and our subsidiary Eléctrica Santiago and our equity-method investee Guacolda were both fined 1,000 Annual Tax Units, or approximately US$652,000, as of December 31, 2004. AES Gener and its related companies filed appeals before the CSEC and these appeals were rejected. We subsequently filed appeals before the Santiago Court of Appeals, depositing in favor of the court 25% of the fine applied by the CSEC, as required and provisions were made accordingly. Additionally, on February 21, 2003, the CSEC formulated charges against all members of the CDEC-SIC related to a system blackout that occurred in January 2003. With regard to this blackout, AES Gener, Eléctrica Santiago and Guacolda were fined 560 Annual Tax Units, or approximately US$365,000 each, as of December 31, 2004 and appeals were filed before the CSEC but no ruling has been issued. In April 2004, the CSEC formulated charges against all members of the CDEC-SIC, related to the system blackout that occurred in November 2003. To date, the CSEC has not issued fines related to this blackout.

  On July 21, 2004, the Corporación Dominicana de Empresas Eléctricas Estatales (“CDEEE”), which is the government entity that currently owns 50% of Itabo, filed two lawsuits in the Dominican Republic against Itabo and its president. In the first suit, CDEEE requests a rendering of accountability for the accounts of Itabo with regard to all transactions between Itabo and related parties. In the second suit, CDEEE requests that Itabo be ordered to deliver CDEEE its accounting books and records for the period from September 1999 to July 2004, and that an independent expert audit the accounting records and submit a report to CDEEE and the courts, in addition to the payment of a fine of approximately US$4,000. CDEEE additionally requested the seizure, garnishment and attachment of goods and assets owned by Itabo and its president in the event Itabo fails to render the requested accountability. In accordance with the statutory and contractual provisions between CDEEE and Itabo, as related parties in

Itabo’s capitalization process, the parties are required to conduct an arbitration proceeding for the settlement of any controversy, claim or dispute, including a petition requesting a rendering of accountability or the imposition of damages. In relation to the first suit for the rendering of accountability, the court dismissed CDEEE’s request on November 29, 2004 and CDEEE appealed this decision. A hearing was held on May 12, 2005 and Itabo requested that the court declare its jurisdictional incompetence to decide the matter based on the ongoing ICC arbitration described below. The court reserved judgment with regard to Itabo’s jurisdictional request and set a hearing for May 27, 2005 at which the parties were to present and document their allegations. On May 25, 2005, Itabo appealed the May 12, 2005 decision to a higher court in the Dominican Republic and on May 26, 2005, it filed a lawsuit with the United States District Court of the Southern District of New York in which it seeks relief on aid of the ongoing arbitration. With regard to the second suit, a hearing was held on March 30, 2005. In this case, Itabo also requested that the court declare its jurisdictional incompetence to decide the matter and held that the case should be decided in an arbitration proceeding. The judge requested that the parties submit briefs and reserved resolution of the jurisdictional issue. The parties made the requested filings in April 2005. On February 9, 2005, Itabo filed a lawsuit for arbitration with the ICC against CDEEE and the Fondo Patrimonial de las Empresas Reformadas (“FONPER”), a state-owned fund which administers the earnings of certain government-owned companies, such as CDEEE. Itabo’s principal requests include: a ruling that CDEEE and FONPER have not complied with the terms of the contracts executed by the parties with regard to the resolution of disputes and non-interference in the management of Itabo, and that the defendants not be allowed to initiate and/or continue any proceeding against Itabo other than the type of proceedings specifically addressed in the agreements between the parties. FONPER responded to Itabo’s lawsuit and filed a counterclaim on April 21, 2005. CDEEE submitted its response on April 23, 2005 and Itabo filed comments to FONPER’s counterclaim on May 12, 2005. The tribunal is in the process of being constituted. On June 16, 2005, Itabo filed a request for injunctive relief in the arbitration proceeding which requests CDEEE to discontinue all proceedings that have been filed in courts in the Dominican Republic.

  In May 2002, we were served with a lawsuit by BTI Corporation (Delaware) Inc., or Bankers Trust, as assignee of the trustee in the bankruptcy of Cordex Petroleums Inc., a company incorporated under the laws of Alberta, Canada. The total amount sought against the Company in the lawsuit is US$8.7 million plus interest and legal fees. The lawsuit is based on breach of contract, inducing breach of contracts, inducing breach of fiduciary duty and fraud against AES Gener related to its alleged collusion with the other defendant, Mr. Ralph Wilkerson to breach his contractual and fiduciary duties owed to Cordex Petroleums, Inc. The lawsuit was filed with the Court of Queen’s Bench of Alberta, Judicial District of Calgary, Canada. In July 2002, we submitted a motion for dismissal claiming, among other things, lack of jurisdiction of the Canadian Courts and the improper obtainment of a court order allowing the plaintiff to serve the claim on AES Gener in Chile. A hearing was originally set for February 6, 2003, but it was suspended due to a dispute related to the late filing of an affidavit by the plaintiff in response to the motion. In March 2004, the Alberta Court of Appeals ruled that a previous decision regarding the admissibility of the plaintiff’s late-filed affidavit was premature and that the issue should be determined by the judge who is to hear AES Gener's motion to dismiss. As of December 31, 2004, the parties were negotiating a settlement and on June 6, 2005, the parties reached a mutual release and settlement agreement. On June 10, 2005, the plaintiff filed the corresponding motion for discontinuation of action before the Alberta Courts.

  In December 1999, the Company filed for arbitration against Hidroeléctrica Guardia Vieja S.A. and Hidroeléctrica Aconcagua S.A. (“HGV-HASA”), claiming default in the performance of contractual obligations related to an energy and capacity sales contract. In December 2001, the arbitrator rendered an award, which consistent with the Company’s request, ordered the amendment of the “Sales Agreement of Electric Power and Capacity and Others” executed between AES Gener and HGV-HASA on November 2, 1993. This award ordered the re-issuance of the invoices exchanged between the parties from April 1998 until the final date of effective compliance with the award. The Company’s original claim was for the amount of Ch$5,444 million (approximately US$9 million). As of December 31, 2004 the amount, including interest and amendments to the contract was Ch$9,064 million (approximately US$16 million). The defendants filed an extraordinary appeal (Recurso de Casación) before the Santiago Court of Appeals against the arbitral award which is still pending. In 2001, based on the arbitral award, the Company recorded a portion of the contingent gain equal to Ch$2,940 million (approximately US$5 million) as income. This dispute will likely be heard by the Supreme Court. On December 31, 2004, under Chilean GAAP, a provision was recorded against the contingent gain recorded in 2001.

  In November 2004, AES Gener and Eléctrica Santiago were notified of a lawsuit filed against them by three insurance companies: Liberty Compañía de Seguros, Compañía de Seguros Generales Cruz del Sur S.A. and Compañía de Seguros Generales Penta Security S.A. (the “insurance companies”). The insurance companies paid Codelco-Andina (a copper mine owned by the Chilean government through the Corporación Nacional de Cobre, Codelco or the National Copper Corporation) for production loss damages due to the failure of an electric transmission line owned by Codelco in June 2000. Eléctrica Santiago subsequently offered to deliver electricity to Codelco-Andina through transmission lines owned by AES Gener, subject to potential supply restrictions in AES Gener’s transmission lines. In December 2000, the restrictions in AES Gener’s system increased and Eléctrica Santiago’s electricity supply to Codelco Andina was reduced. In an arbitration proceeding in Chile, the insurance companies were required to pay US$ 6.1 million in damages to Codelco. The insurance companies are seeking recovery from AES Gener and Eléctrica Santiago, by virtue of subrogation of the insured rights, of compensation in the amount of US$6.6 million which includes the damages paid by them to Codelco, in addition to expenses, fees and interest. The insurance companies have charged the Company with breach of contract and have based the claim for compensation “on the lack of written notice” by Eléctrica Santiago and AES Gener regarding the alternative transmission line restrictions, affirming that if written notice had been appropriately provided, Codelco-Andina would have adopted preventive measures to avoid damages, particularly production losses. Additionally, the insurance companies have filed a claim for compensation in the same amount for damages related to extra-contractual liabilities, in the event that the lawsuit seeking compensation for damages related to AES Gener’s contractual liabilities is rejected or the court determines that all or a portion of Eléctrica Santiago’s responsibility exceeds contractual boundaries. On December 21, 2004, Eléctrica Santiago and AES Gener separately filed incidental proceedings to stay the main litigation and dilatory pleas which included a plea regarding the court’s jurisdictional incompetence. Both incidental proceedings were denied and we have appealed these rulings. The dilatory pleas are pending.

  AES Gener and Electroandina S.A. (Electroandina) are parties to an agreement under which Electroandina agreed to unload, manage and store coal for Norgener in its facilities located at the port of Tocopilla in Northern Chile. Norgener utilizes such coal to generate electricity in its Tocopilla thermoelectric power plant. Electroandina provided notice that it would terminate the agreement, effective August 28, 2005, and offered to negotiate a new agreement. On May 18, 2005, AES Gener and Norgener filed a lawsuit against Electroandina before the Chilean Court for Free Competition which alleges that: (i) Electroandina has a monopoly in the market for the unloading, management and storage of coal in Tocopilla; (ii) Electroandina has abused its monopolistic position in such market in order to obtain undue profit in the port business and electricity business in the SING. AES Gener and Norgener have requested that the court order Electroandina: (a) to refrain from demanding tariff increases and other conditions that are not supported by cost increases or service improvements, that are not related to the effective use of its facilities, or that are not directly related to the unloading, management and storage of coal; and (b) to present an objective and non-discriminatory price system for the services it provides based on long-term marginal costs. Additionally, we have requested that the court sanction Electroandina with a fine of up to approximately US$1.2 million. AES Gener and Norgener separately requested an interim injunction requiring Electroandina to continue performing under the current agreement subsequent to August 28, 2005 until a final decision is issued. Electroandina responded to the interim request on June 13, 2005 and must respond to the lawsuit by June 22, 2005.

      For further details concerning these and other contingencies, see note 26 to our audited consolidated financial statements included in Item 18.

Dividend Policy

      Our dividend policy for each year is announced to our shareholders at our annual ordinary shareholders' meeting, including the policy intended to be followed by the board of directors for interim dividends for that year. At the meeting, shareholders consider and approve the final dividend proposed by the board of directors with respect to the prior year's earnings, and ratify the interim dividends previously declared and paid. As required by Chilean law, unless otherwise decided unanimously by the shareholders, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year, determined on a Chilean GAAP basis, unless and except to the extent to which we have accumulated losses. Our board of directors may also distribute interim dividends based on net income projections, as long as there are no accumulated losses, and subject to directors' personal liability for any difference between the final annual net income and the aggregate interim dividend distributed during the year. It is our current dividend policy to distribute dividends equal to or in excess of the statutory minimum.

      In 2002, no dividends were paid on account of our losses in 2001. In 2003, dividends equal to 30% of adjusted consolidated net income for the year 2002 were declared, as required by Chilean law, and paid on May 19, 2003. Subsequently, on July 9, 2003, dividends equal to the remaining 70% of adjusted consolidated net income for 2002 were approved at an extraordinary shareholders' meeting and paid on August 5, 2003; however, all dividends owed to our immediate parent company, Cachagua, were used to pay amounts due to us under the intercompany account. On February 19, 2004, dividends equal to 100% of net income for the year ended December 31, 2003 and 50% of retained earnings were declared, and such dividend was paid on February 27, 2004.

      Additionally, at the annual ordinary shareholders' meeting held on February 27, 2004, the dividend policy adopted by the board of directors at the regular board meeting held on January 29, 2004 was announced to shareholders. The board of directors’ policy included the intention to distribute at least 50% of the net income generated during 2004 and also to pay an interim dividend in 2004. In determining the dividend policy for the fiscal year ending December 31, 2004, the board of directors specified that the payment of the proposed dividends would be subject to the net income realized during the period as well as the financial projections periodically conducted by the Company throughout the year. The dividend policy adopted by the board of directors at the regular board meeting held on March 9, 2005 for the year ending December 31, 2005 was announced at the annual ordinary shareholders' meeting held on April 7, 2005. The policy is similar to that applied during the previous period including the intention to distribute at least 50% of the net income generated during 2005 and also to pay an interim dividend during the year. The board of directors again specified that the payment of dividends would be subject to net income realized during the period, the Company’s periodic financial projections and compliance with the Company’s by-laws and outstanding credit agreements. The board of directors also notified shareholders of its intention to maintain a similar dividend policy in the medium term future.

      At a meeting held on August 22, 2004, our board of directors approved the distribution of an interim dividend in Chilean pesos in the amount equal to US$19.5 million, or US$0.00305 per share. This dividend was paid to shareholders on September 16, 2004. At a meeting held on December 6, 2004, our board of directors approved the distribution of an interim dividend in Chilean pesos in the amount equal to US$35.1 million, or US$0.0055 per share. This dividend was paid to shareholders on December 28, 2004. At the annual ordinary shareholders' meeting held on April 7, 2005, the board of directors presented a proposal to distribute 99.45% of the net income generated during the year ended December 31, 2004 which was approved by the shareholders. Based on this, and considering the interim dividends that were previously distributed during 2004, the shareholders agreed to distribute an additional dividend in Chilean pesos in the amount of Ch$6,748 million or Ch$6.14 per share (approximately US$11.5 million or US$0.0011 per share) which was paid on April 29, 2005.

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

	Per Share		Per ADS

Year	(Ch$)	(US$)	(US$)

1999	0.66	0.001	0.09
2000 (1)	0.50	0.001	0.06
2001 (2)	25.55	0.040	2.65
2002	0.00	0.000	—
2003 (3)(4)	5.24	0.009	—
2004 (5)	15.06	0.028	—
2005 (6)	1.06	0.002	—
________________________________________
(1)	Interim dividends paid against net income projections.
(2)	Extraordinary dividends paid against retained earnings.
(3)	Two dividend payments were distributed on May 19, 2003 and August 5, 2003, equal to 100% of our net income for the year ended 2002.
(4)	Since April 2003, our ADR program has been closed.
(5)	Three dividend payments were distributed in 2004. On February 27, 2004, dividends were paid equal to 100% of net income for the year ended December 31, 2003 and 50% of retained earnings. Additionally, on September 16, 2004 and December 28, 2004, we paid interim dividends against net income projections for the year ended December 31, 2004.
(6)	On April 7, 2004, shareholders approved the distribution of a final dividend payment from net income generated during 2004. As a result, an aggregate total of 99.45% of the net income generated during the year ended December 31, 2004 was distributed in three dividend payments made in September and December 2004 and April 2005.

      Dividends are paid in pesos, and each investor must make his or her own arrangements to convert them into U.S. dollars and send them abroad, if desired.

B. Significant Changes

      We are not aware of any significant changes bearing upon our financial condition since the date of the audited consolidated financial statements included in this annual report.

Item 9. The Offer and Listing

A. Offer and Listing Details

      Shares of our common stock are traded on the Bolsa de Comercio de Santiago, Bolsa de Valores, or the Santiago Stock Exchange, the Bolsa Electrónica de Chile - Bolsa de Valores, or Electronic Stock Exchange, and the Bolsa de Corredores - Bolsa de Valores, or the Valparaiso Stock Exchange, which we jointly refer to as the Chilean Stock Exchanges, under the symbol "GENER".

      The table below shows the quarterly high and low closing sale prices of our common stock in Chilean pesos as reported on the Santiago Stock Exchange for the indicated periods. The following information reflects actual historical amounts at the trade dates and has not been restated in constant pesos.

	Santiago Stock Exchange
	Per Share			NYSE per ADS

Year ended December 31	Share Volume	Low	High	Share Volume	Low	High

2000	5,416,911,686	89.0	143.3	46,610,900	10.8	18.0
2001	225,035,160	91.0	159.0	—	—	—
2002	10,511,820	31.0	110.0	—	—	—
2003	68,713,417	31.0	120.0	—	—	—
2004
2003
First Quarter	2,803,361	40.0	50.0	—	—	—
Second Quarter	35,294,999	28.6	70.0	—	—	—

Third Quarter	15,648,513	65.0	94.0	—	—	—
Fourth Quarter	14,966,544	89.0	120.0	—	—	—
2004
First Quarter	12,075,771	80.0	120.0	—	—	—
Second Quarter	3,983,024	78.0	96.0	—	—	—
Third Quarter	7,137,072	82.0	95.0	—	—	—
Fourth Quarter	6,371,835	88.0	104.0	—	—	—
Last Six Months
December 2004	1,999	92.3	104.0	—	—	—
January 2005	787,272	87.0	100.0	—	—	—
February 2005	693,830	87.0	97.0	—	—	—
March 2005	861,823	86.5	94.0	—	—	—
April 2005	2,267,695	80.0	92.0	—	—	—
May 2005	1,463,931	84.5	95.0	—	—	—

      As of June 20, 2005, the closing sale price for our common stock on the Santiago Stock Exchange was Ch$90.0 per share.

B. Plan of Distribution

      Not applicable.

C. Markets

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

      The three main share price indices for the Santiago Stock Exchange are the General Share Price Index, or the IGPA, the IPSA and the Inter-10, which corresponds with the 10 most active Chilean American Depositary Receipts, or ADRs, each quarter. The IGPA is calculated using the prices of 177 issues and is broken into five main sectors: banks and finance, farming and forest products, mining, industrials and miscellaneous. The IPSA is a major company index, which currently includes the most 40 active stocks on the Santiago Stock Exchange. Shares included in the IPSA are weighted according to the value of the shares traded. Our common stock is included in the IGPA.

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

      Our 7.5% senior notes due 2014 are listed on the Luxembourg Stock Exchange.

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

D. Selling Shareholders

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

Registration and Corporate Purpose

      We are a sociedad anónima abierta, or an open stock corporation, organized by means of an escritura pública, or public deed, dated June 19, 1981. Our by-laws were approved by the SVS by Resolution No. 410-S, dated July 17, 1981 and published in the Official Gazette No. 31,023 on July 23, 1981. It was recorded in Page 13,107, No. 7,274 of Santiago's Registry of Commerce in 1981.

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

By-law Provisions

      As mentioned above (See “Item 6. Directors, Senior Management and Employees—Board of Directors”), we are managed by our board of directors, which in accordance with our by-laws is comprised of seven regular directors and seven alternate directors who are elected at an annual regular shareholders’ meeting. The entire board of directors is elected every three years. The board of directors’ meetings are constituted with the assistance of a minimum of four directors and approvals are granted by absolute majority of the assisting directors. If there is a tie, the director presiding the meeting casts the deciding vote. Other provisions of our by-laws include:

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

  proposed increases or decreases in the number of our directors; and

  proposed modifications or amendments to one or more of the provisions amended pursuant to the referred shareholders' meeting.

Ownership Restrictions

      There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

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

  a principal and its agents;

  spouses and other relatives up to a certain level of kindred;

  entities within the same business group; and

  an entity and its controller or any of its members.

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

  a company and its controller; or

  all companies under common control and the controller thereof, including all of the entities that the SVS declares to be part of the business group due to one or more of the following reasons:

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

      As of January 1, 2004, our share capital consisted of 8,428,659,801 authorized shares of common stock, of which 5,672,752,777 were subscribed for and fully paid. During three transactions which occurred in March, April and May 2004, we fully redeemed our U.S. convertible notes and Chilean convertible notes and cancelled the outstanding 2,289,067,742 shares of common stock which had been reserved for issuance upon the conversion of the notes. Additionally, on March 10, 2004, we held an extraordinary shareholders' meeting to revoke a capital increase of approximately US$80 million approved by our shareholders on November 21, 2003, authorizing the issuance of 466,839,282 shares of common stock which were in the process of being registered with the SVS. On June 19, 2004, we completed a capital increase represented by a total of 714,084,243 shares of common stock. As of December 31, 2004, our share capital consisted of 6,386,837,020 authorized shares of common stock, all of which are subscribed for and fully paid. Chilean law recognizes the right to issue common stock and preferred stock. To date, we have issued and are authorized to issue only common stock.

Shareholders' Meetings and Voting Rights

      In accordance with Chilean law, an ordinary annual meeting of our shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders approves our annual report and annual financial statements. It also approves all dividends to be paid, elects the board of directors and external auditors and approves any other matter which is not required to be decided by an extraordinary shareholders' meeting. Our last ordinary annual meeting of shareholders was held on April 7, 2005. Extraordinary shareholders' meetings may be called by the board of directors when deemed appropriate and must be called by the board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the SVS.

      The following matters may only be dealt with at extraordinary shareholders' meetings:

  our dissolution;

  a change in our corporate form, merger, division or amendment of our by-laws;

  the issuance of bonds or notes convertible into shares;

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

  a change in corporate form, merger or division;

  an amendment to our term of duration or for our early dissolution;

  a change in corporate domicile;

  a decrease in corporate capital;

  the approval of capital contributions in kind and the valuation of such assets;

  a modification of the powers exercisable through shareholders' meetings or limitations on the powers of the board of directors;

  a reduction in the number of members of the board of directors;

  the transfer of 50% or more of our assets, regardless of whether they include liabilities, or the approval or amendment of a business plan that contemplates the transfer of 50% or more of our assets percentage;

  the form of distributing corporate benefits;

  the creation of security interests or guarantees to secure the obligations of third parties, except for those of subsidiaries;

  the repurchase of shares;

  the approval of material related-party transactions when requested by shareholders representing at least 5.0% of the issued and outstanding shares with the right to vote;

  the decision whether to make private a public corporation in case the requirements set forth in "— General" cease to be met;

  certain other actions specified in the by-laws; and

  the correction of procedural errors in the constitution of the company or in an amendment to the by-laws in case such amendment involves one or more of the above-mentioned actions.

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

Dividend and Liquidation Rights

      In accordance with Chilean law, we must distribute an annual cash dividend equal to at least 30% of our annual consolidated net income calculated in accordance with Chilean GAAP, unless otherwise decided by a unanimous vote of the holders of the issued shares and unless, and except to the extent that, we have accumulated losses. If there is no net income in a given year, we can elect, but are not legally obligated, to distribute dividends out of retained earnings. We may grant an option to our shareholders to receive any dividend in excess of 30% of net income in cash, in our own shares or in shares of corporations we hold. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash. All of our shares are entitled to an equal distribution in all dividends we declare.

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

      In addition to the foregoing, under Article 69-69-bis of the Chilean Corporations Law, any person acquiring two-thirds or more of the shares with the right to vote of an open stock corporation (except in the case of a reduction of capital produced as a result of not having fully subscribed and paid an increase of capital within the legal term) shall make, within the 30 days following such acquisition, a tender offer for the remaining shares at a price not lower than the one that would correspond to shareholders exercising withdrawal rights. If the acquirer does not comply with these obligations, the minority shareholders shall have withdrawal rights.

Registrations and Transfers

      On January 1, 2005, Depósito Central de Valores (DCV) became our acting registrar and transfer agent, upon the merger of our previous registrar and transfer agent, Empresa de Servicios BPO Sonda S.A , with DCV.

C. Material Contracts

      In 2003 and 2004, we did not enter into any material contacts, other than contracts entered into in the ordinary course of business.

D. Exchange Controls

Foreign Investment and Exchange Controls in Chile

            The Chilean Central Bank is responsible for monetary policies and exchange controls in Chile, among other things. Foreign investments can be registered with the Foreign Investment Committee under Decree-Law 600 of 1974 or with the Chilean Central Bank under the Chilean Central Bank Act, Law No. 18,840, dated October 1989. In March 2002, the current Compendium of Foreign Exchange Regulations (“the Compendium”) approved by the Chilean Central Bank became effective which ended the gradual process of deregulation of the foreign exchange market. The Compendium removed certain restrictions previously applied to cross-border investment and financial transactions and enhanced the information compiled by the Chilean Central Bank.

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

United States Tax Considerations

      The following discussion summarizes the material United States federal income tax considerations, under present law, of the purchase, ownership and disposition of any debt securities or shares of common stock. This discussion deals only with investors who hold the securities or common stock as a capital asset and whose functional currency is the U.S. dollar. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant and does not address the United States federal income tax consequences applicable to investors that are subject to special tax rules such as banks, securities dealers and traders who elect to mark their investments to market, tax-exempt entities, investors that will hold shares of common stock as a position in a "straddle" or a hedging or conversion transaction, insurance companies, persons that own (or are deemed to own for United States tax purposes) 10% or more of the voting stock of AES Gener or, except as described below, persons that are not U.S. Holders, as defined below. In addition, this discussion does not describe any tax consequences arising under the tax laws of any state, locality or foreign jurisdiction, or any U.S. federal tax law other than income taxation. AES Gener believes, and this discussion assumes, that AES Gener is not, and will not become, a passive foreign investment company or foreign personal holding company for United States federal income tax purposes.

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

      Debt Securities Purchased at a Premium

      A U.S. Holder that purchases a debt security at a price in excess of its principal amount may have “amortizable bond premium.” A U.S. Holder may elect to amortize any amortizable bond premium relating to a debt security over the remaining term of the debt security. The amount of amortizable bond premium on a debt security is generally the excess of the purchase price of the debt security over the sum of all payments on the debt security other than stated interest (the "amount payable at maturity"). If the election is made, the amount of interest such U.S. Holder must include in income for each remaining accrual period is reduced by the portion of the premium allocable to such period based on the security's yield to maturity. If the amortizable bond premium exceeds the interest allocable to the accrual period, the excess is treated as a bond premium deduction for the accrual period. However, the amount treated as a bond premium deduction is limited to the amount by which such U.S. Holder's total interest income on the debt security in prior accrual periods exceeds the total amount of bond premium deducted or used to offset interest on the debt security by such U.S. Holder in prior accrual periods, and any excess is carried forward to the next accrual period. The U.S. Holder's basis in the debt security is reduced by any bond premium deducted or used to offset interest by such U.S. Holder. The election to amortize bond premium applies to all debt instruments the interest on which is not excludible from gross income ("fully taxable bonds") that such U.S. Holder holds at the beginning of the first taxable year to which the election applies and to all fully taxable bonds such U.S. Holder later acquires, and may be revoked only with the consent of the IRS. U.S. Holders should consult their own tax advisors regarding the application of these rules before making this election.

      If a U.S. Holder does not make this election, such U.S. Holder must include the full amount of each interest payment in income as described in "Interest" above. However, the amount of premium will be included in the U.S. Holder’s tax basis in the debt security, and will therefore decrease the gain or increase the loss recognized by the U.S. Holder upon the sale or other disposition or retirement of such debt security.

      Debt Securities Purchased at a Discount

      A U.S. Holder that purchases a debt security for an amount that is less than its principal amount will have market discount with respect to the security in the amount of the difference (unless the market discount is less than a de minimis amount). Such U.S. Holder is required to treat any principal payments on, or any gain realized on the disposition or retirement of such security, as ordinary interest income to the extent of the market discount that accrued while such U.S. Holder held the security, unless the U.S. Holder elects to include the market discount in income on a current basis (see "Accrual Method Election" below). "Accrued" market discount is determined on a straight-line basis or, at the U.S. Holder's election, on a constant-yield basis. Market discount is considered to be a de minimis amount if it is less than one-quarter of one percent of the debt security's principal amount multiplied by the number of complete years to maturity after the U.S. Holder acquired the security. If a U.S. Holder disposes of a debt security with market discount in a nontaxable transaction (other than certain transactions described in section 1276(c) and (d) of the Code, such as a repurchase of the debt securities for common stock), such U.S. Holder generally must include the accrued market discount in income as if such U.S. Holder had disposed of such security in a taxable transaction at the security's fair market value. Upon repurchase with our common stock of the debt securities with market discount that has not been previously included in income, a ratable portion of such market discount will be allocable to each share of common stock. The amount of market discount allocable to such common stock may be taxable as ordinary interest income upon a sale or other disposition of such common stock.

      If a U.S. Holder acquires a debt security at a market discount and does not make the accrual method election described below, such U.S. Holder may be required to defer the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the debt security until the deferred income is realized.

      Accrual Method Election

      A U.S. Holder that purchases a debt security with market discount may elect to include market discount in gross income currently as it accrues, on either a straight-line basis or a constant-yield basis. The U.S. Holder's tax basis in the debt security will be increased by any amount included in income as a result of this election. This election to include market discount applies to all market discount obligations acquired during or after the first taxable year to which the election applies, and may be revoked only with the consent of the IRS. If this election is made, the rules under “Debt Securities Purchased at a Discount” treating certain payments and gain as interest income and requiring deferral of certain interest deductions will not apply. U.S. Holders should consult their own tax advisors before making this election.

      Disposition of Debt Securities

      Except as described above under “Debt Securities Purchased at a Premium” and “Debt Securities Purchased at a Discount,” each U.S. Holder of debt securities will generally recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of debt securities measured by the difference (if any) between (i) the amount realized by such holder on the disposition (other than amounts attributable to accrued but unpaid interest which will be taxable as ordinary interest to the extent not previously included in such holder's gross income) and (ii) the holder's adjusted basis in debt securities. A U.S. Holder's adjusted basis in a debt security will generally equal the cost of such security reduced by any principal payments received by the U.S. Holder. Except as described above under “Debt Securities Purchased at a Discount,” any gain or loss on the sale, exchange, redemption, retirement or other disposition of a debt security will be capital gain or loss and will generally be long term capital gain or loss if, at the time of disposition, the debt security had been held for more than one year. Any such gain or loss will be treated as United States-source income or loss for foreign tax credit purposes.

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

      A Non-U.S. Holder of debt securities or shares of common stock will not be subject to United States federal income or withholding tax on gain realized on the sale or other disposition of debt securities or shares, unless (i) such gain is effectively connected with the holder's conduct of a trade or business within the United States (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by such holder within the United States), or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met. If the first exception applies, the Non-U.S. Holder generally will be subject to United States federal income tax in respect of such gain in the same manner as a U.S. Holder, as described above. If the second exception applies, the Non-U.S. Holder generally will be subject to United States federal income tax at a rate of 30% on the amount by which such holder's United States-source capital gains exceed such holder's United States-source capital losses.

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

F. Dividends and Paying Agents

      Not Applicable.

G. Statement by Experts

      Not Applicable.

H. Documents on Display

      We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance with these requirements, we file reports and information statements and other information with the SEC. These reports, information statements and other information filed by us with the SEC can be inspected and copied at the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549. Copies of these materials can be obtained by mail from the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may also call 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. We also file financial statements and other public reports with the SVS.

I. Subsidiary Information

      Not Applicable.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

We face primary market risk exposures in two categories: interest rate risk and exchange rate risk.

      We periodically review our exposure to risks arising from fluctuations in foreign exchange rates and interest rates and determine at our senior management level how to reduce such risks. We have entered into a limited number of derivative contracts for the purpose of hedging the interest rate risk that arises from certain liabilities. See note 25 to the audited consolidated financial statements. We do not enter into derivative contracts related to fluctuations in interest rates or foreign exchange rates for purposes that are speculative in nature.

Interest Rate Risks

      Of our long term interest bearing debt on December 31, 2004, 81% was fixed rate and 19% was variable rate. The fixed rate portion of our debt increased from the level of 74% recorded for the year ending December 31, 2003. The majority of our variable rate long term debt was denominated in U.S. dollars and bore interest at rates tied to the London interbank offered rate, or LIBOR, the rates that banks in the London interbank market offer for U.S. dollar deposits of varying maturities. The interest rate for Chivor’s syndicated bank loan is tied to the Colombian average fixed term deposit rate.

      As of December 31, 2004, our current interest rate exposure arises principally from the US$88 million local syndicate credit of our subsidiary Chivor (which was equal to US$83 million at the time the agreement was executed), the US$77 million credit facility with Deutsche Bank AG which replaced TermoAndes and InterAndes notes and the US$29 million Banco de Chile credit facility of our subsidiary Norgener.

      We do not hedge our Chilean peso-denominated debt against fluctuations in interest rates. All of such debt is fixed-rate, inflation-indexed and/or UF-denominated debt.

      In connection with the offering of our senior notes, we entered into treasury lock agreements in a notional amount of US$400 million (Ch$237,520 million) to hedge against the underlying interest rate of the senior notes to be issued pursuant to our recapitalization plan. As of December 31, 2003, the notional amount of these agreements was US$200 million (Ch$118,760 million) and, as of March 12, 2004, the notional amount was US$400 million (Ch$237,520 million). The agreements were entered into in December 2003 and in February 2004 in contemplation of the senior notes offering. The agreements were extended on several occasions. Subsequent to the date of the agreements, the yield on the benchmark ten-year U.S. treasury note decreased. On March 12, 2004, the date of the pricing of the senior notes, we set a coupon on the notes of 7.50% based on the current market yields of the ten-year U.S. treasury note rate and unwound the agreements which set the losses under such agreements at approximately US$22.1 million (Ch$13,140 million). On March 22, 2004, the closing date of the senior notes offering, we were required to pay that loss to the counterparty. As of December 31, 2004, we had no outstanding interest rate swaps.

      The following table summarizes the debt obligations held by us at December 31, 2004. The table presents principal payment obligations in millions of Chilean pesos that exist by maturity date and the related weighted-average interest rates. All U.S. dollar-denominated liabilities and notional amounts have been converted into Chilean pesos based on the Observed Exchange Rate as of December 31, 2004, which was US$1.00 = Ch$557.4.

Liabilities	2005	2006	2007	2008	2009	Thereafter	Total

Long Term Debt
Bank Loans
Variable Rate:
US$ denominated	3,375	8,406	8,608	10,235	10,405	1,979	43,007
Weighted average interest rate	5.54%	5.73%	5.85%	6.98%	7.11%	7.24%
Col$ denominated	5,442	7,257	7,257	7,257	7,257	14,513	48,982
Weighted average interest rate	14.07%	13.83%	12.32%	12.32%	12.32%	12.32%

Notes:
Fixed Rate:
Ch$ denominated	-	103	141	179	216	18,167	18,806
Weighted average interest rate	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
US$ denominated	6,410	36,928	6,410	6,410	6,410	317,718	380,287
Weighted average interest rate	7.90%	7.90%	7.90%	7.90%	7.90%	7.90%

      Foreign Currency Exchange Rate Risks

      As of December 31, 2004, approximately 87% of our long term interest-bearing debt was denominated in U.S. dollars and, therefore, exposed to exchange rate fluctuations between the Chilean peso and the U.S. dollar. The remaining 13% was composed of 10% denominated in Colombian pesos (Chivor’s syndicated credit) and 3% denominated in Chilean UF (Eléctrica Santiago’s notes). In December 31, 2003, 98% of our long term interest-bearing debt was denominated in U.S. dollars and the remaining 2% was UF-denominated and, therefore not subject to currency exchange risk.

      In 2004, we entered into short term derivative contracts to limit our exposure to revenue variations as a result of fluctuations between the Chilean and Colombian peso against the U.S. dollar. As of December 31, 2004, AES Gener and subsidiaries Eléctrica Santiago and Chivor had outstanding exchange rate derivative contracts. Although node prices for electricity sales in Chile are quoted in Chilean pesos, the most significant components of the formula used to set such prices are based on U.S. dollars. We believe that such a formula partially mitigates the effect of U.S. dollar versus Chilean peso currency fluctuations. See further information relating to the derivative contracts outstanding as of December 31, 2004 in note 25 to our audited consolidated financial statements included in Item 18.

      The following table presents principal payment obligations in millions of Chilean pesos by maturity date for U.S. dollar-denominated debt. U.S. dollar-denominated liabilities and notional amounts have been converted into Chilean pesos based on the Observed Exchange Rate of December 31, 2004, which was US$1.00 = Ch$557.4.

Balance Sheet Financial Instruments	2005	2006	2007	2008	2008	Thereafter	Total	Fair Value

Long-Term Interest-Bearing Debt
Fixed Rate (US$)	6,410	36,928	6,410	6,410	6,410	317,718	380,287	394,975
Variable Rate (US$)	3,375	8,406	8,608	10,235	10,405	1,979	43,007	45,847
Variable Rate (Col$)	5,442	7,257	7,257	7,257	7,257	14,513	48,982	50,985

     Commodity Risk

      As of December 31, 2004, we and our equity-method investees did not enter into commodity price hedges because (1) Argentine natural gas and coal are purchased under long term market-based contracts, (2) all of the natural gas and coal are purchased under similar market conditions, (3) such market conditions also affect our competitors and (4) under the marginal cost regulatory framework that is in effect in the SIC and the SING, any variations should eventually be incorporated into the price of electricity.

Item 12. Description of Securities Other than Equity Securities

      Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

      In December 1996, our Colombian subsidiary Chivor borrowed U.S.$400 million under a five-year bank credit facility, the net proceeds of which were used to finance a portion of the acquisition price of Chivor. The Chivor credit facility was secured by substantially all of Chivor's assets. On December 28, 2001, Chivor failed to pay when due approximately US$336 million principal amount pursuant to the terms of the bank credit facility.

           On May 31, 2002, Chivor reached an agreement to refinance its debt of US$336 million with the original bank syndicate led by Bank of America. This agreement, which involved 19 of the 20 members of the bank syndicate, specified a new interest rate, a revised amortization schedule and a final maturity of December 31, 2006. In addition, the agreement stipulated that the refinancing would be structured under terms and conditions established under Chapter 11 of the U.S. bankruptcy law, specifically in terms of a pre-packaged voluntary reorganization.

           On August 13, 2002, the financing restructuring plan was approved by the U.S. Bankruptcy Court for the Southern District of New York. The plan extended the term of the credit agreement up to December 2006 and included a new payment schedule with interim amortization payments. Additionally, a support agreement was included in the restructuring plan pursuant to which Energy Trade agreed to irrevocably and unconditionally fund the payment of the outstanding principal, up to a maximum amount of US$50 million, if the outstanding amount of Chivor debt exceeded certain designated amounts on March 31, 2004 and March 31, 2005, respectively. In the same support agreement, AES Gener agreed to irrevocably and unconditionally guarantee Energy Trade's obligations.

      On November 30, 2004, with the completion of a US$253 million refinancing, Chivor fully repaid the outstanding syndicated loan facility equal to approximately US$260 million at such time.

      There are no dividend arrearages.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

      To our knowledge, no one (i) has materially modified the instruments defining the rights of our shareholders or (ii) has modified materially or qualified the rights evidenced by our registered securities by issuing or modifying any other class of securities.

Item 15. Controls and Procedures

      The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. During the year ended December 31, 2004, we made changes in the Company’s internal control over financial reporting in order to formalize our control structure and improve the communication of existing procedures and guidelines established by our management. The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of these disclosure controls and procedures at December 31, 2004. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the Company’s disclosure controls and procedures are effective.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

      Our board of directors determined that Mr. Daniel Yarur and Mr. René Cortázar, both members of our Board Committee during 2004, met the requirements of an "audit committee financial expert", as defined by the SEC. In March 2005, Daniel Yarur resigned as director but Mr. Cortázar continues as member of the committee. Additionally, Axel Christensen, who became a director and Board Committee member in May 2005, also meets the requirements of audit committee financial expert.

Item 16B. Code of Ethics

      Our code of ethics was developed in 2003 to reflect SEC rules and other proposed regulations that were adopted by our board of directors, executive officers and employees. All of our executives and employees are bound to the provisions of the code of ethics, which governs the actions of everyone who works for us, including the employees of our subsidiaries. Our code of ethics deals with the following issues:

  compliance with all the laws and regulations of this code of ethics;
  corporate opportunities and conflicts of interest;
  the quality of the public disclosures;
  the protection and appropriate use of our properties;
  the protection of confidential information and property;
  the use of privileged information;
  fair behavior;
  interaction with the government;
  compliance with antitrust laws;
  compliance with environment, health and safety laws and regulations;
  respect for others; and
  the retention of records policy.

      A copy of this document is available on our website (www.aesgener.cl) under the section AES Gener.

      There were no amendments or waivers to our code of ethics in 2004.

Item 16C. Principal Account Fees and Services

      Deloitte & Touche, Sociedad de Auditores y Consultores, Limitada, or Deloitte & Touche, acted as our independent auditor for the fiscal years ended December 31, 2003 and 2004. The chart below sets forth the total amount billed to us by Deloitte & Touche for services performed in the years 2003 and 2004, and breaks down these amounts by category of service in thousands of Ch$:

	Total Fees

	2003 Ch$	2004 Ch$

Audit Fees	277,573	267,219
Audit-Related Fees	152,168	355,127
Tax Fees	76,580	43,218
All Other Fees	14,183	0
Total	520,504	665,564

Audit Fees

      Audit fees are fees billed for the audit of our annual consolidated financial statements and review of our quarterly financial statements submitted to the Chilean SVS in the form of the Ficha Estadística Codificada Uniforme. They also relate to audit fees for our Form 20-F submitted to the SEC and the financial reporting package provided quarterly to The AES Corporation.

Audit-Related Fees

      Audit-related fees in 2003 and 2004 were comprised of accounting consultations and services provided in connection with the preparation of our annual report on Form 20-F. These fees also include the expenses associated with the prospectus and Form F-4 related to the placement and exchange of our senior notes due 2014 which were completed during 2004.

Tax Fees

      Tax fees in 2004 were related to services for tax compliance, tax planning and tax advice.

All Other Fees

      All other fees in 2003 were related to consulting services.

Pre-Approval Policies and Procedures

      The audit committee approves all audit, audit-related services, tax services and other services provided by Deloitte & Touche. Any services provided by Deloitte & Touche that are not specifically included within the scope of the audit must be pre-approved by the audit committee prior to any engagement. The audit committee is permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimus exception before the completion of the engagement. In 2004, none of the fees paid to Deloitte & Touche were approved pursuant to the de minimus exception.

Item 16D. Exemptions from the Listing Standards for Audit Committees

      None

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

      None

Part III

Item 17. Financial Statements

      Not applicable

Item 18. Financial Statements

Item 19. Exhibits

1.	Current By-laws (estatutos) of Registrant as amended (unofficial English translation). (2)
2.1	Chilean Central Bank Chapter XIV. (4)
2.2	Form of Indenture dated as of January 26, 1996, between the Registrant and the Chase Manhattan Bank, as trustee. (4)
2.3	Indenture for US$400 million principal amount of 7.50% Senior Notes due 2014, among the Registrant, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company, as note registrar and Paying Agent. (2)
4.1	Credit Agreement among Chivor S.A. E.S.P., various financial institutions, Bank of America National Trust and Savings Association and BANCAMERICA Securities Inc. (3)
4.2	Second Amendment and Waiver among Chivor S.A.E.S.P., various financial institutions and Bank of America, N.A. (6)
8.	List of Subsidiaries. (2)
11.	Code of Ethics (unofficial English translation). (5)
12.1	Section 302 Certification of the Chief Executive Officer. (1)
12.2	Section 302 Certification of the Chief Financial Officer. (1)
13.1	Section 906 Certification of the Chief Executive Officer. (1)
13.2	Section 906 Certification of the Chief Financial Officer. (1)
________________________________________
(1)	Filed herewith.

(2)	Incorporated by reference from the Registrant's Registration Statement on Form F-4, Registration No. 333-118315, previously filed with the SEC.

(3)	Incorporated by reference from the Registrant's Registration Statement on Form F-3, Registration No. 333-7056, previously filed with the SEC.

(4)	Incorporated by reference from the Registrant's Registration Statement on Form F-3, Registration No. 333-00206, previously filed with the SEC.

(5)	Incorporated by reference from the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003, previously filed with the SEC.

(6)	Incorporated by reference from the Registrant's Annual Report on Form 20-F for the year ended December 31, 2002, previously filed with the SEC.

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276.200 -3
Av. Providencia 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of AES Gener S.A.:

We have audited the accompanying consolidated balance sheets of AES Gener S.A. and Subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, cash flows and changes in shareholders’ equity for each of the three years in the period ended December 31, 2004 (all expressed in thousands of Chilean pesos). Our audits also included the financial statement schedules listed in the Index at Item 18. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Chile (“Chilean GAAP”). Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 of the consolidated financial statements, effective January 1, 2004 the Company adopted Technical Bulletin No. 72 of the Chilean Association of Accountants, changing the accounting treatment for investment in other companies in which it owns, at a consolidated level, more than 10% and less than 20% of common stock.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2004 and the determination of shareholders' equity and financial position at December 31, 2004 and 2003, to the extent summarized in Note 37 to the financial statements.

Our audits also comprehended the translation of the Chilean peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1 x). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Santiago, Chile
June 10, 2005

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004 and thousands of US dollars, except as indicated)

	As of December 31,

	2003	2004	2004
ASSETS	ThCh$	ThCh$	ThUS$

Current Assets
Cash	3,498,746	4,749,223	8,520
Time deposits, including restricted cash of ThCh$4,521,894 in
2003 (Note 3)	10,384,545	25,996,519	46,639
Money market funds	4,909,587	3,341,314	5,994
Trade accounts receivable, net of allowance for doubtful accounts
of ThCh$1,473,941 and ThCh$4,668,371, respectively (Note 13)	30,101,310	28,984,250	51,999
Miscellaneous accounts receivable	2,733,470	2,818,745	5,057
Accounts and notes receivable from related companies (Note 23)	182,163,909	4,444,478	7,974
Inventories (Note 4)	11,736,177	18,486,960	33,166
Recoverable taxes, net (Note 5)	795,408	1,017,085	1,825
Deferred taxes (Note 15)	1,248,901	1,186,511	2,129
Prepayments	2,433,074	1,657,554	2,974
Other current assets (Note 7)	48,695,652	48,846,810	87,633

Total current assets	298,700,779	141,529,449	253,910

Property, plant and equipment (Note 8)
Land	8,218,796	8,135,418	14,595
Construction and infrastructure	753,976,458	715,138,929	1,282,991
Machinery and equipment	983,746,715	925,932,503	1,661,163
Other property, plant and equipment	8,319,327	8,303,319	14,897
Technical revaluation	43,268,966	38,224,038	68,576
Accumulated depreciation	(583,668,063)	(569,816,518)	(1,022,276)

Net property, plant and equipment	1,213,862,199	1,125,917,689	2,019,946

Other non-current assets
Investments in related companies (Note 9)	120,270,358	101,190,753	181,541
Investments in other companies (Note 24)	-	17,198,872	30,856
Goodwill (Note 10)	8,514,929	4,932,859	8,850
Long term accounts receivable (Note 13)	7,648,676	4,558,963	8,179
Long term receivable from related companies (Note 23)	3,106,277	2,399,634	4,305
Intangibles (Note 11)	6,084,226	6,055,065	10,863
Accumulated amortization of intangibles (Note 11)	(4,431,800)	(4,631,800)	(8,310)
VAT account receivable	14,818,402	11,981,242	21,495
Other (Note 12)	29,902,602	37,682,080	67,603

Total other non-current assets	185,913,670	181,367,668	325,382

TOTAL ASSETS	1,698,476,648	1,448,814,806	2,599,238

The accompanying Notes 1 to 37 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004 and thousands of US dollars, except as indicated)

	As of December 31,

	2003	2004	2004
LIABILITIES AND SHAREHOLDERS’ EQUITY	ThCh$	ThCh$	ThUS$

Current Liabilities
Short term bank liabilities. (Note 16)	4,322,880	9,981,918	17,908
Short term portion of long term bank liabilities (Note 16)	12,934,943	12,758,735	22,890
Bonds payable (Note 18 and 21)	32,590,044	13,366,342	23,980
Short term portion of long term liabilities, net (Note 18)	3,952,872	346,925	622
Dividends payable	116,557	127,670	229
Trade accounts and notes payable (Note 14)	39,068,539	26,968,538	48,383
Sundry creditors	-	78,961	142
Accounts and notes payable to related companies (Note 23)	1,237,925	1,464,288	2,627
Provisions (Note 18 and 19)	6,981,060	6,749,850	12,110
Withholding taxes	656,397	2,169,832	3,893
Income taxes (Note 15)	2,900,650	5,272,852	9,460
Unearned income (Note 18)	41,149	288,596	518
Other current liabilities (Note 18)	-	1,728,086	3,100

Total current liabilities	104,803,016	81,302,593	145,862

Long term liabilities
Long term bank liabilities (Note 17)	173,829,000	96,102,912	172,413
Bonds payable (Note 18 and 21)	536,149,444	392,682,924	704,490
Notes payable (Note 18)	632,959	415,004	745
Provisions (Note 18 and 19)	22,287,460	9,699,673	17,402
Deferred taxes (Note 15 and 18)	9,283,052	23,209,810	41,639
Other (Note 18)	15,414,470	14,943,050	26,808

Total long term liabilities	757,596,385	537,053,373	963,497

Contingencies and Commitments (Note 26)
Minority Interest (Note 31)	7,258,264	8,665,138	15,546

Shareholders’ Equity (Note 22)
Paid-in capital: 7,981,108,657 shares authorized as of December
31, 2003 and 2004. 5,672,752,777 and 6,386,837,020 shares issued and outstanding as of December 31, 2003 and 2004, respectively;
no par value)	677,130,746	740,768,344	1,328,971
Share premium	30,273,735	30,273,735	54,312
Other reserves	54,847,023	35,646,691	63,952
Future dividends reserve	5,424,319	5,424,319	9,731
Retained earnings	6,122,735	2,713,806	4,869
Net income for the year	55,020,425	39,454,037	70,782
Interim dividends	-	(32,487,230)	(58,284)

Total Shareholders’ Equity	828,818,983	821,793,702	1,474,333

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,698,476,648	1,448,814,806	2,599,238

The accompanying Notes 1 to 37 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE STATEMENTS OF INCOME
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004 and thousands of US dollars, except as indicated)

	For the year ended December 31,

	2002	2003	2004	2004
	ThCh$	ThCh$	ThCh$	ThUS$

RESULTS:
Operating revenue (Note 28)	383,612,922	371,390,188	390,812,508	701,135
Operating expenses (Note 29)	(239,938,356)	(241,196,732)	(263,554,005)	(472,827)

Gross profit	143,674,566	130,193,456	127,258,503	228,308
Administration and sales costs (Note 29)	(21,648,611)	(17,491,364)	(17,480,496)	(31,361)

Operating Income	122,025,955	112,702,092	109,778,007	196,947

Non-operating results
Financial income (Note 30)	37,223,058	23,363,359	5,717,496	10,257
Equity share in net income of related
companies (Note 30)	1,844,097	10,081,845	4,592,620	8,239
Other non-operating income (Note 30)	6,971,915	2,946,090	9,602,853	17,228
Equity share in net loss of related companies
(Note 30)	(2,238,785)	(19,374)	(22,763)	(41)
Amortization of goodwill (Note 10 and 30)	(1,019,938)	(771,841)	(522,328)	(937)
Financial expense (Note 30)	(75,277,992)	(56,226,655)	(52,807,951)	(94,740)
Other non-operating expenses (Note 30)	(30,911,331)	(16,168,986)	(18,501,914)	(33,193)
Price-level restatement (Note 1(b))	(18,559,467)	(13,946,457)	2,243,831	4,026

Non-operating loss, net	(81,968,443)	(50,742,019)	(49,698,156)	(89,161)

Income before income taxes and minority
interest	40,057,512	61,960,073	60,079,851	107,786
Income taxes (Note 15)	(1,704,996)	(4,867,097)	(18,495,051)	(33,181)
Minority interest (Note 31)	(1,887,681)	(2,072,551)	(2,130,763)	(3,823)

Net income	36,464,835	55,020,425	39,454,037	70,782

The accompanying Notes 1 to 37 are an integral part of these consolidated financial statements.

     AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004 and thousands of US dollars, except as indicated)

	For the year ended December 31,

CONSOLIDATED STATEMENTS	2002	2003	2004	2004
OF CASH FLOW	ThCh$	ThCh$	ThCh$	ThUS$

Cash flow from operating activities
Collection of accounts receivable	398,576,813	382,034,732	447,117,256	802,148
Financial income received	4,478,251	3,090,167	2,810,357	5,042
Dividends and other distributions received	708,816	-	779,250	1,398
Other income received	3,788,335	11,024,499	9,345,871	16,767
Payment to suppliers and personnel	(216,088,643)	(187,136,514)	(259,297,146)	(465,190)
Financial expenses	(75,670,116)	(48,167,732)	(66,050,760)	(118,498)
Payment for income taxes	(175,076)	(73,848)	(294,846)	(529)
Other expenses	(15,670,959)	(14,049,784)	(12,862,941)	(23,077)
VAT and other similar items paid	(24,082,103)	(24,049,241)	(21,897,110)	(39,284)

Net cash provided by operating activities	75,865,318	122,672,279	99,649,931	178,777

Cash flow from financing activities
Proceeds from issuance of shares	7,221	-	63,637,599	114,169
Borrowings from Banks and others	23,767,016	-	139,229,982	249,785
Proceeds from issuance of bonds	-	-	348,718,920	625,617
Dividends paid	(3,096,236)	(32,140,139)	(91,479,730)	(164,119)
Repayment of loans	(89,494,260)	(66,827,444)	(190,759,171)	(342,230)
Repayment of bonds	(33,359,348)	(25,012,745)	(485,089,148)	(870,271)
Payment of costs associated with issuance of bonds	-	(226,240)	(30,575,345)	(54,854)
Other financing activities	(763,701)	(1,642,026)	(1,734,018)	(3,111)

Net cash used in financing activities	(102,939,308)	(125,848,594)	(248,050,911)	(445,014)

Cash flow from investing activities
Sales of property, plant and equipment	2,787,125	642,858	10,543,112	18,915
Sales of permanent investments	5,134,300	11,968	3,690,306	6,621
Sales of other investments	-	-	148,555	267
Proceeds from other loans to related companies	-	29,116,144	182,391,113	327,218
Other investment revenues	-	9,867,990	-	-
Acquisition of fixed assets	(4,415,134)	(2,676,641)	(27,884,445)	(50,026)
Payment of capitalized interest	(625,915)	(199,347)	(1,644)	(3)
Permanent investments	(1,035,095)	(593,940)	(61,074)	(110)
Investment in financial instruments	-	(5,554,032)	(4,289,474)	(7,696)
Other investing activities	(5,597,908)	(1,600,940)	(2,885,207)	(5,176)

Net cash provided by (used in) investing activities	(3,752,627)	29,014,060	161,651,242	290,010

Net increase (decrease) in cash and cash
equivalents before the effects of price-level
restatement	(30,826,617)	25,837,745	13,250,262	23,773
Price-level restatement of cash and cash equivalents	4,240,826	(8,611,870)	(4,287,742)	(7,692)

Net increase (decrease) in cash and cash
equivalents	(26,585,791)	17,225,875	8,962,520	16,081
Cash and cash equivalents at beginning of year	67,947,796	41,362,005	58,587,880	105,109

Cash and cash equivalent at end of year	41,362,005	58,587,880	67,550,400	121,190

The accompanying Notes 1 to 37 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004 and thousands of US dollars, except as indicated)

RECONCILIATION BETWEEN NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES AND NET
    INCOME FOR THE YEAR

	For the year ended December 31,

	2002	2003	2004	2004
	ThCh$	ThCh$	ThCh$	ThUS$

Net income	36,464,835	55,020,425	39,454,037	70,782
(Gain) loss on sale of fixed assets	1,118,936	(639,572)	(4,655,499)	(8,352)
(Gain) on sale of investments	-	-	(1,299,227)	(2,331)
Loss on sale of investments	5,846,701	-	-	-
Adjustments to reconcile net income to net
cash provided by operating activities
Depreciation	51,322,306	47,132,356	44,679,343	80,157
Amortization of intangibles	264,080	204,762	229,057	411
Provisions and write-offs	5,730,815	9,456,312	3,634,708	6,521
Equity share in net income from investments in
related companies	(1,844,097)	(10,081,845)	(4,592,620)	(8,239)
Equity share in net loss from investments in
related companies	2,238,785	19,374	22,763	41
Amortization of goodwill	1,019,938	771,841	522,328	937
Net price-level restatement	18,559,467	13,946,457	(2,243,831)	(4,026)
Other credits to income that do not represent
cash flow	(13,365,991)	(348,824)	(910,485)	(1,633)
Other debits to income that do not represent
cash flow	4,318,630	7,271,716	21,709,921	38,949
Change in operating assets
(Increase) decrease of accounts receivable	(1,740,751)	(2,389,586)	7,400,162	13,276
(Increase) decrease of inventories	4,449,766	10,856,582	(7,115,953)	(12,766)
(Increase) decrease of other assets	(35,323,719)	(14,670,637)	2,136,994	3,834
Change in operating liabilities
Increase (decrease) of accounts payable to
related companies	(14,180,385)	(2,970,743)	5,723,963	10,269
Increase (decrease) of interest payable	(2,605,945)	5,775,760	(13,552,868)	(24,314)
Increase (decrease) of income taxes Payable	8,523,627	726,515	6,167,879	11,065
Increase (decrease) of other accounts payable	1,222,971	749,159	(40,081)	(72)
Increase (decrease) of other accounts payables,
net of VAT	1,957,668	(230,324)	248,577	445
Minority interest in net income	1,887,681	2,072,551	2,130,763	3,823

Net cash provided by operating activities	75,865,318	122,672,279	99,649,931	178,777

The accompanying Notes 1 to 37 are an integral part of these consolidated financial statements.

     AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Organization, Consolidation and Basis of Presentation

AES Gener S.A. ("AES Gener") and its subsidiaries (collectively referred to as the "Company") are engaged in the generation and sale of electricity both within Chile and internationally, engineering services and other services both internally and externally. AES Gener consolidates its financial statements with those of the companies detailed below, eliminating any intercompany transactions and balances between related companies:

		PERCENTAGE OF PARTICIPATION
	2003	2004

NAME OF COMPANY	TOTAL	DIRECT	INDIRECT	TOTAL
Petróleos, Asfaltos y Combustibles S.A	97.90%	97.90%	0.00%	97.90%
Energía Verde S.A	99.99%	99.99%	0.00%	99.99%
Norgener S.A	99.99%	99.99%	0.00%	99.99%
Sociedad Eléctrica Santiago S.A	90.00%	90.00%	0.00%	90.00%
New Caribbean Investment S.A	50.01%	49.98%	0.03%	50.01%
Gener Colombia S.A	100.00%	94.26%	5.74%	100.00%
Gener Internacional S.A	100.00%	99.90%	0.10%	100.00%
Energy Trade and Finance Corporation (Cayman Islands)	100.00%	100.00%	0.00%	100.00%
Chivor S.A. E.S.P	99.98%	0.00%	99.98%	99.98%
Gener Blue Water (Cayman Islands)	100.00%	0.00%	100.00%	100.00%
Inversiones Termoenergía de Chile Ltda	100.00%	0.00%	99.99%	99.99%
Gener Argentina S.A	100.00%	99.99%	0.01%	100.00%
TermoAndes S.A	100.00%	0.00%	100.00%	100.00%
InterAndes S.A	100.00%	0.00%	100.00%	100.00%
Servicios de Asistencia Técnica S.A	99.99%	99.90%	0.00%	99.90%
Genergía S.A	99.99%	0.00%	99.99%	99.99%
Genergía Power Ltd. (Cayman Islands)	100.00%	0.00%	100.00%	100.00%

Sociedad Eléctrica Santiago S.A. (“Eléctrica Santiago”), a 90%-owned subsidiary by AES Gener, is engaged principally in the generation of electricity.

Norgener S.A. ("Norgener") is engaged principally in the generation of electricity.

TermoAndes S.A. (“TermoAndes”) is engaged principally in the generation of electricity.

InterAndes S.A. (“InterAndes”) is engaged principally in the transmission of electricity.

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

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

New Caribbean Investment S.A. (“NCI”) is a subsidiary which provides administration services to Compañía Generadora de Electricidad Itabo S.A. in the Dominican Republic. AES Gener owns 49.98% of this Company and Norgener, Energía Verde and Energy Trade and Finance Co. each own 0.01% of NCI’s equity, for total consolidated participation of 50.01% .

Gener Colombia S.A. is a wholly-owned subsidiary established to facilitate business in Colombia.

Chivor S.A. E.S.P. (Colombia), or Chivor, is engaged principally in the generation of electricity.

Inversiones Termoenergía de Chile Ltda. is a subsidiary wholly-owned by Gener Blue Water, which is a subsidiary wholly-owned by Energy Trade and Finance Co. All of them are investment company vehicles.

Genergía S.A. is a subsidiary wholly-owned by Genergía Power Ltd., which in turn is a subsidiary wholly-owned by Energy Trade and Finance Co. Genergía and Genergía Power Ltd. were created as investment company vehicles.

The financial statements of Compañía Carbones del Cesar Ltda. are not consolidated as this company was sold in August 2004.

Petróleos, Asfaltos y Combustibles S.A. (Ex Petróleos y Asfaltos Cordex S.A.) is engaged principally in the construction and operation of a fuel oil and asphalt terminal in the area of Puerto Ventanas, in the Fifth Region of Chile.

Gener Internacional S.A. engages in investment activities and provides administrative services.

Gener Argentina S.A., an indirect wholly-owned subsidiary, manages the Company's investments in Argentina.

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
as of December 31, 2004, except as indicated)

The purchasing power gains and losses have been included in net income within the account "price-level restatement" and reflect the effects of Chilean inflation on the value of monetary assets and liabilities held by the Company.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics ("CPI") using the "prior month rule", in which inflation adjustments are based on the consumer price index at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

The values of the Chilean consumer price index are as follows:

		Change over
		previous
	Index	December 31

December 31, 2002	112.86	2.8%
December 31, 2003	114.07	1.1%
December 31, 2004	116.84	2.4%

The values of the Chilean consumer price index used for financial accounting price-level restatement purposes are as follows:

		Change over
		previous
	Index	November 30

November 30, 2002	113.36	3.0%
November 30, 2003	114.44	1.0%
November 30, 2004	117.28	2.5%

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

Values for the UF are as follows (historical pesos per UF):

Ch$

December 31, 2002	16,774.12
December 31, 2003	16,920.00
December 31, 2004	17,317.05

Comparative financial statements:

For comparative purposes, the December 31, 2002, 2003 and 2004 consolidated financial statements, and the amounts disclosed in the related notes to the consolidated financial statements, have been restated in terms of Chilean pesos of December 31, 2004 purchasing power. This updating does not change the prior period's statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

Credit (Charge) to income for price-level restatement and foreign exchange gains and losses:

The credit or charge to income for price-level restatement in each of the periods consists of the restatements of non-monetary assets and liabilities and net income (losses) due to foreign exchange differences as follows:

	Credit (charge) to income
	Year ended December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Property, plant and equipment	21,931,706	7,115,518	17,037,648
Other assets in local currency	19,813,696	5,974,058	14,233,488
Other assets in foreign currency	13,708,693	(24,721,938)	12,331,294
Liabilities in foreign currency	(30,445,619)	11,971,037	(7,278,635)
UF indexed liabilities	(15,837,118)	(5,331,908)	(11,060,922)
Shareholders’ equity	(22,239,467)	(7,977,315)	(19,761,762)

Net balance sheet effect reflected in income	(13,068,109)	(12,970,548)	5,501,111
Net price-level restatement of income statement accounts	(2,213,119)	(172,076)	(924,934)
Net income (losses) due to foreign exchange differences	(3,278,239)	(803,833)	(2,332,346)

Credit to income	(18,559,467)	(13,946,457)	2,243,831

c) Foreign currency transactions and translation

In accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants and dispositions of Official Circular No. 368 of the Chilean Superintendency of Securities and Insurance (the “SVS”), permanent foreign investments established in countries defined by Technical Bulletin No. 64 as being unstable, whose activities do not constitute an extension of the parent company's operations are controlled and measured in US dollars. Differences between the Chilean peso and the United States (US) dollar exchange rate variation and fluctuations in the Chilean Consumer Price Index (CPI) are accounted for as a charge or credit to the equity reserve account called "Accumulated foreign currency translation adjustment". Foreign Exchange differences on US dollar denominated liabilities that have been designated as a hedge of such investments are also included in the same equity account to the extent the hedge is effective. This rule corresponds to all US dollar functional currency subsidiaries (Chivor, Compañía Carbones del Cesar Ltda, TermoAndes, InterAndes, Gener Colombia S.A. and New Caribbean Investment S.A.).

Balances denominated in foreign currencies have been translated into Chilean pesos at the following rates, which are the Observed Exchange Rates, as reported by the Central Bank of Chile:

	As of December 31

	2002	2003	2004
	Ch$/Unit	Ch$/Unit	Ch$/Unit

Observed Dollar (US$)	718.61	593.80	557.40
Argentine Pesos (Arg$)	216.45	202.32	187.65
Colombian Pesos (Col$)	0.25	0.21	0.24

To reduce its exposure to the volatility of foreign currencies, the Company enters into currency swap agreements to manage the Company’s foreign currency exposure to U.S. dollars. Foreign currency transaction losses of ThCh$662,867 (ThUS$1,189), ThCh$1,419,958 (ThUS$2,547) and ThCh$4,984,096 (ThUS$8,941) are included in other non-operating income and other non-operating expenses in the consolidated statements of income as of December 31, 2002, 2003 and 2004, respectively.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

d ) Time deposits, money market funds and commercial paper

Time deposits and commercial paper for resale are shown at cost plus price-level restatement and accrued interest, which approximates the market value of these items. Money market funds are shown at the lower of cost plus indexation adjustments or market value.

Commercial paper is classified as other current assets. Such financial instruments include:

Pagaré Reajustable del Banco Central de Chile (Central Bank Adjustable Promissory Notes or "PRBC"), These notes are bearer, short and long term debt securities with the principal denominated in UF.

Pagaré Reajustable del Banco Central de Chile con Pago en Cupones (Central Bank Adjustable Promissory Notes with Coupon Payments or "PRC"). These are long term debt securities issued by the Central Bank of Chile. The principal is denominated in UF. PRCs are bearer financial instruments with equal consecutive semiannual principal and interest payments.

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

g) Other current assets

Other current assets mainly include commercial paper and Colombian Fiduciary Rights related to subsidiary Chivor which are presented at cost plus accrued interest.

h) Property, plant and equipment

Property, plant and equipment are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted on June 30, 1986 in accordance with the regulations of the SVS (See Note 8).

Depreciation is included in operating costs and includes depreciation for technical reappraisal of fixed assets. Depreciation has been calculated on a straight-line basis over the useful lives detailed below, with the exception of the TermoAndes power plant, in which case depreciation is amortized on a usage basis, considering the total estimated hours of service in the plant's useful life.

Years

Hydroelectric dam	77
Construction and infrastructure	18-42
Machinery and equipment	15-31
Other property, plant and equipment	5-13
Technical revaluation	10

The Company capitalizes the direct cost of financing its construction -work in progress, including indexation, foreign currency gains and losses, interest and other similar expenses. Similarly, income from the deposit of funds identified for specific

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

projects is recorded as a decrease in the cost of financing the related work in progress. The Company ceases capitalization of interest when the asset is in a position to be used for its intended purpose.

Repair and maintenance costs are charged against income while renewals and improvements are capitalized as additions to the related assets. Retirement, sale and disposal of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts, with any related gain or loss reflected in other non-operating income or expense.

i) Software

The Company has internally developed computer software as well as acquired software packages. The cost incurred in software development is charged to income and the cost paid to acquire software packages is included in "Other fixed assets" and is amortized over 36 months. All significant internally developed software was completed prior to 1997.

j) Investments in related companies

Investments in companies that are 50%-or-less owned, over which the Company exercises significant influence, and investments in companies in the development stage are shown under Other Non-Current Assets and are accounted for using the equity method. The Company's proportionate share of net income and losses in related companies is recognized in non-operating results in the income statement on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

In accordance with SVS Circular No. 1,697 dated December 30, 2003, the Company is deemed to have a significant influence in all of those investments in which it holds more than 20% ownership. In the previous period this percentage was equivalent to 10% and, based on such, all of the investments in which the Company holds between 10% and 20% have been reclassified and are now registered as “Investments in other companies” for the year ended December 31, 2004. Additionally, in accordance with such circular, since January 1, 2004, those investments in which the Company holds between 10% and 20% and which have been reclassified as described above will be carried at cost (price-level restated) adopting their December 31, 2003 book value as the cost basis.

k) Investments in other companies

Investments in other companies are presented at acquisition cost adjusted for price-level restatement in the case of Gasoducto GasAndes S.A. (Chile) (“GasAndes Chile”) and the CDEC-SIC Ltda. (“CDEC-SIC”), which is the Economic Load Dispatch Center for the Central Interconnected System, the SIC, and for foreign currency variation in the case of Gasoducto GasAndes S.A. (Argentina) (“GasAndes Argentina”).

The Goodwill balances with respect to investments reclassified in accordance with the accounting policy change described in paragraph j) above were registered as “Investments in Other Companies” for the year ended December 31, 2004.

l) Goodwill

According to Chilean SVS Rule No. 1,358 issued in December 1997, the excess cost of an acquired enterprise over the net book value of the assets acquired and liabilities assumed (goodwill), are to be amortized over 20 years.

The Company has evaluated the recovery of its goodwill for impairment, under the requirements of the regulation established in the Technical Bulletin No. 56 of Colegio de Contadores de Chile A. G. (Chilean Association Accountants) and in accordance with the International Accounting Standard Bulletin (IAS) No.36 “Impairment of Assets” . As a result of this evaluation, no impairment has been recorded.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

m) Intangibles

The Company has classified certain assets as intangibles due to their nature and characteristics. These assets have resulted principally from the asset revaluation that was performed at the time of the division of the Company's predecessor into three independent companies in 1981, one of which is AES Gener S.A. This intangible asset, representing the price-level restated excess of the market value over the book value of the assets that were transferred to AES Gener S.A., is being amortized over a period of 30 years, which initiated on January 1, 1982.

n) Income taxes

The Company has recorded provisions at each period end for income taxes currently payable in accordance with existing tax regulations. The detail of such provisions is shown in Note 15.

o) Deferred income taxes

Since January 1, 2000, the Company has recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, and circular No. 1,466 issued on January 27, 2000, under which, through the application of the liability method, recognizes the deferred tax effects of all temporary differences between the financial and tax values of assets and liabilities and loss carryforwards. As a transitional provision, a contra asset or liability has been recorded to offset the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability is amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

p) Bonds payable

Bonds payable are shown at each period end at their nominal value plus accrued interest and price-level restatement. The discount amount, the cost of obtaining such financing and other expenses directly related to the issuance of bonds at the time of their placement are presented in "Other Assets" and are amortized using the straight-line method over the contracted term of the bonds. There is no difference between the straight-line method and the effective interest rate method because the total of this bond is payable at the end of the maturity date.

q) Staff severance indemnities

The liability for long term severance indemnities is accrued in accordance with agreements entered into with the Company’s employees. This liability is shown at the present value of the expected future payments. At December 31, 2004 and 2003, the staff severance indemnities provision was discounted at a discount rate of 8% and is amortized over a service period of 31 years.

r) Vacation provision

The Company has recorded a provision for vacations on an accrual basis, in accordance with Technical Bulletin No. 47 of the Chilean Association of Accountants.

s) Post-retirement benefits

Since January 1, 1999, the Company has accounted for the total liabilities related to voluntary pension plans for retired employees (no active employee is entitled to this benefit when he or she retires) and other post-retirement benefits, as stipulated in collective bargaining agreements. Pension benefits include the payment of a complementary pension in addition to that provided by the Chilean social security system, which is payable for life to retired employees. In addition, these benefits include health services and electricity subsidies. This liability has been recorded at the actuarially determined projected benefit obligation, discounted at an annual nominal rate of 8% at December 31, 2004 and includes the likelihood of such payments or benefits based on mortality (in the case of retired employees) and employee turnover. In the case of current employees, who are only entitled to medical benefits and the electricity subsidies, benefits are recognized based on an estimate of the proportion of

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

such benefits earned as of the balance sheet date. The obligations for medical benefits and electricity subsidies have been determined considering the trend in future medical costs and the fixed electricity bonus granted to retired employees and to active employees after retirement.

t) Revenue recognition

Revenues from the sale of electricity are recorded based on physical delivery of energy and capacity at the rates specified in the respective contracts or at prevailing market rates.

Operating income includes uninvoiced income from energy and capacity supplied but not billed at each period end, which is accounted for at the contractual rates existing at each respective period end. These amounts are included in current assets as trade accounts receivable. The related cost of this energy has been included in operating costs. The Company recognizes revenues from sales of inventory such as coal and gas upon delivery and revenues from shipping and engineering services upon performance of such services.

u) Research and development expenses

The cost of research, project development and other studies are charged to income in the year in which they are incurred, except for the cost of fixed assets once development has been approved. The research and development costs charged to income for the years ended December 31, 2002, 2003 and 2004 were ThCh$84,493 (ThUS$151), ThCh$2,665 (ThUS$4) and ThCh$427,393 (ThUS$766), respectively.

v) Forward exchange and swap contracts

Unrealized gains or losses on forward exchange and swap agreements that are not both designated and effective as hedges are accounted for on a market value basis with the effect of the changes in the fair value recorded in income. Net losses on derivatives designated and effective as hedges of assets and liabilities are charged to income. Gains and losses related to qualifying hedges of anticipated transactions and net gains of derivatives designated and effective as hedges of assets and liabilities are deferred and recognized in income in the same period in which the underlying items are settled. These contracts are recorded according to Technical Bulletin No. 57.

TermoAndes and InterAndes previously had a swap agreement with Deutsche Bank Securities and Bank BBV Securities in order to fix its variable interest rate based on LIBOR with a 180-day fixed rate. This hedge covered 92% of the debt and was repaid during 2004.

w) Statement of cash flow

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

x) Convenience translation to U.S. dollars

The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2004 observed exchange rate of Ch$557.4 per US$1.00. This translation should not be construed as representing

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

that the Chilean peso amounts actually represent or have been, or could be, converted into US dollars at such a rate or at any other rate.

y) Unearned Income

AES Gener and its subsidiary Norgener have recorded deferred income within current liabilities and long term liabilities due to the favorable resolution on the Minera Escondida dispute concluded on July 1, 2004. (Note 28).

This deferred income will be recognized as operating income on a straight-line basis over the term of the contract.

2. CHANGE IN ACCOUNTING PRINCIPLE

Investments in other companies

Prior to January 1, 2004, investments in other companies in which the Company owned from 10% to 50% of common stock on a consolidated basis were recorded under the equity method of accounting. As of January 1, 2004, the Company changed the accounting treatment for investments in other companies in which it owns, at a consolidated level, more than 10% and less than 20% of common stock in order to comply with SVS Circular No. 1,697 dated December 30, 2003. Investments that meet these criteria are recorded at acquisition cost, restated for price-level changes or foreign currency as explained above, and are no longer recorded under the equity-method of accounting.

The new cost basis of the investments in these companies at January 1, 2004 was determined at their December 31, 2003 book values equal to their equity method value including the unamortized goodwill balance.

This change affected the following investments: Gasoducto GasAndes Chile, Gasoducto GasAndes Argentina and CDEC-SIC Ltda. (Note 10 and 24)

The balance sheet reclassification affected only long term asset accounts and the effect on the income statement for the year ended December 31, 2004 was not material.

3. TIME DEPOSITS

The detail of time deposits at December 31, 2003 and 2004 is as follows:

	As of December 31,

	Average Interest	2003	2004
	rate %	ThCh$	ThCh$

Time deposit in U.S. dollars JP Morgan Funds (1)	1.00	4,521,894	-
Banco BBVA	2.33	610,656	4,350,856
Bank Boston N.A. (more than 90 days)	1.35	122,241	-
Bank Boston N.A	1.32	305,238	-
Bank of America N.A	0.84	1,956,596	-
BBVA Banco Francés S.A.	1.00	218,931	-
Banco Crédito Inversiones	2.32	507,801	1,563,134
Banco Scotiabank	2.62	2,141,188	6,692,772
Banco de Chile	2.53	-	6,320,885
Banco Estado	2.43	-	3,708,402
Citibank	2.40	-	2,230,195
Citibank N.Y	1.09	-	65,576
BBVA NY	2.20	-	1,064,699

Total		10,384,545	25,996,519

_______________________________

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

(1) At December 31, 2003 deposits in TermoAndes and InterAndes accounts amounted to ThCh$17,636,780 which were invested in common investment funds. Such funds are shown as restricted in the Company’s balance sheet under the “Time deposits” category of current assets in the amount of ThCh$4,521,894 and under the “Others” category of other long term assets in the amount of ThCh$13,114,886 (Note 12). These funds were used up in the TermoAndes and InterAndes refinancing process, which was completed in April 2004.

4. INVENTORIES

Inventories have been valued in accordance with the policy described in Note 1 (f).

The main components at each year end are as follows:

	As of December 31

	2003	2004
	ThCh$	ThCh$

Coal	6,878,750	12,895,074
Oil	249,453	1,230,405
Coal in transit	2,463,598	1,942,385
Imported gas in transit	84,443	60,780
Spare parts and materials	1,710,843	2,086,998
Other	349,090	271,318

Total	11,736,177	18,486,960

Coal is presented net of an allowance for shrinkage amounting to ThCh$154,687 (ThUS$277) and ThCh$210,885 (ThUS$378) at December 31, 2003 and 2004, respectively.

The inventory of materials is presented net of provisions of ThCh$1,274,075 (ThUS$2,286) and ThCh$1,142,539 (ThUS$2,050) as of December 31, 2003 and 2004 respectively,

5. RECOVERABLE TAXES, NET

The detail of recoverable taxes is as follows:

	2003	2004
	ThCh$	ThCh$

VAT credit surplus (Chile)	7,624	-
VAT credit surplus (Argentina)	2,240	453
Excess of estimated monthly income tax payments over the year's tax liability
(Chile)	-	262,477
Excess of estimated monthly income tax payments over the year's tax liability
(Argentina)	48,954	29,659
Excess of estimated monthly income tax payments over the year's tax liability
(Colombia)	481,903	567,360
Income tax credit for fixed assets purchase (4%) (Chile)	91,063	89,963
Other Credits (Chile)	90,131	61,736
Other Credits (Argentina)	38,077	5,437
Other Credits (Colombia)	35,416	-

Total	795,408	1,017,085

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

6. COMMERCIAL PAPER

The detail of these financial instruments, which are included within other current assets, is as follows:

DATES

INITIAL	MATURITY	COUNTER	ORIGINAL	INITIAL	INTEREST	AMOUNT AT	MARKET
DATE	DATE	PARTY	CURRENCY	AMOUNT	RATE	MATURITY	VALUE

						ThCh$	ThCh$
Dec.22, 2004	Jan. 03, 2005	Banco Estado	US$	2,830,400	2.30	2,789,137	2,788,603
Dec. 22, 2004	Jan. 03, 2005	Banchile	US$	1,415,200	2.60	1,394,708	1,394,405
Dec. 22, 2004	Jan. 10, 2005	BBVA	US$	2,830,400	2.30	2,790,383	2,788,603
Dec. 22, 2004	Jan. 03, 2005	Banco de Chile	US$	2,830,400	2.30	2,789,137	2,788,603
Dec. 22, 2004	Jan 10, 2005	Banco de Chile	US$	2,830,400	2.30	2,790,383	2,788,603
Dec. 29, 2004	Jan. 19, 2005	Citibank	US$	1,790,912	2.60	1,786,385	1,783,937
Dec. 22, 2004	Jan. 11, 2005	Banco Crédito Inversiones	US$	566,080	2.30	558,112	557,721
Dec. 28, 2004	Jan. 11, 2005	Banco Crédito Inversiones	US$	594,237	2.35	590,826	590,402
Dec. 30, 2004	Jan. 11, 2005	Banco Crédito Inversiones	US$	559,830	2.40	557,846	557,437
Dec. 28, 2004	Jan. 11, 2005	Banco de Chile	US$	548,947	2.30	545,786	545,403
Dec. 27, 2004	Jan. 03, 2005	Banchile	Ch$	1,500,000	0.26	1,500,910	1,500,520
Dec. 27, 2004	Jan. 03, 2005	BBVA Corredores de Bolsa	Ch$	2,000,000	0.23	2,001,073	2,000,613
Dec. 27, 2004	Jan. 04, 2005	Banco Estado Corredores de Bolsa	Ch$	2,503,000	0.24	2,504,602	2,503,801
Dec. 27, 2004	Jan. 05, 2005	Banchile	Ch$	2,000,000	0,26	2,001,560	2,000,693
Dec. 29, 2004	Jan. 06, 2005	BCI Corredores de Bolsa	Ch$	1,787,000	0.26	1,788,239	1,787,310
Dec.30, 2004	Jan. 06, 2005	Banco de Chile	Ch$	682,000	0.11	682,175	682,023
Dec. 29, 2004	Jan. 04, 2005	BBVA Corredores de Bolsa	Ch$	5,502	3.00	5,505	5,503
Dec. 29, 2004	Jan. 04, 2005	BBVA Corredores de Bolsa	Ch$	169	3.00	169	169
Dec. 29, 2004	Jan. 04, 2005	BBVA Corredores de Bolsa	Ch$	177	3.00	177	177
Dec. 29, 2004	Jan. 04, 2005	BBVA Corredores de Bolsa	Ch$	202,239	3.00	202,340	202,273
Dec. 29, 2004	Jan. 04, 2005	BBVA Corredores de Bolsa	Ch$	1,262,253	3.00	1,262,884	1,262,463
Dec. 29, 2004	Jan 04, 2005	BBVA Corredores de Bolsa	Ch$	423,829	3.00	424,041	423,900
Dec. 29,2004	Jan 04, 2005	BBVA Corredores de Bolsa	Ch$	70,831	3.00	70,866	70,843
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	32,912	3.24	32,930	32,918
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	23,882	3.24	23,895	23,886
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	44,191	3.24	44,215	44,199
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	25,295	3.24	25,309	25,300
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	34,887	3.24	34,906	34,893
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	22,070	3.24	22,082	22,074
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	46,549	3.24	46,574	46,557
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	40,719	3.24	40,741	40,726
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	31,620	3.24	31,637	31,626
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	56,688	3.24	56,719	56,698
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	45,785	3.24	45,811	45,793
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	30,413	3.24	30,429	30,418
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	28,676	3.24	28,691	28,681
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	43,841	3.24	43,865	43,849
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	44,057	3.24	44,081	44,065
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	46,431	3.24	46,456	46,439
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	60,786	3.24	60,819	60,798
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	33,598	3.24	33,616	33,604
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	41,263	3.24	41,285	41,270
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	37,826	3.24	37,846	37,833
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	55,514	3.24	55,544	55,524
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	40,057	3.24	40,079	40,064
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	44,223	3.24	44,247	44,231
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	41,439	3.24	41,461	41,446
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	49,489	3.24	49,516	49,498
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	50,347	3.24	50,374	50,356
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	31,598	3.24	31,615	31,604
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	26,643	3.24	26,657	26,648
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	45,036	3.24	45,060	45,044
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	50,053	3.24	50,080	50,062
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	33,598	3.21	33,616	33,604
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	36,021	3.24	36,040	36,027
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	42,023	3.24	42,046	42,031
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	28,456	3.24	28,471	28,461
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	25,295	3.24	25,309	25,300
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	49,751	3.24	49,778	49,760
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	38,750	3.24	38,771	38,757
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	40,975	3.24	40,997	40,982
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	20,584	3.24	20,595	20,588
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	35,044	3.24	35,063	35,050
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	36,598	3.24	36,618	36,605
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	29,709	3.24	29,725	29,714
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	38,805	3.24	38,826	38,812

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

DATES

INITIAL	MATURITY	COUNTER	ORIGINAL	INITIAL	INTEREST	AMOUNT AT	MARKET
DATE	DATE	PARTY	CURRENCY	AMOUNT	RATE	MATURITY	VALUE

						ThCh$	ThCh$
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	55,920	3.24	55,950	55,930
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	42,825	3.24	42,848	42,833
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	34,409	3.24	34,428	34,415
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	37,377	3.24	37,397	37,384
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	37,757	3.24	37,777	37,764
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	36,459	3.24	36,479	36,466
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	37,882	3.24	37,902	37,889
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	31,592	3.24	31,609	31,598
Dec. 29,2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	24,282	3.24	24,295	24,286
Dec. 28,2004	Jan 04, 2005	Banchile Inversiones	Ch$	477	2.64	477	477
Dec. 28,2004	Jan 04, 2005	Banchile Inversiones	Ch$	6,930	2.64	6,934	6,932
Dec. 28,2004	Jan 04, 2005	Banchile Inversiones	Ch$	1,992,593	2.64	1,993,616	1,993,032
Dec. 29,2004	Jan 04, 2005	BCI Corredores de Bolsa	Ch$	628,932	3.12	629,259	629,041
Dec. 29,2004	Jan 04, 2005	BCI Corredores de Bolsa	Ch$	19,819	3.12	19,829	19,822
Dec. 29,2004	Jan 04, 2005	BCI Corredores de Bolsa	Ch$	50,224	3.12	50,250	50,233
Dec. 29,2004	Jan 04, 2005	BCI Corredores de Bolsa	Ch$	3,414	3.12	3,416	3,415
Dec. 29,2004	Jan 04, 2005	BCI Corredores de Bolsa	Ch$	6,965	3.12	6,969	6,966
Dec. 29,2004	Jan 04, 2005	BCI Corredores de Bolsa	Ch$	35,646	3.12	35,665	35,652
Dec. 30,2004	Jan 04, 2005	BBVA Corredores de Bolsa	Ch$	9,878	1.80	9,880	9,878
Dec. 30,2004	Jan 04, 2005	BBVA Corredores de Bolsa	Ch$	80,122	1.80	80,142	80,127
Dec. 30,2004	Jan 31, 2005	Banco Crédito Inversiones	Ch$	1,295,765	3.03	1,299,497	1,295,882

				35,364,571		35,174,258	35,155,822

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

7. OTHER CURRENT ASSETS

Other current assets at the end of each year are as follows:

	2003	2004
	ThCh$	ThCh$

Chivor trust accounts receivable (2)	8,756,453	9,614,635
Chivor trust investments (3)	1,396,008	4,059,849
Commercial paper	9,490,109	18,572,105
Commercial paper (UF and US$)	30,609,538	16,583,717
Forward rights	6,081,089	43,559,870
Forward obligations	(6,204,388)	(48,149,837)
Unrealized forward results	13,971	4,589,967
TermoAndes and InterAndes/Swap InterAndes	(1,463,586)	-
Treasury lock agreement rights (1)	1,009,873	-
Treasury lock agreement obligations (1)	(1,009,873)	-
Other current assets	16,458	16,504

Total	48,695,652	48,846,810

(1)	On December 3, 2003 and December 12, 2003, the Company entered into two treasury lock agreements for US$100 million each, with an average interest rate of 4.37%.

(2)
Under the provisions of the credit agreement with a syndicate of banks led by Bank of America, Chivor was required to hold in trust the proceeds from the collection of its energy and capacity sale invoices to guarantee the payment of the syndicated bank loan. Trust assets were invested in commercial paper in Colombia.

The trust restricted the entire amount of Chivor's accounts receivable. A portion of accounts receivable estimated to cover Chivor's operating expenses was transferred to Chivor's unrestricted receivable account, and was included in AES Gener’s consolidated accounts receivable balance. The excess funds remaining in the trust were converted into US dollars and were held in a US dollar bank account in Colombia, classified as Chivor trust investments.

On November 30, 2004, Chivor completed a US$253 million refinancing. As part of the refinancing, Chivor completed the sale of US$170 million of 9.75% Senior Secured Notes due in 2014 pursuant to Rule 144A and Regulation S of the Securities Act. To guarantee the interest reserve account established under the indenture, AES Gener provided a 180-day renewable standby letter of credit for a total aggregate amount of up to US$9.7 million. Chivor also closed a local peso-denominated syndicated Colombian bank facility for Col$210 million (US$83 million), at the time the agreement was executed, with a 7-year maturity and quarterly principal payments. Chivor used the net proceeds of the new notes, together with the net proceeds of the bank facility and available cash, to repay in full Chivor’s existing outstanding syndicated loan facility of approximately US$260 million. Chivor was required to hold in trust proceeds to guarantee the payment of these two new bonds. The company has recognized a loss on the repayment of Chivor’s syndicated loan facility amounted to ThCh$1,837,962.

(3)
The excess funds remaining in the trust were converted into US dollars and held in a US dollar bank account in Colombia, classified as Chivor trust investments. In Colombia, the fiduciary assignments are instruments of profit value similar to mutual funds in Chile, as they do not have expiration dates and profit value changes daily.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

8. PROPERTY, PLANT AND EQUIPMENT

a) Detail of fixed assets

Property, plant and equipment have been valued and its depreciation has been calculated in accordance with Note 1(h). The property, plant and equipment components at each period end primarily include the buildings, generation facilities and transmission facilities comprising the Company's power plants, as detailed below:

	Fixed Assets		Accumulated Depreciation
	As of December 31,		As of December 31,

	2003	2004	2003	2004
	ThCh$	ThCh$	ThCh$	ThCh$

Land	8,218,796	8,135,418	-	-
Facilities and infrastructure	742,368,649	712,110,974	(184,957,901)	(181,718,131)
Transmission and generation
system	963,000,512	909,242,586	(352,639,819)	(346,933,756)
Process and communication
equipment	17,065,325	13,810,317	(9,912,092)	(8,914,664)
Furniture and others	3,680,878	2,879,600	(2,343,691)	(2,553,335)
Other fixed assets	8,319,327	8,303,319	(1,928,493)	(1,523,034)
Technical revaluation	43,268,966	38,224,038	(31,886,067)	(28,173,598)

Subtotal	1,785,922,453	1,692,706,252	(583,668,063)	(569,816,518)
Projects under development	11,607,809	3,027,955	-	-

Total fixed assets before
depreciation	1,797,530,262	1,695,734,207	(583,668,063)	(569,816,518)

Total fixed assets net of
depreciation	1,213,862,199	1,125,917,689	-	-

b) Technical revaluation and adjustment of book value

Property, plant and equipment include net increases arising from the technical revaluation of certain assets performed during 1986, in accordance with SVS regulations.

The accumulated net effect of these revaluations as of each year end is detailed below by type of asset:

  Technical Revaluation that increased the book value of fixed assets:

	Fixed Assets		Accumulated Depreciation
	As of December 31,		As of December 31,

	2003	2004	2003	2004
	ThCh$	ThCh$	ThCh$	ThCh$

Transmission and generation facilities	43,262,631	38,222,521	(31,879,742)	(28,172,081)
Process and communications equipment	5,815	997	(5,805)	(997)
Furniture and other	520	520	(520)	(520)

Total technical revaluation (positive
asset)	43,268,966	38,224,038	(31,886,067)	(28,173,598)

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

  Technical Revaluation that decreased the book value of fixed assets:

			Accumulated
	Fixed Assets		Depreciation
	As of December 31,		As of December 31,

	2003	2004	2003	2004
	ThCh$	ThCh$	ThCh$	ThCh$

Land	(473,448)	(177,547)	-	-
Buildings	(109,925)	(55,220)	62,735	23,062

Total technical revaluation (negative asset)	(583,373)	(232,767)	62,735	23,062

The technical revaluation that decreased the value of land and buildings has been directly deducted from the book value of these fixed assets.

c) Details of other fixed assets are as follows:

	Fixed Assets		Accumulated Depreciation
	As of December 31,		As of December 31,

	2003	2004	2003	2004
	ThCh$	ThCh$	ThCh$	ThCh$

Material and parts (*)	5,401,266	5,583,483	-	-
Leasing contracts	14,148	184,322	-	(1,095)
Other	2,903,913	2,535,514	(1,928,493)	(1,521,939)

Total	8,319,327	8,303,319	(1,928,493)	(1,523,034)

(*) Materials and spare parts are showed net obsolescence provision of ThCh$1,398,100 and ThCh$978,860 as of December 31, 2003 and December 31, 2004, respectively.

d) Charges to depreciation for the period are as follows:

	As of December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Property, plant and equipment	49,569,230	45,769,236	43,345,593
Leasing contracts	23,374	17,546	2,610
Technical revaluation	1,729,702	1,345,574	1,331,140

Total	51,322,306	47,132,356	44,679,343

     AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

9. INVESTMENTS IN RELATED COMPANIES

a) Investments in related companies are accounted for in accordance with Note 1 (j). The details are as follows:

Company	Country	Currency	Number of Shares	Percentage of Participation			Equity of The Company		Net income (loss)of the Company			Net income (loss) of Investment			Investment Value		Unrealized Results		Book Value of The Investment

				2002	2003	2004	2003	2004	2002	2003	2004	2002	2003	2004	2003	2004	2003	2004	2003	2004
				%	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

C.G.E. Itabo S.A.	Dominican Republic	US$	14,091,707	25.01	25.01	25.01	212,003,083	201,697,242	(7,515,847)	4,599,866	7,220,528	(1,879,338)	1,150,197	1,805,492	53,011,371	50,434,395	-	-	53,011,371	50,434,395
Empresa Eléctrica Guacolda S.A.	Chile	Ch$	64,779,500	50.00	50.00	50.00	100,644,309	104,521,429	1,677,519	16,195,262	5,453,092	838,760	8,097,631	2,726,546	50,322,155	52,260,714	1,670,220	1,609,640	48,651,935	50,651,074
Gasoducto GasAndes S.A. (1)	Argentina	US$	10,850,710	13.00	13.00	13.00	82,630,863	-	5,771,494	4,737,692	-	750,294	615,900	-	10,742,012	-	-	-	10,742,012	-
Oilgener Inc. (2)	U.S.A.	US$	1,000	100.00	100.00	100.00	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Gasoducto GasAndes S.A. (1)	Chile	Ch$	22,464	13.00	13.00	13.00	32,645,262	-	306,504	1,211,812	-	39,846	159,585	-	4,243,884	-	-	-	4,243,884	-
Cía. Carbones del Cesar Ltda. (2) (3)	Colombia	US$	9,005,374	99.00	99.95	0.00	3,438,358	-	-	-	-	-	-	-	3,438,358	-	-	-	3,438,358	-
CDEC-SING Ltda.	Chile	Ch$	0	33.34	31,41	28.57	442,330	368,491	(26,732)	(1,456)	(74,023)	(8,910)	(415)	(21,149)	126,380	105,283	-	-	126,380	105,283
Energen S.A. (2)	Argentina	US$	11,999	99.00	99.99	99.99	-	(5,198)	(41,745)	(41,745)	(1,614)	(41,745)	(3,588)	(1,614)	-	1	-	-	-	1
CDEC-SIC Ltda. (1)	Chile	Ch$	0	15.00	15.38	16.67	366,721	-	(7,612)	(99,909)	-	(1,171)	(15,371)	-	56,418	-	-	-	56,418	-

															121,940,578	102,800,393	1,670,220	1,609,640	120,270,358	101,190,753

(1)	These companies were reclassified to “investments in other companies” in 2004.

(2)	This Company is not a consolidated subsidiary. The amount of total assets, total liabilities and results of operations are immaterial.

(3)	This Company was sold during 2004.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

Additional information related to investments in related companies:

a) Authorization for not consolidating the financial statements of subsidiaries in the process of being sold

In accordance with the SVS resolution #02385 dated April 12, 2001, it established that the Company’s investments in these subsidiaries must be presented under the item “investment in related companies” until they are sold or there is a purchase commitment.

The Company requested such authorization from the SVS based on its intention to sell its interest in these subsidiaries and the initiation of bid processes for their sale. Note 35 details the financial statements of the Company’s non-consolidated subsidiaries.

In 2002, the Company sold Explotaciones Sanitarias S.A., Ecogener S.A. and the assets of Oilgener Inc. In August 2004, Carbones del Cesar was sold.

b) Compañía Carbones del Cesar Ltda.

On August 24, 2004, AES Gener sold its participation in Compañía Carbones del Cesar Ltda. to Carbones Internacionales del Cesar S.A., Belts International Inc. and Aspen Trails Ltda. for ThUS$5,000. This sale resulted in a net gain after taxes of ThCh$1,078,358 (ThUS$1,935) in 2004.

c) Oilgener Inc.

On November 5, 2002, AES Gener sold its ownership rights in certain assets of Oilgener Inc., as well as the Company’s rights over the contract with the Chilean government for the development of the Fell-Block area to Energy Holdings LLC. These assets, together with the investment in Oilgener Argentina Ltda., were sold for ThUS$500. This operation generated a net loss after tax of ThCh$4,014,155 (ThUS$7,202) in 2002.

In 2002, the net book value of the Company’s investment was written-off for ThCh$1,538,585 (ThUS$2,760).

d) Explotaciones Sanitarias S.A. and Ecogener S.A.

On November 25, 2002, AES Gener sold 51,000 shares of Explotaciones Sanitarias S.A. and 663,918 shares of Ecogener S.A., equivalent to 51% and of the outstanding shares of both companies, to Inversiones Residuos y Tratamientos S.A. The remaining 0.39% interest in Ecogener S.A. (equivalent to 5,100 shares) was sold to Explotaciones Sanitarias S.A. The total amount obtained in the sale of these companies was ThCh$3,815,460 (ThUS$6,845), which generated a net loss after tax of ThCh$1,262,024 (ThUS$2,264).

e) Information regarding overseas investments

The liabilities of AES Gener that have been specifically designated and accounted for as investment hedge instruments for investments overseas are as follows:

US bond in the amount of US$200,000,000 due January 15, 2006. The outstanding balance as of December 31, 2004 was ThUS$54,751.

Convertible bonds in the amount of US$476,638,900 due March 1, 2005. As of December 31, 2004 these bonds had been fully redeemed.

Rule 144A bonds in the amount of US$400,000,000 due March 25, 2014 were used to finance the same investments funded by the convertible bonds. The funds obtained were used to redeem the Company’s outstanding indebtedness.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

A bank loan in the amount of US$93,474,600 due December 31, 2010 which was used to finance the Company’s investment in Gener Argentina S.A. was also designated as a hedge of the Company’s foreign investment.

f) Unrealized gains

The unrealized gains correspond to services provided by AES Gener in the construction of Empresa Eléctrica Guacolda S.A.’s power plants. This amount is included as part of the construction cost of the corresponding fixed assets and is amortized over the average useful life of each power plant.

g) Argentinean companies

AES Gener owns the following direct investments in Argentina:

Gener Argentina S.A. (100%) which consolidates TermoAndes (100%) and InterAndes (100%) and also owns an investment in Energen S.A. (100%) and GasAndes (13%), has been valued according to the standards of Technical Bulletin # 64 issued by the Chilean Association of Accountants. These investments represent 12.5% of total assets of AES Gener as of December 31, 2004.

h) Investments in Selling Process

In accordance with the agreement adopted by the Company’s Board of Directors in its 437th session held on February 28, 2001, AES Gener was authorized to sell those subsidiaries that are not part of the electric business in Chile, including Empresa Generadora de Electricidad Itabo S.A., Compañía de Carbones del Cesar Ltda., Chivor, GasAndes Chile and GasAndes Argentina. With the exception of Compañía de Carbones del Cesar Ltda, which was sold on August 24, 2004, none of these companies have been sold.

i) SIGEN S.A.

On January 25, 2002, AES Gener sold 400 shares of Servicios Integrales de Generación Eléctrica S.A. (SIGEN) to General Electric Internacional, for ThCh$308,974 (ThUS$554). This sale, equivalent to 40% of SIGEN’s outstanding shares, resulted in a net loss after tax of ThCh$689,192 (ThUS$1,236) in 2002.

j) Eléctrica Santiago

On May 27, 2002, AES Gener increased its direct equity share participation in Eléctrica Santiago by purchasing an additional 39% of the total outstanding shares that were previously owned by Sociedad Termoenergía Ltda. and Genergía S.A., equal to 24% and 15%, respectively.

k) Remittable earnings from overseas investment.

As of December 31, 2004, the Company had undistributed earnings from New Caribbean Investment S.A. of RD$103,639,567 (ThCh$ 1,816,736).

l) Valuation of investments

In accordance with Circular # 150 issued by the SVS, at December 31, 2004, we conducted an analysis of our investments in which it was determined that the expected cash flows to be generated by such investments are sufficient to recover their book values.

AES GENER S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

m) CDEC-SING Ltda.

The investment that AES Gener possesses in CDEC-SING Ltda. is recorded as an “investment in related company”, given that the Company’s participation on a consolidated basis is 28.57% .

n) Energía Verde

During the extraordinary shareholders’ meeting held on August 24, 2004, it was agreed that Energía Verde would be divided into two independent companies, the first company would conserve the legally registered name and the second would be a new company named “EVSA - Nacimiento S.A.”. This operation reduced Energía Verde’s capital from ThCh$ 24,361,273 (ThUS$43,705) to ThCh$ 18,975,165 (ThUS$34,042). The new company was founded with initial capital of ThCh$ 5,386,108 (ThUS$9,663). Subsequently, in September 2004, EVSA - Nacimiento S.A. was merged with AES Gener.

10. GOODWILL

This note includes the difference between the acquisition cost and the proportional equity value of subsidiaries and investments in related companies. The amortization of these values is recognized in income on a straight-line basis over a 20-year period.

The goodwill balances that were generated prior to the issuance of Circular # 1,697 by the SVS and Technical Bulletin # 72 by the Chilean Association of Accountants, related to investments in other companies in which the Company owned from 10% to 20% of common stock on a consolidated basis, were included in the new cost basis of these investments as of January 1, 2004.

The Company has evaluated the recoverability of the goodwill generated by its investments, and as a result, in accordance with Technical Bulletin # 56 by the Chilean Association of Accountants we have applied International Accounting Rule (NIC) N° 36, “Assets Impairment”. As result of this evaluation, we have determined that no adjustments are required.

The detail of goodwill is as follows:

	Balance as of December 31, 2003				Balance as of December 31, 2004
		Amortization

Company		2002	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
a) Goodwill:
Empresa Eléctrica Guacolda S.A	583,349	58,336	58,335	58,335	525,015
Gasoducto GasAndes S.A	1,258,931	104,911	104,911	-	-
Gasoducto GasAndes S.A. (Argentina)	1,800,361	183,380	150,030	-	-
Explotaciones Sanitarias S.A. (1)	-	221,472	-	-	-
Sociedad Eléctrica Santiago S.A	1,094,951	56,960	63,475	67,382	1,027,569
Sociedad Eléctrica Santiago S.A	2,944,627	350,135	350,135	350,134	2,594,042
Sociedad Eléctrica Santiago S.A	832,710	44,744	44,955	46,477	786,233

	8,514,929	1,019,938	771,841	522,328	4,932,859

________________________________________
(1)	This company was sold in 2002.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

11. INTANGIBLES

The detail of intangibles is as follows:

	As of December 31,

	2003	2004

	ThCh$	ThCh$
Revalued asset from the Company's predecessor (1981)	6,036,683	6,036,684
Other	47,543	18,381

Total	6,084,226	6,055,065
Accumulated amortization	(4,431,800)	(4,631,800)

Total Intangible net of accumulated amortization	1,652,426	1,423,265

Charge to net income	204,762	229,057

Amortization expense is included within "Other non-operating expenses" (Note 30).

12. OTHER LONG TERM ASSETS

The detail of other long term assets is as follows:

	2003	2004

	ThCh$	ThCh$
Advances to suppliers (f)	4,273,080	4,146,321
Discount in bonds issuance (a)	1,717,089	1,680,408
Deferred expenses in issuance of bonds and others (b)	6,114,070	27,981,745
Materials (g)	249,530	199,433
Pension plans deferred assets (c)	1,516,412	1,356,703
Power supply to Chilquinta in the 5th Region (d)	1,298,447	966,166
Time deposits (e)	13,114,886	-
Deferred assets staff severance indemnities and pension plans (c)	621,611	564,300
Other deferred charges	997,477	787,004

Total	29,902,602	37,682,080

a) Discount in bonds issuance corresponds to the difference between par value and issue value. These amounts are amortized over the life of the notes.

b) Deferred expenses in the issuance of bonds and others correspond to expenses incurred in the issuance process and the legal expenses which are amortized during the term of the bonds.

As of December 31, 2004 this item includes ThCh$21,058,436 (ThUS$37,780) of direct costs incurred in the issuance and placement of AES Gener’s US$400 million bonds which were placed in the US in March 2004.

Annual amortization amounted to ThCh$2,948,285 (ThUS$5,289), ThCh$2,948,660 (ThUS$5,290) and ThCh$5,576,128 (ThUS$10,004) in 2002, 2003 and 2004, respectively which is included within non-operating expenses (Note 30).

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

During 2004, the convertible bonds and part of the Yankee bonds were prepaid. The associated deferred costs were directly charged to results in the amount of ThCh$2,640,584 (ThUS$4,737).

c) Pension plan deferred assets: As of December 31, 2004, the total amount of ThCh$1,040,794 (ThUS$1,867) includes ThCh$860,314 (ThUS$1,543) related to AES Gener which will be amortized over a 14-year period and ThCh$180,480

(ThUS$324) related to Chivor which will be amortized over a 10-year period. Annual amortization was ThCh$230,703 (ThUS$414), ThCh$299,770 (ThUS$538) and ThCh$299,770 (ThUS$538) in 2002, 2003 and 2004, respectively.

In 2004, deferred assets of ThCh$564,300 (ThUS$1,012) were allocated to staff severance indemnities and pension plans which will be amortized over a remaining 9-year period. Annual amortization totaled ThCh$62,228 (ThUS$112), ThCh$59,977 (ThUS$108) and ThCh$69,068 (ThUS$124) in 2002, 2003 and 2004, respectively.

d) Power supply to distribution company Chilquinta S.A. 5th Region corresponds to the prepayment of the transmission contract for energy transported from the SIC to the 5th Region. The prepayment is to be amortized over a 10-year period which initiated on May 1, 2000.

e) At December 31, 2003, long term time deposits were associated with TermoAndes and InterAndes’ obligation to make time deposits with JP Morgan Funds on a monthly basis to guarantee the payment of liabilities.

f) The advances to suppliers at December 31, 2004 and December 31, 2003 include ThCh$2,579,785 (ThUS$4,628) and ThCh$2,466,444 (ThUS$4,425), respectively, related to a loan issued by Gener Colombia S.A. to Carbones Colombianos del Cerrejón with a 13.9433% annual effective interest rate which is to be paid in 5 equal annual installments of US$1,025,399.45 as of July 1, 2005.

g) Materials include specific equipment and material of low rotation which are expected to be used in the long term. This item is shown net of the obsolescence provision, which amounts to ThCh$1,157,225 (ThUS$2,076) and ThCh$924,759 (ThUS$1,659) in 2003 and 2004, respectively.

13. SHORT TERM AND LONG TERM ACCOUNTS RECEIVABLE

The detail of short term and long term accounts receivable is as follows:

	Short term Maturities

	Less than 90 Days		More than 90 Days			Total Current		Long Term
			Less than 1 Year			Assets		Maturities

	2003	2004	2003	2004	Subtotal	2003	2004	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade Accounts Receivable	28,364,088	30,501,599	3,211,163	3,151,022	33,652,621	30,101,310	28,984,250	-	-
Allowance for Doubtful Accounts	(1,473,941)	(1,663,976)	-	(3,004,395)	(4,668,371)	-	-	-	-
Notes Receivable	243,480	60	21,679	-	60	265,159	60	-	-
Sundry Accounts
Receivable	1,596,068	1,817,693	872,243	1,000,992	2,818,685	2,468,311	2,818,685	7,648,676	4,558,963

						32,834,780	31,802,995	7,648,676	4,558,963

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

Long term accounts receivable at December 31, 2003 and 2004 principally include ThCh$7,641,552 (ThUS$13,709) and ThCh$4,478,014 (ThUS$8,034), respectively, amounts paid under a take-or-pay contract for the transportation of gas, for amounts in excess of the gas received. In accordance with the terms of the contract, the minimum payments in excess of the gas received are applied to future purchases of gas and bear no interest.

14. CURRENT LIABILITIES

The following liabilities, excluding bank liabilities, are due within a year:

	As of December 31,

	2003	2004
	ThCh$	ThCh$

Short term portion of long term liabilities (b)	3,952,872	346,925
Dividends payable	116,557	127,670
Bonds payable (a)	32,590,044	13,366,342
Trade accounts and notes payable	39,068,539	26,968,538
Accounts and notes payable to related companies	1,237,925	1,464,288
Taxes, withholdings and other	3,598,196	9,538,327
Provision	6,981,060	6,749,850

Total	87,545,193	58,561,940

Accounts payable and other short term liabilities primarily correspond to purchases of coal, energy and electric power.

The average annual interest rates were the following:

	As of
	December 31,

	2003	2004

a) Average annual interest rate: UF obligations	7.50%	7.50%
b) Average annual interest rate: US$ obligations	6.34%	7.83%

15. INCOME TAXES

a) Taxes payable

Certain subsidiaries recognized income tax payable of ThCh$2,900,650 (ThUS$5,204) and ThCh$5,272,852 (ThUS$9,460) in 2003 and 2004, respectively.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

b) Deferred taxes

The deferred tax assets and liabilities arising from accumulated temporary differences and the deferred tax complementary accounts are set out below:

	2003				2004

	Deferred Asset		Deferred Liability		Deferred Asset		Deferred Liability

	Short- term ThCh$	Long term ThCh$	Short- term ThCh$	Long term ThCh$	Short- term ThCh$	Long term ThCh$	Short- term ThCh$	Long term ThCh$

Allowance for doubtful accounts	11,156	453,364	-	-	10,884	839,725	-	-
Unearned Income	-	-	-	-	207,215	2,534,082	-	-
Vacation allowance	228,537	-	-	-	463,952	-	-	-
Accelerated depreciation	-	373,209	-	101,737,430	-	313,876	-	106,289,540
Staff severance indemnities	-	-	-	147,073	-	-	-	129,611
Amortization of intangibles	-	-	-	273,495	-	-	-	241,955
Lease assets	-	-	-	399	-	-	-	18,386
Capitalized tax expenses	-	-	-	726,210	-	-	-	346,675
Loss carry forward	-	42,278,292	-	-	-	29,096,937	-	-
Other	715,497	-	-	4,028,609	2,843	14,336	-	59,152
Coal allowance	26,296	-	-	-	35,851	-	-	-
Sale on investments in related companies	-	1,794,273	-	668,631	12,422	640,149	-	-
Lease obligations, net	-	488	-	-	5,702	12,684	-	-
Allowance for supplies and inventories	237,677	-	-	-	360,607	157,209	-	-
Provision for retirement of machinery and equipment	29,738	216,593	-	-	9,725	-	-	-
Pension plans provision (long term)	-	-	-	-	155,086	-	-	-
Allowances	-	147,387	-	-	554,628	118,274	-	-
Deferred expenses on bonds issuance	-	-	-	-	-	-	-	5,756,776
Unrealized gain/loss in investments	-	-	-	-	-	2,702,304	-	25,145
Other deferred assets	-	-	-	-	-	3,243,054	-	-
Forwards	-	-	-	-	-	-	632,404	-
Subtotal	1,248,901	45,263,606	-	107,581,847	1,818,915	39,672,630	632,404	112,867,240
Net complementary accounts	-	2,882,850	-	55,918,039	-	183,614	-	52,405,973

Valuation Provision	-	-	-	-	-	2,237,559	-	-

Total deferred taxes	1,248,901	42,380,756	-	51,663,808	1,818,915	37,251,457	632,404	60,461,267

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

These deferred taxes are presented on a net basis in the balance sheet.

	As of December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Current income tax	(1,014,115)	(847,378)	(5,112,452)
Deferred income tax	(7,368,279)	(7,242,829)	(16,488,428)
Benefit of tax losses	11,857,623	4,766,228	6,156,218
Amortization of complementary accounts	(5,179,912)	(1,543,118)	(812,830)
Effect over deferred tax assets and liabilities for changes in the
valuation provision	-	-	(2,237,559)
Other	(313)	-	-

Charge to income	(1,704,996)	(4,867,097)	(18,495,051)

As of December 31, 2004 the company has recorded a valuation allowance of ThCh$2,237,559 (ThCh$4,014) related to a decrease in the tax loss carryforward as a result of the taxable treatment given to the dividends received from subsidiaries.

c) Tax loss carryforwards

In accordance with the Company’s FUT registry as of December 31, 2003 and 2004, the company had tax loss carryforwards for tax purposes of ThCh$213,455,154 and ThCh$163,619,581, respectively, as detailed below:

	As of December 31,

	2003	2004
	ThCh$	ThCh$

Chile	147,121,108	156,499,535	(1)
Argentina	6,939,010	7,120,046	(2)
Colombia	59,395,037	-

Total	213,455,155	163,619,581

(1) Tax losses with an indefinite term.

(2) Tax losses with a 3-year term.

d) Tax rate reconciliation

	2002	2003	2004

Pretax income (loss) in accordance with Chilean
GAAP	40,057,511	61,960,073	60,079,851
Statutory tax rate	16.50%	17.00%	17.00%
Statutory tax rate applied to pretax income	(6,609,489)	(10,533,212)	(10,213,575)
Statutory tax rate of foreign subsidiaries income (loss)	(771,598)	4,901,023	431,037
Price level adjustments	11,341,082	(11,794,624)	(20,114,233)
Equity earnings in related companies	(4,125,180)	10,839,189	5,404,849
Deferred tax adjustments	(1,801,959)	2,706,601	3,766,267
Others	262,148	(986,074)	2,230,604

Total	(1,704,996)	(4,867,097)	(18,495,051)

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

16. SHORT TERM BANK LIABILITIES

Short term bank liabilities as of December 31, 2003 and 2004 are as follows:

CURRENCY

			Other Foreign
	US Dollars		Currency		Chilean Pesos		Total

	2003	2004	2003	2004	2003	2004	2003	2004
BANK	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Short term
ABN AMRO Colombia	2,456,692	-	-	-	-		2,456,692	-
Banco Crédito Inversiones	1,119,712	4,059,011	-	-	-		1,119,712	4,059,011
Scotiabank	746,476	2,706,008	-	-	-		746,476	2,706,008
Banco de Chile	-	1,678,544	-	-	-	1,538,355	-	3,216,899

Total	4,322,880	8,443,563	-	-	-	1,538,355	4,322,880	9,981,918

Principal	3,142,824	8,359,426	-	-	-	1,538,355	3,142,824	9,897,781

Annual average interest rate	4.21%	2.98%	-	-	-

Short term portion of long term bank liabilities

	2003	2004	2003	2004	2003	2004	2003	2004
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Bank of			-		-	-
America	11,564,255	-		-			11,564,255	-
BBVA Banco			-		-	-
Francés	1,370,688	-		-			1,370,688	-
Deutsche Bank	-	3,375,263	-	-	-	-	-	3,375,263
Banco de Chile	-	3,305,683	-	-	-	-	-	3,305,683
Bancolombia	-	-	-	1,899,309	-	-	-	1,899,309
Corfinsura	-	-	-	949,655	-	-	-	949,655
Conavi	-	-	-	189,931	-	-	-	189,931
Bancafe	-	-	-	759,723	-	-	-	759,723
Bogotá	-	-	-	876,396	-	-	-	876,396
Av Villas	-	-	-	188,122	-	-	-	188,122
Occidente	-	-	-	361,773	-	-	-	361,773
Corficol	-	-	-	188,122	-	-	-	188,122
Davivienda	-	-	-	379,861	-	-	-	379,861
Corfivalle	-	-	-	284,897	-	-	-	284,897

Total	12,934,943	6,680,946	-	6,077,789	-	-	12,934,943	12,758,735

Principal	12,934,943	6,604,138	-	5,442,310	-	-	12,934,943	12,046,448

Annual average interest rate	5.15%	5.45%	-	13.34%

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

17. LONG TERM BANK LIABILITIES

The detail as of December 31, 2003 and 2004 is as follows:

		2003	2004

Bank	Currency	Total Long Term ThCh$	1-2	2-3	3-5	5-10	Total	Annual
			years	years	years	years	Long term	Interest
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	Rate %

Deutsche Bank	US$	-	8,405,901	8,607,717	20,639,713	1,978,619	39,631,950	4.96%
Banco de Chile	US$	-	3,232,920	3,232,920	6,465,840	-	12,931,680	5.95%
Bancolombia	Colombian $	-	2,267,671	2,267,671	4,535,342	4,535,341	13,606,025	13.34%
Corfinsura	Colombian $	-	1,133,835	1,133,835	2,267,670	2,267,671	6,803,011	13.34%
Conavi	Colombian $	-	226,767	226,767	453,534	453,534	1,360,602	13.34%
Bancafé	Colombian $	-	907,068	907,068	1,814,136	1,814,137	5,442,409	13.34%
Bogota	Colombian $	-	1,046,368	1,046,368	2,092,736	2,092,736	6,278,208	13.34%
Av Villas	Colombian $	-	224,608	224,608	449,215	449,215	1,347,646	13.34%
Occidente	Colombian $	-	431,937	431,937	863,874	863,874	2,591,622	13.34%
Corficol	Colombian $	-	224,608	224,608	449,215	449,215	1,347,646	13.34%
Davivienda	Colombian $	-	453,534	453,534	907,068	907,069	2,721,205	13.34%
Corfivalle	Colombian $	-	340,151	340,151	680,301	680,305	2,040,908	13.34%

Bank of America	US$	161,047,467	-	-	-	-	-	4,64%
Scotiabank	US$	5,112,613	-	-	-	-	-	3,08%
Banco Crédito Inversiones	US$	7,668,920	-	-	-	-	-	3,08%

Total		173,829,000	18,895,368	19,097,184	41,618,644	16,491,716	96,102,912	-

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

18. LONG TERM LIABILITIES (EXCLUDING BANK LIABILITIES)

	Balance as of December 31, 2003				Balances as of December 31, 2004

Liability	Type of Currency	Long term portion ThCh$	Short term portion ThCh$	Total ThCh$	Long term portion ThCh$	Short term portion ThCh$	Total ThCh$

Bonds payable	UF	18,834,498	292,822	19,127,320	18,806,316	288,536	19,094,852
Bonds payable	US$	34,997,088	579,691	35,576,779	25,640,400	6,933,999	32,574,399
Bonds payable in foreign countries	US$	192,213,974	25,931,394	218,145,368	348,236,208	6,143,807	354,380,015
Convertible bonds	US$	290,103,884	5,786,137	295,890,021	-	-	-

Subtotal		536,149,444	32,590,044	568,739,488	392,682,924	13,366,342	406,049,266

Notes payable (a)	US$	632,959	-	632,959	415,004	-	415,004

Subtotal		632,959	-	632,959	415,004	-	415,004

Provision for staff severance indemnities	Ch$	1,408,944	34,495	1,443,439	1,955,019	33,447	1,988,466
Provision for pensions and post retirement benefits	Col$	2,331,806	-	2,331,806	2,570,302	-	2,570,302
Provision for personnel benefits	Ch$	-	1,716,514	1,716,514	-	2,426,419	2,426,419
Provision for post-retirement pension plan	Ch$	4,843,888	727,083	5,570,971	4,690,276	700,488	5,390,764
Provision for taxes in Argentina	Arg$	-	5,661	5,661	-	77,986	77,986
Loss on sale of Oilgener Inc. and Carbones del Cesar	Ch$	-	1,800,068	1,800,068	-	-	-
Legal contingency provision	Ch$	-	-	-	-	1,282,020	1,282,020
Provision for the conversion of convertible bonds (d)	US$	13,283,286	-	13,283,286	-	-	-
Other provisions	Ch$	419,536	1,958,511	2,378,047	484,076	956,068	1,440,144
Other provisions	Col$	-	738,728	738,728	-	1,273,422	1,273,422

Subtotal		22,287,460	6,981,060	29,268,520	9,699,673	6,749,850	16,449,523

Deferred taxes	Col$	(8,497,478)	-	(8,497,478)	5,877,805	-	5,877,805
Deferred taxes	Ch$	20,579,383	-	20,579,383	22,431,501	-	22,431,501
Deferred taxes	Arg$	(2,798,853)	-	(2,798,853)	(5,099,496)	-	(5,099,496)

		9,283,052	-	9,283,052	23,209,810	-	23,209,810

Deferred customs duties	US$	718,115	2,500,186	3,218,301	36,685	78,456	115,141
Unearned income (c)	US$	-	41,149	41,149	14,906,365	288,596	15,194,961
Other current liabilities	US$	-	-	-	-	1,728,086	1,728,086
Other long-term liabilities		$-	2,870	2,870	-	-	-

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

Other long-term liabilities (a) (b)	US$	14,696,355	1,449,816	16,146,144	-	346,925	346,925

Subtotal		15,414,470	3,994,021	19,408,491	14,943,050	2,442,063	17,385,113

Totals		583,767,385	43,565,125	627,332,510	440,950,461	22,558,255	463,508,716

a)	Notes payables include obligations with Morgan Stanley Group Inc. amounting to ThCh$1,133,335 (ThUS$2,033) in 2003 at an annual interest rate of 5.35%. These notes were paid in March 2004.

b)
As of December 31, 2003, other long term liabilities included a ThCh$14,696,355 (ThUS$26,366) loan granted to Norgener by supplier Mitsubishi to finance the construction of the Tocopilla thermoelectric plant at annual interest rate of 8.17%. This loan was paid in July 2004.

c)	Includes Escondida Unearned Income, which is amortized on a straight-line basis (see note 28).

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

d) As a result of the repayment of the convertible bonds a loss amounted to ThCh$2,640,584 was recognized in the income statement.

The items reflected in the short term portion of long term liabilities are the following:

	2003	2004
	ThCh$	ThCh$

Notes payable	1,452,686	-
Deferred customs duties	2,500,186	78,456
Other long-term liabilities	-	346,925

Total	3,952,872	425,381

19. PROVISIONS

a) Provisions as of each year end are as follows:

	2003	2004
	ThCh$	ThCh$

Current liabilities
Staff severance indemnities	34,495	33,447
Vacation and other employee benefits	1,716,514	2,426,419
Pensions and post-retirement benefits (2)	727,083	700,488
Argentine taxes	5,661	77,986
Loss on sale of Oilgener Inc. and Carbones del Cesar	1,800,068	-
Legal contingency provision	-	1,282,020
Other provisions (3)	2,697,239	2,229,490

Total	6,981,060	6,749,850

Long term liabilities
Staff severance indemnities	1,408,944	1,955,019
Pension and post-retirement benefits	2,331,806	2,570,302
Complementary pension plan (2)	4,843,888	4,690,276
Conversion of convertible bonds (1)	13,283,286	-
Provision for investment losses	7,261	5,198
Other provisions (4)	412,275	478,878

Total	22,287,460	9,699,673

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

(1)
The provision for conversion of convertible bonds charged to income in 2002, 2003 and 2004 amounted to ThCh$4,145,461 (ThUS$7,437), ThCh$460,798 (ThUS$827) and ThCh$2,249,276 (ThUS$4,035), respectively, and is included in “Non-operating expenses”.
See Note 30.

(2)
The provision for pensions and post-retirement benefits charged to income in 2002, 2003 and 2004 amounted to ThCh$560,814 (ThUS$1,006), ThCh$1,125,659 (ThUS$2,019) and ThCh$649,249 (ThUS$1,165), respectively, and is included in “Non-operating expenses”.
See Note 30.

(3)
Other provisions include maintenance cost incurred for services completed of ThCh$1,103,762 (ThUS$1,980) in 2003; provision for energy purchases of ThCh$268,497 (ThUS$482) in 2003; provision related to dispute with the Junta de Vigilancia Rio Maipo for ThCh$289,557 (ThUS$519) in 2004 and provision for other legal contingencies of ThCh$530,602 (ThUS$952) and ThCh$1,422,020 (ThUS$2,551) in 2003 and 2004, respectively, and external services of ThCh$460,120 (ThUS$825) and ThCh$313,115

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

(ThUS$562) in 2003 and 2004 respectively; and other provisions of ThCh$334,258 (ThUS$600) and ThCh$204,800 (ThUS$367) in 2003 and 2004, respectively.

(4)	Other provisions include the provision of ThCh$412,274 (ThUS$740) and ThCh$408,496 (ThUS$733) in 2003 and 2004, respectively, related to gross revenue taxes for Gener Argentina S.A.

b) Other provisions

Other provisions, that are presented as a reduction in the corresponding assets at each year end, are as follows:

	2003	2004
	ThCh$	ThCh$

Allowance for fixed assets	223,976	57,205
Allowance for supplies and inventories	3,829,400	3,045,978
Allowance for doubtful accounts	1,473,941	4,668,371
Allowance for shrinkage of coal inventory	154,687	210,885

Total	5,682,004	7,982,439

c) Write-offs

At December 31, 2003 and 2004, fixed assets amounting to ThCh$310,699 (ThUS$557) and ThCh$534,146 (ThUS$958) were written off, respectively (see Note 30). These amounts are included in other non-operating expenses and represent the net book value of fixed assets retired from service that will mainly be sold as scrap material.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

20. STAFF SEVERANCE INDEMNITIES AND PENSION PLANS BENEFITS

	As of December 31,

	2003	2004
	ThCh$	ThCh$

a) Balance of Provision
Short term provision:
Chivor	34,495	33,447

Total short term	34,495	33,447

Long term provision:
Gener	1,124,695	1,633,511
Chivor	2,616,055	2,891,810

Total long term	3,740,750	4,525,321

b) Charge to income
Staff severance indemnities	197,141	669,590
Pensions plans (Chivor)	76,065	710,891

c) Payments
Staff severance indemnities	(36,094)	(210,964)
Pensions plans (Chivor)	(84,821)	(276,069)
Employee contributions	32,185	88,444

d) Deferred actuarial loss	(9,092)	-
e) Foreign exchange effect	228,865	(106,289)

Staff severance indemnities are discounted at an interest rate of 8% year in 2003 and 2004 and are based on a limited service period of 31 years.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

21. BONDS
a) The terms and conditions for the bonds outstanding as of December 31, 2004 are as follows:

Eléctrica
			Eléctrica Santiago	Santiago
	AES Gener	AES Gener	Bond	Bond	Chivor
	Yankee Bonds	Senior Notes	US$	UF	Senior Notes

				September 29,	November 30,
Issue date	January 23, 1996	March 22, 2004	September 29, 1999	1999	2004

Securities issued	Bearer Bonds	Bearer Bonds	Bearer Bonds	Bearer Bonds in	Bearer Bonds
	denominated in US$	denominated in US$	denominated in US$	denominated UF	denominated in
US$

Amount of issuance	US$200,000,000	US$400,000,000	US$60,000,000	UF1,388,000	US$170,000,000

			Series A1	Series B1
			500 bonds of	198 bonds of
			US$10,000 each	UF 1.000 each
Series B2
			Series A2	119 bonds of
			550 bonds of	UF 10.000 each
US$100,000 each

Amount outstanding	US$ 54,751,000 (1)	US$ 400,000,000	US$ 57,500,000	UF 1,086,000	US$ 170,000,000

Basis for
readjustment	Ch$ / US$ Fluctuation	Ch$ / US$	Ch$ / US$ Fluctuation	UF Fluctuation	Ch$ / US$
		Fluctuation			Fluctuation

Amortization term	10 years	10 years	10 years (5 year grace	25 years (6 year	10 years
			period and 5 year principal	grace period and
			repayment period)	19 year principal
repayment
period)

Principal payments	January 15, 2006	March 25, 2014	10 semiannual payments	38 semiannual	December 30,
			starting on April 15, 2005	payments	2014
starting on April
15, 2005

Nominal annual interest rate	6.50%	7.50%	8.00%	7.50%	9.75%

Interest payments	Semiannually on	Semiannually on	Semiannually on April 15	Semiannually on	Semiannually on
	January 15 and July 15	March 25 and	and October 15 of each	April 15 and	June 30 and
	of each year, starting on	September 25 of each	year, starting on April 15,	October 15 of	December 30 of
	July 15, 1996	year, starting on	2000	each year,	each year, starting
		September 25, 2004		starting on April	on June 30, 2005
15, 2000
(1)	On February 27, 2004, we accepted for payment US$ 145.2 million aggregate principal amount of our Yankee bonds in a cash tender offer.
As of December, 31, 2004, the amount of Yankee notes outstanding was US$ 54.6 million.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

b) The detail of the outstanding bonds at December 31, 2003 and 2004 is as follows:

Registration No. or Identification	Series	Outstanding Amount	Basis for Readjustme Interestnt	Nominal AnnualRate %	Scheduled Maturity	Interest Payments	Amortization Payments	2003	2004	Country of Issuance

Bonds Short term
	LA1-
Convertible bonds	LA5	-	US$	6.00	Mar-01-2005	Semiannually	Upon maturity	4,889,237	-	Chile
Convertible bonds	M	-	US$	6.00	Mar-01-2005	Semiannually	Upon maturity	896,900	-	US
Yankee Bonds	Single	54,751,000	US$	6.50	Jan-15-2006	Semiannually	Upon maturity	3,633,677	914,698	US
Rule 144/A/Reg S Bonds	Single	400,000,000	US$	7.50	Mar-25-2014	Semiannually	Upon maturity	-	4,459,200	US
214 (ESSA)	A	57,500,000	US$	8.00	Oct-15-2009	Semiannually	Semiannually	579,691	6,933,999	Chile
214 (ESSA)	B	1,086,000	UF	7.50	Oct-15-2024	Semiannually	Semiannually	292,822	288,536	Chile
Variable Rate Bonds	-	-	US$	6.36	Dec-31-2007	Semiannually	Semiannually	17,725,930	-	Argentina
Variable Rate Bonds	-	-	US$	6.36	Dec-31-2007	Semiannually	Semiannually	4,571,787	-	Argentina
Chivor Bonds	Single	170,000,000	US$	9.75	Dec-30-2014	Semiannually	Upon maturity	-	769,909	US

Total Short term								32,590,044	13,366,342

Bonds Long term
	LA1-						Repayment of
Convertible bonds	LA5	-	US$	6.00	Mar-01-2005	Semiannually	principal due	245,135,366	-	Chile
							Repayment of
Convertible bonds	M	-	US$	6.00	Mar-01-2005	Semiannually	principal due	44,968,518	-	US
							Repayment of
Yankee Bonds	Single	54,751,000	US$	6.50	Jan-15-2006	Semiannually	principal due	121,729,000	30,518,208	US
							Repayment of
Rule Bonds 144A/Reg S	Single	400,000,000	US$	7.50	Mar-25-2014	Semiannually	principal due	-	222,960,000	US
214 (ESSA)	A	57,500,000	US$	8.00	Oct-15-2009	Semiannually	Semiannually	34,997,088	25,640,400	Chile
214 (ESSA)	B	1,086,000	UF	7.50	Oct-15-2024	Semiannually	Semiannually	18,834,498	18,806,316	Chile
Variable Rate Bonds	-	-	US$	6.36	Dec-31-2007	Semiannually	Semiannually	59,086,431	-	Argentina
Variable Rate Bonds	-	-	US$	6.36	Dec-31-2007	Semiannually	Semiannually	11,398,543	-	Argentina
							Repayment of
Chivor Bonds	Single	170,000,000	US$	9.75	Dec-30-2014	Semiannually	principal due	-	94,758,000	US

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

SHORT AND LONG TERM OBLIGATIONS WITH THE PUBLIC

a) As of December 31, 2004, the Company had five series of bonds outstanding, two of which were issued by AES Gener, two by Eléctrica Santiago and one by Chivor.

The two AES Gener bonds outstanding were issued in the US in 1996 and 2004.

The bonds issued on January 23, 1996 were used to finance a portion of the Company’s capital investment program and the second issuance on March 22, 2004 was used to refinance a portion of the Company’s outstanding debt in accordance with AES Gener’s restructuring plan which was completed during the first half of 2004. This restructuring plan included the following transactions:

In November 2004, our Colombian subsidiary Chivor completed its first bond issuance in the US market under Rule 144A/Regulation S for an aggregate principal amount of US$170 million due on December 30, 2014. The proceeds of this issuance were used to repay Chivor’s syndicated bank loan.

In 2004, we repaid the total amount of floating rate notes issued by our Argentine subsidiaries, TermoAndes and InterAndes, which were authorized on July 30, 1998 by the National Commission of Securities, through Resolution No. 12337. In accordance with this approval, TermoAndes issued ten series of bonds totaling US$210,000,000 and InterAndes issued five series of bonds totaling US$47,000,000. Both companies hedged their variable rate obligations with a fixed 180-day Libor rate, pursuant to which TermoAndes and InterAndes paid a fixed rate and received a variable rate. These interest rate swap agreements were also terminated in April 2004. On April 16, 2004, AES Gener S.A. repaid the outstanding debt (notes) of TermoAndes and InterAndes, through the payment of US$ 62 million and a new credit agreement for US$ 93.5 million which was extended to AES Gener S.A. As of December 31, 2004, the outstanding balance of this loan was ThCh$42,919,800 (US$77,000,000).

In 2004, AES Gener also consummated three separate cash tender offers and/or called for redemptions of its US$200 million 6.5% Yankee notes due 2006, its US$73.9 million 6% U.S. convertible notes due 2005, and its US$402.7 million 6% Chilean convertible notes due 2005. In connection with such offers, the Company accepted for payment tenders of approximately US$145.2 million in principal amount of Yankee notes on February 27, 2004, representing 72.62% in aggregate principal amount of Yankee notes outstanding, and on April 2, 2004, approximately US$55.7 million in aggregate principal amount of U.S. convertible notes, representing 75.35% of the aggregate principal amount of U.S. convertible notes outstanding. In connection with its offer for the Chilean convertible notes, the Company repurchased approximately US$156.8 million in aggregate principal amount of Chilean convertible notes on March 24, 2004, representing 38.9% in aggregate principal amount of Chilean convertible notes outstanding. On May 31, 2004, AES Gener redeemed the entire amount of its U.S. convertible notes and Chilean convertible notes outstanding after the completion of the tender offers described above for approximately US$264.1 million.

On March 22, 2004, we completed the issuance of US$400 million aggregate principal amount of 7.50% senior notes due 2014. We entered into forward treasury lock agreements in a notional amount of US$200 million commencing in December, 2003 and an additional US$200 million in February, 2004 to hedge against the underlying interest rate of notes. On the closing date of these notes, we paid the actual loss amount to the counterparty, which is US$22.1 million (ThCh$13,140). The cost associated with these transactions is amortized over the life of the notes.

The placement discounts and bond issuance expenses are detailed under other long term assets (Note 12).

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

In addition to the bonds issued as part of the restructuring plan carried out in 2004, the Company’s subsidiary also has bonds outstanding as explained below:

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

During 1999, Eléctrica Santiago completed its first bond issuance for an aggregate principal amount of US$100 million (series A and B), US$60 million in A series bonds and UF 1,388,000 in B series bonds. As of December 31, 2004, 95.8% of the A series bonds had been issued, totaling ThCh$31,047,180 (US$57.5 million) and 78.2% of the B series bonds totaling ThCh$18,806,316 (UF 1,086,000). The issuance proceeds were used to finance the payment of debt owed to General Electric related to the construction of the Nueva Renca power plant and repay other short term debt.

Accrued interest as of December 31, 2003 and 2004 amounted to ThCh$10,930,671 (ThUS$19,610) and ThCh$6,956,242 (ThUS$12,480), respectively, and is included under bonds payable.

b) The scheduled maturities of bonds payable are as follows:

	2003	2004
	ThCh$	ThCh$

2004	32,590,044	-
2005	319,080,328	13,366,342
2006	151,750,906	37,031,742
2007	32,729,726	6,551,147
2008	7,178,345	6,588,760
2009	7,216,014	6,626,373
2010	254,266	253,885
2011	291,935	291,498
2012	329,604	329,111
2013	367,273	366,723
2014	404,942	318,122,336
2015	442,611	441,948
2016	480,280	479,561
2017	517,949	517,174
2018	555,618	554,786
2019	621,538	620,608
2020	696,876	695,834
2021	941,725	940,316
2022	1,695,105	1,692,568
2023	4,143,590	4,137,390
2024	6,450,813	6,441,164

Total	568,739,488	406,049,266

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

c) The deferred expenses related to bond issuance as of December 31, 2003 and 2004 are as follows:

	2003	2004
	ThCh$	ThCh$

Legal fees	351,425	1,423,851
Financial fees	3,027,366	1,816,947

Commissions	913,741	6,102,059
Taxes	1,802,437	4,673,803
Treasury lock	-	11,985,477
Discount on bond issuance	1,717,089	1,680,408
Other expenses	19,101	1,979,608

Total	7,831,159	29,662,153

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

22. SHAREHOLDERS’ EQUITY

a) The movement in shareholders' equity during each year is as follows:

							Subsidiary Development Stage Deficit ThCh$
		Share		Future				Net Income
	Paid-in	Premium	Other	Dividends	Retained	Interim		For the
	Capital	Account	Reserves	Reserve	Earnings	Dividends		Year
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$

2002
Balance as of January 1	635,023,898	28,391,186	47,970,242	8,942,067	892,307	-	(118,387)	(2,010,423)
Distribution of earnings from last year	-	-	-	(4,253,434)	2,124,624	-	118,387	2,010,423
Currency translation adjustment	-	-	1,120,841	-	-	-	-	-
Price-level restatement	19,050,717	851,736	1,439,107	140,659	90,508	-	-	-
Net income for the year	-	-	-	-	-	-	-	35,223,218
Total	654,074,615	29,242,922	50,530,190	4,829,292	3,107,439	-	-	35,223,218
Balance at December 31, 2002	677,130,746	30,273,735	52,311,379	4,999,525	3,216,976	-	-	36,464,835

2003
Balance as of January 1	654,074,615	29,242,922	50,530,190	4,829,292	3,107,439	-	-	35,223,218
Distribution of earnings from last year	-	-	2,636,863	29,779,536	2,806,819	-	-	(35,223,218)
Final dividends	-	-	-	(29,779,536)	-	-	-	-
Currency translation adjustment	-	-	(144,607)	-	-	-	-	-
Price-level restatement	6,540,746	292,429	486,844	462,727	59,142	-	-	-
Net income for the year	-	-	-	-	-	-	-	53,678,463
Total	660,615,361	29,535,351	53,509,290	5,292,019	5,973,400	-	-	53,678,463
Balance at December 31, 2003	677,130,746	30,273,735	54,847,023	5,424,319	6,122,735	-	-	55,020,425

2004
Balance as of January 1	660,615,361	29,535,351	53,509,290	5,292,019	5,973,400	-	-	53,678,463
Distribution of earnings from last year	-	-	-	-	53,678,463	-	-	(53,678,463)
Final dividends	-	-	-	-	(56,727,528)	-	-	-
Issuance of shares	62,268,146	-	-	-	-	-	-	-
Currency translation adjustment	-	-	(19,200,331)	-	-	-	-	-
Price-level restatement	17,884,837	738,384	1,337,732	132,300	(210,529)	(120,962)	-	-
Interim dividends	-	-	-	-	-	(32,366,268)	-
Net income for the year	-	-	-	-	-	-	-	39,454,037

Balance at December 31, 2004	740,768,344	30,273,735	35,646,691	5,424,319	2,713,806	(32,487,230)	-	39,454,037

b) Paid-in Capital

At the extraordinary general shareholders meeting held on September 14, 1998, the shareholders agreed to increase the Company’s capital by ThCh$237,500,000 (ThUS$426,085) with the issuance of 2,375,000,000 shares of common stock for the sole purpose of supporting the conversion of convertible bonds into shares (Note 21). Such shares were issued in November 13, 1998, in accordance with their inscription in the securities registry. As of December 31, 2004, ThUS$23,305 (ThCh$14,184,472) in bonds have been converted into shares, which represents 85,932,258 shares. All convertible bonds have been repaid or converted into shares.

At the extraordinary general shareholders meeting held on March 10, 2004, the shareholders agreed to increase the Company’s capital by ThCh$74,245,000 (ThUS$133,199) through the issuance of 818,126,722 common shares, under which each shareholder, per share owned, would have the right to subscribe 0.1442204083557 shares of the new issuance in order to maintain the same percentage of ownership in the Company.

The preferential offering period was initiated on May 20, 2004 and was effective through June 19, 2004. During this period a total of 714,084,243 shares amounting to ThCh$62,268,146 (the equivalent of US$98 million at the time the capital increase transactions occurred) where subscribed. AES Gener’s parent Company, Inversiones Cachagua Ltda. (Cachagua) subscribed 713,000,000 shares on May 20, 2004, increasing its ownership from 98.65% to 98.79% .

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

c) Dividend Payments

The following details the final dividends paid as of December 31, 2003 and 2004 from 2003 net income and from the future dividend reserve and retained earnings. It also details interim dividends declared from 2004 net income.

Date of payment	Dividend per share $	Total dividend in historical Chilean pesos ThCh$	Total dividend in constant Chilean pesos as of December 31, ThCh$

2002
No dividends were paid in 2002	-	-	-
2003
Final dividends from reserves and retained earnings:
March 2003	1.57	8,933,860	9,102,263
July 2003	3.67	20,845,676	21,324,085
2004
Final dividends from reserves and retained earnings:
February 2004	10.00	56,727,528	58,088,988
Interim dividends:
August 2004	1.89	12,096,235	12,217,197
December 2004	3.17	20,270,033	20,270,033

A final dividend payment related to net income from 2003 was approved at the annual general shareholder meeting held on February 19, 2004 and later ratified at the extraordinary general shareholders meeting held on April 6, 2004. The shareholders approved distribution of $9.46250 per share in February which corresponded to 100% of the net income from 2003. Likewise, an additional $0.5375 per share was declared through a charge to other reserves in order to arrive at a final dividend of $10 per share.

During the Ordinary Board Meeting N°484, held on August 22, 2004, a distribution of US$ 19,500,000 or the equivalent peso amount (ThCh$12,096,235), was approved through the payment of an interim dividend of US$0.0035 per share. The payment was carried out on September 16, 2004.

During the Ordinary Board Meeting N°488, held on December 6, 2004, a distribution of US$35,127,603.61 or the equivalent peso amount (ThCh$20,270,032), through the distribution of an interim dividend of US$0.0055 per share. The interim dividend payment was carried out on December 28, 2004.

d) Dividend Policy

The dividend distribution policy for the year 2004, which was approved at the general ordinary shareholders meeting held on February 19, 2004, establishes a minimum dividend distribution equal to 50% of net income generated during fiscal year 2004.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

e) Accumulated Foreign Currency Translation Adjustment

	2002		2003		2004
	ThCh$		ThCh$		ThCh$

	Year	Accumulated	Year	Accumulated	Year	Accumulated

Price-level restatement	-	(1,422,623)	-	357,580	-	710,376
Compañía Carbones del Cesar
Ltda. (Colombia)	246,496	1,057,768	(756,178)	291,116	(284,017)	-
Energy Trade & Finance
Corporation	14,298,198	65,282,070	(43,382,171)	19,288,046	(12,565,636)	6,251,970
Gener Argentina S.A	5,764,150	23,353,678	(20,240,436)	2,882,017	(18,597,053)	(15,785,329)
Gasoducto GasAndes
(Argentina) S.A	831,188	3,041,935	(2,684,491)	327,325	-	319,341
Compañía General de
Electricidad Itabo S.A.
(Dominican Republic)	4,008,040	11,864,603	(11,531,037)	216,096	(4,470,148)	(4,259,323)
Other investments	79,845	99,119	(57,080)	41,057	(87,709)	(47,654)
Reversal of accumulative
translation adjustment Oilgener
Inc	(1,050,915)	-	-	-	-	-
Net foreign investments hedge	(23,016,651)	(88,306,126)	78,503,172	(8,581,036)	16,804,232	8,432,489

Total year	1,160,351	-	(148,221)	-	(19,200,331)	-

Total accumulated	-	14,970,424	-	14,822,201	-	(4,378,130)

f) Other Reserves

The detail of other reserves is as follows:

	As of December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Accumulated foreign currency translation adjustment	14,970,424	14,822,201	(4,378,130)
Fixed assets technical revaluation reserve	43,677,099	43,677,100	43,677,099
Variations in the equity of subsidiaries	(6,336,144)	(3,652,278)	(3,652,278)

Total	52,311,379	54,847,023	35,646,691

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

23. RELATED COMPANY TRANSACTIONS

Balances with related companies correspond to transactions associated with the Company’s line of business conducted in accordance with current legislation. All receivables and payables associated with related party transactions are settled in cash. The detail of these balances is as follows:

a) Accounts receivable

	Short term		Long term
	As of December 31,		As of December 31,

	2003	2004	2003	2004
Companies	ThCh$	ThCh$	ThCh$	ThCh$

Empresa Eléctrica Guacolda S.A	59,965	33,577	-	-
Gasoducto GasAndes S.A	259,867	245,265	1,347,510	1,234,057
Gasoducto GasAndes (Argentina) S.A	503,087	474,824	1,758,767	1,165,577
C.G.E. Itabo S.A. (Dominican Republic)	2,395,692	3,671,431	-	-
AES America	4,761	-	-	-
Inversiones Cachagua Ltda	178,929,857	-	-	-
Energen S.A	10,626	19,381	-	-
Coastal Itabo Ltd. (Dominican Republic)	54	-	-	-

Total	182,163,909	4,444,478	3,106,277	2,399,634

On February 28, 2001, AES Gener signed a mercantile account agreement with Cachagua, which balance is denominated in US dollars and accrued interest at a rate equal to the 30-day LIBOR plus a spread.

On May 15, 2003, Cachagua pledged its shares owned in favor of AES Gener to guarantee the timely and complete payment of the balance of the mercantile account and it obliged itself not to place any lien, divest, use, or perform acts or subscribe to any contracts over the shares pledged. This pledge also included an extension of its rights to receive dividends which would be required to be net off against the receivable balance. Additionally, on May 15, 2003, the interest rate was modified to 10% annually.

On February 27, 2004, Cachagua fully paid the intercompany account receivable.

The account receivable of Gasoducto GasAndes S.A. and Gasoducto GasAndes Argentina S.A. represents a down payment of gas transport related to Sociedad Eléctrica Santiago S.A. Such down payment accrued interest at a rate of 15% per year and is payable in monthly installments from 2002 until August 2009.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

b) Accounts Payable

Companies	Short term As of December 31,		Long term As of December 31,

	2003	2004	2003	2004
	ThCh$	ThCh$	ThCh$	ThCh$

Gasoducto GasAndes (Argentina) S.A	173,450	156,531	-	-
Gener Blue Water	103,374	-	-	-
AES Energy	-	2,060	-	-
Coastal Itabo Ltda (Dominican Republic)	3,273	-	-	-
Cordex Petroleum Inc	525,720	512,898	-	-
The AES Corporation	432,108	792,799	-	-

Total	1,237,925	1,464,288	-	-

c) Related company transactions

The details of the transactions between related companies in 2002, 2003 and 2004 are as follows:

			(Charge) Credit to income As of December 31

	Nature of the		2002	2003	2004
Companies	Relationship	Transactions	ThCh$	ThCh$	ThCh$

Empresa Eléctrica Guacolda S.A	Affiliate	Energy and capacity purchase	(1,234,896)	(1,090,146)	(504,717)
Empresa Eléctrica Guacolda S.A	Affiliate	Coal purchase	-	-	(707,432)
Empresa Eléctrica Guacolda S.A	Affiliate	Coal sale	4,988,323	6,503,218	2,489,265
Empresa Eléctrica Guacolda S.A.	Affiliate	Other services	-	(72,324)	(85,321)
Inversiones Cachagua Ltda	Shareholder	Interest on loans	32,891,161	19,631,405	2,454,757
Inversiones Cachagua Ltda	Shareholder	Price level restatement	5,012,625	1,815,573	(731,824)
Inversiones Cachagua Ltda	Shareholder	Foreign exchange gain (loss)	11,272,788	(33,348,914)	859,999
Inversiones Cachagua Ltda	Shareholder	Fund transfer	234,308	-	-
CDEC - SIC Ltda	Affiliate	Administrative and coordination services	(375,726)	(175,302)	(139,927)
CDEC - SIC Ltda	Affiliate	Administrative and coordination services	-	(90,154)	(99,118)
CDEC - SING Ltda	Affiliate	Administrative and coordination services	(141,722)	(191,363)	(139,370)
CDEC - SING Ltda	Affiliate	Administrative and coordination services	-	(149,794)	(132,104)

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

			(Charge) Credit to income
			For the year of December, 31

	Nature of the		2002	2003	2004
Companies	Relationship	Transactions	ThCh$	ThCh$	ThCh$

Gasoducto GasAndes S.A	Affiliate	Transport of
		gas and
		commissions	(1,717,700)	(2,097,370)	(1,944,072)
Gasoducto GasAndes S.A	Affiliate	Interest
		downpayment	-	179,631	141,835
Gasoducto GasAndes (Argentina) S.A	Affiliate	Interest and
		commissions	-	(354,981)	(48,249)
Gasoducto GasAndes (Argentina) S.A	Affiliate	Transport of
		gas and
		commissions	(4,480,847)	(4,176,848)	(4,100,398)
Gasoducto GasAndes (Argentina) S.A	Affiliate	Interest
		downpayment	-	225,136	179,960
Itabo S.A	Affiliate	Professional
		fees	-	2,497,721	-
AES Corp	Director in	Other services
	common		(187,676)	-	-
AES Corp	Director in	Other services
	common		(70,037,804)	(34,967,064)	-
René Cortázar y Cía. Ltda	Director in	Other services
	common		(8,515)	-	-
Centro de Estudios e Investigación Financiera S.A	Director in	Other services
	common		(8,512)	-	-
Estudio Jurídico Claro y Cía	Director in	Other services
	common		(22,343)	(80,125)	-
Jeffery Safford	Director	Work contract	(77,049)	-	-
Robert Morgan	Director	Work contract	(95,032)	-	-
René Cortazar	Director	Professional
		fees	(24,750)	(29,903)	(32,666)
Daniel Yarur	Director	Professional
		fees	(26,195)	(29,903)	(32,666)
José Joaquín Brunner R	Director	Professional
		fees	(16,358)	(3,640)	-
Andrés Sanfuentes Vergara	Director	Professional
		fees	(16,348)	(3,640)	-
Gabriel del Real C	Director	Professional
		fees	(16,360)	(14,582)	(16,352)
Pedro Lizana Greve	Director	Professional
		fees	(27,261)	(5,460)	-
Andres Gluski	Director	Work contract	(110,523)	-	-

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

24. INVESTMENTS IN OTHER COMPANIES

The Company complies with SVS Official Circular N°1,697 dated December 30, 2003 and as a result, as of January 1, 2004, the investments detailed above are no longer recorded under the equity-method of accounting. Instead, they are recorded at purchase cost restated for price-level changes, in the case of Gasoducto GasAndes Chile and the CDEC-SIC, and for foreign currency variations in the case of Gasoducto GasAndes Argentina.

Investments in Other Companies include all of the Company’s permanent investments in which it holds less than 20% ownership interest and in which it does not exercise significant influence.

			Book value
	As of December 31, 2004		As of December 31,
	Number of	Ownership	2003	2004
Company	shares	percentage	ThCh$	ThCh$

Gasoducto GasAndes S.A. (Argentina)	10,850,710	13.00%	-	11,614,886
Gasoducto GasAndes S.A.	22,464	13.00%	-	5,502,974
CDEC-SIC Limited	-	16.67%	-	81,012

Total			-	17,198,872

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

25. DERIVATIVE CONTRACTS

The detail of derivatives outstanding as of December 31, 2004 is as follows:

Agreements Descriptions

								Net income effect

							Amount
		Amount of			Position		of item	Realized	Unrealized
Type of	Type of	agreement		Specific	sale/	Item	hedged	loss	loss
derivative	agreement	ThCh$	Due date	item	purchase	hedged	ThCh$	ThCh$	ThCh$

FR	CCTE	4,317,110	1Q/2005	US $	Purchase	Revenue	3,901,800	-	415,310
FR	CCTE	4,009,395	1Q/2005	US $	Purchase	Revenue	3,623,750	-	385,645
FR	CCTE	4,009,395	1Q/2005	US $	Purchase	Revenue	3,624,725	-	384,670
FR	CCTE	4,010,695	2Q/2005	US $	Purchase	Revenue	3,624,725	-	385,970
FR	CCTE	4,013,165	2Q/2005	US $	Purchase	Revenue	3,624,725	-	388,440
FR	CCTE	3,150,806	1Q/2005	US $	Purchase	Revenue	2,845,527	-	305,279
FR	CCTE	3,947,314	1Q/2005	US $	Purchase	Revenue	3,565,212	-	382,101
FR	CCTE	3,473,156	1Q/2005	US $	Purchase	Revenue	3,136,781	-	336,375
FR	CCTE	3,986,285	2Q/2005	US $	Purchase	Revenue	3,599,631	-	386,655
FR	CCTE	3,486,917	2Q/2005	US $	Purchase	Revenue	3,147,934	-	338,982
FR	CCTE	2,158,555	1Q/2005	US $	Purchase	Revenue	1,950,900	-	207,655
FR	CCTE	782,730	1Q/2005	US $	Purchase	Revenue	724,620	-	58,110
FR	CCTE	1,233,660	1Q/2005	US $	Purchase	Revenue	1,115,300	-	118,360
FR	CCTE	1,542,075	1Q/2005	US $	Purchase	Revenue	1,393,750	-	148,325
FR	CCTE	1,234,060	2Q/2005	US $	Purchase	Revenue	1,115,300	-	118,760
FR	CCTE	961,600	2Q/2005	US $	Purchase	Revenue	892,240	-	69,360
FR	CCTE	1,234,820	2Q/2005	US $	Purchase	Revenue	1,115,300	-	119,520
FR	CCTE	598,101	2Q/2005	US $	Purchase	Revenue	557,650	-	40,450
FR	CCPE	632,538	1Q/2005	US $	Purchase	Loans	557,400	75,138	-
FR	CCPE	632,538	1Q/2005	US $	Purchase	Loans	557,400	75,138	-
FR	CCPE	632,538	1Q/2005	US $	Purchase	Loans	557,400	75,138	-
FR	CCPE	632,538	1Q/2005	US $	Purchase	Loans	557,400	75,138	-
FR	CCPE	632,538	1Q/2005	US $	Purchase	Loans	557,400	75,138	-
FR	CCPE	632,538	1Q/2005	US $	Purchase	Loans	557,400	75,138	-
FR	CCPE	632,538	1Q/2005	US $	Purchase	Loans	557,400	75,138	-
FR	CCPE	632,538	2Q/2005	US $	Purchase	Loans	557,400	75,138	-
FR	CCPE	632,538	2Q/2005	US $	Purchase	Loans	557,400	75,138	-
FR	CCPE	632,538	2Q/2005	US $	Purchase	Loans	557,400	75,138	-

FR	=	Forward
CCTE	=	Forward coverage contract for a forecasted transaction
CCPE	=	Forward coverage contract for an existing balance sheet item
Item hedged	=	Revenue from the delivery of electric energy and capacity to customers in Chile, in accordance with existing contracts at regulated sales prices established by the Ministry of Economy and Energy. The purpose of hedging this revenue is that the cost of sales is principally in US Dollars.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

26. CONTINGENCIES AND COMMITMENTS

1) GUARANTEES GRANTED a) Commitments with Financial Institutions and Others

The credit agreements executed by AES Gener with a variety of financial institutions and the indentures governing its public bonds impose certain financial covenants during the term of these agreements, which are usual for this kind of financing. AES Gener complies with all such debt covenants and financial restrictions, in accordance with each agreement's terms and conditions. As of December 31, 2004, the Company was in compliance with all restrictions or covenants related to its financial institution and public bond obligations.

United States Bonds issued (Yankee Bonds) ThCh$111,480,000 (ThUS$200,000):

As of March 1, 2004, AES Gener repurchased Yankee bonds in the amount of ThCh$80,934,480 (ThUS$145,200) in the cash tender offer made by the Company which expired on February 27, 2004.

The principal financial covenant contained in the Yankee Bonds indenture is as follows:

  If AES Gener or any of its subsidiaries, except Chivor, is in default with regard to the payment of any aggregate principal amount exceeding ThCh$8,361,000 (ThUS$15,000), the bondholders may request immediate payment of such obligation.

Senior Notes listed on the Luxemburg Stock Exchange for ThCh$222,960,000 (ThUS$400,000):

As part of the issuance of the 7.5% Senior Notes due in 2014, AES Gener agreed that:

  Neither AES Gener nor any of its "Restricted Subsidiaries" (as defined in the agreement), may issue, assume or guarantee any indebtedness secured by a lien upon any property or assets of the Company unless proportional and/or equivalent guarantees are granted to the bondholders.
  The Company registered the bonds with the Securities and Exchange Commission in the form of an "Exchange Offer Registration Statement". Such registration statement was declared effective within the 270 days following the closing date, which occurred on March 22, 2004. This statement was registered and declared effective on November 24, 2004. The extension term of the bond exchange offer expired on January 21, 2005. Tender offers totaling an aggregate amount of ThUS$399,645 (ThCh$222,762,123) were accepted, equivalent to 99.91% of the amount issued.

Bank and Financial Institution Obligations:

On November 30, 2004, Chivor refinanced its outstanding US$260 million financial debt with (i) a US$170 million note issuance pursuant to Rule 144A Regulation S of the U.S. Securities Act of 1933, (ii) a local syndicated loan for approximately US$83 million, and (iii) available cash.

b) Third-Party Guarantees

(i) AES Gener is guarantor of the timely payment of 15% of the principal and interest under the loan

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

granted to related company GasAndes Argentina by a bank syndicate led by Bank Bilbao Vizcaya Argentaria (España) S.A. In December 2003, AES Gener provided this performance guarantee to ensure payment of a portion of GasAndes

Argentina's obligations and AES Gener would be required to perform under this guarantee if GasAndes Argentina fails to make the principal payments required under its credit agreement. The amount originally guaranteed by AES Gener was ThCh$2,675,520 (ThUS$4,800) and as of December 31, 2004, the maximum potential amount of future payments that AES Gener could be required to make under the guarantee was ThCh$1,421,370 (ThUS$2,550). The guarantee expires in March 2006, upon maturity of the credit agreement.

As of December 31, 2004, the Company had not recorded a liability for its potential obligation to perform under the guarantee. There are no recourse provisions that would enable AES Gener to recover from third parties any amounts that may be paid under the guarantee, nor are there assets held as collateral that AES Gener could obtain and liquidate to recover amounts that might be paid under the guarantee.

Additionally, AES Gener committed to the lenders of GasAndes Chile not to sell, pledge or dispose of its equity participation in GasAndes Chile, without the lenders consent, throughout the life of this related company’s credit agreement, which was originally issued for ThCh$75,806,400 (ThUS$136,000). The balance of this obligation as of December 31, 2004 is ThCh$73,585,718 (ThUS$132,016) and it matures in 2011. There are no recourse provisions that would enable the Company to recover from third parties any amounts that could be paid under the guarantee.

(ii)
AES Gener has a natural gas purchase agreement with the Sierra Chata Consortium, operated by Petrolera Santa Fe, which contains a take-or-pay (minimum consumption) clause with a monthly commitment equal to an average of 75% of the volume contracted. It also includes a 36-month term to take possession of the remaining gas paid for but not consumed. There was no gas paid for but not consumed as of December 31, 2004. The annual minimum payment under the contract is ThCh$13,377,600 (ThUS$24,000) and the contract expires in December 2013. The same contractual provisions are applied to the gas sold by AES Gener to its subsidiary Eléctrica Santiago.

(iii)
The gas transportation agreement between TermoAndes and Transportadora de Gas del Norte S.A. ("TGN") does not currently require AES Gener to provide a performance guarantee. No guarantee under the contract is necessary if TermoAndes or its shareholders maintain an Investment Grade Rating, defined in the contract as BBB- or higher. In the event that neither TermoAndes nor its shareholders hold an Investment Grade Rating, a bank guarantee must be provided equal to the payment of one year of transportation service. The current rating of TermoAndes issued by Fitch Ratings is A (Arg) Stable; As a result TermoAndes has not been required to provide a guarantee.

c) Guarantees to Subsidiaries

(i)
On February 27, 2004, AES Gener executed a credit agreement for US$93.4 million (ThCh$52,061,160) in order to repurchase the notes issued by its subsidiaries TermoAndes and InterAndes in 1998. Upon conclusion of such repurchase, AES Gener transferred the notes to Gener Argentina S.A., which in turn transferred the notes to TermoAndes and InterAndes, respectively, thereby canceling the notes. This credit agreement was guaranteed, among other things, by a pledge on all the shares of TermoAndes and InterAndes, a mortgage over the TermoAndes power plant and a lien on the transmission line which connects TermoAndes’ Salta plant with the SING. The outstanding balance as of December 31, 2004 totaled ThUS$77,157 (ThCh$43,007,213).

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

(ii)
As part of the refinancing process completed on November 30, 2004, by Chivor as described above, AES Gener, issued an irrevocable stand-by letter of credit in the amount of up to ThUS$9,7 in favor of Law Debenture Trust Company of New York, in its capacity as trustee for the benefit of the bondholders.

(iii)	Additionally, pledge of all of Chivor’s shares was granted by Energy Trade and Finance Corporation as part of the refinancing process.

(iv)
On November 26, 2004, Norgener refinanced a US$29 million supplier credit with the proceeds from a US$29 million bank facility. This refinancing allowed Norgener to reduce its interest expenses and to extend by two years (to 2009) the final maturity of its obligations. The pledge over Plant Unit 2 remains the same.

2) LITIGATION AND DISPUTES

a) Disputes in the CDEC-SIC

A dispute exists between member companies of the CDEC-SIC, related to the firm capacity received by the generation units in the system. The calculation methodology for firm capacity in the CDEC-SIC from the year 2000 forward was not unanimously approved as required by the electric regulations, therefore the issue was resolved by the Ministry of Economy and Energy through Ministerial Resolution N° 119 dated November 2, 2001 (MR-119).

Endesa filed an appeal for reconsideration of MR-119, which was resolved by Ministerial Resolution N° 17 (MR-17), dated April 14, 2004 which determined modification of the calculation methodology for hydroelectric plants with dams. This modification resulted in an increase in the firm capacity of these plants and consequently, a reduction in the firm capacity of the rest of the plants in the system. On April 22, 2004, AES Gener filed an appeal for reconsideration, which was partially accepted by Ministerial Resolution N° 35 (MR-35), dated June 15, 2004 which ordered the CDEC-SIC to apply the calculation methodology established in MR-17, but to redefine the hours with the highest probability of load loss. Endesa filed an appeal for reconsideration of MR-35 which was denied on August 19, 2004. The dispute was not unanimously resolved as required at CDEC-SIC meeting held on July 27, 2004, thus a new dispute was submitted and resolved by the Experts Panel (Panel de Expertos) through Ruling 1 dated September 9, 2004. Ruling 1 fixed peak hours in 8. The Operations Department (Dirección de Operaciones) of the CDEC-SIC proceeded with the resettlements of firm capacity on October 1, 2004, determining that peak capacity transfer payments resettled should be paid to AES Gener, Eléctrica Santiago S.A. and Empresa Eléctrica Guacolda S.A., in the amounts of ThCh$6,744,000 (ThUS$12,099), ThCh$3,667,000 (ThUS$6,579) y ThCh$3,032,000 (ThUS$5,440), respectively, figures updated as of October 1, 2004, through MR 65 dated October 4, 2004. Both the Company and its subsidiary Eléctrica Santiago S. A. only received payments made by Transelec, while Pehuenche and Ibener S.A. did not proceed with payments at all. On its side, the equity method investee Empresa Eléctrica Guacolda S.A. did not receive payments from any of the previously mentioned companies. Later in October 2004, some members of the CDEC-SIC settled discrepancies in the calculations presented by the Operations Department, submitting such matters to the Experts Panel. The Experts Panel issued its decision on December 9, 2004 through Rulings 5 to 13. Consistent with Rulings 5 to 13, the Operations Department of the CDEC-SIC, reported on January 18 and 19, 2005, the results of the balances of the peak capacity transfers corresponding to periods April 2000 to March 2004, pursuant to which AES Gener S.A., Eléctrica Santiago S.A. and Empresa Eléctrica Guacolda S.A. received ThCh$2,757,437 (ThUS$4,947), ThCh$1,313,631 (ThUS$2,357) y ThCh$1,204,114 (ThUS$2,160), respectively.
In turn, Endesa, Pehuenche S.A. and Pangue S.A. filed before the 9th Civil Court of Santiago, a

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

public law appeal for annulment of the MR 35 against the Chilean State. The Chilean State has settled dilatory pleas on this appeal. In addition, a new discrepancy has emerged in the CDEC-SIC, during January, concerning the minimum storage levels used in the calculations of firm capacity for the Laja and Rapel dams.

b) Disputes in the CDEC-SING

The methodology of calculation for the peak capacity in the CDEC-SING for years 2000 and beyond could not be adopted by the unanimity required by the electric regulation, thus the matter was resolved by the Ministry of Economy, Development and Reconstruction through Ministerial Resolution 163 dated December 28, 2001. Upon implementing said methodology, a new divergence arose in the CDEC-SING, which was resolved through Ministerial Resolution 106 dated December 29, 2003. The MR 106 included, among other aspects, a material modification in the methodology of acknowledging peak capacity commitments of a generator, as a result of that, a new divergence arose, related to the application proposed by the Operations Department. With regards to this divergence, on March 17, 2004, the Experts Panel of the CDEC-SING, after reviewing the positions of the different member companies of said CDEC, stated that the application of MR 106 showed anomalous results and contained elements that were inconsistent with DS 327 (electric rules), constituting a regulation change which avoids the retroactive application of it, as of year 2000, recommending to modify MR106, and as a subsidy of the hereinbefore, that said resolution was not applied with retroactive effect.

Subsidiary Norgener filed an appeal before the Ministry of Economy, on April 6, 2004, requesting the derogation of certain aspects of the MR 106, by virtue of article 53 of law 19.880, which states the Principles for Administrative Proceedings Governing the Actions of the State Administration Organisms (Bases de los Procedimientos Administrativos que Rigen los Actos de los Órganos de la Administración del Estado); and likewise, the decree of the provisional stay of the application of MR 106, in the part affected by the appeal of annulment. On April 26, 2004, the Ministry of Economy accepted the appeal and stayed the effects of MR 106. Nevertheless, on June 26, 2004, the Ministry denied the appeal for annulment filed, through MR 39/2004, and left without effect the suspension previously decreed. Following, Norgener S.A. requested Contraloría General de la República to order the annulment of MR 106 and 39, as they are considered not to be consistent with the regulations. This request is still pending.

AES Gener S.A. and Norgener S.A. paid approximately ThCh$2,014,000 (ThUS$3,613) for firm capacity on July 22, 2004, pursuant to the application of MR 106 for the period from January 2000 to May 2004.

Likewise, the CDEC-SING Board has submitted three discrepancies to the Experts Panel, which are intended to modify the application the Operations Department has granted to the MR 106, so that the application is carried out consistent with the rights and interests of AES Gener S.A. and Norgener S.A. Through Ruling 1-2005, issued on January 26, 2005, the Experts Panel ratified, in a first divergence, the application the Operations Department had granted to the MR 106. Through Ruling 2-2005, dated February 24, 2005, the Experts Panel accepted the position of AES Gener in said divergence and decreed that “the calculation of the peak capacity balances for years 2000 to 2003, with respects to the determination of the peak capacity demand of each of the generators, must be held applying the modifications in the methodology stated in MR 106 as of year 2002.” In agreement with company’s calculations, the applications of Ruling 2-2005 would represent a reimbursement of approximately 50% of the amount paid in July 2004, amount which will be determined by the CDEC-SING during March 2005. Previously, on February 3, 2005, the Experts Panel had declared inadmissible another discrepancy related to the same matter, filed by AES Gener S.A. and Norgener S.A. , declaring that the matter set forth could only be submitted to the Experts Panel, once Ruling 2 – 2005 had been issued. (See note 36 c) )

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

c) Legal Proceedings
c.1 Junta de Vigilancia de Río Maipo vs. AES Gener

AES Gener was sued by the Junta de Vigilancia of Río Maipo (security services committee), which filed a lawsuit in the 2nd Civil Court of Santiago (case number 1062-01) for an alleged debt of ThCh $40,422 as of December 31, 2004. This suit is related to the payment of installments that were allegedly owed to such committee for the years 1999 and 2000. AES Gener has opposed the lawsuit, because it does not make use of any of the committee's services or facilities. The plaintiff has garnished approximately ThCh$39,690 (ThUS$71) of AES Gener's cash, which is classified as restricted cash. On January 26, 2004, the court issued an order declaring that it would hear the suit. AES Gener appealed the decision on March 10, 2004, and this appeal is pending in the Appeals Court of Santiago. The committee is also pursuing extrajudicial payment for the years 2001 to 2004 for an amount of ThCh$ 289,557 (ThUS$519). AES Gener has made a provision for this contingency in the amount of ThCh$289,557 (ThUS$519).

c.2 Justo Gallardo vs. AES Gener

AES Gener has been sued for monetary compensation by a resident living close to the Renca facility, who claims to have suffered certain damages due to the operation of the power plant. The resident has requested the payment of ThCh$120,000 (ThUS$215) in a lawsuit filed in the 28th Civil Court of Santiago (case number 4070-99). The lawsuit was rejected in the lower court and it is currently in the appeals court pending final judgment.

AES Gener estimates that the appeal will be rejected since the lawsuit is not sustainable. There is no connection between the alleged facts and the damages caused; there is no responsibility by AES Gener as to the facts or the damages, and the alleged rights have become unenforceable under the statute of limitations.

AES Gener has not accrued a provision for this contingency.

c.3 Bankers Trust International Corporation (Delaware) Inc. vs. AES Gener and Ralph Wilkerson.

On May 24, 2002, AES Gener was served with a lawsuit filed by BTI Corporation (Delaware), as the assignee of the trustee in the bankruptcy of Cordex Petroleums Inc., a company incorporated under the laws of Alberta, Canada. The total amount sought against AES Gener in the lawsuit is ThCh$4,838,789 (ThUS$8,681) plus interest and legal fees. The lawsuit is based on breach of contract, inducing breach of contract, inducing breach of fiduciary duty and fraud against AES Gener related to its alleged collusion with the other defendant, Mr. Ralph Wilkerson to breach his contractual and fiduciary duties owed to Cordex Petroleums, Inc. The lawsuit, case No. 0101-05135, was filed in the Court of Queen’s Bench of Alberta, Judicial District of Calgary, Canada. On July 19, 2002, AES Gener submitted a motion for dismissal claiming, among other things, the lack of jurisdiction of the Canadian Courts and the improper obtaining of a court order allowing the Plaintiff to serve the Statement of Claim on AES Gener in Chile. A hearing was originally set for February 6, 2003, but it was suspended due to the late filing of an affidavit by the Plaintiff in response to the motion.

In March 2003, the judge decided to admit late-filed affidavit, only if it was used for the permitted

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

purpose of remedying any technical deficiencies in the information previously submitted to the Court to obtain the order allowing the Plaintiff to serve the Statement of Claim on AES Gener in Chile. On April 14, 2003, the Plaintiff filed an appeal of this decision before the Alberta Court of Appeal and on March 14, 2004, the Court of Appeal ruled that the judge’s ruling regarding admissibility of the Plaintiff’s late-filed affidavit was premature and that issue should be determined by the judge who hears AES Gener's motion to dismiss. The parties are negotiating an extra judicial agreement, which is expected to be completed within the second quarter. The Company has recorded an allowance for ThCh$1,282,020 (ThUS$2,300). On June 6, 2005 the parties reached a mutual release and settlement agreement where the Plaintiff filed a discontinuance of action before the Alberta Courts. (See Note 26 1) c.3)

c.4 Hidroeléctrica Guardia Vieja - Hidroeléctrica Aconcagua vs. AES Gener

In December 1999, AES Gener filed an arbitration proceeding against Hidroeléctrica Guardia Vieja S.A. and Hidroeléctrica Aconcagua S.A. (HGV-HASA) claiming default in the performance of contractual obligations related to an energy and capacity sales contract. The arbitrator accepted AES Gener's claims and the defendants were ordered to fulfill the terms of the contract. On December 14, 2001, the arbitrator issued a decision, which consistent with AES Gener's claim ordered modification of the "Sales Agreement for Electric Power and Capacity and Other" between AES Gener and HGV-HASA, dated November 2, 1993. Such decision, required re-issuance of the invoices exchanged between the parties from April 1998 until the final compliance date established by the decision. AES Gener's demands under the lawsuit were for ThCh$5,444,617 (ThUS$9,768). On December 31, 2004, the corresponding amount, including interest and contract modifications, was ThCh$9,064,637 (ThUS$16,262). HGV-HASA filed a nullity appeal before the Santiago Appeals Court and this appeal is still pending.

Based on the arbitrator's acceptance of the lawsuit filed by AES Gener, in 2001, the Company recorded as income a portion of the gain contingency equal to ThCh$2,940,374 (ThUS$5,275). On December 31, 2004, under Chilean GAAP the company has re-evaluated the recoverability of this receivable and has recorded a provision against the contingency recorded in 2001.

c.5 Superintendence of Electricity and Fuels ("CSEC") vs. AES Gener

In an Ordinary Notice dated December 6, 2002, the CSEC formulated charges against AES Gener and its related companies for alleged failures in electric coordination as members of the CDEC-SIC, related to the blackout, which occurred on September 23, 2002 in the SIC. On January 24, 2003, AES Gener refuted the validity of the claim in a filing made with the CSEC.

On August 20, 2003, the CSEC fined all CDEC-SIC members as a result of the blackout, alleging responsibility based solely on their status as CDEC members. AES Gener was fined 1,500 UTA or Annual Tax Units (equivalent to approximately ThCh$545,544 (ThUS$979), subsidiary Eléctrica Santiago was fined 1,000 UTA (equivalent to approximately ThCh$363,696 (ThUS$652) and Empresa Eléctrica Guacolda S.A. was also fined 1,000 UTA (equivalent to approximately ThCh$363,696 (ThUS$652).

AES Gener and its related companies filed motions of appeal before the CSEC on August 29, 2003, which were rejected on June 21, 2004. On June 26, 2004, we and Eléctrica Santiago, and on July 2, 2004, Guacolda filed an appeal before the Santiago Court of Appeals, depositing in favor of the court 25% of the fine applied by the CSEC, as required. AES Gener and Eléctrica Santiago together accrued a provision for this contingency in the amount of ThCh$227,310 (ThUS$408) and Guacolda accrued a provision in the amount of

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

ThCh$90,924 (ThUS$163).

c.6 CSEC vs. AES Gener

On February 21, 2003, the CSEC formulated charges against AES Gener and the other CDEC-SIC members, related to the blackout, which occurred on January 13, 2003. The Company promptly responded by rejecting the charges. On April 27, 2004, the CSEC fined all of the CDEC-SIC members as a result of the aforementioned blackout alleging their responsibility as a consequence of their CDEC-SIC membership. AES Gener, Eléctrica Santiago and Guacolda were each fined 560 UTA, equivalent to approximately ThCh$203,670 (ThUS$365) each. On May 7, 2004, AES Gener, Eléctrica Santiago and Guacolda all appealed the fines before the CSEC, the resolution is pending.

Management believes that the charges formulated by the CSEC are unlawful, and as a result, the Company has not accrued a provision for the contingency.

c.7 CSEC vs. AES Gener

As of April 12, 2004, AES Gener was notified of the resolution issued by the CSEC which formulated charges against AES Gener and all the other member companies of the CDEC-SIC related to the blackout which occurred in the SIC on November 7, 2003, alleging responsibility based solely on their respective status as CDEC members. The Company denied the charges on a filing made before the CSEC on May 3, 2004.

Management believes that the charges formulated by the CSEC are unlawful, and as a result, the Company has not accrued a provision for the contingency.

c.8 CSEC vs. AES Gener, Eléctrica Santiago S.A. and Energía Verde S.A.

On September 24, 2004, the CSEC formulated charges against AES Gener and its subsidiaries Eléctrica Santiago and Energía Verde, for allegedly providing the CSEC with erroneous information regarding unregulated contract prices that are utilized in determining the regulated node prices during each semi-annual period. On October 13, 2004, AES Gener, Eléctrica Santiago and Energía Verde submitted their responses in which they rejected the justification for the charges. In our opinion, the charges formulated by the CSEC are incorrect and without merit.

c.9 Coastal Itabo Ltd. and AES Gener

On March 11, 2004 AES Gener requested arbitration by the International Commerce Chamber ("ICC") in Paris pursuant to Article No. 4 and Article No. 18.1 of the shareholder's agreement executed between AES Gener, Coastal Itabo Ltd. ("Coastal") and NCI on August 13, 1999. The arbitrator is petitioned to resolve the disputes between the parties to the shareholder’s agreement as described below.

The request for arbitration is based on the fact that notice has been provided to AES Gener claiming that it breached the aforementioned shareholder's agreement, based on Resolution SIE-60-2003 of the Superintendency of Electricity and Fuels of the Dominican Republic (SEF) dated September 5, 2003, which ordered The AES Corporation to dispose of its indirect participation in Itabo. The basis for this resolution is that the SEF believes that The AES Corporation, through its subsidiaries, controls and as a result, has

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

ownership participation in the Dominican Republic electric industry in excess of the 15% allowed by the country's electricity law. As a result, AES Gener filed a constitutional rights proceeding before the Dominican Republic courts. On February 20, 2004, a Dominican Republic court issued a ruling declaring, among other matters, that the SEF's charges have no legal effect and ordered it to suspend the effects of the foregoing Resolution SIE-60-2003. On March 1, 2004, the SEF appealed such ruling. On April 15, 2004, Coastal filed a counter suit at the ICC alleging that AES Gener has not complied with the shareholder's agreement related to the procedure established for resolving disputes between the parties. AES Gener presented its response to the counter suit on June 15, 2004. Management believes that Coastal has no legitimate basis for its contract claims and no legal basis for its electricity law claims as the resolution and a subsequently issued "Formulation of Charges" of the Superintendence of Electricity were rejected by a Dominican court. If Coastal is successful in its claims, the Company would be required to sell to Coastal our interest in Itabo at 75% of its current independently determined value. AES Gener requested arbitration by the ICC in response to Coastal’s claim that AES Gener breached the shareholders agreement between the two parties. To date, the arbitration panel has been selected.

The outcome of this arbitration is uncertain and the company has not accrued a provision for the contingency.

c.10 Corporación Dominicana de Empresas Eléctricas Estatales (CDEEE) vs. Itabo S.A. and its President

On July 21, 2004, the Corporación Dominicana de Empresas Eléctricas Estatales, the Dominican Corporation of State-Owned Electric Companies or CDEEE, which is the government entity that currently owns 50% of Itabo, filed two suits with a Dominican Republic court in the city of Santo Domingo against Itabo and its President. In the first suit, CDEEE requests a rendering of accounts of Itabo by each of Itabo and its President, specifically with regard to all transactions between Itabo and its related parties. In the second suit, CDEEE requests that the court order Itabo to deliver its accounting books and records for the period from September 1999 to July 1, 2004 to CDEEE, and that an independent expert audit such accounting records and present a report to CDEEE and the court. In this second suit, CDEEE also requests that Itabo pay a fine of approximately ThCh$2,230 (ThUS$4). CDEEE additionally requests that if Itabo refuses to provide a rendering of accounts as requested, the court order the garnishment of the personal and real estate properties of Itabo and its President.

The contracts under which the CDEEE bases its standing for these suits contain arbitration clauses that require all claims to be presented to the ICC in New York and are governed by New York law.

On August 18, 2004, Itabo filed a motion before the Board of Reconciliation and Arbitration of the Chamber of Commerce and Production of Santo Domingo or the Consejo de Conciliación y Arbitraje de la Cámara de Comercio y Producción de Santo Domingo requesting the following determinations: (i) inapplicability of the ordinary justice system to hear the claims by CDEEE and (ii) inapplicability of CDEEE’s request for a rendering of accountability by Itabo, among others. On August 18, 2004, the first hearing with respect to CDEEE’s claim for a rendering of accountability and damages was held. At the hearing, CDEEE moved for an extension of time in order to conduct document discovery. The motion was agreed to by the defendants.

In accordance with the statutory and contractual provisions between CDEEE and Itabo, as related parties in Itabo’s capitalization process, the parties are required to conduct an arbitration proceeding for the settlement of any controversy, claim or dispute, including a petition requesting a rendering of accountability or the imposition of damages. The designated place of arbitration is New York City.

With regard to the motion filed by Itabo before the Board of Reconciliation and Arbitration of the

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

Chamber of Commerce and Production of Santo Domingo on August 18, 2004, the arbitration panel is currently in the process of being constituted.

In relation to the CDEEE’s request for a rendering of accountability for the accounts of Itabo, on September 29, 2004 the court rejected CDEEE’s request.

With regard to the second lawsuit in which CDEEE requests that the court order Itabo to deliver accounting books and records and that an independent expert audit such accounting records, a hearing was held on February 9, 2005. On said hearing the judge ordered an extension for document discovery in accordance with the parties’ petition and set a new hearing for March 30, 2005.

On February 9, 2005, Itabo settled an arbitration proceeding before the International Chamber of Commerce (“ICC”) against CDEEE and the Wealth Fund of Reformed Companies/ Wealth Fund for Development (Fondo Patrimonial de las Empresas Reformadas/ Fondo Patrimonial para el Desarrollo ) (“FONPER”). The main objectives of the proceeding are declaring (i) basic contracts (the “Basic Contracts”) in effect and fully valid, ii) CDEEE and FONPER have breached the contractual dispositions contained in the basic contracts, related to the resolution of controversies and to the non-intervention in the management and administration of Itabo; (iii) proceedings to refrain from starting and/ or continuing any judicial or extrajudicial action against Itabo, with the exception of the controversy solution mechanism foreseen in the basic contracts; and (iv) those persons who are certified as Itabo’s shareholders, shall comply with the dispositions contained in Itabo’s By-Laws and with contractual dispositions contained in the basic contracts to decide any matter related to the management and administration of Itabo. FONPER submitted an answer and asserted a counterclaim on April 21, 2005. CDEEE submitted an answer on April 23, 2005. Itabo answered FONPER´s counterclaim on May 12, 2005. The arbitration panel is in the process of being constituted and therefore the outcome of this issue is uncertain.

c.11 Arbitration AES Gener and Eléctrica Santiago S.A. vs. Argentine natural gas producers, members of the Sierra Chata Consortium

AES Gener S.A. and Eléctrica Santiago S.A. filed an arbitration proceeding on July 13, 2004, before the International Chamber of Commerce (ICC) against the Argentinean natural gas producers, members of the Sierra Chata Consortium, made up by Petrolera Santa Fe S.R.L., Mobil Exploration & Development Argentina Inc., Atalaya Energy S.R.L., Canadian Hunter Argentina S.R.L. and Total Austral S.A. This action was filed before the ICC pursuant to the terms of the gas supply agreement. The main objective of the action was to request the arbitration court to order gas producers to comply with their obligations of delivering the total supply contracted and /or compensate for the losses incurred by the plaintiff. As of the date of the filing, the Company estimates that contractual damages amount to US$7.3 million. The Company and Eléctrica Santiago S.A. request the compensation for direct damages as consequence of the breach of contract, and also a compensation for future damages, in the form foreseen in the Argentinean legislation. The defendants responded to the arbitration proceeding on October 8, 2004, arguing that the Argentinean government decreed the natural gas restrictions, and as such, they are considered, pursuant to the agreement, “Force Majeure” events. Each of the parties has designated an arbitrator, and a third one is to be chosen by the two designated arbitrators. As soon as the third arbitrator is chosen, the case will be submitted to the arbitration court to decide the terms of reference.

The outcome of this arbitration is uncertain, and the Company considers that the proceeding filed is inadmissible, and as a consequence, has not accrued a provision for the contingency.

c.12 Insurance Companies vs. AES Gener and Eléctrica Santiago S.A.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

1.
On November 29, 2004, AES Gener and Eléctrica Santiago (ESSA) were notified of a complaint against them filed by three insurance companies: Liberty Compañía de Seguros, Compañía de Seguros Generales Cruz del Sur S.A. and Compañía de Seguros Generales Penta Security S.A. The Insurance Companies had paid Codelco-Andina (copper mine property of a large state owned Chilean company) for damages caused by production losses due to the failure of their own 110 Kv line in June 2000. In order to help Codelco Andina, ESSA delivered the electricity in an alternative point of supply, Las Vegas 110 kV substation, through transmission lines owned by AES Gener. Due to capacity restrictions in the AES Gener's transmission lines, ESSA offered and Codelco Andina accepted this supply subject to restrictions. In December 2000, the restrictions on the AES Gener's system increased and the electricity supply to Codelco Andina was reduced. After an arbitration (before a Chilean arbitrator) between the insurance companies and Codelco Andina the insurance companies were condemned to pay US$ 6,086,144 in favor of Codelco. Now the insurance companies are trying to recover this money (plus costs, fees and interests) from AES Gener and ESSA. They are claiming, by virtue of subrogation of the insured rights, the compensation for damages for presumed contractual liabilities of ESSA and AES Gener, for the amount of US$ 6,616,658 (amount paid to the insured, which includes fees and expenses of the arbitration trial held between the parties). The claim for compensation of damages, is based “on the lack of written notice” by ESSA and AES GENER about the repairs that were made to the 110 kv lines (Las Vegas), pursuant to the supply contract. They affirm that if written notices had been given, indicating that said line would be out of service during all the time AES GENER works took place, Codelco-Andina would have adopted preventive measures to avoid damages suffered, particularly production losses. Additionally, in the event that the complaint for compensation of damages due to contractual liabilities of AES GENER was rejected or the Court is to consider that all or part of the responsibility of ESSA exceeds the contract boundaries, a compensation of damages for extra-contractual liabilities for the same amount therein above mentioned is claimed. On December 21, ESSA and AES GENER separately filed an incidental proceeding to stay the main litigation, and as subsidy dilatory pleas, among them the incompetence of the court. Said incidental proceeding is in process of resolution by a judge knowledgeable in the subject matter.

3) FINANCIAL COVENANTS

a)
Certain of our credit agreements contain provisions that impose restrictions on the transfer of funds in the form of cash dividends, loans or advances. The indenture governing our 7.50% senior notes due in March 2014 and the credit agreement we executed on April 16, 2004 as part of the restructuring of TermoAndes' and InterAndes' indebtedness, both contain provisions that restrict payments of dividends which exceed the sum of, without duplication, 100% of consolidated net income accrued during each accounting period to the end of the most recent fiscal quarter plus US$10 million. However, these agreements do not prohibit minimum legally required dividend payments in accordance with applicable law, which in Chile are equal to 30% of net income for each fiscal year.

AES Gener, as issuer of the ThCh$222,960,000 (ThUS$400,000) 7.5% Senior Notes due in March 2014, must comply with certain limitations on indebtedness. As such, AES Gener and its subsidiaries, with the exception of Chivor, may not issue debt unless the following financial restrictions, calculated based on the Company’s consolidated financial statements, have been met:

i) Interest expense coverage ratio no less than 2.4 times (measured over twelve months); and

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

ii) Total debt no greater than 4.5 times EBITDA (measured over twelve months).

As of December 31, 2004, AES Gener was in compliance with the covenants set forth in the 7.5% Senior Notes agreement.

b)
As part of the new syndicated loan in the amount of ThCh$52,061,160 (ThUS$93,400) executed on April 16, 2004 by AES Gener and a bank syndicate led by Deutsche Bank (AG), New York Branch in connection with the restructuring of TermoAndes and InterAndes' debt, which matures in December 2010, AES Gener must comply with the same financial restrictions specified in the 7.5% Senior Notes as described above.

As of December 31, 2004, AES Gener was in compliance with the covenants set forth in this credit agreement.

4) OTHER CONTINGENCIES

a) Contingencies and Covenants related to TermoAndes and InterAndes in Argentina:

a.1 Assets with Restricted Availability

On February 27, 2004, AES Gener entered into a credit agreement with a syndicate of banks led by Deutsche Bank AG, New York Branch, in which Gener Argentina, TermoAndes and InterAndes acted as guarantors.

On April 16, 2004, the bank syndicate granted AES Gener a loan equal to ThCh$52,061,160 (ThUS$93,400), which was used by the Company to make a tender offer to purchase all of TermoAndes and InterAndes’ outstanding notes. The tender offer was successfully completed and immediately after such purchase, AES Gener made a capital contribution in kind to Gener Argentina of all the notes. Gener Argentina, in turn, made a capital contribution of the notes to TermoAndes and InterAndes, thereby canceling the entire amount of the outstanding notes.

As collateral for AES Gener’s obligations under the credit agreement, Gener Argentina, TermoAndes and InterAndes granted the following guarantees in favor of Banco Francés S.A., which acts as the collateral agent for the lenders:

  Gener Argentina granted a first-priority pledge over its shares of TermoAndes and InterAndes,
  TermoAndes granted a mortgage over the Salta Plant and assigned certain contracts in guarantee;
  InterAndes assigned certain contracts in guarantee,
  AES Gener granted a mortgage over the transmission line which connects the Andes substation, located in the province of Antofagasta, to Paso Sico, located on the border between Chile and Argentina.

a.2 Natural Gas Purchase Agreement

     On August 4, 1997, TermoAndes entered into a gas supply agreement with the consortium composed of Mobil Argentina S.A. (formerly Ampolex Argentina S.A.), Compañía General de Combustibles S.A., Ledesma S.A., Tecpetrol S.A. and YPF S.A. (the Consortium) for a twelve-year term which initiated on

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

January 31, 1999. Although there is only one gas supply contract, the obligations are divided: 50% to be supplied by YPF, and the remaining 50% to be supplied by Tecpetrol, Ledesma, CGC and Mobil (hereinafter, jointly denominated Tecpetrol).

With respect to the YPF portion of the gas supply, on September 13, 2004 TermoAndes and YPF reached an agreement which resolved all outstanding disputes.

With regard to the Tecpetrol portion of the gas supply, the principal disputes are related to: (i) TermoAndes’ take-or-pay (“TOP”) obligations under the gas supply contract for 80% of 95% of the contracted capacity, (ii) the applicable payment currency, and, (iii) gas supply restrictions, as detailed below:

(i) Take–or-Pay Obligations:

TermoAndes’ TOP obligations under the gas supply contract is for 80% of 95% of the contracted capacity. The base contractual capacity is on average 2,375 Dm3/day and the annual contractual capacity may be reduced by 10% at the request of TermoAndes. This option was exercised by TermoAndes, which reduced the take-or-pay obligation to 1,625 Dm3/day. The annual TOP obligation should be calculated at the end of each year. Both the TOP obligation and the contractual capacity are higher than the requirements for the actual dispatch of the power plant which, due to reliability restrictions in the Chilean northern interconnected system, generates at approximately 38% of its capacity. Currently, TermoAndes’ requirements are approximately 1,150 Dm3/day. As such, the remaining 475 Dm3/day must be paid even if it is not consumed, in accordance with the terms of the contract. If this gas is paid for, it may be consumed up to two years beyond the contract termination date.

The supply contract includes a “most favored nation” clause (“MFN clause”), by means of which the suppliers are obligated to provide TermoAndes with the same conditions contained in any other gas supply contract they have in place with generators located in northern Chile. This clause may only be applied while TermoAndes exports all of its generation to Chile. TermoAndes’ has information which suggests the existence of contracts between its gas suppliers and other generation companies which have less stringent take-or-pay obligations. The suppliers’ refusal to provide theses contracts for review also supports such belief.

On April 19, 1999, an agreement was reached with all gas suppliers to eliminate the take-or-pay obligation for the year 1999.

Tecpetrol has never invoiced any amount associated with take-or-pay, and thus, TermoAndes has never paid for gas not consumed.

As of August 31, 2004, TermoAndes registered in its financial statements the take-or-pay debt incurred with Tecpetrol during years 2000 through 2003 as a current liability under “accounts payable” for an amount of US$ 8,033,754. It also registered a non-current asset in the same amount under “long term debtors” for the make-up gas that it may consume at any time during the term of the agreement plus two additional years.

According to management’s assessment of this issue, the take-or-pay credit could be recoverable in the term established by the gas supply agreement if the plant’s generation level increases prior to year 2008.

At present, TermoAndes and Tecpetrol are discussing several issues in an arbitration proceeding

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

before the Arbitral Tribunal of the International Chamber of Commerce. The take-or-pay has been included in the arbitration proceeding through a counterclaim presented by TermoAndes which requests the Suppliers be required to comply with the MFN clause.

During 2004, no additional take-or-pay (nor make-up) has been accrued, as Tecpetrol has been unable to supply the gas required by TermoAndes for generation during the period.

(ii) Currency Payment Discussions:

Although the price established in the gas supply agreement was originally in U.S. Dollars, after the enactment of the Emergency Law and based on its provisions, TermoAndes pays the price in pesos at the ratio of 1 U.S. Dollar = 1 Argentine Peso, without having established any reserve/provision in excess of the amounts actually paid. Tecpetrol claims that TermoAndes must pay in U.S. dollars and submitted a claim before the Secretary of Energy based on an extensive interpretation of Decrees 689/02 and 1491/02, which provides for the dollarization of gas and energy export contracts, respectively. TermoAndes has rejected the claim by making the corresponding filings. At the same time, TermoAndes has been negotiating with Tecpetrol within the framework of the provisions set forth in the government's Public Emergency and Exchange Regime Reform Law (the "Emergency Act"), however, such negotiations have not been successful to date.

Even though the Emergency Act provided that the specified contracts were to be adjusted by the Stabilization Reference Ratio (Coeficiente de Estabilización de Referencia or "CER"), Tecpetrol has not billed or claimed the applicability of such concept. Regardless of the aforementioned, TermoAndes has made a provision for the CER from January 1, 2004. As of December 31, 2004, a provision of ThUS$351 was recorded.

On January 30, 2004, TermoAndes was notified that Tecpetrol S.A., Mobil Argentina S.A. and Compañía General de Combustibles, filed a lawsuit at the International Commerce Chamber asking for the re-dollarization of gas prices. Tecpetrol’s claim as per their arbitral complaint of March 2004, amounts to ThUS$12,140. TermoAndes replied on June 10, 2004 with a counter-lawsuit related to: (i) the default of the suppliers regarding the most favored nation clause, (ii) the unilateral modification of the point of gas injection by the suppliers, (iii) the obligation to supply the contracted quantities, and (iv) the ability of TermoAndes to resell the gas not consumed. On May 12, 2004, the plaintiffs responded to TermoAndes’ counterclaim. On November 26, 2004, the case was presented to the arbitration panel for determination of the terms of reference. As of March 31, 2005 the evidence offered by the parties is under analysis.

In June 2004, TermoAndes notified its gas suppliers that as of May 11, 2004, it would increase gas payments to reflect the new gas price for the northeastern Argentine market, in accordance with the guidelines of the Argentine Natural Gas Regulatory Agency or ENARGAS and the Secretary of Energy, consistent with Resolution 208/04 of the Ministry of Federal Planning, Public Investment and Services. This resulted in an increase of 40.01% in the price of natural gas above the price effective in May 2004, and an additional 18.33% increase as of October 1, 2004.

(iii) Gas Supply Restrictions:

As a result of a series of factors, including lack of investment by natural gas producers in recent

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

years and a rapid increase in the demand for natural gas, in early 2004, the executive branch of government in Argentina authorized the Argentine Secretary of Energy to implement measures to ensure supply to certain natural gas users through issuance of Decree Number 180/04 on February 13, 2004 (“Decree 180”).

Since then, Argentine authorities have passed a series of resolutions which, in order to ensure natural gas supply to the domestic market, have imposed restrictions on natural gas exports, natural gas supplies used for electric generation exports and natural gas transportation services utilized for export.

On June 17, 2004, the Argentine Secretary of Energy issued Resolution 659/04 which approved the “Complementary Supply Program for the Domestic Natural Gas Market”. This resolution instructs gas suppliers to inject additional gas volumes to the domestic market and if the injection of additional gas volumes affects the amount of gas to be exported, the suppliers have the alternative of replacing such export gas with equivalent energy sources. Additionally, Resolution 659/04 established additional restrictions for gas exports from the Northern basin, which the Secretary of Energy also applied to TermoAndes’ gas consumption.

This situation resulted in a decrease in the gas supplied to TermoAndes, which led to occasional reductions in generation. These restrictions were partially compensated by short term gas supply contracts and spot gas purchases.

To mitigate the effects of the gas supply restrictions, in March 2004, TermoAndes commissioned the liquid fuel burning system of the facility, which permits operations to continue even in the event of gas interruptions, thereby preventing the loss of firm capacity payments.

TermoAndes has taken all the appropriate legal measures available, in order to challenge the restrictions in its gas supply given that it believes that it has been subject to discriminatory and unreasonable treatment that has damaged its constitutional rights of fairness, rationality and property.

a.3 Natural Gas Firm Transportation Contract

TermoAndes and Transportadora de Gas de Norte (“TGN”) entered into a firm natural gas transportation agreement for a period of seventeen years, which initiated on January 15, 1999. The contract price for transportation service is composed of a regulated rate and an additional contribution. The rate to be applied to the firm natural gas transportation service corresponds to the applicable local market rate and is subject to modifications in accordance with the rate regulations approved by ENARGAS. All disputes between TermoAndes and TGN with respect to the application of the contract were resolved in January 2005, and the respective agreements became effective as of January 1, 2005. Among other things, the parties agreed to extend the term of the transportation agreement for three years, making it effective until January 14, 2019. Additionally, the parties dismissed and expressly waived all claims presented prior to January 2005.

b) Contingencies associated with Chivor in Colombia

b.1 Issuance of Notes and Colombian Credit Agreement

On November 30, 2004, Chivor, completed a US$253 million refinancing. As part of the refinancing, Chivor completed the sale of US$170 million of 9.75% Senior Secured Notes due in 2014. Chivor also closed on a local peso-denominated Colombian bank facility for approximately US$83 million with a 7-year maturity. Chivor used the net proceeds of the Chivor notes, together with the net proceeds of the bank facility and Chivor's available cash, to repay in full Chivor's existing outstanding syndicated loan facility of approximately US$260 million.

Both the note issuance and the local syndicated facility are guaranteed by: (a) an onshore trust agreement

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

whereby Chivor’s revenues arising from generation and commercialization of electric power are managed and held in trust to guarantee payment, and (b) a pledge over all of Chivor’s shares owned by Energy Trade and Finance Corporation and the Chief Executive Officer of Chivor.

Senior Secured Notes:

In addition to the guarantees provided above, Chivor agreed to open an Interest Reserve Account which was funded at closing. Such reserve must be equal, at all times, to the next scheduled interest payment. The account may be funded either with cash or with one or more letters of credit. At closing, AES Gener provided a stand-by letter of credit which was issued by Citibank for such purpose.

Among the principal financial covenants, in order for the company to incur in additional indebtedness exceeding certain fixed limits, and in order to make restricted payments, which include dividend payments, the Interest Coverage Ratio of the company needs to be no less than 2.25:1, and the Total Debt to EBITDA Ratio must be no greater than 3.80:1.

The notes are not subject to early redemption. Notwithstanding, if the company deposits with the trustee an amount equal to the full principal amount plus all interest to be accrued during the term of the notes, and upon fulfillment of additional requirements, certain covenants would be deemed to be complied with.

Colombian Credit Agreement:

The Colombian Credit Agreement establishes the following principal operating and financial commitments:

  Maintenance of a ratio of financial debt to free cash flow of 5.25:1 or less in 2005;
  Maintenance of a ratio of financial debt to free cash flow of 4.25:1 in 2006 forward;
  Maintenance of an EBITDA (as set forth in the Colombian Credit Agreement) to debt service coverage ratio of 1.20 or higher; and
  Maintenance of a debt service coverage ratio of free cash flow plus cash available at the end of the relevant period minus authorized but unpaid dividends to debt service of 1.10 or higher.

As of December 31, 2004 Chivor was in compliance with the covenants set for above.

b.2 Legal Proceedings

1) As of October 15, 2002, a lawsuit was filed against Chivor and Emgesa S.A.E.S.P. (“Emgesa”) for the flooding of rice crops in the Meta River. The landowners have argued that Chivor and Emgesa caused damages to their land through spillouts conducted by both companies. The total amount of the lawsuit is ThCol$3,500,000 (ThCh$816,362 or ThUS$1,465). A final decision could take approximately eight years to be issued. A court decision is expected to be issued in approximately four years. As of December 31, 2004, a provision for ThCol$350,000 (ThCh$81,636 or ThUS$146) was recorded.

2) Mr. José Bermejo along with 46 other plaintiffs filed a joint action against Chivor and Emgesa for alleged damages caused to land and crops between May 2002 and May 2004. The amount claimed as of December 31, 2004 amounts to ThCol$2,100,000 (ThCh$ 489,817 or ThUS$879). In accordance with Colombian law, more plaintiffs may join this lawsuit, and as a result, the amount claimed, may increase. A final decision in this dispute is expected to be issued in 2008. As of December 31, 2004, a provision equal to ThCol$ 210,000 (ThCh$ 48,982 or ThUS$88) was recorded.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

b.3 Industry and Commerce Tax

On March 25, 2004, the municipality of Almeida denied Chivor’s arguments in a request for reconsideration of the ThCol$16,690,000 (ThCh$3,892,882 or ThUS$6,984) fine imposed on Chivor for allegedly failing to comply with its obligation to file industry and commerce tax (“ICA”) returns for the years 1998-2002. Chivor has duly and timely filed and paid all corresponding amounts. As a result, the company believes the probability of an adverse decision is unlikely based on its management and legal counsel opinions.

On April 1, 2004 legal proceedings against the above-mentioned sanctions were filed, however, a final decision will not be issued until 2009 or 2010.

As of December 31, 2004, the Company has not made a provision for this contingency.

c) Contingencies and Covenants related to Eléctrica Santiago

c.1 Gas Supply

Resolution 265/2004 of the Argentine Ministry of Energy and Decree 27/2004 of Secretary of Fuels, which was later replaced by Resolution 659/2004 of Ministry of Energy. Among other things, these rulings ordered natural gas producers to inject additional volumes the domestic market. The gas suppliers for the Nueva Renca Plant argued that such orders constitute force majeure under the contract, and as a result reduced the gas supply by 30% to 70% during certain days during the first half of 2004. Eléctrica Santiago denied the force majeure argument, alleging that such causes were not exempt from the Suppliers’ actions, nor were they unexpected or unavoidable, given that the producers had the means to inject the additional gas requested in the domestic market and at the same time comply with the supply agreement.

AES Gener, jointly with Eléctrica Santiago, filed an arbitration proceeding on July 13, 2004, before the International Chamber of Commerce against members of the Sierra Chata Consortium, pursuant to that indicated in Note 26. 2) c.11.

c.2 Deferred Customs Duties

Eléctrica Santiago has recorded in an off-balance sheet account deferred customs duties equal to approximately 11% of the capital and interest that originated from importing capital goods for the construction of the Nueva Renca plant. In accordance with Chilean law, custom duty credits are applicable if the goods being produced are exported. As of December 31, 2003 and 2004, current obligations for deferred customs duties net of the abovementioned benefit amounted to ThCh$1,186,085 (ThUS$1,901) and ThCh$2,168 (ThUS$4).

c.3 CSEC and Eléctrica Santiago

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

1)
On January 12, 2000, the CSEC formulated charges against Eléctrica Santiago, alleging that it had not made the applicable discounts that resulted from energy deficits during the periods in which Rationing Decree No. 287 was effective. On January 28, 2000, Eléctrica Santiago responded to the charges formulated by the CSEC, but no reply has been received to date. In the event that Eléctrica Santiago's response is rejected, a fine may be applied which may then be appealed.

In the Company's opinion, the charges presented by the CSEC against Eléctrica Santiago are unlawful; however, the Company cannot predict the outcome of the proceedings. No provision has been provided for this contingency as of December 31, 2004.

2)
Under Resolution No. 737 dated April 26, 2000, the CSEC fined Eléctrica Santiago 200 UTA (ThCh$72,739 or ThUS$130) for alleged non-compliance with its duty to preserve safety and continuity of service as a result of the system blackout that affected the SIC on July 14, 1999. On May 5, 2000, Eléctrica Santiago filed a motion for reconsideration, arguing that such fine was illegal. The CSEC has not issued a resolution regarding the motion for reconsideration to date. As a result, payment of the fine has been temporarily suspended.

In the Company's opinion, the charges presented by the CSEC against Eléctrica Santiago are unlawful; however, the Company cannot predict the outcome of the proceedings. No provision has been provided for this contingency as of December 31, 2004.

c.4 Guarantees Granted

Eléctrica Santiago has gas transportation agreements in place with Transportadora de Gas del Norte S.A., GasAndes Argentina and GasAndes Chile, which contemplate two guarantees:

a)
a basic guarantee to ensure compliance with its obligations, which is satisfied as long as an Investment Grade Rating, as defined in the contract, is maintained by Eléctrica Santiago, or otherwise by the issuance of a bank guarantee for an amount equal to one year of firm natural gas transportation service. As long as Eléctrica Santiago has an “A” investment grade rating granted by two local risk rating agencies registered with the Chilean SVS, such requirement would be satisfied. If Eléctrica Santiago loses its Investment Grade Rating, the abovementioned bank guarantee must be issued.

b)
if transportation services are required to supply a new plant, an additional guarantee will be required, consisting of a bank guarantee equivalent to 10% of the present value of the transportation contract. This requirement will be dismissed if the Company maintains an “A” investment grade rating as discussed above.

During June 2004, one risk rating agency reduced Eléctrica Santiago’s solvency and bond rating from “A” to “BBB+”, arguing that the company has a higher level of risk exposure due to the Argentine government’s restrictions on natural gas supplies to Chile, as discussed above.

On November 24, 2004, Eléctrica Santiago provided GasAndes Chile with a non-endorsable letter of credit, in an aggregate amount of ThCh$1,798,438 (ThUS$3,226) to guarantee the performance of Eléctrica Santiago’s obligations related to the existing natural gas transportation contract between the companies.

c.5 Financial Covenants

On a quarterly basis, Eléctrica Santiago must meet the following financial covenants established in its bond indenture, which is registered in the Chilean Securities Registry under No. 214, calculated based on

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

its stand-alone financial statements:
  unpledged assets must equal at least 125% of unsecured liabilities;
  the ratio of debt to equity may not exceed 1.75 to 1.00;
  a minimum equity level of UF 2 million (approximately ThCh$34,634,100 (ThUS$62,135)) must be maintained; and
  "Essential Assets" which represent more than 40% of total assets may not be sold, without the previous authorization of the bondholders.

As of December 31, 2004, Eléctrica Santiago was in compliance with the covenants set forth above.

c.6 Argentine Gas Export Duty

The Sierra Chata Consortium of natural gas suppliers have provided notice of their intention to transfer to Eléctrica Santiago the 20% export duty recently approved the Argentine authorities in Decree 645/04. Eléctrica Santiago has rejected this measure, arguing that the duty is not applicable under the terms of its existing natural gas supply contract. Eléctrica Santiago will take all possible actions in order to ensure that the pass through of this duty does not occur. If the Argentine export duty is deemed to be applicable to Eléctrica Santiago’s gas supply imports, it would increase the plant’s fuel cost by approximately US$2.9 million for the period ending December 31, 2004 As of December 31, 2004, Eléctrica Santiago has provisioned ThCh$809,692 (ThUS$1,453).

d) Contingencies and Covenants related to Energía Verde

d.1 Deferred Customs Duties

As of December 31, 2004, a contingent liability exists related to deferred customs duties associated with a deferred payment plan totaling ThCh$78,248 (ThUS$140) in 2004 and ThCh$186,783 (ThUS$307) in 2003, which originated from the import of capital goods for the construction of Energía Verde’s thermoelectric power plant in San Francisco de Mostazal. This liability will remain effective until it is compensated, under the provisions of Law N°18,634, through the write off of amortization payments over a term of 7 years. Energía Verde has steam process contracts with export companies and as such is allowed to use these tax credit benefits.

e) Contingencies and Covenants Related to Norgener

e.1 Deferred Customs Duties

The company will make use of the exemption granted by Law N°18,634, which are registered as contra accounts, and therefore, the company does not expect to make any payments. As of December 31, 2003 and 2004, these customs duties totaled ThCh$197,074 (ThUS$324) and ThCh$21,727 (ThUS$37), respectively.

e.2 Banco de Chile Credit Agreement

On November 26, 2004, Norgener paid a US$29 million supplier credit with the proceeds from a

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

US$29 million bank facility. This repayment was made with the proceeds from a new credit which allowed Norgener to reduce its interest expenses and to extend by two years (to 2009) the final maturity of its obligations. The pledge over Plant Unit 2 remains the same.

e.3 Financial Restrictions

Norgener must meet the following financial covenants established in the Banco de Chile credit agreement, calculated based on its stand-alone financial statements:

  Net tangible assets not less than ThCh$ 7,000,000 (ThUS$12,558)
  Maximum financial debt not greater than ThCh$22,296,000 (ThUS$40,000); and
  Net equity less related companies’ accounts receivable, plus unamortized short term and long term revenue related to the Escondida settlement payment not less than UF 7,380,000 (ThCh$127,799,829 or ThUS$229,279).

As of December 31, 2004, Norgener was in compliance with the covenants set forth above.

Summary of Lawsuits and Contingencies

The company does not believe that the outcome of all claims and lawsuits will have a material adverse effect on the Company’s financial position or results of operations.

5) CHANGE IN THE MONETARY REGIME AND DEVALUATION OF THE ARGENTINE PESO

In January 2002, the Argentine Congress passed Law N° 25,561 (the “Emergency Law”) which declared a state of economic emergency for a period of one year, renewable for equal periods. The last renewal was established by Law N°25,972 promulgated on December 15, 2004, which extended the state of economic emergency until December 31, 2005.

Among other measures, the Emergency Law abrogated the convertibility of the Argentine peso into US Dollars at the rate of 1 to 1, as well as the contractual agreements with prices in US dollars or US dollar adjustment clauses.

Additionally, the Secretary of Energy implemented three resolutions which modified the Mercado Eléctrico Mayorista or Electric Wholesale Market's (MEM) operating conditions. These resolutions include: (a) Resolution SE 2/02 which pesofied obligations denominated in foreign currency established in the Procedures for Programming, Load Dispatch, and Price Calculation; (b) Resolution SE240/03 which established a ceiling for the spot market price; and (c) Resolution SE 406/03 which modified the collection conditions related to electric energy supply. Given that the Salta plant is not connected to the MEM, these measures do not affect TermoAndes.

The evolution of Argentina's economic crisis may require the government to modify certain measures or to issue additional regulations.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

6) POLITICAL AND ECONOMIC SITUATION IN THE DOMINICAN REPUBLIC

In 2003, the Dominican Republic’s economy experienced declining economic growth and increasing devaluation and inflation as a consequence of a series of factors including the government's macroeconomic policies, a growing private sector tax burden and increasing international fuel prices. Associated with this general economic downturn, the electricity sector also experienced significant problems such as tariff erosion, elevated energy losses, collection problems and insufficient quality of service. However, in the second half of 2004, the economy began to recover, primarily as a result of the strict monetary and fiscal policies applied by the new president from the Dominican Liberation Party, the party responsible for the privatization of the electric sector in the Dominican Republic during the period 1996-2000, who took office on August 16, 2004. In particular, the new government is implementing a recovery plan to attempt to resolve many of the critical issues facing the electric sector. This plan includes measures to resolve operating losses, implement regulatory improvements, introduce sustainable electricity tariffs, obtain multilateral financial support and improve quality of service, among others. Itabo has evaluated the recoverability of the value of its fixed assets in accordance with the requirements set forth in Technical Bulletin No. 33 of the Chilean Association of Accountants, which states that, when evidence exists of an other than temporary impairment of fixed assets, such that the Company’s operations are not expected to generate sufficient net cash flows, to recover all fixed asset costs, including depreciation, that the book values of those assets must be reduced to their net realizable values. As a result of this evaluation, no adjustments have been determined that affect the book values of Itabo’s fixed assets.

7) TAKE – OR – PAY CONTRACTS

To ensure the long term supply of natural gas to its electric generation facilities, the Company and some of its subsidiaries have entered into take-or-pay contracts with natural gas and transportation service providers which require the payment of certain minimum amounts of gas whether it is consumed or not. The minimum payments required to be made, whether or not the Company and its subsidiaries are able to take delivery of the gas, are as follows:

	ThUS$	ThCh$

2005	43,744	24,382,760
2006	46,192	25,747,672
2007	49,538	27,612,247
2008	51,791	28,868,533
2009	53,212	29,660,509
Thereafter	247,990	138,229,694

Total	492,467	274,501,415

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

27. FOREIGN CURRENCY

A summary of the assets and liabilities in foreign currency is as follows:

Assets
		December 31,

		2003	2004
	Currency	ThCh$	ThCh$

Current Assets
Cash	US$	2,404,252	2,567,200
Cash	Other currency	1,094,494	2,182,023
Time deposits	US$	10,165,614	25,996,519
Time deposits	Other currency	218,931	-
Marketable securities	US$	4,465,161	3,065,974
Marketable securities	Other currency	444,426	275,340
Trade accounts receivable	US$	466,296	548,810
Trade accounts receivable	Other currency	29,635,014	28,435,440
Miscellaneous accounts receivable	US$	97,938	1,930,005
Miscellaneous accounts receivable	Other currency	2,635,532	888,740
Accounts and notes receivable from related companies	US$	182,103,944	4,410,899
Accounts and notes receivable from related companies	Other currency	59,965	33,579
Inventories	US$	8,496,612	13,915,744
Inventories	Other currency	3,239,565	4,571,216
Recoverable taxes	US$	6,563	-
Recoverable taxes	Other currency	788,845	1,017,085
Deferred taxes	Other currency	1,248,901	1,186,511
Prepayments	US$	2,382,738	1,111,583
Prepayments	Other currency	50,336	545,971
Other current assets	US$	16,795,828	54,987,954
Other current assets	Other currency	31,899,824	(6,141,144)

Total current assets		298,700,779	141,529,449

Fixed Asset
Land	Other currency	6,208,758	6,294,615
Land	US$	2,010,038	1,840,803
Constructions and infrastructure	Other currency	384,900,486	371,024,090
Constructions and infrastructure	US$	369,075,972	344,114,839
Machinery and equipment	US$	745,925,849	707,797,240
Machinery and equipment	Other currency	237,820,866	218,135,263
Other fixed assets	US$	2,571,781	3,018,575
Other fixed assets	Other currency	49,016,512	43,508,782
Depreciation	US$	(78,764,009)	(86,341,958)
Depreciation	Other currency	(504,904,054)	(483,474,560)

Total fixed assets		1,213,862,199	1,125,917,689

Other noncurrent assets
Investments in related companies	US$	64,389,586	50,434,395
Investments in related companies	Other currency	55,880,772	50,756,358
Goodwill	US$	4,986,953	1,813,802

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

Goodwill	Other currency	3,527,976	3,119,057
Long term receivable	US$	1,797	62,016
Long term receivable	Other currency	7,646,879	4,496,947
Long term receivable related companies	US$	3,106,277	2,399,634
Intangibles	Other currency	6,084,226	6,055,065
Accumulated amortization of intangibles	Other currency	(4,431,800)	(4,631,800)

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

		December 31,

		2003	2004
	Currency	ThCh$	ThCh$

VAT Account receivable	Other currency	14,818,401	11,981,242
Other	US$	21,535,989	33,285,962
Other	Other currency	8,366,614	4,396,118
Investments in other
companies	US$	-	11,614,886
Investments in other
companies	Other currency	-	5,583,986

Total other noncurrent assets		185,913,670	181,367,668

Grand Total		1,698,476,648	1,448,814,806

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

CURRENT LIABILITIES

		Less than 90 days				More than 90 days and less than 1 year

		December 31, 2003		December 31, 2004		December 31, 2003		December 31, 2004

			Average		Average		Average		Average
		Amount	interest	Amount	interest	Amount	interest	Amount	interest
	Currency	ThCh$	rate	ThCh$	rate	ThCh$	rate	ThCh$	rate

Short term bank
liabilities	US$	22,112	5.36%	6,765,019	2.98%	4,300,768	4.38%	1,678,544	2.98%
Short term bank	Other
liabilities	currency	-	-	1,538,355	-	-	-	-	-
Short term
portion of long
term bank
liabilities	US$	1,370,688	-	6,680,946	5.45%	11,564,255	4.73%	-	5.95%
Short term
portion of long
term bank	Other								13.34
liabilities	currency	-	-	-	-	-	-	6,077,789%
Bonds payable	US$	9,419,815	6.15%	5,373,898	7.38%	22,877,407	5.16%	7,703,908	7.85%
	Other
Bonds payable	currency	-	-	-	-	292,822	7.50%	288,536	7.50%
Short term
portion of long
term liabilities	US$	2,925,019	9.97%	15,716	8.34%	1,024,983	9.77%	331,209	6.48%
Short term
portion of long	Other
term liabilities	currency	2,870	15.60%	-	-	-	-	-	-
Dividends	Other
payable	currency	116,557	-	127,670	-	-	-	-	-
Accounts payable	US$	7,853,020	8.17%	5,692,874	-	2,939,271	8.17%	-	-
	Other
Accounts payable	currency	20,634,697	-	16,797,649	-	7,641,551	-	4,478,015	-
Sundry accounts	Other
receivable	currency	-	-	78,455	-	-	-	506	-
Accounts and
notes payable
to related
companies	US$	537,412	-	949,330	-	-	-	-	-
Accounts and
notes payable
to related	Other
companies	currency	700,513	-	2,060	-	-	-	512,898	-
Provisions
	US$	-	-	588,781	-	-	-	1,987,691	-
Provisions	Other
	currency	2,155,267	-	637,530	-	4,825,793	-	3,535,848	-
Withholding
taxes	US$	19,719	-	941,938	-	-	-	-	-
Withholding	Other
taxes	currency	631,386	-	1,199,198	-	5,292	-	28,696	-
Income taxes	US$	686,018	-	-	-	-	-	3,990,142	-
	Other
Income taxes	currency	892,592	-	-	-	1,322,040	-	1,282,710	-
Unearned income	US$	-	-	106,113	-	-	-	182,483	-
	Other
Unearned income	currency	41,149	-	-	-	-	-	-	-
Other current
liabilities	US$	-	-	995,558	-	-	-	732,528	-

Total current
liabilities		48,008,834		48,491,090		56,794,182		32,811,503

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

LONG TERM LIABILITIES

2003		From 1 to 3 years		From 3 to 5 years		From 5 to 10 years		More than 10 years

			Average		Average		Average		Average
		Amount	interest	Amount	interest	Amount	interest	Amount	interest
	Currency	ThCh$	rate	ThCh$	rate	ThCh$	rate	ThCh$	rate

Bank liabilities	US$	173,829,000	4.54%	-	-	-	-	-	-
Bonds	US$	470,719,985	5.90%	39,595,544	4.77%	6,999,416	8.00%	-	-
Bonds	Other currency	103,590	7.50%	320,186	7.50%	1,459,674	7.50%	16,951,049	7.50%
Long term notes payable	US$	632,959	6.50%	-	-	-	-	-	-
Long term notes payable	Other currency	-	-	-	-	-	-	-	-
Provisions	US$	13,290,548	-	-	-	2,616,055	-	-	-
Provisions	Other currency	-	-	412,273	-	5,929,156	-	39,428	-
Deferred tax	Other currency	3,837,856	-	5,445,196	-	-	-	-	-
Other long term liabilities	US$	15,414,470	8.29%	-	-	-	-	-	-

Total		677,828,408		45,773,199		17,004,301		16,990,477

2004		From 1 to 3 years		From 3 to 5 years		From 5 to 10 years		More than 10 years

			Average		Average		Average		Average
		Amount	interest	Amount	interest	Amount	interest	Amount	interest
	Currency	ThCh$	rate	ThCh$	Rate	ThCh$	rate	ThCh$	rate

Bank liabilities	US$	23,479,458	5.23%	27,105,553	5.20%	1,978,619	4.96%	-	-
Bank liabilities	Col$	14,513,094	13.34%	14,513,091	13.34%	14,513,097	13.34%	-	-
Bonds	US$	43,338,408	6.94%	12,820,200	8.00%	317,718,000	8.17%	-	-
Bonds	Other currency	244,482	7.50%	394,933	7.50%	1,645,554	7.50%	16,521,347	7.5%
Long term notes payable	US$	415,004	6.34%	-	-	-	-	-	-
Provisions	US$	21,923	-	-	-	-	-	-	-
Provisions	Other currency	797,947	-	2,556,018	-	118,411	-	6,205,374	8.0%
Deferred tax	Other currency	2,880,609	-	7,911,953	-	840,018	-	11,577,230	-
Other long term liabilities	US$	4,019,109	-	3,020,561	-	7,681,977	-	221,403	-

Total		89,710,034		68,322,309		344,495,676		34,525,354

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

28. OPERATING REVENUE

Operating revenue is generated primarily from the sale of electrical energy and capacity in Chile, and is detailed as follows:

	2002	2003	2004
Customers	ThCh$	ThCh$	ThCh$

Sales to Chilectra S.A	86,287,711	89,224,838	96,574,642
Sales to Chilquinta S.A	36,820,393	35,371,288	51,245,059
Sales to Minera Escondida	55,951,467	53,888,964	48,208,604
Sales to CDEC	19,914,454	15,825,727	30,045,411
Sales to Interconexión Eléctrica S.A. ISA (Colombia)	28,838,614	30,183,632	25,037,747
Sales to Colombian customers	47,650,575	40,203,190	41,576,508
ACG Frequency regulation service	7,166,195	10,243,725	6,683,738
Sales to other customers	63,168,735	65,974,402	56,796,233
Sales of fuel, technical advice and others	37,814,778	30,474,422	34,644,566

Total	383,612,922	371,390,188	390,812,508

The distribution of energy and capacity to customers in Chile is based on the effective contracts during the period and the sales prices are those established by the tariff regulations of the Ministry of Economy And Energy.

In Chile, Argentina and Colombia, contracts with non-regulated customers are defined through negotiation with the counter parties. In addition, sales in the spot market are defined by current market prices in the respective countries.

Operating revenue includes energy, capacity, transmission and other services supplied and not billed amounting to ThCh$23,592,904 (ThUS$42,327) in 2002, ThCh$23,845,795 (ThUS$42,780) in 2003 and ThCh$25,934,332 (ThUS$46,527) in 2004. These amounts are included in trade accounts receivable at December 31 of each year.

Sales of energy and capacity to other customers are related to Hidroeléctrica Guardia Vieja S.A., Pilmaiquén S.A., Compañía Minera Disputada Las Condes S.A., Cemento Polpaico S.A. and others.

On July 1, 2004, Minera Escondida Limitada paid AES Gener and Norgener a total amount of ThUS$15,000 and ThUS$25,000, respectively, of which: a) ThUS$10,000 corresponds to the use of transmission lines, during the period between 1999 and June 30, 2004, and b) ThUS$5,000 for the right of Escondida to connect to the Nueva Zaldivar substation from July 1, 2004 to December 31, 2015. The ThUS$10,000 was recorded as income in the present period, since the services had already been rendered. The amount of ThUS$5,000 will be recognized on a straight-line basis from 2004 until 2015. Finally, the amount of ThUS$25,000 will be recognized from July 2004 to December 2015, based on the contracted supply.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

29. OPERATING EXPENSES

These items are detailed as follows:

	Year Ended December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Variable costs
Purchases of energy	65,711,268	74,833,706	71,490,086
Purchases of capacity	14,257,671	13,094,555	8,065,400
Use of transmission system	12,508,163	12,270,891	14,185,620
Fuel consumption	36,871,327	45,198,596	75,557,769
Costs of fuel sales	27,697,071	18,408,655	21,096,736
Costs of technical consultants and others	9,759,924	6,852,693	9,545,542

Total variable costs	166,805,424	170,659,096	199,941,153

Fixed Costs
Energy production (Productive salaries,
maintenance costs, others)	21,816,103	23,407,531	18,933,509
Depreciation	51,316,829	47,130,105	44,679,343

Total fixed costs	73,132,932	70,537,636	63,612,852

Total operating costs	239,938,356	241,196,732	263,554,005
Total administration and sales costs	21,648,611	17,491,364	17,480,496

Total	261,586,967	258,688,096	281,034,501

Administration and sales costs

	Year Ended December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Salaries and employee benefits	5,122,918	5,243,567	5,866,106
Staff severance indemnities	372,612	197,178	625,830
Depreciation	5,477	2,251	-
External services	8,351,999	6,126,259	3,855,275
Insurance	2,594,385	2,817,381	2,286,555
System and communications	628,050	1,139,447	793,978
Municipality taxes and other taxes	1,752,797	1,189,005	1,645,498
Other	2,820,373	776,276	2,407,254

Total	21,648,611	17,491,364	17,480,496

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

30. NON-OPERATING INCOME AND EXPENSES

The detail of non-operating income and expenses is as follows:

	Year Ended December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Financial Income
Interest on notes receivable	32,891,160	21,791,219	4,207,264
Other financial income	4,331,898	1,572,140	1,510,232

	37,223,058	23,363,359	5,717,496

Gain on investments in related companies
Equity share in net income of related companies (1)	1,844,097	10,081,845	4,592,620
Equity share in net loss of related companies (1)	(2,238,785)	(19,374)	(22,763)
Amortization of goodwill	(1,019,938)	(771,841)	(522,328)

	(1,414,626)	9,290,630	4,047,529

Other non-operating income
Gain on the sale of investments	-	-	1,299,227
Gain on the sale of property, plant and equipment and
others	2,495,739	616,545	4,787,472
Fee and the surcharge on GasAndes contract	468,942	759,611	947,320
Forward	1,151,077	202,366	430,821
Gain on presumptive income tax on
Chivor	-	-	1,162,026
Other income	2,856,157	1,367,568	975,987

Other non-operating income (2)	6,971,915	2,946,090	9,602,853

Total non-operating income	42,780,347	35,600,079	19,367,878

Financial expense
Interest on bank loans	(20,526,572)	(10,304,831)	(10,663,337)
Interest on bonds	(49,161,415)	(42,687,958)	(35,633,066)
Miscellaneous interest and commissions	(5,590,005)	(3,233,866)	(6,511,548)

	(75,277,992)	(56,226,655)	(52,807,951)

Other non-operating expenses (3)	(30,911,331)	(16,168,986)	(18,501,914)

Total non-operating expenses	(106,189,323)	(72,395,641)	(71,309,865)

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

(1) These amounts include unrealized gains (losses) in of the following companies:

	Year Ended December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Empresa Eléctrica Guacolda S.A	60,581	60,581	60,581

	60,581	60,581	60,581
(2) OTHER NON-OPERATING INCOME
Gain on sale of fixed assets	-	616,545	4,787,472
Reimbursement from insurance company to
subsidiary	516,112	-	-
TGN advance
interest	115,458	-	-
Reverse of presumed gain-
Chivor	-	-	1,162,026
Interest from
clients	-	-	21,867
Interest from client’s default	144,526	-	-
Gain on the sale of Carbones del
Cesar	-	-	1,299,227
Gain on forwards
settlements	1,151,078	202,366	430,821
GasAndes fee	-	354,981	947,320
TermoAndes debt	-	178,643	-
Gain on sale of property (Club de Campo Maipú)	1,240,786	-	-
Gain on sale of property (Miraflores #222 floors 4 – 7)	1,254,953	-	-
Other	2,549,002	1,593,555	954,120

Total other non-operating income	6,971,915	2,946,090	9,602,853

(3) OTHER NON-OPERATING EXPENSES
Loss from sales and write-offs of property, plant and equipment	1,389,771	310,699	534,146
Loss from sales property	3,837,406	-	-
Amortization of intangible assets	200,962	204,762	229,057
Amortization of bond issue discount and expenses	2,948,285	2,948,660	5,576,128
Taxes on interest payments	698,353	568,986	1,007,252
Bond conversion provisions	4,145,461	460,798	2,249,276
Customs and duty rebates	306,835	(161,843)	-
Post-retirement pension plan and post retirement benefits	791,517	1,425,429	949,019
Loss on forwards	1,813,944	1,622,324	5,414,917
Loss on sale of investment in Ecogener and Explotaciones
Sanitarias S.A	1,502,410	-	-
Provision for Cordex Petroleum Inc. contingency (Note 26.2.c3)
	-	-	1,282,020
Provision for loss in sale of Carbones del Cesar Ltda	1,420,604	393,529	-
Loss on sale of data base of Oilgener Inc. and Fell-Block	4,778,756	-	-
Research and development expenses	84,493	2,665	427,393
Rio Maipo Security committee loss	135,877	-	-
Write-off of interest receivable from former subsidiary	1,628,349	-	-
Supplies and inventories’ write-
off	-	3,819,124	(308,644)
Swap provision – TermoAndes and	-	1,463,586	-

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

InterAndes
Other subsidiaries’ non-operating expenses	5,228,308	3,110,267	1,141,350

Total other non-operating expenses	30,911,331	16,168,986	18,501,914

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

31. MINORITY INTEREST

As described in Note 1(a), AES Gener consolidates its financial statements with those of its subsidiaries in which other companies have a minority interest.

Amounts recorded related to minority shareholders as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 are as follows:

	Percentage minority interest As of December 31,			Minority interest participation in equity December 31,		Participation in net (income) loss for the year ended December 31,

	2002	2003	2004	2003	2004	2002	2003	2004
Subsidiary	%	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Norgener S.A	0.01	0.01	0.01	1	-	(1)	-	-
Energía Verde S.A	0.01	0.01	0.01	2	1	(1)	-	-
Chivor S.A. E.S.P. (Colombia)	0.02	0.02	0.02	41,614	37,766	(1,184)	(2,578)	343
Sociedad Eléctrica Santiago
S.A	10.00	10.00	10.00	6,093,063	6,714,733	(757,923)	(714,536)	(1,252,368)
Servicios de Asistencia
Técnica S.A	0.10	0.10	0.10	(551)	-	(1,296)	(1)	(1)
New Caribbean S.A.
(Dominican Republic)	49.99	49.99	49.99	1,059,867	1,835,517	(1,121,393)	(1,364,442)	(878,607)
Petróleos, Asfaltos y
Combustibles S.A	2.10	2.10	2.10	74,803	74,933	(6,417)	8,918	(130)
Inversiones Termoenergía de
Chile Ltda	0.01	0.01	0.01	(1,301)	1,282	534	21	-
Genergía S.A	0.01	0.01	0.01	(910)	877	-	23	-
Duke Blue Water (Cayman
Islands)	0.01	0.01	0.01	(8,323)	12	-	21	-
Nova Gas Power Limited	0.01	0.01	0.01	(1)	17	-	23	-

Total				7,258,264	8,665,138	(1,887,681)	(2,072,551)	(2,130,763)

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

32. ENVIRONMENTAL EXPENSE

In connection with the environment, the Company incurred in the following expenses during 2002, 2003 and 2004, which are classified in the income statement as operating expenses:

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Air quality measuring station	48,478	35,575	28,013
Noise measuring	21,378	5,515	146,737
ISO 14001	15,951	4,982	15,957
Ashes	16,986	77,965	94,002
Gas emissions measuring	49,493	51,233	40,824
Maritime evaluation	10,470	8,779	16,870
Electrostatic Precipitators	4,371	18,349	66,790
Waste water system	7,294	5,016	6,222
Road improvements	4,508	2,320	27,595
Others	8,099	2,550	3,771

Total	187,028	212,284	446,781

Chivor is regulated by Colombian Law 99 of 1993 which requires routine payments each year by electric generators. During year 2004 and 2003, Chivor paid ThCh$2,884,003 (ThUS$5,174) and ThCh$2,197,982 (ThUS$3,943), respectively as required under this law.

33. CASH FLOW STATEMENTS

As of December 31, 2003 and 2004, the item denominated “other investing activities” in the cash flow statement does not exceed 10% of the item’s total, in accordance with the explanation required by Ordinance No. 1501.

The total balance of cash and cash equivalents is comprised of the following items as of December 31, 2003 and 2004:

	As of December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Cash	4,676,804	3,498,746	4,749,223
Time deposits (2)	23,332,704	10,262,304	25,996,519
Money market funds (1)	4,919,385	4,727,183	1,648,836
Other current assets (commercial paper)	8,433,112	40,099,647	35,155,822

Total	41,362,005	58,587,880	67,550,400

(1) These amounts do not include restricted funds from Chivor, amounted to ThCh$263,615, ThCh$182,404 and ThCh$1,692,478 as of December 31, 2002, 2003 and 2004, respectively.

(2) These amounts do not include time deposits with maturity date greater than 90 days, which amounted to ThCh$122,241 as of December 31, 2003.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

The detail of other credits to income that do not represent cash and cash equivalents as of December 31, 2003 and 2004 is as follows:

	As of December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Amortization of Bonds discount issuance	2,455,095	2,134,530	4,488,009
Amortization of Deferred financing cost	736,555	735,641	3,974,351
Deferred tax expenses	227,677	4,061,644	12,497,810
Pension plans	-	284,672	330,923
Equity method adjustment	762,770	-	-
Other	31,201	57,480	418,828

Total	4,213,298	7,273,967	21,709,921

34. INSURANCE CONTRACTS

AES Gener S.A.

As of December 31, 2004, AES Gener had all risk insurance in place for its generation facilities which covers property damage, machine breakdown and business interruption. In addition, AES Gener holds public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. The current all risk insurance policy is effective until April 4, 2006 and the other policies principally expire in November 2005.

Norgener S.A.

As of December 31, 2004, Norgener. had all risk insurance in place for its generation facilities which covers property damage, machine breakdown and business interruption. In addition, Norgener holds public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. The current all risk insurance policy is effective until April 4, 2006 and the other policies principally expire in November 2005.

Energía Verde S.A.

As of December 31, 2004, Energía Verde had all risk insurance in place for its generation facilities which covers property damage, machine breakdown and business interruption. In addition, Energía Verde holds public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. The current all risk insurance policy is effective until April 4, 2006 and the other policies principally expire in November 2005.

Sociedad Eléctrica Santiago S.A.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

As of December 31, 2004, Sociedad Eléctrica Santiago had all risk insurance in place for its generation facilities which covers property damage, machine breakdown and business interruption. In addition, Sociedad Eléctrica Santiago holds public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. The current all risk insurance policy is effective until April 4, 2006, and the other policies principally expire in November 2005.

Chivor S.A. E.S.P.

As of December 31, 2004, Chivor had all risk insurance in place for its generation facilities which covers property damage, machine breakdown and business interruption and also includes coverage for sabotage and terrorism. In addition, Chivor holds general and employer’s liability insurance policies. Chivor’s current all risk and terrorism insurance policies expire on April 4, 2006.

InterAndes S.A.

As of December 31, 2004, InterAndes had in place directors’ and officers’ and public liability insurance policies with current expiration dates of November 29, 2005 and June 22, 2005, respectively.

TermoAndes S.A.

As of December 31, 2004, TermoAndes had all insurance risk in place for its generation facilities which covers property damage, machine breakdown and business interruption. The expiration date of the current policy is April 4, 2006. As of December 31, 2004, TermoAndes had in place directors’, officers’ and public liability insurance policies with current expiration dates of November 29, 2005 and June 22, 2005, respectively.

35. SUBSIDIARIES NOT CONSOLIDATED

In accordance with the official Circular No. 981 of the SVS issued on December 28, 1990, AES Gener does not consolidate Compañía Carbones del Cesar Ltda, Oilgener Inc. and Energen.

A summary of the financial statements is as follows:

	December 31,

	Oilgener Inc.		Carbones del Cesar		Energen S.A.

	2003	2004	2003	2004	2003	2004
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Current assets	3,510	3,733	3,527	-	376	4,266
Non-current assets	-	-	2,726,071	-	3,506	418

Total assets	3,510	3,733	2,729,598	-	3,882	4,684

Current liabilities	-	-	7,919	-	11,144	9,883
Share Capital (equity
deficit)	3,510	3,733	2,721,679	-	(7,262)	(5,199)

Total liabilities and
shareholders’ equity	3,510	3,733	2,729,598	-	3,882	4,684

Gross profit	-	-	-	-	(3,588)	(1,614)

Net income (loss)	-	-	-	-	(3,588)	(1,614)

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

36. SUBSEQUENT EVENTS

a) Information sent to the SVS dated January 18, 2005 was updated, consistent with that specified in Communication Nº 425 The following subsequent information was provided to the SVS:

The producers of the Sierra Chata Consortium which supplies natural gas to Eléctrica Santiago’s Nueva Renca plant are delivering alternative energy to the local Argentine market, in accordance with the regulations established by Argentine authorities. (Resolution 659/04 of the Ministry of Energy).

The above mentioned resolution has allowed the Sierra Chata Consortium to maintain operational its natural gas export authorization to Chile, without affecting the supply of gas to the Nueva Renca plant, which is currently operating in base load with natural gas.

Considering the contribution of alternative energy to the Argentine domestic market, the cost for the operation of the Nueva Renca plant currently total US$26/MWh position favorably compares to the amount of US$84/MWh related to the operational cost with diesel oil previously notified in the company’s letter dated January 18, 2005.

b) In Ruling 2-2005, the Experts Panel accepted AES Gener’s position in this dispute ruling that “the calculation of the peak capacity balances for years 2000 to 2003, with respect to the determination of the peak capacity demand for each generator, must be determined by applying the modifications in the methodology established in MR-106 as of year 2002.” In agreement with the Company’s calculations, the application of Ruling 2-2005 would represent a reimbursement of approximately 50% of the total amount paid in July 2004. The amount was received in February 2005 and amounted to ThCh$3,812,982 (ThUS$6,695).

Subsequent events after February 24, 2005:

c) With regard to the dispute among members of the CDEC-SING related to the method for calculating firm capacity payments, the Board of Directors of the CDEC-SING has submitted three discrepancies to the Experts Panel with regard to the interpretation of MR-106. Based on the Experts Panel’s responses to these discrepancies issued in 2005, in March 2005, the CDEC-SING determined that the Company is to receive a reimbursement of the amount paid in July 2004 equal to approximately US$1.8 million. Two generation companies objected to the application period utilized by the CDEC-SING in its calculations and on April 26, 2005, the CDEC-SING submitted this issue to the Experts Panel for resolution. . On May 30, the Experts Panel resolved this issue by which the reimbursement received by Norgener in April 22, will be reduced by Ch$219 million plus interests.

d) AES Gener S.A. and Electroandina S.A. are parties to an agreement under which the latter agreed to unload, manage and store coal in its facilities at the Tocopilla seaport. The coal unloaded by Electroandina is used by Norgener S.A. to generate electricity in its power plant at Tocopilla. Electroandina terminated the agreement, effective August 28, 2005, but offered to negotiate a new agreement. However, Electroandina S.A. has refused to enter into a new agreement under reasonable terms and conditions, abusing of its monopoly power in the seaport services. On May 18, 2005 AES Gener S.A. and Norgener S.A. filed a lawsuit against Electroandina S.A. before the Chilean Free Competition Court where both claim that (i) Electroandina S.A. has a monopoly in the market for the unloading, management and storage of coal at Tocopilla, holding indeed an essential facility; (ii) Electroandina has abused in several ways of its monopoly in that market in order to obtain undue profits in the seaport business as well as in the electricity business in the SING (in which it is vertically integrated and holds a market share of 53%). AES Gener S.A. and Norgener S.A. request from the Free Competition Court an order against Electroandina S.A. commanding it (a) to refrain from demanding tariff

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

increases and other conditions (i) that are not supported by cost increases or service improvements, (ii) that are not related to the effective use of its facilities or (iii) that are not directly related to the unloading, management and storage of coal; and (b) to present an objective and non-discriminatory price system for the services provided based upon its long-term marginal costs. It is only requested that the court sanctions Electroandina with a fine up to US$12 million. AES Gener S.A. and Norgener S.A. separately requested from the Court an interim injunction imposing the continuation of the performance of the current agreement after August 28, 2005 and until a final decision is reached by the Court. On May 19, 2005, the Free Competition Court ordered Electroandina S.A. to respond to the lawsuit until June 22,2005 and to the interim measure request before June 13, 2005.

e) In relation to Bankers Trust International (Delaware) Inc. vs. AES Gener and Ralph Wilkerson contingency; on June 6, 2005 the parties reached a mutual release and settlement agreement where the Plaintiff filed a discontinuance of action before the Alberta Courts. (See Note 26 1) c.3)

f) On June 8, 2005, AES Gener isued a parent guarantee in favor of Siemens in order to guarantee the outstanding payment obligations under the inspection spare parts supply agreement between TermoAndes and Siemens entered into in November 2003. The outstanding balance under the contract is approximately US$6 million.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

I. Reconciliation of Chilean GAAP to U.S. GAAP

The Company’s consolidated financial statements have been prepared in accordance with Chilean GAAP, which varies in certain respects from U.S. GAAP. Such differences involve methods for measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by U.S. GAAP. The principal differences between Chilean GAAP and U.S. GAAP for the Company are quantified in paragraph (x) and described below in the paragraphs preceding paragraph (x).

Under Chilean GAAP, financial statements are restated to reflect the full effects of the gain (loss) in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year end.

Under U.S. GAAP, financial statements are presented assuming that the U.S dollar is the functional currency of AES Gener. Accordingly, the effect of price-level changes is eliminated in the reconciliation to U.S. GAAP.

a) Interest Rate Hedge

The Company entered into forward treasury lock agreements in a notional amount of US$200 million (ThCh$111,480,000) commencing in December 2003 and an additional US$200 million (ThCh$111,480,000) in February 2004 to hedge against interest rate variations. These agreements were executed in connection with an offering of senior notes which closed on March 22, 2004. As of December 31, 2003 the yield on the benchmark 10 year US treasury note decreased, which had resulted in a decrease in value to the Company. Under Chilean GAAP, the cost associated with these transactions is amortized over the life of the notes. The company effectively locked in a 10 year treasury note rate in connection with issuance of the notes at an average rate of 4.37% .

Under U.S. GAAP, as the treasury lock agreements do not qualify as a “hedge”, the mark-to-market adjustment was recognized immediately through the income statement at December 31, 2003 and the realized loss was recognized on the maturity date of the agreements in March, 2004.

b) Functional and reporting currency:

Under Chilean GAAP, financial statements are adjusted for the effect of changes in the purchasing power of the Chilean currency during each period and presented in constant Chilean pesos (“reporting currency”), as mentioned in Note 1. Transactions are recorded in Chilean pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were originally recorded are recognized in the income statement of the period. In accordance with Technical Bulletin 64 (“BT64”), the financial statements of foreign subsidiaries that operate in countries exposed to significant risks, and are not considered to be an extension of the parent company’s operations, must be remeasured into U.S. dollars. The Company has remeasured its foreign subsidiaries into U.S. dollars under this requirement as follows:

  Monetary assets and liabilities are translated at year end rates of exchange between the U.S. dollar and the local currency.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

  All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

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

Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Upon the acquisition of the Company by AES Corporation (AES) in 2000, management determined the U.S. dollar as the Company’s functional currency in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 52.

Accordingly, the Company remeasured into U.S. dollars the consolidated financial statements as of and for the years ended December 31, 2002, 2003 and 2004 and translated these financial statements into the reporting currency, the Chilean peso, by applying the procedures specified in SFAS No. 52.

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

The amounts obtained from the remeasurement process referred to above are translated into Chilean pesos following the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Chilean pesos $718.61, $593.8 and $557.4 to US$1.00 as of December 31, 2002, 2003 and 2004, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the monthly average exchange rate during the period. Translation effects of exchange rate changes are included as a cumulative translation adjustment in shareholders' equity.

c) Revaluation of property, plant and equipment (including revaluation on fixed assets retired during the year):

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

Under U.S. GAAP, property, plant and equipment is carried at historical cost. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense for the periods presented are shown in paragraph (x) below.

d) Deferred income taxes:

Under Chilean GAAP, on January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. Upon adoption, a contra asset or liability (“complementary accounts”) was recorded, offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000, the adoption date of Technical Bulletin No. 60. The complementary accounts are amortized to income over

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

Under U.S. GAAP, the accounting is similar. However, at the adoption date of SFAS No. 109, Accounting for Income Taxes, the change in accounting principle was immediately recorded through the income statement as the “Cumulative Effect of a Change in Accounting Principle”. Therefore, in U.S. GAAP, the amortization of the complementary accounts created under Chilean GAAP is reversed.

e) Intangibles:

Under Chilean GAAP, the Company’s balance sheets include net intangible assets relating to the transfer of revalued assets from the Company’s predecessor, Compañía Chilena de Distribución Eléctrica S.A., at the time of the Company’s formation. Under U.S. GAAP, such intangible assets would have been recorded at the predecessor’s historical cost before technical revaluation. The effects of adjusting the Company’s equity (for the intangible asset net of accumulated amortization, inclusive of the accumulated price-level restatement) and the Company’s income statement (for the annual amortization charge) are included under paragraph (x) below.

f) Staff severance indemnities:

Pursuant to agreements between the Company and its employees, the Company has committed to provide a lump sum payment to each employee with more than five years of service at the end of his or her employment. Under Chilean GAAP, the Company records the present value of the liability, calculated based on total expected service, current salary levels of all employees covered by such agreements with more than five years of service, and a discount rate of 8%. Under U.S. GAAP, this arrangement is considered to be a pension plan, and the liability should be measured by projecting future expected severance payments using an assumed salary progression rate and discounting the resulting amounts to their present value. In practice, the Company believes that the salary progression rate will not differ significantly from the general inflation rate. The application of U.S. GAAP would not have produced results materially different from the acceptable method under Chilean GAAP. As a result, the effects of these differences have not been included in paragraph (x) below.

However, as of January 1, 2002, the Company changed the interest rate used for determining the present value of the provisions for the staff severance indemnities, reducing it from 10% to 8%. The effect of this change at the beginning of 2002 amounted to ThCh$90,913 (ThUS$163), which was recorded as a deferred asset to be amortized over 10 years. Under U.S. GAAP, the effect of reducing the discount rate to 8% has been charged to income in the year ended December 31, 2002. In the years ended December 31, 2003 and 2004, the difference between U.S. GAAP and Chilean GAAP resulted from the reversal of the amortization of the deferred asset recorded under Chilean GAAP.

g) Capitalized interest:

Under Chilean GAAP, all interest on debt associated with a construction project is capitalized, including interest, price-level restatement and, with respect to foreign currency, borrowings, and transaction gains and losses. Interest is capitalized based on the Company’s weighted average interest rate on long term debt, or if applicable, the interest rate related to specific borrowings. Interest capitalization ends when the property or equipment is ready for service or its intended use.

Under U.S. GAAP, the Company reverses those amounts capitalized related to foreign currency exchange gains and losses and the related monetary gain on foreign currency borrowings for construction costs for purposes of reconciling to U.S. GAAP.

Additionally, under U.S. GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project. The effect of the capitalization and the related depreciation expense of this difference are included in paragraph (x) below.

h) Goodwill and negative goodwill:

Under Chilean GAAP, goodwill is amortized over a maximum of twenty years.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

Under U.S GAAP, the Company applies SFAS N°142, “Goodwill and Other Intangible Assets”. SFAS N°142 addresses the accounting for goodwill and other intangible assets subsequent to a business acquisition. SFAS N°142 requires that intangible assets with finite useful lives be amortized over their estimated useful lives and that goodwill and other intangible assets with indefinite useful lives not be amortized, but rather tested, at least annually, for impairment. There was no impairment loss recognized as of this period. The reversal of the amortization of goodwill generated in Chilean GAAP in the years ended December 31, 2002, 2003 and 2004 has been included in paragraph (x) below.

i) Investments in related companies (difference between cost and equity method):

The Company has a series of investments in which it owns an interest of less than 20% (Gasoducto GasAndes S.A., Gasoducto GasAndes (Argentina) S.A. and CDEC-SIC Ltda.). Under Chilean GAAP, prior to January 1, 2004, investments in other companies ranging from 10% to 50% of common stock were recorded under the equity method of accounting. Effective January 1, 2004, SVS issued of the Circular N°1,697, dated December 30, 2003 which requires companies to change the accounting treatment for investments in other companies equal to 10% to 20% ownership by recording such investments at acquisition cost restated for price-level changes or foreign currency. The December 31, 2003 book value of these investments, which includes equity method goodwill (the excess of purchase price over the value of assets acquired and liabilities assumed), and the share of income previously recorded for 10% to 20% investments when they were treated as equity-method investees is considered as their new cost basis.

Under U.S. GAAP, these investments would generally be accounted for at cost less any non-temporary impairment in value, as it presumed that the investor has the ability to exercise significant influence, if the investor owns 20% to 50% of the voting common stock. For the years ended December 31, 2002 and 2003, the reversal of the equity-method of accounting for the results of investments between 10% and 20% is reversed. For the year ended December 31, 2004, there is no difference between Chile and US GAAP as to percentages for which significant influence is assumed.

Energen S.A., which is 99,99% owned by Gener is not consolidated because the amount of total assets, total liabilities and results of operations are immaterial.

j) Foreign exchange contracts not effective as hedges:

As of December 31, 1993, the Company held foreign exchange contracts to transfer its Yen-denominated construction commitments to U.S. dollars. Under Chilean GAAP, the Company accounted for these contracts as ineffective hedges and recorded them at the lower of cost or market. During 1994, these contracts were settled, resulting in a loss that was deferred and is being amortized over the period that the related construction costs are depreciated. For U.S. GAAP purposes, foreign exchange contracts would have been marked-to-market through earnings. The difference reflects the reversal of amortization recorded under Chilean GAAP for U.S. GAAP purposes. The effects of the above differences are included under paragraph (x) below.

k) Effect of U.S. GAAP adjustments in related companies accounted for under the equity method:

The principal U.S. GAAP adjustments affecting the Company’s equity-method investees are:

i)	Capitalization of interest cost that is not capitalized under Chilean GAAP.

ii)	Accounting for deferred tax assets and liabilities.

iii)	The deferred tax effects of the U.S. GAAP adjustments.

iv)	Accounting for forward exchange contracts.

v)	Accounting for amortization of deferred costs of a prepaid loan.

vi)	Amortization of goodwill.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

The effect of these differences is included under paragraph (x) below.

l) Complementary pension plan and post-retirement benefits:

Pension and post-retirement benefits are recorded under Chilean GAAP in a comparable manner to U.S. GAAP. However, under Chilean GAAP, the Company capitalizes unrecognized actuarial gains and losses, whereas under U.S. GAAP, the Company adopted a policy to recognize actuarial gains and losses immediately in the income statement. Additionally, under Chilean GAAP, additional minimum liabilities, if any, are recorded as charges in the income statement while under U.S. GAAP, an additional liability that exceeds unrecognized prior service cost is reported in other comprehensive income. Lastly, as of January 1, 2002, the Company changed the interest rate used for determining the present value of the provisions for its supplementary pension benefit plan, reducing it from 10% to 8%. The effect of this change at the beginning of 2002 amounted to ThCh$599,764 (ThUS$1,076), which was recorded as a deferred asset to be amortized over 10 years. Under U.S. GAAP, the effect of reducing the nominal discount rate to 8% has been charged to income in the year ended December 31, 2002. In the years ended December 31, 2003 and 2004, the reversal of the amortization of the deferred asset recorded under Chilean GAAP results in an additional difference.

m) Recognition of a loss from an analysis of the impairment of long-lived assets:

Under Chilean GAAP, long-lived assets are subject to impairment tests when circumstances indicate that impairment may exist. In determining whether impairment exists, the Company evaluates whether the operating revenue of the entity will be sufficient to cover its costs including depreciation (Technical Bulletin No. 33). The entity’s revenues are estimated based on its undiscounted cash flows.

Under U.S. GAAP, long-lived assets are also subject to periodic impairment tests when circumstances indicate that impairment may exist. In determining whether impairment exists, however, the Company groups its assets at the lowest level of identifiable cash flows. If an asset’s (or asset group’s) carrying amount exceeds the sum of the undiscounted cash flows that are expected to be generated from the use and eventual disposition of the asset, an impairment loss is recognized for an amount equal to the amount by which the asset’s carrying amount exceeds its fair value, which is generally measured based on discounted cash flows.

In 2001, a U.S. GAAP impairment test was performed on the Company’s TermoAndes generation plant and transmission line, which showed that the Chilean side of the transmission line owned by Gener was impaired. Accordingly, an impairment loss was recorded at December 31, 2001 under U.S. GAAP for this asset. The depreciation reversal associated with this asset is shown in note (x) below.

An impairment loss was also recorded in 2001 under U.S. GAAP in connection with the investments in Explotaciones Sanitarias S.A., Ecogener S.A. and Compañía Carbones del Cesar Ltda. No loss was recorded under Chilean GAAP for Explotaciones Sanitarias S.A. or Ecogener S.A. until they were sold in 2002. Additionally, an impairment loss was not recorded for Compañía Carbones del Cesar Ltda. (See paragraph (u)) under Chilean GAAP until 2002 when the Company received an offer form a third party indicating that such an impairment occurred. Accordingly, the loss that was recorded in 2002 for Chilean GAAP is reversed in the 2002 reconciliation of net income to U.S. GAAP.

As of December 31, 2004 an impairment test was performed under U.S. GAAP by the company and based on he testing the company concluded that the asset was not impaired.

n) Contingent gain

In December 1999, AES Gener filed a lawsuit against Hidroeléctrica Guardia Vieja S.A. and Hidroeléctrica Aconcagua S.A. for their alleged contractual performance default related to an energy and capacity sales contract. On December 14, 2001, the arbitrator accepted the Company’s claims and the defendants were ordered to fulfill the contract. Under Chilean GAAP, based on the arbitrator’s acceptance of the lawsuit filed by AES Gener, the Company recorded in income in 2001 a portion of the gain contingency equal to ThCh$3,135,343 (ThUS$5,625). The Company recorded only a portion of the gain contingency, given that on January 7, 2002, the defendants filed an appeal that is to be reviewed by the Supreme Court. Under U.S. GAAP, this gain contingency would not be recorded until it is realized, therefore was reversed in year 2001.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

On December 31, 2004, under Chilean GAAP the company has re-evaluated the recoverability of this receivable and has recorded a provision against the contingency recorded in 2001. Therefore, under US GAAP an adjustment was recorded to reverse the effect of the Chilean GAAP provision in 2004.

The effect of this difference is included in paragraph (x) below.

o) Reclassification of account receivable from main shareholder

On February 28, 2001, AES Gener and Inversiones Cachagua Ltda. signed a contract for an intercompany mercantile current account, the balance of which was in U.S. dollars and, accrued interest every 30 days at LIBOR plus a spread, with a final maturity date on February 28, 2004.

AES Gener transferred ThCh$309,647,465 (ThUS$555,521) to Inversiones Cachagua Ltda. in the above mentioned mercantile current account. Such amount came from proceeds of the sale of investments in Argentina and in Chile. According to a board of directors’ agreement dated July 30, 2001, these funds were transferred to the principal shareholder and charged to the mercantile current account instead of distributing them as interim dividends, as there was no certainty that the Company would be able to generate the profits needed to cover such interim dividends. This intercompany loan including accrued interest was fully paid in February 2004.

Under Chilean GAAP, the mercantile account current accounts receivable balance was classified as an asset, as it was subject to indexation, accrued interest and had a maturity date, however, under U.S. GAAP, it was shown as a deduction from shareholders’ equity as a “Note Receivable from Shareholder.” In addition, interest and exchange differences accrued each year associated with this note have been reclassified from income to shareholders’ equity, net of the payments of ThCh$29,379,499 (ThUS$52,708) and ThCh$2,037,448 (ThUS$3,655) received in 2003 and 2004 respectively. This effect is included in paragraph (x) below.

p) Interest rate swap

In 1998, the Company entered into an interest rate swap, whereby it received variable interest payments and paid fixed interest payments in order to convert variable rate debt into fixed rate debt. Under Chilean GAAP the fair value of the interest rate swap was determined and recorded, as well as the interest expense, which was recorded as incurred. Additionally, the assets and liabilities related to the interest rate swap are presented on a net basis in other current assets.

Under U.S. GAAP, SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” was adopted by the Company as of January 1, 2001. SFAS No. 133 established accounting and reporting standards for derivative instruments, including embedded derivatives, and for hedging activities. SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized either in income or shareholders’ equity (as a component of accumulated other comprehensive income (“OCI”)).

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

SFAS No. 133 also prescribes requirements for designation and documentation of hedging relationships and ongoing retrospective and prospective assessments of effectiveness in order to qualify for hedge accounting. Hedge accounting is considered to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is 80% to 125% effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction. Measurements of amounts to be recorded in income due to ineffectiveness of hedges are based on the dollar-offset method as required by SFAS No. 133.

As of December 31, 2004 the restructuring of the TermoAndes and InterAndes debt was completed, resulting in termination of the notes and interest rate swaps covering the debt.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

The effects of the differences in the method of recording this cash flow hedge for December 31, 2003 and 2004 are included in paragraph (x) below.

q) Forward exchange contracts

The Company has forward exchange contracts between the U.S. dollar and the Chilean peso. Under Chilean GAAP, these forward exchange contracts are recorded at fair value with the changes in the fair value recorded as unrealized gains and losses in the balance sheet. These derivatives are considered cash flow hedges of forecasted transactions (future sales of energy to regulated customers price-adjusted every six months by the fluctuation in the U.S. dollar exchange rate during that same period, while most of the energy costs are fixed in U.S. dollars). The initial premium or discount on these contracts is deferred and amortized over the life of the contract.

For year 2003 under U.S. GAAP, these forward exchange contracts are also valued at fair value, with the initial premium or discount deferred and amortized over the life of the contract. However, as the Company’s formal documentation at the inception of the hedge did not qualify for hedge accounting treatment, the changes in the fair value of these derivatives are recognized through the income statement.

For year 2004 these forward exchange contracts qualify for hedge accounting treatment, and the changes in the fair value of theses derivatives are recognized in equity in “Other Comprehensive Income”, net of the related tax effects.

r) Minimum dividend

As required by the Chilean Corporations Law, unless otherwise decided by the unanimous vote of the holders of issued and paid-in shares, a Company must distribute a cash dividend in an amount equal to at least 30% of the Company’s net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Since the payment of the 30% dividend from each year’s income is a legal requirement in Chile, a provision has been made in the accompanying U.S. GAAP reconciliation in paragraph (x) below to recognize the corresponding decrease in shareholder’s equity as of December 31, 2003. As of December 31, 2004 the company did not recognize the decrease in equity because the interim dividend payments were higher than the minimum required.

s) Asset retirement obligation

The Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations”, effective January 1, 2003. Under SFAS No. 143, entities are required to record the fair value of a legal liability for an asset retirement obligation (“ARO”) in the period in which it is incurred. When a new liability is recorded, the entity capitalizes the costs of the liability by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. At retirement, an entity settles the obligation for its recorded amount or incurs a gain or loss.

With the adoption of SFAS No. 143, the Company recorded an ARO asset of ThCh$144,931, net of accumulated amortization of ThCh$91,484, and a deferred tax asset of ThCh$42,857. The net amount initially recognized as a result of applying SFAS No. 143 was ThCh$209,246, which was recorded as a cumulative effect of a change in accounting principle. The remaining difference of ThCh$14,454 results from the 2003 accretion of the ARO liability and depreciation of the ARO asset, which was recorded within costs of goods sold.

The carrying amount of asset retirement obligation was ThCh$359,230 (ThUS$644) and ThCh$368,122 (ThUS$660) at December 31, 2004 and 2003 respectively. As of December 31, 2004 the change related to interest accretion is for ThCh$8,892 (ThUS$16).

t) Long term compensation

In 2003 and 2004, the AES Corporation, the majority shareholder of AES Gener, granted to its corporate and subsidiaries’ employees, two Long Term Compensation Awards (“the Awards”), which consist of a combination of stock options, restricted stock and performance units. No employees of AES Gener were granted long term compensation under these plans prior to January 1, 2003. Awards under these plans generally vest over two to three years.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

Under Chilean GAAP, the compensation expense associated with these Awards would be evaluated as a contingency. Therefore, a liability for the performance units was established based on the proportional completion of the target requirements delineated by the parent over a three year period. Performance units have a face value of US$1 per unit and establish Cumulative Cash Value Added targets based on certain factors associated with the operating results of the Company. No obligation was recorded for the stock options or restricted stock.

Under U.S. GAAP, stock options and restricted stock are accounted for under SFAS N°123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, “Accounting for Stock-based compensation—Transition and Disclosure”. Compensation expense is measured using the fair value method for stock options and the fair value of the stock for restricted stock at the date of the grant. In its separate financial statements, the Company recorded deferred stock-based compensation as a separate component of shareholders’ equity (deficiency), which is amortized over the related vesting period, and the contribution from the parent. The number of stock options granted to AES Gener’s employees as of

December 31, 2003 and the related compensation expense were de minimis, thus no amount has been recorded nor reported for these benefits in the Company’s prior years’ financial statements. During the year ended December 31, 2004, AES Gener’s compensation expense was ThCh$297,131 (ThUS$533).

In addition to the stock-based compensation above, the Awards include performance units (PUs). PUs have a face value of USD 1 per unit and are based upon a Cumulative Cash Value Added (“CVA”) target calculation for the three year period. The Company records the liability for PUs based on SFAS 5, “Accounting for Contingencies”. The amount recorded for U.S. GAAP as of December 31, 2004 is ThCh$288,263 (ThUS$517), equivalent to Chilean GAAP. No amount was significant to record in Chile GAAP or U.S. GAAP for PUs at December 31, 2003.

This difference is shown in Note (x) below.

u) Discontinued operations

In 2001, the Company decided to divest the following subsidiaries: Oilgener Inc., Explotaciones Sanitarias S.A, Ecogener S.A., and Carbones del Cesar, for which an impairment loss was recognized under U.S. GAAP as explained in paragraph (m) above. However, these subsidiaries did not qualify as "discontinued operations" under APB 30. The adoption of SFAS No. 144 on January 1, 2002 changed the definition of "discontinued operations" to include operations of a "component" of an entity as defined in conjunction with SFAS No. 131 and SFAS No. 144, except for Carbones del Cesar, which was considered not material.

Oilgener Inc., Explotaciones Sanitarias S.A, and Ecogener S.A. were sold in 2002. In August 2004, Carbones del Cesar was sold. The gain on this sale is shown in note 30.

v) Reversal of Gain in Escondida Settlement

On July 1, 2004, AES Gener and Norgener received compensation of US$ 40 million, as part of the settlement from Escondida composed of three payments: 1) US$ 25 million, which were received by Norgener as a compensation for the reduction in energy price and modification of the PPAs, 2) US$ 10 million to AES Gener for the prior use of the transmission facilities, property of AES Gener, 3) US$ 5 million to AES Gener as remuneration for the right to connect Escondida’s facilities to the substation Nueva Zaldivar, transmission asset, until the expiration of Norgener’s PPA agreements in 2015.

For Chilean GAAP US$ 10 million of Gener portion were recognized as income, and the rest was deferred over the terms of the agreements.

Under U.S. GAAP, the US$40 million was deferred and is being recognized in income over the term of 2004 through 2015 (the term of the agreement) based on the weighted average capacity provided to Escondida.

The effect of this difference is shown in note (x) below.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

w) Deferred Cost TermoAndes – InterAndes Debt

Under Chilean GAAP, debt issuance costs incurred in modifications to the original debt contract were treated as part of the original debt issuance and, therefore, the costs associated with the original debt and those incurred to enter into the new modified contract are amortized over the remaining life of the debt. Under U.S. GAAP, certain debt modifications as defined under EIFT 96-19, in an other than troubled debt restructuring, may qualify as an extinguishment of debt rather than as debt modification. The EITF consensus states that if the change between the present value of cash flows under the modified terms and the present value of the remaining cash flows under the original terms is less than 10%, the modification should be recognized as a debt modification rather than an extinguishment of debt and a new interest rate has to be determined based on the carrying amount of the original debt and the revised cash flows considering any amounts paid by the debtor to the creditor.

On April 2004, TermoAndes and InterAndes debt refinancing was completed and according to the EITF 96-19, such modification is not substantially different from the terms of the original debt, therefore, only bank fees were deferred as interest cost.

x) Effects of conforming to U.S. GAAP:

The adjustments to reported net income required to conform with accounting principles generally accepted in the United States are as follows:

	Year Ended December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Net income as reported under Chilean GAAP	36,464,835	55,020,425	39,454,037
Charge to income for the mark-to-market adjustment on treasury
lock agreements (paragraph (a))	-	(1,009,873)	(10,975,604)
Reversal of technical revaluation (Including revaluation on fixed assets retired during the year (paragraph (c))
— Cost	86,009	(52,607)	4,694,322
— Accumulated depreciation	1,678,965	1,419,667	(3,672,799)
Asset retirement obligation (paragraph (s)):	-	(14,454)	(11,995)
Capitalized interest (paragraph (g))	(87,972)	(959,878)	(958,758)
Recognition of a loss from an analysis of Impairment of Long-
Lived Assets (paragraph
(m))	3,634,520	-	637,848
Intangibles (paragraph (e)):	(809,120)	200,960	201,512
Effect of U.S. GAAP adjustments on investments in related
companies (paragraph (k))	583,026	(800,228)	(157,954)
Difference between equity and cost method of accounting for
investments (paragraph (i)):	(500,678)	(503,123)	-
Goodwill (paragraph (h)):	370,054	458,566	522,328
Reversal of contingent gain (paragraph (n))	-	-	3,135,343
Long term compensation (paragraph (t))	-	-	(297,131)
Staff severance indemnities (paragraph (f)):	(90,913)	9,092	9,091
Complementary pension and post-retirement benefits (paragraph
(l)):	(599,764)	(175,337)	(29,972)
Reclassification of additional minimum liability, net of tax
(paragraph (l))	677,959	(529,378)	-
Deferred tax effects of U.S. GAAP adjustments (paragraph (d))	(1,253,112)	384,386	(991,872)
Adjustment to deferred income taxes (paragraph (d))	(7,165,212)	(2,808,988)	812,830
Interest rate swap (paragraph (p))	(877,417)	(1,131,451)	1,608,684
Forward exchange contracts (paragraph (q))	2,034,148	(12,004)	-
Foreign exchange contracts not effective as hedges (paragraph (j))	10,492	10,492	10,492
Interest on account receivable from main shareholder, net of tax
(paragraph (o))	(27,464,120)	(16,294,066)	(2,037,448)
Deferred tax effects resulting from difference in functional currency	(2,888,063)	(3,882,479)	584,625

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

(paragraph (b)):
Reversal of price level restatement (paragraph (b)):	4,546,912	8,959,926	11,687,721
Transactions gains and losses resulting from difference in
functional currency (paragraph (b)):	25,790,919	(6,772,457)	(23,873,224)
Reclassification of discontinued operations (paragraph (u))	3,240,040	-	-
Effect of minority interest on U.S. GAAP adjustments (paragraph
(b))	(9,603)	120,561	300,534
Effect of minority interest on remeasurement adjustment	(656,836)	19,002	204,261
Effect of change in functional currency on equity method investees
(paragraph (b))	5,252,960	(11,429,401)	(3,201,093)
Deferred costs TermoAndes-InterAndes debt (paragraph (w))	-	-	(966,580)
Reversal of gain in Escondida settlement (paragraph (v))	-	-	(6,199,257)

Income from continuing operations	41,968,029	20,227,353	10,489,941

(Loss) discontinued operations net of tax benefit of ThCh$539,064
in 2002 (paragraph (u))	(2,700,977)	-	-
Income in accordance with U.S. GAAP before cumulative effect
of change in accounting principle	39,267,052	20,227,353	10,489,941

Cumulative effect of change in accounting principle for SFAS No.
143 net of tax of ThCh$42,857 (paragraph (s))	-	(209,246)	-

Net income in accordance with U.S. GAAP	39,267,052	20,018,107	10,489,941

Other comprehensive income
Cumulative translation adjustment (paragraph (b))	32,385,371	(53,501,566)	(37,863,708)
Cash flow hedge (paragraph (p))	(3,710,249)	3,379,808	6,095,216
Cash flow forwards (paragraph (q))	-	-	(3,795,702)
Additional minimum liability (paragraph (l))	(677,959)	677,959	-

Comprehensive income (loss) in accordance with U.S. GAAP	67,264,215	(29,425,692)	(25,074,253)

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

Effects of conforming to U.S. GAAP

The adjustments required to conform shareholders’ equity amounts to U.S. GAAP are as follows:

	Year Ended December 31,

	2003	2004
	ThCh$	ThCh$

Shareholders’ equity as reported under Chilean GAAP	828,818,983	821,793,702
Charge to income for the mark-to-market adjustment on treasury lock
agreements (paragraph (a)):	(1,009,873)	(11,985,477)
Reversal of technical revaluation (Including revaluation on fixed asset retired during the year) (paragraph (c)):
Cost	(42,685,593)	(37,991,271)
Accumulated depreciation	31,823,332	28,150,534
Asset retirement obligation (paragraph (s)):	(266,555)	(278,550)
Capitalized interest, net of depreciation (paragraph (g))	18,966,765	18,008,007
Recognition of a loss from an analysis of the impairment of long-lived
assets (paragraph (m)):	(23,966,946)	(23,329,098)
Intangibles (paragraph (e)):	(1,608,794)	(1,407,282)
Effect of U.S. GAAP adjustments on investments in related companies
(paragraph (k)):	(2,350,586)	(2,508,540)
Difference between equity and cost accounting for investments
(paragraph (i)):	(369,868)	(369,868)
Goodwill (paragraph (h)):	3,162,934	3,685,262
Long term compensation plans (paragraph (t))	-	(297,131)
Staff severance indemnities (paragraph (f)):	(81,822)	(72,731)
Complementary pension and post-retirement benefits (paragraph (l)):	(626,520)	(656,492)
Interest rate swap (paragraph (p)):	(11,379,697)	-
Forward exchange contract (paragraph (q)):	(13,971)	(4,589,967)
Foreign exchange contracts not effective as hedges (paragraph (j)):	(220,337)	(209,845)
Reversal of contingent gain (paragraph (n)):	(3,135,343)	-
Deferred tax effects of U.S. GAAP adjustments (paragraph (d))	5,390,978	5,179,401
Adjustment to deferred income taxes (paragraph (d)):	(53,035,189)	(52,222,360)
Accrual for minimum dividends (paragraph (r)):	(16,506,127)	-
Reclassification of account receivable from main shareholder
(paragraph (o))	(201,807,788)	-
Reversal of price level restatement (paragraph (b)):	(266,556,755)	(274,399,901)
Cumulative translation adjustment (paragraph (b)):	39,476,573	1,612,866
Effect of change in functional currency on equity method investees
(paragraph (b)):	3,282,117	11,340,079
Transactions gains and losses resulting from change in functional
currency (paragraph (b)):	51,582,207	27,708,983
Effect of minority interest on U.S. GAAP adjustment:	381,567	682,102
Effect of minority interest on remeasurement adjustment:	1,685,792	1,890,053
Deferred costs on TermoAndes and InterAndes Debt Refinancing
(paragraph (w))	-	(966,580)
Reversal of gain Escondida (paragraph (v)	-	(6,199,257)

Shareholders’ equity in accordance with U.S. GAAP	358,949,483	502,566,639

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

The following summarizes the changes in shareholders’ equity under U.S. GAAP during the years ended December 31, 2003 and 2004:

	Year Ended December 31,

	2003	2004
	ThCh$	ThCh$

Balance at January 1,	394,793,332	358,949,483
Capital increase of 714,084,243 shares	-	62,268,146
Increase in equity related to interest on account receivable from main shareholder	15,896,650	2,037,448
Interest on account receivable from main shareholder	(15,896,650)	(2,037,448)
Payments of account receivable from main shareholder	29,379,499	179,116,198
Accrual for minimum dividends	(5,430,904)	-
Dividend payment	(29,779,535)	(72,990,066)
Stock based compensation plans	-	297,131
Chivor additional minimum liability, net of tax	661,423	-
Cash flow hedge, net of tax	3,297,374	2,299,514
Cumulative translation adjustment	(53,501,566)	(37,863,708)
Net income in accordance with U.S. GAAP	19,529,860	10,489,941

Balance at December 31,	358,949,483	502,566,639

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

The condensed balance sheets as of December 31, 2003 and 2004, and statements of income and cash flows for the three years then ended, remeasured into U.S. dollars and translated into Chilean Pesos under U.S. GAAP, after giving effect to the adjustments detailed above, are presented only for the convenience of the readers and would be as follows:

Condensed Balance Sheets:

	As of December 31,

	2003	2004
	ThCh	ThCh$

ASSETS
Current assets
Inventories	13,876,383	20,294,335
Other current assets	105,877,842	117,561,641

Total current assets	119,754,225	137,855,976

Non-current assets
Net property, plant and equipment	961,252,926	863,582,160
Other non current assets	148,194,132	109,161,368

Total other non-current assets	1,109,447,058	972,743,528

TOTAL ASSETS	1,229,201,283	1,110,599,504

LIABILITIES
Current Liabilities	187,085,484	87,832,373

Long term Liabilities
Long term bank liabilities	169,589,268	96,102,912
Bonds payable	454,306,799	392,682,924
Other non-current liabilities	53,992,429	25,057,727

Total long term liabilities	677,888,496	513,843,563

Total liabilities	864,973,980	601,675,936

Minority interest	5,277,820	6,356,929

TOTAL SHAREHOLDERS’ EQUITY	358,949,483	502,566,639

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,229,201,283	1,110,599,504

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

Condensed Statement of Income

	Year Ended December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

INCOME STATEMENT:
Operating revenues	358,375,024	315,392,619	381,694,681
Operating costs and expenses:
Cost of sales	(221,051,670)	(203,292,895)	(247,891,041)
Selling, general and administrative expenses	(19,917,720)	(15,196,034)	(17,586,400)

Operating Income	117,405,634	96,903,690	116,217,240

Interest expense	(76,115,852)	(50,629,801)	(60,469,631)
Interest income	9,398,475	3,110,353	3,571,565
Other income (expense)	(7,130,551)	(7,059,872)	(9,458,382)
Foreign exchange gain (loss)	8,016,838	(18,634,863)	(20,866,228)

Income before income taxes	51,574,544	23,689,507	20,994,565
Income taxes	(13,028,422)	(9,690,846)	(18,089,468)

Income before minority interest and equity in earnings	38,546,122	13,998,661	10,905,096
Minority interest	(2,539,087)	(1,677,531)	(1,625,966)
Equity in earnings of affiliated companies	4,937,384	7,412,872	1,210,811

Income from continuing operations	40,944,419	19,734,002	10,489,941

Discontinued operations net of tax	(2,635,100)	-	-
Income before cumulative effect of change in accounting
principle	38,309,319	19,734,002	10,489,941

Cumulative effect of change in accounting principle, net of tax	-	(204,142)	-

Net income	38,309,319	19,529,860	10,489,941

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

Condensed Statement of Cash Flows:

Information for inclusion in the statement of cash flows required by U.S. GAAP, is as follows:

	For the year ended December 31,

	2002	2003	2004
	ThCh$)	ThCh$	ThCh$

Net cash flow provided by operating activities	75,026,873	121,421,400	98,760,876
Net cash flow provided by (used in) investing activities	(3,628,373)	(1,716,815)	147,328,164
Sales of permanent investments (1)	5,083,465	11,968	3,811,777
Net cash flow (used in) financing activities	(101,920,106)	(93,866,842)	(237,199,989)
Proceeds from issuance of shares (1)	7,149	-	-
Dividends paid (1)	(3,065,580)	(29,779,535)	(89,093,796)
Repayment of loans (1)	(88,608,178)	(66,827,444)	(190,449,999)
Increase (decrease) in cash and cash equivalents	(30,521,606)	25,837,743	8,889,051
Cash and cash equivalents at the beginning of the year	65,316,840	40,952,482	58,587,880
Exchange difference	6,157,248	(8,202,346)	73,469

Cash and cash equivalents at end of year	40,952,482	58,587,880	67,550,400

(1)	These items consist of those which exceed 10% of the net cash flow provided by operating activities averaged for the last three years.

For the purposes of the U.S. GAAP statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents:

	As of December 31

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Cash	4,630,499	3,498,746	4,749,223
Time deposits that are cash equivalents	23,101,688	10,262,304	25,996,519
Other deposit instruments that are cash equivalents (1)	13,220,295	44,826,830	36,804,658

Total cash and cash equivalents	40,952,482	58,587,880	67,550,400

(1)	These items consist of investments made for cash management purposes with original maturities of less than three months and are included in the balance sheet with similar investments with longer terms in “Other current assets”.
See Note 7.

Supplementary Cash Flow information

	Years Ended December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Interest paid, net of capitalized interest	74,720,153	48,016,327	52,725,271
Taxes paid	175,076	73,848	294,846

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

y) Accumulated other comprehensive income

In accordance with SFAS No. 130, "Reporting Comprehensive Income" the Company reports a measure of all changes in shareholders’ equity that result from transactions and other economic events in the period other than transactions with owners ("comprehensive income"). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity. The components of other comprehensive income are reported net of the related tax effects.

The following represents accumulated other comprehensive income balances as of December 31, 2003 and 2004.

	2003

	Effect of U.S. GAAP ThCh$

			Chivor	Accumulated
	Cumulative		additional	other
	translation	Cash flow	minimum/	comprehensive
	adjustment	hedge	liability	income

Beginning balance	103,679,574	(9,475,024)	(677,959)	93,526,591
Credit (charge) for the period	(53,501,566)	3,379,808	677,959	(49,443,799)

Ending balance	50,178,008	(6,095,216)	-	44,082,792

Related tax effect	-	1,819,897	-	1,819,897

	2004

	Effect of U.S. GAAP ThCh$

				Accumulated
	Cumulative		Forward	other
	translation	Cash flow	Exchange	comprehensive
	adjustment	hedge	Contract	income

Beginning balance	50,178,008	(6,095,216)	-	44,082,792
Credit (charge) for the period	(37,863,708)	6,095,216	(3,795,702)	(35,564,194)

Ending balance	12,314,300	-	(3,795,702)	8,518,598

Related tax effect	-	-	(777,433)	(777,433)

II. Additional Disclosure Requirements:

a) Earnings per share

1) Basic earnings per share

	Year Ended December 31,

	2002	2003	2004

Income from continuing operations	7.3982	3.5657	1.7227
Loss on discontinued operations	(0.4761)	-	-
Cumulative effect of change in accounting principle	-	(0.0369)	-

Basic earnings per share (U.S. GAAP)	6.9221	3.5288	1.7227

Weighted average number of shares outstanding (in thousands)	5,672,753	5,672,753	6,089,302

2) Diluted earnings per share

There was no conversion of bonds to stock as of December 31, 2003 (the calculation for December 31, 2004 has not been included as the Company’s convertible bonds were completely redeemed on May 31, 2004). Therefore, diluted earnings per share are equal to the basic earnings per share as of December 31, 2003 and 2004.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

The calculation for December 31, 2002 for the effect of the bond conversion has not been included as if would have been anti-dilutive on the income from continuing operations line.

b) Income taxes:

The provision for income taxes differs under Chilean GAAP from the charge calculated in accordance with U.S. GAAP, as a result of the following differences:

			2002

	Chile	Colombia	Argentina	Dom. Rep.	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Current income taxes as determined
under Chilean GAAP	-	214,330	49,574	750,211	1,014,115
Deferred income taxes as determined
under Chilean GAAP	11,271,940	(7,933,556)	(2,647,503)	-	690,881
U.S. GAAP adjustments:
Deferred tax effect applying SFAS No.
109	764,821	6,207,540	192,851	-	7,165,212
Deferred tax effect of U.S. GAAP
adjustments	987,854	-	(273,806)	-	714,048
Deferred tax effect in remeasuring	2,888,063	-	-	-	2,888,063
Adjustments for remeasurement	342,748	-	-	-	342,748
Discontinued operations	539,064	-	-	-	539,064

Expense (benefit) for the period
under U.S. GAAP	16,794,490	(1,511,686)	(2,678,884)	750,211	13,354,131

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

	2003

	Chile	Colombia	Argentina	Dom. Rep.	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Current income taxes as determined
under Chilean GAAP	143,383	10,849	-	693,146	847,378
Deferred income taxes as determined
under Chilean GAAP	424,724	3,870,592	(275,597)	-	4,019,719
U.S. GAAP adjustments:
Deferred tax effect applying SFAS
No. 109	268,117	2,447,480	93,391	-	2,808,988
Deferred tax effect of U.S. GAAP
adjustments	(295,474)	-	(88,912)	-	(384,386)
Deferred tax effect in remeasuring	3,882,479	-	-	-	3,882,479
Adjustments for remeasurement	(1,241,061)	-	-	-	(1,241,061)

Expense (benefit) for the period
under U.S. GAAP	3,182,168	6,328,921	(271,118)	693,146	9,933,117

	2004

	Chile	Colombia	Argentina	Dom. Rep.	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Current income taxes as determined
under Chilean GAAP	566,180	4,046,776	-	499,496	5,112,452
Deferred income taxes as determined
under Chilean GAAP	2,385,984	13,659,836	(2,663,221)	-	13,382,599
U.S. GAAP adjustments:
Deferred tax effect applying SFAS
No. 109	(802,037)	(24,374)	13,581	-	(812,830)
Deferred tax effect of U.S. GAAP
adjustments	(2,683,923)	-	3,675,795	-	991,872
Deferred tax effect in remeasuring	(584,625)	-	-	-	(584,625)

Expense (benefit) for the period
under U.S. GAAP	(1,118,421)	17,682,238	1,026,155	499,496	18,089,467

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	2003			2004

	SFAS No. 109 applied to Chilean GAAP Balances	SFAS No. 109 Applied to US GAAP Adjustments	Total Deferred Taxes under SFAS No.109	SFAS No. 109 applied to Chilean GAAP Balances	SFAS No. 109 Applied to US GAAP Adjustments	Total Deferred Taxes under SFAS No.109

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred income tax assets:
Tax loss carry forwards (1)	42,278,292	-	42,278,292	29,096,937	-	29,096,937
Impairment of long-lived assets	-	4,074,381	4,074,381	-	3,965,947	3,965,947
Cash flow hedge	464,520	3,675,798	4,140,318	850,609	-	850,609
Forward exchange contracts	-	2,375	2,375	-	780,294	780,294
Unearned income.	-	-	-	2,741,297	-	2,741,297
Discount on bonds payable	-	-	-	-	-	-
Pension	-	75,318	75,318	-	155,770	155,770
Equity share in net income of related
Companies	1,794,273	-	1,794,273	2,702,304	-	2,702,304
Other deferred assets for taxable losses	-	-	-	3,243,054	-	3,243,054
Reversal of gain Escondida	-	-	-	-	1,081,710	1,081,710
Asset retirement obligation
accumulated	-	42,858	42,858	-	45,314	45,314
Other	1,975,422	707,142	2,682,563	619,785	202,031	821,816

Total deferred income tax assets	46,512,507	8,577,872	55,090,378	39,253,986	6,231,066	45,485,052

Deferred income tax liabilities:
Staff severance indemnities	(147,073)	-	(147,073)	(129,611)	-	(129,611)
Amortization of intangibles	(273,495)	-	(273,495)	(241,955)	-	(241,955)
Depreciation	(101,737,431)	-	(101,737,431)	(106,289,540)	-	(106,289,540)
Capitalized interest	-	(3,224,350)	(3,224,350)	-	(3,061,361)	(3,061,361)
Deferred expenses in debt issuance	-	-	-	(5,756,776)	2,037,531	(3,719,245)
Taxable costs recorded as financial
asset	-	-	-	(346,675)	-	(346,675)
Adjustment to deferred income
taxes for change in functional currency	-	40,240,909	40,240,907	-	37,382,679	37,382,680
Other	(5,423,848)	37,456	(5,386,389)	(735,087)	(27,835)	(762,924)

Total deferred income tax
liabilities	(107,581,847)	37,054,015	(70,527,831)	(113,499,644)	36,331,014	(77,168,631)

Net deferred tax liabilities from
application of SFAS No. 109	(61,069,340)	45,631,887	(15,437,453)	(74,245,659)	42,562,080	(31,683,579)

c) Segment information:

1. Information by business segments

Effective March 2004, we have modified the definition of operating segments since the filing of our last annual report (Form 20-F/A for the year ended December 31, 2003, which was filed on March 18, 2004), as we have changed the structure of its internal organization in a manner that causes the composition of its reportable segment to change. This redefinition recognizes that within Chile, we sell electric generation in two separated markets with distinct economic characteristics, the SIC and the SING. As a result, given that our facilities located in Argentina, are utilized only to supply electricity to Chile’s SING market, we have re-designated the generation associated with these facilities to the “SING” operating segment. Similarly, we have separated the sales made by AES Gener in Chile between the two markets. The definition for the sales made by Chivor, our only facility located in Colombia, continue to be identified as the “Colombia” operating segment. The “Other” operating segment is also unchanged from our previous report; this segment consists of our businesses in Chile which are not related to the generation of electricity, such as fuel sales.

The Company’s segment information is presented in accordance with Chilean GAAP. The principal measurement differences between Chilean GAAP and U.S. GAAP as they relate to the Company are the result of differences in the accounting for: (i) functional currency, (ii) price-level adjustments, (iii) investments accounted for under the equity method, (iv) the difference between the cost and equity methods, and (v) deferred taxes. Management uses Chilean GAAP gross

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

profit/ (loss) before depreciation as its measure of segment profitability. In the tables below, this measure is referred to as segment operating profit

The following table summarizes segment and geographic information (Chilean GAAP) in accordance with the Company’s previous operating segment definitions, as filed in the annual report for the period ending December 31, 2003 (Form 20-F/A filed on March 18, 2004) :

Year Ended December 31, 2002	Chilean	Argentinean
ThCh$	Operations	Operations	Chivor	Other	Total

Revenues from external customers	297,001,406	7,222	83,741,123	2,863,171	383,612,922
Revenues from transactions with other
operating segments of the same enterprise	90,319,039	31,444,927	87,198	1,860,377	123,711,541
Interest income	34,663,582	753,437	1,392,251	413,788	37,223,058
Interest expense	(40,004,322)	(13,564,310)	(21,708,496)	(864)	(75,277,992)
Depreciation	(32,192,244)	(9,536,062)	(9,593,977)	(23)	(51,322,306)
Segment operating profit	166,141,518	(10,378,806)	36,994,495	2,239,665	194,996,872
Price-level restatement	14,572,890	(13,114,262)	(20,231,333)	213,238	(18,559,467)
Total assets	1,154,047,457	286,788,450	494,638,264	15,657,225	1,951,131,396
Loss from equity-method investees	(87,070)	(307,618)	-	-	(394,688)
Capital expenditures	(4,211,466)	(39,103)	(164,745)	-	(4,415,314)

Year Ended December 31, 2003	Chilean	Argentine
ThCh$	Operations	Operations	Chivor	Other	Total

Revenues from external customers	288,192,514	18,033	80,681,920	2,497,721	371,390,188
Revenues from transactions with other
operating segments of the same enterprise	93,360,320	30,500,876	75,907	-	123,937,103
Interest income	21,333,318	340,832	1,310,220	378,989	23,363,359
Interest expense	(34,476,306)	(10,963,976)	(10,786,230)	(143)	(56,226,655)
Depreciation	(31,269,493)	(7,913,891)	(7,948,970)	(2)	(47,132,356)
Segment operating profit	146,105,371	(9,210,925)	37,931,391	2,499,975	177,325,812
Price-level restatement	(69,814,159)	3,513,938	53,289,968	(936,204)	(13,946,457)
Total assets	1,050,178,353	223,754,291	410,092,537	14,451,467	1,698,476,648
Earning from equity-method investees	10,062,471	-	-	-	10,062,471
Capital expenditures	(1,902,257)	(252,409)	(521,975)	-	(2,676,641)

Year Ended December 31, 2004	Chilean	Argentine
ThCh$	Operations	Operations	Chivor	Other	Total

Revenues from external customers	314,464,534	6,390	73,348,143	2,993,441	390,812,508
Revenues from transactions with other
operating segments of the same enterprise	105,004,864	28,575,055	-	-	133,579,919
Interest income	4,676,483	133,239	546,206	361,568	5,717,496
Interest expense	(32,365,248)	(9,019,137)	(11,421,406)	(2,160)	(52,807,951)
Depreciation	(30,470,640)	(7,130,063)	(7,078,640)	-	(44,679,343)
Segment operating profit	143,828,510	(14,742,660)	39,858,891	2,993,104	171,937,845
Price-level restatement	(14,870,696)	(564,729)	18,935,634	(1,256,378)	2,243,831
Total assets	879,456,423	181,177,233	372,640,660	15,540,490	1,448,814,806
Earning from equity-method investees	4,569,857	-	-	-	4,569,857
Capital expenditures	(22,597,170)	(4,252,126)	(1,035,149)	-	(27,884,445)

The following table summarizes the operating segments in accordance with the Company’s updated operating segment definitions described above:

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

Year Ended December 31, 2002
ThCh$	SIC	SING	Colombia	Other	Total

Revenues from external customers	202,016,478	94,992,150	83,741,123	2,863,171	383,612,922

Revenues from transactions with other
operating segments of the same enterprise	81,920,282	39,843,684	87,198	1,860,377	123,711,541
Interest income	34,617,517	799,502	1,392,251	413,788	37,223,058
Interest expense	(38,102,082)	(15,466,550)	(21,708,496)	(864)	(75,277,992)
Depreciation	(23,242,211)	(18,486,095)	(9,593,977)	(23)	(51,322,306)
Segment operating profit	61,644,973	94,117,739	36,994,495	2,239,665	194,996,872
Price-level restatement	16,304,546	(14,845,918)	(20,231,333)	213,238	(18,559,467)
Total assets	1,017,268,117	423,567,790	494,638,264	15,657,225	1,951,131,396
Loss from equity-method investees	(87,070)	(307,618)	-	-	(394,688)
Capital expenditures	(4,211,466)	(39,103)	(164,745)	-	(4,415,314)

Year Ended December 31, 2003
ThCh$	SIC	SING	Colombia	Other	Total

Revenues from external customers	199,444,460	88,766,087	80,681,920	2,497,721	371,390,188
Revenues from transactions with other
operating segments of the same enterprise	92,304,600	31,556,596	75,907	-	123,937,103
Interest income	21,274,572	399,578	1,310,220	378,989	23,363,359
Interest expense	(33,713,618)	(11,726,664)	(10,786,230)	(143)	(56,226,655)
Depreciation	(22,245,235)	(16,938,149)	(7,948,970)	(2)	(47,132,356)
Segment operating profit	81,083,659	55,810,787	37,931,391	2,499,975	177,325,812
Price-level restatement	(75,139,972)	8,839,751	53,289,968	(936,204)	(13,946,457)
Total assets	882,135,958	391,796,686	410,092,537	14,451,467	1,698,476,648
Earning (loss) from equity-method
investees	10,062,471	-	-	-	10,062,471
Capital expenditures	(1,902,257)	(252,409)	(521,975)	-	(2,676,641)

Year Ended December 31, 2004
ThCh$	SIC	SING	Colombia	Other	Total

Revenues from external customers	228,593,206	85,877,718	73,348,143	2,993,441	390,812,508
Revenues from transactions with other
operating segments of the same enterprise	104,026,826	29,553,093	-	-	133,579,919
Interest income	4,671,938	137,784	546,206	361,568	5,717,496
Interest expense	(30,383,970)	(11,000,415)	(11,421,406)	(2,160)	(52,807,951)
Depreciation	(21,674,344)	(15,926,359)	(7,078,640)	-	(44,679,343)
Segment operating profit	120,781,313	8,304,537	39,858,891	2,993,104	171,937,845
Price-level restatement	(18,542,040)	3,106,615	18,935,634	(1,256,378)	2,243,831
Total assets	703,373,888	357,259,768	372,640,660	15,540,490	1,448,814,806
Earning (loss) from equity-method
investees	4,580,432	(10,575)	-	-	4,569,857
Capital expenditures	(1,984,838)	(24,864,458)	(1,035,149)	-	(27,884,445)

2. Reconciliation of reportable segment total to consolidated total

	Year Ended	Year Ended	Year Ended
	December 31, 2002	December 31, 2003	December 31, 2004
	ThCh$	ThCh$	ThCh$

Segment operating profit	194,996,872	177,325,812	171,937,845
Depreciation	(51,322,306)	(47,132,356)	(44,679,343)

Chilean GAAP gross profit	143,674,566	130,193,456	127,258,502

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

d) Investments in related companies:

The following tables show the condensed financial information of related companies accounted for using the equity method. All amounts are in thousands of constant Chilean pesos as of December 31, 2004 purchasing power.

The condensed information shown here has been taken from the companies’ financial statements prepared in accordance with Chilean GAAP. For the overall effect that the application of U.S. GAAP has on the financial statements of these companies, see paragraph i) in Note 37 above.

EMPRESA ELECTRICA GUACOLDA S.A.

		December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Percentage interest	50.00%	50.00%	50.00%
Current assets	18,982,246	32,469,251	27,304,345
Non-current assets	212,577,032	209,480,895	203,702,121

Total assets	231,559,278	241,950,146	231,006,466

Current liabilities	91,695,740	29,422,540	27,631,042
Non-current liabilities	55,414,490	111,894,791	98,853,994

Total liabilities	147,110,230	141,317,331	126,485,036

Net sales	65,576,564	64,990,218	69,410,649
Gross profit	24,937,600	17,439,984	14,282,888
Net income	1,677,519	16,195,262	5,453,092

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

EMPRESA GENERADORA DE ELECTRICIDAD ITABO S.A.

		December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Percentage interest	25.01%	25.01%	25.01%
Current assets	46,854,760	54,738,158	79,425,126
Non-current assets	239,265,836	198,653,545	171,434,657

Total assets	286,120,596	253,391,703	250,859,783

Current liabilities	26,009,150	34,633,783	42,173,904
Non-current liabilities	6,604,464	6,401,838	6,988,639

Total liabilities	32,613,614	41,035,621	49,162,543

Net sales	96,523,232	84,383,051	101,472,563
Gross profit	4,909,259	17,647,312	19,298,087
Net income (loss)	(7,515,847)	4,598,948	7,220,528

e) Short term and long term liabilities

As of December 31, 2003, the Company’s liabilities include loan agreements entered into by TermoAndes and InterAndes with a syndicate of banks led by Deutsche Bank. This debt was refinanced in the first half of 2004 and the remaining portion was transferred directly to AES Gener.

The following table presents the approximate annual maturities of debt for the years after 2004:

ThCh$

2005	22,740,653
2006	18,895,368
2007	19,097,184
2008	20,716,907
2009	20,901,737
Thereafter	16,491,716

Total	118,843,565

The restructuring of AES Gener’s outstanding indebtedness resulted in a net loss on the redemption of debt of ThCh$3,281,176.

As of December 31, 2004 the amount is detailed as follows:

ThCh$

Non-conversion premium	2,249,276
Loss on early redemption of debt	2,640,584
Interest rate swap (gain)	(1,608,684)

Total	3,281,176

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

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

For cash, short term deposits and investments, and current receivables and payables, the carrying amounts approximate the fair value due to the short term maturity of these instruments.

For interest earning assets and short-term interest bearing assets and liabilities, which are contracted at variable interest rates, the book value is considered to be equivalent to their fair value.

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

For the Company's long term fixed rate debt, the contractual cash flows were discounted at prevailing interest rates at the balance sheet dates.

		Estimated fair		Estimated fair
	Book value	value	Book value	value
	2003	2003	2004	2004
	ThCh$	ThCh$	ThCh$	ThCh$

Assets
Cash	3,498,746	3,498,746	4,749,223	4,749,223
Time deposits	10,384,545	10,384,545	25,996,519	25,996,519
Trade accounts receivable	30,101,310	30,101,310	28,984,250	28,984,250
Money market funds	4,909,587	4,909,587	3,341,314	3,341,314
Other investments	47,283,186	47,283,186	44,770,457	44,770,457
Liabilities
Short term debt	120,332,843	167,122,850	36,106,995	56,839,747
Long term debt	639,493,469	590,644,118	488,785,836	487,409,694
Derivative financial
instruments(1)	19,841,347	19,841,347	43,543,903	43,543,903

(1)	AES Gener enters into forward exchange swaps, interest rate swaps, foreign currency forward contract agreements and treasury lock agreements in order to hedge its exposure to non-U.S. dollar foreign currency and interest rate fluctuations related to long term bank liabilities, forecast transactions for financial restructuring, and bonds payable. The Company also from time to time enters into foreign currency exchange contracts to transfer its exposure in U.S. dollars to an exposure in UF. The Company's accounting policy for such contracts is described in Note 1.

The Company is exposed to credit related losses in the event of non-performance by counterparties to these financial instruments, but does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

exposure of foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

The notional amounts, carrying amounts and fair values of these contracts are as follows:

	As of December 31, 2003			As of December 31, 2004

	Notional	Carrying	Fair	Notional	Carrying	Fair
	amount	Amount	Value	Amount	Amount	Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Forward exchange swaps	2,443,190	2,429,219	2,429,219	43,559,870	38,969,903	38,969,903
Interest rate swap	103,543,707	12,750,385	12,750,385	-	-	-
Treasury lock agreements	121,729,000	1,009,873	1,009,873	-	-	-
Foreign currency forward
contracts	3,468,395	3,651,870	3,651,870	6,325,380	5,574,000	5,574,000

Total	231,184,292	19,841,347	19,841,347	49,885,250	43,543,903	43,543,903

The amount of credit risk to which the Company is exposed in the event of non-performance by counterparties under these agreements is shown by the fair values of the gross amount receivable by the Company in the above table.

g) Disclosure regarding interest capitalization:

	Years Ended December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Interest cost incurred	75,277,992	56,226,655	52,807,951
Interest capitalized under Chilean GAAP	111,592	151,405	82,680
Interest capitalized under U.S. GAAP	949,963	151,405	82,680

h) Employee Benefit Plans

Gener and its subsidiaries sponsor various benefit plans for its current and retired employees. A description of such benefits is as follows:

I. Staff Severance Indemnities

Pursuant to agreements between the Company and its active employees, the Company has committed to provide a lump sum payment to each employee with more than five years of service, at the end of his or her employment, based upon total years of service.

The provision for staff severance indemnities is calculated in accordance with the policy set forth in note 1(q), using the current salary levels and expected remaining years of service of all employees covered under the agreement and an assumed discount rate of 8%.

The present value of the liability for staff severance indemnity as of December 31, 2003 and 2004 was ThCh$3,775,245 (ThUS$6,773) and ThCh$4,558,768 (ThUS$8,179), respectively. Amounts charged to income related to staff severance indemnities were ThCh$1,179,967 (ThUS$2,117), ThCh$273,206 (ThUS$490) and ThCh$1,380,481 (ThUS$2,477) for the years ended December 31, 2002, 2003 and 2004, respectively. Payments for the years ended December 31, 2002, 2003 and 2004 were ThCh$874,238 (ThUS$1,568), ThCh$120,915 (ThUS$217) and ThCh$487,033 (ThUS$874), respectively.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

II. Other Benefits for Retired Personnel

Certain benefits are provided only to retired personnel. These benefits include: electric service rate subsidies, additional medical insurance and supplementary pension benefits. No active employees are entitled to these benefits when they retire. For the years ended December 31, 2002, 2003 and 2004, the Company paid ThCh$319,846 (ThUS$574) , ThCh$715,749 (ThUS$1,284) and ThCh$693,561 (ThUS$1,244), respectively.

i) Electrical service rate

This benefit subsidizes a portion of the electric service payment that distribution companies Chilectra and Chilquinta charge retired employees. The electric rate subsidies result in the eligible retired employees paying approximately 30% of their total monthly electricity costs, with AES Gener paying the difference.

ii) Medical benefits

This benefit provides supplementary health insurance and continues in the event of death of the retiree, in favor of the surviving spouse. It is measured assuming a trend for future medical costs.

iii) Supplementary pension benefits

Retired employees receive a monthly benefit designed to cover a portion, up to a maximum of 50%, of the difference between their salary at the point of retirement and the theoretical pension that would have been received had the employee reached the legal retirement age of the Institución de Previsión Social (“Institute of Social Welfare”). This benefit expires at the time of death of the retiree.

Under U.S. GAAP, pension and other post-retirement employee benefits have been accounted for in accordance with SFAS No. 87 and SFAS No. 106, respectively. The Company’s policy is to recognize actuarial gains and losses immediately in the income statement. The Company uses a December 31 measurement date for its employee benefit plans. The Company’s employee benefit plans are unfunded. The accumulated benefit obligation was equal to the projected benefit at December 31, 2003 and 2004. In 2005, the Company expects to contribute ThCh$347,087 (ThUS$623) and ThCh$418,842 (ThUS$751) to its pension and post-retirement benefit plans, respectively.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

The following information summarizes AES Gener's pension and post-retirement benefit plans under U.S. GAAP:

	Pension Benefits		Other Benefits

	2003	2004	2003	2004
Changes in Benefit Obligations	ThCh$	ThCh$	ThCh$	ThCh$

Benefit obligations at January 1	(2,222,368)	(2,200,410)	(2,977,558)	(3,370,594)
Interest cost	(177,789)	(176,033)	(238,205)	(269,648)
Actuarial loss	(155,262)	(42,141)	(515,571)	(25,498)
Benefits paid	355,009	344,971	360,740	348,589

Benefit obligations at December 31	(2,200,410)	(2,073,613)	(3,370,594)	(3,317,151)

Funded status of the plans	(2,200,410)	(2,073,613)	(3,370,594)	(3,317,151)
Unrecognized net transition obligation	135,112	-	955,982	860,314

Net liability recorded under U.S. GAAP	(2,065,298)	(2,073,613)	(2,414,612)	(2,456,837)

Amounts recognized in the statement of financial position
consist of:
Accrued benefit liability	(2,200,410)	(2,073,613)	(2,414,612)	(2,456,837)
Intangible assets	135,112	-	-	-

Net liability recorded under U.S. GAAP	(2,065,298)	(2,073,613)	(2,414,612)	(2,456,837)
Assumptions as of December 31
Discount rate (nominal rate)	8%	8%	8%	8%
Components of net periodic benefit cost
Interest cost	(177,789)	(176,033)	(238,205)	(269,648)
Actuarial loss	(155,262)	(42,141)	(515,571)	(25,498)
Amortization of transition obligation	(135,111)	(135,112)	(95,513)	(95,668)

Net periodic benefit cost	(468,162)	(353,286)	(849,289)	(390,814)

The assumption in the trend rate for medical benefits has a significant effect on the amounts reported for the medical benefit plan.

For measurement purposes, a 3% trend cost rate was assumed to measure the expected cost of Electrical and Health Care benefits.

The effect of a one-percentage-point increase and the effect of a one-percentage-point decrease in the assumed health care cost trend rates on the aggregate of the service and interest cost components of net periodic postretirement health care benefit costs and the accumulated postretirement benefit obligation for health care benefits, would be the following;

	1 Percentage	1 Percentage
	Point increase	Point decrease
	ThCh$	ThCh$

Effect on total interest cost	3,267	(3,714)
Effect on post-retirement benefit obligations	326,670	(371,432)

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

Pension Retirement Benefits—Chivor

In addition to the benefits discussed above, Colombian law requires that benefits be paid to all retired employees who have reached certain age and length of service requirements. In accordance with Law No. 100 of 1993, beginning on April 1, 1994, Chivor has funded its obligation through payments made to the Instituto de Seguros Sociales ("Colombian Institute of Social Security") and other private pension funds. For retirees not covered by the provisions of Law No. 100, (10 in 1998 and zero in 1997), Chivor obtains an actuarial report each year updating the value of its pension obligation. During 2003, the plan was amended due to the enactment of Law No. 797. The law established a new system to determine the amount of the pension recognized by the Colombian Institute of Social Security. This amendment generated unrecognized prior service cost of ThCh$210,650 (ThUS$378). The amortization of the unrecognized prior service cost is based on the average remaining service life of active participants. Benefits covered in this reserve amount include monthly pension benefits, surviving-spouse pension benefits, Christmas bonuses and the additional one-month pension benefit paid to retirees in June of each year. The Company uses a December 31 measurement date for its employee benefit plan. The plan is unfunded. The accumulated benefit obligation was ThCh$2,331,806 (ThUS$4,183) and ThCh$2,570,302 (ThUS$4,611) at December 31, 2003 and 2004, respectively. The Company expects to contribute ThCh$274,520 (ThUS$493) to its pension plan in 2005. The Company's policy is to recognize actuarial gains and losses immediately in the income statement. The following information summarizes Chivor's pension plan:

	Pension Benefits

	ThCh$	ThCh$
	2003	2004

Benefit obligations at January 1	(2,208,203)	(2,331,806)
Service cost	(28,089)	(43,077)
Interest cost	(226,023)	(255,089)
Actuarial gain (loss)	180,935	250,312
Amendments	(210,650)	-
Benefits paid	226,960	276,069
Currency adjustments	(66,736)	(466,711)

Benefit obligations at December 31,	(2,331,806)	(2,570,302)
Funded status	(2,331,806)	(2,570,302)
Unrecognized prior service cost	190,083	180,480

Net liability recorded under U.S. GAAP	(2,141,724)	(2,389,822)
Assumptions as of December 31
Discount rate (nominal rate)	10%	10%
Rate of compensation increase	0.5%	0.5%

Components of net periodic benefit cost:
Service cost	28,089	43,077
Interest cost	226,023	255,089
Actuarial loss (gain)	(180,935)	(250,312)
Amortization of prior service cost	20,567	22,116

Net periodic benefit cost	93,744	69,970
Amounts recognized in the statement of financial position consist of:
Accrued benefit cost	(2,290,304)	(2,570,302)
Intangible asset	148,580	180,480

Net amount recognized	(2,141,724)	(2,389,822)

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

Cash Flow information – Benefit Payments

Detail the pension benefits and other benefits for the current	Gener	Chivor	Total
period and detailed payments for the next five years	ThCh$	ThCh$	ThCh$

Actual Benefit Payments – December 2004	344,971	276,069	621,040
Estimated Future Benefit Payments:
December 2005	342,906	249,715	592,621
December 2006	352,023	221,288	573,311
December 2007	361,024	219,058	580,082
December 2008	370,295	187,286	557,581
December 2009	379,843	187,286	567,130
December 2010 – 2014 (in total)	1,564,955	936,432	2,501,387

i) Restrictions on payment of dividends

Under certain of the Company's credit agreements, restrictions exist on the ability of its subsidiaries to transfer funds to AES Gener through intercompany loans, advances, or cash dividends. The nature and amounts of these restrictions are disclosed in note 26.

j) Pledges granted

Gener Argentina S.A. has pledged to Banco Frances Uruguay S.A., its shares in InterAndes and TermoAndes, to guarantee all of the existing financing contracts in these companies. In addition, Energy Trade and Finance Corporation has placed in trust its shares in Chivor, for the purpose of guaranteeing the contractual obligations of Chivor with respect to the Bank of America NT & S.A. credit agreement. The underlying assets are not reported separately in the statement of financial position because the secured parties are not permitted to sell or repledge the collateral held under the pledges.

The carrying amounts of assets pledged as collateral is as follows:

	Percentage of	Net assets of
	Participation	subsidiary
	2004	ThCh$

InterAndes S.A	100%	28,877,417
TermoAndes S.A	100%	149,669,905
Chivor S.A. E.S.P	99.98%	188,790,470

In addition to the above assets, as of December 31, 2004, our subsidiary Norgener had outstanding debt with Banco de Chile of ThCh$16,164,600 (ThUS$29,000), which was secured by certain fixed assets worth ThCh$55,597,125 (ThUS$96,744).

k) Derivative instruments and hedging activities

The Company enters into derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. All derivative instruments held or issued by the Company are economic hedges of existing or anticipated financial transactions. No derivatives are utilized for speculative purposes. The Company has entered into interest rate swap agreements to exchange variable rate interest payment obligations for fixed rate obligations without the exchange of the underlying principal amounts in order to manage interest rate exposures. As of December 31, 2003, AES Gener had swap agreements outstanding with an aggregate notional amount of ThCh$103,543,707 (ThUS$ 170,122) that expires in various amounts through September 28, 2007. The swap agreements have a fixed interest rate of 6.36%. These interest rate swap agreements were also terminated in April 2004. On April 16, 2004, AES Gener S.A. repaid the outstanding debt (notes) of

TermoAndes and InterAndes, through the payment of US$ 62 million and a new credit agreement for US$ 93.4 million which was extended to AES Gener S.A. As of December 31, 2004, the outstanding balance of this loan was US$ 77 million.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

In connection with the offering of AES Gener senior notes, the Company entered into treasury lock agreements to lock in the underlying interest rate for the senior notes to be issued pursuant to its financial restructuring plan. As of December 31, 2003, the notional amount of these agreements was ThCh$121,729,000 (ThUS$200,000). The treasury lock agreements had an average fixed interest rate of 4.37%. On March 2004 AES Gener issued and placed US$400 million bonds in The U.S., as of December 31, 2004 the treasury lock result has been recorded as Other Long Term Assets.

The Company has entered into forward exchange swap agreements to hedge its revenues. The forward exchange swap agreements mature from January 2005 to May 2005. The notional amounts were ThCh$43,559,870(ThUS$78,148) at December 31, 2004.

The Company has entered into foreign currency swap agreements to hedge firm foreign currency commitments. The currency swap agreements mature from January 2005 to March 2005. The notional amounts were ThCh$6,325,380(ThUS$11,348) at December 31, 2004. The currency swaps have terms that match the hedged exposure. The interest rate swaps are designated as cash-flow hedges. The fair values of the swaps are recorded on the balance sheet, with changes in fair values included in other comprehensive income. The ineffective portion of the hedge is recorded into income in current-period earnings. The treasury lock agreement has not been documented as hedges, and accordingly, changes in fair value are recognized in the income statement.

Hedge ineffectiveness is measured using the dollar-offset method. During 2004 there was no hedge ineffectiveness. During 2003, hedge ineffectiveness for cash flow hedges resulted in ThCh$1,463,586 (ThUS$2,626) being recognized in the other non-operating expenses line in the consolidated financial statements. No portion of the derivative instruments gain or loss was excluded from the assessment of hedge effectiveness. The Company did not reclassify any amounts to earnings for forecasted transactions that did not occur.

At December 31, 2003 and 2004, the Company expects to reclassify approximately ThCh$1,473,096 (ThUS$2,643) and ThCh$4,573,135 (ThUS$8,204) of loss on derivative instruments, net of deferred taxes of ThCh$515,583 (ThUS$925) and ThUS$777,433 (ThUS$1,395) from accumulated other comprehensive income to earnings during the next twelve months due to the actual fulfillment of forecasted transactions.

The net amount reclassified from other comprehensive income to earnings during 2004 is ThCh$1,608,684 (ThUS$2,886).

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

The Company evaluated its leased and owned assets. During this evaluation, the Company determined that it had legal obligations to return certain assets to their condition before the Company obtained ownership or use of the related asset. AES Gener has recorded an asset retirement obligation for its legal liability to restore the land at its Laja, Constitución and Mostazal plants.

With the adoption of SFAS No. 143, the Company recorded an ARO asset of ThCh$144,931, net of accumulated amortization of ThCh$91,484, and a deferred tax asset of ThCh$42,857. The net amount initially recognized as a result of applying SFAS No. 143 was ThCh$209,246, which was recorded as a cumulative effect of a change in accounting principle.

m) Long term Compensation Plans

In 2003 and 2004, AES corporation, the majority shareholder of AES Gener, granted to its corporate and

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

subsidiaries´ employees, two long-term compensation awards (the "Awards"), which consist of a combination of stock options, restricted stock and performance units. No employees of AES Gener were granted long-term compensation under these plans prior to January 1, 2004. Awards under these plans generally vest over two to three years.

RESTRICTED STOCK — AES Corporation issued restricted stock under various incentive stock option plans. Generally, under each plan, shares of restricted common stock with value equal to a stated percentage of participants' base salary are initially awarded at the beginning of a three-year performance period, subject to adjustment to reflect the participants' actual base salary. The shares remain restricted and nontransferable throughout each three-year performance period, vesting in one-third increments in each of the three years following the end of the performance period. At the end of a performance period, awards are subject to adjustment to reflect AES Corporation’s performance compared to per companies. Final awards under the plans can range from zero up to 400% of the initial awards. Vested shares are no longer restricted and may be held or sold by the participant. For U.S. GAAP, compensation expense of ThCh$112,074 (US$201,065) for December 31, 2004 was measured by the market value of the common stock at the balance sheet date and has been recognized. Compensation expense as of December 31, 2003 was not material. For year 2004, this adjustment is included as part of the ThCh$297,131 (US$533,066) shown in the reconciliation.

STOCK OPTIONS — AES Corporation has granted its options to purchase shares of common stock during the year 2004 under three stock option plans. Under the terms of the plans, AES Corporation may issue options to purchase shares of their common stock at a price equal to 100% of the market price at the date the option is granted. Generally, stock options issued under this plan become exercisable by employees in as little as one year (100% in one year), or as many as four years (25% each year). At December 31, 2003 and 2004, respectively, 16,944,935 and 15,332,033 shares were remaining for award under the plans. The maximum term of the options granted is 10 years.

A summary of the option activity follows (in thousands of shares):

	December 31, 2003			December 31, 2004

	Weighted-Average			Weighted-Average
	Shares	Exercise	Price	Shares	Exercise	Price

Outstanding-beginning of year	100,039	US$	16.55	130,176	US$	13.37
Exercised during the year	-	-	-	-	-	-
Forfeited during the year	(394)	US$	2.83	(18)	US$	8.97
Granted during the year	30,531	US$	2.83	94,886	US$	8.97

Outstanding-end of year	130,176	US$	13.37	225,044	US$	11.52

Eligible for exercise end of year	100,039	US$	16.55	115,108	US$	14.75

The weighted average fair value of each option grant has been estimated as of the date of grant primarily using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended December 31,

	2003	2004
Interest rate (risk-free)	3.83%	3.83%
Volatility	68%	87%
Dividend yield	-	-

Using theses assumptions and an expected option life of approximately 10 years, the weighted average fair value of each stock option granted was $2.53 and $7.72 for the period ended December 31, 2003 and the year ended December 31, 2004, respectively.

Using the Black - Scholes option pricing model, the Company has arrived at a fair value of US$2.53 and US$7.72 for the

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

years ended December 31, 2003 and 2004, respectively. As mentioned previously, no adjustment was made for this stock-based compensation in the year ended December 31, 2003 due to its de minimis value. For the year ended December 31, 2004, the compensation expense recorded was ThCh$185,057 (US$332,000).

PERFORMANCE UNITS – The Performance Units (PUs) have a face value of USD 1 per unit and are based upon a Cumulative Cash Value Added (“CVA”) target calculation for the three year period. The Company records the liability for PUs based on SFAS 5, “Accounting for Contingencies”. The amount recorded for US GAAP as of December 31, 2004 is ThCh$288,263 (US$517,156). For Chilean GAAP, as of December 31, 2004 the compensation expense has also been recorded.

n) Recently issued pronouncements

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment (SFAS No. 123R), that requires all share-based payments, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123R is effective for the Company on January 1, 2006. Retroactive application of the requirements of SFAS No. 123R to the beginning of the fiscal year that includes the effective date would be permitted. The Company currently records stock compensation expense based on the fair value method and therefore does not believe that the pronouncement will have an effect on its financial condition, statement of operations and cash flow.

In December 2004, the FASB issued SFAS No. 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29. APB Opinion No. 29, Accounting for Non-monetary Transactions, provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB Opinion No. 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 is effective prospectively for non-monetary asset exchanges occurring in fiscal years beginning January 1, 2006 for the Company.

In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4 (SFAS No. 151), to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) relating to inventory pricing. SFAS No. 151 requires that such items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" and requires that the allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently evaluating the provisions of this pronouncement to determine the effects on its financial condition, statements of operations, and cash flows.

In March 2005, the FASB issued FASB Interpretation ("FIN") No. 47, "Accounting for Conditional Asset Retirement Obligations," which clarifies the term conditional asset retirement obligation as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. FIN No. 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company is currently evaluating the impact of adopting this interpretation.

In May 2005 the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed.

Schedule I

1) PRESENTATION

Rule 4-08 of the Security and Exchange Commission requires disclosure restricted net assets of consolidated and unconsolidated subsidiaries. For purposes of this disclosure restricted net asset shall mean that amount of net assets reflected in a business balance sheet as of December 31, 2004 which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiary without the consent of a third party.

Although some of Gener Subsidiaries have restrictions to distribute dividends to Gener (Norgener and ESSA), under the indenture of its bonds AES Gener may distribute dividends according section 1015, which states certain limitation on restricted payments as follows. “The company will not declare or pay any dividend if at the time of the payments”:

i)	an event of default will have occurred.
ii)	the company could not incur al least US$1 of additional indebtedness and
iii)	the amount is limited depending on the financial results.

These financial statements have been prepared under the accounting principles generally accepted in Chile.

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) as of December 31, 2004)

	As of December 31,

	2003	2004
	ThCh$	ThCh$

ASSETS
CURRENT ASSETS:
Cash	2,264,472	1,576,619
Time deposits	2,994,730	19,667,884
Marketable securities	261,959	255,410
Trade receivables	20,126,751	19,910,462
Notes receivable	21,679	-
Miscellaneous receivables	514,728	542,250
Notes and accounts receivable from related companies	190,776,517	7,917,731
Inventories	9,208,454	14,458,409
Recoverable taxes	111,360	108,644
Prepaid expenses	658,262	594,092
Deferred taxes	1,411,699	607,130
Other current assets	15,162,584	24,816,216

Total current assets	243,513,195	90,454,847

PROPERTY, PLANT AND EQUIPMENT:
Land	1,553,917	1,270,663
Construction and infrastructure	359,443,444	347,221,273
Machinery and equipment	403,737,095	373,419,091
Other property, plant & equipment	2,878,777	2,914,027
Technical revaluation	43,268,966	38,224,038
Accumulated depreciation	(417,789,381)	(387,751,410)

Net property, plant and equipment, net	393,092,818	375,297,682

OTHER ASSETS:
Investments in related companies	522,230,016	582,451,830
Investments in other companies	-	17,158,366
Negative goodwill	8,514,929	4,932,859
Goodwill	(7,046,039)	(6,663,448)
Long term receivables	5,935	6,015
Notes and accounts receivable from related companies	260,969,196	225,835,209
Deferred taxes	211,386	304,663
Intangibles	6,036,684	6,036,684
Amortization	(4,427,890)	(4,629,402)
Other	7,471,342	25,610,851

Total other assets	793,965,559	851,043,627

TOTAL ASSETS	1,430,571,572	1,316,796,156

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2004)

	As of December 31,

	2003	2004
	ThCh$	ThCh$

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short term bank liabilities	-	8,443,563
Short term portion of long term bank liabilities	-	3,375,263
Bond payables	9,419,815	5,373,898
Long term debt due within one year	138,095	33,540
Dividends payable	116,211	127,310
Accounts payable	16,301,520	14,361,674
Notes and accounts payable to related companies	38,679,806	37,643,800
Accruals	5,772,658	4,362,480
Withholdings	1,422,352	1,050,785
Unearned income	-	242,204

Total current liabilities	71,850,457	75,014,517

LONG TERM LIABILITIES:
Long term bank liabilities	-	39,631,950
Bond payables	411,832,883	253,478,207
Notes and accounts payable to related companies	81,918,479	102,850,297
Notes payable	-	74,610
Accruals	35,541,629	21,529,511
Deferred taxes	-	-
Other long term liabilities	609,141	2,423,362

Total long term liabilities	529,902,132	419,987,937

SHAREHOLDERS’ EQUITY:
Paid-in capital	677,130,746	740,768,344
Share premium	30,273,735	30,273,735
Other reserves	54,847,023	35,646,691
Future dividends reserve	5,424,319	5,424,319
Prior years	6,122,735	2,713,806
Net income	55,020,425	39,454,037
Interim dividends	-	(32,487,230)

Total shareholders’ equity	828,818,983	821,793,702

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,430,571,572	1,316,796,156

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) as of December 31, 2004)

	As of December 31,

	2002	2003	2004	2004
	ThCh$	ThCh$	ThCh$	ThUS$

OPERATING REVENUE	247,434,877	235,330,290	279,297,616	501,072
OPERATING COSTS	(196,020,008)	(199,306,244)	(225,063,565)	(403,774)

OPERATING MARGIN	51,414,869	36,024,046	54,234,051	97,298
SELLING AND ADMINISTRATION
EXPENSES	(10,204,051)	(9,105,664)	(9,939,368)	(17,832)

OPERATING PROFIT	41,210,818	26,918,382	44,294,683	79,466

NON-OPERATING INCOME
Financial income	34,247,570	20,704,209	4,328,106	7,765
Equity earnings in related companies	32,241,255	121,558,143	46,917,860	84,173
Other non-operating income	3,797,876	1,550,836	7,381,888	13,243
Equity losses in related companies	(29,136,015)	(1,030,814)	(1,569,421)	(2,816)
Amortization of goodwill	(804,808)	(663,411)	(522,328)	(937)
Financial expense	(32,476,810)	(29,055,485)	(26,165,469)	(46,942)
Other non-operating expenses	(25,740,736)	(11,690,501)	(14,093,097)	(25,284)
Monetary correction	(426,649)	(703,658)	(1,450,453)	(2,602)
Exchange difference	19,191,921	(77,953,542)	(19,364,651)	(34,741)

Non-operating expense	893,604	22,715,777	(4,537,565)	(8,142)

INCOME BEFORE INCOME TAX,
MINORITY INTEREST AND
AMORTIZATION OF NEGATIVE
GOODWILL	42,104,422	49,634,159	39,757,118	71,326
INCOME TAX	(5,862,764)	5,003,676	(685,671)	(1,230)

INCOME BEFORE MINORITY
INTEREST AND AMORTIZATION OF
NEGATIVE GOODWILL	36,241,658	54,637,835	39,071,447	70,096
MINORITY INTEREST	-	-	-	-

INCOME BEFORE AMORTIZATION OF
NEGATIVE GOODWILL	36,241,658	54,637,835	39,071,447	70,096
AMORTIZATION OF NEGATIVE
GOODWILL	223,177	382,590	382,590	686

NET INCOME	36,464,835	55,020,425	39,454,037	70,782

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) as of December 31, 2004)

	As of December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Cash Flow from operating activities
Collection of accounts receivable	289,192,645	275,561,140	335,445,507
Financial income received	12,602,633	1,778,985	1,896,237
Dividends and other distributions received	13,864,164	7,626,176	8,004,740
Other income received	549,509	1,455,378	2,267,946
Payment to suppliers and personnel	(214,310,246)	(207,944,179)	(260,485,359)
Financial expenses	(33,774,142)	(31,232,793)	(41,461,296)
Payment for income taxes	(3,582)	(2,079)	(13)
Other expenses	(5,604,623)	(5,089,824)	(7,191,623)
VAT and other similar items paid	(12,572,499)	(8,822,779)	(12,946,947)

Net cash provided by operating activities	49,943,859	33,330,025	25,529,192

Cash Flow from financing activities
Shares issuance	-	-	63,637,599
Borrowings from banks and others	14,467,753	-	71,576,128
Bonds payable	-	-	253,960,920
Proceeds from other loans to related companies	17,524,969	26,814,766	-
Dividends paid	-	(30,473,334)	(90,849,120)
Repayment of loans	(14,116,275)	(457,463)	(14,609,793)
Repayment of bonds	(5,939,282)	-	(399,577,511)
Payment of costs associated with issuance of bonds	-	(226,240)	(27,171,017)
Other obligations to related companies	(9,282,167)	-	-

Net cash provided by (used) in financing activities	2,654,998	(4,342,271)	(143,032,794)

Cash flow from investing activities
Sales of property, plant and equipment	2,778,763	614,686	24,845,545
Sales of permanent investments	4,323,052	-	3,666,511
Proceeds from other loans of related companies	-	29,116,144	182,391,113
Proceeds from documented loans to related companies	-	-	44,555,110
Sales of other instruments	828,300	-	-
Other investments revenues	-	12,979	140,805
Acquisition of fixed assets	(2,884,048)	(1,670,759)	(1,881,823)
Payment of capitalized interest	(625,915)	(199,347)	(1,644)
Permanent investments	(14,140,860)	(14,257,241)	(102,301,553)
Investment in financial instruments	(775,540)	(1,638,004)	-
Other obligations to related companies	(72,112,343)	(29,367,996)	(9,367,703)
Other investing activities	(2,418,853)	-	-

Net cash provided by (used) in investing activities	(85,027,444)	(17,389,538)	142,046,361

Net increase (decrease) in cash and cash equivalents before
the effects of price-level restatement	(32,428,586)	11,598,216	24,542,759
Price-level restatement of cash and cash equivalents	1,010,470	(1,429,954)	1,212,077

Net increase (decrease) in cash and cash equivalents	(31,418,116)	10,168,262	25,754,836
Cash and cash equivalents at beginning of year	41,802,646	10,384,529	20,552,791

Cash and cash equivalents at end of year	10,384,530	20,552,791	46,307,627

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) as of December 31, 2004)

RECONCILIATION BETWEEN NET CASH FLOWS
PROVIDED BY OPERATING ACTIVITIES AND NET
INCOME FOR THE YEAR

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Net income	36,464,836	55,020,425	39,454,037
(Gain) loss on sales of fixed assets	1,118,936	(614,686)	(4,756,242)
Gain on sale of investments	-	-	(1,299,227)
Loss on sale of investments	5,846,701	-	-
Adjustments to reconcile net income to net cash
provided by operating activities
Depreciation	19,071,762	18,184,697	17,765,809
Amortization of intangibles	200,962	200,962	201,512
Provisions and write-offs	7,925,321	8,240,142	3,336,836
Equity share in net income from investments in related companies	(32,241,255)	(121,558,143)	(46,917,860)
Equity share in net loss from investments in related companies	29,136,015	1,030,814	1,569,421
Amortization of goodwill	804,808	663,411	522,328
Amortization of negative goodwill	(223,177)	(382,590)	(382,590)
Net price-level restatement	(18,765,272)	78,657,200	20,815,104
Other credits to income that do not represent cash flow	(1,077,496)	-	(383,520)
Other debits to income that do not represent cash flow	2,925,855	1,768,292	4,202,937
Change in operating assets
(Increase) decrease of accounts receivable	(2,780,492)	(306,579)	3,770,887
(Increase) decrease of inventories	7,295,892	5,297,386	(5,817,505)
(Increase) decrease of other assets	(7,471,863)	(9,695,694)	4,245,234
Change in operating liabilities
Increase (decrease) of accounts payable to related companies	(4,588,995)	3,994,022	2,177,592
Increase (decrease) of interest payable	(671,834)	(2,176,663)	(13,394,905)
Net Increase (decrease) of income taxes payable	6,059,851	(4,946,958)	708,676
Increase (decrease) of other accounts payables, net of VAT	913,304	(46,013)	(289,332)

Net cash provided by operating activities	49,943,859	33,330,025	25,529,192

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) as of December 31, 2004)

2) SHAREHOLDERS’ EQUITY

							Subsidiary
		Share		Future			Development	Net Income
	Paid-in	Premium	Other	Dividends	Retained	Interim	Stage	For the
	Capital	Account	Reserves	Reserve	Earnings	Dividends	Deficit	Year
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

2002
Balance as of January 1	635,023,898	28,391,186	47,970,242	8,942,067	892,307	-	(118,387)	(2,010,423)
Distribution of earnings from last year	-	-	-	(4,253,434)	2,124,624	-	118,387	2,010,423
Currency translation adjustment	-	-	1,120,841	-	-	-	-	-
Price-level restatement	19,050,717	851,736	1,439,107	140,659	90,508	-	-	-
Net income for the year	-	-	-	-	-	-	-	35,223,218
Total	654,074,615	29,242,922	50,530,190	4,829,292	3,107,439	-	-	35,223,218
Balances at Dec. 31, 2002	677,130,746	30,273,735	52,311,379	4,999,525	3,216,976	-	-	36,464,836

2003
Balances as of January 1	654,074,615	29,242,922	50,530,190	4,829,292	3,107,439	-	-	35,223,218
Distribution of earnings from last year	-	-	2,636,863	29,779,536	2,806,819	-	-	(35,223,218)
Final dividends	-	-	-	(29,779,536)	-	-	-	-
Currency translation adjustment	-	-	(144,607)	-	-	-	-	-
Price-level restatement	6,540,746	292,429	486,844	462,727	59,142	-	-	-
Net income for the year	-	-	-	-	-	-	-	53,678,463
Total	660,615,361	29,535,351	53,509,290	5,292,019	5,973,400	-	-	53,678,463
Balances at Dec. 31, 2003	677,130,746	30,273,735	54,847,023	5,424,319	6,122,735	-	-	55,020,425

2004
Balances as of January 1	660,615,361	29,535,351	53,509,290	5,292,019	5,973,400	-	-	53,678,463
Distribution of earnings from last year	-	-	-	-	53,678,463	-	-	(53,678,463)
Final dividends	-	-	-	-	(56,727,528)	-	-	-
Issuance of shares, due to conversion of bonds	62,268,146	-	-	-	-	-	-	-
Currency translation adjustment	-	-	(19,200,331)	-	-	-	-	-
Price-level restatement	17,884,837	738,384	1,337,732	132,300	(210,529)	(120,962)	-	-
Interim dividends	-	-	-	-	-	(32,366,268)	-
Net income for the year	-	-	-	-	-	-	-	39,454,037

Balances at Dec. 31, 2004	740,768,344	30,273,735	35,646,691	5,424,319	2,713,806	(32,487,230)	-	39,454,037

Dividends received from subsidiaries and affiliates are as follows:

	2002	2003	2004
Company	ThCh$	ThCh$	ThCh$

New Caribbean Investment	836,650	919,682	-
Sociedad Eléctrica Santiago S.A.	12,385,759	6,706,494	5,675,490
Explotaciones Sanitarias S.A.	179,112	-	-
Puerto Ventanas S.A.	365,343	-	-
Itabo S.A.	97,300	-	-
Guacolda S.A.	-	-	779,189
Norgener S.A.	-	-	1,550,061

Total	13,864,164	7,626,176	8,004,740

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) as of December 31, 2004)

3) BONDS

				Nominal
				Annual			Periodicity		Country
		Amount of	Basis of	Interest	Scheduled		Principal	2004	of
Number of Instruments	Series	Issuance	Readjustment	Rate %	Maturity	Term	Payments	ThCh$	Issuance

Bonds Payable Short
term portion
	Unit	54,751,000	US$	6.50	01/15/2006	Semiannually	Upon maturity	914,698	Foreign
	Unit	400,000,000	US$	7.50	03/25/2014	Semiannually	Upon maturity	4,459,200	Foreign

Total Short term								5,373,898

Long term-portion
	Unit	54,751,000	US$	6.50	01/15/2006	Semiannually	Upon maturity	30,518,207	Foreign
	Unit	400,000,000	US$	7.50	03/25/2014	Semiannually	Upon maturity	222,960,000	Foreign

Total Long-term								253,478,207

     AES Gener S.A. and Subsidiaries
Schedule II-Valuation and Qualifying Accounts
(in thousands of constant Chilean pesos as of December 31, 2004)

		Additions
	Balance at	charged to			Balance
	beginning	costs and			at end of
	of period	expenses		Deductions	period

December 31, 2002
Allowance for doubtful
accounts receivable	3,805,155	355,942		1,036,046	3,125,051
December 31, 2003
Allowance for doubtful
accounts receivable	3,125,051	1,327,966		2,979,076	1,473,941
December 31, 2004
Allowance for doubtful
accounts receivable	1,473,941	3,194,430	(1)	-	4,668,371

December 31, 2002
Allowance for inventories	516,388	183,866		480,936	219,318
December 31, 2003
Allowance for inventories	219,318	3,892,543		127,774	3,984,087
December 31, 2004
Allowance for inventories	3,984,087	56,198		783,422	3,256,863

(1)	Includes ThCh$3,135,343 Hidroeléctrica Guardia Vieja contingent Gain not recorded under US GAAP (See Note 37 I x).

SIGNATURE

      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AES GENER S.A.

/s/ Francisco Castro
By:	Name: Francisco Castro
Title: Chief Financial Officer

Date: June 24, 2005

EXHIBIT INDEX

Exhibit No.	Name

1.	Current By-laws (estatutos) of Registrant as amended (unofficial English translation). (2)
2.1	Chilean Central Bank Chapter XIV. (4)
2.2	Form of Indenture dated as of January 26, 1996, between the Registrant and the Chase Manhattan Bank, as trustee. (4)
2.3	Indenture for US$400 million principal amount of 7.50% Senior Notes due 2014, among the Registrant, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company, as note registrar and Paying Agent. (2)
4.1	Credit Agreement among Chivor S.A. E.S.P., various financial institutions, Bank of America National Trust and Savings Association and BANCAMERICA Securities Inc. (3)
4.2	Second Amendment and Waiver among Chivor S.A.E.S.P., various financial institutions and Bank of America, N.A. (6)
8.	List of Subsidiaries. (2)
11.	Code of Ethics (unofficial English translation). (5)
12.1	Section 302 Certification of the Chief Executive Officer. (1)
12.2	Section 302 Certification of the Chief Financial Officer. (1)
13.1	Section 906 Certification of the Chief Executive Officer. (1)
13.2	Section 906 Certification of the Chief Financial Officer. (1)
________________________________________

(1)	Filed herewith.

(2)	Incorporated by reference from the Registrant's Registration Statement on amendment no. 1 to Form F-4, Registration No. 333-118315, previously filed with the SEC.

(3)	Incorporated by reference from the Registrant's Registration Statement on Form F-3, Registration No. 333-7056, previously filed with the SEC.

(4)	Incorporated by reference from the Registrant's Registration Statement on Form F-3, Registration No. 333-00206, previously filed with the SEC.

(5)	Incorporated by reference from the Registrant's Annual Report on Form 20-F/A for the year ended December 31, 2003, previously filed with the SEC.

(6)	Incorporated by reference from the Registrant's Annual Report on Form 20-F for the year ended December 31, 2002, previously filed with the SEC.