Form 20-F/A
period 2004-12-31
AES GENER INC
filed 2006-12-04
CIK 926075

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

Registration Statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004
or
Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to
or
Shell Company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Item 17            Item 18

EXPLANATORY NOTE

     This Form 20-F/A (the “Amendment”) is being filed for the purpose of amending the U.S. GAAP statements of income and balance sheets for all periods presented in AES Gener S.A.’s (the Company’s) Form 20-F for the year ended December 31, 2004, that was originally filed with the Securities and Exchange Commission on June 27, 2005.

     The Company’s Amendment amends the financial statements for corrections of errors in the reconciliations to US GAAP of net income and shareholders’ equity and also includes other supplemental information in order to provide additional detail and disclosure. Refer to Note 37 “Differences between Chilean and United States Generally Accepted Accounting Principles” of the Company’s Consolidated Financial Statements in Item 18 for a discussion of the nature of the errors and the impact of the errors on the restated consolidated financial statements.

     We have also amended Item 15 “Controls and Procedures” and included as exhibits to this Amendment new certifications of our principal executive officer and principal financial and accounting officer.

     Except as described above, no attempt has been made in this Amendment to amend or update other disclosures presented in the Form 20-F/A. This Amendment does not reflect events occurring after the filing of the Form 20-F on June 27, 2005 or amend or update those disclosures, including the exhibits to the Form 20-F affected by subsequent events.

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

     For your convenience, we have translated certain peso amounts into U.S. dollars. Unless otherwise indicated, information regarding the U.S. dollar equivalents of amounts in pesos is based on the Observed Exchange Rate, which is the daily exchange

i

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

ii

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

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

     The following table presents selected consolidated financial and statistical information for each of the periods indicated. This information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and our audited consolidated financial statements included elsewhere in this annual report. The selected financial information presented in the table below has been restated to correct errors that were contained in the U.S. GAAP statements of income and balance sheets for all periods presented in the Form 20-F for the year ended December 31, 2004, that was originally filed with the Securities and Exchange Commission on June 27, 2005. The following selected financial data should be read in conjunction with the restated U.S. GAAP statements of income and balance sheets presented in this Form 20-F/A. Refer to Note 37 "Differences between Chilean and United States Generally Accepted Accounting Principles" of the Company's Consolidated Financial Statemen ts in Item 18 for a discussion of the nature of the errors and the impact of the errors on the restated consolidated financial statements.

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
						(in millions of US$, except per share data, shares and capital stock) (1)
Income Statement Data:
Chilean GAAP:
Operating Revenues	485,505	370,019	383,613	371,390	390,813	701
Income from operations	85,606	74,899	122,026	112,702	109,778	197
Net Income (2)	2,427	(2,144)	36,465	55,020	39,454	71
Income from operations per share	15	13	22	20	17	0.03
Weighted average shares outstanding (000s)	5,632,079	5,672,743	5,672,753	5,672,753	6,089,302	6,089,302
Capital stock (000s)	5,672,738	5,672,753	5,672,753	5,672,753	6,386,837	6,386,837
U.S. GAAP (2001-2004, as restated): (6)(7)(8)
Operating Revenues	441,624	442,449	385,302	325,180	392,459	704
Income from operations	77,869	121,656	116,629	93,259	117,121	210
Income from continuing operations	2,207	63,795	33,327	4,092	19,391	35
Net income (2)	2,207	55,206	30,692	3,888	19,391	35
Income from operations per share	14	21	21	16	19	0.03
Income from continuing operations per share	-	10	5	1	3	0.01

	For the year ended December 31,

	2000	2001	2002	2003	2004	2004

	(in millions of Ch$, except ratios)
						(in millions of US$, except ratios)(1)
Balance Sheet Data:
Chilean GAAP:
Total assets	2,400,719	1,974,799	1,951,132	1,698,477	1,448,815	2,599
Long term liabilities	861,409	818,117	999,986	757,596	537,053	963
Total shareholders' equity	917,254	766,773	804,397	828,819	821,794	1,474
Ratio of total shareholder's equity to total assets (3)	0.38	0.39	0.41	0.49	0.57	0.00
U.S. GAAP (2001-2004, as restated): (6)(7)(8)
Total assets	1,954,784	1,507,832	1,554,435	1,219,686	1,103,986	1,977
Long term liabilities	788,444	649,274	877,448	683,377	517,673	924
Total shareholders' equity	598,284	334,362	387,915	343,967	492,018	883
Ratio of total shareholder's equity to total assets (3)	0.31	0.22	0.25	0.28	0.45	0.00

	At December 31,

	2000	2001	2002	2003	2004	2004

	(in millions of Ch$, except ratio, per share and
	operating data)
						(in US$ except ratio,per share and operating data)(1)
Other Consolidated Financial Data:
Chilean GAAP
Consolidated ratio of earnings to fixed charges (4)	1.18	1.16	1.54	1.89	2.11	0.00
Net income per share	0.43	(0.38)	6.43	9.70	6.48	0.01
Dividends per share	1.23	26.83	-	5.24	14.87	0.03
U.S. GAAP (2001-2004, as restated) (8)
Consolidated ratio of earnings to fixed charges (4)	1.20	(0.05)	1.54	1.24	1.54	0.00
Net income per share (6)(7)	0.39	9.73	5.41	0.69	3.18	0.01
Diluted net income per share (6)(7)	1.96	-	7.04	N/A	N/A	N/A
Dividends per share (6)(7)	1.23	26.83	-	5.24	14.87	0.03
Operating Data: (5)
Total MW Installed Capacity	4,388	3,057	3,105	3,105	3,080
Total GWh Produced	16,718	8,958	10,169	10,189	11,958
Total GWh Sold	24,149	14,612	15,748	15,263	16,177
______________________________________
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

(5)	Data for each period is provided on a pro forma basis to give effect to decreases in MW of nominal capacity, GWh produced and GWh sold resulting from asset sales after each year.

(6)	For the year 2000, the effects of both price-level restatement and the remeasurement are excluded.

(7)	For the years 2001, 2002, 2003 and 2004 the effects of price-level restatement are excluded while the remeasurement effect is included.

(8)
Includes restated financial data. See Note 37 “Differences between Chilean and United States Generally Accepted Accounting Principles” of the Company’s Consolidated Financial Statements in Item 18 for information related to the restated consolidated financial statements.

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
_______________________________________

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

     AES Gener and Guacolda had 1,789 MW of nominal capacity in Chile as of December 31, 2004, which consisted of:

  1,518 MW of primarily thermoelectric capacity, comprised of 974 MW of coal-fired capacity, 379 MW of combined- cycle capacity, 21 MW of forestry waste cogeneration capacity (3.8 MW of which produces steam and not electricity) and 144 MW of gas/oil turbine-fired capacity; and

  271 MW of run-of-the-river hydroelectric capacity.

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

Operating Revenues in Million Ch$

Market	2002	2003	2004

Chile	299,872	290,708	317,464
Electricity	262,143	260,285	282,870
Other	37,729	30,423	34,594
Colombia	83,741	80,682	73,348
Electricity	83,656	80,631	73,298
Other	85	51	50

Total	383,613	371,390	390,812

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

				Our Share
		Year of	Nominal	of Capacity
Location, Operating Company and Facility	Type of Unit	Commission	Capacity (MW)	(MW)(1)

Chile
AES Gener
Ventanas	Steam Turbine	1964, 1977	338.0	338.0
Laguna Verde (coal plant)	Steam Turbine	1939, 1949	54.7	54.7
Laguna Verde (gas turbine)	Gas Turbine	1990	18.8	18.8
Alfalfal	Run-of-the-river	1991	178.0	178.0
Queltehues	Run-of-the-river	1928	48.9	48.9
Maitenes	Run-of-the-river	1923, 1989	30.8	30.8
Volcán	Run-of-the-river	1944	13.0	13.0
Norgener
Nueva Tocopilla I	SteamTurbine	1995	136.3	136.3
Nueva Tocopilla II	Steam Turbine	1997	141.0	141.0
Guacolda
Guacolda I	SteamTurbine	1995	152.0	76.0
Guacolda II	SteamTurbine	1996	152.0	76.0
Energía Verde
Laja	Steam Boiler	1995	8.7	8.7
San Francisco de Mostazal (3)	Vibrating Grate Boiler (2) and Gas Turbine	2000, 2002	28.8	28.8
Constitución	Steam Boiler	1995	8.7	8.7
Eléctrica Santiago
Nueva Renca	Combined-Cycle	1998	379.0	341.1
Renca	Steam Turbine	1962	100.0	90.0

Total Chile			1,788.7	1,588.8
Colombia
Chivor
Chivor	Reservoir	1977, 1982	1,000.0	1,000.0

Total Colombia			1,000.0	1,000.0
Argentina
TermoAndes

Salta Plant	Combined-Cycle	1999	642.8	642.8

Total Argentina			642.8	642.8
The Dominican Republic
Itabo (4)

Itabo Steam Turbines	Steam Turbine	1984, 1988	260.0	65.0
Itabo Gas Turbines	Gas Turbine	1998	103.5	25.9
Higuamo	Gas Turbine	1998	69.0	17.3

Total The Dominican Republic (5)			432.5	108.2

Total for all facilities			3,864.0	3,339.8

_______________________________________
Notes:
(1)	Includes our proportionate share of capacity of unconsolidated equity-method investees.
(2)	Units that produce steam for industrial applications and do not generate electricity.
(3)	Includes 3.8 MW of electric equivalent capacity from a steam plant.
(4)	Santo Domingo V and VIII, Timbeque I and II and Los Mina I and II units are not operative.
(5)	Total capacity of Itabo does not include an isolated generator with 0.5 MW of capacity.

Electricity Generation in Chile

     Our core business is our operation in the Chilean electricity generation industry. AES Gener and Guacolda, our 50% owned equity-method investee, own and operate 17 generation facilities in Chile, with an aggregate nominal capacity of 1,789 MW, which as of December 31, 2004, consisted of:

  1,518 MW of primarily thermoelectric capacity, comprised of 974 MW of coal-fired capacity, 379 MW of combined- cycle capacity, 21 MW of forestry waste cogeneration capacity (3.8 MW of which produces steam and not electricity) and 144 MW of gas/oil turbine-fired capacity; and
  271 MW of run-of-the-river hydroelectric capacity.

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

________________________________________
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

	Thousands of	Millions of
	metric tons	Ch$

AES Gener consumption	861	33,738
Sales to equity-method investees	105	3,040

Total	966	36,778

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

     The following table provides information related to our electricity generation operations from 2000 to 2004:

AES Gener Electricity Generation 2000-2004 as of December 31 of Each Year

	2000	2001	2002	2003	2004

AES Gener S.A.
Nominal capacity (MW)	756	756	782	782	682
Number of plants	8	8	8	8	7
Energy generation (GWh)	2,648	2,052	1,715	1,815	2,852
Total energy purchases (GWh)	2,366	3,904	4,279	3,988	3,601
Total energy sales (GWh)	4,922	5,956	5,942	5,743	6,388
Losses + own consumption	98	79	52	59	65
Total sales + losses + own consumption	5,020	6,035	5,994	5,803	6,453
Percentage of total (power sales + losses) represented by own generation	53%	34%	29%	31%	44%

Norgener
Nominal capacity (MW)	277	277	277	277	277
Number of plants	1	1	1	1	1
Energy generation (GWh)	511	61	284	128	728
Total energy purchases (GWh)	836	1,362	1,089	1,271	739
Total energy sales (GWh)	1,278	1,414	1,350	1,383	1,450
Losses + own consumption	52	7	23	17	17
Total sales + losses + own consumption	1,330	1,421	1,372	1,399	1,466
Percentage of total (power sales + losses) represented by own generation	38%	4%	21%	9%	50%

Energía Verde (1)
Nominal capacity (MW)	32	37	42	42	42
Number of plants	3	4	5	5	4
Energy generation (GWh)	107	79	71	75	79
Total energy purchases (GWh)	149	168	227	221	233
Total energy sales (GWh)	256	245	291	290	306
Losses + own consumption	—	—	7	6	6
Total sales + losses + own consumption	256	245	298	296	312
Percentage of total (power sales + losses) represented by own generation	42%	32%	24%	25%	25%

Eléctrica Santiago
Nominal capacity (MW)	379	379	379	379	479
Number of plants	1	1	1	1	2
Energy generation (GWh)	1,797	1,979	1,910	2,450	2,208
Total energy purchases (GWh)	741	809	812	435	730
Total energy sales (GWh)	2,522	2,751	2,720	2,885	2,939
Losses + own consumption	58	85	50	—	—
Total sales + losses + own consumption	2,580	2,837	2,770	2,885	2,939
Percentage of total (power sales + losses) represented by own generation	70%	70%	69%	85%	75%

	2000	2001	2002	2003	2004

TermoAndes
Nominal capacity (MW)	643	643	643	643	643
Number of plants	1	1	1	1	1
Energy generation (GWh)	1,217	1,386	1,768	1,903	1,860
Total energy purchases (GWh)	—	3	43	37	—
Total energy sales (GWh)	1,131	1,353	1,686	1,815	1,768
Losses + own consumption	87	36	125	125	92
Total sales + losses + own consumption	1,218	1,389	1,811	1,940	1,860
Percentage of total (power sales + losses) represented by own generation	100%	100%	98%	98%	100%

Chivor
Nominal capacity (MW)	1,000	1,000	1,000	1,000	1,000
Number of plants	1	1	1	1	1
Energy generation (GWh)	3,118	3,401	4,421	3,818	4,231
Total energy purchases (GWh)	1,822	1,592	2,312	2,504	1,642
Total energy sales (GWh)	4,940	4,664	6,339	5,822	5,944
Losses + own consumption	—	—	—	—	—
Total sales + losses + own consumption	4,940	4,992	6,733	6,322	5,944
Percentage of total (power sales + losses) represented by own generation	63%	68%	66%	62%	71%
________________________________________
(1)	Energía Verde's nominal capacity does not include 3.8 MW of electric equivalent capacity from steam plants.

Thermoelectric Facilities

     The following table provides information related to AES Gener's existing thermoelectric facilities in Chile and Argentina:

				Number	Nominal	2004 Net
	Year		Fuel	of	Capacity	Generation
Name	Commissioned	Type of Unit	Source	Units	(MW)	(GWh)

Chile:
Ventanas	1964, 1977	Steam Turbine	Coal/Fuel/Oil	2	338.0	1,380.7
Laguna Verde	1939, 1949	Steam Turbine	Coal	2	54.7	36.8
El Indio TG	1990	Gas Turbine	Diesel	1	18.8	8.6

Total AES Gener S.A.				5	411.5	1,426.2
Norgener	1996, 1997	Steam Turbine	Coal/Fuel Oil	2	277.3	728.6

Total Norgener				2	277.3	728.6

Energía Verde (1)	1995, 1997	Steam Turbine	Forestry Waste	4	42.4	79.0

Total Energía Verde				4	42.4	79.0

Nueva Renca	1995, 1997	Combined Cycle	Natural Gas	1	379.0	2,207.9
Renca	1962	Steam Turbine	Diesel	2	100.0	0.5

Total Eléctrica Santiago				3	479.0	2,208.4

Total in Chile				14	1,210.2	4,442.2

Argentina:
TermoAndes	2000	Combined Cycle	Natural Gas	3	642.8	1,860.0

Total in Argentina				3	642.8	1,860.0

Total Thermoelectric				17	1,853.0	6,302.2

________________________________________
(1)	Energía Verde's nominal capacity does not include 3.8 MW of electric equivalent capacity from steam plants.

Hydroelectric Facilities

The following table provides information concerning our existing hydroelectric generation facilities in Chile and Colombia:

				Number	Nominal	2004 Net
	Year		River	of	Capacity	Generation
Name	Commissioned	Type of Unit	Source	Units	(MW)	(GWh)

Chile:
Alfalfal	1991	Run-of-the-River	Colorado River	2	178.0	840.9
Queltehues	1928	Run of the River	Maipo River	3	48.9	357.4
Maitenes	1923, 1989	Run of the River	Maipo River	5	30.8	132.0
Volcán	1944	Run of the River	Volcán River	1	13.0	95.1

Total AES Gener S.A.				11	270.7	1,425.4

Total in Chile				11	270.7	1,425.4

Colombia:
Chivor	1977, 1981	Reservoir	Batá River	8	1,000.0	4,231.0

Total inColombia.				8	1,000.0	4,231.0

TotalHydroelectric				19	1,270.7	5,656.4

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

     In Chile, we and our equity-method investee, Guacolda, also own about 1,254 km of medium and high voltage transmission lines and their corresponding substations. We also operate approximately 221 km of transmission lines in the SING which are leased from a customer. The following table summarizes the transmission lines we own and/or operate in Chile:

Voltage	System	Length (km)	Owned By

345 kV	SING	140.0	Norgener S.A.
	SING	280.0	InterAndes S.A.
220 kV	SIC	43.4	AES Gener S.A.
	SIC	168.0	Guacolda S.A.
220 kV single			Norgener S.A. /
circuit (1)	SING	205.0	AES Gener S.A
220 kV double			Norgener S.A. /
circuit (2)	SING	135.0	AES Gener S.A
220 kV (leased)	SING	221.0	AES Gener S.A.
110 kV	SIC	249.4	AES Gener S.A.
	SING	33.0	Norgener S.A.

Total Transmission Lines in Chile	—	1,474.8	—

________________________________________
(1)	110 km owned by Norgener and 95 km owned by AES Gener S.A.

(2)	63 km owned by Norgener and 72 km owned by AES Gener S.A.

Liens and Encumbrances

     The generation facilities of AES Gener S.A. and Norgener are subject to certain liens and encumbrances in favor of our creditors, which have arisen in the normal course of business. The principal liens and encumbrances at December 31, 2004 were the following:

	Name of		Amount
	Principal	Mortgage	Owed to
Name of Facility or Property	Creditor	Value	Creditor

	(in millions of US$)
AES Gener S.A.
Mortgage over TermoAndes’ generators, gas turbines and steam turbine	Deutsche Bank Securities Inc.	153.8	151.3
Norgener:
Mortgage over Norgener’s Unit No. 2	Banco de Chile	96.6	29.0

Total	—	250.4	180.3

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

Operating Revenues

     The following table shows operating revenue information for the years ended 2002, 2003 and 2004:

	For the Year Ended December 31,

	2002		2003		2004

	(in millions of Ch$, except percentages)
Operating Revenues
Chile(1)		%		%		%

Regulated electricity sales	127,423	33.2	129,115	34.8	152,841	39.1
Unregulated electricitysales	116,381	27.8	115,345	31.1	99,984	25.6
Spot sales in the SIC(2)	(1,575)	(0.4)	158	-	11,397	2.9
Spot sales in the SING(2)	19,915	7.8	15,668	4.2	18,649	4.8
Total	262,144	68.4	260,286	70.1	282,871	72.4
Colombia	0
Contractual electricity sales	47,651	12.4	40,203	10.8	41,577	10.6
Spot sales	36,005	9.4	40,427	10.9	31,722	8.1
Total	83,656	21.8	80,630	21.7	73,299	18.8
Total Electricity	345,800	90.2	340,916	91.8	356,170	91.1
Other	37,813	9.8	30,474	8.2	34,643	8.9

Total	383,613	100.0	371,390	100.0	390,813	100.0

________________________________________
(1)	Includes revenue from electricity generation. Sales of coal and services are included in "Other".

(2)	Includes revenue related to annual electrical capacity reconciliation settlement payments that are determined by the CDECs in each system at the end of every year. These payments may be positive if we receive capacity payments in excess of the amount provisioned, or negative as was the case in the SIC in 2001 and 2002, when we paid for electricity capacity in excess of the amount provisioned.

     The following table provides information about our sales volume of energy and capacity in 2002, 2003 and 2004:

	For the Year Ended December 31,

	2002		2003		2004

	Energy	Capacity	Energy	Capacity	Energy	Capacity
	(GWh)	(MW/month)	(GWh)	(MW/month)	(GWh)	(MW/month)

Sales Volume
Chile	9,409	16,050	9,496	16,277	10,265	17,860
Regulated	5,039	9,279	4,875	8,842	5,539	9,510
Unregulated	3,690	5,417	3,905	5,457	3,909	6,448
Spot sales inthe SIC	31	153	8	—	135	0
Spot sales inthe SING	649	1,201	708	1,978	683	1,902
Colombia	6,339	—	6,354	—	5,974	—
Contract sales	2,491	—	3,079	—	2,788	—
Spot sales	3,848	—	3,274	—	3,187	—

Total	15,748	16,050	15,850	16,277	16,240	17,860

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

Operating Expenses

     The following table provides our operating expense information for the years ended 2002, 2003 and 2004:

	Year Ended December 31,

	2002		2003		2004

	(in millions of Ch$, except
	percentages)
Variable Costs:		%		%		%

Purchases of energy	65,712	27.4	74,834	31.0	71.490	27.1
Purchases of capacity	14,258	5.9	13,094	5.4	8,065	3.1
Use of transmission system	12,508	5.2	12,271	5.2	14,186	5.4
Fuel consumption	36,871	15.4	45,198	18.7	75,558	28.7
Costs of fuel sales	27,698	11.5	18,409	7.7	21,097	8.0
Costs of technical consultants and other	9,758	4.1	6,853	2.8	9,546	3.6

Total Variable Costs	166,805	69.5	170,659	70.8	199,942	75.9

Fixed Costs:
Energy production	21,816	9.1	23,408	9.7	18,934	7.1
Depreciation	51,317	21.4	47,130	19.5	44,679	17.0

Total Fixed Costs	73,133	30.5	70,538	29.2	63,613	24.1

Total Operating Expenses	239,938	100.0	241,197	100.0	263,555	100.0

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

Investments in Equity-Method Investees (1)

	For the year
	ended
	December 31,

	2002	2003	2004

	(in millions of constant Ch$)
Gains from investment in equity- method investees	1,844	10,082	4,593
Loss from investment in equity- method investees	(2,239)	(19)	(23)
Amortization of goodwill	(1,020)	(772)	(522)

Net income (loss) from equity- method investees (net of amortization of goodwill and negative goodwill)	(1,415)	9,291	4,048

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

	Year ended December 31,

	2002	2003	2004

	(in millions of Ch$)
Credit (charge) to income

Property, plant and equipment	21,932	7,116	17,038
Other assets in local currency	19,813	5,974	14,233
Other assets in foreign currency	13,708	(24,722)	12,331
Liabilities in foreign currency	(30,446)	11,971	(7,279)
UF Indexed liabilities	(15,837)	(5,332)	(11,061)
Shareholders' equity	(22,239)	(7,977)	(19,762)

Net balance sheet effect reflected in income	(13,069)	(12,970)	5,500

Net price-level restatement of income statement accounts	(2,213)	(172)	(925)
Net losses due to foreign exchange differences	(3,278)	(804)	(2,332)

Credit / (Charge) to income	(18,560)	(13,946)	2,243

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

Long Term Bank Liabilities as of December 31, 2004

Years to Expiration

							Average
					More than	Total	Annual
							Interest
		1-2 Years	2-3 Years	3-5 Years	5 Years	Long Term	Rate
Bank	Currency	Million Ch$	Million Ch$	Million Ch$	Million Ch$	Million Ch$	%

Deutsche Bank	US$	8,406	8,608	20,640	1,979	39,633	4.96%
Banco de Chile	US$	3,233	3,233	6,466	-	12,932	5.95%
BanColombia	Col$	2,268	2,268	4,535	4,535	13,606	13.34%
Corfinsura	Col$	1,134	1,134	2,268	2,268	6,804	13.34%
Conavi	Col$	227	227	454	454	1,362	13.34%
Bancafe	Col$	907	907	1,814	1,814	5,442	13.34%
Bogota	Col$	1,046	1,046	2,093	2,093	6,278	13.34%
Av Villas	Col$	224	224	449	449	1,346	13.34%
Occidente	Col$	432	432	864	864	2,592	13.34%
Corficol	Col$	224	224	449	449	1,346	13.34%
Davivienda	Col$	454	454	907	907	2,722	13.34%
Corfivalle	Col$	340	340	680	680	2,040	13.34%

Total		18,895	19,097	41,619	16,492	96,103	-

Bonds Payable as of December 31, 2004

	Issue Amount						Carrying
	Outstanding				Periodicity	Periodicity	Value
	(in issue	Issue	Interest	Maturity	Interest	Principal	2004	Place of
							Million
Series	currency)	Currency	Rate %	Date	Payments	Payments	Ch$	Issuance

-	54,751,000	US$	6.50%	15-Jan-06	Semiannual	Upon Maturity	31,433	U.S.
-	400,000,000	US$	7.50%	25-Mar-14	Semiannual	Upon Maturity	227,419	U.S.
A	57,500,000	US$	8.00%	15-Oct-09	Semiannual	Semiannual	32,574	Chile
B	1,086,000	U.F.	7.50%	15-Oct-24	Semiannual	Semiannual	19,095	Chile
-	170,000,000	US$	9.75%	30-Dec-14	Semiannual	Upon Maturity	95,528	U.S.

Total							406,049

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

     In conjunction with the notes offering completed in March 2004, AES Gener’s international and local credit ratings were upgraded by certain rating agencies. As of December 31, 2004, the international credit rating level assigned to our long-term debt was “BB+” by Standard & Poor’s, “BB” by Fitch and “Ba3” by Moody’s. Our local credit rating assigned by Feller-Rate is BBB+. Our shares and our local notes have been approved by the Comisión Clasificadora de Riesgo, the Institutional Rating Commission, or CCR, thereby permitting Chilean pension funds to purchase our debt and equity securities.

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

     In 2002 and 2003, the U.S. GAAP reconciling items had a negative effect on shareholders’ equity reported in accordance with U.S. GAAP, mainly due to the reclassification of the intercompany loan and interest income from Cachagua, the reversal of price level restatement, the reversal of a technical revaluation of property, plant and equipment made in prior years, the accounting differences regarding deferred taxes and the recognition of impairment losses in long-lived assets. In 2004, the U.S. GAAP reconciling items had a negative effect on net income as a result of the mark-to-market adjustment on the treasury lock agreement, transactions losses resulting from functional currency and reversal of the gain in the Escondida settlement.

     The table below shows the difference between net income and shareholders’ equity determined on a Chilean GAAP and U.S. GAAP basis for the years ended December 31, 2002, 2003 and 2004 in millions of Chilean pesos. This financial information has been restated to correct errors that were contained in the U.S. GAAP statements of income and balance sheets for all periods presented in the Form 20-F for the year ended December 31, 2004, that was originally filed with the Securities and Exchange Commission on June 27, 2005. Refer to Note 37 “Differences between Chilean and United States Generally Accepted Accounting Principles” of the Company’s Consolidated Financial Statements in Item 18 for a discussion of the nature of the errors and the impact of the errors on the restated consolidated financial statements.

	2002		2003		2004

	Chilean	U.S.	Chilean	U.S	Chilean	U.S.
	GAAP (1)	GAAP (2)	GAAP	GAAP (2)	GAAP	GAAP (2)

Net income	36,465	36,896	55,020	4,891	39,454	6,359
Shareholders’equity	804,397	396,715	828,819	350,807	821,794	491,421
________________________________________
(1)
For the sole purpose of this annual report, we have modified our Chilean financial statements previously filed with the SVS in order to recognize the error as a deductible net loss for the year ended December 31, 2002.

(2)
Includes restated financial data. See Note 37 “Differences between Chilean and United States Generally Accepted Accounting Principles” of the Company’s Consolidated Financial Statements in Item 18 for information related to the restated consolidated financial statements.

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

     For U.S. GAAP the assessment of whether a valuation allowance should be recorded is based on whether it is “more likely than not that the deferred tax asset will be fully realized”. In this Form 20-F/A, the valuation allowance has been reclassified to long-term contingencies within the U.S. GAAP balance sheets for years 2003 and 2004 in accordance with FAS 5.

New Accounting Standards

     In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," which requires all share-based payments, including grants of employee stock options, to be recognized in the income statement based on fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123R is effective for the Company as of January 1, 2006. Retroactive application of the requirements of SFAS No. 123R to the beginning of the fiscal year that includes the effective date would be permitted. The Company currently records stock compensation expense based on the fair value method and therefore does not believe that the pronouncement will have an effect on its financial condition, statement of operations, or cash flow.

     In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets," an amendment of Accounting Principles Board Opinion No. 29, "Accounting for Non-monetary Transactions" or APB Opinion No. 29. APB Opinion No. 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB Opinion No. 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 is effective prospectively for non-monetary asset exchanges occurring in fiscal years beginning on January 1, 2006.

     In December 2004, the FASB issued proposed FSP No. FAS 109-b, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision Within the American Jobs Creation Act of 2004." The American Jobs Creation Act of 2004 (the Act) was signed in to law and includes a provision that allows U.S. corporations, in certain circumstances, to repatriate cumulative non-U.S. earnings at tax rates that may be below the 35% U.S. statutory rate. FSP No. 109-b is intended to provide limited relief in the application of the indefinite reinvestment criterion of APB 23, "Accounting for Income Taxes-Special Areas," due to ambiguities surrounding the implementation of the Act and is effective upon issuance. The Company does not believe that this pronouncement will have an effect on its financial condition, statement of operations, or cash flow.

     In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," an amendment of ARB No. 43, Chapter 4 (SFAS No. 151), to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) relating to inventory pricing. SFAS No. 151 requires that such items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" and requires that the allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently evaluating the provisions of this pronouncement to determine the effects on its financial condition, statements of operations, and cash flows.

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

          In April 2006, the FASB issued FSP FIN 46(R)-6. This FSP addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46(R). The guidance is to be applied to all entities with which the Company becomes involved and to all entities required to be analyzed under FIN 46(R) when a reconsideration event has occurred beginning the first day of the first reporting period after June 15, 2006. The Company is determining the impact at this time.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48") which is effective for years beginning after December 31, 2006. The Company will adopt FIN No. 48 on January 1, 2007 and the Company will record the results of the application of this interpretation as an adjustment to beginning retained earnings. FIN No. 48 applies to all tax positions accounted for under SFAS No. 109. The Company is determining the impact at this time.

In July 2006, the FASB also issued FSP SFAS 13-2, "Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction." This FSP amends FASB Statement No. 13, "Accounting for Leases", to require a lessor in a leveraged-lease transaction to recalculate the leveraged lease for the effects of a change or projected change in the timing of cash flows relating to income taxes that are generated by the leveraged lease. The FSP is effective for years beginning after December 31, 2006. The cumulative effect of applying the provisions of this FSP will be recorded as an adjustment to the balance of beginning retained earnings as of January 1, 2007. The Company is determining the impact at this time.

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

     The aggregate minimum payments required to be made under all gas supply and transportation agreements, whether or not we are able to take delivery of the gas, are as follows:

	Millions of	Millions of
Year	US$	Ch$

2005	44	24,383
2006	46	25,748
2007	50	27,612
2008	52	28,869
2009	53	29,661
Thereafter	248	138,230

Total	493	274,503

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

Tabular Disclosure of Contractual Obligations as of December 31, 2004

	Payments Due by Period

		Less than	1 - 3	3 - 5	More than
	Total	1 year	years	years	5 years

Debt Obligations(1)	524,892	36,107	52,881	80,687	355,217
Purchase Obligations (2)	274,502	24,383	53,360	58,529	138,230
Other Liabilities (3)	16,450	6,750	820	2,556	6,324

Total	815,844	67,240	107,061	141,772	499,771

(1)	Includes principal and interest related to AES Gener’s Yankee notes, AES Gener’s senior notes due 2014, Eléctrica Santiago’s local bonds and Chivor’s senior notes due 2014 and Chivor’s local syndicated loan.

(2)	Includes all gas supply and transportation agreements of Eléctrica Santiago and TermoAndes, including take-or-pay commitments.

(3)	Includes employee severance indemnities and other provisions.

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

AES Gener Board of Directors as of December 31, 2004

		Current Position	Term
Name (age)	Position	Held Since	Expires	Principal Occupation or Employment

Joseph Brandt (41) (1)	Chairman	2002	2006	Executive Vice-President and Chief Operating Officer, Integrated Utilities
John Ruggirello (55) (2)	Director	2003	2006	Executive Vice-President and Chief Operating Officer, Generation
Eduardo Bernini (49)	Director	2004	2006	Vice President, Integrated Utilities, Brazil
Eduardo Dutrey (45)	Director	2003	2006	Vice-President, Integrated Utilities, Argentina
Javier Giorgio (35)	Director	2002	2006	Generation Manager, AES Andes
Daniel Yarur (49) (4)	Director	2001	2006	Director of BCI, Invertec and SQM
René Cortázar (53)	Director	2001	2006	Director of ICARE, Entel and Moneda Asset

(1)	In March 2005, Joseph Brandt resigned as director and at the annual ordinary shareholders' meeting, held on April 7, 2005, Patricio Testorelli was elected director.

(2)	At the board of directors meeting held on April 19, 2005, John Ruggirello was elected chairman.

(3)	In March 2005, Daniel Yarur resigned as director and at the annual ordinary shareholders' meeting, held on April 7, 2005, Edgardo Campelo was elected director.

(4)	In May 2005, Edgardo Campelo resigned as director and at the annual ordinary shareholders' meeting, held on May 11, 2005, Axel Christensen was elected director.

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

	Number of
	Shares	Percentage
	of Common Stock	Ownership of Common
Shareholders	Held of Record	Stock

Inversiones Cachagua Limitada	6,309,329,349	98.79%
Banchile Corredores de Bolsa S.A	6,514,059	0.10%
Siglo XXI Fondo de Inversión	3,891,755	0.06%
Bolsa de Comercio de Stgo. Bolsa de Valores	3,363,038	0.05%
Francisco Ebel Vial	3,100,000	0.05%
Bolsa Electrónica de Chile, Bolsa de Valores	2,240,539	0.04%
Yrarrázabal y Cía. Corredores de Bolsa	1,601,664	0.03%
Ugarte y Cía. Corredores de Bolsa	1,586,883	0.02%
Tanner Corredores de Bolsa S.A	1,545,777	0.02%
Valenzuela Lafourcade S.A. Corredores de Bolsa	1,436,673	0.02%
Valores Security S.A. Corredores de Bolsa	1,391,507	0.02%
Larrain Vial S.A. Corredores de Bolsa	1,291,745	0.02%
Directors and Executive Officers as a group	0	0.00%
Other shareholders (1,904)	49,544,031	0.78%
Total shareholders	6,386,837,020	100.00%

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

Legal Proceedings

     As of June 20, 2004, we were involved in certain legal proceedings customary to the normal conduct of our business. The most important proceedings are summarized as follows:

  Since 2001, on-going disputes have existed between members of the CDEC-SIC with regard to the method for calculating firm capacity transfers and corresponding payments for all of the power plants in the SIC from the year 2000 forward. In April 2004, the Ministry of Economy (“the Ministry”) issued Ministerial Resolution No. 17 (“MR- 17”) which accepted Endesa’s previous request to reallocate firm capacity to hydroelectric plants with reservoirs, resulting in a decrease for other plants in the SIC. We filed a motion for reconsideration of MR-17 and in June 2004, the Ministry issued Ministerial Resolution No. 35 (“MR-35”), which partially rejected our motion for reconsideration, ordering the CDEC-SIC to apply the firm capacity calculation methodology of MR-17, but redefining the hours of highest demand. The Company and the other CDEC-SIC members filed responses to MR- 17 and in July 2004, the board of directors of the CDEC-SIC determined that the issue would be resolved by the “Experts Panel” as defined by the Chilean Electricity Law. In September 2004, the Experts Panel reduced the period of highest daily demand specified in MR-119 and in October 2004, the CDEC-SIC determined the corresponding firm capacity payments. Based on this ruling, AES Gener, Eléctrica Santiago and Guacolda were to be paid Ch$6,744 million (US$12,099,000), Ch$3,667 million (US$6,579,000) and Ch$3,032 million (US$5,440,000), respectively, as of October 1, 2004, although payments were only received from some generation companies. In October 2004, some members of the CDEC-SIC filed discrepancies with the calculations made by the CDEC-SIC, which were decided by the Experts Panel in December 2004. On January 18 and 19, 2005, based on the Experts Panel opinions, the CDEC issued the results of the firm capacity transfers corresponding to the periods from April 2000 to March 2004 and from April 2004 to November 2004. AES Gener, Eléctrica Santiago and Guacolda received payment of Ch$2,757 million (US$4,947,000), Ch$1,313 million (US$2,357,000) and Ch$1,204 million (US$2,160,000), respectively. Endesa and two of its subsidiaries filed a nullity suit of MR-35 which is pending.

  The Public Emergency Law and supplementary regulations issued by the Argentine government in early 2002 converted into pesos, or pesofied, all obligations and private contracts executed by Argentine persons in U.S. dollars as of January 6, 2002, at the exchange rate of Arg$1.00 per U.S. dollar. They also established that such obligations and contracts are to be adjusted by the CER, published by the Argentine Central Bank. TermoAndes has made payments to gas suppliers and transportation service providers without adjustments by the CER, which has not been invoiced by the gas suppliers. During 2002, TermoAndes’ gas and transportation service providers requested the re-dollarization of TermoAndes’ gas supply and gas transport contracts by the regulatory authorities, alleging that the Public Emergency Law does not apply to gas export contracts or gas transportation for gas exports or exports of gas-fueled electricity. TermoAndes responded to these requests by explaining that it is an Argentine generation company and that all gas purchased by the company is consumed in Argentina and such gas is not intended for export. On January 30, 2004, the consortium of gas suppliers composed of Tecpetrol, Mobil and CGC filed for arbitration at the ICC requesting the re- dollarization of the gas price. TermoAndes filed a countersuit on March 10, 2004.case was submitted to the arbitration tribunal for determination of the terms of reference. The parties are in the process of offering evidence. In January 2005, all outstanding disputes between TermoAndes and its gas transportation service provider, Tranportadora de Gas del Norte, were resolved by the parties.

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

______________________________
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

	Santiago Stock Exchange
	Per Share			NYSE per ADS

	Share			Share
Year ended December 31	Volume	Low	High	Volume	Low	High

2000	5,416,911,686	89.0	143.3	46,610,900	10.8	18.0
2001	225,035,160	91.0	159.0	—	—	—
2002	10,511,820	31.0	110.0	—	—	—
2003	68,713,417	31.0	120.0	—	—	—
2004
2003
First Quarter	2,803,361	40.0	50.0	—	—	—
Second Quarter	35,294,999	28.6	70.0	—	—	—
Third Quarter	15,648,513	65.0	94.0	—	—	—
Fourth Quarter	14,966,544	89.0	120.0	—	—	—
2004
First Quarter	12,075,771	80.0	120.0	—	—	—
Second Quarter	3,983,024	78.0	96.0	—	—	—
Third Quarter	7,137,072	82.0	95.0	—	—	—
Fourth Quarter	6,371,835	88.0	104.0	—	—	—
Last Six Months
December 2004	1,999	92.3	104.0	—	—	—
January 2005	787,272	87.0	100.0	—	—	—
February 2005	693,830	87.0	97.0	—	—	—
March 2005	861,823	86.5	94.0	—	—	—
April 2005	2,267,695	80.0	92.0	—	—	—
May 2005	1,463,931	84.5	95.0	—	—	—

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

Balance Sheet Financial								Fair
Instruments	2005	2006	2007	2008	2008	Thereafter	Total	Value

Long-Term Interest- Bearing Debt
Fixed Rate (US$)	6,410	36,928	6,410	6,410	6,410	317,718	380,287	394,975
Variable Rate (US$)	3,375	8,406	8,608	10,235	10,405	1,979	43,007	45,847
Variable Rate (Col$)	5,442	7,257	7,257	7,257	7,257	14,513	48,982	50,985

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

Item 15. Controls and Procedures

     The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures are also designed to ensure that information that the Company is required to disclose in its reports under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding the required disclosure.

     In connection with the restatement and the preparation and filing of this 2004 Form 20-F/A, the Company re-evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based upon this re-evaluation, the CEO and CFO concluded our disclosure controls and procedures were ineffective as of December 31, 2004 as a result of the restatement. The Company performed additional analysis and procedures in order to prepare the restated consolidated financial statements in accordance with generally accepted accounting principles in U.S. GAAP. Accordingly, management believes that the consolidated financial statements included in this 2004 Form 20-F/A fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

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

INDEX

AUDITED CONSOLIDATED TO FINANCIAL STATEMENTS

Independent Auditors’ Report
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Notes to the Consolidated Financial Statements
Schedule I
Schedule II

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda.
RUT: 80.276.200 -3
Av. Providencia 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloitte.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of AES Gener S.A.:

We have audited the accompanying consolidated balance sheets of AES Gener S.A. and Subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2004 (all expressed in thousands of Chilean pesos). Our audits also included the financial statement schedules listed in the Index at Item 18. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statem ent presentation. We believe that our audits provide a reasonable basis for our opinion.

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

As discussed in Note 37 to the consolidated financial statements, the reconciliations to US GAAP as of December 31, 2004 and December 31, 2003 and for each of the three years in the period ended December 31, 2004 have been restated.

Our audits also comprehended the translation of the Chilean peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1 x). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Santiago, Chile

June 10, 2005 (except for the effects of the restatement discussed in Note 37 as to which the date is November 3, 2006)

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

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics ("CPI") using the "prior month rule", in which inflation adjustments are based on the consumer price index at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, accounting regulatory entities and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

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

	Index	Change over previous November 30

November 30, 2002	113.36	3.0%
November 30, 2003	114.44	1.0%
November 30, 2004	117.28	2.5%

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

The Company capitalizes the direct cost of financing its construction -work in progress, including indexation, foreign currency gains and losses, interest and other similar expenses. Similarly, income from the deposit of funds identified for specific projects is recorded as a decrease in the cost of financing the related work in progress. The Company ceases capitalization of interest when the asset is in a position to be used for its intended purpose.

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

j) Investments in related companies

Investments in which the company owns 50% or less and in which it exercises significant influence, and investments in companies in the development stage are shown under Other Non-Current Assets and are accounted for using the equity method. The Company's proportionate share of net income and losses in related companies is recognized in non-operating results in the income statement on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

In accordance with SVS Circular No. 1,697 dated December 30, 2003, the Company is deemed to have a significant influence in all of those investments in which it holds more than 20% ownership. In the previous period this percentage was equivalent to 10% and, based on such, all of the investments in which the Company holds between 10% and 20% have been reclassified and are now registered as “Investments in other companies” for the year ended December 31, 2004. Additionally, in accordance with such circular, since January 1, 2004, those investments in which the Company holds between 10% and 20% and which have been reclassified as described above shall be posted at their cost (price-level restated) adopting their December 31, 2003 book value as the cost basis.

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

x) Convenience translation to U.S. dollars

The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2004 observed exchange rate of Ch$557.4 per US$1.00. This translation is just a reference and in no case should be construed as accurately representing the actual amounts.

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

________________________________________
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

5. RECOVERABLE TAXES, NET

The detail of recoverable taxes is as follows:

	2003	2004
	ThCh$	ThCh$

VAT credit surplus (Chile)	7,624	-
VAT credit surplus (Argentina)	2,240	5,878
Excess of estimated monthly income tax payments over the year's tax liability (Chile)	-	265,293
Excess of estimated monthly income tax payments over the year's tax liability (Argentina)	48,954	29,659
Excess of estimated monthly income tax payments over the year's tax liability (Colombia)	481,903	18,428
Excess of estimated monthly income tax payments over the year's tax liability (Dominican Republic)	-	546,116
Income tax credit for fixed assets purchase (4%) (Chile)	91,063	89,963
Other Credits (Chile)	90,131	61,736
Other Credits (Argentina)	38,077	12
Other Credits (Colombia)	35,416	-

Total	795,408	1,017,085

6. COMMERCIAL PAPER

The detail of these financial instruments, which are included within other current assets, is as follows:

DATES

INITIAL DATE	MATURITY DATE	COUNTER PARTY	ORIGINAL CURRENCY	INITIAL AMOUNT	INTEREST RATE	AMOUNT AT MATURITY	MARKET VALUE

						ThCh$	ThCh$
Dec.22, 2004	Jan. 03, 2005	Banco Estado	US$	2,830,400	2.30	2,789,137	2,788,603
Dec. 22, 2004	Jan. 03, 2005	Banchile	US$	1,415,200	2.60	1,394,708	1,394,405
Dec. 22, 2004	Jan. 10, 2005	BBVA	US$	2,830,400	2.30	2,790,383	2,788,603
Dec. 22, 2004	Jan. 03, 2005	Banco de Chile	US$	2,830,400	2.30	2,789,137	2,788,603
Dec. 22, 2004	Jan 10, 2005	Banco de Chile	US$	2,830,400	2.30	2,790,383	2,788,603
Dec. 29, 2004	Jan. 19, 2005	Citibank	US$	1,790,912	2.60	1,786,385	1,783,937
Dec. 22, 2004	Jan. 11, 2005	Banco Crédito Inversiones	US$	566,080	2.30	558,112	557,721
Dec. 28, 2004	Jan. 11, 2005	Banco Crédito Inversiones	US$	594,237	2.35	590,826	590,402
Dec. 30, 2004	Jan. 11, 2005	Banco Crédito Inversiones	US$	559,830	2.40	557,846	557,437
Dec. 28, 2004	Jan. 11, 2005	Banco de Chile	US$	548,947	2.30	545,786	545,403
Dec. 27, 2004	Jan. 03, 2005	Banchile	Ch$	1,500,000	0.26	1,500,910	1,500,520
Dec. 27, 2004	Jan. 03, 2005	BBVA Corredores de Bolsa	Ch$	2,000,000	0.23	2,001,073	2,000,613
Dec. 27, 2004	Jan. 04, 2005	Banco Estado Corredores de Bolsa	Ch$	2,503,000	0.24	2,504,602	2,503,801
Dec. 27, 2004	Jan. 05, 2005	Banchile	Ch$	2,000,000	0,26	2,001,560	2,000,693
Dec. 29, 2004	Jan. 06, 2005	BCI Corredores de Bolsa	Ch$	1,787,000	0.26	1,788,239	1,787,310
Dec..30, 2004	Jan. 06, 2005	Banco de Chile	Ch$	682,000	0.11	682,175	682,023
Dec. 29, 2004	Jan. 04, 2005	BBVA Corredores de Bolsa	Ch$	5,502	3.00	5,505	5,503
Dec. 29, 2004	Jan. 04, 2005	BBVA Corredores de Bolsa	Ch$	169	3.00	169	169
Dec. 29, 2004	Jan. 04, 2005	BBVA Corredores de Bolsa	Ch$	177	3.00	177	177
Dec. 29, 2004	Jan. 04, 2005	BBVA Corredores de Bolsa	Ch$	202,239	3.00	202,340	202,273
Dec. 29, 2004	Jan. 04, 2005	BBVA Corredores de Bolsa	Ch$	1,262,253	3.00	1,262,884	1,262,463
Dec. 29, 2004	Jan 04, 2005	BBVA Corredores de Bolsa	Ch$	423,829	3.00	424,041	423,900
Dec. 29, 2004	Jan 04, 2005	BBVA Corredores de Bolsa	Ch$	70,831	3.00	70,866	70,843
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	32,912	3.24	32,930	32,918
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	23,882	3.24	23,895	23,886
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	44,191	3.24	44,215	44,199
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	25,295	3.24	25,309	25,300
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	34,887	3.24	34,906	34,893
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	22,070	3.24	22,082	22,074
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	46,549	3.24	46,574	46,557
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	40,719	3.24	40,741	40,726
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	31,620	3.24	31,637	31,626
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	56,688	3.24	56,719	56,698
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	45,785	3.24	45,811	45,793
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	30,413	3.24	30,429	30,418
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	28,676	3.24	28,691	28,681
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	43,841	3.24	43,865	43,849
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	44,057	3.24	44,081	44,065
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	46,431	3.24	46,456	46,439
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	60,786	3.24	60,819	60,798
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	33,598	3.24	33,616	33,604
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	41,263	3.24	41,285	41,270
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	37,826	3.24	37,846	37,833
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	55,514	3.24	55,544	55,524
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	40,057	3.24	40,079	40,064
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	44,223	3.24	44,247	44,231

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

DATES

INITIAL DATE	MATURITY DATE	COUNTER PARTY	ORIGINAL CURRENCY	INITIAL AMOUNT	INTEREST RATE	AMOUNT AT MATURITY	MARKET VALUE

						ThCh$	ThCh$
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	41,439	3.24	41,461	41,446
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	49,489	3.24	49,516	49,498
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	50,347	3.24	50,374	50,356
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	31,598	3.24	31,615	31,604
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	26,643	3.24	26,657	26,648
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	45,036	3.24	45,060	45,044
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	50,053	3.24	50,080	50,062
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	33,598	3.21	33,616	33,604
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	36,021	3.24	36,040	36,027
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	42,023	3.24	42,046	42,031
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	28,456	3.24	28,471	28,461
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	25,295	3.24	25,309	25,300
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	49,751	3.24	49,778	49,760
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	38,750	3.24	38,771	38,757
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	40,975	3.24	40,997	40,982
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	20,584	3.24	20,595	20,588
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	35,044	3.24	35,063	35,050
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	36,598	3.24	36,618	36,605
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	29,709	3.24	29,725	29,714
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	38,805	3.24	38,826	38,812
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	55,920	3.24	55,950	55,930
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	42,825	3.24	42,848	42,833
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	34,409	3.24	34,428	34,415
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	37,377	3.24	37,397	37,384
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	37,757	3.24	37,777	37,764
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	36,459	3.24	36,479	36,466
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	37,882	3.24	37,902	37,889
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	31,592	3.24	31,609	31,598
Dec. 29, 2004	Jan 04, 2005	Security Corredores de Bolsa	Ch$	24,282	3.24	24,295	24,286
Dec. 28, 2004	Jan 04, 2005	Banchile Inversiones	Ch$	477	2.64	477	477
Dec. 28, 2004	Jan 04, 2005	Banchile Inversiones	Ch$	6,930	2.64	6,934	6,932
Dec. 28, 2004	Jan 04, 2005	Banchile Inversiones	Ch$	1,992,593	2.64	1,993,616	1,993,032
Dec. 29, 2004	Jan 04, 2005	BCI Corredores de Bolsa	Ch$	628,932	3.12	629,259	629,041
Dec. 29, 2004	Jan 04, 2005	BCI Corredores de Bolsa	Ch$	19,819	3.12	19,829	19,822
Dec. 29, 2004	Jan 04, 2005	BCI Corredores de Bolsa	Ch$	50,224	3.12	50,250	50,233
Dec. 29, 2004	Jan 04, 2005	BCI Corredores de Bolsa	Ch$	3,414	3.12	3,416	3,415
Dec. 29, 2004	Jan 04, 2005	BCI Corredores de Bolsa	Ch$	6,965	3.12	6,969	6,966
Dec. 29, 2004	Jan 04, 2005	BCI Corredores de Bolsa	Ch$	35,646	3.12	35,665	35,652
Dec. 30, 2004	Jan 04, 2005	BBVA Corredores de Bolsa	Ch$	9,878	1.80	9,880	9,878
Dec. 30, 2004	Jan 04, 2005	BBVA Corredores de Bolsa	Ch$	80,122	1.80	80,142	80,127
Dec. 30, 2004	Jan 31, 2005	Banco Crédito Inversiones	Ch$	1,295,765	3.03	1,299,497	1,295,882
				35,364,571		35,174,258	35,155,822

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

(1) On December 3, 2003 and December 12, 2003, the Company entered into two treasury lock agreements for US$100 million each, with an average interest rate of 4.37% .

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

On November 30, 2004, Chivor completed a US$253 million refinancing. As part of the refinancing, Chivor completed the sale of US$170 million of 9.75% Senior Secured Notes due in 2014 pursuant to Rule 144A and Regulation S of the Securities Act. To guarantee the interest reserve account established under the indenture, AES Gener provided a 180-day renewable standby letter of credit for a total aggregate amount of up to US$9.7 million. Chivor also closed a local peso-denominated syndicated Colombian bank facility for Col$210 million (US$83 million), at the time the agreement was executed, with a 7-year maturity and quarterly principal payments. Chivor used the net proceeds of the new notes, together with the net proceeds of the bank facility and available cash, to repay in full Chivor’s existing outstanding syndicated loan facility of approximately US$260 million. Chivor was required to hold in trust proceeds to guarantee the payment of these two new bonds. The company has recognized a loss on the rep ayment of Chivor’s syndicated loan facility amounted to ThCh$1,837,962.

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

•   Technical Revaluation that decreased the book value of fixed assets:

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

9. INVESTMENTS IN RELATED COMPANIES

a) Investments in related companies are accounted for in accordance with Note 1 (j). The details are as follows:

Company	Country	Currency	Number of Shares	Percentage of Participation			Equity of The Company		Net income (loss) of the Company

				2002	2003	2004	2003	2004	2002	2003	2004
				%	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

C.G.E. Itabo S.A.	Dominican Republic	US$	14,091,707	25.01	25.01	25.01	212,003,083	201,697,242	(7,515,847)	4,599,866	7,220,528
Empresa Eléctrica Guacolda S.A.	Chile	Ch$	64,779,500	50.00	50.00	50.00	100,644,309	104,521,429	1,677,519	16,195,262	5,453,092
Gasoducto GasAndes S.A. (1)	Argentina	US$	10,850,710	13.00	13.00	13.00	82,630,863	-	5,771,494	4,737,692	-
Oilgener Inc. (2)	U.S.A.	US$	1,000	100.00	100.00	100.00	-	-	-	-	-
Gasoducto GasAndes S.A. (1)	Chile	Ch$	22,464	13.00	13.00	13.00	32,645,262	-	306,504	1,211,812	-
Cía Carbonesdel Cesar Ltda. (2) (3)	Colombia	US$	9,005,374	99.00	99.95	0.00	3,438,358	-	-	-	-
CDEC-SING Ltda.	Chile	Ch$	0	33.34	31,41	28.57	442,330	368,491	(26,732)	(1,456)	(74,023)
Energen S.A. (2)	Argentina	US$	11,999	99.00	99.99	99.99	-	(5,198)	(41,745)	(41,745)	(1,614)
CDEC-SIC Ltda. (1)	Chile	Ch$	0	15.00	15.38	16.67	366,721	-	(7,612)	(99,909)	-

(continued...)

Net income (loss) of Investment			Investment Value		Unrealized	Results	Book Value of Investment

2002	2003	2004	2003	2004	2003	2004	2003	2004
ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

(1,879,338)	1,150,197	1,805,492	53,011,371	50,434,395	-	-	53,011,371	50,434,395
838,760	8,097,631	2,726,546	50,322,155	52,260,714	1,670,220	1,609,640	48,651,935	50,651,074
750,294	615,900	-	10,742,012	-	-	-	10,742,012	-
-	-	-	-	-	-	-	-	-
39,846	159,585	-	4,243,884	-	-	-	4,243,884	-
-	-	-	3,438,358	-	-	-	3,438,358	-
(8,910)	(415)	(21,149)	126,380	105,283	-	-	126,380	105,283
(41,745)	(3,588)	(1,614)	-	1	-	-	-	1
(1,171)	(15,371)	-	56,418	-	-	-	56,418	-

			121,940,578	102,800,393	1,670,220	1,609,640	120,270,358	101,190,753

(1)	These companies were reclassified to “investments in other companies” in 2004.
(2)	AES Gener decided to dissolve Energen and as a result it was no longer consolidated.
(3)	This Company was sold during 2004.

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

A bank loan in the amount of US$93,474,600 due December 31, 2010 which was used to finance the Company’s investment in Gener Argentina S.A. was also designated as a hedge of the Company’s foreign investment. In October 2005, such obligation was modified through an “amended and restated credit agreement” which sets forth the transference of the obligation to Banco Caylon. This obligation is for up to US$130,000,000 due on October 24th, 2012, which also covers the investments in Gener Argentina S.A.

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

The detail of goodwill is as follows:

	Balance as				Balance as
	of December		Amortization		of December

Company	31, 2003	2002	2003	2004	31, 2004

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
a) Goodwill:
Empresa Eléctrica Guacolda S.A	583,349	58,336	58,335	58,335	525,015
Gasoducto GasAndes S.A	1,258,931	104,911	104,911	-	-
Gasoducto GasAndes S.A. (Argentina)	1,800,361	183,380	150,030	-	-
Explotaciones Sanitarias S.A. (1)	-	221,472	-	-	-
Sociedad Eléctrica Santiago S.A	1,094,951	56,960	63,475	67,382	1,027,569
Sociedad Eléctrica Santiago S.A	2,944,627	350,135	350,135	350,134	2,594,042
Sociedad Eléctrica Santiago S.A	832,710	44,744	44,955	46,477	786,233

Total	8,514,929	1,019,938	771,841	522,328	4,932,859

______________________________________ (1) This company was sold in 2002.

11. INTANGIBLES

The detail of intangibles is as follows:

	As of December 31,

	2003	2004
	ThCh$	ThCh$

Revalued asset from the Company's predecessor (1981)	6,036,683	6,036,684
Other	47,543	18,381

Total	6,084,226	6,055,065
Accumulated amortization	(4,431,800)	(4,631,800)

Total Intangible net of accumulated amortization	1,652,426	1,423,265

Charge to net income	204,762	229,057

Total

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

13. SHORT TERM AND LONG TERM ACCOUNTS RECEIVABLE

The detail of short term and long term accounts receivable is as follows:

	Short term Maturities

			More than 90 Days			Total Current		Long Term
	Less than 90 Days		Less than 1 Year			Assets		Maturities

	2003	2004	2003	2004	Subtotal	2003	2004	2003	2004

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade Accounts Receivable	28,364,088	30,501,599	3,211,163	3,151,022	33,652,621	30,101,310	28,984,250	-	-
Allowance for Doubtful Accounts	(1,473,941)	(1,663,976)	-	(3,004,395)	(4,668,371)	-	-	-	-
Notes Receivable	243,480	60	21,679	-	60	265,159	60	-	-
Sundry Accounts Receivable	1,596,068	1,817,693	872,243	1,000,992	2,818,685	2,468,311	2,818,685	7,648,676	4,558,963

Total						32,834,780	31,802,995	7,648,676	4,558,963

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

b) Deferred taxes

The deferred tax assets and liabilities arising from accumulated temporary differences and the deferred tax complementary accounts are set out below:

	2003				2004

	Deferred Asset		Deferred Liability		Deferred Asset		Deferred Liability

	Short-	Long Short-	Short-		Short-	Long
	term	term	term	Long term	term	term	Short- term	Long term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	11,156	453,364	-	-	10,884	839,725	-	-
Unearned Income	-	-	-	-	207,215	2,534,082	-	-
Vacation allowance	228,537	-	-	-	463,952	-	-	-
Accelerated depreciation	-	373,209	-	101,737,430	-	313,876	-	106,289,540
Staff severance indemnities	-	-	-	147,073	-	-	-	129,611
Amortization of intangibles	-	-	-	273,495	-	-	-	241,955
Lease assets	-	-	-	399	-	-	-	18,386
Capitalized tax expenses	-	-	-	726,210	-	-	-	346,675
Loss carry forward	-	42,278,292	-	-	-	29,096,937	-	-
Other	715,497	-	-	4,028,609	2,843	14,336	-	59,152
Coal allowance	26,296	-	-	-	35,851	-	-	-
Sale on investments in related companies	-	1,794,273	-	668,631	12,422	640,149	-	-
Lease obligations, net	-	488	-	-	5,702	12,684	-	-
Allowance for supplies and inventories	237,677	-	-	-	360,607	157,209	-	-
Provision for retirement of machinery and equipment	29,738	216,593	-	-	9,725	-	-	-
Pension plans provision (long term)	-	-	-	-	155,086	-	-	-
Allowances	-	147,387	-	-	554,628	118,274	-	-
Deferred expenses on bonds issuance	-	-	-	-	-	-	-	5,756,776
Unrealized gain/loss in investments	-	-	-	-	-	2,702,304	-	25,145
Other deferred assets	-	-	-	-	-	3,243,054	-	-
Forwards	-	-	-	-	-	-	632,404	-
Subtotal	1,248,901	45,263,606	-	107,581,847	1,818,915	39,672,630	632,404	112,867,240
Net complementary accounts	-	2,882,850	-	55,918,039	-	183,614	-	52,405,973

Valuation Provision	-	-	-	-	-	2,237,559	-	-

Total deferred taxes	1,248,901	42,380,756	-	51,663,808	1,818,915	37,251,457	632,404	60,461,267

These deferred taxes are presented on a net basis in the balance sheet.

	As of December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Current income tax	(1,014,115)	(847,378)	(5,112,452)
Deferred income tax	(7,368,279)	(7,242,829)	(16,488,428)
Benefit of tax losses	11,857,623	4,766,228	6,156,218
Amortization of complementary accounts	(5,179,912)	(1,543,118)	(812,830)
Effect over deferred tax assets and liabilities for changes in the valuation provision	-	-	(2,237,559)
Other	(313)	-	-

Charge to income	(1,704,996)	(4,867,097)	(18,495,051)

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

c) Tax loss carry forwards

In accordance with the Company’s FUT registry as of December 31, 2003 and 2004, the company had tax loss carry forwards for tax purposes of ThCh$213,455,154 and ThCh$163,619,581, respectively, as detailed below:

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

16. SHORT TERM BANK LIABILITIES

Short term bank liabilities as of December 31, 2003 and 2004 are as follows:

CURRENCY

			Other Foreign
	US Dollars		Currency		Chilean Pesos		Total

	2003	2004	2003	2004	2003	2004	2003	2004
BANK	ThCh$	ThCh$$	ThCh$	ThCh$	ThCh	ThCh$	ThCh$	ThCh$

Short term
ABN AMRO Colombia	2,456,692	-	-	-	-		2,456,692	-
Banco Crédito Inversiones	1,119,712	4,059,011	-	-	-		1,119,712	4,059,011
Scotiabank	746,476	2,706,008	-	-	-		746,476	2,706,008
Banco de Chile	-	1,678,544	-	-	-	1,538,355	-	3,216,899

Total	4,322,880	8,443,563	-	-	-	1,538,355	4,322,880	9,981,918

Principal	3,142,824	8,359,426	-	-	-	1,538,355	3,142,824	9,897,781

Annual average interest rate	4.21%	2.98%	-	-	-

Short term
portion of long
term bank	2003	2004	2003	2004	2003	2004	2003	2004
liabilities	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Bank of America	11,564,255	-	-	-	-	-	11,564,255	-
BBVA Banco Francés	1,370,688	-	-	-	-	-	1,370,688	-
Deutsche Bank	-	3,375,263	-	-	-	-	-	3,375,263
Banco de Chile	-	3,305,683	-	-	-	-	-	3,305,683
Bancolombia	-	-	-	1,899,309	-	-	-	1,899,309
Corfinsura	-	-	-	949,655	-	-	-	949,655
Conavi	-	-	-	189,931	-	-	-	189,931
Bancafe	-	-	-	759,723	-	-	-	759,723
Bogotá	-	-	-	876,396	-	-	-	876,396
Av Villas	-	-	-	188,122	-	-	-	188,122
Occidente	-	-	-	361,773	-	-	-	361,773
Corficol	-	-	-	188,122	-	-	-	188,122
Davivienda	-	-	-	379,861	-	-	-	379,861
Corfivalle	-	-	-	284,897	-	-	-	284,897

Total	12,934,943	6,680,946	-	6,077,789	-	-	12,934,943	12,758,735

Principal	12,934,943	6,604,138	-	5,442,310	-	-	12,934,943	12,046,448

Annual average interest rate	5.15%	5.45%	-	13.34%

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

17. LONG TERM BANK LIABILITIES

The detail as of December 31, 2003 and 2004 is as follows:

		2003			2004

			1-2	2-3	3-5	5-10	Total	Annual
		Total					Long	Interest
		Long	years	years	years	years	term
Bank	Currency	Term ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	Rate %

Deutsche Bank	US$	-	8,405,901	8,607,717	20,639,713	1,978,619	39,631,950	4.96%
Banco de Chile	US$ Colombian	-	3,232,920	3,232,920	6,465,840	-	12,931,680	5.95%
Bancolombia	$ Colombian	-	2,267,671	2,267,671	4,535,342	4,535,341	13,606,025	13.34%
Corfinsura	$ Colombian	-	1,133,835	1,133,835	2,267,670	2,267,671	6,803,011	13.34%
Conavi	$ Colombian	-	226,767	226,767	453,534	453,534	1,360,602	13.34%
Bancafé	$ Colombian	-	907,068	907,068	1,814,136	1,814,137	5,442,409	13.34%
Bogota	$ Colombian	-	1,046,368	1,046,368	2,092,736	2,092,736	6,278,208	13.34%
Av Villas	$ Colombian	-	224,608	224,608	449,215	449,215	1,347,646	13.34%
Occidente	$ Colombian	-	431,937	431,937	863,874	863,874	2,591,622	13.34%
Corficol	$ Colombian	-	224,608	224,608	449,215	449,215	1,347,646	13.34%
Davivienda	$ Colombian	-	453,534	453,534	907,068	907,069	2,721,205	13.34%
Corfivalle	$ Colombian	-	340,151	340,151	680,301	680,305	2,040,908	13.34%
Bank of America	US$	161,047,467	-	-	-	-	-	4,64%
Scotiabank	US$	5,112,613	-	-	-	-	-	3,08%
Banco Crédito Inversiones	US$	7,668,920	-	-	-	-	-	3,08%

Total		173,829,000	18,895,368	19,097,184	41,618,644	16,491,716	96,102,912	-

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

18. LONG TERM LIABILITIES (EXCLUDING BANK LIABILITIES)

	Balance as of December 31, 2003				Balances as of December 31, 2004

	Type of	Long	Short	Total	Long	Short term	Total
Liability	Currency	term portion ThCh$	term portion ThCh$	ThCh$	term portion ThCh$	portion ThCh$	ThCh$

Bonds payable	UF	18,834,498	292,822	19,127,320	18,806,316	288,536	19,094,852
Bonds payable	US$	34,997,088	579,691	35,576,779	25,640,400	6,933,999	32,574,399
Bonds payable in foreign countries	US$	192,213,974	25,931,394	218,145,368	348,236,208	6,143,807	354,380,015
Convertible bonds	US$	290,103,884	5,786,137	295,890,021	-	-	-

Subtotal		536,149,444	32,590,044	568,739,488	392,682,924	13,366,342	406,049,266

Notes payable (a)	US$	632,959	-	632,959	415,004	-	415,004

Subtotal		632,959	-	632,959	415,004	-	415,004

Provision for staff severance indemnities	Ch$	1,408,944	34,495	1,443,439	1,955,019	33,447	1,988,466
Provision for pensions and post retirement benefits	Col$	2,331,806	-	2,331,806	2,570,302	-	2,570,302
Provision for personnel benefits	Ch$	-	1,716,514	1,716,514	-	2,426,419	2,426,419
Provision for post- retirement pension plan	Ch$	4,843,888	727,083	5,570,971	4,690,276	700,488	5,390,764
Provision for taxes in Argentina	Arg$	-	5,661	5,661	-	77,986	77,986
Loss on sale of Oilgener Inc. and Carbones del Cesar	Ch$	-	1,800,068	1,800,068	-	-	-
Legal contingency provision	Ch$	-	-	-	-	1,282,020	1,282,020
Provision for the conversion of convertible bonds (d)	US$	13,283,286	-	13,283,286	-	-	-
Other provisions	Ch$	419,536	1,958,511	2,378,047	484,076	956,068	1,440,144
Other provisions	Col$	-	738,728	738,728	-	1,273,422	1,273,422

Subtotal		22,287,460	6,981,060	29,268,520	9,699,673	6,749,850	16,449,523

Deferred taxes	Col$	(8,497,478)	-	(8,497,478)	5,877,805	-	5,877,805
Deferred taxes	Ch$	20,579,383	-	20,579,383	22,431,501	-	22,431,501
Deferred taxes	Arg$	(2,798,853)	-	(2,798,853)	(5,099,496)	-	(5,099,496)

		9,283,052	-	9,283,052	23,209,810	-	23,209,810

Deferred customs duties	US$	718,115	2,500,186	3,218,301	36,685	78,456	115,141
Unearned income (c)	US$	-	41,149	41,149	14,906,365	288,596	15,194,961
Other current liabilities	US$	-	-	-	-	1,728,086	1,728,086
Other long-term
liabilities		$-	2,870	2,897	-	-	-
Other long-term
liabilities (a) (b)	US$	14,696,355	1,449,816	16,146,144	-	346,925	346,925
Subtotal		15,414,470	3,994,021	19,408,491	14,943,050	2,442,063	17,385,113

Total		583,767,385	43,565,125	627,332,510	440,950,461	22,558,255	463,508,716

a)	Notes payables include obligations with Morgan Stanley Group Inc. amounting to ThCh$1,133,335 (ThUS$2,033) in 2003 at an annual interest rate of 5.35%. These notes were paid in March 2004.

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

(1)
The provision for conversion of convertible bonds refers to provision recorded by the Company for the premium payable to bondholders who did not convert their bonds into share before the bonds´ maturity date it charged to income in 2002, 2003 and 2004 amounted to ThCh$4,145,461 (ThUS$7,437), ThCh$460,798 (ThUS$827) and ThCh$2,249,276 (ThUS$4,035), respectively, and is included in “Non-operating expenses”. See Note 30.

(2)
The provision for pensions and post-retirement benefits charged to income in 2002, 2003 and 2004 amounted to ThCh$560,814 (ThUS$1,006), ThCh$1,125,659 (ThUS$2,019) and ThCh$649,249 (ThUS$1,165), respectively, and is included in “Non-operating expenses”. See Note 30.

(3)
Other provisions include maintenance cost incurred for services completed of ThCh$1,103,762 (ThUS$1,980) in 2003; provision for energy purchases of ThCh$268,497 (ThUS$482) in 2003; provision related to dispute with the Junta de Vigilancia Rio Maipo for ThCh$289,557 (ThUS$519) in 2004 and provision for other legal contingencies of ThCh$530,602 (ThUS$952) and ThCh$1,422,020 (ThUS$2,551) in 2003 and 2004, respectively, and external services of ThCh$460,120 (ThUS$825) and ThCh$313,115 (ThUS$562) in 2003 and 2004 respectively; and other provisions of ThCh$334,258 (ThUS$600) and ThCh$204,800 (ThUS$367) in 2003 and 2004, respectively.

(4)	Other provisions include the provision of ThCh$412,274 (ThUS$740) and ThCh$408,496 (ThUS$733) in 2003 and 2004, respectively, related to gross revenue taxes for Gener Argentina S.A.

b) Other provisions

Other provisions that are presented as a reduction in the corresponding assets at each year end are as follows:

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

c) Write-offs

On December 31, 2003 and 2004, fixed assets amounting to ThCh$310,699 (ThUS$557) and ThCh$534,146 (ThUS$958) respectively, were written-off, (see Note 30). These amounts are included in other non-operating expenses and represent the net book value of fixed assets retired from service that will mainly be sold as scrap material.

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

21. BONDS

a) The terms and conditions for the bonds outstanding as of December 31, 2004 are as follows:

			Eléctrica Santiago	Santiago
	AES Gener	AES Gener	Bond	Bond	Chivor
	Yankee Bonds	Senior Notes	US$	UF	Senior Notes

Issue date	January 23, 1996	March 22, 2004	September 29, 1999	September 29, 1999	November 30, 2004

Securities issued	Bearer Bonds	Bearer Bonds	Bearer Bonds	Bearer Bonds in	Bearer Bonds
	denominated in US$	denominated in US$	denominated in US$	denominated UF	denominated in US$

Amount of
issuance	US$200,000,000	US$400,000,000	US$60,000,000	UF1,388,000	US$170,000,000

			Series A1	Series B1
			500 bonds of	198 bonds of
			US$10,000 each	UF 1.000 each
			Series A2	Series B2
			550 bonds of	119 bonds of UF
			US$100,000 each	10.000 each

Amount
outstanding	US$ 54,751,000 (1)	US$ 400,000,000	US$ 57,500,000	UF 1,086,000	US$ 170,000,000

Basis for	Ch$ /	Ch$ /	Ch$ /		Ch$ /
readjustment	US$ Fluctuation	US$ Fluctuation	US$ Fluctuation	UF Fluctuation	US$ Fluctuation

25 years (6
			10 years (5 year	year grace period
			grace period and 5	and 19 year
			year principal	principal repayment
Amortization term	10 years	10 years	repayment period)	period)	10 years

			10 semiannual	38 semiannual
Principal			payments starting on	payments starting on
payments	January 15, 2006	March 25, 2014	April 15, 2005	April 15, 2005	December 30, 2014

Nominal annual
interest rate	6.50%	7.50%	8.00%	7.50%	9.75%

		Semiannually			Semiannually
	Semiannually on	on March 25	Semiannually on	Semiannually	on June 30
	January 15 and July	and September 25 of	April 15 and	on April 15	and December 30
	15 of each year,	each year, starting	October 15 of	and October 15	of each year,
	starting on July 15,	on September 25,	each year, starting	of each year, starting	starting on June 30,
Interest payments	1996	2004	on April 15, 2000	on April 15, 2000	2005

(1)	On February 27, 2004, we accepted as payment an aggregate principal amount of US$ 145.2 million for our Yankee bonds in a cash tender offer.
As of December, 31, 2004, the amount of Yankee notes outstanding was US$ 54.6 million.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

b) The detail of the outstanding bonds at December 31, 2003 and 2004 is as follows:

Registration No.			Basis for	Nominal						Country
or Identification	Series	Outstanding	Readjustment	Annual	Scheduled	Interest	Amortization			of
		Amount	Interest	Rate %	Maturity	Payments	Payments	2003	2004	Issuance

Bonds Short term
	LA1-
Convertible bonds	LA5	-	US$	6.00	Mar-01-2005	Semiannually	Upon maturity	4,889,237	-	Chile
Convertible bonds	M	-	US$	6.00	Mar-01-2005	Semiannually	Upon maturity	896,900	-	US
Yankee Bonds	Single	54,751,000	US$	6.50	Jan-15-2006	Semiannually	Upon maturity	3,633,677	914,698	US
Rule 144/A/Reg S Bonds	Single	400,000,000	US$	7.50	Mar-25-2014	Semiannually	Upon maturity	-	4,459,200	US
214 (ESSA)	A	57,500,000	US$	8.00	Oct-15-2009	Semiannually	Semiannually	579,691	6,933,999	Chile
214 (ESSA)	B	1,086,000	UF	7.50	Oct-15-2024	Semiannually	Semiannually	292,822	288,536	Chile
Variable Rate Bonds	-	-	US$	6.36	Dec-31-2007	Semiannually	Semiannually	17,725,930	-	Argentina
Variable Rate Bonds	-	-	US$	6.36	Dec-31-2007	Semiannually	Semiannually	4,571,787	-	Argentina
Chivor Bonds	Single	170,000,000	US$	9.75	Dec-30-2014	Semiannually	Upon maturity	-	769,909	US

Total Short term								32,590,044	13,366,342

Bonds Long term
	LA1-
Convertible bonds	LA5	-	US$	6.00	Mar-01-2005	Semiannually	Repayment of principal due	245,135,366	-	Chile
Convertible bonds	M	-	US$	6.00	Mar-01-2005	Semiannually	Repayment of principal due	44,968,518	-	US
Yankee Bonds	Single	54,751,000	US$	6.50	Jan-15-2006	Semiannually	Repayment of principal due	121,729,000	30,518,208	US
Rule Bonds 144A/Reg S	Single	400,000,000	US$	7.50	Mar-25-2014	Semiannually	Repayment of principal due	-	222,960,000	US
214 (ESSA)	A	57,500,000	US$	8.00	Oct-15-2009	Semiannually	Semiannually	34,997,088	25,640,400	Chile
214 (ESSA)	B	1,086,000	UF	7.50	Oct-15-2024	Semiannually	Semiannually	18,834,498	18,806,316	Chile
Variable Rate Bonds	-	-	US$	6.36	Dec-31-2007	Semiannually	Semiannually	59,086,431	-	Argentina
Variable Rate Bonds	-	-	US$	6.36	Dec-31-2007	Semiannually	Semiannually	11,398,543	-	Argentina
Chivor Bonds	Single	170,000,000	US$	9.75	Dec-30-2014	Semiannually	Repayment of principal due	-	94,758,000	US

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

In 2004, we repaid the total amount of the floating rate notes issued by our Argentine subsidiaries, TermoAndes and InterAndes, which were authorized on July 30, 1998 by the National Commission of Securities, through Resolution No. 12337. In accordance with this approval, TermoAndes issued ten series of bonds totaling US$210,000,000 and InterAndes issued five series of bonds totaling US$47,000,000. Both companies hedged their variable rate obligations with a fixed 180-day Libor rate, pursuant to which TermoAndes and InterAndes paid a fixed rate and received a variable rate. These interest rate swap agreements were also terminated in April 2004. On April 16, 2004, AES Gener S.A. repaid the outstanding debt (notes) of TermoAndes and InterAndes, through the payment of US$ 62 million and a new credit agreement for US$ 93.5 million which was extended to AES Gener S.A. As of December 31, 2004, the outstanding balance of this loan was ThCh$42,919,800 (US$77,000,000).

In 2004, AES Gener also concluded three separate cash tender offers and/or called for redemptions of its US$200 million 6.5% Yankee notes due 2006, its US$73.9 million 6% U.S. convertible notes due 2005, and its US$402.7 million 6% Chilean convertible notes due 2005. In connection with such offers, the Company accepted for payment tenders of approximately US$145.2 million in principal amount of Yankee notes on February 27, 2004, representing 72.62% in aggregate principal amount of Yankee notes outstanding, and on April 2, 2004, approximately US$55.7 million in aggregate principal amount of U.S. convertible notes, representing 75.35% of the aggregate principal amount of U.S. convertible notes outstanding. In connection with its offer for the Chilean convertible notes, the Company repurchased approximately US$156.8 million in aggregate principal amount of Chilean convertible notes on March 24, 2004, representing 38.9% in aggregate principal amount of Chilean convertible notes outstanding. On May 31, 2004, AES Gener redeemed the entire amount of its U.S. convertible notes and Chilean convertible notes outstanding after the completion of the tender offers described above for approximately US$264.1 million.

On March 22, 2004, we completed the issuance of US$400 million aggregate principal amount of 7.50% senior notes due 2014. We entered into forward treasury lock agreements for a notional amount of US$200 million commencing in December, 2003 and an additional US$200 million in February, 2004 to hedge against the underlying interest rate of notes. On the closing date of these notes, we paid the actual loss amount to the counterparty, which is US$22.1 million (ThCh$13,140). The cost associated with these transactions is amortized over the life of the notes.

The placement discounts and bond issuance expenses are detailed under other long term assets (Note 12).

In addition to the bonds issued as part of the restructuring plan carried out in 2004, Eléctrica Santiago also has bonds outstanding as explained below:

During 1999, the subsidiary completed its first bond issuance for an aggregate principal amount of US$100 million (series A and B), US$60 million in A series bonds and UF 1,388,000 in B series bonds. As of December 31, 2004, 95.8% of the A series bonds had been issued, totaling ThCh$31,047,180 (US$57.5 million) and 78.2% of the B series bonds totaling ThCh$18,806,316 (UF 1,086,000). The issuance proceeds were used to finance the payment of debt owed to General Electric related to the construction of the Nueva Renca power plant and repay other short term debt.

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

22. SHAREHOLDERS’ EQUITY

a) The movement in shareholders' equity during each year is as follows:

							Subsidiary	Net
		Share		Future			Development	Income
	Paid-in	Premium	Other	Dividends	Retained	Interim	Stage	For the
	Capital	Account	Reserves	Reserve	Earnings	Dividends	Deficit	Year
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

2002
Balance as of January 1	635,023,898	28,391,186	47,970,242	8,942,067	892,307	-	(118,387)	(2,010,423)
Distribution of earnings from last year	-	-	-	(4,253,434)	2,124,624	-	118,387	2,010,423
Currency translation adjustment	-	-	1,120,841	-	-	-	-	-
Price-level restatement	19,050,717	851,736	1,439,107	140,659	90,508	-	-	-
Net income for the year	-	-	-	-	-	-	-	35,223,218
Total	654,074,615	29,242,922	50,530,190	4,829,292	3,107,439	-	-	35,223,218
Balance at December 31, 2002	677,130,746	30,273,735	52,311,379	4,999,525	3,216,976	-	-	36,464,835

2003
Balance as of January 1	654,074,615	29,242,922	50,530,190	4,829,292	3,107,439	-	-	35,223,218
Distribution of earnings from last year	-	-	2,636,863	29,779,536	2,806,819	-	-	(35,223,218)
Final dividends	-	-	-	(29,779,536)	-	-	-	-
Currency translation adjustment	-	-	(144,607)	-	-	-	-	-
Price-level restatement	6,540,746	292,429	486,844	462,727	59,142	-	-	-
Net income for the year	-	-	-	-	-	-	-	53,678,463
Total	660,615,361	29,535,351	53,509,290	5,292,019	5,973,400	-	-	53,678,463
Balance at December 31, 2003	677,130,746	30,273,735	54,847,023	5,424,319	6,122,735	-	-	55,020,425

2004
Balance as of January 1	660,615,361	29,535,351	53,509,290	5,292,019	5,973,400	-	-	53,678,463
Distribution of earnings from last year	-	-	-	-	53,678,463	-	-	(53,678,463)
Final dividends	-	-	-	-	(56,727,528)	-	-	-
Issuance of shares	62,268,146	-	-	-	-	-	-	-
Currency translation adjustment	-	-	(19,200,331)	-	-	-	-	-
Price-level restatement	17,884,837	738,384	1,337,732	132,300	(210,529)	(120,962)	-	-
Interim dividends	-	-	-	-	-	(32,366,268)	-
Net income for the year	-	-	-	-	-	-	-	39,454,037

Balance at December 31, 2004	740,768,344	30,273,735	35,646,691	5,424,319	2,713,806	(32,487,230)	-	39,454,037

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

The preferential offering period was initiated on May 20, 2004 and was effective through June 19, 2004. During this period a total of 714,084,243 shares amounting to ThCh$62,268,146 (the equivalent of US$98 million at the time the capital increase transactions occurred) were subscribed. AES Gener’s parent Company, Inversiones Cachagua Ltda. (Cachagua) subscribed 713,000,000 shares on May 20, 2004, increasing its ownership from 98.65% to 98.79% .

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

A final dividend payment related to net income from 2003 was approved at the annual general shareholder meeting held on February 19, 2004 and later ratified at the extraordinary general shareholders meeting held on April 6, 2004. The shareholders approved distribution of $9.46250 per share in February which corresponded to 100% of the net income from 2003. Likewise, an additional $0.5375 per share was declared through a charge to other reserves in order to obtain a final dividend of $10 per share.

During Ordinary Board Meeting N°484, held on August 22, 2004, a distribution of US$ 19,500,000 or the equivalent in pesos (ThCh$12,096,235), was approved through the payment of an interim dividend of US$0.0035 per share. The payment was carried out on September 16, 2004.

During Ordinary Board Meeting N°488, held on December 6, 2004, a distribution of US$35,127,603.61 or the equivalent in pesos (ThCh$20,270,032), through the distribution of an interim dividend of US$0.0055 per share. The interim dividend payment was made on December 28, 2004.

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

23. RELATED COMPANY TRANSACTIONS

Balances with related companies correspond to transactions associated with the Company’s line of business conducted in accordance with the current legislation in force. All receivables and payables associated with related party transactions are settled in cash. The detail of these balances is as follows:

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

b) Accounts Payable

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

c) Related company transactions

The details of the transactions between related companies in 2002, 2003 and 2004 are as follows:

			(Charge) Credit to income
			As of December 31

	Nature of
	the		2002	2003	2004
Companies	Relationship	Transactions	ThCh$	ThCh$	ThCh$

Empresa Eléctrica Guacolda S.A	Affiliate	Energy and capacity purchase	(1,234,896)	(1,090,146)	(504,717)
Empresa Eléctrica Guacolda S.A	Affiliate	Coal purchase	-	-	(707,432)
Empresa Eléctrica Guacolda S.A	Affiliate	Coal sale	4,988,323	6,503,218	2,489,265
Empresa Eléctrica Guacolda S.A.	Affiliate	Other services	-	(72,324)	(85,321)
Inversiones Cachagua Ltda	Shareholder	Interest on loans	32,891,161	19,631,405	2,454,757
Inversiones Cachagua Ltda	Shareholder	Price level restatement	5,012,625	1,815,573	(731,824)
Inversiones Cachagua Ltda	Shareholder	Foreign exchange gain (loss)	11,272,788	(33,348,914)	859,999
Inversiones Cachagua Ltda	Shareholder	Fund transfer	234,308	-	-
CDEC - SIC Ltda	Affiliate	Administrative and coordination services	(375,726)	(175,302)	(139,927)
CDEC - SIC Ltda	Affiliate	Administrative and coordination services	-	(90,154)	(99,118)
CDEC - SING Ltda	Affiliate	Administrative and coordination services	(141,722)	(191,363)	(139,370)
CDEC - SING Ltda	Affiliate	Administrative and coordination services	-	(149,794)	(132,104)
Gasoducto GasAndes S.A	Affiliate	Transport of gas and commissions	(1,717,700)	(2,097,370)	(1,944,072)
Gasoducto GasAndes S.A	Affiliate	Interest down payment	-	179,631	141,835
Gasoducto GasAndes (Argentina) S.A	Affiliate	Interest and commissions	-	(354,981)	(48,249)
Gasoducto GasAndes (Argentina) S.A	Affiliate	Transport of gas and commissions	(4,480,847)	(4,176,848)	(4,100,398)
Gasoducto GasAndes (Argentina) S.A	Affiliate	Interest down payment	-	225,136	179,960
Itabo S.A	Affiliate	Professional fees	-	2,497,721	-
AES Corp	Director in common	Other services	(187,676)	-	-
AES Corp	Director in common	Other services	(70,037,804)	(34,967,064)	-
René Cortázar y Cía. Ltda	Director in common	Other services	(8,515)	-	-
Centro de Estudios e Investigación Financiera S.A	Director in common in common	Other services	(8,512)	-	-
Estudio Jurídico Claro y Cía	Director in common	Other services	(22,343)	(80,125)	-
Jeffery Safford	Director	Work contract	(77,049)	-	-
Robert Morgan	Director	Work contract	(95,032)	-	-
René Cortazar	Director	Professional fees	(24,750)	(29,903)	(32,666)
Daniel Yarur	Director	Professional fees	(26,195)	(29,903)	(32,666)
José Joaquín Brunner R	Director	Professional fees	(16,358)	(3,640)	-
Andrés Sanfuentes Vergara	Director	Professional fees	(16,348)	(3,640)	-
Gabriel del Real C	Director	Professional fees	(16,360)	(14,582)	(16,352)
Pedro Lizana Greve	Director	Professional fees	(27,261)	(5,460)	-
Andres Gluski	Director	Work contract	(110,523)	-	-

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

25. DERIVATIVE CONTRACTS

The detail of derivatives outstanding as of December 31, 2004 is as follows:

Agreements Descriptions

								Net income effect

		Amount					Amount
		of			Position		of item	Realized	Unrealized
Type of	Type of	agreement	Due	Specific	sale/	Item	hedged	loss	loss
derivative	agreement	ThCh$	date	item	purchase	hedged	ThCh$	ThCh$	ThCh$

FR	CCTE	4,317,110	1Q/2005	US $	Purchase	Revenue	3,901,800	-	415,310
FR	CCTE	4,009,395	1Q/2005	US $	Purchase	Revenue	3,623,750	-	385,645
FR	CCTE	4,009,395	1Q/2005	US $	Purchase	Revenue	3,624,725	-	384,670
FR	CCTE	4,010,695	2Q/2005	US $	Purchase	Revenue	3,624,725	-	385,970
FR	CCTE	4,013,165	2Q/2005	US $	Purchase	Revenue	3,624,725	-	388,440
FR	CCTE	3,150,806	1Q/2005	US $	Purchase	Revenue	2,845,527	-	305,279
FR	CCTE	3,947,314	1Q/2005	US $	Purchase	Revenue	3,565,212	-	382,101
FR	CCTE	3,473,156	1Q/2005	US $	Purchase	Revenue	3,136,781	-	336,375
FR	CCTE	3,986,285	2Q/2005	US $	Purchase	Revenue	3,599,631	-	386,655
FR	CCTE	3,486,917	2Q/2005	US $	Purchase	Revenue	3,147,934	-	338,982
FR	CCTE	2,158,555	1Q/2005	US $	Purchase	Revenue	1,950,900	-	207,655
FR	CCTE	782,730	1Q/2005	US $	Purchase	Revenue	724,620	-	58,110
FR	CCTE	1,233,660	1Q/2005	US $	Purchase	Revenue	1,115,300	-	118,360
FR	CCTE	1,542,075	1Q/2005	US $	Purchase	Revenue	1,393,750	-	148,325
FR	CCTE	1,234,060	2Q/2005	US $	Purchase	Revenue	1,115,300	-	118,760
FR	CCTE	961,600	2Q/2005	US $	Purchase	Revenue	892,240	-	69,360
FR	CCTE	1,234,820	2Q/2005	US $	Purchase	Revenue	1,115,300	-	119,520
FR	CCTE	598,101	2Q/2005	US $	Purchase	Revenue	557,650	-	40,450
FR	CCPE	632,538	1Q/2005	US $	Purchase	Loans	557,400	75,138	-
FR	CCPE	632,538	1Q/2005	US $	Purchase	Loans	557,400	75,138	-
FR	CCPE	632,538	1Q/2005	US $	Purchase	Loans	557,400	75,138	-
FR	CCPE	632,538	1Q/2005	US $	Purchase	Loans	557,400	75,138	-
FR	CCPE	632,538	1Q/2005	US $	Purchase	Loans	557,400	75,138	-
FR	CCPE	632,538	1Q/2005	US $	Purchase	Loans	557,400	75,138	-
FR	CCPE	632,538	1Q/2005	US $	Purchase	Loans	557,400	75,138	-
FR	CCPE	632,538	2Q/2005	US $	Purchase	Loans	557,400	75,138	-
FR	CCPE	632,538	2Q/2005	US $	Purchase	Loans	557,400	75,138	-
FR	CCPE	632,538	2Q/2005	US $	Purchase	Loans	557,400	75,138	-

FR	=	Forward
CCTE	=	Forward coverage contract for a forecasted transaction
CCPE	=	Forward coverage contract for an existing balance sheet item
Revenue from the delivery of electric energy and capacity to customers in Chile, in accordance
Item hedged	=	with existing
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

b) Third-Party Guarantees

(i) AES Gener is guarantor of the timely payment of 15% of the principal and interest under the loan granted to related company GasAndes Argentina by a bank syndicate led by Bank Bilbao Vizcaya Argentaria (España) S.A. In December 2003, AES Gener provided this performance guarantee to ensure payment of a portion of GasAndes

Argentina's obligations and AES Gener would be required to perform under this guarantee if GasAndes Argentina fails to make the principal payments required under its credit agreement. The amount originally guaranteed by AES Gener was ThCh$2,675,520 (ThUS$4,800) and as of December 31, 2004, the maximum potential amount of future payments that AES Gener could be required to make under the guarantee was ThCh$1,421,370 (ThUS$2,550). The guarantee expires in March 2006, upon maturity of the credit agreement.

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

Endesa filed an appeal for reconsideration of MR-119, which was resolved by Ministerial Resolution N° 17 (MR-17), dated April 14, 2004 which determined modification of the calculation methodology for hydroelectric plants with dams. This modification resulted in an increase in the firm capacity of these plants and consequently, a reduction in the firm capacity of the rest of the plants in the system. On April 22, 2004, AES Gener filed an appeal for reconsideration, which was partially accepted by Ministerial Resolution N° 35 (MR-35), dated June 15, 2004 which ordered the CDEC-SIC to apply the calculation methodology established in MR-17, but to redefine the hours with the highest probability of load loss. Endesa filed an appeal for reconsideration of MR-35 which was denied on August 19, 2004. The dispute was not unanimously resolved as required at CDEC-SIC meeting held on July 27, 2004, thus a new dispute was submitted and resolved by the Experts Panel (Panel de Expertos) through Ruling 1 d ated September 9, 2004. Ruling 1 fixed peak hours in 8. The Operations Department (Dirección de Operaciones) of the CDEC-SIC proceeded with the resettlements of firm capacity on October 1, 2004, determining that peak capacity transfer payments resettled should be paid to AES Gener, Eléctrica

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

Santiago S.A. and Empresa Eléctrica Guacolda S.A., in the amounts of ThCh$6,744,000 (ThUS$12,099), ThCh$3,667,000 (ThUS$6,579) y ThCh$3,032,000 (ThUS$5,440), respectively, figures updated as of October 1, 2004, through MR 65 dated October 4, 2004. Both the Company and its subsidiary Eléctrica Santiago S. A. only received payments made by Transelec, while Pehuenche and Ibener S.A. did not proceed with payments at all. On its side, the equity method investee Empresa Eléctrica Guacolda S.A. did not receive payments from any of the previously mentioned companies. Later in October 2004, some members of the CDEC-SIC settled discrepancies in the calculations presented by the Operations Department, submitting such matters to the Experts Panel. The Experts Panel issued its decision on December 9, 2004 through Rulings 5 to 13. Consistent with Rulings 5 to 13, the Operations Department of the CDEC-SIC, reported on January 18 and 19, 2005, the results of the balances of the peak capacity transfer s corresponding to periods April 2000 to March 2004, pursuant to which AES Gener S.A., Eléctrica Santiago S.A. and Empresa Eléctrica Guacolda S.A. received ThCh$2,757,437 (ThUS$4,947), ThCh$1,313,631 (ThUS$2,357) y ThCh$1,204,114 (ThUS$2,160), respectively. In turn, Endesa, Pehuenche S.A. and Pangue S.A. filed before the 9th Civil Court of Santiago, a public law appeal for annulment of the MR 35 against the Chilean State. The Chilean State has settled dilatory pleas on this appeal. In addition, a new discrepancy has emerged in the CDEC-SIC, during January, concerning the minimum storage levels used in the calculations of firm capacity for the Laja and Rapel dams.

b) Disputes in the CDEC-SING

The methodology of calculation for the peak capacity in the CDEC-SING for years 2000 and beyond could not be adopted by the unanimity required by the electric regulation, thus the matter was resolved by the Ministry of Economy, Development and Reconstruction through Ministerial Resolution 163 dated December 28, 2001. Upon implementing said methodology, a new divergence arose in the CDEC-SING, which was resolved through Ministerial Resolution 106 dated December 29, 2003. The MR 106 included, among other aspects, a material modification in the methodology of acknowledging peak capacity commitments of a generator, as a result of that, a new divergence arose, related to the application proposed by the Operations Department. With regards to this divergence, on March 17, 2004, the Experts Panel of the CDEC-SING, after reviewing the positions of the different member companies of said CDEC, stated that the application of MR 106 showed anomalous results and contained elements that were inconsistent with DS 327 (e lectric rules), constituting a regulation change which avoids the retroactive application of it, as of year 2000, recommending to modify MR106, and as a subsidy of the hereinbefore, that said resolution was not applied with retroactive effect.

Subsidiary Norgener filed an appeal before the Ministry of Economy, on April 6, 2004, requesting the derogation of certain aspects of the MR 106, by virtue of article 53 of law 19.880, which states the Principles for Administrative Proceedings Governing the Actions of the State Administration Organisms (Bases de los Procedimientos Administrativos que Rigen los Actos de los Órganos de la Administración del Estado); and likewise, the decree of the provisional stay of the application of MR 106, in the part affected by the appeal of annulment. On April 26, 2004, the Ministry of Economy accepted the appeal and stayed the effects of MR 106. Nevertheless, on June 26, 2004, the Ministry denied the appeal for annulment filed, through MR 39/2004, and left without effect the suspension previously decreed. Following, Norgener S.A. requested Contraloría General de la República to order the annulment of MR 106 and 39, as they are considered not to be consistent with the regula tions. This request is still pending.

AES Gener S.A. and Norgener S.A. paid approximately ThCh$2,014,000 (ThUS$3,613) for firm capacity on July 22, 2004, pursuant to the application of MR 106 for the period from January 2000 to May 2004.

Likewise, the CDEC-SING Board has submitted three discrepancies to the Experts Panel, which are intended to modify the application the Operations Department has granted to the MR 106, so that the application is carried out consistent with the rights and interests of AES Gener S.A. and Norgener S.A. Through Ruling 1-2005, issued on January 26, 2005, the Experts Panel ratified, in a first divergence, the application the Operations Department had granted to the MR 106. Through Ruling 2-2005, dated February 24, 2005, the Experts Panel accepted the position of AES Gener in said divergence and decreed that “the calculation of the peak capacity balances for years 2000 to 2003, with respects to the determination of the peak capacity demand of each of the generators, must be held applying the modifications in the methodology stated in MR 106 as of year 2002.” In agreement with company’s calculations, the applications of Ruling 2-2005 would represent a reimbursement of approximately 50% of th e amount paid in July 2004, amount which will be determined by the CDEC-SING during March 2005. Previously, on February 3, 2005, the Experts Panel had declared inadmissible another discrepancy related to the same matter, filed by AES Gener S.A. and Norgener S.A. , declaring that the matter set forth could only be submitted to the Experts Panel, once Ruling 2 – 2005 had been issued. (See note 36 c) )

c) Legal Proceedings

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

c.3 Bankers Trust International Corporation (Delaware) Inc. vs. AES Gener and Ralph Wilkerson.

On May 24, 2002, AES Gener was served with a lawsuit filed by BTI Corporation (Delaware), as the assignee of the trustee in the bankruptcy of Cordex Petroleums Inc., a company incorporated under the laws of Alberta, Canada. The total amount sought against AES Gener in the lawsuit is ThCh$4,838,789 (ThUS$8,681) plus interest and legal fees. The lawsuit is based on breach of contract, inducing breach of contract, inducing breach of fiduciary duty and fraud against AES Gener related to its alleged collusion with the other defendant, Mr. Ralph Wilkerson to breach his contractual and fiduciary duties owed to Cordex Petroleums, Inc. The lawsuit, case No. 0101-05135, was filed in the Court of Queen’s Bench of Alberta, Judicial District of Calgary, Canada. On July 19, 2002, AES Gener submitted a motion for dismissal claiming, among other things, the lack of jurisdiction of the Canadian Courts and the improper obtaining of a court order allowing the Plaintiff to serve the Statement of Claim on AES Gener in C hile. A hearing was originally set for February 6, 2003, but it was suspended due to the late filing of an affidavit by the Plaintiff in response to the motion.

In March 2003, the judge decided to admit late-filed affidavit, only if it was used for the permitted purpose of remedying any technical deficiencies in the information previously submitted to the Court to obtain the order allowing the Plaintiff to serve the Statement of Claim on AES Gener in Chile. On April 14, 2003, the Plaintiff filed an appeal of this decision before the Alberta Court of Appeal and on March 14, 2004, the Court of Appeal ruled that the judge’s ruling regarding admissibility of the Plaintiff’s late-filed affidavit was premature and that issue should be determined by the judge who hears AES Gener's motion to dismiss. The parties are negotiating an extra judicial agreement, which is expected to be completed within the second quarter. The Company has recorded an allowance for ThCh$1,282,020 (ThUS$2,300). On June 6, 2005 the parties reached a mutual release and settlement agreement where the Plaintiff filed a discontinuance of action before the Alberta Courts. (See Note 26 1) c.3 )

c.4 Hidroeléctrica Guardia Vieja - Hidroeléctrica Aconcagua vs. AES Gener

In December 1999, AES Gener filed an arbitration proceeding against Hidroeléctrica Guardia Vieja S.A. and Hidroeléctrica Aconcagua S.A. (HGV-HASA) claiming default in the performance of contractual obligations related to an energy and capacity sales contract. The arbitrator accepted AES Gener's claims and the defendants were ordered to fulfill the terms of the contract. On December 14, 2001, the arbitrator issued a decision, which consistent with AES Gener's claim ordered modification of the "Sales Agreement for Electric Power and Capacity and Other" between AES Gener and HGV-HASA, dated November 2, 1993. Such decision, required re-issuance of the invoices exchanged between the parties from April 1998 until the final compliance date established by the decision. AES Gener's demands under the lawsuit were for ThCh$5,444,617 (ThUS$9,768). On December 31, 2004, the corresponding amount, including interest and contract modifications, was ThCh$9,064,637 (ThUS$16,262). HGV-HASA filed a nullity app eal before the Santiago Appeals Court and this appeal is still pending.

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

AES Gener and its related companies filed motions of appeal before the CSEC on August 29, 2003, which were rejected on June 21, 2004. On June 26, 2004, we and Eléctrica Santiago, and on July 2, 2004, Guacolda filed an appeal before the Santiago Court of Appeals, depositing in favor of the court 25% of the fine applied by the CSEC, as required. AES Gener and Eléctrica Santiago together accrued a provision for this contingency in the amount of ThCh$227,310 (ThUS$408) and Guacolda accrued a provision in the amount of ThCh$90,924 (ThUS$163).

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

c.9 Coastal Itabo Ltd. and AES Gener

On March 11, 2004 AES Gener requested arbitration by the International Commerce Chamber ("ICC") in Paris pursuant to Article No. 4 and Article No. 18.1 of the shareholder's agreement executed between AES Gener, Coastal Itabo Ltd. ("Coastal") and NCI on August 13, 1999. The arbitrator is petitioned to resolve the disputes arising with respect to the shareholder’s agreement as described below.

The request for arbitration is based on the fact that notice has been provided to AES Gener claiming that it breached the aforementioned shareholder's agreement, based on Resolution SIE-60-2003 of the Superintendency of Electricity and Fuels of the Dominican Republic (SEF) dated September 5, 2003, which ordered The AES Corporation to dispose of its indirect participation in Itabo. The basis for this resolution is that the SEF believes that The AES Corporation, through its

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

subsidiaries, controls and as a result, has ownership participation in the Dominican Republic electric industry in excess of the 15% allowed by the country's electricity law. As a result, AES Gener filed a constitutional rights proceeding before the Dominican Republic courts. On February 20, 2004, a Dominican Republic court issued a ruling declaring, among other matters, that the SEF's charges had no legal effect and ordered it to suspend the effects of the foregoing Resolution SIE-60-2003. On March 1, 2004, the SEF appealed such ruling. On April 15, 2004, Coastal filed a counter suit at the ICC alleging that AES Gener has not complied with the shareholder's agreement related to the procedure established for resolving disputes between the parties. AES Gener presented its response to the counter suit on June 15, 2004. Management believes that Coastal has no legitimate basis for its contract claims and no legal basis for its electricity law claims as the resolution and a subsequently issued "Formulation of Charges" of the Superintendence of Electricity were rejected by a Dominican court. If Coastal is successful in its claims, the Company would be required to sell to Coastal our interest in Itabo at 75% of its current independently determined value. AES Gener requested arbitration by the ICC in response to Coastal’s claim that AES Gener breached the shareholders agreement between the two parties. To date, the arbitration panel has been selected.

The outcome of this arbitration is uncertain and the company has not accrued a provision for the contingency.

c.10 Corporación Dominicana de Empresas Eléctricas Estatales (CDEEE) vs. Itabo S.A. and its President

On July 21, 2004, the Corporación Dominicana de Empresas Eléctricas Estatales, the Dominican Corporation of State-Owned Electric Companies or CDEEE, which is the government entity that currently owns 50% of Itabo, filed two suits with a Dominican Republic court in the city of Santo Domingo against Itabo and its President. In the first suit, CDEEE requests a rendering of accounts of Itabo by each of Itabo and its President, specifically with regard to all transactions between Itabo and its related parties. In the second suit, CDEEE requests that the court order Itabo to deliver its accounting books and records for the period from September 1999 to July 1, 2004 to CDEEE, and that an independent expert audit such accounting records and present a report to CDEEE and the court. In this second suit, CDEEE also requests that Itabo pay a fine of approximately ThCh$2,230 (ThUS$4). CDEEE additionally requests that if Itabo refuses to provide a rendering of accounts as requested, the court order the g arnishment of the personal and real estate properties of Itabo and its President.

The contracts under which the CDEEE bases its standing for these suits contain arbitration clauses that require all claims to be presented to the ICC in New York and are governed by New York law.

On August 18, 2004, Itabo filed a motion before the Board of Reconciliation and Arbitration of the Chamber of Commerce and Production of Santo Domingo or the Consejo de Conciliación y Arbitraje de la Cámara de Comercio y Producción de Santo Domingo requesting the following determinations: (i) inapplicability of the ordinary justice system to hear the claims by CDEEE and (ii) inapplicability of CDEEE’s request for a rendering of accountability by Itabo, among others. On August 18, 2004, the first hearing with respect to CDEEE’s claim for a rendering of accountability and damages was held. At the hearing, CDEEE opted for an extension of time in order to conduct document discovery. The motion was agreed to by the defendants.

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

With regard to the motion filed by Itabo before the Board of Reconciliation and Arbitration of the Chamber of Commerce and Production of Santo Domingo on August 18, 2004, the arbitration panel is currently in the process of being constituted.

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

On February 9, 2005, Itabo settled an arbitration proceeding before the International Chamber of Commerce (“ICC”) against CDEEE and the Wealth Fund of Reformed Companies/ Wealth Fund for Development (Fondo Patrimonial de las Empresas Reformadas/ Fondo Patrimonial para el Desarrollo ) (“FONPER”). The main objectives of the proceeding are declaring (i) basic contracts (the “Basic Contracts”) in effect and fully valid, ii) CDEEE and FONPER have breached the contractual dispositions contained in the basic contracts, related to the resolution of controversies and to the non-intervention in the management and administration of Itabo; (iii) proceedings to refrain from starting and/ or continuing any judicial or extrajudicial action against Itabo, with the exception of the controversy solution mechanism foreseen in the basic contracts; and (iv) those persons who are certified as Itabo’s shareholders, shall comply with the dispositions contained in Itabo’s ByLaws and with contractual dispositions contained in the basic contracts to decide any matter related to the management and administration of Itabo. FONPER submitted an answer and asserted a counterclaim on April 21, 2005. CDEEE submitted an

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

answer on April 23, 2005. Itabo answered FONPER's counterclaim on May 12, 2005. The arbitration panel is in the process of being constituted and therefore the outcome of this issue is uncertain.

c.11 Arbitration AES Gener and Eléctrica Santiago S.A. vs. Argentine natural gas producers, members of the Sierra Chata Consortium

AES Gener S.A. and Eléctrica Santiago S.A. filed an arbitration proceeding on July 13, 2004, before the International Chamber of Commerce (ICC) against the Argentinean natural gas producers, members of the Sierra Chata Consortium, made up by Petrolera Santa Fe S.R.L., Mobil Exploration & Development Argentina Inc., Atalaya Energy S.R.L., Canadian Hunter Argentina S.R.L. and Total Austral S.A. This action was filed before the ICC pursuant to the terms of the gas supply agreement. The main objective of the action was to request the arbitration court to order gas producers to comply with their obligations of delivering the total supply contracted and /or compensate for the losses incurred by the plaintiff. As of the date of the filing, the Company estimates that contractual damages amount to US$7.3 million. The Company and Eléctrica Santiago S.A. request the compensation for direct damages as consequence of the breach of contract, and also a compensation for future damages, in the form foreseen in the Argentinean legislation. The defendants responded to the arbitration proceeding on October 8, 2004, arguing that the Argentinean government decreed the natural gas restrictions, and as such, they are considered, pursuant to the agreement, “Force Majeure” events. Each of the parties has designated an arbitrator, and a third one is to be chosen by the two designated arbitrators. As soon as the third arbitrator is chosen, the case shall be submitted to the arbitration court to decide the terms of reference.

The outcome of this arbitration is uncertain, and the Company considers that the proceeding filed is inadmissible, and as a consequence, has not accrued a provision for the contingency.

c.12 Insurance Companies vs. AES Gener and Eléctrica Santiago S.A.

1. On November 29, 2004, AES Gener and Eléctrica Santiago (ESSA) were notified of a complaint against them filed by three insurance companies: Liberty Compañía de Seguros, Compañía de Seguros Generales Cruz del Sur S.A. and Compañía de Seguros Generales Penta Security S.A. The Insurance Companies had paid Codelco-Andina (copper mine property of a large state owned Chilean company) for damages caused by production losses due to the failure of their own 110 kv line in June 2000. In order to help Codelco Andina, ESSA delivered the electricity in an alternative point of supply, Las Vegas 110 kV substation, through transmission lines owned by AES Gener. Due to capacity restrictions in the AES Gener's transmission lines, ESSA offered and Codelco Andina accepted this supply subject to restrictions. In December 2000, the restrictions on the AES Gener's system increased and the electricity supply to Codelco Andina was reduced. After an arbitration ( before a Chilean arbitrator) between the insurance companies and Codelco Andina the insurance companies were condemned to pay US$ 6,086,144 in favor of Codelco. Now the insurance companies are trying to recover this money (plus costs, fees and interests) from AES Gener and ESSA. They are claiming, by virtue of subrogation of the insured rights, the compensation for damages for presumed contractual liabilities of ESSA and AES Gener, for the amount of US$ 6,616,658 (amount paid to the insured, which includes fees and expenses of the arbitration trial held between the parties). The claim for compensation of damages, is based “on the lack of written notice” by ESSA and AES GENER about the repairs that were made to the 110 kv lines (Las Vegas), pursuant to the supply contract. They affirm that if written notices had been given, indicating that said line would be out of service during all the time AES GENER works took place, Codelco-Andina would have adopted preventive measures to avoid damages suffered, particularly production losses. Additionally, in the event that the complaint for compensation of damages due to contractual liabilities of AES GENER was rejected or the Court is to consider that all or part of the responsibility of ESSA exceeds the contract boundaries, a compensation of damages for extra-contractual liabilities for the same amount ther ein above mentioned is claimed. On December 21, ESSA and AES GENER separately filed an incidental proceeding and subsidy dilatory pleas, like the incompetence of the court. Said incidental proceeding is in process of resolution by a judge knowledgeable in the subject matter.

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

a.2 Natural Gas Purchase Agreement

     On August 4, 1997, TermoAndes entered into a gas supply agreement with the consortium composed of Mobil Argentina S.A. (formerly Ampolex Argentina S.A.), Compañía General de Combustibles S.A., Ledesma S.A., Tecpetrol S.A. and YPF S.A. (the Consortium) for a twelve-year term which initiated on January 31, 1999. Although there is only one gas supply contract, the obligations are divided: 50% to be supplied by YPF, and the remaining 50% to be supplied by Tecpetrol, Ledesma, CGC and Mobil (hereinafter, jointly denominated Tecpetrol).

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

At present, TermoAndes and Tecpetrol are discussing several issues in an arbitration proceeding before the Arbitral Tribunal of the International Chamber of Commerce. The take-or-pay has been included in the arbitration proceeding through a counterclaim presented by TermoAndes which requests the Suppliers be required to comply with the MFN clause.

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

As a result of a series of factors, including lack of investment by natural gas producers in recent years and a rapid increase in the demand for natural gas, in early 2004, the executive branch of government in Argentina authorized the Argentine Secretary of Energy to implement measures to ensure supply to certain natural gas users through issuance of Decree Number 180/04 on February 13, 2004 (“Decree 180”).

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

b) Contingencies associated with Chivor in Colombia

b.1 Issuance of Notes and Colombian Credit Agreement

On November 30, 2004, Chivor, completed a US$253 million refinancing. As part of the refinancing, Chivor completed the sale of US$170 million of 9.75% Senior Secured Notes due in 2014. Chivor also concluded a local peso-denominated Colombian bank facility for approximately US$83 million with a 7-year maturity. Chivor used the net proceeds of the Chivor notes, together with the net proceeds of the bank facility and Chivor's available cash, to repay in full Chivor's existing outstanding syndicated loan facility of approximately US$260 million.

Both the note issuance and the local syndicated facility are guaranteed by: (a) an onshore trust agreement whereby Chivor’s revenues arising from generation and commercialization of electric power are managed and held in trust to guarantee payment, and (b) a pledge over all of Chivor’s shares owned by Energy Trade and Finance Corporation and the Chief Executive Officer of Chivor.

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

Among the principal financial covenants, in order for the company to incur in additional indebtedness exceeding certain fixed limits and to make restricted payments, which include dividend payments, the Interest Coverage Ratio of the company needs to be no less than 2.25:1, and the Total Debt to EBITDA Ratio must be no greater than 3.80:1.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

The notes are not subject to early redemption. Notwithstanding, if the company deposits with the trustee an amount equal to the full principal amount plus all interest to be accrued during the term of the notes, and upon fulfillment of additional requirements, certain covenants would be deemed fulfilled.

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

b.2 Legal Proceedings

1) As of October 15, 2002, a lawsuit was filed against Chivor and Emgesa S.A.E.S.P. (“Emgesa”) for the flooding of rice crops in the Meta River. The landowners have argued that Chivor and Emgesa caused damages to their land through spillouts conducted by both companies. The total amount of the lawsuit is ThCol$3,500,000 (ThCh$816,362 or ThUS$1,465). A final decision could take approximately eight years. As of December 31, 2004, a provision for ThCol$350,000 (ThCh$81,636 or ThUS$146) was recorded.

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

b.3 Industry and Commerce Tax

On March 25, 2004, the municipality of Almeida denied Chivor’s arguments in a motion for reconsideration of the ThCol$16,690,000 (ThCh$3,892,882 or ThUS$6,984) fine imposed on Chivor for allegedly failing to comply with its obligation to file industry and commerce tax (“ICA”) returns for the years 1998-2002. Chivor has duly and timely filed and paid all corresponding amounts. As a result, the company believes the probability of an adverse decision is unlikely based on its management and legal counsel opinions.

On April 1, 2004 legal proceedings against the above-mentioned sanctions were filed, however, a final decision will not be issued until 2009 or 2010.

As of December 31, 2004, the Company has not made a provision for this contingency.

c) Contingencies and Covenants related to Eléctrica Santiago

c.1 Gas Supply

Resolution 265/2004 of the Argentine Ministry of Energy and Decree 27/2004 of Secretary of Fuels, which was later replaced by Resolution 659/2004 of Ministry of Energy. Among other things, these rulings ordered natural gas producers to inject additional volumes to the domestic market. The gas suppliers for the Nueva Renca argued that such orders constitute force majeure under the contract, and as a result they reduced the gas supply by 30% to 70% during certain days during the first half of 2004. Eléctrica Santiago denied the force majeure argument, alleging that such causes were not exempt from the Suppliers’ actions, nor were they unexpected or unavoidable, given that the producers had the means to inject the additional gas requested in the domestic market and at the same time comply with the supply agreement.

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

Eléctrica Santiago has recorded in an off-balance sheet account deferred customs duties equal to approximately 11% of the capital and interest that originated from importing capital goods for the construction of the Nueva Renca. In accordance with Chilean law, custom duty credits are applicable if the goods being produced are exported. As of December 31, 2003 and 2004, current obligations for deferred customs duties net of the abovementioned benefit amounted to ThCh$1,186,085 (ThUS$1,901) and ThCh$2,168 (ThUS$4).

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

2) Under Resolution No. 737 dated April 26, 2000, the CSEC fined Eléctrica Santiago 200 UTA (ThCh$72,739 or ThUS$130) for alleged non-compliance with its duty to preserve a safe and continuous service as a result of the system blackout that affected the SIC on July 14, 1999. On May 5, 2000, Eléctrica Santiago filed a motion for reconsideration, arguing that such fine was illegal. The CSEC has not issued a resolution regarding the motion for reconsideration to date. As a result, payment of the fine has been temporarily suspended.

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

c.4 Guarantees Granted

Eléctrica Santiago has gas transportation agreements in place with Transportadora de Gas del Norte S.A., GasAndes Argentina and GasAndes Chile, which contemplate two guarantees:

a) A basic guarantee to ensure compliance with its obligations, which is satisfied as long as an Investment Grade Rating, as defined in the contract, is maintained by Eléctrica Santiago, or otherwise by the issuance of a bank guarantee equal to one year of firm natural gas transportation service. As long as Eléctrica Santiago has an “A” investment grade rating granted by two local risk rating agencies registered with the Chilean SVS, such requirement would be satisfied. If Eléctrica Santiago loses its Investment Grade Rating, the abovementioned bank guarantee shall be issued.

b) If transportation services are required to supply a new plant, an additional guarantee shall be required, consisting of a bank guarantee equivalent to 10% of the present value of the transportation contract. This requirement shall be dismissed if the Company maintains an “A” investment grade rating as discussed above.

During June 2004, a risk rating agency lowered Eléctrica Santiago’s solvency and bond rating from “A” to “BBB+”, arguing that the company had increased its level of risk exposure due to the Argentine government’s restrictions on natural gas supplies to Chile, as discussed above.

On November 24, 2004, Eléctrica Santiago provided GasAndes Chile with a non-endorsable letter of credit, in an aggregate amount of ThCh$1,798,438 (ThUS$3,226) to guarantee the performance of Eléctrica Santiago’s obligations related to the existing natural gas transportation contract between the companies.

c.5 Financial Covenants

On a quarterly basis, Eléctrica Santiago must meet the following financial covenants established in its bond indenture, which is registered in the Chilean Securities Registry under No. 214, calculated based on its stand-alone financial statements:

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

c.6 Argentine Gas Export Duty

The Sierra Chata Consortium (natural gas suppliers) has provided notice of their intention to transfer to Eléctrica Santiago the 20% export duty recently approved the Argentine authorities in Decree 645/04. Eléctrica Santiago has rejected this measure, arguing that the duty is not applicable under the terms of its existing supply contract. Eléctrica Santiago is to execute all possible actions to avoid this pass-through. If the Argentine export duty is deemed to be applicable to Eléctrica Santiago’s gas supply imports, it would increase the plant’s fuel cost by approximately US$2.9 million for the period ending December 31, 2004 As of December 31, 2004, Eléctrica Santiago has provisioned ThCh$809,692 (ThUS$1,453).

d) Contingencies and Covenants related to Energía Verde

d.1 Deferred Customs Duties

As of December 31, 2004, a contingent liability exists related to deferred customs duties associated with a deferred payment plan totaling ThCh$78,248 (ThUS$140) in 2004 and ThCh$186,783 (ThUS$307) in 2003, which originated from the import of capital goods for the construction of the thermal power plant of Energía Verde located in San Francisco de Mostazal. This liability will remain effective until it is compensated, under the provisions of Law N°18,634, through the write off of amortization payments over a term of 7 years. Energía Verde has steam process contracts with export companies and as such is allowed to use these tax credit benefits.

e) Contingencies and Covenants Related to Norgener

e.1 Deferred Customs Duties

The company will make use of the exemption granted by Law N°18,634, which are registered as contra accounts, and therefore, the company does not expect to make any payments. As of December 31, 2003 and 2004, these customs duties totaled ThCh$197,074 (ThUS$324) and ThCh$21,727 (ThUS$37), respectively.

e.2 Banco de Chile Credit Agreement

On November 26, 2004, Norgener paid a US$29 million supplier credit with the proceeds from a US$29 million bank facility. This repayment was made with the proceeds from a new credit which allowed Norgener to reduce its interest expenses and to extend by two years (to 2009) the final maturity of its obligations. The pledge over Plant Unit 2 remains the same.

e.3 Financial Restrictions

Norgener must meet the following financial covenants established in the Banco de Chile credit agreement, calculated based on its stand-alone financial statements:

  Net tangible assets not less than ThCh$ 7,000,000 (ThUS$12,558)
  Maximum financial debt not greater than ThCh$22,296,000 (ThUS$40,000); and
  The Net equity less the account receivables of related companies, plus the unamortized short-term and long-term revenues related to Escondida’s settlement should not be less than UF 7,380,000 (ThCh$127,799,829 or ThUS$229,279).

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

27. FOREIGN CURRENCY

A summary of the assets and liabilities in foreign currency is as follows:

ASSETS
		December 31,

		2003	2004
Current Assets	Currency	ThCh$	ThCh$

Cash	US$	2,404,252	2,567,200
Cash	Other currency	1,094,494	2,182,023
Time deposits	US$	10,165,614	25,996,519
Time deposits	Other currency	218,931	-
Marketable securities	US$	4,465,161	3,065,974
Marketable securities	Other currency	444,426	275,340
Trade accounts receivable	US$	466,296	548,810
Trade accounts receivable	Other currency	29,635,014	28,435,440
Miscellaneous accounts receivable	US$	97,938	1,930,005
Miscellaneous accounts receivable	Other currency	2,635,532	888,740
Accounts and notes receivable from related companies	US$	182,103,944	4,410,899
Accounts and notes receivable from related companies	Other currency	59,965	33,579
Inventories	US$	8,496,612	13,915,744
Inventories	Other currency	3,239,565	4,571,216
Recoverable taxes	US$	6,563	-
Recoverable taxes	Other currency	788,845	1,017,085
Deferred taxes	Other currency	1,248,901	1,186,511
Prepayments	US$	2,382,738	1,111,583
Prepayments	Other currency	50,336	545,971
Other current assets	US$	16,795,828	54,987,954
Other current assets	Other currency	31,899,824	(6,141,144)

Total current assets		298,700,779	141,529,449

Fixed Asset
Land	Other currency	6,208,758	6,294,615
Land	US$	2,010,038	1,840,803
Constructions and infrastructure	Other currency	384,900,486	371,024,090
Constructions and infrastructure	US$	369,075,972	344,114,839
Machinery and equipment	US$	745,925,849	707,797,240
Machinery and equipment	Other currency	237,820,866	218,135,263
Other fixed assets	US$	2,571,781	3,018,575
Other fixed assets	Other currency	49,016,512	43,508,782
Depreciation	US$	(78,764,009)	(86,341,958)
Depreciation	Other currency	(504,904,054)	(483,474,560)

Total fixed assets		1,213,862,199	1,125,917,689

Other noncurrent assets
Investments in related companies	US$	64,389,586	50,434,395
Investments in related companies	Other currency	55,880,772	50,756,358
Goodwill	US$	4,986,953	1,813,802
Goodwill	Other currency	3,527,976	3,119,057

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

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

CURRENT LIABILITIES

		Less than 90 days				More than 90 days and less than 1 year

		December 31, 2003		December 31, 2004		December 31, 2003		December 31, 2004

			Average		Average		Average		Average
		Amount	interest	Amount	interest	Amount	interest	Amount	interest
	Currency	ThCh$	rate	ThCh$	rate	ThCh$	rate	ThCh$	rate

Short term bank liabilities	US$	22,112	5.36%	6,765,019	2.98%	4,300,768	4.38%	1,678,544	2.98%
Short term bank liabilities	Other currency	-	-	1,538,355	-	-	-	-	-
Short term portion of long term bank liabilities	US$	1,370,688	-	6,680,946	5.45%	11,564,255	4.73%	-	5.95%
Short term portion of long term bank liabilities	Other currency	-	-	-	-	-	-	6,077,789	13.34%
Bonds payable	US$	9,419,815	6.15%	5,373,898	7.38%	22,877,407	5.16%	7,703,908	7.85%
Bonds payable	Other currency	-	-	-	-	292,822	7.50%	288,536	7.50%
Short term portion of long term liabilities	US$	2,925,019	9.97%	15,716	8.34%	1,024,983	9.77%	331,209	6.48%
Short term portion of long term liabilities	Other currency	2,870	15.60%	-	-	-	-	-	-
Dividends payable	Other currency	116,557	-	127,670	-	-	-	-	-
Accounts payable	US$	7,853,020	8.17%	5,692,874	-	2,939,271	8.17%	-	-
Accounts payable	Other currency	20,634,697	-	16,797,649	-	7,641,551	-	4,478,015	-
Sundry accounts receivable	Other currency	-	-	78,455	-	-	-	506	-
Accounts and notes payable to related companies	US$	537,412	-	949,330	-	-	-	-	-
Accounts and notes payable to related companies	Other currency	700,513	-	2,060	-	-	-	512,898	-
Provisions	US$	-	-	588,781	-	-	-	1,987,691	-
Provisions	Other currency	2,155,267	-	637,530	-	4,825,793	-	3,535,848	-
Withholding taxes	US$	19,719	-	941,938	-	-	-	-	-
Withholding taxes	Other currency	631,386	-	1,199,198	-	5,292	-	28,696	-
Income taxes	US$	686,018	-	-	-	-	-	3,990,142	-
Income taxes	Other currency	892,592	-	-	-	1,322,040	-	1,282,710	-
Unearned income	US$	-	-	106,113	-	-	-	182,483	-
Unearned income	Other currency	41,149	-	-	-	-	-	-	-
Other current liabilities	US$	-	-	995,558	-	-	-	732,528	-

Total current liabilities		48,008,834		48,491,090		56,794,182		32,811,503

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

The distribution of energy and capacity to customers in Chile is based on the contracts in force during the period and the sales prices are those established by the tariff regulations of the Ministry of Economy And Energy.

In Chile, Argentina and Colombia, contracts with non-regulated customers are defined through negotiation with the counter parties. In addition, sales in the spot market are defined by current market prices in the respective countries.

Operating revenue includes energy, capacity, transmission and other services supplied but not billed amounting to ThCh$23,592,904 (ThUS$42,327) in 2002, ThCh$23,845,795 (ThUS$42,780) in 2003 and ThCh$25,934,332 (ThUS$46,527) in 2004. These amounts are included in trade accounts receivable at December 31 of each year.

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

30. NON-OPERATING INCOME AND EXPENSES

The detail of non-operating income and expenses is as follows:

	Year Ended December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Financial Income
Interest on notes receivable	32,891,160	21,791,219	4,207,264
Other financial income	4,331,898	1,572,140	1,510,232

	37,223,058	23,363,359	5,717,496

Gain on investments in related companies
Equity share in net income of related companies (1)	1,844,097	10,081,845	4,592,620
Equity share in net loss of related companies (1)	(2,238,785)	(19,374)	(22,763)
Amortization of goodwill	(1,019,938)	(771,841)	(522,328)

	(1,414,626)	9,290,630	4,047,529

Other non-operating income
Gain on the sale of investments	-	-	1,299,227
Gain on the sale of property, plant and equipment and others	2,495,739	616,545	4,787,472
Fee and the surcharge on GasAndes contract	468,942	759,611	947,320
Forward	1,151,077	202,366	430,821
Gain on presumptive income tax on Chivor	-	-	1,162,026
Other income	2,856,157	1,367,568	975,987

Other non-operating income (2)	6,971,915	2,946,090	9,602,853

Total non-operating income	42,780,347	35,600,079	19,367,878

Financial expense
Interest on bank loans	(20,526,572)	(10,304,831)	(10,663,337)
Interest on bonds	(49,161,415)	(42,687,958)	(35,633,066)
Miscellaneous interest and commissions	(5,590,005)	(3,233,866)	(6,511,548)

	(75,277,992)	(56,226,655)	(52,807,951)

Other non-operating expenses (3)	(30,911,331)	(16,168,986)	(18,501,914)

Total non-operating expenses	(106,189,323)	(72,395,641)	(71,309,865)

(1) These amounts include unrealized gains (losses) in of the following companies:

	Year Ended December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Empresa Eléctrica Guacolda S.A	60,581	60,581	60,581

	60,581	60,581	60,581
(2) OTHER NON-OPERATING INCOME
Gain on sale of fixed assets	-	616,545	4,787,472
Reimbursement from insurance company to subsidiary	516,112	-	-
TGN advance interest	115,458	-	-
Reverse of presumed gain- Chivor	-	-	1,162,026
Interest from clients	-	-	21,867
Interest from client’s default	144,526	-	-
Gain on the sale of Carbones del Cesar	-	-	1,299,227
Gain on forwards settlements	1,151,078	202,366	430,821
GasAndes fee	-	354,981	947,320
TermoAndes debt	-	178,643	-
Gain on sale of property (Club de Campo Maipú)	1,240,786	-	-
Gain on sale of property (Miraflores #222 floors 4 – 7)	1,254,953	-	-
Other	2,549,002	1,593,555	954,120

Total other non-operating income	6,971,915	2,946,090	9,602,853

(3) OTHER NON-OPERATING EXPENSES
Loss from sales and write-offs of property, plant and equipment	1,389,771	310,699	534,146
Loss from sales property	3,837,406	-	-
Amortization of intangible assets	200,962	204,762	229,057
Amortization of bond issue discount and expenses	2,948,285	2,948,660	5,576,128
Taxes on interest payments	698,353	568,986	1,007,252
Bond conversion provisions	4,145,461	460,798	2,249,276
Customs and duty rebates	306,835	(161,843)	-
Post-retirement pension plan and post retirement benefits	791,517	1,425,429	949,019
Loss on forwards	1,813,944	1,622,324	5,414,917
Loss on sale of investment in Ecogener and Explotaciones Sanitarias S.A	1,502,410	-	-
Provision for Cordex Petroleum Inc. contingency (Note 26.2.c3)	-	-	1,282,020
Provision for loss in sale of Carbones del Cesar Ltda	1,420,604	393,529	-
Loss on sale of data base of Oilgener Inc. and Fell-Block	4,778,756	-	-
Research and development expenses	84,493	2,665	427,393
Rio Maipo Security committee loss	135,877	-	-
Write-off of interest receivable from former subsidiary	1,628,349	-	-
Supplies and inventories’ write- off	-	3,819,124	(308,644)
Swap provision – TermoAndes and InterAndes	-	1,463,586	-
Other subsidiaries’ non-operating expenses	5,228,308	3,110,267	1,141,350

Total other non-operating expenses	30,911,331	16,168,986	18,501,914

31. MINORITY INTEREST

As described in Note 1(a), AES Gener consolidates its financial statements with those of its subsidiaries in which other companies have a minority interest.

Amounts recorded related to minority shareholders as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 are as follows:

				Minority interest
	Percentage minority			participation in		Participation in net (income)
	interest			equity		loss for the year ended
	As of December 31,			December 31,		December 31,
	2002	2003	2004	2003	2004	2002	2003	2004
Subsidiary	%	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Norgener S.A	0.01	0.01	0.01	1	-	(1)	-	-
Energía Verde S.A	0.01	0.01	0.01	2	1	(1)	-	-
Chivor S.A. E.S.P. (Colombia)	0.02	0.02	0.02	41,614	37,766	(1,184)	(2,578)	343
Sociedad Eléctrica Santiago S.A.	10.00	10.00	10.00	6,093,063	6,714,733	(757,923)	(714,536)	(1,252,368)
Servicios de Asistencia Técnica S.A	0.10	0.10	0.10	(551)	-	(1,296)	(1)	(1)
New Caribbean S.A. (Dominican Republic)	49.99	49.99	49.99	1,059,867	1,835,517	(1,121,393)	(1,364,442)	(878,607)
Petróleos, Asfaltos y Combustibles S.A	2.10	2.10	2.10	74,803	74,933	(6,417)	8,918	(130)
Inversiones Termoenergía de Chile Ltda	0.01	0.01	0.01	(1,301)	1,282	534	21	-
Genergía S.A	0.01	0.01	0.01	(910)	877	-	23	-
Duke Blue Water (Cayman Islands)	0.01	0.01	0.01	(8,323)	12	-	21	-
Nova Gas Power Limited	0.01	0.01	0.01	(1)	17	-	23	-

Total				7,258,264	8,665,138	(1,887,681)	(2,072,551)	(2,130,763)

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

Chivor is regulated by Colombian Act N°99 from 1993 which requires routine payments each year by electric generators. In 2004 and 2003, Chivor paid ThCh$2,884,003 (ThUS$5,174) and ThCh$2,197,982 (ThUS$3,943), respectively as required under this law.

33. CASH FLOW STATEMENTS

As of December 31, 2003 and 2004, the item denominated “other investing activities” in the cash flow statement does not exceed 10% of the item’s total, in accordance with the explanation required by Ordinance No. 1501.

The total balance of cash and cash equivalent is comprised of the following items as of December 31, 2003 and 2004:

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

34. INSURANCE CONTRACTS

AES Gener S.A.

As of December 31, 2004, AES Gener had all-risk insurance in place for its generation facilities which covered property damage, machine breakdown and business interruption. In addition, AES Gener holds public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. Its current all-risk insurance policy is effective until April 4, 2006 and the other policies principally expire in November 2005.

Norgener S.A.

As of December 31, 2004, Norgener had all-risk insurance in place for its generation facilities which covered property damage, machine breakdown and business interruption. In addition, Norgener holds public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. Its current all-risk insurance policy is effective until April 4, 2006 and the other policies principally expire in November 2005.

Energía Verde S.A.

As of December 31, 2004, Energía Verde had all-risk insurance in place for its generation facilities which covered property damage, machine breakdown and business interruption. In addition, Energía Verde holds public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. Its current all-risk insurance policy is effective until April 4, 2006 and the other policies principally expire in November 2005.

Sociedad Eléctrica Santiago S.A.

As of December 31, 2004, Sociedad Eléctrica Santiago had all-risk insurance in place for its generation facilities which covered property damage, machine breakdown and business interruption. In addition, Sociedad Eléctrica Santiago holds public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. Its current all-risk insurance policy is effective until April 4, 2006, and the other policies principally expire in November 2005.

Chivor S.A. E.S.P.

As of December 31, 2004, Chivor had all-risk insurance in place for its generation facilities which covered property damage, machine breakdown and business interruption and also includes coverage for sabotage and terrorism. In addition, Chivor holds general and employer’s liability insurance policies. Its current all-risk and terrorism insurance policies expire on April 4, 2006.

InterAndes S.A.

As of December 31, 2004, InterAndes had in place liability insurance policies for its directors, officers and the public with current expiration dates on November 29, 2005 and June 22, 2005, respectively.

TermoAndes S.A.

As of December 31, 2004, TermoAndes had all-risk insurance in place for its generation facilities which covered property damage, machine breakdown and business interruption. The expiration date of the current policy is April 4, 2006. As of December 31, 2004, TermoAndes had in place liability insurance policies for its directors, officers and the public with current expiration dates on November 29, 2005 and June 22, 2005, respectively.

35. SUBSIDIARIES NOT CONSOLIDATED

In accordance with the official Circular No. 981 and No. 2385 of the SVS issued on December 28, 1990 and April 12, 2001, respectively, AES Gener does not consolidate Compañia del Cesar Ltda. and Oilgener Inc.

In 2001, AES Gener decided to dissolve Energen and as a result, it was no longer consolidated and has been included as an investment in related companies see note (9).

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

36. SUBSEQUENT EVENTS

a) Information sent to the SVS dated January 18, 2005 was updated, consistent with that specified in Communication Nº 425. The following subsequent information was provided to the SVS:

The producers of the Sierra Chata Consortium which supplies natural gas to Nueva Renca are delivering alternative energy to the local Argentine market, in accordance with the regulations established by Argentine authorities. (Resolution 659/04 of the Ministry of Energy).

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

d) AES Gener S.A. and Electroandina S.A. are parties to an agreement under which the latter agreed to unload, manage and store coal in its facilities at the Tocopilla seaport. The coal unloaded by Electroandina is used by Norgener S.A. to generate electricity in its power plant at Tocopilla. Electroandina terminated the agreement, effective August 28, 2005, but offered to negotiate a new agreement. However, Electroandina S.A. has refused to enter into a new agreement under reasonable terms and conditions, abusing of its monopoly power in the seaport services. On May 18, 2005 AES Gener S.A. and Norgener S.A. filed a lawsuit against Electroandina S.A. before the Chilean Free Competition Court where both claim that (i) Electroandina S.A. has a monopoly in the market for the unloading, management and storage of coal at Tocopilla, holding indeed an essential facility; (ii) Electroandina has abused in several ways of its monopoly in that market in order to obtain undue profits in the seaport business as well a s in the electricity business in the SING (in which it is vertically integrated and holds a market share of 53%). AES Gener S.A. and Norgener S.A. request from the Free Competition Court an order against Electroandina S.A. commanding it (a) to refrain from demanding tariff increases and other conditions (i) that are not supported by cost increases or service improvements, (ii) that are not related to the effective use of its facilities or (iii) that are not directly related to the unloading, management and storage of coal; and (b) to present an objective and non-discriminatory price system for the services provided based upon its long-term marginal costs. It is only requested that the court sanctions Electroandina with a fine up to US$12 million. AES Gener S.A. and Norgener S.A. separately requested from the Court an interim injunction imposing the continuation of the performance of the current agreement after August 28, 2005 and until a final decision is reached by the Court. On May 19, 2005, the Free Competition Court ordered Electroandina S.A. to respond to the lawsuit until June 22, 2005 and to the interim measure request before June 13, 2005.

e) In relation to Bankers Trust International (Delaware) Inc. vs. AES Gener and Ralph Wilkerson contingency; on June 6, 2005 the parties reached a mutual release and settlement agreement where the Plaintiff filed a discontinuance of action before the Alberta Courts. (See Note 26 1) c.3)

f) On June 8, 2005, AES Gener issued a parent guarantee in favor of Siemens in order to guarantee the outstanding payment obligations under the inspection spare parts supply agreement between TermoAndes and Siemens entered into in November

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (as restated)

I. Reconciliation of Chilean GAAP to U.S. GAAP
The Company’s consolidated financial statements have been prepared in accordance with the Chilean GAAP, which varies in certain respects from the U.S. GAAP. Such differences involve methods for measuring the amounts shown in the consolidated financial statements as well as additional disclosures required under U.S. GAAP. The principal differences between Chilean GAAP and U.S. GAAP for the Company are described in the paragraphs below and qualified in paragraph (x).

Under Chilean GAAP, the financial statements are restated to reflect the full effects of the gain (loss) in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power in local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year end.

Under U.S. GAAP, financial statements are presented assuming that the U.S dollar is the functional currency of AES Gener. Accordingly, the effect of price-level changes is eliminated in the reconciliation to U.S. GAAP. (See (b))

Restatement
Subsequent to the filing of the Company’s Form 20-F for the period ending December 31, 2004, management determined that the U.S. GAAP reconciliations of net income and shareholders’ equity between Chile GAAP and US GAAP for the years presented and opening shareholders’ equity as well as the additional disclosure items including the US GAAP condensed statements of income and balance sheets for the years herein presented, as previously filed, needed to be restated due to certain errors that were inadvertent and unintentional.

For the convenience of the reader, the condensed balance sheets as of December 31, 2003 and 2004, respectively, and the condensed statements of income for the three years in the period ended December 31, 2004 are included below on an as previously reported and on an as restated basis with references to text explanations for all error corrections (which include reclassifications made as well) as follows:

a. - Remeasurement of fixed assets where the U.S. dollar is the functional currency
In the process of calculating the cumulative translation adjustment related to the change in AES Gener’s functional currency as of January 1, 2001 from Chilean pesos to U.S. dollars, certain unrealized gains on fixed asset sales between AES Gener and its Chilean subsidiaries, principally related to engineering services provided by the Company to subsidiaries during plant construction, were not appropriately eliminated in the consolidation process under US GAAP. The effect of the aforementioned error on property, plant and equipment, net amounted to ThCh$7,905,122 and ThCh$7,053,661 as of December 31, 2003 and 2004, respectively.

Additionally, a mathematical error was identified related to the amount of custom duties recorded in fixed assets. Under Chilean law, companies which make sales to export companies are allowed to reduce the customs duties capitalized as part of their fixed assets’ costs, as the customs duties collected on export sales “offset” those imposed on the Company when the duty was collected and capitalized on the Company’s import of the fixed asset or fixed asset component. In 2002, under US GAAP, these amounts were not deducted from the fixed asset base prior to the remeasurement calculation and were ThCh$4,009,320 and ThCh$3,596,268 for the years ended December 31, 2003 and 2004, respectively.

Other minor arithmetic errors in the remeasurement calculation of fixed assets into the functional currency (USD) were identified in the amounts of ThCh$921,125 and (ThCh$759,483) for the years ended December 31, 2003 and 2004, respectively. The accounts affected as a result of the adjustments discussed above are as follows: (1) net property, plant and equipment for the reversal of (i) the unrealized gain and (ii) deferred customs duties; (2) foreign exchange gain (loss) for the reversal of the adjustment in (1) above as the Company inappropriately recognized the depreciation related to the intercompany gains recorded as part of fixed assets and the increase in property, plant and equipment related to customs duties as foreign exchange gains; (3) cost of sales for the correction of depreciation related to the other minor arithmetic errors in the remeasurement calculation; minority interest as recalculated and cumulative translation adjustment as recalculated. As a result of the modifications described ab ove, the remeasurement effect recorded in the income statement amounted to (ThCh$4,832,958), ThCh$888,614 and ThCh$1,530,336 for the years ended December 31, 2002, 2003 and 2004, respectively.

b. - Foreign currency remeasurement of deferred income tax balances where the U.S. dollar is the functional currency In accordance with SFAS 109 and SFAS 52, the Company determined that deferred income taxes were remeasured from local currency to the U.S. dollar using the historical exchange rate instead of the current exchange rate as prescribed by Statement of Financial Accounting Standards (“SFAS”) N°52, “Foreign Currency Translation” and SFAS 109, “Accounting for Income Taxes”. To correct this error the company recorded a ThCh$5,495,869 increase in deferred income tax liabilities and a ThCh$ 1,597,725 increase in deferred income tax liabilities for the years ended December 31, 2003, and 2004, respectively. The related adjustment in the foreign exchange gain (loss) in the income statement amounted to (ThCh$7,647,739), (ThCh$23,415,729) and ThCh$5,439,683 for the years ended December 31, 2002, 2003 and 2004, respectively. The related adjustment in the income tax expense lines in the income statement totals (ThCh$6,350,010), (ThCh$1,629,612) and (ThCh$252,511) for the years ended December 31, 2002, 2003 and 2004, respectively.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

c. - Consolidation of subsidiary

This restatement consolidates the assets, liabilities and results of operations of the subsidiary Energen S.A. which had not been previously included in the Company’s consolidated financial statements under U.S. GAAP. The total amount of shareholder’s equity for the years ended December 31, 2003 and 2004 are ThCh$7,084 and, ThCh$5,890 respectively, and the total net loss for the years ended 2002, 2003 and 2004 are ThCh$41,768, ThCh$3,118 and ThCh$1,612, respectively. Energen was presented in Chile GAAP as an equity-method investee therefore the effects in consolidation on net income and shareholders’ equity were zero in all years presented.

d. - Minority interest

As a result of the restatement adjustments mentioned above, the minority interest balances previously reported were affected. The effects of these errors amounted to ThCh$22,086 and ThCh$105,337, for the years ended December 31, 2003 and 2004, respectively.

Additionally, reclassifications have been made to restate the financial statements under US GAAP. These reclassifications relate to the following areas:

e. - Investment in related companies versus foreign exchange gain (loss)

The Company identified that it had erroneously classified amounts related to its investment in equity-method investee, Empresa Eléctrica Guacolda S.A. in the line “foreign exchange gain (loss)”, which in accordance with APB 18 paragraph 19(c), should have been included within the line item "equity in earnings of affiliated companies.” This restatement includes the following (debit) credits of ThCh$1,297,314, ThCh$9,354,407 and ThCh$79,797 to “equity in earnings of affiliated companies” reclassified from “foreign exchange gain (loss)” for the years ended December 31, 2002, 2003 and 2004, respectively.

Additionally, a mathematical error was identified related to unrealized gains. The unrealized gain corresponds to services provided by AES Gener in the construction of Empresa Eléctrica Guacolda S.A's power plants. This amount is included as part of the construction cost of the corresponding fixed assets and amortized over the average useful life of each power plant. To correct this error the company recorded a gain in the income statement equal to ThCh$ 3,258,967 for the year ended December 31, 2003.

A mathematical error was identified related to equity method investees, Empresa Generadora de Electricidad Itabo S.A. and Empresa Eléctrica Guacolda S.A. These companies had recorded “complementary accounts” in accordance with Technical Bulletin N° 60, Income Taxes of the Chilean Association of Accountants, which are to be reversed for U.S.GAAP purposes. The mentioned reversal was not correctly recorded for the years ended December 31, 2002, 2003 and 2004. The effect of the aforementioned error in the income statement amounted to a gain (loss) of (ThCh$1,439,189), ThCh$ 68,086 and ThCh$ 468,757 for the years ended December 31, 2002, 2003 and 2004, respectively.

f. - Contingent liability

The Company recorded a contingent liability arising from uncertainties as to the recoverability of certain deferred tax assets. The Company determined that the contingent loss was more appropriately classified as a non-current liability rather than a long-term contra-asset account. The amount of such reclassification was ThCh$ 2,237,559.

g. - Other income (expense) versus foreign exchange gain (loss)

The Company identified that it had erroneously classified amounts in the condensed statement of income in the line other income (expense), which should have been classified as foreign exchange gain. The total amount of such reclassifications for the years ended December 31, 2002, 2003 and 2004 are ThCh$5,222,485, ThCh$1,124,190 and ThCh$431,925, respectively.

h. - Interest Rate Hedge

In December 2003 and February 2004, the company entered into forward treasury lock agreements for a total notional amount of US$400 million. A mathematical error was identified in the U.S. GAAP adjustment detailed in note 37 a). To correct this error a gain of ThCh$ 576,299 was recorded in the income statement for the year ended December 31, 2004.

i. – U.S. GAAP Reclassifications

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

In addition to the reclassifications to restate the financial statements described in e), f), g) and h) above, the company has made other reclassifications in the income statements for the years ended December 31, 2002, 2003 and 2004, to clarify the previously reported U.S. GAAP income statement presentation.

The reclassification for each year it is shown as follows:

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Operating revenues	26,926,931	9,787,410	10,764,654
Cost of sales	(24,638,631)	(11,255,462)	(9,420,252)
Selling, general and admin. expenses	(2,853,717)	(2,890,942)	(1,267,468)
Interest expense	463,690	(4,832,245)	(7,960,796)
Interest income	(7,050,032)	-	(983,605)
Other income (expense)	1,909,507	5,935,298	8,450,158
Foreign exchange gain (loss)	5,242,252	3,255,941	417,309

Total	-	-	-

	2003
	ThCh$				2003
	As previously				ThCh$
Condensed Balance Sheets	stated		Adjustment	Reclassification	As restated

ASSETS
Current assets
Inventories	13,876,383		-	-	13,876,383
Other current assets	105,877,842	(c)	(6,579)	-	105,871,263

Total Current assets	119,754,225		(6,579)	-	119,747,646

Non-current assets
Net property, plant and equipment	961,252,926	(a)	(12,835,567)	-	948,417,359
Other non-current assets	148,194,132	(e)	3,327,053	-	151,521,185

Total other non-current assets	1,109,447,058		(9,508,514)	-	1,099,938,544

TOTAL ASSETS	1,229,201,283		(9,515,093)	-	1,219,686,190

LIABILITIES

Current liabilities	187,085,484	(c)	506	-	187,085,990

Long term bank liabilities
Long term bank liabilities	169,589,268		-	-	169,589,268
Bonds payable	454,306,799		-	-	454,306,799
Other non-current liabilities	53,992,429	(b),(c)	5,488,784	-	59,481,213

Total long term liabilities	677,888,496		5,488,784	-	683,377,280

Total liabilities	864,973,980		5,489,290	-	870,463,270

Minority interest	5,277,820	(d)	(22,086)	-	5,255,734

TOTAL SHAREHOLDERS’
EQUITY	358,949,483	(a),(b),(c),(d)	(14,982,297)	-	343,967,186

TOTAL LIABILITIES AND
SHAREHOLDERS’ EQUITY	1,229,201,283		(9,515,093)	-	1,219,686,190

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

	2004
	ThCh$				2004
	As previously				ThCh$
Condensed Balance Sheets	stated		Adjustment	Reclassification	As restated

ASSETS
Current assets
Inventories	20,294,335		-	-	20,294,335
Other current assets	117,561,641	(c)	(5,681)	-	117,555,960

Total current assets	137,855,976		(5,681)	-	137,850,295

Non-current assets
Net property, plant and equipment	863,582,160	(a)	(9,890,446)	-	853,691,714
Other non-current assets	109,161,368	(f),(h),(e)	1,045,055	2,237,559	112,443,982

Total other non-current assets	972,743,528		(8,845,391)	2,237,559	966,135,696

TOTAL ASSETS	1,110,599,504		(8,851,072)	2,237,559	1,103,985,991

LIABILITIES

Current Liabilities	87,832,373	(c)	299	-	87.832.672

Long term bank liabilities

Long term bank liabilities	96,102,912		-	-	96,102,912

Bonds payable	392,682,924		-	-	392,682,924

Other non-current liabilities	25,057,727	(b)(c)(f)	1,591,744	2,237,559	28,887,030

Total long term liabilities	513,843,563		1,591,744	2,237,559	517,672,866

Total liabilities	601,675,936		1,592,043	2,237,559	605,505,538

Minority interest	6,356,929	(d)	105,337	-	6,462,266

TOTAL SHAREHOLDER’S EQUITY	502,566,639	(a)(b)(c)(d)	(10,548,452)	-	492,018,187

TOTAL LIABILITIES AND
SHAREHOLDER’S EQUITY	1,110,599,504		(8,851,072)	2,237,559	1,103,985,991

	2002
	ThCh$				2002
	As previously				ThCh$
Condensed Statements of Income	stated		Adjustment	Reclassification	As restated

INCOME STATEMENT
Operating revenues	358,375,024	(i)	-	26,926,931	385,301,955
Operating costs and expenses:			-
Cost of sales	(221,051,670)	(a)(i)	(159,331)	(24,638,630)	(245,849,631)
Selling, general and administrative expenses	(19,917,720)	(c)(i)	(52,171)	(2,853,717)	(22,823,608)

Operating Income	117,405,634		(211,502)	(565,416)	116,628,716

Interest expense	(76,115,852)	(i)	-	463,690	(75,652,162)
Interest income	9,398,475	(i)		(7,050,032)	2,348,443
Other income (expense)	(7,130,551)	(c)(g)(i)	(1,440)	7,131,991	-
		(a)(b)(c)(e)(g)
Foreign exchange gain (loss)	8,016,838	(i)	(13,908,042)	1,317,081	(4,574,123)

Income before income taxes	51,574,544		(14,120,984)	1,297,314	38,750,874

Income taxes	(13,028,422)	(b)	6,350,009	-	(6,678,413)
Income before minority interest and equity in earnings	38,546,122		(7,770,975)	1,297,314	32,072,461

Minority interest	(2,539,087)	(d)	112,374	-	(2,426,713)
Equity earnings of affiliated companies	4,937,384	(c),(e)	41,768	(1,297,314)	3,681,838

Income from continuing operations	40,944,419		(7,616,833)	-	33,327,586

Discontinued operations net of tax	(2,635,100)		-	-	(2,635,100)

Income before cumulative effect of change in accounting principle	38,309,319		(7,616,833)	-	30,692,486

Cumulative effect of change in accounting principle, net of tax

Net income	38,309,319		(7,616,833)	-	30,692,486

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

	2003
	ThCh$				2003
	As previously				ThCh$
Condensed Statement of Income	stated		Adjustment	Reclassification	As restated

INCOME STATEMENT
Operating revenues	315,392,619	(i)	-	9,787,410	325,180,029
Operating costs and expenses:
Cost of sales	(203,292,895)	(a)(i)	715,968	(11,255,462)	(213,832,389)
Selling, general and administrative expenses	(15,196,034)	(c)(i)	(2,008)	(2,890,942)	(18,088,984)

Operating Income	96,903,690		713,960	(4,358,994)	93,258,656

Interest expense	(50,629,801)	(c)(i)	(363)	(4,832,245)	(55,462,409)
Interest income	3,110,353		-		3,110,353
Other income (expense)	(7,059,872)	(c)(g)(i)	383	7,059,489	-
		(a)(b)(c)(e)(g)
Foreign exchange gain (loss)	(18,634,863)	(i)	(17,762,003)	11,486,157	(24,910,709)

Income before income taxes	23,689,507		(17,048,023)	9,354,407	15,995,891

Income taxes	(9,690,846)	(b)	1,629,612	-	(8,061,234)
Income before minority interest and equity in earnings	13,998,661		(15,418,411)	9,354,407	7,934,657

Minority interest	(1,677,531)	(d)	(226,390)		(1,903,921)
Equity earning of affiliated companies	7,412,872	(c)(e)	3,118	(9,354,407)	(1,938,417)

Income from continuing operations	19,734,002		(15,641,683)	-	4,092,319

Discontinued operations net of tax	-		-	-	-

Income before cumulate effect of change in accounting principle	19,734,002		(15,641,683)	-	4,092,319

Cumulative effect of change in accounting principle, net of tax	(204,142)		-	-	(204,142)

Net income	19,529,860		(15,641,683)	-	3,888,177

	2004
	ThCh$				2004
	As previously				ThCh$
Condensed Statement of Income	stated		Adjustment	Reclassification	As restated

INCOME STATEMENT
Operating revenues	381,694,681	(i)	-	10,764,655	392,459,336
Operating costs and expenses:			-
Cost of sales	(247,891,041)	(a)(i)	828,575	(9,420,251)	(256,482,717)
Selling, general and administrative expenses	(17,586,400)	(c)(i)	(1,680)	(1,267,468)	(18,855,548)

Operating Income	116,217,240		826,895	76,936	117,121,071

Interest expense	(60,469,631)	(c)(i)	(20)	(7,960,797)	(68,430,448)
Interest income	3,571,565	(i)	-	(983,605)	2,587,960
Other income (expense)	(9,458,382)	(g)(h)(i)	576,299	8,882,083	-
		(a)(b)(c)(e)(g)
Foreign exchange gain (loss)	(20,866,228)	(i)	7,370,777	(94,414)	(13,589,865)

Income before income taxes	28,994,564		8,773,951	(79,797)	37,688,718

Income taxes	(18,089,468)	(b)	252,512	-	(17,836,956)
Income before minority interest and equity in earnings	10,905,096		9,026,463	(79,797)	19,851,762

Minority interest	(1,625,966)	(d)	(127,423)	-	(1,753,389)
Equity earnings of affiliated companies	1,210,811	(c)(e)	1,613	79,797	1,292,221

Income from continuing operations	10,489,941		8,900,653	-	19,390,594

Discontinued operations net of tax	-		-	-	-

Income before cumulative effect of change in accounting principle	10,489,941		8,900,653	-	19,390,594

Cumulative effect of change in
accounting principle, net of tax	-		-	-	-

Net income	10,489,941		8,900,653	-	19,390,594

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

	2002	2003	2004
Earnings per share under U.S. GAAP as previously reported (in Chilean pesos)	6.9221	3.5288	1.7227
Earnings per share under U.S. GAAP restated (in Chilean pesos)	5.4105	0.6854	3.1844

As of January 1,

2003
ThCh$
Opening Accumulated Other Comprehensive
income as previously stated	(141,957,159)
Remeasurement adjustment i)	(10,590,241)
Remeasurement adjustment ii)	(2,844,645)

Opening Accumulated Other Comprehensive income as restated	(155,392,045)

i) This adjustment represents the effects on Accumulated Other Comprehensive Income as of January 1, 2003 for the lack of elimination of an unrealized gain in the remeasurement process.

ii) This adjustment represents the remeasurement effect resulting from the error correction at a).

	As of December 31,

	2003	2004
	ThCh$	ThCh$
Other Comprehensive income as previously stated	(49,443,799)	(35,564,194)
Remeasurement adjustment ii) as described under previous table	7,537,288	(4,318,142)
Elimination of price level restatement	(98,971)	(148,666)

Other Comprehensive income as restated	(42,005,482)	(40,031,002)

As of January 1,
2003
ThCh$
Opening Shareholders' Equity as previously stated	386,397,316
Opening retained earnings adjustments (iii below)	14,953,002
Remeasurement adjustments from AOCI table above	(13,434,887)

Opening Shareholders’ Equity as restated	387,915,431

iii) This adjustment represents the effect on opening retained earnings for the restatement adjustments as described in a), b) and c) in the preface to the restatement of the condensed balance sheets and condensed statements of income at I a – c.

Additionally, management determined that its accumulated other comprehensive income table had been presented incorrectly in prior years and it is restated at z).

Differences between Chile GAAP and US GAAP

The following table describes the differences between Chile GAAP and US GAAP followed at x) by the reconciliations of shareholders’ equity and net income to US GAAP.

a) Interest Rate Hedge

The Company entered into forward treasury lock agreements for a notional amount of US$200 million (ThCh$111,480,000) commencing on in December 2003 and an additional US$200 million (ThCh$111,480,000) in February 2004 to hedge against interest rate variations. These agreements were executed in connection with an offering of senior notes which closed on March 22, 2004. As of December 31, 2003 the yield on the benchmark 10-year US Treasury Note decreased, which had resulted in a decrease in the value of the Company. Under Chilean GAAP, the cost associated with these transactions is amortized over the life of the notes. The company effectively locked in a 10-year Treasury Note rate in connection with the issuance of the notes at an average rate of 4.37% .

Under U.S. GAAP, as the treasury lock agreements mentioned above did not qualify as a “hedge”, the mark-to-market adjustment was recognized immediately through the income statement as of December 31, 2003 and the realized loss was recognized on the maturity date of the agreements in March, 2004.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

b) Functional and reporting currency:

Under Chilean GAAP, the financial statements are adjusted for the effect of changes in the purchasing power of the Chilean currency during each period and presented in constant Chilean pesos (“reporting currency”), as mentioned in Note 1. Transactions are recorded in Chilean pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency on the transaction date. Exchange rate differences arising from the settlement of monetary items at rates different from those at which they were originally recorded are recognized in the income statement of the period. In accordance with Technical Bulletin 64 (“BT64”), the financial statements of foreign subsidiaries that operate in countries exposed to significant risks, which are not considered an extension of the parent company’s operations, must be remeasured into U.S. dollars. The Company has remeasured its foreign subsidiaries into U.S. dollars under this requirement as follows:

  Monetary assets and liabilities are translated using the year end exchange rates between the U.S. dollar and local currency.

  All non-monetary assets and liabilities and shareholders’ equity are translated using the historical exchange rates between the U.S. dollar and local currency.

  Income and expense accounts are translated using the average exchange rate between the U.S. dollar and local currency.

  The effects of any exchange rate fluctuations are included in the results of operations for the period.

Under BT 64, the investment in a foreign subsidiary is price-level restated, the effects of which are reflected in the income statement, while the effects of the foreign exchange gain or loss between the Chilean peso and the U.S. dollar are reflected in equity as “Cumulative Translation Adjustment”; because the foreign investment itself is measured in U.S. dollars.

Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Upon the acquisition of the Company by the AES Corporation (AES) in 2000, the management determined the U.S. dollar as the Company’s functional currency in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 52.

Accordingly, the Company remeasured into U.S. dollars the consolidated financial statements as of and for the years ended December 31, 2002, 2003 and 2004 and translated these financial statements into the reporting currency, the Chilean peso, by applying the procedures specified in SFAS No. 52.

The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Accordingly, monetary assets and liabilities are remeasured using the current exchange rate. Non-monetary assets are recorded at their historical exchange rate. Past transactions in currencies other than the U.S. dollar are remeasured at the existing exchange rates at the time of the transactions. Revenues and expenses are remeasured on a monthly basis at the average exchange rates in effect during the period, except for consumption of non-monetary assets, which are remeasured at the exchange rates in effect when the respective assets were acquired. Transaction gains and losses on monetary assets and liabilities arising from the remeasurement are included in the calculation of net income (loss) in the period such gains and losses arose.

The amounts obtained from the remeasurement process referred to above are translated into Chilean pesos following the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Chilean peso which was $718.61; $593.8 and $557.4 per US$1.00 as of December 31, 2002, 2003 and 2004, respectively. Revenues, expenses, gains and losses reported in the income statement are translated to the exchange rate existing at the time of each transaction or, if appropriate, at the monthly average exchange rate during the period. Translation effects of changes in the exchange rate are included as a cumulative translation adjustment in shareholders' equity.

c) Revaluation of property, plant and equipment (including revaluation on fixed assets retired during the year):

Under Chilean GAAP, certain property, plant and equipment are reported in the financial statements as amounts determined in accordance with a technical revaluation performed in 1986, as discussed in Note 8b). The difference between the book value on the technical revaluation date and the revalued amount is included under equity as a surplus, and is subject to adjustments for price-level restatement and depreciation.

Under U.S. GAAP, property, plant and equipment are kept at historical cost. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense for the periods presented are shown in paragraph (x) below.

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

Under U.S. GAAP, the accounting is similar. However, once SFAS No. 109 (Accounting for Income Taxes) was adopted, a change in the accounting principle was immediately recorded in the income statement as the “Cumulative Effect of a Change in Accounting Principle”. Therefore, in U.S. GAAP, the amortization of the complementary accounts created under Chilean GAAP was reversed.

e) Intangibles:
Under Chilean GAAP, the Company’s balance sheets include net intangible assets relating to the transfer of revalued assets from the Company’s predecessor, Compañía Chilena de Distribución Eléctrica S.A., at the time of the Company’s formation. Under U.S. GAAP, such intangible assets would have been recorded at the predecessor’s historical cost before technical revaluation. The effects of adjusting the Company’s equity (for the intangible asset net of accumulated amortization, including accumulated price-level restatement) and the income statement (for the annual amortization charge) are included in paragraph (x) below.

f) Staff severance indemnities:
Pursuant to agreements between the Company and its employees, there is a commitment to provide a lump sum payment to each employee with more than five years of service at the end of his or her employment. Under Chilean GAAP, the Company records the present value of the liability, calculated based on total expected service, current salary levels of all employees covered by such agreements with more than five years of service, and a discount rate of 8%. Under U.S. GAAP, this arrangement is considered to be a pension plan, and the liability should be measured by projecting future expected severance payments using an assumed salary progression rate and discounting the resulting amounts to their present value. In practice, the Company believes that the salary progression rate will not differ significantly from the general inflation rate. The application of U.S. GAAP would not produce results materially different from the acceptable method under Chilean GAAP. As a result, the effects of these differences have not been included in paragraph (x) below.

However, as of January 1, 2002, the Company changed the interest rate used to determine the present value of the provisions for the staff severance indemnities, reducing it from 10% to 8%. The effect of this change at the beginning of 2002 amounted to ThCh$90,913 (ThUS$163), which was recorded as a deferred asset to be amortized over 10 years. Under U.S. GAAP, the consequence of reducing the discount rate to 8% has been charged to income in the year ended December 31, 2002. In the years ended December 31, 2003 and 2004, the difference between U.S. GAAP and Chilean GAAP resulted from the reversal of the amortization of the deferred asset recorded under Chilean GAAP.

g) Capitalized interest:

Under Chilean GAAP, all interests on debt associated with a construction project are capitalized, including interest, price-level restatement and, with respect to foreign currency, borrowings, and transaction gains and losses. Interest is capitalized based on the Company’s weighed average interest rate on long term debt, or if applicable, the interest rate related to specific borrowings. Interest capitalization ends when the property or equipment is ready for service or its intended use.

Under U.S. GAAP, the Company reverses those capitalized amounts related to foreign currency exchange gains and losses and the related monetary gain on foreign currency borrowings for construction costs for purposes of reconciling to U.S. GAAP.

Additionally, under U.S. GAAP, interest capitalization on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project. The effect of the capitalization and the related depreciation expense of this difference are included in paragraph (x) below.

h) Goodwill:

Under Chilean GAAP, goodwill is amortized over a maximum of twenty years.

Under U.S GAAP, the Company applies SFAS N°142, “Goodwill and Other Intangible Assets”. SFAS N°142 addresses the accounting for goodwill and other intangible assets subsequent to a business acquisition. SFAS N°142 requires that intangible assets with finite useful lives be amortized over their estimated useful lives. It also provides that goodwill and

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

other intangible assets with indefinite useful lives not be amortized, but rather tested, at least annually, for impairment. There was no impairment loss recognized as of this period. The reversal of the amortization of goodwill generated in Chilean GAAP in the years ended December 31, 2002, 2003 and 2004 has been included in paragraph (x) below.

i) Investments in related companies (difference between cost and equity method) and consolidation policy:

The Company has a series of investments in which it owns less than 20% (Gasoducto GasAndes S.A., Gasoducto GasAndes (Argentina) S.A. and CDEC-SIC Ltda.). Under Chilean GAAP, prior to January 1, 2004, investments in other companies ranging from 10% to 50% of common stock were recorded under the equity method of accounting. Effective January 1, 2004, SVS issued Circular N°1,697, dated December 30, 2003, which requires companies to change the accounting treatment for investments in other companies equal to 10% to 20% ownership by recording such investments at the acquisition cost restated for price-level changes or foreign currency. On December 31, 2003 the book value of these investments, which includes equity method goodwill (the excess of purchase price over the value of assets acquired and liabilities assumed), and the share of income previously recorded for 10% to 20% investments when treated as equity-method investees is considered their new cost basis.

Under U.S. GAAP, these investments are accounted for at cost less any non-temporary impairment in value, as it is presumed that the investor with less than 20% of common stock does not have the ability to exercise significant influence. For the years ended December 31, 2002 and 2003, the result of investments (recorded under equity method accounting) in which the equity share of the company is between 10% and 20% is reversed for purposes of U.S. GAAP. For the year ended December 31, 2004, there is no difference between Chilean and U.S. GAAP as the percentages for which significant influence was assumed were the same.

Under U.S. GAAP, Energen is consolidated without considering the company’s previous decision to dissolve this company. Therefore, all of its assets, liabilities and results of operations are reported as part of the financial statements of AES Gener under U.S. GAAP.

j) Foreign exchange contracts not effective as hedges:

As of December 31, 1993, the Company held foreign exchange contracts to transfer its Yen-denominated construction commitments to U.S. dollars. Under Chilean GAAP, the Company accounted for these contracts as ineffective hedges and recorded them at lower of cost or market. . In 1994, these contracts were settled, resulting in a loss that was deferred and is being amortized over the period that the related construction costs are depreciated. For U.S. GAAP purposes, foreign exchange contracts would have been marked-to-market through earnings. The difference reflects the reversal of amortization recorded under Chilean GAAP for U.S. GAAP purposes. The effects of the above differences are included under paragraph (x) below.

k) Effect of U.S. GAAP adjustments in related companies accounted under the equity method:

The principal U.S. GAAP adjustments affecting the Company’s equity-method investees are:

i) Capitalization of interest costs that is not capitalized under Chilean GAAP.
ii) Accounting for deferred tax assets and liabilities.
iii) The deferred tax effects of U.S. GAAP adjustments.
iv) Accounting for forward exchange contracts.
v) Accounting for amortization of deferred costs of a prepaid loan.
vi) Amortization of goodwill.

The effect of these differences is included in paragraph (x) below.

l) Complementary pension plan and post-retirement benefits:

Pension and post-retirement benefits are recorded under Chilean GAAP in a comparable manner to U.S. GAAP. However, under Chilean GAAP, the Company capitalizes unrecognized actuarial gains and losses; whereas under U.S. GAAP, the Company adopted a policy to recognize actuarial gains and losses immediately in the income statement. Also, under Chilean GAAP, additional minimum liabilities, if any, are recorded as charges in the income statement while under U.S. GAAP, an additional liability that exceeds the unrecognized prior service cost is reported in other comprehensive income. Lastly, as of January 1, 2002, the Company changed the interest rate used for determining the present value of the provisions for its supplementary pension benefit plan, reducing it from 10% to 8%. The effect of this change at the beginning of 2002

     AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

amounted to ThCh$599,764 (ThUS$1,076), which was recorded as a deferred asset to be amortized over 10 years. Under U.S. GAAP, the effect of reducing the nominal discount rate to 8% has been charged to income in the year ended December 31, 2002. In the years ended December 31, 2003 and 2004, the reversal of the amortization of the deferred asset recorded under Chilean GAAP results in an additional difference.

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

Under U.S. GAAP, long-lived assets are also subject to periodic impairment tests when circumstances indicate that impairment may exist. In determining whether impairment exists, however, the Company groups its assets at the lowest level of identifiable cash flows. If the carrying amount of an asset’s (or group of assets) carrying amount exceeds the sum of the undiscounted cash flows that are expected to be generated from the use and eventual disposition of such asset, an impairment loss is recognized for an amount equal to the amount by which the asset’s carrying amount exceeds its fair value, which is generally measured based on discounted cash flows.

In 2001, a U.S. GAAP impairment test was performed on TermoAndes generation plant and transmission line, which showed that the Chilean side of the transmission line owned by Gener was impaired. Accordingly, an impairment loss was recorded as of December 31, 2001 under U.S. GAAP for this asset. The depreciation reversal associated with this asset is shown in note (x) below.

An impairment loss was also recorded in 2001 under U.S. GAAP in connection with the investments in Explotaciones Sanitarias S.A., Ecogener S.A. and Compañía Carbones del Cesar Ltda. No loss was recorded under Chilean GAAP for Explotaciones Sanitarias S.A. or Ecogener S.A. until they were sold in 2002. Additionally, an impairment loss was not recorded for Compañía Carbones del Cesar Ltda. (See paragraph (u)) under Chilean GAAP until 2002 when the Company received an offer from a third party indicating that such an impairment occurred. Accordingly, the loss that was recorded in 2002 for Chilean GAAP is reversed in the 2002 reconciliation of net income to U.S. GAAP.

As of December 31, 2004 an impairment test was performed under U.S. GAAP, based on which the company concluded that its assets were not impaired.

n) Gain Contingencies

In December 1999, AES Gener filed a lawsuit against Hidroeléctrica Guardia Vieja S.A. and Hidroeléctrica Aconcagua S.A. for their alleged contractual performance default related to an energy and capacity sales contract. On December 14, 2001, the arbitrator accepted the Company’s claims and the defendants were ordered to fulfill the contract. Under Chilean GAAP, based on the arbitrator’s acceptance of the lawsuit filed by AES Gener, the Company recorded as income in 2001 a portion of the gain contingency equal to ThCh$3,135,343 (ThUS$5,625). The Company recorded only a portion of the gain contingency, given that on January 7, 2002; the defendants filed an appeal that is to be reviewed by the Supreme Court. Under U.S. GAAP, this gain contingency cannot be recorded until it is realized, therefore it was reversed in year 2001.

On December 31, 2004, under Chilean GAAP the company re-evaluated the recoverability of this receivable and has recorded a provision against the contingency recorded in 2001. Therefore, under US GAAP an adjustment was recorded to reverse the effect of the Chilean GAAP provision in 2004.

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

AES Gener transferred ThCh$309,647,465 (ThUS$555,521) to Inversiones Cachagua Ltda. in the above mentioned mercantile current account. Such amount came from proceeds of the sale of investments in Argentina and in Chile. According to an agreement made by the board of directors on July 30, 2001, these funds were transferred to the principal shareholder and charged to the mercantile current account instead of distributing them as interim dividends, as there was no certainty that the Company would be able to generate the profits needed to cover such interim dividends. This intercompany loan including accrued interest was fully paid in February 2004.

Under Chilean GAAP, the balance of the mercantile current account was classified as an asset, as it was subject to indexation, accrued interest and had a maturity date. However, under U.S. GAAP, it was shown as a deduction from

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

shareholders’ equity as a “Note Receivable from Shareholder.” In addition, interest and exchange differences accrued each year associated with this note have been reclassified from income to shareholders’ equity, net of payments for ThCh$29,379,499 (ThUS$52,708) and ThCh$2,037,448 (ThUS$3,655) received in 2003 and 2004 respectively. This effect is included in paragraph (x) below.

p) Interest rate swap

In 1998, the Company entered into an interest rate swap, whereby it received variable interest payments and paid fixed interest in order to convert variable rate debt into a fixed rate debt. Under Chilean GAAP the fair value of the interest rate swap was determined and recorded, as well as the interest expense, which was recorded as incurred. Additionally, the assets and liabilities related to the interest rate swap are presented on a net basis in other current assets.

Under U.S. GAAP, SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” was adopted by the Company as of January 1, 2001. SFAS No. 133 established accounting and reporting standards for derivative instruments, including embedded derivatives, and hedging activities. SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in the fair value is recognized either as income or shareholders’ equity (as a component of accumulated other comprehensive income (“OCI”)).

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

SFAS No. 133 also prescribes requirements for the designation and documentation of hedging relationships and ongoing retrospective and prospective assessments of effectiveness in order to qualify for hedge accounting. Hedge accounting is considered to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is 80% to 125% effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction. Measurements of amounts to be recorded in income due to ineffectiveness of hedges are based on the dollar-offset method as required by SFAS No. 133.

As of December 31, 2004 the restructuring of the TermoAndes and InterAndes debt was completed, resulting in the termination of the notes and interest rate swaps covering the debt.

The effects of the differences in the method of recording this cash flow hedge for December 31, 2003 and 2004 are included in paragraph (x) below.

q) Forward exchange contracts

The Company has forward exchange contracts between the U.S. dollar and the Chilean peso. Under Chilean GAAP, these forward exchange contracts are recorded at fair value with the changes in the fair value recorded as unrealized gains and losses in the balance sheet. These derivatives are considered cash flow hedges of forecasted transactions (future sales of energy to regulated customers price-adjusted every six months by the fluctuation in the U.S. dollar exchange rate during that same period, while most of the energy costs are fixed in U.S. dollars). The initial premium or discount on these contracts is deferred and amortized over the term of the contract.

In 2003 under U.S. GAAP, these forward exchange contracts are also valued at fair value, with the initial premium or discount deferred and amortized over the term of the contract. However, as the Company’s formal documentation at the inception of the hedge did not qualify for hedge accounting treatment, the changes in the fair value of these derivatives are recognized through the income statement.

In 2004 these forward exchange contracts qualify for hedge accounting treatment and the changes in the fair value of theses derivatives are recognized as equity in “Other Comprehensive Income”, net of the related tax effects.

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

s) Asset retirement obligation

The Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations”, effective January 1, 2003. Under SFAS No. 143, entities are required to record the fair value of a legal liability for an asset retirement obligation (“ARO”) in the period when it is incurred. When a new liability is recorded, the entity capitalizes the costs of the liability by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. At retirement, an entity settles the obligation for its recorded amount or incurs a gain or loss.

With the adoption of SFAS No. 143, the Company recorded an ARO asset of ThCh$144,931, net of accumulated amortization of ThCh$91,484, and a deferred tax asset of ThCh$42,857. The net amount initially recognized as a result of applying SFAS No. 143 was ThCh$209,246, which was recorded as a cumulative effect of a change in accounting principle. The remaining difference of ThCh$14,454 results from the 2003 accrual of the ARO liability and depreciation of the ARO asset, which was recorded within costs of goods sold.

The carrying amount of the asset retirement obligation was ThCh$359,230 (ThUS$644) and ThCh$368,122 (ThUS$660) as of December 31, 2004 and 2003 respectively. As of December 31, 2004 the change related to interest accretion is ThCh$8,892 (ThUS$16).

t) Long term compensation

In 2003 and 2004, the AES Corporation, the majority shareholder of AES Gener, granted to its corporate and subsidiaries’ employees, two Long Term Compensation Awards (“the Awards”), which consist of a combination of stock options, restricted stock and performance units. No employees of AES Gener were granted long term compensation under these plans prior to January 1, 2003. Awards under these plans are generally vested over two to three years.

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

Under U.S. GAAP, stock options and restricted stock are accounted under SFAS N°123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, “Accounting for Stock-based compensation—Transition and Disclosure”. Compensation expense is measured using the fair value method for stock options and the fair value of the stock for restricted stock at the date of the grant. In its separate financial statements, the Company recorded deferred stock-based compensation as a separate component of shareholders’ equity (deficiency), which is amortized over the related vesting period, and the contribution from the parent. The number of stock options granted to AES Gener’s employees as of December 31, 2003 and the related compensation expense were de minimis, thus no amount has been recorded nor reported for these benefits in the prior financial statements of the Company. During the year ended December 31, 2004, AES Gener’s compensation expense was ThCh$297,131 (ThUS$53 3).

In addition to the stock-based compensation above, the Awards include performance units (PUs). PUs have a face value of US$ 1 per unit and are based upon a Cumulative Cash Value Added (“CVA”) target calculation for a three year period. The Company records the liability for PUs based on SFAS 5, “Accounting for Contingencies”. The amount recorded under U.S. GAAP as of December 31, 2004 is ThCh$288,263 (ThUS$517), equivalent to Chilean GAAP. No amount was significant enough to be recorded under Chilean GAAP or U.S. GAAP for PUs as of December 31, 2003.

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

v) Reversal of Gain in Escondida Settlement

On July 1, 2004, AES Gener and Norgener received compensation of US$ 40 million, as part of the settlement with Escondida which was composed of three payments: 1) US$ 25 million as a compensation for the decrease of energy price and modification of the PPAs, 2) US$ 10 million to AES Gener for the prior use of the transmission facilities, property of AES Gener, 3) US$ 5 million to AES Gener as remuneration for the right to connect Escondida’s facilities to the substation Nueva Zaldivar, transmission asset, until the expiration of Norgener’s PPA agreements in 2015.

Under Chilean GAAP, US$ 10 million of the Gener portion was recognized as income, and the rest was deferred over the terms of the agreements.

Under U.S. GAAP, the US$40 million was deferred and recognized as income from 2004 through 2015 (the term of the agreement) based on the weighted average capacity provided to Escondida.

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

x) Effects of conforming to U.S. GAAP:

The adjustments to reported net income required to conform with accounting principles generally accepted in the United States are as follows:

	Year Ended December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
	(As restated)	(As restated)	(As restated)
	See Note 37a)	See Note 37a)	See Note 37a)

Net income as reported under Chilean GAAP	36,464,836	55,020,425	39,454,037
Charge to income for the mark-to-market adjustment on treasury lock agreements (paragraph (a))	-	(1,009,873)	(10,399,305)
Reversal of technical revaluation (Including revaluation on fixed assets retired during the year (paragraph (c))
— Cost	86,009	(52,607)	4,694,322
— Accumulated depreciation	1,678,964	1,419,668	(3,672,799)
Asset retirement obligation (paragraph (s))	-	(14,454)	(11,994)
Capitalized interest (paragraph (g))	(87,971)	(959,878)	(958,758)
Recognition of a loss from an analysis of Impairment of long- lived assets (paragraph (m))	3,634,519	673,929	637,848
Intangibles (paragraph (e))	(809,119)	200,960	201,512
Effect of U.S. GAAP adjustments on investments in related companies (paragraph (k))	583,026	(800,228)	(157,953)
Difference between equity and cost of accounting for investments (paragraph (i))	(500,678)	(503,123)	-
Goodwill (paragraph (h))	370,054	458,566	522,328
Reversal of gain contingency (paragraph (n))	-	-	3,135,343
Long term compensation (paragraph (t))	-	-	(297,131)
Staff severance indemnities (paragraph (f))	(90,914)	9,092	9,091
Complementary pension and post-retirement benefits (paragraph (l)):	(599,765)	(175,337)	(29,972)
Reclassification of additional minimum liability, net of tax (paragraph (l))	677,958	(529,378)	-
Deferred tax effects of U.S. GAAP adjustments (paragraph (d))	(1,253,111)	384,386	(991,872)
Adjustment to deferred income taxes (paragraph (d))	(7,165,213)	(2,808,988)	812,830
Interest rate swap (paragraph (p))	(877,418)	(1,131,452)	1,608,684
Forward exchange contracts (paragraph (q))	2,034,148	(12,004)	-
Foreign exchange contracts not effective as hedges (paragraph (j))	10,492	10,492	10,492
Interest on account receivable from main shareholder, net of tax (paragraph (o))	(27,464,120)	(16,294,066)	(2,037,448)
Deferred tax effects resulting from difference in functional currency (paragraph (b))	3,532,388	(2,158,173)	837,136
Reversal of price level restatement (paragraph (b))	4,253,549	(2,464,291)	12,516,294
Transaction gains and losses resulting from difference in functional currency (paragraph (b)):	12,293,423	(15,838,069)	(16,582,320)

Reclassification of discontinued operations (paragraph (u))	3,267,050	-	-
Effect of minority interest on U.S. GAAP adjustments (paragraph (b))	(9,603)	120,561	300,535
Effect of minority interest on remeasurement adjustment (paragraph (b))	(528,443)	(207,853)	76,827
Effect of change in functional currency on equity method investees (paragraph (b))	3,827,525	(9,245,986)	(3,121,296)
Deferred costs TermoAndes-InterAndes debt (paragraph (w))	-	-	(966,580)
Reversal of gain in Escondida settlement (paragraph (v))	-	-	(6,199,257)

Income from continuing operations	33,327,586	4,092,319	19,390,594

(Loss) discontinued operations net of tax benefit of ThCh$539,064 in 2002 (paragraph (u))	(2,635,100)	-	-
Income in accordance with U.S. GAAP before cumulative effect of change in accounting principle	30,692,486	4,092,319	19,390,594

Cumulative effect of change in accounting principle for SFAS No. 143 net of tax of ThCh$42,857 (paragraph (s))	-	(204,142)	-

Net income in accordance with U.S. GAAP	30,692,486	3,888,177	19,390,594

Other comprehensive income (loss), net of tax.
Cumulative translation adjustment (paragraph (b))	30,126,016	(45,964,278)	(42,330,515)
Cash flow hedge (paragraph (p))	(3,619,755)	3,297,374	6,095,215
Cash flow forwards (paragraph (q))	-	-	(3,795,702)
Additional minimum liability (paragraph (l))	(661,422)	661,422	-

Comprehensive income (loss) in accordance with U.S. GAAP	6,537,325	(38,117,306)	(20,640,408)

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

Effects of conforming to U.S. GAAP

The adjustments required to conform shareholders’ equity amounts to U.S. GAAP are as follows:

	Year Ended December 31,

	2003	2004
	ThCh$	ThCh$
	(As restated)	(As restated)
	See Note 37a)	See Note 37a)

Shareholders’ equity as reported under Chilean GAAP	828,818,981	821,793,701
Charge to income for the mark-to-market adjustment on treasury lock agreements (paragraph (a)):	(1,009,873)	(11,409,178)
Reversal of technical revaluation (Including revaluation on fixed assets retired during the year) (paragraph (c)):
Cost	(42,685,593)	(37,991,271)
Accumulated depreciation	31,823,334	28,150,535
Asset retirement obligation (paragraph (s)):	(266,555)	(278,550)
Capitalized interest, net of depreciation (paragraph (g))	18,966,765	18,008,007
Recognition of a loss from an analysis of the impairment of long-lived assets (paragraph (m):	(23,966,946)	(23,329,098)
Intangibles (paragraph (e)):	(1,608,794)	(1,407,282)
Effect of U.S. GAAP adjustments on investments in related companies (paragraph (k)):	(2,350,586)	(2,508,540)
Difference between equity and cost accounting for investments (paragraph (i)):	(369,868)	(369,868)
Goodwill (paragraph (h)):	3,162,934	3,685,262
Long term compensation plans (paragraph (t))	-	-
Staff severance indemnities (paragraph (f)):	(81,822)	(72,731)
Complementary pension and post-retirement benefits (paragraph (l)):	(626,520)	(656,492)
Interest rate swap (paragraph (p)):	(11,379,697)	-
Forward exchange contract (paragraph (n)):	(13,971)	(4,589,967)
(parForeign exchange contracts not effective as hedges agraph (l)):	(220,337)	(209,845)
Reversal of contingent gain (paragraph (o)):	(3,135,343)	-
Deferred tax effects of U.S. GAAP adjustments (paragraph (d))	5,390,978	5,179,401
Adjustment to deferred income taxes (paragraph (d)):	(53,035,189)	(52,222,360)
Accrual for minimum dividends (paragraph (r)):	(16,506,127)	-
Reclassification of account receivable from main shareholder (paragraph (o))	(201,807,788)	-
Reversal of price level restatement (paragraph (b)):	(265,566,355)	(261,366,490)
Cumulative translation adjustment (paragraph (b)):	44,169,216	1,838,702
Effect of change in functional currency on equity method investees (paragraph (b)):	3,413,355	292,058
Transactions gains and losses resulting from change in functional currency (paragraph (b)):	30,763,542	14,181,223
Effect of minority interest on U.S. GAAP adjustment:	381,567	682,102
Effect of minority interest on remeasurement adjustment:	1,707,878	1,784,705
Deferred costs on TermoAndes and InterAndes Debt Refinancing (paragraph (w))	-	(966,580)
Reversal of gain Escondida (paragraph (v)	-	(6,199,257)

Shareholders’ equity in accordance with U.S. GAAP	343,967,186	492,018,187

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

The following summarizes the changes in shareholders’ equity under U.S. GAAP during the years ended December 31, 2003 and 2004:

	Year Ended December 31,

	2003	2004
	ThCh$	ThCh$
	(As restated)	(As restated)

Balance at January 1,	387,915,431	343,967,186
Capital increase of 714,084,243 shares	-	62,268,146
Increase in equity related to interest on account receivable from main shareholder	15,896,650	2,037,448
Interest on account receivable from main shareholder	(15,896,650)	(2,037,448)
Payments of account receivable from main shareholder	29,379,499	179,116,198
Accrual for minimum dividends	(5,430,904)	16,103,539
Dividend payment	(29,779,535)	(89,093,605)
Stock based compensation plans	-	297,131
Chivor additional minimum liability	661,422	-
Cash flow hedge, net of tax	3,297,374	2,299,513
Cumulative translation adjustment	(45,964,278)	(42,330,515)
Net income in accordance with U.S. GAAP	3,888,177	19,390,594

Balance at December 31,	343,967,186	492,018,187

The effect of the restatement on the reconciliations to US GAAP of net income and shareholders’ equity on an as previously reported and on an as restated basis are shown in the tables below (with letter references to the explanations at Ia) describing the nature of the corrections of errors):

	For the years ended December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Net Income under U.S. GAAP as previously reported	38,309,319	19,529,862	10,489,941
Transaction Gains and losses resulting from the difference in functional currency (a, b)	(13,919,885)	(17,760,874)	7,370,691
Treasury Lock (h)	-	-	576,299
Reversal of Price Level Restatement (a, b)	6,350,010	1,629,612	252,511
Reversal of Price Level Restatement (a, b)	(159,331)	715,968	828,575
Effect of Minority interest on Remeasurement adjustments	112,373	(226,391)	(127,423)

Net Income under U.S. GAAP as restated	30,692,486	3,888,177	19,390,594

	As of December 31,
	2003	2004
	ThCh$	ThCh$

Shareholders’ Equity under U.S. GAAP as previously reported	358,949,483	502,566,639
Adjustment to opening AOCI at January 1, 2003	(13,434,887)	(13,434,887)
Treasury Lock (h)	-	576,299
Transaction gains and losses resulting from the difference in functional currency(a, b)	(17,760,873)	(10,390,182)
Adjustment to opening retained earnings at January 1, 2003	6,556,985	6,556,985
Deferred taxes resulting from change in functional currency (b)	1,629,612	1,882,123
Reversal of price level restatement (a, b)	715,968	1,544,543
Effect of minority interest on remeasurement adjustments	(226,391)	(353,815)
OCI difference generated in the year	7,537,289	3,070,482

	343,967,186	492,018,187

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

y) The condensed balance sheets as of December 31, 2003 and 2004, and statements of income and cash flows for the three years in the period ending December 31, 2004, remeasured into U.S. dollars and translated into Chilean Pesos under U.S. GAAP, after giving effect to the adjustments detailed above, are presented only for the convenience of the readers and would be as follows:

Condensed Balance Sheets:

	As of December 31,

	2003	2004
	ThCh	ThCh$
	(As restated)	(As restated)

ASSETS

Current assets
Inventories	13,876,383	20,294,335
Other current assets	105,871,263	117,555,960

Total current assets	119,747,646	137,850,295

Non-current assets
Net property, plant and equipment	948,417,359	853,691,714
Other non current assets	151,521,185	112,443,982

Total other non-current assets	1,099,938,544	966,135,696

TOTAL ASSETS	1,219,686,190	1,103,985,991

LIABILITIES
Current Liabilities	187,085,990	87,832,672

Long term Liabilities
Long term bank liabilities	169,589,268	96,102,912
Bonds payable	454,306,799	392,682,924
Other non-current liabilities	59,481,213	28,887,030

Total long term liabilities	683,377,280	517,672,866

Total liabilities	870,463,270	605,505,538

Minority interest	5,255,734	6,462,266

TOTAL SHAREHOLDERS’ EQUITY	343,967,186	492,018,187

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,219,686,190	1,103,985,991

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

Condensed Statement of Income:

	Year Ended December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
	(As restated)	(As restated)	(As restated)

INCOME STATEMENT:
Operating revenues	385,301,955	325,180,029	392,459,336
Operating costs and expenses:
Cost of sales	(245,849,631)	(213,832,389)	(256,482,717)
Selling, general and administrative expenses	(22,823,608)	(18,088,984)	(18,855,548)

Operating Income	116,628,716	93,258,656	117,121,071

Interest expense	(75,652,162)	(55,462,409)	(68,430,448)
Interest income	2,348,443	3,110,353	2,587,960
Other income (expense)	-	-	-
Foreign exchange gain (loss)	(4,574,123)	(24,910,709)	(13,589,865)

Income before income taxes	38,750,874	15,995,891	37,688,718
Income taxes	(6,678,413)	(8,061,234)	(17,836,956)

Income before minority interest and equity in earnings	32,072,461	7,934,657	19,851,762
Minority interest	(2,426,713)	(1,903,921)	(1,753,389)
Equity in earnings of affiliated companies	3,681,838	(1,938,417)	1,292,221

Income from continuing operations	33,327,586	4,092,319	19,390,594

Discontinued operations net of tax	(2,635,100)	-	-
Income before cumulative effect of change in accounting principle	30,692,486	4,092,319	19,390,594

Cumulative effect of change in accounting principle, net of tax	-	(204,142)	-

Net income	30,692,486	3,888,177	19,390,594

Apart from the adjustments to be made in order to convert the financial statements from CH GAAP to US GAAP and the reclassifications specifically made in the restatement in I., there are some reclassifications needed to be made in the statements of income in order to comply with the US GAAP reporting rules. Such reclassifications were made in the statements of income for the years herein presented.

The reclassifications are as follows:

Income Statement:

	From Non-Operating Income (Expense)			To Operating Income (Expense)

.	2002	2003	2004	2002	2003	2004

Post retirement pension plan	804,656	1,842,967	944,589	(804,656)	(1,842,967)	(944,589)
Sale of Investments in related companies	-	-	(1,286,364)	-	-	1,286,364
Gain Loss on sale of Long term
investments	(2,700,782)	(1,086,118)	(250,849)	2,700,782	1,086,118	250,849
Gain on forward derivatives	18,275,755	7,460,107	8,061,652	(18,275,755)	(7,460,107)	(8,061,652)
Research and development expenses	82,108	570,957	426,587	(82,108)	(570,957)	(426,587)
Supplies and inventories write-off	-	3,327,339	(323,671)	-	(3,327,339)	323,671
Sale of Fixed Assets	(992,449)	(266,588)	(4,207,393)	992,449	266,588	4,207,393
Amortization of Intangible Assets	1,073,769	72,288	(103,708)	(1,073,769)	(72,288)	103,708
Fee and Surcharge on GasAndes Contract	(452,975)	(741,084)	(947,320)	452,975	741,084	947,320
Other Subsidiaries' non-operating expenses	893,194	403,530	(1,162,026)	(893,194)	(403,530)	1,162,026

Total	16,983,276	11,583,398	1,151,497	(16,983,276)	(11,583,398)	(1,151,497)

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

Condensed Statement of Cash Flows:

Information for inclusion in the statement of cash flows required by U.S. GAAP is as follows:

	For the year ended December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$
	As restated	As restated	As restated

Net cash flow provided by operating activities (2)	75,034,222	121,414,420	98,761,789
Net cash flow provided by (used in) investing activities	(3,628,373)	(1,716,815)	148,765,234
Sales of permanent investments (1)	5,083,465	11,968	3,811,777
Net cash flow (used in) financing activities	(101,920,106)	(93,866,842)	(237,199,989)
Proceeds from issuance of shares	7,149	-	-
Dividends paid (1)	(3,065,580)	(29,779,535)	(89,093,796)
Repayment of loans (1)	(88,608,178)	(66,827,444)	(190,449,999)
Increase (decrease) in cash and cash equivalents	(30,514,257)	25,830,763	10,327,034
Cash and cash equivalents at the beginning of the year	65,316,840	40,959,831	58,588,248
Exchange difference	6,157,248	(8,202,346)	73,469

Cash and cash equivalents at end of year	40,959,831	58,588,248	68,988,751

(1)	These items consist of those which exceed 10% of the net cash flow provided by operating activities averaged for the last three years.

(2)	Restated as a result of the restatement adjustment described in note 37 I (c).

For the purposes of the U.S. GAAP statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents:

	As of December 31

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Cash (2)	4,637,848	3,499,114	4,750,504
Time deposits that are cash equivalents	23,101,688	10,262,304	25,996,519
Other deposit instruments that are cash equivalents (1)	13,220,295	44,826,830	38,241,728

Total cash and cash equivalents (2)	40,959,831	58,588,248	68,988,751

(1)	These items consist of investments made for cash management purposes with original maturities of less than three months and are included in the balance sheet with similar investments with longer terms in “Other current assets”. See Note 7.

(2)	Restated as a result of the consolidation of the subsidiary Energen S.A. See note 37 I (c) which effects are immaterial.

Supplementary Cash Flow information

	Years Ended December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Interest paid, net of capitalized interest	74,720,153	48,016,327	52,725,271
Taxes paid	175,076	73,848	294,846

z) Accumulated other comprehensive income
In accordance with SFAS No. 130, "Reporting Comprehensive Income" the Company reports a measure of all changes in shareholders’ equity that result from transactions and other economic events in the period other than transactions with owners ("comprehensive income"). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity. The components of other comprehensive income are reported net of the related tax effects.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

The following represents accumulated other comprehensive income balances as of December 31, 2003 and 2004.

	2003

	Effect of U.S. GAAP ThCh$

			Chivor	Accumulated
	Cumulative		additional	other
	translation		minimum/	comprehensive
	adjustment	Cash flow	liability (as	Income/(loss)
	(As restated)	Hedge (as restated)	restated)	(As restated)

Beginning balance	(145,486,697)	(9,243,926)	(661,422)	(155,392,045)
Credit (charge) for the period	(45,964,278)	3,297,374	661,422	(42,005,482)

Ending balance	(191,450,975)	(5,946,552)	-	(197,397,527)

Related tax effect	-	(1,775,509)	-	(1,775,509)

	2004

	Effect of U.S. GAAP ThCh$

			Forward	Accumulated
	Cumulative		Exchange	other
	translation		Contract (as	comprehensive
	adjustment	Cash flow	restated)	Income/(loss)
	(As restated)	Hedge (as restated)		(As restated)

Beginning balance	(191,450,975)	(6,095,216)	-	(197,546,191)
Credit (charge) for the period	(42,330,515)	6,095,216	(3,795,702)	(40,031,001)

Ending balance	(233,781,490)	-	(3,795,702)	(237,577,192)

Related tax effect	-	-	777,433	777,433

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

II. Additional Disclosure Requirements:

a) Earnings per share

1) Basic earnings per share

	Year Ended December 31,

	2002	2003	2004
	(As restated)	(As restated)	(As restated)
Income from continuing operations	5.8914	0.7223	3.1844
Loss on discontinued operations	(0.4809)	-	-
Cumulative effect of change in accounting principle	-	(0.0369)	-

Basic earnings per share (U.S. GAAP)	5.4105	0.6854	3.1844

Weighted average number of shares outstanding (in thousands)	5,672,753	5,672,753	6,089,302

2) Diluted earnings per share

There was no conversion of bonds to stock as of December 31, 2003 (the calculation for December 31, 2002, 2003, and 2004 for the effect of the bond conversion has not been included as it would have been anti-dilutive on the income from continuing operations line the Company’s convertible bonds were completely redeemed on May 31, 2004).The stocks options and restricted stock awards granted correspond to stock (potential common stock equivalents) in the AES Corporation and not in AES Gener .The performance units to be paid by AES Gener, reflect a cash liability award under both Chilean and U.S. GAAP. Therefore, diluted earnings per share are equal to the basic earnings per share as of December 31, 2002, 2003 and 2004.

b) Income taxes: The provision for income taxes differs under Chilean GAAP from the charge calculated in accordance with U.S. GAAP, as a result of the following differences:

	2002

	Chile				Total
	ThCh$	Colombia	Argentina	Dom. Rep.	ThCh$
	(As restated)	ThCh$	ThCh$	ThCh$	(As restated)

Current income taxes as determined under Chilean GAAP	-	209,102	48,365	731,913	989,380
Deferred income taxes as determined under Chilean GAAP	10,997,017	(7,740,055)	(2,582,930)	-	674,032
U.S. GAAP adjustments:
Deferred tax effect applying SFAS No. 109	920,929	6,056,137	188,147	-	7,165,213
Deferred tax effect of U.S. GAAP adjustments	1,520,239	-	(267,128)	-	1,253,111
Deferred tax effect in remeasuring	(3,532,388)	-	-	-	(3,532,388)
Adjustments for remeasurement	(204,673)	-	-	-	(204,673)
Discontinued operations	333,737	-	-	-	333,737

Expense (benefit) for the period under U.S. GAAP	10,034,861	(1,474,816)	(2,613,546)	731,913	6,678,412

     AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

	2003

	Chile				Total
	ThCh$	Colombia	Argentina	Dom. Rep.	ThCh$
	(As restated)	ThCh$	ThCh$	ThCh$	(As restated)

Current income taxes as determined under Chilean GAAP	143,383	10,849	-	693,146	847,378
Deferred income taxes as determined under Chilean GAAP	424,724	3,870,592	(275,597)	-	4,019,719
U.S. GAAP adjustments:
Deferred tax effect applying SFAS No. 109	268,117	2,447,480	93,391	-	2,808,988
Deferred tax effect of U.S. GAAP adjustments	(295,474)	-	(88,912)	-	(384,386)
Deferred tax effect in remeasuring	2,158,173	-	-	-	2,158,173
Adjustments for remeasurement	(1,388,638)	-	-	-	(1,388,638)

Expense (benefit) for the period under U.S. GAAP	1,310,285	6,328,921	(271,118)	693,146	8,061,234

	2004

	Chile				Total
	ThCh$	Colombia	Argentina	Dom. Rep.	ThCh$
	(As restated)	ThCh$	ThCh$	ThCh$	(As restated)

Current income taxes as determined under Chilean GAAP	566,180	4,046,776	-	499,496	5,112,452
Deferred income taxes as determined under Chilean GAAP	2,385,984	13,659,836	(2,663,221)	-	13,382,599
U.S. GAAP adjustments:
Deferred tax effect applying SFAS No. 109	(802,037)	(24,374)	13,581	-	(812,830)
Deferred tax effect of U.S. GAAP adjustments	(2,683,923)	-	3,675,795	-	991,872
Deferred tax effect in remeasuring	(837,136)	-	-	-	(837,136)

Expense (benefit) for the period under U.S. GAAP	(1,370,932)	17,682,238	1,026,155	499,496	17,836,957

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	2003			2004

		SFAS No. 109			SFAS No.
	SFAS No.	Applied to		SFAS No.	109
	109	US	Total	109	Applied to	Total
	applied to	GAAP	Deferred	applied to	US GAAP	Deferred
	Chilean	Adjustments	Taxes under	Chilean	Adjustments	Taxes under
	GAAP	(As	SFAS No.109(As	GAAP	(As	SFAS No.109 (As
	Balances	restated)	restated)	Balances	restated	restated)

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred income tax assets:
Tax loss carry forwards (1)	47,051,224	-	47,051,224	29,096,937	-	29,096,937
Impairment of long-lived assets	-	4,074,381	4,074,381	-	3,965,947	3,965,947
Allowance for doubtful accounts				850,609		850,609
Cash flow hedge	-	3,586,144	3,586,144	-	-
Forward exchange contracts	-	2,375	2,375	-	780,294	780,294
Unearned income.	-	-	-	2,741,297	-	2,741,297
Discount on bonds payable	5,928,549	-	5,928,549	-	-	-
Pension	-	106,508	106,508	-	111,604	111,604
Equity share in net income of related Companies	-			2,702,304	-	2,702,304
Other deferred assets for taxable losses	-	-	-	3,243,054	-	3,243,054
Reversal of gain Escondida	-	-	-	-	1,053,874	1,053,874
Asset retirement obligation accumulated	-	45,314	45,314	-	47,353	47,353
Other	444,281	731,708	1,175,989	619,785	271,994	891,779

Total deferred income tax assets	53,424,054	8,546,430	61,970,484	39,253,986	6,231,066	45,485,052

Deferred income tax liabilities:
Staff severance indemnities	(143,486)	-	(143,486)	(129,611)	-	(129,611)
Amortization of intangibles	(266,824)	-	(266,824)	(241,955)	-	(241,955)
Depreciation	(99,256,030)	-	(99,256,030)	(106,289,540)	-	(106,289,540)
Capitalized interest	-	(3,224,350)	(3,224,350)	-	(3,061,361)	(3,061,361)
Deferred expenses in debt issuance	-	-	-	(5,756,776)	2,037,531	(3,719,245)
Taxable costs recorded as financial asset	-	-	-	(346,675)	-	(346,675)
Adjustment to deferred income taxes for change in functional currency	-	25,618,421	25,618,421	-	35,784,955	35,784,955
Other	(5,291,558)	36,544	(5,255,014)	(735,088)	(27,835)	(762,923)

Total deferred income tax liabilities	(104,957,898)	22,430,615	(82,527,283)	(113,499,645)	34,733,290	(78,766,355)

Net deferred tax liabilities from application of SFAS No. 109	(51,533,844)	30,977,045	(20,556,799)	(74,245,659)	40,964,356	(33,281,302)

c) Segment information:

1. Information by business segments

Effective March 2004, the Company modified the definition of operating segments since the filing of its last annual report (Form 20-F/A for the year ended December 31, 2003, which was filed on March 18, 2004), because of a change in its internal structure. This redefinition recognizes that in Chile, we sell electric generation in two separated markets with distinct economic characteristics, the SIC and the SING. As a result, given that our facilities located in Argentina are utilized only to supply electricity to Chile’s SING market, we have re-designated the generation associated with these facilities to the “SING” operating segment. Similarly, we have separated the sales made by AES Gener in Chile into two markets. The definition of the sales made by Chivor, our only facility located in Colombia, continue to be identified as the “Colombia” operating segment. The “Other” operating segment is also unchanged from our previous report; this segment consists of our business es in Chile which are not related to the generation of electricity, such as fuel sales.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

The Company’s segment information is presented in accordance with Chilean GAAP. The principal measurement differences between Chilean GAAP and U.S. GAAP as they relate to the Company are the result of differences in the accounting for: (i) functional currency, (ii) price-level adjustments, (iii) investments accounted for under the equity method, (iv) the difference between the cost and equity methods, and (v) deferred taxes. Management uses Chilean GAAP gross profit/ (loss) before depreciation as its measure for segment profitability. In the tables below, this measure is referred to as segment operating profit.

The following table summarizes segment and geographic information (Chilean GAAP) in accordance with the Company’s previous operating segment definitions, as filed in the annual report for the period ending December 31, 2003 (Form 20-F/A filed on March 18, 2004) :

Year Ended December 31, 2002	Chilean	Argentinean
ThCh$	Operations	Operations	Chivor	Other	Total

Revenues from external customers	297,001,406	7,222	83,741,123	2,863,171	383,612,922
Revenues from transactions with other operating segments of the same enterprise	90,319,039	31,444,927	87,198	1,860,377	123,711,541
Interest income	34,663,582	753,437	1,392,251	413,788	37,223,058
Interest expense	(40,004,322)	(13,564,310)	(21,708,496)	(864)	(75,277,992)
Depreciation	(32,192,244)	(9,536,062)	(9,593,977)	(23)	(51,322,306)
Segment operating profit	166,141,518	(10,378,806)	36,994,495	2,239,665	194,996,872
Price-level restatement	14,572,890	(13,114,262)	(20,231,333)	213,238	(18,559,467)
Total assets	1,154,047,457	286,788,450	494,638,264	15,657,225	1,951,131,396
Loss from equity-method investees	(87,070)	(307,618)	-	-	(394,688)
Capital expenditures	(4,211,466)	(39,103)	(164,745)	-	(4,415,314)

Year Ended December 31, 2003	Chilean	Argentinean
ThCh$	Operations	Operations	Chivor	Other	Total

Revenues from external customers	288,192,514	18,033	80,681,920	2,497,721	371,390,188
Revenues from transactions with other operating segments of the same enterprise	93,360,320	30,500,876	75,907	-	123,937,103
Interest income	21,333,318	340,832	1,310,220	378,989	23,363,359
Interest expense	(34,476,306)	(10,963,976)	(10,786,230)	(143)	(56,226,655)
Depreciation	(31,269,493)	(7,913,891)	(7,948,970)	(2)	(47,132,356)
Segment operating profit	146,105,371	(9,210,925)	37,931,391	2,499,975	177,325,812
Price-level restatement	(69,814,159)	3,513,938	53,289,968	(936,204)	(13,946,457)
Total assets	1,050,178,353	223,754,291	410,092,537	14,451,467	1,698,476,648
Earning from equity-method investees	10,062,471	-	-	-	10,062,471
Capital expenditures	(1,902,257)	(252,409)	(521,975)	-	(2,676,641)

Year Ended December 31, 2004	Chilean	Argentine
ThCh$	Operations	Operations	Chivor	Other	Total

Revenues from external customers	314,464,534	6,390	73,348,143	2,993,441	390,812,508
Revenues from transactions with other operating segments of the same enterprise	105,004,864	28,575,055	-	-	133,579,919
Interest income	4,676,483	133,239	546,206	361,568	5,717,496
Interest expense	(32,365,248)	(9,019,137)	(11,421,406)	(2,160)	(52,807,951)
Depreciation	(30,470,640)	(7,130,063)	(7,078,640)	-	(44,679,343)
Segment operating profit	143,828,510	(14,742,660)	39,858,891	2,993,104	171,937,845
Price-level restatement	(14,870,696)	(564,729)	18,935,634	(1,256,378)	2,243,831
Total assets	879,456,423	181,177,233	372,640,660	15,540,490	1,448,814,806
Earning from equity-method investees	4,569,857	-	-	-	4,569,857
Capital expenditures	(22,597,170)	(4,252,126)	(1,035,149)	-	(27,884,445)

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

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

2. Reconciliation of reportable segment total to consolidated total

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Segment operating profit	194,996,872	177,325,812	171,937,845
Depreciation	(51,322,306)	(47,132,356)	(44,679,343)
Selling, general and administrative expenses	(21,648,611)	(17,491,364)	(17,480,496)
Interest Income	37,223,058	23,363,359	5,717,496
Financial Expense	(75,277,992)	(56,226,656)	(52,807,951)
Amortization of Goodwill	(1,019,939)	(771,841)	(522,328)
Equity share net income of related companies	(394,689)	10,062,471	4,569,857
Other income (expense)	(23,939,415)	(13,222,895)	(8,899,059)
Price level restatement	(18,559,466)	(13,946,457)	2,243,830

Income before income taxes and extraordinary items under Chilean GAAP	40,057,512	61,960,073	60,079,851

d) Investments in related companies:

The following tables show the condensed financial information of related companies accounted for using the equity method. All amounts are in thousands of constant Chilean pesos as of December 31, 2004 purchasing power.

The condensed information shown here has been taken from the companies’ financial statements prepared in accordance with Chilean GAAP. For the overall effect that the application of U.S. GAAP has on the financial statements of these companies, see paragraph k) in Note 37 above.

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

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

EMPRESA GENERADORA DE ELECTRICIDAD ITABO S.A.

	December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Percentage interest	25.01%	25.01%	25.01%
Current assets	46,854,760	54,738,158	79,425,126
Non-current assets	239,265,836	198,653,545	171,434,657

Total assets	286,120,596	253,391,703	250,859,783

Current liabilities	26,009,150	34,633,783	42,173,904
Non-current liabilities	6,604,464	6,401,838	6,988,639

Total liabilities	32,613,614	41,035,621	49,162,543

Net sales	96,523,232	84,383,051	101,472,563
Gross profit	4,909,259	17,647,312	19,298,087
Net (loss) income	(7,515,847)	4,598,948	7,220,528

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

There are certain limitations inherent to the fair value data since while the data represents management's best estimates, the data is subjective, involving significant estimates regarding current economic and market conditions. The methods and assumptions used to estimate the fair values are as follows:

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

For the Company's long term fixed rate debt, the contractual cash flows were discounted at prevailing interest rates at the balance sheet dates.

		Estimated fair		Estimated fair
	Book value	value	Book value	value
	2003	2003	2004	2004
	ThCh$	ThCh$	ThCh$	ThCh$

Assets
Cash	3,498,746	3,498,746	4,749,223	4,749,223
Time deposits	10,384,545	10,384,545	25,996,519	25,996,519
Trade accounts receivable	30,101,310	30,101,310	28,984,250	28,984,250
Money market funds	4,909,587	4,909,587	3,341,314	3,341,314
Other investments	47,283,186	47,283,186	44,770,457	44,770,457
Liabilities
Short term debt	120,332,843	167,122,850	36,106,995	56,839,747
Long term debt	639,493,469	590,644,118	488,785,836	487,409,694
Derivative financial
instruments(1)	19,841,347	19,841,347	44,543,903	44,543,903

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

The Company is exposed to credit related losses in the event of non-performance by counterparties with respect to these financial instruments, but does not expect any counterparties to fail to meet their obligations given their high risk ratings. The credit exposure of foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

The notional amounts, carrying amounts and fair values of these contracts are as follows:

	As of December 31, 2003			As of December 31, 2004

	Notional	Carrying	Fair	Notional	Carrying	Fair
	amount	Amount	Value	Amount	Amount	Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Forward exchange swaps	2,443,190	2,429,219	2,429,219	48,149,838	43,559,870	43,559,870
Interest rate swap	103,543,707	12,750,385	12,750,385	-	-	-
Treasury lock agreements	121,729,000	1,009,873	1,009,873	-	-	-
Foreign currency forward contracts	3,468,395	3,651,870	3,651,870	6,325,380	5,574,000	5,574,000

Total	231,184,292	19,841,347	19,841,347	54,475,218	49,133,870	49,133,870

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

h) Employee Benefit Plans

Gener and its subsidiaries sponsor various benefit plans for their current and retired employees. A description of such benefits is as follows:

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

II. Other Retirement Benefits

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

i) Electrical service rate

This benefit subsidizes a portion of the electric service payment that the distribution companies Chilectra and Chilquinta charge retired employees. The electric rate subsidies result in the eligible retired employees paying approximately 30% of their total monthly electricity costs, with AES Gener paying the difference.

ii) Medical benefits

This benefit provides supplementary health insurance and continues in the event of death of the retiree, in favor of the surviving spouse. It is measured assuming a trend for future medical costs.

iii) Supplementary pension benefits

Retired employees receive a monthly benefit designed to cover a portion, up to a maximum of 50%, of the difference between their salary at the point of retirement and the theoretical pension that would have been received had the employee reached the legal retirement age based on the Institución de Previsión Social (“Institute of Social Welfare”). This benefit expires at the time of death of the retiree.

Under U.S. GAAP, pension and other post-retirement employee benefits have been accounted for in accordance with SFAS No. 87 and SFAS No. 106, respectively. The Company’s policy is to recognize actuarial gains and losses immediately in the income statement. The Company uses December 31 as measurement date for its employee benefit plans. The Company’s employee benefit plans are unfunded. The accumulated benefit obligation was equal to the projected benefit at December 31, 2003 and 2004. In 2005, the Company expects to contribute ThCh$347,087 (ThUS$623) and ThCh$418,842 (ThUS$751) to its pension and post-retirement benefit plans, respectively.

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

Pension Retirement Benefits—Chivor

In addition to the benefits discussed above, Colombian law requires benefits to be paid to all retired employees who have reached certain age and the extension of service requirements. In accordance with Act No. 100 of 1993, beginning on April 1, 1994, Chivor has funded its obligation through payments made to the Instituto de Seguros Sociales ("Colombian Institute of Social Security") and other private pension funds. For retirees not covered by the provisions of Law No. 100, (10 in 1998 and zero in 1997), Chivor obtains an actuarial report each year updating the value of its pension obligation. During 2003, the plan was amended due to the enactment of Act No. 797. The law established a new system to determine the pension amount recognized by the Colombian Institute of Social Security. This amendment generated unrecognized prior service cost for ThCh$210,650 (ThUS$378). The amortization of the unrecognized prior service cost is based on the average remaining service life of active participants. Ben efits covered in this reserve amount include monthly pension benefits, surviving-spouse pension benefits, Christmas bonuses and the additional one-month pension benefit paid to retirees in June every year. The Company uses December 31 as measurement date for its employee benefit plan. The plan is unfunded. The accumulated benefit obligation was ThCh$2,331,806 (ThUS$4,183) and ThCh$2,570,302 (ThUS$4,611) at December 31, 2003 and 2004, respectively. The Company expects to contribute ThCh$274,520 (ThUS$493) to its pension plan in 2005. The Company's policy is to recognize actuarial gains and losses immediately in the income statement. The following information summarizes Chivor's pension plan:

	Pension Benefits

	ThCh$	ThCh$
	2003	2004

Benefit obligations at January 1	(2,208,203)	(2,331,806)
Service cost	(28,089)	(43,077)
Interest cost	(226,023)	(255,089)
Actuarial gain (loss)	180,935	250,312
Amendments	(210,650)	-
Benefits paid	226,960	276,069
Currency adjustments	(66,736)	(466,711)

Benefit obligations at December 31,	(2,331,806)	(2,570,302)
Funded status	(2,331,806)	(2,570,302)
Unrecognized prior service cost	190,082	180,480

Net liability recorded under U.S. GAAP	(2,141,724)	(2,389,822)
Assumptions as of December 31
Discount rate (nominal rate)	10%	10%
Rate of compensation increase	0.5%	0.5%

Components of net periodic benefit cost:
Service cost	28,089	43,077
Interest cost	226,023	255,089
Actuarial loss (gain)	(180,935)	(250,312)
Amortization of prior service cost	20,567	22,116

Net periodic benefit cost	93,744	69,970
Amounts recognized in the statement of financial position consist of:
Accrued benefit cost	(2,290,304)	(2,570,302)
Intangible asset	148,580	180,480

Net amount recognized	(2,141,724)	(2,389,822)

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

i) Restrictions on payment of dividends

Under certain credit agreements of the company, restrictions exist on the ability of its subsidiaries to transfer funds to AES Gener through intercompany loans, advances, or cash dividends. The nature and amounts of these restrictions are disclosed in note 26.

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

The carrying amounts of assets pledged as collateral is as follows:

	Percentage
	of	Net assets of
	Participation	subsidiary
	2004	ThCh$

InterAndes S.A	100%	28,877,417
TermoAndes S.A	100%	149,669,905
Chivor S.A E.S.P	99.98%	188,790,470

In addition to the above assets, as of December 31, 2004, our subsidiary Norgener had an outstanding debt with Banco de Chile for ThCh$16,164,600 (ThUS$29,000), which was secured by certain fixed assets worth ThCh$55,597,125 (ThUS$96,744).

k) Derivative instruments and hedging activities

The Company enters into derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. All derivative instruments held or issued by the Company are economic hedges of existing or anticipated financial transactions. No derivatives are utilized for speculative purposes. The Company has entered into interest rate swap agreements to exchange variable rate interest payment obligations for fixed rate obligations without the exchange of the underlying principal amounts in order to manage interest rate exposures. As of December 31, 2003, AES Gener had an outstanding swap agreement with an aggregate notional amount for ThCh$103,543,707 (ThUS$ 170,122) that expires in various amounts through September 28, 2007. The swap agreements have a fixed interest rate of 6.36%. These interest rate swap agreements were also terminated in April 2004. On April 16, 2004, AES Gener S.A. repaid the outstanding debt (notes) of TermoAndes and InterAndes, through the pa yment of US$ 62 million and a new credit agreement for US$ 93.4 million which was granted to AES Gener S.A. As of December 31, 2004, the outstanding balance of this loan was US$ 77 million.

In connection with the offering of AES Gener senior notes, the Company entered into treasury lock agreements to lock in the underlying interest rate for the senior notes to be issued pursuant to its financial restructuring plan. As of December 31, 2003, the notional amount of these agreements was ThCh$121,729,000 (ThUS$200,000). The treasury lock agreements had

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

an average fixed interest rate of 4.37%. In March 2004 AES Gener issued and placed US$400 million bonds in The U.S. As of December 31, 2004 the treasury lock result has been recorded as Other Long Term Assets.

The Company has entered into forward exchange swap agreements to hedge its revenues. The forward exchange swap agreements mature from January 2005 to May 2005. The notional amounts were ThCh$43,559,870(ThUS$78,148) as of December 31, 2004.

The Company has entered into foreign currency swap agreements to hedge firm foreign currency commitments. The currency swap agreements mature from January 2005 to March 2005. The notional amounts were ThCh$6,325,380(ThUS$11,348) as of December 31, 2004. The currency swaps have terms that match the hedged exposure. The interest rate swaps are designated as cash-flow hedges. The fair values of the swaps are recorded on the balance sheet, with changes in fair values included in other comprehensive income. The ineffective portion of the hedge is recorded into income in current-period earnings. The treasury lock agreement has not been documented as hedges, and accordingly, changes in fair value are recognized in the income statement.

Hedge ineffectiveness is measured using the dollar-offset method. During 2004 there was no hedge ineffectiveness. During 2003, hedge ineffectiveness for cash flow hedges resulted in ThCh$1,463,586 (ThUS$2,626) being recognized in the line other non-operating expenses in the consolidated financial statements. No portion of the derivative instruments gain or loss was excluded from the assessment of hedge effectiveness. The Company did not reclassify any amounts to earnings for forecasted transactions that did not occur.

As of December 31, 2003 and 2004, the Company expected to reclassify approximately ThCh$1,473,096 (ThUS$2,643) and ThCh$4,573,135 (ThUS$8,204) of loss on derivative instruments, net of deferred taxes of ThCh$515,583 (ThUS$925) and ThUS$777,433 (ThUS$1,395) from accumulated other comprehensive income to earnings during the next twelve months due to the actual fulfillment of forecasted transactions.

The net amount reclassified from other comprehensive income to earnings during 2004 is ThCh$1,608,684 (ThUS$2,886).

l) Asset Retirement Obligations:

The Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations", effective January 1, 2003. Under SFAS No. 143, entities are required to record the fair value of a legal liability for an asset retirement obligation (ARO) in the period in which it is incurred. When a new liability is recorded, the entity capitalizes the costs of the liability by increasing the carrying amount of the related long-lived asset. The liability is accrued to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. At retirement, an entity settles the obligation for its recorded amount or incurs a gain or loss.

The Company evaluated its leased and owned assets, and it determined that it had legal obligations to re-establish the conditions certain assets had before the Company obtained ownership or use of the related asset. AES Gener has recorded an asset retirement obligation for its legal liability to restore the land at its Laja, Constitución and Mostazal plants.

With the adoption of SFAS No. 143, the Company recorded an ARO asset of ThCh$144,931, net of accumulated amortization of ThCh$91,484, and a deferred tax asset of ThCh$42,857. The net amount initially recognized as a result of applying SFAS No. 143 was ThCh$209,246, which was recorded as a cumulative effect of a change in accounting principle.

m) Long term Compensation Plans

In 2003 and 2004, AES corporation, the majority shareholder of AES Gener, granted to its corporate and subsidiaries´ employees, two long-term compensation awards (the "Awards"), which consist of a combination of stock options, restricted stock and performance units. No employees of AES Gener were granted long-term compensation under these plans prior to January 1, 2004. Awards under these plans are generally vested over two to three years.

RESTRICTED STOCK — AES Corporation issued restricted stock under various incentive stock option plans. Generally, under each plan, shares of restricted common stock with value equal to a stated percentage of participants' base salary are initially awarded at the beginning of a three-year performance period, subject to adjustment to reflect the participants' actual base salary. The shares remain restricted and nontransferable throughout each three-year performance period, vesting in one-third increments in each of the three years following the end of the performance period. At the end of a performance period, awards are subject to adjustment to reflect AES Corporation’s performance compared to per companies. Final awards under the plans can range from zero up to 400% of the initial awards. Vested shares are no longer restricted and may be held or sold by the participant. Under U.S. GAAP, compensation expense of ThCh$112,074 (US$201,065) as of December 31, 2004 was measured at the market value of the common stock at the balance sheet date and has been recognized. Compensation expense as of December 31, 2003 was not material. For year 2004, this adjustment is included as part of the ThCh$297,131 (US$533,066) shown in the reconciliation.

The number of restricted share granted by AES Corporation to employees of AES Gener at December 31, 2004 are; 74.694 shares. For the 2002 and 2003 no restricted shares were granted.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2004, except as indicated)

STOCK OPTIONS — AES Corporation has granted its options to purchase shares of common stock during the year 2004 under three stock option plans. Under the terms of the plans, AES Corporation may issue options to purchase shares of their common stock at a price equal to 100% of the market price at the date the option is granted. Generally, stock options issued under this plan become exercisable by employees in as little as one year (100% in one year), or as many as four years (25% each year). On December 31, 2003 and 2004, respectively, 16,944,935 and 15,332,033 shares were remaining to be awarded under these plans. The maximum term of the options granted is 10 years.

A summary of the option activity follows:

	December 31, 2003			December 31, 2004

	Weighted-Average			Weighted-Average
	Shares	Exercise	Price	Shares	Exercise	Price

Outstanding-beginning of year	100,039	US$	16.55	130,176	US$	13.37
Exercised during the year	-	-	-	(3,290)	US$	2.83
Forfeited during the year	(394)	US$	2.83	(7,761)	US$	9.70
Granted during the year	30,531	US$	2.83	98,964	US$	8.97

Outstanding-end of year	130,176	US$	13.37	218,089	US$	11.66

Eligible for exercise end of year	100,039	US$	16.55	115,108	US$	14.75

The weighted average fair value of each option grant has been estimated as of the date of grant primarily using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended December 31,

	2003	2004
Interest rate (risk-free)	3.83%	3.83%
Volatility	68%	87%
Dividend yield	-	-

Using theses assumptions and an expected option life of approximately 10 years, the weighted average fair value of each stock option granted was $2.53 and $6.58 for the period ended December 31, 2003 and the year ended December 31, 2004, respectively.

Using the Black - Scholes option pricing model, the Company determined a fair value of US$2.53 and US$6.58 for the years ended December 31, 2003 and 2004, respectively. As mentioned previously, no adjustment was made for this stock-based compensation in the year ended December 31, 2003 due to its de minimis value. For the year ended December 31, 2004, the compensation expense recorded was ThCh$185,057 (US$332,000).

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

     In April 2006, the FASB issued FSP FIN 46(R)-6. This FSP addresses how a reporting enterprise should determine the variability to be considered in applying FIN 46(R). The guidance is to be applied to all entities with which the Company becomes involved and to all entities required to be analyzed under FIN 46(R) when a reconsideration event has occurred beginning the first day of the first reporting period after June 15, 2006. The Company is determining the impact at this time.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN No. 48”) which is effective for years beginning after December 31, 2006. The Company will adopt FIN No. 48 on January 1, 2007 and the Company will record the results of the application of this interpretation as an adjustment to beginning retained earnings. FIN No. 48 applies to all tax positions accounted for under SFAS No. 109. The Company is determining the impact at this time.

     In July 2006, the FASB also issued FSP SFAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction.” This FSP amends FASB Statement No. 13, “Accounting for Leases”, to require a lessor in a leveraged-lease transaction to recalculate the leveraged lease for the effects of a change or projected change in the timing of cash flows relating to income taxes that are generated by the leveraged lease. The FSP is effective for years beginning after December 31, 2006. The cumulative effect of applying the provisions of this FSP will be recorded as an adjustment to the balance of beginning retained earnings as of January 1, 2007. The Company is determining the impact at this time.

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

Although some of Gener Subsidiaries have restrictions to distribute dividends to Gener (Norgener and ESSA), under the indenture of its bonds AES Gener may distribute dividends according to section 1015 that states certain limitation on restricted payments as follows. “The company will not declare or pay any dividend if at the time of the payments”:

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

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2004)

		As of December 31,

	2002	2003	2004	2004
	ThCh$	ThCh$	ThCh$	ThUS$

OPERATING REVENUE	247,434,877	235,330,290	279,297,616	501,072
OPERATING COSTS	(196,020,008)	(199,306,244)	(225,063,565)	(403,774)

OPERATING MARGIN	51,414,869	36,024,046	54,234,051	97,298
SELLING AND ADMINISTRATION
EXPENSES	(10,204,051)	(9,105,664)	(9,939,368)	(17,832)

OPERATING PROFIT	41,210,818	26,918,382	44,294,683	79,466

NON-OPERATING INCOME
Financial income	34,247,570	20,704,209	4,328,106	7,765
Equity earnings in related companies	32,241,255	121,558,143	46,917,860	84,173
Other non-operating income	3,797,876	1,550,836	7,381,888	13,243
Equity losses in related companies	(29,136,015)	(1,030,814)	(1,569,421)	(2,816)
Amortization of goodwill	(804,808)	(663,411)	(522,328)	(937)
Financial expense	(32,476,810)	(29,055,485)	(26,165,469)	(46,942)
Other non-operating expenses	(25,740,736)	(11,690,501)	(14,093,097)	(25,284)
Monetary correction	(426,649)	(703,658)	(1,450,453)	(2,602)
Exchange difference	19,191,921	(77,953,542)	(19,364,651)	(34,742)

Non-operating expense	893,604	22,715,777	(4,537,565)	(8,142)

INCOME BEFORE INCOME TAX, MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	42,104,422	49,634,159	39,757,118	71,324
INCOME TAX	(5,862,764)	5,003,676	(685,671)	(1,230)

INCOME BEFORE MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	36,241,658	54,637,835	39,071,447	70,094
MINORITY INTEREST	-	-	-	-

INCOME BEFORE AMORTIZATION OF NEGATIVE GOODWILL	36,241,658	54,637,835	39,071,447	70,094
AMORTIZATION OF NEGATIVE GOODWILL	223,177	382,590	382,590	686

NET INCOME	36,464,835	55,020,425	39,454,037	70,780

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2004)

	As of December 31,

	2002	2003	2004
	ThCh$	ThCh$	ThCh$

Cash Flow from operating activities
Collection of accounts receivable	289,192,645	275,561,140	335,445,507
Financial income received	12,602,633	1,778,985	1,896,237
Dividends and other distributions received	13,864,164	7,626,176	8,004,740
Other income received	549,509	1,455,378	2,267,946
Payment to suppliers and personnel	(214,310,246)	(207,944,179)	(260,485,359)
Financial expenses	(33,774,142)	(31,232,793)	(41,461,296)
Payment for income taxes	(3,582)	(2,079)	(13)
Other expenses	(5,604,623)	(5,089,824)	(7,191,623)
VAT and other similar items paid	(12,572,499)	(8,822,779)	(12,946,947)

Net cash provided by operating activities	49,943,859	33,330,025	25,529,192

Cash Flow from financing activities
Shares issuance	-	-	63,637,599
Borrowings from banks and others	14,467,753	-	71,576,128
Bonds payable	-	-	253,960,920
Proceeds from other loans to related companies	17,524,969	26,814,766	-
Dividends paid	-	(30,473,334)	(90,849,120)
Repayment of loans	(14,116,275)	(457,463)	(14,609,793)
Repayment of bonds	(5,939,282)	-	(399,577,511)
Payment of costs associated with issuance of bonds	-	(226,240)	(27,171,017)
Other obligations to related companies	(9,282,167)	-	-

Net cash provided by (used) in financing activities	2,654,998	(4,342,271)	(143,032,794)

Cash flow from investing activities
Sales of property, plant and equipment	2,778,763	614,686	24,845,545
Sales of permanent investments	4,323,052	-	3,666,511
Proceeds from other loans of related companies	-	29,116,144	182,391,113
Proceeds from documented loans to related companies	-	-	44,555,110
Sales of other instruments	828,300	-	-
Other investments revenues	-	12,979	140,805
Acquisition of fixed assets	(2,884,048)	(1,670,759)	(1,881,823)
Payment of capitalized interest	(625,915)	(199,347)	(1,644)
Permanent investments	(14,140,860)	(14,257,241)	(102,301,553)
Investment in financial instruments	(775,540)	(1,638,004)	-
Other obligations to related companies	(72,112,343)	(29,367,996)	(9,367,703)
Other investing activities	(2,418,852)	-	-

Net cash provided by (used) in investing activities	(85,027,443)	(17,389,538)	142,046,361

Net increase (decrease) in cash and cash equivalents before the effects of price-level restatement	(32,428,586)	11,598,216	24,542,759
Price-level restatement of cash and cash equivalents	1,010,470	(1,429,954)	1,212,077

Net increase (decrease) in cash and cash equivalents	(31,418,116)	10,168,262	25,754,836
Cash and cash equivalents at beginning of year	41,802,646	10,384,529	20,552,791

Cash and cash equivalents at end of year	10,384,530	20,552,791	46,307,627

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

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2004)

							Subsidiary
		Share		Future			Development	Net Income
	Paid-in	Premium	Other	Dividends	Retained	Interim	Stage	For the
	Capital	Account	Reserves	Reserve	Earnings	Dividends	Deficit	Year
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

2004

Balances as of January 1	660,615,361	29,535,351	53,509,290	5,292,019	5,973,400	-	-	53,678,463
Distribution of earnings from
last year	-	-	-	-	53,678,463	-	-	(53,678,463)

Final dividends	-	-	-	-	(56,727,528)	-	-	-
Issuance of shares, due to
conversion of bonds	62,268,146	-	-	-	-	-	-	-
Currency translation
adjustment	-	-	(19,200,331)	-	-	-	-	-

Price-level restatement	17,884,837	738,384	1,337,732	132,300	(210,529)	(120,962)	-	-

Interim dividends	-	-	-	-	-	(32,366,268)	-	-

Net income for the year	-	-	-	-	-	-	-	39,454,037

Balances at Dec. 31, 2004	740,768,344	30,273,735	35,646,691	5,424,319	2,713,806	(32,487,230)	-	39,454,037

Dividends received from subsidiaries and affiliates are as follows:

	2002	2003	2004
Company	ThCh$	ThCh$	ThCh$

New Caribbean Investment	836,650	919,682	-
Sociedad Eléctrica Santiago S.A.	12,385,759	6,706,494	5,675,490
Explotaciones Sanitarias S.A.	179,112	-	-
Puerto Ventanas S.A.	365,343	-	-
Itabo S.A.	97,300	-	-
Guacolda S.A.	-	-	779,189
Norgener S.A.	-	-	1,550,061

Total	13,864,164	7,626,176	8,004,740

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2004)

3) LONG TERM DEBT

The following table presents AES Gener’s (Parent Company) long-term bank debt as of December 31, 2003 and 2004:

								As of
								December
				As of December 31, 2004				31, 2003
							Average
					More than	Total	Annual	Total
		1-2 Years	2-3 Years	3-5 Years	5 Years	Long Term	Interest Rate	Long Term
Bank	Currency	Million Ch$	Million Ch$	Million Ch$	Million Ch$	Million Ch$	%	Million Ch$

Deutsche Bank	US$	8,406	8,608	20,640	1,979	39,633	4.96%	-

Total		8,406	8,608	20,640	1,979	39,633	-	-

The following table presents AES Gener’s (Parent Company) bonds payable as of December 31, 2003 and 2004:

	Issue Amount						Carrying Value as of
	Outstanding				Timing of	Timing of	December 31,
'
	(in issue currency)	Issue	Interest	Maturity	Interest	Principal	2004	2003	Place of
							Million	Million
Series	as of December 31, 2004	Currency	Rate %	Date	Payments	Payments	Ch$	Ch$	Issuance
	'
M	73,883,000	US$	6.00%	01-Mar-05	Semiannual	Upon Maturity		44,747	U.S.
LA1-LA5	400,415,900	US$	6.00%	01-Mar-05	Semiannual	Upon Maturity	-	243,926	Chile
-	54,751,000	US$	6.50%	15-Jan-06	Semiannual	Upon Maturity	31,433	122,305	U.S.
-	400,000,000	US$	7.50%	25-Mar-14	Semiannual	Upon Maturity	227,419	-	U.S.
'
Total							258,852	410,978
'

The following table presents AES Gener’s (Parent Company) five year debt maturity schedule as of December 31, 2004:

'
As of December 31, 2004
'
Year	ThCh$
'
2005	11,734,687
2006	38,924,109
2007	8,607,717
2008	10,234,697
2009	10,405,017
Thereafter	224,938,620
'
Total	304,844,847
'

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

AES GENER S.A.

/s/ Fernando Escrich
By:	Name: Fernando Escrich
Title: Chief Financial Officer

Date: December 4, 2006

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