Form 20-F
period 2005-12-31
AES GENER INC
filed 2007-06-08
CIK 926075

As filed with the Securities and Exchange Commission on May xx, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ____________ to ___________
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Title of Each Class
7 1 / 2 % Notes due 2014

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
6,386,837,020 shares of capital stock of AES Gener S.A., without par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes                   No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes                   No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes                   No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer                    Accelerated filer                  Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17            Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes                   No

i

PRESENTATION OF INFORMATION

     In this annual report, unless the context requires otherwise, the terms “AES Gener”, “we”, “us”, “our” and the “Company” refer to AES Gener S.A. and its subsidiaries on a consolidated basis.

     Our audited consolidated financial statements and, unless otherwise indicated, the other financial information presented in this annual report, are presented in Chilean pesos in conformity with generally accepted accounting principles in Chile, or Chilean GAAP, and the rules of the Superintendencia de Valores y Seguros, the Chilean Superintendency of Securities and Insurance, or SVS. Chilean GAAP differs in certain important respects from generally accepted accounting principles in the United States, or U.S. GAAP. See Note 37 to our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 contained in Item 18 herein for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us. Note 37 to our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005 also contains a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2003, 2004 and 2005 and our total shareholders’ equity at December 31, 2004 and 2005. Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency of a company. In 2003, management determined the U.S. dollar to be AES Gener’s functional currency in accordance with the Statement of Financial Accounting Standards, or SFAS, No. 52. Therefore, by applying the procedures specified in SFAS No. 52, we remeasured the audited consolidated financial statements for the three years in the period ended December 31, 2005, in accordance with U.S. GAAP.

     Unless otherwise specified, references herein to “U.S. dollars”, “dollars”, “$” or “US$” are to United States dollars, references to “peso” or “Ch$” are to Chilean pesos, the legal currency of Chile, references to “Col$” are to Colombian pesos, the legal currency of Colombia, references to “Arg$” are to Argentinean pesos, the legal currency of Argentina, references to “RD$” are to Dominican Republic pesos, the legal currency of the Dominican Republic, and references to “UF” are to Unidad de Fomento. The Unidad de Fomento is an inflation-indexed, Chilean peso-denominated monetary unit that is linked to, and set daily in advance to reflect changes in, the previous month’s Chilean consumer price index. As of December 31, 2005, one UF was equivalent to Ch$17,974.81.

     For your convenience, we have translated certain peso amounts into U.S. dollars. Unless otherwise indicated, information regarding the U.S. dollar equivalents of amounts in pesos is based on the Observed Exchange Rate, which is the daily exchange rate between the Chilean peso and U.S. dollar, reported by the Chilean Central Bank for December 31, 2005 (the rate we used for December 31, 2005 financial reporting purposes), which was Ch$512.50 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. The exchange rate between the Colombian peso and the U.S. dollar used by us for December 31, 2005 financial reporting purposes was Col$2,284.22 = US$1.00. The exchange rate between the Argentinean peso and the U.S. dollar used by us for December 31, 2005 financial reporting purposes was Arg$3.03 = US$1.00. The exchange rate between the Dominican Republic peso and the U.S. dollar used by us for December 31, 2005 financial reporting purposes was RD$34.91 = US$1.00. No representation is made that the peso, U.S. dollar or other currency amounts shown in this annual report could have been or could be converted into U.S. dollars or pesos at such rate or at any other rate.

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

  Sociedad Eléctrica Santiago S.A., or Eléctrica Santiago, which is 90.0% owned by us and operates a 379 MW combined-cycle plant and a 100 MW diesel oil-fired plant in Santiago, Chile;

  TermoAndes S.A., or TermoAndes, which is 100.0% owned by us and operates a 642.8 MW combined- cycle plant in Salta, Argentina;

  InterAndes S.A., or InterAndes, which is 100.0% owned by us and operates a 345 kV transmission line from the TermoAndes plant in Argentina to the Chilean border; and

  AES Chivor y Cia. S.C.A. E.S.P., or Chivor, which is 99.9% owned by us and operates a 1,000 MW hydroelectric plant in Colombia.

Our most significant equity-method investees are:

  Empresa Eléctrica Guacolda S.A., or Guacolda, which is 50.0% owned by us and operates a 304 MW coal- fired generation facility in Chile; and

  Empresa Generadora de Electricidad Itabo S.A., or Itabo, which is 25.0% owned by us and operates 432.5 MW of generation facilities in the Dominican Republic.

     Other AES Gener investments are: Gasoducto GasAndes S.A., or GasAndes Chile, Gasoducto GasAndes Argentina S.A., or GasAndes Argentina and the Centro de Despacho Economico de Carga del Sistema Interconectado Central, or CDEC-SIC, which are considered related companies. The most significant of these companies are:

  GasAndes Argentina, an Argentinean company that is 13.0% owned by us and transports natural gas through a pipeline from the Province of Mendoza in Argentina to the Chilean border; and

  GasAndes Chile, a Chilean company that is 13.0% owned by us and transports natural gas through a pipeline from the Argentinean border to the Santiago Metropolitan Region.

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

TECHNICAL TERMS

     In this annual report, references to “GW” and “GWh” are to gigawatts and gigawatt hours, respectively, references to “MW” and “MWh” are to megawatts and megawatt hours, respectively, references to “kW” and “kWh” are to kilowatts and kilowatt-hours, respectively, and references to “kV” are to kilovolts. Unless otherwise indicated, statistics provided throughout this annual report with respect to electricity generation facilities are expressed in MW, in the case of the nominal capacity of such facilities, and in GWh, in the case of the aggregate electricity production of such facilities. One GW = 1,000 MW, and one MW = 1,000 kW. Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours. “Nominal capacity” means the total amount of nominal capacity in any company or system.

STATISTICAL INFORMATION

     Statistical information contained in this annual report regarding the economies of, and electricity industries in, Chile, Colombia, Argentina and the Dominican Republic, and regarding the competitors of AES Gener S.A. and its subsidiaries and equity-method investees in those industries, is based on material obtained from public sources, including publications and materials from participants in those industries and from government entities, such as the two principal economic load dispatch centers in Chile, the Centro de Despacho Económico de Carga del Sistema Interconectado Central and the Centro de Despacho Económico de Carga del Sistema Interconectado del Norte Grande, or the CDEC-SIC and CDEC-SING, respectively, the Banco Central de Chile, or Chilean Central Bank, and the Argentinean Compañía Administradora de Mercado Mayorista Eléctrico, or the Wholesale Electricity Market Management Company, or CAMMESA, among others. We believe such information is accurate, but we have not independently verified it.

FORWARD-LOOKING STATEMENTS

     Except for the historical information contained in this annual report, certain matters discussed herein, including without limitation under “Information on the Company” and “Operating and Financial Review and Prospects”, contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Although we believe that in making any such statements our expectations are based on reasonable assumptions, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. When used in this annual report the words “anticipates”, “believes”, “expects”, “intends” and similar expressions, as they relate to us or our management, are intended to identify such forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties. There are important factors that could cause actual results to differ materially from those in forward-looking statements, certain of which are beyond our control. These factors, risks and uncertainties include the following:

  our and our equity-method investees’ ability to implement capital investment programs, including the ability to arrange financing where required, and to complete contemplated refinancings;

  trends affecting our and our equity-method investees’ financial condition or results of operations;

  the nature and extent of future competition in our and our equity-method investees’ principal markets;

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not Applicable.

Item 2. Offer Statistics and Expected Timetable

     Not Applicable.

Item 3. Key Information

A. Selected Financial Data

     The following table presents selected consolidated financial and statistical information for each of the periods indicated. This information should be read in conjunction with “Item 5. Operation and Financial Review and Prospects” and our audited consolidated financial statements included elsewhere in this annual report. Our audited consolidated financial statements are prepared in accordance with Chilean GAAP and the related rules of the SVS, which together differ in certain significant respects from U.S. GAAP. Note 37 to our audited consolidated financial statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP and a reconciliation to U.S. GAAP of our net income (loss) for the years ended December 2003, 2004 and 2005 and our total shareholders’ equity as of December 31, 2004 and 2005. The Chilean GAAP financial information below as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 is presented in constant pesos of December 31, 2005 purchasing power. The U.S. GAAP data below presents the financial information remeasured into U.S. dollars and translated into Chilean pesos, as such, the U.S. GAAP financial information for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 is presented in nominal (non-inflation adjusted) pesos as of December 31 of each year. Solely for the convenience of the reader, the final column below presents the financial information in U.S. dollars at the December 31, 2005 observed exchange rate of Ch$512.50 per US$1.00. Information included below for the 2001, 2002 and 2003 balance sheet data and 2001 and 2002 income statement data is derived from our audited consolidated financial statements not included separately in this annual report.

     The information detailed in the following table includes changes in certain accounting policies for the five years ended and as of December 31, 2005, which affect the comparability of the data presented below. See Note 2 to our consolidated financial statements for a further description of changes in our accounting policies.

	For the year ended December 31,

	2001	2002	2003	2004	2005	2005

	(in millions of Ch$, except per share data, shares and capital stock)

						(in millions of US$, except per share data, shares and capital stock) (1)

Income Statement Data:
Chilean GAAP:
Operating Revenues	383.340	397.423	384.760	404.882	460.582	899
Income from operations	77.596	126.419	116.759	113.859	112.301	219
Net Income	-2.221	37.778	57.001	40.874	43.039	84
Income from operations per share	14	22	21	19	18	0.03
Weighted average shares outstanding (000s)	5.672.743	5.672.753	5.672.753	6.089.302	6.386.837	6.386.837
Capital stock (000s)	5.672.753	5.672.753	5.672.753	6.386.837	6.386.837	6.386.837
U.S. GAAP: (2)
Operating Revenues	442.449	385.302	325.180	392.459	455.954	890
Income from operations	121.656	116.629	93.259	117.121	123.105	240
Income from continuing operations	63.795	33.327	4.092	19.391	57.026	111
Net income (3)	55.206	30.692	3.888	19.391	56.864	111
Income from operations per share	21	21	16	19	19	0.04
Income from continuing operations per share	10	5	1	3	9	0.02

	For the year ended December 31,

	2001	2002	2003	2004	2005	2005

	(in millions of Ch$, except ratios)					(in millions of US$, except ratios) (1)
Balance Sheet Data:
Chilean GAAP:
Total assets	2.045.892	2.021.372	1.759.622	1.500.963	1.433.641	2.797
Long term liabilities	847.569	1.035.985	784.869	556.387	459.315	896
Total shareholders' equity	794.377	833.356	858.657	851.378	860.016	1.678
Ratio of total shareholder's equity to total assets (4)	0.39	0.41	0.49	0.57	0.6	0.6
U.S. GAAP: (2)
Total assets	1.507.832	1.554.435	1.219.686	1.103.986	1.042.015	2.033
Long term liabilities	649.274	877.448	683.377	517.673	461.148	900
Total shareholders' equity	334.362	387.915	343.967	492.018	491.952	960
Ratio of total shareholder's equity to total assets (4)	0.22	0.25	0.28	0.45	0.47	0.47

	At December 31,

	2001	2002	2003	2004	2005	2005

	(in millions of Ch$, except ratio, per share and operating data)					(in US$ except ratio, per share and operating data) (1)
Other Consolidated Financial Data:
Chilean GAAP:
Consolidated ratio of earnings to fixed charges (5)	1.16	1.54	1.89	2.11	2.27	2.27
Net income per share	-0.39	6.66	10.05	6.71	6.74	0.01
Dividends per share	26.83	-	5.24	14.87	3.13	0.01
U.S. GAAP: (2)
Consolidated ratio of earnings to fixed charges (5)	1.79	1.51	1.29	1.55	2.34	2.34
Net income per share	9.73	5.41	0.69	3.18	8.90	0.02
Diluted net income per share	-	7.04	N/A	N/A	N/A	N/A
Dividends per share	26.83	-	5.24	14.87	3.13	0.01
Operating Data: (6)
Total MW Installed Capacity	3.057	3.105	3.105	3.080	3.080
Total GWh Produced	8.958	10.169	10.189	11.958	11.952
Total GWh Sold	14.612	15.748	15.263	16.177	19.519

(1)
Solely for the convenience of the reader, Chilean peso amounts have been translated into dollars at the rate of Ch$512.50 per U.S. dollar, the daily Observed Exchange Rate for December 31, 2005, for amounts given as of or through December 31, 2001, 2002, 2003, 2004 and 2005. You should not construe the translation of currency amounts in this annual report on Form 20-F to be representations that the Chilean peso amounts actually represent current U.S. dollar amounts or that you could convert Chilean peso amounts into U.S. dollars at the rate indicated or at any other rate.

(2)
On December 4, 2006, AES Gener filed Form 20-F/A for the period ended December 31, 2004 which included adjustments made to restate certain errors that were inadvertent and unintentional in the U.S. GAAP financial statements previously filed.

(3)	Includes the effects under U.S. GAAP of discontinued operations.
(4)
Ratio of total shareholders’ equity to total assets is calculated by dividing total shareholders’ equity by total assets. Total shareholders’ equity as presented under “Chilean GAAP” in the Balance Sheet Data above includes paid-in capital, interim dividends, reserve for monetary correction of capital, share premium accounts, other reserves, future dividends reserve, retained earnings and net income for the year.

(5)
For the purposes of calculating the consolidated ratio of earnings to fixed charges, “earnings” consist of income before income taxes and minority interest plus fixed charges, and amortization of previously capitalized interest. “Fixed Charges” include interest expense, capitalized interest and amortization of debt issuance costs.

(6)	Data for each period is provided on a pro forma basis to give effect to decreases in MW of nominal capacity, GWh produced and GWh sold resulting from subsequent asset sales.

Exchange Rates

     Chile has two currency markets, the Mercado Cambiario Formal, or Formal Exchange Market, and the Mercado Cambiario Informal, or Informal Exchange Market. The Formal Exchange Market consists of banks and other entities authorized by the Chilean Central Bank. The Informal Exchange Market comprises entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Chilean Central Bank is empowered to determine that certain purchases and sales of foreign currencies must be carried out on the Formal Exchange Market. Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Chilean Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market.

     For the purposes of the operation of the Formal Exchange Market, the Chilean Central Bank sets a dólar acuerdo, or Reference Exchange Rate. The Reference Exchange Rate is reset daily by the Chilean Central Bank, taking into account internal and external inflation and variations in parities between the Chilean peso and each of the U.S. dollar, the Japanese Yen and the Euro at a ratio of 80:5:15, respectively. In order to keep the average exchange rate within certain limits, the Chilean Central Bank may intervene by buying or selling foreign currency on the Formal Exchange Market. The dólar observado, or Observed Exchange Rate, which is reported by the Chilean Central Bank and published daily in the Chilean newspapers, is computed by taking the weighted average of the previous business day’s transactions on the Formal Exchange Market. On September 2, 1999, the Chilean Central Bank eliminated the band within which the Observed Exchange Rate could fluctuate, in order to provide greater flexibility in the exchange market. Nevertheless, the Chilean Central Bank has the power to intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.

     The Informal Exchange Market reflects transactions carried out at an informal exchange rate, or the Informal Exchange Rate. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate.

     The following table sets forth the annual low, high, average and year-end Observed Exchange Rate for U.S. dollars for each year starting in 2001 as reported by the Chilean Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

	Observed Exchange Rate of Ch$ per US$(1)

	Date	Low (2)	High (2)	Average (3)	Year-End (4)
	2001	557.13	716.62	636.39	656.20
	2002	641.75	756.56	694.46	712.38
	2003	593.10	758.21	687.51	599.42
	2004	559.21	649.45	612.13	559.83
	2005	509.70	592.75	559.27	514.21
	2006	511.44	549.63	530.53	534.43

July	2006	537.56	545.93	540.62	—
August	2006	530.69	545.36	538.53	—
September	2006	536.63	540.01	538.55	—
October	2006	524.12	537.63	530.95	—
November	2006	523.34	530.61	527.44	—

December	2006	524.78	534.43	527.58	—
________________________________________

Source: Chilean Central Bank

(1)	In nominal (non-inflation adjusted) pesos.
(2)	Exchange rates are the actual high and low, on a day-to-day basis, for each period.
(3)	The average of the exchange rates on the last day of each month during the period.
(4)	The exchange rate on the last business day of each year.

On June 30, 2006, the Observed Exchange Rate as reported by the Chilean Central Bank was Ch$547.31 per US$1.00.

B. Capitalization and Indebtedness

     Not Applicable.

C. Reasons for the Offer and Use of Proceeds

     Not Applicable.

D. Risk Factors

Risk Factors Related to AES Gener

Our businesses are subject to extensive governmental legislation and regulation.

     As regulated electric companies, we and our equity-method investees are subject to the extensive regulation of various aspects of our businesses. The current regulatory framework governing electricity utility businesses has been in existence in Chile since 1982, in Colombia since 1994, in Argentina since 1992 and in the Dominican Republic since 1999. We are also subject to environmental regulations, which, among other things, require us to perform environmental impact assessments of future projects and obtain regulatory permits. As with any regulated company, we cannot assure you that the laws or regulations in the countries where we have operations or investments will not change, or be interpreted, in a manner that could adversely affect us or our equity-method investees or that any requested environmental approval will be granted by government authorities. See “Item 4. Information on the Company—Business Overview—Regulation of Electricity Generation in Chile, Colombia, Argentina and the Dominican Republic”.

Weather conditions in the SIC and Colombia could have a direct effect on our operations in the electricity sector.

     Our operations in the SIC and Colombia can be substantially impacted by hydrological conditions and the effects that such weather conditions can have on the prices of energy.

     Given that at present, our contracted energy in the SIC exceeds the generation capacity of our “efficient” or relatively low variable cost generation facilities, we generally purchase electricity at spot prices in order to meet our commitments. As a result, drier than normal hydrological conditions, which generally result in higher prices for energy, may necessitate purchases at higher prices on the spot market as well as potential generation by our less cost-efficient units. Although we recently installed a new 125 MW diesel-fired turbine and are also developing other coal-fired expansion projects in the SIC in order to reduce our exposure to hydrological variations, drier conditions could adversely affect our operating margin until such future projects are completed.

     In Colombia, our energy output generated under contract is presently lower than our expected hydroelectric generation. As a result, since 2001, we have been selling between 34% and 44% of our electricity on the spot market. Due to the Colombian market structure, our Chivor business must submit bids for the sale of its generation, and its revenues from spot market sales are subject to the variable price of electricity, which depends on current market and electric system conditions at any point in time. Spot market prices depend directly on hydrological weather conditions, with prices increasing in dry years and falling in wet years. Thus, revenues received from Chivor’s spot market transactions fluctuate and affect our operating results.

     Although we use proprietary statistical models to evaluate the risks associated with our contractual commitments, we cannot assure you that the level of our future contractual commitments in the SIC or Colombia will be optimal for the weather conditions prevailing at that time. In addition, severely dry weather conditions may lead to government intervention imposing power rationing as well as penalties on companies involved in the electricity sector while extremely wet weather conditions may lead to plant damage and/or interruptions in generation.

Operational difficulties could limit our ability to generate.

     We may experience operational difficulties that could affect our ability to generate and, as a result, adversely impact our operating results. These difficulties may affect our generation equipment, electromechanical components and, in general, any of our assets required in the supply of electricity. For example, in June 2005, the generator of one of TermoAndes’ gas turbines was declared unavailable for dispatch after experiencing an unanticipated failure and remained out of service until late October 2005, when repairs were completed. TermoAndes was able to place its other identical gas turbine in service in order to continue providing energy under normal conditions. However, it received lower capacity payments during the outage from AES Gener, in accordance with the power purchase agreement between TermoAndes and us, to reflect the decrease in the plant’s availability factor during the outage. Additionally, the long-term firm capacity payments received by AES Gener in the CDEC-SING were reduced by 3.7% as a result of this outage.

     If such operational difficulties occur in the future, we would need to make spot market purchases or enter into supply agreements to fulfill our existing supply agreement obligations. This could have a negative impact on our cash flows. We cannot assure you that similar events will not occur in the future.

     We maintain comprehensive insurance with respect to our facilities, including all-risk property damage and business interruption insurance, which covers, among other things, damage caused by fire, floods and earthquakes; however, we cannot assure you that the amounts for which we are insured or amounts which we may receive under such insurance coverage would cover all of our losses.

In the future, we may review the book values of our assets and may determine that such book values have been impaired.

     When events or circumstances warrant, we review the book values of our assets to determine whether there has been an impairment of the value of any of our assets. Due to excess capacity in the SING that resulted in dispatch limitations, we have recently performed impairment tests under Chilean GAAP and U.S. GAAP with respect to our Argentinean assets, TermoAndes/InterAndes. At this time, we do not believe that any impairment-related adjustments to the book values of these assets are necessary. In the future, we will continue to review the book values of our assets. We cannot assure you that any such review will not require adjustments to the book values of our assets, including TermoAndes/InterAndes. A downward adjustment to the book values of our assets would have a negative impact on our earnings under both Chilean and U.S. GAAP and therefore would reduce our ability to pay dividends to our shareholders.

A substantial portion of our operations is conducted through subsidiaries and equity-method investees.

     We conduct a substantial portion of our operations through our subsidiaries and equity-method investees. In 2005, approximately 38% of our operating revenues were derived from our subsidiaries. In certain circumstances, the ability of each of our subsidiaries and equity-method investees to pay dividends may be restricted by, among other things, its ability to generate cash flows from operations, the laws of the jurisdiction of its incorporation, and the financing agreements to which it is a party. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources” in this annual report for a description of AES Gener S.A.’s and its subsidiaries’ outstanding debt.

Our financial results can be adversely affected by foreign exchange fluctuations.

     The Chilean peso, the Colombian peso and the Argentinean peso have been subject to large devaluations in the past and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in U.S. dollars and, although a substantial portion of our revenues in Chile is linked in part to U.S. dollars, we generally have been, and will continue to be, exposed to fluctuations of the Chilean peso against the U.S. dollar because of time lags and other limitations in the indexation of Chilean tariffs to the U.S. dollar. Furthermore, in the event of a devaluation of the Chilean peso under Chilean GAAP, we are required to account in Chilean pesos for 100% of the losses relating to our U.S. dollar-denominated indebtedness in the year that such losses occur. This can materially reduce our earnings under Chilean GAAP, thereby limiting our ability to pay or preventing us from paying dividends in excess of retained earnings.

     In Colombia, 72% of our indebtedness is denominated in U.S. dollars, but only approximately 18% of our revenues are currently denominated in U.S. dollars. As a result, a devaluation of the Colombian peso in relation to the U.S. dollar may adversely affect our financial condition and results of operations. In Argentina, as our TermoAndes plant sells into the Chilean SING, our earnings are denominated in U.S. dollars, except for net tax credits (including VAT and others), which are denominated in Argentinean pesos, which in 2005 amounted to approximately US$19.6 million. Consequently, a devaluation of the Argentinean peso may result in a decrease in our tax credits in U.S. dollar terms.

     Since the U.S. dollar is our functional currency for U.S. GAAP reporting purposes, our financial results in U.S. GAAP are not affected by foreign exchange fluctuations, except for those asset and liability line items expressed in Chilean pesos and other non-U.S.-denominated currencies, such as the UF-denominated local bond of Eléctrica Santiago, the swap agreement that our equity-method investee Guacolda entered into to hedge against exchange rate fluctuations related to its senior secured credit, Chivor’s credit agreement in Colombian pesos and marketable securities and time-bank deposits held at AES Gener, our Chilean subsidiaries and our equity-method investees, among others. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Impact of Inflation and Price-Level Restatement” in this annual report.

We may be unable to successfully implement our capital investments.

     The success of our capital investments depends on numerous factors, including the availability of fuel, the cost and availability of financing and the effect of delays or difficulties in obtaining regulatory approvals and permits. The construction of new facilities may be adversely affected by factors commonly associated with such projects, which will have an adverse effect on our market share.

A significant portion of our revenue is derived from unregulated energy supply contracts, and we cannot assure you that we will be able to renew these contracts on favorable terms or at all.

     For the year ended December 31, 2005, we derived approximately 26% of our Chilean operating revenues from long-term electricity sales contracts with unregulated customers. Such contracts are entered into at the market prices prevailing at the time of execution and, given their long-term nature, their value may deviate from the market price of electricity at different points during the terms of the contracts. For example, Norgener entered into its 1993 and 1994 power purchase agreements with Minera Escondida Limitada, or Escondida, at prevailing market prices. These agreements were later modified as a result of a settlement reached in an arbitration proceeding. Additionally, since 2001 our Colombian subsidiary, Chivor, has sold between 56% to 67% of its generation through energy supply agreements each year. These agreements generally range in term from one to two years. Such agreements are usually entered into at the market prices prevailing at the time of execution and at fixed price terms thereby ensuring future revenues. We cannot assure you that we will be able to renew any such contracts upon expiration or that if we do renew such contracts, the renewal will be at prices that are as favorable or more favorable than the original prices.

Lawsuits against us or our equity-method investees could adversely affect our operating results.

     We and our equity-method investees sell electricity on a contractual basis to numerous distribution companies, industrial customers and electricity generation companies, among others. We also enter into other legal agreements customary to the normal conduct of business. The provisions of such contracts and agreements may be disputed by the parties thereto from time to time. In addition, we may be subject to lawsuits and legal proceedings regarding, among other things, environmental regulations, public liability, and labor and supplier disputes. We cannot assure you that pending or future lawsuits brought against us or our equity-method investees will not adversely affect our operations or financial condition. See “Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” in this annual report.

Our operations could be adversely affected by fuel price variability.

     Our and our equity-method investees’ thermoelectric plants burn natural gas, coal and other petroleum-based fuels. Argentinean natural gas is purchased under long-term market-based contracts for the Eléctrica Santiago and TermoAndes combined-cycle units. Additionally, coal is purchased internationally as the primary fuel for several of our plants, while our peaking plants utilize petroleum-based fuels. In addition, two of our equity-method investees, Guacolda and Itabo, burn fossil fuels. Increases in the market prices for these fuels would lead to higher operating costs, which would adversely affect our operations, at least until the higher fuel costs are adequately reflected in electricity prices. See “Item 3. Risk Factors—Risk Factors Related to Our Chilean Operations—Our business may be affected by restrictions, interruptions or increased costs in our natural gas supply from Argentina” in this annual report.

Our cash flow may be adversely affected by difficulties in collecting accounts receivable from our customers.

     Difficulties in collecting payments from customers may adversely affect our cash flow. In Colombia, we have had difficulties in recent years in collecting payments from some of our customers, in particular, distribution companies. In 2003, after repeated collection problems with a certain distribution company that owed Chivor Co1$6,252 million (which amount represented approximately US$3.1 million at the time), Chivor sold that company’s debt to a third party for 10% of the balance, or approximately US$200,000 at such time. In 2005, an energy marketing company operating in Colombia defaulted in the payment of its obligations and the guarantees provided were insufficient to cover the full amount due to debtors. At present, this company owes Chivor approximately US$800,000. It should be noted that as a result of this case, the Colombian energy regulatory agency, the Comisión de Regulación de Energía y Gas, modified the mechanism for determining guarantees required of market agents. Our equity-method investee Itabo located in the Dominican Republic has also had collection difficulties related to its power purchase agreements with distribution companies particularly during the period from 1999 to 2004. In 2005, as a result of an agreement reached between the government and market participants, the current collection index is 98% and the previous outstanding debt is scheduled to be paid during the next few years. Additionally, in the SIC during the severe drought that occurred in 1998 and 1999, generation companies disputed the amounts to be paid for purchases made on the spot market during rationing periods, resulting in collection difficulties. Difficulties in collecting payments for electricity supply from contract or spot market customers may adversely affect our cash flow. We cannot assure you that we will be able to collect accounts receivable without difficulty, if at all.

Risk Factors Related to Our Chilean Operations

We are substantially dependent on economic conditions prevailing in Chile.

     For the year ended December 31, 2005, 80% of our consolidated operating revenues were derived from our operations in Chile, including the operations of TermoAndes, which is located in Argentina although its electricity and capacity is sold in Chile. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions prevailing in Chile. In turn, economic conditions are substantially dependent on exports of raw materials, which depend on international prices for those raw materials. In addition, in recent years, the growth of the Chilean economy has slowed from the rates achieved in the 1990s. As a reference, in 2005, the gross domestic product (GDP) of Chile increased at an inflation-adjusted rate estimated at 6.3% compared to the 6.2% increase experienced in 2004. We cannot predict whether the Chilean economy or electricity consumption will grow or decline in the future or if future developments in the Chilean economy will materially adversely affect our business, financial condition or results of operations.

Our business may be affected by restrictions, interruptions or increased costs in our natural gas supply from Argentina.

     Our subsidiary Eléctrica Santiago produces electricity by burning natural gas produced in southern Argentina and transported from there to central Argentina through a pipeline owned by Transportadora Gas del Norte S.A., or TGN. The natural gas is then transported to Eléctrica Santiago through a pipeline owned and operated by two of our related companies, GasAndes Argentina and GasAndes Chile. Interruptions in the supply and/or transportation of gas would adversely affect the operations and financial condition of Eléctrica Santiago.

     Since 2004, the Argentinean government has enacted regulations which privilege the domestic supply of natural gas in comparison to exports, ordering additional injections to the local market but providing suppliers with alternative means for supplying export contracts. Eléctrica Santiago’s gas suppliers have claimed that these regulations constitute an event of force majeure under the gas supply agreements and at certain times have temporarily suspended exports in order to inject additional supplies to meet domestic demand. As a result, Eléctrica Santiago’s gas supply has been reduced in varying amounts since 2004.

     The reductions in the supply of natural gas to Eléctrica Santiago have required the company to reduce its output, as well as to generate electricity with diesel oil as a substitute for natural gas at certain times, increasing its cost of sales. Additionally, these reductions in electric generation also required Eléctrica Santiago to rely on the spot market to purchase a portion of the energy required to meet its contractual commitments. Since February 2005, during certain periods, Eléctrica Santiago’s gas suppliers have complied with the natural gas export restrictions by providing coal as an alternative energy source for electricity generation in Argentina, thereby continuing to deliver natural gas to Eléctrica Santiago. However, such gas supplies are provided at a higher cost, equivalent to the cost of the alternative energy supplied to the Argentinean market. In 2005, Eléctrica Santiago received contract gas equal to approximately 44% of its gas requirements.

However, this amount was increased to 70% of its gas requirements through the implementation of the fuel swap mechanism mentioned above. In 2006, available contract gas represented 49% of Eléctrica Santiago’s gas requirements and the implementation of fuel swap agreements increased the supply to 52% of the plant’s requirements.

     The Argentine government’s establishment of an export duty to be applied to natural gas exports and electricity exports has also created uncertainty. On May 27, 2004, the Argentine government approved Decree 645/04 which included a new duty of 20% to be levied on certain export merchandise, including natural gas. Eléctrica Santiago and its natural gas suppliers reached an agreement on the allocation of the duty for the period from May 1, 2005 to December 31, 2006. However, the allocation for the period between June 2004 and April 2005 is still under discussion. On July 25, 2006, under Decree No. 534/06 Argentine authorities increased the duty affecting natural gas exports to Chile to 45% of the established base price of US$5/MMBTU. As a result, the export duty increased to US$2.25/MMBTU.

     The Argentinean export restrictions have also affected the gas supplies of other gas-fired generation plants in Chile. The impact of gas curtailments limiting generation by Eléctrica Santiago and other Chilean generation companies, as well as the substitution of higher priced alternative or replacement fuel supplies, has led to an increase in the spot market price of electricity, thereby increasing the cost of spot purchases made by us and our subsidiaries.

     Given the current unstable economic and political situation in Argentina, see “Risk Factors Related to Our Argentinean Operations” and “Item 5. Operating and Financial Review and Prospects—Trend Information”, the application of existing regulations and duties, as well as any additional measures implemented by the Argentinean government, is uncertain. Eléctrica Santiago may continue to experience natural gas supply curtailments and we, including AES Gener, Eléctrica Santiago and Norgener and our equity-method investees, could be negatively impacted by price increases in the Chilean spot energy markets as a result of a reduction in the supply and/or an increase in the cost of natural gas from Argentina.

Our financial statements are reported, and our dividends are declared, based on Chilean GAAP, which generally differs from U.S. GAAP.

     There are important differences between Chilean GAAP and U.S. GAAP. As a result, Chilean financial statements and reported earnings generally differ from those that are reported based on U.S. GAAP. In particular, our earnings and the amount of dividends that we declare under Chilean GAAP may be subject to a higher degree of fluctuation as compared to U.S. GAAP due to accounting pronouncements or other modifications required under Chilean GAAP. See Note 37 to our audited annual consolidated financial statements included in this annual report for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to our business and a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2003, 2004 and 2005 and our total shareholders’ equity as of December 31, 2004 and 2005.

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

     We generate a significant portion of our consolidated operating revenue and consolidated operating income before taxes in Colombia. Our Colombian operations accounted for approximately 20% and 19% of our consolidated operating revenue in the years ended December 31, 2005 and 2004, respectively. Therefore, economic conditions in Colombia have a significant impact on our results of operations and financial condition. Historically, GDP and domestic energy demand growth in Colombia have been highly correlated. The GDP of Colombia increased in real terms at an estimated rate of 5.1% in 2005 which is above the 4.8% increase experienced in 2004. Any decrease in expected energy demand can adversely affect our operating results because it could lead to a decline in spot and contract prices due to increased competition in the market. Any growth in energy supply that outpaces energy demand growth, including increased supply from potential interconnection projects and the construction of new power plants, may increase overcapacity. We cannot assure you that these circumstances will not occur, which may lead to a decline in system energy prices in Colombia and may adversely affect our operating results and financial condition.

Colombia’s foreign exchange policy may be subject to intervention by the Colombian Central Bank, and we may be unable to convert Colombian pesos to U.S. dollars or Chilean pesos.

     While the Colombian government does not currently restrict the ability of Colombian persons or entities to convert Colombian pesos into U.S. dollars or Chilean pesos, we cannot assure you that it will not institute a restrictive exchange control policy that may affect Chivor’s ability to remit funds to us in the future. Although the government has not imposed foreign exchange restrictions since 1990, Colombia’s foreign currency markets have historically been heavily regulated. Currently, foreign exchange transactions occur at free, or market, rates of exchange. In 2002, the Colombian peso depreciated against the U.S. dollar by 25.0%, in 2003 it appreciated by 3.0%, in 2004 it appreciated by 14.0%, and in 2005, it appreciated by 4.4%, in each case in nominal terms. We cannot assure you that the Colombian Central Bank will continue to follow its current foreign exchange policy in the future or whether it will intervene in the foreign exchange markets to support the Colombian peso in the event of a substantial devaluation or that any such intervention would be effective.

     Colombian law permits the Colombian Central Bank to impose foreign exchange controls over foreign investment and the proceeds thereof if the foreign currency reserves of the Colombian Central Bank fall below a level equal to the value of three months of imports of goods and services into Colombia. An intervention that precludes us from possessing, utilizing or expatriating dollars would impair our ability to make payments on the notes. The Colombian Central Bank reported net international reserves of US$14.9 billion at December 31, 2005, representing coverage of approximately eight months of imports of goods and services as of such date.

Regulatory changes in Colombia may adversely affect Chivor’s operating results.

     AES Gener S.A. purchased Chivor in December 1996 as part of the Colombian government’s privatization process. Since our purchase of this company, there have been several regulatory changes in the wholesale energy market as well as significant modifications of the regulations governing the energy industry, including changes in the methodology for the determination of capacity charge payments paid to generation companies. The capacity charge established pursuant to Resolution 116 of 1996 was valid until November 2006. The Colombian Comisión Regulatoria de Energía y Gas, Energy and Gas Regulatory Commission, or CREG, issued a capacity charge proposal in December 2005 for evaluation by market participants. Chivor, in association with other generation companies and the Association of Colombian Electricity Generators, participated in the review process by evaluating the proposal under distinct hydrological simulations and analyzing critical hydrological scenarios and simulation models in order to present a counterproposal. In December 2006, the CREG issued a new capacity charge resolution, changing the concept from a capacity charge to a reliability charge. The new methodology is to be implemented in two stages, a transition period from December 2006 to November 2009 and the future on-going period in which price and quantity will be determined in an auction process. We cannot assure you that any resulting regulatory change will not have an adverse impact on our business. See “Item 4. Regulation of Electricity Generation in Chile, Colombia, Argentina and the Dominican Republic— Colombia”.

Any additional taxes resulting from changes to tax regulations or the interpretation thereof in Colombia could negatively impact Chivor’s financial condition.

     Colombian national authorities have levied new taxes in recent years. For example, Law 788 of 2002, which became effective in January 2003, provided for a 10.0% increase, from 35.0% to 38.5%, in the corporate tax rate for the 2003 fiscal year. Law 863 of 2003 then provided that the 10.0% increase (35.0% to 38.5%) remain in effect until 2006. The latest fiscal reform, Law 1,111 of 2007, decreased income tax to 34% for 2007 and 33% for 2008 and forward. It also increased equity tax from 0.3% to 1.2% for the period from 2007 to 2010. We cannot assure you that additional taxes affecting us will not be implemented, thereby negatively affecting our financial condition.

     Additionally, both Colombian national and local tax collection authorities have varying interpretations of tax regulations that may differ from those held by private companies. We cannot assure you that other tax authorities, both local and national, will interpret and construe tax laws and regulations in the same way that we do. Differing interpretations may result in future tax litigation and associated costs. See “—The outcome of Chivor’s existing tax litigation with the two municipalities may negatively affect its financial condition” below.

The outcome of Chivor’s existing tax litigation with the two municipalities may negatively affect its financial condition.

     Chivor is subject to an industry and commerce tax that must be paid to the nine municipalities located in the vicinity of its reservoir. In March 2004, the government of one such municipality, Almeida, rejected an appeal made by Chivor with respect to the payment of a Col$16,690 million (approximately US$7 million) fine for alleged noncompliance in filing Industry and Commerce tax (“ICA”) returns for the period from 1998 through 2002. The municipality of Almeida has initiated five separate proceedings, one for each year. Currently, Chivor has no further administrative recourse with respect to these claims.

     Consequently, it filed annulment and right restitution lawsuits against these proceedings before the Boyacá Administrative Court on April 1, 2004. As of December 31, 2005, three lawsuits had been admitted by the court, which prohibits the municipality from seeking further redress unless and until a definitive adverse court decision is reached. A definitive decision by the Boyacá Administrative Court may not be issued for four to six years and an appeal of that decision may take an additional one to two years.

     Should the Almeida municipality’s position prevail, Chivor would be forced to pay the above-mentioned Col$16,690 million fine, and the municipality would then be able to pursue the company for tax due plus interest for the same period. To secure payment, the municipality may attach assets worth twice the owed amounts plus interest. Such an unfavorable ruling would negatively affect our financial condition. In addition, an adverse ruling in such a case could set a precedent based on which other neighboring municipalities could also pursue Chivor for alleged past taxes due.

Additionally, in February 2004, the municipality of Santa María requested that Chivor modify its ICA returns related to years 2001 and 2002. Although Chivor contested the request within the procedural timeframe and the municipality’s opportunity to issue additional requests expired in April 2005, on May 25, 2005, the municipality again requested that Chivor modify its ICA returns for years 2001 and 2002. As of December 31, 2006, the potential contingency related to this claim was approximately US$1.8 million. We cannot assure you that favorable rulings will be issued in either case.

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

     The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation. To address these pressures, the Argentinean government has implemented various plans and utilized a number of exchange rate systems. In January and February 2002, the Argentinean government adopted many new economic measures as a result of the continuing political, social and economic crisis. These economic measures included the abandonment of the country’s fixed dollar-to-peso exchange rate, the conversion of U.S. dollar-denominated loans into pesos and the placement of restrictions on the convertibility of the Argentinean peso.

     In 2004, the consumer price index increased by 6.1% and the wholesale price index rose by 6.4% in the same period. In the year ended December 31, 2005, Argentina faced higher levels of inflation with increases of 12.3% and 10.6% in the consumer price index and wholesale price index, respectively. In both 2004 and 2005, Argentina’s gross domestic product grew, registering an increase of 8.5% and 9.2%, in 2004 and 2005, respectively.

     Overall, the series of measures applied by the Argentine government has severely affected the financial system’s stability and has had a materially negative impact on its reputation. The current Argentine government which took office in May 2003 has maintained a strict monetary policy that has helped control inflation, keep domestic interest rates low and preserve the value of the Argentine peso. In addition, increased fiscal revenues collected in 2004 and 2005 have helped generate a primary fiscal surplus which reached 4.4% of GDP by year-end. Additionally, an exchange offer for Argentina’s $81 billion defaulted debt was completed in May 2005, with 76 percent of bondholders accepting the restructuring proposal. However, the timing and scope of economic measures to be enacted by the Argentine government, including expropriations, higher taxes and exchange control measures that may require TermoAndes to sell electricity in Argentina, are unpredictable and may adversely affect our Argentinean operations and our results of operations.

Our business may be affected by restrictions, interruptions or increased costs of TermoAndes’ natural gas supply.

     In 2004, the Argentine government implemented restrictions for natural gas exporters in Argentina’s Northern Basin which were applied to restrict TermoAndes’ gas supplies, even though TermoAndes’ plant is located and consumes gas in Argentina. As a result, at certain periods in 2004, TermoAndes’ traditional gas supplies were reduced, causing occasional reductions in electricity generation. TermoAndes partially covered this deficit through short-term contracts and spot purchases, although at times during 2004 it was forced to reduce its level of production. In 2005 and 2006, TermoAndes’ production was not affected by gas restrictions. The future impact of the resolutions passed by the Argentine government and any additional measures implemented on electric generation companies supplying the Chilean market, including TermoAndes, is uncertain. Any additional interruptions and/or reductions in the supply and transportation of natural gas in Argentina could negatively affect the operations of TermoAndes. See “—Risk Factors Related to Our Chilean Operations” and “Item 5. Operating and Financial Review and Prospects—Trend Information”.

Risk Factors Related to Our Dominican Republic Operations

Deterioration in the financial conditions which affect the economy and electric sector in the Dominican Republic could adversely affect our Dominican operations.

     In 2003, the Dominican economy experienced declining economic growth and increasing devaluation and inflation as a consequence of a series of factors including the government’s macroeconomic policies, a growing private sector tax burden and increasing international fuel prices. The electric sector also experienced significant problems associated with this general economic downturn, such as tariff erosion, elevated energy losses, collection problems and insufficient service quality. In the second half of 2004, the economy began to recover, primarily as a result of the strict monetary and fiscal policies applied by the new president from the Dominican Liberation Party, the party responsible for the privatization of the electric sector in the Dominican Republic during the period 1996-2000, who took office in August 2004. In real terms, GDP grew by 2.0% in 2004 and by 9.3% in 2005, which contrasts with the decline in GDP of -1.9% in 2003. Additionally, in 2004 and 2005, there were reductions in the rate of inflation and interest rates. In 2005, as a result of the recovery measures implemented by the government, collections with distribution companies improved to almost 100%. Additionally, a non-technical operating loss improvement program was initiated which is expected to lead to significant savings in the coming years. If measures enacted by the government fail to revive the electricity sector in the Dominican Republic, our Dominican Republic operations and our results of operations may be adversely affected.

Item 4. Information on the Company

A. History and Development of the Company

     AES Gener S.A. is a sociedad anónima abierta, or an open stock corporation, organized under the laws of Chile by means of an escritura pública, or a public deed, dated June 19, 1981. Our by-laws were approved by the SVS by Resolution No. 410-S dated July 17, 1981, published in the Official Gazette No. 31,023 on July 23, 1981, and recorded on Page 13,107, No. 7,274 of Santiago’s Registry of Commerce in 1981. We changed our name from Chilgener S.A. to Gener S.A. on March 27, 1998 and to AES Gener S.A. on September 4, 2001.

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

     Our registered address is Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago, Chile, and our telephone number is (562) 686-8900.

     We are the largest thermal generator and the second largest electricity generation company in Chile based on our operating revenue and generating capacity. As of December 31, 2005, we and our 50% owned equity-method investee, Guacolda, accounted for approximately 18% of the installed capacity in the SIC, while in the SING, through our subsidiaries Norgener and TermoAndes, we accounted for approximately 26% of the installed capacity. During 2005, we also engaged, directly or through subsidiaries and equity-method investees, in electricity generation in Colombia and the Dominican Republic and natural gas transportation in Chile and Argentina.

     As of December 31, 2005, our consolidated total assets were Ch$1,433,641 million (approximately US$2,797 million). In 2005, we reported consolidated operating income of Ch$112,301 million (approximately US$219.1 million) and consolidated net income of Ch$43,039 million (approximately US$84.0 million).

     For additional information about our revenues and sales, see “Item 3. Key Information—Selected Financial Data” and “Item 5. Operating and Financial Review and Prospects”.

Our Acquisition by The AES Corporation

     On November 3, 2000, The AES Corporation, through its subsidiary Inversiones Cachagua Limitada, or Cachagua, announced a tender offer for cash for 61.57% of our outstanding shares in Chile, as well as an exchange tender offer of all of our American Depositary Shares, or ADSs, for The AES Corporation’s shares. The purchase price for the offer was US$16.50 per ADS, or its equivalent in Chilean pesos per common share.

     On November 28, 2000, The AES Corporation entered into an agreement with Total Fina Elf S.A., or Total, pursuant to which The AES Corporation agreed to cause us to sell to Total all of our Argentinean assets and certain other interests for a total of US$657.5 million, if The AES Corporation succeeded in its tender offer.

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

     On April 25, 2006, Cachagua sold 485,000,000 shares of our common stock in a public offering in the Santiago Stock Exchange held at a sale price of Ch$130.5/share. As a result of this transaction, The AES Corporation’s ownership participation in AES Gener through Cachagua decreased to 91.19% . The remaining 8.81% of AES Gener is owned by investors which include local pension funds (AFPs), other international and local institutional investors and smaller private investors.

Capital Investments

     In 2004, capital expenditures included maintenance-related costs for our Ventanas and Nueva Renca plants in Chile and parts and general maintenance at our Chivor hydroelectric facility in Colombia. The significant increase in capital expenditures between 2004 and 2005 is a result of the new 125 MW Los Vientos back-up turbine plant which was constructed in 2005 and 2006 in Chile’s Region V. This project was initiated in 2005. During 2005, the capital expenditures associated with this project totaled US$28 million. The remaining US$27 million is principally related to the continuation of TermoAndes’ scheduled maintenance plan and other general maintenance activities. Our budget projections include capital expenditures of US$48 million in 2006 and US$25 million in 2007, exclusive of expansion projects. The amount for 2006 includes the final expenditures related to the Los Vientos turbine facility.

     We believe that energy demand in Chile will continue to grow in excess of 5% per year and our expansion strategy is based on this expected demand growth. Notwithstanding the recent Argentinean gas supply export curtailments affecting Chile, discussed in “Item 3. Key Information —Risk Factors—Risk Factors Related to Our Chilean Operations” and “Item 5. Operating and Financial Review and Prospects—Trend Information”, our long-term view is that efficient thermal capacity additions will be an important part of the solution to Chile’s growing energy needs. Accordingly, we plan to take advantage of the expertise we have acquired as the largest thermoelectric and most diversified energy producer in Chile to develop new generation projects in the future, utilizing our experience in developing and operating both thermoelectric and hydroelectric power plants.

     We are currently evaluating a wide variety of growth alternatives in the SIC. Because of the robust electricity demand growth in the SIC, we believe that the feasible alternatives for the next power plant installed in this system are relatively limited due to the short time period in which the capacity would need to be brought online to meet this demand. We are therefore actively reviewing projects that could be developed in the shortest period of time. In the long-term, we believe that all existing cost-efficient technologies such as gas, coal and hydro are viable in our competitive market. We will continue to evaluate projects of diverse technologies to meet demand and capitalize on our expertise, including those technologies that may be developed in response to the Argentinean gas crisis. Our current project portfolio in the SIC includes a 250 MW coal plant and a 500 MW hydroelectric plant.

Our maintenance capital expenditures that are currently in progress will be financed with our operating cash flow, while external financing as well as operating cash flow will be utilized for future capacity expansions, including those mentioned above.

Divestitures

     With regard to divestitures, no significant asset sales were made in 2003 or 2005. In 2004, we sold Carbones del César, a coal mine located in Colombia, for US$5 million, and recorded a net gain of US$2.1 million due to the carrying value of this asset. Additionally, in September 2004, we transferred the Nacimiento plant, previously owned by Energía Verde, to one of our customers, Empresas CMPC S.A., in exchange for a payment of US$16.7 million. We recorded a net gain of US$5.6 million as a result of this sale.

B. Business Overview

Electricity Generation

     Chile

     AES Gener and Guacolda provide electricity to the largest interconnected system in Chile, the SIC, which serves central Chile from Rada Paposo in the north (Chile’s Second Region) to Isla Grande de Chiloé in the south (Chile’s Tenth Region). More than 90% of the country’s population lives in this region, which includes the densely populated Santiago Metropolitan Region. We also provide electricity to the SING, the interconnected system that serves the northern part of the country from Tarapacá (Chile’s First Region) to Antofagasta (Chile’s Second Region). Mining industry consumption prevails over residential consumption in this region, and thermoelectric facilities accounted for 99.6% of the region’s nominal generation capacity in 2005. The following table provides further information about the two major electric systems operating in Chile:

Major Electric Systems in Chile

		SIC		SING

		2004	2005	2004	2005

Nominal Capacity (MW)		7,867	8,253	3,596	3,596

Thermoelectric	Coal steam	838	838	1,206	1,206
	Oil	307	408	266	266
	Gas	1,882	2,181	2,112	2,112
	Other	146	138	—	—
Hydroelectric	Run-of-the-river	1,302	1,295	13	13
	Reservoir	3,393	3,393	—	—

Max. Demand (MW)		5,431	5,764	1,645	1,635

Gross Generation (GWh)		36,273	37,965	12,330	12,657

Thermoelectric	Coal steam	4,285	3,900	4,600	4,550
	Oil	592	533	77	16
	Gas	9,927	7,579	7,588	8,031
	Other	647	516	—
Hydroelectric	Run-of-the-river	7,104	7,492	66	60
	Reservoir	13,719	17,944	—

Energy Sales (GWh)		34,602	35,895	11,240	11,560

	Regulated	23,515	25,015	1,075	1,159
	Non-regulated	11,088	10,879	10,164	10,401
________________________________________

Source: CDEC-SIC, CDEC-SING

     Demand for electrical energy in Chile’s two major power grids grew in 2005 by 5.3% in the SIC and 2.8% in the SING. In comparison, Chile’s gross domestic product increased by an estimated 6.6% in real terms in 2005 which is higher than the growth of 6.0% experienced in 2004.

     Our generation capacity in the SIC comprises hydroelectric, combined-cycle, coal, peaking diesel and biomass facilities, and, accordingly, our plants are well distributed across the dispatch curve. This distribution allows us to operate our facilities competitively in a variety of hydrological and pricing conditions, and to effectively manage our contractual obligations with limited exposure to the spot market.

AES Gener and Guacolda had 1,789 MW of nominal capacity in Chile as of December 31, 2005, which consisted of:

  1,518 MW of primarily thermoelectric capacity, comprising 974 MW of coal-fired capacity, 379 MW of combined-cycle capacity, 21 MW of forestry waste cogeneration capacity (3.8 MW of which produces steam and not electricity) and 144 MW of gas/oil turbine-fired capacity; and

  271 MW of run-of-the-river hydroelectric capacity.

     Additionally, AES Gener has 642.8 MW of nominal capacity at its TermoAndes facility, a combined-cycle natural gas-fired plant located in the province of Salta, Argentina, which is connected by a 345 kV transmission line to the SING. This plant began commercial operations on April 13, 2000.

     In order to take advantage of expected growth in electricity demand, we plan to increase our generation capacity in the SIC through the construction of new facilities. See “—History and Development of the Company—Capital Investments” for further details.

Colombia

     We began operations in Colombia in December 1996 when we purchased the Chivor hydroelectric power plant pursuant to a Colombian government plan to privatize power generation assets. Chivor is the fourth largest power generator in Colombia and owns the third largest Colombian hydroelectric facility in terms of installed capacity. The Chivor facility has 1,000 MW of installed generating capacity, representing approximately 7.5% of the country’s total capacity at the end of 2005, and is located approximately 160 km east of Bogotá on the Batá River. The facility consists of a powerhouse with eight 125 MW generating units, a reservoir and two tunnels. One sub-facility, with 500 MW installed capacity, initiated operations in 1977, while a second sub-facility was operational by 1982.

     The Colombian electricity sector currently comprises 58 electricity generation companies, 11 national transmission companies, 31 local and regional distribution companies and 99 licensed electricity traders. As of December 31, 2005, Colombia’s Sistema Interconectado Nacional Colombiano, the National Interconnected System, or the SIN, had a total installed capacity of approximately 13,348 MW, of which approximately 67% was hydroelectric power and 33% was thermal power. Energy consumption in Colombia grew 150% from 19,553 GWh in 1980 to 48,829 GWh in 2005. Maximum registered demand, or peak demand, for electric energy was 8,639 MW as of December 31, 2005.

The following table shows energy demand growth for the periods indicated:

	2001	2002	2003	2004	2005

Energy Demand (GWh)	43,215	44,499	45,768	47,017	48,829
Energy growth (%)	2.57	2.97	2.85	2.45	4.14

Argentina

     Our electricity investments in Argentina consist of the TermoAndes generation plant in the province of Salta and the InterAndes transmission line, which delivers electricity produced by TermoAndes to the SING. The Argentinean portion of the transmission line is currently owned by InterAndes, our wholly owned Argentinean subsidiary. The Chilean portion of the line is directly owned by AES Gener S.A.

The Dominican Republic

     On May 13, 1999, a consortium composed of AES Gener and an affiliate of Coastal Corporation of the United States (Coastal) was the successful bidder for a 50% interest in Itabo, a company formed as part of the Dominican Republic’s program to privatize its electricity sector. In January 2001, the Federal Trade Commission approved the merger of El Paso Energy International (El Paso) and Coastal. In May 2006, The AES Corporation purchased El Paso’s interest in Itabo. As a result, the current ownership of Itabo comprises AES Gener with a 25.01% interest, The AES Corporation with 24.99%, the Dominican Republic government with 49.97% and employees of the former state-owned company owning the remaining 0.03% .

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

Principal Market Revenues

     Our principal market is the electricity generation market in Chile, which in 2003, 2004 and 2005 accounted for 70%, 72% and 73% of our operating revenues, respectively. Although our TermoAndes facility is located in Argentina, the electricity generated by this plant is sold in the SING in Chile and, therefore, is registered in the Chilean market and considered to be a part of our Chilean operations. In addition, the revenue contribution made by our Colombian subsidiary Chivor accounted for 22%, 19% and 20% of our operating revenues in 2003, 2004 and 2005, respectively. Our non-electric, or other business operations, primarily fuel sales, represented 8%, 9% and 7% of our operating revenues in 2003, 2004 and 2005, respectively. The table below details the revenue contribution by market segment in 2003, 2004 and 2005 in constant pesos of December 31, 2005 purchasing power.

Operating revenues in Million Ch$

Market	2003	2004	2005

Chile	301,173	328,893	367,189
Electricity	269,655	293,053	336,282
Other	31,518	35,840	30,906
Colombia	83,587	75,989	93,393
Electricity	83,534	75,937	93,339
Other	53	52	54

Total	384,760	404,882	460,582

Seasonal Business Variations

     Our operating income is less affected by seasonal demand variations resulting from pronounced changes in temperature than the operating income of electricity generation companies in the United States. For example, in the SING, there are no significant seasonal cycles that affect the supply or demand of electricity. Nevertheless, the demand in the SIC is subject to seasonal variations due to higher consumption of electricity during the winter from May to August, by residential consumers in general. Approximately 44% of our operating revenue in 2005 was generated in the SIC, and approximately 70% of the consumption in the SIC is classified as residential. Residential customers are characterized by having a low-load factor and a continuous growth curve. Load factor is the consumption ratio with respect to nominal capacity. Consumption of electricity by industrial customers in the SIC presents little seasonal variation, and growth in this customer class depends principally on the development of new industrial projects.

     The impact of seasonal variations is more significant with regard to supply in the SIC, given that approximately 57% of the SIC’s nominal capacity comes from hydroelectric plants that depend on inflow from rainfall, melting snow or both. Hydroelectric plants that depend on rainfall inflow generate more electricity in winter months, while those plants that depend on snow melt-off generate at higher levels in the spring and early summer, usually between September and January, as a result of warmer temperatures melting the snow that accumulated in the mountains throughout the winter. The rest of the SIC’s power plants, namely thermoelectric facilities fueled by natural gas, coal and diesel oil, experience higher or lower levels of generation based on the seasonal operation of the hydroelectric facilities, as well as the particular hydrological conditions in any given year.

     In Colombia, the impact of hydro inflow variations is also significant with regard to supply in the SIN, given that approximately 67% of the SIN’s nominal capacity comes from hydroelectric plants that are dependent on rainfall. Colombia has an equatorial climate and does not have dramatic seasonal changes except those caused by E1 Niño and La Niña. The El Niño weather phenomenon has drastic effects on the country’s Andean region, causing low rainfall levels during its occurrence. When the “El Niño” weather phenomenon is present, dry conditions are more pronounced because water inflows decrease and spot market prices significantly increase. By contrast, the La Niña phenomenon, which usually follows El Niño, normally causes higher rainfall levels in the Andean region. However, the hydrology in Chivor’s region typically remains normal during La Niña.

Fuel Supply

     Approximately 88% of our capacity used to supply the SIC and SING markets in Chile, including our participation in equity-method investees, is thermoelectric capacity that is fueled by natural gas, coal and diesel oil or other kinds of petroleum derivatives. Additionally, coal is purchased internationally as the primary fuel for several of our equity-method investees’ plants. During 2005, we were the largest coal importer in Chile, which position enables us to negotiate attractive prices and directly arrange coal transportation and delivery. We have taken advantage of our position in the Chilean coal market by selling coal to third parties. AES Gener purchased its coal requirements from producers in Colombia (40%), Indonesia (22%), New Zealand (17%), Canada (17%) and the United States (4%). Our peaking plants, plants which are typically only dispatched in order to meet system demand during high consumption periods, utilize petroleum-based fuels such as diesel oil. Itabo, our 25% equity-method investment located in the Dominican Republic, also purchases fossil fuels, which include coal and petcoke, fuel oil No. 6 and fuel oil No. 2, from international suppliers.

     Significant variations in the market prices for these fuels could lead to higher operating costs that could adversely affect our operations in the short-term. However, all of these fuels are purchased under market conditions similar to those that affect our competitors, and under the marginal cost regulatory framework that is in effect in the SIC and the SING, permanent variations should eventually be incorporated into the price of electricity. The international price of the coal consumed by our power plants decreased during the first three quarters of 2005, reaching a low in November 2005. Prices again increased in the last two months of 2005, registering an increase of 45% between November and December. Additionally, the price of diesel oil, the fuel used for our peaking turbines and the alternative fuel for our combined cycle plants, increased significantly in 2005, in accordance with the international increase in the price of oil, and we expect further price increases in the next 12 months.

     Argentinean natural gas is purchased under long-term market-based contracts for Eléctrica Santiago and TermoAndes’ combined-cycle units. As discussed above, the temporary suspension of supplies to Eléctrica Santiago’s plant in 2004 and 2005 resulted in occasional reductions in our electric generation, as well as generation with diesel oil as a substitute for natural gas at certain times since 2004, increasing its cost of production. Additionally, TermoAndes was also forced to generate with substitute gas supplies which increased its fuel costs. See “Item 3. Risk Factors—Risk Factors Related to Our Chilean Operations” and “—Risk Factors Related to Our Argentinean Operations” and “Item 5. Operating and Financial Review and Prospects—Trend Information” for additional information.

Electricity Generation in Chile

     Our core business is our operation in the Chilean electricity generation industry. AES Gener and Guacolda, our 50% owned equity-method investee, own and operate 17 generation facilities in Chile, with an aggregate nominal capacity of 1,789 MW, which, as of December 31, 2005, consisted of:

  1,518 MW of primarily thermoelectric capacity, comprising 974 MW of coal-fired capacity, 379 MW of combined-cycle capacity, 21 MW of forestry waste cogeneration capacity (3.8 MW of which produces steam and not electricity) and 144 MW of gas/oil turbine-fired capacity; and

  271 MW of run-of-the-river hydroelectric capacity.

     AES Gener and Guacolda’s aggregate electricity production, including TermoAndes’ production that is sold in the SING, was 9,701 GWh in 2004 and 9,853 GWh in 2005. In both periods, our production represented around 20% of all electricity produced in Chile.

Our Sales Strategy in Chile

     The Company’s commercial policy seeks to maximize its electricity business, managing risk in accordance with the existing the market and industry conditions. As a result, the following factors, among others, are evaluated: the level of contractual sales, the proportion of unregulated and regulated customers that compose AES Gener’s customer portfolio and the terms of the contracts. AES Gener estimates demand growth and projects the levels of regulated (node) prices and marginal costs within the system. Based on this information, the Company determines the level of contractual sales which will allow it to stabilize cash flow, supply other companies with generation deficits during droughts and purchase power on the spot market when the marginal cost is lower than its own cost of production. The Company’s position as the principal thermoelectric generation company in Chile, with thermoelectric capacity accounting for approximately 87% of its installed capacity in the year ended December 31, 2005, including our TermoAndes plant, provides it with a high level of supply reliability, independent of variable hydrological conditions.

     Regulated Sales in the SIC. Our largest regulated customers in Chile are two distribution companies operating in the SIC, Chilectra S.A., or Chilectra, and Chilquinta Energía S.A., or Chilquinta. In 2005, Chilectra accounted for 40% of our total energy sales in Chile (including sales made by AES Gener S.A., Eléctrica Santiago, Energía Verde and Norgener in the SIC and the SING) and 28% of our consolidated operating revenue. In 2005, Chilquinta accounted for 18% of our total energy sales in Chile and 16% of our consolidated operating revenue.

     During 2005, we supplied Chilectra with an estimated 567 MW of capacity and 4,162 GWh of energy. Pursuant to a contract entered into between Chilectra and us on January 31, 1996, we have agreed to supply Chilectra’s demand until 2010. We also supplied Chilquinta with an estimated 275 MW of capacity and 1,697 GWh of energy. We entered into our current capacity and energy contract with Chilquinta in January 1986. The contract was originally for a five-year term but was renewed in July 1990, May 1994 and in September 1998, for an additional term expiring on April 30, 2010. Under the terms of the contract, Chilquinta is required to pay for the capacity or energy that it actually uses. In addition to these regulated contracts, during 2005, AES Gener supplied Río Maipo with an estimated 3 MW of capacity and 27 GWh of energy. We entered into our current contract with Río Maipo in January 1991, which expired in March 2006.

     During 2005, we also supplied certain distribution companies in the SIC without contracts with 322 GWh of energy. Although we have not entered into supply agreements with these companies, pursuant to Resolution No. 88, AES Gener and all other electricity generators in the SIC are required to provide power to distribution companies in the SIC if such companies are unable to freely contract for adequate power to meet their customers’ needs. We supplied electricity to these distribution companies in 2005 pursuant to this requirement.

     Our equity-method investee, Guacolda, has a contract with Empresa Eléctrica de Coquimbo S.A., or EMEC, a distribution company in Chile’s Fourth Region, which is located north of the Santiago Metropolitan Region. During 2005, Guacolda sold 916 GWh to a distribution company, Compañía Nacional de Fuerza Eléctrica S.A., representing approximately 42% of Guacolda’s total sales. The Fourth Region is becoming an increasingly important source of electricity demand in the SIC resulting from growth in the Chilean tourism industry. This contract expires in October 2015.

     Unregulated Sales in the SIC and the SING. Prices of sales to unregulated customers (principally large industrial companies and other generation companies) are negotiated directly between the parties. We continue to focus on sales to diverse customers in order to stabilize revenues. Unregulated customers are generally stable customers that require large volumes of electricity with low seasonal variation in demand.

     In the SIC, AES Gener S.A. sells electricity under a contract with Cemento Polpaico S.A., a cement company which consumed 171 GWh in 2005. This contract was scheduled to expire in April 2004 but was renewed and now will expire in March 2010. In August 1994, AES Gener S.A. signed a ten-year contract with Compañía Minera Disputada de Las Condes S.A., or Disputada, a copper mining company, which contract was transferred to our 90% owned subsidiary Eléctrica Santiago in January 2003 and expired in March 2005. In 2005, total energy sales to Disputada amounted to 62 GWh. Eléctrica Santiago also sold 300 GWh to an unregulated customer, Empresa Nacional de Minería-Ventanas (ENAMI) in 2005 and this contract expired in December 2005. Guacolda also has several contracts with unregulated customers, including a long-term contract expiring in 2012 with the mining company Candelaria, to which it supplied 632 GWh during 2004. In 2005, our total unregulated sales in the SIC together with sales made by Guacolda, not including spot sales, totaled 2,139 GWh.

     In the SING, we entered into supply contracts during 1996 with two mining companies, Compañía Minera Zaldívar S.A., or Zaldívar, and Compañía Minera Lomas Bayas S.A., or Lomas Bayas, for a total of 110 MW of capacity, both of which terminate in June 2008. Total consumption under the two contracts totaled 672 GWh during 2005. In 1993 and 1994, Norgener entered into two supply contracts for up to 172 MW of capacity with Escondida, which operates one of the largest copper mines in the world and is our largest customer in the SING. In February 2004, Norgener and Escondida agreed to modify the agreements as a result of a settlement reached in an arbitration proceeding. Under the terms of the settlement, the pricing provisions were modified, the current contracts were extended until 2015 and a new contract was executed beginning in 2004 and expiring in 2015. In 2005, we supplied an estimated 1,360 GWh to Escondida, which represented 93% of Norgener’s total energy sales and 13% of our total energy sales in Chile. Norgener also has two long-term contracts with SQM Nitratos and SQM Salar, which expire in 2013 and 2017, respectively. Under the terms of these contracts, SQM Nitratos may purchase up to 10 MVA of capacity and SQM Salar may purchase up to 18 MVA. During 2005, Norgener supplied an estimated total of 104 GWh to these companies.

     Spot Sales to and Purchases from Other Generators. In the SIC, we become a spot purchaser of electricity from other generation companies during relatively wet years that result in high hydro conditions and lower marginal costs. Our spot purchases of electricity decline in periods of low hydro conditions. Our spot market purchases, including purchases made by Eléctrica Santiago, increased from 1,860 GWh in 2004 to 2,571 GWh in 2005 principally as a result an increase in hydroelectric generation in the system due to heavy rainfall in the second half of the year and to natural gas curtailments which reduced generation from Eléctrica Santiago’s combined-cycle plant.

     During 2005, our spot market sales in the SING increased from 683 GWh in 2004 to 882 GWh in 2005. The increase in spot market sales is a result of higher dispatch by both TermoAndes and Norgener, as well as an increase in demand. It should be noted that coal plants, including Norgener, experienced higher levels of production due to the natural gas curtailments which affected natural gas-fired combined cycle plants located in Chile.

Chile’s Planned Electricity Generating Plant Expansion

     The Chilean Comisión Nacional de Energía, or the National Energy Commission, or CNE, periodically prepares projections of electricity supply and demand in the SIC and the SING. In addition, the CNE prepares a ten-year indicative plan for the construction of new energy projects, both generation and transmission, designed to minimize the cost to supply the electricity required to meet projected demand in the SIC and the SING. The CNE receives information about plants and transmission facilities under construction from generation and transmission companies, which it includes in its indicative plan. The CNE cannot prevent a generation company from building a new plant that is not included in the indicative plan or from completing construction of a new plant ahead of schedule. If the aggregate capacity of all projects submitted to the CNE is insufficient to meet the CNE’s projected electricity demand, the CNE will include the construction of plants that have not been proposed by any generation company in its plan.

     The following table shows the anticipated schedule for the construction of new generating plants in Chile for 2007-2016, based on the CNE’s ten-year indicative plan for the SIC, which was issued in October 2006.

SIC Plant Expansion Schedule

SIC Plant Expansion Schedule
Expected
Commercial		Estimated
Operation	Facility	Capacity (MW)

April 2007	Quilleco Hydroelectric Plant	70.0
April 2007	San IsidroI I LNG Open-Cycle	240.0
June 2007	Chiburgo Hydroelectric Plant	19.4
September 2007	Canela Eolic Plant	9.9
October 2007	Hornitos Hydroelectric Plant	55.0
December 2007	Palmucho Hydroelectric Plant	32.0
March 2008	San Isidro II LNG Combined-Cycle (fueled with diesel)	313.0
June 2008	San Isidro II LNG Combined-Cycle (fueled with LNG)	358.0
June 2008	San Isidro II LNG Combined-Cycle (supplementary firing)	377.0
October 2008	La Higuera Hydroelectric Plant	155.0
October 2008	Concepción I Eolic Plant	20.0
January 2009	Taltal LNG Combined-Cycle	360.0
April 2008	Quintero I LNG Open-Cycle	240.0
May 2009	Region VII Forestry Waste Plant	17.0
August 2009	Region VIII Forestry Waste Plant	25.0
October 2009	Maitencillo I Coal Plant	200.0
October 2009	Concepción II Eolic Plant	20.0

October 2009	Quintero I LNG Combined-Cycle	350.0
January 2010	Quintero I LNG Combined-Cycle (supplementary firing)	385.0
January 2010	Confluencia Hydroelectric Plant	145.0
April 2010	Region V Coal Plant I	250.0
October 2010	Coronel I Coal Plant	250.0
April 2011	1° Stage Calabozo Geothermal Plant	40.0
April 2011	1° Stage Chillan Geothermal Plant	25.0
June 2011	Pan de Azúcar I Coal Plant	250.0
October 2011	Quintero II LNG Combined-Cycle	350.0
October 2011	Quintero II LNG Combined-Cycle (supplementary firing)	385.0
October 2012	Pan de Azúcar II Coal Plant	250.0
October 2012	Neltume Hydroelectric Plant	403.0
April 2013	2° Stage Calabozo Geothermal Plant	40.0
April 2013	2° Stage Chillan Geothermal Plant	25.0
June 2013	Puerto Montt I Coal Plant	250.0
June 2014	Los Vilos I Coal Plant	250.0
June 2014	Coronel II Coal Plant	250.0
April 2015	3° Stage Calabozo Geothermal Plant	40.0
April 2015	3° Stage Chillan Geothermal Plant	25.0
June 2015	Region VI Coal Plant II	250.0
October 2015	Region VII LNG Plant	350.0
October 2015	Region VII LNG Plant (supplementary firing)	385.0
October 2016	Quintero III LNG Combined-Cycle	350.0
October 2016	Quintero III LNG Combined-Cycle (supplementary firing)	385.0
________________________________________

Source: Chilean National Energy Commission, October 2006

     During 2005, installed capacity in the SIC increased by 386 MW, increasing nominal capacity available in the SIC by 5% when compared to 2004. As discussed above, we are actively evaluating coal-fired thermoelectric and hydroelectric projects and plan to increase our generation capacity in the SIC. See “Capital Investments” for further details. The construction of these projects may be affected by changes in demand for electricity in Chile and the construction plans of other generating companies.

Electricity Generation in Colombia

     Chivor’s main facilities consists of a powerhouse with eight 125 MW generating units, a reservoir and two tunnels. The eight generating units are distributed among two sub-facilities, known as “Chivor I” and “Chivor II”, with four generating units each, which sub-facilities may each function on a stand-alone basis as a separate power plant. A maximum capacity of 591 million cubic meters of water is available for energy generation in the reservoir, an amount that corresponds to approximately 1,108 GWh. Our other fixed assets include spillways, two river diversion structures, surge tanks, certain equipment, land and buildings. Chivor I has been operating since 1977 and Chivor II began operations in 1982. The plant’s availability averaged 92.5% during the 1997-2005 period. Forced non-availability, which is interruption for unscheduled maintenance or repair, averaged 0.61% during the 1997-2005 period. The following table provides information regarding Chivor’s electricity generation, sales and purchases during the last five years:

	Year ended December 31,

	2001	2002	2003	2004	2005

Total water inflow, expressed in GWh equivalent	4,319	5,014	5,033	5,766	4,612
Total energy sales (GWh) (1)	4,960	6,688	6,349	5,944	6,350
Registered energy generations (GWh)	3,401	4,421	3,818	4,231	4,185

Total energy purchases (GWh)	1,594	2,309	2,502	1,642	2,134

________________________________________
(1)	The amount of GWh sold is slightly higher than the sum of GWh produced and purchased by us. This may be due to AGC sales or transmission losses caused by restrictions in the system.

     Chivor currently derives substantially all of its revenues from the wholesale energy market through energy supply agreement sales, spot market sales, capacity charge payments and ancillary services. The company contracts a significant portion of its generation primarily to distribution companies through energy supply agreements with one to two year terms and seeks to sell its remaining generation in the spot market. Capacity charge payments are certain fixed payments that generators are entitled to receive from the SIN as remuneration for the firm capacity allocated to us by the governmental entity that regulates the energy and gas industries in Colombia, the CREG. These monthly payments are linked to the U.S.

dollar. Our compliance with certain technical criteria also enables us to sell ancillary services, such as automatic generation control (“AGC”) services.

Electricity Generation in Argentina

     Our electricity investments in Argentina consist of the TermoAndes generation plant in the province of Salta, a 642.7 MW natural gas-fired facility, and the InterAndes transmission line, a 345 kV transmission line which extends 280 km from the TermoAndes plant in Argentina to the Chilean border. The Argentinean portion of the transmission line is owned by InterAndes, our wholly owned Argentinean subsidiary, and the Chilean portion of the line is directly owned by AES Gener.

     While this project was primarily designed to supply electricity to the SING, the construction of two unaffiliated natural gas pipelines that connect northern Argentina with northern Chile and their related new generation plants led to an oversupply of electricity in the system. In addition, in 2000 and 2001, we invested US$15 million in additional infrastructure to permit the sale of excess capacity into the Argentinean system. In August 2002, Argentina’s electric regulatory agency, ENRE, authorized TermoAndes to connect 203 MW (approximately 32% of its nominal capacity) to the national grid. However, no further investments were made and the interconnection was not completed.

     The CDEC-SING has the authority to set the maximum level of dispatch for each independent unit in the SING between 150 MW and 270 MW. While this limit for combined-cycle plants, such as the TermoAndes plant, had previously been set at 180 MW, it has gradually increased to the current level of 260 MW during peak hours. This measure is part of the “Short-Term Operational Reliability Plan” adopted by the CDEC-SING in order to minimize the risk of energy outages in the SING, which in the past has been affected by blackouts sanctioned by regulatory authorities.

     In January 1997, we entered into a power purchase agreement with TermoAndes, which was modified on June 26, 1998 and on July 28, 2004, pursuant to which we currently purchase 100% of TermoAndes’ electrical capacity and energy on the basis of a variable energy payment in accordance with the energy effectively delivered by TermoAndes, plus a fixed transmission and maintenance charge. We have entered into long-term supply contracts with two mining companies in the SING, Zaldívar and Lomas Bayas, for a total of 110 MW of the capacity that is being supplied by TermoAndes. During 2005, we supplied these customers with a total of approximately 672 GWh.

Electricity Generation in the Dominican Republic

     On May 13, 1999, a consortium composed of AES Gener and an affiliate of Coastal Corporation of the United States (Coastal) was the successful bidder for a 50% interest in Itabo, a company formed as part of the Dominican Republic’s program to privatize its electricity sector. In January 2001, the Federal Trade Commission approved the merger of El Paso Energy International (El Paso) and Coastal. In May 2006, The AES Corporation purchased El Paso’s interest in Itabo. As a result, the current ownership of Itabo consists of AES Gener with a 25.01% interest, The AES Corporation with 24.99%, the Dominican Republic government with 49.97% and employees of the former state-owned company owning the remaining 0.03% . AES Gener has the right to designate the president and a majority of the directors of the holding company formed to own the consortium’s investment in Itabo. For certain significant actions, the approval of both members of the consortium is required.

     Itabo owns seven thermoelectric generation units in commercial operation with approximately 432.5 MW of effective capacity. Two units are being decommissioned and in the process of being sold. The units in the process of being sold are older, inefficient units which are not remunerated and, thus, do not contribute to Itabo’s commercial margin.

     Itabo holds contracts for 200 MW of capacity with Empresa Distribuidora del Sur and Empresa Distribuidora del Norte, which the government acquired in 2003 from Union Fenosa. Additionally, Itabo has 100 MW of capacity contracted with Empresa Distribuidora del Este, which is managed by a subsidiary of The AES Corporation. In October 2001, Itabo and these three distribution companies extended the terms of their original agreements from five to 15 years. The agreements now expire in July 2016. Additionally, in 2004, Itabo renewed an agreement with an industrial client for the supply of 2 MW of capacity, which now expires in December 2007.

     During 2005, Itabo supplied the Dominican Republic with 998 GWh, representing 10.5% of the system’s total production. Itabo’s generation increased 7% from 2004 to 2005, as a result of an improvement in availability. Maintenance performed during 2005 improved the efficiency and reduced the production costs of both units, increasing their availability factors. During the outages, Itabo continued to meet its contractual obligations with its own generation, a back-up contract with another generation company and spot market purchases.

     Itabo’s construction of a fuel unloading port, delayed in 2004 due to technical modifications, was reinitiated in June 2005. In accordance with the current schedule, the port is to be completed in 2006. The port facility will have the capacity to unload 1,600 metric tons of coal per hour, allowing entry of high-capacity Panamax ships. It is also expected to lead to a reduction in fuel transportation costs by significantly reducing the unloading time for each vessel. We expect the port to create new business opportunities through the potential provision of services to third parties.

Non-Electricity Businesses

     Imports and Sales of Coal and Our Use of Fuels

     As the largest Chilean thermoelectric generation company, we require large quantities of coal for our plants. During 2005, we were the largest coal importer in Chile, which enables us to negotiate attractive prices and directly arrange coal transportation and delivery. We have taken advantage of our position in the Chilean coal market, selling coal to third parties. We estimate that in 2005 our market share in the bituminous and sub-bituminous coal market for the industrial sector in Chile was approximately 30%.

     In 2005, we purchased approximately 1,168,000 metric tons of coal and petcoke directly from foreign suppliers in Colombia (40%), Indonesia (22%), New Zealand (17%), Canada (17%) and United States (4%). These suppliers provide us with coal and petcoke of proven and consistent quality. Our coal purchases in 2005 were similar in volume to that purchased in 2004, primarily due continued natural gas curtailments and dry hydrological conditions in the first half of the year which resulted in a high level of dispatch by our coal-fired generation facilities. The following table provides information regarding our coal consumption (including petcoke) in 2005:

	Thousands
	of metric tons	Million of Ch$

AES Gener and subsidiaries’ consumption	958	38,818
Sales to third parties	239	14,322

Total	1,197	53,140

     As one of the principal thermoelectric generators in Chile, we require large volumes of fossil fuels for our business activities. In 2005, in the SIC, our Ventanas and Laguna Verde plants consumed 494,000 metric tons of coal. In the SING, our subsidiary Norgener consumed approximately 464,000 metric tons of coal and petroleum coke.

     Our industrial customers are located throughout Chile, and they include important participants in the cement, food, manufacturing and fishing sectors. Our main customers are Polpaico (cement company), and Soprocal and Inacesa (lime companies). In 2005, we sold approximately 204,000 metric tons of coal to industrial customers.

     In addition to coal, we use petroleum-based fuels such as diesel oil and natural gas for our thermoelectric operations. Laguna Verde’s turbine in Region V, Energía Verde’s San Francisco de Mostazal turbine and Eléctrica Santiago’s Renca diesel-fired plant together generated approximately 60 GWh which resulted in diesel consumption of 34.7 thousand cubic meters. Eléctrica Santiago’s Nueva Renca combined-cycle facility in Chile utilizes natural gas imported from Argentina. In 2005, this plant consumed approximately 360 million cubic meters of natural gas and 22.4 thousand cubic meters of diesel oil. In addition, our subsidiary TermoAndes, through its combined-cycle facility in Argentina, consumed approximately 415 million cubic meters of natural gas in 2005. Our subsidiary Energía Verde uses forestry waste as fuels, which is supplied by neighboring paper pulp and sawmill companies under long-term agreements. During 2005, Energía Verde generated approximately 93 GWh in addition to the approximately 614 thousand metric tons of steam supplied by its facilities to several sawmills and pulp and paper companies in the south-central region of Chile.

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

     Oil

     In November 2002, we sold our investments in oil and gas exploratory concessions in Argentina and Chile, which included the assets of OilGener Inc. (USA) and the Fell Block, along with OilGener Argentina Ltd. In Argentina, OilGener Argentina Ltd. operates one concession in the Austral Basin and holds two exploratory areas in the Neuquén Basin. Our 55% ownership participation in the Fell Block area, located in southern Chile, was operated through a joint operation agreement with the state-owned oil company, Empresa Nacional de Petróleo, or ENAP. In the sale, we received payment of US$150,000, from Energy Holdings LLC, for which we recorded a loss of Ch$8,409 million in 2001, equal to the book value of OilGener, and an additional loss of Ch$4,664 million in 2002, for contributions made to assets in the Fell Block area, according to the joint venture agreement with ENAP.

     Natural Gas Transportation and Distribution

     We own 13% of each of GasAndes Argentina and GasAndes Chile, which together in August 1997, began to operate a pipeline that connects the Argentinean national gas system in the Province of Mendoza, Argentina with the Santiago Metropolitan Region in Chile. The pipeline is 463 km long and has a current capacity of approximately ten million cubic meters per day. In 2003, we held discussions to sell our interest in GasAndes Chile and GasAndes Argentina; however, no agreements were reached.

     Explotaciones Sanitarias S.A. and Ecogener S.A.

     Explotaciones Sanitarias S.A. holds a concession for the treatment and distribution of drinking water and sewage collection and treatment in Quilicura, an industrial zone located in the Santiago Metropolitan Region. Ecogener S.A. was formed primarily to provide liquid industrial waste removal services in the industrial area of Quilicura. We sold our 51% interest in both of these companies in November 2002 for 220,000 UF to Inversiones Residuos y Tratamientos S.A., and we recorded a loss of Ch$1,466 million on this sale.

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

Regulation of Electricity Generation in Chile, Colombia, Argentina and the Dominican Republic

Chile

     General Overview

     The electricity sector in Chile is regulated by the Electricity Law, which was originally enacted in 1982. The purpose of the Electricity Law is to provide a simplified regulatory scheme and tariff-setting process that limits the discretionary role of the government through the establishment of criteria for setting prices in a manner that results in an economically efficient allocation of resources to and within the electricity sector. The principal tool for assuring economic efficiency is a pricing system based on marginal costs. Under the Electricity Law, the generation, transmission and distribution of electricity is supervised with respect to price setting by the CNE and the Ministry of Economy and Energy acting through the CNE and by the Superintendencia de Electricidad y Combustibles, the Chilean Superintendency of Electricity and Fuels, or CSEC with respect to operational and technical issues. The following discussion of the Electricity Law and the tariff-setting process focuses principally on the generation sector and is not a complete description.

     The electricity industry in Chile is divided into three sectors: i) the generation sector consists of companies that generate electricity from thermoelectric and hydroelectric production sources; ii) the transmission sector consists of companies that transmit electricity at high voltage grids; and iii) the distribution sector consists of distribution companies that purchase electricity from generation companies for distribution at lower voltages to be sold to customers.

     In Chile, the regulation of production schedules for electricity generation facilities is based on the marginal cost of production, which is the cost of the most expensive unit required by the system at the time. In order to meet demand for electricity at any point in time, the lowest marginal cost generating plant in an interconnected system is used before the next lowest marginal cost plant is dispatched. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible marginal cost of production available in the system, considering transmission and reliability constraints. The operation of electricity generation companies in each of the two major interconnected electricity systems in Chile, the SIC and the SING, is coordinated by independent dispatch centers, known as CDECs, in each of the two systems. The SIC and the SING are intended to be near-perfect markets for the operation of electricity producers in which the lowest cost producer is used to satisfy demand before the next lowest cost producer is dispatched. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible cost of production available, constrained to maintain safety and reliability of service in the electricity system.

     Under the Chilean electricity market framework, two generation sale markets exist, a primary contract market and a secondary spot market. The primary market consists of energy and capacity sales transactions between electric generation companies and customers which are governed in accordance with contracts executed between the parties. Although in this market generation companies are free to enter into sales contracts with distribution companies and other customers for the sale of capacity and energy, the electricity necessary to fulfill these contracts is provided by the contracting generation company only if the generation company’s marginal cost of production is low enough for its generating capacity to be dispatched to meet demand. Otherwise, the generation company will purchase electricity in the secondary spot market from other generation companies at the marginal cost of production in the system. In the secondary spot market, energy and capacity exchanges are made between generation companies based on the difference between each generation company’s dispatch and contractual requirements. The spot price paid by one generation company to another for energy is referred to as the “system marginal cost”, which is based on the actual marginal cost of the highest cost generator producing electricity in the system during the relevant period, as determined on an hourly basis. It should be noted that only generation companies are allowed to purchase and sell in the spot market.

     During periods when production cannot meet system demands, regardless of whether the government has enacted a rationing decree, the price of energy exchanges between generation companies is estimated at the “value of lost load” (VOLL) determined by the CNE, by considering the cost to consumers for not having energy available. In such case, the VOLL is significantly higher than the market price under normal conditions.

     Additionally, in accordance with the law, the prices paid to generation companies by distribution companies for capacity and energy to be resold to their retail customers are established in the corresponding power purchase agreements between the parties. The maximum prices charged to distribution companies by generation companies are the regulated prices established by the CNE, based on the marginal cost of capacity and energy. The regulated prices, known as “node prices”, are established by a decree issued by the Ministry of Economy every six months. Regulated prices are applied to customers with connected demand under 2 MW and those customers with demand between 0.5 MW and 2 MW are allowed to choose either the regulated or free price regime every four years. As explained below, the amendment to the Electricity Law enacted in 2005 allows node prices to gradually be replaced with prices awarded through public bid processes.

     Changes in Chilean Electricity Regulation

     Although the regulatory scheme governing the electricity sector has remained fundamentally unchanged since the enactment of the Electricity Law in 1982, it is subject to legislative review and amendment from time to time. The following discussion summarizes some of the principal amendments and regulations that have been adopted.

     An administrative regulation under the Electricity Law, Supreme Decree No. 327, was enacted in 1998. This regulation made certain technical changes to the existing regulations and related statutes. The primary purpose of these changes was to clarify procedures and resolve differing interpretations of the regulations. The changes included the establishment of an independent CDEC in all interconnected systems in order to more effectively separate electricity transmission from electricity generation, revisions to the toll system for transmission lines and establishment of new standards for quality of service.

     In 1999, an amendment to the Electricity Law was enacted which requires that, during rationing periods dictated by decree from the Ministry of Economy, any system shortage or deficit is to be distributed proportionally among generation companies, regardless of each company’s actual generation levels and contractual commitments. The amendments also require generation companies with supply deficits to pay generators with supply surpluses for energy transfers valued at the system marginal cost that is equal to the VOLL. Generation companies, in turn, must compensate their regulated customers for energy deficits in an amount equal to the difference between the VOLL and the effective node price of energy. Finally, distribution companies are required to pass on all compensation received to their regulated customers. The amended Electricity Law provides that a generator cannot fail to meet its payment obligations by claiming that either a drought or a power plant outage is a force majeure event. In addition, the amendments to the law creating the CSEC expanded the powers granted to this regulatory agency, most notably in connection with the authority to impose fines for certain infractions of the law and the compensation of consumers for energy supply failures.

     In 2003, the Ministry of Economy and Energy issued an amendment to Supreme Decree No. 327 that specified the administrative norms that will prevail in case of electrical rationing, dictated complementary norms for the calculation of transmission tolls and standardized the procedures for determining the node price.

     Law No 19,940, the Ley Corta or “Short Law”, which was enacted in 2004, also amended the existing Electricity Law, principally in relation to tolls charged for the use of high voltage transmission systems. In effect, the Short Law replaces Supreme Decree No. 327 with regard to transmission issues. This new law defined a transmission trunk line network in which tolls are to be determined in accordance with the expected utilization by actual users, electric generators and customers, considering all the feasible operational conditions of the system. As a result, within the network’s trunk line, an area of common influence is defined where the transmission payments are allocated based on the following: 80% is assigned to generation companies based on their injections and the remaining 20% is assigned to customers based on their demand. The remaining portion of the network’s trunk line is to be paid for by generators and customers, in accordance with the expected use that their power injections or demand will have on each transmission line. With respect to transmission system investments, new installations are differentiated from existing installations as the tolls for new installations are to be determined through competitive bid processes, while the tolls for existing installations will be defined through decrees issued by the Ministry of Economy and Energy every four years. The Short Law became effective on March 13, 2004; however, until the first trunk line transmission decree is issued for the system’s existing installations, the respective CDECs are to determine the tolls to be applied in accordance with the previous regulations. The CDECs’ calculations are deemed interim, subject to future reconciliation payments after the issuance of the first ministerial decree.

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

     In May 2005, a bill to amend the Electricity Law denominated Law No 20,018, the Ley Corta II or “Short Law II”, was enacted which was designed to mitigate the effects of the restrictions on natural gas exports to Chile from Argentina since March 2004. In general, the Short Law II increased the flexibility of the regulated pricing system in order to respond to the higher generation cost scenario which resulted from the natural gas curtailments. The principal aspects of the new law include:

  implementation of public bid processes for distribution companies’ supplies. The first bid processes were held in 2006. The contracts will have a maximum term of 15 years, beginning in 2009, and will be assigned based on the lowest energy price offered. The maximum price for the bid offers is subject to the node price, at the time the bid process is held, plus 20%.

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

     Electricity Sales by Generation Companies

     Under the Electricity Law, generation companies may sell capacity and energy in the primary market to distribution companies and directly to unregulated customers under contracts. Additionally, generation companies may also sell to other generation companies. Sales between generators may be made pursuant to short or long-term contracts or on a spot basis in the secondary market. Generation companies are free to determine whether and with whom to contract, the duration of contracts, and the amount of electricity to be sold.

     Sales to Distribution Companies

     Most sales of electricity to distribution companies are regulated. Under the Electricity Law, including the amendments described above, and relevant regulations, all sales of electricity to distribution companies for resale to regulated customers, principally those customers who require 2 MW of nominal capacity or less, must be made at the node prices then in effect. Node prices for capacity are based on the annual cost of installing a new diesel fuel gas turbine generation facility. Node prices for energy are calculated on the basis of the projected short-term marginal cost of satisfying the demand for energy at a given point in the relevant interconnected system over the next 48 months in the SIC and the next 24 months in the SING on an expected value basis. In order to determine the cost of energy, a tariff formula is used which takes into account projections of the principal variables in the cost of energy at each sub-station in the system over the relevant time period, including:

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

     These marginal cost projections assume efficiency in operations and future investment. Additionally, although the node prices are set in Chilean pesos, the principal variables included in the calculation are in U.S. dollars, including fuel costs and facility investments.

     The Electricity Law also includes a mechanism which adjusts the theoretical node prices determined in the calculation in accordance with the average unregulated contract prices. Under amended methodology established in the Short Law II, the average unregulated contract prices are compared to the theoretical node prices and if the difference is greater than or less than 5%, the node prices are adjusted in accordance with an established formula. In particular, if the average prices for capacity and energy sold to unregulated customers differ from node prices by less than 30%, node prices are adjusted upward or downward, as the case may be, so that the difference between such prices equals 5%. If the price difference is more than 80%, the node prices are adjusted so that the difference between such prices equals 30%. Finally, if the price difference is between 30% and 80%, the node prices are adjusted to be within 5% and 30% of the average unregulated price, based on a specified equation.

     Node prices for capacity and energy are established every six months, in April and October, by a decree issued by the Ministry of Economy and Energy. Node prices thus established become effective in May and November. The Ministry of Economy and Energy acts on recommendations submitted by the CNE, which, prior to finalizing its recommendation, receives comments from generation companies and the relevant CDEC. Node prices are expressed as formulas, with industry-specific indexation that allows the node prices to be adjusted during the six-month period if changes in some of the underlying assumptions used to project the node prices then in effect would result in a change of more than 5% in the node price calculation.

     As with any regulated company, we cannot assure you that the laws or regulations in Chile will not change, or be interpreted, in a manner that could adversely affect our equity-method investees or us.

     Contractual Sales to Unregulated Customers

     Contractual sales of capacity or energy to other generation companies and other customers with more than 2 MW of capacity demand, whether directly by a generation company or through a distribution company, are not regulated. Customers with demand requirements between 0.5 MW and 2 MW can select either the regulated distribution market described above or an unregulated tariff regime every four years. Unregulated customers are free to negotiate prices and may purchase the capacity or energy directly from generation companies or from distribution companies pursuant to short or long-term contracts.

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

     Sales to Other Generation Companies in the Spot Market

     Spot sales of capacity and energy between generation companies are also regulated by the Electricity Law. These sales are made at the “system marginal cost” of the interconnected system in which the companies are located. System marginal costs are set twice a year in the case of sales of capacity, and hourly in the case of sales of energy. In each case, system marginal costs are set by the relevant dispatch authority, or CDEC. The system marginal cost for capacity is based on the cost of installing a new diesel fuel gas turbine generation facility. The system marginal cost for energy is based on such factors as demand projections, reservoir levels, fuel costs for thermoelectric generating facilities, maintenance schedules and other factors that would affect the availability of existing capacity during the week.

     The following graph sets forth the relationship between the node price and the system marginal cost for energy in the SIC from 1994 through March 2006 in constant U.S. dollars as of December 31, 2005:

Node Price and System Marginal Cost in the SIC
(in US$/MWh)

     The following graph sets forth the relationship between the node price and the system marginal cost for energy in the SING from 1994 through March 2006 in constant U.S. dollars as of December 31, 2005:

Node Price and System Marginal Cost in the SING
(in US$/MWh)

     Electricity Sales by Distribution Companies

     In 2005, 62% of our physical energy sales in Chile were to distribution companies. Under the Electricity Law, as amended by the Short Law, distribution companies may sell capacity and energy to large customers, customers with a capacity demand of more than 2 MW, customers with demand between 0.5 MW and 2 MW that have selected the unregulated pricing system and certain other short-term or special customers at unregulated prices. All other sales must be at regulated tariffs. These tariffs, which vary among distribution companies and among customers of a given distribution company, are based on factors such as level of usage, variability of usage and proximity to generation facilities. They are calculated by adding a distribution charge, called the value added in distribution, and reflect the assumed costs incurred in distribution in the applicable node prices charged by the generation company.

     Distribution tariffs are adopted by the Ministry of Economy and Energy every four years, based on recommendations from the CNE, which develops its proposals through a prescribed process that includes participation by the distribution companies and specialized consultants. Tariff formulas provide for tariffs based on variations in node prices and other factors affecting distribution costs. Such indexation occurs on a monthly basis. The most recent revision of distribution tariffs, which determined the distribution tariffs to be applied from November 2004 to November 2008, was concluded in 2004.

     Concessions

     Concessions for the operation of hydroelectric generation facilities are granted by the Ministry of Economy and Energy under the Electricity Law. Concessions for hydroelectric facilities are of indefinite duration but are subject to revocation for failure to comply with their terms. Concessions are not required for the operation of thermoelectric generation facilities.

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

     Law 142, as amended, sets forth the legal framework for residential public utility services by providing for governmental participation, policy development and other regulatory and enforcement powers with respect to public services. Law 142 created the CREG, other regulatory commissions and the Superintendency of Domiciliary Public Services, or the SSPD, and it contains provisions regarding the general competition framework in the public utility service sector. The CREG is an administrative body whose principal purpose is to regulate and promote competition within the different areas of the energy sector so that economically efficient and high-quality energy services are provided. The SSPD is responsible for inspecting, controlling and monitoring all companies rendering public utility services and enforcing regulations, imposing penalties and generally overseeing the financial and administrative performance of public utility service companies, among other things. Law 142 also includes provisions under which the SSPD may acquire control of electric generation companies if certain defined infractions occur, such as breach of regulations or material contracts.

     Law 143, known as the “Electricity Law”, sets out the general framework for the generation, transmission, distribution and marketing of electricity. It also sets forth the governing principles for electricity businesses and provides rules on energy sector expansion and planning with respect to generation, transmission, distribution, trading and transportation of energy. Finally, Law 143 provides general rules on the functioning of the SIN and the wholesale energy market. Pursuant to Law 143, generators and distributors acting in their capacity as traders may sell capacity and energy to non-regulated end users under energy supply agreements at freely negotiated prices.

     Since 1994, several resolutions have been issued by the CREG which address the general principles set forth in Law 142 and Law 143. These resolutions include rules for the operation of the wholesale energy market and the energy spot market, the framework and methodology of the capacity charge calculation, and limitation of vertical and horizontal cross shareholdings within the electricity industry, among other issues. In particular, as of January 1, 2002, no person may own, directly or indirectly, more than 25% of the nominal generating capacity in the SIN.

     In December 2006, a regulation was enacted that replaced the capacity charge with a reliability charge. Under the reliability charge mechanism, plants present firm energy price and volume offers in public auctions that are held three years prior to the initiation of supply. Plants are allowed to bid up to the maximum firm energy level which can be provided during drought conditions, as defined in a methodology utilized by the CREG. The new regulation includes a transition period from December 2006 to November 2009, during which the price is equal to US$13 per MWh and volume is determined based on firm energy offers which are pro-rated so that the total firm energy level does not exceed system demand.

     Proposed Changes in the Colombian Electricity Regulations

     The CREG has made the following proposals to modify the existing regulatory framework:

  Standardized Agreements and Electronic Trading: Currently, significant differences exist between the contract prices for regulated and unregulated end users. In 2004, the CREG introduced a proposal intended to improve market transparency and promote competition. Specifically, the CREG’s proposal is to standardize energy supply agreements, create an electronic trading system for such agreements, require that energy supply agreements be traded in bid processes and ensure anonymous negotiations between buyers and sellers. This proposal was generally well received by the energy sector and is expected to be discussed in more detail in the second half of 2006.

  Ancillary Services: During the second half of 2006, the CREG will determine the alternatives for remunerating generation companies for black start service, which allows plants to initiate generation without an externally provided energy input after a system blackout.

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

     Sales through energy supply agreements and in the spot market constitute the wholesale energy market. In principle, generators’ prices, either in the spot market or in an energy supply agreement, are governed by supply and demand interaction within a free market. Traders who purchase and sell electricity, in turn, may sell power to other traders, generators, distributors and non-regulated end users. Non-regulated end users are power consumers that must either have a peak demand greater than 0.1 MW or a minimum monthly consumption greater than 55.0 MWh. Individual end users that do not meet these standards are regulated end users. Most traders are local distribution companies; however, there are also some “pure” traders who simply purchase energy to resell and are not engaged in distribution activities.

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

     The following graph sets forth the average wholesale energy market prices for the 2001 to 2005 period, comparing spot market prices and energy supply agreement prices in that market to Chivor’s energy supply agreement prices:

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

Argentina

     The Argentinean electricity industry was restructured in 1992 as a result of the government’s privatization program. A new framework, similar to the Chilean regulatory system, was established to regulate the generation, transmission and distribution of electricity. Production scheduling and prices are both based on a competitive generation market. Distribution companies and other large users purchase electricity (both capacity and energy) on the spot market at a spot or seasonal price or through long-term contracts on the Mercado Mayorista Eléctrica, the Wholesale Electricity Market. The Argentinean electricity industry is currently regulated by the Ente Nacional Regulador de la Electricidad, which is the Argentinean National Electricity Regulating Entity, or the ENRE. The ENRE operates under the supervision and rules and regulations of the Argentinean Secretary of Energy, the Argentinean Ministry of Economy and the Argentinean Executive

Branch of the government and is responsible for enforcing compliance with the provisions of the regulatory framework and the applicable concessions.

     Our electricity investments in Argentina consist of the TermoAndes generation plant in the province of Salta and the InterAndes transmission line, which delivers 100% of the electricity produced by TermoAndes to the Chilean SING. TermoAndes is not connected to the Argentinean electric grid.

The Dominican Republic

     After several attempts to restructure and privatize the electricity sector, in November 1997, the Dominican government approved a law (141-97) that enabled privatization through capitalization. The capitalization law transferred the ownership of previously state-owned enterprises to the private sector by offering 100% management control in exchange for a 50% equity interest. In July 2001, Law No. 125 was enacted to define the legal framework for the electricity sector, and, in July 2002, the Dominican executive branch passed regulations for the implementation of the law. The law and its regulations are very similar to those in effect in Chile and were designed to meet the country’s energy consumption needs through governmental energy institutions, namely the Comisión Nacional de Energía, the National Energy Commission, or CNE, and the Superintendencia de Electricidad, the Superintendency of Electricity, or Superintendency.

     The principal role of the CNE, acting as advisor to the executive branch, is to develop and coordinate regulations, propose and adopt policies, design plans for the adequate operation and development of the sector and ensure that they are complied with, and to promote investments. The Superintendency’s duties include the setting of tariffs, processing of permits, and supervision of compliance with regulatory and technical rules related to electricity generation, transmission and distribution companies and the prevention of monopolistic activity in areas where competition is required. The law and its regulations establish that generation, transmission and distribution companies, as well as self-producers and cogenerators that sell surpluses to the system, be members of an organization that coordinates the operation of facilities, and transmission and distribution systems.

C. Organizational Structure

     We are a holding company and conduct some of our business through subsidiaries. The following charts present, as of June 30, 2006, (1) our relationship with The AES Corporation and (2) our corporate structure and the approximate percentage equity ownership interest that we hold in those subsidiaries and equity-method investees.

Note: As of December 31, 2005, The AES Corporation, through its subsidiary Inversiones Cachagua Limitada ownership participation in AES Gener was equal to 98.79% . On April 25, 2006, Cachagua sold 485,000,000 shares of our common stock in a public offering in the Santiago Stock Exchange. As a result of this transaction, The AES Corporation’s ownership participation in AES Gener through Cachagua decreased to 91.19% .

D. Property, Plant and Equipment

     AES Gener S.A.’s electricity generation facilities in the SIC consist of four hydroelectric plants and three thermoelectric plants, including one gas turbine plant. Energía Verde, 100% owned by AES Gener S.A., also operates in the SIC, and its facilities consist of two thermoelectric co-generation units, one steam generation plant and one gas turbine. Energía Verde uses forestry waste to generate steam, with a capacity of 142 tons of steam per hour. Eléctrica Santiago, 90% owned by AES Gener S.A., owns one combined-cycle plant and one diesel oil-fired thermoelectric plant, both of which operate in the SIC. Norgener, 100% owned by AES Gener S.A., has two thermoelectric units operating in the SING. Chivor, 95% owned by Energy Trade, a 100% owned subsidiary of AES Gener S.A., is a 1,000 MW hydroelectric (dam-based) facility located in the SIN. TermoAndes, 100% indirectly owned by AES Gener S.A., owns one combined-cycle facility in the province of Salta in Argentina and supplies electricity to the SING. InterAndes, 100% indirectly owned by AES Gener S.A., owns the portion of the transmission line in Argentina which delivers electricity produced by TermoAndes in the SING.

     Our primary operating revenue comes from the sale of electricity produced by our electric generation facilities. Significant damage to any of our facilities that affects our ability to generate would adversely impact our operating results. We maintain comprehensive insurance with respect to our facilities and office buildings, including all-risk property damage and business interruption insurance, which covers, among other things, damage caused by fire, floods and earthquakes; however, we cannot assure you that the amounts for which we are insured or amounts which we receive under such insurance coverage would cover all of our losses.

     The following table provides information related to our electricity generation operations from 2001 to 2005:

AES Gener Electricity Generation 2001-2005 as of December 31 of Each Year

	2001	2002	2003	2004	2005

AES Gener S.A.
Nominal capacity (MW)	756	782	782	682	682
Number of plants	8	8	8	7	7
Energy generation (GWh)	2,052	1,715	1,815	2,852	2,679
Total energy purchases (GWh)	3,904	4,279	3,988	3,601	4,178
Total energy sales (GWh)	5,956	5,942	5,743	6,388	6,780
Losses + own consumption	79	52	59	65	77
Total sales + losses + own consumption	6,035	5,994	5,803	6,453	6,858
Percentage of total (power sales + losses)
represented by own generation	34%	29%	31%	44%	39%

Norgener
Nominal capacity (MW)	277	277	277	277	277
Number of plants	1	1	1	1	1
Energy generation (GWh)	61	284	128	728	985
Total energy purchases (GWh)	1,362	1,089	1,271	739	510
Total energy sales (GWh)	1,414	1,350	1,383	1,450	1,476
Losses + own consumption	7	23	17	17	19
Total sales + losses + own consumption	1,421	1,372	1,399	1,466	1,495
Percentage of total (power sales + losses)
represented by own generation	4%	21%	9%	50%	66%

Energía Verde (1)
Nominal capacity (MW)	37	42	42	42	42
Number of plants	4	5	5	4	4
Energy generation (GWh)	79	71	75	79	93
Total energy purchases (GWh)	168	227	221	233	230
Total energy sales (GWh)	245	291	290	306	321
Losses + own consumption	—	7	6	6	2
Total sales + losses + own consumption	245	298	296	312	323
Percentage of total (power sales + losses)

	2001	2002	2003	2004	2005

represented by own generation	32%	24%	25%	25%	29%

Eléctrica Santiago
Nominal capacity (MW)	379	379	379	479	479
Number of plants	1	1	1	2	2
Energy generation (GWh)	1,979	1,910	2,450	2,208	1,899
Total energy purchases (GWh)	809	812	435	730	688
Total energy sales (GWh)	2,751	2,720	2,885	2,939	2,587
Losses + own consumption	85	50	—	—	2
Total sales + losses + own consumption	2,837	2,770	2,885	2,939	2,590
Percentage of total (power sales + losses)
represented by own generation	70%	69%	85%	75%	73%

TermoAndes
Nominal capacity (MW)	643	643	643	643	643
Number of plants	1	1	1	1	1
Energy generation (GWh)	1,386	1,768	1,903	1,860	2,109
Total energy purchases (GWh)	3	43	37	0	0
Total energy sales (GWh)	1,353	1,686	1,815	1,768	2,007
Losses + own consumption	36	125	125	92	102
Total sales + losses + own consumption	1,389	1,811	1,940	1,860	2,109
Percentage of total (power sales + losses)
represented by own generation	100%	98%	98%	100%	100%

Chivor
Nominal capacity (MW)	1,000	1,000	1,000	1,000	1,000
Number of plants	1	1	1	1	1
Energy generation (GWh)	3,401	4,421	3,818	4,231	4,187
Total energy purchases (GWh)	1,592	2,312	2,504	1,642	2,133
Total energy sales (GWh)	4,664	6,339	5,822	5,944	6,349
Losses + own consumption	—	—	—	—	29
Total sales + losses + own consumption	4,992	6,733	6,322	5,944	6,378
Percentage of total (power sales + losses)
represented by own generation	68%	66%	62%	71%	66%
________________________________________

(1) Energía Verde’s nominal capacity does not include 3.8 MW of electric equivalent capacity from steam plants.

Thermoelectric Facilities

     The following table provides information related to AES Gener’s existing thermoelectric facilities in Chile and Argentina:

				Number	Nominal	2005 Net
	Year		Fuel	of	Capacity	Generation
Name	Commissioned	Type of Unit	Source	Units	(MW)	(GWh)

Chile:
Ventanas	1964, 1977	Steam Turbine	Coal/Fuel/Oil	2	338.0	1,164.9
Laguna Verde	1939, 1949	Steam Turbine	Coal	2	54.7	80.3
El Indio TG	1990	Gas Turbine	Diesel	1	18.8	17.2

Total AES Gener S.A.				5	411.5	1,262.4

Norgener	1996, 1997	Steam Turbine	Coal/Fuel Oil	2	277.3	985.0

Total Norgener				2	277.3	985.0

Laja	1995	Steam Boiler	Forestry Waste	1	8.7	30.2
Constitución	1995	Steam Boiler	Forestry Waste	1	8.7	45.4
San Francisco de Mostazal (1)	1995, 1997	Gas turbine	Forestry Waste	2	25	17.3

Total Energía Verde				4	42.4	92.9

Nueva Renca	1995, 1997	Combined Cycle	Natural Gas	1	379.0	1,874.9
Renca	1962	Steam Turbine	Diesel	2	100.0	24.0

Total Eléctrica Santiago				3	479.0	1,899.0

Total in Chile				14	1,210.2	4,239.2

Argentina:

TermoAndes	2000	Combined Cycle	Natural Gas	3	642.8	2,109.6

Total in Argentina				3	642.8	2,109.6

Total Thermoelectric				17	1,853.0	6,348.9

(1)	Energía Verde’s nominal capacity does not include 3.8 MW of electric equivalent capacity from steam plants.

Hydroelectric Facilities

     The following table provides information concerning our existing hydroelectric generation facilities in Chile and Colombia:

				Number	Nominal	2005 Net
	Year		River	of	Capacity	Generation
Name	Commissioned	Type of Unit	Source	Units	(MW)	(GWh)

Chile:
Alfalfal	1991	Run-of-the-River	Colorado River	2	178.0	878.5
Queltehues	1928	Run of the River	Maipo River	3	48.9	366.8
Maitenes	1923, 1989	Run of the River	Maipo River	5	30.8	132.6
Volcán	1944	Run of the River	Volcán River	1	13.0	109.1

Total AES Gener S.A.				11	270.7	1,487.1

Total in Chile				11	270.7	1,487.1

Colombia:

Chivor	1977, 1981	Reservoir	Batá River	8	1,000.0	4,187.0

Total in Colombia				8	1,000.0	4,187.0

Total Hydroelectric				19	1,270.7	5,674.1

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

     The principal sources of water for our hydroelectric facilities located in Chile are the Colorado and Maipo rivers, each located near our hydroelectric facilities. We have concessions under applicable Chilean law to use such water sources without charge for an indefinite period of time based on specified maximum levels that are adequate for our present needs. All of our hydroelectric power stations maintained a high level of availability during 2005. Our hydroelectric facilities have suffered damage in the past as a result of natural disasters such as floods and mud slides.

     Chivor, our hydroelectric plant in Colombia, is a 1,000 MW dam-based facility that began service in 1977 with 500 MW and added an additional 500 MW of capacity in 1981. The main facilities of the plant consist of a reservoir with a maximum useful water volume of 617 million cubic meters, a main dam, two additional diversion dams, and a powerhouse that consists of a plant with eight generators. The plant is located approximately 160 km northeast of Bogotá, and its principal sources of water are the Tunjita, Negro, Rucio and Batá rivers, all of which provide water to the plant’s main reservoir, the Esmeralda reservoir. Chivor has concessions under applicable Colombian law to use such water sources without charge. Both Colombian water rights concessions granted to Chivor are for fifty-year terms. Resolution 282 expires in 2019, and Resolution 294 is effective until 2034. Each concession allows Chivor to use the water sources for the purpose of electricity generation and is renewable during the last year of each term.

Related Companies’ Thermoelectric Facilities

     The following table provides information concerning the thermoelectric generation facilities operated by our equity-method investee in Chile, Guacolda, and our related company in the Dominican Republic, Itabo:

				Number	Nominal	2005 Net
	Year		Fuel	of	Capacity	Generation
Name	Commissioned	Type of Unit	Source	Units	(MW)	(GWh)

Chile:
Guacolda	1995, 1996	Steam Turbine	Coal	2	304.0	2,087.0

Total Guacolda				2	304.0	2,087.0

The Dominican Republic:
Itabo Steam Turbines	1984, 1988	Steam Turbine	Coal	2	260.0	998.4
Itabo Gas Turbines	1998	Gas Turbine	Gas	3	103.5	0.0
Higuamo	1998	Gas Turbine	Gas	2	69.0	0.0

Total Itabo				7	432.5	998.4

Transmission Facilities

     In Chile, we and our equity-method investee, Guacolda, also own about 1,254 km of medium and high voltage transmission lines and their corresponding substations. We also operate approximately 221 km of transmission lines in the SING which are leased from a customer. The following table summarizes the transmission lines we own and/or operate in Chile:

Voltage	System	Length (km)	Property

345 kV	SING	140.0	Norgener S.A.
	SING	280.0	InterAndes S.A.
220 kV	SIC	43.4	AES Gener S.A.
	SIC	168.0	Guacolda S.A.
220 kV single circuit(1)	SING	205.0	Norgener S.A. and AES Gener S.A.
220 kV double circuit(2)	SING	135.0	Norgener S.A. and AES Gener S.A.
220 kV (leased)	SING	221.0	AES Gener S.A.
110 kV	SIC	249.4	AES Gener S.A.
	SING	33.0	Norgener S.A.

Total Transmission Lines in Chile	—	1,474.8	—

________________________________________
(1)	110 km owned by Norgener and 95 km owned by AES Gener S.A.
(2)	63 km owned by Norgener and 72 km owned by AES Gener S.A.

Liens and Encumbrances

     As of December 31, 2005, Norgener’s Unit No 2 generation facility was pledged in favor of Banco de Chile in accordance with the terms of the outstanding credit agreement. As of such date, the mortgage value was US$96.6 million and the outstanding balance of the credit agreement was equal to US$23 million.

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

     3For details concerning material legal or administrative proceedings pending against us with respect to regulatory matters, see Note 26 to our audited consolidated financial statements for the years ended December 31, 2003, 2004 and 2005.

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

     Chilean Regulation

     In March 1994, Law No. 19,300 was enacted by the Chilean Congress to regulate certain environmental issues and, in April 1997, the Chilean President promulgated regulations under this law. The law encourages companies to hire independent experts to conduct environmental impact studies of any future projects or activities. Regulations under Law 19,300 created the CNE, as well as regional commissions, to supervise environmental impact studies of all new projects.

     During 2005, we obtained approval of the environmental impact study for the 125 MW Los Vientos gas turbine plant located in Llay Llay in Chile’s Region V, as well as an environmental permit to use diesel oil as an alternative fuel for the Laguna Verde combined-cycle project. During 2005, we filed an environmental impact study requesting approval to install the Nueva Ventanas coal-fired thermoelectric plant located on our existing Ventanas power plant site in Puchuncaví, Region V. Additionally, our equity-method investee, Guacolda, filed an environmental impact study to install a third thermoelectric unit, fueled with coal and petcoke, at the company’s existing site. Guacolda received environmental approvals for its new unit in April and October 2006 and the approvals for the Nueva Ventanas plant were granted in August and November 2006. Additionally, in 2005, we conducted several internal environmental audits at our facilities related to air, water, solids and environmental operating management in order to verify compliance with applicable laws and improve operating efficiency.

     In order to comply with restrictions on air quality, atmospheric sulfur dioxide levels in Chile, we operate our thermoelectric facilities with coal of low sulfur content. In addition, our existing Renca thermoelectric facility uses special diesel oil due to restrictions on particulate emissions of sulfur trioxide from that facility. Our policy is to conduct our operations on an environmentally sound basis consistent with applicable laws. There are no material legal or administrative proceedings pending against us with respect to environmental matters, and we believe that we are in compliance in all material respects with all applicable environmental laws and regulations.

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

     Argentinean Regulation

     There are several environmental laws in Argentina that affect the electricity sector. The recent General National Environmental Law, Law No. 25,675 promulgated in 2002, establishes a general outline for environmental protection and mandates the submission of environmental impact studies prior to the initiation of construction of new projects, among other provisions. The Electric Regulatory Framework Law, Law No. 24,065, provides the ENRE with the power to protect the environment in relation to the construction and operation of electric generation, transmission and distribution facilities. In addition to environmental regulations at the federal level, provinces may establish new rules or rules that supplement the federal policies. Resolution No. 555/01 issued by the ENRE requires all members of the Mercado Eléctrico Mayorista, or the Electric Wholesale Market, or MEM, to implement and certify environmental management systems based on the environmental certification ISO 14,001. TermoAndes’ initial environmental management system audit was approved in April 2003, and the final audit for certification was approved in July 2003.

     The Dominican Republic Regulation

     The Environmental and Natural Resources Law was adopted on August 18, 2000 in order to prevent, regulate and control any activity that causes the deterioration of the environment, pollutes ecosystems or degrades, changes or destroys the natural environment. This same law created and appointed the Dominican Ministry of the Environment, whose functions include: (i) control and prevention of environmental pollution from emission sources and (ii) compliance with environmental standards and regulations by all human settlements, mining activities, industrial activities, tourism and transportation and any activities or services that generate direct or indirect environmental damage.

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

     We are the second largest electricity generation group in Chile in terms of operating revenue and generating capacity with an installed capacity of 2,428 MW, composed of 2,157 MW of thermal and 271 MW of hydro generating capacity. We are the largest thermal generator in Chile, and we serve both the SIC and the SING. Through various subsidiaries and equity-method investees, we own a dam-based hydroelectric plant in Colombia with a total nominal operating capacity of 1,000 MW (Chivor); a combined-cycle natural gas-fired unit with 643 MW of installed capacity in Argentina (TermoAndes), connected to the SING by a 345 kV transmission line of 420 km, 140 km of which are owned by AES Gener S.A. and 280 km are owned by InterAndes; a 25% interest in a thermoelectric generation facility located in the Dominican Republic with approximately 586.5 MW of installed capacity (Itabo); and a 13% interest in a natural gas transportation company in Chile and Argentina (GasAndes Chile and GasAndes Argentina). The following table presents the percentage of revenues contributed by each of the different markets in which we operate and the percentage of sales of energy to regulated and unregulated customers and spot sales for the years ended December 31, 2003, 2004 and 2005. The Chile and Colombia categories are composed of revenue from sales of energy and capacity in the respective electric market and the other income category is composed of revenue from other electric services, fuel sales and miscellaneous items.

Revenue by Market	2003	2004	2005

Regulated	46%	50%	52%
Unregulated	24%	21%	21%
Spot	22%	19%	20%
Other	8%	10%	7%

Revenue in Chile	2003	2004	2005

Regulated	44%	48%	57%
Unregulated	40%	31%	26%
Spot	5%	9%	9%
Other	10%	11%	8%

     Our largest customers in Chile are two distribution companies, Chilectra S.A. and Chilquinta Energía S.A., operating in the SIC, and Minera Escondida, operating in the SING.

     Most of our sales in the spot markets are in the SING as a result of production from subsidiary TermoAndes’ combined-cycle plant. In normal years, in the SIC, we become a spot purchaser of electricity from other generation companies during relatively wet conditions, while spot purchases of electricity decline in periods of low water conditions.

     In Chile, the amount of our capacity that is contracted or left uncommitted to be sold at spot prices is critical to our profitability. The desired level of contractual commitments depends on our estimation of demand, based on standard economic theory, node prices and system marginal cost using dynamic programming models. Historically, this strategy has led us to enter into long-term contracts for our most efficient units and to reserve our less efficient units for sales in the spot market. According to our current level of contracted capacity, in a drier than normal year, our operating margin may be adversely affected as we may have to purchase at higher prices on the spot market or generate with our less cost-efficient units..

     The introduction of natural gas as a source of fuel for electric generation in Chile in the SIC in 1997 and in the SING in 1999, with the construction of the pipelines which transport natural gas from Argentina to Chile, led to a significant technological change in the industry, reducing energy prices and the country’s reliance on hydrological conditions. However, since 2004, unexpected restrictions in the supply of natural gas from Argentina resulted in higher energy prices and higher dispatch levels for our thermoelectric plants than in previous years. In particular, these curtailments led to increased levels of production by our Ventanas plant in the SIC and our Norgener plant in the SING. Additionally, it resulted in the operation of Eléctrica Santiago’s combined cycle plant with diesel during certain periods in 2004 and 2005.

     We expect energy demand in Chile to continue to grow and our expansion strategy is based on this expected demand growth. As such, we plan to increase our installed generating capacity in the SIC. We recently installed a new 125 MW diesel-fired turbine in Chile’s Region V. Our current project portfolio in the SIC includes a 250 MW coal plant directly owned by AES Gener, a 200 MW coal plant owned by equity-method investee Guacolda and a 500 MW hydroelectric plant.

A. Operating Results

     The following discussion is based on, and should be read in conjunction with, our audited consolidated financial statements and the accompanying notes included in this annual report. We prepare our audited consolidated financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. See Note 37 to our audited annual consolidated financial statements for a summary of the principal differences between Chilean GAAP and U.S. GAAP. Unless otherwise specified, financial data is presented in constant Chilean pesos of December 31, 2005 purchasing power.

     An understanding of our financial condition and the results of our operations for the periods discussed in this annual report requires an understanding of the regulatory structure for the production and pricing of electricity in Chile, Colombia, Argentina and the Dominican Republic, the principal countries in which we and our equity-method investees operate. Factors such as the method of determining the dispatch of generating units in a system, the pricing of electricity sales to regulated and unregulated customers and in the spot market, the significance of a generation company’s mix of contract and spot market sales, the effect of a company’s mix of hydro and thermal generation and the effect of hydrological conditions on operations are important factors in determining financial results. Accordingly, the following discussion should be read in conjunction with the discussion of these and related matters that appear elsewhere in this annual report under the following headings:

  “Item 4. Information on the Company—Business Overview—Electricity Generation in Chile”;

  “Item 4. Information on the Company—Business Overview—Electricity Generation in Colombia”;

  “Item 4. Information on the Company—Business Overview—Electricity Generation in Argentina”;

  “Item 4. Information on the Company—Business Overview—Electricity Generation in the Dominican Republic”; and

  “Item 4. Information on the Company—Business Overview—Regulation of Electricity Generation in Chile, Colombia, Argentina and the Dominican Republic”.

     Our TermoAndes and InterAndes facilities are included in Chilean operations, given that currently they receive revenue only from the Chilean market. The results of our Chilean operations are separated between the two primary electric systems, the SIC and SING. Colombian operations correspond to our subsidiary Chivor.

Operating Revenues

     The following table shows operating revenue information for the years ended 2003, 2004 and 2005:

	For the Year Ended December 31,

	2003		2004		2005

	(in millions of Ch$, except percentages)
Operating Revenues
Chile (1)		%		%		%

Regulated electricity sales	133,763	34.8	158,343	39.1	207,958	45.2
Unregulated electricity sales	119,497	31.1	103,583	25.6	95,606	20.8
Spot sales in the SIC (2)	163	-	11,807	2.9	4,347	0.9
Spot sales in the SING (2)	16,232	4.2	19,320	4.8	28,372	6.2

Total	269,655	70.1	293,053	72.4	336,282	73.0
Colombia
Contractual electricity sales	41,651	10.8	43,073	10.6	39,499	8.6
Spot sales	41,883	10.9	32,864	8.1	53,895	11.7

Total	83,534	21.7	75,937	18.8	93,394	20.3

Total Electricity	353,189	91.8	368,990	91.1	429,676	93.3
Other	31,571	8.2	35,892	8.9	30,906	6.7

Total	384,760	100.0	404,882	100.0	460,582	100.0

(1)	Includes revenue from electricity generation. Sales of coal and services are included in "Other".

(2)
Includes revenue related to annual electric capacity reconciliation settlement payments that are determined by the CDECs in each system at the end of every year. These payments may be positive if we receive capacity payments in excess of the amount provisioned, or negative, if we make payments for electric capacity in excess of the amount provisioned.

     The following table provides information about our sales volume of energy and capacity in 2003, 2004 and 2005:

	2003		2004		2005

	Energy	Capacity	Energy	Capacity	Energy	Capacity
	(GWh)	(MW/month)	(GWh)	(MW/month)	(GWh)	(MW/month)

Sales Volume
Chile	9,496	16,277	10,265	17,860	10,349	18,118
Regulated	4,875	8,842	5,539	9,510	6,701	10,604
Unregulated	3,905	5,457	3,909	6,448	2,719	5,206
Spot Sales in the SIC	8	—	135	—	47	-
Spot Sales in the SING	708	1,978	683	1,902	882	2,308
Colombia	6,354	—	5,974	—	6,353	—
Contract Sales	3,079	—	2,788	—	2,994	—
Spot Sales	3,274	—	3,187	—	3,359	—

Total	15,850	16,277	16,240	17,860	16,702	18,118

2005 Compared to 2004

     As an electricity generation company with our primary market located in Chile, our operating revenues are relatively stable and generally are only subject to significant variations under extreme hydrological conditions. Our primary revenue source comes from our two principal products, electric energy and capacity, which are sold both under contracts to regulated and unregulated customers and in the spot market.

     For the year ended December 31, 2005, AES Gener’s consolidated operating revenue totaled Ch$460,582 million, Ch$55,700 million higher than the revenue of Ch$404,882 million recorded during the same period in 2004. This increase is mainly the result higher revenue of: (i) Ch$49,615 million in sales to regulated customers, (ii) Ch$17,457 million in sales in Colombia, (iii) Ch$2,383 million in sales to Escondida, and (iv) Ch$1,592 million in sales to the CDEC. This revenue increase was partially offset by lower other electricity related revenue of Ch$10,361 million, principally related to the payment paid by Escondida to AES Gener in July 2004 for the use of transmission installations, a reduction in fuel sales, consulting services and other revenue of Ch$2,783 million as well as lower steam sales of Ch$2,203 million as a result of the sale of the Nacimiento plant in 2004.

     The contribution to total sales in the different markets where AES Gener operates was as follows: SIC 52%, SING 21%, Colombia 20% and fuel and other sales 7%.

     Chile

     Revenue from the sale of energy and capacity in the Chilean electric sector increased by Ch$43,229 million to Ch$336,282 for the year ended December 31, 2005 from Ch$293,053 million for the same period in 2004 as explained below.

     Sistema Interconectado Central (SIC)

     Physical sales of electric energy in the SIC in the year ended December 31, 2005 were similar to the level recorded in the same period in 2004, decreasing slightly from 7,418 GWh in 2004 to 7,410 GWh in 2005. The reduction in sales to unregulated customers (609 GWh), principally as a result of the expiration of contracts, and to the CDEC-SIC (88 GWh) was offset by the increase in sales to regulated customers (530 GWh) and sales to distribution companies without contracts (159 GWh).

     Revenue from the sale of energy and capacity in the SIC totaled Ch$237,945 million in the year ended December 31, 2005, Ch$34,879 million higher than the Ch$203,066 million recorded in the same period in 2004. This variation is explained by an increase of Ch$33,712 million in energy sales, principally associated with the increase of 23% in the average sale price between 2004 and 2005. Energy sales in 2004 totaled Ch$147,148 million compared with Ch$180,860 million in 2005. Capacity sales revenue increased Ch$1,167 million, from Ch$55,918 million to Ch$57,085 million in 2004 and 2005, respectively, due to higher price of 3% in the average price which increased revenue by Ch$1,694 million. This increase was partially offset by lower revenue of Ch$527 million as a result of a reduction of 111 MW in the quantity sold.

     Sistema Interconectado del Norte Grande (SING)

     Physical sales of electric energy in the SING rose by 89 GWh, increasing from 2,851 GWh in the year ended December 31, 2004 to 2,940 GWh during the same period in 2005, the result of an increase in sales to the CDEC-SING (199 GWh), which was offset by a reduction in sales to mining customers Zaldívar, Lomas Bayas and Escondida (110 GWh).

     Revenue generated by the activities of AES Gener, through TermoAndes’ Salta plant, and Norgener in the SING increased by Ch$8,652 million, from Ch$86,482 million for the year ended December 31, 2004 to Ch$95,134 million in 2005. This variation was primarily due to higher energy revenue which increased by Ch$7,229 million. Additionally, the revenue from capacity sales increased by Ch$1,422 million. The higher energy revenue is associated with an increase in the average sales price of 8% partially as a result of the coal price indexation in the sales contract with Escondida, the increase in the spot price in the CDEC-SING and a higher sales volume. The increase in capacity revenue, as compared to 2004, was principally generated by the positive effect of the insurance reimbursement for business interruption coverage of Ch$1,212 million received by TermoAndes in June 2005.

     In summary, revenue from the sale of energy and capacity in the Chilean electricity sector increased 15% (Ch$43,229 million), from Ch$293,053 million in the year ended December 31, 2004 to Ch$336,282 million in 2005.

     Colombia

     Sistema Interconectado Nacional Colombiano (SIN)

     Chivor’s revenue increased by Ch$17,457 million, from Ch$75,937 million to Ch$93,394 million, as a result of an increase in spot market sales of Ch$15,794 million and higher frequency regulation sales of Ch$5,237 million, partially offset by a reduction in contract sales of Ch$3,575 million. The quantity sold in the year ended December 31, 2005 was approximately 378 GWh higher than the amount recorded in 2004, the product of an increase in contract, reconciliation and spot market sales. This variation can be partially attributed to Chivor’s commercial policy during 2005 and the maintenance performed in the second quarter of 2004 which reduced the plant’s generation. In Colombian pesos, the average contract sale price decreased from Col$80/kWh (US$30.5/MWh) to Col $76/kWh (US$32.7/MWh), while the spot market price increased from Col $64/KWh (US$24.5/MWh) in the twelve month period ended December 31, 2004 to Col$76/kWh (US$32.7/MWh) during the same period in 2005.

     Other Revenue

     Other revenue from electricity related business decreased by Ch$301 million principally as a result of the toll payment received by AES Gener from Escondida in July 2004 for the use of transmission installations.

     Revenue from other non-electricity business totaled Ch$30,906 million as of December 31, 2005, decreasing by Ch$4,986 million as compared to the level of Ch$35,892 million registered in 2004. Coal sales decreased Ch$2,927 million, steam sales decreased Ch$2,203 million from the sale of the Nacimiento Plant in August 2004 and consulting services and other revenue decreased by Ch$1,616 million. Offsetting this reduction was an increase in revenue from gas sales to third parties of Ch$1,760 million.

2004 Compared to 2003

     For the year ended December 31, 2004, our consolidated operating revenue totaled Ch$404,882 million, Ch$20,122 million higher than the revenue of Ch$384,760 million recorded during the same period in 2003. This increase is mainly due to higher revenues of: (i) Ch$24,042 million from regulated customers, Chilectra and Chilquinta, due to higher volume sold and higher regulated prices, (ii) Ch$14,732 million from spot market sales principally as a result of higher generation, and (iii) Ch$4,320 million from fuel, services and other sales. This revenue increase was partially offset by lower revenue recorded by lower sales by Chivor of Ch$7,597 million related to the reduction in spot and frequency regulation sales, lower sales to unregulated customer Escondida of Ch$5,884 million related to the new contractual terms effective since July 2004, and lower energy and capacity sales to other customers of Ch$9,492 million.

     The contribution to total sales in the different markets where AES Gener operates was as follows: SIC 50%, SING 21%, Colombia 19%, other electric services 9% and fuel and other sales 1%.

     Chile

     Revenue from the sale of energy and capacity in the Chilean electric sector increased by Ch$20,338 million to Ch$289,549 million for the year ended December 31, 2004 from Ch$269,211 million for the same period in 2003 as explained below.

     Sistema Interconectado Central (SIC)

     Physical sales of electricity in the SIC during 2004 increased by 11% from 6,679 GWh for the year ended December 31, 2003 to 7,414 GWh for the year ended December 31, 2004 as a result of higher sales to regulated clients (increase of 664 GWh), the CDEC-SIC (increase of 127 GWh) and mandatory sales to distribution companies without purchase contracts (increase of 14 GWh). This increase was offset by a reduction in sales to unregulated clients (decrease of 74 GWh), principally due to the expiration of the contract with Hidroeléctrica Guardia Vieja S.A.

     In 2004, revenue generated by the electricity business sales in the SIC increased to Ch$203,066 million, which is Ch$25,082 million higher than the Ch$177,985 million recorded during 2003. This increase is mainly explained by higher energy sales revenue of Ch$24,699 million in 2004 as a consequence of higher physical energy sales, which increased by 735 GWh, primarily related to the Argentine natural gas curtailments which reduced the production of the system’s combined-cycle units and increased the production of other thermoelectric units, such as our coal plants. The average price was also 8.3% higher than in the same period in 2003. In 2004, energy sales revenue totaled Ch$147,148 million, compared to Ch$122,449 million in the same period in 2003. Capacity sales revenue also increased by Ch$381 million from Ch$55,537 million in the year ended December 31, 2003 to Ch$55,918 million in the same period in 2004, as explained by the increase of 1,268 MW in the quantity sold which was offset by a 9% decrease in the average sales price.

     Sistema Interconectado del Norte Grande (SING)

     Physical energy sales in the SING during the year ended December 31, 2004 were higher than the level recorded in the same period in 2003, increasing from 2,817 GWh in 2003 to 2,851 GWh in 2004, as a result of higher sales to the Zaldívar, Lomas Bayas and Escondida mining companies (an increase of 59 GWh) which were partially offset by lower sales to the CDEC-SING (a decrease of 25 GWh).

     Revenue generated by AES Gener and Norgener’s operations in the SING decreased Ch$4,744 million from Ch$91,226 million for the year ended December 31, 2003 to Ch$86,482 million for the year ended December 31, 2004. This variation is explained mainly by the decrease in capacity sales revenue of Ch$14,261 million and was offset by an increase in energy sales revenue of Ch$9,518 million. Capacity sales revenue decreased, when compared to 2003, as a result of higher revenue from the firm capacity settlement which was received during February 2003 of Ch$2,509 million and lower capacity sales revenue in 2004 of Ch$11,370 million associated with the reduction in the average sales price, despite the increase of 319 MW in the volume sold, which is principally explained by the new terms in the contract with Escondida which became effective in July 2004. The increase in energy sales is due to a higher average sales price.

     Colombia

     Sistema Interconectado Nacional Colombiano (SIN)

     Chivor’s revenue for the year ended December 31, 2004 decreased by Ch$7,598 million from Ch$83,587 million to Ch$75,989 million as a consequence of lower spot and frequency regulation sales equal to Ch$9,019 million compared to the same period in 2003, offset by higher contractual revenue of Ch$1,422 million due to an increase in the sales price.

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

     Other Revenue

     Other revenue from electricity related business increased by Ch$3,059 million, from Ch$445 million for the year ended December 31, 2003 to Ch$3,505 million for the year ended December 31, 2004, principally due to higher revenue related to the renegotiation of the energy transmission contract with Escondida.

     Revenue from other businesses for the year ended December 31, 2004 was Ch$35,892 million, representing an increase equal to Ch$4,321 million compared to Ch$31,571 million recorded for the year ended December 31, 2003. This increase is explained in part by higher overall coal sales of Ch$3,017 million as a result of higher coal sales to third parties of Ch$6,440 million, which was offset by lower coal sales of Ch$3,423 million to equity-method investee, Eléctrica Guacolda. This related company purchased coal directly from suppliers during 2004, while in 2003 it assigned fuel purchases through bid processes, some of which were awarded to AES Gener. Additionally, other businesses revenue increased as a result of higher gas sales to third parties of Ch$1,912 million and higher miscellaneous revenue in the amount of Ch$1,311 million. Lower steam sales of Ch$1,920 million partially offset the overall other business revenue.

Operating Expenses

     The following table provides our operating expense information for the years ended 2003, 2004 and 2005:

	Year Ended December 31,

	2003		2004		2005

	(in millions of Ch$, except percentages)

Variable Costs:		%		%		%

Purchases of energy	77,528	31.0	74,064	27.1	77,587	23.7
Purchases of capacity	13,566	5.4	8,356	3.1	17,673	5.4
Use of transmission system	12,713	5.1	14,696	5.4	17,017	5.2
Fuel consumption	46,826	18.7	78,278	28.7	111,306	34.0
Costs of fuel sales	19,071	7.6	21,856	8.0	20,904	(6.4)
Costs of technical consultants and other	7,099	2.8	9,889	3.6	18,464	5.6

Total Variable Costs	176,803	70.8	207,139	75.9	262,951	80.3

Fixed Costs:
Fixed Costs non depreciation	24,250	9.7	19,615	7.2	21,528	6.6
Depreciation	48,827	19.5	46,288	17.0	42,775	13.1

Total Fixed Costs	73,077	29.2	65,903	24.1	64,303	19.7

Total Operating Expenses	249,880	100.0	273,042	100.0	327,254	100.0

2005 Compared to 2004

     Operating costs increased by 20% from 2004 to 2005, totaling Ch$327,254 million as of December 31, 2005. This increase was mainly the result of the increase in costs associated with fuel consumption and other expenses recorded during the period.

     Variable Costs

     Our variable costs consist primarily of purchases of electricity and capacity on the spot market, fuel consumption, mainly natural gas by Eléctrica Santiago and TermoAndes, and purchases of coal by AES Gener S.A. and Norgener. Variable costs increased by Ch$55,812 million principally due to: (i) an increase in fuel consumption of Ch$33,028 million related to the increase in the cost of fuel and higher generation by AES Gener and its subsidiaries in the SING, (ii) an increase in capacity purchases of Ch$9,318 million, (iii) higher other electricity costs of Ch$8,574 million, (iv) higher energy purchases of Ch$3,523 million and (v) higher transmission costs of Ch$2,321 million. This increase was partially offset by a lower cost of fuel sales of Ch$952 million.

     Chile

     Variable costs for our Chilean Operations consist primarily of purchases of energy and capacity on the spot market in the SIC and the SING and fuel consumption. The cost of energy purchases in Chile decreased by Ch$5,346 million. In the SIC, purchases decreased by Ch$2,197 million, explained by the reduction of 21% in the average purchase price (Ch$9,398 million), which was offset (Ch$7,201 million) by an increase of 472 GWh in the volume purchased. This effect was a result of lower gas availability and favorable hydrology in the second half of 2005. In the SING, energy purchases decreased by Ch$3,149 million due to a reduction of 214 GWh in the quantity purchased, as a result of the higher level of dispatch of Norgener and TermoAndes’ plants, at an average price that was 8% higher than in 2004.

     The cost of capacity purchases in Chile increased by Ch$9,318 million. In the SIC, capacity purchases increased by Ch$8,125 million principally as a result of the net effect of Ch$5,326 million associated with the reversal of cost provisions of Ch$9,091 million in September 2004 and the positive effect of capacity reconciliation payments in 2005 totaling Ch$3,765 million. Energy purchases also increased by Ch$2,799 million in 2005, primarily as a result of the higher quantity purchased of 502 GWh. In the SING, capacity purchases rose Ch$1,192 million as a result of an increase of 10 MW in the quantity purchased at a higher average purchase price (Ch$662 million) and the negative net impact of capacity reconciliation payments in the SING of Ch$530 million.

     The increase of Ch$8,528 million in other electricity costs is principally associated with higher expenses of Ch$6,223 million. The increase in other costs between 2004 and 2005 is composed of higher costs which resulted from the reversal of a provision of Ch$3,329 million related to an insurance reimbursement received by Eléctrica Santiago in April 2004 and a provision for additional expenses recorded in 2005 of Ch$2,894 million associated with contractual compensation payments. Additionally, other electricity costs also increased by Ch$1,941 million.

     Generation (thermoelectric and hydroelectric) by AES Gener and its subsidiaries in the SIC and SING totaled 7,766 GWh compared to 7,813 GWh in 2004. Thermoelectric generation by AES Gener and its subsidiaries was 6,280 GWh during the year ended December 31, 2005, compared to 6,387 GWh in the previous year, the result of an increase of 508 GWh in generation in the SING and a reduction of 615 GWh in generation in the SIC. In the SING, generation by Norgener and TermoAndes increased as a result of lower gas availability which affected third party plants during 2005. The reduction in generation in the SIC is explained by lower production by the Nueva Renca plant due to lower gas availability and the increase in hydroelectric generation in the system during the second half of 2005.

     Colombia

     Variable operating costs increased Ch$8,604 million, from Ch$28,767 million in 2004 to Ch$37,371 million in 2005, due mainly to the increase of Ch$8,111 million in energy purchases related to the increase of 492 GWh in the volume purchased.

     Generation in the year ended December 31, 2005 totaled 4,186 GWh, compared to 4,229 GWh in the previous year.

     Fixed Costs

     Fixed costs decreased by Ch$1,600 million, from Ch$65,903 million in the year ended December 31, 2004 to Ch$64,303 million in the same period in 2005, primarily due to lower depreciation (Ch$3,513 million) caused by a reduction in property, plant and equipment as a result of the effect of the appreciation of the Chilean peso against the dollar on the depreciation costs of foreign subsidiaries. Higher production costs related to remuneration, maintenance and other fixed operating costs (Ch$1,912 million) partially offset this decrease.

2004 Compared to 2003

     For the year ended December 31, 2004, operating costs increased by 9.3% (Ch$23,162 million). As discussed below, this increase was principally related to the increase in costs associated with fuel consumption and sales, transmission system tolls and other operating costs, which was partially offset by lower costs related to energy and capacity purchases.

     Variable Costs

     From 2003 to 2004, our variable costs increased by Ch$30,336 million, as explained by: the increase in fuel consumption of Ch$31,452 million associated with higher generation from AES Gener and its subsidiaries’ thermoelectric plants, which is primarily due to dryer hydrology and lower natural gas availability, higher fuel sale costs of Ch$2,785 million and higher transmission costs and other electric business operating costs of Ch$4,774 million. This increase was partially offset by lower energy purchases of Ch$3,464 million and lower capacity purchases of Ch$5,210 million.

     Chile

     Our energy purchase costs in the year ended December 31, 2004 in Chile increased by Ch$7,110 million compared to the same period in the previous year. In the SIC, purchases increased by Ch$9,093 million as a result of an average purchase price 28.6% higher than in 2003, which was principally associated with lower hydroelectric generation during the first few months of the year and natural gas curtailments. Partially offsetting this increase was a 55 GWh reduction in the volume purchased. In the SING, energy purchase costs decreased by Ch$1,982 million due to a reduction of 296 GWh in the volume purchased, although the average purchase price was 29% higher than in 2003.

     Our capacity purchase costs in Chile decreased by Ch$5,210 million. In the SIC, these costs decreased by Ch$6,914 million when compared to the same period in 2003, as a consequence of the Ch$8,305 million reduction in firm capacity reconciliation payments for the period from 2000 to 2004 based on the resolution by the Experts Panel. This cost reduction was partially compensated by higher purchases of Ch$1,390 million as a result of an increase in the average purchase price, despite a reduction in the quantity purchased. In the SING, capacity purchases increased by Ch$1,703 million as a result of the increase of Ch$2,809 million in Norgener’s firm capacity reconciliation payments for 2003 and 2004. Partially offsetting this increase was a reduction of Ch$1,105 million in capacity purchases associated with a reduction in the quantity purchased.

     Thermoelectric generation by AES Gener and its Chilean subsidiaries totaled 6,387 GWh during 2004 as compared to 4,956 GWh during the previous year. The increase in generation is due to lower hydrological reserves and lower gas availability during 2004. AES Gener and its subsidiaries’ total generation (thermoelectric and hydroelectric) in the SIC and SING was 7,812 GWh, compared with 6,371 GWh in 2003.

     Colombia

     Generation during the year ended December 31, 2004 was 4,229 GWh as compared to 3,818 GWh during the same period in 2003. This increase in generation resulted from the implementation of a new commercial policy which improved the management Chivor’s reservoir.

     Variable costs for our Colombian Operations consist primarily of purchases of energy on the spot market. In 2004, variable operating costs decreased by Ch$9,478 million, from Ch$39,297 million to Ch$29,818 million, principally as a result of the decrease in energy purchase costs of Ch$10,574 million, driven by lower energy purchases of 864 GWh despite an average energy price in Colombian pesos approximately 3% lower than in the same period in 2003. However, costs related to frequency regulation and other services increased by Ch$1,096 million.

     Fixed Costs

     Fixed costs decreased by Ch$7,174 million from Ch$73,077 million in 2003 to Ch$65,903 million in 2004, mainly due to lower depreciation and production costs as a result of a lower exchange rate effect related to foreign subsidiaries’ costs.

Administrative and Sales Costs

2005 Compared to 2004

     Our administrative and sales costs consist primarily of administrative personnel salaries, services rendered by third parties and insurance premiums. Sales and administration expenses increased by Ch$3,047 million, from Ch$17,980 million in 2004 to Ch$21,027 million as of December 31, 2005. This variation is due to the increase in third party services of Ch$2,041 million, higher other expenses of Ch$726 million and an increase in salaries and employee benefits totaling Ch$280 million.

2004 Compared to 2003

     Administrative and sales costs decreased by Ch$12 million from Ch$18,121 million for the year ended December 31, 2003 to Ch$18,109 million for the same period in 2004. This decrease principally results from lower insurance, third party services, computer systems and communication costs that in the aggregate amounted to Ch$3,260 million, which was partially offset by higher wages, social benefits, taxes and other costs together totaling Ch$3,249 million.

Operating Income

2005 Compared to 2004

     As of December 31, 2005, AES Gener recorded consolidated operating income of Ch$112,301 million, Ch$1,558 million below the amount of Ch$113,859 million recorded in the year ended December 31, 2004. This decrease is primarily the result of the net negative effect of firm capacity reconciliation payments in the SIC, the insurance claim reimbursement received by Eléctrica Santiago in 2004, the payment from Escondida related to the use of transmission installations in 2004 and the expense provision for contractual compensation payments recorded in 2005. All of these effects resulted in an increase in costs in 2005 which was partially offset by an increase in sales to regulated customers associated with an increase in price and the higher quantity sold, higher revenue from Escondida and improved operating results from Chivor. The indexation adjustments applied to Escondida’s contractual energy price has helped counteract the price reduction from the new contractual terms effective since July 2004.

2004 Compared to 2003

     For the year ended December 31, 2004, AES Gener reported positive consolidated operating income of Ch$113,730 million, which was Ch$3,029 million lower than the consolidated amount of Ch$116,759 million recorded in the same period in 2003. This difference is principally explained by the higher dispatch of AES Gener and its subsidiaries’ thermoelectric plants which increased fuel consumption costs. This decrease in operating income was partially offset by higher revenue received from regulated customers, the net effect of the firm capacity reconciliation payments, the transmission contract with Escondida in the amount of Ch$6,671 million and the income of Ch$3,327 million from the settlement agreement reached between Eléctrica Santiago and General Electric related to the termination of the construction contract between the parties.

Non-Operating Income

     The following table sets forth non-operating income information for the years ended 2003, 2004 and 2005:

	For the year ended December 31,
	2003	2004	2005
	(in millions of constant Ch$)

Interest income	24,204	5,923	3,828
Other non-operating income	3,052	9,777	5,547

Total non-operating income	27,256	15,700	9,375

2005 Compared to 2004

     Non-operating income decreased by Ch$6,325 million compared to year-end 2004. This variation is partially explained by a reduction of Ch$2,095 million in interest income associated with interest earned in 2004 on the loan between AES Gener and its parent company, Inversiones Cachagua, which was fully paid on February 27, 2004. Additionally, non-operating revenue decreased by Ch$4,230 million given that non-operating income was recorded in the third quarter of 2004 related to the sale of the Nacimiento plant.

2004 Compared to 2003

     Total non-operating income for the year ended December 31, 2004 decreased by Ch$11,385 million with respect to the amount recorded for the same period in 2003. This variation is explained principally by lower financial income of Ch$18,281 million related to the accrual of interest on an intercompany account receivable between AES Gener and its parent company, Cachagua, which was repaid on February 27, 2004. Other negative effects contributing to the decrease in non-operating income included a reduction of Ch$847 million principally associated with a write-off of debt recorded by TermoAndes in 2003. Offsetting these reductions was higher non-operating income of Ch$6,897 million as a result of the positive effect of Ch$5,667 million related to sale of the Nacimiento steam plant and the Colombian coal mine Carbones del Cesar in the third quarter of 2004, decrease of Chivor’s income tax provision of Ch$1,204 million, and other positive effects of Ch$873 million.

Non-Operating Expenses

     Our non-operating expenses consist primarily of interest expenses, expenses related to the issuance of debt, premium for non-conversion of bonds and provisioned losses related to the sales of assets. The following table sets forth our non-operating expense information for the years ended December 31, 2003, 2004 and 2005:

	For the year ended December 31,
	2003	2004	2005
	(in millions of constant Ch$)

Financial expenses	58,251	54,709	45,508
Other non-operating expenses	16,751	19,125	15,266

Total non-operating expenses	75,002	73,834	60,774

2005 Compared to 2004

     Total non-operating expenses decreased by Ch$13,060 million in the year ended December 31, 2005 as compared to 2004. Interest expense was reduced by Ch$9,201 million and other non-operating expenses decreased by Ch$3,859 million. The level of interest expense reflects the reduction in the company’s debt from the financial restructuring completed in 2004, principally due to the lower financial expenses recorded by AES Gener and TermoAndes. The decrease in other non-operating expenses relates to the provision of Ch$2,330 million made for the repayment of the convertible bond in 2004, which was significantly higher than the expenses recorded in 2005.

2004 Compared to 2003

     For the year ended December 31, 2004, total non-operating expenses decreased by Ch$1,125 million compared to the same period in 2003 due to lower interest expenses of Ch$3,542 million which was offset by higher non-operating expenses of Ch$2,417 million as set forth below. The decrease in interest expenses is related to our lower level of indebtedness as a result of the financial restructuring carried out in the first half of 2004.

     Non-operating expenses in 2004 increased as a result of higher losses in forward contracts and swap agreements of Ch$3,930 million, an increase in amortization of Ch$2,722 million associated with the placement expenses of new debt, an increase in the provision associated with the premium for non-conversion of bonds of Ch$1,852 million, a new provision related to litigation with Cordex Petroleums Inc. of Ch$1,328 million and other non-operating expenses of Ch$919 million. This loss was partially compensated by lower provisions related to the retirement of fixed assets, materials and other items of Ch$4,045 million, a reduction of Ch$1,517 million in the provision related to the interest rate swap previously held by subsidiaries TermoAndes and InterAndes and a decrease in other non-operating expenses of Ch$2,773 million.

Investments in Equity-Method Investees (1)

	For the year ended December 31,
	2003	2004	2005
	(in millions of constant Ch$)

Gains from investments in equity-method investees	10,445	4,758	3,752
Loss from investments in equity-method investees	(20)	(24)	(997)
Amortization of goodwill	(800)	(541)	(896)

Net income from equity-method investees (net of amortization of
goodwill and negative goodwill)	9,625	4,193	1,859

________________________________________
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

2005 Compared to 2004

     For the year ended December 31, 2005, net income from investments in related companies was Ch$1,006 million lower than during the same period in 2004, explained by the increase of Guacolda’s net income of Ch$7,373 million (Ch$5,649 in 2004), offset by a decrease in the net income of Itabo.

2004 Compared to 2003

     The contribution from investments in related companies decreased by Ch$5,432 million from 2003 to 2004, principally as a result of a negative variation in the net income of Guacolda, which was offset by a positive variation in the net income of Itabo, and the different accounting criteria applied to our investments in Gasoducto GasAndes and Gasoducto GasAndes Argentina, which reclassified our ownership interest in these companies from “equity-method investees” to “investments in other companies”.

     For the year ended December 31, 2004, Guacolda recorded net income of Ch$5,649 million which negatively compares with net income recorded in the same period in 2003 in the amount of Ch$16,778 million. Operating income recorded a negative variation of Ch$3,271 million, mainly due to higher fuel consumption costs of Ch$4,508 million and higher energy purchase costs of Ch$1,449 million, which were partially compensated by higher energy and other revenue of Ch$1,449 million. Additionally, non-operating income decreased from positive earnings of Ch$3,639 million in 2003 to a loss of Ch$5,341 million in the same period in 2004, as a consequence of a higher exchange rate effect of Ch$8,694 million.

     Itabo, in which AES Gener has 25% ownership participation, recorded net income of Ch$7,481 million in 2004, as compared with net income of Ch$4,766 million in 2003. This variation is a result of an increase in operating income of Ch$717 million, higher non-operating income of Ch$731 million and a decrease in income taxes of Ch$1,215 million.

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

     The effects of monetary restatement are summarized below in millions of Chilean pesos. The year-end values for December 31, 2003 and 2004 have been price-level restated to December 31, 2005.

	Year ended December 31,

	2003	2004	2005
	(in millions of Ch$)

Property, plant and equipment	7,372	17,651	23,936
Other assets in local currency	6,189	14,746	20,615
Other assets in foreign currency	(25,612)	12,775	9,300
Liabilities in foreign currency	12,402	(7,541)	(9,002)
UF Indexed liabilities	(5,524)	(11,459)	(14,929)
Shareholders' equity	(8,264)	(20,473)	(29,263)

Net balance sheet effect reflected in income	(13,437)	5,699	657

Net price-level restatement of income statement accounts	(179)	(958)	(969)
Net Income (losses) due to foreign exchange differences	(833)	(2,416)	(2,138)

Credit (Charge) to income	(14,449)	2,325	(2,450)

Net Non-Operating Loss

2005 Compared to 2004

     The non-operating loss of Ch$51,989 million in 2005 was Ch$372 million lower than the loss of Ch$51,617 million recorded in 2004. Non-operating income losses increased by 1%, principally as a result of lower other non-operating revenue related to the sale of a cogeneration asset in 2004 and a higher loss related to exchange rate variations. The reduction in financial expenses of Ch$9,201 million, achieved as a result of the successful financial refinancing process concluded in 2004, partially compensated the non-operating loss.

2004 Compared to 2003

     Our non-operating loss of Ch$51,487 million in 2004 was Ch$1,082 million lower than the loss of Ch$52,569 million recorded in 2003. This variation is explained principally by a positive exchange rate effect of Ch$17,203 million, higher non-operating income of Ch$6,897 million related to asset sales and lower interest expenses of Ch$3,542 million. Offsetting this decrease was lower financial income of Ch$18,281 million related to the intercompany account receivable with Cachagua which was repaid in 2004, lower earnings by equity-method investees and related companies of Ch$5,687 million and higher other non-operating expenses of Ch$ 2,417 million.

Income Taxes

2005 Compared to 2004

     The negative effect of income tax on net income decreased from Ch$19,160 million as of December 31, 2004 to a negative effect of Ch$16,027 million as of December 31, 2005. The reduction in income tax is due to a lower effect of deferred taxes on earnings, principally the result of lower foreign exchange rates in Chile and Colombia.

2004 Compared to 2003

     Income tax increased by Ch$14,119 million from Ch$5,042 million in the year ended December 31, 2003 to Ch$19,161 million in 2004. This increase is mainly due to higher income tax of Chivor due to the 14% appreciation of the Colombian peso during 2004 compared to a 3% appreciation in the same period in 2003, resulting in the generation of lower tax losses in U.S. dollars as Chivor’s tax loss carryforwards were utilized. Additionally, higher income from the sale of assets by Energía Verde in 2004 also increased income tax.

B. Liquidity and Capital Resources

Cash Flow Analysis

     As an electricity generation company with our primary market located in Chile, our operational cash flows are relatively stable and generally are only subject to significant variations under extreme hydrological conditions. Our primary operating revenue comes from our two principal products, electric energy and capacity, which are both sold under contracts to regulated and unregulated customers and on the spot market.

Balance Sheet Restructuring

Year ended December 31, 2004

     In the year ended December 31, 2004, we successfully completed a debt restructuring plan which included the transactions summarized below.

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

     On June 19, 2004, we completed our capital increase represented by a total of 714,084,243 shares of common stock totaling Ch$62,268 million (the equivalent of US$98 million at the time the capital increase transactions occurred). Pursuant to the capital increase, Inversiones Cachagua Limitada, or Cachagua, a 99.9% indirectly owned subsidiary of The AES Corporation, subscribed to 713,000,000 shares of our common stock on May 20, 2004, increasing its ownership from 98.65% to 98.79% . The proceeds of the capital increase were used in part to fund a portion of the cash tender offers and note redemptions described below. On April 25, 2006, Cachagua sold 485,000,000 shares of our common stock in a public offering in the Santiago Stock Exchange. As a result of this transaction, The AES Corporation’s ownership participation in AES Gener through Cachagua decreased to 91.19% . Therefore, The AES Corporation is currently the owner of 91.19% of our total capital through Cachagua.

     On April 16, 2004, we completed the restructuring of the debt of our Argentinean subsidiaries, TermoAndes and InterAndes, as well as the termination of the interest rate swaps covering this debt. The lenders and swap counterparties received an up-front payment that was funded with US$36.3 million of cash held in TermoAndes’ and InterAndes’ trust accounts and a cash contribution of US$25.7 million made by AES Gener. In exchange, the lenders and swap counterparties extended a new loan to AES Gener to enable it to repurchase the original notes and repay the swap termination fee, the balance of which in each case was reduced by the up-front payment described above. The loan is comprised of two tranches, A and B, both of which contain monthly principal and interest payments. Tranche A, in the amount of US$77.2 million, is related to the outstanding principal under the original notes and will be amortized from 2004 to 2010. Tranche B, in the amount of US$7.2 million, is related to the mark-to-market amount for the terminated interest rate swap agreements and will be amortized from 2004 to 2007. The interest rate for both tranches is equal to LIBOR plus a variable spread which increases semiannually. Additionally, the loan agreement provided that the remaining debt owed to Bank of America, in the amount of US$9.1 million, be repaid on June 30, 2004, which payment was made. As of December 31, 2004, we had US$77.2 million outstanding under both tranches of the new loan.

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

     We also consummated three separate cash tender offers and/or called for redemptions of our US$200 million 6 1/2 % Yankee notes due 2006, or Yankee notes, our US$73.9 million 6% U.S. convertible notes due 2005, or U.S. convertible notes, and our US$402.7 million 6% Chilean convertible notes due 2005, or Chilean convertible notes. In connection with these offers, we accepted for payment tenders of approximately US$145.2 million in principal amount of Yankee notes on February 27, 2004, representing 72.62% in aggregate principal amount of Yankee notes outstanding, and on April 2, 2004, approximately US$55.7 million in aggregate principal amount of U.S. convertible notes, representing 75.35% in aggregate principal amount of U.S. convertible notes outstanding. In connection with our offer for the Chilean convertible notes, we repurchased approximately US$156.8 million in aggregate principal amount of Chilean convertible notes on March 24, 2004, representing 38.9% in aggregate principal amount of Chilean convertible notes outstanding. On May 31, 2004, we redeemed the entire amount of our U.S. convertible notes and Chilean convertible notes outstanding after the completion of the tender offers described above for approximately US$264.1 million.

Year ended December 31, 2005

     In line with the successful financial restructuring process concluded in 2004, AES Gener continued to increase its financial flexibility during 2005. On October 24, 2005, the company executed a US$130 million syndicated loan, which was partially utilized to prepay an existing syndicated loan for US$73 million, significantly lowering the interest rate and extending the term. The new loan was also used to finance the maturity of the Yankee bond for US$54.8 million which was fully paid on January 15, 2006.

     Additionally, in 2005, Chivor also continued improving its financial structure and liquidity. On June 30, 2005, the company made a local debt prepayment of US$15 million. On December 12, 2005, the company successfully renegotiated its local syndicated loan, achieving an important reduction in the interest rate, in accordance with market conditions and the improved credit rating of the company. At the same time, the company maintained the term and coverage mechanisms in the credit agreement. The balance of this loan as of December 31, 2005 was Col$154,379 million, equivalent to US$67.5 million.

     On August 18, 2005, subsidiary Norgener executed an amendment to its local credit agreement, reducing the spread and improving the financial restrictions. The outstanding balance of this loan at year-end was US$23 million.

2005 Compared to 2004

     Total net cash flow as of December 31, 2005 was a positive Ch$7,324 million which compares to a positive level of Ch$15,460 million in 2004. This difference of Ch$8,136 million is related to the financial restructuring implemented by the company in 2004 that included payment of the loan from parent company Inversiones Cachagua, the early voluntary redemption of the convertible bonds and of a significant portion of the Yankee bonds, the issuance of the US dollar senior notes which mature in 2014, the capital increase in AES Gener and the refinancing of debt held by subsidiaries TermoAndes and InterAndes.

     Operating activities generated a positive cash flow of Ch$104,170 million, Ch$933 million more than in 2004 (equal to Ch$103,237 million). This difference is principally explained by higher accounts receivable collections of Ch$33,752 million from the increase in sales to regulated customers and lower interest payments of Ch$ 21,176 million. These positive effects were partially offset by an increase in payments to suppliers and personnel of Ch$57,127 million between 2004 and 2005.

     Financing activities generated a negative cash flow of Ch$58,877 million in the year ended December 31, 2005 compared to the negative cash flow of Ch$256,981 million in 2004. The large variation is almost completely explained by the financial restructuring process carried out in 2004. As part of this process in 2004, the company made dividend payments of Ch$94,773 million, implemented a capital increase for Ch$65,928 million and repaid a total of Ch$502,552 million in outstanding bonds (excluding Eléctrica Santiago’s bonds and the portion Yankee bonds that did not accept the early redemption offer). Additionally, in 2004, the company refinanced its obligations with the issuance of its US$400 million senior notes and with credit agreements represented by the positive cash flows of Ch$361,272 million and Ch$144,242 million, respectively.

     Finally, investment activities generated negative cash flow of Ch$37,968 million in 2005 which compares to the positive cash flow of Ch$169,203 million registered in 2004. The difference is principally explained by the reduction of Ch$188,957 million in collections from related companies, as a result of the payment of the loan made to parent company Inversiones Cachagua in February 2004. Additionally, the sale of subsidiary Energía Verde’s Nacimiento plant for Ch$10,625 million was recorded in 2004.

2004 Compared to 2003

     Total net cash flow for 2004 was positive in the amount of Ch$15,460 million, compared to the net cash flow for 2003, which was also positive in the amount of Ch$26,768 million. The difference of Ch$13,041 million between the two periods relates to the financial restructuring process carried out by AES Gener which included repayment of the intercompany account receivable by parent company Cachagua, the early redemption of our convertible bonds and a significant portion of our Yankee notes, the issuance of U.S. dollar senior notes with maturity in 2014, our capital increase and the refinancing of subsidiaries’ TermoAndes and InterAndes’ indebtedness.

     In 2004, operating activities generated a positive cash flow of Ch$103,237 million, Ch$23,851 million less than the level obtained in 2003 of Ch$127,088 million, which is explained by: higher payments to suppliers and personnel of Ch$74,759 million, higher interest of Ch$18,527 million during the period associated with the early debt redemptions and a decrease of Ch$2,257 million in other operating income. These outflows were partially offset by higher revenue of Ch$67,426 million in collections from accounts receivable, Ch$1,230 million in lower expenses, Ch$2,229 million in lower taxes paid and Ch$807 million in dividends received.

     Financial activities during 2004 generated a negative cash flow of Ch$256,981 million compared to the negative flow of Ch$130,380 million recorded in 2003. The difference of Ch$126,601 million is explained primarily by:

  a reduction in debt of Ch$476,639 million as a result of the voluntary early redemption of the Chilean and U.S. convertible notes, the payment of a significant portion of the Yankee notes and the payment of TermoAndes’ and InterAndes’ notes, higher loan payments of Ch$128,394 million by subsidiaries Chivor, Norgener and Energía Verde during 2004,

  higher dividend payments of Ch$61,476 million in February 2004 related to the distribution of 100% of the net income from the previous fiscal year plus an interim dividend paid in September and December of 2004, and higher expenses of Ch$31,442 million associated with the issuance of US$400 million senior notes by AES Gener and US$170 million senior notes by Chivor.

     The negative financial cash flow was partially offset by cash inflows equal to Ch$361,273 million received from the issuance of senior notes by AES Gener and Chivor, Ch$144,242 million received from borrowings related to the new credit agreements executed in order to refinance the indebtedness of subsidiaries TermoAndes, InterAndes, Chivor and Norgener, and Ch$65,929 million from the issuance of shares related to our capital increase effectuated in May and June of 2004.

     Investment activities generated cash flow of Ch$167,470 million in 2004, which is considerably higher than the cash flow of Ch$30,059 million recorded for the year ended December 31, 2003. The positive variation of Ch$137,412 million is explained by higher collections from, and fewer loans to, related companies of Ch$158,793 million, principally resulting from the repayment of the intercompany account receivable in February 2004 by our parent company Cachagua, an increase in revenue of Ch$10,256 million associated with the sale of Energía Verde’s Nacimiento plant to customer Empresas CMPC S.A. and Ch$3,810 million related to the sale of Colombian coal mine Carbones del Cesar, lower investments of Ch$1,311 million in financial instruments, and other investment payments of Ch$911 million. These positive investment activities were partially offset by:

  higher disbursement of Ch$26,115 million related to the payment of the Norgener’s supplier credit agreement,

  lower revenues of Ch$10,223 million from other investments, and lower other investment activities of Ch$1,330 million.

2005 Capital Expenditures

     We have included in our budget for the year ending December 31, 2006 capital expenditures totaling approximately US$50.4 million. The principal expenditure is related to Los Vientos turbine located in the municipal district of Llay Llay in Chile’s Region V. Construction of this project was initiated at the end of the year 2005 and was completed in 2006.

Sources of Our Cash Flows

     We expect that we will have sufficient resources from operations to fund our currently anticipated capital expenditures, for working capital needs and for general corporate purposes. In general, there is no significant seasonality with respect to borrowing requirements and maturity profile of borrowings in our normal course of business.

     With regard to new facilities, we expect to fund our future projects and investments with a combination of internally generated cash, sales of assets and additional indebtedness, including project financing. Such indebtedness may be incurred by our subsidiaries and may or may not be guaranteed by AES Gener. See “Item 4. Information on the Company—Capital Investments” for a discussion of our development projects.

     Certain of our credit agreements contain provisions that impose restrictions on the transfer of funds in the form of cash dividends, loans or advances. The indenture governing our 7.50% senior notes due in March 2014 and the syndicated credit agreement we executed on October 24, 2005 both contain provisions that restrict payments of dividends which exceed the sum of, without duplication, 100% of consolidated net income accrued during each accounting period to the end of the most recent fiscal quarter plus US$10 million. However, these agreements do not prohibit minimum legally required dividend payments in accordance with applicable law, which in Chile are equal to 30% of net income for each fiscal year.

     Additionally, the indenture governing Chivor’s 9.75% senior notes due 2014 restricts payments including dividends, subordinate loan payments and investments by requiring, among other things, that prior to such disbursements, the interest reserve account be fully funded in an amount sufficient to provide for the payment in full of the next succeeding scheduled interest payment on the notes. In particular, the indenture limits the payment of permitted dividends to 100% of consolidated net income accrued during the period from November 30, 2004 to the end of the most recent fiscal quarter.

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

     We maintain a diversified portfolio of short term investments in financial instruments, including bank deposits, commercial paper and bonds. Since the Company’s functional currency is the U.S. dollar, our investment policy requires us to maintain a balanced portfolio between Chilean peso and U.S. dollar-denominated investments. In 2005, we held an average of US$82.7 million in financial investments, of which almost 78% were in U.S. dollar-denominated instruments.

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

Long-Term Debt

     Our long-term bank debt consists principally of U.S. dollar-denominated loans from certain financial institutions. We have also issued bonds and other long-term debt, primarily in U.S. dollars, in Chile, the United States and Colombia. See Note 17 to our audited consolidated financial statements for additional information.

     Long-term liabilities decreased by 17% from Ch$556,387 million as of December 31, 2004 to Ch$459,315 million as of December 31, 2005. The decrease in long-term liabilities principally resulted from the repayment of bank liabilities and the transfer of AES Gener’s outstanding balance related to the Yankee Bond due in 2006 to short-term liabilities . The following table details long-term bank liabilities, including principal and interest, as of December 31, 2005.

Long-Term Bank Liabilities as of December 31, 2005

							Average
					More than	Total	Annual
		1-2 Years	2-3 Years	3-5 Years	5 Years	Long-Term	Interest Rate
Bank	Currency	Million Ch$	Million Ch$	Million Ch$	Million Ch$	Million Ch$	%

Calyon	US$	-	4,135	16,538	16,542	37,215	5.22%
Banco de Chile	US$	2,973	2,973	2,973	-	8,918	5.57%
Bancolombia	Col$	3,964	3,964	7,929	3,991	19,849	12.89%
Banco de Bogotá	Col$	831	831	1,663	837	4,163	12.89%
Av Villas	Col$	178	178	357	180	894	12.89%
Banco de Occidente	Col$	343	343	686	346	1,719	12.89%
Corficol	Col$	178	178	357	180	894	12.89%
Corfivalle	Col$	270	270	541	272	1,353	12.89%

Total		8,739	12,874	31,044	22,348	75,004

     The table below details the Company’s outstanding bond liabilities as of December 31, 2005.

Bonds Payable as of December 31, 2005

	Issue Amount						Carrying
	Outstanding				Periodicity	Periodicity	Value
	(in issue	Issue	Interest	Maturity	Interest	Principal	2005	Place of
Series	currency)	Currency	Rate %	Date	Payments	Payments	Million Ch$	Issuance

-	54,751,000	US$	6.50%	15-Jan-06	Semiannual	Upon Maturity	-	U.S.
-	400,000,000	US$	7.50%	25-Mar-14	Semiannual	Upon Maturity	205,000	U.S.
A	57,500,000	US$	8.00%	15-Oct-09	Semiannual	Semiannual	17,681	Chile
B	1,086,000	U.F.	7.50%	15-Oct-24	Semiannual	Semiannual	19,413	Chile
-	170,000,000	US$	9.75%	30-Dec-14	Semiannual	Upon Maturity	87,125	U.S.

Total							329,220

Chivor

     On November 30, 2004, Chivor completed a US$253 million refinancing. As a part of the refinancing, Chivor completed the sale of US$170 million of 9.75% Senior Secured Notes due in 2014 pursuant to Rule 144A and Regulation S of the Securities Act of 1933, as amended. Chivor also closed a local peso-denominated syndicated Colombian bank facility for approximately US$83 million, at the time the agreement was executed, with a 7-year maturity and quarterly principal payments. On June 30, 2005, the company made a local debt prepayment of US$15 million. On December 12, 2005, the company successfully renegotiated the terms of its local syndicated loan, achieving a reduction in the interest rate, in accordance with market conditions and the improved credit rating of the company. At the same time, the company maintained the contractual terms in the credit agreement. The balance of this loan as of December 31, 2005 was Col$154,379 million, equivalent to US$67.5 million.

     Eléctrica Santiago Local Bonds

     In September 1999, the SVS approved the issuance by Eléctrica Santiago of a local bond of US$100 million, which was principally used to prepay debt to General Electric for the construction of the Nueva Renca combined-cycle plant. This bond was divided into a U.S. dollar-denominated tranche of US$60 million and a UF-denominated tranche equivalent to US$40 million. In October 1999, Eléctrica Santiago placed US$57.5 million of the dollar-denominated tranche, which matures in October 2009. A portion of the outstanding principal is to be paid semiannually beginning April 2005. Interest is paid semiannually and the annual interest rate is 8%. The outstanding amount as of December 31, 2005 was US$46.0 million. In July 2000, Eléctrica Santiago placed the UF-denominated tranche of UF1,086 million. A portion of the outstanding principal is to be paid semiannually beginning April 2006. Interest is paid semiannually, and the annual interest rate is 7.5% . The outstanding amount as of December 31, 2005 was UF1,086 million, equivalent to US$38.0 million.

     The indentures governing these issuances establish the following financial covenants, which were fully complied with as of December 31, 2005:

  unpledged assets must equal at least 125% of unsecured liabilities;

  the ratio of debt to equity may not exceed 1.75 to 1.00;

  a minimum equity level of UF2 million (approximately US$70 million) must be maintained; and

  “Essential Assets” which represent more than 40% of total assets may not be sold, without the previous authorization of the bondholders.

     In October 2006, Eléctrica Santiago refinanced its U.S. dollar-denominated tranche by prepaying the outstanding US$40 million balance of the bond and executing a local syndicated credit agreement for US$30 million with an 8 year term.

     Yankee Notes

     In January 1996, we issued US$200 million aggregate principal amount of our 6½% notes due January 15, 2006 in the United States. On November 24, 2003, we announced a cash tender offer for any and all of our Yankee notes. Our cash tender offer for the Yankee notes expired on February 27, 2004 and, upon expiration, we accepted for payment US$145.2 million aggregate principal amount of such notes, representing 72.62% in aggregate principal amount of such notes outstanding as of such time. As of December 31, 2005, the amount of Yankee notes outstanding was US$54.8 million. In accordance with the scheduled amortization, this amount was paid in full on January 15, 2006.

     Norgener

     We financed the construction of Norgener’s Tocopilla thermoelectric plant through a US$97 million loan provided by Mitsubishi Heavy Industry with an annual interest rate of 8.17% . In order to guarantee 50% of the loan, Norgener granted Mitsubishi Heavy Industry a stand-by letter of credit issued by Banco de Chile for up to US$50 million. Additionally, in order to guarantee the amount of the letter of credit, Norgener pledged Unit No. 2 of the Tocopilla Plant in favor of Banco de Chile.

     On November 26, 2004, Norgener refinanced the entire amount outstanding under the supplier credit with the proceeds from a US$29 million bank facility. This refinancing allowed Norgener to reduce interest expenses and to extend by two years (to 2009) the final maturity of its obligations. Norgener’s Unit No. 2 continues to be pledged to the lender under the terms of the new credit agreement. On August 18, 2005, Norgener executed an amendment to the credit agreement, reducing the interest rate and improving the financial restrictions, in accordance with market conditions. As of December 31, 2005, the balance of this obligation was US$23.2 million.

     7.50% Senior Notes

     On March 22, 2004, we consummated the issuance of US$400 million aggregate principal amount of 7.50% senior notes due 2014. The note offering was made only to qualified institutional buyers in compliance with Rule 144A under the Securities Act and to persons outside the United States under and in compliance with Regulation S of the Securities Act. Pursuant to the registration rights agreement governing the notes, we subsequently filed a registration statement with the SEC which was declared effective on November 24, 2004. Our offer to exchange the outstanding unregistered 7.50% senior notes due 2014 for a like principal amount of notes registered under the Securities Act closed on January 21, 2005. In connection with this offer, we accepted tenders for an aggregate principal amount of US$399.6 million, or 99.91% of our senior notes. As a result, the outstanding portion of Regulation S notes is US$0.4 million.

Syndicated Credit Agreement

     On October 24, 2005, the company executed a US$130 million syndicated loan, which was partially utilized to prepay an existing syndicated loan for US$73 million related to debt originally issued by TermoAndes and InterAndes, significantly lowering the interest rate and extending the term. The interest rate applicable under the agreement is based on LIBOR plus a spread and the loan will be amortized annually from 2008 to 2012. On November 2, 2005, we executed an interest rate swap agreement for this loan with Banco de Chile which fixed LIBOR at 4.9795% . The balance of this credit agreement as of December 31, 2005 was US$72.6 million. The new loan was also used to finance the maturity of the Yankee bond for US$54.8 million which was fully paid in January 2006. As a result of the scheduled second disbursement of principal under this agreement on January 10, 2006, on March 31, 2006, the outstanding balance of this credit agreement was US$130 million.

Guarantees and Contingencies

     As of December 31, 2005, we had a guaranty outstanding in favor of third parties in respect of US$1.2 million principal amount of a loan incurred by GasAndes Argentina to finance a portion of the cost of construction of the GasAndes pipeline.

     Additionally, as of December 31, 2005, AES Gener had outstanding the following contingencies relating to the debt of certain of its subsidiaries:

  In September 1998, as part of the financing obtained by our wholly owned subsidiaries TermoAndes and InterAndes, we pledged all our shares in these subsidiaries in favor of Banco Francés Uruguay S.A. Additionally, under the terms of the credit agreement, the InterAndes transmission line was pledged and a mortgage of the TermoAndes’ properties was executed in favor of Banco Francés Uruguay S.A. Under the terms of the debt restructuring of TermoAndes and InterAndes, these pledges and mortgage were released as part of the new loan agreement granted to AES Gener in October 2005 in connection with the restructuring of the TermoAndes and InterAndes indebtedness as described above.

  Under the terms and conditions governing Chivor’s senior secured notes and local peso-denominated syndicated Colombian bank facility, both of which were issued on November 30, 2004, Energy Trade’s and Energía Verde’s shares in Chivor were pledged in favor of the lenders.

  To guarantee the interest reserve account established under Chivor’s senior notes indenture, on December 28, 2005, Chivor provided a 180-day renewable stand-by letter of credit for a total aggregate amount of up to US$8.3 million.

  Under the terms of the credit agreement executed by Norgener and Banco de Chile on November 26, 2004, Norgener’s Unit No 2 is pledged in favor of the lenders.

     None of our subsidiaries has guaranteed AES Gener’s debt. Other non-financing related contingencies are contained in Note 26 to our audited annual consolidated financial statements included in this annual report.

     Financial Covenants. Under the terms of our credit agreements, certain financial covenants apply to us. The financial covenants established in the 7.50% senior notes, which closed on March 22, 2004, and the syndicated credit agreement, which closed on October 24, 2005, include certain financial limitations, including limitations on indebtedness, sales of assets, restricted payments and transactions with affiliates, among others. In the case of indebtedness, we and our subsidiaries may not incur any additional indebtedness unless on the date of such incurrence, the interest coverage ratio would be no less than 2.4:1 and the total debt to EBITDA ratio would be no greater than 4.5:1. Additionally, the indenture governing Chivor’s senior notes issued on November 30, 2004 also contains similar financial restrictions on indebtedness, sales of assets, restricted payments and transactions with affiliates, among others. In particular, Chivor is limited from incurring indebtedness and making restricted payments unless the interest coverage ratio would be no less than 2.25:1 and the total debt to EBITDA ratio would be no greater than 3.80:1.

     Rating Trigger Clauses. Under the terms of some credit arrangements, certain rating trigger clauses are applicable to AES Gener, some of which may affect our liquidity:

  Under the transportation contract between TermoAndes and TGN, TermoAndes must maintain an investment grade credit rating granted by Standard & Poor’s, Moody’s or any other international credit agency or provide a performance guarantee from one or more of its shareholders with an investment grade rating or a letter of credit. As of December 31, 2005, TermoAndes’ local credit rating satisfied the investment grade requirement under the contract.

  Our subsidiary, Eléctrica Santiago, has gas transportation agreements in place with GasAndes Chile and GasAndes Argentina to transport natural gas from Argentina to its combined-cycle facility in Santiago. Similarly, AES Gener entered into contracts with GasAndes Chile and GasAndes Argentina for a future generation project that was later assigned to Eléctrica Santiago. These contracts require that Eléctrica Santiago or AES Gener, as the case may be, maintain certain international or national rating levels, with two rating agencies approved by the Chilean Central Bank, or provide a performance guarantee or letter of credit. As a result of the gas restrictions applied to Chilean generation companies in 2004, Eléctrica Santiago’s ratings were reviewed by two local rating agencies, one of which decreased Eléctrica Santiago’s rating below the level defined in the transportation contracts in June 2004 and the other lowered the company’s rating in June 2005. In compliance with the agreements, Eléctrica Santiago provided non-endorsable letters of credit in an aggregate amount equal to US$16 million to guarantee the performance of its obligations under natural gas transportation agreements.

  Our subsidiary, Eléctrica Santiago, has a gas transportation agreement in place with TGN. This contract requires that Eléctrica Santiago maintain an investment grade rating, international or national, as defined in the contract, or provide a performance guarantee or letter of credit. As mentioned above, in June 2004 and June 2005, Eléctrica Santiago’s local ratings were lowered.

  The indenture for our senior notes issued in 2004 includes a release of covenants clause under which certain covenants are suspended if the rating assigned to the notes by two of the three rating agencies (Standard & Poor’s, Moody’s and Fitch) is an investment grade rating and no default has occurred or is continuing.

     As of December 31, 2005, the international credit rating level assigned to our long-term debt was “BB+” by Standard & Poor’s, “BB” by Fitch and “Ba3” by Moody’s. With regard to our international credit rating, significant improvements were made in the first half of 2006. In April 2006, S&P upgraded AES Gener to “BBB-”, in May 2006, Moody’s increased our credit rating to “Ba1” and in June 2005, Fitch upgraded AES Gener to “BB+”. As of December 31, 2005, our local credit rating assigned by Feller Rate Ltda. was “BBB+”. In August 2006, Feller Rate Ltda. upgraded AES Gener to “A”. Our shares have been approved by the Comisión Clasificadora de Riesgo, the Institutional Rating Commission, or CCR, thereby permitting Chilean pension funds to invest in our securities.

Functional and Reporting Currency

     Under Chilean GAAP, financial statements are adjusted for the effect of changes in the purchasing power of the Chilean currency during each period and presented in constant Chilean pesos, or the reporting currency, as mentioned in Note 1(b) of our audited consolidated financial statements. Transactions are recorded in Chilean pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were originally recorded are recognized in the income statement of the period.

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

     However, subsequent to the issuance of our December 31, 2002 consolidated financial statements, we determined that our reconciliation of net income and shareholders’ equity from Chilean GAAP to U.S. GAAP was not prepared assuming that the U.S. dollar was the functional currency, but rather continued to reflect the Chilean peso as the functional currency. Therefore, the reconciliation of net income and shareholders’ equity to U.S. GAAP as of and for the years ended December 31, 2002 was restated to give effect to the determination of the U.S. dollar as the functional currency. Accordingly, we remeasured into U.S. dollars the consolidated financial statements as of and for the years ended December 31, 2003, 2004 and 2005, and translated these financial statements into the reporting currency, the Chilean peso, by applying the procedures specified in SFAS No. 52.

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

     The amounts obtained from the remeasurement process referred to above are translated into Chilean pesos in accordance with the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Ch$593.8, Ch$557.4 and Ch$512.50 to US$1.00 as of December 31, 2003, 2004 and 2005, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the monthly average exchange rate during the period. The translation effect of changes in the exchange rates is included as a cumulative translation adjustment in shareholders’ equity.

     For further information relating to functional and reporting currency, see Note 37.I.(b) to our audited annual consolidated financial statements.

Critical Accounting Policies

     Financial Reporting Release No. 60 encourages all companies to include a discussion of critical accounting policies or methods used in the preparation of the financial statements. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, which would potentially result in materially different results under different assumptions and conditions. We believe that our critical accounting policies in the preparation of our financial statements are limited to the policies described below. For a summary of significant accounting policies and methods used in the preparation of the financial statements, see Note 1 to our consolidated financial statements.

     Functional Currency: Upon our acquisition by The AES Corporation in 2000, we designated the U.S. dollar as our functional currency in accordance with SFAS No. 52. As a consequence, our financial results are not affected by foreign exchange fluctuations, except for those asset and liability line items expressed in Chilean pesos and other non-U.S.-denominated currencies. For a discussion see above “Item 5. Operating Financial Review and Prospects—Functional Currency”.

     Revenue Recognition: In accordance with Chilean GAAP, the revenues from the sale of electricity are recorded based on output delivery and capacity provided at rates as specified under regulated market terms, under contract terms or at prevailing spot market prices.

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

     Accounting for Derivative Instruments and Hedging Activities: The Company’s financial derivative instruments are primarily short duration foreign currency forward exchange contracts to purchase U.S. dollars and sell UF and interest swaps.

     Under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, we recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. Changes in fair value of derivatives are recognized in earnings unless specific hedge criteria are met. Income and expense related to derivative instruments are recorded in the same category as generated by the underlying asset or liability.

     SFAS No. 133 enables companies to designate qualifying derivatives as hedging instruments based on the exposure being hedged. These hedge designations include fair value hedges and cash flow hedges. Changes in the fair value of a derivative that is highly effective as, and is designated and qualifies as, a fair value hedge are recognized in earnings as offsets to the changes in fair value of the exposure being hedged. Changes in the fair value of a derivative that is highly effective as, and is designated as and qualifies as, a cash flow hedge are deferred in accumulated other comprehensive income and are recognized in earnings as the hedged transactions occur. Any ineffectiveness is recognized in earnings immediately. For all hedge contracts, the Company provides formal documentation of the hedge and effectiveness testing in accordance with SFAS No. 133. If we deem that the derivative is not highly effective as a hedge, hedge accounting will be discontinued prospectively.

     Estimates of fair values of financial instruments for which no quoted prices or secondary market exists have been made using valuation techniques such as forward pricing models, present value of estimated future cash flows and other modeling techniques. These estimates of fair value include assumptions made by the Company about market variables that may change in the future.

     For cash flow hedges of forecasted transactions, AES Gener must estimate the future cash flows represented by the forecasted transactions, as well as evaluate the probability of occurrence and timing of such transactions. Changes in conditions or the occurrence of unforeseen events could require discontinuance of hedge accounting or could affect the timing for the reclassification of gains or losses on cash flow hedges from accumulated other comprehensive loss into earnings.

     Property, Plant and Equipment: The value of investments in property, plant and equipment is capitalized. Work in progress includes labor, materials, financing debt, interest and an allocation of some general and overhead costs. Maintenance and repairs, including replacement of minor items of property, are charged to maintenance expense as incurred. When depreciable property units are retired, the original cost and dismantling charges, less salvage value, are charged to accumulated depreciation. The direct and indirect financing costs associated with projects under construction are capitalized as a component of the asset value; however, under Chilean GAAP, the capitalization of interest expenses associated with projects under construction is optional when incurred on debt that is not directly related to such projects. Under U.S. GAAP, the capitalization of interest on qualifying assets under construction is required for the interest that could have been avoided if the expenditure had not been made. These costs are capitalized based on a real average financing cost rate.

     Under Chilean GAAP, the interest expenses associated with plants under construction are required to be capitalized until plants have commenced operation, which occurs upon receipt of operation certification approval from the regulatory agency and/or upon utilization of a minimum of 50% of total plant capacity.

     Under Chilean GAAP, long-lived assets are subject to impairment tests when circumstances indicate that impairment may exist. In determining whether impairment exists, the Company evaluates whether the operating revenue of the entity will be sufficient to cover its costs including depreciation (Technical Bulletin N°33). The entity’s revenues are estimated based on its undiscounted cash flows.

     Pension and Post-Retirement Benefits: We sponsor a defined benefit plan for employees. This plan pays benefits to employees at retirement using formulas based on participants’ years of service and compensation. We provide certain additional benefits for certain retired employees as well.

     Recorded pensions and other post-retirement benefit liabilities reflect our best estimate of the future cost of honoring our obligations under these benefit plans. In accounting for defined benefit plans, actuarial calculations are made. These calculations contain key assumptions, which include: employee turnover, mortality and retirement ages, discount rates, future salary and benefit level, claim rates under medical plans and future medical cost. These assumptions change as market and economic conditions change and any change in any of these assumptions could have a material effect on our reported results from operations

     Severance Indemnities: Severance indemnities with our employees are calculated based on the liability projected cost present value, using a discount rate of 8%.

     Accounting for Income and Deferred Taxes: In accordance with Chilean law, the Company and each of its subsidiaries compute and pay taxes on a separate basis. We estimate our actual current tax exposure while assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. As a transitional provision under Chilean GAAP, we recorded a contra asset or liability offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability amounts must be amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates, calculated using the tax rates in effect at the time of reversal, with the exception of tax loss carryforwards, which are being reversed as utilized. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is unlikely, we establish a valuation allowance. In order for us to estimate the realizable value of deferred tax assets and the average reversal periods of contra assets or liabilities, we must make assumptions about future events that are highly uncertain at the time of estimation.

New Accounting Standards

     Share-Based Payment: In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revised Statement of Financial Accounting Standard (“SFAS”) No. 123, “Share-Based Payment.” SFAS 123R eliminates the intrinsic value method as an alternative method of accounting for stock-based awards under Accounting Principles Board (“APB”) No. 25 by requiring that all share-based payments to employees, including grants of stock options for all outstanding years, be recognized in the financial statements based on their fair values. It also revises the fair-value based method of accounting for share-based payment liabilities, forfeitures and modifications of stock-based awards and clarifies the guidance under SFAS No. 123 related to measurement of fair value, classifying an award as equity or as a liability and attributing compensation to reporting periods. In addition, SFAS No. 123R amends SFAS No. 95, “Statement of Cash Flows,” to require that excess tax benefits be reported as a financing cash flow rather than as an operating cash flow.

     Effective January 1, 2003, the Company adopted the fair value recognition provision of SFAS No. 123, as amended by SFAS No. 148, prospectively to all employee awards granted, modified or settled after January 1, 2003. The Company adopted SFAS No. 123R and related guidance on January 1, 2006, using the modified prospective transition method. Under this transition method, compensation cost will be recognized (a) based on the requirements of SFAS No. 123R for all share-based awards granted subsequent to January 1, 2006 and (b) based on the original provisions of SFAS No. 123 for all awards granted prior to January 1, 2006, but not vested as of this date. Results for prior periods will not be restated. Management is currently evaluating the effect of the adoption of SFAS No. 123R under the modified prospective application transition method, but does not expect the adoption to have a material effect on the Company’s financial condition, results of operations or cash flows.

     Conditional Asset Retirement Obligations: In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47 “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143,” which clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143 “Accounting for Asset Retirement Obligations.” Specifically, FIN 47 provides that an asset retirement obligation is conditional when the timing and/or method of settling the obligation is conditioned on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005.

     The Company’s asset retirement obligations covered by FIN 47 primarily include conditional obligations to demolish assets or return assets in good working condition at the end of the contractual or concession term, and for the removal of equipment containing asbestos and other contaminants. As of December 31, 2005, the Company recorded additional asset retirement obligations in the amount of ThCh$185,598, as a result of the implementation of FIN 47. The cumulative effect of the initial application of this Interpretation was recognized as a change in accounting principle in the amount of ThCh$162,539, net of income taxes.

     The pro forma net income (loss) and earnings (loss) per share resulting from the adoption of FIN 47 for the years ended December 31, 2005, 2004 and 2003, is not materially different from the actual amounts reported in the accompanying consolidated statement of operations for those periods. Had FIN 47 been applied during all periods presented, the asset retirement obligations at December 31, 2003 and December 31, 2004 would have been approximately ThCh$381,374 and ThCh$150,149, respectively.

     Exchanges of Non-Monetary Assets: In December 2005, the FASB issued Statement No. 153, “Exchanges of Nonmonetary Assets” - an amendment of APB Opinion No. 29 or SFAS No. 153, which amends APB Opinion No. 29, “Accounting for Nonmonetary Transactions” to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

     Accounting Changes and Error Corrections: In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections” – a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. The statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.

     The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments: On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments,” which nullifies certain requirements of Emerging Issues Task Force Issue (“EITF”) No. 03-1, “The Meaning of Other-Than Temporary Impairment and its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, “Recognition of Other Than. Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value.” The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005. The Company does not expect the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

     Determining the Amortization Period for Leasehold Improvements Purchased After Lease Inception or Acquired in a Business Combination: At the June 15 and 16, 2005 EITF meetings, and further modified at the September 15, 2005 meeting, the EITF discussed Issue 05-6, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination,” (“EITF 05-6”), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. This EITF does not affect the Company’s financial position, results of operations or cash flows.

     Accounting for Certain Hybrid Financial Instruments: In February 2006 The FASB has issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments” – an amendment of FASB Statements No. 133 and 140.” The new statement:

a)	Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

b)	Clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”;

c)
Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

d)	Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

e)
Amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

     SFAS 155 generally is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after 15 September 2006. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

C. .Research and Development, Patents and Licenses

     During 2003, 2004 and 2005, we have not had any material research or development expenses.

D. Trend Information

     As described above in “Item 5. Overview”, the most significant variables affecting our results are the prices of energy and capacity, weather conditions, prices and availability of fuels and foreign exchange variations in the countries in which we operate.

Increasing fuel costs

     Effect of the Argentinean natural gas crisis on our operations

     The supply and cost of fuel for our generation facilities has varied significantly in the past year. As explained in “Risk Factors—Risk Factors Related to Our Chilean Operations” and “Risk Factors—Risk Factors Related to Our Argentinean Operations” in this annual report, our combined cycle plants operated by Eléctrica Santiago and TermoAndes have suffered contractual gas curtailments since 2004. The Argentinean government’s establishment of an export duty to be applied to natural gas exports and electricity exports has also added uncertainty.

     The reductions in the supply of natural gas to Eléctrica Santiago since 2004 have forced it to reduce its output, as well as to generate with diesel oil as a substitute for natural gas at certain times, increasing its cost of production. In 2005, during certain periods, Eléctrica Santiago’s gas suppliers provided coal as an alternative energy source for electricity generation in Argentina, thereby continuing to deliver natural gas to Eléctrica Santiago. However, such gas supplies are provided at a higher cost, equivalent to the cost of the alternative energy supplied to the Argentinean market. Similarly, since 2004, TermoAndes has also suffered interruptions in its contractual gas supplies and has been forced to buy substitute gas and/or alternative fuels at a higher price, increasing its cost of production. Additionally, during certain periods in 2004, TermoAndes’ generation was reduced as a result of gas curtailments. As the situation in Argentina develops, Eléctrica Santiago and TermoAndes could continue to experience a reduction in gas supply and generation output and we, including AES Gener, Eléctrica Santiago and Norgener and our equity-method investees could be negatively impacted by price increases in the Chilean spot energy markets as a result of a reduction in the supply and/or an increase in the cost of natural gas from Argentina.

     Other fuel cost increases

     In addition to increasing natural gas prices, the international price of coal, the other principal fuel for our facilities, increased during the last quarter of 2005. Market forecasts project a moderate increase in coal prices in the next 12 months. Additionally, the price of diesel oil, the fuel used for our peaking turbines and the only alternative fuel for our combined cycle plants, also increased in 2005, in accordance with the international increase in the price of oil, and we expect the current price level to be maintained or experience additional increases during the next 12 months.

     Although any permanent increase in fuel prices should be reflected in energy sales prices in the long-term, as described in “Regulation of Electricity Generation in Chile, Colombia, Argentina and the Dominican Republic—Chile—Sales to Distribution Companies”, there may be a timing lag as fuel cost increases would only be incorporated in regulated prices on a semiannual basis. The Chilean Comisión Nacional de Energía’s or National Energy Commission’s most recent semiannual tariff setting processes since April 2005 have reflected the recent increase in fuel costs, principally related to higher coal prices and natural gas curtailments, increasing the regulated energy or node price charged to distribution companies. The amendment to the Electricity Law, which became effective on May 19, 2005, also included a modification of regulated node price methodology, progressively replacing the node price with public bid prices and an improvement in the correlation between regulated node prices and unregulated market prices in the interim period. As result of this amendment, the energy node price increased by approximately 30% in June 2005. In the future, we may be exposed to additional increases in spot prices, as well as higher production costs due to higher fuel prices, dry weather and natural gas curtailments, resulting in an increase in the marginal cost at which we purchase and sell energy. With regard to our power purchase agreements with non-regulated customers, certain of these contracts are indexed to fuel price variances.

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

     The aggregate minimum payments required to be made under all gas supply and transportation agreements, whether or not we are able to take delivery of the gas, are as follows:

	Millions of US$	Millions of Ch$
2006	100	51,152
2007	108	55,190
2008	108	55,222
2009	110	56,189
2010	114	58,239
Thereafter	713	365,609

Total	1,252	641,602

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

     Gas supply agreement between AES Gener and Consorcio Sierra Chata

     In 1997, AES Gener entered into a 16-year gas supply agreement with Sierra Chata Consortium, formed by Mobil Exp. & Dev. Inc.—Argentinean Branch, Total Austral S.A., Atalaya Energy S.A., Canadian Hunter Argentina S.A. and Petrolera Santa Fe S.A., to produce natural gas in the Neuquén region of southern Argentina. This agreement was signed to provide for the natural gas requirements of Eléctrica Santiago’s Nueva Renca combined-cycle gas-fired plant. The base contracted capacity is 1.74 million cubic meters per day delivered in Neuquén. The contract includes an obligation on the part of the supplier to provide up to 100% of the gas contracted and an average annual take-or-pay obligation of 75%, with a recovery period of three years for the purchase of the remaining take-or-pay gas not consumed, which can be sold to other consumers in Chile or Argentina directly or through Sierra Chata. At the time AES Gener entered into this contract, the contract price reflected market conditions in the Neuquén basin. Since domestic transactions were pesofied and the market reference was not clear, a price reduction was agreed to and the price was reset several times through December 2006.

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

     Gas transportation agreement between Eléctrica Santiago and GasAndes Chile and GasAndes Argentina

     In 1997, Eléctrica Santiago entered into two 25-year firm take-or-pay gas transportation agreements with GasAndes Chile and GasAndes Argentina for the Chilean and Argentinean portions of the pipeline, respectively. The contracted volume under each contract is 1.74 million cubic meters per day, transported from Mendoza to the Santiago Metropolitan Region. To optimize the management of available gas and transportation, Eléctrica Santiago has entered into an agreement with Metrogas, the local gas distributor, as is detailed below.

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

     Gas supply agreement and gas transportation agreement between Eléctrica Santiago and Metrogas

     In order to optimize gas supply and transportation for the seasonal requirements of electricity generation, a take-or-pay gas sale and transportation agreement was executed by Eléctrica Santiago and Metrogas. This agreement provides for a volume of 160,000 cubic meters per day, which is approximately 9% of the gas and transportation contracted by Eléctrica Santiago. The agreement provides Eléctrica Santiago with an option to re-buy the volume sold. This contract expired on March 31, 2006.

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

     Third-Party Guarantees

     As mentioned in Note 26 (1)(b) to our audited consolidated financial statements, as of December 31, 2005, AES Gener was a guarantor of the timely payment of 15% of the principal and interest related to the loan granted to GasAndes Argentina by the bank Bilbao Vizcaya Argentaria (España) S.A. The original amount of the loan totaled US$32 million and the amount guaranteed by us was Ch$2,850 million (US$4.8 million). As of December 31, 2005, the maximum amount guaranteed by AES Gener had been reduced to US$1.2 million as a consequence of the scheduled principal payments having been made. In addition, we agreed with the lenders of GasAndes Chile not to sell, pledge or dispose of our equity participation in GasAndes Chile throughout the life of the credit agreement, which was originally issued for US$136 million and matures in 2011. There are no recourse provisions that would enable the company to recover from third parties any amounts that could be paid under the guarantee.

F. Tabular Disclosure of Contractual Obligations

As of December 31, 2005

			Payments Due by Period

		Less than	1 - 3	3 - 5	More than
	Total	1 year	years	years	5 years

Debt Obligations (1)	452,917	42,800	33,732	43,319	333,066

Purchase Obligations (2)	641,602	51,152	110,412	114,428	365,609

Other Liabilities (3)	5,951	636	1,238	1,200	2,877

Total	1,100,470	94,588	145,382	158,947	701,553

(1)
Includes principal and interest related to AES Gener’s Yankee notes, AES Gener’s senior notes due 2014, Eléctrica Santiago’s local bonds and Chivor’s senior notes due 2014 and Chivor’s local syndicated loan.

(2)	Includes all gas supply and transportation agreements of Eléctrica Santiago and TermoAndes, including take-or-pay commitments.
(3)	Includes employee severance indemnities.

G. Safe Harbor

     This item, “Item 5. Operation and Financial Review and Prospects” contains information that may constitute forward-looking statements. See the section “Forward-Looking Statements” in the introduction of this report.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Board of Directors

     We are managed by our board of directors, which in accordance with our by-laws is comprised of seven regular directors and seven alternate directors who are elected at an annual regular shareholders’ meeting. The entire board of directors is elected every three years. Our board of directors as of December 31, 2005 was elected during our ordinary shareholders’ meeting held in April 2005. If a vacancy occurs, the board of directors may elect a temporary director to fill the vacancy until the next ordinary scheduled meeting of shareholders, at which time the entire board of directors will be elected or re-elected. Regularly scheduled meetings of the board of directors are held once a month, while extraordinary meetings are convened when called by the chairman, requested by any other director with the assent of the chairman or requested by a majority of the directors.

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

     The table below sets forth, as of December 31, 2005, our regular directors, their names and ages, their position with our company, the dates of their initial appointment as directors, the expiration dates of their terms and their principal occupation or employment. There is no family relationship between any of the persons listed in the chart below. As a result of the interim vacancies on the board that were filled in 2005, the entire board of directors was subject to re-election at the next annual ordinary shareholders’ meeting, which was held on April 11, 2006.

AES Gener Board of Directors as of December 31, 2005

		Current Position	Term
Name (age)	Position	Held Since	Expires	Principal Occupation or Employment

Andrés Gluski W. (48) (1)	Chairman	2005	2009	President, AES Latin America
René Cortázar (54) (2)	Director	2001	2009	Director of Entel, Guacolda, Corpbanca, and D&S
Javier Giorgio (36)	Director	2002	2009	Generation Manager, AES Andes
Eduardo Dutrey (46)	Director	2001	2009	Vice-President, Integrated Utilities, Argentina
Axel Christensen (38)	Director	2005	2009	Director of Proa S.A. Administradora de Fondos de
				Pensión and Fundación Paternitas
Patricio Testorelli (42)	Director	2005	2009	Regional Counsel, AES Argentina
John Ruggirello (56) (2)	Director	2003	2006	Executive Vice-President and Chief Operating
				Officer, Generation

________________________________________
(1)	At the board of directors meeting held on May 17, 2005, Andrés Gluski was elected chairman.
(2)	René Cortázar resigned on March 24, 2007
(3)	John Ruggirello’s term as director expired in 2006 and at the annual ordinary shareholders’ meeting held on April 11, 2006, Fernando González was appointed director.

     Andrés Gluski, Eduardo Dutrey and Fernando González are currently officers or employees of The AES Corporation. Javier Giorgio and Patricio Testorelli are officers of one of The AES Corporation’s subsidiaries. René Cortázar and Axel Christensen are not affiliated with us or The AES Corporation.

     Andrés Gluski: Andres Gluski is regional President of The AES Corporation’s Latin America group. He joined The AES Corporation in 2000 and has led the company’s businesses in the Caribbean and Central America and served as Chairman and CEO of Electricidad de Caracas in Venezuela. He previously worked in executive positions in the Venezuelan government, multilateral and financial institutions and private utilities. He holds a PhD in Economics from the University of Virginia, an MA in Economics from the University of Virginia and a BA, Phi Beta Kappa, from Wake Forest University.

     René Cortázar: Mr. Cortázar received his degree in Commercial Engineering from the Pontificia Catholic University of Chile. He received his Ph.D. in Economics from The Massachusetts Institute of Technology. Mr. Cortázar was the Chilean Labor Minister between 1990 and 1994 and the General Manager of Televisión Nacional de Chile until 2000. He is currently President of the Latin American Economic Research Corporation and is a director of Entel, Guacolda, Corpbanca, and D&S.

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

     Axel Christensen: Mr. Christensen holds an undergraduate degree in Civil Industrial Engineering from the Pontificia Catholic University of Chile and a Master in Business Administration from Stanford University. He is currently Director of Business Development of Moneda Asset Management, an independent fund manager in Chile. He previously held the positions of Chief Investment Officer of AFP Cuprum, a Chilean pension fund, and Head of Research of Citicorp Chile3.

     Patricio Testorelli: Mr. Testorelli holds a Juris Doctorate from Universidad Católica Argentina and a Master in Law from the Universidad Austral, both in Argentina. He is currently Regional Counsel and Regional Compliance Officer for AES Andes. He has extensive experience in the energy sector. Prior to joining AES Andes in October 2003, he was an attorney in the legal division of the California Public Utilities Commission. From 2000 to 2001, he was General Counsel for the Electricity Under-secretariat in the Argentinean Ministry of Economy.

     John Ruggirello: Mr. Ruggirello holds a Bachelor of Science Degree in Mechanical Engineering from New Jersey Institute of Technology. During 2005, he was Chief Operating Officer for Generation and Executive Vice President of The AES Corporation. He previously held the position of Chief Operating Officer of AES Corp.’s businesses in Europe, Africa, the Middle East and Asia. He has also managed AES generation businesses in the United States and Canada. Before joining AES in 1987, he was Operations Manager for a division of the Diamond Shamrock Corporation.

     Fernando González: Mr. González is a Certified Public Accountant from Universidad de Buenos Aires in Argentina. He is a Managing Director, Chief of Staff for the Latin America group of AES. He was a Senior Project Director and Finance Director for the Office of Integrated Utilities in AES in the USA and previously was a Controller for AES group in Argentina. Prior to joining AES, Mr. González was an audit manager for Pistrelli, Diaz y Asociados (member of Arthur Andersen).

Executive Officers

     Our executive officers are appointed by the board of directors and hold office at the board’s discretion. The business address of each of our executive officers is the address of our principal executive offices. There is no family relationship between any of the persons listed in the chart below.

     As of December 31, 2005, our executive officers were as follows:

		Current Position	Number of Years
Name (age)	Position	Held Since	with AES Gener

Felipe Cerón (44)	Chief Executive Officer	2001	5
Francisco Castro (35) (1)	Chief Financial Officer	2002	11
Cristián Antunez (45)	Chief Accounting Officer	2002	14
Juan Carlos Olmedo (43)	Commercial Manager	2002	17
Juan Ricardo Inostroza (45)	Development & Regulation Manager	2002	3
Enio Belmonte (58)	Operations Manager	2002	30
Nicolás Cubillos (41)	General Counsel	2004	2
María Teresa Bravo (37)	Communications Manager	2001	11
________________________________________

(1) Francisco Castro resigned on March 13, 2006 and was replaced by Fernando Escrich. Fernando Escrich resigned on April 5, 2007 and Vanessa Thiers was designated Acting Chief Finncial Officer.

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

     Cristián Antunez is a certified public accountant who received his degree from the University of Santiago. Since 2002, he has held the position of Chief Accounting Officer. He joined AES Gener in 1991 as Manager of Accounting. In 1992, he moved to our Argentinean subsidiary, Central Puerto S.A., where he acted as Controller until 1995, when he was appointed Chief Financial Officer of Eléctrica Santiago.

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

     Juan Ricardo Inostroza received his degree in Civil Electrical Engineering from the University of Chile. He was appointed as Manager of Regulation and Development in October 2002. He has worked for us, including appointments in equity-method investees, since 1986. His previous positions include Chief Executive Officer of Energen S.A. (March 2000 to October 2002), Commercial Manager of Central Puerto (December 1995 to March 2000), Assistant Commercial Manager of Guacolda (February 1994 to December 1995) and Commercial Manager of Non-Affiliate Operations (January 1990 to February 1994).

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

B. Compensation

     For the year ended December 31, 2005, we paid an aggregate compensation of Ch$1,294 million to our executive officers and deputy officers, including bonuses based on performance and corporate earnings, which are also granted to some of our other employees.

     In accordance with our by-laws, our board of directors does not receive compensation. However, members of our Board Committee who are not employees of the AES Corporation or its subsidiaries receive compensation of UF160 per month, which as of December 31, 2005 was equivalent to approximately US$5,612 per month, and was approved at the shareholders’ meeting that was held in April 2005. In addition, an annual committee expense budget equal to US$25,000 was approved, which was not used in 2005. The table below shows compensation paid to members of our Board Committee as of December 31, 2005, in thousands of Chilean pesos:

Board Committee
Compensation	2005

René Cortázar	30,326
Axel Christensen	20,394
Daniel Yarur	7,446

Total	58,166

C. Board Practices

     Management of our business is vested in the board of directors. Our by-laws provide that shareholders elect seven regular directors and an equal number of alternate directors. Alternate directors can only replace the regular directors for whose position they have been appointed and are authorized to serve on the board of directors in place of those directors who are unable to attend a meeting. Directors and alternate directors are elected at the annual shareholders’ meeting for terms of three years. At present, there are no service contracts between any of the directors and AES Gener S.A. providing for benefits upon termination of employment. The legal responsibilities of each board member are established in accordance with the Chilean Corporations Law.

Board Committee

     As required under Chilean law, AES Gener has a Board Committee which is composed of three directors. As of December 31, 2005, the directors serving on AES Gener’s Board Committee were René Cortázar (President), Axel Christensen and Eduardo Dutrey. The Board Committee has the following principal duties:

(1)
to review external audit reports, the balance sheet and other financial statements presented by our administrators and liquidators, and provide its opinion regarding such reports and financial statements prior to their submission to the shareholders for approval;

(2)	to propose to the board of directors the names of independent auditors and credit rating agencies that will be submitted for approval at the annual shareholders’ meeting;

(3)	to review information in connection with transactions with related parties and provide a report regarding such, as required in certain defined cases;

(4)	to review the salary system and compensation plan for officers and senior management; and

(5)	to perform any other responsibility entrusted to the Board Committee by the by-laws, the shareholders’ meeting or the board of directors.

D. Employees

     We had 510 employees as of December 31, 2005. The table below details the number of individuals employed by us and each existing subsidiary as of December 31, 2005. The country in which the company is located is also indicated.

	At December 31,

	2003	2004	2005

AES Gener (Chile)
Executives	13	14	13
Professionals	82	95	120
Technicians and administrative staff	110	109	125
TOTAL	205	218	258

Subsidiaries
Chivor (Colombia)	70	70	73
Eléctrica Santiago (Chile)	12	15	16
Energía Verde (Chile)	70	64	61
Norgener (Chile)	47	50	60
TermoAndes (Argentina)	42	42	42
Total Subsidiaries	241	241	252

TOTAL	446	459	510

     Labor relations for employees are governed by collective bargaining agreements executed separately by each of AES Gener S.A. and its consolidated subsidiaries with their employees. These collective bargaining agreements establish compensation levels and other benefits.

  AES Gener S.A. is party to two collective bargaining agreements that were signed in January 2006 and April 2006. These collective bargaining agreements encompass 60% of all workers at the AES Gener S.A. level and will expire in December 2007 and April 2008, respectively. AES Gener S.A.’s current collective bargaining agreements provide for profit-sharing and performance bonuses.

  Norgener’s existing collective bargaining agreement was executed in June 2006. This agreement covers 40% of the company’s employees and will expire in June 2008.

  Chivor is party to collective bargaining agreements which establish compensation levels and other benefits for most of the company’s employees. During 2003, negotiations with the union were conducted in order to agree on the collective bargaining agreement for the upcoming years. Since no agreement was reached, an arbitration panel was convened and a ruling was issued on December 12, 2003. However, the union appealed the ruling before the Colombian Supreme Court. The court’s final decision authorized an increase in inflation adjusted wages and reduced leaves of absence by 30%, while maintaining the other general terms of the previous agreement. This agreement expired on March 31, 2005. The Company and the union are in negotiations in order to agree on the new collective bargaining contract to be in force for the upcoming years.

E. Share Ownership

     None of our directors or executive officers owns AES Gener shares. For more information see “Item 7. Major Shareholders and Related Party Transactions”. AES Gener does not provide its management or employees with any type of stock option plans or capital participation. However, The AES Corporation has a long-term compensation plan that includes the provision of stock options and other long-term stock benefits to employees of its subsidiaries, including AES Gener. The Company accounts for these plans using the fair value method in US GAAP. Compensation expense under these plans was not material in any of the periods or prior years presented. See Note 37 I (t) “Long Term Compensation” to our audited consolidated financial statements for the years ended December 31, 2004 and 2005 contained in Item 18 herein.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

     Our sole outstanding equity security is shares of our common stock. As of December 31, 2005, the Company’s shareholders’ equity totaled Ch$860,016 million which was distributed in 6,386,837,020 shares held by 1,765 shareholders. The following table sets forth certain information concerning ownership of AES Gener S.A.’s common stock as of December 31, 2006, with respect to the 12 shareholders known to us to have the highest level of ownership participation in the outstanding common stock, and for all of our directors and executive officers as a group. Shareholder information is derived from our records and reports filed by certain of the parties named below with the SVS and the Chilean Stock Exchanges.

	Number of
	Shares	Percentage
	of Common Stock	Ownership of
Shareholder	Held of Record	Common Stock

Inversiones Cachagua Limitada	5,824,329,349	91.19%
Celfin Capital S.A. Corredores de Bolsa	95,392,624	1.49%
A.F.P. Provida S.A. Fondo tipo A	46,329,320	0.73%
A.F.P. Provida S.A. Fondo tipo C	27,040,908	0.42%
A.F.P. Provida S.A. Fondo tipo B	19,811,456	0.31%
A.F.P. Provida S.A. Fondo tipo D	19,809,318	0.31%
Inversiones HB S.A.	19,156,988	0.30%
Larraín Vial S.A. Corredora de Bolsa	17,673,790	0.28%
A.F.P. Habitat S.A. Fondo tipo A	17,492,498	0.27%
Celfin Small Cap. América Latina Fondo de Inversión	16,639,082	0.26%
Fondo Mutuo Santander Acciones Retail & Consumo	15,659,826	0.25%
A.F.P. Bansander S.A. Fondo tipo A	15,535,602	0.24%
Directors and Executive Officers as a group	-	0.00%
Other shareholders (1,704)	251,966,259	3.95%

Total Shareholders	6,386,837,020	100.00%

     There are no special voting rights applicable to our major shareholders.

     As of December 31, 2006, our main shareholder, with 91.19% of our outstanding common stock, was Inversiones Cachagua Limitada, a wholly owned subsidiary of The AES Corporation. The remaining 8.81% of our outstanding common stock is owned by certain minority investors. As of December 31, 2006, we have no outstanding shares held in the United States.

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

     On April 25, 2006, Cachagua sold 485,000,000 shares of our common stock in a public offering on the Santiago Stock Exchange held at a sale price of Ch$130.5/share. As a result of this transaction, The AES Corporation ownership participation in AES Gener through Cachagua decreased to 91.19% . The remaining 8.81% of AES Gener is owned by investors which include local pension funds (AFPs), other international and local institutional investors and smaller private investors.

B. Related Party Transactions

     In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in Note 23 to our audited consolidated financial statements included in Item 18. Article 89 of the Chilean Corporations Law requires that companies’ transactions with related parties be conducted on an arm’s-length basis, at terms similar to those customarily prevailing in the market. Directors and executive officers that violate Article 89 are liable for damages. We are required to compare the terms of any such transaction with those prevailing in the market on the date of the transaction.

     In addition, Article 44 of the Chilean Corporations Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved only when the board of directors has previously been informed and has approved of such director’s interest and the terms of such transaction are similar to those prevailing in the market. In accordance with Chilean law, an interested director must refrain from voting on such a transaction under certain circumstances. If the board of directors cannot reach a decision about the transaction, it may appoint two independent valuators or appraisers. The final conclusions of such valuators or appraisers must be made available to shareholders and directors for a period of 20 business days, during which time shareholders representing 5% or more of the issued voting shares may request that the board call a shareholders’ meeting to resolve the matter. All transactions by related parties (Articles 44 and 89) must be evaluated by the Board Committee before they receive board approval. All resolutions approving Article 44 transactions must be reported to the company’s shareholders at the next annual shareholders’ meeting. Violations of this provision may result in administrative, criminal or civil liability to the corporation, the shareholders and/or third parties who suffer losses as a result of such violation. We believe that we have complied with the requirements of Article 89 and Article 44 in all transactions with related parties.

     In Chile, the transfer of funds between related companies in the form of short-term intercompany loans is common practice. All such transactions are subject to the supervision of our Board Committee.

     In December 2003, our board of directors and Eléctrica Santiago’s board of directors approved the transfer from AES Gener to Eléctrica Santiago of the 100 MW Renca plant and properties for US$26.3 million. This agreement was executed in February 2004. In July 2004, the power purchase agreement between AES Gener and TermoAndes was modified. The agreement, pursuant to which we purchase 100% of TermoAndes’ electrical capacity, was originally entered into in 1997. Prior to the closing of the TermoAndes and InterAndes debt restructuring in April 2004, the power purchase agreement also provided for a minimum monthly payment in amounts sufficient to cover the payment of interest and amortization of the US$257 million notes issued by TermoAndes and InterAndes. Under the current agreement, we make payments to TermoAndes on the basis of a variable energy payment in accordance with the energy effectively delivered by TermoAndes, plus a fixed transmission and maintenance charge. In November 2004, AES Gener provided a 180-day renewable standby letter of credit for a total aggregate amount of up to US$9.7 million to guarantee the interest reserve account established under the indenture for Chivor’s senior notes. No significant related party transactions were recorded in 2005 outside the normal course of business.

C. Interests of Experts and Counsel

     Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

     See “Item 18. Financial Statements” for a list of the financial statements filed with this document.

Legal Proceedings

     We and our principal subsidiaries and related companies are routinely parties to legal proceedings arising in the normal course of business that are not material to our consolidated results from operations. For more information on all of our legal proceedings, please refer to Note 26 of our consolidated financial statements.

Dividend Policy

     Our dividend policy for each year is announced to our shareholders at our annual ordinary shareholders’ meeting, including the policy intended to be followed by the board of directors for interim dividends for that year. At the meeting, shareholders consider and approve the final dividend proposed by the board of directors with respect to the prior year’s earnings, and ratify the interim dividends previously declared and paid. As required by Chilean law, unless otherwise decided unanimously by the shareholders, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year, determined on a Chilean GAAP basis, unless and except to the extent to which we have accumulated losses. Our board of directors may also distribute interim dividends based on net income projections, as long as there are no accumulated losses, and subject to directors’ personal liability for any difference between the final annual net income and the aggregate interim dividend distributed during the year. It is our current dividend policy to distribute dividends in excess of the statutory minimum.

     The dividend policy adopted by the board of directors at the regular board meeting held on March 9, 2005 for the year ended December 31, 2005 was announced at the annual ordinary shareholders’ meeting held on April 7, 2005. The policy is similar to that applied during the previous period, including the intention to distribute at least 50% of the net income generated during 2005 and also to pay an interim dividend during the year. The board of directors again specified that the payment of dividends would be subject to net income realized during the period, the Company’s periodic financial projections and compliance with the Company’s by-laws and outstanding credit agreements. The board of directors also notified shareholders of its intention to maintain a similar dividend policy in the future over the medium-term. The dividend policy adopted by the board of directors at the regular board meeting held on February 27, 2006 for the year ended December 31, 2006 was announced at the annual ordinary shareholders’ meeting held on April 11, 2006. The policy is similar to that applied during the previous period, including the intention to distribute 100% of the net income generated during 2006 and also to pay an interim dividend during the year. The board of directors again specified that the payment of dividends would be subject to net income realized during the period, the Company’s periodic financial projections and compliance with the Company’s by-laws and outstanding credit agreements. The board of directors also notified shareholders of its intention to maintain a similar dividend policy in the future over the medium-term.

     At the annual ordinary shareholders’ meeting held on April 7, 2005, the board of directors presented a proposal to distribute 99.45% of the net income generated during the year ended December 31, 2004 which was approved by the shareholders. Based on this, and considering the interim dividends that were previously distributed during 2004, the shareholders agreed to distribute an additional dividend in Chilean pesos in the amount of Ch$6,748 million or Ch$1.05656 per share (approximately US$11.5 million or US$0.0011 per share), which was paid on April 29, 2005. At a meeting held on December 2, 2005, our board of directors approved the distribution of an interim dividend in Chilean pesos in the amount equal to US$25 million, or US$0.00391 per share. This dividend was paid to shareholders on December 26, 2005. At the annual ordinary shareholders meeting held on April 11, 2006, the board of directors presented a proposal to distribute 78.33% on the net income generated during the year ended December 31, 2005 which was approved by the shareholders. Based on this, and considering the interim dividend that was previously distributed during 2005, the shareholders agreed to distribute an additional dividend in Chilean pesos in the amount of Ch$20,751 million or Ch$3.25 per share (approximately US$40 million or US$0.0063 per share), which was paid as of April 24, 2006.

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

	Per Share		Per ADS

Year	(Ch$)	(US$)	(US$)

2002	0.00	0.000	—
2003 (1)(2)	5.24	0.009	—
2004 (3)	15.06	0.028	—
2005 (4)	3.09	0.006	—
2006 (5)	7.79	0.015	—
________________________________________
(1)	Two divided payments were distributed on May 19, 2003 and August 5, 2003, equal to 100% of our net income for the year ended 2002.
(2)	Since April 2003, our ADR program has been closed.
(3)
Three divided payments were distributed in 2004. On February 27, 2004, dividends were paid equal to 100% of net income for the year ended December 31, 2003 and 50% of retained earnings. Additionally, on September 16, 2004 and December 28, 2004, we paid interim dividends against net income projections for the year ended December 31, 2004.

(4)
On April 7, 2005, shareholders approved the distribution of a final dividend payment from net income generated during 2004. As a result, an aggregate total of 99.45% of the net income generated during the year ended December 31, 2004 was distributed in three dividend payments made in September and December 2004 and April 2005. Additionally, on December 2, 2005, we paid interim dividends against net income projections for the year ended December 31, 2005.

(5)
On April 11, 2006, shareholders approved the distribution of a final dividend payment from net income generated during 2005. As a result, an aggregate total of 78.33% of the net income generated during the year ended December 31, 2005 was distributed in two dividends payments made in December 2005 and April 2006. Additionally, on December 27, 2006, we paid interim dividends against net income projections for the year ended December 31, 2006.

     Dividends are paid in pesos, and each investor must make his or her own arrangements to convert them into U.S. dollars and send them abroad, if desired.

B. Significant Changes

     None.

Item 9. The Offer and Listing

A. Offer and Listing Details

     Shares of our common stock are traded on the Bolsa de Comercio de Santiago, Bolsa de Valores, or the Santiago Stock Exchange, the Bolsa Electrónica de Chile - Bolsa de Valores, or Electronic Stock Exchange, and the Bolsa de Corredores - Bolsa de Valores, or the Valparaiso Stock Exchange, which we jointly refer to as the Chilean Stock Exchanges, under the symbol “GENER”.

     The table below shows the quarterly high and low closing sale prices of our common stock in Chilean pesos as reported on the Santiago Stock Exchange for the indicated periods.

     The following information reflects actual historical amounts at the trade dates and has not been restated in constant pesos.

	Santiago Stock Exchange
	Per Share

	Share
Year ended December 31	Volume	Low	High

2000	2,602,522,885	89.0	143.3
2001	250,592,520	91.0	159.0
2002	15,197,383	31.0	110.0
2003	76,727,320	28.6	120.0
2004	29,567,702	78.0	120.0
2005	21,836,525	80.0	100.0

Quarterly
First Quarter 2004	12,075,771	80.0	120.0
Second Quarter 2004	3,983,024	78.0	96.0
Third Quarter 2004	7,137,072	82.0	95.0
Fourth Quarter 2004	6,371,835	88.0	104.0

First Quarter 2005	2,342,925	86.5	100.0
Second Quarter 2005	5,515,331	80.0	95.0
Third Quarter 2005	7,918,922	84.5	96.0
Fourth Quarter 2005	6,059,347	88.0	99.0

First Quarter 2006	3,078,117	86.0	92.0
Second Quarter 2006	687,777,165	92.0	142.0
Third Quarter 2006	185,559,671	127.9	156.0

Last six months
May-06	122,415,042	130.0	142.0
June-06	26,861,245	124.0	133.0
July-06	25,555,424	127.9	133.7
August-06	75,112,397	129.0	135.0
September-06	84,891,850	135.0	156.0
October-06	63,175,940	149.0	168.0
November-06	89,248,857	155.5	189.0

     As of June 30, 2006, the closing sale price for our common stock on the Santiago Stock Exchange was Ch$131.00 per share.

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

     In addition to the Santiago Stock Exchange, the second largest stock exchange in Chile is the Chilean Electronic Stock Exchange created in 1989. The Chilean Electronic Stock Exchange is an electronic trading market created by certain banks and brokerage houses, the main feature of which is that all the transactions are made solely by electronic means. There are two main share price indices for the Chilean Electronic Stock Exchange: the Global Index and the ADRIAN. The Global Index is comprised of the 42 shares most representative of the Chilean economy, which are integrated by four industrial sectors: electricity, services, industry and natural resources. Our common stock is also included in the Global Index. Less than 1% of the equity securities in Chile are traded on the Valparaíso Stock Exchange.

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

B. Memorandum and Articles of Association

General

     Shareholders’ rights in Chilean corporations are governed by each corporation’s estatutos, or by-laws, which effectively serve the purpose of both the certificate of incorporation and the by-laws of a company incorporated in the United States, and by the Chilean Corporations Law.

     Article 137 of the Chilean Corporations Law provides that all provisions of the Chilean Corporations Law take precedence over any contrary provision in a corporation’s estatutos. Both the Chilean Corporations Law and our estatutos provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in its capacity as such are to be brought in Chile in the form of arbitration proceedings, notwithstanding the plaintiff’s right to submit the action to the ordinary courts of Chile.

     The Chilean securities markets are principally regulated by the SVS under the Chilean Securities Market Law and the Chilean Corporations Law. These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation and protection of minority investors. The Chilean Securities Market Law sets forth requirements for public offerings, stock exchanges and brokers and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Corporations Law sets forth the rules and requirements for establishing open stock (publicly-held)

corporations, while eliminating government supervision of closed (privately-held) companies. Open stock corporations are those with 500 or more shareholders or companies in which 100 or more shareholders own at least 10% of the subscribed capital, excluding all shareholders who directly or indirectly own more than such 10%, and all other companies that are voluntarily registered in the Securities Registry of the SVS.

Registration and Corporate Purpose

     We are a sociedad anónima abierta, or an open stock corporation, organized by means of an escritura pública, or public deed, dated June 19, 1981. Our by-laws were approved by the SVS by Resolution No. 410-S, dated July 17, 1981 and published in the Official Gazette No. 31,023 on July 23, 1981. It was recorded in Page 13,107, No. 7,274 of Santiago’s Registry of Commerce in 1981.

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

By-law Provisions

     As mentioned above (See “Item 6. Directors, Senior Management and Employees—Board of Directors”), we are managed by our board of directors, which in accordance with our by-laws is comprised of seven regular directors and seven alternate directors who are elected at an annual regular shareholders’ meeting. The entire board of directors is elected every three years. The board of directors’ meetings are constituted with the assistance of a minimum of four directors and approvals are granted by absolute majority of the assisting directors. If there is a tie, the director presiding over the meeting casts the deciding vote. Other provisions of our by-laws include:

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

•	proposed contributions in kind and the related valuation of the assets so contributed;

•	a modification of the powers exercisable through shareholders’ meetings or limitations on the powers of the board of directors;

•	proposed increases or decreases in the number of our directors; and

•	proposed modifications or amendments to one or more of the provisions amended pursuant to the referred shareholders’ meeting.

Ownership Restrictions

     There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

     Under Article 12 of the Chilean Securities Market Law and the regulations of the SVS, shareholders of open stock corporations, such as ours, are required to report the following to the SVS and the Chilean Stock Exchanges:

  any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or ceasing to own, directly or indirectly, 10.0% or more of an open stock corporation’s share capital; and

  any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10.0% or more of an open stock corporation’s capital or if made by a director, liquidator, executive officer, general manager or manager of such corporation.

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

     In addition to the foregoing, Article 54A of the Chilean Securities Market Law requires that within two business days of the completion of the transactions pursuant to which a person has acquired control of a publicly traded company, a notice must be published in the same newspapers in which the notice referred to above was published, and written communications must be sent to the same entities mentioned in the preceding paragraphs.

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

     Title XV of the Chilean Securities Market Law sets forth the basis for determining what constitutes a controlling power, a direct holding and a related party. The Chilean Securities Market Law defines control as the power of a person, or group of persons acting pursuant to a joint action agreement, to direct the majority of the votes in the shareholders’ meetings of the corporation, to elect the majority of members of its board of directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist with respect to a person or group which holds, directly or indirectly, at least 25.0% of the voting share capital, unless:

  another person or group of persons acting pursuant to a joint action agreement, directly or indirectly, controls a stake equal to or higher than the percentage controlled by such person or group;

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

     Likewise, the SVS may determine that a joint action agreement exists between two or more entities considering, among others, the number of companies in which they participate, the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at shareholders’ meetings.

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

Preemptive Rights and Increases of Share Capital

     The Chilean Corporations Law provides that whenever a Chilean company issues new shares, it must offer its existing shareholders the right to purchase a sufficient number of shares to maintain their existing percentage of ownership in the company. Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period of 30 days following the grant of such rights. During such period and for an additional 30-day period, a Chilean open stock corporation is not permitted to offer any unsubscribed shares for sale to third parties on terms that are more favorable than those offered to its shareholders. At the end of the additional 30-day period, a Chilean open stock corporation, such as AES Gener S.A., is authorized to sell unsubscribed shares to third parties on any terms, provided that, if such unsubscribed shares are sold on more favorable terms, they must be sold on a Chilean Stock Exchange.

     Unsubscribed shares that are not sold on a Chilean Stock Exchange can be sold to third parties only on terms no more favorable for the purchasers than those offered to shareholders.

     Under Chilean law, the shareholders of a company, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in the company’s capital. When an investor subscribes for issued shares, the shares are registered in that investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes, except with regard to the receipt of dividends and the return of capital, provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends or distributions of capital. The investor becomes eligible to receive dividends and/or returns of capital once he or she has paid for the shares, and, if he or she has paid for only a portion of such shares, he or she is entitled to receive a corresponding pro rata portion of the dividends declared with respect to such shares, unless the company’s estatutos provide otherwise. If an investor does not pay for the shares for which he or she has subscribed on or prior to the date agreed upon for payment, under Chilean law the company is entitled to auction the shares off on a stock exchange, and collect the difference, if any, between the subscription price and the price received at auction. However, until such shares are sold at auction, the investor may continue to exercise all the rights of a shareholder, except the right to receive dividends and returns of capital. Authorized shares and issued shares that have not been paid for within the period fixed by the extraordinary shareholders’ meeting for their payment, which in any case cannot exceed three years from the date of the shareholders’ meeting that authorized the increase in capital, are canceled and are no longer available to be issued.

     Article 22 of Chilean Corporations Law states that the purchaser of shares of a company implicitly accepts its by-laws and any agreements adopted at shareholders’ meetings.

     As of December 31, 2005, our share capital consisted of 6,386,837,020 authorized shares of common stock, all of which are subscribed for and fully paid. Chilean law recognizes the right to issue common stock and preferred stock. To date, we have issued and are authorized to issue only common stock.

Shareholders’ Meetings and Voting Rights

     In accordance with Chilean law, an ordinary annual meeting of our shareholders is held within the first four months of each year. The ordinary annual meeting of shareholders approves our annual report and annual financial statements. It also approves all dividends to be paid, elects the board of directors and external auditors and approves any other matter which is not required to be decided by an extraordinary shareholders’ meeting. Our last ordinary annual meeting of shareholders was held on April 11, 2006. Extraordinary shareholders’ meetings may be called by the board of directors when deemed appropriate and must be called by the board of directors when requested by shareholders representing at least 10% of the issued voting shares or by the SVS.

The following matters may only be dealt with at extraordinary shareholders’ meetings:

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

     Notice to convene the annual ordinary meeting or an extraordinary meeting is given by means of three notices which must be published in a newspaper of our corporate domicile, which is currently Santiago, or in the Official Gazette in a prescribed manner, and the first notice must be published not less than 15 days nor more than 20 days in advance of the scheduled meeting. Notice must also be mailed 15 days in advance to each shareholder and given to the SVS and the Chilean Stock Exchanges. Currently, we publish our official notices in El Diario Financiero, which is published in Santiago, Chile.

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

  a modification of the powers exercisable through shareholders’ meetings or limitations on the powers of the board of directors;

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

  the decision whether to make private a public corporation in case the requirements set forth in “—General” cease to be met;

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

     The Chilean Corporations Law provides that whenever shareholders representing 10.0% or more of the issued voting shares so request, a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. Similarly, the Chilean Corporations Law provides that whenever the board of directors of an open stock corporation convenes an ordinary meeting of the shareholders and solicits proxies for that meeting, or distributes information supporting its decisions, or other similar material, it is obligated to include as an annex to its annual report any pertinent comments and proposals that may have been made by shareholders owning 10.0% or more of the company’s voting shares who have requested that such comments and proposals be so included.

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

     In connection with our shareholders’ meeting held on March 10, 2004, we amended our by-laws to restrict our ability to pay dividends, whether in cash or in kind, in excess of the statutory minimum under Chilean law, unless:

  prior to making any such dividend payment, the credit ratings of the indebtedness of AES Gener S.A. are affirmed at the investment grade level by two of Standard & Poor’s Ratings Services, Moody’s Investors Service, Inc. and Fitch Ratings Ltd., or their successors, or our interest coverage ratio is equal to or higher than 2.4:1 during the immediately preceding four fiscal quarters, provided that any dividends actually paid upon satisfaction of such test cannot exceed the equivalent of US$40 million per quarter.

     Our ability to pay dividends, whether in cash or in kind, in excess of the minimum required under Chilean law may also be limited by the indenture governing our 7.5% Senior Notes issued in 2004 and our US$130 million syndicated credit agreement executed in October 2005, unless we meet certain financial ratio tests.

Approval of Financial Statements

     Our board of directors is required to submit our consolidated financial statements to the shareholders annually for their approval. The approval or rejection of such financial statements is entirely within our shareholders’ discretion. If our shareholders reject the financial statements, the board of directors must submit new financial statements not later than 60 days from the date of such rejection. If our shareholders reject the new financial statements, our entire board of directors is deemed to be removed from office and a new board is elected at the same meeting.

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

     The price paid to a dissenting shareholder of an open stock corporation, such as us, whose shares are quoted and actively traded on a Chilean stock exchange, is the weighted average of the sale prices for the shares as reported on the stock exchanges on which the shares are quoted for the two-month period preceding the shareholders’ meeting giving rise to the withdrawal right. If, because of the volume, frequency, number and diversity of the buyers and sellers, the SVS determines that the shares are not shares actively traded on a stock exchange or stock exchanges, the price paid to the dissenting shareholder is the book value. Book value for this purpose is paid-in capital plus reserves and profits, less losses, divided by the total number of subscribed shares, whether entirely or partially paid. For the purposes of making this calculation, the last annual balance sheet shall be used, as adjusted to reflect inflation up to the date of the shareholders’ meeting that gave rise to the appraisal right.

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

(f)	the decision to make private a public corporation once the requirements set forth in “—General” cease to be met;

(g)	the correction of procedural errors in the constitution of the company or in an amendment to the by-laws in case such amendment involves this withdrawal right; and

(h)	such other causes as may be established by law and a company’s estatutos.

     Under Article 69-bis of the Chilean Corporations Law, the right to withdraw is also granted to shareholders (other than pension funds that administer private pension plans under the Chilean Pension Law), under certain terms and conditions, if an open stock corporation were to become controlled by the State of Chile, directly or through any of its agencies, and if two independent rating agencies downgrade the rating of its stock from the first class as a result of certain actions specified in Article 69-bis undertaken by the open stock corporation or the State of Chile that negatively and substantially affect the earnings of the company. Shareholders must perfect their withdrawal rights by tendering their shares to the corporation within 30 days of the date of the publication of the new rating by two independent rating agencies. If the withdrawal right is exercised by a shareholder invoking Article 69-bis, the price paid to the dissenting shareholder shall be the weighted average of the sales price for such corporation’s shares as reported on the Chilean Stock Exchanges for the six-month period preceding the publication of the new rating by the two independent rating agencies. If the SVS determines that the shares are not actively traded on a Chilean Stock Exchange, the price shall be the book value calculated as described above. The price must be paid within 60 days from the expiration of the 30-day period for the tendering of the shares.

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

Registrations and Transfers

     On October 31, 2005, Servicios Corporativos S.A. became our acting registrar and transfer agent.

C. Material Contracts

     In 2004 and 2005, we did not enter into any material contracts, other than contracts entered into in the ordinary course of business.

D. Exchange Controls

Foreign Investment and Exchange Controls in Chile

     The Chilean Central Bank is responsible for monetary policies and exchange controls in Chile, among other things. Foreign investments can be registered with the Foreign Investment Committee under Decree-Law 600 of 1974 or with the

Chilean Central Bank under the Chilean Central Bank Act, Law No. 18,840, dated October 1989. In March 2002, the current Compendium of Foreign Exchange Regulations (the “Compendium”) approved by the Chilean Central Bank became effective which ended the gradual process of deregulation of the foreign exchange market. The Compendium removed certain restrictions previously applied to cross-border investment and financial transactions and enhanced the information compiled by the Chilean Central Bank.

E. Taxation

Chilean Tax Considerations

     The following is a general summary of the material consequences under Chilean tax law, as currently in effect, of acquiring debt securities and the ownership and disposition of debt securities by a Foreign Holder. The term “Foreign Holder” means (i) an individual not resident or domiciled in Chile (for purposes of Chilean taxation, (a) an individual is a resident of Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years or (b) an individual is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of one’s family to Chile)) or (ii) a legal entity that is not organized under the laws of Chile, unless the notes are assigned to a branch or an agent representative or permanent establishment of such entity in Chile.

     Interest Payment

     Payments of interest or premium, if any, made by us in respect of the notes to a Foreign Holder will generally be subject to a Chilean withholding tax, or the Chilean Interest Withholding Tax currently assessed at a rate of 4%. However, the same interests or premiums that qualify for the referenced 4% withholding tax rate are subject to a special additional tax equal to the difference between the withholding tax paid and a 35% rate when they are paid to related entities, on the part of our indebtedness with related entities considered to be excessive. Our indebtedness will be considered to be excessive (“Excessive Indebtedness”) when in the commercial year in which the notes are issued we have an indebtedness with related parties qualifying for the 4% withholding tax rate that exceeds three times our net worth calculated for tax purposes. Consequently, such qualifying interests or premiums paid to related entities out of debt that exceeds the Excessive Indebtedness ratio will be subject to a 35% tax (4% withholding tax plus the difference between the withholding tax and a 35% rate).

     Under the Excessive Indebtedness Rules, a lender or creditor, such as a holder of notes, will be deemed to be related to the payor or debtor, if: (i) the lender or creditor is incorporated, domiciled or resident in a tax haven (qualified as such by the Chilean Ministry of Finance) at the time of granting the loan; or (ii) the lender or debtor, directly or indirectly, owns or participates in 10% or more of the capital or the profits of the other or if lender and debtor are subject to a common partner or shareholder which, directly or indirectly, owns or participates in 10% or more of the capital or the profits of both; or (iii) the debt is guaranteed directly or indirectly in cash or in any financial instruments or securities evidencing payment obligations (excluding any financial instruments or securities evidencing obligations of the borrower with any of its related entities) by a third party, for the amount effectively guaranteed. The debtor will be required to issue a sworn statement in this regard in the form set forth by the tax authorities.

     Taxation of Principal Payments and Capital Gain on the Debt Securities

     Under Chile’s Income Tax Law and regulations thereunder, payments of principal made by us with respect to the notes to a Foreign Holder will not be subject to any Chilean taxes. Any capital gains realized on the sale or other disposition by a Foreign Holder of the notes generally will not be subject to any Chilean income taxes, provided that the sale or other disposition of such notes will be effected outside of Chile by a Foreign Holder. Any premium payable on redemption of the notes will be treated as interest and subject to the Chilean Interest Withholding Tax as described above.

     Certain Other Taxes

     A Foreign Holder will not be liable for estate, gift, inheritance or similar taxes with respect to the notes unless such notes (i) are located in Chile at the time of such Foreign Holder’s death or (ii) were purchased or acquired with money obtained from Chilean sources.

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

     We periodically review our exposure to risks arising from fluctuations in foreign exchange rates and interest rates and determine at our senior management level how to reduce such risks. We have entered into a limited number of derivative contracts for the purpose of hedging the interest rate risk that arises from certain liabilities. See Note 31 to the audited consolidated financial statements. We do not enter into derivative contracts related to fluctuations in interest rates or foreign exchange rates for purposes that are speculative in nature.

Interest Rate Risks

     Of our long-term interest bearing debt on December 31, 2005, 81% was fixed rate and 19% was variable rate. The majority of our variable rate long-term debt was denominated in U.S. dollars and bore interest at rates tied to the London interbank offered rate, or LIBOR, the rates that banks in the London interbank market offer for U.S. dollar deposits of varying maturities. The interest rate for Chivor’s syndicated bank loan is tied to the Colombian CPI index.

     As of December 31, 2005, our current interest rate exposure arises principally from the US$68 million local syndicate credit of our subsidiary Chivor, the US$73 million Gener syndicate loan with Calyon Bank and the US$23 million Banco de Chile credit facility of our subsidiary Norgener.

     The following table summarizes the debt obligations held by us at December 31, 2005. The table presents principal payment obligations in millions of Chilean pesos that exist by maturity date and the related weighted-average interest rates. All U.S. dollar-denominated liabilities and notional amounts have been converted into Chilean pesos based on the Observed Exchange Rate as of December 31, 2005, which was US$1.00 = Ch$512.5.

Liabilities	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
Debt
Bank Loans
Variable Rate:

US$ denominated	3,057	2,973	7,107	11,242	8,269	16,542	49,189	49,189
Weighted average interest rate	5.57%	5.57%	5.37%	5.31%	5.22%	5.22%

Col$ denominated	5,766	5,766	5,766	5,766	5,766	5,805	34,637	34,637
Weighted average interest rate	12.89%	12.89%	12.89%	12.89%	12.89%	12.89%

Notes:
Fixed Rate:
Ch$ denominated	107	146	185	224	264	18,593	19,521	20,245
Weighted average interest rate	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
US$ denominated	33,954	5,894	5,894	5,894	-	292,125	343,760	355,242
Weighted average interest rate	7.92%	7.92%	7.92%	7.92%	7.92%	7.92%

     As of December 31, 2004, the Company had the same proportion of fixed rate and variable rate long-term debt , 81% and 19%, respectively. The following table summarizes the debt obligations held by us at December 31, 2004. The table presents principal payment obligations in millions of Chilean pesos that exist by maturity date and the related weighted-average interest rates. All U.S. dollar-denominated liabilities and notional amounts were converted into Chilean pesos based on the Observed Exchange Rate as of December 31, 2004, which was US$1.00 = Ch$557.4.

Liabilities	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Debt
Bank Loans
Variable Rate:
US$ denominated	3,375	8,406	8,608	10,235	10,405	1,979	43,007	45,847
Weighted average interest rate	5.54%	5.73%	5.85%	6.98%	7.11%	7.24%
Col$ denominated	5,442	7,257	7,257	7,257	7,257	14,513	48,982	50,985
Weighted average interest rate	14.07%	13.83%	12.32%	12.32%	12.32%	12.32%

Notes:
Fixed Rate:
Ch$ denominated	-	103	141	179	216	18,167	18,806	18,632
Weighted average interest rate	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
US$ denominated	6,410	36,928	6,410	6,410	6,410	317,718	380,287	394,975
Weighted average interest rate	7.90%	7.90%	7.90%	7.90%	7.90%	7.90%

     Foreign Currency Exchange Rate Risks

     As of December 31, 2005, approximately 88% of our long-term interest-bearing debt was denominated in U.S. dollars and, therefore, exposed to exchange rate fluctuations between the Chilean peso and the U.S. dollar. The remaining 12% was composed of 7% denominated in Colombian pesos (Chivor’s syndicated credit) and 5% denominated in Chilean UF (Eléctrica Santiago’s notes).

     In 2005, we entered into short-term derivative contracts to limit our exposure to revenue variations as a result of fluctuations between the Chilean and Colombian peso against the U.S. dollar. As of December 31, 2005, AES Gener and subsidiaries Eléctrica Santiago and Chivor had outstanding exchange rate derivative contracts. Although node prices for electricity sales in Chile are quoted in Chilean pesos, the most significant components of the formula used to set such prices are based on U.S. dollars. We believe that such a formula partially mitigates the effect of U.S. dollar versus Chilean peso currency fluctuations. See further information relating to the derivative contracts outstanding as of December 31, 2005 in Note 25 to our audited consolidated financial statements included in Item 18.

     The following table presents principal payment obligations in millions of Chilean pesos by maturity date for U.S. dollar-denominated debt. U.S. dollar-denominated liabilities and notional amounts have been converted into Chilean pesos based on the Observed Exchange Rate of December 31, 2005, which was US$1.00 = Ch$512.5.

Balance Sheet Financial Instruments	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
Long-Term Interest-Bearing Debt
Fixed Rate (US$)	33,954	5,894	5,894	5,894	0	292,125	343,760	355,242
Variable Rate (US$)	3,057	2,973	7,107	11,242	8,269	16,542	49,189	49,189
Variable Rate (Col$)	5,766	5,766	5,766	5,766	5,766	5,805	34,637	34,637

     As of December 31, 2004, approximately 87% of its long-term interest-bearing debt was denominated in U.S. dollars. The following table presents principal payment obligations in millions of Chilean pesos by maturity date for U.S. dollar-denominated debt. U.S. dollar-denominated liabilities and notional amounts were converted into Chilean pesos based on the Observed Exchange Rate of December 31, 2004, which was US$1.00 = Ch$557.4.

Balance Sheet Financial Instruments	2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
Long-Term Interest-Bearing Debt
Fixed Rate (US$)	6,410	36,928	6,410	6,410	6,410	317,718	380,287	394,975
Variable Rate (US$)	3,375	8,406	8,608	10,235	10,405	1,979	43,007	45,847
Variable Rate (Col$)	5,442	7,257	7,257	7,257	7,257	14,513	48,982	50,985

     Commodity Risk

     As of December 31, 2005, we and our equity-method investees did not enter into commodity price hedges because (1) Argentinean natural gas and coal are purchased under long-term market-based contracts, (2) all of the natural gas and coal are purchased under similar market conditions, (3) such market conditions also affect our competitors and (4) under the marginal cost regulatory framework that is in effect in the SIC and the SING, any variations should eventually be incorporated into the price of electricity.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     To our knowledge, no one (i) has materially modified the instruments defining the rights of our shareholders or (ii) has materially modified or qualified the rights evidenced by our registered securities by issuing or modifying any other class of securities.

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

     During the year ended December 31, 2005, we made changes in the Company’s internal control over financial reporting in order to formalize our control structure and improve the communication of existing procedures and guidelines established by our management. We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.

     Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving the control objectives. Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective in all material respects to ensure that information required to be disclosed in the reports that we file and submit under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, are recorded, processed, summarized and reported as and when required.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

(1)
In compliance with the Sarbanes-Oxley Act, on July 13, 2005 the Board of Directors of AES Gener created the Audit Committee composed of two board members: René Cortázar (President) and Axel Christensen.. The board of directors determined that René Cortázar and Axel Christensen meet the requirements of an "“audit committee financial expert", as defined by the SEC.

(2)	Not applicable .

Item 16B. Code of Ethics

     Our code of ethics was developed in 2003 to reflect SEC rules and other proposed regulations that were adopted by our board of directors, executive officers and employees. All of our executives and employees are bound by the provisions of the code of ethics, which governs the actions of everyone who works for us, including the employees of our subsidiaries. Our code of ethics deals with the following issues:

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

     There were no amendments or waivers to our code of ethics in 2005.

Item 16C. Principal Account Fees and Services

     Deloitte & Touche, Sociedad de Auditores y Consultores, Limitada, or Deloitte & Touche, acted as our independent auditor for the fiscal years ended December 31, 2004 and 2005. The following details show the fees billed per each year:

	2004	2005
	ThCh$	ThCh$
Audit fees	162,774	367,713
Audit-related fees (1)	178,581	98,721
Tax fees	0	0

All other fees	0	0

Total	341,355	466,434
________________________________________
(1)
Audit-related fees in 2004 and 2005 were comprised of accounting services provided in connection with the review of our annual report on Form 20- F. These fees also include the expenses associated with the prospectus and Form F-4 related to the placement and exchange of our senior notes due 2014 which were completed during 2004.

Item 16D. Exemptions from the Listing Standards for Audit Committees

     Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     Neither Gener nor any affiliated purchaser acquired any shares of Gener during 2005.

PART II

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

Item 19 Exhibits

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

4.1	Credit Agreement among Chivor S.A. E.S.P., various financial institutions, Bank of America National Trust and Savings Association and BANCAMERICA Securities Inc.(3)
4.2	Second Amendment and Waiver among Chivor S.A.E.S.P., various financial institutions and Bank of America, N.A. (6)
8.	List of Subsidiaries. (2)
11.	Code of Ethics (unofficial English translation). (5)
12.1	Section 302 Certification of the Chief Executive Officer. (1)
12.2	Section 302 Certification of the Chief Financial Officer. (1)
13.1	Section 906 Certification of the Chief Executive Officer. (1)
13.2	Section 906 Certification of the Chief Financial Officer. (1)
________________________________________
(1)	Filed herewith.
(2)	Incorporated by reference from the Registrant’s Registration Statement on Form F-4, Registration No. 333-118315, previously filed with the SEC.
(3)	Incorporated by reference from the Registrant’s Registration Statement on Form F-3, Registration No. 333-7056, previously filed with the SEC.
(4)	Incorporated by reference from the Registrant’s Registration Statement on Form F-3, Registration No. 333-00206, previously filed with the SEC.
(5)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2003, previously filed with the SEC.
(6)	Incorporated by reference from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2002, previously filed with the SEC.

INDEX

AUDITED CONSOLIDATED TO FINANCIAL STATEMENTS

Deloitte & Touche
Sociedad de Auditores y Consultores Ltda..
RUT: 80.276.200 -3
Av. Providence 1760
Pisos 6, 7, 8 y 9
Providencia, Santiago
Chile
Fono: (56-2) 270 3000
Fax: (56-2) 374 9177
e-mail: deloittechile@deloitte.com
www.deloite.cl

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of AES Gener S.A.:

We have audited the accompanying consolidated balance sheets of AES Gener S.A. and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2005 (all expressed in thousands of Chilean pesos). Our audits also included the financial statement schedules listed in the Index at Item 18. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Chile ("Chilean GAAP"). Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2005 and the determination of shareholders' equity and financial position at December 31, 2005 and 2004, to the extent summarized in Note 37 to the financial statements.

Una firma miembro de Deloitte Touche Tohmatsu

Our audits also comprehended the translation of the Chilean peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1 x). Such U.S. dollar amounts are presented solely for the convenience of readers in the United States of America.

Santiago, Chile

April 9, 2007

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005 and thousands of US dollars, except as indicated)

	As of December 31,

	2004	2005	2005
ASSETS	ThCh$	ThCh$	ThUS$

Current Assets
Cash	4,920,195	2,832,790	5,527
Time deposits (Note 3)	26,932,394	36,578,025	71,372
Money market funds	3,196,997	13,691,586	26,715
Trade accounts receivable, net of allowances for doubtful accounts of
ThCh$4,836,432 and ThCh$4,737,424, respectively (Note 13)	30,027,683	43,715,306	85,298
Miscellaneous accounts receivable (Note 13)	2,920,220	2,293,939	4,476
Accounts and notes receivable from related companies (Note 23)	4,595,141	2,222,907	4,337
Inventories (Note 4)	19,152,491	19,726,840	38,491
Recoverable taxes, net ( Note 5)	1,053,700	6,757,670	13,186
Prepayments	1,717,226	1,516,756	2,960
Deferred taxes (Note 15)	1,229,225	1,734,208	3,384
Other current assets (Note 7)	50,869,899	34,244,750	66,819

Total current assets	146,615,171	165,314,777	322,565

Property, plant and equipment (Note 8)
Land	8,428,293	8, 217,349	16,034
Construction and infrastructure	740,883,930	723,659,262	1,412,018
Machinery and equipment	959,266,073	935,430,880	1,825,231
Other property, plant and equipment	8,009,437	7,869,431	15,355
Technical revaluation	39,600,103	39,499,637	77,072
Accumulated depreciation	(590,329,913)	(619,233,959)	(1,208,261)

Net property, plant and equipment	1,165,857,923	1,095,442,600	2,137,449

Other non-current assets
Investments in related companies (Note 9)	104,833,620	100,218,721	195,549
Investments in other companies (Note 24)	17,818,031	16,464,287	32,125
Goodwill (Note 10)	5,110,442	4,569,777	8,917
Long term accounts receivable (Note 13)	4,723,086	4,143,617	8,085
Long term receivable from related companies (Note 23)	2,486,021	1,134,651	2,214
Intangibles (Note 11)	6,963,935	6,963,926	13,588
Accumulated amortization of intangibles (Note 11)	(4,798,545)	(5,017,570)	(9,790)
VAT account receivable	12,412,567	13,827,161	26,980
Other (Note 12)	38,940,548	30,578,957	59,666

Total other non-current assets	188,489,705	172,883,527	337,334

TOTAL ASSETS	1,500,962,799	1,433,640,904	2,797,348

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005 and thousands of US dollars, except as indicated)

The accompanying Notes 1 to 37 are an integral part of these consolidated financial statements.

	As of December 31,

	2004	2005	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY	ThCh$	ThCh$	ThUS$

Current Liabilities
Short term bank liabilities (Note 16)	10,341,267	-	-
Short term portion of long term bank liabilities (Note 16)	13,218,049	8,822,953	17,216
Bonds payable (Note 18 and 21)	13,847,530	39,686,872	77,438
Short term portion of long term liabilities, net (Note 18)	359,414	353,903	691
Dividends payable	132,266	56,539	110
Trade accounts and notes payable (Note 14)	27,939,405	32,147,923	62,728
Sundry creditors	81,804	3,274	6
Accounts and notes payable to related companies (Note 23)	1,507,664	1,045,608	2,040
Provisions (Note 18 and 19)	6,992,845	8,872,868	17,313
Withholding taxes	2,247,946	3,686,169	7,193
Income taxes (Note 15)	5,462,675	10,047,992	19,606
Unearned income (Note 18)	1,310,851	1,144,733	2,233
Other current liabilities (Note 18)	778,431	466,137	910

Total current liabilities	84,220,147	106,334,971	207,484

Long term liabilities
Long term bank liabilities (Note 17)	99,562,617	75,003,855	146,349
Bonds payable (Note 18 and 21)	406,819,509	329,219,530	642,380
Notes payable (Note 18)	429,944	71,318	139
Provisions (Note 18 and 19)	12,366,972	13,931,344	27,183
Deferred taxes (Note 15 and 18 )	21,727,252	28,287,225	24,978
Other (Note 18)	15,481,001	12,801,455	55,195

Total long term liabilities	556,387,295	459,314,727	896,224
Contingencies and Commitments (Note 26)
Minority Interest (Note 31)	8,977,083	7,974,752	15,560

Shareholders’ Equity (Note 22)
Paid-in capital: 7,981,108,657 shares authorized as of December 31,
2004 and 2005. 6,386,837,020 shares issued and outstanding as of
December 31, 2004 and 2005, respectively; no par value	767,436,004	767,436,004	1,497,436
Share premium	31,363,589	31,363,589	61,197
Other reserves	36,929,972	22,558,288	44,016
Future dividends reserve	5,619,594	5,846,637	11,408
Retained earnings	2,811,503	2,732,595	5,332
Net income for the year	40,874,382	43,038,841	83,978
Interim dividends	(33,656,770)	(12,959,500)	(25,287)

Total Shareholders’ Equity	851,378,274	860,016,454	1,678,080

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,500,962,799	1,433,640,904	2,797,348

The accompanying Notes 1 to 37 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005 and thousands of US dollars, except as indicated)

	For the year ended December 31,

	2003	2004	2005	2005
	ThCh$	ThCh$	ThCh$	ThUS$

RESULTS:
Operating revenue (Note 28)	384,760,235	404,881,758	460,581,893	898,696
Operating expenses (Note 29)	(249,879,814)	(273,041,949)	(327,253,618)	(638,544)

Gross profit	134,880,421	131,839,809	133,328,275	260,152

Administrative and sales costs (Note 29)	(18,121,053)	(17,980,537)	(21,027,369)	(41,029)

Operating Income	116,759,368	113,859,272	112,300,906	219,123

Non-operating results
Financial income (Note 30)	24,204,440	5,923,326	3,828,125	7,470
Equity share in net income of related companies (Note 30)	10,444,791	4,757,954	3,752,265	7,321
Other non-operating income (Note 30)	3,052,149	9,776,692	5,547,098	10,823
Equity share in net loss of related companies (Note 30)	(20,071)	(23,582)	(996,993)	(1,945)
Amortization of goodwill (Note 10 and 30 )	(799,627)	(541,132)	(895,503)	(1,747)
Financial expense (Note 30)	(58,250,814)	(54,709,037)	(45,507,903)	(88,796)
Other non-operating expenses (Note 30)	(16,751,071)	(19,125,376)	(15,266,006)	(29,787)
Price -level restatement (Note 1(b))	(14,448,529)	2,324,608	(2,450,216)	(4,781)

Non-operating loss, net	(52,568,732)	(51,616,547)	(51,989,133)	(101,442)

Income before income taxes and minority
interest	64,190,636	62,242,725	60,311,773	117,681
Income taxes (Note 15)	(5,042,312)	(19,160,873)	(16,027,339)	(31,273)
Minority interest (Note 31)	(2,147,163)	(2,207,470)	(1,245,593)	(2,430)

Net income	57,001,161	40,874,382	43,038,841	83,978

The accompanying Notes 1 to 37 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005 and thousands of US dollars, except as indicated)

	For the year ended December 31,

CONSOLIDATED STATEMENTS	2003	2004	2005	2005
OF CASH FLOW	ThCh$	ThCh$	ThCh$	ThUS$

Cash flow from operating activities
Collection of accounts receivable	395,787,982	463,213,477	496,966,060	969,690
Financial income received	3,201,413	2,911,530	3,280,584	6,401
Dividends and other distributions received	-	807,303	1,175,182	2,293
Other income received	11,421,381	9,682,322	8,094,873	15,795
Payment to suppliers and personnel	(193,873,429)	(268,631,843)	(325,759,033)	(635,627)
Financial expenses	(49,901,770)	(68,428,587)	(47,252,669)	(92,200)
Payment for income taxes	(76,507)	(305,460)	(9,085,963)	(17,729)
Other expenses	(14,555,576)	(13,326,005)	(5,830,614)	(11,377)
VAT and other similar items paid	(24,915,014)	(22,685,406)	(17,417,850)	(33,986)

Net cash provided by operating activities	127,088,480	103,237,331	104,170,570	203,260

Cash flow from financing activities
Proceeds from issuance of shares	-	65,928,553	-	-
Borrowings from Banks and others	-	144,242,261	7,772	15
Proceeds from issuance of bonds	-	361,272,801	-	-
Dividends paid	(33,297,184)	(94,773,000)	(21,971,198)	(42,871)
Repayment of loans	(69,233,232)	(197,626,501)	(28,864,952)	(56,322)
Repayment of bonds	(25,913,204)	(502,552,357)	(6,546,306)	(12,773)
Payment of costs associated with issuance bonds	(234,385)	(31,676,057)	(951,152)	(1,856)
Other financing activities	(1,701,139)	(1,796,442)	(552,097)	(1,077)

Net cash used in financing activities	(130,379,144)	(256,980,742)	(58,877,933)	(114,884)

Cash flow from investing activities
Sales of property, plant and equipment	666,001	10,922,664	386,317	753
Sales of permanent investments	12,399	3,823,157	-	-
Sales of other investments	-	153,903	44	-
Proceeds from other loans to related companies	30,164,325	188,957,193	-	-
Other investment revenues	10,223,238	-	-	-
Acquisitions of fixed assets	(2,773,000)	(28,888,285)	(27,471,664)	(53,603)
Payment of capitalized interest	(206,523)	(1,703)	(50,610)	(99)
Permanent investments	(615,322)	(63,273)	(860,954)	(1,680)
Investment in financial instruments	(5,753,977)	-	-	-
Other investing activities	(1,658,574)	(5,700,210)	(9,971,590)	(19,456)

Net cash provided by (used in) investing activities	30,058,567	169,203,446	(37,968,457)	(74,085)

Net increase in cash and cash equivalents before the effects of
price-level restatement	26,767,903	15,460,035	7,324,180	14,291

Price-level restatement of cash and cash equivalents	(8,921,897)	(4,442,103)	(4,258,142)	(8,309)

Net increase in cash and cash
equivalents	17,846,006	11,017,932	3,066,038	5,982

Cash and cash equivalents at beginning of year	42,607,081	60,453,087	71,471,019	139,456

Cash and cash equivalent at end of year	60,453,087	71,471,019	74,537,057	145,438

The accompanying Notes 1 to 37 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005 and thousands of US dollars, except as indicated)

RECONCILIATION BETWEEN NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES AND NET INCOME FOR THE YEAR

	For the year ended December 31,

	2003	2004	2005	2005
	ThCh$	ThCh$	ThCh$	ThUS$

Net income	57,001,161	40,874,382	43,038,841	83,978
(Gain) on sale of fixed assets	(662,597)	(4,823,097)	(322,692)	(630)
(Gain) on sale of investments	-	(1,345,999)	-	-
Adjustment to reconcile net income to net cash
provided by operating activities
Depreciation	48,829,121	46,287,799	42,774,740	83,463
Amortization of intangibles	212,133	237,303	219,034	428
Provisions and write-off	9,796,739	3,765,557	6,796,105	13,261
Equity share in net income from investments in
related companies	(10,444,791)	(4,757,954)	(3,752,265)	(7,321)
Equity share in net loss from investments in
related companies	20,071	23,582	996,993	1,946
Amortization of goodwill	799,627	541,132	895,503	1,747
Net price -level restatement, net	14,448,529	(2,324,608)	2,450,216	4,781
Other credits to income that do not represent
cash flow	(361,382)	(943,261)	(571,768)	(1,116)
Other debits to income that do not represent
cash flow	7,533,498	9,543,747	8,930,065	17,425
Changes in operating assets
(Increase) decrease of accounts receivable	(2,475,611)	7,666,568	9,479,790	18,497
(Increase) decrease of inventories	11,247,419	(7,372,127)	(1,315,562)	(2,567)
(Increase) decrease of other assets	(15,198,780)	2,213,926	(10,575,287)	(20,635)
Changes in operating liabilities
Increase (decrease) of accounts payable to
related companies	(3,077,690)	5,930,026	(3,188,078)	(6,221)
Increase (decrease) of interest payable	5,983,687	(14,040,771)	(1,418,502)	(2,768)
Increase of income taxes payable	752,670	19,337,654	7,421,744	14,481
Increase (decrease) of other accounts payable	776,129	(41,524)	91,517	179
Increase (decrease) of other accounts payable,
net of VAT	(238,616)	257,526	974,583	1,902
Minority interest in net income	2,147,163	2,207,470	1,245,593	2,430

Net cash flows provided by operating activities	127,088,480	103,237,331	104,170,570	203,260

The accompanying Notes 1 to 37 are an integral part of these consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Organization, Consolidation and Basis of Presentation

     AES Gener S.A. ("AES Gener") and its subsidiaries (collectively referred to as the "Company") are principally engaged in the generation and sale of electricity in Chile, Colombia and the Dominican Republic. The Company also engages in steam generation, fuel sales, engineering services and other services. AES Gener consolidates its financial statements with those of the companies detailed below, eliminating any intercompany transactions and balances between related companies.

		Percentage Ownership
	2004	2005

Company Name	TOTAL	DIRECT	INDIRECT	TOTAL
Petróleos, Asfaltos y Combustibles S.A.	97.90%	0.00%	0.00%	0.00%
Energía Verde S.A.	99.99%	99.99%	0.00%	99.99%
Norgener S.A.	99.99%	99.99%	0.00%	99.99%
Sociedad Eléctrica Santiago S.A.	90.00%	90.00%	0.00%	90.00%
New Caribbean Investment S.A.	50.01%	49.98%	0.03%	50.01%
AES Colombia S.A.	100.00%	94.26%	5.74%	100.00%
Gener Internacional S.A.	100.00%	99.90%	0.10%	100.00%
Energy Trade and Finance Corporation	100.00%	99.99%	0.01%	100.00%
AES Chivor & Cia. S.C.A. E.S.P.	99.98%	0.00%	99.98%	99.98%
Gener Blue Water	100.00%	0.00%	100.00%	100.00%
Inversiones Termoenergía de Chile Ltda.	100.00%	0.01%	99.99%	100.00%
Gener Argentina S.A.	100.00%	95.00%	5.00%	100.00%
TermoAndes S.A.	100.00%	0.00%	100.00%	100.00%
InterAndes S.A.	100.00%	0.00%	100.00%	100.00%
Servicios de Asistencia Técnica S.A.	99.90%	0.00%	0.00%	0.00%
Genergía S.A.	99.99%	0.00%	99.99%	99.99%
Genergía Power Ltd.	100.00%	0.00%	100.00%	100.00%
Energen S.A.	99.99%	94.00%	6.00%	100.00%
AES Chivor S.A.	0.00%	0.00%	95.00%	95.00%

     Sociedad Eléctrica Santiago S.A. (“Eléctrica Santiago”), a 90%-owned subsidiary of AES Gener is engaged principally in the generation of electricity.

     Norgener S.A. ("Norgener") is engaged principally in the generation of electricity.

     TermoAndes S.A. (“TermoAndes”) is engaged principally in the generation of electricity.

     InterAndes S.A. (“InterAndes”) is engaged principally in the transmission of electricity.

     Energía Verde S.A. ("Energía Verde") is engaged principally in the generation of electricity for forestry industries.

     Energy Trade and Finance Corporation (“Energy Trade”) is a wholly-owned subsidiary established to facilitate investments.

     New Caribbean Investment S.A. (“NCI”) is a subsidiary which provides administration services to Compañía Generadora de Electricidad Itabo S.A. in the Dominican Republic. AES Gener owns 49.98% of this Company and, in turn, Norgener, Energía Verde and Energy Trade each own 0.01% of NCI’s equity, for total consolidated participation of 50.01% .

     AES Colombia S.A. is a wholly-owned subsidiary established to facilitate businesses in Colombia.

     AES Chivor & Cia. S.C.A. E.S.P. (“Chivor”) is engaged principally in the generation of electricity.

     Inversiones Termoenergía de Chile Ltda. is a subsidiary wholly-owned by Gener Blue Water, which is a subsidiary wholly-owned by Energy Trade. All of these companies are investment vehicles.

     Genergía S.A. is a subsidiary wholly-owned by Genergía Power Ltd., which in turn is fully owned by Energy Trade and Finance Co. Genergía S.A. and Genergía Power Ltd. were created as investment company vehicles.

     The financial statements of Compañía Carbones del Cesar Ltda. are not consolidated as this company was sold in August 2004.

     Petróleos, Asfaltos y Combustibles S.A. (ex-Petróleos y Asfaltos Cordex S.A.) is engaged principally in the construction and operation of a fuel oil and asphalt terminal in the area of Puerto Ventanas, in the Chile’s Region V. On December 30, 2005, this company was merged with AES Gener S.A.

     Gener Internacional S.A. engages in investment activities and provides administrative services.

     Gener Argentina S.A., an indirect wholly-owned subsidiary, manages the Company's investments in Argentina.

     Servicios de Asistencia Técnica S.A. provides engineering, quality-control and administration services. On December 30, 2005, this company was merged with AES Gener.

     Energen S.A is a wholly-owned subsidiary established to facilitate business in Argentina.

     On November 1, 2005, AES Gener incorporated AES Chivor S.A. as a subsidiary. (See more details in Note 9 (m)).

Presentation

     These consolidated financial statements have been prepared on the basis of the accounting principles generally accepted in Chile. For the convenience of readers outside Chile, the consolidated financial statements have been translated into English, certain reclassifications have been made and certain clarifying account descriptions have been included.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from such estimates.

     In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset might be bought or sold or the amount at which a liability might be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available, quoted market prices in active markets have been used as the basis for the measurement; however, where quoted market prices in active markets are not available, the Company has estimated such values based on the best information available, including using modeling and other valuation techniques.

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

     The restatement effects were calculated using the official consumer price index ("CPI") of the Chilean National Institute of Statistics using the "prior month rule", in which inflation adjustments are based on the consumer price index at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting regulatory entities and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

The values of the Chilean consumer price index are as follows:

		Change over
		previous
	Index	December 31

December 31, 2003	114.07	1.1%

December 31, 2004	116.84	2.4%
December 31, 2005	112.21	3.7%

The values of the Chilean consumer price index used for financial accounting price-level restatement purposes are as follows:

		Change over
		previous
	Index	November 30

November 30, 2003	114.44	1.0%
November 30, 2004	117.28	2.5%
November 30, 2005	121.53	3.6%

     The above-mentioned price-level restatement does not purport to represent appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power. In addition, they include the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation in the net result for each period.

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

Values for the UF are as follows (historical pesos per UF):

Ch$

December 31, 2003	16,920.00
December 31, 2004	17,317.05
December 31, 2005	17,974.81

Comparative financial statements:

     For comparative purposes, the consolidated financial statements as of December 31, 2003, 2004 and 2005 and the amounts disclosed in the related notes to the consolidated financial statements, have been restated in terms of Chilean pesos as of December 31, 2005 purchasing power which does not change the prior period's statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

Credit (Charge) to income for price-level restatement and foreign exchange gains and losses:

     The credit or charge to income for price-level restatement in each of the periods consists of the restatements of non-monetary assets and liabilities and net income (losses) due to foreign exchange differences as follows:

	Credit (charge) to income
	Year ended December 31,

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Property, plant and equipment	7,371,677	17,651,003	23,936,034
Other assets in local currency	6,189,124	14,745,894	20,614,664
Other assets in foreign currency	(25,611,928)	12,775,220	9,300,064
Liabilities in foreign currency	12,401,994	(7,540,666)	(9,002,078)

UF indexed liabilities	(5,523,857)	(11,459,115)	(14,928,843)
Shareholders’ equity	(8,264,498)	(20,473,185)	(29,263,172)

Net balance sheet effect reflected in income	(13,437,488)	5,699,151	656,669
Net price-level restatement of income statement accounts	(178,270)	(958,233)	(969,175)
Net income (losses) due to foreign exchange differences	(832,771)	(2,416,310)	(2,137,710)

Credit (charge) to income	(14,448,529)	2,324,608	(2,450,216)

c) Foreign currency transactions and translation

     In accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants and dispositions of Official Circular No. 368 of the Chilean Superintendency of Securities and Insurance (the “SVS”), permanent foreign investments established in countries defined as unstable by Technical Bulletin No. 64, and whose activities do not constitute an extension of the parent company's operations are controlled and measured in US dollars. Differences between the Chilean peso and the United States (US) dollar exchange rate variation and fluctuations in the Chilean Consumer Price Index (CPI) are accounted for as a charge or credit to the equity reserve account called "Accumulated foreign currency translation adjustment". Foreign Exchange differences in US dollar denominated liabilities that have been designated as hedge of such investments are also included in the same equity account to the extent the hedge is effective. This rule corresponds to all US dollar functional currency subsidiaries (Chivor, Compañía Carbones del Cesar Ltda, TermoAndes, InterAndes, Gener Colombia S.A. and New Caribbean Investment S.A.).

     Balances denominated in foreign currencies have been translated into Chilean pesos at the following rates, which are the Observed Exchange Rates, as reported by the Central Bank of Chile:

	As of December 31

	2003	2004	2005
	Ch$/Unit	Ch$/Unit	Ch$/Unit

Observed Dollar (US$)	593.80	557.40	512.50
Argentine Pesos (Arg$)	202.32	187.65	169.42
Colombian Pesos (Col$)	0.21	0.24	0.22

     To reduce its exposure to the volatility of foreign currencies, the Company enters into currency swap agreements to manage the Company’s foreign currency exposure to U.S. dollars. Foreign currency transaction losses for ThCh$1,471,076 (ThUS$2,870), ThCh$5,163,523 (ThUS$10,075) and ThCh$4,557,074 (ThUS$8,892) are included in other non-operating income and other non-operating expenses in the consolidated statements of income as of December 31, 2003, 2004 and 2005, respectively.

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

     Commercial paper is classified as other current assets. Such financial instruments include:

     Pagaré Reajustable del Banco Central de Chile (Central Bank Adjustable Promissory Notes or "PRBC"). These notes are issued to the bearer, short and long-term debt securities with the principal denominated in UF.

     Pagaré Reajustable del Banco Central de Chile con Pago en Cupones (Central Bank Adjustable Promissory Notes with Coupon Payments or "PRC"). These are long term debt securities issued by the Central Bank of Chile. The principal is denominated in UF. PRCs are financial instruments issued to the bearer with equal consecutive semiannual principal and interest payments.

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

     Depreciation is shown in operating costs, including depreciation for technical reappraisal of fixed assets. Depreciation has been calculated on a straight-line basis over the useful lives detailed below, with the exception of the TermoAndes power plant, in which case depreciation is amortized on a usage basis, considering the total estimated hours of service over the useful life of the plants:

Years

Hydroelectric dam	77
Construction and infrastructure	18-42
Machinery and equipment	15-31
Other property, plant and equipment	5-13
Technical revaluation	10

     The Company capitalizes the direct cost of financing constructions (work in progress), including indexation, interest and other similar expenses. Similarly, income from the deposit of funds identified for specific projects is recorded as a decrease in the cost of financing the related work in progress. The Company ceases capitalization of interest when the asset is in a position to be used for its intended purpose.

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

j) Investments in related companies

     Investments in which the Company owns 50% or less and where it exercises significant influence are shown under Other Non-Current Assets and are accounted for using the equity method. The Company's proportionate share of net income and losses in related companies is recognized in non-operating results in the income statement on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

     In accordance with SVS Circular No. 1,697 dated December 30, 2003 and effective January 1, 2004, the Company is deemed to have a significant influence in all investments in which it holds more than 20% ownership. In the previous periods this percentage was equivalent to 10% and, based on such, all of the investments in which the Company holds between 10% and 20% have been reclassified and are now recorded as “Investments in other companies” for the years ended December 31, 2004 and December 31, 2005. Additionally, in accordance with such circular, since January 1, 2004, those investments in which the Company owns between 10% and 20% and which have been reclassified as described above, shall be maintained at their cost (price-level restated) adopting their December 31, 2003 book value as the cost basis.

k) Investments in other companies

     Investments in other companies are presented at acquisition cost adjusted by price-level restatement in the case of Gasoducto GasAndes S.A. (Chile) (“GasAndes Chile”) and the CDEC-SIC Ltda. (“CDEC-SIC”), which is the Economic Load Dispatch Center for the Central Interconnected System (SIC) and for foreign currency variation in the case of Gasoducto GasAndes S.A. (Argentina) (“GasAndes Argentina”).

     The Goodwill balances with respect to investments reclassified in accordance with the accounting policy modification described in paragraph j) above have been recorded as “Investments in Other Companies” since January 1, 2004.

l) Goodwill

     According to Chilean SVS Rule No. 1,358 issued in December 1997, the excess of the cost of an acquired enterprise over the net book value of the assets acquired and liabilities assumed (goodwill), is to be amortized over 20 years.

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

m) Intangibles

     The Company has classified certain assets as intangibles due to their nature and characteristics. These assets originated principally from the asset revaluation that was performed at the time of the division of the Company's predecessor into three independent companies in 1981, one of which is AES Gener S.A. This intangible asset, representing the price-level restated excess of the market value over the book value of the assets that were transferred to AES Gener S.A., is being amortized over a period of 30 years starting January 1, 1982.

n) Income taxes

     The Company has recorded provisions at each period end for income taxes currently payable in accordance with existing tax regulations. The detail of such provisions is shown in Note 15.

o) Deferred income taxes

     Since January 1, 2000, the Company has recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, and circular No. 1,466 issued on January 27, 2000, under which, through the application of the liability method, the deferred tax effects of all temporary differences between the financial and tax values of assets and liabilities and loss carryforwards are recognized. As a transitional provision, a contra asset or liability has been recorded to offset the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability is amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

p) Bonds payable

     Bonds payable are shown at each period end at their nominal value plus accrued interest and price-level restatement. The discount amount, the cost of obtaining such financing and other expenses directly related to the issuance of bonds at the time of their placement are presented in "Other Assets" and are amortized using the straight-line method over the term of the bonds. There is no difference between the straight-line method and the effective interest rate method because the total of this bond is payable at the end of the maturity date.

q) Staff severance indemnities

     The liability for long term severance indemnities is accrued in accordance with agreements entered into with the Company’s employees. This liability is shown at the present value of the expected future payments. As of December 31, 2005 and 2004, the staff severance indemnities provision was discounted at a discount rate of 8% and is amortized over a service period of 31 years.

r) Vacation provision

     The Company has recorded a provision for vacations on an accrual basis, in accordance with Technical Bulletin No. 47 of the Chilean Association of Accountants.

s) Post-retirement benefits

     Since January 1, 1999, the Company has accounted for the total liabilities related to voluntary pension plans for retired employees (no active employee is entitled to this benefit when he or she retires) and other post-retirement benefits, as stipulated in collective bargaining agreements. Pension benefits include the payment of a complementary pension in addition to that provided by the Chilean social security system, which is payable for life to retired employees. In addition, these benefits include health services and electricity subsidies. This liability has been recorded at the actuarially determined projected benefit obligation, discounted at an annual nominal rate of 8% at December 31, 2005 and includes the likelihood of such payments or benefits based on mortality (in the case of retired employees) and employee turnover. In the case of current employees, who are only entitled to medical benefits and electricity subsidies, benefits are recognized based on an estimate of the proportion of the benefits earned as of the balance sheet date. The obligations for medical benefits and electricity subsidies have been determined considering the trend in future medical costs and in fixed electricity for the bonus granted to retired employees and to active employees after retirement.

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

u) Research and development expenses

     The cost of research, project development and other studies are charged to income in the year when they are incurred, except for the cost of fixed assets once development has been approved. The research and development costs charged to income for the years ended December 31, 2003, 2004 and 2005 were ThCh$2,761 (ThUS$5), ThCh$442,779 (ThUS$864) and ThCh$642,931 (ThUS$1,254), respectively.

v) Forward exchange and swap contracts

     Unrealized gains or losses on forward exchange and swap agreements that are not designated or effective as hedges are accounted for on a market value basis with the effect of the changes in the fair value recorded in income. Net losses on derivatives designated and effective as fair value hedges of assets and liabilities are charged to income. Gains and losses related to qualifying hedges of anticipated transactions and net gains of derivatives designated and effective as hedges of assets and liabilities are deferred and recognized in income in the same period in which the underlying items are settled. These contracts are recorded according to Technical Bulletin No. 57.

w) Statement of cash flow

     The statements of cash flow have been prepared using the direct method in accordance with Technical Bulletin No. 50 of the Chilean Association of Accountants.

     Cash and cash equivalents represent cash, time deposits, money market funds and commercial papers that can be converted to cash within a term not exceeding 90 days from the acquisition date and without risk of material loss of value.

     "Cash flow from operating activities" includes cash flow related to the operations of the Company, interests paid, financial income collected and all other cash flows that are not defined as either investing or financing.

x) Convenience translation to U.S. dollars

     The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The US dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader as of December 31, 2005 using the observed exchange rate of Ch$512.5 per US$1.00. This translation is just a reference and in no case should be construed as accurately representing the actual amounts.

y) Unearned Income

     AES Gener and its subsidiary Norgener have recorded deferred income within current liabilities and long term liabilities due to the favorable resolution of the dispute with Minera Escondida which was resolved on July 1, 2004 (Note 28).

     This deferred income is recognized as operating income on a straight-line basis over the term of the contract.

2. CHANGE IN ACCOUNTING PRINCIPLE

a) Accounting changes

     There were no changes in accounting principles during the year ended December 31, 2005 which would affect the comparison with the prior year financial statements.

b) Change in Accounting Estimate

     As of January 1, 2005, due to changes in legal regulations the Company changed the basis to calculate the post-retirement benefits provision related to the change in life expectancy.

     As a result of this change and pursuant to Technical Bulletin No. 8 of the Chilean Association of Accountants, the Company recorded a net deferred asset of ThCh$1,266,628 during the 2005 fiscal year, which shall be amortized over a remaining period of 9 years.

3. TIME DEPOSITS

The detail of time deposits at December 31, 2004 and 2005 is as follows:

	As of December 31,

	Average interest	2004	2005
Financial institution	rate %	ThCh$	ThCh$

Banco BBVA	5.30	4,507,487	5,911,584
BBVA NY	4.20	1,103,028	2,164,785
Banco Bice	5.40	-	5,185,712
Banco de Chile US$	4.45	-	5,444,587
Banco Corpbanca US$	4.54	-	10,031,117
Citibank N.Y.	1.09	67,937	-
Banco de Chile	4.87	6,548,437	5,111,104
Banco Scotiabank	2.62	6,933,712	-
Banco Estado	2.43	3,841,904	-
Banco Crédito Inversiones	5.40	1,619,407	2,729,136
Citibank	2.40	2,310,482	-

Total		26,932,394	36,578,025

4. INVENTORIES

Inventories have been valued in accordance with the policy described in Note 1 (f).

The main components at each year end are as follows:

	As of December 31,

	2004	2005
	ThCh$	ThCh$

Coal	13,359,296	15,165,363
Oil	1,274,700	1,820,626
Coal in transit	2,012,311	509,532
Imported gas in transit	62,968	72,825
Spare parts and materials	2,162,130	2,019,022
Other	281,086	139,472

Total	19,152,491	19,726,840

     Coal is presented net of an allowance for shrinkage amounting to ThCh$314,960 (ThUS$615) and ThCh$673,708 (ThUS$1,315) as of December 31, 2004 and 2005, respectively.

     The inventory of materials is presented net of provisions for ThCh$1,183,670 (ThUS$2,310) and ThCh$894,131 (ThUS$1,745) as of December 31, 2004 and 2005, respectively.

5. RECOVERABLE TAXES, NET

The detail of recoverable taxes is as follows:

	2004	2005
	ThCh$	ThCh$

VAT credit surplus (Chile)	-	185,895
VAT credit surplus (Argentina)	6,089	1,267,928
Excess of estimated monthly income tax payments over the year's tax liability (Chile)	274,843	1,384,966
Excess of estimated monthly income tax payments over the year's tax liability (Argentina)	30,727	60,201
Excess of estimated monthly income tax payments over the year's tax liability (Dominican Republic)	565,776	1,021,462
Excess of estimated monthly income tax payments over the year's tax liability (Colombia)	19,092	1,292,474
Income tax credit for fixed assets purchase (4%) (Chile)	93,202	99,973
Other Credits (Chile)	63,958	1,383,000
Other Credits (Argentina)	13	3,348
Other Credits (Colombia)	-	58,423

Total	1,053,700	6,757,670

6. COMMERCIAL PAPER

The detail of these financial instruments, which are included within other current assets, is as follows:

Dates			Original	Initial	Interest	Amount at	Market

Initial date	Maturity date	Counter Party	Currency	Amount	rate	Maturity	Value

						ThCh$	ThCh$
Dec. 26, 2005	Jan. 02, 2006	Banchile CDB	Ch$	2,005,000	0.44	2,007,058	2,006,470
Dec. 27, 2005	Jan. 03, 2006	Banco de Chile	Ch$	2,000,000	0.37	2,001,727	2,000,987
Dec. 27, 2005	Jan. 03, 2006	Banco de Chile	Ch$	1,677,000	0.37	1,678,448	1,677,828
Dec. 27, 2005	Jan. 03, 2006	Banco Crédito e Inversiones	Ch$	1,790,000	0.37	1,791,545	1,790,883
Dec. 27, 2005	Jan. 03, 2006	BCI Corredores de Bolsa	Ch$	2,000,000	0.42	2,001,960	2,001,120
Dec. 27, 2005	Jan. 26, 2006	Banco Crédito e Inversiones	Ch$	2,060,000	0.47	2,069,682	2,061,291
Dec. 27, 2005	Jan. 03, 2006	BBVA Corredores de Bolsa S.A.	Ch$	2,000,000	0.44	2,002,053	2,001,173
Dec. 28, 2005	Jan. 04, 2006	Banco Estado	Ch$	1,436,000	0.39	1,437,307	1,436,560
Dec. 28, 2005	Jan. 04, 2006	Banchile Corredores de Bolsa	Ch$	990,000	0.36	990,716	990,307
Dec. 30, 2005	Jan. 04, 2006	Banchile Corredores de Bolsa	Ch$	700,000	0.35	700,408	700,081
Dec. 27, 2005	Jan. 03, 2006	Banco Crédito e Inversiones	US$	2,569,850	4.30	2,564,643	2,563,418
Dec. 27, 2005	Jan. 17, 2006	Banco Crédito e Inversiones	US$	2,055,880	4.30	2,055,142	2,050,734
Dec. 28, 2005	Jan. 19, 2006	Banco Crédito e Inversiones	US$	154,452	4.20	154,145	153,804

				21,438,182		21,454,834	21,434,656

7. OTHER CURRENT ASSETS

Other current assets at the end of each year are as follows:

	2004	2005
	ThCh$	ThCh$

Chivor trust accounts receivable (1)	9,960,762	8,229,802
Chivor trust investments (2)	4,206,004	4,322,772
Commercial paper	19,240,701	16,666,700
Commercial paper (UF and US$)	17,180,732	4,767,956
Forward rights	45,128,025	-
Forward obligations	(49,883,231)	-
Unrealized forward results	4,755,206	-
Other current assets	281,700	257,520

Total	50,869,899	34,244,750

(1) Under the provisions of the credit agreement with a syndicate of banks led by Bank of America, Chivor was required to hold in trust the proceeds from the collection of its energy and capacity sale invoices to guarantee the payment of the syndicated bank loan. Trust assets were invested in commercial papers in Colombia.

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

On November 30, 2004, Chivor completed a US$253 million refinancing as part of which, Chivor completed the sale of US$170 million of 9.75% Senior Secured Notes due in 2014 pursuant to Rule 144A and Regulation S of the Securities Act. To guarantee the interest reserve account established under the indenture, AES Gener provided a 180-day renewable standby letter of credit for a total aggregate amount of up to US$9.7 million. Chivor also closed a local peso-denominated syndicated Colombian bank facility for Col$210 million (US$83 million), at the time the agreement was executed, with a 7-year maturity and quarterly principal payments. Chivor used the net proceeds of the new notes together with the net proceeds of the bank facility and available cash, to repay in full Chivor’s existing outstanding syndicated loan facility of approximately US$260 million. Chivor was required to hold in trust proceeds to guarantee the payment of these two new bonds. The company has recognized a loss on the repayment of Chivor’s syndicated loan facility of ThCh$1,904,129.

(2) The excess funds remaining in the trust were converted into US dollars and held in a US dollar bank account in Colombia, classified as Chivor trust investments. In Colombia, the fiduciary assignments are term deposits, which are marketable securities without expiration dates.

8. PROPERTY, PLANT AND EQUIPMENT

a) Detail of fixed assets

Property, plant and equipment have been valued and its depreciation has been calculated in accordance with Note 1(h). The property, plant and equipment components at each period end primarily include buildings, generation facilities and transmission facilities comprising the Company's power plants, as detailed below:

	Fixed Assets		Accumulated Depreciation
	As of December 31,		As of December 31,

	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Land	8,428,293	8,217,349	-	-
Facilities and infrastructure	737,746,969	686,735,810	(188,259,984)	(196,508,541)
Transmission and generation system	941,975,319	917,658,831	(359,423,371)	(378,194,519)
Process and communication equipment	14,307,488	14,598,162	(9,235,592)	(9,888,342)
Furniture and others	2,983,266	3,173,887	(2,645,255)	(2,862,376)
Other fixed assets	8,009,437	7,869,431	(1,577,863)	(1,735,882)
Technical revaluation	39,600,103	39,499,637	(29,187,848)	(30,044,299)

Subtotal	1,753,050,875	1,677,753,107	(590,329,913)	(619,233,959)
Projects under development	3,136,961	36,923,452	-	-
Total fixed assets before depreciation	1,756,187,836	1,714,676,559	(590,329,913)	(619,233,959)

Total fixed assets net of depreciation	1,165,857,923	1,095,442,600	-	-

b) Technical revaluation and adjustment of book value

Property, plant and equipment include net increases arising from the technical revaluation of certain assets performed during 1986, in accordance with SVS regulations.

The accumulated net effect of these revaluations as of each year end is detailed below by type of asset:

  Technical Revaluation that increased the book value of fixed assets:

	Fixed Assets		Accumulated Depreciation
	As of December 31,		As of December 31,

	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Transmission and generation facilities	39,598,531	39,498,065	(29,186,276)	(30,042,727)
Process and communications equipment	1,033	1,033	(1,033)	(1,033)
Furniture and others	539	539	(539)	(539)

Total technical revaluation (positive asset)	39,600,103	39,499,637	(29,187,848)	(30,044,299)

  Technical Revaluation that decreased the book value of fixed assets:

	Fixed Assets		Accumulated Depreciation
	As of December 31,		As of December 31,

	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Land	(183,939)	(183,939)	-	-
Buildings	(57,209)	(57,209)	23,893	25,163

Total technical revaluation (negative asset)	(241,148)	(241,148)	23,893	25,163

The technical revaluation that decreased the value of land and buildings has been directly deducted from the book value of these fixed assets.

c) Details of other fixed assets are as follows:

	Fixed Assets		Accumulated Depreciation
	As of December 31,		As of December 31,

	2004	2005	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Material and spare parts (*)	5,784,488	5,785,986	-	(26,587)
Leasing contracts	190,958	246,124	(1,135)	(70,456)
Other	2,033,991	1,837,321	(1,576,728)	(1,638,839)

Total	8,009,437	7,869,431	(1,577,863)	(1,735,882)

(*) Materials and spare parts are showed net obsolescence provision of ThCh$1,013,914 and ThCh$1,042,776 as of December 31, 2004 and December 31, 2005, respectively.

d) Charges to depreciation for the period are as follows:

	As of December 31,

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Property, plant and equipment	47,416,928	44,906,035	41,772,310
Leasing contracts	18,178	2,704	69,047
Technical revaluation	1,394,015	1,379,060	933,383

Total	48,829,121	46,287,799	42,774,740

9. INVESTMENTS IN RELATED COMPANIES

a) Investments in related companies are accounted for in accordance with Note 1 (j). The details are as follows:

Company	Country	Currency	Number of Shares	Percentage of Participation			Equity of The Company		Net income (loss)of the Company			Net income (loss) of Investment			Investment Value		Unrealized	Results	Book Value of The Investment

				2003	2004	2005	2004	2005	2003	2004	2005	2003	2004	2005	2004	2005	2004	2005	2004	2005
				%	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

C.G.E. Itabo S.A.	Dominican Republic	US$	14,091,707	25.01	25.01	25.01	208,958,342	178,950,420	4,765,461	7,480,467	(3,171,669)	1,191,604	1,870,491	(793,076)	52,250,033	44,746,552	-	--	52,250,033	44,746,552
Empresa EléctricaGuacolda S.A.	Chile	Ch$	64,779,500	50.00	50.00	50.00	108,284,200	113,966,437	16,778,2	5,649,403	7,372,969	8,389,146	2,824,702	3,686,484	54,142,100	56,983,218	1,667,587	1,603,879	52,474,513	55,379,339
Gasoducto GasAndes S.A.(1)	Argentina	US$	10,850,710	13.00	13.00	13.00	-	-	4,908,249	-	-	638,072	-		-	-	-		-
Gasoducto GasAndes S.A.(1)	Chile	Ch$	22,464	13.00	13.00	13.00	-	-	1,255,437	-	-	165,330	-		-	-	-		-
CDEC-SING Ltda.	Chile	Ch$	0	33.41	28.57	28.57	381,757	324,904	(1,508)	(76,688)	(56,853)	(431)	(21,911)	(16,244)	109,074	92,830	-		109,074	92,830
Energen S.A. (2)	Argentina	US$	11,999	99.00	99.99	100.00	(5,385)	-	43,248	-	-	(3,717)	-
CDEC-SIC Ltda. (1)	Chile	Ch$	0	15.38	16.67	16.67	-	-	(103,506)	-	-	(15,924)	-

															106,501,207	101,822,600	1,667,587	1,603,879	104,833,620	100,218,721

(1)	These companies were reclassified to “investments in other companies” in 2004. See Note 24.

(2)	This Company is a consolidated subsidiary since 2005.

Additional information related to investments in related companies:

a) Authorization to apply equity-method accounting to certain more than 50% owned subsidiaries in the process of being sold– see f) Investments in selling process below.

In accordance with the resolution #02385 of the SVS dated April 12, 2001, the Company’s investments in these subsidiaries must be presented under the item “investment in related companies” until they are sold or there is a purchase commitment.

The Company requested such authorization from the SVS based on its intention to sell its interest in these subsidiaries and the initiation of bid processes for their sale. Note 35 details the financial statements of the Company’s non-consolidated subsidiaries.

b) Compañía Carbones del Cesar Ltda.

On August 24, 2004, AES Gener sold its participation in Compañía Carbones del Cesar Ltda. to Carbones Internacionales del Cesar S.A., Belts International Inc. and Aspen Trails Ltda. for ThUS$5,000. This sale resulted in a net gain after taxes of ThCh$1,117,179 (ThUS$2,180).

c) Information regarding overseas investments

The liabilities of AES Gener that have been specifically designated and accounted for as investment hedge instruments for investments overseas are as follows:

US bond in the amount of US$200,000,000 due January 15, 2006. The outstanding balance as of December 31, 2005 was ThUS$54,751.

Convertible bonds for US$476,638,900 due on March 1, 2005 were fully paid as of December 31, 2005.

On March 22, 2004, the Company consummated the issuance of US$400 million aggregate principal amount of 7.50% senior notes due 2014 under Rule 144A. On May 31, 2004, the Company redeemed with the proceeds of the issuance the entire amount of its U.S. convertible notes and Chilean convertible notes.

A bank loan in the amount of US$93,474,600 due on December 31, 2010 which was used to finance the Company’s investment in Gener Argentina S.A. was also designated as a hedge of the Company’s foreign investment. In October 2005, such obligation was modified through an “amended and restated credit agreement” which sets forth the transference of the obligation to Banco

Calyon. This obligation is for up to US$130,000,000 due on October 24, 2012, which also covers the investments in Gener Argentina S.A.

d) Unrealized gains

The unrealized gains correspond to services provided by AES Gener in the construction of the powers plants owned by Empresa Eléctrica Guacolda S.A. This amount is included as part of the construction cost of the corresponding fixed assets and is amortized over the average useful life of each power plant.

e) Argentinean companies

AES Gener owns the following direct investments in Argentina:

Gener Argentina S.A. (95%) which consolidates TermoAndes (100%) and InterAndes (100%) and it also owns an investment in Energen S.A. (94%) and GasAndes (13%), has been valued according to the standards of Technical Bulletin # 64 issued by the Chilean Association of Accountants.

In 2005 AES Gener S.A. made capital contributions to Energen S.A. for US$370,000.-

On May 13, 2005 12,210,278 shares of Gener Argentina S.A. were transferred from AES Gener S.A. to Norgener S.A. for US$23,296,864 and a 5% interest. The unrealized income earned as a result of this transaction is presented in Norgener’s Shareholders’ Equity under “Other Reserves” according to Technical Bulletin No. 72 of the Chilean Association of Accountants and is eliminated in consolidation process.

On May 12, 2005, 719 shares of Energen S.A. were transferred by AES Gener S.A. to Gener Argentina S.A. for US$55,458 and a 6% interest. The unrealized income earned as a result of this transaction is shown in Gener Argentina’s Shareholders’ Equity, in the line “other reserves,” according to Technical Bulletin No. 72 of the Chilean Association of Accountants and is eliminated in consolidation process.

f) Investments in Selling Process

In accordance with the agreement adopted by the Company’s Board of Directors in its 437th session held on February 28, 2001, AES Gener was authorized to sell the subsidiaries that are not part of the electric business in Chile, including Empresa Generadora de Electricidad Itabo S.A., AES Chivor & Cia. S.C.A. E.S.P and the investments in other companies, GasAndes Chile and GasAndes Argentina. With the exception of Compañía de Carbones del Cesar Ltda, which was sold on August 24, 2004, none of these companies have been sold. (See Note 36. 5)).

g) Remittable earnings from overseas investment.

As of December 31, 2005, the Company had undistributed earnings from New Caribbean Investment S.A. of RD$86,366.931 (ThCh$ 1,267,919).

h) Valuation of investments in related companies

In accordance with Circular # 150 issued by the SVS, as of December 31, 2004, the Company conducted an analysis of our investments in which it was determined that the expected cash flows to be generated by such investments are sufficient to recover their book values.

i) CDEC-SING Ltda.

The investment that AES Gener possesses in CDEC-SING Ltda. is recorded as an “investment in related company”, given that the Company’s participation on a consolidated basis is 28.57% .

j) Energía Verde

During the extraordinary shareholders’ meeting held on August 24, 2004, it was agreed that Energía Verde would be divided into two independent companies, the first company would conserve the legally registered name and the second would be a new company named “EVSA - Nacimiento S.A.”. This operation reduced Energía Verde’s capital from ThCh$ 24,361,273

(ThUS$43,705) to ThCh$ 18,975,165 (ThUS$34,042). The new company was founded with an initial capital of ThCh$ 5,386,108 (ThUS$9,663). Subsequently, in September 2004, EVSA - Nacimiento S.A. was merged with AES Gener.

(k) On December 30, 2005, Energy Trade transferred 5,342,690 shares from Petróleos, Asfaltos y Combustibles S.A. to AES Gener. As a result, AES Gener became the holder of all issued and paid-in shares of Petróleos, Asfaltos y Combustible S.A. As a consequence of the foregoing, in the same act, Petróleos, Asfaltos y Combustibles S.A. was absorbed by AES Gener.

(l) On December 30, 2005, AES Gener acquired one share in Servicios de Asistencia Técnica S.A., thus becoming the owner of all issued and paid-in shares in such Company. As a consequence, in the same act Servicios de Asistencia Técnica S.A. was absorbed by AES Gener.

(m) On November 1, 2005, AES Chivor S.A. was incorporated with an initial capital of Col$600,000,000 (ThCh$13,638), divided into 60,000 shares. Energía Verde S.A. subscribed and paid-in 95% of those shares and since December 2005 issues consolidated financial statements including its new subsidiary AES Chivor S.A. (created as a holding company). The contribution made by Energía Verde S.A. totaled US$26,384.53.

(n) During 2005, AES Gener S.A. received dividends for ThCh$ 14,657,099. The payments were received from the subsidiaries Norgener S.A., Sociedad Electrica Santiago S.A., New Caribbean Investment S.A., Gener Colombia S.A. as well as the equity-method investee Guacolda S.A.

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

The company has assessed the recoverability of the goodwill generated by its investments as of December 31, 2004 according to Technical Bulletin No. 72 of the Chilean Accountants Association. No adjustments were made as a result of this assessment which may have affected the values of such investments and no event has occurred to justify a reassessment.

The detail of goodwill is as follows:

	Balance as				Balance as
	of December		Amortization		of Decembe

Company	31, 2004	2003	2004	2005	r 31, 2005

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
a) Goodwill:
Empresa Eléctrica Guacolda S.A	543,916	60,435	60,435	60,435	483,480
Gasoducto GasAndes S.A	-	108,688	-	-	-
Gasoducto GasAndes S.A. (Argentina)	-	155,431	-	-	-
Petroleos, Asfaltos y Combustibles S.A. (1)	-	-	-	354,371	-
Sociedad Eléctrica Santiago S.A.	1,064,561	65,760	69,807	69,807	994,754
Sociedad Eléctrica Santiago S.A.	2,687,428	362,740	362,740	362,740	2,324,688
Sociedad Eléctrica Santiago S.A.	814,537	46,573	48,150	48,150	766,855

	5,110,442	779,627	541,132	895,503	4,569,777

___________________________________
(1)   This company was merged in 2005.

11. INTANGIBLES

The detail of intangibles is as follows

	As of December 31,

	2004	2005
	ThCh$	ThCh$

Revalued asset from the Company's predecessor (1981)	6,254,014	6,254,005
Other	709,921	709,921

Total	6,963,935	6,963,926

Accumulated amortization	(4,798,545)	(5,017,570)

Total Intangible net of accumulated amortization	2,165,390	1,946,356

Charge to net income	(237,303)	(219,034)

Amortization expense is included within "Other non-operating expenses" (Note 30).

12. OTHER LONG TERM ASSETS

The detail of other long term assets is as follows:

	2004	2005
	ThCh$	ThCh$

Advances to suppliers (e)	4,295,589	2,844,252
Discount in bonds issuance (a)	1,740,903	1,457,504
Deferred expenses in issuance of bonds and others (b)	28,989,088	22,696,597
Materials (f)	206,613	197,331
Pension plans deferred assets (c)	1,405,544	792,253
Power supply to Chilquinta in the 5th region (d)	1,000,948	683,339
Deferred assets staff severance indemnities and pension plans (c)	584,615	512,065
Deferred assets due to change in life expectancy (g)	-	1,139,965
Other	717,248	255,651

Total	38,940,548	30,578,957

a) Discount in bonds issuance corresponds to the difference between par value and issue value. These amounts are amortized over the life of the notes.

b) Deferred expenses in the issuance of bonds and others correspond to expenses incurred in the issuance process and the legal expenses which are amortized during the term of the bonds.

As of December 31, 2005 this item includes ThCh$17,360,466 (ThUS$33,874) of direct costs incurred in the issuance and placement of AES Gener’s US$400 million bonds which were placed in the US in March 2004.

Annual amortization amounted to ThCh$3,054,812 (ThUS$5,960), ThCh$5,776,869 (ThUS$11,272) and ThCh$4,503,115 (ThUS$8,787) in 2003, 2004 and 2005, respectively which is included within non-operating expenses (Note 30).

During 2004, the convertible bonds and part of the Yankee bonds were prepaid. The associated deferred costs were directly charged to results in the amount of ThCh$2,735,645 (ThUS$5,338).

c) Pension plan deferred assets and deferred assets of staff severance indemnities and pension plans: As of December 31, 2005, includes ThCh$792,253 (ThUS$1,546) related to AES Gener which will be amortized over a 9-year period. Annual amortization was ThCh$248,426 (ThUS$485), ThCh$239,007 (ThUS$466) and ThCh$99,032 (ThUS$193) in 2003, 2004 and 2005, respectively. In 2005, deferred assets for ThCh$512,065 (ThUS$999) were allocated to staff severance indemnities and pension plans to be amortized over a remaining 9-year period. Annual amortization totaled ThCh$62,136 (ThUS$121), ThCh$71,554 (ThUS$140) and ThCh$71,554 (ThUS$140) in 2003, 2004 and 2005, respectively.

d) Power supply to distribution company Chilquinta S.A. 5th Region corresponds to the prepayment of the transmission contract for energy transported from the SIC to the 5th Region. The prepayment is to be amortized over a 10-year period which initiated on May 1, 2000.

e) The advances to suppliers as of December 31, 2005 and December 31, 2004 include ThCh$1,576,552 (ThUS$3,076) and ThCh$2,672,657 (ThUS$5,215), respectively, related to a loan issued by Gener Colombia S.A. to Carbones Colombianos del Cerrejón with a 13.9433% annual effective interest rate which is to be paid in 5 equal annual installments of US$1,025,399.45 starting on July 1, 2005.

f) Materials include specific equipment and low rotation material which are expected to be used in the long term. This item is shown net of the obsolescence provision, which amounts to ThCh$958,050 (ThUS$1,869) and ThCh$797,664 (ThUS$1,556) in 2004 and 2005, respectively.

g) The amount associated with deferred assets due to the change in the life expectancy made on January 1, 2005 shall be amortized in a remaining period of 9 years. The amortization was ThCh$126,663 (ThUS$247) in the 2005 fiscal year and it is included in other non-operating expenses (Note 30).

13. SHORT TERM AND LONG TERM ACCOUNTS RECEIVABLE

The detail of short term and long term accounts receivable is as follows:

	Short Term Maturities

			More than 90 days less
	Less than 90 days		than 1 year			Total Current Assets		Long term Maturities

	2004	2005	2004	2005	Subtotals	2004	2005	2004	2005
Accounts	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Trade Accounts
Receivable	31,599,656	43,020,996	3,264,459	5,431,734	48,452,730	30,027,683	43,715,306	-	-
Allowance for Doubtful
Accounts	(1,424,783)	(23,273)	(3,411,650)	(4,714,147)	(4,737,424)	-	-	-	-
Notes Receivable	62	-	-	-	-	62	-	-	-
Miscellaneous accounts
receivable	1,883,130	1,323,130	1,037,028	970,809	2,293,939	2,920,158	2,293,939	4,723,086	4,143,617

Total						32,947,903	46,009,245	4,723,086	4,143,617

Long term accounts receivable as of December 31, 2004 and 2005 principally include ThCh$4,639,223 (ThUS$9,052) and ThCh$4,046,686 (ThUS$7,896), respectively, which were paid under a take-or-pay contract for the transportation of gas, for amounts in excess of the gas received. In accordance with the terms of the contract, the minimum payments in excess of the gas received are applied to future purchases of gas and bear no interest (Note 26 4) a3).

14. CURRENT LIABILITIES

The following liabilities, excluding bank liabilities, are due within a year:

	As of December 31,

	2004	2005
	ThCh$	ThCh$

Short term portion of long term liabilities (b)	359,414	353,903
Dividends payable	132,266	56,539
Bonds payable (a) (b)	13,847,530	39,686,872
Trade accounts and notes payable	27,939,405	32,147,923
Accounts and notes payable to related companies	1,507,664	1,045,608
Taxes, withholdings and other	9,881,707	15,348,305
Provision	6,992,845	8,872,868

Total	60,660,831	97,512,018

Accounts payable and other short term liabilities primarily correspond to purchases of coal, energy and electric power.

The average annual interest rates were the following:

	As of
	December 31,

	2004	2005

a) Average annual interest rate: UF obligations	7.50%	7.50%
b) Average annual interest rate: US$ obligations	7.83%	8.02%

15. INCOME TAXES

a) Taxes payable

Certain subsidiaries recognized income tax payable of ThCh$5,462,675 (ThUS$10,659) and ThCh$10,047,992 (ThUS$19,606) in 2004 and 2005, respectively.

b) Deferred taxes

The deferred tax assets and liabilities arising from accumulated temporary differences and the deferred tax complementary accounts are set out below:

		2004				2005

	Deferred Asset		Deferred Liability		Deferred Asset		Deferred Liability

	Short-	Long-	Short-	Long-	Short-	Long-	Short-	Long-
	term	term	term	term	term	term	term	term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	11,276	869,955	-	-	10,272	750,438	-	-
Unearned income	214,675	2,625,309	-	-	194,605	2,170,200	-	-
Vacation provision	175,304	-	-	-	161,082	-	-	-
Accelerated depreciation	-	-	-	110,115,963	-	-		108,018,616
Staff severance indemnities	-	-	-	134,277	-	-	-	187,429
Amortization of intangibles	-	-	-	250,665	-	-	-	330,879
Leased assets	-	-	-	19,047	-	-	-	31,246
Capitalized tax expenses	-	-	-	359,160	-	-	-	596,682
Coal allowance	37,142	-	-	-	49,176	-	-	-
Sale on investments in related companies	12,869	663,194	-	-	-	-	-	65,807
Lease obligations, net	5,907	13,141	-	-	5,873	15,482	-	-
Allowance for supplies and inventories	373,589	162,869	-	-	309,270	135,603	-	-
Provision for retirement of machinery and
equipment	10,075	-	-	-	9,321		-	-
Loss carryforward	-	30,144,427	-	-		26,857,000	-
Allowances	882,890	137,384	-	-	765,997	1,121,137	-	-
Deferred expenses on bonds issuance	-	-		6,025,298	-	-	-	4,635,773
Unrealized gain/loss in investments	-	2,773,536	-	-	-	2,594,660	-	-
Other deferred assets	-	3,684,979	-	-	-	1,232,702		-
Forwards	-	-	655,172	-	-	-	-	1,954
Employee bonuses provision	160,670	-	-	-	228,612	98,408	-	-
Overseas credits	-	-	-	-	-	435,197	-	-

Subtotal	1,884,397	41,074,794	665,172	116,904,410	1,734,208	35,410,827	-	113,868,386

Net complementary accounts	-	(190,224)	-	(54,292,588)	-	(141,973)	-	(50,312,307)

Total deferred taxes	1,884,397	40,884,570	655,172	62,611,822	1,734,208	35,268,854	-	63,556,079

These deferred taxes are presented on a net basis in the balance sheet.

	As of December 31,

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Current income tax	(877,883)	(5,296,500)	(9,311,296)
Adjustment for income tax expense prior year	-	-	35,941
Deferred income tax	(7,503,571)	(30,841,098)	(5,318,035)
Benefits of tax losses	4,937,812	6,377,842	1,571,297
Amortization of complementary accounts	(1,598,670)	12,916,995	(1,868,948)
Change in tax contingency provision	-	(2,318,112)	(880,608)
Other	-	-	(255,690)

Charge to income	(5,042,312)	(19,160,873)	(16,027,339)

c) Tax loss carryforwards

As of December 31, 2004 and 2005, the company had tax loss carryforwards for tax purposes of ThCh$169,509,886 and ThCh$150,422,827, respectively, as detailed below:

	As of December 31,

	2004	2005
	ThCh$	ThCh$

Chile (1)	162,133,518	143,283,276
Argentina (2)	7,376,368	7,139,551

Total	169,509,886	150,422,827

(1) Tax losses with an indefinite term.

(2) Tax losses with a 3-year term.

d) Tax rate reconciliation

	2003	2004	2005

Pretax income (loss) in accordance with Chilean
GAAP	64,190,636	62,242,725	60,311,773
Statutory tax rate	17.00%	17.00%	17.00%
Statutory tax rate applied to pretax income	(10,912,408)	(10,581,263)	(10,253,001)
Statutory tax rate of foreign subsidiaries income (loss)	5,077,460	446,554	(5,448,688)
Price level adjustments	(12,219,230)	(20,838,345)	(4,258,449)
Equity earnings in related companies	11,229,400	5,599,424	2,774,268
Deferred tax adjustments	2,804,039	3,901,852	1,519,779
Other taxes	(1,021,573)	2,310,906	(361,247)

Total	(5,042,312)	(19,160,873)	(16,027,339)

16. SHORT TERM BANK LIABILITIES

Short term bank liabilities as of December 31, 2004 and 2005 are as follows:

	CURRENCY

			Other foreign
	US Dollars		currency		Chilean pesos		TOTAL

	2004	2005	2004	2005	2004	2005	2004	2005
BANK	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Short Term
Banco Crédito Inversiones	4,205,135	-	-	-	-	-	4,205,135	-
Scotiabank	2,803,424	-	-	-	-	-	2,803,424	-
Banco de Chile	1,738,972	-	-	-	1,593,736	-	3,332,708	-

Total	8,747,531	-	-	-	1,593,736	-	10,341,267	-

Principal	8,660,365				1,593,736		10,254,101

Annual average interest rate	2.98%

			Other Foreign
	US Dollars		Currency		Chilean Pesos		TOTAL

Short term portion of	2004	2005	2004	2005	2004	2005	2004	2005
long bank liabilities	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Banco Calyon (1)	3,496,772	23,334	-	-	-	-	3,496,772	23,334
Banco de Chile	3,424,688	3,033,208	-	-	-	-	3,424,688	3,033,208
Bancolombia	-	-	1,967,684	3,964,407	-	-	1,967,684	3,964,407
Corfinsura	-	-	983,843	-	-	-	983,843	-
Conavi	-	-	196,769	-	-	-	196,769	-
Bancafe	-	-	787,073	-	-	-	787,073	-
Banco de Bogotá	-	-	907,946	831,495	-	-	907,946	831,495
Av Villas	-	-	194,894	178,484	-	-	194,894	178,484
Banco de Occidente	-	-	374,797	343,239	-	-	374,797	343,239
Corficol	-	-	194,894	178,484	-	-	194,894	178,484
Davivienda	-	-	393,536	-	-	-	393,536	-
Corfivalle	-	-	295,153	270,302	-	-	295,153	270,302

Total	6,921,460	3,056,542	6,296,589	5,766,411	-	-	13,218,049	8,822,953

Principal	6,921,460	2,972,500	6,296,589	5,766,411	-	-	13,218,049	8,738,911
Annual average interest
rate	5.45%	5.57%	13.34%	12.89%

(1) In October 2005, the obligation with Deutsche Bank was modified through an "amended and restated credit agreement" transferring the obligation to Calyon Bank. The obligation with Calyon Bank is for up to US$130,000,000 (ThCh$66,625,000) its maturity date on October 24, 2012.

The available credit lines of the Company as of December 31, 2005 are as follows:

	Approved	Current Use

AES Gener	45,305.00	0,0

ABN	5,125.00	0,0
Banco de Chile	7,687.50	0,0
Banco del Desarrollo	2,562.50	0,0
Banco Estado	5,125.00	0,0
Citibank	7,482.50	0,0
CorpBanca	2,562.50	0,0
Scotiabank	12,812.50	0,0
Security	1,947.50	0,0

17. LONG TERM BANK LIABILITIES

The detail as of December 31, 2004 and 2005 is as follows:

		2004	2005

		Total	1-2	2-3	3-5	5-10	Total	Annual
		Long term	years	years	years	years	Long term	interest
Bank	Currency	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	rate

Banco Calyon (1)	US$	41,058,700	-	4,134,624	16,538,497	16,542,219	37,215,340	5.22%
Banco de Chile	US$	13,397,220	2,972,500	2,972,500	2,972,500	-	8,917,500	5.57%
	Colombian
Bancolombia		$14,095,842	3,964,407	3,964,407	7,928,814	3,991,194	19,848,822	12.89%
	Colombian
Confinsura		$7,047,919	-	-	-	-	-	-
	Colombian
Conavi		$1,409,584	-	-	-	-	-	-
	Colombian
Bancafé		$5,638,336	-	-	-	-	-	-
	Colombian
Banco de Bogota		$6,504,223	831,495	831,495	1,662,991	837,114	4,163,095	12.89%
	Colombian
Av Villas		$1,396,161	178,484	178,484	356,968	179,690	893,626	12,89%
Banco de	Colombian
Occidente		$2,684,920	343,239	343,239	686,477	345,558	1,718,513	12.89%
	Colombian
Corficol		$1,396,162	178,484	178,484	356,967	179,690	893,625	12.89%
	Colombian
Davivienda		$2,819,169	-	-	-	-	-	-
	Colombian
Corfivalle		$2,114,381	270,302	270,302	540,603	272,127	1,353,334	12.89%

Total		99,562,617	8,738,911	12,873,535	31,043,817	22,347,592	75,003,855

18. LONG TERM LIABILITIES (EXCLUDING BANK LIABILITIES)

	Balance as of December 31, 2004				Balances as of December 31, 2005

		Long term	Short term		Long term	Short term
	Type of	Portion	Portion	Total	Portion	Portion	Total
Liability	Currency	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Bonds payable	UF	19,483,344	298,923	19,782,267	19,413,280	406,860	19,820,140
Bonds payable	US$	26,563,454	7,183,623	33,747,077	17,681,250	6,279,108	23,960,358
Bonds payable in
foreign countries	US$	360,772,711	6,364,984	367,137,695	292,125,000	33,000,904	325,125,904

Subtotal		406,819,509	13,847,530	420,667,039	329,219,530	39,686,872	368,906,402

Notes payable	US$	429,944	-	429,944	71,318	-	71,318

			-			-
Subtotal		429,944	-	429,944	71,318	-	71,318

Provision for staff
severance indemnities	Ch$	2,025,400	34,651	2,060,051	1,840,435		1,840,435
Provision for pensions
and post retirement
benefits	Col$	2,662,833	-	2,662,833	2,218,280	27,042	2,245,322
Provision for personnel
benefits	Ch$	-	2,513,770	2,513,770	45,599	2,872,127	2,917,726
Provision for post-
retirement pension
plan	Ch$	4,859,126	725,706	5,584,832	6,280,008	742,008	7,022,016
Provision for taxes in
Argentina	Arg$	-	80,793	80,793	-	85,747	85,747
Legal contingency
provision	Ch$	-	1,328,173	1,328,173	-	696,350-	696,350
Other provisions	Ch$	2,819,614	990,487	1,491,990	3,118,167	395,561	3,513,728
Other provisions	Arg$				428,855	2,894,437	3,323,292
Other provisions	Col$	-	1,319,265	1,319,265	-	1,159,596	1,159,596

Subtotal		12,366,973	6,992,845	17,041,707	13,931,344	8,872,868	22,804,213

Deferred taxes	Col$	6,089,406	-	6,089,406	6,819,636	-	6,819,636
Deferred taxes	Ch$	20,920,924	-	23,239,035	25,593,048	-	25,593,048
Deferred taxes	Arg$	(5,283,078)	-	(5,283,078)	(4,125,459)	-	(4,125,459)

		21,727,252	-	24,045,363	28,287,225	-	28,287,225

Deferred customs
duties	US$	38,006	81,280	119,286	35,568	1,243	36,811
Unearned income (a)	US$	15,442,944	298,985	15,741,979	12,765,887		12,765,887
Other current liabilities	US$	-	1,790,297	1,790,297	-	1,610,870	1,610,870
Other long-term
liabilities (b)	US$	-	359,414	359,414	-	352,660	352,660

Subtotal		15,481,000	2,529,976	18,010,976	12,801,455	1,964,773	14,766,228
Totals		456,824,678	23,370,351	480,195,029	384,310,872	50,524,513	434,835,385

a) Includes Escondida unearned Income, which is amortized on a straight-line basis (see note 28).

b) The items reflected in the short term portion of long term liabilities are the following:

	2004	2005
	ThCh$	ThCh$

Notes payable	300,268	266,487
Leasing	59,146	86,173

Total	359,414	352,660

19. PROVISIONS

a) Provisions as of each year end are as follows:

	2004	2005
	ThCh$	ThCh$

Current Liabilities:
Staff severance indemnities	34,651	27,042
Vacation and other employee benefits	2,513,770	2,872,127
Pensions and post-retirement benefits (1)	725,706	742,008
Argentine taxes	80,793	85,747
Provision dispute with the Junta de Vigilancia
Rio Maipo	299,980	398,424
Provision legal expenses capacity reliquidation	145,040	297,926
Legal contingency provision	2,801,386	3,169,992
Research and development expenses related to
Liquid Natural Gas (GNL) project	-	118,500
Other provisions (2)	391,519	1,161,102

Total	6,992,845	8,872,868

Long term liabilities:
Staff severance indemnities	2.025,399	2,095,675
Pension and post-retirement benefits	2,662,834	1,904,109
Complementary pension plan (1)	4,876,452	6,280,007
Provision for tax credits	2,318,112	3,118,167
Provision for investment losses	5,385	-
Other provisions (3)	478,790	533,386

Total	12,366,972	13,931,344

(1)
The provision for pensions and post-retirement benefits charged to income in 2003, 2004 and 2005 amounted to ThCh$1,166,183 (ThUS$8,275), ThCh$672,623 (ThUS$1,312) and ThCh$1,115,159 (ThUS$2,176), respectively, and is included in “Non-operating expenses”. See Note 30.

(2)
Other provisions include maintenance cost incurred for services completed for ThCh$618,542 (ThUS$1,207) in 2005 and external services for ThCh$324,387 (ThUS$633) and ThCh$231,886 (ThUS$452) in 2004 and 2005 respectively.

(3)	Other provisions include a provision for ThCh$423,202 (ThUS$826) and ThCh$428,855 (ThUS$837) in 2004 and 2005, respectively, related to gross revenue taxes for Gener Argentina S.A.

b) Other provisions

Other provisions that are presented as a reduction in the corresponding assets at each year end are as follows:

	2004	2005
	ThCh$	ThCh$

Allowance for fixed assets	59,263	54,828
Allowance for supplies and inventories	3,155,634	2,734,571
Allowance for doubtful accounts	4,836,432	4,737,424
Allowance for shrinkage of coal inventory	314,960	673,708

Total	8,366,289	8,200,531

c) Write-offs

As of December 31, 2004 and 2005, fixed assets amounting to ThCh$553,375 (ThUS$1,080) and ThCh$2,395,682 (ThUS$4,675) respectively were written-off (See Note 30). These amounts are included in other non-operating expenses and represent the net book value of fixed assets retired from service that will mainly be sold as scrap material.

20. STAFF SEVERANCE INDEMNITIES AND PENSION PLANS BENEFITS

	As of December 31,

	2004	2005
	ThCh$	ThCh$

a) Balance of Provision
Short term provision:
Chivor	34,651	27,042

Total short term	34,651	27,042

Long term provision:
Gener	2,025,401	2,095,675
Chivor	2,662,832	1,904,109

Total long term	4,688,233	3,999,784

b) Charge to income
Staff severance indemnities	693,695	321,322
Pensions plans (Chivor )	736,483	186,228

c) Payments
Staff severance indemnities	(218,559)	(213,761)
Pensions plans (Chivor )	(286,007)	(277,069)
Employee contributions	91,628	41,743

d) Foreign exchange effect	(110,115)	(590,405)

Staff severance indemnities are discounted at an interest rate of 8% in 2004 and 2005; and they base on a limited service period of 31 years.

21. BONDS

a) The terms and conditions for the bonds outstanding as of December 31, 2005 are as follows:

			Eléctrica Santiago	Eléctrica Santiago
	AES Gener	AES Gener	Bond	Bond	Chivor
	Yankee Bonds	Senior Notes	US$	UF	Senior Notes

Issue date	January 23, 1996	March 22, 2004	September 29, 1999	September 29, 1999	November 30, 2004

Securities issued	Bearer Bonds	Bearer Bonds	Bearer Bonds	Bearer Bonds in	Bearer Bonds
	denominated in US$	denominated in US$	denominated in US$	denominated UF	denominated in
US$

Amount of
issuance	US$200,000,000	US$400,000,000	US$60,000,000	UF1,388,000	US$170,000,000

			Series A1	Series B1
			500	198 bonds of
			bonds of	UF 1.000 each
US$10,000
each

			Series A2	Series B2
			550	119 bonds of
			bonds of	UF 10.000 each
US$100,000
each

Amount
outstanding	US$ 54,751,000 (1)	US$ 400,000,000	US$ 57,500,000	UF 1,086,000	US$ 170,000,000

Basis for	Ch$ /	Ch$ / US$	Ch$ /	UF Fluctuation	Ch$ / US$
readjustment	US$ Fluctuation	Fluctuation	US$ Fluctuation		Fluctuation

Amortization term	10 years	10 years	10 years (5 year	25 years (6 year	10 years
			grace	grace period and
			period and 5 year	19 year principal
			principal	repayment
			repayment period)	period)

Principal payments	January 15, 2006	March 25, 2014	10 semiannual	38 semiannual	December 30,
			payments	payments	2014
			starting on April 15,	starting on April
			2005	15, 2005

Nominal annual
interest rate	6.50%	7.50%	8.00%	7.50%	9.75%

Interest payments	Semiannually on	Semiannually on	Semiannually on	Semiannually on	Semiannually on
	January 15 and July	March 25 and	April 15	April 15 and	June 30 and
	15	September 25 of	and October 15 of	October 15 of	December 30 of
	of each year, starting	each	each	each year,	each year, starting
	on	year, starting on	year, starting on April	starting on April	on June 30, 2005
	July 15, 1996	September 25, 2004	15,	15, 2000
2000

(1)	On February 27, 2004, the Company accepted for payment an aggregate principal amount of US$ 145.2 million of our Yankee Bonds in a cash tender offer.
As of December, 31, 2005, the outstanding amount of Yankee Bonds was US$ 54.7 million.

b) The detail of the outstanding bonds at December 31, 2004 and 2005 is as follows:

			Basis for readjustme nt interest	Nominal Annual Rate%
Registration No. or		Outstanding			Scheduled	Interest	Amortization	2004	2005	Country of
Identification	Series	Amount			Maturity	payments	payments	ThCh$	ThCh$	issuance

Bonds Short term
Yankee Bonds (Gener)	Single	54,751,000	US$	6.50%	Jan-15-2006	Semiannually	Upon maturity	947,627	28,900,904	US
Rule 144/A/Reg S
Bonds (Gener)	Single	400,000,000	US$	7.50%	Mar-25-2014	Semiannually	Upon maturity	4,619,731	4,100,000	US
214 (ESSA)	A	57,500,000	US$	8.00%	Oct-15-2009	Semiannually	Semiannually	7,183,623	6,279,108	Chile
214 (ESSA)	B	1,086,000	UF	7.50%	Oct-15-2024	Semiannually	Semiannually	298,923	406,860	Chile
Chivor Bonds	Single	170,000,000	US$	9.75%	Dec-30-2014	Semiannually	Upon maturity	797,626	-	US

Total short term								13,847,530	39,686,872

Bonds Long term
							Upon
Yankee Bonds (Gener)	Single	54,751,000	US$	6.50%	Jan-15-2006	Semiannually	maturity	31,616,863	-	US
Rule Bonds 144A/Reg							Upon
S Bonds(Gener)	Single	400,000,000	US$	7.50%	Mar-25-2014	Semiannually	maturity	230,986,560	205,000,000	US
214 (ESSA)	A	57,500,000	US$	8.00%	Oct-15-2009	Semiannually	Semiannually	26,563,454	17,681,250	Chile
214 (ESSA)	B	1,086,000	UF	7.50%	Oct-15-2024	Semiannually	Semiannually	19,483,343	19,413,280	Chile
							Upon
Chivor Bonds	Single	170,000,000	US$	9.75%	Dec-30-2014	Semiannually	maturity	98,169,289	87,125,000	US

Total								406,819,509	329,219,530

SHORT AND LONG TERM OBLIGATIONS WITH THE PUBLIC

a) As of December 31, 2005, the Company had five series of bonds outstanding, two of which were issued by AES Gener, two by Eléctrica Santiago and one by Chivor.

The two outstanding bonds of AES Gener bonds were issued in the US in 1996 and 2004.

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

In 2004, the Company repaid the total amount of the floating rate notes issued by our Argentine subsidiaries, TermoAndes and InterAndes, which were authorized on July 30, 1998 by the National Commission of Securities, through Resolution No. 12337. In accordance with this approval, TermoAndes issued ten series of bonds totaling US$210,000,000 and InterAndes issued five series of bonds totaling US$47,000,000. Both companies hedged their variable rate obligations with a fixed 180-day Libor rate, pursuant to which TermoAndes and InterAndes paid a fixed rate and received a variable rate. These interest rate swap agreements were also terminated in April 2004. On April 16, 2004, AES Gener S.A. repaid the outstanding debt (notes) of TermoAndes and InterAndes, through the payment of US$ 62 million and a new credit agreement for US$ 93.5 million which was extended to AES Gener S.A.

In 2004, AES Gener also concluded three separate cash tender offers and/or called for redemptions of the US$200 million 6.5% Yankee Bonds due in 2006, its US$73.9 million 6% U.S. convertible notes due 2005, and its US$402.7 million 6% Chilean convertible notes due 2005. In connection with such offers, the Company accepted for payment tenders of approximately US$145.2 million in principal amount of Yankee notes on February 27, 2004, representing 72.62% in aggregate principal amount of Yankee notes outstanding, and on April 2, 2004, approximately US$55.7 million in aggregate principal amount of U.S. convertible notes, representing 75.35% of the outstanding aggregate principal amount of U.S. convertible notes. In connection with its offer for the Chilean convertible notes, the Company repurchased approximately US$156.8 million in aggregate principal amount of the notes on March 24, 2004, representing 38.9% in aggregate principal amount of Chilean convertible notes outstanding. On May 31, 2004, AES Gener redeemed the entire amount of its U.S. convertible notes and Chilean convertible notes outstanding after the completion of the tender offers described above for approximately US$264.1 million.

On March 22, 2004, the Company completed the issuance of US$400 million aggregate principal amount of 7.50% senior notes due 2014. The Company entered into forward treasury lock agreements for a notional amount of US$200 million valid since December, 2003 and an additional US$200 million in February, 2004 to hedge against the underlying fluctuation in interest rate of the notes. On the closing date of these notes, the Company paid an actual loss amount of US$22.1 million (ThCh$13,140). The loss is amortized over the term of the notes.

The placement discounts and bond issuance expenses are detailed under other long term assets (Note 12).

Eléctrica Santiago has outstanding bonds as explained below:

During 1999, the subsidiary completed its first bond issuance for an aggregate principal amount of US$100 million (series ‘A’ and ‘B’), US$60 million in ‘A’ series bonds and UF 1,388,000 in ‘B’ series bonds. As of December 31, 2005, 95.8% of the ‘A’ series bonds had been issued, totaling ThCh$29,468,750 (US$57.5 million) and 78.2% of the ‘B’ series bonds totaling ThCh$19,520,644 (UF 1,086,000). The issuance proceeds were used to finance the debt owed to General Electric related to the construction of the Nueva Renca power plant and repay other short term debt.

Accrued interest as of December 31, 2004 and 2005 amount to ThCh$7,206,667 (ThUS$14,062) and ThCh$5,625,871 (ThUS$10,977), respectively, and is included under short term bonds payable.

b) The scheduled maturities of bonds payable are as follows:

	2004	2005
	ThCh$	ThCh$

2005	13,847,530
2006	38,364,885	39,686,872
2007	6,786,988	6,040,155
2008	6,825,955	6,079,196
2009	6,864,922	6,118,237
2010	263,025	263,529
2011	301,992	302,570
2012	340,959	341,611
2013	379,925	380,653
2014	329,574,740	292,544,694
2015	457,858	458,735
2016	496,825	497,776
2017	535,792	536,818
2018	574,758	575,859
2019	642,950	644,181
2020	720,884	722,264
2021	974,167	976,032
2022	1,753,500	1,756,858
2023	4,286,336	4,294,542
2024	6,673,046	6,685,820

Total	420,667,037	368,906,402

c) The deferred expenses related to bond issuance as of December 31, 2004 and 2005 are as follows:

	2004	2005
	ThCh$	ThCh$

Legal fees	1,475,110	1,161,763
Financial fees	1,882,357	1,466,312
Commissions	6,321,733	4,949,701
Taxes	4,842,060	4,041,156
Treasury lock	12,416,954	9,659,466
Discount on bond issuance	2,320,587	1,727,832
Other expenses	1,471,190	1,147,871

Total	30,729,991	24,154,101

22. SHAREHOLDERS’ EQUITY

a) The movement in shareholders' equity during each year is as follows:

		Share		Future			Net Income	Total
	Paid-in	Premium	Other	Dividends	Retained	Interim	For the	Shareholders
	Capital	Account	Reserves	Reserve	Earnings	Dividends	period	Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

2003
Balance as of January 1,	654,074,615	29,242,922	50,530,190	4,829,292	3,107,439	-	35,223,218	777,007,676
Distribution of earnings from last year	-	-	2,636,863	29,779,536	2,806,819	-	(35,223,218)	-
Final dividends	-	-	-	(29,779,536)	-	-	-	(29,779,536)
Currency translation adjustment	-	-	(144,607)	-	-	-	-	(144,607)
Price-level restatement	6,540,746	292,429	486,844	462,727	59,142	-	-	7,841,888
Net income for the period	-	-	-	-	-	-	53,678,463	53,678,463
Interim dividends	-	-	-	-	-	-	-	-
Total	660,615,361	29,535,351	53,509,290	5,292,019	5,973,400	-	53,678,463	808,603,884

Balance at Dec.31, 2003	701,507,452	31,363,589	56,821,515	5,619,595	6,343,153	-	57,001,160	858,656,464

2004
Balance as of January 1,	660,615,361	29,535,351	53,509,290	5,292,019	5,973,400	-	53,678,463	808,603,884
Distribution of earnings from last year	-	-	-	-	53,678,463	-	(53,678,463)	-
Final dividends	-	-	-	-	(56,727,528)	-	-	(56,727,528)
Issuance of shares	62,268,146	-	-	-	-	-	-	62,268,146
Currency translation adjustment	-	-	(19,200,331)	-	-	-	-	(19,200,331)
Price-level restatement	17,884,837	738,384	1,337,732	132,300	(210,529)	(120,962)	-	19,761,762
Net income for the period	-	-	-	-	-	-	39,454,037	39,454,037
Interim dividends	-	-	-	-	-	(32,366,268)	-	(32,366,268)
Total	740,768,344	30,273,735	35,646,691	5,424,319	2,713,806	(120,962)	39,454,037	854,159,970

Balance at Dec.31, 2004	767,436,004	31,363,589	36,929,972	5,619,594	2,811,503	(125,317)	40,874,382	884,909,728

2005
Balance as of January 1,	740,768,344	30,273,735	35,646,691	5,424,319	2,713,806	(32,487,230)	39,454,037	821,793,702
Distribution of earnings from last year	-	-	-	-	6,966,807	32,487,230	(39,454,037)	-
Final dividends	-	-	-	218,730	(6,966,807)	-	-	(6,748,077)
Currency translation adjustment	-	-	(14,371,683)	-	-	-	-	(14,371,683)
Price-level restatement	26,667,660	1,089,854	1,283,280	203,588	18,789	-	-	29,263,171
Net income for the period	-	-	-	-	-	-	43,038,841	43,038,841
Interim dividends	-	-	-	-	-	(12,959,500)	-	(12,959,500)

As of December 31,2005	767,436,004	31,363,589	22,558,288	5,846,637	2,732,595	(12,959,500)	43,038,841	860,016,454

b) Paid-in Capital

At the extraordinary general shareholders meeting held on September 14, 1998, the shareholders agreed to increase the Company’s capital by ThCh$237,500,000 (ThUS$426,085) with the issuance of 2,375,000,000 shares of common stock for the sole purpose of supporting the conversion of convertible bonds into shares (Note 21). Such shares were issued on November 13, 1998, in accordance with their registration in the securities registry. As of December 31, 2004, ThUS$23,305 (ThCh$14,184,472) in bonds have been converted into shares, which represents 85,932,258 shares. All convertible bonds have been repaid or converted into shares.

At the extraordinary general shareholders meeting held on March 10, 2004, the shareholders agreed to increase the Company’s capital by ThCh$74,245,000 (ThUS$133,199) through the issuance of 818,126,722 common shares, under which each shareholder, per share owned, had the right to subscribe to 0.1442204083557 shares of the new issuance in order to maintain the same percentage of ownership in the Company.

The preferential offering period started on May 20, 2004 and it was effective until June 19, 2004. During this period a total of 714,084,243 shares amounting to ThCh$62,268,146 (the equivalent of US$98 million at the time the capital increase transactions occurred) were subscribed to. AES Gener’s parent Company, Inversiones Cachagua Ltda. (Cachagua) subscribed to 713,000,000 shares on May 20, 2004, increasing its ownership from 98.65% to 98.79%

c) Dividend Payments

The following details the final dividends paid as of December 31, 2004 and 2005 from 2004 net income and from the future dividend reserve and retained earnings. It also details interim dividends declared from 2005 net income.

	Dividend per share $	Total dividend in historical Chilean pesos ThCh$	Total dividend in constant Chilean pesos as of December 31, ThCh$

Date of payment

2003
Final dividends from reserves and
retained earnings:
March	1.57	8,933,860	9,102,263
July	3.67	20,845,676	21,324,085
2004
Final dividends from reserves and
retained earnings:
February	10.00	56,727,528	58,088,988
August	1.89	12,096,235	12,217,197
December	3.17	20,270,033	20,270,033
2005
Final dividends from reserves and
retained earnings:
April	1.06	6,748,076	7,004,503
Interim dividends:
December	2.03	12,959,500	12,959,500

A final dividend payment related to net income from 2003 was approved at the annual general shareholder meeting held on February 19, 2004 that was later ratified at the extraordinary general shareholders meeting held on April 6, 2004. The shareholders approved the distribution of $9.46250 per share in February which corresponded to 100% of the net income from 2003. Likewise, an additional $0.5375 per share was declared through a charge to other reserves in order to obtain a final dividend of $10 per share.

During the Ordinary Board Meeting N°484, held on August 22, 2004, a distribution of US$ 19,500,000 or the equivalent in pesos amount (ThCh$12,096,235), was approved through the payment of an interim dividend of US$0.0035 per share. The payment was made on September 16, 2004.

During the Ordinary Board Meeting N°488, held on December 6, 2004, a distribution of US$35,127,603.61 or the equivalent in pesos (ThCh$20,270,033), through the distribution of an interim dividend of US$0.0055 per share. The interim dividend payment was made on December 28, 2004.

At the general ordinary Shareholders Meeting N° 24, held on April 7, 2005, it was agreed to distribute 99.45% of net income from fiscal year 2004, amounting to Th$39,235,306; which includes the interim dividend payment of Th$32,487,230. As a result, a final additional dividend of $1.05656 per share was paid from net income associated with fiscal year 2004, equivalent to Th$6,748,076 pesos, this payment was made on April 29, 2005.The balance of Th$218,731 was allocated to the reserves account for future company dividends.

During the Ordinary Board Meeting N° 500 held on December 2, 2005, it was decided to declare an interim dividend for US$25,000,000 (ThCh$ 12,959,500) against 2005 net income through the distribution of the equivalent in Chilean pesos of US$0.00391 per share. The payment was made as of December 26, 2005.

d) Dividend Policy

The dividend distribution policy for the year 2005, which was approved at the general ordinary shareholders meeting No.24 held on April 07, 2005, establishes a minimum dividend distribution equal to 50% of net income generated during fiscal year 2005. The Board also noted its intention to pay an interim dividend during the fiscal year.

e) Accumulated Foreign Currency Translation Adjustment

	2003		2004		2005
	ThCh$		ThCh$		ThCh$

	Year	Accumulated	Year	Accumulated	Year	Accumulated

Price-level restatement	-	370,453	-	735,949	-	552,763
Compañía Carbones del Cesar Ltda. (Colombia)	(783,401)	301,596	(294,242)	-	-	-
Energy Trade & Finance Corporation	(44,943,929)	19,982,416	(13,017,999)	6,477,041	(22,003,878)	(15,751,908)
Gener Argentina S.A	(20,969,092)	2,985,770	(19,266,547)	(16,353,601)	(19,434,221)	(35,219,550)
Gasoducto GasAndes
(Argentina) S.A	(2,781,133)	339,109	-	330,838	-	319,341
Compañía General de Electricidad Itabo S.A.
(Dominican Republic)	(11,946,154)	223,875	(4,631,073)	(4,412,659)	(5,740,278)	(9,999,601)
Other investments	(59,135)	42,535	(90,867)	(49,370)	(1,419,788)	(1,467,442)
Net foreign investments hedge	81,329,287	(8,889,954)	17,409,184	8,736,059	34,226,482	42,658,971

Total year	(153,557)		(19,891,544)		(14,371,683)

Total accumulated		15,355,800		(4,535,743)		(18,907,426)

f) Other Reserves

The detail of other reserves is as follows:

	As of December 31,

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Accumulated foreign currency translation adjustment	15,355,800	(4,535,743)	(18,907,426)
Fixed assets technical revaluation reserve	45,249,476	45,249,475	45,249,475
Variations in the equity of subsidiaries	(3,783,760)	(3,783,760)	(3,783,761)

Total	56,821,516	36,929,972	22,558,288

23. RELATED COMPANY TRANSACTIONS

Balances with related companies correspond to transactions associated with the Company’s line of business conducted in accordance with the current legislation. All receivables and payables associated with related party transactions are settled in cash. The detail of these balances is as follows:

a) Accounts receivable

	Short-term		Long-term
	As of December 31,		As of December 31,

	2004	2005	2004	2005
Companies	ThCh$	ThCh$	ThCh$	ThCh$

Empresa Eléctrica Guacolda S.A	34,786	7,407	-	-
Gasoducto GasAndes S.A	254,095	-	1,278,483	1,134,651
Gasoducto GasAndes (Argentina) S.A	491,918	-	1,207,538	-
C.G.E. Itabo S.A. (Dominican Republic)	3,803,602	2,215,500	-	-
Energen S.A	10,740	-	-	-

Total	4,595,141	2,222,907	2,486,021	1,134,651

The account receivable of Gasoducto GasAndes S.A. and Gasoducto GasAndes Argentina S.A. represents a down payment of gas transport related to Sociedad Eléctrica Santiago S.A. Such down payment accrued interest at a rate of 15% per year and is payable in monthly installments from 2002 until August 2009.

On April 1, 2005, Gasoducto GasAndes S.A. and Gasoducto GasAndes (Argentina) S.A. prepaid the gas transportation advance payment to Sociedad Electrica Santiago S.A., which was accruing interest at a rate of 15% annually.

b) Accounts Payable

	Short term		Long term
	As of December 31,		As of December 31,

	2004	2005	2004	2005
Companies	ThCh$	ThCh$	ThCh$	ThCh$

Gasoducto GasAndes S.A	162,166	212,764	-	-
AES Energy	2,134	2,147	-	-
Cordex Petroleum Inc.	531,362	-	-	-
AES Corporation	812,002	830,697	-	-

Total	1,507,664	1,045,608	-	-

c) Related company transactions

The details of the transactions between related companies in 2003, 2004 and 2005 are as follows:

			(Charge) Credit to income
			As of December 31,

Companies	Nature of the Relationship	Transactions	2003 ThCh$	2004 ThCh$	2005 ThCh$

Empresa Eléctrica Guacolda S.A	Affiliate	Energy and capacity purchase	(1,129,391)	(522,887)	(603,244)
		Energy and capacity sale	-	-	49,648
		Coal sale	6,737,334	2,578,879	666,969
		Coal purchase	-	(732,899)	-
		Equipment used cost	-	-	(94,940)
		Other services	(74,928)	88,393	45,199
Inversiones Cachagua Ltda.	Shareholder	Interest on loans	20,338,136	2,543,128	-
		Price level restatement	1,880,934	(758,170)	-
		Foreign exchange gain (loss)	(34,549,475)	890,958	-
CDEC - SIC Ltda	Affiliate	Administrative and coordination services	(275,012)	(247,650)	(272,210)
CDEC - SING Ltda	Affiliate	Administrative and coordination services	(353,439)	(281,247)	(276,955)
C.G.E ITABO S.A	Affiliate	Technical assistance and other services	2,587,639	3,101,205	2,737,651
Gasoducto GasAndes S.A.	Cost method investee	Transport of gas	(2,172,875)	(2,014,059)	(2,175,984)
		Interest down payment	186,098	146,941	31,088
Gasoducto GasAndes (Argentina) S.A.	Cost method investee	Interest and commissions	(367,760)	49,986	15,487
		Transport of gas	(4,327,215)	(4,248,012)	(4,144,808)
		Interest down payment	233,241	186,439	39,343
AES Corporation	Parent	Other services	(36,225,878)	(127,460)	(94,061)
René Cortázar	Director	Professional fees	(30,980)	(33,842)	(33,591)
Estudio Jurídico Claro y Cía	Director	Other services	(83,009)	-	-
Daniel Yarur	Director	Professional fees	(30,980)	(33,842)	(11,044)
José Joaquín Brunner R .	Director	Professional fees	(3,771)	-	-
Andrés Sanfuentes Vergara	Director	Professional fees	(3,771)	-	-
Gabriel del Real	Director in subsidiary	Professional fees	(15,107)	(16,941)	(18,830)
Pedro Pablo Errazuriz Dominguez	Director in subsidiary	Professional fees	-	-	(14,108)
Axel Christensen de la Cerda	Director	Professional fees	-	-	(19,784)
Cia Transmisora Norte Chico S.A.	Director in affiliate	Energy and capacity purchase	-	-	(366,013)
		Transmision services	-	-	(84,154)
Pedro Lizana Greve	Director	Professional fees	(5,657)	-	-

24. INVESTMENTS IN OTHER COMPANIES

The Company complies with SVS Official Circular N°1,697 dated December 30, 2003 and as a result, as of January 1, 2004, the investments detailed below are no longer recorded under the equity-method accounting. Instead, they are recorded at purchase cost restated for price-level changes, in the case of Gasoducto GasAndes Chile and the CDEC-SIC, and for foreign currency variations in the case of Gasoducto GasAndes Argentina.

Investments in Other Companies include all of the Company’s permanent investments in which it holds less than 20% ownership interest and in which it does not exercise significant influence.

			Book value
	As of December 31,2005		As of December 31,

	Number of	Ownership	2004	2005
Company	shares	percentage	ThCh$	ThCh$

Gasoducto GasAndes S.A. (Argentina)	10,850,710	13.00%	12,033,021	10,679,277
Gasoducto GasAndes S.A.	22,464	13.00%	5,701,081	5,701,081
CDEC-SIC Ltda.	-	14.29%	83,929	83,929

Total			17,818,031	16,464,287

25. DERIVATIVE CONTRACTS

The detail of derivatives outstanding as of December 31, 2005 is as follows:

				Agreement	Descriptions

								Net Income effect

Type derivate	Type of Agreement	Amount of Agreement ThCh$	Due Date	Specific Item	Position Sale/ Purchase	Item Hedged	Amount of item hedged ThCh$	Realized loss ThCh$	Unrealized loss ThCh$

FR	CCPE	3,264,900	Jan-2006	Exchange rate	Purchase	Time deposit	3,075,480	(189,420)	-
FR	CCPE	2,709,750	Jan-2006	Exchange rate	Purchase	Time deposit	2,563,800	(145,950)	-
FR	CCPE	1,571,940	Jan-2006	Exchange rate	Purchase	Time deposit	1,538,520	(33,420)	-
FR	CCPE	1,732,335	Jan-2006	Exchange rate	Purchase	Time deposit	1,691,448	(40,887)	-
FR	CCPE	3,357,575	Jan-2006	Exchange rate	Purchase	Time deposit	3,333,395	(24,180)	-
FR	CCPE	1,543,050	Jan-2006	Exchange rate	Purchase	Time deposit	1,537,740	(5,310)	-
FR	CCPE	2,061,400	Jan-2006	Exchange rate	Purchase	Commercial paper	2,050,760	(10,640)	-
FR	CCPE	3,660,405	Jan-2006	Exchange rate	Purchase	Time deposit	3,644,075	(16,330)	-
						ap Interest
Swap (1)	CCPE	66,625,000	April-2012	Interest rate	Purchase	;
						swap	66,019,897	-	(605,103)

FR	=	Forward
CCPE	=	Forward coverage contract for an existing balance sheet item
Item hedged	=	Time deposit, commercial papers and interest rate swap

(1) A swap of interest rate agreement was subscribed with Banco of Chile for 7 years and US$130,000,000 in order to fix the variable interest rate (component Libor) to an annual fixed rate of 4.9795%, which is compared with the 180-day Libor updated every period of 6 months. This swap covers the credit taken with the Calyon Bank during year 2005 (See Note 16).

26. CONTINGENCIES AND COMMITMENTS

1) GUARANTEES GRANTED

a) Commitments with Financial Institutions and Others

The credit agreements executed by AES Gener with a variety of financial institutions and the indentures governing its public bonds impose certain financial covenants during the term of these agreements, which are usual for this kind of financing. AES Gener complies with all such debt covenants and financial restrictions in accordance with the terms and conditions of each agreement. As of December 31, 2005 the Company was in compliance with all restrictions or covenants related to its financial institution and public bond obligations.

United States Bonds issued (Yankee Bonds) ThCh$102,500,000 (ThUS$200,000)

     As of March 1, 2004, AES Gener repurchased Yankee Bonds for ThCh$74,440,113 (ThUS$145,200) through a cash tender offer made that expired on February 27, 2004.

     The principal financial covenant contained in the Yankee Bonds indenture is as follows:

  If AES Gener or any of its subsidiaries, except Chivor, is in default with regard to the payment of any aggregate principal amount exceeding ThCh$7,687,500 (ThUS$15,000), the bondholders may request immediate payment of such obligation.

     The balance of the Yankee Bond on December 31, 2005 and equals ThCh$28,059,888 (ThUS$54,751) – was fully paid on January 17, 2006

Senior Notes listed in the Luxemburg Stock Exchange for ThCh$205,000,000 (ThUS$400,000)

As part of the issuance of Senior Notes at 7.5% due in 2014, AES Gener agreed that:

  Neither AES Gener nor any of its "Restricted Subsidiaries" (as defined in the agreement), may issue, assume or guarantee any indebtedness secured by a lien upon any property or assets of the Company unless proportional and/or equivalent guarantees are granted to the bondholders.

Bank and Financial Institutions Obligations

     On February 27, 2004 AES Gener executed a syndicated loan agreement for ThCh$47,905,938 (ThUS$93,475) in order to repurchase certain bonds issued in 1998 by its subsidiaries TermoAndes and InterAndes. Upon conclusion of such repurchase, AES Gener transferred the bonds to Gener Argentina S.A. which in turn transferred the bonds to TermoAndes and InterAndes respectively, thereby canceling this portion of the bonds. This credit was guaranteed by: (i) a pledge on all shares in TermoAndes and InterAndes; (ii) a mortgage on TermoAndes’s Salta Power Plant; and (iii) a pledge on the transmission line connecting the Andes Substation located in the Province of Antofagasta to Sico Pass located in the border between Chile and Argentina.

     On October 24, 2005 AES Gener refinanced the syndicated loan agreement above mentioned for up to ThCh$66,625,000 (ThUS$130,000) of which ThCh$37,215,188 (ThUS$72,615) were allocated to pay-off the balance of the credit agreement and the remainder was used to pay the outstanding portion of the Yankee Bond on January 17, 2006. All guarantees were paid except for the mortgage on TermoAndes´ Salta Power Plant, which is in the process of being removed and recorded accordingly. The outstanding balance of the refinanced syndicated loan was ThCh$37,215,188 (ThUS$72,615) as of December 31, 2005. The syndicated loan agreement includes the same covenants as those contained in the Senior Notes with regard to guarantees and restricted payments (including dividends).

b) Third-Party Guarantees

(i) AES Gener is guarantor of the timely payment of 15% of the principal and interest under the loan granted to related company GasAndes Argentina by a bank syndicate led by Bank Bilbao Vizcaya Argentaria (España) S.A. In December 2003, AES Gener provided this performance guarantee to ensure payment of the portion of the guarantee related to its equity percentage of GasAndes.

     The obligations of Argentina and AES Gener must be carried out under this guarantee if GasAndes Argentina fails to make the principal payments required under its credit agreement. The amount originally guaranteed by AES Gener was ThCh$2,460,000 (ThUS$4,800) and as of December 31, 2005, the maximum potential amount that AES Gener might be required to make under the guarantee was ThCh$615,000 (ThUS$1,200). The guarantee expires in March 2006, upon maturity of the credit agreement.

     As of December 31, 2005, the Company had not recorded a liability for its potential obligation to perform under the guarantee. There are no recourse provisions that would enable AES Gener to recover from third parties any amounts that might be paid under the guarantee, nor are there assets held as collateral that AES Gener may obtain and liquidate to recover amounts that might be paid under the guarantee.

     Additionally, AES Gener committed to the lenders of GasAndes Chile not to sell, pledge or dispose its equity participation in GasAndes Chile, without the lenders consent, throughout the life of this related company’s credit agreement, which was originally issued for ThCh$69,700,000 (ThUS$136,000). The balance of this obligation as of December 31, 2004 is ThCh$65,452,400 (ThUS$127,712) and it matures in 2011. There are no recourse provisions that would enable the Company to recover from third parties any amounts that could be paid under the guarantee.

(ii) AES Gener has a natural gas purchase agreement with the Sierra Chata Consortium, operated by Petrolera Santa Fe, which contains a take-or-pay (minimum consumption) clause with a monthly commitment equal to an average of 75% of the volume contracted. It also includes a 36-month term to take possession of the remaining gas paid for but not consumed. All gas paid for had been consumed as of December 31, 2005. The annual minimum payment under the contract is ThCh$17,792,975 (ThUS$34,718) and the contract expires in December 2013. The same contractual provisions are applied to the gas sold by AES Gener to its subsidiary Eléctrica Santiago.

(iii) AES Gener has existing gas transportation agreements with GasAndes Argentina and GasAndes which include a basic performance guarantee in the form of a bank guarantee, equal to a year of firm gas transportation service. Bank guarantees have been issued in the name of GasAndes Argentina for ThCh$415,638 (ThUS$811) and GasAndes for ThCh$200,388 (ThUS$391). Both guarantees expire on March 31, 2006.

c) Guarantees to Subsidiaries

(i) As part of Chivor's refinancing process completed on November 30, 2004 AES Gener provided several letters of credits issued by Scotiabank Sudamericano Chile for ThUS$8,287 (ThCh$4,247,088) with expiration on December 2005. They were issued in favor of the Law Debenture Trust Company for New York as trustee for the bondholders. In December 2005, Chivor replaced such letters of credit with a new one for the same amount which was issued by Calyon Bank, New York Branch. As a result, AES Gener has no further obligation.

(ii) The gas transportation agreement between TermoAndes and Transportadora de Gas del Norte S.A. ("TGN") does not currently require AES Gener to provide a performance guarantee. No guarantee under the contract is necessary if TermoAndes or its shareholders maintain an Investment Grade Rating, defined in the contract as BBB- or higher. In the event that neither TermoAndes nor its shareholders hold an Investment Grade Rating, a bank guarantee must be provided equal to the payment of one year of transportation service. The current rating of TermoAndes by Fitch Ratings is A (Arg) Stable. As a result TermoAndes has not been required to provide a guarantee

(iii) On June 8, 2005, AES Gener granted a surety bond in favor of Siemens to guarantee the remaining payment obligations associated with a spare part supply agreement subscribed to between TermoAndes and Siemens. The obligation guaranteed amounts to ThCh$1, 852,753 (ThUS$3,615).

(iv) On August 22, 2005, AES Gener granted a surety bond to Siemens to guarantee the remaining payment obligations associated with a spare part supply agreement subscribed to between TermoAndes and Siemens from May 2005. The obligations guarantee amounts to ThCh$440,062 (ThUS$858).

2) LITIGATION AND DISPUTES

a) Disputes in the CDEC-SIC

     Endesa, Pehuenche S.A. and Pangue S.A. filed a claim against the Government of Chile before the Ninth Civil Court of Santiago seeking nullity of Ministerial Resolution No. 35 of the Ministry of Economy, Development and Reconstruction dated June 15, 2004. This resolution ordered the CDEC-SIC to apply the firm capacity calculation methodology established in Ministerial Resolution N° 17 dated April 14, 2004 (hereinafter “MR 17”), but to redefine the hours of highest demand. MR 17 also modified the methodology for calculation firm capacity for hydroelectric plants with a reservoir, which resulted in an increase in the firm capacity of such plants and a reduction in the firm capacity of other plants in the system. The Government of Chile responded to the suit on March 21, 2005. AES Gener and ESSA requested that they be admitted to the proceeding as third parties, which was accepted. The parties have provided evidence and the evidentiary period expired. AES Gener and ESSA made observations to the evidence submitted.

b) Legal Proceedings

b.1 Junta de Vigilancia de Río Maipo vs. AES Gener

     AES Gener was sued by the Junta de Vigilancia of Río Maipo (security services committee), which filed a lawsuit in the 2nd Civil Court of Santiago (case number 1062-01) for an alleged debt of ThCh $40,490 (ThUS$79) as of December 31, 2005. This suit is related to the payment of installments that were allegedly owed to such committee for the years 1999 and 2000. AES Gener has opposed the lawsuit, because it does not make use of any of the committee's services or facilities. The plaintiff has garnished approximately ThCh$39,690 (ThUS$77) from the cash of AES Gener, as restricted cash. On January 26, 2004, the court issued an order declaring that it would hear the suit. AES Gener appealed the decision on March 10, 2004, and this appeal is pending in the Appeals Court of Santiago. The committee is also pursuing extrajudicial payment for the years 2001 to 2005 for an amount of ThCh$ 421,880 (ThUS$823). On March 28, 2006 the court rejected the nullity petition. AES Gener has made a provision for this contingency for ThCh$398,424 (ThUS$777).

b.2 Justo Gallardo vs. AES Gener

     AES Gener was sued for monetary compensation by a resident living close to the Renca facility, who claims damages based on the operation of the power plant. The resident has requested the payment of ThCh$120,000 (ThUS$234) in a lawsuit filed in the 28th Civil Court of Santiago (case number 4070-99). The lawsuit was rejected in the lower court and it is pending final judgment by the Court of Appeals..

     AES Gener estimates that the appeal will be rejected since the lawsuit is not sustainable. There is no connection between the alleged facts and the damages caused; there is no responsibility of AES Gener as to the facts or the damages, and the alleged rights have become unenforceable under the statute of limitations.

b.3 Hidroeléctrica Guardia Vieja - Hidroeléctrica Aconcagua vs. AES Gener

     In December 1999, AES Gener filed an arbitration proceeding against Hidroeléctrica Guardia Vieja S.A. and Hidroeléctrica Aconcagua S.A. (HGV-HASA) claiming default in the performance of contractual obligations related to an energy and capacity sales contract. The arbitrator accepted AES Gener's claims and the defendants were ordered to fulfill the terms of the contract. On December 14, 2001, the arbitrator issued a decision consistent with AES Gener's claim, which ordered the modification of the "Sales Agreement for Electric Power and Capacity and Other" between AES Gener and HGV-HASA, dated November 2, 1993. Such decision required the re-issuance of the invoices exchanged between the parties from April 1998 until the final compliance date established by the decision. AES Gener's demands under the lawsuit were for ThCh$5,444,617 (ThUS$10,624). On December 31, 2005, the corresponding amount, including interest and contract modifications, was ThCh$9,522,390 (ThUS$18,580). HGV-HASA filed a nullity appeal before the Santiago Appeals Court and this appeal is still pending.

Based on the arbitrator's acceptance of the lawsuit filed by AES Gener, in 2001, under Chilean GAAP the Company recorded as income a portion of the gain contingency equal to ThCh$2,940,374 (ThUS$5,275). On December 31, 2004, under Chilean GAAP the company has re-evaluated the recoverability of this receivable and has recorded a provision against the contingency recorded in 2001.

b.4 Superintendence of Electricity and Fuels ("CSEC") vs. AES Gener

     In an ordinary notice dated December 6, 2002, the CSEC filed charges against AES Gener, ESSA and Empresa Eléctrica Guacolda S.A (hereinafter Guacolda) for alleged failures in the coordination of the members of the CDEC-SIC, related to the blackout, which occurred on September 23, 2002 in the SIC. On January 24, 2003, AES Gener refuted the validity of the charges in a filing submitted before the SEC.

     On August 20, 2003, the CSEC fined all CDEC-SIC members as a result of the blackout, alleging responsibility based solely on their status as CDEC members. AES Gener was fined 1,500 UTA or Annual Tax Units (equivalent to approximately ThCh$568,278 (ThUS$1,109), subsidiary Eléctrica Santiago was fined 1,000 UTA (equivalent to approximately ThCh$378,852 (ThUS$739) and affiliate Empresa Eléctrica Guacolda was also fined 1,000 UTA (equivalent to approximately ThCh$378,852 (ThUS$739)

     AES Gener and its related companies filed motions of appeal before the CSEC on August 29, 2003, which were rejected on June 21, 2004. Between June and July 2004, the Company, Eléctrica Santiago and Guacolda filed an appeal before the Santiago Court of Appeals, depositing in favor of the court 25% of the fine applied by the CSEC, as required by law.

     On February 21, 2003, the CSEC formulated charges against AES Gener and the other CDEC-SIC members, related to the blackout, which occurred on January 13, 2003. The Company promptly responded by rejecting the charges. On April 27, 2004, the CSEC fined all of the CDEC-SIC members as a result of the aforementioned blackout alleging their responsibility. AES Gener, Eléctrica Santiago and Guacolda were each fined 560 UTA, equivalent to approximately ThCh$212,157 (ThUS$414) each.

     On May 7, 2004, AES GENER, Eléctrica Santiago and Guacolda filed motions to reconsider with the CSEC that were dismissed on November 3, 2005. However, the fines against ESSA and Guacolda were reduced to 350 UTA (equal to approximately ThCh$132,598 (ThUS$259)). The companies filed appeals challenging the legality of the rulings before the Court of Appeals in Santiago, depositing in favor of the court 25% of the fine applied, as required by law.

     AES Gener and ESSA jointly set up a provision for these contingencies amounting to ThCh$1,033,320 (ThUS$2,016) and Guacolda established a provision for ThCh$512,002 (ThUS$999).

b.5 CSEC vs. AES Gener

     As of April 12, 2004, AES Gener was notified of the resolution issued by the CSEC which formulated charges against the Company and all the other members of the CDEC-SIC related to the blackout that affected the SIC on November 7, 2003, alleging responsibility based solely on their status as CDEC members. The Company denied the charges on a filing made before the CSEC on May 3, 2004.

     On June 30, 2005, the CSEC fined all members of the CDEC-SIC with respect to the outage based on the lack of coordination to preserve the security of the grid, claiming responsibility based solely on their membership in the CDEC-SIC. A fine of 560 UTA was applied to AES Gener (equal to approximately ThCh$212,157) (ThUS$414). Both ESSA and the affiliate Guacolda were fined 350 UTA (equal to approximately ThCh$132,598 (ThUS$259)) each. On July 11, 2005, AES Gener and ESSA filed motions to reconsider before the CSEC. Guacolda filed the same motion on July 8, 2005.

b.6 CSEC vs. AES Gener

     On September 21, 2004, the CSEC formulated charges against AES Gener and its subsidiaries Eléctrica Santiago and Energía Verde, for allegedly providing the CSEC with erroneous information regarding unregulated contract prices that are used to determine the regulated node prices during each semi-annual period. On October 13, 2004, AES Gener, Eléctrica Santiago and Energía Verde submitted their responses in which they rejected the justification for the charges. In our opinion, the charges formulated by the CSEC are incorrect and without merit. The Company is unable to estimate a range of potential loss.

b.7 Coastal Itabo Ltd. and AES Gener

     On March 11, 2004 AES Gener requested arbitration by the International Commerce Chamber ("ICC") in Paris pursuant to Article No. 4 and Article No. 18.1 of the shareholder's agreement executed between AES Gener, Coastal Itabo Ltd. ("Coastal") and NCI on August 13, 1999. The arbitrator is petitioned to resolve the disputes with respect to the shareholder’s agreement as described below.

     The request for arbitration is based on the fact that notice has been provided to AES Gener claiming that it breached the aforementioned shareholder's agreement, based on Resolution SIE-60-2003 of the Superintendency of Electricity and Fuels of the Dominican Republic (SEF) dated September 5, 2003, which ordered The AES Corporation to dispose of its indirect participation in Itabo. The basis for this resolution is that the SEF believes that The AES Corporation, through its subsidiaries, controls and as a result, has ownership participation in the Dominican Republic electric industry in excess of the 15% allowed by the country's electricity law. As a result, AES Gener filed a constitutional rights proceeding before the Dominican Republic courts.

     On February 20, 2004, a Dominican Republic court issued a ruling declaring, among other matters, that the SEF's charges had no legal effect and ordered it to suspend the effects of the foregoing Resolution SIE-60-2003. On March 1, 2004, the SEF appealed such ruling. On April 15, 2004, Coastal filed a counter suit at the ICC alleging that AES Gener had not complied with the shareholder's agreement with respect to the procedure established for the resolution of controversies between the parties. AES Gener responded to the counter suit on June 15, 2004. The management believes that Coastal has no legitimate basis for its contract claims and no legal basis for its electricity law claims as the resolution and a subsequently issued "Formulation of Charges" of the Superintendence of Electricity was rejected by a Dominican court. If Coastal is successful in its claims, the Company would be required to sell to Coastal our interest in Itabo at 75% of its independently-determined fair value. AES Gener requested arbitration by the ICC in response to the alleged breach of contract from AES Gener. On January 4, 2006, Coastal withdrew all its allegations against AES Gener related to the shareholders agreement and as a result the disputes under arbitration ceased to exist.

..b.8 Corporación Dominicana de Empresas Eléctricas Estatales (CDEEE) vs. Itabo S.A. and its President

     On July 21, 2004, the Corporación Dominicana de Empresas Eléctricas Estatales, the Dominican Corporation of State-Owned Electric Companies or CDEEE, which is the government entity that currently owns 50% of Itabo, filed two suits with a Dominican Republic court in the city of Santo Domingo against Itabo and its Chairman. In the first suit, CDEEE requests a rendering of accounts of Itabo and its Chairman, specifically with regard to all transactions between Itabo and its related parties. In the second suit, CDEEE requested that the court to order Itabo to deliver its accounting books and records for the period from September 1999 to July 1, 2004 to CDEEE, and that an independent expert audit such accounting records and present a report to CDEEE and the court. In this second suit, CDEEE also requests Itabo to pay a fine of approximately ThCh$2,050 (ThUS$4). CDEEE additionally requests that if Itabo refuses to provide a rendering of accounts as requested, the court order the garnishment of the personal and real estate properties of Itabo and its President.

     The contracts under which the CDEEE bases its claim contain arbitration clauses that require all cases to be presented to the ICC in New York and are governed by New York law.

     On August 18, 2004, Itabo filed a motion before the Board of Reconciliation and Arbitration of the Chamber of Commerce and Production of Santo Domingo or the Consejo de Conciliación y Arbitraje de la Cámara de Comercio y Producción de Santo Domingo requesting the following determinations: (i) inapplicability of the ordinary justice system to hear the claims by CDEEE and (ii) inapplicability of CDEEE’s request for a rendering of accounts by Itabo, among others. On August 18, 2004, the first hearing with respect to CDEEE’s claim for a rendering of accountability and damages was held. At the hearing, CDEEE opted for an extension in order to analyze the evidence provided. The motion was agreed to by the defendants.

     In accordance with the statutory and contractual provisions, as related parties in Itabo’s capitalization process, the parties are required to conduct an arbitration proceeding for the settlement of any controversy, claim or dispute, including a petition requesting a rendering of accountability or the imposition of damages. The designated place of arbitration is New York City.

     With regard to the civil lawsuit, on November 29, 2004, the lower courts and on October 14, 2005, the Court of Appeals, both from the Distrito Nacional declared their jurisdictional incompetence and referred the case to the ICC's decision, as a result of an arbitral clause included in the capitalization documents. On January 11, 2006, the CDEEE appealed the decision to the Court of Appeals and a decision is still pending.

     With regard to the commercial lawsuit, on October 6, 2005, the lower courts of the Distrito Nacional, declared their jurisdictional incompetence for the same reason as in the civil case. On February 1, 2006, the CDEEE appealed the decision to the Court of Appeals and a decision is still pending.

     On May 26, 2005, Itabo filed a precautionary measure before the United States District Court for the Southern District of New York seeking court protection to keep CDEEE from continuing the local judicial procedures. The petition was denied on July 18, 2005. Itabo appealed the decision on September 6, 2005.

     With respect to the civil claim, a hearing was held on March 30, 2005. In such hearing, Itabo requested the court to declare its jurisdictional incompetence and held that the case should be decided through an arbitration hearing. The CDEEE opposed this petition. On October 11, 2005, the court declared its incompetence, supporting the claims of Itabo and declining to hear the case, which should be resolved in arbitration.

     The contracts on which CDEEE bases its position contain arbitration clauses that require all claims to be presented to the ICC and governed by the laws of New York. As a result, on February 9, 2005, Itabo filed an arbitration claim before the ICC against the CDEEE and the Reformed company/Equity Fund for Development (hereinafter “FONPER”). The main petition was that the CDEEE and FONPER be declared in default of the basic contracts binding the parties, with regard to dispute resolution and non- involvement in the management and administration of Itabo; and the respondents refrain from filing and/or continuing with any judicial and/or extrajudicial action against Itabo outside the dispute resolution mechanism stipulated in the basic contracts On March 28, 2006, FONPER and Itabo executed a settlement agreement through which FONPER dismissed all present and future lawsuits in all jurisdictions. Itabo requested the ICC to temporarily suspend all proceedings with CDEEE. This petition is still pending.

b.9 Arbitration AES Gener and Eléctrica Santiago S.A. vs. Argentine natural gas producers, members of the Sierra Chata Consortium

     AES Gener S.A. and Eléctrica Santiago S.A. filed an arbitration proceeding on July 13, 2004, before the International Chamber of Commerce (ICC) against the Argentinean natural gas producers, members of the Sierra Chata Consortium, made up by Petrolera Santa Fe S.R.L., Mobil Exploration & Development Argentina Inc., Atalaya Energy S.R.L., Canadian Hunter Argentina S.R.L. and Total Austral S.A. This action was filed before the ICC pursuant to the terms of the gas supply agreement. The main objective of the action was to request the arbitration court to order gas producers to comply with their obligations of delivering the total supply contracted and /or compensate for the losses incurred by the plaintiff. As of the date of the filing, the Company estimated that contractual damages amounted to US$7.3 million. The Company and Eléctrica Santiago S.A. requested the compensation for direct damages as a consequence of the breach of contract, and also compensation for future damages, as foreseen in the Argentine legislation. The defendants responded to the arbitration proceeding on October 8, 2004, arguing that the Argentine government decreed the natural gas restrictions, and as such, they are considered pursuant to the agreement, “Force Majeure” events. Each of the parties has designated an arbitrator, and a third one is to be chosen by the two designated arbitrators. As soon as the third arbitrator is chosen, the case shall be submitted to the arbitration court to decide the terms of reference.

b.10 Insurance Companies vs. AES Gener and Eléctrica Santiago S.A.

     On November 25, 2004, AES Gener and Eléctrica Santiago (ESSA) were notified of a complaint against them filed by three insurance companies: Liberty Compañía de Seguros, Compañía de Seguros Generales Cruz del Sur S.A. and Compañía de Seguros Generales Penta Security S.A. The Insurance Companies had paid Codelco-Andina (copper mine property of a large state owned Chilean company) for damages caused by production losses due to the failure of their own 110 Kv line in June 2000. In order to help Codelco Andina, ESSA delivered the electricity in an alternative point of supply, Las Vegas 110 kV substation, through transmission lines owned by AES Gener. Due to capacity restrictions in the AES Gener's transmission lines, ESSA offered this supply subject to restrictions and Codelco Andina accepted it. In December 2000, the restrictions on the AES Gener's grid increased and the electricity supply to Codelco Andina was reduced. After the arbitration (before a Chilean arbitrator) between the insurance companies and Codelco Andina the insurance companies were condemned to pay ThUS$6,086 (ThCh$3,119,075) in favor of Codelco. Now the insurance companies are trying to recover this money (plus costs, fees and interests) from AES Gener and ESSA. They are claiming, by virtue of subrogation of the insured rights, the compensation for damages for presumed contractual liabilities of ESSA and AES Gener, for the amount of ThUS$6,616 (ThCh$3,390,700) (paid to the insured, including fees and expenses of the arbitration trial). The claim for compensation of damages, is based “on the lack of written notice” by ESSA and AES GENER about the repairs that were made to the 110 kv lines (Las Vegas), pursuant to the supply contract. They affirm that if written notices had been given, indicating that said line would be out of service during all the time AES GENER works took place, Codelco-Andina would have adopted preventive measures to avoid damages suffered, particularly production losses. Additionally, in the event that the complaint for compensation of damages based on contractual liabilities against AES GENER was rejected or the Court considered that all or part of the responsibility of ESSA exceeds the contract boundaries, compensation of damages for extra-contractual liabilities for the same amount therein above mentioned should be filed. On December 21, ESSA and AES GENER separately filed an incidental proceedings and a dilatory plea, including the incompetence of the court, which are pending.

     Both incidental proceedings were denied, but AES Gener and ESSA appealed. The incompetence motion was sustained by the court on July 8, 2005. The insurance companies appealed that decision and filed a complaint on July 14, 2005 which was declared inadmissible. AES Gener considers the claim to have no legal grounds.

b.11 AES Gener and Norgener (hereinafter “Norgener”) vs. Electroandina S.A.

     On May 18, 2005, AES Gener and Norgener filed a claim against Electroandina S.A. before the Antitrust Court claiming that Electroandina S.A. had illegally abused its monopoly in the Port of Tocopilla. Electroandina S.A. terminated the coal unloading agreement, which is an essential element to Norgener’s electricity generation business, and requested onerous conditions for its renewal. On October 25, 2005, the parties reached an agreement to put an end to the litigation and executed a new long-term coal unloading agreement between Electroandina S.A. and Norgener.

NOTE: Unless otherwise noted, no amounts have been accrued for the aforementioned cases discussed above.

3) FINANCIAL COVENANTS

     Certain of our credit agreements contain provisions that impose restrictions on the transfer of funds in the form of cash dividends, loans or advances. The indenture governing our 7.50% senior notes due in March 2014 and the credit agreement the Company executed on April 16, 2004 as part of the restructuring of TermoAndes' and InterAndes' indebtedness, both contain provisions that restrict the payment of dividends which exceed, without duplication, 100% of consolidated net income accrued during each accounting period to the end of the most recent fiscal quarter plus US$10 million. However, these agreements do not prohibit minimum legal dividend in accordance with the applicable law, which in Chile is equal to 30% of net income for each fiscal year.

     AES Gener, as issuer of the ThCh$205,000,000 (ThUS$400,000) 7.5% Senior Notes due in March 2014, must comply with certain limitations on indebtedness. As such, AES Gener and its subsidiaries, with the exception of Chivor, may not issue any debt unless the following financial restrictions are met, calculated based on the Company’s consolidated financial statements:

i) Interest expense coverage ratio no less than 2.4 (measured over twelve months); and

ii) Total debt no greater than 4.5 times EBITDA (measured over twelve months).

     As of December 31, 2005, AES Gener was in full compliance with the covenants set forth in this credit agreement.

b) As part of the syndicated loan for up to ThCh$66,625,000 (ThUS$130,000) granted in accordance with the Amended and Restated Credit Agreement dated October 24, 2005 and due on October 24, 2012, AES Gener must comply with the following financial restrictions to limit its indebtedness and restrict payments (including dividends):

     (i) Interest coverage ratio must be higher than 2.4 (measured on the basis of 12 months); and

     (ii) Total consolidated debt must not exceed 4.5 times EBITDA (measured on the basis of 12 months); and

     (iii) Total debt to equity ratio must not exceed 1.2.

As of December 31, 2005, AES Gener was in full compliance with the covenants set forth in this credit agreement

4) OTHER CONTINGENCIES

a) Contingencies and Covenants related to TermoAndes and InterAndes in Argentina:

a.1 Energy Supply Agreement

     Currently, TermoAndes makes revenues exclusively from sales to its only client, AES Gener, according to an energy purchase agreement under which TermoAndes is obligated to make available and sell to AES Gener energy and the latter is, in turn, obligated to accept and purchase the total net production of energy and capacity generated by Salta (TermoAndes). This agreement was signed for a period of 27 years starting on January 1, 1999 and it may be automatically renewed for successive periods of 5 years unless any of the parties notifies the other of its intention to terminate the contract.

a.2 Assets with Restricted Availability

     On October 24, 2005, AES Gener executed a credit agreement for up to ThCh$66,625,000 (ThUS$130,000) to refinance existing obligations. Approximately ThCh$37,215,188 (ThUS$72,615) of the syndicated credit was allocated to pay the outstanding balance of the credit agreement which had been executed to repay the original financing obligations associated with TermoAndes and InterAndes. The remainder of the syndicated credit agreement was used to refinance the balance of the Yankee Bonds which were fully redeemed on January 17, 2006. Upon execution of syndicated credit agreement, all guarantees were paid, except for the mortgage on TermoAndes' Salta Power Plant, which is in the process of being removed and recorded accordingly. The outstanding balance of the refinanced credit was ThCh$37,215,188 (ThUS$72,615) as of December 31, 2005.

a.3 Natural Gas Purchase Agreement

     On August 4, 1997, TermoAndes entered into a gas supply agreement with the consortium composed of Mobil Argentina S.A. (formerly Ampolex Argentina S.A.), Compañía General de Combustibles S.A., Ledesma S.A., Tecpetrol S.A. and YPF S.A. (the Consortium) for a twelve-year term initiated on January 31, 1999. Although there is only one gas supply contract, the obligations are divided as follows: 50% to be supplied by YPF, and the remaining 50% to be supplied by Tecpetrol, Ledesma, CGC and Mobil (hereinafter, jointly denominated Tecpetrol).

     The principal contingent obligations regarding Tecpetrol’s portion of the supply were the following: (i) take-or-pay commitments; (ii) disputes regarding the currency of payment under the supply agreement; and (iii) gas supply restrictions.

     On January 30, 2004, TermoAndes was notified that Tecpetrol, Mobil Argentina S.A. and Compañía General de Combustibles had filed a claim before the ICC petitioning to convert into dollars the gas prices under the natural gas supply agreement signed with the company. The amount claimed by Tecpetrol, as explained to the arbitration tribunal on March 4, 2004, totaled ThCh$6,221,670 (ThUS$12,140), plus interest. On March 10, 2004, TermoAndes responded with a counterclaim relating to: (i) default by the suppliers on the most-favored-nation clause; (ii) the unilateral change by the suppliers of the gas injection point; (iii) the obligations to supply the contracted amounts; and (iv) TermoAndes’ capacity to resell the unused gas. On January 26, 2006, the parties reached a settlement, ending to all reciprocal claims existing at that time, including those under arbitration. This agreement shall be presented to the arbitral tribunal at the request of both parties.

     With respect to the YPF portion of the gas supply, on September 13, 2004, TermoAndes and YPF reached an agreement which resolved all outstanding disputes.

b) Contingencies associated with AES Chivor y Cia. S.C.A E.S.P in Colombia

b.1 Issuance of Notes and Colombian Credit Agreement

     On November 30, 2004, Chivor completed a US$253 million refinancing. As part of the refinancing, Chivor completed the sale of 9.75% Senior Secured Notes US$170 million due in 2014. Chivor also concluded a local peso-denominated Colombian bank facility for approximately US$83 million with a 7-year maturity. Chivor used the net proceeds of the Chivor notes, together with the net proceeds of the bank facility and Chivor's available cash, to repay in full Chivor's existing outstanding syndicated loan facility of approximately US$260 million. As of December 31, 2005, the balance of the local bank loan was ThCol$154,379,512 (ThCh$34,637,425 – ThUS$67,585).

     Both the note issuance and the local syndicated facility are guaranteed by: (a) an onshore trust agreement whereby Chivor’s revenues arising from generation and commercialization of electric power are managed and held in trust to guarantee payment, and (b) a pledge over all of Chivor’s shares owned by Energy Trade and Finance Corporation and the Chief Executive Officer of Chivor and (c) a pledge on all of the shares in AES Chivor S.A. owned by Energía Verde.

Senior Secured Notes:

     In addition to the guarantees provided above, Chivor agreed to open an Interest Reserve Account which was funded at closing. Such reserve must be equal, at all times, to the next scheduled interest payment. The account may be funded either with cash or with one or more letters of credit. During May 2005, AES Gener supplied several letters of credit issued by Scotiabank Sudamericano Chile for such purpose. On December 30, 2005, Chivor replaced those letters of credit with a new one for the same amount issued by Calyon, New York Branch.

     Among the principal financial covenants, in order to incur in additional indebtedness exceeding certain fixed limits, and to make restricted payments (including dividend payments), the Interest Coverage Ratio of the company needs to be no less than 2.25:1, and the Total Debt to EBITDA Ratio must be no greater than 3.80:1.

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

Colombian Credit Agreement:

     The Colombian Credit Agreement establishes the following principal operating and financial commitments:

  Maintenance of a ratio of financial debt to free cash flow (as set forth in the Colombian Credit Agreement) of 5.25:1 or less in 2005;
  Maintenance of a ratio of financial debt to free cash flow (as set forth in the Colombian Credit Agreement) of 4.25:1 in 2006 forward;
  Maintenance of an EBITDA (as set forth in the Colombian Credit Agreement) to debt service coverage ratio of 1.20 or higher; and
  Maintenance of a debt service coverage ratio of free cash flow (as set forth in the Colombian Credit Agreement) plus cash available at the end of the relevant period minus authorized but unpaid dividends to debt service of 1.10 or higher.

As of December 31, 2005 Chivor was in compliance with all covenants set forth above.

b.2 Legal Proceedings

     As of October 15, 2002, a lawsuit was filed against Chivor and Emgesa S.A.E.S.P. (“Emgesa”) for the flooding of rice crops in the Meta River. The landowners have argued that Chivor and Emgesa caused damages to their land through spillouts by both companies. The total amount of the lawsuit is ThCol$3,500,000 (ThCh$785,279 - ThUS$1,532). A final decision could take approximately eight years. As of December 31, 2005, a provision for ThCol$ 350,000 (ThCh$78,528 -ThUS$153) was recorded.

     Mr. José Bermejo along with 46 other plaintiffs filed a joint action against Chivor and Emgesa for alleged damages caused to land and crops between May 2002 and May 2004. The claim as of December 31, 2005 amounts to ThCol$ 2,100,000 (ThCh$ 471,167 - ThUS$919). Under the Colombian law, more plaintiffs might join this lawsuit, and as a result, the claim amount might increase. A final decision in this dispute is expected to be issued in 2008. As of December 31, 2005, a provision equal to ThCol$210,000 (ThCh$ 56,091 - ThUS$109) was recorded.

b.3 Industry and Commerce Tax

     On March 25, 2004, the municipality of Almeida denied Chivor’s arguments in a motion for reconsideration of the ThCol$16,690,000 (ThCh$3,744,659 or ThUS$7,307) fine imposed on Chivor for allegedly failing to comply with its obligation to file industry and commerce tax (“ICA”) returns for the years 1998-2002. Chivor has duly and timely filed and paid all corresponding amounts. As a result, the company believes that the probability of an adverse decision is unlikely based on its management and legal counsel opinions.

     On April 1, 2004 legal proceedings against the above-mentioned sanctions were filed, however, a final decision will not be issued until 2009 or 2010.

c) Contingencies and Covenants related to Eléctrica Santiago

c.1 Gas Supply

     Resolution 265/2004 of the Argentine Ministry of Energy and Decree 27/2004 of Secretary of Fuels, which was later replaced by Resolution 659/2004 of Ministry of Energy, provides, among other things, that natural gas producers inject additional volumes to the domestic market. Gas suppliers for the Nueva Renca argued that such orders constituted force majeure under the contract, and as a result they reduced supply by 30% to 70% certain days during the first half of 2004. Eléctrica Santiago denied the force majeure argument, alleging that such causes were not exempt from the Suppliers’ actions, nor were they unexpected or unavoidable, given that the producers had the means to inject the additional gas requested in the domestic market and at the same time comply with the supply agreement.

     AES Gener, jointly with Eléctrica Santiago, filed an arbitration proceeding on July 13, 2004, before the International Chamber of Commerce against members of the Sierra Chata Consortium, pursuant to that indicated in Note 26. 2)b.9.

     Since February 7, 2005, in accordance with the existing regulation in Argentina, companies have implemented energy substitution mechanisms whereby the producers inject additional energy to the Argentine domestic market, principally from AES Alicurá S.A. and Central Puerto S.A. This has allowed them to increase the delivery of gas to Nueva Renca. ESSA has paid the additional cost of these operations and has included this concept in the claims presented in the arbitration proceeding indicated above.

     In 2005, gas restrictions applied by producers totaled 56% of the plants´ demand and companies were able to reduce this amount to 30% through the implementation of energy substitution mechanisms mentioned above.

c.2 CSEC and Eléctrica Santiago

1) On January 12, 2000, the CSEC filed charges against ESSA, alleging that it had not made the discounts applicable to energy shortages during the periods when Rationing Decree No. 287 was effective. On January 28, 2000, ESSA responded to these charges, but no reply has been received to date. If its reply is rejected, a fine may be applied, which may then be appealed.

     In the Company's opinion, the charges presented by the CSEC against Eléctrica Santiago are unlawful; however, the Company cannot predict the outcome of the proceedings. No provision has been provided for this contingency as of December 31, 2005.

2) Under Resolution No. 737 dated April 26, 2000, the CSEC fined Eléctrica Santiago 200 UTA (ThCh$75,770 or ThUS$148) for alleged non-compliance with its duty to preserve a safe and continuous service as a result from the blackout that affected the SIC on July 14, 1999. On May 5, 2000, Eléctrica Santiago filed a motion for reconsideration, arguing that such fine was illegal. The CSEC has not issued a resolution regarding the motion for reconsideration to date. As a result, payment of the fine has been temporarily suspended.

     In the Company's opinion, the charges presented by the CSEC against Eléctrica Santiago are unlawful; however, the Company cannot predict the outcome of the proceedings.

c.3 Guarantees Granted

     Eléctrica Santiago has gas transportation agreements in place with Transportadora de Gas del Norte S.A., GasAndes Argentina and GasAndes Chile, which contemplate the following two guarantees:

a) A basic guarantee to ensure compliance with its obligations, which is met as long as an Investment Grade Rating, as defined in the contract, is maintained by Eléctrica Santiago, or otherwise by the issuance of a bank guarantee equal to one year of firm natural gas transportation service. As long as Eléctrica Santiago has an “A” investment grade rating granted by two local risk rating agencies registered with the Chilean SVS, such requirement would be met. If Eléctrica Santiago loses its Investment Grade Rating, the abovementioned bank guarantee shall be issued.

b) If transportation services are required to supply a new plant, an additional guarantee shall be required, consisting of a bank guarantee equivalent to 10% of the present value of the transportation contract. This requirement shall be dismissed if the Company maintains an “A” investment grade rating as discussed above.

c) A special guarantee for the gas transportation agreement originally signed by AES Gener and GasAndes Argentina and GasAndes to ensure compliance with obligations related to surcharge credit in favor of ESSA

d) The risk rating of ESSA was lowered in June 2004 from A- to BBB+ by one risk rating agency and later in June 2005 by another rating agency, both agencies argued that the company had increased its exposure to natural gas curtailments, as discussed in Section 4.c.1.

     ESSA maintains non-endorsable guarantee bonds outstanding for an aggregate of ThCh$7,859,188 (ThUS$15,335) to secure fulfillment of obligations under natural gas transportation agreements.

c.4 Financial Covenants

     On a quarterly basis, Eléctrica Santiago must meet the following financial covenants established in its bond indenture, which is registered in the Chilean Securities Registry under No. 214, calculated based on its stand-alone financial statements:

  unpledged assets must equal at least 125% of unsecured liabilities;
  the ratio of debt to equity may not exceed 1.75 to 1.00;
  a minimum equity level of UF 2 million (approximately ThCh$35,949,620 (ThUS$70,146)) must be maintained; and
  "Essential Assets" which represent more than 40% of total assets may not be sold, without the previous authorization of the bondholders.

As of December 31, 2005, Eléctrica Santiago was in compliance with the covenants set forth above.

c.5 Argentine Gas Export Duty

     Sierra Chata Consortium (natural gas suppliers) has provided notice of their intention to transfer to Eléctrica Santiago the 20% export duty recently approved by the Argentine authorities in Decree 645/04. Eléctrica Santiago has rejected this measure, arguing that the duty is not applicable under the terms of its existing supply contract. Eléctrica Santiago is going to execute all possible actions in order to litigate the invalidity of this pass-through. An agreement was reached for the period from May 1, 2005 to December 31, 2006. However, the period from June 2004 to April 2005 remains under discussion. ESSA had made provisions for ThCh$$1,089,575 (ThUS$2,126) as of December 31, 2005.

d) Contingencies and Covenants related to Energía Verde

d.1 Deferred Customs Duties

     As of December 31, 2005, a contingent liability exists related to deferred customs duties associated with a deferred payment plan totaling ThCh$36,811 (ThUS$72) in 2005 and ThCh$79,631 (ThUS$138) in 2004, which originated from the import of capital goods for the construction of the thermal plant of Energía Verde located in San Francisco de Mostazal. This liability shall remain effective until it is offset, under the provisions of Act N°18,634, by amortizing them over a period of 7 years. Energía Verde has steam process contracts with export companies and as such is allowed to use these tax credit benefits.

d.2 Purchase of turbo generator

     On December 21, 2005, Energía Verde issued a purchase order for Th€750 (ThCh$454,588 - ThUS$887) to AG Kuhnle, Kopp & Kausch to acquire a turbo generator to be installed at the Laja Plant. Energía Verde shall provide a letter of credit for Th€525 during the first quarter of 2006 (ThCh$318,263 - ThUS$621), with maturity in September 2006.

d.3 Pledge on Shares in AES Chivor S.A.

As part of Chivor's refinancing process, Energía Verde granted a pledge on all its shares in AES Chivor S.A.

e) Contingencies and Covenants Related to Norgener

e.1 Banco de Chile Credit Agreement

On November 26, 2004, Norgener paid off US $29 million of a then-existent bank facility. This repayment was made with the proceeds from a new credit which allowed Norgener to reduce its interest expenses and extend two years (to 2009) the final maturity of its obligations. The pledge over Plant Unit 2 remains the same.

e.2 Financial Restrictions

     Norgener must meet the following financial covenants under the credit agreement with Banco de Chile, calculated based on its stand-alone financial statements:

  Net tangible assets not less than ThCh$ 7,000,000 (ThUS$13,659)
  Maximum financial debt not greater than ThCh$20,500,000 (ThUS$40,000); and
  Net equity less related companies’ accounts receivable, plus unamortized short term and long term revenue related to the Escondida settlement payment not less than UF 7,380,000 (ThCh$132,654,098 (ThUS$258,837)).

As of December 31, 2005, Norgener was in compliance with the covenants set forth above.

f. Contingent Obligations of Energy Trade Finance Corporation

     As part of the Chivor’s refinancing process, Energy Trade and Finance Corporation granted a pledge on all of its shares in Chivor.

g. Other

     As a result of restrictions imposed by the Northern Economic Load Dispatch Center (CDEC-SING) based on supply reliability, the dispatch of the combined-cycle of TermoAndes is limited to a portion of its generation capacity. The gradual removal of this restriction in the future should increase the dispatch level of the plant. However, it could be limited by excess capacity in the SING. As a result of the above, there has been an adverse effect on TermoAndes, InterAndes and the transmission facilities in northern Chile which are owned by AES Gener and utilized to import energy from Argentina.

Summary of Lawsuits and Contingencies

     The company does not believe that the outcome of the claims and lawsuits shall have a material adverse effect on the Company’s financial position or results of operations.

NOTE: Unless otherwise noted, no amounts have been accrued for the aforementioned cases discussed above.

5) TAKE-OR-PAY CONTRACTS

     In order to ensure the long-term supply of natural gas to its electric generation facilities, the Company and some of its subsidiaries have entered into take-or-pay contracts with natural gas and transportation service providers, which require the payment of certain minimum amounts of gas whether it is consumed or not. The minimum payments required to be made, whether or not the Company and its subsidiaries are able to take delivery of the gas, are as follows:

	ThUS$	ThCh$
2006	99,809	51,152,351
2007	107,688	55,190,226
2008	107,750	55,221,620
2009	109,636	56,188,637
Thereafter	827,022	423,848,706

Total	1,251,905	641,601,540

27. FOREIGN CURRENCY

A summary of the assets and liabilities in foreign currency is as follows:

Assets
		December 31,

		2004	2005
	Currency	ThCh$	ThCh$

Current Assets
Cash	US$	2,659,619	1,851,972
Cash	Other currency	2,260,576	980,818
Time deposits	US$	26,932,394	18,670,993
Time deposits	Other currency	-	17,907,032
Marketable securities	US$	3,176,350	9,827,238
Marketable securities	Other currency	20,647	3,864,348
Trade accounts receivable	US$	568,567	989,974
Trade accounts receivable	Other currency	29,459,116	42,725,332
Miscellaneous accounts receivable	US$	1,999,485	1,080,043
Miscellaneous accounts receivable	Other currency	920,735	1,213,896
Accounts and notes receivable from related companies	US$	4,560,354	2,222,907
Accounts and notes receivable from related companies	Other currency	34,788	-
Inventories	US$	14,416,711	14,033,837
Inventories	Other currency	4,735,780	5,693,003
Recoverable taxes	US$	-	-
Recoverable taxes	Other currency	1,053,700	6,757,670
Deferred taxes	Other currency	1,229,225	1,734,208
Prepayments	US$	1,151,600	1,396,995
Prepayments	Other currency	565,626	119,761
Other current assets	US$	56,967,520	4,767,957
Other current assets	Other currency	(6,097,622)	29,476,793

Total current assets		146,615,171	165,314,777

Fixed Asset
Land	Other currency	6,521,221	6,611,748
Land	US$	1,907,072	1,605,601
Constructions and infrastructure	Other currency	384,380,957	398,548,121
Constructions and infrastructure	US$	356,502,973	325,111,141
Machinery and equipment	US$	733,277,941	733,195,753
Machinery and equipment	Other currency	225,988,132	202,235,127
Other fixed assets	US$	3,225,331	2,969,255
Other fixed assets	Other currency	44,384,209	44,399,813
Depreciation	US$	(89,450,268)	(92,723,471)
Depreciation	Other currency	(500,879,645)	(526,510,488)

Total fixed assets		1,165,857,923	1,095,442,600

Other noncurrent assets
Investments in related companies	US$	52,250,033	-
Investments in related companies	Other currency	52,583,587	100,218,721
Goodwill	US$	-	-
Goodwill	Other currency	5,110,442	4,569,777
Long term receivable	US$	64,249	513
Long term receivable	Other currency	4,658,837	4,143,104
Long term receivable related companies	US$	2,486,021	1,134,651
Intangibles	Other currency	6,963,935	6,963,926
Accumulated amortization of intangibles	Other currency	(4,798,545)	(5,017,570)
VAT Account receivable	Other currency	12,412,567	17,979,219
Other	US$	34,386,170	21,644,039
Other	Other currency	4,554,378	4,782,860
Investments in other companies	US$	12,033,022	10,679,278
Investments in other companies	Other currency	5,785,009	5,785,009
Total other noncurrent assets		188,489,705	172,883,527
Grand Total		1,500,962,799	1,433,640,904

CURRENT LIABILITIES

		Less than 90 days				More than 90 days and less than 1 year

		December 31, 2004		December 31, 2005		December 31, 2004		December 31, 2005

			Average		Average		Average		Average
		Amount	interest	Amount	interest	Amount	interest	Amount	interest
	Currency	ThCh$	rate	ThCh$	rate	ThCh$	rate	ThCh$	rate

Short term bank liabilities	US$	7,008,560	2.98%	-	-	1,738,971	2.98%	-	-
Short term bank liabilities	Other currency	1,593,736	-	-	-	-	-	-	-
Short term portion of long term bank liabilities	US$	874,192	4.96%	23,334	5.22%	12,343,857	5.95%	3,033,208	5.57%
Short term portion of long term bank liabilities	Other currency	-	-	5,766,411	7.38%	-	-	-	-
Bonds payable	US$	5,567,358	7.38%	28,900,904	6.50%	7,981,249	7.85%	10,379,109	7.80%
Bonds payable	Other currency	-	-	-	-	298,923	7.50%	406,859	7.50%
Short term portion of long term liabilities	US$	16,282	8.34%	283,877	3.94%	343,132	6.48%	70,026	3.94%
Short term portion of long term liabilities	Other currency	-	-	-	-	-	-	-	-
Dividends payable	Other currency	132,266	-	56,539	-	-	-	-	-
Accounts payable	US$	5,897,817	-	7,249,751	-	-	-	-	-
Accounts payable	Other currency	17,402,365	-	23,450,981	-	4,639,223	-	1,447,191	-
Sundry accounts receivable	Other currency	81,279	-	482	-	525	-	2,792	-
Accounts and notes payable to related companies	US$	974,168	-	1,043,462	-	-	-	-	-
Accounts and notes payable to related companies	Other currency	2,134	-	2,146	-	531,362	-	-	-
Provisions	US$	609,977	-	1,506	-	2,059,248	-	-	-
Provisions	Other currency	660,481	-	4,194,801	-	3,663,139	-	4,676,561	-
Withholding taxes	US$	975,848	-	346,165	-	-	-	-	-
Withholding taxes	Other currency	1,242,369	-	3,340,004	-	29,729	-	-	-
Income taxes	US$					4,133,787	-	-	-
Income taxes	Other currency					1,328,888	-	10,047,992	-
Unearned income	US$	362,900	-	285,421	-	947,951	-	859,312	-
Unearned income	Other currency
Other current liabilities	US$	778,431	-	-	-	-	-	-	-
Other current liabilities	Other currency	-	-	466,137	-	-	-	-	-

Total current liabilities		44,180,163		75,411,921		40,039,984		30,923,050

LONG TERM LIABILITIES

2004		From 1 to 3 years		From 3 to 5 years		From 5 to 10 years		More than 10 years

			Average		Average		Average		Average
		Amount	interest	Amount	interest	Amount	interest	Amount	interest
	Currency	ThCh$	rate	ThCh$	rate	ThCh$	rate	ThCh$	rate

Bank liabilities	US$	24,324,719	5.23%	28,081,353	5.20%	2,049,849	4.96%	-	-
Bank liabilities	Col$	15,035,565	13.34%	15,035,562	13.34%	15,035,568	13.34%	-	-
Bonds	US$	44,898,591	5.90%	13,281,727	4.77%	329,155,848	8.00%	-	-
Bonds	Other currency	253,283	7.50%	409,151	7.50%	1,704,794	7.50%	17,116,116	7.50%
Long term notes payable	US$	429,944	6.50%	-	-	-	-	-	-
Long term notes payable	Other currency			-	-	-	-	-	-
Provisions	US$	22,712	-	-	-	-	-	-	-
Provisions	Other currency	826,673	-	2,648,035	-	122,674	-	8,746,878	-
Deferred tax	Other currency	2,984,311	-	8,196,783	-	870,259	-	9,675,900	-
Other long term liabilities	US$	4,163,797	8.29%	3,129,301	-	7,958,528	-	229,374	-

Total		92,939,595		70,781,912		356,897,520		35,768,268

2005		From 1 to 3 years		From 3 to 5 years		From 5 to 10 years		More than 10 years

			Average		Average		Average		Average
		Amount	interest	Amount	interest	Amount	interest	Amount	interest
	Currency	ThCh$	rate	ThCh$	rate	ThCh$	rate	ThCh$	rate

Bank liabilities	US$	13,052,124	4.88%	16,538,497	5.22%	16,542,219	5.22%	-	-
Bank liabilities	Col$	11,532,821	12.89%	11,532,821	12.89%	5,805,373	12,89%	-	-
Bonds	US$	11,787,500	8.00%	5,893,750	8.00%	292,125,000	8.17%	-	-
Bonds	Other currency	331,851	7.50%	488,016	7.50%	1,903,263	7.50%	16,690,150	7.50%
Long term notes payable	US$	71,318	3.94%	-	-	-	-	-
Provisions	US$	81,383	-	-	-	-	-	-	-
Provisions	Other currency	3,229,004	-	632,189	-	9,880,242	-	108,526	8.00%
Deferred tax	Other currency	-	-	-	-	28,287,225	-	-	-
Other long term liabilities	US$	3,931,245	-	2,918,071	-	5,951,041	-	1,098	-

Total		44,017,246		38,003,344		360,494,363		16,799,774

28. OPERATING REVENUES

Operating revenue is generated primarily from the sale of electrical energy and capacity in Chile, and is detailed as follows:

	2003	2004	2005
Customers	ThCh$	ThCh$	ThCh$

Sales to Chilectra S.A	92,436,932	100,051,329	126,816,107
Sales to Chilquinta S.A	36,644,654	53,089,881	72,028,432
Sales to Minera Escondida	55,828,967	49,944,114	52,327,241
Sales to CDEC	16,395,453	31,127,046	32,719,094
Sales to Interconexión Eléctrica S.A. ISA (Colombia)	31,270,243	25,939,106	41,733,561
Sales to Colombian customers	41,650,505	43,073,262	39,498,545
ACG Frequency regulation service	10,612,499	6,924,353	12,161,121
Sales to other customers	68,349,481	58,840,897	52,391,615
Sales of fuel, technical advice and others	31,571,501	35,891,770	30,906,177

Total	384,760,235	404,881,758	460,581,893

The sale of energy and capacity to customers in Chile is based on the contracts in effect during the period and the sales prices are those established by the Ministry of Economy and Energy.

In Chile, Argentina and Colombia, contracts with non-regulated customers are defined through negotiation with the counter -parties. In addition, sales in the spot market are defined by current market prices in the respective countries.

Operating revenue includes energy, capacity, transmission and other services supplied but not billed amounting to ThCh$24,704,244 (ThUS$48,203) in 2003, ThCh$26,867,968 (ThUS$52,425) in 2004 and ThCh$32,023,022(ThUS$62,484) in 2005. These amounts are included in trade accounts receivable at December 31 of each year.

Sales of energy and capacity to other customers are related to Hidroeléctrica Guardia Vieja S.A., Pilmaiquén S.A., Compañía Minera Disputada Las Condes S.A., Cemento Polpaico S.A. and others.

On July 1, 2004, Minera Escondida Limitada paid AES Gener and Norgener a total amount of ThUS$15,000 and ThUS$25,000, respectively, of which: a) ThUS$10,000 corresponds to the use of transmission lines, during the period between 1999 and June 30, 2004, and b) ThUS$5,000 for the right of Escondida to connect to the Nueva Zaldivar substation from July 1, 2004 to December 31, 2015. The ThUS$10,000 were recorded as income in year 2004 when the services had already been rendered. The amount of ThUS$5,000 is being recognized on a straight-line basis from 2004 until 2015. Finally, the amount of ThUS$25,000 will be recognized from July 2004 to December 2015, based on the contracted supply.

29. OPERATING EXPENSES

These items are detailed as follows:

	Year Ended December 31,

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Variable costs
Purchases of energy	77,527,719	74,063,729	77,586,888
Purchases of capacity	13,565,959	8,355,754	17,673,385
Use of transmission system	12,712,643	14,696,302	17,016,880
Fuel consumption	46,825,746	78,277,849	111,306,147
Cost of fuel sales	19,071,367	21,856,218	20,903,908
Cost of technical consultants and others	7,099,390	9,889,182	18,464,103

Total variable costs	176,802,824	207,139,035	262,951,311

Fixed Costs
Energy production (Productive salaries, maintenance costs, others)	24,250,201	19,615,115	21,527,567
Depreciation	48,826,789	46,287,799	42,774,740

Total fixed costs	73,076,990	65,902,914	64,302,307

Total operating costs	249,879,814	273,041,949	327,253,618

Total administration and sales costs	18,121,053	17,980,537	21,027,369

Total	268,000,867	291,022,486	348,280,987

	Year Ended December 31,

	2003	2004	2005
Administration and sales costs	ThCh$	ThCh$	ThCh$

Salaries and employee benefits	5,636,612	6,725,646	7,006,055
Depreciation	2,332	-	-
External services	6,346,804	3,994,065	6,034,667
Insurance	2,918,807	2,368,871	1,971,309
System and communications	1,180,467	822,561	824,794
Municipality taxes and other taxes	1,231,809	1,704,736	1,664,765
Other	804,222	2,364,658	3,525,779

Total	18,121,053	17,980,537	21,027,369

30. NON-OPERATING INCOME AND EXPENSES

The detail of non-operating income and expenses is as follows:

	Year ended December 31,

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Financial Income
Interest on notes receivable	22,575,703	4,358,726	2,536,287
Other financial income	1,628,737	1,564,600	1,291,838

	24,204,440	5,923,326	3,828,125

Gain On Investments In Related Companies
Equity share in net income of related companies (1)	10,444,791	4,757,954	3,752,265
Equity share in net loss of related companies (1)	(20,071)	(23,582)	(996,993)
Amortization of goodwill	(799,627)	(541,132)	(895,503)

	9,625,093	4,193,240	1,859,769

Other non-operating income
Gain on sale of investments	-	1,345,999	-
Gain on sale property, plant and equipment and others	638,741	4,959,821	381,165
Fee and surcharge on Gas Andes contract	786,957	369,703	358,969
Forward	209,651	446,331	-
Dividends from Gasoducto Gasandes Argentina	-	611,721	849,753
Insurance compensation for business interruption	-	139,941	2,820,780
Provision reversal for contingency of Cordex Petroleum Inc.	-	-	946,960
Reverse of presumed gain - Chivor	-	1,203,859	-
Other income	1,416,800	699,317	189,471

Other non-operating income (2)	3,052,149	9,776,692	5,547,098

Total non-operating income	36,881,682	19,893,258	11,234,992

Financial expenses
Interest on bank loans	(10,675,805)	(11,047,217)	(16,965,265)
Interest on bonds	(44,224,724)	(36,915,856)	(22,213,533)
Miscellaneous interest and commissions	(3,350,282)	(6,745,964)	(6,329,105)

	(58,250,811)	(54,709,037)	(45,507,903)

Other non-operating expenses (3)	(16,751,074)	(19,125,376)	(15,266,006)

Total non-operating expenses	(75,001,885)	(73,834,413)	(60,773,909)

(1)	These amounts include unrealized gains (losses) in Empresa Eléctrica Guacolda S.A. of ThCh$62,762 in 2003, ThCh$62,762 in 2004 and ThCh$63,708 in 2005.

	Year ended December 31,

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

(2) OTHER NON-OPERATING INCOM E
Gain on sale of fixed assets	638,741	4,959,821	381,165
Reverse of presumed gain - Chivor	-	1,203,859	-
Gain on the sale of Carbones del Cesar	-	1,345,999	-
Gain on forwards settlements	209,651	446,331	-
Gas Andes fee	367,760	369,703	358,969
Dividends from Gasoducto Gasandes Argentina	-	611,721	849,753
Insurance compensation for business interruption	-	139,941	2,820,780
Provision reversal for contingency of Cordex Petroleum Inc.	-	-	946,960
TermoAndes debt	185,074	-	-
Other	1,650,923	699,317	189,471

Total other non-operating income	3,052,149	9,776,692	5,547,098

(3) OTHER NON-OPERANTING EXPENSES

Loss from sales and write-offs of property, plant and equipment	321,884	553,375	2,395,682
Amortization of intangible assets	212,133	208,766	216,545
Amortization of bond issue discount and expenses	3,054,812	5,776,869	4,503,115
Taxes on interest payments	589,470	1,043,513	881,659
Bond conversion provisions	477,387	2,330,250	-
Customs and duty rebates	(167,668)	-	-
Post-retirement pension plan and post retirement benefits	1,476,744	983,184	1,412,408
Loss on forward	1,680,728	5,609,854	4,557,074
Provision for Cordex Petroleum Inc contingency	-	1,328,173	-
Provision for loss sale Carbones del Cesar Ltda	407,696	-	-
Research and development expenses	2,761	442,779	642,931
Supplies and inventories write-off	3,956,612	(319,755)	107,102
Swap Provision - Termoandes e Interandes	1,516,275	-	-
Other subsidiaries non-operating expenses	3,222,237	1,168,368	549,490

Total other non-operating expenses	16,751,071	19,125,376	15,266,006

31. MINORITY INTEREST

As described in Note 1(a), AES Gener consolidates its financial statements with those of its subsidiaries in which other companies have a minority interest.

Amounts recorded related to minority shareholders as of December 31, 2003, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Percentage minority interest As of December 31,			Minority interest participation in equity December 31,		Participation in net (income) loss for the year ended December 31,

	2003	2004	2005	2004	2005	2003	2004	2005
Subsidiary	%	%	%	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Norgener S.A	0.01	0.01	0.01		-	-	-	-
Energía Verde S.A	0.01	0.01	0.01	1	1	-	-	-
Chivor S.A. E.S.P. (Colombia)	0.02	0.02	0.02	39,126	37,722	(2,671)	355	(2,995)
Sociedad Eléctrica Santiago S.A	10.00	10.00	10.00	6,956,463	6,649,675	(740,259)	(1,297,452)	(85,362)
Servicios de Asistencia Técnica S.A	0.01	0.01	-		-	(1)	(1)	-
New Caribbean S.A. (Dominican Republic)	49.99	49.99	49.99	1,901,596	1,285,189	(1,413,563)	(910,167)	(1,157,143)
Petróleos, Asfaltos y Combustibles S.A	2.10	2.10	-	77,631	-	9,239	(135)	-
Inversiones Termoenergía de Chile Ltda	0.01	0.01	0.01	1,345	1,289	22	(38)	(51)
Genergía S.A	0.01	0.01	0.01	921	876	24	(32)	(42)
Gener Blue Water (Cayman Islands)	0.01	0.01	0.01	-	-	22	-	-
Genergen Power Limited	0.01	0.01	0.01	-	-	24	-	-

Total				8,977,083	7,974,752	(2,147,163)	(2,207,470)	(1,245,593)

32. ENVIRONMENTAL EXPENSE

In connection with the environment, the Company incurred in the following expenses during 2003, 2004 and 2005, which are classified in the income statement as operating expenses:

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Air quality measuring station	36,855	29,021	32,504
Noise measuring	5,713	152,020	29,158
ISO 14001	5,161	16,531	7,372
Ashes	80,772	-	-
Gas emissions measuring	53,077	42,294	59,447
Maritime evaluation	9,095	17,477	15,204
Electrostatic Precipitators	19,010	69,194	123,926
Miscellaneous expenses law N° 99	-	2,987,827	2,535,268
Waste water system	5,197	6,446	10,519
Road improvements	2,403	125,973	224,989
Others	2,643	182,219	135,527

Total	219,926	3,629,002	3,173,914

Chivor is regulated by Colombian Act N° 99 from 1993 which requires routine payments each year by electric generators. In 2005 and 2004, Chivor paid ThCh$2,535,268 (ThUS$4,947) and ThCh$2,987,827 (ThUS$5,830), respectively as required under this act.

33. CASH FLOW STATEMENTS

The total balance of cash and cash equivalent is comprised of the following items as of December 31, 2004 and 2005:

	As of December 31,

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Cash	3,624,701	4,920,195	2,832,790
Time deposits (2)	10,631,747	26,932,394	36,578,025
Money market funds (1)	4,653,405	3,196,997	13,691,586
Other current assets (commercial paper)	41,543,234	36,421,433	21,434,656

Total	60,453,087	71,471,019	74,537,057

(1) These amounts do not include restricted funds from Chivor, of ThCh$188,971, ThCh$1,753,407 and ThCh$9,350,999 as of December 31, 2003, 2004 and 2005, respectively.

(2) These amounts do not include time deposits with maturity date greater than 90 days, which amounted to ThCh$126,642 as of December 31, 2003.

The detail of debits to income that do not represent cash and cash equivalents as of December 31, 2003, 2004 and 2005 is as follows:

	As of December 31,

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Amortization of bonds discount issuance	2,211,373	4,649,577	3,986,334
Amortization of deferred financing cost	762,124	-	69,122
Amortization of insurance charges	4,207,864	3,710,151	1,679,762
Pension plans	294,920	342,836	186,228
Disposal of property, plant and equipment	-	-	2,235,912
Other	57,217	841,183	772,707

Total	7,533,498	9,543,747	8,930,065

The detail of other investing activities as of December 31, 2003, 2004 and 2005 is a follow:

	As of December 31,

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Investment securities in BYN (Colombian Trust)	1,630,954	4,443,895	9,288,663
Other	27,620	1,256,315	682,927

Total	1,658,574	5,700,210	9,971,590

34. INSURANCE CONTRACTS

AES Gener S.A.

As of December 31, 2005, AES Gener had all-risk insurance in place for its generation facilities which covered property damage, machine breakdown and business interruption. In addition, AES Gener held public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. Its current all risk insurance policy is effective until April 4, 2006 and the other policies principally expire in November 2006.

Norgener S.A.

     As of December 31, 2005, Norgener had all-risk insurance in place for its generation facilities which covered property damage, machine breakdown and business interruption. In addition, Norgener held public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. Its current all-risk insurance policy is effective until April 4, 2006 and the other policies principally expire in November 2006.

Energía Verde S.A.

     As of December 31, 2005, Energía Verde had all-risk insurance in place for its generation facilities, which covered property damage, machine breakdown and business interruption. In addition, Energía Verde held public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. Its current all-risk insurance policy is effective until April 4, 2006 and the other policies principally expire in November 2006.

Sociedad Eléctrica Santiago S.A.

     As of December 31, 2005, Sociedad Eléctrica Santiago had all-risk insurance in place for its generation facilities which covered property damage, machine breakdown and business interruption. In addition, Sociedad Eléctrica Santiago held public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. Its current all-risk insurance policy is effective until April 4, 2006, and the other policies principally expire in November 2006.

Chivor S.A. E.S.P.

     As of December 31, 2005, Chivor had all-risk insurance in place for its generation facilities which covered property damage, machine breakdown and business interruption and also included coverage for sabotage and terrorism. In addition, Chivor held general and employer’s liability insurance policies. Its current all-risk and terrorism insurance policies expire on April 4, 2006.

InterAndes S.A.

     As of December 31, 2005, InterAndes had liability insurances for its directors, officers and the public with current expiration dates on November 29, 2006 and June 22, 2006, respectively.

TermoAndes S.A.

     As of December 31, 2005, TermoAndes had all-risk insurance in place for its generation facilities which covered property damage, machine breakdown and business interruption. The expiration date of the current policy is April 4, 2006. As of December 31, 2005, TermoAndes had in place directors’, officers’ and public liability insurance policies with current expiration dates of November 29, 2006 and June 22, 2006, respectively.

35. SUBSIDIARIES NOT CONSOLIDATED

     AES Gener does not consolidate Oilgener Inc. in accordance with the official Circular No. 2385 of the SVS issued on April 12, 2001.

A summary of the financial statements is as follows:

As of December 31,

Oligener Inc.

2004
ThCh$

Current assets	3,867
Non Current assets	-

Total Assets	3,867

Current Liabilities	-
Non current liabilities	-
Share Capital	3,867

Total Liabilities and share capital	3,867

Net Sales	-
Gross Profit	-

Net Income (Loss)	-

36. SUBSEQUENT EVENTS

No significant facts have occurred that may affect their submission to the date of issue of these financial statements.

Subsequent events after January 27, 2006

1) On April 25, 2006, Cachagua sold 485,000,000 shares of our common stock through a public offering in the Stock Exchange in Santiago, whose sale price was Ch$130.5/share. As a result of this transaction, the equity share of the AES Corporation in AES Gener (via Cachagua) decreased to 91.19% . The remaining 8.81% is owned by local pension funds (AFPs), other international and local institutions and smaller private investors.

2) In relation to AES Gener vs. Coastal Itabo Ltd. arbitration described in Note 26, on June 2, 2006 the parties jointly requested that the arbitration tribunal issue a final award dismissing AES Gener's claims without prejudice, dismissing Coastal's claims with prejudice, and requiring the parties to bear their own litigations expenses. A final award by consent, consistent with the parties’ petition, was issued on July 4, 2006.

3) In relation to AES Gener and Norgener's claim against Electroandina S.A. before the Chilean Antitrust Court describe in Note 26, on December 26, 2005, the parties submitted to the consideration of the Antitrust Commission a proposal of a new Coal Unload Service Agreement, which was approved by the abovementioned Commission on January 31, 2006. The case was terminated.

4) In relation to the arbitration proceeding against subsidiary TermoAndes described in Note 26, on January 26, 2006 the parties resolved all outstanding disputes including the pending arbitration proceeding before the ICC which was initiated in January 2004 by Tecpetrol to request re-dollarization of gas prices. A final award consistent with the parties’ settlement agreement was rendered on April 18, 2006.

5) In accordance with the AES Gener ’s Board of Directors meeting (506th session) held on June 21, 2006 the decision to sell the subsidiaries Empresa Generadora de Electricidad Itabo S.A., New Caribbean & Investment, GasAndes Chile and GasAndes Argentina was revoked.

6) On July 13, 2004, AES Gener S.A., or Gener, and Sociedad Eléctrica S.A. or Eléctrica Santiago, filed for arbitration at the International Chamber of Commerce, or the ICC, against the Sierra Chata Consortium of gas suppliers formed by Petrolera Santa Fe S.R.L., Mobil Exploration & Development Argentina Inc., Atalaya Energy S.R.L., Canadian Hunter Argentina S.R.L. and Total Austral S.A. for breach of contract. Gener and Eléctrica Santiago are demanding that the members of the Sierra Chata Consortium be required to provide the total agreed natural gas supply and/or provide damage indemnification. The companies are seeking compensation of the direct damages as a consequence of the breach of contract. As of the date of the ICC filing, we estimated that the contractual damages in question totaled US$7.3 million. We are also seeking compensation for future damages as provided under Argentine law. On October 8, 2004, the defendants responded asserting that the Argentine government has decreed the natural gas restrictions and as such they are considered to be force majeure events under the contract. The three arbitrators composing the tribunal have been appointed. On May 13, 2005, Gener and Eléctrica Santiago were notified that the defendants had submitted new facts in the case and on May 26, 2005, we submitted a filing refuting said facts. Responses to the interim allegations were filed in July 2006 and witnesses and experts hearing took place from November 27 to December 1st, 2006, witnesses and expert hearings were taken place. Each party submitted their pleadings on February 28, 2007. The International Court of Arbitration should issue its award by April 30, 2007.

7) AES Gener, as part of the bidding process held by the electricity distributions companies in November 2006 and January 2007, issued several bank guarantees in favor of Chilectra S.A., Chilquinta Energía S.A. and Empresas Emel SA. for the amounts of ThCh$401,266 (ThUS$744), ThCh$52,266 (ThUS$99) and ThCh$124,569 (ThUS$231), respectively. Such guarantees shall be outstanding until the execution of the corresponding power purchase agreements, expected to be during the first half of 2007.

37. DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

     The Company has recently filed an amendment to its 2004 Annual Report on Form 20-F restating for certain errors in accounting for Remeasurement of fixed assets where the U.S. dollar is the functional currency, foreign currency remeasurement of deferred income tax balances where the U.S. dollar is the functional currency, consolidation of subsidiary, minority interest, investment in related companies versus foreign exchange gain (loss), contingent liability, other income (expense) versus foreign exchange gain (loss) and interest rate hedge.

     As a result of evaluating these adjustments, the Company increased its stockholders’ equity by ThCh$1,518,115 as of January 1, 2003 as the cumulative effect of the correction of errors for all periods preceding January 1, 2003, and restated its consolidated statements of operations and cash flows for the years ended December 31, 2004 and 2003 and its consolidated balance sheet as of December 31, 2004.

     The restatement adjustments resulted in an increase to previously reported net income of ThCh$8,900,653 for the year ended December 31, 2004 and in a decrease to previously reported net income of ThCh$15,641,683 for the year ended December 31, 2003. Based upon management’s review it has been determined that these errors were inadvertent and unintentional.

I. Reconciliation of Chilean GAAP to U.S. GAAP

     The Company’s consolidated financial statements have been prepared in accordance with Chilean GAAP, which varies in certain respects from U.S. GAAP. Such differences involve methods for measuring the amounts shown in the consolidated financial statements as well as additional disclosures required under U.S. GAAP. The principal differences between Chilean GAAP and U.S. GAAP are described in the paragraphs below and qualified in paragraph (v).

     Under Chilean GAAP, the financial statements are restated to reflect the full effects of the gain (loss) in the purchasing power of the Chilean peso on the financial position and results of the operations of the reporting entities. The method is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power in local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year end.

     Under U.S. GAAP, financial statements are presented assuming that the U.S dollar is the functional currency of AES Gener. Accordingly, the effect of price-level changes is eliminated in the reconciliation to U.S. GAAP. (See (b), below).

a) Interest rate hedge:

     The Company entered into forward treasury lock agreements for a notional amount of US$200 million (ThCh$102,500,000) valid since December 2003 and an additional US$200 million (ThCh$102,500,000) in February 2004 to hedge against interest rate variations. These agreements were executed in connection with an offering of senior notes closed on March 22, 2004. As of December 31, 2003 the yield on the benchmark 10-year US Treasury Note decreased, which had resulted in a decrease in the value of the Company. Under Chilean GAAP, the cost associated with these transactions is amortized over the life of the notes. The company effectively locked in a 10-year Treasury Note rate in connection with the issuance of the notes at an average rate of 4.37% .

     Under U.S. GAAP, as the treasury lock agreements mentioned above did not qualify as a “hedge”, the mark-to-market adjustment was recognized immediately through the income statement as of December 31, 2003 and the realized loss was recognized on the maturity date of the agreements in March 2004.

     The effects of the reversal of the amortization recorded under Chilean GAAP for the periods presented are shown in paragraph (v) below.

b) Functional and reporting currency:

     Under Chilean GAAP, financial statements are adjusted for the effect of changes in the purchasing power of the Chilean currency during each period and presented in constant Chilean pesos (“reporting currency”), as mentioned in Note 1.b) Transactions are recorded in Chilean pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency on the transaction date. Exchange rate differences arising from the settlement of monetary items at rates different from those at which they were originally recorded are recognized in the income statement of the period. In accordance with Technical Bulletin 64 (“BT64”), the financial statements of foreign subsidiaries that operate in countries exposed to significant risks, which are not considered an extension of the parent company’s operations, must be remeasured into U.S. dollars. The Company has remeasured its foreign subsidiaries into U.S. dollars under this requirement as follows:

  Monetary assets and liabilities are translated using the year end exchange rates between the U.S. dollar and the local currency.
  All non-monetary assets and liabilities and shareholders’ equity are translated using the historical rates of exchange between the U.S. dollar and the local currency.
  Income and expense accounts are translated using the average rates of exchange between the U.S. dollar and local currency.
  The effects of any exchange rate fluctuations are included in the results of the operations for the period.

     Under BT 64, investment in a foreign subsidiary is price-level restated, the effects of which are reflected in the income statement, while the effects of the foreign exchange gain or loss between the Chilean peso and the U.S. dollar are reflected in equity as “Cumulative Translation Adjustment”; because the foreign investment itself is measured in U.S. dollars.

     Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Upon the acquisition of the Company by the AES Corporation (AES) in 2000, management determined the U.S. dollar as the Company’s functional currency in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 52. Accordingly, the Company remeasured into U.S. dollars the consolidated financial statements as of and for the years ended December 31, 2003, 2004 and 2005 and it translated these financial statements into the reporting currency, the Chilean peso, applying the procedures specified in SFAS No. 52.

     The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Accordingly, monetary assets and liabilities are remeasured using the current exchange rate. Non-monetary assets are recorded at the historical exchange rate at the time of purchase. Past transactions in currencies other than the U.S. dollar are remeasured at the existing exchange rates at the time of the transactions. Revenues and expenses are remeasured on a monthly basis at the average exchange rate in effect during the period, except for consumption of non-monetary assets, which are remeasured at the exchange rate in effect when the respective assets were acquired. Transaction gains and losses on monetary assets and liabilities arising from the remeasurement are included in the calculation of net income (loss) in the period such gains and losses arose.

     The amounts obtained from the remeasurement process referred to above are translated into Chilean pesos following the provisions of SFAS No. 52. Assets and liabilities are translated to the current selling exchange rate of Chilean peso which was $593.8; $557.4 and $512.5 per US$1.00 as of December 31, 2003, 2004 and 2005, respectively. Revenues, expenses, gains and losses reported in the income statement are translated to the exchange rate existing at the time of each transaction or, if appropriate, at the monthly average exchange rate during the period. Translation effects of changes in the exchange rate are included as a cumulative translation adjustment in shareholders' equity.

c) Revaluation of property, plant and equipment (including revaluation on fixed assets retired during the year):

     Under Chilean GAAP, certain property, plant and equipment are reported in the financial statements as amounts determined in accordance with a technical revaluation performed in 1986, as discussed in Note 8b). The difference between the book value on the technical revaluation date and the revalued amount is included under equity as surplus, and is subject to adjustments for price-level restatement and depreciation.

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

     Under U.S. GAAP, the accounting is similar. However, at the adoption date of SFAS No. 109 (Accounting for Income Taxes), a change in the accounting principle was immediately recorded in the income statement as “Cumulative Effect of a Change in Accounting Principle”. Therefore, in U.S. GAAP, the amortization of the complementary accounts created under Chilean GAAP was reversed.

     The deferred income tax effects of U.S.GAAP adjustments are recorded in our reconciliation to U.S. GAAP. The effect of these differences on the net income and shareholders’ equity of the Company are included in paragraph (v) below.

     In 2005, management determined that certain of its (deferred tax assets, income tax expense and recoverable tax) results related to prior years (years 1998 to 2005), were not properly calculated and presented in the reconciliation to U.S. GAAP shareholders’ equity and net income of prior years. Since these misstatements were deemed to have an immaterial impact on the presentation of the financial statements for each prior periods, as well as opening shareholders’ equity, corrections have been recorded in the 2005 reconciliations to U.S. GAAP, resulting in a net decrease of shareholders’ equity and net income for 2005 by ThCh$951,014, under U.S. GAAP.

e) Intangibles:

     Under Chilean GAAP, the Company’s balance sheets include net intangible assets relating to the transfer of revalued assets from the Company’s predecessor, Compañía Chilena de Distribución Eléctrica S.A., at the time of the Company’s formation. Under U.S. GAAP, such intangible assets would have been recorded at the predecessor’s historical cost before technical revaluation. The effects of adjusting the Company’s equity (for the intangible asset net of accumulated amortization, including accumulated price-level restatement) and income statement (for the annual amortization charge) are included in paragraph (v) below.

f) Staff severance indemnities:

     Pursuant to agreements between the Company and its employees, the Company has committed to provide a lump sum payment to each employee with more than five years of service at the end of his or her employment. Under Chilean GAAP, the Company records the present value of the liability, calculated based on total expected service, current salary levels of all employees covered by such agreements with more than five years of service, and a discount rate of 8%. Under U.S. GAAP, this arrangement is considered a pension plan and the liability should be measured by projecting future expected severance payments using an assumed salary progression rate and discounting the resulting amounts to their present value. In practice, the Company believes that the salary progression rate will not differ significantly from the general inflation rate. The application of U.S. GAAP would not produce results materially different from the acceptable method under Chilean GAAP. As a result, the effects of these differences have not been included in paragraph (v) below.

     However, as of January 1, 2002, the Company changed the interest rate used to determine the present value of the provisions for staff severance indemnities, reducing it from 10% to 8%. The effect of this change at the beginning of 2002 amounted to ThCh$94,186 (ThUS$184), which was recorded as a deferred asset to be amortized over 10 years. Under U.S. GAAP, the consequence of reducing the discount rate to 8% was charged to income in the year ended December 31, 2002. In the years ended December 31, 2003, 2004 and 2005, the difference between U.S. GAAP and Chilean GAAP resulted from the reversal of the amortization of the deferred asset recorded under Chilean GAAP are included in paragraph (v) below.

g) Capitalized interest:

     Under Chilean GAAP, all interests on debt associated with a construction project are capitalized, including interests, price-level restatement and, with respect to foreign currency, borrowings, and transaction gains and losses. Interest is capitalized based on the Company’s weighted average interest rate on long term debt, or if applicable, the interest rate related to specific borrowings. Interest capitalization ends when the property or equipment is ready for service or its intended use.

     Under U.S. GAAP, the Company reverses those capitalized amounts related to foreign currency exchange gains and losses and the related monetary gain/loss on foreign currency borrowings for construction costs for purposes of reconciling to U.S. GAAP. Until year 2000 Gener capitalized foreign currency gain and losses.

Additionally under U.S. GAAP, interest capitalization on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project. The effect of the capitalization and the related depreciation expense of this difference are included in paragraph (v) below.

h) Goodwill:

     Under Chilean GAAP, goodwill is amortized over a maximum of twenty years.

     Under U.S GAAP, the Company applies SFAS N°142, “Goodwill and Other Intangible Assets”. SFAS N°142 addresses the accounting for goodwill and other intangible assets subsequent to a business acquisition. SFAS N°142 requires that intangible assets with finite useful lives be amortized over their estimated useful lives. It also provides that goodwill and other intangible assets with indefinite useful lives should not be amortized, but rather tested al least annually, for impairment. There was no impairment loss recognized as of this period. The reversal of the amortization of goodwill generated in Chilean GAAP in the years ended December 31, 2003, 2004 and 2005 has been included in paragraph (v) below.

i) Investments in related companies (difference between cost and equity method):

     The Company has a series of investments in which it owns less than 20% (Gasoducto GasAndes S.A., Gasoducto GasAndes (Argentina) S.A. and CDEC-SIC Ltda.). Under Chilean GAAP, prior to January 1, 2004, investments in other companies ranging from 10% to 50% of common stock were recorded under the equity method of accounting. Effective January 1, 2004, SVS issued Circular N°1,697 (on the month of December 2003), which required companies to change the accounting treatment for investments in other companies equal to 10% to 20% ownership by recording such investments at it acquisition cost restated for price-level changes or foreign currency. The December 31, 2003 book value of these investments, which included equity method goodwill (the excess of purchase price over the value of assets acquired and liabilities assumed), and the share of income previously recorded for 10% to 20% investments when they were treated as equity-method investees was considered as their new cost basis.

     Under U.S. GAAP, these investments are accounted for at its cost less any non-temporary impairment in value, as it presumed that investors with less than 20% of common stock do not exercise significant influence. As of December 31, 2003, the result of investments (recorded under equity method accounting) in which the equity share of the company is between 10% and 20% was reversed for purposes of US GAAP. For the years ended December 31, 2004 and 2005, there were no differences between Chilean and US GAAP based on the reasons explained in the previous paragraph.

j) Foreign exchange contracts not effective as hedge:

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

i) Capitalization of interest costs not capitalized under Chilean GAAP.

ii) Accounting for deferred tax assets and liabilities.

iii) The deferred tax effects of U.S. GAAP adjustments.

iv) Accounting for forward exchange contracts.

v) Accounting for amortization of deferred costs of a prepaid loan.

vi) Amortization of goodwill

The effects of these differences are included in paragraph (v).

l) Complementary pension plan and post-retirement benefits:

     Pension and post-retirement benefits are recorded under Chilean GAAP in a comparable manner to U.S. GAAP. However, under Chilean GAAP, the Company capitalizes unrecognized actuarial gains and losses; whereas under U.S. GAAP, the Company recognizes actuarial gains and losses immediately in the income statement. Also, under Chilean GAAP, additional minimum liabilities, if any, are recorded as charges in the income statement while under U.S. GAAP, an additional liability that exceeds the unrecognized prior service cost is reported in other comprehensive income.

     As of January 1, 2002, the Company changed the interest rate used for determining the present value of the provisions for its supplementary pension benefit plan, reducing it from 10% to 8%. The effect of this change at the beginning of 2002 amounted to ThCh$621,356 (ThUS$1,212), which was recorded as a deferred asset to be amortized over 10 years. Under U.S. GAAP, the effect of reducing the nominal discount rate to 8% has been charged to income in the year ended December 31, 2002. In the years ended December 31, 2003, 2004 and 2005, the reversal of the amortization of the deferred asset recorded under Chilean GAAP resulted in an additional difference.

     During 2005, the actuarial assumption on life expectancy changed due to modifications in the Chilean regulations. Under Chilean GAAP, the effect of this change amounted to ThCh$1,266,628 (ThUS$2,472) which was recorded as a deferred asset to be amortized over 10 years. Under U.S. GAAP, the effect of changing this actuarial assumption on life expectancy has been charged to income in the year ended December 31, 2005. The effects of changing the interest rates, as well as, the change in life expectancy are included in paragraph (v) below.

     The effect is these differences are included in paragraph (v)

m) Recognition of a loss from an analysis of the impairment of long-lived assets:

     Under Chilean GAAP, long-lived assets are subject to impairment tests when circumstances indicate that impairment may exist. In determining whether impairment exists, the Company evaluates whether the operating revenue of the entity will be sufficient to cover its costs, including depreciation (Technical Bulletin No. 33). The entity’s revenues are estimated based on its undiscounted cash flows.

     Under U.S. GAAP, long-lived assets are also subject to periodic impairment tests when circumstances indicate that impairment may exist. In determining whether impairment exists, however, the Company groups its assets at the lowest level of identifiable cash flows. If the carrying amount of an asset (or a group of asset) exceeds the sum of the undiscounted cash flows that are expected to be generated from the use and eventual disposition of such asset, an impairment loss is recognized for an amount equal to the amount by which the asset’s carrying amount exceeds its fair value, which is measured based on discounted cash flows.

     In 2001, a U.S. GAAP impairment test was performed on TermoAndes generation plant and transmission line, which showed that the Chilean side of the transmission line owned by Gener was impaired. Accordingly, an impairment loss was recorded as of December 31, 2001 under U.S. GAAP for this asset. The reversal of the depreciation associated with this asset is shown in note (v) below.

     As of December 31, 2005 an impairment test was performed under U.S. GAAP, based on which the company concluded that its assets were not impaired.

n) Gain Contingency:

     In December 1999, AES Gener filed a lawsuit against Hidroeléctrica Guardia Vieja S.A. and Hidroeléctrica Aconcagua S.A. for their alleged contractual performance default related to an energy and capacity sales contract. On December 14, 2001, the arbitrator accepted the Company’s claims and the defendants were ordered to fulfill the contract. Under Chilean GAAP, based on the arbitrator’s acceptance of the lawsuit filed by AES Gener, the Company recorded as income in 2001 a portion of the gain contingency equal to ThCh$3,248,215 (ThUS$6,338). The Company recorded only a portion of the gain contingency, given that on January 7, 2002; the defendants filed an appeal that is to be reviewed by the Supreme Court. Under U.S. GAAP, this gain contingency cannot be recorded until it is realized; therefore it was reversed in year 2001.

     On December 31, 2004, under Chilean GAAP the company re-evaluated the recoverability of this receivable and recorded a provision against the contingency recorded in 2001. Therefore, under US GAAP an adjustment was recorded to reverse the effect of the Chilean GAAP provision in 2004.

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

     AES Gener transferred ThCh$284,704,513 (ThUS$555,521) to Inversiones Cachagua Ltda. in the above mentioned mercantile current account. Such amount came from proceeds of the sale of investments in Argentina and in Chile. According to an agreement made by the Board of Directors on July 30, 2001, these funds were transferred to the principal shareholder and charged to the mercantile current account instead of distributing them as interim dividends, as there was no certainty that the Company would be able to generate the profits needed to cover such interim dividends. This intercompany loan including accrued interest was fully paid in February 2004.

     Under Chilean GAAP, the balance of the mercantile current account was classified as an asset, as it was subject to indexation, accrued interest and had a maturity date. Nevertheless, under U.S. GAAP, it was shown as a deduction from shareholders’ equity as a “Note Receivable from Shareholder.” In addition, interest and exchange differences accrued each year associated with this note have been reclassified from income to shareholders’ equity, net of payments for ThCh$29,379,499 (ThUS$57,326) and ThCh$1,873,188 (ThUS$3,655) in 2003 and 2004 respectively. This effect is included in paragraph (v) below.

p) Interest rate swaps

     In 1998, the Company entered into an interest rate swap, in order to fix variable debt from its Argentinean subsidiaries TermoAndes and InterAndes, whereby it received variable interest payments and paid fixed interests in order to convert the variable rate debt into a fixed rate debt. Under Chilean GAAP the fair value of the interest rate swap was determined and recorded, as well as the interest expense, which was recorded as incurred. Additionally, the assets and liabilities related to the interest rate swap are presented on a net basis in other current assets.

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

     SFAS No. 133 also prescribes requirements for the designation and documentation of hedging relationships and ongoing retrospective and prospective assessment of effectiveness in order to qualify for hedge accounting. Hedge accounting is considered to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is from 80% to 125% at the offsetting of the change in fair value due to the hedged risk of the hedged item or transaction. Measurements of amounts to be recorded in income due to ineffectiveness of hedges are based on the dollar-offset method as required by SFAS No. 133.

     As of December 31, 2004 the debt restructuring of TermoAndes and InterAndes was completed, resulting in the termination of the notes and interest rate swaps covering the debt.

     In 2005, an interest rate swap agreement was subscribed with Banco of Chile for 7 years for an amount of US$130,000,000 in order to fix the variable interest rate (component Libor) to an annual fixed rate of 4.9795%, to cover a credit taken with Calyon Bank during 2005. This derivate, under Chilean GAAP was classified as cash flow hedge and therefore changes in its fair value were registered as unrealized gain (loss) in accordance to Technical Bulletin N°57. For US GAAP it was classified as an investment derivative instrument and therefore changes in its fair value were registered in the income statement.

     The effects of the differences in the method of recording this cash flow hedge for December 31, 2003, 2004 and 2005 are included in paragraph (v) below.

q) Forward exchange contracts

     Up through December 31, 2004, the Company had forward exchange contracts between the U.S. dollar and the Chilean peso. Under Chilean GAAP, these forward exchange contracts were recorded at fair value with the changes in the fair value recorded as unrealized gains and losses in the balance sheet. These derivatives are considered cash flow hedges of forecasted transactions (future sales of energy to regulated customers price-adjusted every six months by the fluctuation in the U.S. dollar exchange rate during that same period, while most of the energy costs are fixed in U.S. dollars). The initial premium or discount on these contracts is deferred and amortized over the term of the contract.

     For the year 2003 under U.S. GAAP, these forward exchange contracts were also valued at fair value, with the initial premium or discount deferred and amortized over the term of the contract. However, as the Company’s formal documentation at the inception of the hedge did not qualify for hedge accounting treatment, the changes in the fair value of these derivatives were recognized through the income statement.

     For the year 2004 these forward exchange contracts qualified for hedge accounting treatment and the changes in the fair value of theses derivatives were recognized as equity in “Other Comprehensive Income”, net of the related tax effects.

     As of December 31, 2005 the Company has currency forwards exchange contracts, which were classified as investments derivatives for both Chilean GAAP and US GAAP, recognizing through the income statement the changes in the fair value of these derivatives.

r) Asset retirement obligation

     Under Chilean GAAP, there is no requirement to record obligations associated with the retirement of tangible long-lived assets. Under U.S. GAAP, the company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations” (ARO), effective January 1, 2003. Under SFAS No. 143, entities are required to record the fair value of a legal liability for an asset retirement obligation (“ARO”) in the period when it is incurred. When a new liability is recorded, the entity capitalizes the costs of the liability by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. At retirement, an entity settles the obligation for its recorded amount or incurs in a gain or loss.

     With the adoption of SFAS No. 143, the Company recorded an ARO asset of ThCh$150,149 net of accumulated amortization of ThCh$94,777 and a deferred tax asset of ThCh$42,856. The net amount initially recognized as a result of applying SFAS No. 143 was ThCh$204,142 (historic), which was recorded as a cumulative effect of a change in the accounting principle. The remaining difference of ThCh$14,974 results from the 2003 accrual of the ARO liability and depreciation of the ARO asset, which was recorded within costs of goods sold.

     The carrying amount of the asset retirement obligation was ThCh$372,162 (ThUS$726) and ThCh$381,374 (ThUS$744) as of December 31, 2005 and 2004 respectively. As of December 31, 2005 the change related to interest accrual is ThCh$9,212 (ThUS$18).

     In March 2005, the FASB issued FIN 47, an interpretation of SFAS 143, which clarifies the term “conditional asset retirement obligation”. The asset retirement obligations of the Company that are covered by FIN 47 primarily include conditional obligations to demolish or return assets in good working condition at the end of the contractual or concession term, and for the removal of equipment containing asbestos or other contaminants. The net amount initially recognized as a result of applying FIN 47, was ThCh$162,539, which was recorded as a cumulative effect of a change in accounting principle, as shown in paragraph (v) below.

     The pro forma net income (loss) and earnings (loss) per share resulting from the adoption of FIN 47 for the years ended December 31, 2005, 2004 and 2003, is not materially different from the actual amounts reported in the accompanying consolidated statement of operations for those periods. Had FIN 47 been applied during all periods presented, the asset retirement obligations at December 31, 2003 and December 31, 2004 would have been approximately ThCh$381,374 and ThCh$150,149, respectively.

s) Long term compensation

     In 2003, 2004 and 2005, the AES Corporation (the majority shareholder of AES Gener) granted to its corporate and subsidiaries’ employees, two Long Term Compensation Awards (“the Awards”), which consisted of a combination of stock options, restricted stock and performance units. No employees of AES Gener were granted long-term compensation under this plan prior to January 1, 2003. Awards under this plan are generally vested over two to three years.

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

     Under U.S. GAAP, stock options and restricted stock are accounted under SFAS N°123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, “Accounting for Stock-based compensation—Transition and Disclosure”. Compensation expense is measured using the fair value method for stock options and the fair value of the stock for restricted stock at the date of the grant. The Company recorded deferred stock-based compensation expense as a component of shareholders’ equity (deficiency), which is amortized over the related vesting period, and based on the contributions from the parent. The number of stock options granted to AES Gener’s employees as of December 31, 2003 and the related compensation expense were de minimis, thus no amount has been recorded nor reported for these benefits in the Company’s prior years’ financial statements. AES Gener’s compensation expense recorded as of December 31, 2004 and 2005 was ThCh$297,131 (ThUS$533) and ThCh$391,751 (ThUS$764), respectively.

     In addition to the stock-based compensation above, the Awards include performance units (PUs). PUs have a face value of US$1 per unit and are based on a Cumulative Cash Value Added (“CVA”) target calculation for a three year period. The Company records the liability of PUs based on SFAS 5, “Accounting for Contingencies”. The amount recorded under Chilean and U.S. GAAP as of December 31, 2004 and 2005 was ThCh$298,640 (ThUS$583) and ThCh$288,263 (ThUS$562), respectively. No PU amount was significant enough to be recorded under Chilean or US GAAP as of December 31, 2003.

     This difference is shown in note (v) below.

t) Reversal of Gain in Escondida Settlement

     On July 1, 2004, AES Gener and Norgener received a compensation for US$ 40 million, as part of the settlement with Escondida, which was composed of three payments: 1) US$ 25 million as compensation for the decrease of energy price and modification of the PPAs; 2) US$ 10 million paid to AES Gener for the prior use of the transmission lines facilities, property of AES Gener; and 3) US$ 5 million paid to AES Gener as remuneration for the right to connect Escondida’s facilities to the substation Nueva Zaldivar, transmission asset, until the expiration of Norgener’s PPA agreements in 2015.

     Under Chilean GAAP, US$10 million out of Gener’s portion were recognized as income and the rest was deferred over the term of the agreements.

     Under U.S. GAAP, the US$40 million were deferred and recognized as income from 2004 to 2015 (the term of the agreement) based on the weighted average capacity provided to Escondida.

     The effect of this difference is shown in note (v) below.

u) Deferred financing costs

     On April 2004, TermoAndes and InterAndes completed the debt refinancing. Under Chilean GAAP, debt issuance costs incurred in modifications to the original debt contract were treated as part of the original debt issuance and, therefore, the costs associated with the original debt and those incurred to enter into the new modified contract are being amortized over the remaining life of the debt.

     Under U.S. GAAP, certain debt modifications as defined under EIFT 96-19 in an other than troubled debt restructuring, may qualify as an extinguishment of debt rather than as debt modification. The EITF consensus states that if the change between the present value of cash flows under the modified terms and the present value of the remaining cash flows under the original terms is less than 10%, the modification shall be recognized as a debt modification rather than an extinguishment of debt, and a new interest rate has to be determined based on the carrying amount of the original debt and the revised cash flows considering any amounts paid by the debtor to the creditor. TermoAndes and InterAndes debt refinancing was accounted for as a modification according to the EITF 96-19, as the new debt terms were not substantially different from the terms of the original debt, therefore, only bank fees were deferred as interest cost. The agent Bank of the modification debt was the Deutsche Bank.

On October 2005, the Company replaced the Deutsche Bank credit agreement mentioned above by subscribing to a new credit line agreement with all new creditors except for Calyon Bank, who became the new agent Bank. For Chilean GAAP purposes, the unamortized deferred financing costs related to the 2004 debt refinancing, were written off and the new issuance cost associated with the Calyon Bank were capitalized.

Under US GAAP, an early extinguishment of debt in accordance with Accounting Principles Board Opinion No. 26 “Early Extinguishment of Debt”, was recognized for the portion related to the new creditors. This resulted in a loss on extinguishment of approximately ThCh$254,643 as of December 31, 2005.

The effects in net income and shareholders’ equity of the US GAAP adjustment are presented in note (v) below

v) Effects of conforming to U.S. GAAP:

     The adjustments to reported net income required to conform to the principles generally accepted in the United States are as follows:

	Year Ended December 31,

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Net income as reported under Chilean GAAP	57.001.161	40.874.382	43.038.841
Interest rate hedge (paragraph (a))	(1.046.228)	(10.773.680)	2.492.969
Reversal of technical revaluation (Including revaluation on fixed assets retired during the year (paragraph ( c))
Cost	(54.501)	4.863.318	100.466
Accumulated depreciation	1.470.777	(3.805.020)	855.181
Asset retirement obligation (paragraph (r))	(14.974)	(12.426)	(23.059)
Capitalized interest (paragraph (g))	(994.433)	(993.273)	(993.273)
Recognition of a loss from an analysis of Impairment of long-lived assets (paragraph (m))	698.190	660.810	623.816
Intangibles (paragraph (e))	208.195	208.766	216.544
Effect of U.S. GAAP adjustments in related companies under the equity method (paragraph (k))	(829.036)	(163.640)	382.731
Investments in related companies (difference between cost and equity method) (paragraph(i))	(521.236)	-	-
Goodwill (paragraph (h))	475.074	541.132	541.132
Gain Contingency (paragraph (n))	-	3.248.215	-
Long term compensation (paragraph (s))	-	(307.828)	(391.751)
Staff severance indemnities (paragraph (f))	9.419	9.418	9.419
Complementary pension and post-retirement benefits (paragraph (l))	(181.649)	(31.051)	(901.785)
Reclassification of additional minimum liability, net of tax (paragraph (l))	(548.435)	-	-
Deferred tax effects of U.S. GAAP adjustments (paragraph (d))	398.224	(1.027.579)	(116.537)
Adjustment to deferred income taxes (paragraph (d))	(2.910.111)	842.091	2.708.029
Interest rate swap (paragraph (p))	(1.172.185)	1.666.596	(605.103)
Forward exchange contracts (paragraph (q))	(12.436)	-	-
Foreign exchange contracts not effective as hedges (paragraph (j))	10.870	10.870	10.870
Interest on account receivable from main shareholder, net of tax (paragraph (o))	(16.880.652)	(2.110.796)	-
Deffered tax effects resulting from difference in functional currency (paragraph	(2.235.867)	867.273	1.029.052
Reversal of price level restatement (paragraph (b))	(2.552.823)	12.966.884	11.198.310
Transaction gains and losses resulting from difference in functional currency (paragraph (b))	(16.555.748)	(17.877.345)	(1.633.965)
Effect of minority interest on US GAAP adjustments	124.901	311.354	(150.980)
Effect of minority interest on remeasurement adjustment (paragraph (b))	(215.336)	79.593	690.386
Remeasurement effect on equity method investees (paragraph (b))	(9.578.842)	(3.233.663)	(3.117.661)
Deferred financing cost (paragraph (u))	-	(1.001.377)	746.734
Reversal of gain in Escondida settlement (paragraph (t))	-	(6.422.430)	316.123

Income from continuing operations	4.092.319	19.390.594	57.026.489

Income in accordance with U.S. GAAP before cumulative effect of change
in accounting principle	4.092.319	19.390.594	57.026.489

Cumulative effect of change in accounting principle for SFAS No. 143 (FIN 47)
(paragraph (r))	(204.142)	-	(162.539)

Net income in accordance with U.S. GAAP	3.888.177	19.390.594	56.863.950

Other comprehensive income (loss), net of tax
Cumulative traslation adjustment (paragraph (b))	(45.964.278)	(42.330.515)	(41.409.718)
Cash flow hedge (paragraph (p))	3.297.374	6.095.215	-
Cash flow forwards (paragraph (q))	-	(3.795.702)	3.795.702
Additional minimum liability (paragraph (l))	661.422	-	-

Comprehensive income (loss) in accordance with U.S. GAAP	(38.117.306)	(20.640.408)	19.249.934

Effects of conforming to U.S. GAAP

The adjustments required to conform shareholders’ equity amounts to U.S. GAAP are as follows:

	Year Ended December 31,

	2004	2005
	ThCh$	ThCh$

Shareholders' equity as reported under Chilean GAAP	851.378.274	860.016.454
Interest rate hedge (paragraph (a))	(11.819.908)	(9.326.939)
Reversal of technical revaluation (Including revaluation on fixed assets retired during the year (paragraph (c)):
Cost	(39.358.957)	(39.258.491)
Accumulated depreciation	29.163.954	30.019.135
Asset retirement obligation (paragraph (r))	(288.577)	(474.175)
Capitalized interest, net of depreciation (paragraph (g))	18.656.295	17.663.022
Recognition of a loss from an analysis of the impairment of long-lived assests (paragraph (m))	(24.168.946)	(23.545.130)
Intangibles (paragraph (e))	(1.457.944)	(1.241.400)
Effect of U.S. GAAP adjustments in related companies under the equity method (paragraph (k))	(2.598.847)	(2.216.116)
Investments in related companies (difference between cost and equity method) (paragraph(i))	(383.183)	(383.183)
Goodwill (paragraph (h))	3.817.931	4.359.063
Staff severance indemnities (paragraph (f))	(75.349)	(65.930)
Complementary pension and post-retirement benefits (paragraph (l))	(680.125)	(1.581.910)
Interest rate swap (paragraph (p))	-	(605.103)
Forward exchange contract (paragraph (q))	(4.755.206)	(34.270)
Foreign exchange contracts not effective as hedges (paragraph (j))	(217.399)	(206.529)
Deferred tax effects of U.S. GAAP adjustments (paragraph (d))	5.365.859	4.198.903
Adjustment to deferred income taxes (paragraph (d))	(54.102.364)	(51.121.348)
Reversal of price level restatement (paragraph (b))	(287.836.859)	(261.064.213)
Cumulative translation Adjustment (paragraph (b))	1.838.702	(39.571.016)
Remeasurement effect on equity method investees (paragraph (b))	292.058	(2.825.604)
Transactions gains and losses resulting from change in functional currency (paragraph (b))	14.181.223	12.547.258
Effect of minority interest on U.S. GAAP Adjustment	706.657	555.677
Effect of minority interest on remeasurement adjustment (paragraph (b))	1.784.705	2.475.091
Deferred financing costs (paragraph (u)):	(1.001.377)	(254.643)
Reversal of gain Escondida (paragraph (t)):	(6.422.430)	(6.106.307)

Shareholders' equity in accordance with U.S. GAAP	492.018.187	491.952.296

The following summarizes the changes in shareholders’ equity under U.S. GAAP during the years ended December 31, 2004 and 2005:

	Year Ended December 31,

	2004	2005
	ThCh$	ThCh$

Balance at January 1,	343.967.186	492.018.188
Capital increase of 714,084,243 shares	62.268.146	-
Increase in equity related to interest on account receivable from main shareholder	2.037.448	-
Interest on account receivable from main shareholder	(2.037.448)	-
Payments of account receivable from main shareholder	179.116.198	-
Reversal of Accrual for minimun dividends	16.103.539	-
Dividend payment	(89.093.605)	(19.707.577)
Stock based conpensation plans	297.131	391.751
Chivor additional minimum liability	-	-
Cash flow hedge, net of tax	2.299.513	3.795.702
Cumulative translation adjustment	(42.330.515)	(41.409.718)
Net income in accordance with U.S. GAAP	19.390.594	56.863.950

Balance at December 31,	492.018.187	491.952.296

The condensed balance sheets as of December 31, 2004 and 2005; as well as income statements and cash flows for the three years then ended, remeasured into U.S. dollars and translated into Chilean Pesos under U.S. GAAP, after giving effect to the adjustments detailed above, are presented only for the convenience of the readers and would be as follows:

Condensed Balance Sheets:

	Year Ended December 31,

	2004	2005
	ThCh$	ThCh$

Current assets
Inventories	20.294.335	21.846.120
Other current assets	117.555.960	145.860.922

Total current assets	137.850.295	167.707.042

Non-current assets
Net property. plant and equipment	853.691.714	782.355.044
Other non current assets	112.443.982	91.953.159

Total other non-current assets	966.135.696	874.308.203

TOTAL ASSETS	1.103.985.991	1.042.015.245

LIABILITIES
Current Liabilities	87.832.672	83.682.858

Long-term Liabilities
Long-term bank liabilities	96.102.912	75.608.958
Bonds payable	392.682.924	358.120.435
Other non-current liabilities	28.887.030	27.418.224

Total long-term liabilities	517.672.866	461.147.617

Total liabilities	605.505.538	544.830.475

Minority interest	6.462.266	5.232.474

TOTAL SHAREHOLDERS’ EQUITY	492.018.187	491.952.296

TOTAL LIABILITIES AND SHAREHOLDERS
EQUITY	1.103.985.991	1.042.015.245

Condensed Statement of Income:

	Year Ended December 31,

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

INCOME STATEMENT:
Operating revenues	325.180.029	392.459.336	455.954.312
Operating costs and expenses:
Cost of sales	(213.832.389)	(256.482.717)	(310.161.184)
Selling general and administrative expenses	(18.088.984)	(18.855.548)	(22.687.776)

Operating Income	93.258.656	117.121.071	123.105.352

Interest expense	(55.462.409)	(68.430.448)	(52.200.723)
Interest income	3.110.353	2.587.960	3.760.080
Other income (expense)	-	-	-
Foreign exchange gain (loss)	(24.910.709)	(13.589.865)	(4.545.579)

Income before income taxes	15.995.891	37.688.718	70.119.130
Income taxes	(8.061.234)	(17.836.956)	(12.406.794)

Income before minority interest and equity in earnings	7.934.657	19.851.762	57.712.336
Minority interest	(1.903.921)	(1.753.389)	(706.187)
Equity in earnings of affiliated companies	(1.938.417)	1.292.221	20.340

Income from continuing operations	4.092.319	19.390.594	57.026.489

Income before cumulative effect of change in of accounting principle	4.092.319	19.390.594	57.026.489

Cumulative effect of change in accounting principle, net of tax	(204.142)	-	(162.539)

Net income	3.888.177	19.390.594	56.863.950

Some reclassifications have been made to the income statement under Chilean GAAP in order to present such figures according to the requirements of the U.S. GAAP, which were included in the condensed income statements under U.S. GAAP in addition to the effects of the adjustments between Chile GAAP and U.S. GAAP described in note (v). The reclassifications are as follows:

Income Statement:

	From Non Operanting Income (expense)			To Operanting Income (expense)

	2003	2004	2005	2003	2004	2005
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Insurance indemnization for damages	-	-	(2.094.445)	-	-	2.094.445
Custom and duty rebates	(140.625)		-	140.625	-	-
Post retirement pension plan	2.122.444	949.019	1.132.326	(2.122.444)	(949.019)	(1.132.326)
Provision for Cordex Petroleum Inc. Contingency	-	1.282.020	(946.960)	-	(1.282.020)	946.960
Loss on forward derivatives	1.233.792	4.984.096	4.683.028	(1.233.792)	(4.984.096)	(4.683.028)
Fee and surcharge Gasandes Contract	-	(947.320)	(358.969)	-	947.320	358.969
Dividens received from Gasandes Argentina	-	-	(849.753)	-	-	849.753
Interest received for customer	-	(21.867)	(8.888)	-	21.867	8.888
Research and develpment expenses	2.316	427.393	631.821	(2.316)	(427.393)	(631.821)
Gain on sale on Carbones del Cesar	-	(1.299.227)	-	-	1.299.227	-
Provision of loss on Carbones del Cesar	341.935	-	-	(341.935)	-	-
Write-off interest receivable from a former subsidiary	-	-	-	-	-	-
Supplies and inventories write-off	3.318.411	225.502	2.395.723	(3.318.411)	(225.502)	(2.395.723)
Sale of fixed assets	(265.747)	(4.787.472)	(379.806)	265.747	4.787.472	379.806
Amortization of intangibles assets	174.614	229.057	43.149	(174.614)	(229.057)	(43.149)
Other subsidiares non-operating expenses	437.265	187.230	(28)	(437.265)	(187.230)	28
Total	7.224.405	1.228.431	4.247.198	(7.224.405)	(1.228.431)	(4.247.198)

Condensed Statement of Cash Flows:

The cash flow statement under Chilean GAAP does not differ significantly from a US GAAP cash flow statement. The payment of capitalized interest, included under Chilean GAAP in investing activities, should be reclassified to operating activities within the statements of cash flow in order to comply with the US GAAP reporting rules.

For the purposes of the U.S. GAAP statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents:

	As of December 31,

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Cash	3.499.114	4.750.504	2.832.790
Time deposits that are cash equivalents	10.262.304	25.996.519	36.578.025
Other deposit instruments that are cash equivalents (1)	44.826.830	38.241.728	35.126.242

Total cash and cash equivalents	58.588.248	68.988.751	74.537.057

(1)	These items consist of investments made for cash management purposes with original maturities of less than three months and are included in the balance sheet with similar investments with longer terms in “Other current assets”.See Note 7.

Supplementary Cash Flow information

	As of December 31,

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Interest paid, net of capitalized interest	48,016,327	52,725,271	45,447,807
Taxes paid	73,848	294,846	9,085,963

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

The following represents accumulated other comprehensive income balances as of December 31, 2004 and 2005.

	2004

	Effect of US GAAP ThCh$

	Cumulative			Accumulated
	translation		Forward	Other
	adjustment	Cash flow	exchange	comprehensive
	ThCh$	hedge	contract	income /(loss)

Opening balance	(191.450.975)	(6.095.216)	-	(197.546.191)
Credit (charge) for the period	(42.330.515)	6.095.216	(3.795.702)	(40.031.001)

Closing balance	(233.781.490)	-	(3.795.702)	(237.577.192)

Related tax effect	-	-	777.433	777.433

	2005

	Effect of US GAAP ThCh$

				Accumulated
	Cumulative			Other
	translation		Forward	comprehensive
	adjustment	Cash flow	exchange	income /(loss)
	ThCh$	hedge	contract	ThCh$

Beginning balance	(233.781.490)	-	(3.795.702)	(237.577.192)
Credit (charge) for the period	(41.494.471)	-	3.795.702	(37.698.769)

Ending balance	(275.275.961)	-	-	(275.275.961)

II. Additional Disclosure Requirements:

a) Earnings per share

1) Basic and diluted earnings per share

	Year Ended December 31,

	2003	2004	2005

Income from continuing operations	1	3	9
Cumulative effect of change in accounting principle	0	0	0

Basic and diluted earnings per share (U.S. GAAP)	1	3	9

Weighted average number of shares outstanding (in
thousands)	5.672.753	6.089.302	6.386.837

2) Diluted earnings per share

The effect of the bond conversion as of December 31, 2003 and 2004, has not been included as it would have been anti-dilutive on the income from continuing operations line. The convertible debt bonds were anti-dilutive because the interest (net of tax) per common share obtainable on conversion exceeded basic EPS for all periods presented. The Company’s convertible bonds were completely redeemed on May 31, 2004. The stock options and restricted stock awards granted correspond to stock in the AES Corporation and not in AES Gener. The performance units to be paid by AES Gener, reflect a cash liability award under both Chilean and U.S. GAAP. Therefore, diluted earnings per share are equal to the basic earnings per share as of December 31, 2003, 2004 and 2005.

b) Income taxes: The provision for income taxes differs under Chilean GAAP from the charge calculated in accordance with U.S. GAAP, as a result of the following differences:

	2003

	Chile	Colombia	Argentina	Dom. Rep.	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Current income taxes as determined under Chilean GAAP	148.545	11.240	-	718.099	877.884
Deferred income taxes as determined under Chilean GAAP	440.014	4.009.933	(285.518)	-	4.164.429
U.S. GAAP adjustments:	-	-	-	-	-
Deferred tax effect applying SFAS N°109	277.769	2.535.589	96.753	-	2.910.111
Deferred tax effect of U.S. GAAP adjustments	(306.111)	-	(92.113)	-	(398.224)
Deferred tax effect in remeasuring	2.235.867	-	-	-	2.235.867
Adjustments for remeasurement	(1.438.629)	-	-	-	(1.438.629)

Expense (benefit) for the period under U.S GAAP	1.357.455	6.556.762	(280.878)	718.099	8.351.438

	2004

	Chile	Colombia	Argentina	Dom. Rep.	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Current income taxes as determined under Chilean GAAP	586.562	4.192.460	-	517.478	5.296.500
Deferred income taxes as determined under Chilean GAAP	2.471.879	14.151.590	(2.759.097)	-	13.864.372
U.S. GAAP adjustments:	-	-	-	-	-
Deferred tax effect applying SFAS N°109	(830.910)	(25.251)	14.070	-	(842.091)
Deferred tax effect of U.S. GAAP adjustments	(2.780.544)	-	3.808.123	-	1.027.579
Deferred tax effect in remeasuring	(867.273)	-	-	-	(867.273)

Expense (benefit) for the period under U.S GAAP	(1.420.286)	18.318.799	1.063.096	517.478	18.479.087

			2005

	Chile	Colombia	Argentina	Dom. Rep.	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Current income taxes as determined under Chilean GAAP	1.325.088	8.128.789	-	(142.582)	9.311.295
Deferred income taxes as determined under Chilean GAAP	4.853.791	1.377.178	485.074	-	6.716.043
U.S. GAAP adjustments:					-
Deferred tax effect applying SFAS N°109	(2.466.393)	(257.117)	15.481	-	(2.708.029)
Deferred tax effect of U.S. GAAP adjustments	116.537	-	-	-	116.537
Deferred tax effect in remeasuring	(1.029.052)	-	-	-	(1.029.052)

Expense (benefit) for the period under U.S GAAP	2.799.971	9.248.850	500.555	(142.582)	12.406.794

Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	2004			2005

	SFAS No.109 applied to Chilean GAAP Balances ThCh$	SFAS No. 109 Applied to US GAAP Adjustments ThCh$	Total Deferred Taxes under SFAS No.109 ThCh$	SFAS No.109 applied to Chilean GAAP Balances ThCh$	SFAS No. 109 Applied to US GAAP Adjustments ThCh$	Total Deferred Taxes under SFAS No.109 ThCh$

Deferred income tax assets:
Tax loss carry forwards (1)	30.144.427	-	30.144.427	26.857.000	-	26.857.000
Impairment of long-lived assets	-	4.108.721	4.108.721	-	4.002.672	4.002.672
Allowance for doubtful accounts	881.231	-	881.231	760.710	102.868	863.578
Forward exchange contracts	-	808.385	808.385	-	-	-
Unearned income	2.839.984	-	2.839.984	2.364.805	-	2.364.805
Discount on bonds payable	-	-	-	-	-	-
Pension	-	115.622	115.622	-	280.131	280.131
Equity share in net income of related companies	2.799.587	-	2.799.587	2.594.660	-	2.594.660
Other deferred assets of taxable losses	3.359.804	-	3.359.804	1.232.702		1.232.702
Reversal of gain Escondida	-	1.091.813	1.091.813	-	1.066.911	1.066.911
Asset retirement obligation accumulated	-	49.058	49.058	-	80.610	80.610
Other	642.097	281.786	923.883	3.608.146	80.733	3.688.879

Total deferred income tax assets	40.667.130	6.455.385	47.122.515	37.418.023	5.613.925	43.031.948

Deferred income tax liabilities:
Staff severance indemnities	(134.277)	-	(134.277)	(187.429)	-	(187.429)
Amortization of intangibles	(250.665)	-	(250.665)	(330.879)	-	(330.879)
Depreciation	(110.115.963)	-	(110.115.963)	(108.018.616)	-	(108.018.616)
Capitalized interest.	-	(3.171.570)	(3.171.570)	-	(3.002.714)	(3.002.714)
Deferred expenses in debt issuance	(5.964.020)	2.110.882	(3.853.138)	(4.635.773)	1.585.580	(3.050.193)
taxable costs recorded as financial asset	(359.155)	-	(359.155)	(596.682)	-	(596.682)
Adjustment to deferred income taxes for change in functional currency	-	37.073.214	37.073.214	-	36.947.127	36.947.127
Other	(761.551)	(28.837)	(790.388)	(99.007)	(28.837)	(127.844)

Total deferred income tax liabilities	(117.585.631)	35.983.689	(81.601.942)	(113.868.386)	35.501.156	(78.367.230)

Net deferred tax liabilities from application of SFAS N°109	(76.918.501)	42.439.074	(34.479.427)	(76.450.363)	41.115.080	(35.335.283)

c) Segment information:

The principal measurement differences between Chilean GAAP and U.S. GAAP as they relate to the Company are the result of differences in the accounting for: (i) functional currency, (ii) price level adjustments, (iii) investments accounted for under the equity method, (iv) the difference between the cost and equity methods, and (w) deferred taxes. Management uses Chilean GAAP gross profit/ (loss) before depreciation as its measure of segment profitability. In the tables below, this measure is referred to as segment operating profit.

The company is primarily engaged in the generation of electricity in Chile, Argentina and Colombia. The Company has defined the following operating business segments:

SIC: Sales of electricity in the interconnected grid that serves the central Chile from Rada Paposo in the north to Isla Grande de Chiloé in the south. It includes the sales made by AES Gener, Energía Verde and Electrica Santiago.

SING: Sales of electricity in the interconnected grid that serves the northern part of the Chile from Tarapacá to Antofagasta, which include the sale of Norgener. It also includes the sale of our plant facility located in Argentina since they are solely used to supply electricity to the SING market in Chile.

Colombia: Sales made by Chivor, our plant facility located in Colombia.

Other: This operating segment consists of our businesses in Chile which are not related to the generation of electricity, such as fuel sales.

The following segment information has been disclosed in accordance with U.S. reporting requirements. However, the information presented has been determined in accordance with Chilean GAAP:

Year Ended December 31, 2003
ThCh$	SIC	SING	Colombia	Otros	Total

Revenues from external costumers	206.624.461	91.961.666	83.586.469	2.587.639	384.760.235
Revenues from transactions with other operating segments of the same enterprice	95.627.564	32.692.634	78.640	-	128.398.838
Interest income	22.040.457	413.962	1.357.388	392.633	24.204.440
Interest expense	(34.927.308)	(12.148.824)	(11.174.534)	(148)	(58.250.814)
Depreciation	(23.046.064)	(17.547.922)	(8.235.133)	(2)	(48.829.121)
Segment operating profit	84.002.671	57.819.975	39.296.921	2.589.975	183.709.542
Price-level restatement	(77.845.011)	9.157.982	55.208.407	(969.907)	(14.448.529)
Total assets	913.892.852	405.901.367	424.855.868	14.971.720	1.759.621.807
Income from equity- method	10.424.720	-	-	-	10.424.720
Capital expenditures	(1.970.738)	(261.496)	(540.766)	-	(2.773.000)

Year Ended December 31, 2004
ThCh$	SIC	SING	Colombia	Otros	Total

Revenues from external costumers	236.822.561	88.969.316	75.988.676	3.101.205	404.881.758
Revenues from transactions with other operating segments of the same enterprice	107.771.792	30.617.004	-	-	138.388.796
Interest income	4.840.128	142.744	565.869	374.585	5.923.326
Interest expense	(31.477.793)	(11.396.430)	(11.832.577)	(2.237)	(54.709.037)
Depreciation	(22.454.620)	(16.499.708)	(7.333.471)	-	(46.287.799)
Segment operating profit	125.129.439	8.603.501	41.293.812	3.100.856	178.127.608
Price level restatement	(19.209.554)	3.218.453	19.617.317	(1.301.608)	2.324.608
Total assets	728.695.348	370.121.120	386.055.724	16.099.948	1.500.972.140
Income from equity- method	4.745.328	(10.956)	-	-	4.734.372
Capital expenditures	(2.056.292)	(25.759.578)	(1.072.414)	-	(28.888.284)

Year Ended December 31, 2005
ThCh$	SIC	SING	Colombia	Otros	Total

Revenues from external costumers	266.371.112	98.025.643	93.447.487	2.737.651	460.581.893
Revenues from transactions with other operating segments of the same enterprice	135.035.514	10.481.297	-	-	145.516.811
Interest income	2.209.852	539.877	1.075.133	3.263	3.828.125
Interest expense	(30.079.755)	(1.212.626)	(14.209.894)	(5.628)	(45.507.903)
Depreciation	(20.319.542)	(15.299.568)	(7.155.630)	-	(42.774.740)
Segment operating profit	80.423.649	41.839.005	51.102.712	2.737.649	176.103.015
Price-level restatement	(11.095.533)	3.342.057	5.826.103	(522.843)	(2.450.216)
Total assets	750.174.117	346.783.347	329.984.584	6.698.856	1.433.640.904
Income from equity- method	2.770.592	(8.122)	(7.198)	-	2.755.272
Capital expenditures	17.529.740	8.982.940	958.984	-	27.471.664

2. Reconciliation of reportable segment total to consolidated total

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Segment operating profit	183.709.542	178.127.608	176.103.015
Depreciation	(48.829.121)	(46.287.799)	(42.774.740)
Selling, general and administrative expenses	(18.121.053)	(17.980.537)	(21.027.369)
Interest income	24.204.440	5.923.326	3.828.125
Financial Expense	(58.250.814)	(54.709.037)	(45.507.903)
Amortization of Goodwill	(799.627)	(541.132)	(895.503)
Equity share net income of related companies	10.424.720	4.734.372	2.755.272
Other income (expense)	(13.698.922)	(9.348.684)	(9.718.908)
Price level restatement	(14.448.529)	2.324.608	(2.450.216)

Income before income taxes and extraordinary items under Chilean GAAP	64.190.636	62.242.725	60.311.773

d) Investments in related companies:

The following tables show the condensed financial information of related companies accounted for using the equity method. All amounts are in thousands of constant Chilean pesos as of December 31, 2005 purchasing power.

The condensed information shown here has been taken from the companies’ financial statements prepared in accordance with Chilean GAAP. For the overall effect that the application of U.S. GAAP has on the financial statements of these companies, refer to paragraph k) in Note 37 above.

EMPRESA ELECTRICA GUACOLDA S.A.

	As of December 31,

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Percentage interest	50.00%	50.00%	50.00%
Current assets	33,638,144	28,287,301	26,248,336
Non-current assets	217,022,207	211,035,397	201,750,775

Total assets	250,660,351	239,322,698	227,999,111

Current liabilities	30,481,751	28,625,760	28,507,822
Non-current liabilities	115,923,004	102,412,738	85,524,849

Total liabilities	146,404,755	131,038,498	114,032,671

Net sales	67,329,866	71,909,432	75,851,178
Gross profit	18,067,824	14,797,072	17,355,732
Net income	16,766,385	5,649,403	7,372,967

EMPRESA GENERADORA DE ELECTRICIDAD ITABO S.A.

	As of December 31,

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Percentage interest	25.01%	25.01%	25.01%
Current assets	58,121,534	82,284,431	45,497,749
Non-current assets	205,805,073	177,606,305	164,415,763

Total assets	263,926,607	259,890,736	209,913,512

Current liabilities	37,293,403	43,692,165	24,902,853
Non-current liabilities	6,632,305	7,240,230	6,143,774

Total liabilities	43,925,708	50,932,395	31,046,627

Net sales	87,420,841	105,125,575	91,653,407
Gross profit	18,282,615	19,992,818	14,621,120
Net (loss) income	5,131,166	7,480,467	(3,255,204)

e) Schedule of debt maturity

Following is a schedule of debt maturity in each of the next five years and thereafter:

ThCh$

2006	-
2007	12,873,535
2008	31,043,817
2009	25,646,427
2010	4,020
Thereafter	336,524,316

Total	406,092,115

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

There are certain limitations inherent to the fair value data since while data represents the management's best estimates, data is subjective, involving significant estimates regarding current economic and market conditions. The methods and assumptions used to estimate the fair values are as follows:

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

For interest earning assets with an original maturity of more than one year, the fair values are calculated by discounting contractual cash flows at the current market origination rates for financial instruments with similar terms.

For the Company's long term fixed rate debt, the contractual cash flows were discounted at prevailing interest rates at the balance sheet dates.

		Estimated fair		Estimated fair
	Book value	Value	Book value	Value
	2004	2004	2005	2005
	ThCh$	ThCh$	ThCh$	ThCh$

Assets
Cash	4,920,195	4,920,195	2,832,790	2,832,790
Time deposits	26,932,393	26,932,394	36,578,025	36,578,025
Trade accounts receivable	30,027,683	30,027,683	43,715,306	43,715,306
Money market funds	3,196,997	3,196,997	13,691,586	13,691,586
Other investments	36,421,433	36,421,433	21,434,656	21,434,656
Liabilities
Short term debt	37,406,847	58,885,978	48,491,952	49,105,340
Long term debt	506,382,126	504,956,443	404,223,385	416,018,621
Derivative Financial Instruments (1)	50,902,689	50,902,689	20,040,321	20,040,321

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

The notional amounts, carrying amounts and fair values of these contracts are as follows:

	As of December 31, 2004			As of December 31, 2005

	Notional	Carrying	Fair	Notional	Carrying	Fair
	Amount	Amount	Value	Amount	Amount	Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foward exchange swaps	49,883,232	45,128,025	45,128,025	-	-	-
Interest rate swap	-	-	-	66,625,000	605,103	605,103
Foreign currency foward contracts	6,553,094	5,774,664	5,774,664	19,901,355	19,435,218	19,435,218

Total	56,436,326	50,902,689	50,902,689	86,526,355	20,040,321	20,040,321

The amount of credit risk to which the Company is exposed in the event of non-performance by counterparties under these agreements is shown by the fair values of the gross amount receivable by the Company in the above table.

g) Disclosure regarding interest capitalization:

	Years Ended December 31,

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Interest cost incurred	58,250,815	54,709,037	45,507,903
Interest capitalized under Chilean GAAP	156,855	85,656	60,096
Interest capitalized under U.S. GAAP	156,855	85,656	60,096

h) Employee Benefit Plans

Gener and its subsidiaries sponsor various benefit plans for their current and retired employees. The description of such benefits is as follows:

I. Staff Severance Indemnities

Pursuant to agreements between the Company and its active employees, the Company provides a lump sum payment to each employee with more than five years of service, at the end of his or her employment, based upon total years of service.

The provision for staff severance indemnities is calculated in accordance with the policy set forth in note 1(q), using the current salary levels and expected remaining years of service of all employees covered under the agreement and considering an assumed discount rate of 8%.

The present value of the liability for staff severance indemnity as of December 31, 2004 and 2005 was ThCh$4,722,884 (ThUS$9,215) and ThCh$4,026,826 (ThUS$7,857), respectively. Amounts charged to income related to staff severance indemnities were ThCh$1,222,446 (ThUS$2,385), ThCh$1,430,178 (ThUS$2,791) and ThCh$507,550 (ThUS$990) for the years ended December 31, 2003, 2004 and 2005, respectively. Payments for the years ended December 31, 2003, 2004 and 2005 were ThCh$905,711 (ThUS$1,767), ThCh$504,566 (ThUS$985) and ThCh$490,830 (ThUS$958), respectively.

II. Other Retirement Benefits

Certain benefits are provided only to retired personnel. These benefits include: electric service rate subsidies, additional medical insurance and supplementary pension benefits. No active employees are entitled to these benefits once they retire. For the years ended December 31, 2003, 2004 and 2005, the Company paid ThCh$331,360 (ThUS$647) ThCh$741,516 (ThUS$1,447) and ThCh$718,529 (ThUS$1,402), respectively.

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

iii) Supplementary pension benefits

Retired employees receive a monthly benefit designed to cover a portion, up to a maximum of 50%, of the difference between their salary at retirement and the theoretical pension that they would have received had the employee reached the legal retirement age based on the Institución de Previsión Social (“Institute of Social Welfare”). This benefit expires at the time of death of the retiree.

Under U.S. GAAP, pension and other post-retirement benefits have been accounted for in accordance with SFAS No. 87 and SFAS No. 106, respectively. The Company’s policy is to recognize actuarial gains and losses immediately in the income statement. The Company uses December 31 as measurement date for its benefit plans, which are unfunded. The accumulated benefit obligation was ThCh$5,584,831 and 6,986,250 as of December 31, 2004 and 2005, respectively.. In 2005, the Company expects to contribute ThCh$347,087 (ThUS$623) and ThCh$418,842 (ThUS$751) to its pension and post-retirement benefit plans, respectively.

The following information summarizes AES Gener's pension and post-retirement benefit plans under U.S. GAAP:

	Pension Benefits		Other Benefits

	2004	2005	2004	2005
Changes in benefit (obligations)	ThCh$	ThCh$	ThCh$	ThCh$

Benefit (obligations) at January 1	(2.279.625)	(2.148.263)	(3.491.935)	(3.436.568)
Interest cost	(182.370)	(152.178)	(279.355)	(274.925)
Actuarial gain (loss)	(43.658)	(688.545)	(26.416)	(1.102.716)
Benefits paid	357.390	347.389	361.138	394.923
Price-level restatement	-	74.633	-	-

Benefit (obligations) at December 31	(2.148.263)	(2.566.964)	(3.436.568)	(4.419.286)

Funded status of rhe plans	(2.148.263)	(2.566.964)	(3.436.568)	(4.419.286)

Unrecognized net transiton obligation	-	-	891.285	791.373

Net amount recognized	(2.148.263)	(2.566.964)	(2.545.283)	(3.627.913)

Amounts recognized on the consolidated balance
Accrued benefit cost	(2.148.263)	(2.566.964)	(2.545.283)	(3.627.913)

Net amount recognized at end of year	(2.148.263)	(2.566.964)	(2.545.283)	(3.627.913)

Components of net periodic benefit cost
Interest cost	(182.370)	(152.178)	(279.355)	(274.925)
Amortization of initial net obligation (asset)	(135.112)	-	(99.112)	(99.112)
Amortization of prior service cost
Recognition of actuarial (gain) loss	(43.658)	(688.545)	(26.416)	(1.102.716)

Net periodic benefit cost	(361.140)	(840.723)	(404.883)	(1.476.753)

Weighted average assuptions used to determined benefit obligations at December, 31
Discount rate	8%	8%	8%	8%
Rate of compensation increase	3%	3%	3%	3%

The assumption in the trend rate for medical benefits has a significant effect on the amounts reported for the medical benefit plan.

For measurement purposes, a 3% trend cost rate was assumed to measure the expected cost of Electrical and Health Care benefits.

The effect of a one-percentage-point increase one-percentage-point decrease in the assumed health care cost trend rates on the aggregate of the service and interest cost components of net periodic postretirement health care benefit costs and the accumulated postretirement benefit obligation for health care benefits, would be the following;

	1 Percentage	1 Percentage
	Point increase	Point decrease
	ThCh$	ThCh$

Effect on total interest cost	3,598	(4,223)
Effect on post-retirement benefit obligations	359,834	(422,290)

Pension Retirement Benefits—Chivor

In addition to the benefits discussed above, Colombian law requires benefits to be paid to all retired employees who have attained certain age and service requirements. Previously, Chivor complied with this law by contributing as an employer to the Social Security Administration of Colombia. Complementary to these benefits, Chivor had set up a specific pension plan for its retired employees which obligation is being accounted for under SFAS 87 recognizing all actuarial gains and losses immediately. The Company uses December 31 as its measurement date for its pension plan. The plan is unfunded. The accumulated benefit obligation was ThCh$2,662,833 (ThUS$5,196) at December 31, 2004.

On July 22, 2005, the Constitution of Colombia was changed to require coverage of all workers under a government-sponsored pension plan with uniform pension plan rights and benefits starting August 1, 2010. No complementary plans such as Chivor’s will be allowed under the new law. For those persons who reach the age and service requirements for retirement under Chivor’s current plan prior to the effective date of the government-sponsored plan, the Chivor complementary plan will be the plan under which they are covered and receive their retirement benefits. For the remainder of the persons previously covered under the plan, Chivor will be replaced by the government as the pension plan sponsor without any obligation on the part of Chivor to settle its obligation accrued to date for these employees. Chivor therefore reduced its obligation accordingly. The above-described events resulted in a curtailment gain as defined under SFAS 87 which is reflected in the table below. The accumulated benefit obligation after modification at December 31, 2005 was ThCh$1,904,109.

The company expects to contribute ThCh$278,835 to its pension plan in 2006.

	Pension Benefits

	ThCh$	ThCh$
	2004	2005

Benefit obligations at January 1	(2.415.751)	(2.662.833)
Service cost	(44.628)	(44.328)
Interest cost	(264.272)	(234.305)
Plan curtailments	-	404.653
Actuarial gain (loss)	(259.323)	311.418
Benefits paid	286.007	295.187
Currency adjustments	35.134	26.099

Benefit obligations at December 31.	(2.662.833)	(1.904.109)

Benefit obligations	2.662.833	1.904.109
Funded status (plan assets less benefit obligations)	(2.662.833)	(1.904.109)
Unrecognized transition obligation (asset)	23.163	1.670
Unrecognized net prior service cost	163.655	12.046

Net amount recognized	(2.476.015)	(1.890.394)

Employer contributions	(286.007)	(295.187)
Special termination benefits	286.007	295.187

Amounts recognized in the consolidated balance sheet:

Net amount recognized at end of year	(2.476.015)	(1.890.394)

Components of net periodic benefit cost
Service cost	44.628	44.328
Interest cost	264.272	234.305
Amortization of initial net obligation (asset)	3.416	3.032
Amortization of prior service cost	19.496	17.700
Recognition of actuarial (gain) loss	259.323	(311.418)
Curtailment (gain) / loss recognized	-	(404.653)

Net periodic benefit cost	591.135	(416.706)
Weighted average assumptions used to determined periodic benefit cost for the year ended December 31
Discount rate	10.25%	9.73%
Rate of compensation increase	0.5%	0.5%

Cash Flow information – Benefit Payments

		Gener	Chivor	Total
Cash Flows information	Year Ending	ThCh$	ThCh$	ThCh$

Expected Employer Contributions	31-12-2006	357.301	278.835	636.136
Expected Benefit Payments for fiscal year ending	31-12-2006	357.301	278.835	636.136
	31-12-2007	367.285	256.529	623.814
	31-12-2008	377.845	236.006	613.851
	31-12-2009	386.533	217.126	603.659
	31-12-2010	396.617	199.756	596.373
	Next 5 Years	2.141.057	736.218	2.877.275

i) Restrictions on payment of dividends

Under certain credit agreements there are restrictions on the ability of its subsidiaries to transfer funds to AES Gener through intercompany loans, advances, or cash dividends. The nature and amounts of these restrictions are disclosed in note 33.

j) Pledges granted

Gener Argentina S.A. has pledged to Banco Frances Uruguay S.A., its shares in InterAndes and TermoAndes to guarantee all the existing financing contracts in these companies. In addition, Energy Trade and Finance Corporation has placed in trust its shares in Chivor, for the purpose of guaranteeing the contractual obligations of Chivor with respect to Bank of America NT & S.A. credit agreement.

The carrying amounts of assets pledged as collateral is as follows:

	Percentage	Net assets of
	of participation	subsidiary
	2005	ThCh$

InterAndes S.A.	100%	27,144,436
TermoAndes S.A.	100%	136,538,184
Chivor S.A.	99.98%	188,558,380
Energía Verde	100%	21,571,224

In addition to the above assets, as of December 31, 2004, our subsidiary Norgener had an outstanding debt with Banco de Chile for ThCh$16,164,600 (ThUS$29,000), which was secured by certain fixed assets worth ThCh$55,597,125 (ThUS$96,744).

k) Derivative instruments and hedging activities

The Company enters into derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. All derivative instruments held or issued by the Company are economic hedges of existing or anticipated financial transactions. The Company has entered into interest rate swap agreements to exchange variable rate interest payment obligations for fixed rate obligations without the exchange of the underlying principal amounts in order to manage interest rate exposures. As of December 31,2003, AES Gener had outstanding swaps for an aggregate notional amount of ThCh$103,543,707 (ThUS$170,122) with different maturities and amounts until September 28, 2007. The swap agreements had a fixed interest rate of 6,36%. These interest rate swaps agreements were also terminated in April 2004. On April 16, 2004, AES Gener S.A. repaid the outstanding debt (notes) of TermoAndes and InterAndes, through the payment of US$ 62 million and a new credit agreement for US$ 93.4 million which was granted to AES Gener S.A.

As of December 31, 2005, AES Gener had an outstanding swap agreement, for an aggregate notional amount of ThCh$66,625,000 (ThUS$ 130,000) maturing on October 24, 2012. The swap agreement has a fixed interest rate of 4.98%. In 2005, the interest rate swap is designated as speculative. The fair value of the swap is recorded on the balance sheet, with changes in fair values included in the income statement.

In connection with the offering of AES Gener senior notes, the Company entered into treasury lock agreements to lock in the underlying interest rate for the senior notes to be issued pursuant to its financial restructuring plan. As of December 31, 2004, the notional amount of these agreements was ThCh$126,111,244 (ThUS$246,071). The treasury lock agreements had an average fixed interest rate of 4.37%. In March 2004 AES Gener issued and placed US$400 million bonds in the U.S., as of December 31, 2004 the treasury lock result has been recorded in the income statement. The treasury lock agreement has not been documented as a hedge, and accordingly, changes in fair value were recognized in the income statement in 2004.

The Company has entered into forward exchange swap agreements on November 2004 to hedge its revenues. The forward exchange swap agreements matured from December 2004 to May 2005. The notional amounts were ThCh$45,128,025 (ThUS$88,055) at December 31, 2004. During 2005, the company has not entered into forward exchange swap agreements to hedge its revenues.

In 2004, the Company has entered into foreign currency swap agreements to hedge firm foreign currency commitments. The currency swap agreements matured from January 2005 to March 2005. The notional amounts were ThCh$ 6,553,094 (ThUS$12,787) as of December 31, 2004. The currency swaps had terms that match the hedged exposure. For the year ended December 31, 2005, there were no outstanding foreign currency swap agreements.

Hedge ineffectiveness is measured using the dollar-offset method. During 2004 and 2005 there was no hedge ineffectiveness. During 2003, hedge ineffectiveness for cash flow hedges resulted in ThCh$1,516,275 (ThUS$2,959) being recognized in the line other non-operating expenses in the consolidated financial statements in Chile GAAP and it is being recognized in the line operating costs and expenses in the Condensed Income Statements in USGAAP. No portion of the derivative instruments gain or loss was excluded from the assessment of hedge effectiveness. The Company did not reclassify any amounts to earnings for forecasted transactions that did not occur.

The net amount reclassified from other comprehensive income to earnings during 2003, 2004 and 2005 was ThCh$661,422 (ThUS$1,291), ThCh$1,608,684 (ThUS$3,139) and ThCh$3,795,702 (ThUS$7,406).

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

The Company evaluated its leased and owned assets and it determined that it had legal obligations to reestablish the condition certain assets had before the Company obtained their ownership or use. AES Gener has recorded the land at its Laja, Constitución and Mostazal plants.

m) Long term Compensation Plans

In 2004 and 2005, the AES Corporation, the majority shareholder of AES Gener, granted to its corporate and subsidiaries´ employees, two long-term compensation awards (the "Awards"), which consisted of a combination of stock options, restricted stock and performance units. No employees of AES Gener were granted long-term compensation under these plans prior to January 1, 2004. Awards under these plans are generally vested over two to three years.

RESTRICTED STOCK — AES Corporation issued restricted stock under various incentive stock option plans. Generally, under each plan, shares of restricted common stock with value equal to a stated percentage of participants' base salary are initially awarded at the beginning of a three-year performance period, subject to adjustment to reflect the participants' actual base salary. The shares remain restricted and nontransferable throughout each three-year performance period, vesting in one-third increments in each of the three years following the end of the performance period. The units have a three-years vesting schedule and vest in one-third increments over the three year period. The units are then required to be held for an additional two years before they can be redeemed for shares, and thus become transferable. Under U.S. GAAP, a compensation expense of ThCh$112,074 (US$201,065) and ThCh$173,840(US$339,199) as of December 31, 2004 and 2005, respectively was measured at the market value of the common stock at the balance sheet date, and it has been recognized. For year 2004 and 2005, the adjustments were included as part of the ThCh$307,818 (US$601,066) and ThCh$391,751(US$764,392) shown in the reconciliation, respectively.

The numbers of restricted shares granted by AES Corporation to employees of AES Gener were 74,694 and 27,785, as of December 31, 2004 and 2005, respectively.

STOCK OPTIONS — AES Corporation has granted its options to purchase shares of common stock during the year 2005 under three stock option plans. Under the terms of the plans, AES Corporation may issue options to purchase shares of their common stock at a price equal to 100% of the market price at the date the option is granted. Generally, stock options issued under this plan become exercisable by employees in as little as one year (100% in one year), or as many as four years (25% each year). On December 31, 2004 and 2005, respectively, 15,332,033 and 13,878,639 shares were remaining to be awarded under the plans. The maximum term of the options granted is 10 years.

A summary of the option activity follows:

	December 31,2004			December 31,2005

	Weighted - Average			Weighted - Average
	Shares	Exercise	Price	Shares	Exercise	Price

Outstanding-beginning of year	130.176	US$	13.37	218.089	US$	11.66
Exercised during the year	(3.290)	US$	2.83	(13.473)	US$	4.94
Forfeited during the year	(7.761)	US$	9.70	(1.841)	US$	12.95
Granted during the year	98.964	US$	8.97	43.702	US$	16.80

Outsdanding-end of year	218.089	US$	11.66	246.477	US$	12.93

Eligible for exercise end of year	115.108	US$	14.75	142.959	US$	13.52

The weighted average fair value of each option grant has been estimated as of the date of grant primarily using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year Ended December 31,

	2004	2005

Interest rate (risk-free)	3.83%	4.47%
Volatility	62%	53%
Dividend yield	-	-

Using these assumptions and an expected option life of approximately 10 years, the weighted average fair value of each stock option granted was US$6.58 and US$11.51 for the period ended December 31, 2004 and the year ended December 31, 2005, respectively.

For the year ended December 31, 2004 and December 31, 2005, the compensation expense recorded was ThCh$191,719 (US$374,086) and ThCh$217,912 (US$425,193), respectively.

PERFORMANCE UNITS: Performance Units (PUs) have a face value of USD 1 per unit and base upon a Cumulative Cash Value Added (“CVA”) target calculation for the three year period. The Company records the liability for PUs based on SFAS 5, “Accounting for Contingencies”. The amounts recorded under both US GAAP and Chilean GAAP as of December 31, 2004 and 2005 are ThCh$288,680 (US$562,464) and ThCh$428,365 (US$835,834), respectively.

n) Recent accounting pronouncements

The following new accounting standards have been adopted by the Company during the year-ended December 31, 2005 and the impact of such adoption, if applicable, has been presented in the accompanying consolidated financial statements.

Share-Based Payment. In December 2004, the Financial Accounting Standards Board (“FASB”) issued a revised Statement of Financial Accounting Standard (“SFAS”) No. 123, “Share-Based Payment.” SFAS 123R eliminates the intrinsic value method as an alternative method of accounting for stock-based awards under Accounting Principles Board (“APB”) No. 25 by requiring that all share-based payments to employees, including grants of stock options for all outstanding years, be recognized in the financial statements based on their fair values. It also revises the fair-value based method of accounting for share-based payment liabilities, forfeitures and modifications of stock-based awards and clarifies the guidance under SFAS No. 123 related to measurement of fair value, classifying an award as equity or as a liability and attributing compensation to reporting periods. In addition, SFAS No. 123R amends SFAS No. 95, “Statement of Cash Flows,” to require that excess tax benefits be reported as a financing cash flow rather than as an operating cash flow.

Effective January 1, 2003, the Company adopted the fair value recognition provision of SFAS No. 123, as amended by SFAS No. 148, prospectively to all employee awards granted, modified or settled after January 1, 2003. The Company adopted SFAS No. 123R and related guidance on January 1, 2006, using the modified prospective transition method. Under this transition method, compensation cost will be recognized (a) based on the requirements of SFAS No. 123R for all share-based awards granted subsequent to January 1, 2006 and (b) based on the original provisions of SFAS No. 123 for all awards granted prior to January 1, 2006, but not vested as of this date. Results for prior periods will not be restated. Management is currently evaluating the effect of the adoption of SFAS No. 123R under the modified prospective application transition method, but does not expect the adoption to have a material effect on the Company’s financial condition, results of operations or cash flows.

Conditional Asset Retirement Obligations In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47 “Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143,” which clarifies the term “conditional asset retirement obligation” as used in SFAS No. 143 “Accounting for Asset Retirement Obligations.” Specifically, FIN 47 provides that an asset retirement obligation is conditional when the timing and/or method of settling the obligation is conditioned on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective for fiscal years ending after December 15, 2005.

The Company’s asset retirement obligations covered by FIN 47 primarily include conditional obligations to demolish assets or return assets in good working condition at the end of the contractual or concession term.. As of December 31, 2005, the Company recorded additional asset retirement obligations in the amount of ThCh$185,598, as a result of the implementation of FIN 47. The cumulative effect of the initial application of this Interpretation was recognized as a change in accounting principle in the amount of ThCh$162,539, net of income taxes.

The pro forma net income (loss) and earnings (loss) per share resulting from the adoption of FIN 47 for the years ended December 31, 2005, 2004 and 2003, is not materially different from the actual amounts reported in the accompanying consolidated statement of operations for those periods. Had FIN 47 been applied during all periods presented, the asset retirement obligations at December 31, 2003 and December 31, 2004 would have been approximately ThCh$381,374 and ThCh$150,149, respectively.

In December 2005, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29 or SFAS No. 153, which amends APB Opinion No. 29, Accounting for Nonmonetary Transactions to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless impracticable. The statement defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used and redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle should be recognized in the period of the accounting change. The new standard is effective for accounting changes made in fiscal years beginning after December 15, 2005. The Company does not anticipate that the adoption of this standard will have a material effect on its financial position, results of operations or cash flows.

On November 2, 2005, the FASB issued Financial Staff Position (“FSP”) FAS 115-1 and FAS 124-1, The Meaning of Other -Than-Temporary Impairment and Its Application to Certain Investments, which nullifies certain requirements of Emerging Issues Task Force Issue (“EITF”) No. 03-1, The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments” and supersedes EITF Abstracts Topic No. D-44, Recognition of Other-Than-Temporary Impairment Upon the Planned Sale of a Security whose Cost Exceeds Fair Value. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005. The Company does not expect the adoption of this guidance will have a material effect on its financial position, results of operations or cash flows.

At the June 15 and 16 EITF meeting, and further modified at the September 15, 2005 meeting, the EITF discussed Issue 05-6, Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination, (“EITF 05-6”), and concluded on the appropriate amortization periods for leasehold improvements either acquired in a business combination or which were not preexisting and were placed in service significantly after, and not contemplated at, the beginning of the lease term. This Issue is effective for leasehold improvements (that are within the scope of this Issue) that are purchased or acquired in reporting periods beginning after June 29, 2005. This EITF does not affect the Company’s financial position, results of operations or cash flows.

In February 2006 The FASB has issued SFAS 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140.” The new statement:

a) Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

b) Clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”;

c) Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

d) Clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

e) Amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

SFAS 155 generally is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after 15 September 2006. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position, results of operations or cash flows.

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

i) An event of default has occurred.
ii) The company could not incur al least US$1 of additional indebtedness and
iii) The amount is limited depending on the financial results.

As of December 31, 2005 the restricted net assets is ThCh$169,511,747.

These financial statements have been prepared under the accounting principles generally accepted in Chile.

AES GENER S.A. AND SUBSIDIARIES
Financial information of registrant (Parent Company)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005, except as indicated)

	As of December 31,

	2004	2005
ASSETS	ThCh$	ThCh$

CURRENT ASSETS
Cash	1,633,377	1,359,847
Time deposits	20,375,928	33,382,736
Marketeable securities	-	1,396,613
Trade receivables	20,627,239	26,901,275
Notes receivable	-	-
Miscellaneous receivables	561,771	974,066
Notes and accounts receivable from related companies	8,193,430	5,770,766
Inventories	14,978,912	14,353,767
Recoverable taxes	112,555	1,424,685
Prepaid expenses	615,479	544,422
Deferred taxes	628,986	921,368
Other current assets	25,974,203	12,053,818

Total current assets	93,701,880	99,083,363

PROPERTY, PLANT AND EQUIPMENT:
Land	1,316,407	1,396,406
Construction and infrastructure	359,721,239	373,376,348
Machinery and equipment	386,862,178	385,989,279
Other property, plant & equipment	2,328,044	2,358,786
Technical revaluation	39,600,103	39,499,637
Accumulated depreciation	(401,710,461)	(413,960,598)

Net property, plant and equipment, net	388,117,510	388,659,858

OTHER ASSETS
Investments in related companies	603,420,096	558,702,488
Investments in other companies	17,776,067	16,422,323
Negative goodwill	5,110,442	4,569,777
Goodwill	(6,903,332)	(6,506,969)
Long term receivables	6,232	6,410
Notes and accounts receivable from related companies	233,965,277	208,440,904
Deferred taxes	2,633,744	-
Intangibles	6,944,893	6,944,893
Amortization	(4,796,060)	(5,012,605)
Other	26,532,842	21,679,409

Total other assets	884,690,201	805,246,630

TOTAL ASSETS	1,366,509,591	1,292,989,851

AES GENER S.A. AND SUBSIDIARIES
Financial information of registrant (Parent Company)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005, except as indicated)

	As of December 31,

	2004	2005
LIABILITIES AND SHAREHOLDERS' EQUITY	ThCh$	ThCh$

CURRENT LIABILITIES:
Short term bank liabilities	8,747,531	-
Short term portion of long term bank liabilities	3,496,772	23,334
Bond payables	5,567,358	33,000,904
Long term debt due within one year	34,747	34,544
Dividends payable	131,893	56,539
Accounts payable	14,878,694	15,426,112
Notes and accounts payable to related companies	38,989,638	31,399,994
Accruals	4,519,529	3,687,169
Withholdings	1,088,613	2,635,816
Unearned income	250,923	222,693
Other Liabilities current	-	466,137

Total current liabilities	77,705,698	86,953,242

LONG TERM LIABILITIES
Long term bank liabilities	41,058,700	37,215,340
Bond payables	262,603,422	205,000,000
Notes and accounts payable to related companies	77,296	41,212
Notes payable	106,552,908	90,362,167
Accruals	24,622,686	10,952,653
Deferred taxes	-	238,322
Other long term liabilities	2,510,607	2,210,461

Total long term liabilities	437,425,619	346,020,155

SHAREHOLDERS´EQUITY
Paid-in capital	767,436,004	767,436,004
Share premium	31,363,589	31,363,589
Other reserves	36,929,972	22,558,288
Future dividends reserve	5,619,594	5,846,637
Prior years	2,811,503	2,732,595
Net income	40,874,382	43,038,841
Interim dividends	(33,656,770)	(12,959,500)

Total shareholders’ equity	851,378,274	860,016,454

TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY	1,366,509,591	1,292,989,851

AES GENER S.A. AND SUBSIDIARIES
Financial information of registrant (Parent Company)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005, except as indicated)

	As of December 31,

	2003	2004	2005	2005
	ThCh$	ThCh$	ThCh$	ThUS$

OPERATING REVENUE	243,802,180	289,352,331	352,663,907	688,125
OPERATING COSTS	(206,481,269)	(233,165,853)	(282,293,157)	(550,816)

OPERATING MARGIN	37,320,911	56,186,478	70,370,750	137,309
SELLING AND ADMINISTRATION EXPENSES	(9,433,468)	(10,297,187)	(12,072,152)	(23,555)

OPERATING PROFIT	27,887,443	45,889,291	58,298,598	113,754

NON-OPERATING INCOME
Financial income	21,449,561	4,483,919	2,104,082	4,106
Equity earnings in related companies	125,934,236	48,606,902	54,651,805	106,638
Other non-operating income	1,606,666	7,647,635	2,331,060	4,548
Equity losses in related companies	(1,067,923)	(1,625,921)	(2,284,471)	(4,458)
Amortization of goodwill	(687,294)	(541,132)	(818,306)	(1,597)
Financial expense	(30,101,482)	(27,107,423)	(26,423,168)	(51,557)
Other non-operating expenses	(12,111,359)	(14,600,447)	(9,789,838)	(19,102)
Monetary correction	(728,990)	(1,502,671)	(2,134,210)	(4,164)
Exchange difference	(80,759,870)	(20,061,779)	(30,541,593)	(59,593)

Non-operating expense	23,533,545	(4,700,917)	(12,904,639)	(25,179)

INCOME BEFORE TAX, MINORITY INTEREST AND
AMORTIZATION
OF NEGATIVE GOODWILL	51,420,988	41,188,374	45,393,959	88,575
INCOME TAX	5,183,808	(710,356)	(2,751,482)	(5,369)

INCOME BEFORE MINORITY INTEREST AND
AMORTIZATION
OF NEGATIVE GOODWILL	56,604,796	40,478,018	42,642,477	83,206
MINORITY INTEREST	-	-	-	-

INCOME BEFORE AMORTIZATION OF NEGATIVE
GOODWILL	56,604,796	40,478,018	42,642,477	83,205
AMORTIZATION OF NEGATIVE GOODWILL	396,363	396,364	396,364	773

NET INCOME	57,001,159	40,874,382	43,038,841	83,978

AES GENER S.A. AND SUBSIDIARIES
Financial information of registrant (Parent Company)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005, except as indicated)

	As of December 31,

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Cash Flow from operating activities
Collection of accounts receivable	285,481,341	347,521,545	418,358,639
Financial income received	1,843,028	1,964,502	2,124,874
Dividends and other distributions received	7,900,718	8,292,911	14,657,099
Other income received	1,507,772	2,349,592	894,454
Payment to suppliers and personnel	(215,430,169)	(269,862,832)	(336,825,707)
Financial expenses	(32,357,174)	(42,953,903)	(27,120,414)
Payment for income taxes	(2,154)	(13)	(2,690,149)
Other expenses	(5,273,058)	(7,450,521)	(3,466,521)
VAT and other similar items paid	(9,140,399)	(13,413,037)	(8,286,765)

Net cash provided by operating activities	34,529,905	26,448,244	57,645,510

Cash Flow from financing activities
Shares issuance	-	65,928,553	-
Borrowings from Banks and others	-	74,152,869	7,772
Bonds payable	-	263,103,513	-
Proceeds from other loans to related companies	27,780,098	-
Dividends paid	(31,570,374)	(94,119,688)	(20,024,387)
Repayment of loans	(473,932)	(15,135,746)	(11,539,911)
Repayment of bonds	-	(413,962,301)	-
Payment of costs associated with issuance of bonds	(234,385)	(28,149,174)	(951,152)
Other obligations to related companies	-
Other financing activities	-		(10,012)

Net cash used in financing activities	(4,498,593)	(148,181,974)	(32,517,690)

Cash flow from investing activities
Sales of property, plant and equipment	636,815	25,739,985	331,739
Sales of permanent investments	-	3,798,505	17,302,893
Proceeds from other loans of related companies	30,164,325	188,957,193	-
Proceeds from documented loans to related companies	-	46,159,094	-
Sales of other instruments	-	-
Other investments revenues	13,446	145,874	-
Acquisition of fixed assets	(1,730,906)	(1,949,569)	(17,233,078)
Payment of capitalized interest	(206,523)	(1,703)	(50,610)
Permanent investments	(14,770,502)	(105,984,409)	(620,024)
Investment in financial instruments	(1,696,972)	-
Other obligations to related companies	(30,425,244)	(9,704,940)	(21,001,797)
Other investing activities	-		(682,541)

Net cash provided by (used) in investing activities	(18,015,561)	147,160,030	(21,953,418)

Net increase (decrease) in cash and cash equivalents before the effects of price-level restatement	12,015,751	25,426,300	3,174,402
Price-level restatement of cash and cash equivalents	(1,481,432)	1,255,712	(2,949,003)

Net increase (decrease) in cash and cash equivalents	10,534,319	26,682,012	225,399
Cash and cash equivalents at beginning of year	10,758,372	21,028,086	47,710,098

Cash and cash equivalents at end of year	21,292,691	47,710,098	47,935,497

AES GENER S.A. AND SUBSIDIARIES
Financial information of registrant (Parent Company)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005, except as indicated)

RECONCILIATION BETWEEN NET CASH FLOWS
PROVIDED BY OPERATING ACTIVITIES AND NET
INCOME FOR THE YEAR

	For the year ended December 31,

	2003	2004	2005
	ThCh$	ThCh$	ThCh$

Net income (Loss)	57,001,160	40,874,382	43,038,841
(Gain) loss on sales of fixed assets	(636,815)	(4,927,467)	(331,739)
Gain on sale of investments		(1,345,999)	-
Loss on sale of investments	-	-	-
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	18,839,346	18,405,378	16,506,363
Amortization of intangibles	208,197	208,766	216,545
Provisions and write–offs	8,536,787	3,456,962	2,830,277
Equity share in net income from investments in related companies	(125,934,236)	(48,606,903)	(54,651,805)
Equity share in net loss from investments in related companies	1,067,923	1,625,920	2,284,471
Amortization of goodwill	687,294	541,132	818,306
Amortization of negative goodwill	(396,363)	(396,363)	(396,364)
Net monetary correction	728,990	1,502,669	2,134,210
Net price-level restatement	80,759,870	20,061,778	30,541,593
Others credits to income that do not represent cash flow	-	(397,327)	(101,340)
Others debits to income that do not represent cash flow	1,831,951	4,354,243	3,694,912
Change in operating assets
(Increase) decrease of accounts receivable	(317,616)	3,906,639	(908,578)
(Increase) decrease of inventories	5,488,092	(6,026,935)	465,543
(Increase) decrease of other assets	(10,044,739)	4,398,062	14,108,348
Change in operating liabilities
Increase (decrease) of accounts payable to related companies	4,137,807	2,255,985	(2,950,792)
Increase (decrease) of interest payable	(2,255,023)	(13,877,122)	(600,713)
Net increase (decrease) of income taxes payable	(5,125,048)	734,188	(1,098,642)
Increase (decrease) of other similar payables, net of VAT	(47,669)	(299,748)	2,046,074

Net cash provided by operating activities	34,529,908	26,448,240	57,645,510

AES GENER S.A. AND SUBSIDIARIES
Financial information of registrant (Parent Company)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005, except as indicated)

2) SHAREHOLDERS’ EQUITY

		Share		Future			Net Income	Total
	Paid-in	Premium	Other	Dividends	Retained	Interim	For the	Shareholders
	Capital	Account	Reserves	Reserve	Earnings	Dividends	period	Equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

2003
Balance as of January 1,	654,074,615	29,242,922	50,530,190	4,829,292	3,107,439	-	35,223,218	777,007,676
Distribution of earnings from last year	-	-	2,636,863	29,779,536	2,806,819	-	(35,223,218)	-
Final dividends	-	-	-	(29,779,536)	-	-	-	(29,779,536)
Currency translation adjustment	-	-	(144,607)	-	-	-	-	(144,607)
Price-level restatement	6,540,746	292,429	486,844	462,727	59,142	-	-	7,841,888
Net income for the period	-	-	-	-	-	-	53,678,463	53,678,463
Interim dividends	-	-	-	-	-	-	-	-
Total	660,615,361	29,535,351	53,509,290	5,292,019	5,973,400	-	53,678,463	808,603,884

Balance at Dec.31, 2003	701,507,452	31,363,589	56,821,515	5,619,595	6,343,153	-	57,001,160	858,656,464

2004
Balance as of January 1,	660,615,361	29,535,351	53,509,290	5,292,019	5,973,400	-	53,678,463	808,603,884
Distribution of earnings from last year	-	-	-	-	53,678,463	-	(53,678,463)	-
Final dividends	-	-	-	-	(56,727,528)	-	-	(56,727,528)
Issuance of shares	62,268,146	-	-	-	-	-	-	62,268,146
Currency translation adjustment	-	-	(19,200,331)	-	-	-	-	(19,200,331)
Price-level restatement	17,884,837	738,384	1,337,732	132,300	(210,529)	(120,962)	-	19,761,762
Net income for the period	-	-	-	-	-	-	39,454,037	39,454,037
Interim dividends	-	-	-	-	-	(32,366,268)	-	(32,366,268)
Total	740,768,344	30,273,735	35,646,691	5,424,319	2,713,806	(120,962)	39,454,037	854,159,970

Balance at Dec.31, 2004	767,436,004	31,363,589	36,929,972	5,619,594	2,811,503	(125,317)	40,874,382	884,909,728

2005
Balance as of January 1,	740,768,344	30,273,735	35,646,691	5,424,319	2,713,806	(32,487,230)	39,454,037	821,793,702
Distribution of earnings from last year	-	-	-	-	6,966,807	32,487,230	(39,454,037)	-
Final dividends	-	-	-	218,730	(6,966,807)	-	-	(6,748,077)
Currency translation adjustment	-	-	(14,371,683)	-	-	-	-	(14,371,683)
Price-level restatement	26,667,660	1,089,854	1,283,280	203,588	18,789	-	-	29,263,171
Net income for the period	-	-	-	-	-	-	43,038,841	43,038,841
Interim dividends	-	-	-	-	-	(12,959,500)	-	(12,959,500)

As of December 31,2005	767,436,004	31,363,589	22,558,288	5,846,637	2,732,595	(12,959,500)	43,038,841	860,016,454

Dividends received from subsidiaries and affiliates are as follows:

	2003	2004	2005
Company	ThCh$	ThCh$	ThCh$

New Caribbean Investment	952,791	-	1,468,183
Sociedad eléctrica Santiago	6,947,928	5,879,808	3,381,393
AES Colombia S.A	-	-	379,203
Itabo S.A.	-	-	602,177
Guacolda S.A.	-	807,240	817,964
Norgener S.A.	-	1,605,863	8,000,000

Total	7,900,719	8,292,911	14,648,920

AES GENER S.A. AND SUBSIDIARIES
Financial information of registrant (Parent Company)
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2005, except as indicated)

3) LONG-TERM DEBT TO BANKS AND FINANCIAL INSTITUTIONS AS OF DECEMBER 31, 2004 AND 2005:

	As of December 31,2005							31,2004

							Average
		1-2 Years			More than	Total	Annual	Total
		Million	2-3 Years	3-5 Years	5 Years	Long Term	Rate	Long Term
Bank	Currency	Ch$	Million Ch$	Million Ch$	Million Ch$	Million Ch$	%	Million Ch$

Calyon	US$		4,135	16,538	16,542	37,215	5.22%	-
Deutsche Bank	US$		-	-	-	-	-	41,059

Total			4,135	16,538	16,542	37,215	-	41,059

4) BONDS PAYABLE AS OF DECEMBER 31, 2004 AND 2005:

Nominal Amount				Periodicity	Periodicity	Carrying Value as of December

(in issue currency)	Issue	Interest	Maturity	Interest	Principal	2005	2004
As December 31, 2005	Currency	Rate	Date	Payments	Payments	Million Ch$	Million Ch$

54.751.000	US$	6.50%	15-Ene-06	Semiannual	Upon Maturity	28.901	32.564
400.000.000	US$	7.50%	25-Mar-14	Semiannual	Upon Maturity	209.100	235.606

						238.001	268.170

5) FIVE-YEAR SCHEDULE OF MATURITIES OF DEBT AS OF DECEMBER 31, 2005:

As of December 31, 2005

ThCh$

2,006	28,059,888
2,007	-
2,008	4,134,624
2,009	8,269,248
2,010	8,269,249
Thereafter	221,542,218

Total	270,275,227

AES Gener S.A. and Subsidiaries
Schedule II-Valuation and Qualifying Accounts
(in thousands of constant Chilean pesos as of December 31, 2005)

		Additions
	Balance at	charged to			Balance
	beginning	costs and			at end of
	of period	expenses		Deductions	period

December 31, 2003
Allowance for doubtful accounts revceivable	3.237.553	1.375.773		(3.086.323)	1.527.003
December 31, 2004
Allowance for doubtful accounts revceivable	1.527.003	3.309.429	(1)	-	4.836.432
December 31, 2005
Allowance for doubtful accounts revceivable	4.836.432	18.616		(117.624)	4.737.424

December 31, 2003
Allowance for inventories	227.213	4.032.675		(132.374)	4.127.514
December 31, 2004
Allowance for inventories	4.127.514	154.705		(811.625)	3.470.594
December 31, 2005
Allowance for inventories	3.470.594	445.184		(507.499)	3.408.279

(1)	Includes ThCh$3,428,568 Hidroeléctrica Guardia Vieja contingent Gain not recorded under US GAAP (See Note 37v).

SIGNATURE

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AES GENER S.A.

/s/ Vanessa Thiers
By:	Name: Vanessa Thiers
Title: Acting Chief Financial Officer

Date: June 8, 2007

EXHIBIT INDEX

Exhibit No.	Name

1.	Current By-laws (estatutos) of Registrant as amended (unofficial English translation). (2)
2.1	Chilean Central Bank Chapter XIV. (4)
2.2	Form of Indenture dated as of January 26, 1996, between the Registrant and the Chase Manhattan Bank, as trustee. (4)
2.3	Indenture for US$400 million principal amount of 7.50% Senior Notes due 2014, among the Registrant, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company, as note registrar and Paying Agent. (2)
4.1	Credit Agreement among Chivor S.A. E.S.P., various financial institutions, Bank of America National Trust and
Savings Association and BANCAMERICA Securities Inc. (3)
4.2	Second Amendment and Waiver among Chivor S.A.E.S.P., various financial institutions and Bank of America, N.A. (6)
8.	List of Subsidiaries. (2)
11.	Code of Ethics (unofficial English translation). (5)
12.1	Section 302 Certification of the Chief Executive Officer. (1)
12.2	Section 302 Certification of the Chief Financial Officer. (1)
13.1	Section 906 Certification of the Chief Executive Officer. (1)
13.2	Section 906 Certification of the Chief Financial Officer. (1)

(1)	Filed herewith.

(2)	Incorporated by reference from the Registrant's Registration Statement on amendment no. 1 to Form F-4, Registration No. 333-118315, previously filed with the SEC.

(3)	Incorporated by reference from the Registrant's Registration Statement on Form F-3, Registration No. 333-7056, previously filed with the SEC.

(4)	Incorporated by reference from the Registrant's Registration Statement on Form F-3, Registration No. 333-00206, previously filed with the SEC.

(5)	Incorporated by reference from the Registrant's Annual Report on Form 20-F/A for the year ended December 31, 2003, previously filed with the SEC.

(6)	Incorporated by reference from the Registrant's Annual Report on Form 20-F for the year ended December 31, 2002, previously filed with the SEC.